Form 20-F
period 2019-12-31
Natura &Co Holding S.A.
filed 2020-05-06
CIK 1776967

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-39169

Natura &Co Holding S.A.
(Exact name of Registrant as specified in its charter)

Natura &Co Holding Inc.

(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A,

Parque Anhanguera, São Paulo, São Paulo 05106-000, Brazil

+55 11 4446-4200
(Address of principal executive offices)

José Antonio de Almeida Filippo, Chief Financial Officer

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A,

Parque Anhanguera, São Paulo, São Paulo 05106-000, Brazil

+55 11 4446-4200

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, no par value (the “Natura &Co Holding Shares”)	—	New York Stock Exchange*
American Depositary Shares (the “Natura &Co Holding ADSs”) (as evidenced by American Depositary Receipts), each representing two Natura &Co Holding Shares	NTCO	New York Stock Exchange

*	Not for trading purposes, but only in connection with the listing of Natura &Co Holding ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares as of December 31, 2019 was 865,660,042 common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐       No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐       No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒       No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒       No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐     Accelerated Filer ☐     Non-accelerated Filer ☒     Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this annual report:

☐	U.S. GAAP
☒	International Financial Reporting Standards as issued by the International Accounting Standards Board
☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17       ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐       No ☒

NATURA &CO HOLDING S.A.

i

ii

Reliance on SEC Order

Natura &Co Holding S.A., or the Company, is filing its Annual Report on Form 20-F for the fiscal year ended December 31, 2019, or the 2019 Annual Report, pursuant to the Securities and Exchange Commission’s, or SEC, Order under Section 36 of the Securities Exchange Act of 1934 Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies dated March 25, 2020 (Release No. 34-88465).

As set forth in the Company’s Form 6-K furnished to the SEC on April 30, 2020, the Company was unable to file the 2019 Annual Report within the prescribed time period because, as a result of the outbreak of the coronavirus disease 2019, or COVID-19, the Company was unable to mobilize fully the internal personnel necessary to complete the disclosures in its 2019 Annual Report. The state of São Paulo, where the Company’s corporate headquarters are currently located, is one of the epicenters of the coronavirus outbreak in Brazil. The Company has been following the recommendations of local health authorities to minimize exposure risk for its team members for the past several weeks, including the temporary closures of its offices and having team members work remotely, and, as a result, the 2019 Annual Report was not completed by the filing deadline, due to insufficient time to facilitate the internal and external review process.

Forward-Looking Statements

This annual report on Form 20-F contains forward-looking statements. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial conditions, or other matters, based on current beliefs of our management as well as assumptions made by, and information currently available to our management. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts and may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions, although the absence of any such words or expressions does not mean that a particular statement is not a forward-looking statement. These statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on these statements. Factors that could cause actual plans and results to differ materially from those in these statements include, but are not limited to, risks and uncertainties detailed in the section of this annual report entitled “Item 3. Key Information—D. Risk Factors” and the following factors:

•	global economic conditions;

•	risks associated with tax liabilities, or changes in U.S., Brazilian or other international tax treaties or laws or interpretations to which they are subject;

•	events and risk perception in relation to corruption allegations involving Brazilian companies and politicians, as well as the impacts of the resulting investigation on the Brazilian economy and political outlook as a whole;

•	reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services;

•	unanticipated changes relating to competitive factors in the industries in which the companies operate;

•	ability to hire and retain key personnel;

•	operating costs, customer loss or business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, distributors or suppliers) being greater than expected since the completion of the Transaction (as defined in “Presentation of Financial and Other Information—The Transaction”);

•	ability to attract new clients and retain existing clients in the manner anticipated;

•	the impact of acquisitions the companies have made or may make;

•	reliance on and integration of information technology systems;

•	changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients;

•	conditions in the stock and credit markets;

•	risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings;

•	our international operations, which are subject to the risks of currency fluctuations and foreign exchange controls;

•	risks that the new businesses will not be integrated successfully or that the cost, time and effort required to integrate the newly combined businesses may be greater than anticipated;

•	failure to effectively manage the newly combined business, or that the combined company will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected;

•	developments with respect to the COVID-19 pandemic in Brazil and globally;

•	the inability to achieve the anticipated benefits and synergies of the combined company’s operations since the completion of the Transaction or the effects of the Transaction on the combined company’s financial condition, operating results and cash flow;

•	the inability of Avon and Natura &Co to meet expectations regarding the accounting and tax treatments with respect to the Transaction;

•	risks relating to unanticipated costs of integration;

•	diversion of the attention of Avon and Natura &Co management from ongoing business concerns;

•	the outcome of any legal proceedings that have been or may be instituted against Avon, Natura &Co, Natura &Co Holding and/or others relating to the Transaction;

•	the potential impact of the consummation of the Transaction on relationships with third parties, including clients, employees, independent beauty consultants, Sales Representatives and competitors;

•	the market price for Natura &Co Holding Shares potentially being affected, since the completion of the Transaction, by factors that historically have not affected the market price of Natura Cosméticos Shares or Natura &Co Holding Shares (during the short period prior to the completion of the Transaction) or shares of common stock of Avon as shares of stand-alone companies; and

•	other risk factors as set forth under “Item 3. Key Information—D. Risk Factors” in this annual report.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in this annual report, and information contained in this annual report.

We are under no obligation, and we expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise. Persons reading this document are cautioned not to place undue reliance on these forward-looking statements, which only speak as of the date hereof.

Glossary of Certain Terms Used in This Annual Report

All references in this annual report to the “Company,” “we,” “us” and “our” refer to Natura &Co, as defined below, unless the context otherwise requires. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars, the official currency of the United States. All references to “pounds,” “pound sterling” or “£” are to the British pound sterling, the official currency of the United Kingdom.

In addition, as used in this annual report, the following defined terms have the following respective meanings:

“ABIHPEC” means the Brazilian Personal Hygiene, Perfumery and Cosmetics Association (Associação Brasileira da Indústria de Higiene Pessoal, Perfumaria e Cosméticos).

“Aesop” means Emeis Holding Pty Ltd and its consolidated subsidiaries.

“Avon” means Avon Products, Inc., a New York corporation, and its consolidated subsidiaries.

“B3” means the B3 S.A. – Brasil, Bolsa, Balcão, or São Paulo Stock Exchange.

“BNDES” means the Banco Nacional de Desenvolvimento Econômico e Social, or the Brazilian National Economic and Social Development Bank.

“Brazil” means the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil.

“Brazilian Central Bank” means the Central Bank of Brazil (Banco Central do Brasil).

“Brazilian Corporation Law” means the Brazilian Law No. 6,404/76, as amended.

“CDI,” or the Interbank Deposit Certificate (Certificado de Depósito Interbancário), means the “over extra group” daily average rate for interbank deposits, expressed as an annual percentage, based on 252 business days, calculated daily and published by B3, or any other index as may be further used in substitution thereof.

“CMN” means the Conselho Monetário Nacional, or the Brazilian Monetary Council.

“CVM” means the Comissão de Valores Mobiliários, or the Brazilian Securities Commission.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“FGV” means the Fundação Getúlio Vargas.

“IASB” means the International Accounting Standards Board.

“IBGE” means the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística).

“IFRS” means International Financial Reporting Standards as issued by the IASB.

“Independent beauty consultants” are independent sales representatives who, although they are not employed by Natura &Co, sell Natura &Co products to customers of Natura &Co.

“Merger Sub I” means Nectarine Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Natura &Co Holding.

“Merger Sub II” means Nectarine Merger Sub II, Inc., a Delaware corporation and a direct wholly owned subsidiary of Merger Sub I.

“Merger Subs” means Merger Sub I and Merger Sub II, collectively.

“Natura” means Natura Cosméticos S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil and its consolidated subsidiaries (excluding Aesop, The Body Shop and their respective subsidiaries).

“Natura &Co” means (1) prior to the completion of the Transaction, Natura Cosméticos S.A. and its consolidated subsidiaries, and (2) after the completion of the Transaction, Natura &Co Holding S.A. and its consolidated subsidiaries.

“Natura &Co Holding” means Natura &Co Holding S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil.

“Natura &Co Holding ADS” means the American Depositary Shares of Natura &Co Holding, as evidenced by American Depositary Receipts, each representing two Natura &Co Holding Shares.

“Natura &Co Holding By-Laws” means the by-laws of Natura &Co Holding.

“Natura &Co Holding Shares” means common shares of Natura &Co Holding.

“Natura Cosméticos” means Natura Cosméticos S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil.

“Natura Cosméticos Shares” means common shares of Natura Cosméticos.

“Natura Indústria” means Indústria e Comércio de Cosméticos Natura Ltda.

“Novo Mercado Rules” means the listing rules of the Novo Mercado segment of the B3.

“NYSE” means the New York Stock Exchange.

“Sales Representatives” means independent contractors who are not employees of Avon or any of its subsidiaries, but directly or indirectly purchase products or services from Avon or any of its subsidiaries.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“The Body Shop” means The Body Shop International Limited, a private limited company registered in England and Wales and its subsidiaries.

“Transaction” means the transaction effected by the Agreement and Plan of Mergers, dated May 22, 2019, as amended on October 3, 2019 and as may be further amended from time to time in accordance with its terms (the “Merger Agreement”) entered into by Avon Products, Natura Cosméticos, Natura &Co Holding and the Merger Subs pursuant to which (i) Natura &Co Holding would, after the completion of certain restructuring steps, hold all issued and outstanding shares of Natura Cosméticos, (ii) Merger Sub II would merge with and into Avon, with Avon surviving the merger and (iii) Merger Sub I would merge with and into Natura &Co Holding, with Natura &Co Holding surviving the merger and as a result of which each of Avon and Natura Cosméticos would become a wholly owned direct subsidiary of Natura &Co Holding.

“United Kingdom” or “U.K.” means the United Kingdom of Great Britain and Northern Ireland.

“United States” or “U.S.” means the United States of America.

“U.S. GAAP” means generally accepted accounting principles in the U.S.

Presentation of Financial and other Information

Consolidated Financial Statements

Natura &Co Holding, formerly Natura Holding S.A., was incorporated on January 21, 2019 as part of a corporate restructuring process initiated by Natura Cosméticos on May 22, 2019, as described below under “—The Transaction.”

On November 13, 2019, the controlling shareholders of Natura Cosméticos contributed to Natura &Co Holding shares corresponding to approximately 57.3% of Natura Cosméticos’s capital. On November 13, 2019, all of the Natura Cosméticos shares held by the non-controlling shareholders and not previously held by Natura &Co Holding were contributed to Natura &Co Holding in exchange for shares of Natura &Co Holding, and Natura Cosméticos became a wholly owned subsidiary of Natura &Co Holding (collectively referred to as the “Corporate Restructuring”). This contribution became effective on December 17, 2019.

Prior to the Corporate Restructuring, Natura &Co Holding had limited or no assets, operations or activities, liabilities and no material contingent liabilities or commitments.

The Corporate Restructuring was accounted using the predecessor method of accounting, through which, the historical operations of Natura &Co are deemed to be those of Natura &Co Holding. Accordingly, the consolidated financial statements included in this report reflect:

•	the historical operating results and financial position of Natura &Co prior to the Corporate Restructuring;

•	the consolidated results of Natura &Co Holding and Natura &Co following the Corporate Restructuring;

•	the assets and liabilities of Natura &Co at their historical cost; and

•	Natura &Co Holding’s earnings per share for all periods presented. The number of ordinary shares issued by Natura &Co Holding, as a result of the Corporate Restructuring is reflected retroactively as of January 1, 2017, for purposes of calculating earnings per share in all prior periods presented.

The consolidated financial information presented in this annual report has been derived from the following:

•	the audited consolidated financial statements as of December 31, 2019 and 2018 and for each of the years in the three-year period ended December 31, 2019 and the related notes thereto of Natura &Co Holding, using the predecessor method of accounting, as explained above, included in this annual report; and

•	the consolidated financial statements as of and for the years ended December 31, 2016 and 2015 and the related notes thereto of Natura &Co, not included in this annual report.

The consolidated financial statements of Natura &Co Holding and Natura &Co are prepared in accordance with IFRS as issued by the IASB and are presented in Brazilian reais.

We maintain our books and records in Brazilian reais, which is the functional currency and presentation currency of the consolidated financial statements of Natura &Co Holding and Natura &Co. Unless otherwise noted, our financial information presented herein as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 is stated in Brazilian reais, our reporting currency.

The Transaction

Avon Products, Natura Cosméticos, Natura &Co Holding and the Merger Subs entered into an Agreement and Plan of Mergers, dated May 22, 2019, as amended on October 3, 2019 and November 5, 2019 (the “Merger Agreement”), pursuant to which (i) Natura &Co Holding would, after the completion of certain restructuring steps, hold all issued and outstanding shares of Natura Cosméticos, (ii) Merger Sub II would merge with and into Avon, with Avon surviving the merger and (iii) Merger Sub I would merge with and into Natura &Co Holding, with Natura &Co Holding surviving the merger and as a result of which each of Avon and Natura Cosméticos would become a wholly owned direct subsidiary of Natura &Co Holding.

The Transaction was consummated on January 3, 2020. Accordingly, our results of operations and financial condition for the historical periods discussed in this section do not reflect or include the results of operations or any assets or liabilities of Avon as well as certain critical accounting policies and estimates related to goodwill, intangible assets and purchase accounting related to the Transaction. We began consolidating Avon and its subsidiaries as from January 3, 2020, and, accordingly, our results of operations and financial condition in future periods may not necessarily be comparable to our results of operations and financial condition for historical periods, including those discussed below.

Currency Conversions

On April 30, 2020, the exchange rate for reais into U.S. dollars was R$5.427 to U.S.$1.00, based on the selling rate as reported by the Brazilian Central Bank. The selling rate was R$4.031 to US$1.00 as of December 31, 2019, R$3.875 to U.S.$1.00 as of December 31, 2018, R$3.308 to U.S.$1.00 as of December 29, 2017, R$3.259 to U.S.$1.00 as of December 30, 2016, and R$3.905 to U.S.$ 1.00 as of December 31, 2015, in each case, as reported by the Brazilian Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of April 30, 2020 may not be indicative of future exchange rates. See “Item 3. Key Information—A. Selected financial data—Exchange Rates” for information regarding exchange rates for the Brazilian currency since January 1, 2015.

Solely for the convenience of the reader, we have translated certain amounts included in “Item 3. Key Information—A. Selected financial data” and elsewhere in this annual report from reais into U.S. dollars using the selling rate as reported by the Brazilian Central Bank as of December 31, 2019 of R$4.031 to U.S.$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Item 3. Key Information—A. Selected financial data—Exchange Rates” for more detailed information regarding translation of reais into U.S. dollars and for historical exchange rates for the Brazilian real.

Rounding

We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

Market Data

We obtained market and competitive position data, including market forecasts, used throughout this annual report from market research, publicly available information and industry publications, as well as internal surveys. We include data from reports prepared by the Brazilian Central Bank, the B3, the IBGE, the ABIHPEC, the BNDES, the FGV and Euromonitor International. We believe that all market data in this annual report is reliable, accurate and complete.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

A.	Directors and senior management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

A.	Offer statistics

Not applicable.

B.	Method and expected timetable

Not applicable.

Item 3. Key Information

A.	Selected financial data

The following tables set forth selected historical consolidated financial and other data of Natura &Co Holding for the years indicated and have been derived from: (1) the annual consolidated financial statements of Natura &Co Holding, using the predecessor method of accounting, as of December 31, 2019 and 2018 and for each of the years in the three-year period ended December 31, 2019, included elsewhere in this annual report; and (2) the consolidated financial statements as of and for the years ended December 31, 2017, 2016 and 2015 and the related notes thereto of Natura &Co, not included in this annual report. The following information is presented in millions of Brazilian reais, unless otherwise specified, and is presented in accordance with the measurements and principles of IFRS.

The information below does not reflect our acquisition of Avon, which closed on January 3, 2020. See “Presentation of Financial and Certain Other Information—Consolidated Financial Statements” and “Presentation of Financial and Certain Other Information—The Transaction.”

The following information should be read in conjunction with the sections of this annual report entitled “Item 3. Key Information—D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” and the annual consolidated financial statements included elsewhere in this annual report. Historical results for any period are not necessarily indicative of results to be expected for any future period.

Natura &Co Holding — Statement of Income

	For the Fiscal Year Ended December 31,
	2019(1)	2019	2018	2017	2016	2015
	(in millions of U.S.$)	(in millions of R$)
Net revenue	3,583	14,445	13,397	9,853	7,913	7,899
Cost of sales	(1,000)	(4,033)	(3,783)	(2,911)	(2,447)	(2,416)
Gross profit	2,583	10,412	9,614	6,942	5,466	5,483

Operating income (expenses)
Selling, marketing and logistics expenses	(1,587)	(6,396)	(5,829)	(3,965)	(3,337)	(3,021)
Administrative, research and development, technology and other projects	(597)	(2,406)	(2,251)	(1,536)	(1,101)	(1,272)
Impairment losses on trade receivables	(52)	(210)	(238)	(234)	—	—
Other operating (expenses) income, net	(12)	(49)	(40)	152	54	66
Operating income before financial result	335	1,351	1,256	1,359	1,082	1,256

	For the Fiscal Year Ended December 31,
	2019(1)	2019	2018	2017	2016	2015
	(in millions of U.S.$)	(in millions of R$)
Financial income	485	1,956	2,056	604	1,073	1,927
Financial expenses	(694)	(2,796)	(2,640)	(992)	(1,729)	(2,309)
Taxes on formation of the Company	(51)	(207)	—	—	—	—
Net income before income tax and social contribution	75	304	672	971	426	874
Income tax and social contribution	(37)	(149)	(125)	(301)	(119)	(353)
Net income for the year	38	155	547	670	307	521

Attributable to:
Controlling shareholders of the company	38	155	547	670	297	514
Non-controlling shareholders	—	—	—	—	11	9
	38	155	547	670	307	521
Basic earnings per share—R$ (unless otherwise indicated)	0.0446	0.1796	0.6335	1.5574	0.6895	1.1934
Diluted earnings per share—R$ (unless otherwise indicated)	0.0441	0.1779	0.6324	1.5551	0.6875	1.1928

(1)	Solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2019 for reais into U.S. dollars of R$4.031 per U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

Natura &Co Holding — Balance Sheet

	As of December 31,
	2019(1)	2019	2018	2017	2016	2015
	(in millions of U.S.$)	(in millions of R$)
Assets
Cash and cash equivalents & short-term investments	1,374	5,539	2,430	3,670	2,299	2,784
Trade receivables	418	1,686	1,692	1,508	1,052	909
Inventories	355	1,431	1,365	1,244	836	964
Other current assets	192	774	969	634	616	1,362
Total current assets	2,340	9,430	6,456	7,056	4,803	6,019
Other noncurrent assets	567	2,284	1,736	1,149	1,100	807
Property, plant and equipment	440	1,774	2,237	2,277	1,735	1,752
Intangible assets	1,260	5,076	4,951	4,476	784	817
Right-of-use	650	2,620	—	—	—	—
Total noncurrent assets	2,917	11,754	8,924	7,902	3,619	3,376
Total assets	5,256	21,184	15,380	14,958	8,422	9,395
Liabilities
Borrowings, financing, leases and debentures	967	3,896	1,182	4,077	1,764	2,161
Trade and other payables	454	1,830	1,737	1,554	815	803
Other current liabilities	445	1,792	1,648	1,282	1,599	1,609
Total current liabilities	1,865	7,518	4,567	6,913	4,178	4,573
Borrowings, financing, leases and debentures	2,334	9,408	7,259	5,255	2,626	3,374
Other noncurrent liabilities	222	896	980	1,155	622	370
Total noncurrent liabilities	2,557	10,304	8,239	6,410	3,248	3,744
Total shareholders’ equity	834	3,362	2,574	1,635	996	1,078
Total liabilities and shareholders’ equity	5,256	21,184	15,380	14,958	8,422	9,395

(1)	Solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2019 for reais into U.S. dollars of R$4.031 per U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Brazilian Central Bank has allowed the real/U.S. dollar exchange rate to float freely, which resulted in increasing exchange rate volatility. Until early 2003, the real declined against the U.S. dollar. Between 2006 and 2008, the real strengthened against the U.S. dollar, except in the most severe periods of the global economic crisis. The real depreciated against the U.S. dollar from mid-2011 to early 2016 due to turmoil in international markets and the Brazilian macroeconomic outlook at the time. In particular, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real has devalued at a rate that is much higher than in previous years. On September 24, 2015, the real fell to the lowest level since the introduction of the currency, at R$4.195 per U.S.$1.00. Overall in 2015, the real depreciated 45.0%, reaching R$3.905 per U.S.$1.00 on December 31, 2015. Beginning in early 2016 through the end of 2016, the real appreciated against the U.S. dollar, primarily as a result of Brazil’s changing political conditions. In 2017, 2018 and 2019 the real depreciated 1.5%,17.1% and 4.0% against the U.S. dollar, respectively. On December 31, 2019, the exchange rate was R$4.031 per U.S.$1.00. From January 1, 2020, to April 30, 2020, the real depreciated 34.6% against the U.S. dollar.

The Brazilian Central Bank has intervened in the foreign exchange market in the past to attempt to control instability in foreign exchange rates. We cannot predict whether the Brazilian Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market by re-implementing a currency band system or otherwise. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar and the real may depreciate or appreciate substantially against the U.S. dollar in the future. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian government in the future.

The following tables set forth the exchange rate, expressed in reais per U.S. dollar (R$/U.S.$) for the periods indicated, as reported by the Brazilian Central Bank.

Year	Period-end	Average(1)	Low	High
2015	3.905	3.339	2.575	4.195
2016	3.259	3.483	3.119	4.156
2017	3.308	3.193	3.051	3.381
2018	3.875	3.656	3.139	4.188
2019	4.031	3.946	3.652	4.260

Month	Period-end	Average(2)	Low	High
October 2019	4.004	4.087	3.979	4.174
November 2019	4.224	4.155	3.979	4.260
December 2019	4.031	4.110	4.031	4.226
January 2020	4.270	4.149	4.021	4.270
February 2020	4.499	4.341	4.238	4.499
March 2020	5.199	4.884	4.488	5.199
April 2020	5.427	5.326	5.078	5.651

Source: Brazilian Central Bank.

(1)	Represents the average of the exchange rates on the closing of each day during the year.

(2)	Represents the average of the exchange rates on the closing of each day during the month.

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

Our business, results of operations, financial condition or prospects could be adversely affected if any of these risks occurs, and as a result, the trading price of the Natura &Co Holding Shares or of the Natura &Co Holding ADSs could decline. The risks described below are those known to us and those that we currently believe may materially affect us.

Risks Relating to the Transaction

The expected benefits from operating as a combined enterprise with Avon may not be achieved.

The success of the Transaction will depend, in part, on the ability of Natura &Co and Avon to realize the expected benefits from integrating their respective operations. No assurance can be given that Natura &Co and Avon will be able to integrate their respective operations without encountering difficulties, which may include, among other things, the loss of key employees, diversion of management attention, the disruption of our respective ongoing businesses or possible inconsistencies in standards, procedures and policies. Additionally, Natura &Co and Avon may be required to make unanticipated capital expenditures or investments in order to maintain, integrate, improve or sustain our operations. Integrating our respective operations may involve additional unanticipated costs and financial risks, such as the incurrence of unexpected write-offs, the effect of adverse tax and accounting treatments and unanticipated or unknown liabilities relating to Natura &Co or Avon. All of these factors could decrease or delay the expected accretive effect of the Transaction.

Even if Natura &Co and Avon’s respective operations are successfully integrated, we may not realize the full benefits of the Transaction, including the synergies, cost savings and growth opportunities, within the expected time frame, if at all. Natura &Co and Avon continue to evaluate the estimates of synergies to be realized from, and the fair value accounting allocations associated with, the Transaction. However, the actual cost savings, the costs required to realize the cost savings and the source of the cost savings could differ materially from the estimates of Natura &Co and Avon.

Further, Natura &Co and Avon may not achieve the targeted operating or long-term strategic benefits of the Transaction. In addition, Natura &Co and Avon may not accelerate growth by increasing investments in digital, product innovation and brand initiatives. If Natura &Co and Avon are unable to achieve the objectives, or are not able to achieve our objectives on a timely basis, the anticipated benefits of the Transaction may not be realized fully or at all. An inability to realize the full extent of, or any of, the anticipated benefits of the Transaction could have an adverse effect on the financial condition, results of operations and cash flows of Natura &Co and Avon and could limit Natura &Co’s and Avon’s ability to achieve the anticipated benefits of the Transaction.

In addition, the COVID-19 pandemic has created significant volatility, uncertainty and economic disruption, which may adversely affect the Natura &Co and Avon integration plans and may materially and adversely affect our results of operations, cash flows and financial position. For further information regarding the impacts of the COVID-19 pandemic on our operations, please also see “—Risks Related to Our Business and Industries in Which We Operate—Our business, operations and results may be adversely affected by COVID-19.”

Third parties may terminate or alter existing contracts or relationships with Avon or Natura &Co as a result of the completion of the Transaction.

Each of Natura &Co and Avon has contracts with customers, employees, independent beauty consultants, Sales Representatives, suppliers, vendors, distributors, landlords, lenders, licensors, joint venture partners and other business partners. Such parties may experience uncertainty as to the future of such relationships and may delay or defer certain business decisions, seek alternative relationships with third parties or seek to alter their present business relationships with Natura &Co or Avon, as applicable. Parties with whom Natura &Co or Avon otherwise may have sought to establish business relationships may seek alternative relationships with third parties.

In addition, current and prospective employees, independent beauty consultants and Sales Representatives may experience uncertainty about their roles since the completion of the Transaction and such uncertainty may have an effect on the corporate culture of Natura &Co or Avon, respectively. There can be no assurance Natura &Co or Avon will be able to attract and retain key talent, including senior leaders, to the same extent that each of Natura &Co and Avon have previously been able to attract and retain employees, independent beauty consultants and Sales Representatives. Any loss or distraction of Natura &Co’s or Avon’s customers, employees, independent beauty consultants, Sales Representatives, suppliers, vendors, distributors, landlords, lenders, licensors, joint venture partners and other business partners, could have a material adverse effect on the business, financial condition, operating results and cash flows of Natura &Co and Avon and could limit Natura &Co’s and Avon’s ability to achieve the anticipated benefits of the Transaction.

Natura &Co Holding is more leveraged than either Avon or Natura &Co was prior to the completion of the Transaction and a material portion of its cash flow will have to be used to service its obligations.

As of December 31, 2019, Avon had U.S.$1,592.2 million of consolidated total debt (short- and long-term debt). As of December 31, 2019, Natura &Co had R$10,786.4 million (U.S.$2,675.9 million using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2019 for reais into U.S. dollars of R$4.031 per U.S.$1.00) of consolidated total debt (current and non-current loans, financing and debentures). As a result, since the completion of the Transaction, holders of Natura &Co Holding Shares and Natura &Co Holding ADSs hold securities in a company that is more leveraged than the company in which they formerly held their securities.

Natura &Co Holding is therefore subject to the risks normally associated with significant amounts of debt, which could have important consequences to you. Natura &Co Holding’s indebtedness could, among other things: (i) require Natura &Co Holding to use a substantial portion of its cash flow from operations to pay its obligations, thereby reducing the availability of Natura &Co Holding’s cash flow to fund working capital, operations, capital expenditures, dividend payments, strategic acquisitions, expansion of its operations and other business activities; (ii) increase Natura &Co Holding’s vulnerability to general adverse economic and industry conditions; (iii) limit, along with financial and other restrictive covenants in Natura &Co Holding’s debt instruments, Natura &Co Holding’s ability to borrow additional funds or dispose of assets; and (iv) place Natura &Co Holding at a competitive disadvantage compared to its competitors that have less debt.

Natura &Co Holding, Natura &Co and Avon may also need to refinance all or a portion of their respective debt on or before maturity and may not be able to do this on commercially reasonable terms or at all.

Since Natura &Co Holding is a holding company, it depends on limited forms of funding to fund its operations.

As a holding company, Natura &Co Holding has no significant assets other than the shares of its subsidiaries. Natura &Co Holding’s primary sources of funding and liquidity will be dividends from its subsidiaries, sales of the interests in its subsidiaries and direct borrowings and issuances of equity or debt securities. Natura &Co Holding’s ability to meet the obligations to its direct creditors and employees and other liquidity needs and regulatory requirements will depend on timely and adequate distributions from its subsidiaries and its ability to sell securities or obtain credit from its lenders.

Natura &Co Holding’s ability to pay operating and financing expenses and dividends will depend primarily on the receipt of sufficient funds from its principal operating subsidiaries. Statutory provisions regulate Natura &Co Holding’s operating subsidiaries’ ability to pay dividends. If Natura &Co Holding’s operating subsidiaries are unable to pay dividends to Natura &Co Holding in a timely manner and in amounts sufficient to pay for Natura &Co Holding’s operation and financing expenses or to declare and pay dividends and to meet its other obligations, Natura &Co Holding may not be able to pay dividends or it may need to seek other sources of funding.

Furthermore, Natura &Co Holding’s inability to sell its securities or obtain funds from its lenders on favorable terms, or at all, could also result in Natura &Co Holding experiencing financial difficulties, among other adverse effects. There has been no prior market for the Natura &Co Holding ADSs.

Given that Natura &Co Holding was formed as a new entity, there was no public market for Natura &Co Holding Shares and Natura &Co Holding ADSs prior to their issuance in connection with the Transaction. An active public market in the Natura &Co Holding Shares and Natura &Co Holding ADSs may not develop or be sustained after their issuance. Natura &Co Holding’s inability to meet its liquidity needs and regulatory requirements may disrupt its operations at the holding company level.

Since the completion of the Transaction, Natura &Co may have increased exposures.

Although Natura &Co and Avon hope that the combined operations of the business will result in substantial synergies, the integration of two large companies faces significant challenges and adds additional potential exposure to adverse effects arising from courts decisions, changes in tax laws or regulations.

In addition, the integration of business could increase the number of audits and notices of infractions since the completion of the Transaction as any tax investigations, rulings or decisions affecting any of Natura &Co or any of its subsidiaries would also affect Avon as a subsidiary of Natura &Co Holding.

In particular, both Natura &Co and Avon conduct their respective businesses in Brazil in a similar way, therefore, since the completion of the Transaction, any such changes would have a material effect on the combined business of Natura &Co Holding as they would affect each of its subsidiaries operating in Brazil, including both Natura &Co and Avon.

Natura &Co and Avon have incurred and expect to incur significant transaction and merger-related costs in connection with the Transaction.

Natura &Co and Avon have incurred and expect to incur a number of non-recurring direct and indirect costs associated with the Transaction. These costs and expenses include fees paid to financial, legal, accounting and other advisors, severance and other potential employment-related costs, including payments to certain Natura &Co and Avon executives, filing fees, printing expenses and other related charges. There are also processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the Transaction and the integration of the two companies’ businesses. Factors beyond Natura &Co and Avon’s control with respect to the Transaction could affect the total amount or the timing of the integration and implementation expenses.

There may also be additional unanticipated significant costs in connection with the Transaction that Natura &Co and Avon may not recover. These costs and expenses could reduce the realization of efficiencies and strategic benefits Natura &Co and Avon expect Natura &Co to achieve from the Transaction.

The combined company may not realize the cost savings, synergies and other benefits that the parties expect to achieve from the Transaction.

The combination of two independent companies is a complex, costly and time-consuming process. As a result, the combined company will be required to devote significant management attention and resources to integrating the business practices and operations of Natura &Co and Avon. The integration process may disrupt the business of either or both of the companies and, if implemented ineffectively, could preclude realization of the full benefits expected by Natura &Co and Avon from the Transaction. The failure of the combined company to meet the challenges involved in successfully integrating the operations of Natura &Co and Avon or otherwise to realize the anticipated benefits of the Transaction could cause an interruption of the activities of the combined company and could seriously harm its results of operations. In addition, the overall integration of the two companies may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of client relationships and diversion of management’s attention, and may cause the combined company’s share price to decline. The difficulties of combining the operations of the companies include, among others:

•	managing a significantly larger company;

•	coordinating geographically separate organizations;

•	the potential diversion of management focus and resources from other strategic opportunities and from operational matters;

•	aligning and executing the strategy of the combined company;

•	retaining existing independent beauty consultants and Sales Representatives and attracting new independent beauty consultants and Sales Representatives;

•	retaining existing customers and attracting new customers;

•	maintaining employee morale and retaining key management and other employees;

•	integrating two unique business cultures, which may prove to be incompatible;

•	the possibility of faulty assumptions underlying expectations regarding the integration process;

•	consolidating corporate and administrative infrastructures and eliminating duplicative operations;

•	coordinating distribution and marketing efforts;

•	integrating information technology, communications and other systems;

•	changes in applicable laws and regulations;

•	managing tax costs or inefficiencies associated with integrating the operations of the combined company;

•	unforeseen expenses or delays associated with the Transaction; and

•	taking actions that may be required in connection with obtaining regulatory approvals.

Many of these factors are out of the combined company’s control and any one of them could result in increased costs, decreased revenues and diversion of management’s time and energy, which could materially affect the combined company’s business, financial condition and results of operations. In addition, even if the operations of Natura &Co and Avon are integrated successfully, the combined company may not realize the full benefits of the Transaction, including the synergies, cost savings or sales or growth opportunities that Natura &Co and Avon expect. These benefits may not be achieved within the anticipated time frame, or at all. As a result, we cannot assure you that the combination of Natura &Co and Avon will result in the realization of the full benefits anticipated from the Transaction.

Certain of the combined company’s debt instruments require it to comply with certain covenants.

These restrictions could affect the combined company’s ability to operate its business and may limit its ability to react to market conditions or take advantage of potential business opportunities as they arise. For example, such restrictions could adversely affect the combined company’s ability to finance its operations, make strategic acquisitions, investments or alliances, restructure its organization or finance its capital needs. Additionally, the combined company’s ability to comply with these covenants and restrictions may be affected by events beyond its control, such as prevailing economic, financial, regulatory and industry conditions. If it breaches any of these covenants or restrictions, the combined company could be in default under one or more of its debt instruments, which, if not cured or waived, could result in acceleration of the indebtedness under such agreements and cross-defaults under its other debt instruments. Any such actions could result in the enforcement of its lenders’ rights and/or force the combined company into bankruptcy or liquidation, which could have a material adverse effect on the combined company’s business, financial condition and results of operations.

The combined company’s inability to integrate recently acquired businesses or to successfully complete future acquisitions could limit its future growth or otherwise be disruptive to its ongoing business.

From time to time, the combined company expects it will pursue acquisitions in support of its strategic goals. In connection with any such acquisitions, the combined company could face significant challenges in managing and integrating its expanded or combined operations, including acquired assets, operations and personnel. There can be no assurance that acquisition opportunities will be available on acceptable terms or at all or that Natura &Co Holding will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions. The combined company’s ability to succeed in implementing its strategy will depend to some degree upon the ability of its management to identify, complete and successfully integrate commercially viable acquisitions. Acquisition transactions may disrupt the combined company’s ongoing business and distract management from other responsibilities.

The combined company’s information technology systems may be vulnerable to hacker intrusion, malicious viruses and other cybercrime attacks, which may harm its business and expose the combined company to liability.

The combined company’s operations depend to a great extent on the reliability and security of its information technology system, software and network, which are subject to damage and interruption caused by human error, problems relating to telecommunications networks, software failure, natural disasters, sabotage, viruses and similar events. Any interruption in the combined company’s systems could have a negative effect on the quality of products and services offered and, as a result, on customer demand and therefore volume of sales.

The combined company is exposed to significant risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

Doing business on a worldwide basis requires the combined company to comply with the laws and regulations of various jurisdictions. In particular, the combined company’s international operations are subject to anti-corruption laws and regulations, such as, among others, the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), the UK Bribery Act of 2010 (the “Bribery Act”), the Brazilian Law No. 12,846/13, Decree No.

8,420, dated March 18, 2015 (Brazilian Anti-corruption Regulatory Decree); Decree-Law No. 2,848, dated December 7, 1940 (Criminal Code); Federal Law No. 8,429, dated June 2, 1992 (Brazilian Law of Administrative Improbity); Law No. 8,666, dated June 21, 1993 (Brazilian Public Procurement Law); Law No. 9,504, dated September 30, 1997 (Electoral Code); (g) Law No. 9,613, dated March 3, 1998 (Anti-Money Laundering Law); and Law No. 12,813, dated May 16, 2013 (Brazilian Conflict of Interest Law) (together, the “Brazilian Anti-Corruption Act”), and economic and trade sanctions, including those administered by the United Nations, the European Union, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and the U.S. Department of State. The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. The combined company may deal with both governments and state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA. The provisions of the Bribery Act extend beyond bribery of foreign public officials and are more onerous than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. Economic and trade sanctions restrict the combined company’s transactions or dealings with certain sanctioned countries, territories and designated persons.

As a result of doing business in foreign countries, including through partners and agents, the combined company is exposed to a risk of violating anti-corruption laws and sanctions regulations. Some of the international locations in which the combined company operates have developing legal systems and may have higher levels of corruption than more developed nations. The combined company’s continued expansion and worldwide operations, including in developing countries, its development of joint venture relationships worldwide and the employment of local agents in the countries in which the combined company operates increases the risk of violations of anti-corruption laws and economic and trade sanctions. Violations of anti-corruption laws and economic and trade sanctions are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts (and termination of existing contracts) and revocations or restrictions of licenses, as well as criminal fines and imprisonment. In addition, any major violations could have a significant impact on the combined company’s reputation and consequently on its ability to win future business.

There can be no assurance that policies and procedures will be followed at all times or will effectively detect and prevent violations of the applicable laws by one or more of the combined company’s employees, consultants, agents or partners and, as a result, the combined company could be subject to penalties and material adverse consequences on its business, financial condition or results of operations.

The financial analyses and projections considered by Natura &Co and Avon prior to the Transaction may not be realized.

The financial analyses and projections considered by Natura &Co and Avon prior to the Transaction reflected numerous estimates and assumptions that were inherently uncertain with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to Natura &Co’s and Avon’s businesses, including the factors described or referenced under the section of this annual report entitled “Forward-Looking Statements” and/or listed under the section of this annual report entitled “Item 3. Key Information—D. Risk Factors,” all of which are difficult to predict and many of which are beyond Natura &Co’s and Avon’s control. There can be no assurance that the financial analyses and projections considered by Natura &Co and Avon will be realized or that actual results will not materially vary from such financial analyses and projections. In addition, since the financial projections cover multiple years, such information by its nature becomes less predictive with each successive year.

The combined company is exposed to foreign currency exchange risk.

The combined company transacts business in numerous countries around the world and expects that a significant portion of its business will continue to take place in international markets. Natura &Co Holding prepares and presents its consolidated financial statements in its functional currency, which is the Brazilian real, while the financial statements of each of its subsidiaries are prepared in the functional currency of that entity. Accordingly, fluctuations in the exchange rate of the functional currencies of the combined company’s foreign currency entities against the presentation currency of Natura &Co Holding will impact its results of operations and financial condition. As such, it is expected that the combined company’s revenues and earnings will continue to be exposed to the risks that may arise from fluctuations in foreign currency exchange rates, which could have a material adverse effect on Natura &Co Holding’s business, results of operation or financial condition.

Additionally, the combined company is exposed to numerous other risks currently faced by Natura &Co and Avon, including interest rate risk, commodity risk, and other market risks. Please see the section of this annual report entitled “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industries in Which We Operate.”

Since the consummation of the Transaction, we are exposed to risks affecting Avon.

The Transaction was consummated in January 3, 2020, following which we are the sole shareholders of Avon. Accordingly, our business, results of operations and financial condition in future periods will be affected by any risks to which Avon is exposed. Important factors that could cause Avon’s actual results of operations and financial condition to materially differ from those indicated in the forward-looking statements include, among others, the following:

•	Avon’s ability to improve its financial and operating performance and fully execute its global business strategy and its ability to reverse declining revenue, to improve margins and net income, or to achieve profitable growth, particularly in its largest markets, as well as developing and emerging markets, such as Brazil, Mexico, Russia and the United Kingdom;

•	conditions affecting Avon’s broad geographic portfolio, which is heavily focused on emerging markets, including a general economic downturn, a global recession or in one or more of its geographic regions or markets, such as Brazil, Mexico or Russia, or sudden disruption in business conditions, and the ability to withstand an economic downturn, recession, cost inflation, commodity cost pressures, economic or political instability (including fluctuations in foreign exchange rates), competitive or other market pressures or conditions, as well as the effect of economic factors, including inflation and fluctuations in interest rates and foreign currency exchange rates, the designation of Argentina as a highly inflationary economy and the potential effect of such factors on Avon’s business, results of operations and financial condition, in addition to general economic and business conditions in Avon’s markets, including social, economic and political uncertainties, such as in Russia and Ukraine or elsewhere, and any potential sanctions, restrictions or responses to such conditions imposed by other markets in which Avon operates;

•	Avon’s ability to improve working capital and effectively manage doubtful accounts and inventory and implement initiatives to reduce inventory levels, including through Avon’s recent structural reset of inventory processes, and the potential impact on cash flows and obsolescence;

•	Avon’s ability to reverse declines in active representatives, to enhance its sales leadership programs, to generate representative activity, to increase the number of consumers served per representative and their engagement online, to enhance branding and the representative and consumer experience and increase representative productivity through field activation, segmentation programs, technology tools and enablers, to invest in the direct-selling channel, to offer a more social selling experience, and to compete with other direct-selling organizations to recruit, retain and service representatives and to continue to innovate the direct-selling model;

•	the effect of political, legal, tax (including changes in tax rates) and other regulatory risks imposed on Avon abroad and in the United States, its operations or the Representatives, including foreign exchange, pricing, data privacy or other restrictions, the adoption, interpretation and enforcement of foreign laws, including in jurisdictions such as Brazil and Russia, and any changes thereto, as well as reviews and investigations by government regulators that have initiated or may occur from time to time, including, for example, local regulatory scrutiny;

•	competitive uncertainties in Avon’s markets, including competition from companies in the consumer packaged goods industry, some of which are larger than Avon and have greater resources;

•	the impact of the adverse effect of volatile energy, commodity and raw material prices, changes in market trends, purchasing habits of Avon’s consumers and changes in consumer preferences, particularly given the global nature of Avon’s business and the conduct of its business in primarily one channel, as well as the risk of product or input shortages resulting from Avon’s concentration of sourcing in fewer suppliers;

•	Avon’s ability to attract and retain key personnel;

•	other sudden disruption in business operations beyond Avon’s control as a result of events such as acts of terrorism or war, natural disasters, pandemic situations, large-scale power outages and similar events;

•	developments with respect to the COVID-19 pandemic in the markets in which Avon operates and globally (in relation to which, please also see “—Risks Related to Our Business and Industries in Which We Operate—Our business, operations and results may be adversely impacted by COVID-19” and “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments”);

•	key information technology systems, process or site outages and disruptions, and any cyber security breaches, including any security breach of Avon’s systems or those of a third-party provider that results in the theft, transfer or unauthorized disclosure of representative, customer, employee or Avon information or compliance with information security and privacy laws and regulations in the event of such an incident which could disrupt business operations, result in the loss of critical and confidential information, and adversely impact Avon’s reputation and results of operations, and related costs to address such malicious intentional acts and to implement adequate preventative measures against cyber security breaches, as well as Avon’s ability to comply with various data privacy laws affecting the markets in which it does business;

•	credit rating changes and the impact of such changes on Avon’s financing costs, rates, terms, debt service obligations, access to lending sources and working capital needs, as well as the impact of Avon’s indebtedness, access to cash and financing and ability to secure financing at all or at favorable rates, terms and conditions;

•	Avon’s ability to successfully identify new business opportunities, strategic alliances and strategic alternatives and to identify and analyze partnership candidates and negotiate and consummate partnerships;

•	disruption in Avon’s supply chain or manufacturing and distribution operations;

•	the quality, safety and efficacy of Avon’s products;

•	the success of research and development activities;

•	Avon’s ability to protect its intellectual property rights; and

•	the risk of an adverse outcome in any material pending and future litigation or with respect to the legal status of representatives.

Risks Related to Our Business and Industries in Which We Operate

Our business, operations and results may be adversely impacted by COVID-19.

In response to the COVID-19 outbreak, as we previously disclosed on March 26, 2020, we are currently implementing several measures aimed at safeguarding the health of our employees, and the stability of our operations and financial condition, including, among others, to allow our employees to work remotely if they are able to do so, to maintain the commitment of not to put in place a layoff program for the period of 60 days starting from March 26, 2020, and to freeze salaries and promotions during that period.

Despite the measures adopted to contain the progress of COVID-19 and aid measures announced by governments around the world, including the Brazilian government, as of the date of this annual report, we cannot predict the extent, duration and impacts of such containment measures, or the results of aid measures in the countries in which we operate and/or sell our products. Accordingly, we cannot predict the direct and indirect effects of the COVID-19 pandemic and governments’ responses to it on our business, results of operations and financial condition, including: (1) the impact of COVID-19 on our financial condition and results of operations, including trends and the overall economic outlook, capital, investments and financial resources or liquidity position; (2) how future operations could be impacted; (3) the impact on our costs or access to capital and funding resources; (4) if we could incur any material COVID-19-related contingencies; (5) how COVID-19 could affect assets on our balance sheet and our ability to timely record those assets; (6) the anticipation of any material impairments, increases in allowances for credit losses, restructuring charges or other expenses; (7) any changes to the application of accounting judgements due to new or revised data; (8) the total amount of the decline in demand for goods and services, and disruptions in sales channels, especially those impacted by the social isolation measures; (9) the impact on our supply chain; (10) the impact on the relationship between costs and revenues; (11) general economic and social uncertainty, including increases in interest rates, variations in foreign exchange rates, inflation and unemployment; (12) the impact of the COVID-19 pandemic on our ability to comply with the covenants under our indebtedness; and (13) other unforeseen impacts and consequences.

The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and its impact on our clients, suppliers and employees, all of which are uncertain and cannot be predicted. COVID-19 also poses risks that our employees, contractors, suppliers, customers and other business partners may be prevented from conducting business activities for an indefinite period of time, including shutdowns that may be requested or mandated by governmental authorities and could have a material adverse effect on our results of operations, financial condition and liquidity. Furthermore, to the extent that the COVID-19 pandemic adversely affects our business, results of operations, financial condition and liquidity, it may also have the effect of heightening many of the other risks described in this “Item 3. Key Information—D. Risk Factors” section, such as those relating to our high level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

If the pandemic or the resulting economic downturn continues to worsen, we could experience loss of business, which could have a material impact on our financial position and cash flows. We will continue to actively monitor the situation and may take further actions that alter our business operations as may be required by federal, state or local authorities, or that we determine are in the best interests of our employees, clients, suppliers and shareholders.

See also “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments.”

Our business depends on highly recognized brands. We may not be able to maintain and enhance our brands, or we may receive unfavorable customer complaints or negative publicity, which could adversely affect our brands.

We believe that our brands (principally Natura, The Body Shop and Aesop, among others) contribute significantly to the success of our business. We also believe that maintaining and enhancing our brands is critical to maintaining and expanding our base of customers, vendors and independent beauty consultants. Maintaining and enhancing our brands will also depend largely on our ability to continue to create the best customer purchasing experience, through a pleasant environment at all of our points of sale, and based on our competitive pricing, and large assortment and high-quality of the products and services we offer, together with the range and convenience of product delivery options. If we are unable to meet these standards, our business and results of operations may be adversely affected.

Complaints from customers or negative publicity about the products we sell, the prices we charge or services we provide could in the future reduce consumer confidence and the use of our services and adversely affect our business. In addition, some of the products we sell may expose us to product liability claims arising from personal injury and may require product recalls or other actions. To maintain good customer relations, we need to adequately train and manage our in-store employees who are in direct daily contact with our customers. We must also have a customer service team ready to resolve irregularities and disputes effectively and promptly. Effective customer service requires significant personnel expense and investment in developing programs and technology infrastructure to help customer service representatives carry out their functions. Failure to properly manage or train our customer service representatives could compromise our ability to handle customer complaints effectively. If we do not handle customer complaints effectively, our reputation and our business may suffer, and we may lose our customers’ confidence.

Media coverage and publicity generally exert significant influence over consumers’ behavior and actions. If we are subject to negative publicity which causes our customers to change their purchasing habits, we may be materially adversely affected. New technologies, such as social media, are increasingly used to advertise products and services. The use of social media requires specific attention, as well as a set of monitoring and managing guidelines which we may be unable to effectively develop and implement. Negative posts or comments about us, our products, our business, our operations, our raw materials, our directors or executive officers on any social networking or other website could materially damage our reputation. In addition, our employees and representatives may use social media tools and mobile technologies inappropriately, which may give rise to liability, or which could lead to the exposure of sensitive information. Negative publicity which significantly harms the reputation of one or more of our brands may have a material detrimental effect on the value of our brands, which may materially adversely impact our sales, our business, our financial condition and our operating results.

Our industry is highly competitive and strategic actions by our competitors may weaken our competitive position and negatively affect our profitability.

We and other retailers, compete for capital, customers, employees, products, services and other important aspects of our business. In most of the business segments in which we operate, we generally compete with a number of large multinational and Brazilian retailers, as well as with local small businesses.

These competitors, some of which have a greater market presence in certain geographical areas, store formats and/or for certain categories of products, include traditional retailers, e-commerce and catalog sales businesses, direct sales companies and other forms of retail commerce. Changes in pricing and other terms negotiated, contractual conditions or practices of these competitors may materially adversely affect us.

In addition, increased competition may result in reduced gross margins, a decline in our working capital position and loss of market share, any of which could materially adversely affect us. Moreover, our competitors may be able to devote greater resources than us to invest in business development. Our competitors may be acquired by, receive investments from, or enter into other commercial relationships with larger, well-established and well-financed companies in certain lines of business. Also, the launches of new stores near ours, either by our current competitors or by new competitors, may impact the profitability of each of our stores, which may reduce our cash flows and operating profits. We may be materially adversely affected to the extent we are unable to compete successfully with our competitors.

The purchasing decisions of consumers are affected by factors including brand recognition, product quality and performance, availability of credit, price and subjective preferences. Some of our competitors may have marketing investments substantially larger than ours. If our advertising, promotional and marketing strategies do not succeed and if we are unable to offer new products to meet the market demands, we may be adversely affected. If we cannot introduce new products in a timely manner or if our end consumers believe that our competitors’ products are more attractive, our sales, profitability and our results of operations may be adversely affected.

Also, consumers are increasingly embracing online shopping and mobile commerce applications. As a result, a greater portion of total consumer expenditures with retailers could occur online and through mobile commerce applications. If we fail to maintain or grow our overall market position through the integration of our physical retail presence, our direct selling business and e-commerce platform, our net revenue and financial performance could be adversely affected. In addition, a greater concentration of retail and wholesale sales in online and mobile commerce sales could result in a reduction in the amount of traffic we have in our physical stores. Conditions in the online sales market could also change rapidly and significantly as a result of technological advances. New start-up companies that innovate and large competitors that are making significant investments in e-commerce may create similar or superior e-commerce platforms and technologies that will be disruptive to our e-commerce, direct selling business and the operations of our physical stores.

Changes in consumer preferences may adversely affect our business, financial condition and operating results.

We operate in an industry that is subject to rapid and unpredictable changes in consumer demand and trends. Changes in consumer preferences, including a move away from direct selling and shopping in physical stores toward, among other channels, online shopping, and a potential decrease in demand may adversely affect our operations and growth perspectives. The success of our brand management strategy depends on our ability to foresee, evaluate and react effectively to changes in the spending levels of consumers and their preferences regarding beauty and other products. Our competitiveness depends in part on the successful creation of new products, as well as on consumer satisfaction and preferences in line with market trends. Consumer preferences and trends may change due to a variety of factors, such as changes in demographic trends, changes in the characteristics and ingredients of products, new market trends, climate, negative publicity from lawsuits against us or our peers, or a weak economy in one or more of the markets in which we operate. In addition, consumers may switch to the products of competitors, or the demand for products in our segment as a whole could decline. If we are unable to anticipate changes in consumer preferences and trends, our business, financial condition and operating results could be materially adversely affected.

If we fail to constantly update our product portfolio, we may be unable to maintain and expand our network of independent beauty consultants.

One critical element of our strategy is our capacity to maintain close relations with independent beauty consultants. One of the ways in which we maintain these relations is by constantly updating our portfolio of innovative and attractive products. Our ability to constantly evolve our portfolio depends on a variety of factors, including our capacity to foresee market requirements and use new raw materials and technologies effectively. If we are unable to constantly update our product portfolio, our ability to maintain and expand our network of independent beauty consultants could be materially adversely affected.

Interruption of our research and development, production and distribution units may materially adversely affect our business, financial condition and results of operations.

We develop and manufacture a significant portion of our products at our own manufacturing plants. We are exposed to certain risks inherent to our research, production, distribution and development activities, including industrial accidents, environmental actions, strikes and other labor disputes, interruptions in logistics, power supply or information systems, total or partial loss of operating units, product quality control, safety, specific license requirements and other regulatory factors, as well as natural disasters, disease outbreaks or pandemics, such as COVID-19, and other external factors over which we have no control. For example, we use flammable and explosive substances, such as alcohol, in manufacturing our products. These flammable or explosive products are stored in our operational units and could damage our installations. Accidents at our operational units, especially our main industrial plant in Cajamar, in the state of São Paulo, could expose us to risks related to the total or partial loss of our facilities, depending on the severity of such accidents.

Additionally, we use third-party manufacturers to manufacture certain of our products. Therefore, as a company engaged in manufacturing, distribution and research and development on a global scale, we are subject to the risks inherent in such activities carried out by our third-party manufacturers. Such risks to us and to our third-party manufacturers include industrial accidents, environmental events, fires, strikes and other labor or industrial disputes, disruptions in logistics or information systems (such as the ERP system), loss or impairment of key manufacturing or distribution sites, product quality control issues, safety concerns, licensing requirements and other regulatory or government issues, as well as natural disasters, disease outbreaks or pandemics, such as COVID-19, border disputes, acts of terrorism and other external factors over which we have no control. In addition, there can be no guarantee that all of our third-party manufacturers will fulfill their obligations under the service agreements into which we enter with them. If any of our third-party manufacturers encounters any situation affecting their output, or if any of our third-party manufacturers fails to meet their contracted obligations, this could affect our ability to deliver our products to market, which could have a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and cash flows.

These risks may be exacerbated by our efforts to increase facility consolidation covering our manufacturing, distribution and supply footprints, particularly if we are unable to successfully increase our resiliency to potential operational disruptions or enhance our disaster recovery planning. The loss of, or damage to, any of our facilities or centers, or those of our third-party manufacturers, could have a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and cash flows.

We may face difficulties in opening new stores and developing our existing stores.

Our growth is closely tied to our ability to open new stores and develop existing stores and to identify and successfully take advantage of new business opportunities. Our ability to open new stores and develop existing stores successfully depends on several factors. These factors include, among others, the availability of financial resources or of financing at acceptable terms as well as our ability to identify appropriate locations for new stores, which involves the collection and analysis of demographic and market data to determine whether there is sufficient demand for our products in the relevant locations, as well as the acquisition of real estate property or the negotiation of lease agreements on acceptable terms. In addition, if consumers in the markets into which we expand or in which we build stores of a new format are not receptive to our retail concepts or are otherwise not receptive to our presence in such markets, we may be materially adversely affected. We may also be subject to delays resulting from changes in legislation, governmental bureaucracy or unforeseen or force majeure events, which could result in increased and unexpected costs that are not included in our budgets. Any interruption or delays in the construction or launch of our projects, or increase in costs, could disrupt our business, decrease our anticipated revenues in our business plan, and adversely affect us.

Our organic growth, as well as growth arising from acquisitions, could place a significant strain on our managerial, operational and financial resources. Our ability to manage our future growth will depend on our ability to continue to implement and improve operational, financial and management information systems on a timely basis and to train, motivate and manage an enlarged workforce, including our ability to recruit qualified personnel with the necessary technical skills and experience and the integration of our existing workforce with that of any businesses that we may acquire. Failure to effectively manage our expansion may lead to increased costs, a decline in sales and reduced profitability.

Our business depends on a stable and adequate supply of raw materials, which may be subject to shortages in supply or delays in delivery.

We manufacture and package the majority of our Natura branded products. Raw materials, consisting chiefly of essential oils, chemicals, containers and packaging components, are purchased from various third-party suppliers for our products. Additionally, we produce the brochures that are used by independent beauty consultants to sell Natura-branded products. The loss of multiple suppliers or a significant disruption or interruption in the supply chain could have a material adverse effect on the manufacturing and packaging of our products, or the production of our brochures. This risk may be exacerbated by our globally-coordinated purchasing strategy, which leverages volumes. Regulatory action, such as restrictions on importation, or use of certain products, due to changes in the legal framework applicable to biodiversity in Brazil, or restrictions on the exploration of areas within the Amazon, for example, may also disrupt or interrupt our supply chain. In addition, we are subject to increases in the costs of raw materials or other commodities or, in a worst case scenario, the impossibility of obtaining raw materials and packaging due to several factors over which we have no control, such as climate, agricultural production, legitimate access to genetic heritage and/or traditional associated knowledge, economic conditions, and transportation and processing costs, among others. Each of these may adversely affect our profit margins if we are unable to pass along any higher costs in the form of price increases or otherwise achieve cost efficiencies in manufacturing and distribution. Furthermore, if our suppliers fail to use ethical business practices and comply with applicable laws and regulations, such as any child labor laws, our reputation could be harmed due to negative publicity.

If we experience any material shortages or delay in delivery of packaging materials, our ability to package and deliver our finished goods to our points of sale may be materially adversely affected, and our reputation and sales may suffer material damage, which would adversely affect our results of operation.

Our success depends, in part, on the quality, safety and efficacy of our products and the risk of product contamination resulting in product liability may materially adversely affect our business.

Our success depends, in part, on the quality, safety and efficacy of our products. As is the case with other consumer product manufacturers, we may be subject to product liability claims if our products are found to be unfit for human use or cause illness. Products may be rendered unfit for human use due to contamination of ingredients, whether accidental or not, and illegal tampering. Despite the measures we have in place to control the quality of our products, contamination of ingredients of our products may occur during the transportation, production, distribution and sales processes due to reasons unknown to us or out of our control. The occurrence of such problems may result in product recalls and regulatory sanctions which will cause serious damage to our reputation and brand, as well as loss of revenue. We cannot assure you that such incidents will not occur in the future. In addition, adverse publicity about these types of concerns relating to our brand or to the industry as a whole, whether or not legitimate, may discourage consumers from purchasing our products. If consumers lose confidence in our brand, we could experience long-term declines in our sales, resulting in losses which we may not be able to recover.

Interruption in our main information technology, or IT, systems could adversely affect our business, financial conditions and operating results.

We use IT systems to support our business. Our IT systems and infrastructure, as well as those of third parties, are integral to our performance. The IT systems we use include support systems for financial reports, web-based tools, and an internal communication and data transfer network. We also use a variety of technological tools (online ordering system, electronic billing and online training tools) to assist us and enable us to communicate with our independent beauty consultants. In the coming years, we plan to increase the use of IT tools to communicate with our independent beauty consultants. We use third-party service providers in many instances to provide these IT systems. Over the last several years, we have undertaken initiatives to increase our reliance on IT systems which has resulted in the outsourcing of certain services and functions, such as global human resources IT systems, call center support, Sales Representative support services and other IT processes. Any of our IT systems and infrastructure, or those of third-party service providers, is subject to failure or interruptions that are inherent in the complex scenario of localized applications and the system architecture. Incidents originating from legacy or non-integrated systems, or both, as well as fires, floods, power failure, telecommunication failure, terrorist attacks, break-ins, data corruption and similar events may also occur. Other risks and challenges could arise as we upgrade, modernize and standardize our IT systems. Despite our network security measures, which include due diligence at service providers, our systems could also be vulnerable to computer viruses, data security failures, break-ins, data corruption and similar interruptions caused by unauthorized access to these systems. We rely on our employees, independent beauty consultants, and third parties in our day-to-day and ongoing operations, which may, as a result of human error or malfeasance or failure, disruption, cyberattack or other security breaches of third-party systems or infrastructure, expose us to risk. Furthermore, our ability to protect and monitor the practices of our third-party service providers is more limited than our ability to protect and monitor our own IT systems and infrastructure. The occurrence of these and other incidents could damage our IT systems and infrastructure, or those of third-party service providers, and adversely affect our business, financial condition and operating results.

Our IT systems or those of our third-party service providers may be accessed by unauthorized users, such as cyber criminals, as a result of a failure, disruption, cyberattack or other security breach, exposing us to risk. As techniques used by cyber criminals change frequently, a failure, disruption, cyberattack or other security breach may go undetected for a long period of time. A failure, disruption, cyberattack or other security breach of our IT systems or infrastructure, or those of our third-party service providers, could result in the theft, transfer, unauthorized access to, disclosure, modification, misuse, loss, or destruction of Company, employee, independent beauty consultants, customer, vendor, or other third-party data, including sensitive or confidential data, personal information and intellectual property.

We are investing in industry standard solutions and protections and monitoring practices of our data and IT systems and infrastructure to reduce these risks and continue to monitor our IT systems and infrastructure on an ongoing basis for any current or potential threats. Such efforts and investments are costly, and as cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. As a company that operates globally, we could be impacted by commercial agreements between us and processing organizations, existing and proposed laws and regulations, and government policies and practices related to cybersecurity, privacy and data protection.

Our and our third-party service providers’ data, IT systems and infrastructure may be vulnerable. There can be no assurance that our efforts will prevent a failure, disruption, cyberattack or other security breach of our or our third-party service providers’ IT systems or infrastructure, or that we will detect and appropriately respond if there is such a failure, disruption, cyberattack or other security breach. Any such failure, disruption, cyberattack or other security breach could adversely affect our business, including our ability to expand our business, cause damage to our reputation, result in increased costs to address internal data, security, and personnel issues, and result in violations of applicable privacy laws and other laws and external financial obligations such as governmental fines, penalties, or regulatory proceedings, remediation efforts, such as breach notification and identity theft monitoring, and third-party private litigation with potentially significant costs. In addition, it could result in deterioration in our employees’, independent beauty consultants’, customers’, or vendors’ confidence in us, which could cause them to discontinue business with us or result in other competitive disadvantages.

The loss of members of our senior management, the weakening of our corporate culture and/or our inability to attract, retain and train key personnel may adversely affect our business, financial condition and operating results.

We believe that our ability to retain our competitive advantage largely depends on our executive leaders and the corporate culture our management promotes. The loss of any member of our top management or our inability to attract and retain experienced managers could disrupt our operations and have an adverse effect on our business. If members of our senior management team resign, we may not be able to sustain our existing culture or replace them with individuals of the same experience and qualification. Key personnel may leave us for a variety of reasons and the impact of these departures is difficult to predict, which may hinder the implementation of our strategic plans and adversely affect us.

Our future success also depends on our ability to identify, attract, hire, train, retain, motivate and manage other personnel with specific skills and knowledge. Competition for personnel is intense, and we may not be able to successfully attract, hire, train, retain, motivate and manage sufficiently qualified personnel, which may adversely affect our business.

Our comparable store sales and quarterly financial performance may fluctuate for a variety of reasons, which could have a material adverse effect on our financial performance.

Our comparable store sales and quarterly results of operation have fluctuated in the past, and we expect them to continue to fluctuate in the future. A variety of factors affect our comparable store sales and quarterly financial performance, including:

•	seasonality;

•	changes in our merchandising strategy or mix;

•	the effectiveness of our inventory management;

•	timing and concentration of new store openings, including additional human resources;

•	requirements and related pre-opening and other start-up costs;

•	cannibalization of existing store sales by new store openings;

•	levels of pre-opening expenses associated with new stores;

•	timing and effectiveness of our marketing activities, such as new products, direct marketing;

•	activity, television and magazine advertisements;

•	actions by our existing or new competitors;

•	general economic conditions and, in particular, the retail sales environment; and

•	store employees’ motivation and effectiveness.

Accordingly, our results for any one financial quarter are not necessarily indicative of the results to be expected for any other quarter, and comparable store sales for any particular future period may decrease. In that event, our result of operations may fluctuate significantly.

Our inability to attract and retain our independent beauty consultants may materially adversely affect our business, financial condition and operating results.

The inability to attract and retain our independent beauty consultants could materially adversely affect our business, financial condition and operating results. We conduct our business in the countries in which we operate mainly in the form of direct sales through a network of independent beauty consultants, who sell our Natura-branded products, and independent sales advisors (Natura business leader sales consultants), who, in addition to selling our products, are also responsible for sharing business information and guidelines to small groups of Natura consultants. These independent beauty consultants are our main sales channel for our Natura-branded products and our business expansion is linked to the growth of the resellers network.

Natura consultants and Natura business leader sales consultants are independent beauty consultants who buy products directly from us and sell them to their clients. There is no exclusivity agreement between us and our independent beauty consultants, nor do we require a minimum period of association with us. As of December 31, 2019, we had approximately 1.1 million Natura consultants in Brazil and 0.7 million such consultants outside of Brazil. There is a high rate of turnover among consultants and business leader sales consultants, which is a common characteristic of the direct-selling business. Our success in attracting and retaining independent beauty consultants depends on a series of factors, which include:

•	maintaining close and quality relationships with our independent beauty consultants;

•	continuing to create innovative and successful products, which is important to secure the interest of independent beauty consultants in our company and the Natura brand;

•	maintaining the average prices of products that enable our independent beauty consultants to increase their profits;

•	public perception of our Natura brand, the line of products and the direct sales channel;

•	competitiveness among independent beauty consultants of other direct sales companies;

•	the level of service provided to independent beauty consultants;

•	macroeconomic conditions in Brazil and other countries in which we operate;

•	our ability to successfully execute our digital strategy;

•	our ability to successfully implement other initiatives in the direct-selling channel;

•	our ability to improve our brochure and product offerings;

•	the legal, administrative and other conditions imposed on independent beauty consultants by the authorities of the countries in which we operate; and

•	our ability to improve our marketing and advertising.

We cannot guarantee that our suppliers do not engage in irregular practices.

Given the decentralization and outsourcing of our suppliers’ production chains, we cannot guarantee that suppliers will not have issues regarding working conditions, sustainability, outsourcing of the production chain and improper safety conditions, or that they will not use these irregular practices in order to lower product costs. If a significant number of our suppliers engage in these practices, our reputation may be harmed and, as a consequence, our customers’ perception of our products may be materially adversely affected, causing thereby a reduction in net operating revenues and results of operations and the market prices of our notes.

Changes in the legal status of independent beauty consultants and business leader sales consultants could adversely affect our operating results.

The independent beauty consultants and business leader sales consultants who work with us are not our employees. However, the Brazilian government could enact laws or regulations, or interpret existing laws or regulations in such a way that could characterize independent beauty consultants and advisors as employees or otherwise oblige us to make social security contributions on their behalf. Any changes in law or unfavorable court decisions that find the existence of employment relationship or result in our obligation to make social security contributions or other labor charges for our independent beauty consultants and business leader sales consultants would result in substantial additional costs that could result in a need for us to restructure our business and materially adversely affect our financial condition and operating results. Similar changes in other countries in which we operate could also cause adverse impacts on our strategy and results. For further information on the legal status of our independent beauty consultants, please see “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Natura—Legal status of our independent beauty consultants and business leader sales consultants.”

We may be liable for the labor and pension obligations of third-party suppliers.

Pursuant to Brazilian labor laws, if third-party service providers that provide services to us do not comply with their obligations under labor and social security-related laws, we may be held jointly liable for any such noncompliance, resulting in fines and other penalties that may materially adversely affect us. We may also be held liable for bodily injury or death within our premises of employees of third parties providing services to us, which may adversely affect our reputation and our business.

We could incur losses and expend significant time and money defending lawsuits and arbitration proceedings. Unfavorable outcomes in litigation or our inability to post judicial collateral or provide guarantees in pending legal or administrative proceedings could have a material adverse effect on our business, financial condition and results of operations.

We may, in the future, become party to litigation, including, for example, new tax assessments, claims alleging violation of the federal securities laws or claims relating to employee or employment matters, our products or advertising. Currently, we are party to several civil, administrative, environmental, labor, tax and arbitration proceedings. These claims involve substantial amounts under dispute and could also result in other punitive measures. Several individual disputes account for a significant portion of the total claims against us.

We cannot guarantee that such proceedings will have favorable outcomes for us or that the provisions made will be sufficient to pay any amounts due. Any proceedings that require us to make substantial payments, affect our reputation or otherwise interfere with our business operations could have a material adverse effect on our business, financial condition and operating results. In case of unfavorable decisions against us in claims involving substantial amounts, or if the actual losses are significantly higher than the provisions we have recorded in our financial statements, our financial condition and operating results could be adversely affected. Moreover, our management may be forced to dedicate time and attention to defend against these claims, which could prevent it from concentrating on our core business. Depending on the result, certain lawsuits could result in restrictions to our operations and adversely affect our business, financial condition and operating results.

Additionally, we may not have sufficient funds to post collateral or provide guarantees in judicial or administrative proceedings that claim substantial amounts. Even if we do not post such collateral or provide guarantees, we will be liable for paying any amounts due pursuant to any unfavorable outcomes in legal proceedings, and may have an adverse outcome on the business, financial condition and operational results of the Company. We cannot assure you that, if we cannot make such payments, our assets, including financial assets, will not be attached, or that we will be able to obtain tax good standing certificates, all of which may have a material adverse effect on our business, financial condition and results of operations.

Moreover, our management may be forced to dedicate time and attention to defend against these claims, which could prevent it from concentrating on our core business.

See also “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

The cosmetics, fragrances and toiletries segment is susceptible to periodic slowdowns as a result of decreases in consumer purchasing power, economic downturns and unfavorable economic cycles.

Historically, the cosmetics, fragrances and toiletries segment has been susceptible to periods of general economic slowdown that have led to a decline in consumer spending. Adverse economic conditions may significantly reduce the spending capacity of consumers and their disposable income, which could materially adversely affect our sales, operating results and financial condition.

The success of operations in most of the business segments where we operate depends on various factors related to consumer expenditures and consumers’ income, including general business conditions, interest rates, inflation, consumer credit availability, taxation, consumer confidence in future economic conditions and employment and salary levels.

Our results of operations and financial condition have been, and will continue to be, affected by the growth rate of the GDP of the countries in which we operate. We cannot ensure that the GDP of the countries in which we operate will increase or remain stable. Developments in the macroeconomic conditions of the countries in which we operate, including Brazil which has been experiencing an economic slowdown since 2012, may affect such countries’ growth rates and, consequently, us. Any decrease or slowdown in such growth may materially adversely affect our sales and our results of operations.

We may face challenges in developing our omnichannel strategy and expanding our operations to e- commerce.

The coordinated operation of our network of physical stores and e-commerce platforms across multiple brands is fundamental to the success of our omnichannel strategy. If we are unable to align and integrate the strategies of our multiple sales channels, or if our respective sales channels compete against each other, we may be unable to fully benefit from the advantages that an omnichannel, dual-model and multiformat strategy offers, which may materially adversely affect us.

Also, consumers are increasingly embracing online shopping and mobile commerce applications. As a result, a greater portion of total consumer expenditures with retailers and wholesalers could occur online and through mobile commerce applications. If we fail to maintain or grow our overall market position through the integration of our physical retail presence and e-commerce platform across our brands, our net revenue and financial performance could be adversely affected. In addition, a greater concentration of retail and wholesale sales in online and mobile commerce sales could result in a reduction in the amount of traffic we have in our physical stores.

Conditions in the online sales market could also change rapidly and significantly as a result of technological advances. New start-up companies that innovate and large competitors that are making significant investments in e-commerce may create similar or superior e-commerce platforms and technologies that will be disruptive both to our e-commerce and the operations of our physical stores.

The Natura, The Body Shop and Aesop brands have historically used e-commerce to different degrees and may continue to have different strategies for their e-commerce platforms. As we continue expanding our e-commerce operations across our brands, we will continue to face risks associated with online businesses. In addition, we may pursue strategies within e-commerce that our brands have not utilized before, and we may expand into e-commerce in countries and jurisdictions in which we have less experience and in which our brands may be less well-known by customers. We may be unable to attract a sufficient number of customers and other participants, fail to anticipate competitive conditions or face difficulties in operating effectively across all of our channels and business formats, and could also be the target of illegal and fraudulent uses of our e-commerce platforms. Accordingly, any efforts to expand our e-commerce operations may not be successful, which could limit our ability to grow our revenue, net income and profitability, adversely affecting our results of operations. See “Item 4. Information on the Company—B. Business Overview—Our Distribution Processes.”

Restrictions on credit availability to consumers in Brazil may adversely affect our sales volumes.

Sales in installments are an important component of the result of operations of retail companies in Brazil. The increase in the unemployment rate, combined with high interest rates, may result in increased restrictions on the availability of credit to consumers in Brazil. As of December 31, 2019, the unemployment rate in Brazil was 11.0%, according to the IBGE. Our sales volumes and, consequently, our result of operations may be adversely affected if credit availability to consumers decreases, or if policies are introduced by the Brazilian government that further restrict the granting of credit to consumers.

The Brazilian federal government, through the CMN and the Brazilian Central Bank, periodically introduce regulations designed to regulate the availability of credit in order to reduce or increase consumption and, consequently, to control the rate of inflation. These regulations include, among other tools, (1) modifying the requirements imposed on compulsory deposits on loans, deposits and other transactions; (2) regulating the maximum term of financings; and (3) imposing limitations on the amount of financing that may be obtained. These regulations may reduce our customers’ ability to obtain credit from financial institutions, and some of these can affect the financial and credit market for extended periods of time. We cannot assure you that in the future the Brazilian federal government will not adopt new regulations that reduce the access of our customers to credit from financial institutions.

In addition to providing for sales in installments, we may also extend other forms of credit to customers. Any form of lending carries a risk that our customers may not repay the credit we extend to them. An increase in the unemployment rate, an increase in interest rates, or any economic downturn may further reduce the likelihood of repayment by our customers, which could require us to suffer losses and raise the rates we charge. Any increase in interest rates by us may decrease the likelihood that customers will be able to take on debt to purchase our products.

Reductions in credit availability and more stringent credit policies by us and credit card companies (as well as increased interest rates) may negatively affect our sales. Unfavorable economic conditions in Brazil, or unfavorable economic conditions globally that impact the Brazilian economy, may significantly reduce available income and consumer expenditure, particularly in the lower income classes, who have relatively less credit access than higher income classes, more limited debt refinancing conditions and are more susceptible to increases in the unemployment rate. These conditions may cause a material adverse effect on our sales, our business and our results of operations.

Our dependence on credit card companies for sales and consumer financing is a growing trend.

Our business is relatively dependent on credit cards as it is one of the preferred payment methods of our customers. To execute credit card sales, we are dependent on the policies of credit card companies, and are affected by the fees that such companies charge us. Any change in the policies of the credit card issuers, including, for example, the administration fee charged to merchants, could materially adversely affect our business and results of operations.

Our franchise business models present a number of risks.

Our success increasingly relies on the financial success and cooperation of franchisees across the Natura, The Body Shop and Aesop brands, yet we have limited influence over their operations. Our margins from physical retail stores arise from two primary sources: fees from franchised stores (e.g., rent and royalties based on a percentage of sales, as well as the revenues from products we sell to our franchisees) and, to a lesser degree, sales from company-operated stores. Our franchisees manage their businesses independently, and therefore are responsible for the day-to-day operation of their stores. The revenues we realize from franchised stores are largely dependent on the ability of our franchisees to grow their sales. If our franchisees do not experience sales growth, our revenues and margins could be negatively affected as a result. Also, if sales trends worsen for franchisees, their financial results may deteriorate, which could result in, among other things, store closures or delayed or reduced payments to us. Our refranchising effort will increase that dependence and the effect of those factors.

Our success also increasingly depends on the willingness and ability of independent franchisees to implement major initiatives, which may include financial investment, and to remain aligned with us on operating, promotional and capital-intensive reinvestment plans. Franchisees’ ability to contribute to the achievement of our plans is dependent in large part on the availability to them of funding at reasonable interest rates and may be negatively impacted by the financial markets in general or by the creditworthiness of our franchisees or the Company. Our operating performance could also be negatively affected if our franchisees experience operational problems or project an image inconsistent with our brand and values, particularly if our contractual and other rights and remedies are limited, costly to exercise or subjected to litigation. If franchisees do not successfully operate stores in a manner consistent with our required standards, the image and reputation of our brands could be harmed, which in turn could materially adversely affect our business and operating results.

Our success depends, in part, on the quality, safety and efficacy of our products.

Our success depends, in part, on the quality, safety and efficacy of our products. If our products are found to be, or perceived to be, defective or unsafe, or if they otherwise fail to meet independent beauty consultants, representatives or end customers’ standards, then our relationship with independent beauty consultants, representatives or end customers could suffer, we may need to recall some of our products and/or become subject to regulatory action, our reputation or the appeal of our brand could be diminished, we could lose market share, and we could become subject to liability claims, any of which could result in a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and cash flows.

Our business depends on a supply chain and consequently we face inherent logistics-related risks.

If operations at our distribution centers are adversely affected by factors beyond our control, such as fire, natural disasters, disease outbreaks or pandemics, such as COVID-19, power shortages, failures in the systems, among others, and in the event that no other distribution center is able to meet the demand of the region affected, the distribution of products to the regions supplied by the affected distribution center will be impaired, which may adversely affect us. Our operations may be materially adversely affected if we are not able to open new distribution centers or expand our existing distribution centers in order to meet the supply needs of our clients.

Additionally, any significant interruptions, failures or changes in the logistics infrastructure we or our suppliers use to deliver products in our distribution centers could prevent the timely or successful delivery of the products to our clients and adversely affect our operations.

Our distribution network is sensitive to fluctuation in oil prices, and any increases in the price, disruption of supply or shortage of fuel may result in increased shipping costs and adversely affect our business and results of operation.

Furthermore, if stringent regulations to combat street traffic are enacted imposing further restrictions on the delivery of products to our clients within certain hours of the day in certain municipalities where we operate, our ability to distribute products in a timely manner to our clients may be affected. A general increase in street traffic can also impact our ability to distribute products to our clients in a timely manner. Also, our e-commerce business is subject to similar risks, and as we expand our e-commerce platform these risks may affect our ability to deliver products to our end-consumers in a timely manner. Any inability to promptly and successfully deliver the products we sell to our customers through our e-commerce platform may result in the loss of their business and materially adversely affect our reputation, which may have an adverse impact on our sales.

We are not insured against all risks affecting our activities and our insurance coverage may not be sufficient to cover all losses and/or liabilities that may be incurred by our operations.

We cannot provide assurance that our insurance coverage will always be available or will always be sufficient to cover any damages resulting from any kind of claims. In addition, there are certain types of risks that may not be covered by our policies, such as war, force majeure or certain business interruptions. In addition, we cannot provide assurance that when our current insurance policies expire, we will be able to renew them at sufficient and favorable terms. Claims that are not covered by our policies or the failure to renew our insurance policies may materially adversely affect us.

Changes in the availability and costs of energy and other utilities could materially adversely affect us.

Our operations consume material quantities of energy and other utilities. Energy and utility prices have been subject to significant price volatility in the recent past in Brazil, including as a result of climate conditions, and may be again in the future. For instance, high energy prices over an extended period of time, as well as changes in energy taxation and regulation in certain geographies, may result in a material adverse effect on our operating revenues and could materially adversely affect our profitability. There is no guarantee that we will be able to pass along increased energy and public utility costs to our customers.

We may not be able to execute our strategy of sourcing a sufficient volume and variety of products at competitive prices or adequately managing our supply of inventory, which could have a material adverse effect on us.

Our business is dependent on our ability to strategically source a sufficient volume and variety of products at competitive prices. In addition, we may significantly overstock low-acceptance products and be forced to take significant markdowns. We cannot assure you that we will be able to identify the appropriate customer demand and take advantage of appropriate buying opportunities, which could have a material adverse effect on our business and financial results. In addition, overstocked goods in our distribution centers may become obsolete or their validity may expire during the time it takes to be delivered to our clients. In addition, the improper handling of products may result in their breakage or malfunctioning.

Further, if we or any third party warehousing provider engaged by us fail to store our inventory at optimal conditions, such as at optimal temperatures and humidity levels, the quality and shelf life of our products may be adversely affected, and we may as a result suffer damage to our reputation, which may adversely affect our results of operation.

A work stoppage or significant strike from our labor force may affect our operations.

A number of our employees are represented by labor unions and covered by collective bargaining or similar labor agreements, which are subject to periodic renegotiation within the time frames established by law. Strikes and other work stoppages or other labor disruptions in any of our facilities or labor unrest disrupting any of our third-party suppliers of goods or services may have a material adverse effect on our business and results of operations.

We may not be able to protect our intellectual property rights.

Our future success depends significantly on our ability to protect our current and future brands (including our private labels) and to defend our intellectual property rights, including trademarks, domain names, trade secrets and know-how. There is also a risk that we could, by omission, fail to renew a trademark in a timely manner or that our competitors will challenge, invalidate or circumvent any existing or future trademarks issued to, or licensed by, us. We cannot be certain that the steps we have taken to protect our portfolio of intellectual property rights will be sufficient or that third parties will not infringe upon or misappropriate proprietary rights. If we are unable to protect our proprietary rights against infringement or misappropriation, it could have a material adverse effect on us, and in particular, on our ability to develop our business.

Counterfeiting and imitation have occurred in the past for many consumer products, including cosmetics. As our Natura, The Body Shop, Aesop among others, brands are well-known brands around the world, we have in the past experienced counterfeiting and imitation of our products. We are unable to guarantee that counterfeiting and imitation will not occur or, if it does occur, that we would be able to detect and address the problem effectively. Any occurrence of counterfeiting or imitation could impact negatively upon our reputation and brand name, lead to loss of consumer confidence in our brand, and, as a consequence, adversely affect our results of operation.

The laws of some foreign countries do not protect our proprietary rights as fully as do the laws of Brazil, the United States, or the European Union member States. As a result, we may not be able to protect our intellectual property rights adequately by legal means in some of the jurisdictions where we do business. Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. The costs required to protect our trademarks, trade names and patents, including legal fees and expenses, could be substantial.

Litigation may also be necessary to defend against claims of infringement or invalidity by others as we actively pursue innovation in the cosmetics and toiletries industry and enhance the value of our intellectual property portfolio. An adverse outcome in litigation or any similar proceedings could adversely affect our business, financial condition and results of operation. In addition, the diversion of management’s attention and resources while addressing any intellectual property litigation claim, regardless of whether the claim is valid, could be significant and could significantly affect our business, financial condition and results of operation.

Please see “Item 4. Information on the Company— B. Business Overview—Intellectual Property” for further information relating to our intellectual property.

Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could materially harm our business and standing with our customers.

We collect, store, process, and use certain personal information and other customer data in our business. A significant risk associated with our business and communications in general is the secure transmission of confidential information over public networks. The perception of privacy concerns, whether or not valid, may adversely affect us. We must ensure that any processing, collection, use, storage, dissemination, transfer and disposal of data for which we are responsible comply with relevant data protection and privacy laws. The protection of our customer, employee and company data is critical to us, as, for example, currently, a number of our customers authorize us to bill their credit card accounts directly. We rely on commercially available systems, software, tools and monitoring to provide secure processing, transmission and storage of confidential customer information, such as credit card and other personal information.

Our facilities and systems, either of our e-commerce platform or our physical stores, as well as those of our third-party service providers, may be vulnerable to security breaches, fraud, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events. Any security breach, or any perceived failure involving the misappropriation, loss or other unauthorized disclosure of confidential information, as well as any failure or perceived failure to comply with laws, policies, legal obligations or industry standards regarding data privacy and protection, whether by us or vendors in our online marketplace platform, could damage our reputation, expose us to litigation risk and liability, subject us to negative publicity, disrupt our operations and harm our business. We cannot provide assurance that our security measures will prevent security breaches or that failure to prevent them will not have a material adverse effect on us.

The interests of our controlling shareholders may conflict with the interests of our other shareholders.

Our controlling shareholders, have the power to, among other things, appoint the majority of the members of our board of directors and determine the outcome of certain resolutions requiring approval from shareholders, including with regards to matters pertaining to related party transactions, corporate restructurings, disposal of assets, partnerships, and the timing, conditions and amounts of any future dividend payments (subject to any minimum level of dividend payments required to our by-laws which require us to distribute at a minimum 30% of our profits as dividends or interest on equity each fiscal year). Our controlling shareholders may be interested in carrying out acquisitions, disposal of assets or partnerships, seek financing or enter into similar transactions that may conflict with the interests of our other shareholders. For further information on our controlling shareholders, please see “Item 7. Major Shareholders and Related Party Transactions.”

Changes in environmental laws and regulations can adversely affect our business, including our capacity to develop new products.

Our operations are subject to strict environmental laws at the national, sub-national and municipal levels, including regulations related to water consumption, solid waste, biodiversity protection and gas emissions, among others. In addition, we require permits and licenses to carry out certain of our activities. If we fail to comply with these laws and regulations or obtain the required permits and licenses, we could be subject to fines and other sanctions including the cancellation of our permits and licenses and we and our executive officers and directors could be subject to criminal sanctions. Certain environmental licenses and permits that we require to carry out some of our activities are in the process of being obtained or renewed, and we cannot assure you that we will be able to obtain or renew such licenses. We may have to incur in expenses related to remedial environmental measures or suspend certain of our operations until remedial measures are taken. Government agencies or other authorities may also enact new rules and regulations that are more restrictive or may interpret existing laws and regulations more restrictively, which could result in additional expenses related to compliance with environmental laws and regulations, which in turn, could adversely affect our business, financial condition and results of operations.

In particular, Brazilian environmental rules and regulations could become more restrictive in areas related to our activities, including with regard to climate change (greenhouse gas emission standards), solid waste (targets for return of packaging to the Company and its recycling after use by consumers) and water resources (payments by companies in Brazil for use of water), among other issues. In December 2009, the Brazilian Congress approved the National Policy on Climate Change (Política Nacional sobre Mudança do Clima), or the PNMC, which sets forth objectives based on the commitments voluntarily undertaken by Brazil at the UN Framework Convention on Climate Change, the Kyoto Protocol and other international norms on climate change. The PNMC could result in the implementation of new technologies and/or industrial conditions that restrict our production and selling activities and increase or costs. Brazil’s National Policy on Solid Waste, enacted in 2010, includes an obligation to return product packaging to improve recycling. This policy could introduce additional environmental obligations on us to recycle such materials.

Our innovation strategy is mainly based on using the biodiversity of the Pan-Amazon region. This critical element of our strategy could be impaired if new laws or regulations, or even different interpretations of existing laws, further restrict the use of Brazil’s natural resources or the associated traditional knowledge and we increase our research and development costs. The biodiversity protection rules set forth in the UN Convention on Biological Diversity, in the Nagoya Protocol on Access to Genetic Resources and the Fair and Equitable Sharing of Benefits Arising from their Utilization and in applicable laws represents additional costs and challenges to our research and development initiatives. In the future, these rules could become stricter, increasing our innovation and product launch costs. These changes could adversely affect our business, financial condition and results of operations, as well as our image as a company that creates, among others, products developed from the resources in Brazil’s ecosystem.

We may not have access to new financing on favorable conditions to meet our capital needs and fulfill our financial obligations.

We rely on obtaining financing and refinancing of existing indebtedness in order to operate our business, implement our strategy and grow our business. Recent disruptions in the global credit markets and their effect on the global and Brazilian economies could materially adversely affect our ability to raise capital and materially and adversely affect our business.

Substantial volatility in the global capital markets, unavailability of financing in the global capital markets at reasonable rates and credit market disruptions have had a significant negative impact on financial markets, as well as on the global and domestic economies. In particular, the cost of financing in the global debt markets has increased substantially, greatly restricting the availability of funds in such markets. Further, volatility in the markets has led to increased costs for obtaining financing in the credit markets, as many creditors have raised interest rates, adopted more rigorous loan policies, reduced volume and, in some cases, ceased offering financing on standard market terms. If we are unable to obtain new financing or to refinance existing loans when necessary, or obtain or renew insurance guarantees on reasonable terms or at all, we may face difficulties in complying with our financial obligations or explore business opportunities. This possible scenario would have a material adverse effect on our business, financial condition and results of operations.

We may be unable to comply with restrictive covenants under our financing agreements.

We are subject to certain restrictive covenants relating to leverage levels in certain of our financing agreements (including our debentures), as well as the maintenance of bank guarantees in respect of our obligations under such agreements, with the failure to maintain any such bank guarantees constituting an event of default. Therefore, any failure by us to comply with the restrictive covenants in our financing agreements as a result of adverse conditions in our business environment, or put in place bank guarantees for certain agreements, may trigger the acceleration of part of our indebtedness, limit our access to new credit facilities on which we depend to implement our investment plan as well as materially adversely affect our business and results of operations.

We may not be able to successfully integrate the operations of The Body Shop and face other risks associated with the acquisition.

We acquired The Body Shop in September 2017. We may not be able to successfully complete the integration of The Body Shop into our business, or successfully implement appropriate operational, financial and administrative systems and controls to achieve the benefits that we expect to result from the acquisition of The Body Shop. Risks we face include: (1) failure of The Body Shop to achieve expected results; and (2) possible inability to achieve expected synergies and/or economies of scale.

In addition, the acquisition of The Body Shop may expose us to successor liability relating to prior actions of The Body Shop and its management or contingent liabilities incurred prior to our involvement, and will expose us to liabilities associated with ongoing operations, in particular to the extent we are unable to adequately and safely manage such acquired operations. A material liability associated with The Body Shop’s operations could adversely affect our reputation and have a material adverse effect on us. Also, undisclosed liabilities from the acquisition of The Body Shop may harm our financial condition and operating results.

We depend on third parties to manufacture our products.

We have entered into agreements with third-party contractors to manufacture the products which we sell. The loss or expiration of these agreements with third-party contractors or our inability to renew these agreements or to negotiate new agreements with other providers at equivalent rates could adversely affect our business and financial performance. Contractors’ negligence could compromise the quality and safety of our products and expose us to the risk of liability for product liability and environmental damage caused by such third parties. We expect that we will be dependent on such agreements for the foreseeable future. For more information about our third-party manufacturing agreements, see “Item 10. Additional Information—C. Material Contracts.”

Changes in accounting standards could impact reported earnings.

The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements.

Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.

Disclosure controls and procedures over financial reporting are designed to provide reasonable assurance that information required to be disclosed by the company is accumulated and communicated to management, and recorded, processed, summarized and reported in accordance with applicable rules.

These disclosure controls and procedures have inherent limitations which include the possibility that judgments in decision-making can be faulty and that breakdowns occur because of errors or mistakes. Additionally, controls can be circumvented by any unauthorized management override of controls. Consequently, our businesses are exposed to risk from potential noncompliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions, civil claims and serious reputational or financial harm. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

Since the completion of the Transaction, Natura &Co Holding, as a foreign private issuer, began to be required to comply with the reporting, disclosure control and other applicable obligation under the Exchange Act, the Sarbanes-Oxley Act and Dodd Frank Act, as well as rules adopted, and to be adopted, by the SEC and NYSE. Under Section 404 of the Sarbanes-Oxley Act of 2002, our management is not required to assess or report on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F for the fiscal year ending December 31, 2019. We are only required to provide such a report for the fiscal year ending in December 31, 2020.

In addition, we cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our cash flows, results of operations or financial condition. If we are unable to conclude that our internal controls over financial reporting are effective, or if the independent registered public accounting firm reports that we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the trading price of our shares could decline, and we could be subject to sanctions or investigations by NYSE, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal controls over financial reporting, or to implement or maintain other effective control systems required of public companies in the United States, could also restrict our future access to capital markets and reduce or eliminate the trading market for our shares.

Our management is in a process of assessing the effectiveness of our internal controls over financial reporting and our independent registered public accounting firm was not required to conduct and has not conducted an audit of our internal control over financial reporting. In our ongoing effort to establish effective internal controls, and in connection with preparing the audited consolidated financial statements as of and for the year ended December 31, 2019, our independent registered public accounting firm reported evidence of internal control deficiencies, which were considered a material weakness in our internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified was that we did not appropriately design and maintain effective controls related to the interpretation and application of complex accounting matters, specifically on certain significant unusual transactions, which resulted in a material weakness. The control deficiencies did not allow management to identify a material error in the interpretation and application of accounting of accruals for bank fees, which was corrected by management in the consolidated financial statements as of and for the year ended December 31, 2019. This material weakness in our financial reporting process, if not remediated, creates a reasonable possibility that a material misstatement of our consolidated financial statements would not be prevented or detected on a timely basis in future periods. We have adopted a remediation plan to address the control deficiencies described above.

For details of the controls and remediation plan mentioned above, see the section of this annual report entitled “Item 15. Controls and Procedures—A.—Disclosure Controls and Procedures.”

Risks Relating to the Countries in Which We Operate

Risks related to the economic and political conditions in the countries in which we operate may negatively affect our business.

We have operations throughout the world. We are exposed to the risks related to changes in social, political and economic conditions, including inflation, inherent to foreign operations, which could adversely affect our business, financial condition and results of operations. Changes in laws and policies that govern foreign investment in countries in which we operate, hyperinflation, currency depreciation, exchange controls, changes in consumer buying habits, and changes in procurement channels could also have an adverse effect on our business, financial performance and results of operations.

Our business may be materially adversely impacted by unfavorable economic, political, social or other developments and risks in the countries in which we operate.

We may be materially adversely affected by unfavorable economic developments in any of the countries where we have distribution networks, marketing companies or production facilities. In particular, our business is dependent on general economic conditions in our most important markets, including in Brazil and the United Kingdom. A significant deterioration in economic conditions in any of our important markets, including economic slowdowns or recessions, inflationary pressures and/or disruptions to credit and capital markets, could lead to decreased consumer confidence and consumer spending more generally, thus reducing demand for our products. Unfavorable economic conditions could also negatively impact our customers, suppliers and financial counterparties, who may experience cash flow problems, increased credit defaults or other financial issues. In addition, volatility in the credit and capital markets caused by unfavorable economic developments and uncertainties could result in a reduction in the availability of, or an increase in the cost of, our financing. Our business could also be affected by other economic developments such as fluctuations in currency exchange rates, the imposition of any import, investment or currency restrictions, including tariffs and import quotas, or any restrictions on the repatriation of earnings and capital. Any of these developments may have a material adverse effect on our business and financial results.

Our operations are also subject to a variety of other risks and uncertainties related to its global operations, including adverse political, social or other developments. Political and/or social unrest or uncertainties, potential health issues, natural disasters, disease outbreaks or pandemics, such as COVID-19, politically-motivated violence and terrorist threats and/or act may also occur in countries where we have operations. Any of the foregoing could have a material adverse effect on our business, financial condition and performance.

Many of the above risks are heightened, or occur more frequently, in emerging markets. A substantial portion of our operations is conducted in emerging markets. In general, emerging markets are also exposed to relatively higher risks of liquidity constraints, inflation, devaluation, price volatility, currency convertibility, corruption, crime and lack of law enforcement, expropriation of assets, and sovereign default, as well as additional legal and regulatory risks and uncertainties. Developments in emerging markets can affect our ability to import or export products and to repatriate funds, as well as impact levels of consumer demand and therefore our levels of sales or profitability. Any of these factors may affect us disproportionately or in a different manner from our competitors, depending on our specific exposure to any particular emerging market, and could have a material adverse effect on our business and financial results.

Changes in existing laws and regulations and/or the imposition of new laws, regulations, restrictions and/or other entry barriers may cause us to incur additional costs to comply with the more stringent rules and/or limit our ability to expand, which could slow down our product development efforts, limit our growth and development and have an adverse impact on our financial position.

We are subject to compliance with various laws and regulations relating to cosmetic products and general consumer protection and product safety in the jurisdictions in which we sell our products. These rules principally set out requirements for the composition, testing, labelling and packaging of our products. Failure to comply with these rules may result in the imposition of conditions on or the suspension of sales or seizure of our products, significant penalties or claims and, in some jurisdictions, criminal liability. In the event that the countries in which we sell our products increase the stringency of such laws and regulations, our production and distribution costs may increase, and we may be unable to pass these additional costs on to our customers. In the event that any such change in law or regulations requires that we obtain a license or permit for our operations, we may be unable to obtain or, if obtained, maintain such license or permit, which may result in a temporary or permanent suspension of some or all of our business activities, which could disrupt our operations and adversely affect our business. Further, in the event that any jurisdiction in which we operate or plan to operate imposes any new laws, regulations, restrictions and/or other barriers to entry, our ability to expand may be thereby limited and our growth and development may be adversely affected.

Risks related to Brazilian economic and political conditions may negatively affect our business.

We conduct a substantial part of our operations in Brazil. The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government and unstable economic cycles. Brazilian GDP, in real terms, decreased 3.5% in 2015 and 3.3% in 2016, and increased 1.3% and 1.3% in 2017 and 2018, respectively. In 2019, Brazilian GDP increased by 1.1%. Future developments in the Brazilian economy, including the impact of the COVID-19 outbreak, may affect Brazil’s growth rates and, consequently, the consumption of our products. As a result, these developments could impair our business strategies, results of operations and financial condition. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes material changes in policy and regulations (and is expected to continue to do so in the future). The Brazilian government’s modifications to laws and regulations according to political, social and economic interests have often involved, among other measures, increases or decreases in interest rates, changes in fiscal and tax policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import restrictions. We have no control over and cannot predict the measures or policies that the Brazilian government may take in the future.

Our business, financial performance and results of operations may be adversely affected by changes in policy and regulations involving or affecting certain factors, such as:

•	inflation;

•	exchange rate movements;

•	exchange rate control policies;

•	interest rate fluctuations;

•	liquidity available in the domestic capital, credit and financial markets;

•	expansion or contraction of the Brazilian economy, as measured by rates of growth in GDP;

•	ports, customs and tax authorities’ strikes;

•	changes in transportation market regulations;

•	price increases of oil and other inputs;

•	price instabilities;

•	labor and social security regulation;

•	energy and water shortages and rationing;

•	fiscal policies; and

•	other economic, political, diplomatic and social developments in or affecting Brazil.

Instability resulting from any changes by the Brazilian government to policies or regulations that may affect these or other factors in the future may contribute to economic uncertainty in Brazil and intensify the volatility of Brazilian securities markets and securities issued abroad by Brazilian companies. The President of Brazil has the power to define the policies and actions of the Brazilian government in relation to the Brazilian economy and thereby affect the operations and financial performance of Brazilian companies, including our own. We cannot fully predict what impact political events and global and Brazilian macroeconomic developments may have on our business. In addition, as a result of the current political instability, there is considerable uncertainty as to future economic policies and we cannot predict which policies will be adopted by the Brazilian government and if these policies will adversely affect the economy, our business or our financial condition. The current political and economic instability has also led to a negative perception of the Brazilian economy and increased volatility in the Brazilian securities market, which may also have an adverse effect on our business. Any recurring economic instability and political uncertainty may adversely affect our business.

The ongoing economic and political uncertainty in Brazil may have a material adverse effect on our business, operations and financial condition.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public and have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. Unfavorable macroeconomic conditions in Brazil are expected to continue throughout 2020. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation known as “Lava Jato,” have negatively affected the Brazilian economy and political environment.

A number of senior politicians, including current and former members of Congress and the Executive Branch, and high-ranking executive officers of major corporations and state-owned companies in Brazil were arrested, convicted of various charges relating to corruption, entered into plea agreements with federal prosecutors and/or have resigned or been removed from their positions as a result of the Lava Jato investigations. These individuals are alleged to have accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. The profits of these kickbacks allegedly financed the political campaigns of political parties forming the previous government’s coalition that was led by former President Dilma Rousseff, which funds were unaccounted for or not publicly disclosed. These funds were also allegedly destined toward the personal enrichment of certain individuals. The effects of Lava Jato as well as other ongoing corruption-related investigations resulted in an adverse impact on the image and reputation of those companies that have been implicated as well as on the general market perception of the Brazilian economy, political environment and the Brazilian capital markets. We have no control over, and cannot predict, whether such investigations or allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future.

In August 2016, the Brazilian Senate approved the removal of then-President Dilma Rousseff from office, after completion of the legal and administrative impeachment proceedings, on the grounds of violation of budgetary laws. Michel Temer, who had been serving as acting president since her removal in May, assumed full power for the remaining portion of the presidential term, which ended in 2018. In addition, the Dilma/Temer campaign was prosecuted for abuse of political and economic power and illegal campaign financing in the 2014 presidential campaign. On June 9, 2017, the Brazilian Superior Electoral Court cleared Mr. Temer of wrongdoing regarding the 2014 presidential campaign. However, Mr. Temer’s approval ratings remained historically low and he faced scrutiny over other matters, including allegations of bribery and other corrupt acts, which has contributed to the uncertain political and economic environment in Brazil. After a tumultuous presidential campaign, Congressman Jair Bolsonaro defeated Fernando Haddad in the second round of the presidential elections, held on October 28, 2018, and became president of Brazil on January 1, 2019. It is not clear if, and for how long, the political divisions in Brazil that emerged before the election will continue under the Bolsonaro presidency. It is also not clear what effects, if any, such political division will have on the ability of President Bolsonaro to govern Brazil and implement reforms. Any continuation of such division could result in an impasse in Brazil’s Congress, political unrest and massive protests and/or strikes that could adversely affect our operations.

Furthermore, Brazil’s federal budget has been in deficit since 2014. Similarly, the governments of Brazil’s constituent states are also facing fiscal concerns due to their high debt burdens, declining revenues and inflexible expenditures. While the Brazilian Congress has approved a ceiling on government spending that will limit primary public expenditure growth to the prior year’s inflation for a period of at least 10 years, local and foreign investors believe that fiscal reforms, and in particular a reform of Brazil’s pension system, which was approved in the fourth quarter of 2019, will be critical for Brazil to comply with the spending limit. Diminished confidence in the Brazilian government’s budgetary condition and fiscal stance could result in downgrades of Brazil’s sovereign debt by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the real and an increase in inflation and interest rates, thus adversely affecting our business, results of operations and financial condition.

During his presidential campaign, Mr. Bolsonaro was reported to favor the privatization of state-owned companies, economic liberalization, and social security and tax reforms. However, there is no guarantee that Mr. Bolsonaro will be successful in executing his campaign promises or passing certain favored reforms fully or at all, particularly when confronting a fractured Congress. In addition, his current minister of the economy, Paulo Guedes, proposed during the presidential campaign the revocation of income tax exemption on the payment of dividends, which, if enacted, would increase the tax expenses associated with any dividend or distribution by Brazilian companies, which could impact our capacity to receive, from our subsidiaries, future cash dividends or distributions net of taxes. Moreover, Mr. Bolsonaro was generally a polarizing figure during his campaign for the presidency, particularly in relation to certain of his behavioral views, and we cannot predict the ways in which a divided electorate may continue to impact his presidency and ability to implement policies and reforms, all of which could have a negative impact on our business and the price of our common shares. Any continuation of such division could result in an impasse in Brazil’s Congress, political unrest and massive protests and/or strikes that could adversely affect our operations. Uncertainty regarding the implementation by the new government of related changes in monetary, fiscal and pension policies, as well as pertinent legislation, could contribute to the economic instability. These uncertainties and new measures could increase the volatility of Brazilian securities markets.

We are not able to fully estimate the impact of global and Brazilian political and macroeconomic developments on our business. Recent economic and political instability has led to a negative perception of the Brazilian economy and increased volatility in the Brazilian securities markets, which also may adversely affect us and our securities. Any continued economic instability and political uncertainty may materially adversely affect our business and the trading prices of any of our securities.

Inflation and government measures to curb inflation may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally, particularly prior to the introduction of comprehensive currency reform (the Plano Real) in July 1994. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian capital markets. According to the General Price Market Index (Índice Geral de Preços—Mercado), calculated and published by FGV, or IGP-M, a general price inflation index, the inflation rates in Brazil were

7.3% and 7.5% for the fiscal years ended December 31, 2019 and 2018, respectively, compared to deflation of 0.5% in 2017.

In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, published by the IBGE, the Brazilian price inflation rates were 4.3%, 3.7% and 2.9%, for the fiscal years ended December 31, 2019, 2018 and 2017, respectively. Between January 2004 and December 2010, the base interest rate (Sistema Especial de Liquidação e Custódia), or SELIC rate, varied between 8.65% per annum and 19.75% per annum. In 2011, the SELIC rate varied between 10.66% per annum and 12.42% per annum, in 2012 between 7.11% per annum and 10.90% per annum, in 2013 between 7.14% per annum and 9.90% per annum, in 2014 between 9.90% per annum and 11.65% per annum, in 2015 between 11.65% per annum and 14.15% per annum, in 2016 between 13.65% per annum and 14.15% per annum, in 2017 between 6.90% and 13.65% per annum, in 2018 between 6.40% and 6.90% per annum and in 2019 between 4.40% and 6.40% per annum. In 2020 through to the date of this annual report, the SELIC rate varied between 4.50% and 3.75%.

Inflation and the Brazilian government’s measures to control inflation, primarily through the Brazilian Central Bank, have had and continue to have considerable effects on the Brazilian economy and on our business. Brazil may experience substantial increases in inflation rates in future periods. Inflationary pressures may lead the Brazilian federal government to intervene in the economy, including through the implementation of government policies that may have an adverse effect on us and our clients. If Brazil experiences high inflation rates, we may not be able to adjust the prices of our products in order to compensate for the effects of inflation in our costs structure, which may have an adverse effect on us. We also have operational lease agreements with adjustment directly linked to inflation which could be materially and adversely affected if the Brazilian federal government is unable to contain the rise in inflation rates.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our securities.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real depreciated against the U.S. dollar by 32.0% at year-end 2015 as compared to year-end 2014, and by 11.8% at year-end 2014 as compared to year-end 2013. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.9048 per U.S. dollar on December 31, 2015 and R$3.2591 per U.S. dollar on December 31, 2016, which reflected a 16.5% appreciation in the real against the U.S. dollar during 2016. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.308 per U.S. dollar on December 31, 2017, which reflected a 1.5% depreciation in the real against the U.S. dollar during 2017. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.875 per U.S.$1.00 on December 31, 2018, which reflected a 17.1% depreciation in the real against the U.S. dollar during 2018. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$4.031 per U.S.$1.00 on December 31, 2019, which reflected a 4.0% depreciation of the real against the U.S. dollar during 2019. From January 1, 2020, to April 30, 2020, the real depreciated 34.6% against the U.S. dollar. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.

Depreciation of the real relative to the U.S. dollar could result in additional inflationary pressures in Brazil, thereby leading to an increase in interest rates, limiting our access to foreign financial markets and weakening investor confidence in Brazil, and requiring the implementation of recessionary policies by the Brazilian federal government. On the other hand, the appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen the country’s exports. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and us.

High interest rates may adversely affect our operations and financial condition.

The Brazilian government’s measures to control inflation have frequently included maintaining a restrictive monetary policy with high interest rates, thereby limiting the availability of credit and reducing economic growth. As a consequence, official annual interest rates in Brazil as of December 31, 2019, 2018, 2017, 2016 and 2015 were 4.50%, 6.50%, 7.00%, 8.25%, 13.75% and 14.25%, respectively, as established by the monetary policy committee of the Brazilian Central Bank (COPOM). As of the date of this annual report, the official annual interest rate was 3.75%. Brazilian interest rates have remained high and any increase of such interest rates may negatively affect our profits and results of operations, thereby increasing the costs of financing our operations. High interest rates may impact our cost of obtaining loans and also the cost of indebtedness, resulting in an increase in our financial expenses. This increase may adversely affect our ability to pay our financial obligations, as it reduces our cash availability. Mismatches between contracted indexes for assets versus liabilities and/or high volatilities in interest rates may result in financial losses for us.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with a contraction of 3.5% in 2016 and growth of 1.3% and 1.3% in 2017 and 2018, respectively, and a growth of 1.1% in 2019. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. In addition, the growth and performance of the Brazilian economy may be impacted by other factors such as nationwide strikes, natural disasters or other disruptive events. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perception of risk in other countries may adversely affect the Brazilian economy and market price of Brazilian issuers’ securities.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, European countries, and in other Latin American and emerging market countries. Although economic conditions in Europe and in the United States may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these countries may have an adverse effect on the market value of securities of Brazilian issuers. Additionally, crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including our securities. This could adversely affect the market price of our securities, restrict our access to capital markets and compromise our ability to finance our operations in the future on favorable terms, or at all.

In 2019, 2018 and 2017, there was an increase in volatility in all Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets the increasing risk aversion to emerging market countries, and uncertainties regarding Brazilian macroeconomic and political conditions. These uncertainties adversely affected us and the market value of our securities.

Any further downgrading of Brazil’s credit rating could reduce the trading price of our securities.

We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors. Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently, the prices of securities issued by Brazilian companies have been negatively affected. A prolongation or worsening of the current Brazilian recession and continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of our securities to decline.

The exit of the United Kingdom (the “UK”) from the European Union (the “EU”) and the definition of its future relationship with the EU could adversely impact global economic or market conditions, as well as our operations, financial condition and prospects.

On January 31, 2020 the UK ceased to be a member of the EU on withdrawal terms which establish a transition period until December 31, 2020 during which the UK will be treated as if it were still a member of the EU. Although the withdrawal agreement foresees the possibility to extend the transition period for one or two more years after January 31, 2020, this is not automatic and the UK has enshrined the December 31, 2020 date in domestic legislation passing the withdrawal agreement as the end of the transition period, signaling a current desire not to extend it. Uncertainly remains around the terms of the UK's relationship with the EU at the end of the transition period. If the transition period were to end without a comprehensive trade agreement, the UK’s and Europe’s economic growth may be negatively impacted. The uncertainty regarding and terms of the UK’s future relationship with the EU, as well as any adverse effect which it may have on the UK, the EU and the wider global economy could adversely affect global economic or market conditions and investor confidence. This could, in turn, have a material adverse effect on our operations, financial condition and prospects and/or the market value of our securities.

Future governmental policy and regulations may adversely affect our operations and profitability.

Trade flows are materially affected by policies and regulations from Brazilian and foreign federal, state and municipal government. Governmental policies affecting economic activity such as tariffs, taxes, subsidies and restrictions on the import and export of agricultural goods and commodities, which represent a substantial part of the cargo we transport, may influence the profitability of the industry as well as the volume and type of imports and exports. Future Brazilian and foreign governmental policies may adversely affect the supply, demand and prices of our logistic services or otherwise restrict our capacity to operate in our current or prospective markets, potentially materially adversely affecting our financial performance.

The ongoing investigations regarding corruption in Brazil may materially adversely affect the growth of the Brazilian economy and could have a material adverse effect on our business.

Petrobras (Brazil’s state-owned oil company and one of the country’s largest companies in the oil, gas, energy and infrastructure sector) and a number of other Brazilian companies are facing investigations by the CVM, the SEC, the Brazilian Federal Police and the Brazilian Federal Prosecutor’s Office, the Comptroller General of Brazil and other relevant governmental authorities, in connection with corruption allegations (the so called “Lava Jato” investigations). In addition, elected officials and other public officials in Brazil are also being investigated for allegations of unethical and illegal conduct identified during the Lava Jato investigations, as well as other investigations.

Depending on the duration and outcome of such investigations, initiated in 2014, the companies involved may face an additional reduction in their revenues, downgrades from rating agencies or funding restrictions, among other negative effects. These investigations have had and may continue to have an adverse effect on Brazil’s growth prospects in the near to medium term given the relatively significant weight in relation to the Brazilian economy of the companies cited in the investigation. Negative effects on a number of companies may also impact the level of investments in infrastructure in Brazil, which may lead to lower economic growth in the near to medium term.

If we do not successfully comply with laws and regulations designed to prevent governmental corruption in countries in which we sell our products, we could become subject to fines, penalties or other regulatory sanctions and our sales and profitability could suffer.

Our anti-corruption policies and procedures designed to prevent governmental corruption violations may not prevent our management, employees or third parties acting on our behalf in the countries in which we operate from taking actions that violate applicable laws and regulations on improper payments to government officials for the purpose of obtaining or keeping business or business advantages. Laws prohibiting such behaviors include (but are not limited to) laws relating to the OECD’s 1997 Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and the Brazilian Anti-Corruption Act. Any breach thereof may have a material adverse effect on our business, including the acceleration of loans and financing.

The Brazilian Anti-Corruption Act imposes strict liability on companies for acts of corruption, fraud or manipulation of public tenders and government contracts; and interference with investigations or inspections by governmental authorities. Companies found liable under the Brazilian Anti-Corruption Act face fines of up to 20% of their gross revenue in the immediately preceding year or, if such annual gross revenue cannot be estimated, such fines may range from R$6 thousand to R$60 million. Among other sanctions, the Brazilian Anti-Corruption Act also provides for the seizure of assets or benefits obtained illegally, the suspension or partial prohibition of operations, the dissolution of the entity and/or the prohibition to receive incentives, subsidies, donations or financing from the government or from government-controlled entities for up to five years. Other relevant laws applicable to corruption-related violations, such as the Brazilian Administrative Improbity Law

(Law No. 8.492/92), also provide for penalties that include the prohibition to enter into government contracts for up to ten years.

Consequently, if we, our management, employees or third parties acting on our behalf in the countries in which we sell our products become involved in any anti-corruption or criminal investigations or proceedings in connection to our business in Brazil or in any other jurisdiction, our business could be materially adversely affected.

Risks Relating to the Natura &Co Holding Shares and Natura &Co Holding ADSs

The market price of Natura &Co Holding Shares and Natura &Co Holding ADSs may be affected by factors different from those that previously affected the market price of Natura Cosméticos Shares and Avon Shares.

Following the completion of the Transaction, holders of Avon Shares have become holders of Natura &Co Holding Shares or Natura &Co Holding ADSs. Natura &Co Holding’s combined businesses following the Transaction differ—in important aspects—from those of Natura and Avon prior to completion of the Transaction. Accordingly, now that the Transaction has been completed, the market price of Natura &Co Holding Shares and Natura &Co Holding ADSs may be affected by factors different from those that previously affected the individual market prices of Natura Cosméticos Shares and Avon Shares.

The market price of Natura &Co Holding ADSs may be volatile.

The Natura &Co Holding Shares are listed on the B3 and the Natura &Co Holding ADSs on the NYSE. The market price of Natura &Co Holding Shares and Natura &Co Holding ADSs may be volatile. Broad general economic, political, market and industry factors may adversely affect the market price of Natura &Co Holding Shares and Natura &Co Holding ADSs, regardless of Natura &Co Holding’s actual operating performance. Factors that could cause fluctuations in the price of Natura &Co Holding Shares and Natura &Co Holding ADSs include:

•	actual or anticipated variations in quarterly operating results and the results of competitors;

•	changes in financial projections by Natura &Co, if any, or by any securities analysts that might cover Natura &Co Holding ADSs;

•	conditions or trends in the industry, including regulatory changes or changes in the securities marketplace;

•	announcements by Natura &Co Holding or its competitors of significant acquisitions, strategic partnerships or divestitures;

•	announcements of investigations or regulatory scrutiny of Natura &Co Holding’s operations or lawsuits filed against it;

•	additions or departures of key personnel;

•	developments with respect to the COVID-19 pandemic in Brazil and globally; and

•	issuances or sales of Natura &Co Holding Shares or Natura &Co Holding ADSs, including sales of shares by its directors and officers or its key investors.

Natura &Co Holding’s maintenance of two exchange listings may adversely affect liquidity in the market for Natura &Co Holding Shares and Natura &Co Holding ADSs and result in pricing differentials between the two exchanges.

Natura &Co Holding Shares are listed on the B3 and Natura &Co Holding ADSs are listed on the NYSE. It is not possible to predict how trading will develop on such markets. The listing of Natura &Co Holding Shares and Natura &Co Holding ADSs on two distinct exchanges may adversely affect the liquidity of such shares in one or both markets and may adversely affect the development of an active trading market for Natura &Co Holding Shares on the B3 or Natura &Co Holding ADSs on the NYSE. In addition, differences in the trading schedules, as well as the volatility in the exchange rate of the two trading currencies, may result in significantly different trading prices for Natura &Co Holding Shares and Natura &Co Holding ADSs.

Shareholders could be diluted in the future, which could also adversely affect the market price of Natura &Co Holding Shares and Natura &Co Holding ADSs.

It is possible that Natura &Co Holding may decide to offer additional Natura &Co Holding Shares or Natura &Co Holding ADSs in the future either to raise capital or for other purposes. If Natura &Co Holding shareholders do not take up such offer of Natura &Co Holding Shares or Natura &Co Holding ADSs or were not eligible to participate in such offering, their proportionate ownership and voting interests in Natura &Co would be reduced. An additional offering could have a material adverse effect on the market price of Natura &Co Holding ADSs.

Exchange controls and restrictions on remittances abroad may adversely affect holders of the Natura &Co Holding ADSs.

Brazilian laws provide that whenever a serious imbalance in Brazil’s balance of payments exists or is anticipated, the Brazilian federal government may impose temporary restrictions on the repatriation by foreign investors of the proceeds of their investment in Brazil and on the conversion of Brazilian currency into foreign currency. For example, for six months in 1989 and early 1990, the Brazilian federal government restricted all fund transfers that were owed to foreign equity investors and held by the Brazilian Central Bank, in order to preserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with Brazilian federal government directives. Although the Brazilian federal government has never exercised such a prerogative since, we cannot guarantee that the Brazilian federal government will not take similar actions in the future.

Holders of Natura &Co Shares and Natura &Co Holding ADSs may be adversely affected if the Brazilian federal government imposes restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and, as it has done in the past, on the conversion of the real into foreign currencies. These restrictions could hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of shares, as the case may be, into U.S. dollars and the remittance of U.S. dollars abroad. We cannot assure that the government will not take this measure or similar measures in the future. Holders of the Natura &Co Holding ADSs could be adversely affected by delays in, or a refusal to grant, any required governmental approval for conversion of real payments and remittances abroad in respect of the shares, including the shares underlying the Natura &Co Holding ADSs. In such a case, The Bank of New York Mellon, or the “ADS Depositary,” will distribute reais or hold the reais it cannot convert for the account of the Natura &Co Holding ADS holders who have not been paid.

Holders of the Natura &Co Holding ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are organized under and are subject to the laws of Brazil, and all our directors and executive officers and our independent registered public accounting firm reside or are based in Brazil. Substantially all of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of the Natura &Co Holding ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, our Natura &Co Holding ADS holders may face greater difficulties in protecting their interests due to actions by us or our directors or executive officers than would shareholders of a U.S. corporation.

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of the Natura &Co Holding Shares and Natura &Co Holding ADSs.

Investments in securities, such as our common shares or Natura &Co Holding ADSs, of issuers from emerging market countries, including Brazil, involve a higher degree of risk than investments in securities of issuers from more developed countries. The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and other jurisdictions, and may be regulated differently from the ways familiar to U.S. investors. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, governmental entities or one principal shareholder. These features may substantially limit the ability to sell the Natura &Co Holding Shares, including the Natura &Co Holding Shares underlying the Natura &Co Holding ADSs, at a price and time at which holders wish to do so. A liquid and active market may never develop for the Natura &Co Holding ADSs, and as a result, the ability of holders of the Natura &Co Holding ADSs to sell at the desired price or time may be significantly hindered.

Holders of the Natura &Co Holding ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations than a U.S. company and holders of the Natura &Co Holding ADSs may have fewer and less well-defined rights.

Holders of Natura &Co Holding ADSs are not direct shareholders of Natura &Co Holding and may be unable to enforce the rights of shareholders under our by-laws and Brazilian law, and holders of Natura &Co Holding Shares are generally required under our by-laws to resolve any disputes with us through arbitration. Our corporate affairs are governed by our by-laws and Brazilian law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, or elsewhere outside Brazil. Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may also be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of the Natura &Co Holding ADSs at a potential disadvantage.

Holders of the Natura &Co Holding ADSs do not have the same voting rights as our shareholders.

Holders of the Natura &Co Holding ADSs do not have the same voting rights as holders of the Natura &Co Holding Shares. Holders of the Natura &Co Holding ADSs are entitled to the contractual rights set forth for their benefit under the deposit agreement entered into by Natura &Co and the ADS Depositary prior to completion of the Transaction, or the Natura &Co Holding Deposit Agreement. Natura &Co Holding ADS holders exercise voting rights by providing instructions to the ADS Depositary, as opposed to attending shareholders’ meetings or voting by other means available to shareholders. In practice, the ability of a holder of Natura &Co Holding ADSs to instruct the ADS Depositary as to voting will depend on the timing and procedures for providing instructions to the ADS Depositary, either directly or through the holder’s custodian and clearing system.

Under the Natura &Co Holding Deposit Agreement, if you do not provide instructions to the ADS Depositary to vote, the ADS Depositary may give us a discretionary proxy to vote the Natura &Co Holding Shares underlying the Natura &Co Holding ADSs at shareholders’ meetings if we have timely provided the ADS Depositary with notice of the meeting and related voting materials and: (i) we have instructed the ADS Depositary that we wish a discretionary proxy to be given; (ii) we have informed the ADS Depositary that there is no substantial opposition as to a matter to be voted on at the meeting; and (iii) a matter to be voted on at the meeting would not have a material adverse impact on shareholders.

The effect of this discretionary proxy is that you cannot prevent the underlying Natura &Co Holding Shares represented by the Natura &Co Holding ADSs from exercising voting rights, except under the circumstances described above. This may make it more difficult for holders to influence the management of the company. Holders of Shares are not subject to this discretionary proxy.

Due to delays in notification to and by the ADS Depositary, the holders of the Natura &Co Holding ADSs may not be able to give voting instructions to the ADS Depositary or to withdraw the Natura &Co Holding Shares underlying their Natura &Co Holding ADSs to vote such shares in person or by proxy.

The ADS Depositary may not receive voting materials for Natura &Co Holding Shares represented by Natura &Co Holding ADSs in time to ensure that holders of such Natura &Co Holding ADSs can either instruct the ADS Depositary to vote the Natura &Co Holding Shares underlying their Natura &Co Holding ADSs or withdraw such shares to vote them in person or by proxy.

In addition, the ADS Depositary’s liability to holders of Natura &Co Holding ADSs for failing to execute voting instructions, or for the manner in which voting instructions are executed, will be limited by the deposit agreement for the Natura &Co Holding ADSs. As a result, holders of Natura &Co Holding ADSs may not be able to exercise their rights to give voting instructions, or to vote in person or by proxy, and may not have any recourse against the ADS Depositary or Natura &Co Holding if the Natura &Co Holding Shares underlying their Natura &Co Holding ADSs are not voted as they have requested or if the Natura &Co Holding Shares underlying their Natura &Co Holding ADSs cannot be voted.

An exchange of Natura &Co Holding ADSs for shares risks the loss of certain foreign currency remittance advantages.

The Natura &Co Holding ADSs benefit from the certificate of foreign capital registration, which permits the ADS Depositary to convert dividends and other distributions with respect to common shares into foreign currency, and to remit the proceeds abroad. Holders of Natura &Co Holding ADSs who exchange their Natura &Co Holding ADSs for Natura &Co Holding Shares will then be entitled to rely on the ADS Depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under CMN Resolution No. 4,373, dated September 29, 2014 (as amended) (“CMN Resolution No. 4,373”), which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. There can be no assurance that the certificate of registration of the ADS Depositary, or any certificate of foreign capital registration obtained by holders of Natura &Co Holding ADSs, will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the Natura &Co Holding ADSs may not be imposed in the future.

Under Brazilian tax law, the disposition of Natura &Co Holding Shares will be subject to Brazilian tax and the disposition of Natura &Co Holding ADSs may also be subject to Brazilian tax.

Brazilian Law No. 10,833/03 provides that gains on the disposition of assets located in Brazil by non-residents of Brazil, whether to other non-residents or to Brazilian residents, will be subject to Brazilian taxation.

The Natura &Co Holding ADSs may be treated as assets located in Brazil for purposes of the law, and therefore gains on the disposition of Natura &Co Holding ADSs by non-residents of Brazil may be subject to Brazilian taxation. Although the holders of Natura &Co Holding ADSs outside Brazil may have grounds to assert that Law No. 10,833/03 does not apply to sales or other dispositions of Natura &Co Holding ADSs, it is not possible to predict whether that understanding will ultimately prevail in the courts of Brazil given the general and unclear scope of Law No. 10,833/03 and the absence of judicial court rulings in respect thereof.

Natura &Co Holding Shares are expected to be treated as assets located in Brazil for purposes of the law, and gains on the disposition of Natura &Co Holding Shares, even by non-residents of Brazil, as a general rule, are expected to be subject to Brazilian taxation. Despite such general rule, capital gains assessed by foreign investors on the sale of the Natura &Co Holding Shares in the Brazilian stock exchange are currently exempt from taxation in Brazil, provided that (i) the investment in the Natura &Co Holding Shares are carried out pursuant to CMN Resolution No. 4,373 and (ii) the investor is not resident or domiciled in a tax haven jurisdiction.

Holders of the Natura &Co Holding ADSs may not be able to exercise the preemptive rights relating to the Natura &Co Holding Shares.

Holders of the Natura &Co Holding ADSs may not be able to exercise the preemptive rights relating to the Natura &Co Holding Shares underlying their Natura &Co Holding ADSs unless a registration statement under the Securities Act is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares or other securities relating to these preemptive rights, and we cannot assure holders of the Natura &Co Holding ADSs that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, holders of the Natura &Co Holding ADSs may receive only the net proceeds from the sale of their preemptive rights by the ADS Depositary or, if the preemptive rights cannot be sold, the rights will be allowed to lapse. For a more complete description of preemptive rights with respect to the common shares, see “Item 10. Additional information—B. Memorandum and articles of association—Preemptive Rights.”

Our future issuances of new securities may result in a dilution of our shareholders’ stake.

We may seek to raise additional capital in the future through public or private issuances of shares or securities convertible into shares. According to Article 172 of the Brazilian Corporation Law, we may not be required to grant preemptive rights to our shareholders in the event of a capital increase through a public offering of shares or securities convertible into shares, which may result in a dilution of our current shareholders’ stake in our company.

The holders of the Natura &Co Holding Shares (including the Natura &Co Holding Shares underlying the Natura &Co Holding ADSs) may not receive dividends or interest on own capital.

According to our by-laws, our shareholders are entitled to receive a mandatory minimum annual dividend equal to 30% of our annual net profit, calculated and adjusted under the terms of the Brazilian Corporation Law. Our by-laws allow for the payment of intermediary dividends, to the retained earnings account or the existing earnings reserves in the last yearly or six-month balance, by means of the annual dividend. We may also pay interest on own capital, as described by Brazilian law. The intermediary dividends and the interest on own capital declared in each fiscal period may be imputed to the mandatory dividend that results from the fiscal period in which they are distributed. At the general shareholders’ meeting, shareholders may decide on the capitalization, on the offset of our losses or on the net profit retention, as provided for in the Brazilian Corporation Law, with the aforementioned net profit not being made available for the payment of dividends or interest on own capital.

In addition, Brazilian Corporate Law allows publicly-held companies, like Natura &Co Holding, to suspend the required minimum distribution of dividends. The payment of dividends may be suspended if Natura &Co Holding’s management reports at an annual shareholders’ meeting that such distribution would be inadvisable in view of Natura &Co Holding’s financial condition and has provided the shareholders at the annual general shareholders’ meeting with an opinion to that effect, which has been reviewed by Natura &Co Holding’s fiscal council, if installed. In addition, Natura &Co Holding’s management must submit a report to the CVM within five days following said meeting clarifying the reasoning for any such non-payment. If the abovementioned occurs, holders of the Natura &Co Holding Shares (including the Natura &Co Holding Shares underlying the Natura &Co Holding ADSs) may not receive dividends or interest on own capital.

Judgments of Brazilian courts with respect to our shares will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the Natura &Co Holding Shares, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Brazilian Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the Natura &Co Holding ADSs.

As a foreign private issuer, we have different disclosure and other requirements than U.S. domestic registrants.

As a foreign private issuer under the Exchange Act, we may be subject to different disclosure and other requirements than U.S. domestic registrants. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a U.S. domestic registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to U.S. domestic registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to U.S. domestic registrants under Section 16 of the Exchange Act. In addition, we rely on exemptions from certain U.S. rules which will permit us to follow Brazilian legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days following the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days following the end of each fiscal year. As a result of the above, even though we are required to make submissions on Form 6-K disclosing the information that we have made or are required to make public pursuant to Brazilian law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

Natura &Co Holding is a foreign private issuer and, as a result, in accordance with the listing requirements of the NYSE, we rely on certain home country governance practices from Brazil, rather than the corporate governance requirements of the NYSE.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. The NYSE rules provide that foreign private issuers are permitted to follow home country practice in lieu of certain NYSE corporate governance standards. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. For instance, we are not required to:

•	have a majority of independent members on our board of directors (other than as may result from the requirements for audit committee member independence under the Exchange Act);

•	have a minimum of three independent members on our audit committee;

•	have a compensation committee or a nominating and corporate governance committee;

•	have regularly scheduled executive sessions of our board that consist of independent directors only; or

•	obtain shareholder approval prior to the issuance of common shares, or securities convertible into or exercisable for common shares (provided that such issuance does not exceed the authorized capital stock limit provided for in Natura &Co Holding’s by-laws).

As a foreign private issuer, we may follow our home country practice in Brazil in lieu of the above requirements. Therefore, the approach to governance adopted by our board of directors may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, our management oversight may be more limited than if we were subject to all of the NYSE corporate governance standards. Accordingly, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers. See “Item 16G. Corporate Governance—Principal Differences between Brazilian and U.S. Corporate Governance Practices.”

Risks Relating to Tax Matters

The effective tax rate that will apply to Natura &Co Holding is uncertain and may vary from expectations.

There can be no assurance that the Transaction will allow Natura &Co Holding to maintain any particular worldwide effective corporate tax rate. No assurances can be given as to what Natura &Co Holding’s effective tax rate will be since completion of the Transaction because of, among other things, uncertainty regarding the jurisdictions in which Natura &Co Holding will derive income and the amounts derived thereof and uncertainty regarding the tax policies of the jurisdictions in which it operates. Natura &Co Holding’s actual effective tax rate may vary from our expectations and that variance may be material. Additionally, tax laws or their implementation and applicable tax authority practices could change in the future.

Natura &Co Holding and its subsidiaries will be subject to tax laws of numerous jurisdictions, and the interpretation of those laws is subject to challenge by the relevant governmental authorities.

Natura &Co Holding and its subsidiaries will be subject to tax laws and regulations in Brazil, the United States and the numerous other jurisdictions in which Natura &Co Holding and its subsidiaries operate. These laws and regulations are inherently complex, and Natura &Co Holding and its subsidiaries will be obligated to make judgments and interpretations about the application of these laws and regulations to Natura &Co Holding and its subsidiaries and their operations and businesses. The interpretation and application of these laws and regulations could be challenged by the relevant governmental authorities, which could result in administrative or judicial procedures, actions or sanctions, which could be material.

Changes in taxes and other assessments may adversely affect us.

The legislatures and tax authorities in the tax jurisdictions in which Natura &Co Holding and its subsidiaries operate regularly enact reforms to the tax and other assessment regimes to which we, our independent beauty consultants and our customers are subject. Such reforms include changes in tax rates and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In addition, the interpretation of tax laws by courts and taxation authorities is constantly evolving. The effects of these changes and any other changes that result from enactment of additional tax reforms or changes to the manner in which current tax laws are applied cannot be quantified and there can be no assurance that any such reforms or changes would not have an adverse effect upon Natura &Co Holding’s business directly or indirectly (e.g., by affecting the business of our independent beauty consultants).

For example, Latin American governments have often increased taxes or changed tax legislation as a response to macroeconomic crises or other developments affecting their respective jurisdictions.

In Brazil, particularly, the tax system is highly complex and the interpretation of the tax laws and regulations is commonly controversial. The Brazilian government regularly implements changes to tax regimes that may increase the tax burden on Natura &Co Holding, its subsidiaries and jointly controlled entities and their respective customers. These changes include modifications in the rate of assessments and the enactment of new or temporary taxes, the proceeds of which are earmarked for designated governmental purposes. Future changes in tax policy laws may adversely affect Natura &Co Holding’s financial and operating results.

Item 4. Information on the Company

A.	History and development of the Company

General

Natura &Co Holding was incorporated on January 21, 2019 under the laws of Brazil as a corporation (sociedade anônima) of indefinite term, enrolled with the Brazilian taxpayers’ registry (Cadastro Nacional de Pessoas Jurídicas — CNPJ) under No. 32.785.497/0001-97. On July 17, 2019, Natura Holding S.A. changed its name to Natura &Co Holding S.A. Natura &Co Holding has the legal status of a sociedade por ações, or a stock corporation, under the Brazilian Corporation Law.

Natura &Co Holding’s registered office and principal executive offices are located in the city of São Paulo, state of São Paulo, at Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A, Parque Anhanguera, 05106- 000, Brazil (telephone: +55 (11) 4446-4200). Our principal website is https://natu.infoinvest.com.br/en. In addition, the SEC maintains a website at www.sec.gov that contains information filed by us electronically. The information contained on our website, any website mentioned in this annual report or any website directly or indirectly linked to these websites, is not part of, and is not incorporated by reference in, this annual report and you should not rely on such information.

The Natura &Co Holding Shares are traded on the Novo Mercado listing segment of the B3 (under the ticker symbol “NTCO3”), and the Natura &Co Holding ADSs are traded on the NYSE (under the ticker symbol “NTCO”).

History

Our company traces its roots to 1969, when Antonio Luiz da Cunha Seabra joined forces with Jean Pierre Berjeaut and founded Indústria e Comércio de Cosméticos JeBerjeaut Ltda., whose name was changed to Natura Indústria in January 1970. From the beginning, we have believed that cosmetics are not simply consumer goods, but something that can also positively influence a person’s well-being. By 1974, Mr. Seabra had determined that the direct sales distribution model would optimize our reach.

On May 21, 2004, Natura Cosméticos obtained its registration as a public company from the CVM. We completed our initial public offering on May 26, 2004, and our shares became traded in the Novo Mercado listing segment of the B3. In July 2009, we held a secondary share offering and the interest held by the same controlling shareholders decreased to approximately 60%.

On December 20, 2012, we entered into an agreement for the acquisition, subject to conditions precedent, of 65% of Emeis Holdings Pty Ltd., an Australian manufacturer and retailer of premium cosmetics and beauty products sold under the Aesop brand, with operations in Oceania, Asia, Europe, Brazil and North America. In the following years, we continued to acquire, through our subsidiary Natura Cosmetics Australia Pty Ltd., new shares from non-controlling shareholders of Emeis Holdings Pty Ltd. As of the date of this annual report, we hold 100% of the capital stock of Emeis Holdings Pty Ltd.

On February 26, 2017, Natura incorporated Natura Comercial Ltda. in order to operate our Natura retail business through our owned stores, providing more agility and autonomy for the business.

On September 7, 2017, through our subsidiary Natura (Brasil) International B.V., and following receipt of the necessary approvals (including from antitrust authorities in the United States and Brazil), we completed the acquisition of 100% of the issued share capital of The Body Shop International plc (the former name of The Body Shop) from L’Oréal S.A. for an enterprise value of €1.0 billion. We financed this acquisition through the issuance of R$3,700.0 million promissory notes, offered to the public in Brazil, maturing on February 19, 2018. For more information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Main Financing Agreements—Promissory Notes.” The acquisition of The Body Shop added more than 3,000 stores and two distribution centers as of September 30, 2017 to our existing fixed assets, as well as one brand to our portfolio. On the date of acquisition, The Body Shop International plc recorded £122 million in liabilities in connection with related party transactions, which were partially settled through the purchase price.

On February 19, 2018, we issued debt securities in the international market maturing on February 1, 2023, raising U.S.$750 million in resources, which were used to settle the promissory notes issued for The Body Shop acquisition. In addition, we conducted the eighth issuance of bonds, not convertible into shares, in the amount of R$1.4 billion on February 4, 2018. Concomitant to the issuance of debt securities in the international market, the company entered into derivative financial instruments (swaps) in order to hedge against the exchange rate fluctuations to which both the main contract and the interest payable are exposed to as the securities mature.

On January 21, 2019, Natura &Co Holding was incorporated under the laws of Brazil.

On May 22, 2019, we entered into the Merger Agreement in order to perform the Transaction. As a result of the Corporate Restructuring completed on December 17, 2019 and the completion of the Transaction on January 3, 2020, Natura &Co Holding is the parent company of Natura and Avon. For further information on the Corporate Restructuring and Transaction, see “Presentation of Financial and Other Information—The Transaction” and note 1 to our audited consolidated financial statements included elsewhere in this annual report. Avon’s business is not consolidated or reflected in our consolidated financial as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 included elsewhere in this annual report.

On July 17, 2019, “Natura Holding S.A.” changed its name to “Natura &Co Holding S.A.” and approved its Related Parties Transaction Policy, Code of Conduct, Risk Management Policy, Compensation Policy, Nomination Policy, Information Disclosure and Securities Trading Policy, the Internal Regulation of the Board of Directors and the Internal Regulation of the Audit, Risk Management and Finance Committee, as required by the Novo Mercado Rules. The Information Disclosure and Securities Trading Policy was amended on February  2, 2020.

On September 17, 2019, Natura Cosméticos convened and held an extraordinary general meeting at which Natura Cosméticos’ shareholders approved the capitalization of R$1,242.165 million out of profit reserves (reservas de lucros) with the distribution of bonus shares to Natura Cosméticos shareholders in an amount equal to one Natura Cosméticos bonus share per each Natura Cosméticos share held. As a result, the capital stock of Natura Cosméticos S.A. was increased by R$1,242.165 million to R$1,711.138 million and the number of common shares of Natura Cosméticos S.A. was increased by 432,571,228 new bonus shares to 865,142,456 shares.

On November 13, 2019, the controlling shareholders of Natura Cosméticos contributed to Natura &Co Holding shares corresponding to approximately 57.3% of Natura Cosméticos’s capital. On November 13, 2019, all of the Natura Cosméticos shares held by the non-controlling shareholders and not previously held by Natura &Co Holding were contributed to Natura &Co Holding in exchange for shares of Natura &Co Holding, and Natura Cosméticos became a wholly owned subsidiary of Natura &Co Holding (collectively referred to as the “Corporate Restructuring”). This contribution became effective on December 17, 2019.

On January 3, 2020, following receipt of all required corporate and regulatory approvals, the Transaction was consummated, and Natura and Avon became wholly owned subsidiaries of Natura &Co Holding. On such date, (1) each share of common stock, par value U.S.$0.25 per share, of Avon issued and outstanding immediately prior to the consummation of the Transaction (other than as provided in the Merger Agreement) was automatically converted into the ultimate right to receive, at the election of the holder thereof, (i) 0.300 validly issued and allotted, fully paid-up Natura &Co Holding ADSs against the deposit of two Natura &Co Holding Shares, and any cash in lieu of fractional Natura &Co Holding ADSs or (ii) 0.600 validly issued and allotted, fully paid-up Natura &Co Holding Shares, and any cash in lieu of fractional Natura &Co Holding Shares (subject, in each case, to the terms and conditions of the Merger Agreement); and (2) each share of Series C Preferred Stock, par value U.S.$1.00 per share, of Avon issued and outstanding immediately prior to the consummation of the Transaction (other than as provided in the Merger Agreement) was automatically converted into the right to receive an amount in cash without interest equal to the Stated Value (as defined in Avon’s certificate of incorporation) of such share of Series C preferred stock of Avon. Accordingly, throughout this section we present certain information on Avon’s business and operations as of December 31, 2019, as such business and operations are, as of the date of this annual report, part of Natura &Co Holding’s business (although they are not consolidated in our financial statements as of December 31, 2019 and 2018 and for the fiscal years ended December 31, 2019, 2018 and 2017 included elsewhere in this annual report).

On February 6, 2020, our board of directors approved our share repurchase program. The repurchase program covered the period from February 6, 2020 to August 7, 2021 and contemplated repurchases of our own shares, including in the form of ADSs, of up to 1,114,460 shares (up to 0.093828926% of the total shares issued by the Company and up to 0.166152334% of the Company’s outstanding shares as of February 6, 2020). The repurchase program was discontinued on February 18, 2020 as the Company had by then repurchased all the shares which it was authorized to repurchase under the repurchase program. The shares repurchased may be used to meet the Company’s obligations from potential exercises of the Company’s restricted share programs and stock options, and may also be held in treasury, disposed of or canceled in accordance with applicable law.

Recent Developments

During 2020, we have been closely monitoring the evolution of the COVID-19 pandemic, in order to take preventive measures to minimize the spread of the virus, ensure the continuity of operations and safeguard the health and safety of our personnel.

Management Response and Crisis Response Committee

We have established a crisis response committee. This committee is a multidisciplinary group of executives from our various businesses, and its mission is to monitor the evolution of the COVID-19 pandemic on a daily basis and outline the most immediate actions that we must take. Our executive leadership team also meets daily, through electronic conferences to follow the work of this committee, receive updates about the situation of our factories and employees, discuss the external scenario, and make any necessary decisions.

Measures Implemented

We have implemented various measures in line with guidance received from the applicable authorities, including:

•	providing incentives and putting in place protocols for our personnel to work remotely, while also focusing our production and logistics operations on what is essential, in order to ensure that as many employees as possible can remain home;

•	adopting new safety procedures for factory employees, such as the use of face shields, goggles, fabric masks, increasing distance between people and monitoring body temperature;

•	minimizing the amount of time members of our research and development team spend in laboratories, by implementing a rotation system, as well as focusing our research and development team’s work on essential hygiene items;

•	we have not adopted and will not adopt any layoff program within the period of 60 days from March 26, 2020;

•	closing all retail stores;

•	transportation of our products in cardboard boxes, one of the materials on which the COVID-19 virus survives for the shortest time;

•	delivery of hygiene kits to drivers transporting our products, including sanitizing products and cleaning cloths as well as information guides on COVID-19 and preventive measures required to prevent its spread;

•	authorizing deliveries to be made without the recipient’s signature in order to minimize social contact;

•	adjusting our sales cycles;

•	daily communication with employees and sales force through e-mails, booklets and live internet presentations;

•	measures to make our sales channel more digital, including providing additional digital spaces for our sales force and increasing the number of courses and training;

•	sales force events have been canceled, rescheduled or held online;

•	wide dissemination of our digital magazine;

•	use of emergency funds to assist our sales force;

•	preparing sales force leaders to deal with illness, death and other issues relating to COVID-19 that sales teams may encounter;

•	monitoring the social impact arising from the fall in our sales forces’ revenue;

•	changing the rules applicable to minimum orders and initial kits;

•	renegotiating beauty consultants’ payments terms (by extending payment days);

•	providing health benefits, telemedicine and aid to our sales force;

•	changing transportation routes that we provide to our sales force in order to minimize the need for public transport, and putting in place new cleaning protocols before and after such journeys;

•	wide dissemination of wellness, health, meditation and psychological support applications;

•	broad disclosure and alerts concerning internet fraud;

•	daily monitoring of suppliers, interruptions in supply and available inventory;

•	reviewing the media budget available to social matters;

•	providing transportation for employees;

•	mapping critical processes and identifying critical people and their substitutes;

•	supporting information technology systems for remote working; and

•	monitoring the impact of increased usage of our information technology systems.

As described above, we have taken and may continue to take temporary precautionary measures intended to help minimize the impact of the COVID-19 virus on our operations. In addition:

•	approximately half of our employees are working from home. Some of our employees were placed on paid leave or vacation, while others are working in our factories, focusing on the production of essential items; and

•	we are also accelerating our digital plans, which we have been developing since 2012. Excluding Avon, we currently have 1.8 million independent beauty consultants. Of these, 1.1 million are in Brazil and a substantial portion of them are already placing orders through an entirely digital process. In addition, a significant portion of them manage their own online stores, using tools that we have developed and that we have provided to them. In addition, following our acquisition of Avon, our objective is to accelerate the adoption of digital channels by all independent beauty consultants globally.

We believe that these actions enable us to continue to operate our business despite the ongoing slowdown in economic activity across all sectors and its direct impact on physical retail.

In addition to these measures, as noted above, we have put in place a crisis response committee focused on the financial impacts of the COVID-19 pandemic, which monitors our financial condition and in particular our cash position, covenant compliance and results of operations. As part of our crisis response committee’s work, we are considering steps to: (1) reduce discretionary expenses, such as consulting services and events; (2) freezing hiring and salary increases; and (3) reductions in marketing expenses.

Impact on Production Capacity and Inventory

As of the date of this annual report, all our factories are operating with a focus on the production of essential personal care and hygiene items (although other products are manufactured too, where allowed by local legislation). Our perfume factories have started producing hand sanitizer gel and liquid alcohol, with part of the production being donated.

As of the date of this annual report, we have also donated 2.8 million units of soap (including bars and liquid), 310,000 liters of liquid alcohol and 190 tons of hydroalcoholic gel to assist over 1 million people and 180 non-governmental and governmental organizations across Latin America.

We had R$1.2 billion of finished products recording in our inventory as of December 31, 2019). Nevertheless, a prolonged downtime in our factory production may jeopardize our supply.

Impact of COVID-19 Going Forward

As of the date of this annual report, we are unable to estimate the impact of the economic paralysis arising from efforts to curb the spread of the COVID-19 virus and the expected reduction in activity on our business, results of operations and financial condition. We are planning to review our revenue, investments, expenses, cash outflows and leverage levels, and we are adjusting our relationships with suppliers. Furthermore, the actions outlined above are continuously being reevaluated in light of global developments relating to COVID-19 in Brazil and globally.

See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industries in Which We Operate—Our business, operations and results may be adversely impacted by COVID-19.”

Capital Expenditures and Divestitures

Our main capital expenditures include investments in opening stores and refurbishing existing ones, enhancing digital technology, product innovation as well as projects that seek to increase our operational efficiency and productivity. In the fiscal years ended December 31, 2019, 2018 and 2017, total investments in capital were R$567.9 million, R$491.9 million and R$362.5 million, respectively.

Our ongoing capital expenditures consist primarily of investments in opening stores and refurbishing existing ones, enhancing digital technology, product innovation, as well as projects that seek to increase our operational efficiency and productivity. We expect to fund our ongoing capital expenditures principally from our cash flow from operations and funds obtained from third-party sources.

B.	Business overview

Overview

We are a global cosmetics group comprising three iconic brands (as of December 31, 2019, and four following our acquisition of Avon, as detailed under “Presentation of Financial and Certain Other Information—The Transaction”) and Brazil’s largest multinational cosmetics, hygiene and beauty company in terms of market share, as of December 31, 2018, according to Euromonitor International (Euromonitor International Limited’s “Beauty and Personal Care” 2019 edition with data regarding retail value sales at retail sale prices), with operations in Asia, Europe, North America, Oceania, and South America. We believe we are a leading developer, manufacturer, distributor and seller of self-branded cosmetics, fragrances and toiletries in Brazil. Also, we believe our distinctive corporate culture, which values our relationships with our customers, our independent beauty consultants, our suppliers and others, and rests on a commitment to generate positive economic, social and environmental impact, has been fundamental to our growth.

Our history begins in 1969 with Natura in Brazil. In 1982, we began operations in Latin America and in 2006 we opened our first store outside Brazil, in France. Currently, we also have stores in other countries, such as the United States, Chile and Argentina. In 2016, we acquired 100% of Aesop (following the purchase of an initial 65% stake in 2013), a luxury cosmetics company, founded in Australia, and in 2017, we acquired The Body Shop, founded in the U.K. With this most recent acquisition, we took a decisive step towards creating a global, multibrand, multi-channel group named Natura &Co. The group brings together three distinctive main brands (in addition to Avon, following the closing of the Transaction) that share a common purpose, vision and commitment to sustainable and ethical business practices.

As of December 31, 2019, our flagship brands were:

•	Natura: Founded in 1969 in São Paulo, Brazil, is among the world’s ten largest direct sales companies. Under the Natura brand, the majority of our products are natural in origin, crafted from ingredients from the biodiversity in Brazil and distributed predominantly through direct sales by our independent beauty consultants. We also operate through e-commerce and have an expanded network of owned physical stores, with 58 stores in Brazil and nine abroad (in the United States, France, Malaysia, Argentina and Chile) and approximately 400 franchise stores as of December 31, 2019.

•	The Body Shop: Founded in 1976 in Brighton, United Kingdom, is a developer, distributor and seller of naturally inspired beauty products, makeup and skincare. Under The Body Shop brand, we distribute and sell our products based on a franchise distribution model, through our owned shops, home sales, and e-commerce in 44 countries, outlets, travel retail and third-party franchised channels, and the products are available in major markets. As of December 31, 2019, we had 1,006 owned stores and 1,862 franchised stores.

•	Aesop: Founded in 1987 in Melbourne, Australia, is a luxury cosmetics brand, with a unique portfolio of skincare and hair products, among others. In 2013, we acquired the controlling stake in Aesop and have seen a strong growth in our operations. Under the Aesop brand, our products are distributed predominantly through signature stores with unique designs, department stores and e-commerce in 23 countries directly and four countries through distributors. As of December 31, 2019, we had 247 signature stores and 99 counters in department stores.

Following the closing of the Transaction on January 3, 2020, our business also includes the operations of Avon (although these operations were not consolidated in our financial statements as of December 31, 2019 and 2018 and for the fiscal years ended December 31, 2019, 2018 and 2017 included elsewhere in this annual report). Avon is a global manufacturer and marketer of beauty and related products. Avon commenced operations in 1886 and was incorporated in the state of New York on January 27, 1916. Avon conducts its business in the highly competitive beauty industry and compete against other consumer packaged goods and direct selling companies to create, manufacture and market beauty and non-beauty-related products. Avon’s product categories are Beauty and Fashion & Home. Beauty consists of skincare, fragrance and color (cosmetics). Fashion & Home consists of fashion jewelry, watches, apparel, footwear, accessories, gift and decorative products, housewares, entertainment and leisure products, children’s products and nutritional products.

As of December 31, 2019, our business was divided into five major operational segments, including Natura Brasil, Natura LATAM, Natura others (the United States, Malaysia and France), The Body Shop and Aesop.

The combination of these three unique brands allows us to offer a portfolio with strong synergies and cover a broad range of quality products, based on natural ingredients. We supply product categories for both women and men, including skin care products for face and body, hair care and treatment products, cosmetics, fragrances, bath, sunscreen, oral hygiene, and baby and child care.

We believe our brands are among the most recognized in the cosmetics, fragrances and toiletries industry, industries in which we operate. Our combined businesses consolidate our strong position in body care and also further strengthen our unique value proposition for fragrance.

Our products reach our consumers through over 3,700 stores and a network of 1.8 million independent beauty consultants as of December 31, 2019. We have more than 18,500 employees and are present in 101 countries. We had R$14.4 billion in net revenue on a consolidated basis during the fiscal year ended December 31, 2019.

We believe that our purpose, beliefs and aspiration have been important in our growth and in the development of our strong reputation:

•	Our purpose: To nurture beauty and relationships for a better way of living and doing business.

•	Our beliefs: We are passionate agents of change. We build relationships based on transparency, collaboration and diversity. We are committed to integrity and accountability. We find the courage to challenge the status quo and go beyond. We honor and respect the interdependent nature of all things.

•	Our aspiration: We dare to innovate to promote positive economic, social and environmental impact.

We expect that our purpose will also drive our growth in the future. Our brands share the same mission and similar values, with strong belief in ethics, commitment to sustainability and scientific and social innovation.

This vision helps us attract and retain our extensive network of independent beauty consultants, and promote a corporate culture that produces innovative marketing concepts and products, increasing the attractiveness of our products.

Our Operations

Natura

The Natura brand aims to combine sustainable design with traditional and scientific knowledge to develop products under an open innovation model, which involves a network of global partners. Natura works jointly with suppliers to reduce the environmental impacts of its products by using recycled materials, such as polyethylene terephthalate and glass. Since 2006, Natura has not performed animal testing during the research and development phases of its product production (Natura only performs in vitro and clinical tests), and it does not acquire active ingredients that were tested on animals.

Under the Natura brand, we offer a full range of cosmetics, toiletries and fragrances for women and men, including skin care products for the face and body, hair care and treatment products, makeup, fragrances, soaps, deodorants, sunscreen, and baby and child care.

The Natura brand uses ingredients which we believe to be unique, sustainable and ethically extracted from Brazilian biodiversity in the manufacture of its products. The formulas used by Natura are of proven effectiveness and prioritize the use of vegetable-based renewable raw materials. To ensure the sustainable stewardship of these ingredients in Brazil, Natura works with 39 communities (33 of which are located in the Amazon region), generating social development and income for over 6,200 families, based on sustainable production chains. We have helped to preserve around 1.8 million hectares of forest, with our partnerships with organizations, such as Secretaria de Estado do Meio Ambiente do Amapá (the State Secretary for the Environment of Amapá), Instituto Chico Mendes de Conservação da Biodiversidade (the Chico Mendes Institute for Biodiversity Conservation) and Secretaria de Estado do Meio Ambiente do Amazonas (the State Secretary for the Environment of Amazonas), besides the agricultural communities and social organizations of the region. We work with these organizations by developing initiatives that generate positive impacts for conservation, in areas such as “Reserva Extrativista Médio Juruá” and “Rio Iratapuru.”

Natura uses organic alcohol in 100% of its fragrances. Organic alcohol does not contain any pesticides or chemical fertilizers and does not undergo any burning processing in sugar cane harvest.

We believe Natura was one of the first companies in Latin America to measure the impact of its businesses on the environment, using the international environmental profit and loss methodology. Based on this analysis, which includes every stage of the product lifecycle, we can measure the impact of our activities in Brazilian reais, taking into account factors such as water use and carbon emissions.

Our Natura product portfolio includes the following brands and categories:

•	Fragrances: Offered through our brands of fragrances and feminine perfumes (such as Ekos, Natura Humor, Kriska, Natura Essencial, Biografia, Natura Ilia and Natura Luna) and of fragrances and masculine colognes (such as Natura Homem, Natura Essencial, Biografia, Natura Sintonia, Sr. N and Kaiak), as well as the children’s lines Mamãe e Bebê and Natura Naturé.

•	Makeup: Offered through our three brands of cosmetics, each with a different identity: Natura Una, Natura Faces and Natura Aquarela.

•	Body and Facial Care: Natura has two lines dedicated to facial care, Chronos and Natura Tez, in addition to a variety of body lotions under the Natura Ekos, Natura Tododia, Erva Doce and Natura Sou brands.

•	Sunscreen: Offered through the brand Natura Fotoequilíbrio, which also offers products specifically developed for children.

•	Soaps: Includes both liquid and bar soap, in addition to other items such as exfoliating products. We believe Natura was the first company in Brazil to introduce liquid hand soaps in 1984 with the Erva Doce brand. This segment of the Brazilian market is currently led by bar soaps, a category in which Natura is active with brands such as Natura Tododia and Natura Ekos. Natura’s soaps are all plant-based.

•	Deodorants: Includes perfumed deodorants that act as extensions of the feminine and masculine fragrance lines and the Natura Tododia and Erva Doce brands.

•	Body Oils: Offered through two different brands, Séve and Ekos. We believe the Séve brand was a pioneer in the Brazilian oil market and has been part of our portfolio for more than 30 years.

•	Hair Care: This category includes shampoos, conditioners and capillary treatments such as hydrating masks, and is offered through three brands: Natura Ekos, Natura Plant, Natura Sou and Natura Lumina.

One of our strengths is our network of independent beauty consultants, who sell Natura branded products in Brazil and Latin America. Our relationship with these independent beauty consultants is based on more than simple transactions, since Natura seeks to ensure that our commercial goals also promote human and social development of our network, through education, health access and digital inclusion, creating a strong value proposition.

Together with its independent beauty consultants, Natura expanded its sales channels in 2014 through the launch of our e-commerce platform, Rede Natura, in Brazil. The platform helps engage with our network of independent beauty consultants, as well as promote new products. Furthermore, the Rede Natura platform has attracted a new type of independent beauty consultant: younger individuals who feel at home in a virtual environment, and who prefer to not deal with operational factors directly, such as payments and delivery of products to customers. We had approximately 700,000 independent beauty consultants in Brazil doing business through their Rede Natura webpage as of December 31, 2019.

The e-commerce platform was implemented in Chile in 2015 and in Argentina in 2017. Also, the implementation of Natura’s mobile platform has been very successful, and Natura had approximately 1,600,000 independent beauty consultants using Natura’s digital platforms (mobile application and web-based) in Brazil and other Latin American countries as of December 31, 2019. The mobile application contains a number of features which support consultants’ sales, including allowing order entry and access to sales performance records.

In 2016, Natura opened physical stores in the city of São Paulo, an initiative to improve the shopping experience of our consumers. As of December 31, 2019, Natura had 58 stores in Brazil and nine outside Brazil (Chile, Argentina, the United States, France and Malaysia). In addition, Natura is growing through a franchise model in Brazil, named “Aqui tem Natura.” As of December 31, 2019, Natura had approximately 400 franchised stores in Brazil.

The following tables present certain financial and operational indicators for the periods indicated of our Natura segments (Brasil, LATAM and Others):

	For the Fiscal Year Ended December 31,
	2019(1)	2019	2018	2017
	(currencies in millions except as otherwise noted)
	(in U.S.$)	(in R$)
Natura Brasil:
Net revenue	1,553.2	6,260.8	6,022.2	5,574.9
Operating profit before financial results(2)	244.9	987.2	910.9	991.9
Net income (2)	51.1	206.0	318.8	403.9
Number of independent beauty consultants (thousands at period end)	n/a	1,076.0	1,058.7	1,129.8
Number of owned stores (Natura)	n/a	58	36	19

(1)	Solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2019 for reais into U.S. dollars of R$4.031 per U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.

(2)	The amounts shown above do not include corporate expenses. For more information on corporate expenses, see “—Our Segments—Revenue by Segment and Share of Net Revenue.”

	For the Fiscal Year Ended December 31,
	2019(1)	2019	2018	2017
	(currencies in millions except as otherwise noted)
	(in U.S.$)	(in R$)
Natura LATAM:
Net revenue	680.3	2,742.5	2,415.7	2,108.2
Operating profit before financial results(2)	79.1	319.0	296.6	266.3
Net income(2)	56.0	225.9	169.1	220.5
Number of independent beauty consultants (thousands at period end)	n/a	708.7	644.8	589.0
Number of owned stores (Natura)	n/a	4	7	2

(1)	Solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2019 for reais into U.S. dollars of R$4.031 per U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.

(2)	The amounts shown above do not include corporate expenses. For more information on corporate expenses, see “—Our Segments—Revenue by Segment and Share of Net Revenue.”

	For the Fiscal Year Ended December 31,
	2019(1)	2019	2018	2017
	(currencies in millions except as otherwise noted)
	(in U.S.$)	(in R$)
Natura Others:
Net revenue	2.3	9.1	9.5	6.6
Operating (loss) before financial results(2)	(14.9)	(60.2)	(32.4)	(25.3)
Net (loss)(2)	(15.0)	(60.4)	(32.4)	(25.3)
Number of independent beauty consultants (thousands at period end)	n/a	—	—	—
Number of owned stores (Natura)	n/a	5	5	4

(1)	Solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2019 for reais into U.S. dollars of R$4.031 per U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.

(2)	The amounts shown above do not include corporate expenses. For more information on corporate expenses, see “—Our Segments—Revenue by Segment and Share of Net Revenue.”

The Body Shop

The Body Shop is a leading global cosmetics and beauty branded retailer offering high-quality, natural inspired products, designed ethically and sustainably. Founded in 1976, The Body Shop was founded in Brighton, U.K., by Anita Roddick, who we believe is credited as being one of the founders of the ethical and sustainable business model. Under The Body Shop brand, we offer a vast product portfolio targeting almost all beauty market categories, with a strong presence in body care, skin care, bath and shower, fragrance and makeup. The Body Shop has expanded to become a global branded retailer now present in 73 countries.

The Body Shop is committed to finding the finest ethically sourced ingredients to create a range of naturally inspired beauty products, and The Body Shop has a long tradition of associating its products with social causes. As an example, we work with a Community Trade Program, designed to help small-scale producers by offering ingredients to be purchased at a fair price and by promoting the development of long-term relationships with these suppliers, which contributes towards ensuring the means of survival of these communities.

The Body Shop-branded product portfolio includes the following categories of products:

•	Body Care: The Body Shop offers body care products under its The Body Shop brand, including body butters, body and massage oils, scrubs, soaps, feet products and hand wash, among other products.

•	Skin Care: The Body Shop offers The Body Shop-branded skin care products, including moisturizers, sunscreen, anti-blemish and anti-acne products.

•	Makeup: The Body Shop offers its branded makeup products, including brushes and tools, mascara, lipstick, nail polish, foundation, concealers, eye liners and eye shadow, among others.

•	Fragrance: The Body Shop’s product portfolio includes fragrances, for both women and men, as well as home fragrances.

•	Bath and Shower: The Body Shop’s bath and shower portfolio includes products such as shower gel, soap, body scrubs, body wash, shower cream, bath foam, shampoo, conditioners and other products.

•	Gifts and Accessories: The Body Shop offers a line of gifts and accessories that offers gift boxes for both men and women and seasonal and/or thematic gift boxes including various The Body Shop-branded products.

The Body Shop’s owned and franchised stores make up its largest sales channel. Also, The Body Shop has more than 54 e-commerce platforms and approximately 26,700 independent beauty consultants, in its “at home” (direct sales) channel. The Body Shop is present in 73 countries and had 1,006 owned stores and 1,862 franchised stores as of December 31, 2019.

The following table presents certain financial and operational indicators of our The Body Shop segment for the periods indicated:

	For the Fiscal Year Ended December 31,			For the period from September 1, 2017 through December 31, 2017(2)
	2019(1)	2019	2018
	(in millions, except number of stores)
	(in U.S.$)	(in R$)
The Body Shop:
Net revenue	1,024.4	4,129.3	3,886.0	1,456.6
Operating profit before financial results(3)	52.1	209.9	88.3	162.9
Net income(3)	26.6	107.2	98.5	123.3
Owned stores	n/a	1,006	1,037	1,099
Franchised stores	n/a	1,862	1,898	1,950

(1)	Solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2019 for reais into U.S. dollars of R$4.031 per U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.

(2)	Refers to the results of operations of The Body Shop from the date Natura Cosméticos obtained control through December 31, 2017, which are included in Natura &Co’s consolidated statement of income for the year ended December 31, 2017.

(3)	The amounts shown above do not include corporate expenses. For more information on corporate expenses, see “—Our Segments—Revenue by Segment and Share of Net Revenue.”

Aesop

Aesop is a luxury cosmetics brand founded in Australia, in which we acquired a majority stake in 2013 and fully acquired in 2016. The Aesop brand is recognized for the premium products it develops and for the shopping experiences it offers to its consumers. The high-quality formulations, based on botanical ingredients, are all scientifically tested for safety.

Like the other brands in our group, Aesop seeks to improve our practices of reducing environmental impact, as well as carrying out philanthropic missions around the world. As a result, we launched the Aesop Foundation in 2017.

Since we bought our initial stake in Aesop, we have witnessed significant growth resulting from our strategy of balancing our increasing presence in existing markets and entry into new markets.

Under the Aesop brand, our major sales channel is through Aesop’s signature stores, which are uniquely designed by renowned architects, aiming to create the best shopping experience for our clients. The Aesop brand’s products also are sold through e-commerce (both through its own website and other third-party e-commerce platforms such as the T-mall in China), and in some strategic department stores.

As of December 31, 2019, the Aesop brand was present in Asia, Oceania, Europe, the Middle East and the Americas, in 23 countries directly and four countries through distributors, with 247 signature stores and 99 department stores.

Our Aesop-branded product portfolio includes the following categories of products:

•	Skin: Aesop offers a variety of Aesop-branded skin care products, including facial cleansing and moisturizing products, exfoliating products, treatments and masques, shaving products, and products specifically for eyes and lips.

•	Hair: Aesop has several hair care products, including shampoo, conditioners, treatments and grooming products.

•	Body: Aesop’s portfolio offers body products, including hand care products, body cleansers, body balms, body scrubs, deodorant, mouthwash and toothpaste.

•	Fragrance: Aesop’s product portfolio includes fragrances for both women and men.

•	Home: Aesop’s home portfolio includes products such as soap, oil burner blends, room sprays, an oil burner, animal products and other products.

•	Gifts, Kits and Travel: The Aesop brand offers a line of gifts, travel kits and packages, including gift cards.

The following table presents certain financial and operational indicators of our Aesop segment for the periods indicated:

	For the Fiscal Year Ended December 31,
	2019(1)	2019	2018	2017
	(in millions, except number of stores)
	(in U.S.$)	(in R$)
Aesop:
Net revenue	323.3	1,303.1	1,064.0	706.4
Operating profit before financial results(2)	40.6	163.8	95.3	62.7
Net income(2)	22.6	91.0	61.6	13.5
Number of signature stores	n/a	247	227	209

1)	Solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2019 for reais into U.S. dollars of R$4.031 per U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais.

(2)	The amounts shown above do not include corporate expenses. For more information on corporate expenses, see “—Our Segments—Revenue by Segment and Share of Net Revenue.”

Our Strengths

We are a purpose-driven group that aims to nurture beauty and relationships for a better way of living and doing business.

Our three brands form a group focused on creating value through five key drivers:

•	Multibrand model. We have various brands that offer a wide range of products, that targets different types of consumers, from low-end to high-end, on a global level. The model allows us to conduct our business in a unique way, maintaining an agile and decentralized business model that balances autonomy with interdependence.

•	Leveraging group scale. Group synergies may be achieved in procurement, scale and other initiatives. We created three networks of excellence (in our approaches to digital, retail and sustainability), which enable the dissemination of best practices.

•	Strong corporate governance. Our strong corporate governance and experienced leadership also reflect the strength of our group to operate globally and promote sustainable long-term value.

•	Omnichannel growth across the globe. We can unlock growth synergies and also rebalance the global footprint by leveraging our existing operations. There is space to grow in different sales channels.

•	Innovation and sustainability. We seek to innovate and develop a unique and complementary brand portfolio with best practices shared between the three brands, such as the passion for connecting people and communities in sustainable relations, and living up to the highest standard of social, environmental and economic impact.

The quality of our relationships with our independent beauty consultants, clients, employees, communities and suppliers is one of our strongest advantages. We believe the high value we place on these relationships, as well as our commitment to social responsibility and sustainable development, have contributed in making our group a respected cosmetics company.

We offer products which we believe to be of a high quality and which are linked to concepts that reflect our values and transcend their functions. We believe this increases the attractiveness of our products and encourages customers to be loyal to our brands.

Our Strategy

Our objective is to be viewed by our consumers, independent beauty consultants, employees, suppliers, shareholders and other businesses as synonyms of quality, integrity, innovation and socially conscious business practices. We are engaged in maintaining a permanent process that guides us in accomplishing our financial, social and environmental goals.

Our strategy seeks to optimize our performance, while prioritizing important values, such as sustainable development, fair trade and human well-being, and is composed of the following:

•	Multibrand model: We have developed a multibrand model company that pursues synergic business growth on a global scale, by offering innovative and sustainable products through multiple sales channels. Our brands have an international presence, complementary expertise and are present in diverse market segments.

•	Integrated corporate structure: Our corporate structure is integrated with a limited number of hierarchical levels, which we believe promotes collaboration among our strategic areas of digital, sustainability and retail by sharing best practices and building joint action forces among the executives of these areas.

•	Global procurement: We believe that our global procurement organization strategy benefits from our scale, by enabling us to negotiate with suppliers from a better position.

•	Multi-channel: We operate via multiple channels and we intend to intensify this throughout 2020 by accelerating our growth in digital platforms, as well as our brands’ geographical expansion.

Finally, we have different strategic opportunities for each of our brands, including, but not limited to: expanding multichannel presence and accelerating the business’s digital transformation for Natura, increasing penetration in markets across the globe and launching innovative products for Aesop, rejuvenating the brand, optimizing retail operations and improving operational efficiency for The Body Shop, and combining Natura &Co and Avon.

Our Segments

As of December 31, 2019, we divided our business into the following segments: (1) Natura Brasil, (2) Natura LATAM, (3) Natura Others, (4) The Body Shop and (5) Aesop.

•	Natura Brasil: This segment includes our Natura operations in Brazil, which account for a significant portion of our operating revenues.

•	Natura LATAM or “Latin America”: This segment includes our Natura operations in Argentina, Chile, Peru, Colombia, Mexico and Bolivia, as well as the expenses incurred from the corporate support structure dedicated to Latin America, which is based in Buenos Aires (Argentina), and our partnership with distributors.

•	Natura Others: This segment includes our Natura operations in France, the United States and Malaysia.

•	Aesop: This segment includes our operations under the Aesop brand, which has a direct presence in 23 countries and four countries through distributors as of December 31, 2019, especially in Asia.

•	The Body Shop: This segment includes our operations under The Body Shop brand, present in 73 countries.

In addition, since the closing of the Transaction on January 3, 2020, our business also includes operations under the Avon brand (although these operations are not consolidated in our financial statements as of December 31, 2019 and 2018 and for the fiscal years ended December 31, 2019, 2018 and 2017 included elsewhere in this annual report).

Net Revenue by Segment and Share of Net Revenue

The following table shows the proportion of our sales revenue accounted for by each of our segments for the periods indicated:

	For the Fiscal Year Ended December 31,
	2019	2018	2017
Natura Brasil	43.5%	45.0%	56.6%
Natura LATAM	18.8%	18.0%	21.4%
Natura Others	0.1%	0.1%	0.1%
The Body Shop(1)	28.6%	29.0%	14.8%
Aesop	9.0%	7.9%	7.2%
Total	100%	100%	100%

(1)	Information related to The Body Shop has only been presented from the date Natura Cosméticos obtained control of The Body Shop in September 2017.

The following table shows our net revenue and net income (loss) by segment for the periods indicated:

	For the Fiscal Year Ended December 31,
	2019		2018		2017
	Net revenue	Net Income (Loss)	Net revenue	Net Income (Loss)	Net revenue	Net Income (Loss)
	(in millions of R$)
Natura Brasil	6,260.8	206.0	6,022.2	318.8	5,574.9	403.9
Natura LATAM	2,742.5	225.9	2,415.7	169.1	2,108.2	220.5
Natura Others	9.1	(60.4)	9.5	(32.4)	6.6	(25.3)
The Body Shop	4,129.3	107.2	3,886.0	98.5	1,456.6	123.3
Aesop	1,303.0	91.0	1,064.0	61.6	706.4	13.5
Corporate expenses(1)	—	(414.1)	—	(67.3)	—	(65.7)
Total	14,444.7	155.6	13,397.4	548.3	9,852.7	670.2

(1)	These expenses were not allocated to any operating segment and primarily include expenses (i) related to the process of acquiring the control of Avon and our corporate restructuring during 2019; (ii) of some administrative departments that provide services to all group companies; and (iii) for the Group Operating Committee (COG), which was established to support our development, to determine and allocate funds and to identify synergies among companies we control. The increase in corporate expenses in the fiscal year ended December 31, 2019 as compared to the fiscal year ended December 31, 2018 is mainly due to the acquisition of Avon, and our corporate restructuring during 2019.

Our Production Processes

Natura

In 2019, Natura produced 79% of its cosmetics through its own production sites, while 21% was manufactured by third parties. In 2018, Natura produced 74% of its cosmetics through its own production sites, while 26% was manufactured by third parties. Natura has three industrial units in Cajamar – state of São Paulo and an industrial unit in Benevides in the state of Pará dedicated solely to the production of Natura-branded products.

Natura’s Cajamar facilities were built to allow efficient expansion as our operations grow, thereby ensuring greater economies of scale at the production sites. In 2014, our unit in Benevides, called “Ecoparque,” was built based on sustainable chain concepts, promoting a form of symbiosis between the different companies operating therein and contributing to the development of local communities.

In 2019, Natura reached a production volume equal to approximately 73% of its production capacity, compared to 70% in 2018 and 65% in 2017. Given the characteristics of Natura’s commercial model, Natura opted for a manufacturing structure that favored flexibility, thereby allowing Natura to meet spikes in demand influenced by either product promotions that lead to significant changes in normal demand behavior or strategies that offer exclusively prepared packaging for important commemorative dates, such as Mother’s Day or Christmas.

In 2019, Natura produced 386 million units internally in Cajamar, in comparison with 413.2 million units in 2018 and 353.0 million units in 2017. Natura’s soap plant produced 83 million units in 2019, compared to 79 million units in 2018 and 74 million in 2017.

Natura outsources the production of products including bar and liquid soaps, hair care products, aerosol products and certain types of makeup, in addition to samples and gifts. The decision to produce a product internally or to outsource production is based on an analysis of the cost of each option, in addition to requirements such as formula confidentiality and the specific nature of the production process.

Of the products manufactured in Brazil, either by Natura or by its partners, 23.2% were exported in 2019, in comparison with 23% in 2018 and 20% in 2017.

Natura’s production process is interspersed with continuous preventive and corrective maintenance procedures to meet its production and sales demand. Natura’s production processes mainly use German, French, Italian and Brazilian technology, represented by several different suppliers. All equipment, as well as all facilities and operations, are insured against incidents.

In 2006, Natura received the ISO 9001 certification, resulting from its continuous commitment to the quality of processes, products and services, which Natura seeks to improve daily. Since then, Natura has maintained its certification through annual audits or recertification.

The Body Shop

Our production process for The Body Shop brand begins with research and development. The development of existing products is undertaken by The Body Shop together with third-party manufacturers. The Body Shop opened a research and development laboratory in the United Kingdom in 2016 in order to refresh and reformulate The Body Shop’s product range.

We have no manufacturing facilities to produce The Body Shop-branded products and purchase finished goods from manufacturers located around the world. We stipulate the product formulation criteria and identify fair trade suppliers of raw materials. Purchasing and sourcing are split between four central teams focused on either finished goods, sustainable sourcing, packaging or non-trade (services).

Aesop

Aesop’s production process commences with its research and development, whereby formulations are developed and validated to be ready for commercial scale. The development is conducted by its own research and development team at the Aesop laboratory which is based at Aesop headquarters in Melbourne, Australia.

Aesop manufactures the finished goods in five main industrial units (factories) owned by third-party contractors. These factories manufacture the bulk formulation and then fill and pack the final product.

Aesop sources and selects all suppliers of ingredients, packaging and other materials required to produce the finished product. These items are either directly procured or are purchased by the third-party contractor.

After manufacture, the products are shipped to a centralized distribution warehouse (hub) in Melbourne and later sold to the Aesop subsidiaries in Oceania, Asia, Europe and the Americas. Additionally, a small number of the fragrance products are manufactured in France.

Products are exported to regional distribution warehouses to supply the subsidiaries. The Australian subsidiary is supplied by the Melbourne distribution warehouse. Products are transported to the regional distribution centers in accordance with the demand in each region. All supply management is supported by advanced demand planning systems implemented in 2019. The distribution centers are each owned by third-party logistics providers and are not owned by Aesop. The warehouse management systems of each distribution center are integrated into Aesop’s Enterprise Resource Planning System (ERP).

The Melbourne hub acts as a point for receiving and consolidating ingredients, components and finished product inventory, thereby allowing for management of supply from different suppliers and finished goods factories. The regional distribution centers are responsible for (under the instruction of Aesop) the picking and delivery to the retail stores and wholesale customers.

Our Distribution Processes

Natura

We distribute Natura-branded products through direct sales channel. We have opted for the direct sales channel due to our belief in the power of sales through relationships, which allows greater interaction between the buyer and the seller, thereby providing a more individualized service. This commercial model has been adopted in Brazil, Argentina, Chile, Peru, Colombia and Mexico. Accordingly, our products are distributed through a network of approximately 1.8 million independent beauty consultants, as shown in the table below:

	As of December 31,
	2019	2018	2017
	(in thousands)
Independent beauty consultants(1)
Brazil	1,076.0	1,058.7	1,129.8
Argentina	209.5	189.0	170.9
Chile	72.9	73.0	73.4
Mexico	221.9	183.9	160.6
Peru	89.3	90.5	87.4
Colombia	115.2	108.4	96.7

(1)	Represents the number of Natura independent beauty consultants at the end of the year that sent orders during the last six of our sale cycles.

The independent beauty consultants use a catalogue of Natura products (“Natura Magazine”), available in both print and digital form, to present and resell products to their clients. Natura Magazine offers almost all of the products in Natura’s portfolio, as well as the suggested sale price to the consumer, even though Natura independent beauty consultants are completely free to establish prices and sales conditions for the final consumer. Natura Magazine is an important marketing tool for the brand and transmits Natura’s beliefs and values, as well as the concepts of each sub-brand.

A new Natura Magazine is released approximately every 21 days with new promotions and launches, thereby forming different sales cycles throughout the year. Each cycle, we send at least one print version of Natura Magazine to independent beauty consultants who placed at least one order in the previous three cycles. The average number of catalogues distributed per sales cycle was 2.4 million and 2.0 million in the fiscal years ended December 31, 2019 and 2018. In order to better communicate and strengthen the relationship with its independent beauty consultants, we are also investing in a mobile application and in the Natura Network (an online business). With these tools, independent beauty consultants can view Natura Magazine, place orders, receive online training, and check their default status and other activities. We believe digitalization will be crucial for the future performance of our brand, and enable Natura to build upon its existing strengths.

Natura offers our products through a direct sales model with high levels of service. In 2018, we transformed this direct selling model, renaming it to “Relationship Sales Model,” which is now guided by three core principles: Prosperity, Partnership and Purpose.

The new model offers progression levels to independent beauty consultants, who begin as Seeds, and as they improve their performance, progress to Bronze, Silver, Gold and Diamond. At each new level, their sales margin (%) increases, and they also have access to distinct benefits, such as training courses, awards and a recognition plan. Other progression options offered to independent beauty consultants include the opportunity of becoming a Business Leader (upon reaching the Silver level), a position that combines the sales of products with the task of leading a group of independent beauty consultants and assisting them in developing their business. Business Leaders, like independent beauty consultants, do not have labor ties with the company and are not exclusive to Natura. Independent beauty consultants with an entrepreneurial profile and high sales volumes also have the opportunity to launch a Natura franchise store (named “Aqui tem Natura”), becoming Beauty Entrepreneurs.

Products in the Natura Magazine are assigned points based on the suggested retail price. For example, the greater the suggested retail price, the greater the number of points assigned. Independent beauty consultants may place as many orders as they wish during the sales cycle, as long as the order meets a minimum of 50 points, which equals approximately R$300 in terms of suggested sales price (Natura Magazine).

For orders between 50 to 79 points, independent beauty consultants have a 20% discount in relation to the suggested sales price in Natura Magazine. For orders of 80 points or more, discounts vary between 20% and 35%, depending on the progression level of the sales representative. Independent beauty consultants have 21 days to pay for their orders; however, there are promotions that allow to break the invoices into three installments, or even into five installments, when using a credit card.

In order to improve communication and strengthen our relationships with our independent beauty consultants, we advanced the digitalization of our Relationship Sales model. In the fiscal years ended December 31, 2019 and 2018, approximately 1,600,000 and 830,000, respectively, independent beauty consultants from Brazil and other Latin American countries used our digital platform, which is available in both a mobile and web browser format.

The use of technology exponentially amplifies our connections and our relationships by empowering our independent beauty consultants and unlocks value by improving both the experience of our end consumers and the efficiency of our operating processes.

To encourage Natura independent beauty consultants to provide quality service in their resale and product consulting activities, Natura invests in recognition and training on the brand, products and categories, especially training relating to the fragrance, face care and makeup categories. Natura’s direct sales model has been adapted to the regional characteristics of each country. For this reason, although Natura operates the same sales model within Brazil, it operates different direct sales models in each country throughout Latin America.

The Body Shop

We rely on a multichannel distribution strategy, based around a franchise network, to offer our products under The Body Shop brand, with the majority of our revenue being generated through owned stores, franchised stores, and e-commerce, among others. We rely on the following sales channels:

•	Owned stores: Owned stores accounted for approximately 57% and 61% of our net revenue for the fiscal year ended December 31, 2019 and 2018, respectively. We operate with a network of 1,006 stores located in Europe, Asia and Oceania, North America and Latin America.

•	E-commerce: Online sales accounted for approximately 8% of our net revenue in each of the fiscal years ended December 31, 2019 and 2018.

•	Head franchise and subfranchise markets: Head franchise markets refer to territories where our operations are run by a third party, “Head franchisee.” Some of these markets are Master franchisee grants with a right to grant subfranchises. Most third-party franchise markets are direct franchisee agreements only. In certain markets, the franchise grant is also extended to franchisee e-commerce, third-party e-commerce, and selective wholesale within department stores. In head franchise markets, we sell our products under The Body Shop brand via a network of 1,862 stores and 1,898 stores (as of December 31, 2019 and 2018, respectively) operated by third-party franchisees. Generally, the head franchise contract is signed for a term of ten years (with an option for five years’ renewal). We have a strong and long-standing relationship with our head franchisees. Subfranchise consists of a network of countries where we operate directly. Head franchise markets and sub franchise accounted for approximately 25% and 24% of our net revenue for the fiscal year ended December 31, 2019 and 2018, respectively. In-store and country-specific costs (including personnel and rent) and capital expenditure are supported by the third-party franchisees. As a result, our franchise markets generate a competitive margin compared to other channels.

•	Other channels: This includes Wholesale, At home and Global Travel Retail. These channels combined accounted for approximately 10% and 7% of net revenue for the fiscal year ended December 31, 2019 and 2018, respectively.

The Body Shop has 30 million customers that buy from the brand each year, which equates to 55 million transactions. In addition, The Body Shop’s customer base is loyal, with 50% of sales through the top 15% of customers.

Aesop

Aesop operates largely with a direct-to-consumer retail sales model with Aesop brand products sold across 23 countries directly and four countries through distributors as of both December 31, 2019 and 2018, in Australia and New Zealand, Asia, Europe and the Americas, primarily through signature stores and department stores.

Aesop takes a meticulous approach to product development, store design and customer service, in particular within our Signature Store and Department Store Counter environments where we employ over 1,300 consultants. The focus is on developing trusted relationships with customers through the consultation process, with consultants recommending a prescription of products for a customer’s specific skin type and making thoughtful suggestions of other products that may complement their preferences.

Aesop.com enables customers not only to purchase across the entire Aesop product range but also to experience a deeper exploration of Aesop with online tutorials on skin care rituals and Aesop publications such as “the Ledger” and “the Fabulist,” which are curated collections of fiction and non-fiction content.

While we take a customer-centric view of our business, the sales channels through which we serve our customers can be broken down as follows:

•	Signature stores: Signature stores are the primary sales channel, contributing 60% and 59% of total sales in the year ended December 31, 2019 and 2018, respectively, through 247 and 227 locations as of December 31, 2019 and 2018, respectively.

•	Department stores: Aesop operates through 99 department store counters, which range from counters to larger “store in store” formats. Department store relationships are either on consignment or wholesale terms and total department store sales contributed 23% and 24% of total sales in the years ended December 31, 2019 and 2018.

•	Digital: Aesop operates its own online channel, Aesop.com, and through the third-party channel TMall, an online channel in mainland China and Hong Kong, and Kakao, an online gifting platform in Korea. This channel represents 8.1% and 6.4% of total sales in the year ended December 31, 2019 and 2018, respectively.

•	Wholesale: Aesop sells through a number of other wholesale channels, including through amenity accounts with hotels, airlines and restaurants, as well as third-party online resellers and other physical multibrand retailers. This channel represented 8.7% and 10.7% of total sales in the year ended December 31, 2019 and 2018, respectively.

Logistics Network

Natura

After our Natura-branded products are manufactured in the industrial unit, large volumes are transferred to the warehouse (hub). Later our products are sold either to Natura Comercial to serve retail stores, or to Natura Cosméticos to be transported and stored at our distribution centers in Brazil or exported to distribution centers and warehouses in other Latin American countries, France and the United States.

Natura’s logistics network is currently as follows:

•	Brazil: Seven distribution centers: São Paulo (state of São Paulo), Matias Barbosa (state of Minas Gerais), Uberlândia (state of Minas Gerais), Jaboatão dos Guararapes (state of Pernambuco), Canoas (state of Rio Grande do Sul), Simões Filho (state of Bahia), Castanhal (state of Pará) and one warehouse (hub) in Itupeva (state of São Paulo).

•	International: International operations based out of five distribution centers (Argentina, Chile, Peru, Colombia and Mexico).

A hub acts as a point for receiving and consolidating raw material and finished product inventory, thereby allowing the supply from different distribution centers to be managed in accordance with the demand of each region. Since 2011 this supply management has been conducted using advanced demand planning systems. Distribution centers are responsible for separating the orders of each sales representative, which are then automatically verified, packaged and labeled for delivery to the independent beauty consultants.

Distribution centers are highly automated and equipped with cutting-edge sorting technology, consuming very little energy, and thereby contributing to productivity gains and reducing the cost of each order. The distribution center infrastructure is capable of handling an order volume from independent beauty consultants in accordance with the minimum order size (50 points, equal to approximately R$300.00 in suggested resale price), even if the order comprises a smaller number of items.

We own the equipment that sorts orders made by Natura independent beauty consultants in these distribution centers, although the buildings where this equipment is installed are owned by third parties.

In 2009, we began decentralizing Natura’s logistics operations in Brazil, moving from a single distribution point for all of Brazil in the state of São Paulo to seven distribution centers throughout Brazil, in addition to the hub, as described above. By decentralizing our logistics operations, we sought to reduce delivery times for Natura independent beauty consultants, improving services and driving them to place orders more frequently. Furthermore, this initiative also sought to reduce the cost of each order, while also reducing greenhouse gas emissions.

Once product orders are packaged and labeled, they are sent to independent beauty consultants in nearly every city, using third-party transportation companies. Natura works with different transportation companies selected through a bidding process in accordance with rules determining the cost per order, service level for each region and concentration of order volume, thereby preventing dependence on any given third-party company.

All deliveries are tracked in order to ensure service levels are met and compliance with contracts. In Brazil, the delivery time for independent beauty consultants from the time they submit the order is five days on average.

In the fiscal year ended December 31, 2019, 64.5% of all orders were delivered within five days. In the fiscal year ended December 31, 2018, 60% of all orders were delivered within five days.

The Body Shop

We have four major distribution centers dedicated to the delivery of our products under The Body Shop brand: one in the United Kingdom, one in Germany, one in Singapore and one in the United States. Smaller distribution centers are located in Brazil, Canada, Mexico, Hong Kong and Australia. Eight of these centers are third-party providers located in Germany, Canada, Mexico, Singapore, Hong Kong, Australia, Chile and Brazil, and two are owned: one in the United Kingdom and one in the United States.

Our U.K. distribution center acts as The Body Shop’s global hub for finished product inventory, thereby allowing for management of supply to different distribution centers in accordance with the demand in each region. All management is supported by advanced demand planning systems centrally from the U.K. supply chain.

The U.K. distribution center manages five channels: E-Commerce, At Home (Direct Channel), Company markets, Franchise and GTR (Global Travel Retail). This distribution center is equipped with cutting-edge sorting technology, is highly automated and consumes very little energy, thereby contributing to productivity gains and reducing the cost of each order across direct channels. The Asia Pacific franchise markets are shipped from the U.K. distribution center.

Our US distribution center, located in Wake Forest, North Carolina, manages three channels for North America: E-Commerce, Company markets and wholesale markets. Our US distribution center replenishes all stores across the United States and Canada and ships directly to e-commerce and wholesale customers in both countries.

Our logistics in Germany were established in 2019 in the form of a third-party logistics center and partners with Dachser Logistics to support the EU market, considering the uncertainty surrounding Brexit. This distribution center supports the EU E-Commerce, company markets and franchise businesses.

The Singapore and Australia business both use Bollore as its third-party logistics provider supporting local markets within region.

All deliveries are tracked, guaranteeing service level and compliance with contracts.

Aesop

Aesop manufactures the finished goods in industrial units owned by third-party suppliers. After manufacture, the products are shipped to a centralized distribution warehouse (a hub) in Melbourne and later sold to Aesop subsidiaries in Oceania, Asia, Europe and the Americas. Products are exported to regional distribution warehouses to supply its subsidiaries. The Australian subsidiary is supplied by the Melbourne distribution warehouse. Products are transported to the regional distribution centers in accordance with the demand in each region. All management is supported by advanced demand planning systems implemented in 2019. The distribution centers are each third-party logistics providers and are not owned by Aesop. The warehouse management systems of each distribution center are integrated into Aesop’s Enterprise Resource Planning System (ERP).

The Melbourne hub acts as a point for receiving and consolidating ingredients, components and finished product inventory, thereby allowing for management of supply from different suppliers and finished goods factories. The regional distribution centers are responsible for (with instructions from Aesop) the sorting and delivery to retail stores and wholesale customers.

Aesop’s logistics network is currently as follows:

•	Australia: one central distribution warehouse (Melbourne);

•	International: eight regional distribution centers located in the United States (supplying the United States and Canada), the Netherlands (supplying Europe), Hong Kong (supplying Hong Kong and Macau), Taiwan, Singapore, South Korea, Japan and Brazil.

Suppliers

We value quality relationships with our suppliers, many of whom have been supplying our Natura brand for more than 20 years. Our supplier relationships are guided by the Natura Code of Conduct for Suppliers, released in 2014. This document is an expansion of our Relationship Principles from 2007, providing guidelines for social, environmental and quality aspects, describing our supplier network’s expectations and reflecting our commitment to the well-being of our partners, our people, our society and our planet.

Natura adopted a “Sustainable Supply Chain” strategy to select and develop suppliers based on a methodology for evaluating social and environmental aspects, converting them into monetary values for assessment. Using this methodology, which was developed with the help of international specialists and our own suppliers, we can assess the potential impacts caused by our supply chain. Then, we can establish development plans where our supply partners manage their main social and environmental indicators and commit to provide continued investment to matters such as education for employees, labor safety and private social investment.

To reinforce these precepts and qualify partners to improve their social and environmental management, we offer training and specific actions. Additionally, we monitor eight partner performance indicators on a yearly basis, namely CO2 emissions, water consumption, waste generation, investments in education, employee training, labor accident index, social inclusion and private social investment.

Our Natura-brand relies on a diverse supplier base. This base is divided among suppliers for outsourcing (finished products), suppliers for productive input (biodiversity assets, raw materials and packaging material) and suppliers for indirect materials and services. As of December 31, 2019, we had 11,885 active suppliers in productive input and in indirect materials and indirect services. Of these, 237 partners accounted for 80% of our purchasing volume during the period. As of December 31, 2018, we had 9,940 active suppliers in productive input and in indirect materials and indirect services. Of these, 216 partners accounted for 80% of our purchasing volume during the year.

Our main suppliers for the Natura brand include: Africa São Paulo Publicidade LTDA; Albea do Brasil Embalagens Ltda.; Aptar B & H Embalagens Ltda.; DPZ&T Comunicações S.A.; Givaudan do Brasil LTDA.; IFF Essências e Fragrâncias LTDA.; Prebel S.A.; Transportadora Cometa S.A.; Weckerle do Brasil Ltda and Wheaton Brasil Vidros Ltda.

Due to our large number of suppliers and our active effort to manage purchasing concentration in each tier in our productive chain, with projects aimed at approving alternative suppliers and bringing flexibility to our supply chain, Natura has been reducing our dependence on suppliers of the main categories since 2014. As a result, we generally can respond to interruptions in the supply chain, moving production or material supply to other suppliers.

As of December 31, 2019, we had 198 key suppliers, which represented 55% of our total spending with suppliers. For 2018, we had 179 key suppliers, which represented 51% of our total spending with suppliers. Specifically, for these suppliers, we have adopted the QLICAR (Quality, Logistics, Innovation, Competitiveness, Environmental, Social and Relations) Program, a corporate program that, through a sustainable performance management model, seeks to create and improve a highly competitive supply chain and to build long-lasting relationships with strategic suppliers. This program focuses on the development of suppliers by evaluating critical indicators of level of service, as well as social and environmental questions, in line with our sustainable supply chain strategy. Under this program, suppliers are evaluated using traditional criteria such as quality and competitiveness, in addition to investments and long-term social and environmental impact. This program acknowledges the evolution of our commercial partners through the QLICAR Prize, given annually.

When managing our supplier risk under the Natura brand, we consider market, financial, social, environmental, occupational health and safety and quality factors, in addition to other legal requirements. As of December 31, 2019 and 2018, Natura identified 415 and 280 eligible suppliers, respectively, in our evaluation and risk control process, respectively. From audits to development of plans for continuous improvement, as of December 31, 2019 and 2018, 46 and 60 suppliers, respectively, showed potential for environmental improvement and 69 and 70 suppliers, respectively, displayed aspects that could reduce their negative impact in the society, respectively. These aspects include actions with differing levels of impact (high, medium and low).

Further, all contracts signed with suppliers contain clauses regarding human rights, such as the risks involved in child labor and forced or slave-like labor. Natura has a zero tolerance policy for human rights violations.

Natura Supplier Community Partners

When sourcing the supply of active ingredients from Brazil’s social biodiversity for our Natura-branded products, we prioritize working with cooperatives and small farmers. We establish relationships that go beyond the commercial aspect, and that are built on fair pricing and the sharing of benefits arising from the use of genetic heritage and the associated traditional knowledge.

We believe that these relationships contribute to our corporate strength and economic diversification and foster sustainable development in the regions where we operate. As of December 31, 2019, Natura had 39 community partners, contributing to the well-being of approximately 6.2 thousand families (5,664 in 2018, 5,296 in 2017 and 2,841 in 2016).

In addition to purchasing inputs, Natura has established contracts for the sharing of benefits, and in some cases, providing financial or development support to suppliers and their productive chains. The table below shows the amount of funds that were allocated to partner communities and the number of communities and families impacted for the periods indicated:

	For the Fiscal Year Ended December 31,
	2019	2018	2017
	(in thousands of R$)
Supply(1)	12,909	10,286	9,213
Sharing of benefits(2)	14,951	18,711	6,075
Carbon credits(3)	—	275	1,477
Use of image(4)	14	61	5
Infrastructure support(5)	717	775	763
Training(6)	156	71	70
Technical services(7)	214	125	337
Studies(8)	4,538	5,578	—
Total assigned to the communities	33,499	35,882	17,940

(1)	Acquisition of materials from the social biodiversity to be used in Natura products.

(2)	Amounts paid in benefit sharing to communities that provided genetic heritage and/or associated traditional knowledge of a species of Brazilian biodiversity.

(3)	Carbon credits acquired from supplying communities.

(4)	Amount paid for using image of members of communities in institutional or marketing disclosure materials.

(5)	Financial support for projects of local infrastructure development, particularly those related to efficiency and value creation for supply chain.

(6)	Training program on organization development management, technical exchanges, best production practices, health and work environment safety.

(7)	Technical services: All support services provided to the supplying communities by both external parties and Natura independent beauty consultants.

(8)	Studies: Diagnose planning, management planning, mapping, field research, loyalty and satisfaction surveys. The larger amount allocated in 2018 refers to the implementation of an agricultural system for palm oil production.

Natura monitors its community partners through bioQlicar, a monitoring and development program similar to the program for regular suppliers, but focused on rural suppliers instead. The program was revised in 2014 and applied in 2015, implementing a system to verify the social and biodiversity input chains based on the principles of ethical bio trade of the Union for Ethical Bio Trade. By monitoring actions to improve the social and biodiversity input chains, bioQlicar fosters the improvement of our production and chains and the preparation of communities with the market in general.

Furthermore, we work with communities by setting high standards for human rights, promoting the practice of dignified work with suppliers that maintain direct commercial relations with Natura, and using contracts to require practices identical to those seen among partners in the previous supply chain.

In 2015, Natura implemented the Biodiversity Verification System in all communities to promote and/or encourage corrective actions throughout the supply chain. These actions involve organizational management, knowledge of legislation applicable to cooperatives, best stewardship practices and more.

The Body Shop

Since The Body Shop was founded in 1976, the business has pioneered the principle that “business should be a force for good” and that we can use trade to improve working conditions and help enhance the lives of people within our supply chain.

Relationships between The Body Shop and suppliers are guided by the company’s Ethical Trade Code of Conduct policy for sourcing final products and services and its Sustainable Sourcing Charter for natural materials. These policies are based on the full Ethical Trade Initiative (ETI) Base Code (a leading alliance of companies, trade unions and NGOs that promotes respect for workers’ rights around the globe), with a specific clause against modern slavery.

The ETI Base Code underpins our Supplier Code of Conduct. Our purchasing practices and supplier reviews incorporate ethical trade. In addition to fair prices our community trade partners also benefit from favorable trading terms under our Sustainable Sourcing Charter.

The Body Shop works globally with a diverse supply base of over 4,929 commercial partners. This supply base is divided among goods for retail, nonretail goods and services, ingredients and packaging and fair trade suppliers.

The Body Shop has no manufacturing facilities, developing and purchasing all of our goods for retail from third-party manufacturers. These 29 manufacturers are located around the world, ten of which account for 80% of our finished goods purchases by value.

The Body Shop has robust development, innovation and manufacturing agreements with our suppliers allowing us access to global innovation, meeting our customers’ demand for high quality, sustainable and affordable on trend products. The Body Shop stipulates the formulation criteria including aspects as our ban on animal testing, inclusion of fair trade raw materials and use of sustainable mica and palm oils.

The Body Shop main suppliers include: L’Oréal Product DTLD Gmbh & Co. KG, Sicos et Cie SNC, Fapagau & Cie SNC, Fareva S.A., L’Oréal Saipo Industriale S.P.A, Laleham Health & Beauty, S&J International, SAP, DB Shenker, Williams Lea Tag, Royal Mail, Single Resource and Sitel.

Our key suppliers for our goods for retail and for our top 20 non-retail goods and services are managed through our strategic supplier relationship management program. The program focuses on continuous improvement measured against five supplier management pillars: Service, Quality, Competitiveness, Sustainability and Innovation. Suppliers that achieve partnership status within the program are recognized through inclusion in innovation workshops brand and supplier events.

Procurement at The Body Shop is a globally integrated department, working in four subteams covering goods for retail, nonretail good & services, packaging & raw materials and sustainable sourcing. Following The Body Shop’s acquisition by Natura &Co, procurement has been in early stages of group integration under the name of Natura &Co Global Procurement. The first step in this initiative has included the development of common codes of conduct, savings methodologies and shared IT, travel and logistics sourcing strategies.

Long-Term Commitment to Trading Fairly

The Body Shop has a long history of ethically sourcing ingredients. The retailer pioneered fair trade in the cosmetics industry in 1987, launching its “Trade Not Aid” sourcing program—now called Community Fair Trade. Community Fair Trade is The Body Shop’s bespoke fair trade program which is independently verified by Ecocert (an inspection and certification organization, founded in France in 1991). Today, the program reaches approximately 16,000 producers across 23 countries worldwide.

The Body Shop has traded with over 70% of its Community Fair Trade suppliers for more than 10 years. This also provides for the unique opportunity to develop solutions to commercial, environmental and/or social issues together. This portfolio represents around 17% of the total raw material and Gift & Accessories spend.

Ethical and Sustainable Trade

The Body Shop also operates a wider ethical trade program to identify issues, manage risks and ultimately to improve working conditions in our supply chains. The Body Shop Ethical Trade program works with a range of stakeholders, including the ETI, which The Body Shop co-founded in 1998, and SEDEX (a collaborative platform for sharing responsible sourcing data in supply chains).

The Body Shop frames its ethical and sustainable sourcing program around the Human Rights Due Diligence Framework (HRDD), a framework adopted by the United Nations Guiding Principles on Business and Human Rights, which allows a deeper understanding of relevant labor risks in supply chains and activities of priority due diligence in the sphere of human rights. Importantly, the HRDD informs responsible sourcing and current and future activity to identify, and if found, to eliminate modern slavery in supply chains.

Supply chain transparency and raw material traceability are vital in helping businesses to assess risk, and to prevent, identify and address modern slavery. The Body Shop continues to increase the transparency of its complex global supply chains, including for raw material and service providers. The Body Shop has systematically mapped over 250 natural and naturally-derived raw materials and traced the country of origin of 207 plant-based ingredients, sourced from more than 50 second-tier suppliers. This helps the business to understand and analyze any social, environmental and modern slavery risks relating to their origins.

Access and Benefit Sharing

Access and benefit sharing has become a key focus for the business. The Body Shop worked with Natura and suppliers in Brazil, South Africa and India to comply with the international principles of Access and Benefit Sharing (ABS), which refers to the way in which genetic resources may be accessed, and how the benefits resulting from their use are shared between the people or countries using the resources (users) and the people or countries that provide them (providers). In Brazil, for example, this involved direct negotiations with worker representatives (the board of a producer cooperative) in the Community Trade supply chain of babassu oil (a vegetable oil used in some of The Body Shop’s products) to agree on access and benefit sharing arrangements. This resulted in direct payment of £465,000 to the 220 producers and 1,045 wider community beneficiaries in the babassu producer community.

Aesop

Aesop values quality relationships with our suppliers, many of whom have been our partners for more than ten years. Supplier relationships of Aesop are guided by the Code of Conduct for Suppliers. This code represents our main Relationship Principles and provides guidelines for social, environmental and quality aspects, describes the expectation from our supplier network and reflects our commitment to the well-being of our partners, communities and the planet.

Aesop relies on a diverse supplier base, sourcing globally to supply business needs. This base is divided among suppliers for outsourcing (finished products), productive inputs (ingredients and packaging material) and indirect materials and services.

Aesop is actively working on projects aimed at approving alternative suppliers and bringing flexibility to our supply chain. Aesop has reduced dependence on suppliers for the manufacturing of finished goods and key ingredients and packaging and, for this reason, can somewhat respond to interruptions in the supply chain, moving production or material supply to other suppliers.

Aesop’s main manufacturing suppliers are Delta Laboratories, Ensign Laboratories Ross Cosmetics, Australian Botanical Products, Baxter Laboratories and Briemar Nominees.

The main component and ingredient suppliers are Visy Pet Pty Ltd, Techpack Pty Ltd, Norquest Brands Pvt. Ltd., Watermark Products, Gunn & Taylor Printers Pty Ltd, Le Nez Limited, Dutjahn Sandalwood Oils Pty Ltd, Triglav-Edelvais Ltd., Multi-Color Pty Ltd, Linhardt GmbH & Co. KG and Cospak Pty Ltd.

Major Clients

For the year ended December 31, 2019, we did not have any client or independent beauty consultant that accounts for more than 10% of our consolidated net revenue, when considering all our business segments, including Natura Brasil, Natura LATAM, Natura Others, Aesop and The Body Shop.

Certain Material Agreements

Financing Agreements

For a description of the main agreements comprising our short- and long-term indebtedness as of December 31, 2019, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”

Other Agreements

On September 6, 2017, The Body Shop entered into an intellectual property licensing agreement with L’Oréal, whereby L’Oréal granted The Body Shop a license for using certain intellectual property in The Body Shop’s products.

In addition, under The Body Shop-brand, we are party to various manufacturing agreements with third parties that allow us to sell certain products that meet our standards of quality control, for various defined terms. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industries in Which We Operate—We depend on third parties to manufacture our products.”

Price Volatility

Prices in our sector are characterized by gradual increases over time, primarily due to (1) increases in production costs and (2) increases in the demand for products with higher value added. Consistent productivity gains in our sector have allowed manufacturers to prevent price increases to our consumers. As a result of low concentration and high competitiveness of sector suppliers, increases in raw material costs could be minimized. We expect that consumer prices will continue to grow gradually and that companies in our sector will continue to obtain productivity gains in order to prevent increases in prices to consumers.

Some of the raw materials, packaging materials and finished products that our brands purchase from suppliers have their prices impacted by fluctuations in inflation. In addition, the business is impacted by currency rates of imported items. We may not always be able to insulate our final customers from these fluctuations.

Overview of Global Market

We operate under the Natura, Aesop and The Body Shop brands in the cosmetics, fragrances and toiletries, or CF&T, market. This sector totaled U.S.$499.6 billion globally in the fiscal year ended December 31, 2019, according to Euromonitor International (Euromonitor International Limited’s “Beauty and Personal Care” 2019 edition with data regarding retail value sales at retail sale prices), with an average annual growth of 2% from 2017 to 2019.

Skin care is the largest category in the CF&T market, representing 28% of the CF&T market mix in 2019. However, the skin care category has experienced the greatest growth in the market in recent years, reaching 4.2%. The table below shows global CF&T market data by category:

Global Market by Category	2019	2018	2017	CAGR (2017–2019) %
Total*	499.6	490.4	480.6	2.0%
Skin care	140.0	134.6	129.0	4.2%
Hair care	78.0	77.4	76.8	0.8%
Color cosmetics	72.2	71.5	70.2	1.4%
Men’s grooming	51.4	51.3	51.0	0.4%
Fragrances	51.0	50.7	49.9	1.1%
Oral care	47.1	46.2	45.4	1.9%
Bath and shower	41.2	40.9	40.5	0.9%
Deodorants	22.0	21.9	21.6	1.0%
Baby and child-specific products	18.2	17.7	17.2	3.1%
Sun care	11.7	11.4	11.2	2.3%
Depilatories	4.6	4.6	4.7	(1.4)%

Source: Euromonitor International Limited’s “Beauty and Personal Care” 2019 edition; retail value refers to retail sales price including sales tax and constant prices; data relates to 2019 and uses fixed exchange rates.

*	The sum of all categories is not equal to the total due to double counting. Male skin care products, for example, are included under both the men care and skin care categories.

The CF&T market uses various distribution models that reflect the characteristics of each regional market and the manner in which each regional market has been organized over the years. In Latin America, for example, there is greater adherence to the direct selling model, while developed countries show greater adherence to specialized retail, department stores and internet sales. In the global market, the online/internet model has shown the greatest growth rates over the last three years, increasing its market share from 8.5% in 2017 to 11.4% in 2019. The following table shows the percentage of each distribution model used in each macro-region for the market as of December 31, 2019:

Distribution by Region	Latin America	North America	Asia Pacific	Australasia	Western Europe	Eastern Europe	Middle East and Africa	Global Average
	(% total regional market)
Health and beauty specialist retailers	28.0	31.3	26.8	35.0	46.9	43.7	34.5	33.3
Grocery retailers	37.0	19.5	27.5	36.8	32.2	31.9	47.7	29.7
Internet retailing	2.1	14.5	17.1	6.5	8.1	7.7	2.3	11.4
Mixed retailers	3.9	23.1	15.1	17.1	6.8	1.3	6.8	12.5
Direct selling	26.3	5.7	8.5	3.3	2.5	11.0	3.2	8.7
Other	2.7	5.9	5.0	1.3	3.5	4.4	5.5	4.4
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Source:	Euromonitor International Limited’s “Beauty and Personal Care” 2019 edition; retail value refers to retail sales price including sales tax and constant prices; data relates to 2019 and uses fixed exchange rates.

According to Euromonitor International, Brazil is the world’s fourth largest CF&T market, as set forth in the following table.

Total Cosmetics. fragrances and toiletries market by country	2019	2018	2017	CAGR (2017–2019)
World	499.6	490.4	480.6	2.0%
Top 10	321.0	313.2	305.7	2.5%
USA	92.9	92.7	92.0	0.5%
China	69.2	62.2	56.4	10.8%
Japan	38.9	38.6	38.1	1.0%
Brazil	29.6	29.6	29.3	0.6%
Germany	19.3	19.2	19.2	0.4%
United Kingdom	16.9	17.2	17.3	(1.1)%
India	14.8	14.2	13.5	4.6%
France	14.6	14.9	15.2	(1.9)%
South Korea	13.3	13.2	13.3	(0.3)%
Italy	11.6	11.5	11.5	0.1%

Source: Euromonitor International Limited’s “Beauty and Personal Care” 2019 edition; retail value refers to retail sales price including sales tax and constant prices; data relates to 2019 and uses fixed exchange rates.

Overview of the Latin American Market

In Latin America, the CF&T market grew by an average of 9.2% annually from 2017 to 2019, according to Euromonitor International. The below table shows CF&T market data for the region and annual growth for the period from 2017 to 2019.

Cosmetics, fragrances and toiletries market in Latin America	2019	2018	2017	CAGR 2017–2019
Market volume (U.S.$ billion)	62.1	62.8	62.7	(0.5)%
Growth compared to the previous year (%)	(1.1)%	0.1%	0.1%	—

Source: Euromonitor International Limited’s “Beauty and Personal Care” 2019 edition; retail value refers to retail sales price including sales tax and constant prices; data relates to 2019 and uses fixed exchange rates.

Brazil and Mexico are the largest CF&T markets and together represented 64.2% of the Latin American market share in 2019. The direct sales distribution model is strong in Latin American countries where the Natura brand is present because of adherence to the commercial model adopted in the region. The table below shows the CF&T market size in countries where Natura products are sold, as well as the market share of direct selling in the total CF&T market for each country in 2019.

	Size of Cosmetics, fragrances and toiletries market
	2019	2018	2017	CAGR (2017–2019)
	(U.S.$ billion)
Latin America	62.1	62.8	62.7	(0.5)%
Brazil	29.6	29.6	29.3	0.6%
Mexico	10.2	10.2	10.2	0.0%
Argentina	3.7	4.0	4.0	(3.6)%
Chile	3.2	3.3	3.3	(0.8)%
Colombia	3.1	3.1	3.1	(0.8)%
Peru	2.6	2.5	2.5	2.6%

Source: Euromonitor International Limited’s “Beauty and Personal Care” 2019 edition; retail value refers to retail sales price including sales tax and constant prices; data relates to 2019 and uses fixed exchange rates.

Overview of the Brazilian Market

Geographic and demographic diversity in Brazil poses both opportunities and challenges for producers of CF&T products. Brazil’s landmass, with its nearly 8.5 million square kilometers and population of over 200 million people, is home to many different climates and lifestyles.

With more than four decades of experience in the CF&T sector in Brazil, we have seen an increase in the level of sophistication of customer expectations, supplier quality, technology and marketing. Knowledge of the particularities of the Brazilian market is essential to a company’s success.

We monitor our performance in the Brazilian market through ABIHPEC, Euromonitor International and Kantar WorldPanel metrics, as described below:

•	ABIHPEC measures the net revenue of manufacturers in the industry (sell-in), with data provided by member companies;

•	Euromonitor International measures the market using its own methodology, combining several different sources to estimate total market based on prices to end consumers; and

•	Kantar Worldpanel measures Natura’s presence in Brazilian households by auditing consumption through a sample of households and the percentage of penetration. This is one of our main metrics.

The ABIHPEC metric only monitors the categories in which we offer products, while Euromonitor International consolidates data for the total CF&T market, including markets where we are not present, such as coloring solution, nail polish, toothpaste or male and female razors and blades. We monitor our performance using these two metrics for the following reasons: (1) the frequency with which data is obtained (Euromonitor International only provides an annual overview, while ABIHPEC is bi-yearly) and (2) the scope of information provided (Euromonitor International discloses data by company and channel, while ABIHPEC releases consolidated data, not broken down by company).

The table below shows market size and growth for the last three years according to both sources. For operations in Latin America, we only use Euromonitor International metrics:

Brazilian Cosmetics, fragrances and toiletries market ABIHPEC*	2019	2018	2017
Market size (R$ billion)	49.4	47.7	48.6
Growth over previous year (%)	3.4%	(1.7)%	—
Natura &Co market share (%)	11.8%	11.8%	11.0%

Brazilian Cosmetics, fragrances and toiletries market Euromonitor International**	2019	2018	2017
Market size (U.S.$ billion)	29.6	29.6	29.3
Growth over previous year anterior (%)	0.1%	1.1%	0.2%
Natura &Co Market Share (%)	11.9	11.6	11.2

*	Since the third quarter of 2014, a few significant companies stopped reporting their data to ABIHPEC, which could significantly affect the quality of statistics. Hence, we decided not to report this historical information.

**	Euromonitor International Limited’s “Beauty and Personal Care” 2019 edition; retail value refers to retail sales price including sales tax and constant prices; data relates to 2019 and uses fixed exchange rates.

Analyzing the market using the Euromonitor International methodology, the table below shows that the CF&T market in Brazil is concentrated in the hair care and fragrance categories:

Brazilian Market by Category	2019	2018	2017	CAGR (2017–2019, %)
Total*	29.6	29.6	29.3	0.6%
Skin care	3.4	3.3	3.2	2.9%
Hair care	5.6	5.7	5.7	(0.9)%
Color cosmetics	2.6	2.7	2.8	(4.1)%
Men’s care	6.1	6.1	6.0	1.3%
Fragrances	6.7	6.6	6.3	3.0%
Oral care	2.5	2.6	2.5	0.4%
Bath and shower	2.2	2.1	2.1	1.1%
Deodorants	3.0	3.0	3.0	1.2%
Baby and child-specific products	1.4	1.4	1.4	0.2%
Sun care	1.0	0.9	0.9	0.5%
Depilatories	0.2	0.2	0.2	(7.0)%

Source: Euromonitor International Limited’s “Beauty and Personal Care” 2019 edition; retail value refers to retail sales price including sales tax and constant prices; data relates to 2019 and uses fixed exchange rates.

*       The sum of all categories is not equal to the total due to double counting. Male skin care products, for example, are included under both the men’s care and skin care segments.

Competition

The cosmetics, fragrances and toiletries market is very competitive, both in Brazil and in other markets in which we operate. Strong brands and new product launches are important to attract and retain customers. In the five years ended December 31, 2019, the markets in which we operate have grown 1.4 times faster than the global average (according to internal data of Natura &Co based on Euromonitor International Limited’s “Beauty and Personal Care” 2019 edition; retail value refers to retail sales price including sales tax, data relates to 2018 , uses fixed exchange rates, and covers the following markets in which we operate: Argentina, Brazil, Chile, Colombia, Mexico and Peru) and have proved attractive for new investors. Furthermore, in offering a wide range of categories, our brands compete with several different companies that operate through different distribution channels: direct selling, retail and e-commerce.

The following chart represents our market share in Brazil, one of our main markets, according to Euromonitor International data released in 2019, including categories that are not available in our portfolio:

Market Share Natura &Co in Brazil (% Euromonitor, 2019)

Source: Internal data of Natura &Co based on Euromonitor International Limited’s “Beauty and Personal Care” 2019 edition; retail value refers to retail sales price including sales tax; data relates to 2018 and uses fixed exchange rates.

*	Consolidated reported data, including Natura, The Body Shop and Aesop.

Natura

In the countries in which we operate our Natura brand, the market is organized into two major distribution channels: direct sales and retail. Direct sales accounted for 26.8% of the cosmetics, fragrances and toiletries market in Brazil for the period ended December 31, 2019 compared to 8.7%, globally. While certain cosmetics and fragrance categories are more relevant in the direct sales market, personal care categories are traditionally distributed via retail.

In Brazil, our competitors vary by product category. For example, in the fragrance and makeup categories, our main competitors are O Boticário, Avon (which became a direct, wholly-owned subsidiary of Natura &Co Holding since the completion of the Transaction) Mary Kay and Hinode; for body and skin care, our main competitors are Avon (which became a direct, wholly-owned subsidiary of Natura &Co Holding since the completion of the Transaction), Beiersdorf AG (particularly the Nivea brand) and Unilever and; for hair care, our main competitors are Unilever, L’Oréal, Colgate-Palmolive Company and Johnson & Johnson.

In other countries where the Natura brand is present, market conditions are quite similar, as are the local competitors by category and distribution channels. Major differences can be found in the strong operations of Corporación Belcorp and Unique-Yanbal Group in Peru and Colombia, and Voewerk & Co KG (with the Jafra brand) in México. Our domestic competitors in Brazil, such as Jequiti, do not have significant operations in other regions of Latin America.

As of December 31, 2019, Natura-branded products were acquired by 47.1% of Brazilian households according to the Kantar WorldPanel (2018, Cross Category), suggesting that approximately 26.8 million of Brazilian households purchased at least one Natura-branded product in such periods.

Market of The Body Shop brand

As a global brand, present in 73 countries, competition for The Body Shop is varied and heavily concentrated in retail distribution. At a global level, key beauty and personal care brands include L’Oréal Paris (L’Oréal Groupe), Nivea (Beiersdorf AG), Dove (Unilever Group) and Garnier (L’Oréal Groupe). However, we are seeing an erosion in combined share of these companies and brands, notably in skin care and color cosmetics, as these categories become more fragmented. This is largely driven by the rise of new beauty brands, such as Glossier and Kylie Cosmetics in the United States, which disrupt traditional models, and increase price competition and pressure to stay aligned with fast-evolving consumer preferences.

In Asian Pacific, a key competitor to The Body Shop is Innisfree, which offers a wide product assortment extending from skin care to makeup, hair care, and fragrance, and low prices comparative to their competition. Other key brands in this region are Wardah (Indonesia), Lakmé (India) and DHC (Japan).

In Europe, competitor brands to The Body Shop include Lush and Rituals. With a strong stance on handmade cosmetics and minimal packaging and a stance against animal testing, Lush also focuses on store and product experience. Most known for its bath bombs, it plays strongly in the bath and body category with shower gels, bubble bars and soaps. Rituals has built brand recognition by positioning its products at prices above the mass market level but lower than the most expensive alternatives in the categories where it is present. The Body Shop is present in the bath and shower segment, with different fragrance concepts mostly inspired by Asian culture and lifestyle. The Body Shop also markets products focused on providing customers a spa-like experience as part of its nonbeauty product offering, including tea sets, candles and home textiles. These products are promoted in The Body Shop stores as a source of balance and well-being.

Lush is a key competitor in North America, but Bath & Body Works is a strong player in both America and Canada. While not particularly focused on naturally or ethically sourced ingredients, its focus is on having a colorful and wide range of fragrance products, with a heavy reliance on promotions and discounts. It is also active in bath and body products, fragrances and home fragrance.

Market share of Aesop

Aesop sits within the premium segment of the beauty and personal care industry, which continued to outpace the mass market segment for the fourth consecutive year in 2018, according to Euromonitor International (Euromonitor International Limited’s “Beauty and Personal Care” 2019 edition with data regarding retail value sales at retail sale prices). While Aesop is a small player on a global scale, its market share and the competitive landscape in which it is active differs by region as well as by product category.

Aesop was directly present in 23 countries and four countries through distributors as of December 31, 2019 and 2018, spread across Oceania, the Americas, Asia and Europe. The countries in which Aesop has the highest market share within the premium beauty and personal care market are Australia, Hong Kong, Singapore and the U.K. Australia is Aesop’s strongest market in terms of market share, with key competitors including Estee Lauder, Clinique, Lancôme and Clarins. Hong Kong is a much more competitive market, with Aesop’s major competitors among Estee Lauder, Shiseido, Kiehl’s and Laneige. Aesop’s key competitors in Singapore are SK-II, Shiseido and Lancôme, while its key competitors in the U.K. in terms of market share are Clinique and Estee Lauder.

Aesop is present within six key product categories, including skin, hair, body, fragrance, home and kits/gifts. Aesop’s competitors vary according to product category. For example, Aesop’s main competitors in the skin care category are Lancôme, Estee Lauder and SK-II. In the body care category Aesop’s competitors are Clarins, L’Occitane, Vichy and La Roche-Posay, while hair care is dominated by specialist brands such as Redken and Aveda.

Seasonality

In Brazil, one of our main markets, we observe peaks in demand in the second and fourth quarters: (1) during the weeks leading up to Mother’s Day, which occurs during the first half of the month of May and (2) in November, in the run up to Christmas sales and Black Friday-type sales, which are our most significant peaks in demand. Our international operations are subject to the same kind of seasonality, but the timing of the Mother’s Day sales peak varies depending by country. The table below shows our quarterly net revenue from our total consolidated operations:

	For the Fiscal Year Ended December 31,
Share of Net Revenue by Quarter (%)	2019	2018	2017
Consolidated
1st quarter	20%	20%	18%
2nd quarter	24%	23%	21%
3rd quarter(1)	24%	24%	24%
4th quarter(2)	32%	33%	38%
Total year consolidated	100%	100%	100%

(1)	Considers one month of The Body Shop’s revenue for the year of 2017.

(2)	Considers three months of The Body Shop’s revenue for the year of 2017.

Global Presence

Our international expansion under the Natura brand started in 1982, when Natura Cosméticos introduced its business in Chile, and later in Argentina and Peru in 1992, Mexico and France in 2005 and finally Colombia in 2007. In December 2016, we opened our inaugural store in New York City, United States. Currently, Natura has nine stores outside Brazil (Chile, Argentina, France, United States and Malaysia). We are also present in other countries in Latin America and Europe through the Natura brand.

We are present in the five continents under The Body Shop brand, reaching 73 countries.

The Aesop brand operates in Oceania, Asia, Europe, North America and South America, reaching 23 countries directly and four countries through distributors. Despite our international expansion over the years, Australia remains Aesop’s largest market. In the fiscal year ended December 31, 2019, Australia accounted for approximately 20% of Aesop’s consolidated net revenue.

Innovation and Product Development

Natura

Innovation is an important driver of Natura’s growth, supporting the pace of the business and attracting consumers to our Natura-brand. During the fiscal year ended December 31, 2019, Natura Cosméticos launched more than 330 products and posted an innovation index of 58.4% related to Natura. In comparison, Natura Cosméticos launched 233 products in 2018 and 185 products in 2017, and reported an innovation index of 59.9% and 64.6% in 2018 and 2017, respectively, related to Natura. In addition, Natura Cosméticos has plans to continue regularly launching new products in line with market trends and evolving customer preferences.

The table below shows the number of products launched by Natura Cosméticos and its innovation index for the periods indicated related to Natura.

	For the Fiscal Year Ended December 31,
	2019	2018	2017
Number of products launched(1)	330	233	185
Innovation index(2)	58.4%	59.9%	64.6%

(1)	Information regarding products posted counts only products that represent a new value proposition, including new packaging and formulations. The number considers only Brazil.

(2)	Share of sales of products launched in the last 24 months in the total gross revenue of the last 12 months. The index considers only Brazil.

The Body Shop

Innovation is a key function of our research and development team. Natura Cosméticos has two fundamental approaches to innovation related to The Body Shop. Internally, Natura Cosméticos has a dedicated team working on building a disruptive innovation pipeline looking at new products and concepts. Externally, Natura Cosméticos works with its suppliers to access global innovation trends. On an annual basis, its key suppliers present their latest innovations and concepts for Natura Cosméticos to select in its new product launch calendars. In 2019 and 2018, The Body Shop launched 137 and 196 new products, respectively, across several categories, including hair, bath and body, skincare, among others.

Aesop

Innovation is an important driver of Aesop’s growth, attracting new customers to Aesop and ensuring relevance of the brand to retain Aesop’s existing customers. However, alongside this, Aesop has strong and loyal retention of customers across its core permanent range with relatively stable top 10 product contributors across a product range of 166 products (97 formulations). In 2019 and 2018, Aesop invested AUD$4.24 million and AUD$4.05 million, respectively, (0.9% and 1.1% of net revenue in 2019 and 2018, respectively) in research and development and introduced seven new products (excluding seasonal kits) to the product portfolio across a number of categories including skin care, home and travel kits, as well as the publication of the Aesop book, detailing key milestones and elements of the brand’s history. In addition to product development, sustainability improvement projects are core to Aesop’s work. In 2019, Aesop introduced 99.7% PET plastics across high volume stock keeping units, as well as a range of screw cap variants within the popular 500 milliliter hand wash and body cleanser range, providing customers with an option to reuse their existing pump dispensers and reduce single use plastic consumption.

Intellectual Property

Natura &Co’s most important intellectual property comprises the following brands: Natura, The Body Shop and Aesop. Natura &Co carefully manages its brands to preserve the appeal of our products across broad demographic lines and the association of its brands with innovative products and social and environmental responsibility.

Natura &Co is not dependent on any third-party patents, brands, licenses, concessions, franchisees and royalty contracts that are relevant to the development of its activities, except for the L’Oréal IP license granted to The Body Shop (See “Item 10. Additional Information—C. Material Contracts”).

Trademarks

The Natura, The Body Shop and Aesop trademarks are Natura &Co’s most important trademarks:

•	The Natura trademark was considered a highly renowned brand in 2005 by the Brazilian National Institute of Intellectual Property (Instituto Nacional de Propriedade Intelectual), or INPI, meaning that, as a brand, we enjoy significant recognition in all classes of products and services. With this recognition, the Natura trademark benefits from special protection in Brazil. In 2010, the INPI renewed this recognition, and subsequently in 2016 for a period of ten years. In addition to Brazil, the Natura trademark is registered in the following countries and regions, among others: Argentina, Chile, Peru, Mexico, Bolivia, France, the United States and the European Union.

•	The Body Shop trademark is Natura &Co’s most important trademark under The Body Shop brand. This trademark, The Body Shop “Pod Device” logo, and many other products, campaigns and marketing brands are registered worldwide, including in the U.K., European Union, United States, Canada, Brazil, Australia, China, Hong Kong, South Korea and Japan.

•	The Aesop trademark is Natura &Co’s most important trademark under the Aesop brand. This trademark is registered as both a word mark and/or with Aesop’s distinctive macron across Aesop’s existing markets and planned market entries, including Europe, the United States, Canada, the United Kingdom, Australia, Japan, South Korea and Brazil. Several of Aesop’s more distinctive product names have been registered as trademarks in some of Aesop’s key global markets.

         As of December 31, 2019, Natura &Co had 582 trademarks registered and 76 trademark registration requests pending in Brazil, and 5,172 trademarks registered and 816 trademark registration requests pending outside of Brazil. As of December 31, 2018, Natura &Co had 458 trademarks registered and 111 trademark registration requests pending in Brazil and 4,609 trademarks registered and 1,090 trademark registration requests pending outside of Brazil.

Registration and renewal

In Brazil, a brand registered under the INPI grants the brand owner the exclusive right to use the brand throughout Brazil for an initial ten-year period, which may be extended by successive ten-year periods. During the registration process, the applicant has the right to the use of the relevant brands for identification of its products or services.

Trademarks registered in other countries are subject to the legislation of the relevant jurisdiction. Natura &Co uses a computerized system to monitor trademark expirations.

Patents

As of December 31, 2019, Natura &Co had 85 patents granted and 224 patent registration requests pending worldwide, whereas as of December 31, 2018 we had 96 patents granted and 278 patent registration requests pending worldwide. Natura &Co’s patents mainly safeguard the technologies applied in its skincare products.

Industrial designs

For the Natura brand, as of December 31, 2019 and 2018, Natura Cosméticos had 43 and 74 industrial designs, respectively, registered and two and eight industrial design registration requests, respectively, pending in Brazil, as well as 48 and 67 industrial designs, respectively, registered and 26 and 17 industrial design registration requests, respectively, pending abroad, respectively. The majority of these industrial designs are related to fragrance bottles, containers in general and the packaging of makeup products.

Under Natura &Co’s Aesop brand, a brass oil burner design has been registered in Australia and in Europe

As of December 31, 2019, under The Body Shop brand, Natura &Co had no industrial designs registered or pending in Brazil, and had four industrial designs registered and no industrial design registration requests pending abroad. As of December 31, 2018, under The Body Shop brand, Natura &Co had no industrial designs registered or pending in Brazil, and Natura &Co had four industrial designs registered and no industrial design registration requests pending abroad. The majority of these designs are related to fragrance bottles, containers in general and the packaging of makeup products.

Domain names

Natura &Co and its subsidiaries are the holders of certain domain names in Brazil and abroad, including: “natura.net,” “thebodyshop.com” and “aesop.com.”

The information contained on Natura &Co’s website, any website mentioned in this annual report, or any website directly or indirectly linked to these websites, is not part of and is not incorporated by reference in this annual report, and investors should not rely on such information.

Insurance

Natura Cosméticos insures all of its facilities and equipment for loss and replacement. Natura Cosméticos also carries natural disaster and business interruption insurance, which covers property damage and related loss of income, as defined in the policy, as well as environmental and civil liability insurance. Natura Cosméticos’ cargo and last mile operations, vehicle fleet, as well as clinical trials are also insured. In addition, Natura Cosméticos provides health and life insurance to its employees. Natura Cosméticos considers the amounts of its insurance coverage to be adequate for a company of its size, considering the activities it conducts, and to meet the risks associated with its operations.

Environmental and Social Responsibility

Natura

Natura Cosméticos challenges itself to generate positive financial, social, cultural and environmental impacts. Natura Cosméticos articulated this challenge in its Sustainability Vision 2050, launched in 2014, where it undertook the commitment to transform Natura into a brand that makes a positive impact by ensuring that its operations help improve the environment and society, going beyond the current paradigm of merely reducing and mitigating impacts. Thus, Natura Cosméticos set goals to be attained as early as in 2020 on its journey of transformation by 2050.

In 2014, Natura Cosméticos was the first listed company in the world to be recognized as a B Corp (as approved by B Lab, an independent organization), a global movement of companies that give equal value to their economic, social and environmental results. After three years, Natura Cosméticos was recertified as a B Corp, attesting its commitment to generating positive social and environmental performance and impact on people and the planet. Natura Cosméticos is one of the largest industry/consumer business in the world to have this certification.

Further, for the seventeenth consecutive year, Natura Cosméticos presented its Annual Sustainability Report, which has provided unified disclosure of economic, social and environmental results of the Company since 2002. All information related to social responsibility is described in Natura Cosméticos’ annual report, which is drafted in accordance with the GRI G4 framework.

Natura Cosméticos seeks to create sustainable value for society by forging relationships based on quality and generating integrated social, environmental and economic results. As such, return on shareholder investment is obtained by balancing short- and long-term focuses. Some examples of its social actions include: supporting organizations and associations that contribute in some way to the sustainable development of their industry; adopting fair trade principles in our partnerships with extraction communities and supporting sustainable local development; and sharing benefits with communities through access to genetic heritage and associated traditional knowledge of Brazilian biodiversity.

Natura Cosméticos has a Social and Environmental Responsibility Policy, which sets out the following programs: “Sustainability Vison 2020/2050,” “The world is more beautiful with you,” “Natura Carbon Neutral Program” and “Natura Amazon Program.”

Furthermore, Natura &Co Holding Shares are traded on the Novo Mercado listing segment of the B3, a special category that lists companies with the highest levels of corporate governance. In 2018, Natura Cosméticos’s stock was included for the 14th year in the exchange’s Corporate Sustainability Index (ISE). Since 2014, Natura Cosméticos has been listed on the Dow Jones Sustainability Index (DJSI), the only company classified in the Household and Personal Products segment in Emerging Markets, a benchmark for investors who base their investment decisions on social and environmental aspects.

In addition, our board of directors is advised by committees, including the audit, risk management and financial committee, the people and organizational development committee, the strategic committee and the corporate governance committee, which are responsible for assisting the board of directors in their management activities.

The Body Shop

The Body Shop’s founding principle was to be a force for positive change. This has guided the company through 40 years of growth, from a one-woman enterprise with a single U.K. shop to a global business operating in 73 countries. The Body Shop was among the first global businesses to practice fair trade and conduct social and environmental campaigns, and our actions today continue to drive the company to be a positive force for change across the world.

The Body Shop sustainability report for 2018 was published in June 2019 and reported on progress against 14 social and environmental targets. It notes the intention of achieving B Corp certification in 2019 and the commitment to preparing a new and ambitious sustainability plan ready for launch in the first quarter of 2021.

Objectives from the Enrich Not Exploit program include driving the expansion of our Community Trade program. Already the largest program in the beauty industry, we are committed to working with more Community Trade suppliers across the world and ensuring they receive a fair wage for high-quality, natural ingredients and accessories. In addition, in many cases, The Body Shop pays a premium to help its suppliers invest in health or education projects that benefit their wider communities. Between 2016 and 2018, The Body Shop began sourcing six new Community Trade ingredients and investigated 14 potential new Community Trade supply chains around the world.

Under the Enrich Not Exploit program, Natura Cosméticos is committed to writing another chapter in The Body Shop’s long and proud history of campaigns for positive change. In 1989, The Body Shop was the first cosmetics company to campaign against animal testing. In 2017, 80% of countries had no laws against this practice and so, in response, The Body Shop launched Forever Against Animal Testing alongside our NGO partner Cruelty Free International. This award-winning campaign called for a permanent global ban on animal testing in cosmetics and received over 8 million petition signatures from customers supporting the call for change. In 2018, these petitions were presented to the United Nations and The Body Shop remains committed to continuing to influence the national and international decision makers and other businesses to introduce a ban on cosmetic animal testing everywhere and forever.

Environmental protection is an important element of Enrich Not Exploit. The Body Shop’s targets include seeking to reduce store energy consumption and source renewable energy wherever possible. Also, through a new philanthropic initiative launched in 2016, The Body Shop launched a program called the World Bio Bridges Mission to raise funds to restore and protect wildlife corridors in damaged or threatened landscapes, to help animals in endangered species reconnect with one another and survive and to enable local communities to live more sustainably. These so-called “bio-bridges” also helps trap carbon dioxide that would otherwise contribute to climate change. From 2016 to 2018, £1.6 million was raised and bio-bridges in 11 sites were built to help protect 67.6 million square meters of habitat in Africa, Asia, Australia, Europe and Latin America.

Since 2016, The Body Shop has received a number of national and international awards recognizing the achievements under the Enrich Not Exploit program including Responsible Retailer of the Year at the World Retail Congress in 2018 and the Marie Claire Prix D’Excellence De la Beauté Sustainability Award in 2018.

The Body Shop reports on its progress and performance annually and remains committed to driving a positive impact across all areas of activity.

Aesop

Aesop is committed to a triple bottom-line approach to business performance, measuring and evaluating our performance against the three pillars of people, profit and planet. Targets are distributed across the business for the pillars of people and profit, with targets for “planet” to be added in 2020. Its sustainability strategy with commitments through 2030 is currently in development, in alignment with Natura &Co targets. Its sustainability approach will ensure it is operating responsibly across the value chain. Aesop is committed to supporting the communities in which it operates and donates 2.5% of EBITDA annually to the Aesop Foundation, a philanthropic vehicle supporting the development of literacy and storytelling in marginalized communities.

Aesop is targeting B-Corp certification in early 2020, a global movement of companies that give equal important to each of their economic, social and environmental objectives. Aesop is currently in the preaudit phase of this process.

Legal Proceedings

See “Item 8. Financial Information—A. Consolidated statements and other financial information—Legal Proceedings.”

Internal Compliance and Risk Management

Risk Management

Overview

In 2013, the audit, risk management and finance committee and the board of directors of Natura &Co approved a document establishing guidelines for risk management, which functions as a policy for that purpose, and was updated in 2017 and 2019. The current version of our risk management policy was approved on July 17, 2019.

Risks identification, classification and mitigation resources

Our risk management policy aims to protect our value against uncertainty regarding potential losses and increase this value by maximizing opportunities. Therefore, we establish principles, concepts, guidance and responsibility in the risk management process. Through our Risk Management Policy, risks are managed through a system composed of: (i) each area of our business, directly responsible for the risks they manage, acting as a first line of defense; (ii) control structures, acting as a second line of defense, which aid management in the first line of defense to correctly manage risks; and (iii) the internal audit team, acting as a third line of defense, with an independent look to verify the efficacy of the models used.

Our risk management policy applies to every entity and department within our group, and in all regions in which we operate. Our risk management policy was prepared in accordance with the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

We seek protection against risks inherent to our activities and that could possibly impact the reach of our strategic objectives, as per an evaluation conducted in line with the corporate risk management policy.

We seek to mitigate our risks through a structured process that encompasses: (i) analyses captured when formulating strategic decisions of internal and external factors; (ii) identifying factors that could impact the reach of our business goals; (iii) passing judgment on the level of exposure to these impacts and probabilities of risks based on set criteria; (iv) identifying controls and management practices related to such risks; (v) defining the treatment to be given to such risks, including taking out and managing insurance policies; (vi) creating and maintaining ongoing procedures to supply, share and obtain information, as well as training and discussions that contribute to the evolution of risk management practices; and (vii) monitoring of such risks and the efficacy of the treatments administered to reduce or mitigate them.

Both the risk scenarios and risk matrices are updated and revised annually, depending on our strategic decisions and changes in the business. The internal controls are also reviewed annually and their efficiency is evaluated through test cycles. These analyses and revisions are monitored by the board of executive officers and by the committees that assist the board of directors.

Given the breadth and complexity of our operations, we understand that the risks and mechanisms we implement to mitigate and control such risks can vary and include, but are not limited to, those listed below. The principal risks against which we seek to protect ourselves from are divided into four major classes:

•	Strategic: We define a global strategic plan, which is a key document that sets out: (i) our short-, medium-, and long-term goals; (ii) decisions regarding investments in acquisitions and participations; and (iii) entry in new markets, in order to identify our strategic risks. This document is revised periodically with the involvement of every business unit. Strategies and their revisions are presented and debated at the Executive Committee and approved by the board of directors.

We manage our brands, commercial model and attractiveness to consumers for their independent beauty consultants, and permanently monitors these areas of performance, including consumer preferences and spending patterns. Additionally, we undertake projects focused on evolving the commercial model that are in line with our values and with the Strategic Plan. We have invested significantly in revitalizing the direct sales model (sale through relationships) in order to maintain quality relationships with our independent beauty consultants.

Innovation requires constant investment in all fronts: commercial strategy, digital platforms, product development, logistics, etc. We act diligently to control our registration of intellectual property, especially patents, industrial and brand designs. These actions are directly linked to managing our international and national competition, which offer similar product lines, and sometimes compete inside the same direct selling channel.

With respect to ethics and compliance, we have adopted a code of conduct applicable to our employees, suppliers and sales force. It also forms the basis of our supplier code of conduct. These documents are reviewed annually. We provide classroom-based and/or online training to all employees in each review cycle, with particular emphasis on the Company’s global anti-corruption, money laundering and conflict of interest policies.

We have an independently managed whistleblowing channel available 24/7 to all stakeholders to report noncompliance with our code of conduct, as well as to ask questions and raise concerns. The complaints are received by an independent entity which assigns the case to a compliance officer in charge of the region in which the alleged incident occurred and who is responsible for analyzing and investigating the matter, and, if need be, to present it to the local ethics committee. Statistics are presented on a quarterly basis to the audit, risk management and finance committee.

As part of our compliance program, we have taken several steps to ensure that we work with vendors who share our values of ethics and conduct, including (i) a compliance due diligence process when engaging suppliers, (ii) the inclusion of clauses providing that noncompliance with our Supplier Code of Conduct and related policies are material breaches of supplier agreements, and (iii) training sessions.

We have created the Group Operating Committee, or GOC, composed of the Group CEO, the key executives of each business unit of the group and other executives of Natura &Co appointed by the Group CEO. The GOC is directly linked to the board of directors and its purpose is to assist the board of directors in defining and implementing our global strategy, supervising our various business units and identifying synergies and opportunities between them. In addition, the GOC must review and submit to the board of directors our strategic plan, annual reviews thereof and our general budget, including the allocation of resources between the business units pursuant to the strategic plan and business plan of the group, supervising its execution. Furthermore, the GOC must also look over the organizational aspects of the group by making recommendations about any measures necessary to ensure their efficiency to the board of directors. The GOC also acts as a discussion and recommendation forum about our administrative and operational structures, as well as a place to promote the establishment of centers of excellence between our business units, seeking always best practices and excellence.

With respect to risks associated with attracting, retaining and training of key employees, we began the “Nossa Gente” program, which focuses on employees through a simple process that increases autonomy, non-hierarchical evaluations and real-time feedback, thereby allowing employees to identify their strengths and opportunities for improvement. For the development of our leadership, we enhanced two fundamental pillars of the “Mosaico” program: Leadership and Culture and Performance and Results, aligning the program with our organizational transformation. Furthermore, we also expanded the “Passaporte para o Futuro” program for those in the operations sector and in the sales force, allowing talent to thrive in various areas of our company. As a way to acknowledge and retain our workforce, we offer a compensation package that is above the market average, in order to share our wealth with our employees. Finally, we also annually review the short, medium, and long-term succession maps of senior managers and above, and map all critical leadership positions in order to identify the need for accelerated development.

In terms of risks related to the environmental issues, we seek to combine our economic gains with our socio-environmental ones. Our strategic mitigation projects are structured in a multidisciplinary way and have become formal activities of our company, such as the Carbon Neutral Program, which prioritizes the reduction of direct and indirect emissions throughout the entire chain, besides compensating for 100% of the emissions not avoided. Furthermore, the use of inputs taken from our socio-biodiversity is guided by our Natura Policy for Sustainable Use of Products and Services, where we aim to ensure fair distribution of benefits to supplying communities, sustainable management of assets, and compliance with legislation regarding the use of genetic heritage. We have many other socio-environmental policies that, aligned with our values, seek to mitigate socio-environmental risks.

•	Operational: Regarding the research, development, manufacture and quality of our products, we adopt strict internal processes beginning in the conceptual development of the product, to the research for new ingredients, up until its availability in the market in order to ensure the health and safety of our consumers. Our health inspection monitors our products even after their launches, stimulating our process for continuous improvement.

Our products are composed of ingredients that are safe and in conformity with international legislation and good market practices. In the Research and Development phase, we undertake safety and efficiency tests and evaluations of products and raw material in silica, in vitro and in vivo, stability and microbiology tests, as well as transport and usage tests, guaranteeing that the product meets health, safety and performance standards. During production, we count on control processes, microbiology, stability and other quality controls. Furthermore, our packaging informs users of third-party products, any substances that may be harmful to the environment, how to use our products and correctly dispose of the packaging. For occupational risks inherent to our operations, we instituted the Occupational Health and Security Policy, allowing preventative action. We also maintain an open communication and relationship channel with our unions, recognizing them as legitimate representations of the interests of our employees, seeking always understanding and reconciliation between parties.

We also seek to mitigate operational risks that can impact directly in the execution of our strategies. Financial losses for failures or interruptions in the operating units are mitigated by taking out and managing of insurance policies that meet the needs of different business profiles. We maintain our operational stability within our principal IT systems by having data and server redundancy, information backup routines and access control, adoption of perimeter security tools, protection against malware, computer viruses and malicious code, real-time monitoring of our networks and clouds to contain ongoing attacks, evaluation of security criteria in third-parties services, implementation of multi-factor authentication, and by continuously monitoring and identifying security vulnerabilities in databases and infrastructure components, web systems and mobile applications. In order to ensure the safety of information, we have guidelines set out in the Code of Conduct to create employee awareness, and detail the mapping and treatment of information safety risks and adhere to the ISO 27.002:2013 standard.

In 2018, we initiated a project to comply with the requirements of the General Protection of Personal Information Law (13,709 of August 14, 2018), including engaging a law firm that specializes in digital rights to map improvement opportunities, taking multidisciplinary actions to design and implement changes to existing processes and routines where necessary, and offering workshops administered by key internal personnel.

Furthermore, we actively work to ensure the development and recognition of our suppliers. We rely on a structured process for including new suppliers, which go through audits to ensure that they meet our business requirements and that they share our values. We also periodically follow up with our key suppliers through a customized model. These suppliers, whenever necessary, should present actions to address deficiencies identified.

•	Regulatory: We are constantly monitoring judicial rulings in all legal spheres, and promoting action through representation entities. We also diligently manage our legal liabilities with support from our internal team, which is composed of employees with first-hand educations, and from specialized partners, when needed. We also rely on our Compliance Department, which is responsible for analyzing any violations to our Code of Conduct and Anticorruption Policy, and overseeing any situations related to the prevention of money laundering, competition, fraud, etc.

•	Financial: We monitor the political and economic scenario of the countries in which we operate in order to reassess our strategy, if necessary. Through our Treasury Policy, we establish, ratify and unify concepts, criteria and delegation limits for any decisions that contemplate cash flow management and liquidity, investment and funding, exchange risk management, and bank relationships of all companies in the group. These actions allow us to continuously and proactively manage our financial risks, protecting our results and equity from non-compliance with contracted financial obligations.

Organizational structure

We have an internal control and a risk management department which reports to our chief financial officer. Such department shall (1) monitor the priority risks identified and described in the policy, (2) update the risk dictionary and the risk management methodology, (3) take out and manage the insurance policies aforementioned, (4) map and treat information security risks and (5) update the internal control matrix and assess its effectiveness.

Aside from the internal controls and risk management department, we also have a defined governance structure, including:

•	Board of Directors. The board of directors is responsible for (1) defining our risk management practices in accordance with our corporate purpose, values and principles; (2) establishing levels of risk exposure consistent with our short, medium and long-term corporate objectives; (3) reviewing and approving our risk management strategy, including our risk management policy; (4) monitoring critical functions, including: strategy, risks, controls, compliance, incentives and human resources; and (5) periodically reviewing our risk management policy.

•	Audit, Risk Management and Finance Committee. The Audit, Risk Management and Finance Committee is responsible for, among other things, overseeing the suitability of our risk management and internal controls systems in accordance with the instructions of our board of directors.

•	Executive Leadership. Our executive leadership is responsible for, among other things, submitting general risk management directives and exposure limits to our Audit, Risk Management Committee for approval.

•	Group CEO. The Group CEO is responsible for, among other things, promoting the integration of risk management with our strategic planning process.

•	Internal audit department. The internal audit department is responsible for conducting internal audit, as part of our internal review processes and investigating any irregularities.

•	Compliance department. The compliance department is responsible for providing guidance and conducting compliance reviews (focusing on topics related to Brazil’s anti-corruption laws), including reports of corruption received throughout the hotline, which are also available to Natura’s suppliers, partners, clients and consumers.

•	Systems management department. The systems management department is responsible for supporting Natura’s process chain, in addition to the existing guidance documents.

•	Risk owners. Risks owners are responsible for, among other things, identifying, evaluating, mitigating and monitoring the risks in the business units for which they are responsible based on criteria established for the group as a whole.

In addition, risk management is conducted by our central treasury, which also approves all investment and borrowing operations conducted by our subsidiaries and monitors compliance with the leverage ratios established in the financial covenants to which we are bound.

Internal Controls and Deficiencies

We have established an internal controls framework, prepared in accordance with the criteria established by the COSO—a private U.S.-based organization whose mission is to disseminate principles and guidance for companies on their internal control structures. Our internal controls based on the COSO framework, which assist in the preparation of our financial statements, were first implemented in Brazil and are being deployed to our subsidiaries. The internal controls and the risk management department is responsible for keeping the internal control framework up-to-date and for reviewing the control descriptions, testing their effectiveness and monitoring the implementation of action plans when needed.

Our management is in a process of assessing the effectiveness of our internal controls over financial reporting and our independent registered public accounting firm was not required to conduct and has not conducted an audit of our internal control over financial reporting. In our ongoing effort to establish effective internal controls, and in connection with preparing the audited consolidated financial statements as of and for the year ended December 31, 2019, our independent registered public accounting firm reported evidence of internal control deficiencies, which were considered a material weakness in our internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified was that we did not appropriately design and maintain effective controls related to the interpretation and application of complex accounting matters, specifically on certain significant unusual transactions, which resulted in a material weakness. The control deficiencies did not allow management to identify a material error in the interpretation and application of accounting of accruals for bank fees, which was corrected by management in the consolidated financial statements as of and for the year ended December 31, 2019. This material weakness in our financial reporting process, if not remediated, creates a reasonable possibility that a material misstatement of our consolidated financial statements would not be prevented or detected on a timely basis in future periods. We have adopted a remediation plan to address the control deficiencies described above.

We are committed to maintaining strict internal controls and recognize that an environment with effective controls generates transparency and security for our stakeholders. However, there can be no assurance that our remediation efforts will continue to be successful. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industries in Which We Operate—Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud” and “Item 15. Controls and Procedures—A.—Disclosure Controls and Procedures.”

Regulatory Overview

Our operations are subject to the laws and regulations of the countries in which we operate. However, we understand that such subjection to, or any changes in foreign regulation will not have any general effects on our current business or operations.

Natura

Health surveillance regulation

Pursuant to the Brazilian Federal Constitution, the federal, state and municipal governments have the power to regulate matters related to health and sanitary surveillance to eliminate, reduce and prevent health problems caused by the manufacture of products and provision of services related to the health of individuals. The federal government has enacted broadly applicable laws and regulations, which are strengthened and complemented by states and municipal governments. Thus, health surveillance is carried out at the federal level by the Brazilian Health Regulatory Agency (Agência Nacional de Vigilância Sanitária), or ANVISA, which was created by Law No. 9,782, enacted on January 26, 1999; and by State and Municipal Health Departments, which act in an integrated manner to safeguard the health of the population.

According to Federal Law No. 6,360 of September 23, 1976, companies intending to extract, produce, manufacture, process, synthesize, purify, separate, package, repackage, import, export, store or ship toiletries, cosmetics and perfumes must obtain an operating authorization from ANVISA and a license to operate issued by State or Municipal health authority, which, in turn will inspect the operating capacity, as well as other applicable requirements, of said companies’ establishments.

Companies operating without the licenses mentioned above or without the presence of a professional responsible for the technical operations, or in breach of federal, state and municipal health law and regulations, will be subject to penalties such as warnings, fines, suspension of operations and cancellation of the permit or registration by health surveillance authorities.

Our establishments and technical experts are registered with the regional chemical and/or pharmaceutical councils of the respective states, duly accompanied by the technical responsibility records for the following production and distribution units: Castanhal, Itupeva, São Paulo, Matias Barbosa, Jaboatão dos Guararapes, Uberlândia, Simões Filho, Benevides, Cajamar and Canoas.

We hold, or are in the process of obtaining or renewing the necessary licenses, at the federal, state and municipal spheres, for the proper functioning of our operations.

Our operations are therefore subject to authorization and inspection by ANVISA and State and Municipal sanitary authorities. ANVISA also sets standards for the manufacturing and storage of cosmetics, fragrances and toiletries.

Registration of cosmetics, toiletries, fragrances and other products

According to Federal Law No. 6,360, of September 23, 1976 and ANVISA’s resolutions, cosmetics, toiletries, fragrances and personal hygiene products can only be manufactured, imported, distributed or commercialized upon registration or notification to ANVISA. ANVISA defines which products are subject to registration or notification according to the risk classification of the product.

All of our products that are imported, manufactured, distributed and commercialized in Brazil are subject to registrations or notification before ANVISA.

Environmental licenses and authorizations

Brazilian environmental laws require projects and activities that, in any way, cause or may cause damage to the environment and/or use natural resources, to first obtain an environmental license. Licenses are necessary both for the initial phases of the project to demonstrate local and environmental feasibility and for any expansions, as well as for installation and operation of facilities and activities. Licenses must be renewed periodically.

The authority responsible for granting licenses for projects with environmental impact at the regional and national level is the Brazilian Environmental and Renewable Natural Resources Institute (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), or IBAMA. For other cases, the competent authorities are state and municipal environmental bodies. The definition of a competent authority for granting licenses is also influenced by other factors, such as national security, location of the activity and the nature of activity carried out, as established in the Complementary Federal Law No. 140 of December 8, 2011.

The standard environmental licensing process consists of acquiring three licenses, all with determined validity: prior license, installation license and operation license. Each of these licenses is issued according to the phase of implementation of the project and its validity depends on compliance with the conditions set by the environmental licensing authority. When compulsory, the lack of an environmental license, regardless of whether the activity is actually causing damage to the environment, could be considered an environmental crime and could result in administrative penalties with fines of up to R$10 million, as stated in Federal Decree No. 6,514/2008, and the suspension of the activity for which a license was not obtained. State and municipal rules may impose fines higher than R$10 million, but limited to R$50 million.

As of the date of this annual report, we had or were in the process of obtaining or renewing the environmental licenses required for carrying out our activities.

Further, we are a member of the commission of the Brazilian Association of the Personal Hygiene, Perfumery and Cosmetics Industry, or ABIHPEC, which participated in the development of an industry agreement that meets the requirements of the National Solid Waste Policy (Política Nacional de Resíduos

Sólidos), or PNRS, in effect since 2010. The PNRS (and associated laws and regulations) establishes targets for the collection and disposal of solid waste, which are currently being met by the packaging sector.

Environmental legislation

Brazilian environmental legislation imposes criminal and administrative sanctions on individuals and legal entities whose conduct is characterized as an environmental crime or violation, regardless of the obligation to remedy the environmental damage caused (civil liability). Sanctions may be imposed for practicing any of the environmental crimes set out in the Law on Environmental Crimes (Law No. 9,605/1998), and any of the violations set out in Federal Decree No. 6,514/2008. These sanctions include:

•	Fines that, in the administrative sphere, could reach R$50 million, according to the economic capacity and the history of the entity that broke the law, as well as the severity of the facts and background, which could be doubled or tripled in case of repeat occurrences;

•	Suspension or prohibition of activities;

•	Loss of benefits, such as financing suspensions and withdrawal of authorization for public tenders and tax incentives; and

•	Community service (in case of criminal acts).

Further, Articles 2 and 3 of Federal Law No. 9605/1998 provide that criminal liability may be attributed, on a cumulative basis (i) to the legal entity to which the environmental wrongful act is attributed; and (ii) in an individual manner, to all individuals who somehow participated in the practice of the crime or who failed to prevent its performance when they had the power and duty to avoid it. For this reason, in theory, an environmental damage may cause the partner, administrator, manager or any employee taking part therein, whether directly (committed crimes) or by the failing to make decisions or take actions to avoid the occurrence when he had the duty and the possibility of avoiding such damage, to be held liable within the criminal sphere.

Under the civil liability regime, environmental matters are subject to the principle of strict liability, by which a person’s or an entity’s liability for environmental damage arises merely if there is a causal link between the activity and the environmental damage, irrespective of whether the person in question has acted improperly or not. Strict liability applies not only in regard to damage to the environment, but also to any injury caused to third parties affected in any way by the damage, such as employees, service providers and local residents. All those involved directly or indirectly with any environmental degradation may be held liable, regardless of whether their culpability can be established. As a result, hiring third parties to assist us in our activities, including, for example, the treatment and final disposal of solid waste, does not absolve us of civil liability for any environmental damage caused by the service provider.

Also, environmental legislation envisages the possibility of lifting the corporate veil of the controlling shareholders if the corporate veil is an obstacle when indemnifying for environmental damage.

Legal status of our independent beauty consultants and business leader sales consultants

Our independent beauty consultants and business leader sales consultants are independent entrepreneurs with whom we maintain commercial relationships that entitle them to resell our products on a nonexclusive basis at their own expense and risk. Independent beauty consultants do not receive any kind of compensation from us, while business leader sales consultants receive compensation according to the product purchases made by the independent beauty consultants they advise. In addition, there is no subordination in our relationship with our independent beauty consultants or with our business leader sales consultants, a characteristic that would have to exist in order for there to be an employment relationship. Rather, our independent beauty consultants and business leaders enjoy great flexibility in the way they resell our products and conduct their activities and are not accountable to us for any aspect of their business.

Our independent beauty consultants have an independent obligation to contribute to the Instituto Nacional da Seguridade Social, or INSS, the Brazilian social security system, and we are not required to withhold payments to the INSS on their behalf. We withhold and pay the ICMS tax owed by our independent beauty consultants, acting as substitute taxpayers. We calculate this tax based on the margins at which the independent beauty consultants sell our products, as estimated by each applicable Brazilian state.

As of December 31, 2019, Natura Cosméticos was party to 708 labor lawsuits filed by former business leader sales consultants and/or independent beauty consultants’ advisors (which were similar figures that preceded the business leaders) seeking the recognition of their alleged employee status. In most of these cases, Natura Cosméticos obtained judgments confirming that the business leader sales consultants and/or independent beauty consultants’ advisors do not have an employment relationship with the company.

Any regulatory change requiring the establishment of an employee relationship with our independent beauty consultants or with our business leader sales consultants, or numerous adverse decisions finding that an employee relationship exists, would result in contributions and incremental costs so substantial that we would have to restructure our operations.

Regulation of Brazilian Biodiversity

Natura has been having discussions with the Brazilian government for more than a decade regarding the law on access to biodiversity and the traditional knowledge associated with it. In partnership with several other companies from several sectors, specialists and civil society entities, we have advocated for the implementation of a new legal framework for access to biodiversity and benefit sharing that encourages research and increased use of raw materials from Brazilian biodiversity, combining innovation with the sustainable use of resources.

Under the previous rule, which was in force until November 2015, we were required to obtain authorization from the Genetic Heritage Management Council, an entity linked to the Ministry of Environment, before we could conduct research on species from the Brazilian biodiversity. This restriction hampered the freedom of research and free initiative guaranteed by the Federal Constitution, aside from also increasing bureaucracy that is incompatible with the reality of business, creating inordinate delay. For example, there have been cases where the authorization took three years to be granted. Because of this scenario, between 2010 and 2011, IBAMA, the Brazilian federal environmental protection agency issued infraction notices against us relating to the conduct of research on certain species.

In this regard, Natura filed lawsuits to obtain a statement ruling that requiring prior authorization to access genetic heritage is unconstitutional. We achieved positive results in these lawsuits, at the lower and appellate court levels, as well as at the higher court (in this case, the Superior Court of Justice—STJ). The lawsuits are ongoing, do not represent any contingent liabilities and are classified as representing risk of possible loss. Since these lawsuits only seek a declaration of unconstitutionality, any adverse outcome for Natura does not result in a significant financial loss.

Another fundamental provision related to the access of genetic resources and associated traditional knowledge, provided for in the Convention on Biological Diversity, is the fair and equitable sharing of benefits arising from genetic resources, which were always respected by Natura in our contracts and are reflected in our Policy on the Sustainable Use of Social Biodiversity.

As result of the advocacy efforts mentioned above, a modern and more efficient legal framework substituted the previous rule, and promotes the sustainable use of the Brazilian biodiversity and its traditional knowledge and benefit sharing, which preserves the country’s biodiversity, its companies, universities, and traditional communities or indigenous peoples. Law No. 13,123/2015, which came into effect at the end of 2015, no longer requires prior authorization from CGEN (Council for Genetic Heritage Management) to access the genetic heritage and associated traditional knowledge, of the Brazilian biodiversity, but only a registration for this access and the obligation to share benefits. The law also allows companies to normalize prior access to Brazilian biodiversity by signing a commitment agreement with the Brazilian Ministry of the Environment. Following the fulfillment of certain conditions set forth in these agreements, penalties imposed under the previous law are reduced or eliminated. In November 2017, we entered into our first commitment agreement with the Brazilian Ministry of the Environment, followed by other successive agreements of the same nature.

The Body Shop

The Body Shop distributes products in approximately 73 countries worldwide. The Body Shop and its third-party franchisees are subject to the legislation and regulations applicable to retailers of cosmetics, including competition, consumer laws, environmental, intellectual property and workplace health and safety laws. The Body Shop appoints third-party manufacturers to undertake manufacturing activities on its behalf in various locations and does not itself operate any manufacturing facilities.

In a number of countries where products are distributed, The Body Shop companies are required to make pre-marketing notifications to obtain premarketing registrations or licenses before a particular product can be sold or placed on the market. These notifications, registrations and licenses are handled by the regulatory team, although local law outside of the EU often requires an entity incorporated in that jurisdiction to make the application, in which case the Body Shop permits third-party franchisees to make the application on its behalf.

The EU regulatory regime requires that all products retailed are subject to the General Product Safety Directive (GPSD) 2001/95/EC. These regulations place a duty on the producer/importer/distributor to supply only products that are safe under normal or reasonable foreseeable use. The primary and detailed piece of legislation especially applicable to cosmetics in the EU is the Cosmetic Regulation (EC) N° 1223/2009. This legislation covers all aspects including the high standard of manufacturing, rigorous safety testing, and detailed labelling requirements, to ensure only safe cosmetic products are marketed.

The Body Shop also sells a small number of Home Fragrance Products, which are covered by the Classification, Labelling and Packaging (CLP) regulation (EC) No 1272/2008. The regulation covers many areas including chemical classifications, labeling requirements and format/content of Safety Data Sheets (SDS).

The Body Shop does not currently manufacture products; however, we are responsible for compliance with the EU Registration, Evaluation, Authorisation and Restriction of Chemicals (“REACH”) regulation (EC) No 1,272/2008 and substance tracking for all products imported into the EU.

Aesop

Aesop operations are subject to the same kinds of laws and regulations that any other retailer or manufacturer of cosmetics is subject to (for example, competition and consumer laws, environmental laws, intellectual property laws and workplace health and safety laws). As Aesop exports cosmetic products, it must comply with all relevant cosmetics regulations in order to sell such products in the various markets and such regulations include (without limitation) Regulation (EC) N° 1223/2009 on cosmetic products (Europe), the ASEAN Cosmetics Directive (Southeast Asia) and the Federal Food, Drug & Cosmetic Act (the United States).

As a manufacturer of products in Australia, some products (primarily products with SPF) are considered “therapeutic goods” and hence are regulated by the Therapeutic Goods Act 1989 (Cth) which requires them to be included in the Australian Register of Therapeutic Goods.

As an importer of raw materials for product manufacture, Aesop is registered with the National Industrial Chemical Notification and Assessment Scheme (NICNAS) (as required under the Industrial Chemicals (Notification and Assessment) Act 1989 (Cth)). All chemical substances used must be listed on the Australian Inventory of Chemical Substances (AICS) and there may be additional reporting and import/use requirements for certain chemicals.

In addition to this, Aesop is also required to ensure that its third-party manufacturers meet GMP (Good Manufacturing Practice) standards in order to trade Aesop finished products in numerous markets globally.

C.       Organizational structure

The chart below sets forth a simplified summary of our corporate structure as of December 17, 2019 (the date on which all of the Natura Cosméticos shares held by the non-controlling shareholders and not previously held by Natura &Co Holding were contributed to Natura &Co Holding in exchange for shares of Natura &Co Holding, and Natura Cosméticos became a wholly owned subsidiary of Natura &Co Holding):

*	Our other subsidiaries: Natura Cosméticos S.A. Chile (99.99%), Natura Cosméticos S.A. Peru (99.99%), Natura Cosméticos S.A. Argentina (99.99%), Natura Cosméticos Ltda. Colômbia (99.99%), Natura Cosméticos y Servicios de México, S.A. de C.V. (99.99%), Natura Comercial Ltda. (99.99%), Natura Biosphera Franqueadora Ltda., Natura Cosméticos de México S.A. de C.V. (99.99%), Natura Distribuidora de México S.A. de C.V. (99.99%), and Natura Cosméticos España S.L. España (99.99%), Natura Cosméticos C.A. Venezuela (99.99%).

The Transaction was consummated on January 3, 2020, as a result of which Natura Cosméticos and Avon became direct, wholly owned subsidiaries of Natura &Co Holding (although these operations were not consolidated in our financial statements as of December 31, 2019 and 2018 and for the fiscal years ended December 31, 2019, 2018 and 2017 included elsewhere in this annual report). The following chart shows our corporate structure immediately after the completion of the Transaction:

A list of our direct and indirect subsidiaries is included as Exhibit 8.1 to this annual report.

D.    Property, plant and equipment

Properties

Below is a description of our principal property, plant and equipment. See also note 15 to our audited consolidated financial statements included elsewhere in this annual report.

Natura Brasil

Natura has distribution centers in the cities of Matias Barbosa (Minas Gerais), Uberlândia (Minas Gerais), Jaboatão dos Guararapes (Pernambuco), Canoas (Rio Grande do Sul), Castanhal (Pará) and Simões Filho (Bahia). In 2012, to ensure the evolution of our business and expansion of our logistics network, we opened a new distribution center in São Paulo with an expanded capacity to drive growth and reduce product delivery times. The São Paulo distribution center was built under a build to suit lease, and has high-tech equipment, and at the same time, an administrative unit with capacity for approximately 2,200 employees was built.

Our industrial site in Cajamar, called “Espaço Natura,” was designed by renowned architect Roberto Loeb, and consists of a cutting-edge manufacturing unit and a corporate space that we believe contributes to the high level of satisfaction of our employees. The three industrial units inside this site use modern production equipment designed to ensure the safety of our employees and environmental responsibility.

We also maintain manufacturing and distribution activities in the city of Benevides (state of Pará), in a project called “Ecoparque.” This project concentrates the production of soaps and oils of Natura. Inaugurated in March 2014, Ecoparque has a production capacity of 455 million bars of soap and 40,000 tons of noodles (used as a base to make soaps). The production complex is built on an area of 172 hectares and it is planned that the space will receive companies from various market sectors.

Natura LATAM and Others, The Body Shop and Aesop

In addition to our facilities in Brazil, we also own and rent facilities outside of Brazil to support our international operations under Natura, The Body Shop and Aesop. As of December 31, 2019, Natura had five distribution centers located in Argentina, Chile, Peru, Colombia and Mexico.

Since all of The Body Shop-branded products are manufactured by third parties, we do not own any factories. As of December 31, 2019, we had 51 third-party manufactures. In addition, we use ten warehouses, eight of which are third-party (Germany, Canada, Mexico, Singapore, Hong Kong, Australia, Chile and Brazil) and two of which are owned (U.K. and the United States), to aid our distribution process. As of December 31, 2018, we had 52 third-party manufacturers, and used ten warehouses, eight of which are third-party (Germany, Canada, Mexico, Singapore, Hong Kong, Australia, Chile and Brazil) and two of which are owned (U.K. and the United States), to aid our distribution process.

With respect to our operations under the Aesop brand, we do not own an industrial unit to manufacture its products. Therefore, 100% of its products are manufactured by third parties. Currently, we have five third-party manufacturers. For its distribution process, Aesop has nine third party warehouses, a centralized hub in Melbourne and eight regional distribution centers located in, United States (supplying the United States and Canada), Netherlands (Supplying Europe), Hong Kong (Supplying Hong Kong, Macau), Taiwan, Singapore, South Korea, Japan and Brazil.

Production capacity and expansion potential

Natura Cosméticos’ facility in Cajamar was designed to facilitate its expansion as operations grow, creating greater economies of scale in the physical plant. Natura Cosméticos’ Ecoparque facility was designed to be an industrial park with a strong sustainability concept, based on concepts of sustainable chains, fostering symbiosis between the different companies that operate in this industrial area, in addition to contributing to the development of local communities, involving 4,127 families that supply biodiversity ingredients, of which 75% live in the Amazon region. In 2019, 386 million units were produced in Cajamar, compared to 413.2 million in 2018, and approximately 353 million units in 2017. Ecoparque produced 83 million units in 2019, compared to 79 million in 2018 and 74 million in 2017.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements for the years ended December 31, 2019, 2018 and 2017 and the related notes thereto, and with the financial information presented under the section entitled “Item 3. Key Information—A. Selected Financial Data” included elsewhere in this annual report. The preparation of the consolidated financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods presented and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated as a result of various factors that affect our business, including, among others, those mentioned in the sections “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors,” and other factors discussed elsewhere in this annual report. Our consolidated financial statements for the years ended December 31, 2019, 2018 and 2017, prepared in accordance with IFRS as issued by the IASB and the report of our independent registered public accounting firm are included in “Item 18. Financial Statements.”

A.    Operating results

Presentation of the Consolidated Financial Statements

The discussion in this section is based on our audited consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, using the predecessor method of accounting, and the related notes thereto, which are included in this annual report, as prepared under IFRS as issued by the IASB.

The Transaction was consummated on January 3, 2020. Accordingly, our results of operations and financial condition for the historical periods discussed in this section do not reflect or include the results of operations or any assets or liabilities of Avon as well as certain critical accounting policies and estimates related to goodwill, intangible assets and purchase accounting related to the Transaction. We began consolidating Avon and its subsidiaries as from January 3, 2020, and, accordingly, our results of operations and financial condition in future periods may not necessarily be comparable to our results of operations and financial condition for historical periods, including those discussed below.

See “Presentation of Financial and Certain Other Information—Consolidated Financial Statements” and “Presentation of Financial and Certain Other Information—The Transaction.”

Critical Accounting Policies and Estimates

The preparation of our financial condition and results of operations in accordance with IFRS requires the use of certain critical accounting estimates and the exercise of judgment regarding matters that are inherently uncertain and that impact the reported value of our assets and liabilities.

The accounting estimates and underlying assumptions are assessed on an ongoing basis and are based on historical experience and other factors that are considered to be relevant to the circumstances. Actual results may differ from those estimates.

Our actual results may differ from these estimates. In order to provide an understanding of how we apply our judgments and estimates about certain future events, including the assumptions underlying our estimates, and the sensitivity of those judgments to different variables and conditions, we describe below our critical accounting policies:

Deferred income tax and social contribution

We recognize deferred assets and liabilities based on temporary differences between the carrying amount presented in our financial statements and the tax base of our assets and liabilities, using the applicable tax rates in effect. We regularly revise our deferred tax assets as to possibility of recovery, considering historical profit generated and projected future taxable income based on a technical feasibility study which includes uncertainties inherent to such study.

Provisions for tax, civil and labor risks

We are party to various administrative and judicial proceedings. We constitute provisions to cover tax, civil and labor risks related to judicial proceedings for which the risk of loss is deemed to be probable and for which we can make an estimate of the amount at risk. The evaluation of the probability of loss is based on an analysis of available evidence, applicable law (including available case law), recent court decisions and their relevance to the legal system, as well as evaluation by legal counsel. For additional information on the provisions we recorded as of December 31, 2019, see “Item 8. Financial Information—A. Consolidated statements and other financial information—Legal Proceedings.”

Post-employment healthcare plan

Costs related to our post-employment healthcare plan are contingent on a series of factors determined using actuarial calculations, which in turn, are based on a series of financial and demographic assumptions, such as the discount rate, medical inflation and percentage adhesion to the plan.

Stock option plan, program for granting of restricted shares and strategy acceleration program

Our stock option plan, our program for granting of restricted shares, and our strategy acceleration program are measured at fair value at the grant date, and the expense is recognized in the statement of income during the vesting period against additional paid-in capital in shareholders’ equity. At the balance sheet dates, Management reviews the estimates as to the number of stock options/restricted shares and, where applicable, recognizes the effect arising from this review in the statement of income for the period against shareholders’ equity.

Provision for impairment loss

An impairment loss is identified when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of fair value less cost of disposal and value in use. Fair value less costs of disposal is calculated based on information available about similar assets sold or market prices less additional costs to dispose of the asset.

Value in use is calculated based on the discounted cash flow model. Cash flows are derived from a budget prepared for the following five to 10 years, according to the operating segment, and their projections consider the market’s expectations for operations, estimated investments and working capital, as well as other economic factors. The value in use is sensitive to the discount rate used under the discounted cash flow method, as well as the growth rate and perpetuity used for extrapolation purposes.

Trade receivables and provision for expected credit losses

The provision for expected credit losses on trade receivables from customers is estimated based on the weighted loss risk of each aging group. The characteristics of our trade receivables are:

•	immaterial financial component;

•	non-complex receivables portfolio; and

•	low credit risk.

We apply a simplified approach in calculating expected credit losses based on the lifetime credit loss at each reporting date. An estimated range was used using the weighted average of losses for the last 6 months. The calculation also considers the seniority of the independent beauty consultant’s length of relationship, and a division between renegotiated and non-renegotiated past due receivables. In addition, for the years ended December 31, 2018 and 2019, macroeconomic indicators did not have a significant impact in estimating the provision.

Upon adoption of IFRS 9, starting January 1, 2018, we concluded that the methodology described above was in line with the expected credit losses model of IFRS 9, therefore, the initial adoption IFRS 9 did not have a material impact in the estimation of the provision for expected credit losses on accounts receivable from customers that we currently apply.

Provision for inventory losses

The provision for inventory losses is calculated using a method that contemplates discontinued products, products with slow turnover, products expired and nearing expiration and products that do not meet quality standards.

New standards, interpretations and amendments adopted in 2018

IFRS 15 – Revenue Recognition

IFRS 15 was issued in May 2014, and amended in April 2016. IFRS 15 affects any entity entering into contracts with customers, unless those contracts fall within the scope of certain other standards such as insurance contracts, financial instruments or lease contracts. IFRS 15 supersedes the revenue recognition requirements under IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, and the majority of other industry-specific guidance. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The standard provides a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and thresholds under the standard have been introduced, which may affect the amount or timing of revenue recognized.

We adopted IFRS 15 as of January 1, 2018 using cumulative effect method. This adoption resulted in a recognition of deferred revenue related to our loyalty program (points campaign) and performance recognition of programs and events, as well as a reclassification of penalties and additional charges for late payments from operating expenses to net revenue, which were considered variable. These effects have positively impacted our net revenue, negatively impacted our operating expenses and positively impacted our financial results in the amount of R$171.4 million, R$177.8 million and R$6.5 million, respectively, in the fiscal year ended December 31, 2018.

IFRS 9 – Financial Instruments

In May 2014, the IASB issued IFRS 9 relating to the classification and measurement of financial instruments. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and this approach replaces the previous requirements of IAS 39. The approach in IFRS 9 is based on how an entity manages its financial assets (i.e., its business model) and the contractual cash flow characteristics of those financial assets. IFRS 9 also amends the impairment criteria by introducing a new expected credit losses model for calculating impairment on financial assets and commitments to extend credit. Further, IFRS 9 includes new hedge accounting requirements that align hedge accounting more closely with risk management. These new requirements do not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness but do allow for more hedging strategies to be used for risk management to qualify for hedge accounting and for more judgment by management in assessing the effectiveness of those hedging relationships. Extended disclosures with respect to risk management activity for those choosing to apply the new hedge accounting requirements will also be required under the new standard.

We adopted IFRS 9 with the initial application date of January 1, 2018. The adoption of the expected credit loss requirements of IFRS 9 did not have a material impact on our consolidated financial statements.

The adoption of the classification and measurement of financial instruments requirements of IFRS 9 had an impact in the classification of cash and banks as fair value through profit or loss and of Certificates of Bank Deposits as amortized cost.

It should be noted that the consolidated financial information as of and for the fiscal year ended December 31, 2017 does not reflect the adoption of IFRS 15 – Revenue from Contracts with Customers and IFRS 9 – Financial Instruments beginning on January 1, 2018.

IAS 29- Financial Reporting in Hyperinflationary Economies

Additionally, starting from July 2018, Argentina has been considered a hyperinflationary economy. We have a subsidiary based in Argentina, consequently, as required by IAS 29- Financial Reporting in Hyperinflationary Economies, the operating results of the subsidiary Natura Argentina must be disclosed as highly inflationary starting from July 1, 2018 (start of the period in which a hyperinflationary scenario was identified).

In addition, non-monetary items and income statement balances were restated to reflect the terms of the measuring unit current at the end of the reporting exercise. The balances were calculated by applying the changes on the index from the initial recognition date to the reporting date.

The translation of the balance sheet and income statement balances into the reporting currency Brazilian reais were based on the closing rate of the reporting period.

In the fiscal year ended December 31, 2019, the application of IAS 29 resulted in: (i) a negative impact on the financial income (expenses) of R$13.9 million (R$25.1 million at December 31, 2018); and (ii) a negative impact on net income for the year of R$68.9 million (R$64.3 million at December 31, 2018).

The conversion of statement of income at the exchange rate on the reporting date, instead of average monthly exchange rate of the year, resulted in a positive impact on other comprehensive income for the fiscal year ended December 31, 2019 of R$17.7 million (R$19.1 million on December 31, 2018).

For further information, see note 3.3.1 of our consolidated financial statement for the year ended December 31, 2019.

New standards, interpretations and amendments adopted in 2019

IFRS 16 – Leases

The IASB issued IFRS 16 to replace IAS 17 “Leases.” This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures by lessors.

We adopted IFRS 16 from its effective date on January 1, 2019. For lease agreements meeting the IFRS 16 recognition criteria, we recognized rights-of-use assets and lease liabilities of R$1,949.7 million, as of January 1, 2019, using the modified retrospective transition method with cumulative effect on January 1, 2019. For further information, see note 3.29 to our audited consolidated financial statements included elsewhere in this annual report.

IFRIC 23 – Uncertainty over Income Tax Treatments

On June 7, 2017, the IFRS Interpretations Committee (IFRS IC) issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12-Income taxes, are applied when there is uncertainty over income tax treatments. In this situation, we recognize and measure our current or deferred tax assets or liabilities by applying IAS 12 based on our taxable profit or loss, the tax bases of assets and liabilities, unused tax losses and credits and tax rates. This interpretation became effective for annual periods beginning on January 1, 2019 and did not have a significant impact on our financial statements.

New Accounting Standards issued but not yet effective

For a description of the impacts of new accounting standards issued but not yet effective, see note 3.28 to our audited consolidated financial statements included elsewhere in this annual report.

Principal Factors Affecting Our Results of Operations

Macroeconomic Environment

Our results of operations are dependent, to a large extent, on the level of demand for our products in the countries in which we operate. Demand for our products in those countries is affected by the performance of their respective economies in terms of GDP, as well as prevailing levels of employment, inflation and interest rates. Our results are affected in particular by the economic environment of Brazil, and The Body Shop’s results are substantially affected by the economic environment in the United Kingdom.

In addition, the recent COVID-19 outbreak is spreading quickly and could have a significant effect on demand in 2020. Business operations across Asia, Europe and the United States are being affected by factory disruptions and closures, quarantined workers and shortages of components, with a direct impact on the availability of goods and services. These disruptions to global supply chains could impact businesses generally and weaker demand from consumers. The effects cannot be foreseen and could lead to a global economic slowdown in 2020.

See also “Item 3. Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate.”

Brazil

The Brazilian economic environment has historically been characterized by significant variations in economic growth, inflation, interest and currency exchange rates. A significant portion of our operations are located in Brazil. As a result, our revenues and profitability are affected by political and economic developments in Brazil, and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in Brazil. Our operations, and the industry in general, may be affected by changes in economic conditions.

Brazil is the largest economy in Latin America, as measured by GDP. The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the periods indicated.

	For the Fiscal Year Ended December 31,
	2019		2018		2017
GDP growth		1.1%		1.3%		1.3%
Inflation (IGP-M)		7.3%		7.5%		(0.5)%
Inflation (IPCA)(1)		4.3%		3.7%		2.9%
Interbank rate – CDI (2)		6.0%		6.4%		9.9%
Long-term interest rates (average)(3)		5.6%		7.0%		7.0%
Exchange rate at the end of the period per U.S.$1.00	R$	4.031	R$	3.875	R$	3.308
Average exchange rate per U.S.$1.00	R$	3.946	R$	3.656	R$	3.193
Appreciation (depreciation) of the real against the U.S. dollar (4)		(4.0)%		(17.1)%		(1.5)%

Sources: IBGE, Brazilian Central Bank, B3 and FGV.

(1)	IPCA is a consumer price index calculated by IBGE.

(2)	CDI refers to the average overnight interbank loan rates in Brazil, accumulated during the corresponding period.

(3)	The Brazilian long-term interest rate (taxa de juros de longo prazo) (“TJLP”) is the rate applicable to long-term loans by BNDES, as of the period end.

(4)	Comparing the PTAX exchange rate at the end of the last day of the period with the day immediately prior to the first day of the period discussed. The PTAX is the exchange rate calculated at the end of each day by the Brazilian Central Bank. It is the average rate of all business conducted in U.S. dollars on the determined date in the interbank exchange market.

General economic stability in Brazil, following the onset of the global financial crisis in 2009, allowed the Brazilian Central Bank to continue its policy of reducing interest rates. Due to inflation and other general macroeconomics concerns, the Brazilian Central Bank began increasing interest rates, through the SELIC, a benchmark interest rate, reaching 10.00% at the end of December 31, 2013, 11.75% at the end of December 31, 2014 and 14.25% at the end of December 31, 2015. Following changes in economic and politic scenarios, the Brazilian Central Bank started to reduce interest rates since then, where the SELIC reached 13.75% as of December 31, 2016, 7.00% as of December 31, 2017 and 6.50% as of December 31, 2018 and 4.50% as of December 31, 2019. As of the date of this annual report, the SELIC rate was 3.75%.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. Unfavorable macroeconomic conditions in Brazil are expected to continue throughout 2020. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation known as “Lava Jato,” have negatively impacted the Brazilian economy and political environment.

In recent years, there has been significant political turmoil in connection with the impeachment of the former president (who was removed from office in August 2016) and with ongoing investigations of her successor (who left office in January 2019) as part of the ongoing “Lava Jato” investigations. In addition, political demonstrations in Brazil over the last few years have affected the development of the Brazilian economy and investors’ perceptions of Brazil. For example, street protests, which started in mid-2013 and continued through 2016, demonstrated the public’s dissatisfaction with a worsening Brazilian economy (including an increase in inflation and fuel prices as well as rising unemployment), and the perception of widespread corruption. Moreover, in October 2018, presidential elections were held in Brazil, and Mr. Jair

Bolsonaro won the election and took office on January 1, 2019. In this context, we cannot predict which policies the new administration may adopt or change during its term or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse effect on us or the price of our common shares. Furthermore, uncertainty over whether the Brazilian government will implement reforms and political uncertainty resulting from the presidential elections and the transition to a new government may have an adverse effect on our business, results of operations and financial condition.

Furthermore, Brazil’s federal budget has been in deficit since 2014. Similarly, the governments of Brazil’s constituent states are also facing fiscal concerns due to their high debt burdens, declining revenues and inflexible expenditures. While the Brazilian Congress has approved a ceiling on government spending that will limit primary public expenditure growth to the prior year’s inflation for a period of at least 10 years, local and foreign investors believe that fiscal reforms, and in particular a reform of Brazil’s pension system, which was approved in the fourth quarter of 2019, will be critical for Brazil to comply with the spending limit. Diminished confidence in the Brazilian government’s budgetary condition and fiscal stance could result in downgrades of Brazil’s sovereign debt by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the real and an increase in inflation and interest rates, thus adversely affecting our business, results of operations and financial condition.

Any deterioration in Brazil’s rate of economic growth, changes in interest rates, the unemployment rate or price levels generally may limit the availability of credit, income and purchasing power of our customers, thereby adversely affecting demand for our products.

The United Kingdom

The Body Shop operation is primarily active in the United Kingdom (U.K.). On January 31, 2020 the UK ceased to be a member of the EU on withdrawal terms which establish a transition period until December 31, 2020 during which the UK will be treated as if it were still a member of the EU. Although the withdrawal agreement foresees the possibility to extend the transition period for one or two more years after January 31, 2020, this is not automatic and the UK has enshrined the December 31, 2020 date in domestic legislation passing the withdrawal agreement as the end of the transition period, signaling a current desire not to extend it. Uncertainly remains around the terms of the UK's relationship with the EU at the end of the transition period. If the transition period were to end without a comprehensive trade agreement, the UK’s and Europe’s economic growth may be negatively impacted. The uncertainty regarding and terms of the UK’s future relationship with the EU, as well as any adverse effect which it may have on the UK, the EU and the wider global economy could adversely affect global economic or market conditions and investor confidence. This could, in turn, have a material adverse effect on our operations, financial condition and prospects and/or the market value of our securities.

Economic growth slowed from early 2017 due in part to the effects of Brexit-related uncertainties on business investments and confidence and higher inflation generated by a weaker sterling pound. The economy strengthened in the last quarter of 2018, helped by a recovery in consumer spending and supported by warm weather, rising earnings growth and slowing inflation.

According to the UK’s Office for National Statistics, GDP stagnated between October and the end of December 2019. This was in part due to delays around the originally planned departure dates of the UK from the EU in March and October 2019. Annual GDP growth was estimated to have increased to 1.4% in 2019, slightly above the 1.3% growth rate recorded in 2018. Brexit-related uncertainty could continue to hinder business in the U.K. Business and industries may also be affected by possible increased trade barriers on their business.

Inflation

While minor variations in the rate of inflation can be passed on to our customers with no impact on the demand for our products and services, we believe that a significant increase in the rate of inflation may adversely affect demand for our products in that it may (i) adversely affect consumer confidence; and (ii) adversely affect consumers’ purchasing power.

In addition, a significant part of our costs and expenses are incurred in reais and adjusted when our suppliers or service providers increase their prices. In Brazil, our service providers in general use the IPCA index to adjust their prices, while our suppliers use the National Consumer Price Index (Índice Nacional De Preços Ao Consumidor), disclosed by IBGE, or INPC, the National Consumer Price Index, disclosed by FGV, or IGP-M, or the variation in the price of certain commodities, in order to adjust their prices according to the inflation. For operations in the United Kingdom, we have experienced low inflation, driven largely by falling oil prices and the strength of the pound sterling keeping down the costs of imports. However, the sharp fall in the value of the pound sterling since the vote to leave the EU means that imports have become more expensive, and inflation has risen.

Our gross revenue is also indirectly affected by inflation, since in general we transfer part of our cost increases to our consumers through price increases.

Foreign Exchange

The increase or decrease in value of the real against the U.S. dollar and the euro affected and will continue to affect the results of our operations, particularly with regards to: (1) the changes in raw material costs and imported goods or those linked to U.S. dollars; (2) our loans in foreign currency; (3) costs of products sold in reais to our companies operating in Argentina, Chile, Peru, Mexico, Colombia, United States and France; (4) our operations in Australia, Asia, Europe and the United States through Aesop; and (5) our operations in approximately 73 countries through The Body Shop, primarily related and limited to the translation of financial information to real. Certain of our receivables and financial obligations assumed are denominated in foreign currencies.

Natura Cosméticos

Natura Cosméticos follows a Foreign Exchange Protection Policy which establishes maximum risk limits. Natura Cosméticos currently manages its foreign exchange risk exposure by individual business units. Natura &Co Holding manages this risk on a combined basis. Natura Cosméticos performs sensitivity analysis, on a quarterly basis, on its foreign exchange risk exposure, considering the balances of foreign currency denominated accounts receivable and payable recorded in the consolidated financial statements, as well as future cash flows commitments denominated in foreign currency, with an average term of six months. An exposure limit is determined based on a percentage of the forecasted net profit, and Natura Cosméticos hedges at minimum its net exposure exceeding such limit. In order to do so, Natura Cosméticos enters into derivative contracts such as “swap” and “forwards” (Non-Deliverable Forwards, or NDFs).

In addition, Natura Cosméticos’s policy is to hedge its exposure arising from loans denominated in a currency different from the functional currency of the corresponding entity. In order to hedge this exposure, Natura Cosméticos has historically entered into derivative contracts which are accounted for under hedge accounting.

The Body Shop

Due to its international sales and cost of sales denominated in different currencies, The Body Shop is exposed to fluctuations of main currencies versus the pound sterling that can impact The Body Shop’ results. In order to mitigate currency risk, The Body Shop adopts a conservative approach of hedging before the year-end a significant portion of annual foreign exchange exposures for the following year, through forward purchases or sales contracts. Foreign exchange exposure is identified for the following year on the basis of the operating budgets of each subsidiary, however a material proportion of our foreign exchange exposure is connected to The Body Shop. These requirements are then reviewed regularly throughout the year in progress. The Body Shop International Limited is the finance company of The Body Shop Group and provides working capital intercompany financing to all its subsidiaries in their local currencies. The Body Shop hedge the foreign exchange risk arising on financing activity using foreign exchange swaps dealt with external financial counterparties.

Interest rates

We are exposed to interest rate risk as a result of certain financial investments, short- and long-term loans and financing. We normally maintain exposures to the interest rates on assets and liabilities linked to post fixed rates. The financial investments, loans and financing, except for those contracted in TJLP, are adjusted by post-fixed CDI, according to the agreements executed with financial institutions and through trading of securities in the market.

We also contracted certain derivative financial instruments to mitigate exposure to interest rate other than CDI regarding our loans and financing agreements.

Other Factors

In addition, our results of operations have been influenced and will continue to be influenced by the following key factors:

•	acquisitions, partnerships and corporate restructurings;

•	demand for cosmetics;

•	seasonality;

•	hedging transactions (as discussed under “Item 11. Quantitative and Qualitative Disclosures About Market Risk”);

•	trade barriers in North America, Europe and other markets;

•	the growth rate of GDP in the countries where we operate, which can impact the demand for our services and, consequently, our distributed volumes and sales;

•	the tax policies adopted by the governments of the countries in which we operate;

•	cross-border commercial regulations; and

•	developments with respect to the Covid-19 pandemic in Brazil and globally (see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industries in Which We Operate—Our business, operations and results may be adversely impacted by COVID-19” and “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments”).

Operating Results

The following discussion of our results of operations is based on the financial information derived from Natura &Co Holding’s audited consolidated financial statements prepared using the predecessor method of accounting and in accordance with IFRS as issued by the IASB. In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, as applicable, except otherwise indicated.

Unless otherwise indicated, in the discussion that follows, references to 2019, 2018 and 2017 are to the years ended December 31, 2019, 2018 and 2017, respectively.

Overview

The following table shows our key consolidated financial information for the periods indicated.

	As of and for the Fiscal Year Ended December 31,
	2019		2018		2017
	(in millions of R$, except number of shares and per share amounts)
Shareholders’ equity		3,362.3		2,574.1		1,634.7
Total assets		21,184.5		15,379.5		14,957.5
Net revenue		14,444.7		13,397.4		9,852.7
Net income for the year		155.5		548.4		670.3
Units of shares (excluding treasury stock) (1)		865,660,042		861,455,004		860,817,516
Book value per share (R$/unit)	R$	3.88	R$	2.99	R$	1.90

(1)	Adjusted to reflect the distribution of bonus shares undertaken on September 17, 2019 which resulted in the issuance of new shares at a ratio of one share per one share outstanding of Natura Cosméticos.

For the fiscal year ended December 31, 2019, 43.5% (45% in 2018) of our net revenue derived from our Brazil segment, primarily from the sale of products to our independent beauty consultants. The number of our independent beauty consultants and their productivity are the main drivers of our gross operating revenue. Our revenue denominated in foreign currency originates from direct sales of products with the brands Natura, The

Body Shop and Aesop in the countries in which we operate in addition to the exports made to our distributor in Bolivia and to duty-free stores.

We recorded net income of R$155.5 million for the fiscal year ended December 31, 2019, compared to net income of R$548.4 million for the fiscal year ended December 31, 2018. The principal factor affecting our net income for the fiscal year ended December 31,2019 was mainly the taxes imposed on the formation of Natura &Co Holding as a result of the Natura Cosméticos shares contribution by the controlling shareholders to Natura &Co Holding, transaction costs related to the Avon acquisition and a higher effective income tax rate.

We recorded net income of R$548.4 million for the fiscal year ended December 31, 2018 compared to net income of R$670.3 million for the fiscal year ended December 31, 2017. The principal factors affecting our net income in the fiscal year ended December 31, 2018 were (1) higher depreciation expenses (one full year of depreciation from The Body Shop in 2018, as opposed to four months in 2017), and (2) an increase in net financial expenses (as set forth under “—Results for the Fiscal Year Ended December 31, 2018 Compared to the Fiscal Year Ended December 31, 2017”), partially offset by the lower income tax expenses resulting from the lower effective income tax rate in 2018.

Results for the Fiscal Year Ended December 31, 2019 Compared to the Fiscal Year Ended December 31, 2018

The following table sets forth our consolidated financial information for the fiscal years ended December 31, 2019 and 2018.

	For the Fiscal Year Ended December 31,
	2019	2018	Variation
	(in millions of R$)
Net revenue	14,444.7	13,397.4	7.8%
Cost of sales	(4,033.5)	(3,782.8)	6.6%
Gross profit	10,411.2	9,614.6	8.3%

Operating (Expenses) Income
Selling, marketing and logistics expenses	(6,395.6)	(5,828.7)	9.7%
Administrative, research and development, technology and other project expenses	(2,405.6)	(2,251.3)	6.9%
Impairment losses on trade receivables	(209.5)	(237.9)	(11.9%)
Other operating income (expenses), net	(49.3)	(40.0)	23.4%
	(9,060.0)	(8,357.9)	8.4%

Financial income	1,955.8	2,056.4	(4.9%)
Financial expenses	(2,795.9)	(2,639.7)	5.9%
	(840.1)	(583.3)	44.0%

Taxes on Natura &Co Holding formation	(206.6)	—	n/a

Net income before income tax and social contribution	304.6	673.4	(54.8%)
Income tax and social contribution	(149.1)	(125.0)	19.3%
Net income for the year	155.5	548.4	(71.6%)

Net revenue

	For the Fiscal Year Ended December 31,
	2019	2018	Variation
Operating segments	(in millions of R$)
Natura Brasil	6,260.8	6,022.2	4.0%
Natura LATAM	2,742.5	2,415.7	13.5%
The Body Shop	4,129.3	3,886.0	6.3%
Aesop	1,303.0	1,064.0	22.5%
Natura others	9.1	9.5	(4.2%)
Net revenue	14,444.7	13,397.4	7.8%

Our consolidated net revenue increased by 7.8% to R$14,444.7 million for 2019, from R$13,397.4 million for 2018, as a result of accelerated growth in Aesop, as well as steady growth across the other brands.

The following is a discussion of our main segments:

Sales in the domestic market

Natura Brasil’s net revenue increased by 4.0%, to R$6,260.8 million for 2019, from R$6,022.2 million for 2018, primarily due to (1) sales increases across all channels and categories; (2) one of the strongest fourth quarter sales in recent years due to a successful Christmas campaign; (3) an increase of 3.2% in the number of independent beauty consultants, reaching 1.1 million in 2019, as well as an increase in consultant productivity (which is measured as gross sales divided by the average number of consultants for a given period, divided by the same metric for the comparable period); (2) an increase in the average price per unit sold to R$18.0 in 2019 compared to R$16.4 for 2018, which was partially offset by a decrease in units sold of 5.4% to 347.4 million in 2019, from 367.4 million units sold in 2018.

In 2019, Natura Brazil further consolidated its relationship selling model, enhancing the digital capabilities of its independent beauty consultants. In 2019, over 900,000 independent beauty consultants in Brazil used the digital mobile platform, while 700,000 of these consultants had virtual consultant stores in Rede Natura, further increasing sales and their ability to reach customers. Natura Brazil also continued its omnichannel growth, with the launch of 22 owned retail stores in shopping malls, reaching 58 stores at the end of the 2019. In addition, 200 new “Aqui tem Natura” franchise stores opened in Brazil in 2019, bringing the total number of stores to approximately 400 at the end of 2019, twice as many as there were as of December 31, 2018.

Sales in foreign markets

•	Natura LATAM. Natura LATAM’s net revenue increased by 13.5%, to R$2.742,5 million for 2019, from R$2,415.7 million for 2018, primarily as a result of (1) a 19.0% increase in units sold to 167.9 million units for 2019 from 141.1 million units for 2018, led by increases in Argentina, despite its challenging hyperinflationary environment, as well as revenue growth in Colombia and Mexico; (2) a 6.9% increase in the average number of beauty consultants from 623.8 thousand in 2018 to 666.6 thousand in 2019; and (3) significant growth in consultant productivity as a result of a large scale implementation of our mobile platforms. The average price per unit sold decreased to R$16.3 in 2019 compared to R$17.1 in 2018.

Additionally in 2018, inflation in Argentina reached 100% accumulated over three years, which triggered our adoption of the following standards starting from the third quarter of 2018: (1) IAS 29 – Financial Reporting in Hyperinflationary Economies, which requires the restatement of the financial statements of an entity, whose functional currency is that of a hyperinflationary economy, in order to reflect the changes in the general pricing power of its currency and (2) IAS 21 – The Effects of Changes in Foreign Currency, whereby Argentina’s financial statements had to be translated from the Argentinean peso to the Brazilian real at the exchange rate at the end of the reporting period.

The impact of the adoption of both standards on net revenue was a decrease of R$4.5 million for 2019.

•	The Body Shop. The Body Shop’s net revenue increased by 6.3%, to R$4,129.3 million for 2019, from R$3,886.0 million for 2018. Net revenue increased primarily due to (1) steady revenue growth in the UK and Australia, which reported strong sales from the retail and at-home channels, and the impact of a 4% increase in the average exchange rate from pounds sterling to reais. The increase in net revenue was offset by the impact of the net closure of 67 underperforming stores (owned or franchised), which resulted in a total of 1,006 owned stores as of December 31, 2019 (compared to 1,037 as of December 31, 2018), and 1,862 franchised stores as of December 31, 2019 (compared to 1,898 as of December 31, 2018), and the decline in sales in Hong Kong due to recent political events.

•	Aesop. Aesop’s net revenue increased by 22.5% to R$1,303.0 million for 2019, from R$1,064.0 million for 2018, driven primarily by strong growth in sales in the Americas and Asia (particularly South Korea, Taiwan and Japan), and in digital sales. Net revenue was also impacted by a 0.6% increase in the average exchange rates from Australian dollars to reais. There were 247 signature stores as of December 31, 2019, a net increase of 20 stores from 227 stores as of December 31, 2018. The number of department stores increased to 99 as of December 31, 2019 from 92 stores as of December 31, 2018.

Cost of sales

Cost of sales increased by 6.6%, to R$4,033.5 million for 2019, from R$3,782.8 million for 2018, and represented 27.9% and 28.2% of net revenue for 2019 and 2018, respectively.

The following table shows the cost components of sales for the periods indicated:

	For the Fiscal Year Ended December 31,
	2019	2018	Variation
	(in millions of R$)
Raw material for products and packages(1) and resale products(2)	3,457.5	3,223.4	7.3%
Personnel expenses	293.4	276.8	6.0%
Depreciation and amortization	57.4	65.2	(12.0%)
Other costs(3)	225.2	217.4	3.6%
Cost of sales	4,033.5	3,782.8	6.6%

(1)	Particularly plastic, glass, graphics and fragrance bottles.

(2)	Products manufactured by third parties, including soaps, hair products and others.

(3)	“Other costs” include electricity, water, gas, computer services and others.

With respect to our main reporting segments:

•	For 2019, Natura Brasil accounted for 48.4% of our total cost of sales. Natura Brasil’s cost of sales increased by 3.1%, to R$1,953.9 million for 2019, from R$1,895.9 million for 2018. This increase is in line with our revenue growth in 2019. As a percentage of net revenue, cost of sales remained stable at 31.2% for 2019, compared to 31.5% for 2018.

•	For 2019, Natura LATAM accounted for 24.3% of our total cost of sales. Natura LATAM’s cost of sales increased by 19.0% to R$981.5 million for 2019, from R$824.8 million for 2018, representing 35.8% and 34.1% of net revenue for 2019 and 2018, respectively. This increase was mainly due to an increase in units sold of 19.0% and the impact of hyperinflation in Argentina in the amount of R$43.2 million for 2019.

•	For 2019, The Body Shop accounted for 24.0% of our total cost of sales, which is substantially the cost of finished goods manufactured by third parties. At The Body Shop, cost of sales increased by 2.8% to R$969.7 million for 2019, from R$943.5 million for 2018, primarily due to an increase in the foreign exchange effect on the exchange rate of the pound sterling to reais.

•	For 2019, Aesop represented 3.0% of our total cost of sales, which is substantially the cost of finished goods manufactured by third parties. At Aesop, cost of sales increased by 6.0%, to R$123.0 million for 2019, from R$116.1 million for 2018 and represented 9.4% and 10.9% of net revenue for 2019 and 2018, respectively. The increase in cost of sales is primarily due to an increase in unit sales, from 10.3 million in 2018 to 10.8 million in 2019.

Gross profit

As a result of the foregoing, consolidated gross profit increased by 8.3%, to R$10,411.2 million for 2019, from R$9,614.6 million for 2018. Our consolidated gross margin, which we calculate as gross profit divided by net revenue, expressed as a percentage, remained stable at 72.1% for 2019, and 71.8% for 2018. For Natura Brasil, Natura LATAM, The Body Shop and Aesop, the gross margin for 2019 was 68.8% (68.5% for 2018), 64.2% (65.9% for 2018), 76.5% (75.7% for 2018) and 90.6% (89.1% for 2018), respectively.

Operating expenses

Consolidated operating expenses increased by 8.4%, to R$9,060.0 million for 2019, compared to R$8,357,9 million for 2018, primarily due to the factors listed below.

Selling, marketing and logistics expenses

Consolidated selling, marketing and logistics expenses increased by 9.7%, to R$6,395.6 million for 2019, compared to R$5,828.7 million for 2018. As a percentage of net revenue, selling, marketing and logistics expenses amounted to 44.3% for 2019, compared to 43.5% for 2018. This increase of R$566.9 million was primarily due to (1) an increase of R$148.0 million in Natura LATAM’s selling, marketing and logistics expenses to R$1,156.4 million in 2019, as compared to R$1,008.4 million in 2018, as a result of its continued investment in improving operational efficiency; (2) an increase in selling, marketing and logistics expenses at Aesop for 2019 to R$678.1 million compared to R$476.3 million in 2018; and (3) an increase in depreciation and amortization to R$766.5 million in 2019 compared to R$230.0 million in 2018, as a result of the adoption of a new lease standard (IFRS 16) and the opening of new stores during the year.

Administrative, research and development, technology and other project expenses

Administrative, research and development, technology and other project expenses increased by 6.9%, to R$2,405.6 million for 2019 from R$2,251.3 million for 2018. As a percentage of net revenue, administrative, research and development, technology and other project expenses remained stable at 16.7% for 2019 compared to 16.8% for 2018. This increase of R$154.3 million was primarily due to an increase of R$186.7 million in personnel expenses due to an increase of 46.4% in expenses related to stock option plans as a result of the granting of new plans, the underlying share prices on the grant date for stock options and pension plan cost reversals during 2018.

Other operating income (expenses), net

Other operating expenses net, increased to R$49.3 million for 2019 from R$40.0 million for 2018. This change was primarily due to expenses arising from the acquisition of Avon, totaling R$141.3 million for 2019. These effects were partially offset by (1) the recognition of a tax credit of R$42.3 million for 2019 as a result of a reversal of provisions due to the revision of the likelihood of loss in certain states; (2) the recognition of R$43.0 million from recovered tax credits related to changes in the tax position taken on PIS/COFINS for 2019; and (3) the reversal of provisions regarding the substitution of the ICMS tax totaling income of R$21.4 million for 2019.

Net financial result

Net financial expenses totaled R$840.1 million for 2019, compared to R$583.3 million for 2018, primarily due to (1) debt structuring expenses for the acquisition of Avon totaling R$115.8 million for 2019; and (2) additional expenses related to interest on leases of R$134.6 million arising mainly as a result of the adoption of IFRS 16.

Taxes on Natura &Co Holding formation

Taxes on Natura &Co Holding formation refer to income taxes of R$206.6 million paid in relation to the contribution of Natura Cosméticos shares by controlling shareholders to Natura &Co Holding as part of the Corporate Restructuring that took place in order to effect the Avon acquisition. For further information, see note 11 to our audited consolidated financial statements included elsewhere in this annual report.

Income tax and social contribution expenses

Income tax and social contribution expenses increased to R$149.1 million for 2019 from R$125.0 million for 2018, primarily due to (1) a higher effective tax rate of 29.2% for 2019 compared to 18.6% for 2018.

Net Income

For the reasons described above, net income decreased to R$155.5 million (1.1% of net revenue) for 2019, compared to R$548.4 million (4.1% of net revenue) for 2018.

Results for the Fiscal Year Ended December 31, 2018 Compared to the Fiscal Year Ended December 31, 2017

The following table sets forth consolidated financial information for the fiscal years ended December 31, 2018 and 2017.

	For the Fiscal Year Ended December 31,
	2018	2017	Variation
	(in millions of R$)
Net revenue	13,397.4	9,852.7	36.0%
Cost of sales	(3,782.8)	(2,911.1)	29.9%
Gross profit	9,614.6	6,941.6	38.5%

Selling, marketing and logistics expenses	(6,066.6)	(4,198.7)	44.5%
Administrative, research and development, technology and other project expenses	(2,251.3)	(1,535.9)	46.6%
Other operating (expense) income, net	(39.9)	151.7	n.m.(1)
	(8,357.9)	(5,583.0)	49.7%

Financial income	2,056.4	604.4	240.2%
Financial expenses	(2,639.7)	(991.8)	166.2%
Net financial result	(583.3)	(387.4)	50.5%

Net income before income taxes	673.4	971.2	(30.7%)
Income tax and social contribution	(125.0)	(300.9)	(58.5%)
Net income	548.4	670.3	(18.2%)

(1)	Not meaningful.

Net revenue

	For the Fiscal Year Ended December 31,
	2018	2017	Variation
	(in millions of R$)
Operating segments
Natura Brasil	6,022.2	5,574.9	8.0%
Natura LATAM	2,415.7	2,108.2	14.6%
The Body Shop	3,886.0	1,456.6	166.8%
Aesop	1,064.0	706.4	50.6%
Natura others	9.5	6.6	43.9%
Net revenue	13,397.4	9,852.7	36.0%

Our consolidated net revenue increased by 36.0%, to R$13,397.4 million for 2018, from R$9,852.7 million for 2017, primarily due to (1) the consolidation of The Body Shop, starting from September 2017, which contributed to net revenue in the amount of R$3,886.0 million for 2018 and R$1,456.6 million for 2017 (a period of four months only, from September through December); (2) strong growth of Natura Brasil and Natura LATAM; and (3) accelerated growth of our Aesop operations.

The following contains a discussion of our main segments:

Sales in the domestic market

Natura Brasil’s net revenue increased by 8.0%, to R$6,022.2 million for 2018, from R$5,574.9 million for 2017, primarily due to (1) an increase of 6.7% in units sold to 346.0 million for 2018 from 324.4 million for 2017 mainly driven by the implementation of the relationship selling model, our strategy of focusing on key categories, and further advancement and increased penetration of our digital platform available to Natura independent beauty consultants; and (2) the impact of R$171.4 million due to the adoption of IFRS 15 –

Revenue from Contracts with Customers, which accounts for additional charges and penalties for late payments by independent beauty consultants as variable components received in exchange for the transfer of goods. In 2017, these transactions were recognized as recovery of selling expenses. The average price per unit sold remained stable at R$17.4 for 2018, compared to R$17.2 for 2017.

In 2018, Natura further consolidated its relationship selling model, enhancing the digital capabilities of its independent beauty consultants. In Brazil, over 630,000 independent beauty consultants use the digital mobile platform. Natura also continued its omnichannel growth, with the launch of 17 owned retail stores in shopping malls, reaching 36 stores at the end of the year. Additionally, over 400,000 independent beauty consultants do business over the internet via the Rede Natura (Natura Network).

Sales in foreign markets

•	Natura LATAM. Natura LATAM’s net revenue increased by 14.6%, to R$2,415.7 million for 2018, from R$2,108.2 million for 2017, primarily due to (1) an increase of 11.3% in units sold to 141.1 million for 2018 from 126.8 million for 2017, supported by sales growth across all Latin American countries where we operate; (2) an increase in the average number of independent beauty consultants of 9.8%, reaching 623.8 thousand; (3) acceleration of our digital strategy; (4) implementation of the relationship selling model in Chile and Peru; (5) an increase of R$40.9 million for 2018, as a result of the adoption of IFRS 15 – Revenue from Contracts with Customers – in 2018, which accounts for charges and penalties for late payments by independent beauty consultants as variable components received in exchange for the transfer of goods, while in 2017 such charges were recognized as a recovery of selling expenses; and (6) adoption by over 200,000 independent beauty consultants of our digital mobile platform; and (7) online sales growth, with over 100,000 independent beauty consultants conducting business over the internet through Rede Natura.

Additionally in 2018, inflation in Argentina reached 100% accumulated over three years, which triggered our adoption of the following standards: (1) IAS 29 – Financial Reporting in Hyperinflationary Economies, which requires the restatement of the financial statements of an entity, whose functional currency is that of a hyperinflationary economy, in order to reflect the changes in the general pricing power of its currency and (2) IAS 21 – The Effects of Changes in Foreign Currency, whereby Argentina’s financial statements had to be translated from the Argentinean peso to the Brazilian real at the exchange rate at the end of the reporting period (December 31, 2018). The impact on net revenue of both standards for 2018 was a reduction of R$44.5 million.

•	The Body Shop. The Body Shop’s net revenue increased by 166.8%, to R$3,886.0 million for the year ended December 31, 2018 from R$1,456.6 million for 2017 (in the period from September to December 2017), primarily due to consolidation of The Body Shop starting from September 2017. As of December 31, 2018, The Body Shop had 1,037 owned stores (compared to 1,099 as of December 31, 2017) and 1,898 franchised stores (compared to 1,950 as of December 31, 2017).

•	Aesop. Aesop’s net revenue increased by 50.6% to R$1,064.0 million for 2018 from R$706.4 million for 2017, primarily due to: (1) strong growth in channels and geographies, particularly in Asia, Aesop’s biggest market, where digitalization penetration increased; (2) signature store sales like-for-like growth of 17.8% (compared to December 31, 2017); and (3) an increase in the number of signature stores to 227 as of December 31, 2018 (compared to 209 as of December 31, 2017). The number of department stores stood at 92 as of December 31, 2018, a slight reduction from 95 stores as of December 31, 2017.

Cost of sales

Cost of sales increased by 29.9%, to R$3,782.8 million for 2018, from R$2,911.1 million for 2017, primarily due to: (1) consolidation of twelve months of The Body Shop’s financial information for 2018, totaling R$943.5 million, compared to four months of consolidation for 2017, contributing R$370.5 million to cost of sales; and (2) an increase in volume sold. These effects were partially offset by reduced depreciation and amortization expenses relating to our existing asset base.

Cost of sales represented 28.2% and 29.5% of net revenue for 2018 and 2017, respectively, mainly driven by lower discounts in our The Body Shop segment and the effect of IFRS 15 both at Natura Brasil and Natura LATAM.

The following table shows the cost components of products sold for the periods indicated, as well as the annual variation of each component:

	For the Fiscal Year Ended December 31,
	2018	2017	Variation
	(in millions of R$)
Raw material for products and packages(1) and resale products(2)	3,223.4	2,402.3	34.2%
Personnel expenses	276.8	261.9	5.7%
Depreciation and amortization	65.2	69.4	(6.1%)
Other costs(3)	217.4	177.4	22.5%
Cost of sales	3,782.8	2,911.1	29.9%

(1)	Particularly plastic, glass, graphics and fragrances.

(2)	Products manufactured by third parties, including soaps, hair products and others.

(3)	“Other costs” include electricity, water, gas, computer services and others.

With respect to our main reporting segments:

•	For 2018, Natura Brasil represented 50% of our total cost of sales. At Natura Brasil, cost of sales increased by 8.3%, to R$1,895.9 million for 2018, from R$1,750.1 million for 2017. This variation mainly resulted from an increase in units sold. As a percentage of net revenue, cost of sales remained stable at 31.5% for 2018, versus 31.4% for 2017.

•	For 2018, Natura LATAM represented 22% of our total cost of sales. At Natura LATAM, cost of sales increased by 16.5%, to R$824.8 million for 2018, from R$707.7 million for 2017, representing 34.1% and 33.6% of net revenue for 2018 and 2017, respectively. This increase was mainly due to the increase in units sold and higher import costs at Natura Argentina due to the depreciation of the Argentinian peso.

•	For 2018, The Body Shop represented 25% of our total cost of sales, which is substantially composed of the cost of finished goods manufactured by third parties. At The Body Shop, cost of sales increased by 154.7%, to R$943.5 million for 2018, from R$370.5 million for 2017 due to four months of consolidation of The Body Shop for 2017. The Body Shop’s cost of sales represented 24.3% of net revenue for 2018 and 25.4% for 2017.

•	For 2018, Aesop represented 3% of our total cost of sales, which is substantially composed of the purchase cost of resale products. At Aesop, cost of sales increased by 44.9%, to R$116.1 million for 2018, from R$80.1 million for 2017 and represented 10.9% and 11.3% of net revenue for 2018 and 2017, respectively. This increase primarily resulted from an increase in units sold, of 10.3 million for 2018, from 8.3 million for 2017.

Gross profit

Consolidated gross profit increased by 38.5%, to R$9,614.6 million for 2018, from R$6,941.6 million for 2017, primarily due to the consolidation of twelve months at The Body Shop in 2018, as opposed to four months in 2017. The Body Shop’s gross profit amounted to R$2,942.5 million for 2018, and R$1,086.0 million for 2017.

Consolidated gross margin, which we calculate as gross profit divided by net revenue, expressed as a percentage, increased to 71.8% for 2018, from 70.5% for 2017. For Natura Brasil, Natura LATAM, The Body Shop and Aesop, the gross margin for 2018 was 68.5% (68.6% for 2017), 65.9% (66.4% for 2017), 75.7% (74.6% for 2017) and 89.1% (88.7% for 2017), respectively.

Operating expenses

Consolidated operating expenses increased by 49.7%, to R$8,357.9 million for 2018, compared to R$5,583.0 million for 2017, primarily as a result of the variations described below for: (1) selling, marketing and logistics expenses; (2) administrative, research and development, IT and project expenses; and (3) other operating expenses.

Selling, marketing and logistics expenses

Consolidated selling, marketing and logistics expenses increased by 44.5%, to R$6,066.6 million for 2018, compared to R$4,198.7 million for 2017. This increase was primarily due to: (1) the consolidation of twelve months of The Body Shop in 2018, as opposed to four months in 2017; and (2) the adoption of IFRS 15 in 2018, which accounts for charges and penalties for late payments by independent beauty consultants as variable components received in exchange for the transfer of goods, while in 2017 such charges were recognized as a recovery of selling expenses at both Natura Brasil and Natura LATAM, thus increasing such expenses in 2018.

As a percentage of net revenue, selling, marketing and logistics expenses amounted to 45.3% for 2018, compared to 42.6% for 2017. The main effect is seen at The Body Shop, which in 2018 had a full year consolidated as opposed to four months in 2017, from September through December when revenues are higher due to seasonality.

Administrative, research and development, technology and other project expenses

Administrative, research and development, technology and other project expenses increased by 46.6%, to R$2,251.3 million for 2018 from R$1,535.9 million for 2017. This increase was primarily due to: (1) the consolidation of twelve months of The Body Shop in 2018, as opposed to four months in 2017; and (2) a higher retention plan provision at Aesop, reflecting its superior performance, as compared to 2017.

As a percentage of net revenue, administrative, research and development, technology and projects expenses increased to 16.8% for 2018 from 15.6% for 2017. This increase was primarily due to the consolidation of The Body Shop, which in 2018 had a full year of financial information consolidated as opposed to four months in 2017, from September through December, when revenues are higher due to seasonality.

Other operating (expenses) income, net

Consolidated other operating (expenses) income, net, changed to expenses of R$39.9 million for 2018 from income of R$151.7 million for 2017. This change was primarily due to: (1) expenses totaling R$98.5 million for 2018 related to the implementation of The Body Shop’s transformation plan, which includes initiatives such as brand rejuvenation, organization redesign, store footprint optimization, among others; (2) the reversal, in 2017, of a tax obligation to include ICMS in the calculation base of PIS and COFINS excise taxes, resulting in a positive impact of R$197.2 million; (3) reversal of IPI tax provision in 2017 (the provision was imposed by Decree No. 8,393/2015), resulting in a positive impact of R$133.6 million, as a result of a lower risk of loss on a legal case, based on recent favorable jurisprudence and judicial decisions in our favor as supported by our legal advisors; and (4) R$30.0 million in BNDES, FINAME and FINEP subsidies recorded for 2017, as opposed to nil for 2018 (refers to the reclassification of the subsidized loans interest expense as a result of the financial accounting pronouncement IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance). Such effects were partially offset by: (1) R$87.1 million in expenses related to acquisition of The Body Shop in 2017 (nil in 2018) and (2) R$38.8 million in tax contingencies recorded for 2017, as opposed to R$0.7 million for 2018.

Net financial result

Net financial expenses totaled R$583.3 million for 2018, compared to R$387.4 million for 2017, primarily due to: (1) Higher interest on financing of R$631.5 million for 2018 compared to R$387.7 million for 2017 (2) recognition of R$70.3 million beneﬁt stemming from a reduction in interest upon joining the Special Tax Regulation Program (PERT) established by Federal Law No. 13,496/17 in 2017; and (3) gain due to reversal of interest on provision for tax risks and tax liabilities and recognition of contingent asset of R$129.8 million for 2017 against a gain of R$89.2 million for 2018. This was offset by (1) a decrease in expenses with interest on provision for tax, civil and labor risks and tax liabilities to R$22.0 million for 2018 from R$89.8 million for 2017; and (2) financial costs associated with The Body Shop’s acquisition in the amount of R$102.5 million for 2017.

Income tax and social contribution expense

Income tax and social contribution expenses decreased to R$125.0 million for 2018 from R$300.9 million for 2017, primarily due to the decrease in net income before taxes to R$673.4 million for 2018 from R$971.2 million for 2017, and a lower effective income tax rate of 18.6% for 2018, versus 31.0% for the fiscal year ended December 31, 2017. The lower tax rate resulted from tax recoveries in Brazil, recognition of deferred tax credits at Natura Brasil and The Body Shop, and higher accrual of interest on equity.

Net Income

For the reasons described above, net income decreased to R$548.4 million (4.1% of net revenue) for 2018, compared to R$670.3 million (6.8% of net revenue) for 2017.

B.       Liquidity and capital resources

Overview

Our financial condition and liquidity are influenced by several factors, including:

•	our ability to generate cash flow from our operations;

•	the level of our outstanding indebtedness and related accrued interest, which affects our net finance expenses;

•	prevailing Brazilian and international interest rates, which affect our debt service requirements;

•	our ability to continue borrowing funds from Brazilian and international financial institutions and to obtain pre-export financing from certain customers;

•	our capital expenditure requirements; and

•	credit ratings, including factors that may materially influence credit ratings, implications of potential changes in ratings and in management’s expectations; and covenant compliance, including the implications arising from breaching financial or other covenants and our capacity for additional borrowing under our covenants.

Sources of Liquidity

Our cash needs have traditionally consisted of working capital requirements, servicing of our indebtedness, capital expenditures related to investments in operations, maintenance and expansion of plant facilities, as well as acquisitions. Our sources of liquidity have traditionally consisted of cash flows from our operations (which may vary according to the fluctuations of our operating income, cost of sales, operating expenses and financial results) and short- and long-term borrowings. We have financed acquisitions through third-party financing. We believe that, for the next twelve months, our current working capital is sufficient to satisfy our present needs. We expect to meet any potential shortfalls in our working capital needs through either short- and long-term borrowings or debt offerings in the domestic and international capital markets. Our principal source of financing for working capital and for investments in noncurrent assets are: (1) cash generated from our operating activities and (2) loans and financing.

Cash Flows

In the discussion that follows, references to 2019, 2018 and 2017 are to the fiscal years ended December 31, 2019, 2018 and 2017, respectively.

The following table shows our consolidated cash flows for the periods indicated.

	For the Fiscal Year Ended December 31,			Variation
	2019	2018	2017	2019/2018	2018/2017
	(in R$ millions)
Net cash provided by operating activities	1,300.4	844.3	990.7	54.0%	(14.8)%
Net cash (used)/provided in investing activities	(314.4)	389.1	(4,842.4)	(180.8%)	(108.1%)
Net cash provided/(used) by financing activities	2,312.4	(1,751.4)	4,453.4	(232.0%)	(139.3%)
Increase/(decrease) in cash and cash equivalents (1)	3,298.6	(478.1)	601.6	(789.9%)	(179.5%)
Cash and cash equivalents at the beginning of the period	1,215.0	1,693.1	1,091.5	(28.2%)	55.1%
Cash and cash equivalents at the end of the period	4,513.6	1,215.0	1,693.1	(271.5%)	(28.2)%

(1)	Includes the effect of exchange variation on cash and cash equivalents, as presented in the statement of cash flows.

As of December 31, 2019, consolidated cash and cash equivalents amounted to R$4,513.6 million compared to R$1,215.0 million for the fiscal year ended December 31, 2018. As of December 31, 2017, consolidated cash and cash equivalents amounted to R$1,693.1 million.

Net cash flow provided by operating activities

Net cash provided by operating activities amounted to R$1,300.4 million in 2019 compared to net cash provided by operating activities of R$844.3 million in 2018. This change was primarily due to higher net income for the period after adjustments for non-cash items, mainly due to an increase in depreciation and amortization of R$527.5 million as a result of the implementation of IFRS 16. While this new accounting standard positively impacted net cash flow provided by operating activities, it negatively impacted net cash provided by (used in) financing activities, as described further below.

Net cash provided by operating activities amounted to R$844.3 million in 2018 compared to R$990.7 million in 2017. This change was primarily due to an increase in income tax and social contribution paid and payment of interest on borrowings, financing and debentures compensated by an increase in adjustments to reconcile net income for the year adjusted by items reconciled to net cash flows and the decrease of settlement of derivatives financial instruments.

Net cash (used in) provided by investing activities

Net cash used in investing activities amounted to R$314.4 million in 2019, compared to cash provided by investing activities of R$389.1 million in 2018. This change was primarily due to a decrease in net redemptions of securities of R$7,345.4 million in 2019 from R$9,187.7 million in 2018, and an increase in the acquisition of property, plant and equipment and intangible assets to R$586.4 million in 2019 from R$485.0 million in 2018, offset by a decrease in investments in securities of R$7,161.5 million compared to R$8,483.7 million in 2018.

Net cash provided by investing activities amounted to R$389.1 million in 2018 compared to net cash used of R$4,842.4 million in 2017. This change was primarily due to a net redemption in securities of R$704.1 million in 2018, compared to a net investment of R$1,060.6 million in 2017, and Natura Cosméticos’ acquisition of The Body Shop, net of the cash acquired, in the amount of R$3,880.9 million in 2017.

Net cash provided by (used in) financing activities

Net cash provided by financing activities amounted to R$2,312.4 million in 2019, compared to cash used in financing activities of R$1,751.4 million in 2018. This change was primarily due to: (1) a decrease in amortization of loans, financing, and debentures to R$2,643.6 million in 2019 from R$6,552.2 million in 2018, due to the settlement of commercial promissory notes in 2018; (2) a capital contribution of R$206.6 million in 2019 by the controlling shareholders of Natura Cosméticos related to the Corporate Restructuring; (3) a net increase in new loans, financing, lease and debentures to R$5,346.1 million in 2019 from R$5,015.3 million in 2018 due to the issuance of a new promissory note in December 2019; (4) an increase of R$451.7 million in the payment of leases liabilities as a result of the adoption of IFRS 16; and (5) the receipt of R$52.7 million from the exercise of stock options.

Net cash used in financing activities reached R$1,751.4 million in 2018 compared to R$4,453.4 million provided by in 2017. This change primarily resulted from an increase in the amortization of loans, financings and debentures in 2018, which totaled R$6,552.2 million in 2018 and R$1,679.4 million in 2017, in addition to the decrease in new loans, financing, finance leases and debentures raised, totaling R$5,015.3 million in 2018 from R$6,391.0 million in 2017.

Capital Structure

Our shareholders’ equity amounted to R$3,362.3 million as of December 31, 2019, an increase of R$788.2 million compared to R$2,574.1 million as of December 31, 2018, primarily from (1) net income for the year, (2) the gain on the translation of foreign subsidiaries’ results of operations and cash flow hedges recognized in other comprehensive income and the effect of stock options and restricted stock unit plans. This increase was offset by the minimum mandatory dividend declared and interest on capital. Our shareholders’ equity amounted to R$2,574.1 million as of December 31, 2018, an increase of R$939.4 million compared to R$1,634.7 million for the corresponding period in 2017, primarily due to net income for the year, other comprehensive income mainly related to currency translation differences, compensated by distribution of minimum mandatory dividends and mandatory minimum interest on capital.

As of December 31, 2019, current and noncurrent borrowings, financing and debentures, including lease liabilities, totaled R$13,303.9 million, an increase of R$4,863.5 million compared to current and noncurrent borrowings, financing and debentures, including lease liabilities, from R$ R$8,440.4 million as of December 31, 2018, primarily due to the adoption of IFRS 16 and the issuance of promissory notes in the nominal amount of R$2.5 billion. As of December 31, 2018, current and noncurrent borrowings, financing and debentures, including lease liabilities, totaled R$8,440.4 million, a decrease of R$891.5 million compared to current and noncurrent borrowings, financing and debentures, including lease liabilities, of R$9,331.9 million as of December 31, 2017, primarily due to the amortization of outstanding debentures and loans, and the settlement of commercial promissory notes, which was partially offset by the issuance of debentures and notes.

Cash and cash equivalents and short-term investments amounted to R$5,539.4 million as of December 31, 2019, an increase of R$3,109.0 million compared to R$2,430.4 million as of December 31, 2018. Cash and cash equivalents and short-term investments amounted to R$2,430.4 million as of December 31, 2018, a decrease of R$1,240.0 million compared to R$3,670.4 million as of December 31, 2017.

The following table shows our sources of capital as of the dates indicated:

	As of December 31,
	2019	2018	2017
	(in millions of R$, except percentages)
Shareholders’ equity	3,362.3	2,574.1	1,634.7
Current and noncurrent borrowings, financing and debentures, including lease liabilities	13,303.9	8,440.4	9,331.9
Total source of capital	16,666.2	11,014.5	10,966.6
Shareholders’ equity(1)	20%	23%	15%
Current and noncurrent borrowings, financing and debentures(2)	80%	77%	85%

(1)	Shareholders’ equity divided by the total source of capital.

(2)	Current and noncurrent borrowings, financing and debentures, including lease liabilities, divided by total source of capital.

Indebtedness

Our main source of indebtedness consists of funds raised in order to finance our working capital needs, our investments in property, plant and equipment, as well as to finance the acquisition of Avon. See “—Main Financing Agreements—Promissory Notes” above. Currently, our loans and financings consist primarily of debenture and bond issuances, of funds raised outside of Brazil pursuant to Law No. 4,131, dated September 3, 1962 (as amended) ("Law No. 4,131”), financial commercial leasing, debentures, BNDES, and FINEP loans and certain loans relating to our international operations.

As of December 31, 2019, current and noncurrent borrowings, financing, debentures and bond issuances, including lease liabilities, totaled R$13,303.9 million, of which R$3,896.4 million was current and R$9,407.5 million was noncurrent. As of December 31, 2018, current and noncurrent borrowings, financing, debentures and bond issuances, including lease liabilities, totaled R$8,440.4 million, of which R$1,181.9 million was current and R$7,258.5 million was noncurrent. As of December 31, 2017, current and noncurrent borrowings, financing and debentures issuances, including lease liabilities, totaled R$9,331.9 million, of which R$4,076.7 million was current and R$5,255.2 million was noncurrent.

The table below shows the details of our debt instruments, in millions of R$, as of the dates indicated:

	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017	Currency	Maturity	Interest	Security/ Guarantee
	(in millions)
Local Currency
FINEP (Financing Agency for Studies and Projects)	102.0	135.6	148.2	Real	June 2023	Interest of 3.5% per year for the installment maturing in June 2023.	Guarantee of Natura Cosméticos S.A.
Debentures	4,251.2	4,680.7	3,779.8	Real	August 2024	Interest of 109% to 112% of the CDI and 1.4% + CDI, 1.75% + CDI, 1.00% + CDI and 1.15% + CDI, maturing in March 2020, September 2020, September 2021, September 2022 and August 2024.	None
Promissory Notes	2,883.4	—	3,792.5	Real	December 2020	2.00% + CDI (1)	Real guarantee of shares alienated from Natura Cosméticos S.A.
BNDES(6)	35.4	73.4	29.3	Real	Through September 2021	TJLP + interest of 0.5% per year to 3.96% per year and fixed-rate contracts of 3.5% per year to 5% per year (PSI).(2)	Bank-issued guarantee letter
BNDES EXIM(6)	—	—	418.0	Real	(i and ii) June 2018; (iii) November 2018	(i and ii) For 30% of the credit facility: SELIC rate + 0.4% per year; for 70% of the facility: Long-Term Interest Rate (TJLP). (iii) For 30% of the credit facility: SELIC rate; for 70% of the facility: Long-Term Interest Rate (TJLP)
						All facilities further include the BNDES basic remuneration (2% per year) and the Intermediary Bank remuneration.	Guarantee of Natura Cosméticos S.A.
BNDES – FINAME(6)	0.2	0.7	3.5	Real	Through March 2021	Interest of 4.5% per year + TJLP for contracts up to 2012, and for contracts executed as of 2013 fixed rate of 3% per year (PSI) (2) (d); Contracts from August 2014 to May 2016 at fixed rate of 6% per year to 10.5% per year	Fiduciary sale, guarantee of Natura Cosméticos S.A. and promissory notes
Financial lease	2,517.6	446.2	462.8	Real	August 2026	Interest of 9% per year + IPCA (3)	Fiduciary sale of assets object of lease contracts.
Working capital –International operation – Peru	—	21.0	21.4	Peruvian Sol	July 2019	Interest of 3.99% per year	Guarantee of Natura Cosméticos S.A.
Working capital – International operation – Mexico	31.8	10.0	59.0	Mexican peso	February 2021 and October 2020	Interest of 1.15% per year + TIIE (4).	Guarantee of Natura Cosméticos S.A.

	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017	Currency	Maturity	Interest	Security/ Guarantee
	(in millions)
Working capital – International operation – Colombia	—	—	16.7	Colombian peso	December 2018	Interest of 6.95% per year	Guarantee of Natura Cosméticos S.A.
Working capital – International operation – Operation Aesop	100.4	59.9	88.3	Australian dollar	August 2021	USD Libor + interest 0.92% per year	Bank-issued guarantee letter
Working capital – International operation – The Body Shop	—	—	2.0	GBP	October 2018	Interest of 0.33% per month	N/A
Local Currency	9,922.0	5,427.5	8,821.4
Foreign Currency
BNDES(6)	8.0	17.1	22.8	Dollar	October 2020	Interest of 1.8% per year to 2.3% per year + Brazilian Resolution 635 (5)	Guarantee of Natura Cosméticos S.A. and bank-issued guarantee letter
Export Credit Note (NCE)	81.2	—	—	Dollar	October 2020	Libor + interest 0.87% per year (a)	None
Law No. 4,131	202.2	—	487.7	Dollar	May 2022	Libor + interest 1.1% per year (5)	Guarantee of Natura Indústria.
Notes	3,090.5	2,995.8	—	Dollar	February 2023	Interest of 5.375% per year (5)	None
Total in foreign currency	3,381.9	3,012.9	510.5
Overall total	13,303.9	8,440.4	9,331.9
Current	3,896.4	1,181.9	4,076.7
Noncurrent	9,407.5	7,258.5	5,255.2
Debentures
Current	246.0	934.4	579.8
Noncurrent	4,005.2	3,746.3	3,200.0

(1)	CDI rate – Interbank Loan Rate.

(2)	PSI – Investment Support Program.

(3)	IPCA – Consumer price index expanded.

(4)	TIIE – Interbank Equilibrium Interest Rate from Mexico.

(5)	Loans and financing for which swap contracts (CDI) were entered into. These loans and financing are not being shown net of their derivatives.

(6)	These loans are subject to the general provisions applicable to BNDES agreements, including provisions that restrict us from obtaining certain new indebtedness.

The following table shows the maturities of our non-current consolidated debt, including lease liabilities, as of December 31, 2019 and December 31, 2018:

Maturity of loans and financing, including lease liabilities	Value
	As of December 31, 2019	As of December 31, 2018
	(in millions of R$)
2020	—	1,459.4
2021	2,654.5	2,284.3
2022	889.3	382.1
2023 and thereafter	5,863.7	3,132.7
Total	9,407.5	7,258.5

Main Financing Agreements

Our principal financing agreements as of December 31, 2019 are described below:

Loan Agreements with BNDES

Natura Cosméticos is party to financing agreements with BNDES. The proceeds from these financings fund the improvement of certain product lines, research and development, information technology projects, as well as upgrades to its industrial park and distribution centers. Below is a summary of Natura Cosméticos’ principal outstanding financings with BNDES. As of December 31, 2019, the outstanding balance on the loan agreements was R$43.6 million.

On July 18, 2012, Natura Indústria entered into a loan agreement with BNDES in the principal amount of R$141.1 million to build a soap plant in Benevides, State of Pará, and purchase machinery and equipment required at the plant, as well as for the investment in working capital. R$12.6 million will be amortized in 78 monthly and consecutive installments beginning on May 15, 2014 and ending on October 15, 2020; R$128.5 million will be amortized in 78 monthly and consecutive installments beginning on March 15, 2014 and ending on August 15, 2020.

On May 9, 2012, Natura Cosméticos entered into a loan agreement with BNDES in the principal amount of R$17.5 million for the implementation of a distribution center in the neighborhood of Parque Anhanguera, in São Paulo, including the financing and acquisition of machines and required equipment. R$12.6 million will be amortized in 78 monthly and consecutive installments, beginning on February 15, 2014 and ending on July 15, 2020; R$4.8 million will be amortized in 78 monthly and consecutive installments, beginning on December 15, 2013 and ending on May 15, 2020.

On May 9, 2012, Natura Cosméticos entered into a loan agreement with BNDES in the principal amount of R$4.2 million to fund research and development in the areas of haircare, body care and soaps and the pilot launch of a new product line. The loan will be amortized in 78 monthly installments beginning on December 15, 2013 and ending on May 15, 2020.

On May 9, 2012, Natura Inovação entered into a loan agreement with BNDES in the principal amount of R$8.6 million to fund research and development in the areas of haircare, body care and soaps and the pilot launch of a new product line. The amount will be repaid over 78 monthly installments beginning on December 15, 2013 and ending on May 15, 2020.

On May 9, 2012, Natura Indústria entered into a loan agreement with BNDES in the principal amount of R$4.6 million to fund the acquisition of imported machines and equipment that have no similar national equivalent, research and development in the haircare, body care and soap segments, and the pilot launch of a new product line. R$4.1 million will be amortized in 78 monthly and consecutive installments, beginning on February 15, 2014 and ending on July 15, 2020; R$0.5 million will be amortized in 78 monthly and consecutive installments, beginning on December 15, 2013 and ending on May 15, 2020.

On August 13, 2013, Natura Cosméticos, Natura Indústria and Natura Inovação entered into a revolving loan agreement with BNDES in a principal amount up to R$600.0 million with a term of five years for investment purposes. This agreement is guaranteed by Natura Cosméticos. On December 13, 2013, Natura Cosméticos, Natura Indústria and BNDES entered into an amendment providing for the disbursement of R$47.8 million to Natura Indústria to finance the acquisition of machinery and equipment, the construction of a new effluent treatment station, as well as capacity expansions to our Cajamar plant. The amortization of the R$39.3 million disbursement will be made in 72 monthly installments beginning on July 15, 2015 and ending on June 15, 2021. The remaining amount will be paid in 72 monthly installments beginning on August 15, 2015 and ending on July 15, 2021.

Additionally, the amendment also provided for a disbursement of R$12 million to Natura Cosméticos to finance the implementation of a new information technology system for the operation of a distribution center in São Paulo. R$9.6 million will be paid in 60 monthly installments beginning on January 15, 2015 and ending on December 15, 2019. R$2.4 million will be paid in 60 monthly installments beginning on February 15, 2015 and ending on January 15, 2020.

On September 13, 2013, Natura Cosméticos entered into a loan agreement with BNDES in the principal amount of R$37.3 million to implement the first stage of a project to digitally connect Natura to its independent beauty consultants and final consumers. The loan will be amortized in 72 monthly installments beginning on October 15, 2015 and ending on September 15, 2021.

Export Financing – BNDES Exim

Natura Cosméticos has entered into a secured credit facility with BNDES, designated BNDES Exim, for the purpose of financing the production of goods and services for export. The transfer of funds from BNDES to Natura Cosméticos is made through Banco Alfa de Investimentos S.A. and Banco Santander S.A., who act as financial agents. In addition, Natura Cosméticos and its subsidiaries are required to comply with provisions applicable to BNDES agreements. As of December 31, 2019, there was no outstanding balance in this credit facility.

In June 2016, Natura Cosméticos entered into a credit facility for a R$247.2 million BNDES Exim loan, maturing on June 15, 2018, where 30% of the loan has an interest rate equivalent to the SELIC rate plus 0.4% per year, and 70% of the loan with interest accruing at the TJLP rate. BNDES also receives a fee of 2% per year, in addition to the fee paid to the agent.

FINAME – Financing of Machines and Equipment

Natura Indústria is party to a FINAME credit facility, a loan granted by BNDES to finance the acquisition of Brazilian manufacturing machines and equipment. The loan is transferred directly to the company through a financial institution appointed by BNDES.

From 2012 to 2016, Natura Cosméticos and Natura Indústria entered into FINAME agreements in order to finance machines and equipment, in the aggregate principal amount of R$29.3 million, with similar terms and conditions. These agreements also provide for the transfer of the fiduciary ownership of goods described in the relevant agreements. Natura Indústria is the trustee of these goods, and Natura Cosméticos is the guarantor. In addition, Natura Cosméticos and its subsidiaries are required to comply with the provisions applicable to BNDES agreements and the general conditions regulating the operations of FINAME. As of December 31, 2019, the outstanding balance on these loan agreements was R$0.2 million.

Loan Agreement with FINEP

On December 6, 2013, Natura Inovação and FINEP entered into a loan agreement in the principal amount of R$205.8 million to finance investments in tangible assets, including physical infrastructure, and intangible assets. This loan was amortized in 81 monthly installments beginning on June 15, 2016 and ending on June 15, 2023. The loan is guaranteed by Natura Cosméticos. As of December 31, 2019, the outstanding balance on this loan agreement was R$102.0 million.

Debentures

On September 28, 2017, Natura Cosméticos completed its seventh issuance of debentures in an aggregate principal amount of R$2.6 billion. Natura Cosméticos issued 260,000 debentures with 77,273 allocated to the first series, maturing on September 25, 2020, and 182,727 allocated to the second series maturing on September 25, 2021. Each series bears interest at 100% of the DI rate plus an applicable spread of 1.40% for the first series and 1.75% for the second series.

On September 21, 2018, Natura Cosméticos completed its ninth issuance of debentures in the aggregate principal amount of R$1.0 billion. This amount was used to prepay the eighth issuance. The issuance consisted of 100,000 debentures, of which 38,904 were issued in the first series, maturing on September 21, 2020, 30,831 were in the second series, maturing on September 21, 2021, and 30,265 were in the third series, maturing on September 21, 2022, with interest accruing at a rate equivalent to 109.5%, 110.5% and 112%, respectively, of the cumulative variation of the average daily rates of Interbank Deposits (DI).

On July 22, 2019, Natura Cosméticos carried out its 10th issuance of non-convertible unsecured debentures in the aggregate amount of R$1,576.5 million. A total of 157,645 registered, book-entry, non-convertible and unsecured debentures were issued in four series, without the issue of provisory or final certificates, at a nominal unit value of R$10,000, of which 40,000 were in the first series, maturing on August 26, 2024, 9,570 in the second series, maturing on August 26, 2024, 68,623 in the third series, maturing on August 26, 2024, and 39,452 in the fourth series, maturing on August 26, 2024, bearing interest at the cumulative variation of the average daily rates of Interbank Deposits (DI) plus 1% for the 1st series and the cumulative variation of the average daily rates of Interbank Deposits (DI) plus 1.15% for other series.

The funds from the 10th issuance were used as follows:

•	first tranche: full amortization of the eighth issue of debentures in the amount of R$400 million;

•	second tranche: partial amortization of the third portion of the sixth issue in the amount of R$92.8 million;

•	third tranche: partial amortization of the first portion of the seventh issuance in the amount of R$664.1 million; and

•	fourth tranche: partial amortization of the first grade of the ninth issue in the amount of R$383.0 million.

Promissory Notes

On August 2, 2017, Natura Cosméticos completed its third issuance of promissory notes to the public in Brazil for an aggregate principal amount of R$3.7 billion. Natura Cosméticos issued a total of 74 promissory notes due on February 19, 2018, with interest accruing at a rate equivalent to 108% of the interbank deposit rate – DI rate. The proceeds from this offering were used to pay for Natura Cosméticos’ acquisition of The Body Shop. On January 16, 2018, The Body Shop, along with Natura Indústria and Natura Inovação e Tecnologia de Produtos Ltda. issued a corporate guarantee in favor of the holders of the promissory notes in the total amount of R$3.7 billion as part of the same transaction.

On December 20, 2019, Natura &Co Holding completed its first issuance of promissory notes in two series, with R$2.2 billion for the first series and R$700 million for the second series. The proceeds from the issuance of the first series were used to redeem the Series C Preferred Shares issued by Avon, while the proceeds from the second series were used to pay the costs incurred in structuring the transaction, as well as to strengthen our cash position.

The appropriation of costs related to the issuance of promissory notes in the year ended December 31, 2019 was R$11.1 million, recorded monthly under financial expenses in the statement of income, as per the effective interest rate method. The outstanding balance of issuance costs to be settled as of December 31, 2019 is R$21.0 million. As of December 31, 2019, the outstanding balance of these promissory notes was R$2,883.4 million. In January 2020, we redeemed an aggregate principal amount of R$$1,830 million of these promissory notes, as a result of which the outstanding balance decreased to R$$1,070 million.

Notes

On February 1, 2018, Natura Cosméticos issued 5.375% senior notes due in 2023 in the aggregate principal amount of U.S.$750 million, with semiannual interest payments in February and August. The proceeds from this issuance were used to repay part of the debt arising from the third issuance of 74 promissory notes totaling R$3.7 billion, which were issued to finance the acquisition of The Body Shop.

Concurrently with the issuance of the notes, Natura Cosméticos contracted derivative financial instruments, or swaps, to mitigate its exposure to exchange rate variations arising from the principal and interest owed in connection with the notes. As of December 31, 2019, the outstanding balance of these notes was R$3,090.5 million.

Export Credit Notes

In order to finance its working capital needs, Natura Indústria raised funds of R$83.3 million on October 2, 2019 by entering into an export credit note with Citibank. This note has a term of one year, with interest being payable on a quarterly basis, whereas the principal is paid at maturity. We have hedged the exposure (derived from USD LIBOR + 0.87% per year) arising from this transaction at a cost of CDI plus 0.60% per year. As of December 31, 2019, the outstanding balance of these notes was R$81.2 million.

Law No. 4,131

Natura Cosméticos entered into Letters of Credit – Transfer of Funds Raised Abroad denominated in foreign currency via Law No. 4,131 with financial institutions due to favorable rates. The funds raised in this operation will be allocated to finance our working capital. As of December 31, 2019, the outstanding balance of these letters of credit was R$202.2 million.

On May 20, 2019, a total of U.S.$50 million was raised at Libor + 1.1% per year plus the exchange rate variation, with semiannual interest payments in May and November, maturing on May 20, 2022.

Restrictive Covenants

The majority of our financing agreements do not require us to comply with financial ratio maintenance covenants. The financial covenants in our loan agreements with the BNDES can be suspended if we obtain a letter of credit from a bank. In 2017, in connection with the acquisition of The Body Shop, Natura Cosméticos obtained several letters of credit and, as a result, the financial covenants under the BNDES agreements are not currently in force. Moreover, the loans Natura Cosméticos has entered into with the BNDES are subject to the general provisions applicable to BNDES agreements. Such provisions restrict the borrowers, including the Natura Cosméticos, from entering into certain transactions without obtaining prior consent from the BNDES, including: (1) granting preference to other credits, (2) amortizing shares, (3) issuing debentures, (4) issuing beneficiary parties, (5) entering into new debts (subject to certain exemptions) and (6) disposing of or encumbering certain assets.

In addition, the indenture for our seventh issuance of debentures, which occurred in September 2017, requires Natura Cosméticos to maintain a Net debt/EBITDA ratio equal to or lower than: (i) 3.75, between December 31, 2017 and June 30, 2018; (ii) 3.50, between December 31, 2018 and June 30, 2019; (iii) 3.25, between December 31, 2019 and June 30, 2020; (iv) 3.00, between December 31, 2020 and June 30, 2021; and (v) 3.00, between December 31, 2021 and June 30, 2022.

The indentures pursuant to which our debentures were issued require us to comply with certain financial ratios, namely to maintain a Net debt/EBITDA equal to or lower than 3.25.

The promissory notes issued by Natura &Co Holding on December 20, 2019 contain a covenant requiring us to maintain a certain indebtedness leverage ratio that required measurement in June 2020, however, the creditors of such notes have waived the requirement to measure such indebtedness ratio in June 2020.

As of December 31, 2019, we were in compliance with the covenants of our financing agreements, including the financial covenants.

Working Capital

As of December 31, 2019, our working capital (which is defined as consolidated current assets minus current liabilities) was R$1,911.6 million, stable in comparison with R$1,888.9 million as of December 31, 2018. As of December 31, 2018, working capital amounted to R$1,888.9 million, compared to R$144.3 million as of December 31, 2017. This difference mainly resulted from a decrease in current borrowings, financing and debentures due to the settlement of the promissory notes in 2018 (short-term financing for The Body Shop acquisition), after the issuance of the 5-year maturity bonds.

Sources of Liquidity

We have amounts available under revolving credit facilities for up to £70 million, with no guarantee, that can be withdrawn in installments to meet short-term financing needs of The Body Shop. This revolving credit facility matures in March 2021 and may be renewed automatically at the discretion of The Body Shop. Interest accrues at LIBOR or EURIBOR plus 2.0% per year. On March 23, 2020, The Body Shop, in response to uncertainties arising from the COVID-19 crisis, drew down the total amount of £70 million available under this revolving credit facility in order to increase its cash liquidity.

Furthermore, we also have another revolving credit facility in the amount of R$150 million through an unsecured credit line, which can be withdrawn in installments to meet the short-term financing needs of Natura Cosméticos S.A. This credit line was valid until January 2020 and interest would be paid at the CDI rate plus 1.25% per year. As of the date of this annual report, this credit line has not been renewed.

Capital Expenditures

Our operating activities require regular capital expenditures, particularly with regards to the development of its infrastructure and the acquisition of supplies, such as software, machines, tools, vehicles and industrial casts.

Investments

The following table sets forth additions to property, plant, and equipment and to intangible assets for the periods indicated:

	As of and for the Fiscal Year Ended December 31,
	2019	2018	2017
	(in millions of R$)
Software	83.1	190.0	95.6
Machinery and accessories	9.6	11.2	3.2
Vehicles	12.5	25.2	23.5
Buildings and facilities	49.2	38.0	46.7
Templates(1)	1.5	0.1	7.2
Information technology equipment	22.0	24.5	22.6
Furniture and fixtures	40.1	34.9	34.4
Projects in progress	204.1	157.8	117.7
Other investments	145.8	10.2	11.6
Total acquisitions of property, plant and equipment and intangible assets	567.9	491.9	362.5

(1)	Refers to steel casts or templates specially manufactured by Natura &Co’s suppliers, used in the production of bottles and plastic packaging for its products. Natura &Co’s hold the property of such casts.

In the fiscal year ended December 31, 2019, acquisitions of property, plant and equipment and intangible assets totaled R$567.9 million compared to R$491.9 million in the fiscal year ended December 31, 2018, representing an increase of 15.5%. This increase was primarily related to investments in several areas, including a new distribution center in Mexico, investments in digital technology and, investments in research and development facilities, the opening of new stores and initiatives to increase operational efficiency and productivity.

In the fiscal year ended December 31, 2018, acquisitions of property, plant and equipment and intangible assets totaled R$491.9 million compared to R$362.5 million in the fiscal year ended December 31, 2017, representing an increase of 35.7%. This increase was primarily due to the inclusion of The Body Shop’s capital expenditures for the whole year in 2018, compared to only for four months in 2017 (acquisition closing occurred in September 2017) and investments to support the evolution of the commercial models in Brazil, especially in systems and technology platforms.

Our capital expenditure program is currently focused on opening new stores, refurbishing existing stores, digital technology, product innovation as well as projects aimed at increasing operational efficiency and productivity. Our commitments for capital expenditures as of December 31, 2019 and December 31, 2018 amounted to R$637 million and R$585.7 million, respectively.

C.    Research and development, patents and licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Innovation and Product Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.    Trend information

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from continuing operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

•	global economic conditions;

•	events and risk perception in relation to corruption allegations involving Brazilian companies and politicians, as well as the impacts of the resulting investigation on the Brazilian economy and political outlook as a whole;

•	changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients;

•	conditions in the stock and credit markets;

•	risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings;

•	the risks of currency fluctuations and foreign exchange controls; and

•	developments with respect to the Covid-19 pandemic in Brazil and globally (see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industries in Which We Operate—Our business, operations and results may be adversely impacted by COVID-19” and “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments”).

For more information, see “—A. Operating results—Principal Factors Affecting our Results of Operations” and “Item 3. Key Information—D. Risk Factors.”

E.       Off-balance sheet arrangements

As of December 31, 2019, we did not have any off-balance sheet arrangements.

F.       Tabular disclosure of contractual obligations

The following table sets forth the maturity schedule of our material contractual financial obligations as of December 31, 2019:

	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total expected cash flow
		(in millions of R$)
Borrowings, financing and debentures	3,745.2	6,689.3	3,726.3	—	14,160.8
Lease liabilities	657.5	1,255.2	619.1	610.6	3,142.4
Trade payables and reverse factoring	1,829.8	—	—	—	1,829.8
Total(1)	6,232.4	7,944.5	4,345.4	610.6	19,133.0

(1)	The amounts presented above are the undiscounted contractual cash flows.

On March 23, 2020, The Body Shop, in response to uncertainties arising from the COVID-19 crisis, drew down the total amount of £70 million available under this revolving credit facility in order to increase its cash liquidity.

G.    Safe harbor

See “Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

A.    Directors and senior management

In this section, unless otherwise stated, references to “we,” “us,” “our,” “Natura” or “the Company” refer to Natura &Co Holding S.A. only and do not include its subsidiaries.

Pursuant to our by-laws (estatuto social), our board of directors and our executive officers are responsible for the operation of our business.

Board of Directors

Our board of directors is the decision-making body responsible for, among other things, determining the policies and guidelines for our business. The board of directors also supervises our executive officers and monitors their implementation of the policies and guidelines that our board of directors establishes from time to time.

In accordance with our current by-laws, the board of directors comprises a minimum of nine members and a maximum of thirteen members. Our current by-laws provide that the members of our board of directors are elected to a two-year term at a general meeting of shareholders and are eligible for reelection. Our by-laws do not include any citizenship or residency requirements for members of our board of directors. Our current board of directors shall have up to three co-chairmen, an executive chairman of the board of directors, as well as a Group CEO, who shall be elected by the majority of the members of the board of directors at their first meeting held after the investiture of such members, or whenever there is a vacancy or resignation, provided that no co-chairman may hold the offices of co-chairman and Group CEO simultaneously. However, the executive chairman of the board of directors may be appointed as the Group CEO. The directors shall also determine, at their first meeting, the number of co-chairmen and choose one of them to preside over all the meetings of the board of directors held during their term of office.

Under the provisions of the Novo Mercado Rules, at least two members or 20% of the members of our board of directors, whichever is higher, must be independent directors, as defined in accordance with the criteria of the Novo Mercado Rules. Should compliance with the foregoing percentage requirement lead to a fractional number of directors, the number of directors who are required to be independent will be rounded up. The qualification of the members appointed as independent directors will be resolved upon at the shareholders’ meeting that elects such independent directors. A director elected under Article 141, Paragraphs 4 and 5 of Brazilian Corporation Law will also be deemed an independent director if there is a controlling shareholder.

The number of directors to be elected for upcoming terms will be decided by a majority vote at the relevant shareholders’ meeting. A shareholder or a group of shareholders representing at least 10% of the share capital of Natura &Co Holding may separately elect up to one additional director. Additionally, shareholders representing a percentage of the share capital of Natura &Co Holding of between 5% and 10% (depending on the aggregate value of capital stock of Natura &Co Holding at such time, pursuant to the applicable CVM ruling) may request that the election of directors be subject to cumulative voting proceedings, as provided for in Article 141 of the Brazilian Corporation Law and CVM Instruction No. 165, dated December 11, 1991, as amended.

Members of our board of directors are subject to removal at any time with or without cause at a general meeting of shareholders.

Our board of directors meets four times each year in the ordinary course; however, an extraordinary meeting may be called at any time by the co-chairman appointed to preside over the meetings of the board of directors or by the majority of its members. In the event of an impediment or vacancy, the board of directors shall call a shareholders’ meeting to elect a new director to fill the vacancy. Meetings of the board of directors must be called at least 72 hours in advance. The documents supporting the agenda for an ordinary or extraordinary meeting must be submitted together with the call notice, subject to the internal regulations of our board of directors. Meetings of the board of directors may be held via conference call, video conference, e-mail or any other form of communication. All decisions made by the board of directors are transcribed in minutes that are added to the Company’s book of minutes and signed by the directors present.

Our board of directors currently has twelve directors. Antonio Luiz da Cunha Seabra, Guilherme Peirão Leal, Pedro Luiz Barreiros Passos, Roberto de Oliveira Marques, Carla Schmitzberger, Fábio Colletti Barbosa, Gilberto Mifano, Ian Martin Bickley, Jessica DiLullo Herrin, Nancy Killefer, Andrew George McMaster Jr. and Wyllie Don Cornwell were elected at a shareholders’ meeting held on April 30, 2020 and took office on that date.

The following table sets forth certain information related to the current members of our current board of directors:

Name	Date of Birth	Date of Election	Position Held
Antonio Luiz da Cunha Seabra	March 23, 1942	April 30, 2020	Co-chairman of the Board
Guilherme Peirão Leal	February 22, 1950	April 30, 2020	Co-chairman of the Board
Pedro Luiz Barreiros Passos	June 29, 1951	April 30, 2020	Co-chairman of the Board
Roberto de Oliveira Marques	July 13, 1965	April 30, 2020	Executive Chairman of the Board and Group CEO
Carla Schmitzberger	June 21, 1962	April 30, 2020	Independent Director
Fábio Colleti Barbosa	October 3, 1954	April 30, 2020	Independent Director
Gilberto Mifano	November 11, 1949	April 30, 2020	Independent Director
Ian Martin Bickley	October 2, 1963	April 30, 2020	Independent Director
Jessica DiLullo Herrin	November 29, 1972	April 30, 2020	Independent Director
Nancy Killefer	November 16, 1953	April 30, 2020	Independent Director
Andrew G. McMaster, Jr.	November 4, 1952	April 30, 2020	Independent Director
Wyllie Don Cornwell	January 17, 1948	April 30, 2020	Independent Director

The term of office for our members of our board of directors will expire on April 30, 2022.

The following is a summary of the business experience of the members of our board of directors. Unless otherwise indicated, the business address of the members of our board of directors is Avenida Alexandre Colares, No. 1188, Vila Jaguara, in the city and state of São Paulo, Brazil.

Antônio Luiz da Cunha Seabra. Mr. Seabra founded Natura in 1969. Since then, he has dedicated his efforts to building and developing the Natura brand. Mr. Seabra first opened a small store on Rua Oscar Freire in the city of São Paulo, where he offered personalized consulting services. Five years later, he expanded the reach of his message and products by adopting sales through consultant relationships as Natura’s commercial model. Currently, Mr. Seabra holds the following positions in other companies or non-profit organizations: executive officer at Orexis Participações Ltda., chief executive officer at Viva Vida Instituto de Ações Solidárias, chief executive officer at Lisis Participações S.A., officer at Homagus Adm. E Participações Ltda., officer at Janos Com. Adm. e Participações Ltda., chief executive officer at Axioma Adm. e Participações Ltda. and chief executive officer at Heuris Adm. e Consultoria Ltda.

Guilherme Peirão Leal. Mr. Leal has a bachelor’s degree in business administration from the University of São Paulo and attended the Advanced Management Program at Fundação Dom Cabral/INSEAD. He is the co-chairman of the board of directors and one of the Natura founders. Mr. Leal is also a director of the Natura Institute. Over the past 25 years, he has been involved in the creation and development of various companies and social organizations, such as Fundação Abrinq para os Direitos da Criança e do Adolescente (Abrinq Foundation for Children’s Rights), Instituto Ethos de Empresas de Responsabilidade Social (Ethos Institute of Companies and Social Responsibility) and Instituto Akatu para o Consumo Consciente (Akatu Institute for Conscious Consumption). He has also been involved with institutions such as Ashoka — Empreendedorismo Social (Ashoka — Social Entrepreneurship). After 2000, he became closely involved with various environmental institutions, such as the Fundo Brasileiro para a Biodiversidade (Brazilian Fund for the Biodiversity) (Funbio) and WWF Brasil. In 2007, Mr. Leal was one of the founders of Movimento Nossa São Paulo, an organization that coordinates various aspects of the local society for a better, fairer and more sustainable city. Since 2008, he has been structuring his legacy through Arapyaú Institute, an organization dedicated to education and sustainable development. In the 2010 national elections, he joined former Senator Marina Silva, then a member of the Green Party (Partido Verde), as candidate for Vice President. Together, they received approximately 20 million votes. In 2012, he helped found Rede de Ação Política pela Sustentabilidade (Political Action Network for the Sustainability — RAPS), an institution dedicated to supporting, developing and bringing together political leaders committed to ethical values, inclusivity and sustainable development. In the same year, he became part of the B-Team, a group of international leaders promoting social and environmental goals within their business communities. Currently, Mr. Leal holds the following positions in other companies or non-profit organizations: chief executive officer at GPLeal Administração e Participações Ltda., manager at Janos Administração e Participações Ltda., president at Utopia Participações S.A., executive officer at Dédalus Administração e Participações Ltda., executive officer at Homagus Administração e Participações Ltda., executive officer at Homagus Asset Management Ltda., executive vice-president at Axioma Administração e Participações Ltda., chief executive officer at Apoena Administração e Participações Ltda., executive officer at SG Debret Participações Ltda., executive officer at Modusvivendi Participações Ltda., member of the advisory board and ethics council of Instituto Ethos de Empresas e Responsabilidade Social, chairman of the executive board at Rede de Ação Política Pela Sustentabilidade — RAPS, co-founder at The Bteam, director at Instituto Arapyau de Educação e Desenvolvimento Sustentável, director at Janos Holding Consultoria Ltda. and director at Biofílica Investimentos Ambientais S.A.

Pedro Luiz Barreiros Passos. Mr. Passos is co-chairman of our board of directors, co-founder of Natura and director of Instituto Natura. Mr. Passos has a bachelor’s degree in production engineering from Escola Politécnica of the University of São Paulo and an extension degree in business administration from Fundação Getúlio Vargas. Mr. Passos is involved with different entities and organizations, fostering entrepreneurship, technological innovation, people and organization management, among other activities. As president of the Institute for Industrial Development Studies (Instituto de Estudos para o Desenvolvimento Industrial), his priorities were the reduction of excess bureaucracy, criticism of the slowness of public procedures and the lack of investment and good management by government entities, as well as specific industry-related matters with an agenda focused on reducing costs, increasing productivity and increasing external insertion. As president of Fundação SOS Mata Atlântica, he leads the sustainable tourism agenda to sustainably achieve Brazil’s natural potential in this area. Entrepreneurial capacity and business vision find complementary support in the activities carried out at Instituto Empreender Endeavor with the guidance of entrepreneurs from the most diverse areas, discussing the international agenda and fostering dreams that start from scratch, but change exponentially. Due to his belief in the potential of education, he exercises this inspiration through the Dom Cabral Foundation (Fundação Dom Cabral), with innovative social programs that invest in people and aim for cutting edge teaching. With a commitment to transformation and innovation, he values business ethics and dialogue on diversity for Brazil. Currently, Mr. Passos holds the following positions in other companies or organizations in the third sector: (i) Officer at Anima Investimentos Ltda. (Asset Management); (ii) Officer at Passos Participações S.A. (Holding); (iii) Member of the Board of Directors of IEDI (Institute); (iv) Member of the Board of Directors of Fapesp (Foundation); (v) Member of the Board of Directors of Endeavor (Institute); (vi) Member of the Board of Directors of Fundação Dom Cabral (Education); (vii) Chairman of the Board of Directors of SOS Mata Atlântica (Institute); (viii) Member of the Board of Directors of Instituto Semeia (Institute), (ix) Member of the Board of Directors of AC Camargo since 2018.

Roberto de Oliveira Marques. Mr. Marques has a bachelor’s degree in business administration from FGV. He also attended a non-degree program in marketing & strategic planning at the Getúlio Vargas Foundation in São Paulo and graduate programs at the Kellogg School of Management at Northwestern University and at The Wharton School at the University of Pennsylvania. He served as executive vice-president and president for North America at Mondeléz International, responsible for global sales of brands such as Oreo, Halls, Lacta and Trident. Mr. Marques worked for many years at Johnson & Johnson in positions such as global head of beauty and baby care products and over-the-counter medications. He is also a director at the Grocery Manufacturer Association. He was previously chairman at Johnson & Johnson and served as a director at the Consumer Health Care Products Association, at ENACTUS and at the Brazil-U.S. Business Council in the U.S. Chamber of Commerce.

Carla Schmitzberger. Ms. Schmitzberger has a B.S. in chemical engineering from Cornell University in 1984 and completed a non-degree program in strategic people management from FDC/INSEAD in 2000. She has served as director of the Sandals Business Unit of Alpargatas (Havaianas and Dupé) for ten years and is a statutory officer at the company. Previously, Ms. Schmitzberger worked at Citibank for eight years as vice president of Marketing and Products (Credit card) and vice president of Marketing (Citibank Consumer), and was responsible for the card portfolio at Citibank. She served as head of Marketing and Decision Management for Latin America at Citi Consumer Bank. Ms. Schmitzberger also worked for over 11 years at Procter & Gamble in several countries (Germany, Canada and Brazil) and in various product categories (Detergents, Personal and Home Care, Cosmetics and Diapers) and in several roles, being elected as associate director of marketing for Brazil. She also worked for Johnson & Johnson for more than two years.

Fábio Colletti Barbosa. Mr. Barbosa is a member of the board of directors of Itaú-Unibanco, Gávea Investimentos, CBMM (Companhia Brasileira de Metalurgia e Mineração), Natura Cosméticos and Hering. Mr. Barbosa was chairman of Banco ABN Amro Real from 1996 and, in 2008, with the acquisition of Banco Real by Santander, he became chairman of Santander Brasil. From 2007 to 2011, he was also chairman of Febraban. Between 2011 and early 2015, he was the chief executive officer of Abril Mídia. Currently, Mr. Barbosa is also on the board of Fundação Osesp and Instituto Empreender Endeavor; vice-chairman of the board of Fundação Itaú Social; member of the Council of the Center for Public Leadership (Concelho de Liderança Pública) and the United Nations Foundation, to support the UN. In 2011, he was recognized as Personality of the Year, by the Brazil-United States Chamber of Commerce, in New York. In 2012, he received the Champions of the Earth award from the United Nations Environmental Program, for his business vision. In 2017, he was recognized by the World Fund for Education for bringing the theme of values to the forefront of the discussion. Mr. Barbosa holds a degree in business administration from Fundação Getúlio Vargas in São Paulo and a master’s in business administration degree from the Institute for Management Development (IMD), in Lausanne, Switzerland. Currently, Mr. Barbosa holds the following positions in other companies or organizations in the third sector: (i) Chairman of the Board of Directors of Fundação OSESP (Foundation); (ii) Member of the Board of Directors of the United Nations Foundation (Foundation); (iii) Chairman of the Board of Directors of Instituto Empreender Endeavor (Instituto); (iv) Member of the Board of Directors of Almar Participações S.A. (Holding); (v) Member of the Investment Committee of Gávea Investments (Financial institution); (vi) Member of the Board of Directors of Itaú Unibanco Holding S.A. (Financial institution); (vii) Member of the Board of Directors of Companhia Brasileira de Metalurgia e Mineração - CBMM (Mining); (viii) Member of the Board of Directors of Cia.Hering (Clothing); (ix) Member of the Board of Directors of the Center for Public Leadership - CLP (Institute); and (x) Vice-Chairman of the Board of Directors of Fundação Itaú Social (Foundation).

Gilberto Mifano. Mr. Mifano holds a bachelor’s degree in business administration from the School of Business Administration of FGV-SP. From 1994 to 2008 he was chief executive officer of BOVESPA (the former name of the São Paulo Stock Exchange), and from 2008 to 2009 he was chairman of the board of directors of BM&FBOVESPA - Bolsa de Valores Mercadorias e Futuros S.A. Since 2009, Mr. Mifano has been an independent director of Cielo S.A., a consultant to the audit, risk management and finance committee of Natura S/A and an advisory director to Pragma Patrimônio Ltda. Since 2012, he has been an independent external director of TOTVS S.A., where he became an independent director in April 2017. Since 2019, he has been an independent board member of Pacaembú Cosntrutora S.A. He was also a member of the Sustainability Committee of Banco Santander Brasil until April 2017. He was a fiscal council member at Natura Institute and he is a member of the executive board of RAPS — Rede de Ação Política pela Sustentabilidade and a fiscal council member of the CIEB (Center for Innovation in Brazilian Education) and the Amigos da Poli endowment. Mr. Mifano was chairman of the Brazilian Institute of Corporate Governance (IBGC) and a director at of SEB Educacional S.A., Isolux Infrastructure S.A., and Baterias Moura S.A. At an international level, he served as member and vice-chairman, for about eight years, of the executive committee of the World Federation of Exchanges (WFE) and Latin American Federation of Exchanges (FIAB). Currently, Mr. Mifano holds the following positions in other companies or non-profit organizations: director at Cielo S.A., advisory board member at Pragma Gestão de Patrimônio Ltda., board member at TOTVS S.A., Sustainability Committee member at Banco Santander Brasil S.A., director at Âmbar S.A., director at Baterias Moura S.A., Audit Board member at Instituto Arapyau, Audit Board member at Instituto Natura, Audit Board member at CIEB Centro de Inovação para a Educação, member of the executive board at RAPS – Rede de Ação Política pela Sustentabilidade and Fiscal Council member at Amigos da Poli.

Ian Martin Bickley. Mr. Bickley holds a bachelor’s degree in economics from Harvard University. He previously served as president of Global Business Development and Strategic Alliances at Tapestry, joining Coach in 1993. Prior to that, he served as director of operations for Quick Response GmbH, a women’s clothing company based in Munich, Germany. From 1988 to 1989, he acted as a consultant at LEK Partnership, a strategic management consulting firm, also based in Munich. He was also hired by Blackstone to be an advisor to Crocs, a publicly traded company with a U.S.$1.5 billion market capitalization.

Jessica DiLullo Herrin. Ms. Herrin holds a bachelor’s degree in economics from Stanford University. She is the CEO and founder of the Stella & Dot, Keep Collective and Ever Skin family of brands and is also the co-founder of WeddingChannel.com, a leading wedding website, where she also served as vice president of Product Management. In addition, she served at Dell Inc. as senior e-business manager and at Neilsen NetRatings as senior product marketing manager. In 2016, Ms. Herrin published her first book, Find Your Extraordinary: Dream Bigger, Live Happier, and Achieve Success on Your Own Terms. Ms. Herrin has won numerous awards and was recognized for her entrepreneurial achievements by O, The Oprah Magazine (in which Stella & Dot was recognized as one of the fastest growing private companies between 2010 and 2011), Fortune, The New York Times, The Wall Street Journal, InStyle and Glamour magazine, among others.

Nancy Killefer. Ms. Killefer served as Senior Partner at McKinsey & Company, an international consulting company, until her retirement in August 2013. Ms. Killefer joined McKinsey in 1979 where she had a number of leadership positions, including member of the Governance Counsel. Ms. Killefer led the firm’s recruiting and presided various of the firm’s personnel committees. From 1997 to 2000, she served as Assistant Secretary for Management, CFO and COO of the U.S. Department of the Treasury. From 2000 to 2007, she ran McKinsey’s Washington D.C. office. In 2000 she returned to McKinsey to create and lead the firm’s public sector area. She also served as a member of the Oversight Board of the Federal Revenues Services of the U.S. from 2000 to 2005 and served as Chairman of the Board from 2002 to 2004. Ms. Killefer currently is a board member at Cardinal Health and Taubman Centers, Inc. She also served as Chairman and board member of CSRA until 2018 and as a member of the Advisory Board until 2017. Ms. Killefer was an Avon board member since 2013 and was Chair of the Nominating and Corporate Governance Committee and a member of the Compensation and Management Development Committee. She was appointed by Avon to our Board of Directors.

Andrew G. McMaster, Jr. Mr. McMaster served as Deputy Chief Executive Officer and Vice-Chairman at Deloitte & Touche LLP (“Deloitte”) from 2002 until his retirement in May 2015. He joined Deloitte in 1976 and occupied several leadership roles, including partner and general manager at Deloitte’s office that focused on programs for CEO clients, as well as Global Forensics and Litigation and Dispute Consulting Services in the U.S. Mr. McMaster is currently Executive Committee, Financial Management, Governance, Co-Chair of the Investment Committee at Hobart and William Smith Colleges. Mr. McMaster currently serves as an Independent Director, Chair of the Audit Committee and Member of the Risk Committee at UBS Americas Holdings LLC, and as an Independent Director, Chair of the Audit Committee and Member of the Compensation Committee at Black & Veatch Holdings. Mr. McMaster served as a board member at Avon since 2018 and Chair of the Audit Committee and member of the Finance Committee. He was appointed by Avon to our Board of Directors.

Wyllie Don Cornwell. Mr. Cornwell was appointed as the main independent board member of Avon Board of Directors in March, 2016. He served as Chairman of the board and CEO of Granite Broadcasting Corporation from 1988 until his retirement in August 2009, and was Vice Chairman of the board until December 2009. Previously, Mr. Cornwell served as Chief Operating Officer for the Corporate Finance Department at Goldman, Sachs & Co., from 1980 to 1988, and as Vice-President of the Investment Banking Division, from 1976 to 1988. He currently is a trustee of Big Brothers Big Sisters of New York and is a board member at Blue Meridian Partners Inc., a non-profit organization. Mr. Cornwell is an Independent Director; Chair of Regulatory and Compliance Committee and member of Corporate Governance and Science and Technology Committees at Pfizer, Inc. and an Independent Director; Chairman of Compensation and Management Resources and Member of Nominating and Corporate Governance Committees at American International Group, Inc. He served as board member at Avon since 2002, was Chair of the Finance Committee, a member of the Audit Committee and of the Nominating and Corporate Governance Committee. He was appointed by Avon to our Board of Directors.

Executive Officers

Our board of executive officers serves as our executive management body. It is responsible primarily for managing our daily activities and implementing the general policies and guidelines set by our board of directors.

Pursuant to our current by-laws, our board of executive officers must have a minimum of two officers and a maximum of nine officers. Our by-laws require that we have a chief executive officer for latin america, a chief financial officer, an investor relations officer, a corporate governance officer, a global operations and purchases officer and the remaining members as executive operational officers. Pursuant to Article 21 of our by-laws, our executive officers are elected by our board of directors for a term of three years, and may be reelected or removed by the board of directors at any time. Our by-laws also authorize our officers to be appointed to one of the positions mentioned above, provided that at least two officers are elected. Every member of the board of executive officers shall be a resident of Brazil, and every member of the board of executive officers may or may not be a shareholder of the Company. Up to one-third of the positions on the board of the executive officers may be held by members of the board of directors.

The following table sets forth certain information related to our current executive officers:

Name	Date of Birth	Date of Election	Position Held(1)
José Antonio de Almeida Filippo	October 27, 1960	April 30, 2020	Chief Financial Officer
Itamar Gaino Filho	October 18, 1976	April 30, 2020	Legal and Compliance Officer
Joselena Peressinoto Romero	May 18, 1967	April 30, 2020	Global Operations and Purchases Officer
João Paulo Brotto Gonçalves Ferreira	December 9, 1967	April 30, 2020	Chief Executive Officer for Latin America
Moacir Salzstein	December 31, 1958	April 30, 2020	Corporate Governance Officer
Viviane Behar de Castro	December 12, 1965	April 30, 2020	Investor Relations Officer

(1)	The current holders of the positions were approved at the board of directors’ meeting, held on April 30, 2020.

The term of office of our executive officers will expire on April 30, 2023.

The following is a summary of the business experience of our executive officers. Unless otherwise indicated, the business address of the executive officers is Avenida Alexandre Colares, No. 1188, Vila Jaguara, in the city and state of São Paulo, Brazil.

José Antonio de Almeida Filippo. Mr. Filippo has a bachelor’s degree in civil engineering from the Federal University of Rio de Janeiro. He has also attended the Management Development Program at Harvard University. Mr. Filippo joined Natura in May 2018 as chief financial officer and Investor Relations officer. Previously, he was the chief financial officer of Embraer. Prior to working for Embraer, Mr. Filippo was the chief financial officer of Companhia Brasileira de Distribuição (a part of Grupo Pão de Açúcar), and also held the position of vice-president director for Finance and Investor Relations at CPFL Energia S.A.

Itamar Gaino Filho. Mr. Gaino Filho holds a law degree and a master’s degree from the Pontifical Catholic University of São Paulo and a specialization program from the International Institute of Social Sciences, with experience in the legal and tax areas in multinational companies. He served as Senior Legal Director at PepsiCo, responsible for the beverages and food divisions. His experience also includes management positions at General Motors, Monsanto and Coca-Cola Femsa.

Joselena Peressinoto Romero. Josie Peressinoto Romero is Chief Operations Officer and member of the Group Operating Committee, responsible for Latin American end-to-end supply chain, global procurement, international logistics and manufacturing footprint, supply chain, shared services and back office. Her career at Natura started in 2010 as Global Supply Chain Planning Director. Before that, she occupied several leadership positions at local and regional basis in Unilever. Her last position was a Supply Chain VP for the Latin America Home Care business. Josie is Food engineer and has participated in Executive Programs at Pennsylvania State University, Harvard, INSEAD and JIPM (Japan).

João Paulo Brotto Gonçalves Ferreira.  João Paulo graduated in Electrical Engineering from the University of São Paulo (USP) and has an executive MBA from the University of Michigan, in the United States. He worked at Unilever for 20 years, where the last position he occupied was Vice President of Supply Chain. João Paulo is the CEO of Latin America for Natura &Co and member of the Group Operating Committee. Previously CEO of Natura, joined the business in 2009 as VP of Operations and Logistics, was also VP of Networks responsible for commercial. Other roles at Natura included leading the International Operations and Sustainability areas.

Moacir Salzstein. Mr. Salzstein holds a degree in chemical engineering from the Escola Politécnica of the University of São Paulo and post-graduate degrees in business administration and an MBA from FGV-SP. He serves as director of corporate governance at Natura, having previously served as director of strategic planning. He has also worked in companies such as Monitor Group, Grupo Ultra, Dow/Union Carbide, Itaú, Jaakko Pyry and Promon Engenharia.

Viviane Behar de Castro. Ms. Castro is the investor relations officer for Natura &Co. Prior to joining Natura in 2018, she was IRO at Fleury S.A., and before that she worked for eight years at Redecard S.A, where she held positions as IR and sustainability officer and later business head for financial institutions and private labels. Ms. Castro was previously managing partner of VB Projetos, that successfully restructured over US$1 billion of foreign and local currency corporate debt. She brings over 10 years of experience in investment and corporate banking, and held senior positions at Bank of America and Citibank. Ms. Castro holds a BBA from Fundação Armando Alvares Penteado and attended an executive program in Wharton.

Fiscal Council

According to the Brazilian Corporation Law, the fiscal council is a body that is independent from our management and external auditors. The principal responsibility of the fiscal council is to review the acts and records of management, analyze our financial statements and report its findings to our shareholders.

Our fiscal council is a nonpermanent body. Our by-laws require the fiscal council to be comprised of, when convened, three members and an equal number of alternate members. The fiscal council, in accordance with our by-laws and the Brazilian Corporation Law, may be installed at any general shareholders’ meeting at the request of shareholders representing at least 2% of our common shares and will remain in office until the first ordinary general shareholders’ meeting following its installation. The request to install the fiscal council can be submitted during any shareholders’ meeting, at which time the election of members of the fiscal council would occur.

The Brazilian Corporation Law establishes the responsibilities, duties and powers of the fiscal council. Fiscal council resolutions are passed upon the majority of votes of fiscal council members present at fiscal council meetings.

Our fiscal council was not installed for the year ended December 31, 2019. However, on our annual shareholders meeting held on April 30, 2020, our shareholders resolved to install our fiscal council for the fiscal year of 2020.

The following table sets forth certain information related to the current members of our fiscal council:

Name	Date of Birth	Date of Election	Position Held(1)
Helmut Bossert	April 25, 1948	April 30, 2020	Member of Fiscal Council
Eduardo Rogatto Luque	July 6, 1969	April 30, 2020	Member of Fiscal Council
Carlos Elder Maciel de Aquino	April 9, 1961	April 30, 2020	Member of Fiscal Council

(1)	The current holders of the positions were approved at our annual shareholders’ meeting held on April 30, 2020.

The term of office of the members of our fiscal council will expire on the date of our next annual shareholders’ meeting.

The following is a summary of the business experience of the members of our Fiscal Council.

Helmut Bossert. Mr. Bossert has strong experience in the Brazilian capital markets, especially with equities, eurobonds and debentures issuances and in transactions with official finance institutions in Brazil and abroad. He has also been actively involved in IPOs, listings on the “Novo Mercado” segment of the B3 and on the NYSE (including with Level III ADRs). Mr. Bossert joined Corp-Group Conexões de Valor in 2015 as a Consultant for Investor Relations, Corporate Governance, Capital Markets IPO-PMO, Communication ESG. Prior to Corp-Group, he worked as Head of Investor Relations at Natura Cosméticos and participated in Natura’s IPO in 2004. He also made a significant contribution to the implementation of Natura’s corporate governance structure. He was also the Head of Capital Markets and Investor Relations at SABESP and led its IPO on the “Novo Mercado” on the Bovespa with an ADR Level III program on the NYSE. He has also worked at Unibanco where he acted in different roles, such as Investment Analyst, Corporate Officer, Portfolio Manager, and Institutional Sales. Mr. Bossert holds a bachelor’s degree in Economics at Pontificia Universidade Católica and Capital Markets – Universidade de São Paulo.

Eduardo Rogatto Luque. Mr. Eduardo has over 30 years of experience in auditing and assisting clients with complex and unique accounting needs, especially those involving US GAAP, both in Brazil and overseas. Eduardo has accumulated experience of 27 years with PwC, (1989 – 2016), including 12 years as a partner (2004 – 2016). During his career with PwC, he was seconded to the US for three years, he was in charge of the Engineering & Construction Industry and the Japan Desk in Brazil and was also a member of the Global Quality Review Program for Assurance in Brazil and Ecuador. Mr. Eduardo has extensive experience with large, complex and multinational companies (Ambev, Kroton, Bayer, GP Investments, Tempo Participações, Alcoa, DuPont, Qualicorp, Sonae Sierra, Helbor, Gafisa, etc.) and IPOs and SEC filings. He is considered a US GAAP and IFRS specialist by his peers. Eduardo Joined Irko Accounting Services in August 2016, a company founded by his father over sixty years ago. He is a Member of Fiscal Council of Qualicorp S.A. (Coordinator), Itaúsa S.A. and Fundação Zerrenner (Fundação Ambev). Strategic Director of ABRAPSA (Brazilian Association of Administrative Service Providers). Mr. Eduardo holds a bachelor’s degree in accounting (PUC São Paulo); MBA in Controllership (USP) - São Paulo; APG Senior Program in Leadership in Amana-Key – São Paulo.

Carlos Elder Maciel de Aquino. Mr. Elder has a bachelor’s degree in accounting from the Universidade Federal de Pernambuco (UFPE), and a master’s degree in accounting and Actuarial Sciences from the Pontifícia Universidade Católica de São Paulo (PUC-SP). He holds an MBA in Finance from IBMEC-SP and an MBA in Controllership from the Universidade de São Paulo (USP-SP), as well as a specialization in Economic Engineering from Universidade Católica de Pernambuco (UNICAP-PE). He has worked as a director at Unibanco, Itaú Unibanco and KPMG Brasil, among others. Mr. Elder is a professor at the Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (Fipecafi) since 1995. He is the author and co-author of articles published in Brazilian and international books and journals on finance, accounting, governance, internal auditing and regulatory aspects. He also has experience in executive positions in the financial, auditing, health, private pension and third sector segments, as well as acting as a member of the board of directors and committees as audit, risk management, internal controls, money laundering prevention and fiscal council. Currently, he is member of the board and member coordinator of the Audit Committee of Locaweb S.A., chair of the audit committee of Banco Pine S/A and of the FUNCEF - Fundação dos Economiários Federais. He is also member coordinator of the audit committee and risk management committee of International Meal Company S.A., member of the audit committee of São Paulo Turismo S.A. and a member of our fiscal council.

B. Compensation

Overview

Our compensation practices are divided into fixed and variable compensation (short- and long-term incentives). The objectives of our compensation practices include: (1) the alignment of interests between executive management and shareholders, (2) incentivize results generation and an increase in Company value, as well as social and environmental values and (3) the recognition of contributions by, and the retention of, professionals based on market references. The compensation we offer allows us to attract, retain and recognize highly qualified professionals in our management.

Members of our management team are eligible to receive base compensation, variable compensation, and indirect benefits. Base compensation is the monthly sum paid which reflects the value of the experience and responsibility of the position of each manager. The variable portion of the compensation is a way to reward managers for achieving goals based on economic, social and environmental factors, which we believe can help us meet our economic, social and environmental goals.

The variable component of compensation represents a greater portion of compensation for senior executives compared to the other employees. Besides well-defined payout limits, all variable compensation is linked to effectively meeting goals, i.e., exceeding the minimum expectations of growth established annually by management. Variable compensation includes long-term cash awards granted under certain legacy plans. All such awards will vest by 2022 and no further awards will be granted under such plans.

The aggregate amount of compensation paid by Natura Cosméticos (prior to the completion of the Transaction) to members of its board of directors and its executive officers for the fiscal years ended December 31, 2019, 2018 and 2017 is as follows:

	Board of Directors	Board of Executive Officers	Total
	(in thousands of R$)
2017	16,000.7	47,252.0	63,252.7
2018	38,860.5	35,294.7	74,155.1
2019	42,519.9	36,437.9	78,957.8

Equity Compensation

We offer long-term incentives for senior executives and employees responsible for its long-term strategy. These programs aim to ensure a sense of ownership, emphasize the relationship between the Company’s performance and compensation, create long-term value at the Company, and ensure healthy growth along with a balanced participation in value creation when possible. These equity compensation schemes also help us recruit, retain and engage qualified professionals.

All of the Natura &Co equity plans, award programs and awards were converted to mirror plans, programs and awards adopted and approved at the Natura &Co Holding level. In addition, in line with the Merger Agreement, on the effective time of the Transaction, each outstanding Avon option and share appreciation right was cancelled and settled for its spread value, if any, and each outstanding Avon restricted stock unit and performance restricted stock unit prior to such effective time was converted into substantially equivalent awards in Natura &Co Holding with any applicable performance goals measured where possible, but otherwise deemed to be attained at target level. As of the date of this annual report, we have two equity incentive plans pursuant to which further awards may be granted: the Coinvestment Plan, or CIP Plan, and the Long-Term Incentive Plan, or LTIP. The terms of the CIP Plan and the LTIP are substantially similar to those of the Co-Investment Program and the 2019 Program of Natura Cosméticos, respectively, as described below.

Outstanding Options

As of December 31, 2019 and December 31, 2018, the members of our board of directors and executive officers had 10,058,320 and 5,390,876, respectively, options outstanding, and, 804,847 and 609,339, respectively, common shares related to the equity incentive programs, with exercise prices ranging from R$11.28 to R$73.70 and expiration dates ranging from March 10, 2021 to March 20, 2027, pursuant to the programs described above.

Stock Option Programs

In 2009, shareholders of Natura Cosméticos approved an evergreen Common Shares Purchase or Subscription Option Granting Program (the “2009 Share Program”), which establishes the general conditions of granting of purchase or subscription option of shares issued by Natura Cosméticos (“Options”), with a fixed term and price, to officers and employees of Natura Cosméticos, as well as to the officers and employees of other companies that are or may be under the direct or indirect control of Natura Cosméticos. Such eligible participants under the program may invest a maximum of 100% of the net value of their short-term incentives in Natura Cosméticos’ shares, which remain locked up until the Options are exercised according to the following schedule: 50% of Options become vested and exercisable three years after the grant date; however, if such shares are exercised after three years and before four years following the grant date, the other 50% of the Options will be fully canceled. At the end of the fourth year from the grant date, 100% of the Options become vested and exercisable. The maximum term for exercising each Option is eight years after the approval date of the Option grant.

In 2015, shareholders of Natura Cosméticos approved an additional evergreen Common Shares Purchase or Subscription Option Granting Program (the “2015 Share Program”), which establishes the general conditions of granting of Options, with a fixed term and price, to eligible senior executives and employees. Such eligible participants under the program may invest a maximum of 50% of the net value of their short-term incentive in the Natura Cosméticos shares, which remain locked up until the Options are exercised according to the following schedule: one-third of Options become vested and exercisable two years after the grant date, one-third become vested and exercisable three years after the grant date, and the remaining Options become vested and exercisable four years after the grant date. The maximum term for exercising each Option is eight years after the approval date of the Option grant.

Restricted Stock Programs

Natura Cosméticos implemented a restricted stock program during the 2015 fiscal year (the “2015 Restricted Stock Program”) and a second restricted stock program during the 2017 fiscal year (the “2017 Restricted Stock Program,” and together with the 2015 Restricted Stock Program, the “Restricted Stock Programs”) for groups of senior executives and employees deemed eligible by the board of directors. The purpose of the Restricted Stock Programs is to encourage improved management and employee retention. The Restricted Stock Programs have an indefinite duration.

For the 2015 Restricted Stock Program, the board of directors will determine the number of restricted shares to be awarded from time to time to participants. For the 2017 Restricted Stock Program, eligible participants under the program may invest up to a maximum of 100% of the bonus acquiring shares from Natura Cosméticos and for each share acquired, Natura Cosméticos will grant to the participant three restricted shares.

The participant’s restricted shares under the 2015 Restricted Stock Program will only vest according to the following schedule if the participant remains employed by Natura Cosméticos or by companies belonging to the same economic group as Natura Cosméticos during the period between the grant date and the following vesting dates: one-third vests two years after the grant date, another one-third vests three years after the grant date, and the remaining restricted shares vest four years after the grant date.

The participant’s restricted shares under the 2017 Restricted Stock Program will only vest according to the following schedule if the participant remains employed by Natura Cosméticos or by companies belonging to the same economic group as Natura Cosméticos during the period between the grant date and the following vesting dates: one-third vests one year after the grant date, another one-third vests two years after the grant date and the remaining restricted shares vest three years after the grant date.

Stock Option Program for Strategy Acceleration

Natura Cosméticos implemented a Stock Option Strategy Acceleration Plan (the “Accelerate Strategy Program”) in 2015 and a Second Stock Option Strategy Acceleration Plan in 2017 (the “Second Accelerate Strategy Program,” and together with the Accelerate Strategy Program, the “Accelerate Strategy Programs”). The Accelerate Strategy Programs allow the board of directors to freely grant Options to purchase or subscribe to Natura Cosméticos common shares to senior executives and employees of Natura Cosméticos or of companies under the direct or indirect control of Natura Cosméticos.

Under each of the Accelerate Strategy Programs, 50% of Options vest and are exercisable four years after the grant date, and the remaining 50% of Options vest five years after the grant date. The maximum term for exercising each Option under the Accelerate Strategy Programs is eight years after the approval date of the Option grant.

2019 Long-Term Incentive Program

At the Annual and Extraordinary Shareholders’ Meetings held on April 13, 2019, shareholders of Natura Cosméticos approved an evergreen Performance Shares Program (the “2019 Program”), which establishes the general conditions of granting of performance shares or Options to participants selected by the board of directors as provided under the 2019 Program. The performance shares will only become vested and Options will only become exercisable to the extent the participant remains continuously engaged by Natura Cosméticos or by companies under the direct or indirect control of Natura Cosméticos as an employee, subject to any stipulations regarding the participant’s termination and certain special situations (such as a change of control or other extraordinary events) in accordance with the 2019 Program during the period between the grant date and three years after the grant date. If the grant becomes subject to performance or other conditions, the board of directors will determine whether any applicable dates were complied with. If the grant is an Option, unless otherwise determined by the board of directors, the term for the exercise of the Option shall be 30 days after it becomes exercisable. The exercise period for the Option may not be extended beyond ten years from the grant date.

2019 Co-Investment Program

At the Annual and Extraordinary Shareholders’ Meetings held on April 13, 2019, shareholders of Natura Cosméticos approved an evergreen co-investment program (the “Co-Investment Program”) which aims to connect short-term incentives (such as annual bonuses or profit sharing results) with long-term incentives by providing for the granting of equity interests conditioned upon the investment by the participant of part of his or her annual bonus and/or profit sharing results. A grant under the Co-Investment Program will only become vested to the extent that the participant remains continuously engaged by Natura Cosméticos or by companies under the direct or indirect control of Natura Cosméticos as an employee, subject to any stipulations regarding the participant’s termination and certain special situations (such as a change of control or other extraordinary events) in accordance with the Co-Investment Program. Each grant will be divided into three tranches (each a “Tranche”). The first and second Tranches shall each correspond to one-third of the total number of shares granted, whereas the third Tranche shall correspond to the balance of shares under such grant. The Tranches will vest according to the following schedule: the first Tranche will vest on the first anniversary following the grant date, the second Tranche will vest on the second anniversary of the grant date, and the third Tranche will vest on the third anniversary following the grant date. If the grant is an Option, unless otherwise determined by the board of directors, the term for the exercise of the Option shall be 30 days after it becomes exercisable. The exercise period for the Option may not be extended beyond ten years from the grant date.

Retirement Benefits

Our directors and executive officers participate in a defined contribution incentive savings pension plan maintained by the Company (the “Natura Retirement Plan”). The Company matches 60% of the executive’s contribution up to a certain limit. This is the same plan that is offered to all employees of Natura Cosméticos in Brazil.

For the fiscal years ended December 31, 2019 and 2018, a total amount of R$0.026 million and R$0.026 million, respectively, had been set aside or accrued to provide benefits under the Natura Retirement Plan for members of Natura Cosméticos S.A.’s board of directors and our executive officers.

Directors’ and Officers’ Insurance

We have put in place a directors and officers liability insurance policy which we renew on an annual basis. The policy covers losses and damages suffered by third parties arising from acts related to the exercise of functions and powers by our board of directors and/or executive officers. In accordance with market practice, we have also entered into indemnity agreements with our executive officers and members of our board of directors to provide them with additional protection against losses which they may incur in connection with the exercise of their function and which are not covered by the directors and officers liability insurance policy.

C.   Board practices

Committees of Our Board of Directors

Audit, Risk Management and Finance Committee

In 2011, the CVM approved Instruction No. 509/2011 governing the comitê de auditoria estatutário (statutory audit committee), an audit committee established under the by-laws of issuers that are subject to certain requirements under the CVM rules. Effective January 2018, the B3 listing rules for its Novo Mercado segment require that a company listed on the Novo Mercado (such as ours) create and implement an audit committee in accordance with the CVM rules. The Novo Mercado segment of the B3 is a premium listing segment for Brazilian companies that meet the highest standards of corporate governance.

Our audit, risk management and finance committee was approved by our board of directors at a meeting held on July 17, 2019. The audit, risk management and finance committee is an advisory committee of our board of directors, as provided for in Article 26 of Natura &Co Holding’s by-laws, that provides assistance in matters involving our accounting, internal controls, financial reporting and compliance, as set forth on Article 27 of our by-laws. According to CVM Instruction No. 509/2011 and Natura &Co Holding’s by-laws, our audit, risk management and finance committee must have at least three members of whom: (1) at least one must be an independent director (as defined in the Novo Mercado rules), to be appointed by our board of directors; (2) at least one must have recognized experience in corporate accounting; (3) at least one shall not be a member of our board of directors; and (4) one of the members may have both qualifications described in item (1) and (2).

The following table sets forth certain information related to the current members of our audit, risk management and finance committee:

Name	Date of Birth	Date of Election	Position Held(1)
Gilberto Mifano	November 11, 1949	January 30, 2020	Chairman
Andrew G. McMaster Jr.	November 4, 1952	January 30, 2020	Member
Fábio Colletti Barbosa	October 3, 1954	January 30, 2020	Member
Roberto de Oliveira Marques	July 13, 1965	January 30, 2020	Member
Luiz Carlos Passetti	October 7, 1958	March 30, 2020	Member

(1)	With the exception of Roberto de Oliveira Marques, all the members of our audit, risk management and finance committee are independent.

The terms of service for members of the audit, risk management and finance committee will expire at the latest on the date that is 10 years from the date of such member’s election.

We present below a brief biographical description of each member of our audit, risk management and finance committee.

Gilberto Mifano. See “—A. Directors and Senior Management—Board of Directors.”

Andrew G. McMaster Jr. See “—A. Directors and Senior Management—Board of Directors.”

Fábio Colletti Barbosa. See “—A. Directors and Senior Management—Board of Directors.”

Roberto de Oliveira Marques. See “—A. Directors and Senior Management—Board of Directors.”

Luiz Carlos Passetti. Mr. Passetti holds a degree from University of Economic Sciences of São Paulo and completed career development courses at Fundação Getúlio Vargas and Harvard University. Mr. Passetti has over 35 years of experience in audit and consulting services at Ernst & Young, 25 of those as a partner. During his career, he served national and international large companies listed in Brazil’s and the U.S.’s stock exchange following CVM and SEC rules. Mr. Passetti was the chairman of EY’s South America Board of Governance and a member of EY’s Board of Americas and Global. He was also a member of Marilan S.A.’s Audit Committee and member of IBGC-Instituto Brasileiro de Governança Corporativa’s Audit and Risk Committee.

Organization and People Committee

Our organization and people committee was created on January 30, 2020 by our board of directors. This committee is composed of at least three and no more than six members, all of whom must be members of the board of directors and one of whom shall chair the committee. Each member of the committee will serve a two-year term.

The organization and people committee is responsible for assisting the board of directors in making decisions regarding strategies, policies and rules related to human resources, corporate development and management systems and ensuring compliance therewith in relation to people planning and development, compensation and benefits of our management.

The following table sets forth certain information related to the current members of our organization and people committee:

Name	Date of Birth	Date of Election	Position Held
Fábio Colletti Barbosa	March 10, 1954	January 30, 2020	Chairman
Carla Schmitzberger	June 21, 1962	January 30, 2020	Member
Roberto de Oliveira Marques	July 13, 1965	January 30, 2020	Member
Nancy Killefer	November 16, 1953	January 30, 2020	Member

The term of service for members of the organization and people committee will expire on January 30, 2022.

We present below a brief biographical description of each member of our organization and people committee.

Fábio Colletti Barbosa. See “—A. Directors and Senior Management—Board of Directors.”

Carla Schmitzberger. See “—A. Directors and Senior Management—Board of Directors.”

Roberto de Oliveira Marques. See “—A. Directors and Senior Management—Board of Directors.”

Nancy Killefer. See “—A. Directors and Senior Management—Board of Directors.”

Strategy Committee

Our strategy committee was established on January 30, 2020 by the board of directors. This committee is composed of at least three and no more than six members, all of whom must be members of the board of directors and one of whom shall chair the committee. Each member of the committee will serve a two-year term.

The strategy committee is responsible for, among other things, helping to monitor and guide our corporate strategy, observing the strategic guidelines approved by the board of directors, communicating the Company’s concepts, values and beliefs and supporting its permanence.

The following table sets forth certain information related to the current members of our strategy committee:

Name	Date of Birth	Date of Election	Position Held
Roberto de Oliveira Marques	July 13, 1965	January 30, 2020	Chairman
Carla Schmitzberger	June 21, 1962	January 30, 2020	Member
Ian Martin Bickley	October 2, 1963	January 30, 2020	Member

The term of service for members of the strategy committee will expire on January 30, 2022.

We present below a brief biographical description of each member of our strategy committee.

Roberto de Oliveira Marques. See “—A. Directors and Senior Management—Board of Directors.”

Carla Schmitzberger. See “—A. Directors and Senior Management—Board of Directors.”

Ian Martin Bickley. See “—A. Directors and Senior Management—Board of Directors.”

Corporate Governance Committee

The corporate governance committee is responsible for monitoring the operations of our entire corporate governance system, following the evolution of best international corporate governance practices and proposing adjustments and improvements to our corporate governance system whenever it deems necessary. The committee also ensures compliance with the corporate governance guidelines approved by the board of directors.

Our corporate governance committee was established on January 30, 2020 by the board of directors. This committee is composed of at least three, but no more than five, members, one of whom shall chair the committee and shall consist of at least the three co-chairmen of the board of directors. Each member of the committee will serve a two-year term.

The following table sets forth certain information related to the current members of our corporate governance committee:

Name	Date of Birth	Date of Election	Position Held
Guilherme Peirão Leal	February 22, 1950	January 30, 2020	Chairman
Pedro Luiz Barreiros Passos	June 29, 1951	January 30, 2020	Member
Antônio Luiz da Cunha Seabra	March 23, 1942	January 30, 2020	Member
Roberto de Oliveira Marques	July 13, 1965	January 30, 2020	Member

The terms of the members of the corporate governance committee will expire on January 30, 2022.

We present below a brief biographical description of each member of our corporate governance committee.

Guilherme Peirão Leal. See “—A. Directors and Senior Management—Board of Directors.”

Pedro Luiz Barreiros Passos. See “—A. Directors and Senior Management—Board of Directors.”

Antônio Luiz da Cunha Seabra. See “—A. Directors and Senior Management—Board of Directors.”

Roberto de Oliveira Marques. See “—A. Directors and Senior Management—Board of Directors.”

Group Operating Committee

Our group operating committee is responsible for assisting, advising and supporting the leadership and management of our various business units within Natura. The committee’s responsibilities include assisting the board of directors and the Group CEO in defining and implementing our global strategy, overseeing our business units, and identifying synergies and opportunities within our business. The group operating committee was established on January 30, 2020 by our board of directors and currently has 13 members. Our group operating committee became an advisory body directly linked to the board of director in accordance with the resolutions of our shareholders’ meeting held on April 30, 2020. Each member of the committee will serve a two-year term.

The following table sets forth certain information related to the current members of our group operating committee:

Name	Date of Birth	Date of Election	Position Held
Roberto de Oliveira Marques	July 13, 1965	January 30, 2020	Chairman
João Paulo Brotto Gonçalves Ferreira	December 9, 1967	January 30, 2020	Member
David Philip Boynton	March 30, 1963	January 30, 2020	Member
Michael O’Keefe	March 15, 1970	January 30, 2020	Member
Joselena Peressinoto Romero	May 18, 1967	January 30, 2020	Member
Robert Claus Chatwin	May 16, 1967	January 30, 2020	Member
Itamar Gaino Filho	October 18, 1976	January 30, 2020	Member
Paula Leeson Fallowfield	August 22, 1967	January 30, 2020	Member
José Antonio de Almeida Filippo	October 27, 1960	January 30, 2020	Member
Silvia Freire Dente da Silva Dias Lagnado	August 25, 1963	January 30, 2020	Member
Kay Nemoto	December 7, 1971	January 30, 2020	Member
Angela Cretu	September 10, 1974	January 30, 2020	Member

The term of service for members of the group operating committee will expire on January 30, 2022.

We present below a brief biographical description of each member of our group operating committee.

Roberto de Oliveira Marques. See “—A. Directors and Senior Management—Board of Directors.”

João Paulo Brotto Gonçalves Ferreira. See “—A. Directors and Senior Management—Board of Executive Officers.”

David Philip Boynton. Mr. Boynton holds a degree in food science from the University of Leeds. He worked for ten years at L’Occitane Limited U.K. and L’Occitane en Provence in London and New York, in which he held several leading positions, including managing director, group managing director for North Atlantic, Australia & South Africa and chief executive for U.S. During his tenure at L’Occitane, he was operationally responsible for a geographically diverse group of over 600 boutiques in fourteen countries and was responsible for turning around the U.S. business between 2011 and 2015, putting in place a new team and strategy to improve brand desirability and sharpening the operating model in the context of the growth of digital and declines in store traffic. Mr. Boynton also worked for several years in Asia, including as managing director of Hong Kong and Macau operations at A.S. Watson. Prior to joining The Body Shop, in December 2017, Mr. Boynton worked for almost two years at Charles Tyrwhitt, as chief executive of the U.K. Mr. Boynton is currently the Chief Executive Officer of The Body Shop.

Michael O’Keefe. Mr. O’Keefe holds a bachelor’s degree in electronic engineering (Hons) and computer science from La Trobe University, an MBA degree from London Business School and has participated in executive programs at IESE Business School and Harvard Business School. He has over 20 years of experience, including in general management, corporate development, product development, manufacturing, retail, business operations and strategy. Mr. O’Keefe currently serves as chief executive officer and is a director of Aesop.

Joselena Peressinoto Romero. Josie Peressinoto Romero is Chief Operations Officer and member of the Group Operating Committee, responsible for Latin American end-to-end supply chain, global procurement, international logistics and manufacturing footprint, supply chain, shared services and back office. Her career at Natura started in 2010 as Global Supply Chain Planning Director. Before that, she occupied several leadership positions at local and regional basis in Unilever. Her last position was a Supply Chain VP for the Latin America Home Care business. Josie is Food engineer and has participated in Executive Programs at Pennsylvania State University, Harvard, INSEAD and JIPM (Japan).

Robert Claus Chatwin. Mr. Chatwin holds a degree in economics and an MBA from IMD in Switzerland. He is also a chartered accountant certified by the Institute of Chartered Accountants in England and Wales (ICAEW). He held several positions at Royal Philips Electronics, including global chief executive officer of Philips Avent, vice president of mergers and acquisitions and vice president of strategy and new business development in the Consumer Goods division in Amsterdam, and at Philips Latin America in São Paulo. He also worked at HSBC Investment Bank in London and at KPMG Corporate Finance in London and in Brazil.

Itamar Gaino Filho. See “—A. Directors and Senior Management—Board of Directors.”

Paula Leeson Fallowfield. Ms. Fallowfield holds a degree from the University of Iowa. She has held many leading positions in human resources area, working for Harrods for nine years as a deputy director. She also was the founder of Fallow & Co. providing recruitment and HR solutions within Luxury Retail. Ms. Fallowfield worked for more than five years for the luxury brand Burberry, in which she held the positions of VP Talent and Resourcing and VP Global Talent and HR business partner, EMEA. Since January 2017, she holds the position of chief HR officer at Aesop.

José Antonio de Almeida Filippo. See “—A. Directors and Senior Management—Executive Officers.”

Silvia Freire Dente da Silva Dias Lagnado. Ms. Lagnado previously served as an independent member of the board of directors since July 2014. Ms. Lagnado received a bachelor’s degree from the Escola Politécnica of the University of São Paulo in 1986. She was previously Executive Vice President and Chief Marketing Officer of the McDonald’s Corporation where she was responsible for global strategy, product development and market research from August 2019 to August 2019. She was chief marketing officer and chief executive officer of Bacardi Global Brands from June 2010 to November 2012. She also worked at Unilever from 1986 to 2010, having served as the Global Executive Vice President of the Culinary Division in addition to serving in several other international positions during her 25 years with the company. She served as an independent member of the boards of Nuelle Inc., a U.S.-based company, Sapient, in Boston, Massachusetts, and Britvic Plc, a soft drink production and marketing company in the United Kingdom.

Kay Nemoto. Ms. Nemoto is the chief of staff of Natura &Co and a member of our group operating committee. She played an integral role in Avon’s transformation while on secondment from Avon’s strategic partners, Cerberus Operations & Advisory Company, or COAC, since July 2017. She took on the role of Chief Strategy and Human Resources Officer at Avon Products Inc. in February 2019. Prior to Avon, as Operating Executive at COAC, Ms. Nemoto successfully led teams supporting turnarounds at multiple portfolio companies, always working closely with the management and HR teams. She brings over 10 years of experience in consultancy and advisory roles including with Ernst & Young, Operations Transaction Services and AlixPartners, a turnaround specialist advisory firm. She originally started her career in Banking and Private Equity, managing portfolio businesses. Ms. Nemoto holds an MBA from London Business School.

Angela Cretu. Ms. Cretu is chief executive officer of Avon, responsible for the business outside of Latin America and for the oversight of the Avon brand globally. Prior to her appointment as chief executive officer in January 2020, Ms. Cretu was General Manager of Avon Central Europe, where she led a mix of 19 mature and emerging countries. She joined Avon 20 years ago following several sales roles in the fast moving consumer goods industry, and built up a strong career from Sales Manager and Country Lead, to Vice President of Global Business Model Innovation at the New York headquarters. Ms. Cretu has also held positions as General Manager of three out of six Avon clusters in the last decade: Eastern Europe, Turkey, Middle East and Africa and Central Europe. Ms. Cretu graduated from The Academy of Economic Studies, Economic Cybernetics, Statistics and Informatics in Bucharest. She also completed an executive education program at the London Business School.

D.    Employees

Employees and Union Relations

Natura &Co

As of December 31, 2019, Natura &Co had 18,585 employees. The following table shows Natura &Co’s number of employees as of the dates indicated:

	As of December 31,
Location	2019	2018	2017
Natura	6,822	6,642	6,332
The Body Shop	9,111	9,062	9,077
Aesop	2,652	2,414	1,949
Total	18,585	18,118	17,358

Our relationship with our employees is subject to the terms and conditions set forth in each of the collective labor agreements executed by it with the local unions to which its employees belong.

The following tables set forth a breakdown of Natura &Co’s employees by business division, function and geography as of the dates indicated.

Natura Cosméticos

As of December 31, 2019, we had 6,822 employees working in our Natura Cosméticos operations. The following table shows its number of employees by geographic location for the periods indicated:

	As of December 31,
Location	2019	2018	2017
Brazil	5,085	4,958	4,765
Argentina	716	690	641
Chile	225	224	189
Mexico	133	122	116
Peru	224	228	219
Colombia	402	378	362
United States	21	21	21
France	16	21	19
Total	6,822	6,642	6,332

The following table shows the number of Natura Cosméticos employees by role for the periods indicated:

	As of December 31,
Role	2019	2018	2017
Production positions	1,972	2,062	2,054
Administrative positions	4,120	3,902	3,629
Management positions	672	623	596
Executive positions	58	55	53
Total	6,822	6,642	6,332

The Body Shop

As of December 31, 2019, we had 9,111 employees in our The Body Shop operations, including office employees and retail employees. The following table shows the number of The Body Shop employees by geographic location for the periods indicated:

	As of December 31,
Location	2019	2018	2017
Brazil	80	92	71
Chile	82	73	60
Mexico	18	17	9
Austria	96	100	115
Belgium	94	76	83
Denmark	111	132	226
France	389	347	365
Germany	523	522	604
Luxembourg	5	5	5
Monaco	—	—	1
Netherlands	170	185	195
Portugal	137	139	140
Spain	293	283	288
Sweden	243	256	272
Australia	1,065	991	1,024
Hong Kong	242	280	279
Macau	14	16	17
Singapore	297	281	308
U.K.	3,105	3,173	2,716
United States	992	1,100	1,085
Canada	1,155	994	1,214
Total	9,111	9,062	9,077

Aesop

As of December 31, 2019, we had 2,652 employees in our Aesop operations, including office employees and retail employees. The following table shows the number of Aesop employees by geographic location for the periods indicated:

	As of December 31,
Location	2019	2018	2017
Oceania	748	793	614
Europe	656	567	487
Americas(1)	439	382	319
Asia	809	671	529
Total	2,652	2,413	1,949

(1)	Includes Brazil.

Compensation and Benefits

Natura &Co Compensation Policies

Our executive compensation philosophy is common to all companies within the group, to promote the achievement of short-, mid- and long-term goals aligned with shareholders’ interests. We seek to offer benefits policies and programs that are competitive with the local market.

The variable component, whether short-term compensation or long-term gains, represents a greater portion of compensation for senior executives. Besides well-defined payout limits, all variable compensation is linked to effectively meeting goals, i.e., exceeding the minimum expectations of growth established annually by management.

Our long-term incentive programs (our Long-Term Incentive Plan and Co-Investment Plan) are part of a strategy for retention of our management team and employees, with the purpose of generating value for our shareholders. Moreover, it increases the variable component as a percentage of compensation for program participants across Natura &Co.

These programs aim to align expectations of shareholders and program participants with our long-term performance, incentivize improved performance of our management team, give program participants the opportunity to become our shareholders and encourage them to add value to Natura &Co. Other benefits include giving employees a more entrepreneurial and corporate perspective (by sharing in our risks and earnings), harmonizing and improving relations between the companies within Natura &Co, encouraging retention of the management team and employees and increasing our attractiveness to potential hires.

In addition, part of the program aims to connect short-term incentives (annual bonuses and/or profit sharing awards) with long-term incentives by granting awards conditioned upon the investment by the participant of part of the annual bonus and/or profit sharing awards.

For more information on the compensation of our directors and officers, see “—B. Compensation.”

E.    Share ownership

Certain of our directors are also controlling shareholders of Natura &Co Holding and shareholders of companies that are signatories to the shareholders’ agreement of Natura &Co Holding:

•	Mr. Cunha Seabra is one of the controlling shareholders and also a signatory to the Shareholders’ Agreement.

•	Mr. Peirão Leal is one of the controlling shareholders and also a signatory to the Shareholders’ Agreement.

•	Mr. Barreiros Passos is one of the controlling shareholders and also signatory to the Shareholders’ Agreement.

•	Mr. Cunha Seabra, Mr. Peirão Leal and Mr. Barreiros Passos are indirect controlling shareholders of Bres Itupeva Empreendimentos Imobiliários Ltda., which has provided services to a subsidiary of Natura Cosméticos in the last three years.

The table below sets forth the beneficial ownership of our board of directors, board of executive officers and controlling shareholders in Natura &Co Holding’s share capital as of April 30, 2020:

	Shares Held	Options Outstanding(1)

Controlling Shareholders	516,034,838	—
Other Directors	568,307	7,275,868
Other Executive Officers	526,281	277,561
Total	517,129,426	7,553,429

_______________

(1) The information provided relates to our equity incentive plans.

See also “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders—Shareholders’ Agreements and Other Arrangements of Natura &Co Holding” for additional information on the shareholders’ agreement relating to Natura &Co Holding.

Item 7. Major Shareholders and Related Party Transactions

A.    Major shareholders

As of May 4, 2020, our issued and outstanding share capital was R$4,920,684,227.99, fully issued and paid in comprising 1,188,807,771 common shares, nominative and without nominal value. Our current share capital was validated by our shareholders at the annual meeting held on April 30, 2020.

The following table sets forth, as of April 30, 2020, except where otherwise noted, certain information with respect to the number of common shares beneficially owned (as defined by the SEC’s rules and regulations) by (1) each of our executive officers, (2) each member of our board of directors, (3) all current executive officers and directors as a group and (4) each person known to us to own beneficially more than 5% of our outstanding common shares.

Shareholders	Total Number of Common Shares	Percentage
Antonio Luiz Da Cunha Seabra	199,151,684	16.75%
Fabio Dalla Colletta De Mattos	4,367,930	0.37%
Fabricius Pinotti	5,859,936	0.49%
Felipe Pedroso Leal	45,349,492	3.81%
Fundo de Investimento de Ações Veredas – Investimento no Exterior	20,641,378	1.74%
Guilherme Peirão Leal	99,342,778	8.36%
Gustavo Dalla Colletta De Mattos	4,367,930	0.37%
Lucia Helena Rios Seabra	92	0.00%
Maria Heli Dalla Colleta De Mattos	24,305,810	2.04%
Norma Regina Pinotti	35,156,064	2.96%
Passos Participações S.A.(1)	50,670	0.00%
Pedro Luiz Barreiros Passos	26,231,646	2.21%
Ricardo Pedroso Leal	45,349,492	3.81%
Vinicius Pinotti	5,859,936	0.49%
Subtotal	516,034,838	43.41%
Other Directors	568,307	0.05%
Other Executive Officers	526,281	0.04%
All Directors and Management	1,094,588	0.09%
Dynamo (Dynamo Administração de Recursos / Dynamo Internacional Gestão de Recursos)	59,369,600	5.00%
Others	611,880,607	51.46%
Treasury shares	428,138	0.04%
Total	1,188,807,771	100.00%

(1)       Passos Participações S.A. is controlled by Pedro Passos, a member of our board of directors. The shareholding above represents the sum of the equity held by the individual person and the legal entity.

As of April 30, 2020, there were a total of 3,822 registered holders of Natura &Co Holding ADSs and 50,035,417 ADSs outstanding, representing 100,070,834 common shares or 8.42% of outstanding common shares. Since some of these ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

Our major shareholders do not have different voting rights.

Shareholders’ Agreements and Other Arrangements of Natura &Co Holding

Passos Participações S.A., Antonio Luiz da Cunha Seabra, Guilherme Peirão Leal, Pedro Luiz Barreiros Passos, Fundo de Investimento de Ações Veredas – Investimento no Exterior, Felipe Pedroso Leal, Ricardo Pedroso Leal, Norma Regina Pinotti, Vinicius Pinotti, Fabricius Pinotti, Maria Heli Dalla Colletta de Mattos, Gustavo Dalla Colletta de Mattos, Fabio Dalla Colletta de Mattos, Lucia Helena Rios Seabra and Natura &Co Holding, as an intervening party, are parties to the Shareholders’ Agreement of Natura &Co Holding (the “SHA”), which was entered into on September 4, 2019.

The SHA will remain in force until February 12, 2025. All signatories to the SHA, as well as their successors, on any account, shall exercise their respective voting rights in accordance with the provisions of the SHA.

The SHA signatories are organized into five groups (the “Shareholder Groups”) that each have a representative (the “Group Representative”), whose main duties are to represent their Shareholder Group in its relations with the other Shareholder Groups, to represent their Shareholder Group at Preliminary Meetings (as defined below), to consider and vote on any and all matters discussed at Preliminary Meetings, and to represent the Shareholder Group and each member of the Shareholder Group in the exercise of all rights and in the compliance with all obligations established by the SHA.

The SHA states that Natura &Co Holding shareholders’ meetings will be preceded by a meeting of the Group Representatives, or the Preliminary Meeting, to discuss each of the matters on the agenda of the Natura Cosméticos shareholders’ meeting. Approvals at the Preliminary Meeting will be subject to the favorable vote of Group Representatives holding at least 60% of the shares present at such Preliminary Meeting. At the Preliminary Meeting, each Share with the right to vote, held by a party belonging to a Shareholder Group represented by a Group Representative at the Preliminary Meeting, will be entitled to one vote. The decisions approved at the Preliminary Meeting will bind the vote of all parties at the respective Natura Cosméticos shareholders’ meeting.

The signatories shall exercise their voting right and power of control in good faith to ensure that the activities of Natura Cosméticos are based on the following basic principles and assumptions: (i) Natura &Co Holding’s management will be run by ethical, experienced and independent professionals; (ii) Natura &Co Holding’s strategy will be based on the principle of sustainable growth and the exercise of Natura &Co Holding’s purpose, in line with our economic, environmental and social commitments; (iii) Natura &Co Holding’s operations with related parties shall be conducted in accordance with market practices; (iv) Natura &Co Holding’s management shall pursue high levels of profitability, efficiency and competitiveness, always complying with its commitment of being an agent of economic, environmental and social development; and (v) except if authorized, in writing, by all signatories, Natura &Co Holding may not, directly or indirectly, hire as an employee, worker or service provider of Natura &Co Holding and/or its subsidiaries, the heirs and/or spouses of any of its shareholders and related parties.

In the event of any breach or delay in performance of the SHA, if the defaulting party fails to remedy the breach within 90 days of receiving notice of the default, the right to vote at the Preliminary Meetings conferred on the shares held by the defaulting party will be suspended, and the parties not in default must convene a Preliminary Meeting to suspend the voting rights of the defaulting party. The suspension of voting rights of one of the parties will not lead to the suspension of voting rights of other parties in the Shareholder Group. Once the breach is remedied, the shares held by the defaulting party will once again have the right to vote at the Preliminary Meetings.

The SHA establishes rules for the election of directors, including that its signatories must always elect the highest possible number of directors and that the board of directors will consist of at least nine and a maximum of 13 members, 20% or two, whichever is greater, at least, of whom must be independent directors, elected for a unified term, with the possibility of reelection.

In connection with the transfer of shares by the signatories to the SHA and the preemptive right to acquire shares, the SHA provides, among other things, that:

•	the sale of shares owned by the signatories may only take place in strict observance of the SHA, and any acquirer or assignee of the shares must subscribe to the SHA;

•	shareholders who wish to sell their shares, in whole or in part, must first obtain from the interested third party a written offer, in good faith, in a binding and irrevocable manner, including the price to be paid and the number of shares offered. The selling shareholders then must, through the Group Representative of the Shareholders’ Group to which they belong, notify other parties belonging to other Shareholders’ Groups of their intention to sell shares and grant such parties preemptive rights to acquire the shares. The exercise of the preemptive rights by the offered parties must be received in writing within 60 days from the receipt of such notice of sale;

•	if any legal entity shareholder that is the object of a sale of interest has, for any reason, liabilities or contingencies, the party who had exercised the preemptive right can deduct the amount corresponding to said liabilities and any contingencies not related to the shares or Natura &Co Holding from the acquisition price in the offer made, regardless of the chance of loss or materialization of said liabilities and contingencies; provided that in the case of disagreement regarding the value of said liabilities and contingencies, the party that exercised the preemptive right and the legal entity shareholder must select a specialized audit firm to determine the value of said liabilities and contingencies, and that value shall be final and binding on the parties;

•	a Group Representative can delink shares equivalent to twenty percent (20%) of the net equity held by all the parties who are members of his Shareholder Group, in the same proportion among them, for sale on the stock exchange, at any time and to any person, while the SHA is in effect; provided that the Group Representative informs the other Group Representatives of the other Shareholder Groups, in writing, of the plan to sell said shares on the stock market and gives them the same period, of up to, but no more than, ten calendar days to pay the market price for all the shares that the parties wish to sell. The delinking of shares may only be disproportionate among the parties to a Shareholder Group if unanimously approved by the parties of said Shareholder Group; and

•	if a signatory to the SHA decides to sell shares representing an amount greater than or equal to 10% of the total shares to any third parties, the other signatories will be entitled to jointly sell the shares held by them, in proportion to the shares held by the offering party being sold in the transaction.

The SHA does not restrict the right to vote of members of the board of directors.

B.     Related party transactions

Related Party Transactions Policy of Natura &Co Holding

Policy Regarding Related Party Transactions

On July 17, 2019, our board of directors approved our Related Party Transaction Policy, which aims to ensure that our and our subsidiaries’ transactions with related parties are carried out transparently and under conditions not less favorable to us than they would be if carried out with third parties that are not related parties, under the same circumstances or similar scenarios.

Our Related Party Transaction Policy is applicable to the individuals and legal entities mentioned below. All of Natura &Co Holding and its subsidiaries’ officers and directors are required to comply with it.

As per our Related Party Transaction Policy, we define Related Parties as: (i) those, directly or indirectly, related by means of one or more intermediaries, when the party (a) controls, is controlled by, or is under our common control (including our controlling shareholder and subsidiaries); (b) holds equity that provides material influence on Natura &Co Holding; or (c) exercises common control of Natura &Co Holding; (ii) Natura &Co Holding’s associated companies; (iii) joint ventures which Natura &Co Holding is an investor; (iv) key members of Natura &Co Holding’s management or its controller companies; (v) family relatives or relatives of any person mentioned on items (i) or (iv) above; (vi) any subsidiary, with common control or materially influenced by, or which the material voting rights are held by any person mentioned on items (iv) or (v); and (vii) any company which promotes post-employment benefit plan in favor of our employees.

According to our Related Party Transaction Policy, Natura &Co Holding and its subsidiaries may carry out Transactions with Related Parties to the extent such transactions are performed (i) in accordance with the interests of the Company; (ii) on an arm’s length basis or with in exchange for adequate consideration; and (iii) in a transparent way with respect to its shareholders and to market in general.

Our Related Party Transaction Policy will be reviewed annually by the audit committee.

Role of Management

We adopt our own corporate governance practices, in addition to those recommended and/or required under applicable law. All decisions regarding our operations are submitted to our management, in accordance with the responsibilities of management established in our by-laws. Thus, our transactions, particularly those between related parties, are submitted to our decision-making bodies in accordance with our corporate governance practices.

In the event of a potential conflict of interest between a matter under discussion and any member of our management team, we endeavor to comply with the Brazilian Corporation Law, and said member of our management team must abstain from voting on such matter. The remaining members of our management team who do not have a potential conflict of interest will make a decision on such matter. Pursuant to Article 156, of the Brazilian Corporation Law, an officer may not take part in any corporate transaction in which he has an interest that conflicts with the company’s interests, nor in the approval of resolutions by other officers with respect to such matters. Any such conflicted officer, pursuant to abovementioned rule, must disclose his disqualification to the other officers and have the nature and extent of his interest to be recorded in the minutes of the meeting of the company’s applicable corporate body.

Principal Related Party Transactions

Our principal related party transactions are as follows:

•	On June 5, 2012, Natura Indústria entered into an agreement with Bres Itupeva Empreendimentos Imobiliários Ltda., or Bres Itupeva, for the construction and lease of processing, distribution, storage, in the city of Itupeva in the state of São Paulo and a distribution center, in the city of Itupeva, also in the state of São Paulo.

•	Natura and Raia Drogasil S.A. have entered into a purchase and sale agreement in relation to the sale of Natura products in Raia and Drogasil drug stores. The original term of this agreement has expired, but the parties are in the process of renewing it.

As of the date of this annual report, we do not have any loans or other financing agreements with any of our directors or executive officers. For further information regarding our principal related party transactions, please see note 30 to our audited consolidated financial statements included elsewhere in this annual report.

C.    Interests of experts and counsel

Not applicable.

Item 8. Financial Information

A.    Consolidated statements and other financial information

Financial statements

See “Item 18. Financial Statements,” which contains our audited financial statements prepared in accordance with IFRS as issued by the IASB.

Legal proceedings

We and our subsidiaries are parties to numerous judicial and administrative proceedings of a tax, civil, regulatory, environmental, criminal and labor natures, including proceedings with probable, possible and remote risks of loss. Our provisions are recorded pursuant to accounting rules, based on an individual analysis of each contingency by our internal and external legal counsel. We constitute provisions for proceedings that our external counsel evaluates as having a probable risk of loss. In addition, due to the high number of labor and civil claims, we also constitute provisions based on the historic chances of success and losses for certain types of legal proceedings.

In cases where unfavorable decisions in claims involve substantial amounts, or if the actual losses are significantly higher than the provisions constituted, the aggregate cost of unfavorable decisions could have a significantly adverse effect on both our financial condition and operating results. Moreover, our management may be forced to dedicate time and attention to defend against these claims, which could prevent it from concentrating on our core business.

As of December 31, 2019, we were party to proceedings for which provisions in the total amount of R$220.1 million have been recorded.

A description of the principal proceedings in which we are involved in for each category (civil, labor and tax) is set out below. For additional details regarding the legal proceedings in which we are involved, please see note 20 to our audited consolidated financial statements included elsewhere in this annual report.

Civil claims

As of December 31, 2019, Natura &Co and its subsidiaries were party to civil claims of an administrative or judicial nature for which Natura &Co had recorded provisions in the total amount of R$30.7 million. Natura &Co’s provisions are reviewed periodically based on the evolution of the lawsuits and the loss of civil claims to reflect the best current estimate.

The majority of these lawsuits involve claims of undue inclusion of the names of both Natura independent beauty consultants and third parties in the database of the Brazilian credit protection service as debtors due to the fraudulent registration practices.

Natura &Co is also party to proceedings brought by the Federal Prosecution Office against Fábio Dias Fernandes, Fábio Dias Fernandes–ME, Chemyunion Química Ltda., Natura Cosméticos and Instituto Nacional da Propriedade Industrial – INPI. The Federal Prosecution Office filed a public- interest civil action for alleged damage to the traditional knowledge associated with the genetic heritage of the murumuru held by the Ashaninka indigenous community. During the preparatory procedure that investigated the relationship between Ashaninkas and the researcher Fábio Dias Fernandes, Natura was cited as an example and eventually became a party to the claim because Natura Cosméticos makes products using murumuru. In May 2013, the claim against Natura Cosméticos was dismissed. The Federal Prosecution Office filed an appeal and the final and unappealable decision has not yet been given. In the opinion of Natura Cosméticos’ external counsel, the risk of loss in this case is remote. For Natura Cosméticos, the maximum (remote) impact could be (a) the declaration of nullity of patents involving murumuru, (b) a requirement to pay indemnification equivalent to 50% of the gross income obtained from the commercial exploration of murumuru products by Natura until the date of the decision, and for the next five years following the date of the final and unappealable decision or, alternatively, as arbitrated in court, (c) joint decision for the defendants to indemnify Ashaninka indigenous community for their collective pain and suffering, and (d) decision for the defendants to pay fees for the loss of suit. The amount involved in these proceedings as of December 31, 2019 is R$33.1 million.

Labor claims

Natura &Co and its subsidiaries are also parties to a number of labor claims filed by former employees, third parties and autonomous workers relating, among other things, to severance pay, occupational diseases, additional wages, overtime and amounts due to subsidiary liability and the recognition of the employment relationship.

As of December 31, 2019, Natura &Co and its subsidiaries were parties to several labor proceedings for which provisions amounting to R$61.6 million were recorded.

Tax proceedings

As of December 31, 2019, Natura &Co and its subsidiaries were party to tax claims of an administrative or judicial nature with a probable risk of loss involving a total amount of R$127.8 million for which Natura &Co has recorded provisions in the same amount, and in proceedings with a possible risk of loss involving an aggregate amount of R$3,503.4 million. In addition, Natura &Co is party to tax proceedings with a remote risk of loss.

The following is a description of the principal proceedings to which we are a party:

•	Tax infraction notices issued by the Brazilian Federal Revenue in relation to the years 2011 to 2013, claiming IPI (Tax on Manufactured Products) arising from the tax classification applied by Indústria to certain products. We are currently awaiting the administrative-level decisions. The total amount under discussion as of December 31, 2019 is R$218.2 million. In the opinion of the external counsel, the risk of loss is classified as possible.

•	Tax infraction notices in connection with CIT and Social Tax on Net Profit (CSLL), issued on September 30, 2009 and August 30, 2013, questioning the deductibility of goodwill amortization for tax purposes, resulting from the incorporation of the shares of Natura Empreendimentos by Natura Participações S.A. and subsequent merger of both companies by Natura Cosméticos. Natura Cosméticos is challenging in court the legality of the decisions that rejected the motions of clarification as a preliminary matter to discuss crucial points of the appellate decisions that, by a majority of votes, denied its special appeals, upholding the tax liability. Of the total amount under dispute on December 31, 2019, R$1,379.2 million is classified as possible likelihood of loss and R$475.2 million as remote.

•	Tax infraction notice issued by the São Paulo State Finance Department against a branch of Natura Indústria, requiring VAT (ICMS) under tax substitution (ST), which had been fully paid by Natura Cosméticos, i.e., the distributor establishment. Natura Cosméticos is currently awaiting a decision. Of the total amount under dispute as of December 31, 2019, R$521.9 million is classified as possible likelihood of loss and R$176.9 million as remote.

•	Natura Cosméticos and its subsidiary Indústria, the latter in the situations where it operates exclusively as a distributor, are legally challenging the condition brought by Decree No. 8393/2015, which, for purposes of Tax on Manufactured Products (IPI), sees interdependent wholesale establishments that sell products taxed over 15% as a manufacturing company. The total amount under discussion on December 31, 2019 is R$389.0 million and the chance of loss is classified as possible.

•	On December 20, 2012, Indústria received an IPI (Tax on Manufactured Products) tax deficiency notice referring to the year 2008 with regard to alleged irregularities arising from the nonapplication of the minimum taxable amount on sales to the “Distributor” (Parent Company) which allegedly resulted in the payment of a lower amount of IPI. Currently, the notification of the appellate decision is pending. In the opinion of external counsel the risk of loss is remote. The amount involved in this proceeding as of December 31, 2019 is R$752.3 million.

•	On January 21, 2019, Indústria received another IPI deficiency notice referring to the year 2014 with regards to alleged irregularities arising from the nonapplication of the minimum taxable amount on sales to the “Distributor” (Parent Company), which allegedly resulted in the payment of a lower amount of tax. A favorable first instance decision was upheld by the Administrative Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais) on appeal. The Federal Tax Authority is expected to appeal. In the opinion of the external counsel, the risk of loss is remote. The amount involved in this proceeding as of December 31, 2019 is R$403.6 million.

Judicial Deposits

Pursuant to court orders concerning certain tax, civil and labor lawsuits, our judicial deposits amounted to R$337.3 million as of December 31, 2019.

Dividends and Dividend Policy

Our by-laws require that we distribute annually to Natura &Co Holding’s shareholders a mandatory minimum dividend, which we refer to as the mandatory dividend, equal to at least 30% of Natura &Co Holding’s net income after taxes, after certain deductions, including accumulated losses and any amounts allocated to employee and management participation, any amount allocated to Natura &Co Holding’s legal reserve, any amount allocated to the contingency reserve and any amount written off with respect to the contingency reserve accumulated in previous fiscal years, in each case in accordance with Brazilian law.

However, the Brazilian Corporation Law permits a company to suspend the mandatory distribution of dividends if its board of directors reports to the shareholders’ meeting that the distribution would be incompatible with the financial condition of the company, subject to approval by the shareholders’ meeting and review by the fiscal council. In addition, our management must submit a report to the CVM clarifying the reasoning for any such non-payment. Net income not distributed due to such a suspension must be attributed to a separate reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as the financial situation of the company permits.

The amounts available for distribution are determined on the basis of financial statements prepared in accordance with the requirements of the Brazilian Corporation Law. In addition, amounts arising from tax incentive benefits or rebates are appropriated to a separate capital reserve in accordance with the Brazilian Corporation Law. This investment incentive reserve is not normally available for distribution, although it can be used to absorb losses under certain circumstances, or be capitalized. Amounts appropriated to this reserve are not available for distribution as dividends.

The Brazilian Corporation Law permits a company to pay interim dividends out of preexisting and accumulated profits for the preceding fiscal year or semester, based on financial statements approved by its shareholders. We may prepare financial statements semiannually or for shorter periods. Natura &Co Holding’s board of directors may declare a distribution of dividends based on the profits reported in semiannual financial statements. Natura &Co Holding’s board of directors may also declare a distribution of interim dividends or interest based on profits previously accumulated or in profits reserve, which are reported in such financial statements or in the last annual financial statement approved by resolution taken at a shareholders’ meeting. The board of directors may also declare dividends based on financial statements prepared for interim periods; provided that the total amount of dividends paid in each semester does not exceed the amounts accounted for in our capital reserve account set forth in paragraph 1 of Article 182 of the Brazilian Corporation Law and any dividends that fail to be claimed within a period of three years as of their payment due date will revert to Natura &Co Holding.

In general, Non-Resident Holders must register their equity investment with the Brazilian Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil. The common shares underlying the Natura &Co Holding ADSs are held in Brazil by Itaú Unibanco S.A., also known as the custodian, as agent for the ADS Depositary, which is the registered owner on the records of the registrar for Natura &Co Holding’s shares.

Payments of cash dividends and distributions, if any, are made in reais to the custodian on behalf of the ADS Depositary, which then converts such proceeds into U.S. Dollars and causes such U.S. Dollars to be delivered to the ADS Depositary for distribution to holders of Natura &Co Holding ADSs. In the event that the custodian is unable to convert immediately the foreign currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of Natura &Co Holding ADSs may be adversely affected by devaluations of the Brazilian currency that occur before the dividends are converted. Under the Brazilian Corporation Law, dividends paid to Non-Resident Holders will not be subject to Brazilian withholding tax; however, it is not clear under Brazilian law whether such withholding income tax exemption is also applicable to dividends distributed to holders of Natura &Co Holding ADSs abroad.

Brazilian law allows the payment of dividends solely in reais, limited to the unappropriated retained earnings in Natura &Co Holding’s financial statements prepared in accordance with IFRS.

Please refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to the Natura &Co Holding Shares and Natura &Co Holding ADSs—The holders of the Natura &Co Holding Shares (including the Natura &Co Holding Shares underlying the Natura &Co Holding ADSs) may not receive dividends or interest on own capital.”

B.    Significant changes

None.

Item 9.  The Offer and Listing

A.    Offering and listing details

The Natura &Co Holding Shares trade on the B3 under the symbol “NTCO3”. ADRs representing the Natura &Co Holding Shares trade on the NYSE under the symbol “NTCO.” On December 31, 2019, we had approximately 19,981 shareholders of record at the B3.

B.   Plan of distribution

Not applicable.

C.    Markets

Our common shares are traded on the B3. The regulation of Brazilian securities markets which affects these securities is discussed below. In addition, we also have ADRs which have been listed and traded on the NYSE since January 6, 2020. For further information, see “Item 9. The Offer and Listing—A. Offering and Listing Details.”

Trading on the São Paulo Stock Exchange

Settlement of transactions conducted on the São Paulo Stock Exchange, or Brasil, Bolsa. Balcão (the “B3”) becomes effective two business days after the trade date. Delivery of, and payment for, shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearinghouse on the second business day following the trade date. The clearinghouse for the B3 is Companhia Brasileira de Liquidação e Custódia, or CBLC.

In order to better control volatility, the B3 has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of these stock exchanges fall below the limits of 10% and 15%, respectively, in relation to the index registered in the previous trading session.

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and other jurisdictions, and may be regulated differently from the ways familiar to U.S. investors. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, governmental entities or one principal shareholder.

Trading on the B3 by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation See Item 10. “Additional Information — Taxation” and Item 10. “Additional Information — Exchange Controls.”

São Paulo Stock Exchange Corporate Governance Standards

The B3 has three main listing segments:

•	Level 1;

•	Level 2; and

•	Novo Mercado.

These listing segments have been designed for the trading of shares issued by companies that voluntarily undertake to abide by corporate governance practices and disclosure requirements in addition to those already required under the Brazilian Corporation Law and the rules of the CVM. The inclusion of a company in any of these listing segments requires adherence to a series of corporate governance rules. These rules are designed to increase shareholders’ rights and enhance the quality of information provided by Brazilian corporations.

As our common shares are listed on the Novo Mercado segment of the B3, in addition to the disclosure obligations imposed by the Brazilian Corporation Law and the CVM, we also must comply with the following additional disclosure requirements set forth by the Novo Mercado rules:

•	no later than six months following our listing on the Novo Mercado, we must disclose financial statements and consolidated financial statements at the end of each quarter (except the last quarter of the year) and at the end of each fiscal year, including a statement of cash flows which must indicate, at a minimum, the changes in our cash and cash equivalents, divided into operating, financing and investing activities;

•	from the date on which we release our financial statements relating to the second fiscal year following our listing on the Novo Mercado we must, no later than four months after the end of the fiscal year: (i) prepare our annual financial statements and consolidated financial statements, if applicable, in accordance with U.S. GAAP or IFRS, in reais or U.S. dollars, in the English language, together with (a) management reports, (b) notes to the financial statements, including information on net income and shareholders’ equity calculated at the end of such fiscal year in accordance with Brazilian GAAP, as well as management proposals for allocation of net income, and (c) our independent auditors’ report; or (ii) disclose, in the English language, complete financial statements, management reports and notes to the financial statements, prepared in accordance with the Brazilian Corporation Law, accompanied by (a) an additional note regarding the reconciliation of year-end net income and shareholders’ equity calculated in accordance with Brazilian GAAP to U.S. GAAP or IFRS, as the case may be, which must include the main differences between the accounting principles used, and (b) the independent auditors’ report; and

•	from the date on which we release our first financial statement prepared as provided above, no more than 15 days following the term established by law for the publication of quarterly financial information, we must: (i) disclose, in its entirety, our quarterly financial information translated into the English language or (ii) disclose our financial statements and consolidated financial statements in accordance with Brazilian GAAP, U.S. GAAP or IFRS as provided above, accompanied by the independent auditors’ report.

No later than six months following the listing of our common shares on the Novo Mercado, we must disclose the following information together with our ITR:

•	our consolidated balance sheet, consolidated income statement and a discussion and analysis of our consolidated performance, if we are obliged to disclose consolidated financial statements at year-end;

•	any direct or indirect ownership interest exceeding 5.0% of our capital stock, considering any ultimate individual beneficial owner;

•	the number and characteristics, on a consolidated basis, of our common shares held directly or indirectly by any controlling shareholders, members of our board of directors, board of executive officers and fiscal committee;

•	changes in the numbers of our common shares held by any controlling shareholders, members of our board of directors, board of executive officers and fiscal committee in the immediately preceding 12 months;

•	in an explanatory note, our statement of cash flows and consolidated statement of cash flows, which should indicate the cash flows changes in cash balance and cash equivalent, separated into operating, financing and investing activities; and

•	the number of free-float shares, and their percentage in relation to the total number of issued shares.

The following information must also be included in our formulário de referência within seven business days of the occurrence of the following events, among others:

•	change in management or of an audit committee member;

•	change in capital stock;

•	issuance of new securities even if for private subscription;

•	change in the rights of the securities issued;

•	change in direct or indirect holdings by controlling shareholders or variations in their share positions equal to or greater than 5% of the same types or class of stocks of the issuer;

•	when any natural or legal person, or a group of persons representing the same interest, has a direct or indirect share that is equal to or higher than 5% of the same type or class of stocks of the issuer, provided that the issuer is aware of such change;

•	any change in the share position held by the persons mentioned in the two preceding items, in an amount greater than 5% of the same types or class of stocks of the issuer, provided that the issuer is aware of such change;

•	merger, merger of shares, or spin-off;

•	change in the projections or estimates or disclosure of new projections or estimates;

•	execution, amendment or termination of a shareholders’ agreement filed at the company’s headquarters or to which the controlling shareholder is party that provides for the exercise of voting rights or the control of the company; and

•	bankruptcy, judicial recovery, liquidation, or court approval of an extrajudicial recovery.

All members of our board of directors, our board of executive officers and our fiscal council have signed a management compliance statement (Termo de Anuência dos Administradores) under which they take personal responsibility for compliance with the Novo Mercado listing agreement, the rules of the Market Arbitration Chamber and the regulations of the Novo Mercado.

Additionally, pursuant to the Novo Mercado rules, we must, by December 10 of each year, publicly disclose and send to the B3 an annual calendar with a schedule of our corporate events. Any subsequent modification to such schedule must be immediately and publicly disclosed and sent to B3.

D.    Selling shareholders

Not applicable.

E.     Dilution

Not applicable.

F.     Expenses of the issue

Not applicable.

Item 10. Additional Information

A.    Share capital

Not applicable.

B.     Memorandum and articles of association

The following is a summary of certain significant provisions of the Natura &Co Holding By-Laws (estatuto social), as amended, and certain laws of Brazil. This description does not purport to be complete and is qualified by reference to the complete text of the Natura &Co Holding By-Laws, attached as Exhibit 1.1 to this annual report in its entirety, and the applicable laws of Brazil. This summary should not be considered as legal advice regarding these matters. You are urged to carefully review the Natura &Co Holding By-Laws in their entirety as they, and not this description, will control your rights as a holder of Natura &Co Holding Shares. In this section, unless otherwise stated, references to “we,” “us,” “our,” or “the Company” refer to Natura &Co Holding. The Natura &Co Holding By-Laws were amended and restated at our shareholders’ annual meeting held on April 30, 2020.

General

Natura &Co Holding is a corporation (sociedade anônima) of indefinite term incorporated under the laws of Brazil, having its registered office in the city of São Paulo, state of São Paulo, at Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A, Parque Anhanguera, 05106-000, Brazil, enrolled with the Brazilian taxpayers’ registry (Cadastro Nacional de Pessoas Jurídicas — CNPJ) under No. 32.785.497/0001-97. Natura &Co Holding was incorporated on January 21, 2019. Natura &Co Holding is governed by the laws of Brazil, as well as by the Natura &Co Holding By-Laws.

Capital Stock

As of January 7, 2020, our issued and outstanding share capital was R$4,883,182,328.04, fully issued and paid in, comprising 1,187,490,208 common shares, nominative and without nominal value. We subsequently issued new shares pursuant to our long-term incentive plans as authorized by our board of directors on January 3, 2020. As a result, our issued and outstanding share capital on May 4, 2020 was R$4,920,684,227.99, fully issued and paid in comprising 1,188,807,771 common shares, nominative and without nominal value. Our current share capital was validated by our shareholders at the annual meeting held on April 30, 2020.

The capital stock of Natura &Co Holding is represented solely by common shares, and each common share is entitled to one vote on the resolutions to be adopted by the shareholders. Natura &Co Holding is authorized to increase its capital stock, regardless of an amendment to the Natura &Co Holding By-Laws, in up to 1,315,000,000 common shares, with no par value, upon a resolution of its board of directors, which will establish the terms of issuance, including the price and payment. The board of directors may also approve the issuance of warrants (bonus de subscrição) and convertible debentures, as well as capitalization of profits of reserves, whether or not by issuing bonus shares, within the limits of the authorized capital.

The board of directors of Natura &Co Holding may grant stock purchase or subscription options, under the plan or programs approved at the shareholders’ meeting, to the managers and employees of Natura &Co Holding, as well as to managers and employees of other companies directly or indirectly controlled by Natura &Co Holding, without preemptive rights to the shareholders at the time of either grant or exercise of such options, subject to the balance of the authorized capital limit at the time of exercise of subscription options, analyzed together with the balance of treasury shares at the time of exercise of purchase options.

Corporate Purpose

As per Article 3 of the Natura &Co Holding’s By-Laws, Natura &Co Holding’s purpose is the management of, and the holding of interests in, beauty companies, including, but not limited to fragrances, skin care, hair and cosmetics with color, or branches that conduct activities related or complimentary beauty businesses, including, but not limited to home and fashion, as a shareholder or quotaholder, in Brazil or abroad.

The development of activities by the companies that Natura &Co Holding holds direct or indirect interest in any type considers the following factors: (i) the short- and long-term interests of Natura &Co Holding and its shareholders, and (ii) the short and long-term economic, social, environmental and legal effects on its employees, suppliers, partners, clients and other creditors, as well as on the communities in which Natura &Co Holding operates, both locally and globally.

Rights of Holders of Common Shares

Each of Natura &Co Holding’s common shares entitles its holder to one vote at Natura &Co Holding’s annual or extraordinary general shareholders’ meetings (assembleia geral ordinária or assembleia geral extraordinária). Pursuant to the Natura &Co Holding By-Laws and its B3 listing agreement in connection with the listing of the common shares on the Novo Mercado, we cannot issue shares without voting rights or with restricted voting rights. As long as we are listed on the Novo Mercado, we may not issue preferred shares. In addition, the Natura &Co Holding By-Laws and the Brazilian Corporation Law provide that holders of Natura &Co Holding Shares are entitled to dividends or other distributions made in respect of Natura &Co Holding Shares in accordance with their respective participation in Natura &Co Holding’s capital. See “Item 8. Financial Information—A. Consolidated statements and other financial information—Dividends and Dividend Policy” for a more complete description of payment of dividends and other distributions of Natura &Co Holding Shares. In addition, in the event of Natura &Co Holding’s liquidation and following the payment of all Natura &Co Holding’s outstanding liabilities, holders of Natura &Co Holding Shares are entitled to receive their pro rata interest in any remaining assets, in accordance with their respective participation in Natura &Co Holding’s capital. The shareholders have preemptive rights to subscribe for new shares issued by us, pursuant to the Brazilian Corporation Law, but are not obligated to subscribe for future capital increases.

Pursuant to the Novo Mercado Rules, the Natura &Co Holding Shares have tag-along rights which enable their holders, upon the sale of a controlling interest in us, to receive in exchange for their shares 100% of the price paid per common share for the controlling block.

Pursuant to the Brazilian Corporation Law, neither the Natura &Co Holding By-Laws nor actions taken at a shareholders’ meeting may deprive a shareholder of: (1) the right to participate in the distribution of net income; (2) the right to participate equally and proportionally in any residual assets in the event of liquidation of Natura &Co Holding’s company; (3) preemptive rights in the event of issuance of new shares, convertible debentures or subscription warrants, as per Brazilian Corporation Law; (4) the right to hold Natura &Co Holding’s management accountable in accordance with the provisions of the Brazilian Corporation Law; and (5) the right to withdraw from us in the cases specified in the Brazilian Corporation Law, including merger or consolidation, which are described in “Item 10. Additional information—B. Memorandum and articles of association—Right of Withdrawal” and “Item 10. Additional information—B. Memorandum and articles of association—Redemption.”

Neither the Natura &Co Holding By-Laws, nor the Brazilian Corporation Law, contain any restriction on voting by Non-Resident Holders of Natura &Co Holding Shares.

Public Tender Offer upon Sale of Control

The direct or indirect disposal of controlling interest in Natura &Co Holding in a single transaction or series of successive transactions must be agreed upon under a condition precedent or subsequent that the acquirer will make a tender offer to purchase the shares issued by Natura &Co Holding and owned by the remaining shareholders, subject to the terms of, and within the time limits prescribed by, prevailing regulation and legislation and the Novo Mercado Rules, so that the holders of such remaining shares may receive the same treatment as accorded to the seller pursuant to Article 254-A of the Brazilian Corporation Law and Articles 37 and 38 of the Novo Mercado Listing Rules and Article 33 of the Natura &Co Holding By-Laws.

The Natura &Co Holding By-Laws (Article 34) also provide that any shareholder that acquires or becomes the owner of the capital stock of Natura &Co Holding corresponding to 25% or more of the total shares of the capital stock of Natura &Co Holding must make or apply for registration of, as the case may be, a tender offer to purchase all shares of the capital stock of Natura &Co Holding, subject to the provisions of the applicable regulations issued by the CVM and Novo Mercado Rules.

Allocation of Net Income

Together with the financial statements for the fiscal year, the board of directors will submit to the Annual Shareholders’ Meeting the proposed allocation of net income, in compliance with the provisions of law and Natura &Co Holding By-Laws.

Under Article 31 of Natura &Co Holding by-laws, the shareholders will be entitled to receive as dividends each year a mandatory minimum percentage of 30% of the net income, as adjusted by:

•	adding the amounts resulting from reversal during the year of contingency reserves previously established;

•	deducting the amounts set aside during the year for establishment of the statutory reserve and contingency reserves; and

•	where the mandatory minimum dividend exceeds the realized portion of the net income for the year, the management may propose, and the shareholders’ meeting may approve, allocation of the excess to an unrealized profits reserve (Article 197 of Brazilian Corporation Law).

Under the Brazilian Corporation Law, payment of the mandatory dividend is not required if the board of directors has formally declared such distribution to be inadvisable in view of Natura &Co Holding’s financial condition and has provided the shareholders at the annual general shareholders’ meeting with an opinion to that effect, which has been reviewed by Natura &Co Holding’s fiscal council. In addition, Natura &Co Holding’s management must submit a report to the CVM within five days following said meeting clarifying the reasoning for any such non-payment. See “Item 8. Financial Information—A. Consolidated statements and other financial information—Dividends and Dividend Policy.”

Preemptive Rights

Each of Natura &Co Holding’s shareholders has a general preemptive right to subscribe for shares or convertible securities in any capital increase, in proportion to its shareholding, except (i) in the event of the grant and exercise of any stock option to acquire or subscribe for shares of Natura &Co Holding’s capital stock; (ii) in the context of a capital increase derived from merger, merger of shares and/or spin-off implemented according to the Brazilian Corporation Law; (iii) in a sale or subscription on a stock exchange; and (iv) in an exchange of shares transaction in the context of a public tender offer upon sale of control. A minimum period of 30 days following the publication of notice of the issuance of shares or convertible securities is allowed for exercise of the right, and the right is negotiable. However, according to the Natura &Co Holding By-Laws and the Brazilian Corporation Law, Natura &Co Holding’s board of directors may, in its discretion, exclude or restrict preemptive rights when issuing shares, convertible debentures and warrants placed by way of sale on a stock exchange, public subscription or exchange of shares in a tender offer, according to the provisions of law and within the limits of the authorized capital.

Arbitration

In accordance with the regulations of the Novo Mercado and the Natura &Co Holding By-Laws, Natura &Co Holding, its shareholders, executive officers, directors and fiscal council members are required to resolve through arbitration any disputes or controversies, including those related to or arising out of the application, validity, effectiveness, interpretation and violation, among others, of the provisions of the Brazilian Corporation Law, the Natura &Co Holding By-Laws, the rules published by the CMN, the Brazilian Central Bank, the CVM and other rules applicable to the Brazilian capital markets in general, as well as those set forth in the Novo Mercado Rules, in the Novo Mercado Listing Agreement and in other rules issued by the B3, and such arbitration is the exclusive means to settle such disputes with Natura &Co Holding’s shareholders. As the holders of Natura &Co Holding ADSs are not direct shareholders of Natura &Co, these arbitration requirements do not apply to such Natura &Co Holding ADS holders; however, because the ADS Depositary is a holder of Natura &Co. Holding Shares, it would be bound by these mandatory arbitration provisions if it sought to exercise remedies against Natura &Co Holding under Brazilian law.

Liquidation

Natura &Co Holding shall be liquidated upon the occurrence of certain events provided for in the Brazilian Corporation Law, whereupon a meeting of the shareholders shall determine the form of liquidation, electing the liquidator(s) and the members of Natura &Co Holding’s fiscal council, which must operate on a mandatory basis during the liquidation period.

Redemption

According to the Brazilian Corporation Law, we may redeem Natura &Co Holding Shares subject to the approval of Natura &Co Holding’s shareholders at an extraordinary shareholders’ meeting where shareholders representing at least 50% of the shares that would be affected are present. The share redemption may be paid with Natura &Co Holding’s retained earnings, income reserves or capital reserves, with the exception of the legal reserve.

If the share redemption is not applicable to all shares, the redemption will be made by lottery. If custody shares are picked in the lottery and there are no rules established in the custody agreement, the financial institution will specify, on a pro rata basis, the shares to be redeemed.

Right of Withdrawal

The Brazilian Corporation Law provides that, under certain circumstances, a shareholder has the right to withdraw its equity interest from the company and to receive payment for the portion of shareholders’ equity attributable to its equity interest. Withdrawal rights may be exercised by dissenting or non-voting shareholders, if a vote of at least 50% of voting shares authorizes us:

•	to reduce the mandatory distribution of dividends;

•	to merge with another company (including if Natura &Co Holding is merged into one of its controlling companies) or to consolidate, except as described in the fourth paragraph following this list;

•	to approve Natura &Co Holding’s participation in a centralized group of companies, as defined under the Brazilian Corporation Law, and subject to the conditions set forth therein, except as described in the fourth paragraph following this list;

•	to change Natura &Co Holding’s corporate purpose;

•	to terminate a state of liquidation of the corporation;

•	to dissolve the corporation;

•	to transfer all of Natura &Co Holding’s shares to another company or in order to make us a wholly owned subsidiary of such company, known as a merger of shares (incorporação de ações), except as described in the fourth paragraph following this list;

•	to acquire the totality of shares of another company through a merger of shares (incorporação de ações), except as described in the fourth paragraph following this list;

•	to approve the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian Corporation Law, except as described in the fourth paragraph following this list; or

•	to conduct a spin-off that results in (a) a change of Natura &Co Holding’s corporate purpose, except if the assets and liabilities of the spin-off company are contributed to a company that is engaged in substantially the same activities, (b) a reduction in the mandatory dividend or (c) any participation in a centralized group of companies, as defined under the Brazilian Corporation Law.

In addition, in the event that the entity resulting from incorporação de ações, or a merger of shares, a consolidation or a spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which such decision was taken, the dissenting or non-voting shareholders may also exercise their withdrawal rights.

Only holders of shares adversely affected by the changes mentioned in the first and second items above may withdraw their shares. The right of withdrawal lapses 30 days after publication of the minutes of the relevant shareholders’ meeting. We would be entitled to reconsider any action giving rise to withdrawal rights within 10 days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize Natura &Co Holding’s financial stability.

The Brazilian Corporation Law allows companies to redeem their shares at their economic value, subject to certain requirements. Since the Natura &Co Holding By-Laws currently do not provide that Natura &Co Holding’s shares be subject to withdrawal at their economic value, Natura &Co Holding’s shares would be subject to withdrawal at their book value, determined on the basis of the last balance sheet approved by the shareholders. If the shareholders’ meeting giving rise to withdrawal rights occurs more than 60 days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is of a date within 60 days of such shareholders’ meeting. In this case, Natura &Co Holding must immediately pay 80% of the net worth of the shares, calculated on the basis of the most recent statement of financial position approved by its shareholders, and the balance must be paid within 120 days after the date of the resolution of the shareholders’ meeting.

Pursuant to the Brazilian Corporation Law, in events of consolidation, merger, incorporação de ações, participation in a group of companies, and acquisition of control of another company, the right to withdraw does not apply if the shares meet certain tests relating to liquidity and dispersal of the type or class of shares on the market (they are part of the B3 Index or other stock exchange index (as defined by the CVM)). In such cases, shareholders will not be entitled to withdraw their shares if the shares are a component of a general securities index in Brazil or abroad admitted to trading on the securities markets, as defined by the CVM, and the shares held by persons unaffiliated with the controlling shareholder represent more than half of the outstanding shares of the relevant type or class.

Registration of Shares

The Natura &Co Holding Shares are held in book-entry form with Itaú Corretora de Valores S.A. Transfer of the Natura &Co Holding Shares is carried out by means of an entry by Itaú Corretora de Valores S.A. in its accounting system, debiting from the depositing shareholders’ account and crediting the buyers’ account, upon a written order of the transferor or a judicial authorization or order.

Form and Transfer

Because the Natura &Co Holding Shares are in registered book-entry form, the transfer of shares is made under article 35 of the Brazilian Corporation Law, which determines that a transfer of shares is effected by an entry made by the registrar, by debiting the share account of the transferor and crediting the share account of the transferee. Itaú Corretora de Valores S.A. performs safe-keeping, share transfer and other related services for us.

Transfers of shares by a foreign investor are made in the same way and executed by that investor’s local agent on the investor’s behalf except that, if the original investment was registered with the Brazilian Central Bank, pursuant to CMN Resolution No. 4,373, the foreign investor, through its local agent, should also seek amendment, if necessary, of the electronic certificate of registration to reflect the new ownership.

The B3 operates a central clearing system (the Central Depositária of the B3). A holder of Natura &Co Holding Shares may choose, at its discretion, to hold Natura &Co Holding Shares through this system and all shares elected to be put into the system will be deposited in custody with the relevant stock exchange (through a Brazilian institution duly authorized to operate by the Brazilian Central Bank having a clearing account with the relevant stock exchange). The fact that those shares are subject to custody with the relevant stock exchange will be reflected in Natura &Co Holding’s register of shareholders. Each participating shareholder will, in turn, be registered in Natura &Co Holding’s register of beneficial shareholders maintained by the relevant stock exchange and will be treated in the same way as a registered shareholder.

Shareholders’ Meetings

Pursuant to the Brazilian Corporation Law, Natura &Co Holding’s shareholders are generally empowered to take any action relating to Natura &Co Holding’s corporate purposes and to pass resolutions that they deem necessary. Shareholders at Natura &Co Holding’s annual general shareholders’ meeting, which is required to be held within the first four months of the end of each year, have the exclusive right to approve Natura &Co Holding’s audited financial statements and Natura &Co Holding’s management accounts, as well as to determine the allocation of Natura &Co Holding’s net income and the distribution of dividends with respect to the fiscal year ended immediately prior to the date of the relevant shareholders’ meeting. Generally (i) the installation of the fiscal council and election of its members, (ii) the election of the members of Natura &Co Holding’s board of directors and (iii) the determination of the annual compensation of Natura &Co Holding’s executive officers, board of directors and fiscal council are approved in the annual shareholders’ meeting, but such matters may also be approved at extraordinary shareholders’ meetings.

An extraordinary shareholders’ meeting may be held at any time during the year, including concurrently with the annual shareholders’ meeting. The following matters, among others, may be resolved only at a shareholders’ meeting:

•	amendment of the Natura &Co Holding By-Laws;

•	election and dismissal of the members of Natura &Co Holding’s board of directors and fiscal council, whenever requested by Natura &Co Holding’s shareholders, and setting the compensation to be received by such persons;

•	approval of management accounts and of Natura &Co Holding’s audited financial statements on a yearly basis;

•	suspension of the exercise of a shareholder’s rights in the event of noncompliance with the Brazilian Corporation Law or the Natura &Co Holding By-Laws;

•	approval of valuation reports of assets offered by a shareholder to us as payment for the subscription of shares of Natura &Co Holding’s capital stock;

•	approval of issuance of shares in excess of the limit of Natura &Co Holding’s authorized capital;

•	determination of the annual compensation of Natura &Co Holding’s executive officers, board of directors and fiscal council;

•	approval of any transaction involving Natura &Co Holding’s transformation into a limited liability company, consolidation, merger or spin-off;

•	approval of any transaction involving Natura &Co Holding’s dissolution or liquidation, the appointment and dismissal of the respective liquidator and the official review of the reports prepared by it;

•	authorization to delist from B3 Novo Mercado and to become a private company, as well as to retain a specialist firm to prepare a valuation report with respect to the value of Natura &Co Holding’s common shares, in such event;

•	authorization to Natura &Co Holding’s directors and officers to petition for bankruptcy or file a request for judicial or extrajudicial restructuring;

•	approval of stock option plans for managers and employees of Natura &Co Holding and companies directly or indirectly controlled by Natura &Co Holding, excluding shareholder preemptive rights; and

•	approval of any stock splits or reverse stock splits.

Quorum

As a general rule, the Brazilian Corporation Law provides that the quorum for purposes of a shareholders’ meeting consists of the presence of shareholders representing at least 25% of Natura &Co Holding’s issued and outstanding shares on first call, and, if that quorum is not reached, any percentage on second call. If Natura &Co Holding’s shareholders meet to amend the Natura &Co Holding By-Laws, a supermajority quorum of shareholders representing at least two-thirds of Natura &Co Holding’s issued and outstanding shares shall be required on first call, and any percentage will be sufficient on second call.

A shareholder may be represented in a shareholders’ meeting by an attorney-in-fact appointed no more than one year prior to the date of the relevant shareholders’ meeting. The attorney-in-fact must be a shareholder, director or executive officer of Natura &Co Holding, a lawyer or a financial institution registered by their manager.

Generally, the affirmative vote of shareholders representing at least the majority of Natura &Co Holding’s issued and outstanding shares present in person, or represented by proxy, at a shareholders’ meeting is required to approve any proposed action, with abstentions not taken into account. Exceptionally, according to the Brazilian Corporation Law, the affirmative vote of shareholders representing not less than one-half of Natura &Co Holding’s issued and outstanding shares is required to, among other measures:

•	reduce the percentage of mandatory dividends;

•	change Natura &Co Holding’s corporate purpose;

•	consolidate with or merge us into another company;

•	engage in a spin-off transaction;

•	approve Natura &Co Holding’s participation in a group of companies (as defined in the Brazilian Corporation Law);

•	apply for cancellation of any voluntary liquidation;

•	approve Natura &Co Holding’s dissolution; and

•	approve the merger of all of Natura &Co Holding’s common shares into another Brazilian company.

Location of a Shareholders’ Meeting

Natura &Co Holding’s shareholders’ meetings take place at Natura &Co Holding’s headquarters in the city of São Paulo, state of São Paulo, Brazil. The Brazilian Corporation Law allows Natura &Co Holding’s shareholders to hold meetings in another location in the event of a force majeure, provided that the meetings are held in the city of São Paulo and the relevant notice includes a clear indication of the place where the meeting will occur. All information relating to shareholders’ meetings will be available (i) at Natura &Co Holding’s headquarters, in the City of São Paulo, State of São Paulo, at Avenida Alexandre Colares, 1188, Sala A17-Bloco A, CEP 05106-000 and (ii) on the internet at Natura &Co Holding’s website (https://natu.infoinvest.com.br/), the website of the CVM (www.cvm.gov.br), and the website of B3 (www.b3.com.br). The information included on these websites does not form part of this annual report and is not incorporated by reference herein.

Who May Call a Shareholders’ Meeting

The shareholders’ meetings may be called by Natura &Co Holding’s board of directors and by:

•	any shareholder, if Natura &Co Holding’s board of directors fails to call a shareholders’ meeting within 60 days after the date it is required to do so under applicable law and the Natura &Co Holding By-Laws;

•	shareholders holding at least five percent of Natura &Co Holding’s capital stock, if Natura &Co Holding’s board of directors fails to call a meeting within eight days after receipt of a justified request to call the meeting by those shareholders indicating the proposed agenda;

•	shareholders holding at least five percent of Natura &Co Holding’s capital stock if Natura &Co Holding’s board of directors fails to call a meeting within eight days after receipt of a request to call the meeting for the creation of the fiscal council; or

•	Natura &Co Holding’s fiscal council, if one is created, if the board of directors fails to call an annual shareholders’ meeting within one month after the date it is required to do so under applicable law and the Natura &Co Holding By-Laws, or if the fiscal council believes that there are important or urgent matters to be addressed.

Documents and Information

The specific documents and information requested for the exercise of the voting rights of our shareholders will be made available electronically on the websites of the CVM and the U.S. Securities and Exchange Commission, as well as on our investor relations website. The following matters, without prejudice to others provided under Brazilian Corporation Law and the regulations issued by the CVM, require specific documents and information:

•	matters concerning related parties;

•	ordinary Shareholders’ Meeting;

•	election of members of the Board of Directors;

•	compensation of the Management of our company;

•	amendment to our company’s by-laws;

•	capital increase or capital reduction;

•	issuance of debentures or subscription warrants;

•	reduction of the mandatory dividend distribution;

•	acquisition of the control of another company;

•	appointment of evaluators;

•	any matter which entitles the shareholders to exercise their withdrawal rights; and

•	mergers, spin-offs, stock swap mergers or consolidation with at least one publicly-held company registered with the CVM in a certain category (category A).

Notice of a Shareholders’ Meeting

According to the Brazilian Corporation Law, all notices of general meetings must be published at least three times in the Diário Oficial do Estado de São Paulo, the official newspaper of the state of São Paulo, and in any other newspaper widely circulated, which, in Natura &Co Holding’s case, is the Valor Econômico. The first notice must be published no later than 15 days before the date of the first call of the meeting, and no later than eight days before the date of second call of the meeting. However, in certain circumstances, and upon the request of any shareholder, the CVM may require that the first notice be published 30 days prior to the meeting. The first notice must also be published 30 days prior to the meeting in the event that there are depositary receipts or securities traded abroad. The CVM may also, upon the request of any shareholder, terminate, up to 15 days, the period for calling the extraordinary general meeting, in order to understand and analyze the proposals to be submitted to the specific meeting. The notice must include, in addition to the place, date and time, the agenda of the meeting and, in the case of a proposed amendment to the Natura &Co Holding By-Laws, a description of the subject matter of the proposed amendment.

Conditions of Admission to Natura &Co Holding’s Shareholders’ Meeting

In order to attend a shareholders’ meeting and exercise their voting rights shareholders must prove their status as shareholders and their ownership of by presenting his or her identity card/organizational documents and proof of power of attorney, if applicable, and proof of deposit issued by the financial institution responsible for the bookkeeping of the Natura &Co Holding Shares.

A shareholder may be represented at a shareholders’ meeting by a proxy, appointed less than one year before the meeting, who must be one of Natura &Co Holding’s shareholders, or one of Natura &Co Holding’s executive officers or directors, a lawyer or a financial institution represented by their manager.

Delisting from the Novo Mercado

At any time, Natura &Co Holding may decide to delist its common shares from the Novo Mercado. In order to delist its common shares from the Novo Mercado, Natura &Co Holding (or its controlling shareholders) would be required to first launch a tender offer through which Natura &Co Holding or the controlling shareholders would acquire the free float shares (“Delisting TO”). The Delisting TO must comply with the applicable rules of the CVM Instruction No. 361, dated March 5, 2002, as amended (“CVM Instruction No. 361”), and (i) have a “fair price”, according to the Brazilian Corporation Law; and (ii) be approved by the holders of more than 1/3 of the outstanding free float shares. However, the Delisting TO requirement can be waived so long as holders of a majority of the free float shares approve such waiver. Natura &Co Holding’s delisting from the Novo Mercado will not necessarily result in the loss of its registration as a public company on the B3.

If Natura &Co Holding delists from Novo Mercado due a corporate restructuring transaction, either (i) the surviving company must submit the application for listing on the Novo Mercado within 120 days after the date of the shareholders’ meeting that approved such corporate restructuring transaction or (ii) if the resulting companies do not wish to be listed on the Novo Mercado, the majority of the holders of the outstanding free float shares must approve such corporate restructuring transaction.

In certain circumstances, Natura &Co Holding (or its controlling shareholders) could be required under the Novo Mercado rules to launch a Delisting TO. Novo Mercado regulation stipulates that the compulsory delisting from Novo Mercado will be applied only in the event Natura &Co Holding has violated Novo Mercado listing rules for a period of more than nine months.

Under CVM rules, if the offeror in a Delisting TO (the “Delisting TO Offeror”) subsequent transfers shareholding control within the 12-month period following the occurrence of a Delisting TO, the Delisting TO Offeror must pay to the former shareholders that tendered their shares in the Delisting TO (the “Delisting TO Former Shareholders”), on a pro rata basis, the difference, if any, between the tender offer price paid to the Delisting TO Former Shareholders and the price the Delisting TO Offeror received in such subsequent transfer.

Purchases of Natura &Co Holding’s Common Shares for Treasury

Pursuant to CVM Instruction No. 567, dated September 17, 2015, as amended, (“CVM Instruction No. 567”) the purchase or sale by us of Natura &Co Holding’s own shares requires shareholders’ approval in the event that the transaction:

•	takes place outside a stock exchange or over-the-counter market, involves more than 5.0% of the outstanding shares of a certain type or class, and is performed within an 18-month period;

•	takes place outside a stock exchange or over-the-counter market and at prices that are 10.0% higher with respect to purchases, and 10.0% lower, with respect to sales, than the price of Natura &Co Holding’s common shares quoted on the relevant stock exchange;

•	aims to change or prevent a change in Natura &Co Holding’s controlling shareholding or administrative structure; and

•	takes place outside a stock exchange or over-the-counter market and the counterpart is a related party.

Subject to certain conditions described in CVM Instruction No. 567, Natura &Co Holding’s shareholders’ approval is not required for the purchase or sale by us of Natura &Co Holding’s own shares:

•	where the counterparty is a member of Natura &Co Holding’s board of directors, Natura &Co Holding’s officer, employee or supplier in the context of exercise of stock options granted under a stock option plan (or other similar plans); or

•	in the context of a secondary public offering of treasury shares (or securities convertible or exchangeable into treasury shares).

We may acquire Natura &Co Holding’s own shares to be held in treasury, sold or canceled, pursuant to a resolution of Natura &Co Holding’s board of directors or Natura &Co Holding’s shareholders, as applicable. We may not acquire Natura &Co Holding’s common shares, hold them in treasury or cancel them in the event that such transaction:

•	targets shares owned by Natura &Co Holding’s controlling shareholders;

•	takes place on organized securities markets at prices higher than market price;

•	is concurrent with a public offering for the acquisition of Natura &Co Holding Shares, pursuant to the applicable securities regulations; or

•	requires funds greater than those currently available to us.

In order to authorize the purchase of Natura &Co Holding’s own shares, Natura &Co Holding’s board of directors or Natura &Co Holding’s shareholders (through a resolution approved at a shareholders meeting) must specify the purpose of the transaction, the maximum number of shares to be acquired, the total number of Natura &Co Holding’s outstanding shares and the maximum period of time to effect such purchase (not exceeding 18 months), among other information required by CVM Instruction No. 567.

Policy for the Trading of Natura &Co Holding’s Securities by Natura &Co Holding and Its Controlling Shareholder (If Any), Directors and Officers

CVM Instruction No. 358, dated January 3, 2002, as amended, (“CVM Instruction No. 358”) establishes that “insiders” must abstain from trading Natura &Co Holding’s securities, including derivatives backed by or linked to Natura &Co Holding’s securities, prior to Natura &Co Holding’s disclosure of material information to the market.

Pursuant to our Securities Trading Policy, as approved by our Board of Directors on February 6, 2020, the following persons are considered insiders for purposes of CVM Instruction No. 358: we, Natura &Co Holding’s controlling shareholder (if any), members of Natura &Co Holding’s board of directors, executive officers, members of Natura &Co Holding’s fiscal council, members of any of Natura &Co Holding’s technical or advisory bodies and whoever by virtue of its title, duty or position in Natura &Co Holding’s company, Natura &Co Holding’s controlling shareholder, controlled companies or affiliates has knowledge of a material fact and is aware that such fact has not been disclosed to the market, including auditors, analysts, underwriters and advisors.

Such restriction on trading also applies:

•	to any of Natura &Co Holding’s former officers, members of Natura &Co Holding’s board of directors or Natura &Co Holding’s fiscal council for a six-month period, if any such officer, director or member of the fiscal council left Natura &Co Holding’s company prior to the disclosure of material information he/she was aware of while in office;

•	in the event that we intend to acquire another company, consolidate, spin off part or all of Natura &Co Holding’s assets, merge, transform, or reorganize;

•	to us, in connection with or for the transfer of Natura &Co Holding’s control, or in the event that an option or mandate to such effect has been granted;

•	to Natura &Co Holding’s direct and indirect controlling shareholders, their officers and members of their board of directors, whenever we, any of Natura &Co Holding’s subsidiaries or affiliates are in the process of purchasing or selling Natura &Co Holding Shares or have granted stock options over Natura &Co Holding Shares, or if a mandate for such purposes has been granted; or

•	during the 15-day period preceding the disclosure of our quarterly information (informações trimestrais) or our standardized financial statements (demonstrações financeiras padronizadas), which is a standard form report containing relevant financial information derived from our financial statements that we are required to file with the CVM.

Our Securities Trading Policy is available on our investor relations’ website and on the CVM’s website. The information included on this website does not form part of this annual report and is not incorporated by reference herein.

Disclosure of Information

We are subject to the reporting requirements established by the Brazilian Corporation Law, the CVM and the B3. We also have an information disclosure policy which was approved by our Board of Directors on February 6, 2020.

Disclosure of occasional and periodic information

Pursuant to the Brazilian Corporation Law, CVM regulations and the listing rules of the Novo Mercado, public companies are required to disclose to the CVM and the B3 the following occasional and periodic information, among others:

•	financial statements prepared in accordance with Brazilian GAAP, as well as management’s and the independent auditors’ report, within three months after the end of the fiscal year, or on the date they were made available to the shareholders, whichever is earlier; together with the standard financial statements (Demonstrações Financeiras Padronizadas), a report in a standard form covering the material financial information contained in the financial statements;

•	notices of annual shareholders’ meeting on the earlier of (a) the date of their publication or (b) the 15 day prior to the annual shareholders’ meeting;

•	summary of the decisions and actions taken at annual shareholders’ meetings, on the date they were held;

•	standard financial statements (Demonstrações Financeiras Padronizadas), within three months after the shareholders’ meeting;

•	interim standard financial statements (Informações Trimestrais), together with the special review report issued by an independent auditor duly registered with the CVM, within 45 days from the end of each quarter of the year, except the last quarter, or when the company discloses the information to the shareholders, or to third parties, whichever occurs first;

•	notices of special shareholders’ meeting on the date of their publication;

•	a summary of the decisions and actions taken in our special shareholders’ meetings, on the same day they were held;

•	a copy of the minutes of each special shareholders’ meeting, within seven days after the meeting;

•	a copy of any shareholders’ agreements, within seven days after the date they are filed with our registered office;

•	disclosure of any material developments, on the same date a notice to the market on these developments is published;

•	information on any request for judicial reorganization or ratification of extrajudicial reorganization, or for a petition declaring our bankruptcy or a third-party petition for our bankruptcy that are based on a material amount, on the same date of its filing with a court or on the date we take notice of it in the case of a third-party petition; and

•	information on any judicial decision on our bankruptcy, on the date we take notice of it.

Information the B3 requires from companies listed on the Novo Mercado

In addition to the information required pursuant to applicable legislation, a company with shares listed on the Novo Mercado listing segment of the B3, such as ours, must observe the following additional disclosure requirements, among others:

•	the company must disclose the earnings release in English simultaneously with its disclosure in Portuguese; and

•	the company must mention in our by-laws the arbitration provisions to which its shareholders and managers are bound.

Disclosure of trading by members of our board of directors, our executive officers, our fiscal council members and shareholders

According to CVM regulations, our directors, executive officers and members of our fiscal council, as well as members of any of our technical or advisory committees are required to report to us ownership and trading of our shares or shares of any publicly held company that we control or are controlled by, or entities closely related to them. If the person is an individual, the communication must include the shares held by his or her spouse, partner or dependent that is included in his or her Brazilian tax return and any company directly or indirectly controlled by any of these persons. Such communication must include the following information:

•	the name and qualifications of the person providing the information;

•	the amount, type and/or class of shares traded, or in the case of other securities traded, the characteristics of such securities, and identification of the issuing company as well as the balance of the amount withheld before and after the trading; and

•	the form, price and date of the transaction or transactions.

This information must be sent (1) on the first business day after the appointment of the director, officer or member for his or her position, (2) when the publicly-held company registration is submitted to the authorities and (3) within five days after each transaction.

We must provide such information to the CVM and, if applicable, to the stock exchanges and organized over-the-counter exchanges where our securities are listed within 10 days after the end of each month in which any change in ownership occurred, after the end of each month in which our directors, executive officers and members of our fiscal council take office or after the end of each month in which our directors, executive officers and members of our fiscal council communicate to us any change in the information provided with respect to their spouses, partners or dependents that is included in their Brazilian tax return and any company directly or indirectly controlled by any of these persons.

This information must be delivered individually and in consolidated form by each category of persons indicated therein and the consolidated information will be available from the CVM in electronic form.

Our investor relations officer is responsible for the transmission of information received by us to the CVM and, if applicable, to the stock exchanges and organized over-the-counter exchanges where our securities are listed.

Pursuant to CVM Instruction No. 358, whenever there is an increase or reduction of multiples of 5% in the ownership of any type of shares forming our capital stock by any shareholder or group of shareholders, including with respect to equity derivative instruments related to such shares, whether directly or indirectly, that shareholder or group of shareholders must disclose the following information to us: (1) the name and credentials of the person acquiring the shares; (2) the target of the acquisition of the ownership interest and the quantity of shares intended to be acquired, including, if relevant, a declaration that the transaction is not intended to effect a change the composition of our Company’s control or administrative structure; (3) the number of shares and other securities and/or derivatives referenced in the shares (with physical or financial settlement); (4) reference to any agreement or contract regulating the exercise of voting rights or the purchase and sale of our securities and (5) in the case of foreign shareholders, the name and Brazilian tax file number of their representative in Brazil. Moreover, we are required to send this information to the CVM and the B3 and update our Brazilian reference form (formulário de referência) accordingly.

Annual Calendar

Pursuant to the Novo Mercado Rules, we must, by December 10 of each year, publicly disclose and send to the B3 an annual calendar with a schedule of Natura &Co Holding’s corporate events. Any subsequent modification to such schedule must be immediately and publicly disclosed and sent to the B3.

Corporate Governance

In conducting Natura &Co Holding’s business, we adopt corporate governance practices based on the principles of transparency, general equity principles, accountability and corporate responsibility, all in accordance with the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa) (“IBGC”), which provides guidelines to companies in order to: (a) increase value; (b) improve performance; (c) facilitate access to capital at lower costs; and (d) contribute to the continuity of operations. Among other corporate governance practices recommended by the IBGC, we have adopted the following practices:

•	capital stock composed exclusively by common shares, providing all shareholders with voting rights;

•	registration, whenever requested by its shareholders, of the occurrence of dissenting votes;

•	maintenance and disclosure of the registry containing the quantity of shares that each member possesses, identifying them by name;

•	the requirement that in the event of a sale of shares that would result in a change of control, all shareholders have the right to sell their shares under the same terms as any controlling shareholders (tag along). The change of control premium must be transparent. In the event of the sale of all of any controlling shareholder block, the offeror must provide tag-along rights for shareholders who do not form part of a control block;

•	hiring independent auditors to audit Natura &Co Holding’s financial statements;

•	forwarding to the CVM and to B3 all the minutes of Natura &Co Holding’s shareholders’ meetings;

•	provision in the Natura &Co Holding By-Laws for a fiscal council (on a non-permanent basis upon the affirmative vote of the requisite number of shareholders);

•	clear by-laws with respect to (1) the manner in which shareholders’ meetings will be convened; and (2) the election, removal and term of Natura &Co Holding’s directors and executive officers;

•	adoption of a board of directors, consisting of nine to thirteen members, who have a unified two-year term of office, with possibility of renewal;

•	policy of disclosure of material acts or facts, with the Investor Relations Officer as the Company’s main spokesperson;

•	adoption of a trading policy regarding shares issued by the Company, approved by the board of directors and with controls that enable its compliance;

•	transparency in the disclosure of annual reports;

•	free access to the information and facilities of Natura &Co Holding’s companies for members of Natura &Co Holding’s board of directors;

•	resolution of conflicts between Natura &Co Holding and its shareholders through arbitration, which is the exclusive means of resolving such disputes;

•	a general meeting of shareholders with power to (a) elect and dismiss the board of directors’ members, (b) determine the overall annual compensation of the members of the board of directors and board of executive officers, as well as compensation of the members of the fiscal council, when installed, (c) analyze, on an annual basis, the managers’ accounts and resolve the financial statements presented by them, (d) amend the by-laws, (e) resolve the dissolution, liquidation, merger, split and consolidation of us, or of any of Natura &Co Holding’s companies, (f) approve the granting of stock option plans to Natura &Co Holding’s managers and employees, as well as to managers and employees of other companies, direct or indirectly, controlled by us, (g) resolve, as per proposal presented by the management, the allocation of net income for the year and distribution of dividends, (h) elect the liquidator, as well as the fiscal council that shall be installed during the liquidation period, (i) resolve to deregister as a publicly held company and to delist from the special listing segment referred to as the Novo Mercado of B3 and (j) choose a specialized company in charge of determining Natura &Co Holding’s economic value and preparing the valuation report of Natura &Co Holding’s common shares, in the event of deregistering as a publicly held company and delisting from the Novo Mercado, within the companies appointed by the board of directors; and

•	the site for the general meeting of shareholders in order to facilitate the presence of all shareholders or their representatives.

C.    Material contracts

See “Presentation of Financial and Other Information—The Transaction” and “Item 4. Information on the Company—B. Business Overview—Certain Material Agreements.”

D.    Exchange controls

Investors who are non-residents in Brazil must register their investment in shares under Law No. 4,131, or CMN Resolution No. 4,373, and CVM Instruction No. 560 of March 27, 2015 (as amended).

CMN Resolution No. 4,373 affords favorable tax treatment to foreign investors who are not residents in a low or nil tax jurisdiction, as defined by Brazilian tax laws (please refer to the section “Item 10. Additional Information—E. Taxation” for further discussion on the concept of a low or nil tax jurisdiction under Brazilian law).

Under CMN Resolution No. 4,373, investors who are non-residents in Brazil may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are met. CMN Resolution No. 4,373 covers investors who are individuals, companies, mutual funds and other collective investment entities domiciled or headquartered outside of Brazil. Under CMN Resolution No. 4,373, an investor under this category must:

•	appoint one or more representatives in Brazil, which must be a financial institution duly authorized by the Brazilian Central Bank to receive service of process related to any action regarding financial and capital markets legislation, among others;

•	obtain a taxpayer identification number from the Brazilian tax authorities;

•	appoint one or more authorized custodians in Brazil for its investments, who must be duly authorized by the CVM; and

•	through its representative or representatives, register as a foreign investor with the CVM and register its investments with the Brazilian Central Bank.

In addition, an investor operating under the provisions of CMN Resolution No. 4,373 must be registered with the Brazilian internal revenue service pursuant to its Normative Ruling No. 1,863/2018. This registration process is undertaken by the investor’s legal representative in Brazil.

Securities and other financial assets held by non-Brazilian investors pursuant to CMN Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Brazilian Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

Non-Brazilian investors may also invest directly under Law No. 4,131 and may sell their shares in both private and open market transactions, but these investors are subject to less favorable tax treatment on gains than Resolution No. 4,373 investors. A non-Brazilian direct investor under Law No. 4,131 must:

•	register as a foreign direct investor with the Brazilian Central Bank;

•	obtain a Brazilian identification number from the Brazilian tax authorities;

•	appoint a tax representative in Brazil; and

•	appoint a representative in Brazil for service of process in respect of suits based on the Brazilian Corporate Law.

If a holder of ADSs decides to exchange ADSs for the underlying common shares, the holder will be entitled to (i) sell the common shares on the B3 and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars abroad upon the holder’s sale of our common shares, (ii) convert its investment into a foreign portfolio investment under of CMN Resolution No. 4,373, or (iii) convert its investment into a foreign direct investment under Law No. 4,131.

If a holder of ADSs wishes to convert their investment into either an foreign portfolio investment under of CMN Resolution No. 4,373 or a foreign direct investment under Law No. 4,131, they should begin the process of obtaining foreign investor registration with the Brazilian Central Bank or with the CVM as the case may be, in advance of exchanging the ADSs for common shares.

The custodian is authorized to update the depositary’s electronic registration to reflect conversions of ADSs into foreign portfolio investments under CMN Resolution No. 4,373. If a holder of ADSs elects to convert their ADSs into a foreign direct investment under Law No. 4,131, the conversion will be effected by the Brazilian Central Bank after receipt of an electronic request from the custodian with details of the transaction.

If a foreign direct investor under Law No. 4,131 wishes to deposit their shares into the ADR program in exchange for ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be effected by the Brazilian Central Bank after receipt of an electronic request from the custodian with details of the transaction. Please refer to “Item 10. Additional Information—E. Taxation” for a description of the tax consequences to an investor residing outside Brazil of investing in our common shares in Brazil.

For additional information on Brazilian tax consequences of investing in our common shares, see “Item 10. Additional Information—E. Taxation.”

E.    Taxation

The following summary contains a description of certain Brazilian and U.S. federal income tax consequences of the ownership and disposition of Natura &Co Holding Shares or Natura &Co Holding ADSs (for purposes of only this section “E. Taxation” referred to as “Shares” and “ADSs”, respectively), but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership or disposition of Shares or ADSs. The summary is based on the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder, as of the date hereof, which are subject to change.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. Holders (as defined below) of Shares or ADSs. Prospective holders of Shares or ADSs should consult their tax advisors as to the tax consequences of the acquisition, ownership and disposition of Shares or ADSs in their particular circumstances.

BRAZILIAN TAX CONSIDERATIONS

The following discussion is a summary of the Brazilian tax considerations relating to the acquisition, exchange, ownership and disposition of Natura Common Shares or ADSs by a Non-Resident Holder. The discussion is based on Brazilian law as currently in effect, which is subject to change, possibly with retroactive effect, and to differences of interpretation. Any change in such law may change the consequences described below.

The tax consequences described below do not take into account the effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries. The discussion also does not address any tax consequences under the tax laws of any state or locality of Brazil.

The description below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, exchange, ownership and disposition of our Shares or ADSs. Holders of Shares or ADSs and prospective purchasers thereof should consult their tax advisors with respect to the tax consequences of owning and disposing of Shares or ADSs in light of their particular investment circumstances.

Income Tax

Dividends

Dividends paid by a Brazilian company, such as ourselves, including stock dividends to a Non-Resident Holder are currently not subject to withholding income tax in Brazil, to the extent that such amounts are related to profits generated since January 1, 1996. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding tax at varying rates, depending on the year the profits were generated.

Interest Attributable to Shareholders’ Equity

Law No. 9,249, dated December 1995, as amended, allows a Brazilian corporation, such as ourselves, to make distributions to shareholders of interest on net equity and to treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits, subject to the limits described below. These distributions may be paid in cash. For tax purposes, this interest is limited to the daily pro rata variation of the Long-Term Rate (Taxa de Longo Prazo – TLP), as determined by the Brazilian Central Bank from time to time, and the amount of this deductible expense may not exceed the greater of:

•	50% of the net income (after the deduction of social contribution on net profit but before taking into account allowances for income tax and the interest attributable to shareholders’ equity) for the period in respect of which the payment is made; and

•	50% of our accumulated profits.

Payment of interest on shareholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% for individuals or entities residing in a “Tax Haven.” According to Brazilian legislation, a “Tax Haven” jurisdiction is one in which there is no income taxation or where the local income tax rate is generally applied at rates under 20%. Ministry of Economy (formerly Ministry of Finance) Ordinance No. 488, dated November 28, 2014, provided for the possibility of that 20% threshold being reduced to 17% if the corresponding jurisdictions are aligned with international standards of fiscal transparency in accordance with rules to be established by the Brazilian tax authorities, or where local legislation imposes restrictions on disclosure regarding shareholder composition or investment ownership. These payments may be included, at their net value, as part of any mandatory dividend, as discussed above under “Item 8. Financial Information—A. Consolidated statements and other financial information—Dividends and Dividend Policy.”

Distributions of interest on shareholders’ equity to Non-Resident Holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, if the investment is registered with the Brazilian Central Bank.

Sale of Shares

(i)       Taxation of Capital Gain Earned in the Country in a Transaction Not Carried Out on the Brazilian Stock Exchange (Or Similar Exchange)

According to Law No. 10,833/03, the gains recognized on a disposition of assets located in Brazil, such as our Shares, by a Non-Resident Holder, could be subject to withholding tax in Brazil. This rule is applicable regardless of whether the disposition occurs in Brazil or abroad and regardless of whether the disposition is made to an individual or entity resident or domiciled in Brazil.

As a general rule, capital gains realized as a result of a disposition of Shares are the positive difference between the amount realized on the disposition of the Shares and the acquisition cost of such Shares.

Historically, the income tax on these gains had to be withheld at source and the tax rate would vary depending on the domicile of the Non-Resident Holder:

•	Capital gains earned by a Non-Resident Holder who (i) has its investment registered in Brazil with the Brazilian Central Bank under the rules of CMN Resolution No. 4,373, or “Registered Holder,” and (ii) is not a Tax Haven resident should be subject to the income tax at a 15% rate;

•	If the Non-Resident Holder is not a Registered Holder and is not located in a Tax Haven, a progressive tax rate will be applied as provided for in Law No. 13,259/16, as follows: (i) at a rate of 15% for the portion of the gain up to R$5 million, (ii) at a rate of 17.5% for the portion of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) at a rate of 20% for the portion of the gain that exceeds R$10 million but does not exceed R$30 million, and (iv) 22.5% for the portion of the gain that exceeds R$30 million; and

•	If the Non-Resident Holder is located in a Tax Haven, the tax rate will be 25%.

The tax must be withheld and paid by the buyer or, in cases where the buyer and seller are domiciled abroad, a legal representative of buyer shall be designated for the payment of the tax.

(ii)       Taxation of the Capital Gains Earned in the Country in a Transaction Carried Out on the Brazilian Stock Exchange (Or Similar Exchange)

There could also be the levy of income tax on net gains earned by a Non-Resident Holder on the disposition of Shares sold on the Brazilian stock exchange, commodities or futures exchange (or similar exchange). The tax rate will vary according to the type of investment registration made by the Non-Resident Holder at the Brazilian Central Bank, as well as the location of the beneficiary:

•	Capital gains earned by a Non-Resident Holder who (i) has its investment registered in Brazil with the Brazilian Central Bank under the rules of CMN Resolution No. 4,373, or “Registered Holder,” and (ii) is not a Tax Haven resident are exempt from income tax; and

•	Capital gains earned by a Non-Resident Holder who is not a Registered Holder or is a Tax Haven resident (Registered Holder or not) are currently subject to income tax at a rate of 15%. In this case, withholding income tax of 0.005% will be levied by the intermediary institution (that is, a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against the 15% income tax due on the capital gain, which will be paid by the Non-Resident Holder’s tax representative in Brazil.

Any other gains realized on a disposition of Shares that is not carried out in an exchange environment or that is conducted in the non-organized “OTC market” are subject to the same rules set forth in item “(i) Taxation of Capital Gain Earned in the Country in a Transaction Not Carried Out on the Brazilian Stock Exchange (Or Similar Exchange).” Gains realized by a Non-Resident Holder on the disposition of preemptive rights held in stock will be subject to Brazilian income tax, according to the same rules applicable to the sale of Shares or ADSs.

(iii)       Capital Reduction

In case of a capital reduction by a Brazilian corporation, such as ourselves, the positive difference between the amount received by the Non-Resident Holder and the acquisition cost of the shares is treated as capital gain derived from a transaction held out of a Brazilian exchange described above in (i) and is therefore currently subject to withholding tax at the following progressive rates: (i) 15% for the portion of the gains up to R$5 million, (ii) 17.5% for the portion of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the portion of the gain that exceeds R$10 million but does not exceed R$30 million, and (iv) 22.5% for the portion of the gain that exceeds R$30 million for a Non-Resident Holder not located in a Tax Haven or up to 25% for a Non-Resident Holder located in a Tax Haven, for the year of 2018.

Although subject to interpretation, in the case of Non-Resident Holders carrying out investments pursuant to CMN Resolution No. 4,373, it is possible to sustain that the income tax should not apply at progressive rates under Law No. 13,259/16. Moreover, Non-Resident Holders located in a Tax Haven jurisdiction are subject to a specific tax regulation and remain taxed to a tax rate of 25%.

Sale of ADSs

Pursuant to Article 26 of Law No. 10,833/2003, the sale of an asset located in Brazil by a Non-Resident Holder, whether to a Brazilian resident or to another Non-Resident Holder, is subject to Brazilian income tax. Our understanding is that ADSs do not qualify as assets located in Brazil and thus should not be subject to the Brazilian income tax. Notwithstanding the foregoing, since the tax rule referred to in Article 26 of Law No. 10,833 provides broad language and has not been definitely analyzed by the administrative or judicial courts, we are unable to assure you of the final outcome of such discussion.

Gains on the exchange of ADSs for Shares

Non-Resident Holders may exchange ADSs for the underlying Shares, sell the Shares on the Brazilian stock exchange and the sale proceeds may be remitted abroad. As a general rule, the exchange of ADSs for shares is not subject to income taxation in Brazil.

Upon receipt of the underlying Shares in exchange for ADSs, Non-Resident Holders may also elect to register with the Brazilian Central Bank the U.S. dollar value of such Shares as a foreign portfolio investment under CMN Resolution No. 4,373, which will entitle them to the tax treatment applicable to Registered Holders described above.

Alternatively, the Non-Resident Holder is also entitled to register with the Brazilian Central Bank the U.S. dollar value of such Shares as a foreign direct investment under Law No. 4,131, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out of by a Non-Resident Holder that is not a Registered Holder.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Natura &Co Holding Shares and Natura &Co Holding ADSs—An exchange of Natura &Co Holding ADSs for shares risks the loss of certain foreign currency remittance advantages.”

Gains on the exchange of Shares for ADSs

The deposit of Shares in exchange for ADSs by a Non-Resident Holder may be subject to Brazilian income tax on capital gains if the acquisition cost of the Shares is lower than the market price for such Shares.

The difference between the acquisition cost and the average price of the Shares is considered a capital gain currently subject to income tax at the following progressive rates: (i) 15% for the portion of the gains up to R$5 million, (ii) 17.5% for the portion of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the portion of the gain that exceeds R$10 million but does not exceed R$30 million, and (iv) 22.5% for the portion of the gain that exceeds R$30 million), or 25.0% for Tax Haven residents. If a Non-Resident Holder that is a foreign direct investor under Law No. 4,131 wishes to deposit its Shares into the ADS program in exchange for ADSs, such Non-Resident Holder will be required to present to the custodian evidence, if applicable, of payment of the income tax assessed on capital gains at the aforementioned progressive rates or, in the case of a Tax Haven resident, 25.0%.

Pursuant to CMN Resolution No. 4,373 the progressive rates of Law No. 13,259/16 to capital gains obtained by Non-Resident Holders not located in a Tax Haven will be applicable and for Non-Resident Holders (whether they are considered to be Non-Resident Holders as a result of CMN Resolution No. 4373 or otherwise) located in a Tax Haven are subject to a specific tax regulation and remain taxed to a tax rate of 25%.

However, there are arguments to support the position that there should be no withholding tax on this transaction, because: (i) the deposit of Shares would not have represented the disposal of the investment; and (ii) the transaction is registered on the stock exchange. Given the uncertainty of these two positions, we recommend that you consult your tax advisors.

Tax on Foreign Exchange Transactions (IOF/Exchange)

The Tax on Foreign Exchange Transactions, or “IOF/Exchange,” is due on the conversion of Brazilian or foreign currency, or any document that represents it, into an available equivalent amount. Currently, for most foreign exchange transactions, the IOF/Exchange rate is 0.38%.

However, currently different IOF/Exchange rates apply to foreign exchange transactions carried out in connection with investments made by Non-Resident Holders in the Brazilian financial and capital markets under CMN Resolution No. 4,373. These rates are:

i.	in the settlement of foreign exchange transactions contracted by a foreign investor for the inflow of funds into Brazil, including by means of simultaneous foreign exchange transactions, for the constitution of a guarantee margin, initial or additional, required by stock, commodities and futures exchanges, demanded: zero;

ii.	in the settlement of foreign exchange transactions contracted by a foreign investor for the inflow of funds into Brazil, including by means of simultaneous foreign exchange transactions, for application in the financial and capital markets:

iii.	simultaneous foreign exchange transactions for the inflow of funds into Brazil resulting from the cancellation of depositary receipts for the acquisition of shares negotiated on the stock exchange: zero;

iv.	returns of investments made in the Brazilian capital and financial markets: zero;

v.	distribution of interest on shareholders’ equity and dividends: zero;

vi.	in the settlement of simultaneous exchange transactions for the inflow of funds into Brazil, deriving from the change in the foreign investor’s regime, from the direct investment referred to in Law No. 4,131, for investment on shares negotiated on the stock exchange, as regulated by CMN; zero; and

vii.	in the transaction for the acquisition of foreign currency by a legal entity authorized to operate in the foreign exchange market, contracted simultaneously with a sale transaction, when required exclusively due to regulatory provisions: zero.

Under the provisions of the Law, the Brazilian government may increase any of these rates at any time, up to 25%. However, any increase in rates may only apply to future transactions.

Tax on Transactions Involving Bonds and Securities and Derivatives

Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, known as “IOF/Bonds Tax.”

Currently, the IOF Bonds Tax is due at a daily rate of 1.0%, limited to 96.0% of the income generated by fixed income bonds, on the redemption amount or the amount received from assignment or renegotiation. The rate is reduced to zero as from the thirtieth day.

The rate of IOF/Bonds Tax applicable to transactions of variable income securities, including those traded in stock, commodities or futures markets that involve shares, or units composed of shares, is reduced to zero.

The IOF Derivatives Tax was established by Decree 7,563 of September 16, 2011, with the original levy of 1% on the notional value of the adjusted purchase sale or maturity of financial derivative contract in the country that individually results in an increased foreign exchange exposure on a short position. However, under Decree No. 8,027, dated June 12, 2013, the tax rate was reduced to zero.

Other Brazilian Taxes

The inheritance and gift tax, or “ITCMD,” is applicable to the transfer of any goods or rights by gift or bequest. The transfer of shares that are abroad to individuals who are domiciled in Brazil can be subject to taxation. If the shares are in Brazil and are transferred to a non-resident, the ITCMD will apply if the donor is domiciled in Brazil and the recipient is domiciled abroad. The ITCMD is a state tax with a maximum rate of 8%.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of Shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold the securities. This discussion applies only to a U.S. Holder that holds Shares or ADSs as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•    certain financial institutions;

•    dealers or traders in securities who use a mark-to-market method of tax accounting;

•    persons holding Shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction, or persons entering into a constructive sale with respect to the Shares or ADSs;

•    persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•    entities classified as partnerships for U.S. federal income tax purposes;

•    tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•    persons that own or are deemed to own 10% or more of our voting stock;

•    persons who acquired our Shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation; or

•    persons holding shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the Shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of Shares or ADSs and is:

•    a citizen or individual resident of the United States;

•    a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•    an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of Shares or ADSs in their particular circumstances.

This discussion assumes that we are not, and will not become a passive foreign investment company (a “PFIC”) as described below.

Taxation of Distributions

Subject to the passive foreign investment company rules described below, distributions paid on Shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains. Dividends will constitute qualified dividend income if the Shares or ADSs with respect to which such dividends are paid are readily tradable on an established securities market in the U.S., and we are not a PFIC in the year in which the dividend is paid (or the prior taxable year). Dividends paid to non-corporate U.S. Holders in 2019 are not eligible for taxation as qualified dividend income because the Shares and ADSs were not traded on an established securities market in the U.S. in 2019. Therefore, any dividends paid to non-corporate U.S. Holders in 2019 are not taxable at rates applicable to long-term capital gains. The amount of a dividend will include any amounts withheld by the Company in respect of Brazilian taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s or in the case of ADSs, the Depositary’s, receipt of the dividend. The amount of any dividend income paid in reais will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Brazilian income taxes withheld from dividends on Shares or ADSs will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

Sale or Other Disposition of Shares or ADSs

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of Shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the Shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for the taxable year ending December 31, 2019. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder held Shares or ADSs, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the Shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the Shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its Shares or ADSs exceeds 125% of the average of the annual distributions on the Shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the Shares or ADSs. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

In addition, if we were a PFIC or, with respect to particular U.S. Holder, were treated as a PFIC, for the taxable year in which it paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns Shares or ADSs during any year in which we were a PFIC, the holder generally must file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to the Company, generally with the holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers regarding whether the Company is or was a PFIC and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

F.     Dividends and paying agents

Not applicable.

G.    Statement by experts

Not applicable.

H.    Documents on display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. The information included on these websites does not form part of this annual report and is not incorporated by reference herein.

I.     Subsidiary information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign currency fluctuations. Information relating to quantitative and qualitative disclosures about these market risks is described below.

Foreign currency exchange rate risk

Foreign currency exchange rate risks arise from financial instruments denominated in currencies different from their functional currencies. To reduce this exposure, we have implemented policies to hedge against the foreign exchange risk and limit exposure to this risk.

As of December 31, 2019 and December 31, 2018, we were exposed to the risk of fluctuation of the U.S. dollar, euro and pound sterling. In order to hedge foreign exchange exposures in relation to foreign currency, we entered into transactions with derivative financial instruments such as “swaps” and “forwards” (“Non-Deliverable Forwards, or NDFs”). Pursuant to the Foreign Exchange Protection Policy, the derivatives contracted must limit the loss related to the exchange devaluation in relation to the net income projected for the current year, given a certain estimate of exchange rate devaluation against the U.S. dollar. This limitation defines the ceiling or maximum exchange exposure permitted in relation to the U.S. dollar and Euro. As of December 31, 2019, the balance sheet includes accounts denominated in foreign currency which, in the aggregate, represented net liabilities of R$3,382.0 million (R$3,012.9 million as of December 31, 2018 and R$510.5 million as of December, 31, 2017). These accounts consist of borrowings and financing, 100% hedged with swap derivatives.

Derivative financial instruments to hedge foreign currency exchange risk.

We classify derivative financial instruments into “financial,” “operating” and “other derivative financial instruments.” “Financial” derivatives include swaps or forwards contracted to hedge against the foreign exchange risk associated with foreign-currency-denominated borrowings, financing, intercompany loans and notes issued in the international debt capital markets. “Operating” derivatives (usually forwards) include derivatives contracted to hedge against the foreign exchange risk on the business’s operating cash flows.

As of December 31, 2019, 2018 and 2017, we had outstanding swap and forward contracts to hedge against foreign currency exchange risk, with maturities between January 2020 and February 2023 with Bank of America, HSBC, Citibank, Bradesco and Itaú BBA. Currency forward contracts against the pound sterling that mature within 12 months were executed with counterparties represented by HSBC, Santander, BNP Paribas and Citibank. Swap agreements in Mexican pesos and Chilean pesos with maturities of up to six months were executed with the other party represented by HSBC. On December 31, 2019, the balances of financial derivatives were:

	Notional(2)			Accrual			Fair Value(3)			Gain (Loss) (adjustment MTM)
	As of December 31,			As of December 31,			As of December 31,			As of December 31,
	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017
	(in millions of R$)
Type of transaction
Swap contracts(1)
Asset position:
Long position-U.S. dollar	2,664.0	2,381.9	494.3	3,416.7	3,038.9	510.1	3,729.7	3,295.0	510.4	313.0	256.1	0.4
Liability position:
CDI floating rate:
Short position in CDI	2,664.0	2,381.9	494.3	2,754.6	2,478.6	500.2	3,002.6	2,779.7	500.5	248.0	301.1	0.3
Swap contracts(1):
Asset position:
Short position in U.S. dollar	—	58.6	—	—	56.6	—	—	57.3	—	—	0.7	—

Liability position:
CDI floating rate:
Long position in interbank rate	—	58.6	—	—	59.5	—	—	60.3	—	—	0.8	—

Swap contracts (1):
Asset position:
Short position in Chilean peso	—	—	—	—	—	—	—	—	—	—	—	—

Liability position:
CDI floating rate:
Long position in interbank rate	—	—	—	—	—	—	—	—	—	—	—	—

Forward contracts (4)
Net exchange position vs. GBP	—	—	316.0	—	—	0.6	—	—	0.8	—	—	0.2
Total net financial derivatives	—	—	316.0	662.1	557.4	10.5	727.1	512.4	10.8	65.0	(45.0)	0.3

(1)	Swap transactions consist of swapping the exchange rate fluctuation for a percentage of the floating rate Interbank Deposit Rate (CDI) – post-fixed CDI – in the case of Brazil.

(2)	The notional amount represents the amounts of the contracted derivatives.

(3)	Fair value refers to the value of outstanding contracted derivatives recognized in balance sheets.

(4)	Forward operations consist of hedging against exchange variation through operations involving various currencies against the pound sterling.

As of December 31, 2019, 2018 and 2017, for derivatives maintained by us and our subsidiaries, since our derivative financial instrument contracts are entered into directly with financial institutions and not through a stock exchange, there are no margin calls deposited as guarantees of these transactions.

Operating Derivatives

As of December 31, 2019, 2018 and 2017, we hold forward derivative instruments with HSBC and Santander in order to hedge against exchange rate risk on import and export operations of the subsidiary The Body Shop in foreign currencies against the pound sterling and U.S. dollar. These derivatives are measured at fair value, with gains and losses recognized in the group of costs of products sold.

Derivative instruments designated for hedge accounting

We have designated to hedge accounting our derivative financial instruments for hedging loans denominated in foreign currency of Natura Cosméticos S.A. and Natura Distribuidora de México, S.A. de C.V., and operating cash flows resulting from the purchase and sale denominated in foreign currency of The Body Shop. As of December 31, 2019, the notional amount of the consolidated position of instruments designated as cash flow hedge totaled R$3,702.5 million, of which R$2,664.0 million is hedged against reais, and £195.0 million (R$1,038.5 million) is hedged against the pound sterling. As of December 31, 2018, the consolidated position of instruments designated as cash flow hedge totaled U.S.$750 million, £383.4 million and MXN297.2 million of notional amount or R$2,371.8 million, R$2,003.9 million and R$58.6 million, respectively.

Sensitivity analysis

For the sensitivity analysis of the risk of foreign exchange rate exposure, in addition to the assets and liabilities with exposure to the fluctuation of exchange rates recorded in the balance sheet, we consider the value of the fair value of the financial instruments contracted by us for the protection of certain exposures as of December 31, 2019, such as loans and financing registered in Brazil in foreign currency, receivables registered in Brazil in foreign currency, Accounts payable registered in Brazil in foreign currencies and value of the financial derivatives.

This analysis considers only financial assets and liabilities registered in Brazil in foreign currency, since exposure to exchange variation in other countries is close to zero due to the strength of currencies and the effectiveness of their derivatives, and considers that all other variables, especially interest rates, remain constant and ignore any impact of forecasting purchases and sales.

The tables below show the loss based on our current foreign currency exposure as of December 31, 2019, that would have resulted from certain scenarios. The probable scenario considers future rates for the U.S. dollar for 90 days, based on quotes obtained from the B3 on the respective maturity dates of the financial instruments exposed to foreign exchange risks, of R$4.03/U.S.$1.00. Scenarios II and III consider a drop in the US dollar of 25% (R$3.02/U.S.$1.00) and 50% (R$2.02/U.S.$1.00), respectively.

Description	Risk	Probable scenario	Scenario II	Scenario III
		In millions of R$
Net exposure	Depreciation of the U.S. dollar	158	(115.5)	(346.9)

Interest rate risk

Interest rate risk arises from financial investments and short and long-term loans and financing. Financial instruments issued at floating rates expose us to cash flow risks associated with the interest rate. Financial instruments issued at pre-fixed rates expose us to fair value risks associated with the interest rate. Our cash flow risk associated with the interest rate arises from investments and short- and long-term loans and financing issued at floating rates. We adopt the policy of maintaining our rates of exposure to asset and liability interest rates pegged to floating rates. Short-term investments are adjusted by the Interbank Deposit Rate (CDI) whereas borrowings and financing are adjusted based on the Long-term Interest Rate (TJLP), CDI and fixed rates, according to the contracts made with the related financial institutions, and trading securities with investors in this market.

Any increase in interest rates will increase the costs of servicing our Net Debt, which could adversely affect our business, financial condition and operating results. Moreover, any increase in the basic interest rate by the Brazilian Central Bank could negatively affect our results by reducing economic growth and, consequently, demand for our products.

The Group contracts swap derivatives for the purpose of mitigating the risks of loans and financing contracted at fixed rates.

Sensitivity analysis

The table below sets out our total exposure to interest rate risk, including risks arising from changes in the CDI rate, as of December 31, 2019:

In millions of R$
Total borrowings and financing – in local currency	(7,404.4)
Operations in foreign currency with derivatives pegged to CDI(1)	(3,382.0)
Short-term investments	2,429.2
Net exposure	(8,357.2)

(1)	Refers to transactions involving CDI-backed derivatives to hedge the loans and financing arrangements raised in foreign currency in Brazil.

The tables below show the loss based on our current interest rate exposure as of December 31, 2019 that would have resulted from certain scenarios. The probable scenario considers future interest rates obtained on the B3 for the maturity dates of the financial instruments exposed to interest rate risks. Scenarios II and III consider an increase in the interest rate of 25% (5.4% per year) and 50% (6.5% per year), respectively, of the CDI rate from 4.35% per year.

Description	Risk	Probable scenario	Scenario II	Scenario III
		In millions of R$
Net liabilities	Interest rate increase	4.2	(86.7)	(177.6)

Item 12. Description of Securities Other Than Equity Securities

A.    Debt securities

Not applicable.

B.    Warrants and rights

Not applicable.

C.    Other securities

Not applicable.

D.    American Depositary Shares

Depositary

The Bank of New York Mellon, or “BNYM” or the “ADS Depositary”, has acted as depositary in relation to the Natura &Co Holding ADS (each representing two Natura &Co Holding Shares) program since November 1, 2019. The principal executive office of BNYM is located at 240 Greenwich Street, New York, New York 10286, United States.

Fees and Expenses

The holder of an ADS may have to pay the following fees and charges related to services in connection with the ownership of the ADS up to the amounts set forth in the table below:

Persons depositing or withdrawing shares or Natura &Co Holding ADS holders must pay:	For:
U.S.$5.00 (or less) per 100 Natura &Co Holding ADSs (or portion of 100 Natura &Co Holding ADSs)	Delivery of Natura &Co Holding ADSs, including deliveries resulting from a distribution of shares or rights

Surrender of Natura &Co Holding ADSs and withdrawal of deposited securities, including if the Natura &Co Holding Deposit Agreement terminates

U.S.$0.05 (or less) per Natura &Co Holding ADS	Any cash distribution to Natura &Co Holding ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of Natura &Co Holding ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the ADS Depositary to Natura &Co Holding ADS holders

U.S.$0.05 (or less) per Natura &Co Holding ADS per calendar year	ADS Depositary services

Registration or transfer fees	Transfer and registration of shares on Natura &Co Holding’s share register to or from the name of the ADS Depositary or its agent when you deposit or withdraw shares

Expenses of the ADS Depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the Natura &Co Holding Deposit Agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges the ADS Depositary or the custodian has to pay on any Natura &Co Holding ADSs or shares underlying Natura &Co Holding ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the ADS Depositary or its agents for servicing the deposited securities	As necessary

The ADS Depositary collects its fees for delivery and surrender of Natura &Co Holding ADSs directly from investors depositing shares or surrendering Natura &Co Holding ADSs for the purpose of withdrawal or from intermediaries acting for them. The ADS Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The ADS Depositary may collect its annual fee for ADS Depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The ADS Depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to Natura &Co Holding ADS holders that are obligated to pay those fees. The ADS Depositary may generally refuse to provide fee-attaching services until its fees for those services are paid.

Direct and Indirect Payments

From time to time, the ADS Depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the Natura &Co Holding ADS program, waive fees and expenses for services provided to us by the ADS Depositary, or share revenue from the fees collected from Natura &Co Holding ADS holders. Under certain circumstances, including the removal of BNYM as depositary, we are required to repay to BNYM amounts reimbursed in prior periods.

Other Information

See Exhibit No. 2.4 to this Form 20-F for the form of deposit agreement between us and the ADS Depositary and Exhibit No. 2.5 to this Form 20-F for a description of the rights of holders of the ADSs.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

A.    Defaults

No matters to report.

B.    Arrears and delinquencies

No matters to report.

Item 14. Material Modifications to the Rights of Security Holders and Use Of Proceeds

A.    Material modifications to instruments

Not applicable.

B.    Material modifications to rights

Not applicable.

C.    Withdrawal or substitution of assets

Not applicable.

D.    Change in trustees or paying agents

Not applicable.

E.     Use of proceeds

Not applicable.

Item 15. Controls and Procedures

A.    Disclosure controls and procedures

Our management, with the participation of our principal executive and principal financial officers, have evaluated the effectiveness of our disclosure controls and procedures (as defined in the Exchange Act under Rules 13a-15(e)) as of the end of the period covered by this annual report. In this context, “disclosure controls and procedures” means controls and procedures of a company that are designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Based on this evaluation, our principal executive and principal financial officers concluded that, except as disclosed below, our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2019, to ensure that information required to be disclosed under the Exchange Act is recorded, authorized, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and the information required to be disclosed is accumulated and communicated, in order to allow timely decisions regarding required disclosure.

Although we are a new registrant and are therefore not required to perform an audit of our internal control over financial reporting, in our ongoing effort to establish effective internal controls, and in connection with preparing the audited consolidated financial statements as of and for the year ended December 31, 2019, our independent registered public accounting firm reported evidence of  internal control deficiencies, which were considered a material weakness in our internal controls over financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified was that we did not appropriately design and maintain effective controls related to the interpretation and application of complex accounting matters, specifically on certain significant unusual transactions, which resulted in a material weakness. The control deficiencies did not allow management to identify a material error in the interpretation and application of accounting of accruals for bank fees, which was corrected by management in the consolidated financial statements as of and for the year ended December 31, 2019. This material weakness in our financial reporting process, if not remediated, creates a reasonable possibility that a material misstatement of our consolidated financial statements would not be prevented or detected on a timely basis in future periods.

We have adopted a remediation plan to address the control deficiencies described above, which includes the following action steps that have been implemented or are in the process of implementation: (i) enhancement of the controls over management’s review and approval of complex nonrecurring accounting issues; (ii) enhancement of the controls around the consolidation procedures; (iii) preparation of an accounting manual to ensure consistency in the application of accounting policies within the group; (iv) establishing an ongoing technical training program for the individuals who have financial reporting responsibilities; and (v) reassessment of the accounting department structure in relation to size and responsibilities to ensure it includes adequate technical resources as well as team members.

B.    Management’s annual report on internal control over financial reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

C.    Attestation report of the registered public accounting firm

We are not required to have our independent registered public accounting firm report on the effectiveness of our internal control over financial reporting in this annual report, and they have not done so, due to a transition period established by rules of the SEC for newly public companies.

D.    Changes in internal control over financial reporting

As part of our continued efforts to improve our internal control processes and procedures, we have developed a remediation plan, which includes enhancements in general controls relating to IT systems of our subsidiary, The Body Shop Limited, which have been already implemented:

•	implementation of monitoring access controls;

•	review and limitation of access to debugging systems in production; and

•	review of privileged access logs in systems and creation of new roles to restrict privileged authorizations and ensure such are assigned to appropriate users.

Other than the changes discussed above, there has been no change in our internal control over financial reporting during year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

The board of directors has determined that one of the members of our audit committee, Gilberto Mifano, is an “Audit Committee Financial Expert” and meets the requirements set forth by the SEC and NYSE. He is also deemed independent under the applicable Brazilian law and the regulations of the SEC and NYSE. For more details about the audit committee see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of Our Board of Directors—Audit, Risk Management and Finance Committee.”

Item 16b. Code of Ethics

On July 17, 2019, our Board of Directors adopted a code of conduct (the “Code of Conduct”) applicable to our board of directors, our executive officers and all our employees. An English translation of the Code of Conduct is included as Exhibit 11.1 to this annual report. Since it became effective on July 17, 2019, we have not waived compliance with or amended the Code of Conduct.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, during the years ended December 31, 2019 and 2018. Our independent registered public accounting firm was KPMG Auditores Independentes for the years ended December 31, 2019, 2018 and 2017:

	2019	2018
	(in thousands of reais)
Audit fees	14,307.5	18,379.1
Audit related fees	1,444.4	1,032.9
Tax fees(1)	383.5	523.2
Total	16,135.4	19,935.2

(1) Relates to services regarding tax compliance.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Under the listed company audit committee rules of the NYSE and the SEC, we must comply with Rule 10A-3 under the Exchange Act, which requires that we establish an audit committee composed of members of the board of directors that meets specified requirements. The SEC has recognized that, for foreign private issuers, local legislation may delegate some of the functions of the audit committee to other advisory bodies. Natura &Co Holding has established a statutory audit committee. Natura &Co Holding’s statutory audit committee meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The statutory audit committee is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. See “Item 6.A. Directors and Senior Management—C. Board Practices—Audit, Risk Management and Finance Committee” for a description of our audit committee.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table reflects purchases of our equity securities, including in the form of ADRs, by us or our affiliates in 2019 and in 2020 through to the date of this annual report.

Months	Total Number of Shares Purchased	Average Price Paid per Share in R$	Average Price Paid per Share in U.S.$(1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar(1) Value) of Shares that May Yet Be Purchased Under the Plans or Programs
January 2019	—	—	—	—	—
February 2019	—	—	—	—	—
March 2019	—	—	—	—	—
April 2019	—	—	—	—	—
May 2019	—	—	—	—	—
June 2019	—	—	—	—	—
July 2019	—	—	—	—	—
August 2019	—	—	—	—	—

Months	Total Number of Shares Purchased	Average Price Paid per Share in R$	Average Price Paid per Share in U.S.$(1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar(1) Value) of Shares that May Yet Be Purchased Under the Plans or Programs
September 2019	—	—	—	—	—
October 2019	—	—	—	—	—
November 2019	—	—	—	—	—
December 2019	—	—	—	—	—
January 2020	—	—	—	—	—
February 2020	1,114,460	49.25	12.22	1,114,460	—
March 2020	—	—	—	—	—
April 2020	—	—	—	—	—
Total(2)	1,114,460	49.25	12.22	1,114,460	—

(1)	Solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2019 for reais into U.S. dollars of R$4.031 per U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	The repurchase program was approved by our board of directors on February 6, 2020 and covered the period from February 6, 2020 to August 7, 2021. The repurchase program contemplated repurchases of our own shares, including in the form of ADSs, of up to 1,114,460 shares. The repurchase program was discontinued on February 18, 2020 as the Company had by then repurchased all the shares which it was authorized to repurchase under the repurchase program.

Item 16F. Change in Registrant’s Certifying Accountant

KPMG Auditores Independentes was appointed to act as our independent registered public accounting firm to audit our consolidated financial statements for the fiscal years ended December 31, 2019 and 2018 until the filing of this Form 20-F with the SEC. The change in our independent registered public accounting firm was driven by the acquisition of Avon, whose independent public accounting firm was PricewaterhouseCoopers LLP (an affiliate of PricewaterhouseCoopers Auditores Independentes), following which our board of directors decided to appoint a single firm to audit all entities in the consolidated group. On March 30, 2020, our board of directors, as recommended by our audit committee, approved the dismissal of KPMG Auditores Independentes and the appointment of PricewaterhouseCoopers Auditores Independentes to act as our independent public accounting firm for the audit of our financial statements for the year ending December 31, 2020.

KPMG Auditores Independentes’s report on our financial statements for each of the fiscal years ended on December 31, 2019 and 2018 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended December 31, 2019 and 2018 or any subsequent interim period preceding the dismissal, except as described in the following paragraph, we had no disagreements with KPMG Auditores Independentes, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement, if not resolved to the satisfaction of KPMG Auditores Independentes, would have caused KPMG Auditores Independentes to make a reference to the subject matter of the disagreement in connection with its audit reports for such fiscal years.

During the performance of the audit of the fiscal year ended December 31, 2019, KPMG Auditores Independentes had multiple discussions with the Company regarding the Company's proposed accounting treatment for the timing of recognition of bank fees that were contingent upon the closing of the acquisition of Avon. Our management believed that the proposed treatment reflected the substance of the transaction but, based on further research and understanding of the accounting standards, ultimately concurred with KPMG

Auditores Independentes, and an adjustment for the year ended December 31, 2019 was recorded in our consolidated financial statements to defer recognition of these fees until the closing date of the acquisition of Avon. Our audit committee was involved in these discussions with KPMG Auditores Independentes. We have authorized KPMG Auditores Independentes to respond fully to the inquiries of PricewaterhouseCoopers Auditores Independentes concerning the subject matter of the abovementioned disagreement.

During the fiscal years ended December 31, 2019 and 2018, there have been no reportable events as defined under Item 16F(a)(1)(v) of Form 20-F, except for the matter mentioned above.

We have provided KPMG Auditores Independentes with a copy of the foregoing disclosure and have requested that KPMG Auditores Independentes furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of this letter is filed as “Exhibit 16.1 — Letter from KPMG Auditores Independentes to the SEC, dated May 6, 2020 regarding the change in independent registered public accounting firm” to this annual report.

We did not consult with PricewaterhouseCoopers Auditores Independentes during our two most recent fiscal years or any subsequent interim period as to the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements or any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

Item 16G. Corporate Governance

Principal Differences between Brazilian and U.S. Corporate Governance Practices

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as Natura &Co Holding, to comply with various corporate governance practices. In addition, since the listing of the Natura &Co Holding ADSs on the NYSE, Natura &Co Holding is required to comply with the listing rules of the NYSE, or NYSE rules.

NYSE rules include certain accommodations to corporate governance requirements that allow foreign private issuers, such as Natura &Co Holding, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE. Under NYSE rules, Natura &Co Holding is required to:

•	have an audit committee or audit board in accordance with an exemption available to foreign private issuers, as discussed below;

•	provide prompt certification by Natura &Co Holding’s chief executive officer of any material non-compliance with any corporate governance rules; and

•	provide a brief description of the significant differences between Natura &Co Holding’s corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies.

A summary of the significant differences between Natura &Co Holding’s corporate governance practices and those required of U.S. listed companies is included below.

Majority of Independent Directors

NYSE rules require that a majority of the board of a listed company consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Under the B3 listing rules, Natura &Co Holding’s board of directors must be composed of a minimum of two independent directors or a minimum of 20% of Natura &Co Holding’s total directors must be independent, whichever is greater. Additionally, pursuant to the Brazilian Corporation Law and CVM regulations, Natura &Co Holding’s directors are required to meet certain qualification requirements that address their compensation, duties and responsibilities. While Natura &Co Holding’s directors meet the qualification requirements of the Brazilian Corporation Law and CVM regulations, we do not believe that a majority of Natura &Co Holding’s directors would be considered independent under the NYSE rules test for director independence.

Executive Sessions

NYSE rules require that independent directors must meet at regularly scheduled executive sessions. The Brazilian Corporation Law does not have a similar provision, however, the by-laws may provide for such requirement. Under the Natura &Co Holding’s by-laws, all directors shall meet at least four times each year.

Nominating/corporate governance committee and compensation committee

NYSE rules require that listed companies maintain a nominating/corporate governance committee and a compensation committee comprising entirely independent directors and governed by a written charter addressing each committee’s required purpose and detailing its required responsibilities. The responsibilities of the nominating/corporate governance committee include, among other matters, identifying and selecting qualified board member nominees and developing a set of applicable corporate governance principles. The responsibilities of the compensation committee, in turn, include, among other matters, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board compensation of other executive officers, incentive compensation and equity-based compensation plans.

Pursuant to the Brazilian Corporation Law, Natura &Co Holding is not required to maintain a nominating committee, corporate governance committee or a compensation committee. However, Natura &Co Holding currently has a corporate governance committee, responsible for monitoring the operations of Natura &Co Holding’s corporate governance system, the evolution of international best practices in corporate governance and proposing adjustments and enhancements to Natura &Co Holding’s corporate governance system whenever it deems necessary. Natura &Co Holding also has an organization and people committee, responsible for assisting the Board of Directors with respect to human resources strategies, policies and rules, regarding organizational development, planning and personnel development, remuneration and benefits of executive officers, in addition to supporting the board of directors with respect to issues relating to our management system department. Aggregate compensation for Natura &Co Holding’s directors and executive officers is established by Natura &Co Holding’s shareholders at annual shareholders’ meetings. The allocation of aggregate compensation among Natura &Co Holding’s directors and executive officers is determined by Natura &Co Holding’s directors at board of director meetings. The Brazilian Corporation Law and CVM regulations establish rules in relation to certain qualification requirements and restrictions, compensation, duties and responsibilities of a company’s executives and directors. In addition to the foregoing, the Novo Mercado Rules applicable to Natura &Co Holding require that the board of directors of a company discusses and approves certain internal policies, including a compensation policy and a nominating policy.

Audit Committee and Audit Committee Additional Requirements

Under Section 303A.06 of the NYSE listing rules and the requirements of Rule 10A-3 under the Exchange Act, each U.S. listed company is required to have an audit committee consisting entirely of independent members that comply with the requirements of Rule 10A-3. In addition, the audit committee must have a written charter compliant with the requirements of Section 303A.07(b) of the NYSE listing rules, the listed company must have an internal audit function and the listed company must fulfill all other requirements of the NYSE and Rule 10A-3. The SEC has recognized that, for foreign private issuers, local legislation may delegate some of the functions of the audit committee to other advisory bodies. Natura &Co Holding has established a statutory audit committee. Natura &Co Holding’s statutory audit committee meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The statutory audit committee is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority.

Certain Shareholder Approvals

Equity Compensation Plans

NYSE rules provide for limited exceptions to the requirement that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans (which may be approved for an undefined period). In contrast, pursuant to the Brazilian Corporation Law, all stock option plans must be submitted for approval by the holders of Natura &Co Holding’s common shares.

Issuances of Common Shares

NYSE rules require shareholder approval prior to the issuance of common shares, or securities convertible into or exercisable for common shares, if (1) the common shares have, or will have upon issuance, equal or an excess of 20% of the voting power outstanding before the issuance of such common shares; or (2) the number of common shares to be issued is, or will be upon issuance be equal to or in excess of 20% of the number of common shares outstanding before the transaction.

Pursuant to the Brazilian Corporation Law, the by-laws of companies may permit increases in capital stock without amendments to the by-laws. Such a permission may specify (i) the limit of the capital increase in terms of total amount or number of shares, the type and classes of the shares that may be issued; (ii) whether the issuance of new shares is to be approved by the general shareholders’ meeting or the board of directors; (iii) any conditions to which the issuance of new shares may be subject; and (iv) the circumstances under which shareholders are to benefit from preemptive rights to subscribe for shares. In the case of Natura & Co Holding, pursuant to the Natura &Co Holding By-Laws, the board of directors is authorized to approve capital increases involving the issuance of up to 1,315,000,000 common shares. Any capital increase is subject to the applicable disclosure requirements set forth in the regulations issued by the CVM regulation, including but not limited to, the disclosure of a material fact disclosing the capital increase and the publication of the minutes of the relevant corporate body’s meeting which approved the matter.

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. Natura &Co Holding complies with the corporate governance guidelines under applicable Brazilian law and the Novo Mercado Rules. Natura &Co Holding believes the corporate governance guidelines applicable to us under Brazilian law are consistent with the NYSE rules. Natura &Co Holding has adopted and observe policies that deal with the public disclosure of all relevant information and which requires management to disclose all transactions relating to Natura &Co Holding’s securities as per CVM’s regulations and the Novo Mercado Rules.

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control.

The Novo Mercado Rules provide that the listed companies are required to have an audit department whose activities are reported to Natura &Co Holding’s board of directors, and which among other matters, is responsible for assessing the quality and effectiveness of Natura &Co Holding’s risk management processes.

Item 16H. Mine Safety Disclosure

Not applicable.

Part III

Item 17. Financial Statements

We have responded to Item 18 in lieu of this item.

Item 18. Financial Statements

Financial Statements are filed as part of this annual report, starting on page F-1 of this annual report.

Item 19. Exhibits

The following documents are filed as part of this annual report:

Exhibit No.	Exhibit
1.1	Natura &Co Holding By-Laws (incorporated by reference to Item 3 to our current report on Form 6-K furnished to the SEC on May 5, 2020).
2.1†	Agreement and Plan of Mergers dated as of May 22, 2019, by and among Avon Products, Inc., Natura Holding S.A. (currently known as Natura &Co Holding S.A.), Natura Cosméticos S.A., Nectarine Merger Sub I, Inc. and Nectarine Merger Sub II, Inc. (incorporated by reference to Exhibit 2.1 of Registration Statement on Form F-4 filed with the Securities and Exchange Commission on September 24, 2019 (Registration No. 333-233910)).
2.2	Amendment No. 1 dated October 3, 2019 to the Agreement and Plan of Mergers dated as of May 22, 2019 by and among Avon Products, Inc., Natura Cosméticos S.A., Nectarine Merger Sub I, Inc., Nectarine Merger Sub II, Inc. and Natura &Co Holding S.A. (incorporated by reference to Annex B to our proxy statement/prospectus, dated October 4, 2019, filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended, in connection with our Registration Statement on Form F-4 (Registration No. 333-233910), as originally filed on September 24, 2019, and subsequently amended).
2.3	Amendment No. 2 dated November 5, 2019 to the Agreement and Plan of Mergers dated as of May 22, 2019 by and among Avon Products, Inc., Natura Cosméticos S.A., Nectarine Merger Sub I, Inc., Nectarine Merger Sub II, Inc. and Natura &Co Holding S.A. (incorporated by reference to Item 2 to our current report on Form 6-K furnished to the SEC on November 6, 2019).
2.4	Form of Deposit Agreement among Natura &Co Holding S.A., The Bank of New York Mellon, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6 (file no. 333-233972) filed with the SEC on September 27, 2019).
2.5	Description of Securities
3.1†	Natura Founders Voting and Support Agreement (incorporated by reference to Exhibit 10.1 of Registration Statement on Form F-4 filed with the Securities and Exchange Commission on September 24, 2019 (Registration No. 333-233910)).
3.2†	Cerberus Investor Voting and Support Agreement (incorporated by reference to Exhibit 10.2 of Registration Statement on Form F-4 filed with the Securities and Exchange Commission on September 24, 2019 (Registration No. 333-233910)).
3.3	Shareholders’ Agreement dated as of September 4, 2019 between Passos Participações S.A., Antonio Luiz da Cunha Seabra, Guilherme Peirão Leal, Pedro Luiz Barreiros Passos, Fundo de Investimento de Ações Veredas – Investimento no Exterior, Felipe Pedroso Leal, Ricardo Pedroso Leal, Norma Regina Pinotti, Vinicius Pinotti, Fabricius Pinotti, Maria Heli Dalla Colletta de Mattos, Gustavo Dalla Colletta de Mattos, Fabio Dalla Colletta de Mattos, Lucia Helena Rios Seabra and Natura &Co Holding, as an intervening party (incorporated by reference to our current report on Form 6-K furnished to the SEC on October 17, 2019).
8.1	List of subsidiaries (incorporated by reference from note 3.2.a of our audited consolidated financial statements as of December 31, 2019, 2018 and 2017 and for the fiscal years ended December 31, 2019 and 2018).
11.1	English translation of the Code of Conduct of Natura &Co Holding S.A.
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Principal Financial Officer

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Principal Executive Officer
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Principal Financial Officer
15.1	Consent Letter of KPMG Auditores Independentes
16.1	Letter from KPMG Auditores Independentes to the SEC, dated May 6, 2020 regarding the change in independent registered public accounting firm.
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*

† Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K.

*      As permitted by Rule 405(a)(2)(ii) of Regulation S-T, the registrant’s XBRL (eXtensible Business Reporting Language) information will be furnished in an amendment to this Form 20-F that will be filed no more than 30 days after the date hereof. In accordance with Rule 406T(b)(2) of Regulation S-T, such XBRL information will be furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, will be deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise will not be subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Natura &Co Holding S.A.

May 6, 2020

By:	/s/ Roberto de Oliveira Marques
Name:	Roberto de Oliveira Marques
Title:	Principal Executive Officer

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

Index to Consolidated Financial Statements

Audited Consolidated Financial Statements of Natura &Co Holding S.A. as of December 31, 2019 and 2018 and for the Years Ended December 31, 2019, 2018 and 2017
Independent auditor’s report	F-3
Consolidated Balance Sheet as of December 31, 2019 and 2018	F-4
Consolidated Statement of Income for the years ended December 31, 2019, 2018 and 2017	F-5
Consolidated Statement of Other Comprehensive Income for the years ended December 31, 2019, 2018 and 2017	F-6
Consolidated Statement of Changes in Shareholders’ Equity for the years ended December 31, 2019, 2018 and 2017	F-7
Consolidated Statement of Cash Flows for the years ended December 31, 2019, 2018 and 2017	F-8
Notes to the Consolidated Financial Statements	F-9

NATURA &CO HOLDING S.A. Consolidated Financial Statements for the year ended December 31, 2019 and Independent Auditor’s Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Natura &Co Holding S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Natura &Co Holding S.A. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income, other comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 3.28 to the consolidated financial statements, the Company has changed its method of accounting for lease arrangements as of January 1, 2019 due to the adoption of IFRS 16 “Leases”.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2017.

/s/ KPMG Auditores Independentes

São Paulo, SP
May 6, 2020

NATURA &CO HOLDING S.A.

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2019 AND DECEMBER 31, 2018

(All amounts expressed in thousands of Brazilian reais - R$)

ASSETS	Notes	2019	2018

CURRENT ASSETS
Cash and cash equivalents	6	4,513,582	1,215,048
Short-term investments	7	1,025,845	1,215,377
Trade receivables	8	1,685,764	1,691,581
Inventories	9	1,430,550	1,364,672
Recoverable taxes	10	395,640	379,253
Income tax and social contribution		113,478	326,803
Other current assets	13	265,198	263,025
		9,430,057	6,455,759

NON-CURRENT ASSETS
Recoverable taxes	10	409,214	368,640
Income tax and social contribution		334,671	-
Deferred income tax and social contribution	11.a)	374,448	398,400
Judicial deposits	12	337,255	333,577
Derivative financial instruments	4.2	737,378	584,308
Short-term investments	7	7,402	-
Other non-current assets	13	83,836	51,606
Property, plant and equipment	14	1,773,889	2,236,714
Intangible assets	15	5,076,501	4,950,545
Right of use	16	2,619,861	-
		11,754,455	8,923,790

TOTAL ASSETS		21,184,512	15,379,549

LIABILITIES AND SHAREHOLDERS' EQUITY	Notes	2019	2018

CURRENT LIABILITIES
Borrowings, financing and debentures	17	3,354,355	1,113,095
Lease	16	542,088	68,764
Trade payables and reverse factoring	18	1,829,756	1,736,791
Trade payables - related parties	30.1	-	-
Payroll, profit sharing and social security charges		560,376	574,381
Tax liabilities	19	320,890	310,093
Income tax and social contribution		388,238	183,030
Dividends and interest on equity payable	22.b)	95,873	152,979
Derivative financial instruments	4.2	11,806	69,189
Provision for tax, civil and labor risks	20	18,650	20,389
Other current liabilities	21	396,391	338,170
		7,518,423	4,566,881

NON-CURRENT LIABILITIES
Borrowings, financing and debentures	17	7,432,019	6,881,050
Lease	16	1,975,477	377,471
Tax liabilities	19	122,569	165,326
Deferred income tax and social security contribution	11.a)	450,561	431,534
Provision for tax, civil and labor risks	20	201,416	241,418
Other non-current liabilities	21	121,702	141,767
		10,303,744	8,238,566

Total liabilities		17,822,167	12,805,447

SHAREHOLDERS' EQUITY
Capital stock		1,485,436	427,073
Treasury shares	22.c)	-	(19,408)
Capital reserves		999,931	329,330
Retained earnings	22.e)	154,039	1,437,015
Proposed additional dividend		-	-
Losses on capital transaction		(92,066)	(92,066)
Other comprehensive income		815,005	492,158
Total shareholders' equity		3,362,345	2,574,102

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		21,184,512	15,379,549

* The notes are an integral part of the consolidated financial statements

NATURA &CO HOLDING S.A.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(All amounts expressed in thousands of Brazilian reais - R$, except for earnings per share in the period)

	Notes	2019	2018	2017

Net revenue	25	14,444,690	13,397,419	9,852,708
Cost of sales	26	(4,033,454)	(3,782,843)	(2,911,077)

GROSS PROFIT		10,411,236	9,614,576	6,941,631

OPERATING (EXPENSES) INCOME
Selling, Marketing and Logistics expenses	26	(6,395,586)	(5,828,713)	(3,965,019)
Administrative, research and development, technology and other project expenses	26	(2,405,576)	(2,251,341)	(1,535,945)
Impairment losses on trade receivables		(209,515)	(237,884)	(233,714)
Other operating income (expenses), net	29	(49,311)	(39,945)	151,688

OPERATING INCOME BEFORE FINANCIAL RESULT		1,351,248	1,256,693	1,358,641

Financial income	28	1,955,784	2,056,421	604,392
Financial expenses	28	(2,795,874)	(2,639,709)	(991,841)

Taxes on Company formation		(206,592)	-	-

NET INCOME BEFORE INCOME TAX AND
SOCIAL CONTRIBUTION		304,566	673,405	971,192
Income tax and social contribution	11.b)	(149,099)	(125,026)	(300,941)

NET INCOME FOR THE YEAR		155,467	548,379	670,251

EARNINGS PER SHARE -R$
Basic	29.1	0.1796	0.6335	1.5574
Diluted	29.2	0.1779	0.6324	1.5551

* The notes are an integral part of the consolidated financial statements

NATURA &CO HOLDING S.A.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(All amounts expressed in thousands of Brazilian reais - R$)

	Note	2019	2018	2017

NET INCOME FOR THE YEAR		155,467	548,379	670,251
Other comprehensive income:
Itens that may be reclassified subsequently to the statement of income
Currency translation differences	14	244,100	483,212	221,287
Effect of translation of subsidiary in hyperinflationary economy	14	17,666	(19,074)	-
Gain (loss) from cash flow hedge operations	4.2	107,337	(45,202)	13,450
Tax effects on gain (loss) from cash flow hedge operations		(36,768)	15,384	(4,278)
Net other comprehensive income (loss) that may be reclassified subsequently to the statement of income		332,335	434,320	230,459

Itens that will not be reclassified to the statement of income
Remeasurement loss on defined benefit plans	22	(14,374)	(7,030)	(36,379)
Tax effects on actuarial gain (loss)	22	4,887	11,532	-
Net other comprehensive income (loss) that will not be reclassified to the statement of income		(9,487)	4,502	(36,379)

Total other comprehensive income for the year		478,315	987,201	864,331

* The notes are an integral part of the consolidated financial statements

NATURA &CO HOLDING S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(All amounts expressed in thousands of Brazilian reais - R$)

				Capital reserves				Other reserves				Other Comprehensive Income
	Note	Capital stock	Treasury shares	Surplus on issue/sale of shares	Special reserve	Tax incentive reserve	Additional paid-in capital	Legal	Tax incentives	Retained earnings	Appropria-tion of earnings	Currency translation differences	Effect of translation of subsidiary in hyper- inflationary economy	Cash flow hedge operation	Remeasurement gain (loss) on defined benefit plans	Dividends	Reserve for the acquisition of non-controlling interests	Transaction with shareholders	Total shareholders' equity

BALANCE AS OF DECEMBER 31, 2016		427,073	(37,149)	77,923	-	17,378	47,485	18,650	20,957	627,208	-	(123,908)	-	(1,548)	(15,288)	29,670	-	(92,066)	996,385

Profit the year											670,251								670,251
Other compreensive income		-	-	-	-	-	-	-	-	-	-	221,287	-	9,172	(36,379)	-	-	-	194,080

Changes in stock option plans and restricted shares:																			-
Provision for stock option plans and restricted shares							19,136												19,136
Exercise of stock option plans and restricted shares			4,605	(2,335)			(3,866)												(1,596)
2016 Dividends subsequently approved at the annual shareholders meeting																(29,670)			(29,670)
Mandatory minimum dividends											(128,741)								(128,741)
Mandatory minimum interest on capital stock											(85,099)								(85,099)
Retained earnings reserve		-	-	-	-	-	-	-	-	456,411	(456,411)	-	-	-	-	-	-	-	-
																			-
BALANCE AS OF DECEMBER 31, 2017		427,073	(32,544)	75,588	-	17,378	62,755	18,650	20,957	1,083,619	-	97,379	-	7,624	(51,667)	-	-	(92,066)	1,634,746

Net income for the year		-	-	-	-	-	-	-	-	-	548,379				-	-		-	548,379
Other comprehensive income		-	-	-	-	-	-	-	-	-	-	483,212	(19,074)	(29,818)	4,502	-		-	438,822
																			-
Changes in stock option plans and restricted shares:																			-
Provision for stock option plans and restricted shares	27.1	-	-	-	-	-	52,543	-	-	-	-				-	-		-	52,543
Exercise of stock option plans and restricted shares		-	13,136	(3,372)	-	-	(8,697)	-	-	-	-				-	-		-	1,067
Changes in tax incentive reserves		-	-	-	-	(17,378)	-	-	17,378	-	-				-	-		-	-
Mandatory minimum dividends	23.b)	-	-	-	-	-	-	-	-	-	(56,661)				-	-		-	(56,661)
Mandatory minimum interest on capital stock	23.b)	-	-	-	-	-	-	-	-	-	(111,449)				-	-		-	(111,449)
Retained earnings reserve	23.b)	-	-	-	-	-	-	-	-	336,532	(336,532)				-	-		-	-
Tax incentive reserve	23.b)	-	-	-	-	-	-	-	43,737	-	(43,737)				-	-		-	-
Adjustment effect of hyperinflationary economy		-	-	-	-	-	150,513	-	-	(83,858)	-	-	-	-	-	-	-	-	66,655

BALANCE AS OF DECEMBER 31, 2018		427,073	(19,408)	72,216	-	-	257,114	18,650	82,072	1,336,293	-	580,591	(19,074)	(22,194)	(47,165)	-	-	(92,066)	2,574,102

Net income for the year		-	-	-	-	-	-	-	-	-	392,391				-	-		-	392,391
Other comprehensive income		-	-	-	-	-	-	-	-	-	-	244,100	17,666	70,569	(9,487)	-	-	-	322,848

Capital increase	23.a)	52,673	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	52,673
Changes in stock option plans and restricted shares:
Provision for stock option plans and restricted shares	27.1	-	-	-	-	-	104,078	-	-	-	-				-	-		-	104,078
Exercise of stock option plans and restricted shares		-	15,615	16,156	-	-	(34,333)	-	-	-	-				-	-		-	(2,562)
Cancellation of shares - RCA 16.12.19 - Protocol and convention of incorporation		-	3,793	(3,793)	-	-	-	-	-	-	-	-	-	-	-	-		-	-
Mandatory minimum interest on capital stock	23.b)	-	-	-	-	-	-	-	-	-	(110,671)				-	-		-	(110,671)
Retained earnings reserve	23.b)	-	-	-	-	-	-	-	-	206,268	(206,268)				-	-		-	-
Tax incentive reserve	23.b)	-	-	-	-	-	-	-	75,452	-	(75,452)				-	-		-	-
Adjustment effect of hyperinflationary economy		-	-	-	-	-	61,870	-	-	(2,052)	-				-	-		-	59,818
AGE 17.09.2019 - Capitalization of part of the balance of the Profit Reserve account		1,242,165	-	-	-	-	-	-	-	(1,242,165)	-	-	-	-	-	-	-	-	-

BALANCES AT DECEMBER 31, 2019 NATURA COSMÉTICOS S.A.		1,721,911	-	84,579	-	-	388,729	18,650	157,524	298,344	-	824,691	(1,408)	48,375	(56,652)	-	-	(92,066)	3,392,677

Predecessor adjustments (Note 1)		(236,475)	-	708,760	206,592	-	(388,729)	(18,650)	(157,524)	(299,772)	155,467	-	-	-	-	-		-	(30,331)

BALANCES AT DECEMBER 31, 2019 NATURA HOLDING S.A.		1,485,436	-	793,339	206,592	-	-	-	-	(1,428)	155,467	824,691	(1,408)	48,375	(56,652)	-	-	(92,066)	3,362,345

* The notes are an integral part of the consolidated financial statements

NATURA &CO HOLDING S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(All amounts expressed in thousands of Brazilian reais - R$)

	Notes	2019	2018 F4	2017 F4

CASH FLOW FROM OPERATING ACTIVITIES
Net income for the year		155,467	548,379	670,251
Adjustments to reconcile net income to net cash flow:
Depreciation and amortization	16 e 17	1,117,416	589,911	383,352
Interest on investments and securities	26	(78,414)	(129,296)	(164,442)
Provision (reversal of provision) arising from swap and forward derivative contracts		(38,703)	(543,398)	156,130
Provision (reversal of provision) for tax, civil and labor risks	21	(24,509)	40,193	124,790
Inflation adjustment on escrow deposits		(13,352)	(13,780)	(19,307)
Inflation adjustment of contingencies		9,758	4,346	12,655
Income tax and social contribution	11.b)	149,099	125,026	300,941
Taxes on Company formation		206,592	-	-
Result from sale and write-off of property, plan and equipment and intangible assets	15	34,518	24,573	40,624
Interest and exchange variation on finance leases	16	127,398	52,011	47,080
Interest and exchange rate variation on borrowings and financing	17	582,519	1,187,869	333,058
Restatement and exchange rate variation on other assets and liabilities		5,764	(3,535)	20,881
Provision (reversal of provision) for losses from property, plant and equipment and intangible assets	15	3,541	-	19,136
Provision (reversal of provision) for stock option plans and restricted shares		59,232	40,505
Effective losses and provision for losses with trade receivables, net of reversals	8	209,505	237,884	233,714
Provision (reversal of provision) for inventory losses, net	9	147,140	22,743	30,558
Provision (reversal of provision) for post-employment health care plan and carbon credit	22 e 22.a)	19,969	(34,914)	16,606
Effect from hyperinflationary economy		51,659	45,198	-
Other provisions (reversals)		(134,212)	(26,145)	(320,067)

		2,590,386	2,167,570	1,885,960

DECREASE (INCREASE) IN ASSETS
Trade receivables		(212,812)	(415,459)	(496,942)
Inventories		(194,698)	(112,331)	47,962
Recoverable taxes		(6,369)	84,982	(172,136)
Other assets		(56,440)	(67,864)	11,140
INCREASE (DECREASE) IN LIABILITIES
Domestic and foreign trade payables		117,080	158,978	436,996
Payroll, profit sharing and social charges, net		(15,855)	215,412	73,247
Tax liabilities		91,520	(170,098)	(425,292)
Other liabilities		21,204	(52,247)	112,600

Income tax and social contribution paid		(321,262)	(269,966)	(88,209)
Accruals (payments) of judicial deposits		9,674	(364)	2,948
Tax, civil and labor lawsuits paid	21	(27,179)	(36,464)	(17,553)
Settlement of derivative financial instruments		(66,420)	(30,967)	(127,509)
Payment of interest on leases	16	(134,579)	(22,691)	(20,952)
Payment of interest on borrowings, financing and debentures	17	(493,895)	(604,224)	(231,522)
			-
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,300,356	844,267	990,738

CASH FLOW FROM INVESTING ACTIVITIES
Acquisition The Body Shop PLC, net cash obtained		-	-	(3,880,858)
Acquisition of property, plant and equipment and intangible assets	15	(586,395)	(485,016)	(364,372)
Proceeds from sale of property, plant and equipment and intangible assets		22,682	6,641	8,244
Investment in securities		(7,161,530)	(8,483,684)	(7,411,261)
Redemption of securities		7,345,389	9,187,748	6,350,630
Redemption of interest on investments and securities		65,504	163,407	455,226

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES		(314,350)	389,096	(4,842,391)

CASH FLOW FROM FINANCING ACTIVITIES
Payments of lease - principal	16	(497,905)	(46,241)	(45,914)
Payments of loans, financing and debentures – principal	17	(2,643,575)	(6,552,249)	(1,679,371)
New loans, financing and debentures	17	5,346,145	5,015,278	6,391,049
Use of treasury shares to setle exercised stock option		(2,562)	1,067	4,605
Payment of dividends and interest on capital for the previous year	23.b)	(152,938)	(201,652)	(109,409)
Receipts (payments) to settle derivative operations		3,992	32,401	(107,536)
Receipt by exercised stock options	27.1	52,673	-	-
Capital increase	27.1	206,592	-	-

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		2,312,422	(1,751,396)	4,453,423
		-	-
Effect of exchange variation on cash and cash equivalents		106	39,950	(110)
Net (decrease) increase in cash and cash equivalents		3,298,534	(478,083)	601,660
Cash and cash equivalents at the beginning of the year		1,215,048	1,693,131	1,091,470
Cash and cash equivalents at the end of the year		4,513,688	1,215,048	1,693,131

* The notes are an integral part of the consolidated financial statements

NATURA &CO HOLDING S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1.	GENERAL INFORMATION

Natura &CO Holding S.A. (“Natura &Co”), previously Natura Holding S.A., was incorporated on January 21, 2019 under the laws of Brazil. The Company is engaged in holding investments in other entities, as partner or shareholder, in Brazil or abroad, engaged in the cosmetics, fragrances and personal hygiene business, through the development of manufacturing, distribution and sales related products. Natura &Co and its subsidiaries is referred to as the “Company”.

The Company's main brand is "Natura", followed by the English brand "The Body Shop", the Australian brand "Aesop", and starting January 2020 the “Avon” brand (see Note 34). In addition to using the retail market, e-commerce, B2B and franchises as product sales channels, its subsidiaries are engaged in the direct sales channel, through consultants that act as sales representatives of the Natura, The Body Shop and Avon brands.

Natura &Co is a publicly-traded corporation, domiciled in São Paulo, registered in the special trading segment called “Novo Mercado” in the B3 S.A. – Brasil, Bolsa, Balcão (B3), under the ticker “NTCO3.”

In order to effect the acquisition Avon Products, Inc. (“Avon”), which was completed in January 2020 (see Note 34), the Company became the controlling shareholder of Natura Cosméticos S.A. (“Natura”) in December 2019, as a result of a corporate restructuring process that started in May 2019. On January 6, 2020, the Company started to trade its shares on the New York Stock Exchange (“NYSE”), under the ticker “NTCO”.

As further describe in Note 34, in January 2020, the merger transaction with Avon was completed and Avon became a wholly owned subsidiary of the Company. The Company’s current organizational structure is as follows:

a)	Corporate restructuring to acquire control of Avon

On May 22, 2019, the Company announced its intention to merge with Avon, a public company in the United States of America, and signed a share swap agreement (the “Transaction”), with the purpose of creating the world’s fourth largest exclusive beauty group by uniting companies strongly committed to have a positive social impact.

Prior to the completion of the Transaction a corporate restructuring that involved a series of statutory steps (the “Corporate Restructuring”) took place which are escribed below:

Step 1 – Contribution from Founders

On November 13, 2019, the controlling shareholders and founders of Natura (the “Founders”), contributed to the Company the shares of Natura they owned corresponding to approximately 57.3% of Natura’s share capital at an amount of R$1,145,994, of which R$495,393 was recorded as share capital and R$650,601 as paid in capital.

In addition, the Founders made a cash contribution of R$206,592 for the purpose of paying corporate income taxes which payment was trigged by the contribution described above.

Step 2 – Natura’s shares exchange its minority shareholders

On November 13, 2019, an extraordinary shareholders meeting of Natura approved the exchange of all Natura’s remaining shares not held by the Founders to be exchanged for Company’s shares. As a result, Natura became a wholly owned subsidiary of Natura &Co. The exchange was completed on December 17, 2019, for an amount of R$1,101,013, of which R$370,266 was recorded as share capital and R$730,747 as paid in capital. In addition Natura’s shares ceased to be traded in the Brazilian stock exchange.

2.	MANAGEMENT STATEMENT AND BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board” (“IASB”), and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

The Company’s consolidated financial statements are expressed in thousands of Brazilian reais (“R$”), and the amounts expressed in other currencies, whenever necessary, are also disclosed in thousands. The items disclosed in other currencies are duly identified, whenever applicable.

Management confirms that all relevant information in the financial statements, and only them, are being disclosed, and they correspond to those used in the development of its business management activities.

a)	Basis of presentation of Company’s consolidated financial statements – Predecessor method

The Company became Natura’s holding company through the Corporate Restructuring described above. The transaction was recorded at book value since it was a transaction under common control.

Under IFRS there is no specific guidance applicable to business combinations of entities under common control, as IFRS 3, Business Combinations, excludes from its scope business combinations between such entities.

Due to the lack of specific guidance the Company has stablished an accounting policy as required by IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. In doing so, the Company considered guidance of other standards-setting bodies that use a similar conceptual framework to develop accounting standards as well as the accounting practices of entities subject to those standards such as the United States of America and the United Kingdom.

As a result, the Company accounted for the Corporate Restructuring using the predecessor method of accounting, and the consolidated financial statements are presented “as if” Natura is the predecessor of the Company. Under the predecessor method, the historical operations of Natura are deemed to be those of the Company. Thus, these consolidated financial statements reflect:

(i)	the historical operating results and financial position of Natura prior to the Corporate Restructuring;

(ii)	the consolidated results of the Natura &Co and Natura following the Corporate Restructuring;

(iii)	the assets and liabilities of Natura at their historical cost; and

(iv)	Natura &Co’s earnings per share for all periods presented. The number of ordinary shares issued by Natura &Co, as a result of the Corporate Structuring is reflected retroactively to January 1, 2017, for purposes of calculating earnings per share in all prior periods presented;

b)	Reconciliation of the Company and Natura’s shareholders’ equity as of December 31, 2019

	Company	Natura	Predecessor adjustments
Capital stock (a)	1,485,435	1,721,911	(236,476)
Surplus on issue/sale of shares (b)	793,339	84,579	708,760
Special reserve (a)	206,592	-	206,592
Additional paid-in capital (b)	-	388,729	(388,729)
Profit reserves - Legal (b)	-	18,650	(18,650)
Profit reserves – Tax incentives (b)	-	157,524	(157,524)
Profit reserve - retention (c)	(1,428)	298,344	(299,772)
Accumulated losses (c)	155,467	-	155,467

(a)	The acts for the Company formation acts resulted in a Share Capital of R$ 1,485,435 and a statutory reserve, called special reserve, of R$ 206,592. Considering that capital contributed by the controlling shareholders was measured based on the Natura’s equity on November 13, 2019, and later, by the other shareholders, on December 17, 2019, the mathematical calculation showed a difference of R$ 236,476 to adjust the Capital in December 31, 2019, reflected in the corresponding large social groups on December 31, 2019.

(b)	The balance of other comprehensive income reflects Natura figures, since there are recyclable items for the statement of income in the future, when applicable. The remaining Additional Paid-in Capital reserve, Legal Profit reserve and Tax Incentives are not applicable in the Company, so they were adjusted and added to the initial capital contribution balance. The adjustment of R$ 708,760 recorded in the “Surplus on issue/sale of shares” corresponds to the mathematical calculation to reflect this movement.

(c)	Accumulated losses – represents the Company results of operations during the year ended December 31, 2019.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

3.1	Basis of preparation

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historical cost convention, except when otherwise indicated. The summary of significant accounting policies used in the preparation of these consolidated financial statements is set out in this note. The preparation of the financial statements requires the use of estimates and assumptions which may affect the application of accounting policies and reported amounts of assets, liabilities, revenues and expenses. Although management periodically reviews these assumptions and judgments, the actual results could differ from these estimates. For further information on accounting estimates see Note 3.

The significant accounting polices applied in the preparation of the consolidated financial statements are described below. These policies have been consistently applied in the previous years, except for the items mentioned in Note 3.28 related to the application of IFRS 16 – Lease Operations and IFRIC 23 – Uncertainty over Income Tax Treatments.

3.2	Consolidation

a) Basis of consolidation

The consolidated financial statements include the financial information of the Company and the entities it controls (subsidiaries). Control is achieved when the Company: i) has power over the investee; ii) is exposed, or has rights, to variable returns from involvement with the investee; and iii) has the ability to use its power to affect its returns. Subsidiaries are consolidated from the date on which control is obtained until the date that such control no longer exists, by using accounting policies consistent with those adopted by Natura &Co. The Company holds interests only in subsidiaries.

The consolidation procedures involve combining assets, liabilities, income and expenses, according to their function and eliminating all intracompany balances and transactions, including unrealized profits arising from intracompany transactions.

Under the equity method of accounting, the share attributable to the Company of the profit or loss for the period of such investments is accounted for in the statement of income, in line item “Equity in subsidiaries”. All intragroup balances, revenues, expenses and unrealized gains and losses arising from intragroup transactions are completely eliminated. The other comprehensive income of subsidiaries is recorded directly in the Company’s shareholders’ equity, in line item “Other comprehensive income”.

Below is the list of Company’s subsidiaries on December 31, 2019,2018 and 2017:

	Interest in capital - %
	2019	2018	2017
Direct Interest:
Natura Cosméticos S.A.	100.00	-	-
Nectarine Merger Sub I, Inc. – United States	100.00	-	-

Via Nectarine Merger Sub I, Inc.
Nectarine Merger Sub II, Inc. – United States	100.00	-	-

Indirect Interest:
Indústria e Comércio de Cosméticos Natura Ltda. – Brazil	99.99	99.99	99.99
Natura Comercial Ltda. – Brazil	99.99	99.99	99.99
Natura Biosphera Franqueadora Ltda. – Brazil	99.99	99.99	99.99
Natura Cosméticos S.A. – Chile	99.99	99.99	99.99
Natura Cosméticos C.A. – Venezuela	99.99	99.99	99.99
Natura Cosméticos S.A. – Peru	99.99	99.99	99.99
Natura Cosméticos S.A. – Argentina	99.99	99.99	99.99
Natura Inovação e Tecnologia de Produtos Ltda - Brazil	-	-	99.99
Natura Cosméticos y Servicios de México, S.A. de C.V.	99.99	99.99	99.99
Natura Cosméticos de México, S.A. de C.V.	99.99	99.99	99.99
Natura Distribuidora de México, S.A. de C.V.	99.99	99.99	99.99
Natura Cosméticos Ltda. – Colombia	99.99	99.99	99.99
Natura Cosméticos España S.L. – Spain	100.00	100.00	100.00
Natura (Brasil) International B.V. – Netherlands	100.00	100.00	100.00
Natura Brazil Pty Ltd. – Australia	100.00	100.00	100.00
Natura Cosmetics Asia Pacific Pte. Ltd. - Singapore	100.00	-	-
Fundo de Investimento Essencial - Brazil	100.00	100.00	100.00

Via Indústria e Comércio de Cosméticos Natura Ltda.:
Natura Logística e Serviços Ltda. - Brazil	99.99	99.99	99.99

Via Natura (Brazil) International B.V. - Netherlands:
Natura Europa SAS – France	100.00	100.00	100.00
Natura Brasil Inc. - USA - Delaware	100.00	100.00	100.00
The Body Shop International Limited – United Kingdom	100.00	100.00	100.00

Via Brasil Inc. - USA - Delaware
Natura International Inc. - USA – New York	100.00	100.00	100.00

Via The Body Shop International Limited
G A Holdings (Guernsey) Limited - United Kingdom	100.00	100.00	100.00
G A Holdings (1979) Limited - United Kingdom	100.00	100.00	100.00
The Body Shop Worldwide Limited - United Kingdom	100.00	100.00	100.00
The Body Shop Global Travel Retail Limited - United Kingdom	100.00	100.00	100.00
The Millennium Luxembourg Sarl Administration Company Limited- United Kingdom	-	100.00	100.00
The Body Shop Queensile Limited - United Kingdom	-	-	100.00
The Body Shop Beteiligungs-Gmbh – Germany	100.00	100.00	100.00
The Body Shop Gmbh - Austria	100.00	100.00	100.00
The Body Shop Benelux B.V. – Netherlands	100.00	100.00	100.00
The Body Shop Service B.V. – Netherlands	100.00	100.00	100.00
The Body Shop Svenska Ab – Sweden	100.00	100.00	100.00
The Body Shop Luxembourg Sarl – Luxemburg	100.00	100.00	100.00
The Body Shop Monaco Sarl	100.00	100.00	100.00

The Body Shop Cosmetics Ireland Limited	100.00	-	-
The Body Shop S.A.U – Spain	100.00	100.00	100.00
The Body Shop Portugal, S.A.	100.00	100.00	100.00
The Body Shop (Singapore) Pte Limited - Singapore	100.00	100.00	100.00
The Body Shop International (Asia Pacific) Pte Limited	100.00	100.00	100.00
The Body Shop (Malaysia) Sdn.Bhd – Malaysia	100.00	100.00	100.00
The Body Shop Hong Kong Limited - Hong Kong	100.00	100.00	100.00
The Body Shop Australia Limited - Australia	100.00	100.00	100.00
Skin & Hair Care Preparations Inc	-	-	100.00
Buth-Na-Bodhaige Inc.	100.00	100.00	100.00
Bsi Usa Inc - USA	-	-	100.00
The Body Shop Canada Limited - Canada	100.00	100.00	99.99
The Body Shop Brasil Indústria E Comércio De Cosméticos Ltda.	99.99	99.99	99.99
The Body Shop Brasil Franquias Ltda. - Brazil	99.99	99.99	99.99
The Body Shop Chile – Chile	99.99	99.99	99.99

Via The Body Shop Worldwide Limited
The Body Shop (France) Sarl	100.00	100.00	100.00
B.S. Danmark A/S – Denmark	100.00	100.00	100.00

Via The Body Shop Beteiligungs GmbH - Germany
The Body Shop Germany GmbH	100.00	100.00	100.00

Via The Body Shop Benelux B.V. - Netherlands
The Body Shop Belgium B.V (Netherlands Return) – Netherlands	100.00	99.99	99.99
The Body Shop Belgium B.V (Belgium Branch) – Netherlands	-	99.99	99.99

Via The Body Shop Hong Kong Limited - Hong Kong
Mighty Ocean Company Limited - Hong Kong	100.00	100.00	100.00

Via Mighty Ocean Company Limited - Hong Kong
Hsb Hair, Skin And Bath Products Company Limited - Macau	100.00	100.00	100.00

Via Buth-Na-Bodhaige Inc.
Aramara S. De R.L. De C.V. – Mexico	100.00	100.00	100.00
Cimarrones S.A. De C.V. – Mexico	99.99	99.99	99.99
TBS Air I, LLC – USA	-	74.00	74.00
TBS Air II, LLC – USA	-	85.00	85.00
TBS Air III, LLC - USA	70.00	70.00	70.00

Via Natura Brazil Pty Ltd.:
Natura Cosmetics Australia Pty Ltd. - Australia	100.00	100.00	100.00

Via Natura Cosmetics Australia Pty Ltd. - Australia:
Emeis Holdings Pty Ltd – Australia	100.00	100.00	100.00

Via Emeis Holdings Pty Ltd – Australia
Emeis Cosmetics Pty Ltd – Australia	100.00	100.00	100.00
Emeis Trading Pty Ltd – Australia	100.00	100.00	100.00
Aesop Retail Pty Ltd – Australia	100.00	100.00	100.00
Aesop Japan Kabushiki Kaisha - Japan	100.00	100.00	100.00
Aesop Singapore Pte. Ltd. - Singapore	100.00	100.00	100.00
Aesop Hong Kong Limited - Hong Kong	100.00	100.00	100.00
Aesop USA, Inc. - USA	100.00	100.00	100.00
Aesop UK Limited - United Kingdom	100.00	100.00	100.00
Aesop New Zeland Limited - New Zeland	100.00	100.00	100.00
Aesop Brasil Comercio de Cosmeticos Ltda. - Brazil	99.99	99.99	99.99
Aesop Foundation Limited - Australia	100.00	100.00	100.00

Via Emeis Cosmetics Pty Ltd – Australia
Emeis Cosmetics Pty Ltd (Korea Branch)	100.00	100.00	100.00

Via Aesop Hong Kong Limited - Hong Kong
Aesop Macau Sociedade Unipessoal Limitada (Macau)	100.00	100.00	100.00

Via Aesop Singapore Pte. Ltd. - Singapore
Aesop Taiwan Cosmetics Company Limited - Taiwan	100.00	100.00	100.00
Aesop Malaysia Sdn. Bhd. - Malaysia	100.00	100.00	100.00
Aesop Korea Yuhan Hoesa – Korea	100.00	100.00	100.00

Via Aesop USA, Inc. – USA
Aesop Canada, Inc. – Canada	100.00	99.00	99.00

Via Aesop UK Limited - United Kingdom
Aesop Switzerland AG – Switzerland	100.00	100.00	99.99
Aesop Germany GmbH - Germany	100.00	100.00	99.99
Aesop Sweden AB - Sweden	100.00	100.00	99.99
Aesop Norway AS - Norway	100.00	100.00	99.99
Aesop Italy SARL - Italy	100.00	100.00	99.99
Aesop Denmark ApS - Denmark	100.00	100.00	99.99
Aesop Austria GmbH - Austria	100.00	100.00	-
Aesop Belgium - Belgium	100.00	100.00	-
and Aesop France SARL - France	100.00	100.00	99.99
Aesop Netherlands B.V (Netherlands)	100.00	-	-

The consolidated financial statements have been prepared based on the financial statements as of the same date and consistent with the Company’ accounting practices. Investments in subsidiaries arising from intercompany operations have been eliminated proportionately to the investor’s interests in the subsidiaries’ shareholders’ equity and net income or loss, intergroup balances and transactions and unrealized profits, net of taxes.

The operations of the direct and indirect subsidiaries are as follows:

➢	Natura Cosméticos S.A.: it is a publicly-traded corporation, established under the laws of the Federative Republic of Brazil on June 6, 1993, for an indefinite term. Founded in 1969 in São Paulo, Brazil, it is one of the world’s ten largest direct selling companies. Under the Natura brand, most products are made of materials from natural sources, developed with ingredients extracted from Brazil’s biodiversity and mainly distributed through direct selling by independent Natura consultants. It also sells through e-commerce and an expanded own store chain, composed of 43 stores in Brazil and 9 stores abroad (in the USA, France, Argentina and Chile), 256 franchise stores, as well as presence in approximately 3,500 drugstores on June 30, 2019.

➢	Indústria e Comércio de Cosméticos Natura Ltda.: engaged primarily in the production and sale of Natura products to Natura Cosméticos S.A. - Brazil, Natura Cosméticos S.A. - Chile, Natura Cosméticos S.A. - Peru, Natura Cosméticos S.A. - Argentina, Natura Cosméticos Ltda. - Colombia, Natura Europa SAS - France, and Natura Cosméticos de Mexico S.A. de C.V and Natura International Inc. - USA.

➢	Natura Comercial Ltda.: engaged in the retail sale of cosmetics, fragrances in general and toiletries, through sales in the retail market.

➢	Natura Biosphera Franqueadora Ltda. (previously Natura Cosmetics and Services Ltda.): engaged in trading, including by electronic means, of products from Natura brand.

➢	Natura Cosméticos S.A. - Chile, Natura Cosméticos S.A. - Peru, Natura Cosméticos S.A. - Argentina, Natura Cosméticos Ltda. - Colombia and Natura Distribuidora de Mexico, S.A. de C.V.: their activities are an extension of the activities conducted by the parent company Natura Cosméticos S.A. - Brazil.

➢	Natura Cosmetics Asia Pacific Pte. Ltd – Singapore: company established in 2019, not operational yet.

➢	Natura Cosméticos CA. - Venezuela: the company is in the process of closing and there are no material investments, transactions or balances in its accounting records.

➢	Natura Inovação e Tecnologia de Produtos Ltda.: engaged in product and technology development and market research. Merged with the Company and lawfully terminated on November 1, 2018, with its operations, rights and obligations taken over by the Company.

➢	Natura Cosméticos y Servicios de Mexico, S.A. de C.V.: engaged in the provision of administrative and logistics services to companies Natura Cosméticos de Mexico, S.A. de C.V. e Natura Distribuidora de Mexico, S.A. de C.V.

➢	Natura Cosméticos de Mexico, S.A. de C.V.: engaged in the import and sale of cosmetics, fragrances in general, and hygiene products to Natura Distribuidora de Mexico, S.A. de C.V.

➢	Natura Cosméticos España S.L.: activities are suspended. In case activity is resumed, it will carry out the same activities as the Company.

➢	Natura (Brazil) International B.V - Netherlands: holding of Natura Europe SAS – France, Natura Brazil Inc., Natura International Inc. and The Body Shop International Limited.

➢	Natura Logística e Serviços Ltda.: engaged in picking, packing and mailing services, logistics consulting, human resources management and human resources training.

➢	Natura Brasil Inc.: holding company of Natura International Inc.

➢	Natura International Inc - USA: engaged in capturing trends in design, fashion and technology, transforming them into ideas, concepts and prototypes.

➢	Natura Europa SAS - France: engaged primarily in the purchase, sale, import, export and distribution of cosmetics, fragrances, and toiletries

➢	Natura Brazil Pty Ltd – holding of Natura Cosmetics Australia Pty Ltd operations.

➢	Natura Cosmetics Australia Pty Ltd – holding of Emeis Holdings Pty Ltd.

➢	Emeis Holdings Pty Ltda and its subsidiaries: engaged primarily in the manufacture and marketing of premium cosmetics, operating under the brand “Aesop,” with products sold in retail stores and own stores. During 2019, the subsidiary “Aesop Netherlands B.V (Netherlands)” was incorporated.

➢	The Body Shop International Limited and its subsidiaries: engaged primarily in the development, distribution and sale of cosmetics under the brand “The Body Shop,” with products sold through a chain of own stores, e-commerce, direct selling and franchises. During 2019, the subsidiary “The Body Shop Cosmetics Ireland Limited” was incorporated. In the same period, the following subsidiaries were closed: The Millennium Luxembourg Sarl Administration Company Limited-United Kingdom; The Body Shop Belgium B.V (Belgium Branch) – Netherlands; TBS Air I, LLC – USA; TBS Air II, LLC – USA.

➢	Fundo de Investimento Essencial: refers to the private-credit fixed-income funds.

b)	Business combinations

Business combinations with unrelated third parties are accounted for by applying the acquisition method when control is transferred to the Company. The consideration transferred is in general measured at fair value, as well as the identifiable net assets acquired. Any goodwill arising from the transaction is tested annually for impairment. Goodwill is measured as the excess of the aggregate amount of: (i) the consideration transferred; (ii) the amount of any non-controlling interest in the acquiree; and (iii) in a business combination achieved in stages, the fair value of the acquirer’s previously held equity interest in the acquiree at the acquisition-date; over the net of the amounts of the identifiable assets acquired and the liabilities assumed. When this aggregate amount is lower than the net of the amounts of the identifiable assets acquired and the liabilities assumed, a gain on a bargain purchase is recognized in the statement of income. Gains from a bargain purchase are recognized immediately in the statement of income. Acquisition-related costs are recorded in the statement of income. Gains from a bargain purchase are recognized immediately in profit or loss. Acquisition-related costs are recorded in profit or loss as incurred, except for costs related to the issue of debt or equity instruments.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in the statement of income for the year.

In a business combination involving entities or business under common control, in which all of the combining entities or business are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory, the Company applies the predecessor accounting method (Note 2a).

c)	Ownership interest of non-controlling shareholders

The Company opted to measure any ownership interest of non-controlling shareholders initially by the proportionate interest held in the identifiable net assets of the acquired entity on the acquisition date.

Changes in the Company’s interest in a subsidiary that do not result in loss of control are recorded as “transactions with shareholders” in the statement of changes in shareholders’ equity.

3.3	Foreign currency translation

Functional currency

Items included in the financial statements of the Company and each of its subsidiaries included in the consolidated financial statements are measured using the currency of the main economic environment in which the companies operate (“functional currency”).

3.3.1	Transactions and balances using currency that differ from the functional currency

Foreign-denominated transactions are remeasured into the Company’ functional currency – Brazilian reais (R$) - at the exchange rates prevailing on the dates of the transactions. Balance sheet accounts are remeasured at the exchange rates prevailing at the end of the reporting period. Foreign exchange gains and losses arising on the settlement of such transactions and the remeasured of monetary assets and monetary liabilities denominated in foreign currency are recognized in profit or loss, in line items “Financial income” and “Financial expenses”.

The financial statements are presented in Brazilian reais (R$), which corresponds to the Company’s reporting currency.

In the preparation of the consolidated financial statements, the statements of income and of cash flows and all changes in assets and liabilities of foreign subsidiaries, whose functional currency is not Brazilian reais (R$), are translated into Brazilian real at the average monthly exchange rate nearest to the effective exchange rate on the date of the corresponding transactions. The balance sheet is translated into Brazilian real at the exchange rates at the reporting date. This translation calculation is different for Natura Cosméticos S.A. – Argentina, which became a hyperinflationary economy as of July 1, 2018 (Note 3.2.1.a) in which the balance sheet is translated into Brazilian real at the exchange rates at the date of the year reporting period.

The effects from variations in the exchange rate arising from these translations are stated under “Other comprehensive income” in the statements of comprehensive income and in shareholders’ equity.

a)	Hyperinflationary economy

Starting from July 2018, Argentina has been considered a hyperinflationary economy. As per IAS 29 – Financial Reporting in Hyperinflationary Economies, the non-monetary assets and liabilities, equity items and the statement of income of the subsidiary Natura Cosmetics S.A. – Argentina (“Natura Argentina”), whose functional currency is the Argentinean peso, are being adjusted so that the figures are reported in the monetary measurement unit at the end of the reporting period. This unit, considers the effects measured by the Consumer Price Index (“IPC”) in Argentina starting January 1, 2017 and Argentina’s Domestic Retail Price Index (“IPIM”) up to December 31, 2016. Consequently, as required by IAS 29, the operating results of the subsidiary Natura Argentina must be disclosed as highly inflationary starting from July 1, 2018 (start of the period in which a hyperinflationary scenario was identified).

Non-monetary assets and liabilities booked at historical cost and equity items of Natura Argentina were adjusted for inflation based on the aforementioned indices. The effects of hyperinflation resulting from changes in the overall purchasing power (i) were presented in equity up to December 31, 2017; and (ii) are presented in the statement of income starting January 1, 2018. The statement of income is adjusted at the end of each reporting period based on the variation in the CPI. The net effect of inflation adjustment in 2019 on (i) non-monetary assets and liabilities; (ii) items in the statement of changes in shareholders’ equity; and (iii) statement of income was presented in a specific account for hyperinflation in the financial result (see note 27).

The following procedures were performed to translate the balances to the reporting currency:

➢	the amounts related to assets, liabilities and equity items were translated at the exchange rate on the reporting date (0.06732 Argentinean peso for each Brazilian real in December 2019); and

➢	revenues and expenses in the period were translated at the exchange rate on the reporting date (0.06732 Argentinean peso for each Brazilian real in December 2019), instead of the average exchange rate of the period, which is used to translate currencies in non-hyperinflationary economies;

➢	the statement of income for 2017 and the first and second quarters of 2018 and the respective balance sheets of Natura Argentina were not restated. When translating to a currency of a non-hyperinflationary economy, comparison amounts must be those that would have been presented as amounts for the current year in the financial statements of the previous year (that is, not adjusted for subsequent changes in prices or exchange rates).

Cumulative inflation, as measured by the IPC index, for the fiscal year ended December 31, 2019 was 54.5% (47.99% at December 31, 2018).

In the fiscal year ended December 31, 2019, the application of IAS 29 resulted in: (i) a negative impact on the financial result of R$13,947 (R$25,066 at December 31, 2018); and (ii) a negative impact on net income for the year of R$68,940 (R$64,271 at December 31, 2018).

The translation of statement of income at the exchange rate on the reporting date, instead of average monthly exchange rate of the year, resulted in a positive impact on other comprehensive income for the fiscal year ended December 31, 2019 of R$17,666 (R$19,074 on December 31, 2018).

3.4	Cash and cash equivalents

Cash and cash equivalents are held for the purpose of meeting short term commitments, rather than for investment or other purposes. Cash and cash equivalents include cash, bank deposits and short-term investments that are redeemable within up to 90 days of the investment date. They are usually highly liquid or convertible to a known cash amount and subject to immaterial change in value, and are recorded at cost plus income earned through the end of the reporting period and do not exceed their fair or realizable values. The instruments that are not eligible for the cash and cash equivalents classification, due to its liquidity, maturity or even its risk of changing in value, are classified as short-term investments.

3.5	Financial Instruments

The Company adopted IFRS 9 – Financial Instruments in replacement to IAS 39 – Financial Instruments: Recognition and Measurement on January 1, 2018. The changes made in the Company’s accounting policies are described below, as well as their impacts on the financial statements.

3.5.1	Accounting practice in effect until December 31, 2017:

a)	Classification

Classification depends on the purpose for which the financial assets and financial liabilities were acquired or contracted and is determined on the initial recognition of the financial instruments.

➢	Financial assets held by the Company are classified into the following categories:

Financial assets measured at fair value through profit or loss

A financial asset is classified as measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Transaction costs are recognized in the statement of income as incurred. These assets are measured at fair value and changes in fair value, including gains from interest and dividends, are recognized in the statement of income for the fiscal year.

This category includes derivative financial instruments, quotas of investment funds and securities. The balances of outstanding derivative instruments are measured at their fair values at the end of the reporting period and classified in current assets or current liabilities, and changes in fair value are recorded in “Financial income” or “Financial expenses”, respectively.

Loans and receivables

Includes non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are recorded in current assets, except for maturities greater than 12 months after the end of the reporting period, when applicable, which are classified as non-current assets. Subsequent to initial measurement, these financial assets are accounted for at amortized cost, using the effective interest method (effective interest rate), less impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and fees or costs incurred.

➢	Financial liabilities held by the Company are classified into the following categories:

Financial liabilities at fair value through profit or loss

They are classified as fair value through profit or loss when the financial liability is either held for trading or it is designated at fair value through profit or loss.

Other financial liabilities

They are measured at amortized cost using the effective interest rate method. As of December 31, 2019, and 2018 other financial liabilities comprise borrowings, financing and debentures (note 17) and trade payables and reverse factoring operations.

b)	Measurement

Regular purchases and sales of financial assets are recognized on the transaction date, i.e., on the date the Company agrees to buy or sell the asset.

Financial assets at fair value through profit or loss are initially recognized at their fair value and transaction costs are recognized in the statement of income. Gains or losses resulting from changes in the fair value of financial assets at fair value through profit or loss are recognized in the statement of income, in “Finance income” or “Finance costs”, respectively, for the period in which they occur.

Loans and receivables and financial assets held to maturity are measured at amortized cost. The methodology used involves calculating the amortized cost of a debt instrument and allocating its interest income over the corresponding period. The effective interest rate discounts estimated future cash receipts (including all costs that are an integral part of the effective interest rate, transaction costs and other premiums or deductions) over the estimated life of the instrument. Revenue is recognized based on effective interest for debt instruments not characterized as financial assets at fair value through profit or loss.

3.5.2	Accounting practice effective from January 1, 2018:

a)	Classification of financial assets

IFRS 9 contains an approach to classify and measure financial assets with the three main classification categories: measured at amortized cost, at fair value through other comprehensive income (“FVOCI”) and at fair value through profit or loss (“FVPL”). The standard eliminates the following existing categories under IAS 39: held to maturity, held for trading, borrowings and receivables, and available for sale.

The classification of financial assets at initial recognition depends on the characteristics of the contractual cash flows of the financial asset and Company’s business model for the management of these financial assets. Except for trade receivables that do not contain a significant financing component or to which the Company has been applied the practical expedient, the Company initially measures a financial asset at its fair value plus transaction costs, in the case of financial asset not measured at fair value through profit or loss.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated for measurement at fair value through profit or loss:

➢	It is held within a business model whose objective is to hold financial assets to receive contractual cash flows; and

➢	its contractual terms generate, on specific dates, cash flows that are relative only to the payment of principal and interest on the outstanding principal amount.

A financial asset is measured at fair value through other comprehensive income if it meets the following condition and is not designated for measurement at fair value through profit or loss:

➢	its contractual terms generate, on specific dates, cash flows that are not only the payment of principal and interest on the outstanding principal amount.

All financial assets not classified as measured at their amortized cost or at fair value through other comprehensive income are classified as at fair value through profit or loss.

Assessment of the business model

The Company evaluates the objective of the business model in which the financial asset is maintained in the portfolio, because it reflects the best way in which the business is managed, and information is provided to the Management. The information considered includes:

➢	the policies and objectives determined for the portfolio and how these policies actually work. These include the issue of knowing whether Management strategy focuses on obtaining contractual interest income, maintaining a certain interest rate profile, the correspondence between the duration of financial assets and the duration of the corresponding liabilities or expected cash disbursements, or realizations of the cash flows through the sale of assets;

➢	how the performance of the portfolio is assessed and reported to the Management of the Company;

➢	the risks that affect the performance of the business model (and the financial asset maintained in that business model) and how those risks are managed;

➢	how business managers are remunerated – for example, if the remuneration is based on the fair value of the assets managed or on the contractual cash flows obtained; and

➢	the frequency, volume and time of sale of financial assets in previous years, the reasons for such sale and their expectations of future sales.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not deemed sales, consistent with the continuous recognition of the Company’s assets.

Financial assets held for trading or managed with performance assessed based on their fair value are measured at fair value through profit or loss.

Assessment of whether contractual cash flows are only payments of principal and interest

To assess contractual cash flows, the “principal” is defined as the fair value of the financial asset upon initial recognition. “Interest” is defined as consideration for the value of money in time and for the credit risk associated with the principal outstanding over a certain period of time and for other risks and basic costs of loans (for example, liquidity risk and administrative costs), as well as profit margin.

The Company considers the contractual terms of the instrument to assess whether the contractual cash flows are only payments of principal and interest. This includes an assessment of whether the financial asset contains a contractual term that could change the moment or amount of contractual cash flows in such a way that it would not meet this condition. When conducting such assessment, the Company takes into account:

➢	contingent events that change the amount or timing of the cash flows;

➢	terms that could adjust the contractual rate, including variable rates;

➢	the prepayment and extension of terms; and

➢	terms that limit the access of the Company to cash flows from specific assets (for example, based on the performance of an asset).

The purchases or sales of financial assets requiring the delivery of assets within certain period established by regulation or market convention (regular negotiations) are recognized on the negotiation date, that is, the date in which the Company commits to purchase or sell the asset.

i)	Subsequent measurement

For the purposes of subsequent measurement, financial assets are classified into four categories:

➢	Financial assets at amortized cost (debt instrument);

➢	Financial assets at fair value through other comprehensive income with reclassification of accumulated gains and losses (debt instruments);

➢	Financial assets at fair value through other comprehensive income, without reclassification of accumulated gains and losses upon their derecognition (equity instruments); and

➢	Financial assets at fair value through profit or loss.

Financial assets at amortized cost (debt instruments)

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment loss. Gains or losses are recognized in profit or loss when the asset is written off, modified or presents impairment loss.

Financial assets at fair value through other comprehensive income (debt instruments)

For debt instruments at fair value through other comprehensive income, the interest revenue, exchange revaluation and losses or reversals of impairment loss are recognized in the statement of income and calculated at the same manner for financial assets measured at amortized cost. The remaining changes in fair value are recognized in other comprehensive income. Upon the derecognition, the accrued fair value change recognized in other comprehensive income is reclassified to profit or loss.

Financial assets at fair value through other comprehensive income (financial instruments)

Upon initial recognition, the Company may opt irrevocably to classify its equity instruments at fair value through other comprehensive income when they meet the definition of equity under IAS 32 – Financial instruments: Presentation and are not held for trading. The classification is determined by considering each instrument specifically. Gains and losses on these financial assets are never classified to profit or loss. Dividends are recognized with other revenues in the statement of income when the right to the payment is established, except when the Company benefits from these payments as recovery of part of the cost of the financial asset, if these gains are registered in other comprehensive income. Equity instruments at fair value through other comprehensive income are not subject to impairment test.

Financial assets at fair value through profit or loss.

Financial assets at fair value through profit or loss are presented in the statement of financial position through fair value, with net variations of fair value recognized in the statement of income. This category includes derivative instruments and listed equity investments, which the Company has not classified irrevocably at fair value through other comprehensive income. Dividends on listed equity investments are recognized as other revenue in the statement of income when the right to the payment is established.

ii)	Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount is presented in the balance sheet when there is a legally enforceable right to set off recognized amounts and the intent to either settle them on a net basis, or to recognize the asset and settle the liability simultaneously.

iii)	Derecognition (write-off) of financial instruments

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when the rights to receive cash flows from the asset have expired; the Company transfers its rights or risk to receive cash flows of the asset or has assumed an obligation to pay the full amount of received cash flows, without significant delay to a third party under an on-lending agreement, and (i) the Company transfers substantially all risks and benefits of the asset, or (ii) the Company neither transferred nor retained substantially all risks and benefits of the asset, but transferred the control of asset.

When the Company transfer its rights to receive cash flows of an asset or execute an on-lending agreement, it evaluates if, and at which extent, it retained the risks and benefits of ownership. When the Company neither transfers or retains substantially all risks and benefits of the asset, nor transferred the control over the asset, the Company continues to recognize the asset transferred to the extent of its continued involvement. In this case, the Company also recognizes an associated liability. The asset transferred is measured at the lowest between: (i) the value of the asset; and (ii) the maximum amount of consideration received that the entity may be obliged to refund (guarantee amount).

The Company derecognizes a financial liability when its contractual obligation is withdrawn, canceled or expires.

3.5.3	Derivative instruments

Derivative instruments transactions contracted by the Group consist of swaps and non-deliverable forwards (NDF’s) intended exclusively to hedge against the foreign exchange risks related to balance sheet positions, acquisitions of inputs and property, plant and equipment, projected exports and projected foreign-denominated cash outflows for capital increases in foreign subsidiaries.

They are measured at fair value, and changes in fair value are recognized through profit or loss, except when they are designated as cash flow hedges, to which changes in fair value are recorded in “Other comprehensive income” within shareholders’ equity.

The fair value of derivative instruments is measured by the treasury departments of the Group based on information on each contracted transaction and related market inputs at the end of the reporting period, such as interest rates and exchange coupon.

Hedge accounting

After Management’s evaluation, the Company concluded that all existing hedge relationships are currently designated in effective hedge relationships and still qualify for hedge accounting under IFRS 9, because the new standard did not change the general principles of how an entity accounts for effective hedges.

When an entity applies IFRS 9 for the first time, it can determine whether its accounting policy will continue to apply the hedge accounting requirements of IAS 39 instead of the requirements of chapter 6 of IFRS 9.

Given the results of the analyses and the decision to not adopt IFRS 9 specifically for hedge accounting, the Company maintains its current accounting practices based on IAS 39, as mentioned in Note 3.4 above, being affected only by the new disclosure requirements starting January 1, 2018, as presented in Note 5.2.

Cash Flow hedge

Consists in providing hedge against variation in cash flows attributable to a specific risk related to a known asset or liability or a highly probable forecast transaction and that may affect profit or loss.

The effective portion of changes in fair value of derivative instruments that is designated and qualified as cash flow hedge is recognized in other comprehensive income and accumulated in “Gain (loss) from cash flow hedge operations” and “tax effect on gain (loss) from cash flow hedge operations.” In a “cash flow hedge”, the effective portion of gain or loss from the hedge instrument is recognized directly in equity in other comprehensive income, while the ineffective portion of hedge is immediately recognized in financial income (expenses).

For the years ended December 31, 2019 and 2018, the Company used derivative financial instruments, applying “cash flow hedge accounting” and, as disclosed in Note 5.2, for hedge against the risk of change in exchange rates related to loans in foreign currency and purchase and sale transactions in foreign currency and intercompany loan operations that: (i) are highly related to the changes in the market value of the hedged item, both at the beginning as well as during contract term (effectiveness between 80% and 125%); (ii) have documentation of the operation, hedged risk, risk management process and methodology used in assessing effectiveness; and (iii) are considered effective to reduce the risk related to the exposure to be hedged. It allows the application of the hedge accounting methodology, with effect from measurement of their fair value on shareholders’ equity and from their realization on profit or loss in the heading related to the hedged item.

Hedge accounting is discontinued when the Company terminates the hedge relationship, the hedge instrument matures or is sold, revoked or executed, or no longer qualifies to hedge accounting. Any gains or losses recognized in other comprehensive income and accumulated in shareholders’ equity as of a certain date remain in equity and are recognized when the forecast transaction is eventually recognized in profit or loss.

If a planned transaction results in the subsequent recognition of a non-financial asset or liability, the cumulative gain or loss in other comprehensive income is reclassified to profit or loss during the same year for which the non-financial asset acquired or non-financial liability assumed affects the profit or loss. For example, when the non-financial asset is depreciated or sold.

Conversely, if a planned transaction results in the subsequent recognition of a financial asset or liability, the cumulative gain or loss in other comprehensive income is reclassified to profit or loss during the same period for which the financial asset acquired or financial liability assumed affects the profit or loss. For example, when financial income or expense is recognized.

When the forecast transaction is no longer expected, cumulative gains or losses deferred in equity are immediately recognized in profit or loss.

The Company assesses, along with the hedge term, the effectiveness of its derivative financial instruments, as well as changes in their fair value.

For the years ended December 31, 2019 and 2018, there were no losses related to the ineffective portion recognized in profit or loss for the year.

The fair values of derivative financial instruments are disclosed in note 5.2.

In addition, it should be mentioned that, during the years ended December 31, 2019 and 2018, the Company did not enter into transactions related to hedge of fair value or hedge of net investment.

3.5.4	Financial liabilities

Financial liabilities are classified, upon initial recognition, as financial liabilities at fair value through profit or loss, financial liabilities at amortized cost or as derivatives designated as hedge instruments in an effective hedge, as applicable.

All financial liabilities are initially measured at fair value, more or less, in the event of financial liability not designated at fair value through profit or loss, the transaction costs that are directly attributable to the issuance of financial liability.

The Company’s financial liabilities include borrowings, financing and debentures (note 17), derivative financial instruments (nota 5) and trade payables and reverse factoring operations (note 18).

Subsequent measurement

For the purposes of subsequent measurement, financial liabilities are classified into two categories:

➢	Financial liabilities at fair value through profit or loss; and

➢	Financial liabilities at amortized cost.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities for trading and financial liabilities designated upon initial recognition at fair value through profit or loss. They are classified as held for trading if incurred for purposes of repurchase in the short term. This category also includes derivative instruments contracted by the Company that are not designated as hedge instruments in hedge relations defined by IFRS 9. Separate embedded derivatives are also classified as held for trading, unless they are designated as effective hedging instruments.

Gains and losses on liabilities held for trading are recognized in the statement of income.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated on the initial recognition date, and only if the criteria provided for in IFRS 9 were met.

Financial liabilities at amortized cost (borrowings and financing)

After initial recognition, borrowings and financing contracted and granted subject to interest are subsequently measured at amortized cost, using the effective interest method. Gains and losses are recognized in profit or loss when liabilities are written off, as well as through the process of amortizing to effective interest rate.

Amortized cost is calculated taking into consideration any negative goodwill or goodwill on acquisition and rates or costs that are integral part of the effective interest method. The amortization at the effective interest method is included as financial expense in the statement of income.

This category generally applies to borrowings and financing granted and contracted, subject to interest.

Derecognition

A financial liability is written off when the obligation over the liability is extinct, i.e., when the obligation set forth in the agreement is settled, cancelled or expires. When an existing financial liability is replaced for another liability of the same lender under substantially different terms, or the terms of an existing liability are substantially modified, this swap or modification is addressed as derecognition of the original liability and recognition of a new liability. The difference in respective accounting amounts is recognized in the statement of income.

3.6	Trade Receivables and provision for doubtful accounts

Trade receivables are accounted at their nominal amount, less the provision for doubtful accounts, which is estimated based on calculating the risk of loss in each aging list group, considering the different risks in accordance with the collection’s operation.

3.7	Inventories

Carried at the lower of average cost of purchase or production and net realizable value. Details are disclosed in note 9.

The Company considers the following when determining its provision for inventory losses: discontinued products, products with slow turnover, expired products or products nearing the expiration date and products that do not meet quality standards, recorded as “Cost of products sold”.

3.8	Carbon Credits – Carbon Neutral Program

In 2007, the Company assumed with its employees, customers, suppliers and shareholders a commitment to be a Carbon Neutral company, which is to neutralize their emissions of Greenhouse Gas - GHG, in its complete production chain, from extraction of raw materials to post- consumption. This commitment, which currently refers only to operations under the Natura brand, is not a legal obligation, since Brazil does not have a reduction target, despite being a signatory to the Kyoto Protocol. For this reason, it is considered a constructive obligation under IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, which requires the recognition of a provision in the financial statements if it is subject to disbursement and measurable.

The liability is estimated through annually audited inventories of carbon emissions and measured based on the market price for the acquisition of licenses for neutralization. On December 31, 2019, the balance recorded in the caption "Other liabilities" (see note 21), refers to the total carbon emissions during the period of 2007 to 2019 that have not yet been offset by corresponding projects and therefore no execution of the certificate of carbon.

According to its beliefs and principles, the Company elected to make some purchases of carbon credits by investing in projects with environmental benefits arising from the voluntary market. Thus, the costs will generate carbon credits after completion or maturation of these projects.

During these years, these expenses were recorded at fair value as “other current assets” and “other non-current assets” (see note 13).

Upon effective delivery of the related carbon credit certificates to the Company, the obligation of being Carbon Neutral is effectively fulfilled; therefore, the balances of assets are offset against those of liabilities.

The difference between the carrying amounts of assets and liabilities at December 31, 2019 refers to the amount of cash disbursed in advance for investments in ongoing projects and, for this reason, not yet available for neutralization of emissions and offset of liability.

3.9	Property, plant and equipment

Property, plant and equipment is measured at cost of acquisition or construction, plus interest capitalized during construction period, in the case of qualifying assets, and reduced by accumulated depreciation and impairment losses, if applicable. Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate. Additionally, the useful lives of the assets are reviewed annually.

Until December 31, 2018, leased property, plant and equipment classified as finance leases according to IAS 17, and used in the Company’s activities were recorded in property, plant and equipment. These assets are also subject to depreciation calculated over the estimated useful lives of the respective assets or over the lease term, whichever is shorter.

Land is not depreciated. Depreciation of the other assets is calculated to write off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their useful lives and is generally recognized in the statement of income. The estimated useful lives of the assets are mentioned in Note 14.

Gains and losses on disposals are calculated by comparing the proceeds from the sale with the net carrying amount and are recognized in profit or loss under “Other Operating Income (Expenses), Net”.

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

3.10	Intangible assets

a)	Software

Licenses of software and enterprise management systems acquired are capitalized and amortized according to the useful lives described in note 15 and maintenance costs are recognized as expenses when incurred.

System acquisition and implementation costs are capitalized as intangible assets when the asset is identified, when there is evidence that future economic benefits will flow into the entity and when the asset is controlled by the Company, taking into consideration its economic and technologic viability. The amounts incurred on software development recognized as assets are amortized under the straight-line method over its estimated useful life. The expenditures related to software maintenance are expensed when incurred.

b)	Trademarks and patents

Separately acquired trademarks and patents are stated at their historic cost. Trademarks and patents acquired in a business combination are recognized at fair value on the acquisition date. For trademarks and patents with definite useful lives, amortization is calculated on a straight-line basis at the annual rates described in note 15.

c)	Relationship with retail clients, franchisees and sub-franchisees

Relationships with retail clients, franchisees and sub-franchisees acquired in business combinations are recognized at fair value on the acquisition date and their amortization is calculated on a straight-line basis, based on rates shown in note 15.

d)	Key money with defined useful life

Key money with defined useful life is recorded at the acquisition cost and amortized on a straight-line basis during the rental period, as shown in note 15.

e)	Intangible assets with indefinite useful lives

Intangible assets with indefinite useful lives held by the Company refer mainly to trademarks and goodwill due to expectations of future economic benefits arising from transactions involving business transactions, and tradeable key money.

Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses.

These assets are not amortized but are tested annually for losses due to impairment either individually or at the level of the cash generating unit (or groups of cash generation units). The assessment of indefinite life is reviewed annually to determine whether this assessment continues to be supportable. Otherwise, the change in useful life from indefinite to finite is made on a prospective basis.

Gains and losses arising from derecognition of an intangible asset are measured as the difference between the net from the sale and the carrying amount of the asset and are recognized in profit or loss upon disposal of the asset under “Other Operating Income (Expenses), Net”.

3.11	Impairment assessment

The assets’ carrying amount is annually evaluated to identify indicators of impairment, or also significant events or changes in circumstances that indicate the carrying value of an asset may not be recoverable. When applicable, an impairment loss is recognized if the carrying amount of an asset exceeds its recoverable amount

For impairment assessment purposes, assets are grouped at the lowest levels for which there are independent cash flows (cash-generating units, or CGUs).

The recoverable amount of an asset or cash-generating unit is determined as being the higher of the value in use of the asset and the fair value less costs of disposal. In the estimation of the value in use of the asset, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the weighted average cost of capital for the company in which it operates the cash-generating unit. The fair value net of costs of sale is measured based on the preparation of the discounted cash flow at its present value, using a discount rate before taxes that reflects the company’s weighted average cost of capital in which the generating cash unit operates, including assumptions for the stores expansion and investments, as well as the respective revenues that will be generated as a result of this expansion, considering the assumptions that other market participants would use when pricing the assets or liabilities.

3.12	Product research and development expenses

The Company’s accounting practice includes recording its product research and development costs, when incurred, as expenses for the period, since due to the high innovation index and product turnover in its sales portfolio, it is impracticable to meet all aspects required in IAS 38 – Intangible Assets for capitalizing the amounts.

3.13	Leases

Up to December 31, 2018, the Company assessed lease classification at the inception of the contract. Leases where substantially all the risks and rewards related to the asset remain with the lessor were classified as operating leases. Lease payments under an operating lease were recognized as an expense on a straight-line basis over the lease term. Leases where the Company retains substantially all the risks and rewards incidental to ownership were classified as finance leases. These leases were capitalized in balance sheet at the commencement of the lease term at the lower amount of the fair value of leased asset and the present value of minimum lease payments. Each lease installment was apportioned between liabilities and the finance charges so as to permit obtaining a constant effective interest rate on the outstanding liability. The corresponding obligations, less the finance charge, were classified in current liabilities and non-current liabilities, according to the lease term. Property, plant and equipment items acquired through finance leases were depreciated over their useful lives, or over the lease term, when it is shorter and has no purchase option.

On January 1, 2019, the Company applied IFRS 16, which introduced one sole lease model, replacing the concept of classifying between operating and finance lease, which was applied by the Company up to December 31, 2018. The impact of this new standard is detailed in Note 3.28.

3.14	Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of a qualifying asset that necessarily requires a significant effort to be ready for its intended use or sale are capitalized as part of the cost of the corresponding asset. All other borrowing costs are expensed in the period they are incurred. Borrowing costs consist of interest and other costs incurred by an entity related to a loan.

3.15	Trade payables and reverse factoring operations

These are initially recognized at their nominal amounts, plus interest, inflation adjustments and exchange rate differences through the end of the reporting period, when applicable.

3.16	Borrowings, financing and debentures

Initially recognized at fair value of proceeds received less transaction costs in applicable cases, plus charges, interest, inflation adjustments and exchange rate differences as provided for in agreements, incurred through the end of the reporting period, as shown in note 17.

3.17	Provisions, contingent liabilities and contingent assets

Provisions are recognized when the Company has a legal or constructive obligation as a result of past events, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and its value can be measured with sufficient reliability. Provisions are quantified at the present value of the expected outflow of resources embodying economic benefits to settle the obligations using the appropriate discount rate, according to related risks.

The provisions for tax, civil, and labor risks are adjusted for inflation through the end of the reporting period to cover probable losses, based on the nature of the risk and the opinion of the Company’s legal counsel.

Contingent assets are not recognized by the Company and are only disclosed, in case of probable receipt of economic benefits. If it is practically certain that economic benefits will be received, the asset and the corresponding gain are recorded in the Financial Statements of the year corresponding to the change in estimate.

3.18	Current and deferred income tax and social contribution

Except for subsidiaries abroad, which observe the tax rates valid in the respective jurisdictions in which they are located, in Brazil, they include the corporate income tax (“IRPJ”) and the social contribution on net income (“CSLL”), which are calculated based on taxable income, by applying the 15% rate plus additional of 10% on taxable income exceeding R$240 for IRPJ and 9% for CSLL and considers the offset of tax losses and tax loss carryforwards, limited to 30% of taxable income. Taxable income reflects profit before taxes adjusted by non-taxable and non-deductible items (both temporary and permanent items).

Deferred taxes represent tax debits and credits on temporary differences between tax base and accounting base of assets and liabilities on accrued tax losses. Deferred tax and contribution assets and liabilities are classified as “non-current” as required by IAS 12 – Income taxes. When the Company’s internal studies indicate that the future use of tax credits is not probable, a provision for loss is recorded.

Deferred tax assets and liabilities are offset if there is a legal feasible right to offset tax liabilities as tax assets, and if they are related to taxes registered by the same tax authority under the same taxable entity. Thus, for presentation purposes, tax asset and liability balances are disclosed separately.

Deferred tax assets and liabilities must be measured at current rates expected to be applicable in the period in which the asset is realized or the liability is settled, and reflect the uncertainty related to income tax, if any.

3.19	Employee benefits

3.19.1 Short-term benefits

The obligations of short-term benefits for employees are recognized as personnel expenses as the corresponding service is rendered. The liability is recognized at the amount of the expected payment if the Company has a legal or constructive obligation to pay the amount due to services rendered by an employee in the past and the obligation can be reliably estimated.

3.19.2 Profit sharing

The Company recognizes a liability and an expense for profit sharing based on criteria that it considers the profit attributable to its shareholders after certain adjustments and which is tied to the achievement of specific operational goals and objectives established and approved in the beginning of each fiscal year.

3.19.3 Long-term incentive program

The Company made available until June 2019 to eligible executives of its subsidiary Emeis Holdings Pty Ltd. a long-term incentive program, based on criteria linked to specific operational goals and objectives established at the beginning of the relationship between the parties, being such obligation recorded as a liability and remeasured with effect on profit or loss.

3.19.3 Post-employment healthcare defined benefit

The actuarial liability for the healthcare plan of the Company and its subsidiaries refers to a post-employment benefit plan to current and former employees who made fixed contributions for funding the healthcare plan up to April 30, 2010, when the healthcare plan design was changed and fixed contributions were eliminated. Those who contributed to the plan for ten years or more are ensured the right to remain as a beneficiary for an indefinite term (lifetime), and those who contributed for a period of less than ten years are ensured the right to remain as a beneficiary at the rate of one year for each year in which fixed contributions were made. This group of current employees, in the event of termination of employment relationship, may opt to remain in the plan in accordance with applicable legislation, thereby assuming the payment of the monthly plan fee charged by the healthcare plan operators. However, this monthly plan fee does not necessarily represent the total cost of the user, which is borne by the Company through payment of the excess cost, as an additional benefit.

The costs associated with this benefit are recognized under the accrual method of accounting as a defined-benefit post-employment benefit plan using the projected unit credit method.

The current service cost and accrued interest on the present value of the liability are recognized in the Income Statement and the actuarial gains and losses generated by the remeasurement of the liability due to changes in actuarial assumptions are recognized as Other Comprehensive Income. In case of changes or reductions in the plan, the effects of the cost of past services are recognized in the Income Statement on the date of occurrence.

3.20	Share-based payment

The Company's executives are granted the following stock option plans, settled exclusively with its own shares:

➢	Stock option plan;

➢	Restricted stock plan; and

➢	Strategy acceleration program.

The plans are measured at fair value at the grant date. In determining the fair value, the Company uses an adequate valuation method, details of which are disclosed in Note 26.1.

The cost of transactions settled with equity instruments is recognized, together with a corresponding increase in shareholders’ equity under the heading "Additional paid-in capital", throughout the period in which the service conditions are fulfilled, ending on the date on which the employee acquires the full right to the award (acquisition date). The cumulative expense recognized for equity instruments transactions settled on each base date up to the acquisition date reflects the extent to which the vesting period has transpired and the Company’ best estimate of the number of equity instruments to be acquired. The expense or credit in the statement of income of the period is recorded under the heading "Administrative expenses".

For the stock option plan and the strategy-acceleration program, despite the expiration of the term for exercise, the recognized expense is not reversed since the right has been acquired by executives.

When an award of equity instruments settlement is cancelled (except when the cancellation occurs due to loss of right over the equity instrument for not fulfilling the grants conditions), it is treated as if it had been acquired on the date of cancellation, and any expense not recognized is registered immediately. This includes any award for which Company or the counterparty have the option not to fulfill the non-acquisition obligation. All cancellations of transactions settled with equity securities are treated in the same way.

The dilution effect of options granted is reflected as additional share dilution in the calculation of diluted earnings per share (Note 29.2).

3.21	Dividends and interest on equity

The proposed distribution of dividends and interest on capital made by Management included in the portion equivalent to the mandatory minimum dividends is recognized in line item “Other payables” in current liabilities, as it is considered as a legal obligation provided for by the Company’s bylaws; however, the portion of dividends exceeding minimum dividends declared by management after the reporting period but before the authorization date for issuance of these financial statements is recognized in line item “Proposed additional dividends.”

For corporate and accounting purposes, interest on capital is stated as allocation of income directly in shareholders’ equity.

3.22	Treasury shares

The Company’s own equity instruments which are reacquired (Treasury shares) are recognized at acquisition cost and deducted from shareholders ' equity. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of the Company's own equity instruments.

3.23	Government grants

Government subsidies and assistance for investments are recognized when there is reasonable assurance that the entity complied with the conditions established by the government agency granting the subsidy. They are recognized as income or expense deduction in profit or loss for the fruition period of the benefit and, subsequently, are allocated to tax incentive reserve under equity.

The subsidiary Indústria e Comércio de Cosméticos Natura Ltda. has projects located in areas under operation of the Amazonia Development Superintendence (“SUDAM”), whose activity is classified as priority economic activity, entitling to the tax benefit of reducing 75% of taxable income, calculated based on the profit from exploration of the respective region.

Natura has projects located in the states of Bahia and Minas Gerais. These Federative Units have internal legislation including decrees that authorize the granting of tax incentives, under the presumptive credit modality, to companies that invest in them. Natura has complied with the requirements and, through a Special regime, obtained authority to apply said tax incentives.

3.24	Reportable Segments

Information per operating segment is consistent with the internal report provided to the chief operating decision maker on operational matters.

The main decision-making body of the Company, which is responsible for defining the allocation of resources to the operating segments is the Board of Directors of the Company, which is advised by the Group’s Operations Committee (“GOC”), the Audit, Risk Management and Finances Committee, the People and Corporate Development Committee, the Strategic Committee and the Corporate Governance Committee (“Committees”).

The GOC , which includes the CEOs of Natura, The Body Shop and Aesop, in addition to representatives of key business areas (Finance, Human Resources, Business Strategy and Development, Legal, Innovation and Sustainability, Operations and Corporate Governance), is responsible, among other things, for monitoring the implementation of short- and long-term strategies and making recommendations to the Board of Directors regarding the management of the Group, from the viewpoint of results, allocation of resources among business units, cash flow and talent management.

3.25	Revenue from contracts with customers

On January 1, 2018, the Company adopted IFRS 15, using the cumulative effect method (without practical expedients), which establishes a model of five steps applicable to revenue from a contract with a customer, irrespective of the type of revenue transaction or industry. As a result of the implementation of IFRS 15, the Company reviewed its accounting practices related to the identification of performance obligations, such as recognition for performance related to Natura Consultants, events and conventions aimed at encouraging and congratulating the best Natura Consultants, and other obligations, as shown below:

Performance obligation	Nature, fixation of transaction price and the moment when performance obligation is fulfilled	Nature of changes in accounting practices
a) Direct sales

Revenue from sales is generated by sales to Natura Consultants (our customers) based on the fair value of consideration received/receivable, excluding discounts, rebates and taxes or charges on sales. Revenue from sales is recognized when the performance obligation is fulfilled, i.e., when the promised product is physically delivered and the Natura Consultant obtains control over this product.

Revenue from sales is generated and accrued initially in the sales subsidiary ledger of the Company from the moment when the dispatch slip is issued in the customers’ name. However, since revenues are recorded only when the final delivery of products effectively occurs, the Company registers a provision to eliminate the amount of revenue related to products dispatched and not received by Natura Consultants on each reporting date.

IFRS 15 did not have significant impacts
b) Direct sales – Additional charges and penalties for late payments	The Company charges its customers (Natura Consultants) additional charges and penalties for late payments in the settlement of sales receivable. Due to the level of uncertainty in receiving these amounts (variable consideration), the Company recognizes revenue from additional charges and penalties for late payments only upon receipt of amounts.

Until December 31, 2017, the Company recognized these amounts as a recovery of selling expenses.

With the adoption of IFRS 15, the Company concluded that amounts related to additional charges and penalties for late payments of Consultants correspond to variable components received in exchange for transfer of goods, that is, they are part of the transaction price

c) Retail sales	At Emeis Holding Pty Ltd, Natura Comercial Ltda., Natura Europa SAS – France, Natura International Inc. and The Body Shop International Limited, which operate in the retail market, net revenue is measured based on the fair value of consideration received/receivable, excluding discounts, rebates and taxes or charges on sales. This net revenue is recognized when the performance obligation is fulfilled, i.e., when the promised product is physically transferred and the consumer obtains control over this product.	IFRS 15 did not have significant impacts

d) Loyalty program (Points campaign)	The Company offers points campaign (loyalty program), in which customers accumulate points while buying the Company's products to be exchanged (redeemed) for products in the future. Measurement of points is based on their expected cost, plus a margin. The amount allocated to the loyalty program is deferred and the revenue is recognized upon redemption of the points accumulated by Natura Consultants or when it is no longer probable that the points will be redeemed.

Until December 31, 2017, the revenue was allocated among the campaigns and the products based on cost.

Upon adoption of IFRS 15, deferred revenue from the points campaign is now measured based on the expected cost, plus a margin.

e) Program for recognition of Natura Consultants’ performance	The Company has performance recognition programs, in which it awards Natura Consultants based on achievement of targets and objectives. The Company believes that this performance recognition program has a high value and hence is considered a performance obligation. Measurement of performance recognition programs is based on their expected cost, plus a margin. The amount allocated to performance recognition programs is deferred and revenue is recognized when awards are delivered to Natura Consultants.

Until December 31, 2017, the Company did not characterize the performance recognition program as a performance obligation to be fulfilled.

Upon adoption of IFRS 15, the Company concluded that the performance recognition program is a promise that creates a reasonable expectation for Natura Consultants and, therefore, it was considered a performance obligation.

f) Events	The Company organizes events to encourage and recognize the best Natura Consultants. The Company believes that these events are of high value for Natura Consultants and create expectations among them to participate in them. Thus, the Company believes that these events are characterized as performance obligations. Measurement of events is based on their expected cost, plus a margin. The amount allocated to events is deferred and the revenue is recognized when the event is held.

Until December 31, 2017, the Company did not characterize the events as a performance obligation to be fulfilled.

Upon adoption of IFRS15, the Company concluded that events are a promise that creates a reasonable expectation for Natura Consultants and, therefore, they were considered a performance obligation.

g) Franchises (Courses, training and consulting / Outfit and inauguration)	Upon execution of the agreement, the Company charges from franchisees a fixed amount, part of which is allocated to courses, training and consulting to prepare the franchisees to sell products under Natura brand. The other part refers to outfit (specific products to be used at the franchisee store) and inauguration (opening event of franchisee’s store). The Company believes that these items represent a material right and, for such, they were considered performance obligations. Measurement is based on the market value of these items, which are initially recognized as deferred revenue. When the franchisee’s store is opened, this deferred revenue is allocated to profit or loss for the year.	IFRS 15 did not have significant impacts.

h) Franchisees (Advertisement program)	Upon the execution of the agreement, the Company charges from franchisees a fixed amount, a part of which is for the advertisement fund (monthly delivery of showcases). The Company believes that this item represents a material right and, for such, it was considered a performance obligation. Measurement is based on the market value of this item, which is initially recognized as deferred revenue. This revenue is deferred and allocated to profit or loss for the year upon the delivery of showcases to the franchisees.	IFRS 15 did not have significant impacts.
i) Franchises (Brand use right)	Upon the execution of the agreement, the Company charges from franchisees a fixed amount, part of which is for the use of the “Natura” brand. The Company believes that this item represents a material right and, for such, it was considered a performance obligation. Measurement is based on residual value, i.e., the remaining value after excluding the market value of courses, training and consulting services, outfit and inauguration, and the Advertisement Fund. This amount is initially recognized as deferred revenue. This deferred revenue is allocated to profit or loss, on a straight-line basis, over the term of the franchise agreement.	IFRS 15 did not have significant impacts.
j) Incentives related to “free-of-charge” products and promotional gifts	The Company grants incentives related to “free-of-charge” products and promotional gifts for its customers (Natura Consultants and/or end consumers). Since it is considered a material right, the Company recognizes this item as a performance obligation. Considering that the delivery of products and the realization of performance obligation of delivering “free-of-charge” products or promotional gifts occur at the same time, the Company concluded that an allocation of prices and monitoring these two performance obligations separately are not applicable. Thus, revenue is recognized when the physical transfer of the product occurs and the customer obtains control over this product.	IFRS 15 did not have significant impacts.

3.26	Financial income and financial expenses

The Company’s financial income and expenses comprise:

➢	Interest revenue and expenses;

➢	Dividends revenue;

➢	Dividends of preferred shares issued classified as financial liability;

➢	Net gains/losses from financial assets measured at fair value through profit or loss;

➢	Net gains/losses from exchange variation on financial assets and liabilities;

➢	Net gains/losses from hedge instruments recognized in profit or loss; and

➢	Reclassifications of net gains previously recognized in other comprehensive income.

Interest income and expenses are recognized as profit or loss through the effective interest rate method.

Revenue from dividends is recognized in profit or loss on the date the Company’s right to receive the payment is established.

The Company classifies interest received and dividends and interest on capital received as cash flows from investing activities.

3.27	New standards and interpretations and amendments to standards not yet adopted

The standards, amendments and interpretations issued, but not yet adopted, up to the date of issuance of the Company’s financial statements are presented below. The Company intends to adopt these standards, if applicable, when they become effective.

➢	IFRS 3 – Business Combinations – whenever applicable, the Company adopts this accounting standard, but the alterations in this standard, since they are not effective for the year ended, were not adopted;

➢	IAS 8 – Accounting policies, changes in accounting estimates and errors and IAS 1 – Presentation of financial statements – the Company adopts these accounting standards for the fiscal year ended December 31, 2019, but the alterations in these standards, since they are not effective for the year ended, were not adopted; and

➢	Alterations in references to the conceptual structure in IFRS – the Company adopts the IFRS conceptual standard. However, since these alterations are not effective yet, they were not adopted.

3.28	New standards, amendments and interpretations of standards adopted for the first time for the period starting on January 1, 2019

IFRS 16 – Lease Operations

On January 1, 2019, the Company adopted IFRS 16, which sets out the principles for the recognition, measurement, presentation and disclosure of leases. IFRS 16 introduces a single lease model, replacing the concept of classifying leases as operating and finance leases. Once a lease agreement is identified, a right-of-use asset and a lease liability are recorded at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The lease is present in an agreement if it includes both the following conditions:

➢	An identifiable asset explicitly or implicitly specified. In this case, the supplier does not have the practice of replacing the asset, or such replacement would not bring any economic benefit to the supplier.

➢	The right to control the use of the asset over the duration of the agreement. In this case, the Company must have the authority to take decisions on the use of the asset and the capacity to obtain substantially all economic benefits for the use of the asset.

IFRS 16 includes two practical expedients from recognition for tenants that were applied by the Company and its subsidiaries upon the fist-time adoption at January 1, 2019: leases of low-value assets and short-term leases, i.e., lease terms of 12 months or less.

The Company and its subsidiaries opted for the simplified modified retrospective transition approach, without the restatement of comparison periods, adopting the following criteria for first-time recognition and measurement of assets and liabilities:

➢	Recognition of lease liabilities on the first-time adoption date for leases previously classified as operating leases. Lease liabilities were measured at present value of the remaining lease payments, discounted based on the incremental interest rates on loans, grouped by nature of the asset, region and contractual period; and

➢	Recognition of right-of-use assets on the first-time adoption date for leases previously classified as operating leases. The right-of-use asset is measured at the equivalent amount of the lease liability, adjusted by the value of any early or accrued lease payments related to the lease that has been recognized in the balance sheet immediately before the first-time adoption date.

The following charts show the impacts of first-time adoption of IFRS 16 on the financial statements as of January 1, 2019.

Right-of-use assets on January 1, 2019

Right of use the asset (classified as operating leasing as of December 31, 2018)	1,902,545
PIS and COFINS on lease agreements	47,194
(=) Total initial adoption	1,949,739
(+) Fair value adjustment of lease agreements identified in the business combination carried out in the acquisition of The Body Shop, as note 21)	(25,843)
(=) Total initial adoption of the right-of-use asset (Note 16)	1,923,896

Transfer of fixed assets recognized through financial leasing	481,235

Intangible asset transfer (fair value recognized in business combination + key money)	150,374
(=) Total transfer	631,609
Right-of-use assets on January 1, 2019	2,555,505

Lease liabilities on January 1, 2019

Present value of leases agreements classified as operational as of December 31, 2018	1,965,655
PIS and COFINS on lease agreements	47,194
Recognition practical expedients:
(-) Short-term lease and low-value assets	(63,110)
(=) Total initial adoption	1,949,739

(+) Lease classified and recognized as finance lease as of December 31, 2018.	411,373

Lease liabilities on January 1, 2019	2,361,112

The Company evaluated whether there were indicators of impairment in its right-of-use assets at the transition date and there were no indicators of impairment.

All movements during the year ended 2019 related to IFRS 16 is presented in the note 16.

The following interpretation of standard was also adopted for the first-time starting January 1, 2019; however, it did not have significant effects on Company’s financial statements:

IFRIC 23 - Uncertainty over Income Tax Treatments

This interpretation clarifies how to apply the recognition and measurement requirements in IAS 12 – Income Taxes, when there is uncertainty over income tax treatment. In such a circumstance, an entity shall recognize and measure its current or deferred tax assets or liabilities, applying the requirements of IAS 12 based on taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, determined applying this interpretation.

4.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the consolidated financial statements requires management to make certain judgments and use assumptions and estimates based on experience and other factors considered relevant, which affect the values of assets and liabilities and which may present results that differ from actual results.

The significant judgments made by the Company are related to the recognition of revenue and leasing.

The areas that require a higher level of judgment and have greater complexity, as well as the areas in which assumptions and estimates are significant for the financial statements, are disclosed below.

4.1	Deferred Income tax and social contribution

The Company recognizes deferred assets and liabilities based on the differences between the carrying amount stated in financial statements and the tax base of assets and liabilities, using the statutory tax rates. The Company regularly reviews deferred tax assets in terms of the possibility of recovery, considering the historical profit generated and the projected future taxable income, based on technical feasibility study, reflecting the uncertainties related to its calculation, if any.

4.2	Provision for tax, civil, and labor risks

The Company is a party to several lawsuits and administrative proceedings as described in note 20. Provisions are recorded for all contingent liabilities arising from lawsuits that represent probable and estimated losses and can be reliably estimated. The probably assessment includes the assessing available evidence, the hierarchy of laws, available previous decisions, most recent court decisions and their relevance within the legal system, and the assessment of the external legal counsel.

4.3	Post-employment healthcare plan

The current amount of the post-employment healthcare plan is contingent to a series of factors determined based on actuarial calculations, based on a series of financial and demographic assumptions, such as the discount rate, medical inflation and percentage of adhesion to the plan, which are disclosed in note 20.

4.4	Stock option plan, restricted share plan and strategy acceleration program

The stock option plan, restricted share plan and strategy acceleration program are measured at fair value at the grant date and the expense is recognized in profit or loss during the vesting period against “Additional paid-in capital” in shareholders’ equity. At the balance sheet dates, Management reviews the estimates as to the number of stock options/restricted shares and, where applicable, recognizes the effect arising from this review in profit or loss for period against shareholders’ equity. The assumptions and models used to estimate the fair value of the stock option plan, restricted share plan and strategy acceleration program are disclosed in Note 26.1.

4.5	Impairment loss

An impairment loss exists when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of fair value less cost of disposal and value in use. Fair value less costs of disposal is calculated based on information available about similar assets sold or market prices less additional costs to dispose of the asset.

Value in use is calculated based on the discounted cash flow model. Cash flows derive from a budget prepared for the following five to ten years, according to the operating segment, and their projections consider the market’s expectations for operations, estimated investments and working capital, as well as other economic factors. The value in use is sensitive to the discount rate used under the discounted cash flow method, as well as the growth rate and perpetuity used for extrapolation purposes.

Details on this subject are presented in Note 15.

4.6	Trade receivables and provision for expected credit losses

The provision for expected losses on trade receivable from customers is estimated based on the weighting loss risk of each aging group. The characteristics of the Company's trade receivable are:

➢	Immaterial financial component;

➢	Non-complex receivables portfolio; and

➢	Low credit risk.

The Company adopted the simplified approach in calculating expected credit losses based on the lifetime credit loss at each reporting date. Prior to the adoption of IFRS 9 through December 31, 2017, we estimated an allowance for doubtful accounts based on an “aging list” model, under which the allowance was estimated based on the historical losses of each aging group. An estimated range was used using the weighted average of losses for the last 6 months. The calculation also considers the seniority of the independent beauty consultant’s length of relationship, and a division between renegotiated and non-renegotiated past due receivables.

Upon adoption of IFRS 9, starting January 1, 2018, we concluded that the methodology described above was in line with the expected credit losses model of IFRS 9, therefore, the initial adoption of IFRS 9 did not have a material impact in the estimation of the provision for expected credit losses on accounts receivable from customers that we currently apply.

4.7	Provision for inventory losses

The provision for inventory losses is estimated using methodology for including discontinued products, products with slow turnover, products expired or nearing expiration and products that do not meet quality standards. The results of provisions are stated in Note 9.

5.	FINANCIAL RISK MANAGEMENT

5.1	General considerations and policies

Risks and financial instruments are managed through the definition of policies and strategies and implementation of control systems, defined by the Company’s Treasury Committee and approved by the Board of Directors. The compliance of the position in financial instruments, including derivatives, in relation to these policies, is presented and assessed on a monthly basis by the Company’s Treasury Committee and subsequently submitted to the analysis of the Audit Committee, the Executive Committee and the Board of Directors.

Risk management of Natura operations (Brazil, Latam, Netherlands, USA and France) is performed by the Company’s general treasury function, which is also responsible for approving the short-term investments and loan transactions. Risk management of the subsidiaries Aesop and The Body Shop is conducted by the local treasury departments, subject to monitoring and approval by the Company’s Central Treasury.

Below are presented the carrying amounts and fair values of the Company’s financial instruments as of December 31, 2019 and December 31, 2018:

				Carrying amount		Fair value
	Note	Classification by category	Fair value hierarchy	2019	2018	2019	2018
Financial assets
Cash and cash equivalent
Cash and banks	6	Fair value through profit or loss	Level 2	3,110,220	823,656	3,110,220	823,656
Certificate of bank deposits		Amortized cost	Level 2	211,261	1,274	211,261	1,274
Certificate of bank deposits		Fair value through profit or loss	Level 2	-	46,067	-	46,067
Repurchase operations		Fair value through profit or loss	Level 2	1,192,101	344,051	1,192,101	344,051
				4,513,582	1,215,048	4,513,582	1,125,048
Short term investments
Government bonds	7	Fair value through profit or loss	Level 2	221,900	402,895	221,900	402,895
Financial letter		Fair value through profit or loss	Level 2	374,690	574,310	374,690	574,310
Loan investment fund		Fair value through profit or loss	Level 2	407,928	210,971	407,928	210,971
Dynamo Beauty Ventures Ltd fund		Fair value through profit or loss	Level 2	7,402	-	7,402	-
Certificate of Bank deposits		Fair value through profit or loss	Level 2	21,327	27,201	21,327	27,201
				1,033,247	1,215,377	1,033,247	1,215,377

Trade receivables	8	Amortized cost	Level 2	1,685,764	1,691,581	1,685,764	1,691,581

“Financial” and “operating” derivatives "		Fair value – Hedge instrument	Level 2	737,378	578,289	737,378	578,289
“Financial” and “operating” derivatives "		Fair value through profit or loss	Level 2	-	6,019	-	6,019
				737,378	584,308	737,378	584,308
Financial liabilities
Issue of debts in domestic currency	17	Amortized cost	Level 2	(7,266,853)	(4,771,511)	(7,300,082)	(4,962,723)
BNDES/Finep loans		Amortized cost	Level 2	(145,590)	(226,874)	(145,590)	(226,874)
Issue of debts in foreign currency		Amortized cost	Level 2	(3,373,930)	(2,995,760)	(3,541,541)	(3,277,738)
				(10,786,373)	(7,994,145)	(10,987,213)	(8,467,335)

Lease liabilities		Amortized cost	Level 2	-	(446,235)	-	(446,235)

“Financial” and “operating” derivatives		Fair value – Hedge instrument	Level 2	(10,158)	(69,189)	(10,158)	(69,189)
“Financial” and “operating” derivatives		Fair value through profit or loss	Level 2	(1,648)		(1,648)
				(11,806)	(69,189)	(11,806)	(69,189)

Trade payables, reverse factoring operations and related parties	18	Amortized cost	Level 2	(1,829,756)	(1,736,791)	(1,829,756)	(1,736,791)

5.2	Financial risk factors

The activities of the Group expose it to several financial risks: market risk (including currency and interest risks), credit risk and liquidity risk. The Company’s overall risk management program is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance, using derivatives to protect certain risk exposures.

a)	Market risk

The Company and the subsidiaries are exposed to market risks arising from their business activities. These risks mainly comprise possible fluctuations in exchange and interest rates.

One of the subjects currently in discussion in the international market, which could affect the operations of The Body Shop International Limited, is the withdrawal of the United Kingdom from the European Union, better known as Brexit. Despite many uncertainties on the outcome of the negotiations, the Management has been monitoring its impacts, as well as studying and taking measures to mitigate the negative effects that may arise from it. One of these measures was the installation of a new distribution center in Continental Europe, which aims to mitigate Brexit risks and help The Body Shop in implementing logistic improvements in order to reduce average days of store supply, in line with more comprehensive business transformation goals.

To hedge the current balance sheet positions of the Company and the subsidiaries against market risks, the following derivative instruments are used and consist of the balances in the following table, as of December 31, 2019 and December 31, 2018:

	Fair value (Level 2)
Description	2019	2018
Financial derivatives	727,068	512,365
Operational derivatives	(1,496)	2,754
Total	725,572	515,119

The characteristics of these instruments and the risks which they are linked are described below.

b)	Foreign exchange risk

The Company and the subsidiaries are exposed to the foreign exchange risk arising from financial instruments denominated in currencies different from their functional currencies. To reduce this exposure, Natura Cosméticos implemented policies to hedge against the foreign exchange risk that establish exposure limits linked to this risk.

The treasury area’s procedures defined based on the current policy include monthly projection and assessment of the Company and the subsidiaries foreign exchange exposure, on which management’s decision-making is based.

The Company’s exchange rate hedging policy considers the values of foreign currency receivables and payables balances of commitments already made and recorded in the financial information from the operations, as well as future cash flows, with an average of six months, still not recorded in the balance sheet.

The Body Shop has a specific foreign exchange hedging policy that covers foreign currency loans among the group companies, as well as future purchase and sale operations of goods, for a maximum period of 12 months.

As of December 31, 2019, and December 31, 2018, the Company and the subsidiaries are primarily exposed to the risk of fluctuation of the US dollar, euro and pound sterling. In order to hedge foreign exchange exposures in relation to foreign currency, the Company and the subsidiaries enter into transactions with derivative financial instruments such as "swap" and forward purchase of currency denominated ("Non-Deliverable Forwards - NDF"). Pursuant to the Foreign Exchange Protection Policy, the operating derivatives contracted by the Company must limit the loss related to the exchange devaluation in relation to the net income projected for the current year, given a certain estimate of exchange rate devaluation against the US dollar in cash flow projections exposed to this currency. This limitation defines the ceiling or maximum exchange exposure permitted to the Group in relation to the US dollar and Euro.

As of December 31, 2019, borrowings, financing and debentures balance sheets include accounts denominated in foreign currency which expose the Company to foreign exchange risks, in the aggregate, represent net liabilities of R$ 3,381,960 (R$3,012,897 as of December 31, 2018).

i)	Derivatives to hedge foreign Exchange rate risk

The Company classifies derivatives into “financial” and “operational”. “Financial” derivatives include swaps or forwards contracted to hedge against the foreign exchange risk associated with foreign-currency-denominated borrowings, financing and intercompany loans, “operational” derivatives include derivatives contracted to hedge against the foreign exchange risk on the business’s operating cash flows.

Outstanding swap contracts with maturities between January 2020 and February 2023 were entered into the counterparties represented by Bank of America (0.2%), HSBC (26.2%), Citibank (21.2%), Bradesco (26.2%) and Itaú BBA (26.2%). Currency forward contracts against the pound sterling mature within 12 months and were executed with counterparties represented by HSBC and Santander. Swap agreements in Mexican pesos and Chilean pesos have maturities of up to 6 months and were executed with the other party represented by HSBC. On December 31, 2019, the balances of financial derivatives were:

Financial derivatives

	Principal (notional) amount		Book value		Fair value		Gain (loss)
Description	2019	2018	2019	2018	2019	2018	2019	2018

Swap contracts (a):
Asset position:
Long position - U.S. dollar	2,664,001	2,381,918	3,416,707	3,038,908	3,729,691	3,295,032	312,984	256,124

Liability position:
CDI floating rate:
Short position in CDI	2,664,001	2,381,918	2,754,595	2,478,623	3,002,623	2,779,720	248,028	301,097

Swap contracts (a):
Asset position:
Long position - U.S. dollar	-	58,606	-	56,633	-	57,346	-	713

Liability position:
CDI floating rate:
Short position in CDI	-	58,606	-	59,525	-	60,293	-	768
Total net derivative financial instruments	-	-	662,112	557,393	727,068	512,365	64,956	(45,028)

(a)	Swap transactions consist of swapping the exchange rate fluctuation for a percentage of the floating rate Interbank Deposit Rate - CDI.

The notional amount represents the amounts of the contracted derivatives. Fair value refers to the value of outstanding contracted derivatives recognized in balance sheets.

For derivatives maintained by the Company and the subsidiaries as of December 31, 2019 and December 31, 2018, due to the fact contracts are directly entered into with the financial institutions and not through B3, there are no margin calls deposited as guarantee of the related transactions.

Operational derivative

On December 31, 2019, the Company holds forward derivative instruments with HSBC and Santander in order to hedge against exchange rate risk on import and export operations of the subsidiary The Body Shop in foreign currencies against the pound sterling and U.S. dollar.

These derivatives are measured at fair value, with gains and losses recognized in the group of costs of products sold and are broken down as follows:

Description	Principal (notional) amount		Fair value
	2019	2018	2019	2018
Net position - GBP and USD	200,896	-	(2,008)	-
Forward contracts	1,302,869	1,773,810	512	2,754
Total derivative instruments, net	1,503,765	1,773,810	(1,496)	2,754

Sensitivity analysis

For the sensitivity analysis of the risk of foreign exchange rate exposure, the Company's Management understands it is necessary to consider in addition to the assets and liabilities, with exposure to the fluctuation of exchange rates recorded in the balance sheet, the value of the fair value of the financial instruments contracted by the Company for the protection of certain exposures as of December 31, 2019 and 2018, as shown in the following table:

	2019	2018
Loans and financing registered in Brazil in foreign currency (*)	(3,381,959)	(3,039,064)
Receivables registered in Brazil in foreign currency	10,007	10,058
Accounts payable registered in Brazil in foreign currencies	(10,543)	(11,006)
Value of the financial derivatives	3,729,691	3,295,032
Net asset exposure	347,196	255,020

(*) Excluding transaction costs.

This analysis considers only financial assets and liabilities registered in Brazil in foreign currency, since exposure to exchange variation in other countries is close to zero due to the strength of currencies and the effectiveness of their derivatives and considers that all other variables, especially interest rates, remain constant and ignore any impact from forecasted purchases and sales.

The tables below show the loss that would have been recognized in the subsequent period, assuming that the current net foreign exchange exposure remains static, based on the following scenarios:

Description	Risk	Probable scenario	Scenario II	Scenario III
Net exposure	Dollar decrease	158	(115,521)	(346,880)

The probable scenario considers future US dollar rates for 90 days. According to quotations obtained at B3 on the expected maturity dates of financial instruments with foreign exchange exposure, it is R $ 4.03 / US $ 1.00. Scenarios II and III consider a drop in the US dollar of 25% (R $ 3.02 / US $ 1.00) and 50% (R $ 2.02 / US $ 1.00), respectively. Probable scenarios II and III are being presented in compliance with CVM Instruction 475/08. Management uses the probable scenario in the assessment of possible changes in the exchange rate and presents the referred scenario in compliance with IFRS 7 - Financial Instruments: Disclosures.

The Group does not use derivative financial instruments for speculative purposes.

Derivative instruments designated for hedge accounting

The Company performed formal designation of its operations subject to hedge accounting for derivative financial instruments for hedging loans denominated in foreign currency of Natura Cosméticos S.A. and Natura Distribuidora de México, S.A. de C.V., and operating cash flows resulting from the purchase and sale denominated in foreign currency of The Body Shop, documenting:

➢	The hedge relationship;

➢	The Company’s objective and risk management strategy in taking out the hedge transaction;

➢	Identification of the financial instrument;

➢	The hedged item or hedge transaction;

➢	The nature of the risk to be hedged;

➢	Description of the hedge relationship;

➢	The statement of correlation between hedge and hedged item, where applicable; and

➢	The prospective statement of hedge effectiveness.

The positions of derivative financial instruments designated as outstanding cash flow hedge on December 31, 2019 as set out below:

Cash flow hedge instrument

						Others comprehensive income
	Hedged item	Notional currency	Notional value	Accrual value	Fair value (a)	Accumulated contract gain (loss)	Gain in the 9-month period
Currency Swap – US$/R$	Currency	BRL	2,664,001	662,112	727,068	64,956	109,523
Forward contract	Currency	GBP	1,038,538	625	152	(473)	(2,245)
Currency Swap - MXN/R$	Currency	MXN	-	-	-	-	59

(a)	The method used by the Company to determine fair value consists in calculating the future value based on the contracted conditions and determines present value based on market accrual extracted from B 3.

The changes in cash flow hedge reserve booked under other comprehensive income are shown below:

Cash flow hedge balance as of December 31, 2018	(27,840)
Change in the fair value of hedge instrument recognized in other comprehensive income	107,337
Tax effects on fair value of hedge instrument	(36,768)
Cash flow hedge balance as of December 31, 2019	42,729

The Company designates as cash flow hedge derivative financial instruments used to offset variations from exposure to exchange rate, in the market value of contracted debts not in the functional currency.

On December 31, 2019, the consolidated position of instruments designated as cash flow hedge totaled R$ 3,702,539 (three billion, seven hundred and two million, five hundred and thirty nine thousand real) of notional amount, which R$ 2,664,001 is hedged against Real and £ 194,957 (R $1,038,538) is hedged against Pounds Sterling, as shown in the Cash Flow Hedge Instrument - Consolidated.

c)	Interest rate risk

The interest rate risk arises from financial investments and short and long-term loans and financing. Financial instruments issued at variable rates expose the Company and its subsidiaries to the risk of cash flows associated with the interest rate. Financial instruments issued at the prefixed rates expose the Company and its subsidiaries to the fair value risk associated with the interest rate.

The Company’s cash flow risk associated with the interest rate arises from investments and short- and long-term loans and financing issued at floating rates. The Company’s Management adopts the policy of maintaining its rates of exposure to asset and liability interest rates pegged to floating rates. Short-term investments are adjusted by the Interbank Deposit Rate (CDI) whereas borrowings and financing are adjusted based on the Long-term Interest Rate (TJLP), CDI and fixed rates, according to the contracts made with the related financial institutions, and trading securities with investors in this market.

Sensitivity analysis

On December 31, 2019, there are loans and financing denominated in foreign currency and issued at fixed rates under contract "swap", changing the interest over the liability to CDI fluctuation. The Company is, therefore, exposed to CDI fluctuation. The following table presents the exposure to interest rate risks of transactions pegged to CDI, including derivative transactions (loans and financing were considered at their full amounts, since 97% of them are linked to CDI rate):

Total borrowings and financing - in local currency (note 17)	(7,404,414)
Operations in foreign currency with derivatives pegged to CDI (a)	(3,381,959)
Short-term investments (notes 6 and 7)	2,429,207
Net exposure	(8,357,166)

a) This refers to transactions involving CDI-backed derivatives to hedge the loans and financing arrangements raised in foreign currency in Brazil.

The sensitivity analysis considers the exposure of borrowings and financing (Note 17), net of short-term investments, pegged to the CDI rate (notes 5 and 6).

The tables below set out projected incremental loss that will be recognized in income statement for the following year, assuming that the current net liability exposure will remain unaltered and the following scenarios:

Description	Risk	Probable scenario	Scenario II	Scenario III
Net liability	Rate increase	4,179	(86,706)	(177,590)

The probable scenario considers future interest rates obtained at B3 for the maturity dates of the financial instruments exposed to interest rate risks. Scenarios II and III consider an increase in the interest rate of 25% (5.4% per year) and 50% (6.5% per year), respectively, over the CDI rate of 4.35% per year (probably scenario).

d)	Credit risk

Credit risk refers to risk of a counterparty not complying with its contract obligations, which would result in financial losses for the Company. The Group’s sales are made to a high number of Natura’s Consultants and this risk is managed through a credit granting process. The result of this management is reflected in the ‘Provision for doubtful accounts’ under “Trade receivables”, as explained in note 8.

The Company is also subject to credit risks related to financial instruments contracted for the management of its business, primarily represented by cash and cash equivalents, short-term investments and derivative instruments.

The Company believes that the credit risk of transactions with financial institutions is low, as these are considered by the Management as prime banks.

The policy for Short-term Investments adopted by the Company’s Management establishes the financial institutions with which the Group can do business and defines fund allocation limits and the amounts that may be invested in each of these financial institutions.

e)	Liquidity risk

Effectively managing liquidity risk implies to maintain enough cash and marketable securities, funds available through credit facilities used and the ability to settle market positions.

Management monitors the Group’s consolidated liquidity level considering the expected cash flows against unused credit facilities, as shown in the following table:

	2019	2018
Total current assets	9,430,057	6,455,759
Total current liabilities	(7,518,423)	(4,566,881)
Total net working capital	1,911,634	1,888,878

At December 31, 2019, the carrying amounts of financial liabilities, measured at amortized cost considering interest payments at a floating rate and the value of debt securities reflecting the forward market interest rates on the reporting date may be changed as floating interest rates change. Their respective original maturities, according to their original maturity and also that Company is in compliance with the contract’s covenants, are shown below:

	Less than one year	One to five years	Over five years	Total expected cash flow	Interest to be accrued	Carrying amount
Borrowings, financing and debentures	3,745,157	10,415,659	-	14,160,816	(3,374,443)	10,786,373
Lease	657,483	1,988,671	443,492	3,089,646	(572,081)	2,517,565
Payables to related parties, trade payables and reverse factoring operations	1,829,756	-	-	1,829,756	-	1,829,756

The Company also has the following credit line:

➢	Up to seventy million British pounds (£70 million), with no guarantee, that can be withdrawn in installments to meet short-term financing needs of The Body Shop International Limited. This credit line is valid through March 2021 and is renewed automatically at the discretion of The Body Shop International Limited. Interest will be paid according to LIBOR or EURIBOR + 2.0% p.a.

➢	Up to one hundred fifty million reais (R$150,000) in an unsecured credit line, which can be withdrawn in installments to meet the short-term financing needs of Natura Cosméticos S.A. This credit line is valid until January 2020. Interest would be paid at the CDI rate + 1.25% p.a.

As of December 31, 2019, the Company had not drawn down on these available credit lines.

5.3	Capital management

The Company’s objectives in managing its capital are to ensure that the Company is continuously capable of offering return to its shareholders and benefits to other stakeholders to maintain an optimal capital structure to reduce this capital cost.

The Company monitors capital based on the financial leverage ratios. This ratio corresponds to the net debt divided by the total equity. The net debt corresponds to total borrowings and financings (including short- and long-term borrowings, as shown in the consolidated balance sheet), deducted from cash and cash equivalents and short-term investments (except for “Crer para Ver” funds).

a)	Fair Value Estimate

Financial instruments that are measured at fair value at the end of the reporting period as prescribed by IFRS 13 – Fair Value Measurement follow the hierarchy below:

➢	Level 1: Evaluation based on prices quoted (unadjusted) in active markets for identical assets or liabilities. A market is considered active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s-length basis;

➢	Level 2: Used for financial instruments that are not traded in active markets (for example, over-the-counter derivatives) and whose fair value is determined using valuation techniques that, in addition to the quoted prices, included in Level 1, use other inputs adopted by the market for assets or liabilities, whether directly (i.e. prices) or indirectly (i.e. derived from prices); and

➢	Level 3: Inputs for assets or liabilities that are not based on the data adopted by the market (i.e. unobservable inputs).

As of December 31, 2019, and December 31, 2018, the measurement of Group’s derivatives falls under the Level 2 characteristics and there were no changes in levels in the period. The fair value of exchange rate derivatives (swap and forwards) is determined based on the exchange rate at the end of the reporting period, with the resulting amount being discounted to present value.

i)	Fair values of financial instruments measured at amortized cost (Level 2)

Short-term investments

The carrying amounts of the short-term investments in Certificates of Bank Deposits measured at amortized cost approximate their fair values as transactions are conducted at floating interest rates.

Borrowings, financing and debentures

The carrying amounts of borrowings, financing and debentures are measured at their amortized cost and disclosed at fair value.

Trade receivables and payables

It is estimated that the carrying amounts of trade receivables and trade payables approximate their fair values in view of the short term of the transactions conducted.

The Group does not maintain any guarantees for past-due receivables and payables.

6.	CASH AND CASH EQUIVALENT

	2019	2018
Cash and banks	3,110,220	823,656
Certificate of Bank Deposits (a)	211,261	47,341
Repurchase agreements (b)	1,192,101	344,051
	4,513,582	1,215,048

(a)       As of December 31, 2019, investments in Certificate of Bank Deposits are remunerated at an average rate of 106.9% of CDI (101.0% of CDI as of December 31, 2018) with daily maturities redeemable with the issuer itself, without significant loss of value.

(b)       Repurchase agreements are securities issued by banks with a commitment by the bank to repurchase the securities, and by the client to resell the security, at a defined rate of interest and within a predetermined term, which are backed by public or private securities (depending on the bank) and are registered with the CETIP. On December 31, 2019, repurchase operations are remunerated at an average rate of 99.9% of CDI (100.0% of the CDI on December 31, 2018).

7.	SHORT-TERM INVESTMENTS

	2019	2018
Loan investment funds	407,928	210,971
Certificate of Bank Deposits (a)	21,327	27,201
Treasury bills	374,690	574,310
Government bonds (LFT)	221,900	402,895
Dynamo Beauty Ventures Ltd. Fund (b)	7,402	-
	1,033,247	1,215,377

Current	1,025,845	1,215,377
Non-current	7,402	-

(a)	The balance on December 31, 2019, related to the “Crer para Ver” line within an Company’s exclusive fund is R$38,018 (R$26,829 on December 31, 2018).

(b)	Natura Cosméticos S.A. became member of a new venture capital vehicle - the Dynamo Beauty Ventures (DBV) fund - whose mission is to identify and invest in emerging brands in cosmetics and well-being segments, the focus on Europe and the USA, acquiring non-controlling interest in companies with tremendous growth potential and innovative business models in the long term.

The Company concentrates most of its investments in an exclusive investment fund. On December 31, 2019 the companies Natura &Co Holding S.A., Natura Cosméticos S.A., Natura Logística e Serviços Ltda, Indústria e Comércio de Cosméticos Natura Ltda., Natura Comercial Ltda., Natura Biosphera Franqueadora Ltda. and Instituto Natura have interest in shares of the Fund Essential Investment.

The value of the shares held by the Company is disclosed under "Investment Fund Exclusive" in the Company financial statements. The financial information of the Investment Fund, which the group has an exclusive interest (100 % of the shares), were consolidated, except for the shares of Instituto Natura, and the values of their portfolio were segregated by type of investment and classified as cash equivalents or short term investments, according to the accounting practices adopted by Natura Cosméticos.

The Essential is a Private Credit Multimarket Investment Fund managed, administrated and by custody of Itaú Unibanco Asset Management. Eligible assets in the portfolio are: government securities, CDBs, financial letters and repurchase agreements. There is no grace period for redemption of shares that may be redeemed at any time.

Breakdown of the exclusive fund portfolio on December 31, 2019 and December 31, 2018 is as follows:

	2019	2018
Certificates of deposit	21,327	73,268
Repurchase agreements	1,192,101	344,051
Treasury bills	374,690	574,310
Government bonds (LFT)	221,900	402,895
	1,810,018	1,394,524

8.	TRADE RECEIVABLES

	2019	2018
Trade receivables	1,793,759	1,820,823
Provision for doubtful accounts	(107,995)	(129,242)
	1,685,764	1,691,581

The balance of trade receivables in Consolidated is basically denominated in Brazilian reais, and approximately 68% of the outstanding balance as of December 31, 2019 (73% as of December 31, 2018), refers to real-denominated transactions. The remaining balance is denominated in several currencies and refers to sales by foreign subsidiaries.

Maximum exposure to credit risk at the reporting date is the carrying amount of each aging range, net of the provision for doubtful accounts, as shown in the aging list below:

	2019	2018
Current	1,501,958	1,491,773
Past due:
Up to 30 days	142,069	139,680
31 to 60 days	36,466	45,981
61 to 90 days	27,789	34,207
91 to 180 days	85,477	109,182
Provision for doubtful accounts	(107,995)	(129,242)
	1,685,764	1,691,581

8.1	Changes in the provision for doubtful accounts

The changes in the provision for doubtful accounts for the period ended December 31, 2019 are as follows:

Balance at December 31, 2017	(117,553)
Additions	(237,884)
Write-offs (a)	228,495
Exchange variation	(2,300)
Balance at December 31, 2018	(129,242)
Additions	(209,515)
Write-offs (a)	232,034
Exchange variation	(1,272)
Balance at December 31, 2019	(107,995)

(a)       Refers to accounts overdue for more than 180 days which are written off when the Company has no expectation of recovering the trade receivable and sales of customer portfolio.

8.2	Aging list of trade receivables and provision for doubtful accounts

The following table shows trade receivables by exposure to doubtful accounts on December 31, 2019 and 2018:

	2019		2018
	Trade receivables	Provision for doubtful accounts	Trade receivables	Provision for doubtful accounts
Current	1,501,958	(38,060)	1,491,773	(13.035)
Past due:
Up to 30 days	142,069	(14,311)	139,680	(15.305)
31 to 60 days	36,466	(6,663)	45,981	(12.798)
61 to 90 days	27,789	(6,333)	34,207	(13.248)
91 to 180 days	85,477	(42,628)	109,182	(74.856)
	1,793,759	(107,995)	1,820,823	(129.242)

9.	INVENTORIES

	2019	2018
Finished products	1,253,145	1,209,975
Raw materials and packaging	253,063	215,813
Promotional material	82,228	95,168
Work in progress	27,346	21,984
Provision for losses	(185,232)	(178,268)
	1,430,550	1,364,672

9.1	Changes in the provision for inventory losses

The changes in the provision for inventory losses for the year ended December 31, 2019 are as follows:

Balance at December 31, 2017	(160,010)
Additions, net (a)	(180,084)
Write-offs (b)	157,341
Exchange Variation	4,485
Balance at December 31, 2018	(178,268)
Additions, net (a)	(147,140)
Write-offs (b)	136,431
Exchange Variation	3,745
Balance at December 31, 2019	(185,232)

(a)	Refer to the recognition of net provision for losses due to discontinuation, expiration and quality, to cover expected losses on the realization of inventories, pursuant to the Group’s policy.

(b)	Consist of write-offs of products discarded by the Group.

10.	RECOVERABLE TAXES

	2019	2018
ICMS on purchase of goods (a)	434,832	420,835
Taxes on purchase of goods – subsidiaries abroad	39,475	42,198
Other taxes - foreign subsidiaries	1,825	112
ICMS on purchases of fixed assets	10,628	9,098
PIS and COFINS on purchases of fixed assets (b)	3,826	42,175
PIS and COFINS on purchase of goods(c)	280,087	194,382
Withholding PIS, COFINS and CSLL	2,378	2,085
IPI recoverable (d)	30,190	35,770
Others	1,613	1,238
	804,854	747,893

Current	395,640	379,253
Non-current	409,214	368,640

(a)  Accumulated Brazilian tax on the circulation of goods, interstate and intercity transportations and communication services (ICMS) tax credits were mainly generated from the purchases, which tax rate is higher than average sales rates and by increased exports.

(b)  Brazilian tax for the Integration Program Tax on Revenue (PIS) and Social Security Funding Tax on Revenue (COFINS)

(c)  Credits recognition related to the exclusion of the ICMS on the basis of calculation of PIS and COFINS, whose definition occurred during the financial year 2019 and credit arising from the calculation process for single-phase products.

(d)  Tax on Manufactured Products (IPI)

11.	INCOME TAX AND SOCIAL CONTRIBUTION

a)	Deferred

Deferred Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) result from temporary differences in the Group. The balance of deferred taxes on tax losses and tax loss carryforwards was also recognized in certain subsidiaries and the Company.

The amounts are as follows:

i)	Breakdown of deferred income tax and social contribution – Assets:

	2019	2018
Tax loss carryforwards and negative basis of social contribution tax	193,566	235,302
Allowance for doubtful accounts	51,151	28,215
Allowance for losses on inventories	50,593	47,509
Provision for tax, civil and labor contingencies (note 20)	53,377	68,305
Effect of changes in fair value of derivative instruments, including hedge accounting transactions (note 5.2.)	(247,163)	(177,212)
Provision for ICMS – ST (note 20)	24,659	41,129
Allowances for losses on advances to suppliers	898	2,789
Accrued benefits sharing and partnerships	17,483	14,590
Provision for profit sharing	54,427	77,912
Adjustment to useful life of assets	(118,632)	(128,367)
Provision carbon credits	8,297	4,208
Profit not realized in inventories	32,899	25,604
Provision for losses - property and intangible assets	(4,509)	9,048
INSS with Suspended Liability (note 20)	17,757	14,250
Lease	22,268	14,325
Other temporary differences (a)	60,886	55,694
Post-employment healthcare plan	33,589	26,827
Fair value of identifiable net assets in business combinations of Emeis Holdings Pty Ltd	(24,516)	(24,912)
Stock option plan	112,095	39,950
Others expenses provision	35,323	23,234
Total	374,448	398,400
Deferred income tax and social contribution assets	769,268	728,892
Deferred income tax and social contribution liabilities	(394,820)	(330,492)
Income tax and social contribution	374,448	398,400

(a)       Refers to (i) the recognition of a provision to comply with accrual-basis accounting, reflecting the actual expenses incurred in the period, but without the issuance of invoices by suppliers, and (ii) deferred revenues

Management assesses the possibility of offsetting deferred income tax assets and deferred income tax liabilities according to each jurisdiction. As a result, there is only one income tax liability position for The Body Shop International Limited.

ii)	Breakdown of deferred income tax and social contribution –Liabilities:

	2019	2018
Fair value of identifiable net assets in business combination (a)	450,561	431,534

a) The balance includes deferred income tax liability on the fair value of net identifiable assets in the acquisition of The Body Shop International Limited.

Management’s expectation is that tax credits will be realized as follows:

2020	444,258
2021	146,624
2022	83,635
2023	36,050
2024	14,963
2025 onwards	43,738
769,268

With respect to tax credits on tax loss carryforwards and temporary differences, on the foreign subsidiaries listed below are not fully recorded due to the history of lack of taxable profit and taxable profit projections for the coming fiscal years.

As of December 31, 2019, and December 31, 2018, the amounts of tax losses on these subsidiaries are shown as follows:

Tax Loss	2019	2018
Natura (France e USA)	449,378	382,971
Aesop (Substantially by operations in the US, Germany and Brazil)	46,381	47,659
The Body Shop (Operations in the US, France and Brazil)	384,757	406,556
	880,516	837,186

b)	Reconciliation of income tax and social contribution:

	2019	2018
Income / (loss) After Taxes on Company formation	304,566	-
Taxes on Company formation(c)	206,592	-
Income / (loss) before income tax and social contribution excluding Taxes on Company formation	511,158	637,405
Income tax and social contribution at the rate of 34%	(173,794)	(228,958)
Benefit of expenses with research and technological innovation - Law nº 11.196 / 05 (a)	19,228	-
Tax incentives	12,457	10,794
Subsidy for investments (b)	24,864	12,505
Effect from differences of tax rates of entities abroad	26,907	14,077
Recognition of prior-year tax losses – USA and Mexico	-	70,065
Taxation of profits of subsidiaries abroad	(60,305)	(12,694)
Unrecognized tax loss in the year	(8,893)	(11,799)
Tax Benefits of interest on equity (IOE)	37,628	40,208
Income tax contingency in international operations	(13,120)	-
Post-employment healthcare plan	-	30,082
Exercise of stock options and restricted stock plans	9,697	-
Other permanent differences	(23,769)	(49,306)
Income tax and social contribution expenses	(149,099)	(125,026)

Income tax and social contribution - current	(94,781)	(182,324)
Income tax and social contribution - deferred	(54,318)	57,298

Effective Rate- %	29.2	18.6

(a)  Refers to the tax benefit instituted by Law No. 11,196 / 05, which allows deduction directly in the calculation of income tax and the social contribution of the amount corresponding to 60% of the total expenses with research and technological innovation, observing the rules established in that Law.

(b)  The Company has ICMS tax incentives resulting from its regular operations (Investment subsidizing).

(c)  Tax on corporate formation resulted from the difference between the book value of Natura and the acquisition cost used for the purpose of contributing shares issued by Natura to the Company's capital stock (Note 22c). Management believes that, although the amount of the referred special equity reserve formed part of the taxable income for tax purposes in Brazil the nature of this amount is different from the nature of other sources of taxable income in scope of IAS 12. The key differences are that (i) the Company has not generated any taxable profits and this tax is levied essentially on the equity increase that generates the special reserve for statutory purposes; (ii) the creation of the special reserve is, in substance, a reclassification matter; (iii) the tax is levied on the entity as a result of an additional equity increase from the contribution made in the Company; and (iv) future profits of the Company as well as future and historical profits of Natura will continue to be taxed in accordance with the tax legislation. The tax on the Company’s formation was recognized in the income statement and presented as “Taxes on Company formation”.

The changes in deferred asset and liability income tax and social contribution for the period ended December 31, 2019 were as follows:

	Asset	Liability
Balance at December 31, 2017	344,153	(422,369)
Effect on profit or loss	52,384	4,914
Reserve for grant of options and restricted shares	12,167	-
Effect on other comprehensive income	26,916	-
Exchange variation on other comprehensive income	39	(51,338)
Transfer between deferred income tax and social
Contribution liability and asset	(37,259)	37,259
Balance at December 31, 2018	398,400	(431,534)
Effect on profit or loss	(67,136)	12,817
Reserve for grant of options and restricted shares	44,844	-
Effect on other comprehensive income	(31,881)	-
Exchange variation on other comprehensive income	30,221	(31,844)
Balance at December 31, 2019	374,448	(450,561)

12.	JUDICIAL DEPOSITS

Represent the restricted assets of the Group related to amounts deposited and held by the courts until the litigation to which they are related is resolved.

The judicial deposits of the Group as of December 31, 2019 and December 31, 2018 are as follows:

	2019	2018
Unaccrued tax lawsuits (a)	203,403	173,027
Accrued tax lawsuits (b)	116,415	140,750
Unaccrued civil lawsuits	2,541	2,822
Accrued civil lawsuits (note 20)	426	649
Unaccrued labor lawsuits	8,683	6,991
Accrued labor lawsuits (note 20)	5,787	9,338
Total judicial deposits	337,255	333,577

(a)  The proceedings related to these judicial deposits are mainly related to ICMS - ST, highlighted on note 19 (a) - contingent liability - possible risk of loss.

(b)  The lawsuits related to these judicial deposits are mainly related to the sum of amounts disclosed in note 20, item (b) and the amount accrued as explained in the note 19.

Changes in the balances of escrow deposits for the period ended December 31, 2019 are presented below:

Balance at December 31, 2017	319,433
New deposits	19,691
Redemptions	(13,948)
Interests	13,780
Write-offs for expenses	(5,379)
Balance at December 31, 2018	333,577
New deposits	2,542
Redemptions	(7,556)
Interests	13,352
Write-offs for expenses	(4,660)
Balance at December 31, 2019	337,255

In addition to judicial deposits, the Company has contracted performance bonds for certain lawsuits. Details of these insurance policies are presented in note 32.

13.	OTHER CURRENT AND NON-CURRENT ASSETS

	2019	2018
Marketing and advertising advances	28,669	48,429
Supplier advances	102,225	76,707
Employee advances	13,983	12,965
Rent advances and guarantee deposits (a)	96,202	96,177
Prepaid insurance expenses	29,647	7,535
Customs broker advances - Import taxes	34,932	14,866
Assets held for sale	-	160
Carbon credits	3,508	10,317
Other	39,868	47,475
	349,034	314,631

Current	265,198	263,025
Non-current	83,836	51,606

(a)	Mainly related to: (i) advances of rental agreements that were not included in the initial measurement of lease liabilities / right-of-use of the subsidiary The Body Shop International Limited, in accordance with the exemptions on IFRS 16; and (ii) security deposits for the rental of certain stores of the subsidiaries The Body Shop International Limited and Emeis Holdings Pty Ltd. which will be returned by the lessor at the end of the rental agreements.

14.	PROPERTY, PLANT AND EQUIPMENT

	Useful life range (in years)	2018	Additions	Write-offs	Reversal of impairment	Transfers	Other changes including exchange variation	2019
Cost Value:
Vehicles	2 to 5	78,072	12,463	(41,883)	-	99	(3,173)	45,578
Templates	3	203,814	1,499	(23,823)	-	10,874	192	192,556
Tools and accessories	3 to20	8,161	314	(445)	-	3,910	34	11,974
Facilities	3 to 60	310,282	49	-	-	(1,534)	975	309,772
Machinery and accessories	3 to 15	819,919	9,563	(1,259)	-	54,336	(16,108)	866,451
Leasehold improvements	2 to 20	577,217	46,869	(23,243)	(1,958)	20,645	(4,427)	615,103
Buildings	14 a 60	940,002	2,245	-	(887)	(555,221)	818	386,957
Furniture and fixture	2 to 25	362,817	40,118	(3,031)	(3,514)	16,978	(15,641)	397,727
Land	-	30,525	-	-	-	4,653	(21)	35,157
IT equipment	3 to 15	263,524	21,976	(3,902)	-	18,483	(2,853)	297,228
Projects in progress	-	103,463	204,107	(2,247)	-	(146,598)	(2,714)	156,011
Total cost		3,697,796	339,203	(99,833)	(6,359)	(573,375)	(42,918)	3,314,514

Depreciation value:
Vehicles		(31,784)	(15,832)	27,478	-	(7)	3,221	(16,924)
Templates		(191,501)	(8,314)	23,739	-	148	(10)	(175,938)
Tools and accessories		(2,954)	(687)	410	-	-	(24)	(3,255)
Facilities		(147,309)	(20,703)	-	-	1,234	(584)	(167,362)
Machinery and accessories		(379,050)	(56,617)	657	-	-	18,274	(416,736)
Leasehold improvements		(217,167)	(90,281)	19,089	-	5,292	15,696	(267,371)
Buildings		(191,422)	(7,315)	-	-	96,558	394	(101,785)
Furniture and fixture		(138,078)	(78,988)	2,734	-	(184)	20,543	(193,973)
IT equipment		(161,817)	(44,606)	3,443	-	(936)	6,635	(197,281)
Total accrued depreciation		(1,461,082)	(323,343)	77,550	-	102,105	64,145	(1,540,625)
Net total		2,236,714	15,860	(22,283)	(6,359)	(471,270)	21,227	1,773,889

Cost Value:	Useful life range (in years)	2017	Additions	Write-offs	Reversal of impairment	Transfers	Other changes including exchange variation	2018
Vehicles	2 to 5	73,775	25,215	(20,835)	-	320	(403)	78,072
Templates	3	219,402	95	(23,925)	-	7,930	312	203,814
Tools and accessories	3 to 20	6,404	57	-	-	1,499	201	8,161
Facilities	3 to 60	297,943	3,961	(223)	-	2,108	6,493	310,282
Machinery and accessories	3 to 15	783,134	11,213	(433)	-	4,807	21,198	819,919
Leasehold improvements	2 to 20	668,255	33,549	(9,477)	(128)	62,324	(177,306)	577,217
Buildings	14 to 60	965,596	440	(94)	57	9	(26,006)	940,002
Furniture and fixture	2 to 25	797,929	34,887	(585)	(2,896)	11,373	(477,891)	362,817
Land	-	30,525	-	-	-	-	-	30,525
IT equipment	3 to 15	294,401	24,488	(2,093)	582	18,460	(72,314)	263,524
Projects in progress	-	78,414	157,829	(3,214)	-	(132,542)	2,976	103,463
Total cost		4,215,778	291,734	(60,879)	(2,385)	(23,712)	(722,740)	3,697,796

Depreciation value:
Vehicles		(29,633)	(16,524)	14,065	-	10	298	(31,784)
Templates		(201,313)	(14,710)	24,567	-	4	(49)	(191,501)
Tools and accessories		(2,393)	(407)	-	-	-	(154)	(2,954)
Facilities		(128,540)	(17,333)	-	-	(1)	(1,435)	(147,309)
Machinery and accessories		(327,579)	(56,399)	257	-	-	4,671	(379,050)
Leasehold improvements		(385,286)	(82,950)	7,867	-	529	242,673	(217,167)
Buildings		(158,801)	(43,092)	-	-	-	10,471	(191,422)
Furniture and fixture		(508,942)	(89,478)	458	-	269	459,615	(138,078)
IT equipment		(196,617)	(45,426)	2,061	-	239	77,926	(161,817)
Total accrued depreciation		(1,939,104)	(366,319)	49,275	-	1,050	794,016	(1,461,082)
Net total		2,276,674	(74,585)	(11,604)	(2,385)	(22,662)	71,276	2,236,714

15.	INTANGIBLES

	Useful life range (years)	2018	Additions	Write-offs	Reversal (provision) of impairment	Transfers	Other changes including exchange variation (f)	2019
Cost value:
Software	2,5 to 10	1,089,900	83,064	(546)	-	118,442	22,230	1,313,090
Trademarks and patents (Defined useful life)	25	111,801	-	-	-	(154)	5,158	116,805
Trademarks and patents (Indefinite useful life)	-	2,040,067	-	-	-	-	131,518	2,171,585
Goodwill Emeis Brazil Pty Ltd. (a)	-	96,867	-	-	-	-	3,370	100,237
Goodwill The Body Shop International Limited (b)	-	1,348,670	-	-	-	-	85,699	1,434,369
Goodwill acquisition of The Body Shop stores	-	1,456	-				-	1,456
Relationship with retail clients	10	1,740	-	-	-	-	247	1,987
Key money (indefinite useful life) (c)	-	102,310	-	-	-	(101,001)	16,492	17,801
Key money (Defined useful life) (d)	3 to 18	48,888	-	-	2,818	(39,283)	24	12,447
Relationship with franchisees and sub franchisees (e)	15	590,588	-	(17,958)	-	(371)	30,699	602,958
Other intangible assets	2 to 10	121,697	145,483	(1,133)	-	(146,364)	(9,395)	110,288
Total cost		5,553,984	228,547	(19,637)	(2,818)	(168,731)	286,042	5,883,023

Amortization value:
Software		(483,666)	(169,174)	6,817	-	270	(3,594)	(649,347)
Trademarks and patents		(37,898)	(4,330)	-	-	154	(2,034)	(44,108)
Key money		(2,835)	-	-	-	7,336	(6,698)	(2,197)
Relationship with retail clients		(1,149)	(194)	-	-	-	(596)	(1,939)
Relationship with franchisees and sub franchisees		(55,508)	(43,150)	-	-	371	2,515	(95,772)
Other intangible assets		(22,383)	(1,601)	585	-	261	9,979	(13,159)
Total accrued amortization		(603,439)	(218,449)	7,402	-	8,392	(428)	(806,522)
Net total		4,950,545	10,098	(12,235)	2,818	(160,339)	285,614	5,076,501

	Useful life range (years)	2017	Additions	Write-offs	Reversal (provision) of impairment	Transfers	Other changes including exchange variation (f)	2018
Cost value:
Software	2,5 to 10	1,104,603	189,969	(3,702)	90	8,299	(87,663)	1,211,597
Trademarks and patents (Defined useful life)	25	103,076	610	-	-	-	8,115	111,801
Trademarks and patents (Indefinite useful life)	-	1,833,790	-	-	-	-	206,277	2,040,067
Goodwill Emeis Brazil Pty Ltd. (a)	-	91,302	-	-	-	-	5,565	96,867
Goodwill The Body Shop International Limited (b)	-	1,177,377	-	-	-	-	171,293	1,348,670
Goodwill acquisition of The Body Shop stores	-	-	1,434	-	-	-	22	1,456
Relationship with retail clients	10	1,638	-	-	-	-	102	1,740
Key money (indefinite useful life) (c)	-	57,863	3,357	(2,169)	(4,236)	17,175	30,320	102,310
Key money (Defined useful life) (d)	3 to 18	95,733	4,709	(419)	(1,985)	(1,171)	(47,979)	48,888
Relationship with franchisees and sub franchisees (e)	15	586,059	-	-	-	-	4,529	590,588
Total Cost		5,051,443	200,079	(6,290)	(6,131)	24,303	290,580	5,553,984

Amortization value:
Software		(476,269)	(156,919)	1,419	-	(1,713)	127,430	(506,049)
Trademarks and patents		(9,686)	(13,403)	-	-	-	(14,809)	(37,898)
Key money		(26,128)	(10,089)	418	-	72	32,892	(2,835)
Relationship with retail clients		(503)	(589)	-	-	-	(57)	(1,149)
Relationship with franchisees and sub franchisees		(63,248)-	(42,592)	-	-	-	50,332	(55,508)
Total accrued amortization		(575,834)	(223,592)	1,837	-	(1,641)	195,791	(603,439)
Net total		4,475,609	(23,513)	(4,453)	(6,131)	22,662	486,371	4,950,545

a)	Goodwill on Emeis Holdings Pty Ltd. acquisition, classified as future economic benefits from synergies. It does not have defined useful life and it is subject to annual impairment tests;

b)	Goodwill arising from the acquisition of The Body Shop, classified as future economic benefits from synergies. It does not have defined useful life and it is subject to annual impairment tests;

c)	Key money with an indefinite useful life refers to payments made to a former lessee for the right to rent the property in accordance with the lease agreement and which may be negotiated later with future lessees, in case the lease contract ends. This balance was considered as the scope of the lease standard (IFRS 16), applicable from January 1, 2019 (note 3.28). The balance not reclassified to the Right to Use the asset, refers to contracts that the standard exempts on the initial date as short-term contracts. The balance is not amortized and is subject to an annual impairment test;

d)	Key money with definite useful life refers to payments made to a former lessee for the right to rent the property in accordance with the lease agreement and which may not be negotiated or recovered later. This balance was considered as the scope of the lease standard (IFRS 16), applicable from January 1, 2019 (note 3.28). The balance not reclassified to the Right to Use the asset, refers to contracts that the standard exempts on the initial date as short-term contracts. The balance is amortized over the term of the contracts;

e)	The balance refers to identifiable intangible assets from relationship with The Body Shop franchisees and sub-franchisees (relationship where the franchisee owns all rights to operate within a territory) and sub-franchisees (relationship where a franchisee operate a single store within a market), with estimated useful life of 15 years; In 2019 there is a write-off related to agreements with sub-franchisees in Brazil.; and

f)	Includes inflation adjustment of Natura Argentina.

a)	Impairment testing of intangible assets as an indefinite useful life

Goodwill from the expected future profitability of acquired companies and intangibles assets with indefinite useful life was allocated to the CGU groups. In accordance with IAS 36 - Impairment of Assets, when a CGU or a group of CGUs have an intangible asset with indefinite useful life allocated, the Company must test it for impairment annually. CGU groups with intangible assets with indefinite useful life as of December 31, 2019 are presented bellows:

2019
CGU Group / Operating Segment	Trademarks and patents	Goodwill	Total

Aesop	-	100,238	100,238
The Body Shop	2,169,019	1,434,369	3,603,388
Others	2,566	-	2,566
Total	2,171,585	1,534,607	3,706,192

The main assumptions used to calculate the fair value less cost to sell on December 31, 2019 are presented below:

	Aesop	The Body Shop
Measurement of impairment value (fair value less cost of disposal)	Discounted cash flow
Projected cash flow	Operating business cycle (approximately 5 years) with perpetuity.	Operating business cycle (approximately 5 years) with perpetuity.
Budgeted gross margin	Average of gross margin based on history and projections for the following 5 years.	Average of gross margin based on history and projections for the following 5 years.
Estimated costs	Costs based on historical data and market trends, optimization of retail operations (renewal of the geographic presence of stores, revitalization of the franchise network) and physical expansion with growth in market share.
Growth rate in perpetuity (*)	Constant growth of 2.5%.	Constant growth of 2.0%.
Discount rate	These cash flows were discounted using a discount rate after taxes of 11.52% p.a. for The Body Shop and 12.34% p.a. for Aesop in real terms. The discount rate was based on the weighted average cost of capital that reflects the specific risk of each segment.

(*) Based on the inflation applicable to the host country of each segment, based on public information released by the International Monetary Fund.

The Company conducted a sensitivity analysis of (i) the discount rate and (ii) the growth rate in perpetuity, due to their potential impacts on cash flows. A 1 p.p. increase in the discount rate or a 1 p.p. decrease in the growth rate in perpetuity of the cash flow of each CGU group would not result in the need to recognize a loss. Based on the analyses conducted by Management, there was no need to record impairment losses for the balances of these assets in the year ended December 31, 2019.

16.	RIGHT OF USE AND LEASE

(a)	Right of use

	Useful life in Years (i)	First-time adoption (Note 3.28)	Additions	Write-offs	Transfers (ii)	Others changes	2019
Cost Value:
Vehicles	3	-	40,069	(146)	-	95	40,018
Machinery and equipment	3 to 10	-	14,954	(40)	-	664	15,578
Facilities	3 to 10	103,945	187,294	-	481,235	12,426	784,900
IT equipment	10	-	279	-	-	4	283
Retail stores	3 to 10	1,819,951	416,250	(76,022)	150,374	39,824	2,350,377
Tools and accessories	3	-	2,650	-	-	153	2,803
Total cost		1,923,896	661,496	(76,208)	631,609	53,166	3,193,959

Depreciation value:
Vehicles		-	(8,083)	38	-	(64)	(8,109)
Machinery and equipment		-	(4,126)	-	-	(191)	(4,317)
Facilities		-	(95,734)	-	-	(1,456)	(97,190)
IT equipment		-	(209)	-	-	(5)	(214)
Retail stores		-	(466,590)	(2,968)	-	6,226	(463,332)
Tools and accessories		-	(882)	-	-	(54)	(936)
Total accrued depreciation		-	(575,624)	(2,930)	-	4,456	(574,098)
Net total		1,923,896	85,872	(79,138)	631,609	57,622	2,619,861

i)   The applied useful lives refer to agreements the Company is certain that it will use the underlying assets of the lease agreements in accordance with contractual conditions. On January 1, 2019, they corresponded to the remaining period of the agreements in force on the date of transition of the Lease standard.

ii)   Balances of Financial Lease recorded as Property, Plant and Equipment on December 31, 2018, of which R$481,235 at the consolidated, and balances of key money of retail stores, transferred from intangible assets, in the amount of R$150,374 at the consolidated.

Values recognized in the income statement during 2019
Financial expense on lease	134,579
Amortization of right of use	575,624
Appropriation in the result of variable lease installments not included in the measurement of rental liabilities	31,023
Sublease revenue	(2,698)
Short-term rental expenses and low-value assets	126,067
Expenses related to leases	22,214
Total	886,809

Values recognized in the financing cash flow statement
Payment of leasing (principal)	497,905
Values recognized in the operating cash flow statement
Payment of leasing (interest)	134,579
Variable lease payments not included in the measurement of rental liabilities	11,199
Short-term lease payments and low-value assets	69,162
lease-related payments	26,460
Total	739,305

b)	Lease obligation

	2019	2018
Current	542,088	68,764
Non-current	1,975,477	377,471

The following table shows the changes in the balance of lease obligations for the year ended December 31, 2019:

Balance on December 31, 2018 (i)	446,235
First-time adoption of IFRS 16	1,949,739
New agreements	627,889
Payment of leasing (principal)	(497,905)
Payment of leasing (interest)	(134,579)
Recognition of financial charges	134,579
Write-offs (ii)	(86,319)
Translation effects (other comprehensive income)	77,926
Balance on December 31, 2019	2,517,565

(i)	Refers to balances of Finance Lease, in accordance with standard IAS 17 – Leases, effective until December 31, 2018; and

(ii)	Mainly related to termination contracts related to lease of stores.

Maturities of the balance of non-current lease liabilities are shown below:

	2019	2018
2021	374,746	86,638
2022	361,688	57,942
2023	358,274	55,422
2024 onwards	880,769	177,469
	1,975,477	377,471

The table below shows the rates practiced, according to the deadlines:

Contracts maturity	Rate % p.a.
1 year	1.9 to 10.5
2 years	3.9 to 9.5
3 years	5.8 to 10.6
4 years	1.9 to 11.3
5 years	6.9 to 14.0
6 years	1.9 to 10.2
9 years	8.2
10 years	13.6
15 years	9.0

17.	BORROWINGS, FINANCING AND DEBENTURES

	2019	2018	Reference
Local Currency
Financing Agency for Studies and Projects (FINEP)	101,988	135,618	A
Debentures (a)	4,251,231	4,680,665	B
BNDES	35,390	73,384	C
BNDES – FINAME	183	735	D
Working capital – Operation Peru	-	20,979	E
Working capital – Operation Mexico	31,802	10,017	F
Working capital – Operation Aesop	100,438	59,850	G
Promissory Notes	2,883,382	-	H
Total in local currency	7,404,414	4,981,248

Foreign Currency
BNDES	8,030	17,137	I
Export Credit note (NCE)	81,210	-	J
Notes	3,090,490	2,995,760	K
Resolution nº 4131/62	202,230	-	L
Total in foreign currency	3,381,960	3,012,897
Overall total	10,786,374	7,994,145

Current	3,354,355	1,113,095
Non-current	7,432,019	6,881,050

(a) Debentures
Current	246,017	934,359
Non-current	4,005,214	3,746,306

Reference	Currency	Maturity	Charges	Effective interest rate	Guarantees
A	Real	June 2023	Interest of 3.5% p.a. for the installment maturing in June 2023	3.5% p.a. for installments with expiration on June 2023	Guarantee of Natura Cosméticos S.A.
B	Real	August 2024	Interest of 109% to 112% of the CDI and 1.4% + CDI (Interbank Deposit Certificate), 1.75% + CDI, 1.00% + CDI and 1.15% + CDI, maturing in March 2020, September 2020, September 2021, September 2022 and August 2024.	109.5% - 113.1% CDI+1.15% - CDI+1.79%	None
C	Real	Through September 2021	Brazilian long-term interest rate (TJLP) + interest of 0.5% p.a. to 3.96% p.a. and fixed-rate contracts of 3.5% p.a. to 5% p.a. (PSI) (b)	TJLP + interest of 0.5% p.a. to 3.96% p.a. and fixed-rate contracts of 3.5% p.a. to 5% p.a. (PSI	Bank-issued guarantee letter
D	Real	Through March 2021	Interest of 4.5% p.a. + TJLP for contracts up to 2012 and for contracts executed as of 2013 fixed rate of 3% p.a. (PSI) (b); Contracts in August 2014 in May 2016 at fixed rate of 6% p.a. to 10.5% p.a.	Interest of 4.5% p.a. + TJLP for contracts up to 2012 and for contracts executed as of 2013 fixed rate of 3% p.a. (PSI) (b); Contracts in August 2014 in May 2016 at fixed rate of 6% p.a. to 10.5% p.a.	Fiduciary sale, guarantee of Natura Cosméticos S.A. and promissory notes
E	Peruvian Sol	July 2019	Interest of 3.99% p.a.	Interest of 3.99% p.a.	Guarantee of Natura Cosméticos S.A.
F	Mexican peso	February 2021 and October 2020	Interest of 1.15% p.a. + TIIE (c)	Interest of 1.15% p.a. + TIIE (c)	Guarantee of Natura Cosméticos S.A.
G	Australian dollar	August 2021	USD Libor + interest of 0.92% p.a.	USD Libor + interest of 0.92% p.a.	Bank-issued guarantee letter
H	Real	December 2020	2.00% + CDI	CDI + 3,11%	Real guarantee of shares alienated from Natura Cosméticos S.A.
I	Dollar	October 2020	Interest of 1,8% p.a. a 2,3% p.a. + Resolucion nº 635 (a)	Interest of 1,8% p.a. a 2,3% p.a. + Brazilian Resolution 635	Guarantee of Natura Cosméticos S.A. and bank-issued guarantee letter
J	Dollar	October 2020	Libor + interest 0.87% p.a. (a)	Libor + interest 0.87% p.a.	None
K	Dollar	February 2023	Interest of 5.375% p.a. (a)	6,1%	None
L	Dollar	May 2022	Libor +interest 1.1% p.a. (a)	Libor +interest 1.1% p.a. (a)	Guarantee of the subsidiary Indústria e Comércio de Cosméticos Natura Ltda.
(a)	Loans and financing for which swap contracts (CDI) were entered into. These loans and financing are not being shown net of their derivatives;

(b)	PSI-Investment Support Program; and
(c)	TIIE-interest rate of interbank equilibrium Mexico.

Changes in the balances of borrowings, financings and debentures for the year ended December 31, 2019 are presented below:

Balance at December 31, 2018	7,994,145
New borrowings and financing	5,346,145
Amortizations	(2,643,575)
Financial charges accrued	494,422
Payment of financial charges	(499,798)
Exchange variation (unrealized)	88,097
Exchange variation (realized)	5,903
Translation effects (other comprehensive income)	1,035
Balance at December 31, 2019	10,786,374

a)	Refers mainly reclassified leasing balances; and balances reclassified from government grants considering BNDES loans

Maturities of non-current borrowings, financing and debentures liabilities are as follows:

	2019	2018
2020	-	1,372,755
2021	2,279,759	2,226,402
2022	527,596	324,257
2023 onwards	4,624,664	2,957,636
	7,432,019	6,881,050

A description of the main bank loan and financing agreements as of December 31, 2019 is as follows:

a)	Description on bank loans and financing

i)	Debentures

On February 25, 2014, the Company conducted the 5th issuance of unsecured, registered debentures, not convertible into shares, amounting to R$ 600,000. A total of sixty thousand (60,000) debentures were issued, of which twenty thousand (20,000) debentures allotted in the 1st series, due on February 24, 2017, in the amount of R$ 214,385, twenty thousand (20,000) debentures allocated in the 2nd series, due on February 25, 2018, and twenty thousand (20,000) debentures allocated in the 3rd series, due on February 25, 2019, with remuneration corresponding to 107.00%, 107.5% and 108% of the accumulated variation of the average daily Interbank Deposits - DI, respectively.

On March 16, 2015, the Company carried out the 6th issuance of registered, non-convertible and unsecured debentures of the Company, amounting to R$ 800,000. The issuance consisted of eighty thousand (80,000) debentures, of which forty thousand (40,000) were in the 1st series, maturing on March 16, 2018, twenty-five thousand (25,000) were in the 2nd series, maturing on March 16, 2019, and fifteen thousand (15,000) were in the 3rd series, maturing on March 16, 2020, remunerated at 107%, 108.25% and 109% respectively, of the accumulated variation of the average daily rate of Interbank Deposits (DI).

On September 28, 2017, the Company carried out the 7th issuance of registered, book-entry, non-convertible, unsecured debentures, in the total amount of R$ 2,600,000. A total of two hundred and sixty thousand (260,000) debentures were issued, of which seventy-seven thousand and two hundred seventy-three (77,273) were allocated in the 1st series, with maturity on September 25, 2020, and one hundred eighty-two thousand and seven hundred twenty-seven (182,727) allocated in the 2nd series, with maturity on September 25, 2021, remunerated at CDI rate + 1.4% p.a. and CDI rate + 1.75% p.a., respectively.

On February 16, 2018, the Company carried out the 8th issuance of non-convertible and unsecured debentures, with personal guarantee, in a single series, for public distribution with restricted placement efforts, in accordance with CVM Instruction 476 of January 16, 2009 (“Issuance”, “Restricted Offering”, “Debentures”, “CVM Instruction 476”, respectively), in the aggregate amount of R$ 1,400,000, whose proceeds will be used to settle the balance promissory notes. Compensatory interest was paid in three (3) installments, starting on the issuance date, with the first payment on August 14, 2018 and other payments on February 14, 2019 and maturity date on August 14, 2019. On September 28, 2018, there was partial amortization of one billion reais (R$ 1,000,000) due to early maturity, early optional redemption and optional extraordinary amortization, established in the indenture, and remuneration corresponding to 110% of accumulated variation of daily average rates of Interbank Deposits – DI. The debt balance of the 8th issuance amounting to R$ 400,000 was settled on maturity date, that is, August 14, 2019.

On September 21, 2018, the Company carried out the 9th issuance of non-convertible unsecured debentures, with personal guarantee, in three series, for public distribution with restricted placement efforts, in accordance with CVM Instruction 476 of January 16, 2009 (“Issuance”, “Restricted Offering”, “Debentures”, “CVM Instruction 476”, respectively), in the aggregate amount of R$ 1,000,000, used in the partial early amortization of R$ 1,000,000 related to the 8th issuance. The issuance consisted of one hundred thousand (100,000) debentures, of which thirty-eight thousand and nine hundred four (38,904) were in the 1st series, maturing on September 21, 2020, thirty thousand and eight hundred thirty-one (30,831) were in the 2nd series, maturing on September 21, 2021, and thirty thousand and two hundred sixty-five (30,265) were in the 3rd series, maturing on September 21, 2022, and paying remuneration corresponding to 109.5%, 110.5% and 112%, respectively, of the cumulative variation of the average daily rates of Interbank Deposits (DI).

On July 22, 2019, the Company carried out the 10th issuance of non-convertible unsecured debentures in four series, for public distribution with restricted placement efforts, in accordance with CVM Instruction 476 of January 16, 2009 (“Issuance”, “Restricted Offering”, “Debentures” and “CVM Instruction 476”, respectively), in the aggregate amount of R$ 1,576,450. A total of one hundred fifty-seven, six hundred forty-five (157,645) registered, book-entry, non-convertible and unsecured debentures were issued in four series, without the issuance of provisory or final certificates, at a nominal unit value of ten thousand reais (R$ 10,000), of which forty thousand (40,000) were in the 1st series, maturing on August 26, 2024, nine thousand, five hundred seventy (9,570) in the 2nd series, maturing on August 26, 2024, sixty-eight thousand, six hundred twenty-three (68,623) in the 3rd series, maturing on August 26, 2024, and thirty-nine thousand, four hundred fifty-two (39,452) in the 4th series, maturing on August 26, 2024, and paying remuneration corresponding to 100% of the cumulative variation of the average daily rates of Interbank Deposits (DI) plus 1% for the 1st series and 100% of the cumulative variation of the average daily rates of Interbank Deposits (DI) plus 1.15% for other series.

The funds from the 10th issuance were used: 1st grade: full amortization of the 8th issuance of debentures in the amount of R$ 400,000, 2nd grade: partial amortization of the 3rd grade of the 6th issuance in the amount of R$ 92,820, 3rd grade: partial amortization of the 1st grade of the 7th issuance in the amount of R$ 664,090, 4th grade: partial amortization of the 1st grade of the 9th issuance in the amount of R$ 382,960.

The appropriation of costs related to the issuance of debentures in the year ended December 31, 2019 was R$ 4,760 (R$ 19,307 as of December 31, 2018), recorded on a monthly basis under financial expenses, in accordance with the effective interest rate method. Issuance costs to appropriate totaled R$ 13,354 as of December 31, 2019 (R$ 8,986 as of December 31, 2018).

ii)	Notes

On February 1, 2018, a total of US$ 750 million was raised at a rate of 5.375% p.a. from maturing on February 1, 2023, with semiannual payments in February and August.

The proceeds from the Notes issued were fully used to pay part of the liabilities of the Company arising from the 3rd issuance of 74 commercial promissory notes, in a single series, in the amount R$ 3.7 billion, which were issued to finance the acquisition of The Body Shop International Limited.

Simultaneously to the issuance of the Notes in the international market, the Company contracted derivative instruments (“swaps”) to eliminate from profit or loss the exchange variations arising from the exposures of the principal contracted and interest owed in accordance with the contractual maturities of the respective issuance.

The appropriation of costs related to the issuance of Notes in the year ended December 31, 2019 was R$ 6,737 (R$ 5,364 on December 31, 2018), recorded on a monthly basis under financial expenses, in accordance with the effective interest rate method. Issuance costs to appropriate totaled R$ 22,782 on December 31, 2019 (R$ 26,167 on December 31, 2018).

iii)	Export Credit nota (NCE)

On October 2, 2019, there was the funding of R$ 83.34 million, with the purpose of cash reinforcement, for working capital purposes, of Industria e Comércio de Cosméticos Natura Ltda. Said loan had been contracted for a period of one year, with maturity of interest quarterly and the principal at the end. The operation is linked to a perfect hedge at a cost of CDI + 0.60% p.a

Concomitant with the issuance of Export Credit Note (NCE) in the international market, the Company contracted derivative financial instruments ("swaps") in order to eliminate exchange rate variations generated by the main interest due according to the contractual maturities of the respective issuance.

iv)	Resolution nº 4131/62

The Company takes out Letter of Credit– Transfer of Funds Raised Abroad in foreign currency via Resolution 4,131/62 with financial institutions due to favorable rates under certain circumstances. The funds raised in this operation will be allocated to finance the company’s working capital.

On May 20, 2019, a total of US$ 50 million was raised at Libor + 1.1% p.a. + the exchange rate variation, with semiannual interest payments in May and November, and maturing on May 20, 2022.

v)	Promissory Notes

On December 20, 2019, the 1st issuance of Commercial Promissory Notes took place in two series, with R$ 2,200 million for the Commercial Notes of the first series, which were settled on January 14, 2020, and R$ 700 million for the Commercial Notes of the second series. The Commercial Notes were publicly distributed with restricted placement efforts, pursuant to CMV instruction No. 476 of January 16, 2009. The allocation of the resources of the first series was for the redemption of the Preferred Shares Series C, issued by the Avon. The allocation of the resources of the second series was for the payment of costs incurred in structuring the operation as well as cash reinforcement for eventual demands of the Company acquired.

The appropriation of costs related to the issuance of promissory notes in the year ended December 31, 2019 was R$ 11,135, recorded monthly under the financial expenses item according to the effective interest rate method. The balance of issuance costs to be settled as of December 31, 2019 is R$ 20,962.

b)	Contract Covenants

Debentures

The Debentures clauses establish financial indicators arising from the quotient of the net treasury debt division by EBITDA of the last 12 months, which should be equal to or lower than that established. The Company complies with such clauses.

18.	TRADE PAYABLES AND REVERSE FACTORING OPERATIONS

	2019	2018
Domestic trade payables	1,581,759	1,511,576
Foreign trade payables (a)	105,073	80,714
	1,686,832	1,592,290

Reverse factoring operations (b)	142,924	144,501

	1,829,756	1,736,791

a) Related to imports mainly denominated in US dollar, euro and pound sterling.

b) The Group has entered into contracts with Banco Itaú Unibanco S.A. for structuring, together with its major suppliers, the so-called “reverse factoring” operation, wherein suppliers transfer the right to receive their trade notes to the Bank, which, will become the creditor of the operation. This operation did not significantly change the previously agreed-upon terms, prices and conditions, and it does not affect the Company with financial charges practiced by the financial institution, on performing a thorough analysis of suppliers by category. As such, the Group discloses this operation under the heading Trade Payables and reverse factoring operations.

19.	TAX LIABILITIES

	Consolidated
	2019	2018
Ordinary ICMS	120,300	81,750
ICMS ST provision (a)	72,423	172,743
Taxes on invoicing – subsidiaries abroad	145,992	137,243
Social Security Tax (INSS) - suspension of the enforceability	50,147	40,541
Withholding tax (IRRF)	48,593	36,971
Other taxes payable - foreign subsidiaries	1,180	2,717
PIS and COFINS payable	1,207	-
INSS and service tax (ISS) payable	3,218	3,454
Others	399	-
	443,459	475,419

Judicial Deposits (note 12)	(62,356)	(63,557)

Current	320,890	310,093
Noncurrent	122,569	165,326

(a)	The Company has been discussing the illegality of changes in the state legislation for the payment of ICMS - ST. Part of the unpaid amount has been discussed in court by the Company and, in certain cases, the amounts have been deposited with the courts, as mentioned in Note 12.

20.	PROVISION FOR TAX, CIVIL AND LABOR RISKS

The Group is party to tax, labor and civil lawsuits. Management believes, based on the opinion of its legal counsel, that the provision for tax, civil and labor risks are sufficient to cover potential losses. This provision is broken down as follows:

	2019	2018
Tax	127,842	163,852
Civil	30,653	32,300
Labor	61,571	65,655
Total	220,066	261,807

Judicial deposits (note 12)	(60,272)	(87,180)

Current	18,650	20,389
Noncurrent	201,416	241,418

a)	Tax Risk

As of December 31, 2019, the Company is party to approximately 493 tax lawsuits (448 as of December 31, 2018). The balance deposited with the courts amounts to R$ 319,818 (R$ 313,777 as of December 31, 2018). Provisions are reviewed periodically based on the evolution of the lawsuits in order to reflect the best current estimate.

The following table presents the changes in balances in year ended December 31, 2019 and 2018:

	Provisions	Deposits
Balance on December, 31,2017	196,006	(24,943)
Additions	81,435	(34,209)
Reversals	(47,076)	3,681
Payments	(16,659)	-
Offset	(29,741)	-
Transfer of tax liabilities	(20,056)	(20,268)
Inflation adjustment	(824)	(1,454)
Translation effects (other comprehensive income)	767	-
Balance on December 31, 2018	163,852	(77,193)
Additions	14,497	(5,317)
Reversals	(54,168)	30,957
Payments	(1,150)	-
Inflation adjustment	4,440	(2,506)
Translation effects (other comprehensive income)	371	-
Balance on December 31, 2019	127,842	(54,059)

b)	Civil Risk

As of December 31, 2019, the Company is party to approximately 2,600 civil lawsuits (3,250 as of December 31, 2018), of which 2,387 were filed by Natura’s Consultants and consumers, most of which claiming compensation for damages. The balance deposited with the courts for the tax assessments notices above amounts to R$ 426 (R$649 as of December 31, 2018). Provisions are reviewed periodically based on the evolution of the lawsuits and the history of losses on civil claims in order to reflect the best current estimate.

The following table presents the changes in balances in year ended December 31, 2019 and 2018:

	Provisions	Deposits
Balance on December 31, 2017	27.153	(988)
Additions	51.954	(276)
Reversals	(39,071)	640
Payments	(9,709)	-
Inflation adjustment	397	(25)
Translation effects (other comprehensive income)	1.576	-
Balance on December 31, 2018	32,300	(649)
Additions	14,072	(357)
Reversals	(4,766)	579
Payments	(11,418)	-
Inflation adjustment	309	1
Translation effects (other comprehensive income)	156	-
Balance on December 31, 2019	30,653	(426)

c)	Labor risks

As of December 31, 2019, the Company is party to approximately 1,500 labor lawsuits filed by former employees and service providers (approximately 1,850 as of December 31, 2018), claiming the payment of severance amounts, possible occupational disease, salary premiums, overtime and other amounts due, as a result of joint liability, and discussion about the recognition of possible employment relationship. The provision is periodically reviewed based on the progress of lawsuits and history of losses on labor claims to reflect the best current estimate

The following table presents the changes in balances in year ended December 31, 2019 and 2018:

	Provisions	Deposits
Balance on December 31, 2017	58,887	(7,925)
Additions	44,172	(7,002)
Reversals	(31,300)	5,862
Payments	(10,096)	-
Inflation adjustment	4,773	(273)
Translation effects (other comprehensive income)	(781)	-
Balance on December 31, 2018	65,655	(9,338)
Additions	45,983	(2,411)
Reversals	(40,127)	6,282
Payments	(14,611)	-
Inflation adjustment	5,009	(320)
Translation effects (other comprehensive income)	(338)	-
Balance on December 31, 2019	61,571	(5,787)

d)	Contingent liabilities - possible losses

The Company is party to tax, civil and labor proceedings for which no provision has been set up because they involve possible risk of loss as assessed by management and its legal advisors.

As of December 31, 2019, contingent liabilities with possible risk of loss comprise 544 cases (498 at December 31, 2018), the amounts of which are presented below:

	2019	2018
Tax	3,503,392	3,265,543
Civil	61,532	63,910
Labor	77,295	115,240
Total contingent liabilities	3,642,219	3,444,693
Judicial deposits (note 12)	(136,258)	(100,754)

The main tax cases are the following:

i)	The Company is party to administrative and judicial proceedings questioning lawfulness of amendments to state legislation related to ICMS-ST collection. On December 31, 2019, the amount being disputed was R$406,002 (R$321,772 on December 31, 2018) and R$114,819 was deposited with the courts (R$80,816 on December 31, 2018).

ii)	Notices served by the Brazilian IRS claiming IPI debts arising from the tariff classification adopted by the subsidiary Indústria e Comércio de Cosméticos Natura Ltda. for certain products. A decision is expected at the administrative level. The total amount under dispute on December 31, 2019 is R$218,204 (R$209,714 as of December 31, 2018).

iii)	Tax assessment issued by the São Paulo State Finance Department against the business unit branch of subsidiary Indústria e Comércio de Cosméticos Natura Ltda., seeking collection of State VAT (ICMS) under the tax substitution (ST), which was fully collected by the recipient of the goods, his distributor establishment, Natura Cosméticos S.A. It is awaiting a decision. The total amount in dispute as of December 31, 2019 is R$521,903 (R$506,258 as of December 31, 2018).

iv)	The Company and its subsidiary, Indústria e Comércio de Cosméticos Natura Ltda, in the operations in which it operates exclusively as a distributor, discuss judicially the condition brought by Decree No. 8.393/2015, which equated the industrial, for the purposes of incidence of the Tax on Industrialized Products - IPI, the interdependent wholesale establishments that sell products provided for in the said legal provision. The total amount under discussion on December 31, 2019 is R$ 389,017 (R$ 309,611 on December 31,2018). Infringement notice related to IRPJ and CSLL, transcript on September 30, 2009 and August 30, 2013, which are intended to question the tax deductibility of the amortization of goodwill resulting from the incorporation of shares of Natura Empreendimentos by Natura Participações S.A, and subsequent incorporation of both companies by Natura Cosméticos S.A. The Company is judicially discussing the legality of decisions that inferred injunction the embargoes of declarations submitted to discuss points crucial of the judgments which, by a majority of votes, denied provision to special appeals, maintaining the tax requirement. The total amount under discussion on 31 December 2019, which the Company considers as not probable of disbursement, is R$ 1,854,369. Of this amount, R$ 1,379,189 is classified as possible loss, and R$ 475,180 as remote loss, (R$ 1,336,927 as of December 31, 2018 with possibility of loss and R$ 459,686 with a remote probability of loss).

v)	The Company seeks to legally ensure the right to fruition of tax incentives related to research activities and development of technological innovation, without observance of the restrictions imposed by the regulation of the matter, in 2011, in apparent contrary to the law that disciplines the benefit. The amount under discussion on December 31, 2019 is R$ 170,320.

e)	Contingent assets

The Company has outstanding lawsuits whose expectation of gain is probable according to the assessment of their legal advisors, but they are not registered in its Financial Statements until a favorable outcome is practically certain.

The Company and its subsidiary Indústria e Comércio de Cosméticos Natura Ltda. claim the refund of the PIS and COFINS installments collected with the inclusion of ICMS in its calculation bases from March 2004 to March 2007. The amounts adjusted for inflation involved in reclamation claims not registered as of December 31, 2019, totaled R$ 26,933 (R$ 93,321 on December 31, 2018).

The Company, based on the opinion of their legal advisors, observes IAS 37 and CIRCULAR/CVM/SNC/SEP/nº 01/2019.

21.	OTHER LIABILITIES

	2019	2018
Post-employment healthcare plan	98,792	78,904
Carbon credit	4,519	3,222
Exclusivity contract (a)	5,400	5,400
Crer para Ver (b)	51,543	28,368
Deferred revenue from performance obligations with customers (c)	76,250	63,662
Provisions for sundry expenses (d)	156,895	170,294
Provisions for rentals (e)	26,568	28,966
Provisions for apportionment of benefits and partnerships payable	7,860	11,542
Long-term incentives (f)	3,022	8,855
Fair value of operating lease (g)	-	25,843
Provision for restructuring (h)	3,401	2,004
Provision for store renovation	15,997	6,107
Other provisions	67,846	46,770
Total	518,093	479,937

Current	396,391	338,170
Noncurrent	121,702	141,767

a)	Exclusivity contract with a financial agent for a bank settlement services related to employee’s payroll. Recognized in the statement of income on a straight-line basis over the contractual terms which expires in March 2022;

b)	Social program contribution for developing the quality of education;

c)	Refers to deferral of revenue from performance obligations related to points-based loyalty programs, sale of gift cards not yet converted into products, and programs and events to honor direct selling consultants;

d)	Refers to provisions for sundry expenses to comply with the accrual method;

e)	Refers to the (grace) period granted by lessors for the start of payment of rental of certain retail stores, for rental agreements that were not included in the initial measurement of lease liabilities / right-of-use of the subsidiary The Body Shop International Limited, in accordance with the exceptions permitted under IFRS 16;

f)	Refers to the variable compensation plans of the executives of the subsidiary Aesop;

g)	Refers to fair value adjustment of lease agreements identified in the business combination carried out in the acquisition of The Body Shop. These balances were eliminated as of January 1, 2019 with the implementation of IFRS 16; and

h)	It is a provision for costs directly related to the plan for changes in organizational structure of The Body Shop, which is approved by the Management and was already implemented and announced to those affected by the restructuring.

Post-employment healthcare plan

Post-employment healthcare plan as detailed in explanatory note No. 3.20 d). The medical plan when the employee leaves the Company is closed for new inclusion of active employees. . On December 31, 2019 and 2018 respectively, the weighted average duration of the obligation is 20.8 and 16 years, and its actuarial calculation base assessed:

➢	1,175 (2018: 1,247) active employees of the companies;

➢	477 (2018: 264) retired and dependent on companies.

The actuarial liabilities were calculated as of December 31, 2019 and 2018 considering the main assumptions below:

	2019	2018

Discount rate	7.39%	9.17%
Initial rate of medical cost growth	7.17%	10.76%
Inflation rate	3.80%	4.00%
Final rate of medical cost growth	7.17%	5.04%
Growth rate of medical costs due to aging - costs	Per age range 1.54% to 4.5% p.a.	3.50%
Growth rate of medical costs by aging -contributions	0.00%	0.00%
Percentage of adherence to the plan in retirement	87.00%	89.00%
Invalidity entry board	Mercer Disability	Wyatt 85 Class 1
General mortality board	AT-2000	RP2000
Turnover board	Formula proportional to service time	T-9 service table

The Maintenance of the initial level of growth in medical cost at 3.25% real and the reduction of the discount rate from 9.17% p.a to 7.54% p.a, generated R$ 29,660 loss.

Below we present the sensitivity analysis of the Medical Inflation Rate and the Discount Rate, if the behavior of such a rate increased or reduced by 1% and its respective effect on the balance (Present Value of the Obligation) calculated on actuarial liabilities (keeping the other premises):

	Rate	Chance	VPO
Discount rate	7.39%	1% increase	81,091
Discount rate	7.39%	1% decrease	122,270
Medical inflation	7.17%	1% increase	121,259
Medical inflation	7.17%	1% decrease	81,493

Below we present the movements of actuarial liabilities for the years ended December 31, 2019 and 2018:

	2019	2018
Balance at the beginning of the year ended	(78,904)	(109,126)
Cost of the Company´s current service	(816)	(1,915)
Cost of interest	(7,125)	(9,100)
Cost of past services – change in plan	-	45,965
Expenses paid	2,427	2,302
Actuarial Gains (Losses) in other comprehensive results	(14,374)	(7,030)
Balance at the end of the year ended	(98,792)	(78,904)

22.	SHAREHOLDER’S EQUITY

a)	Issued Capital

As of December 31, 2019, the Company's share capital is R$ 1,485,436, composed of 865,660 nominal common shares, with no nominal value.

The composition of this capital is demonstrated in the table below:

Date	Description	Number of shares	Value in R$

January 21, 2019	Initial share capital	100	10
May 14, 2019	Payment of capital	-	90
November 13, 2019	Contribution of controlling shareholders in shares - exchange of shares of Natura Cosméticos for the Company	495,393,460	1,115,169,982
December 16, 2019	Contribution of cash controlling shareholders - purchase of shares of minority shareholders of Natura Cosméticos S.A.	370,266,482	370,266,482
December 31, 2019	Total shares capital subscribed and paid-up		1,485,436,564

b)	Dividend and interest on equity payment policy

The shareholders are entitled to receive every year a mandatory minimum dividend of 30% of net income, considering principally the following adjustments:

➢	Increase in the amounts resulting from the reversal, in the period, of previously recognized reserves for contingencies.

➢	Decrease in the amounts intended for the recognition, in the period, of the legal reserve and reserve for contingencies.

➢	Whenever the amount of the minimum mandatory dividend exceeds the realized portion of net income for the year, management may propose, and the General Meeting approves, allocate the excess to the constitution of the unrealized profit reserve (article 197 of Law 6,404/76).

The management board may pay or credit interest on equity in accordance with applicable law.

c)	Capital reserve

The Incorporation of Shares resulted in the issuance of Natura &Co shares by the total subscription price of R$ 1,101,013,735 corresponding to the amount attributed to Natura Cosmetics shares incorporated by Natura &Co. Of this total, the amount of R$ 370,266,482 was allocated to the share capital account and the rest, in the amount of R$ 730,478,428 was allocated to the Company's capital reserve. This incorporation of shares was approved at Natura &Co's by the Extraordinary Shareholders Meeting on November 13, 2019.

Based on the Extraordinary General Meeting held on November 13, 2019, the controlling shareholders of Natura contributed shares issued by the Company of their own, corresponding to 57.3% of the capital of Natura for investment in the Company with the same corresponding interest of Natura, as well as an additional cash amount of R$ 206,592, sufficient for the Company to pay the income tax due to the difference between the book value of Natura and the acquisition cost used for the purpose of contributing shares issued by Natura to the Company's capital stock. The recognition of this additional cash received was recorded as a special equity reserve.

The capital reserve at December 31, 2019 is R$ 1,302,990.

d)	Equity valuation adjustment - Other comprehensive income

The Company records in this account the effect of exchange rate variation on investments in foreign subsidiaries, including exchange variations in hyperinflationary economy, actuarial gains and losses from the retirees’ healthcare plan result from cash flow hedge. For exchange rate variation, the accumulated effect will be reversed into profit or loss for the year as gain or loss only in the case of investment disposal or write-off. For actuarial gains and losses, the amounts will be recognized upon actuarial liability revaluation. The cash flow hedge transactions will be transferred to profit or loss for the year when an ineffective portion is identified and/or upon termination of the relationship.

23.	SEGMENT INFORMATION

The determination of the Company’s operating segments is based on its Corporate Governance structure, which divides the business into the following segments for purposes of decision making and managerial analyses: Natura (“Natura Brazil Operation” and “Natura LATAM Operation”, includes Corporate LATAM), Aesop (includes P&L of the Holdings Natura Brazil Pty Ltd. and Natura Cosmetics Australia Pty Ltd.), The Body Shop (operation of “The Body Shop” retail stores in all continents) and Natura (Brazil) International B.V. - the Netherlands) and Others (include P&L of Natura Europa SAS – France and Natura Brasil Inc. - USA).

In addition to the segment analysis, the Company's management also analyzes its revenues at various levels, mainly through the sales channels: direct sales, operations in the retail market, e-commerce, B2B and franchises. However, segregation by this type of operation is not yet considered significant for disclosures by Management.

Net revenue by segment is as follows in the year ended on December 31, 2019:

➢	Natura Brazil Operation: 43.5%

➢	Natura LATAM Operation: 18.8%

➢	Aesop: 9.0%

➢	The Body Shop: 28.6%

➢	Others: 0.1%

The accounting practices for each segment are described in Note 3 of these financial statements of the Company for the year ended December 31, 2019.

Performance of the Company´s segments were assessed based on net operating revenue and net income for the year, excluding the effects from financial income and expenses, income and social contribution taxes, depreciation and amortization.

The tables below present summarized financial information for the segments and the geographic distribution of commercial operations of the Company as of December 31, 2019 and December 31, 2018.

a)	Operating segments

	2019
			Reconciliation to profit (loss) for the year
	Net revenue	Performance assessed by the Company	Depreciation and amortization	Financial income	Financial expenses	Income tax	Net income (loss)
Natura Brazil	6,260,779	1,269,761	(282,597)	1,845,246	(2,536,542)	(89,901)	205,967
Natura LATAM	2,742,467	379,921	(60,918)	48,087	(70,237)	(70,992)	225,861
Natura others	9,086	(46,199)	(14,010)	-	(202)	-	(60,411)
Aesop	1,303,050	350,437	(186,657)	9,337	(34,392)	(47,768)	90,957
The Body Shop	4,129,308	783,145	(573,234)	44,953	(105,890)	(41,812)	107,162
Corporate expenses (a)	-	(268,401)	-	8,161	(48,611)	(105,218)	(414,069)
Consolidated	14,444,690	2,468,664	(1,117,416)	1,955,784	(2,795,874)	(355,691)	155,467

	2018
			Reconciliation to profit (loss) for the year
	Net revenue	Performance assessed by the Company	Depreciation and amortization	Financial income	Financial expenses	Income tax	Net income (loss)
Natura Brazil	6,022,207	1,184,932	(274,013)	1,915,511	(2,439,391)	(68,239)	318,800
Natura LATAM	2,415,717	327,493	(30,850)	13,885	(60,941)	(80,446)	169,141
Natura others	9,450	-31,931	(462)	-	-	-	(32,393)
Aesop	1,064,043	162,301	(67,019)	4,608	(2,243)	(36,005)	61,642
The Body Shop	3,886,002	305,848	(217,567)	122,417	(137,134)	24,971	98,535
Corporate expenses (a)	-	(102,039)	-	-	-	34,693	(67,346)
Consolidated	13,397,419	1,846,604	(589,911)	2,056,421	(2,639,709)	(125,026)	548,379

	2017
			Reconciliation to profit (loss) for the year
	Net revenue	Performance assessed by the Company	Depreciation and amortization	Financial income	Financial expenses	Income tax	Net income (loss)
Natura Brazil	5,574,871	1,235,201	(243,276)	555,167	(955,266)	(187,935)	403,891
Natura LATAM	2,108,227	291,976	(25,628)	31,946	(30,408)	(47,338)	220,548
Natura others	6,608	(24,495)	(779)	-	-	-	(25,274)
Aesop	706,445	110,627	(47,966)	11	(1,888)	(47,240)	13,544
The Body Shop	1,456,557	228,557	(65,703)	17,268	(4,279)	(52,569)	123,274
Corporate expenses (a)	-	(99,873)	-	-	-	34,141	(65,732)
Consolidated	9,852,708	1,741,993	(383,352)	604,392	(991,841)	(300,941)	670,251

a) Corporate expenses refer substantially to the expenses (i) related to the process of acquiring the control of Avon and the corporate restructuring of the Company during the fiscal year 2019; (ii) of some administrative departments that provide services to all Group companies; and (iii) with the Group’s Operational Committee (COG), which was established to support the Company’s development, to determine and allocate funds and to identify synergies among companies controlled by the Company. These expenses were not allocated to any operating segment.

	2019				2018
	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-current assets	Total assets	Current liabilities	Non-current liabilities
Natura Brazil	4,181,261	7,618,551	2,207,944	8,119,890	3,566,311	7,450,648	2,888,073	7,651,400
Natura LATAM	349,698	1,592,912	774,521	105,423	247,131	1,190,735	636,845	16,934
Natura others	12,161	18,126	8,591	1,558	13,329	27,869	5,205	200
Aesop	1,035,432	1,442,214	274,539	592,531	413,775	768,771	235,033	81,023
The Body Shop	6,175,903	7,462,135	1,171,922	1,484,342	4,683,244	5,941,526	801,725	489,009
Corporate	-	3,050,574	3,080,906	-	-	-	-	-
	11,754,455	21,184,512	7,518,423	10,303,745	8,923,790	15,379,549	4,566,881	8,238,566

b)	Net revenue and Non-current assets by geographic region

	Net revenue	Net revenue	Net revenue	Non-current assets	Non-current assets
	2019	2018	2017	2019	2018
Asia	782,940	666,154	316,475	368,430	115,709
North America	1,750,957	919,826	857,361	981,673	272,296
South America	8,340,025	8,534,263	7,308,229	4,378,675	3,964,645
Brazil	6,324,227	6,082,896	5,624,295	4,197,258	3,704,613
Other	2,015,798	2,451,367	1,683,934	181,417	260,032
Europe	2,909,968	2,660,243	1,000,843	5,306,111	4,110,794
United Kingdom	2,115,385	1,877,475	664,858	4,678,139	3,885,666
Other	794,583	782,768	335,985	627,972	225,128
Oceania	660,800	616,933	369,800	719,566	460,346
	14,444,690	13,397,419	9,852,708	11,754,455	8,923,790

The Company has predominantly a class of products denominated as “Cosmetics”.

No individual or aggregate customer (economic group) represents more than 10% of the Company's net revenues.

24.	NET REVENUE

	2019	2018	2017
Gross revenue:
Domestic market	8,907,766	8,575,971	7,963,375
Foreign market	10,739,036	9,936,334	5,773,637
Other sales	61,302	49,657	13,864
	19,708,104	18,561,962	13,750,876

Returns and cancellations	(73,183)	(54,522)	(50,477)
Commercial discounts and rebates	(1,292,134)	(1,421,251)	(608,168)
Taxes on sales	(3,898,097)	(3,688,770)	(3,239,523)
Net revenue	14,444,690	13,397,419	9,852,708

Substantially, Natura's revenue refers to direct sales and TBS and AESOP retail sales.

25.	OPERATING EXPENSES AND COST OF SALES

Breakdown by function	2019	2018	2017
Cost of sales	4,033,454	3,782,843	2,911,077
Selling, marketing and logistics expenses	6,395,586	5,828,713	3,965,019
Administrative, R&D, IT and Project expenses	2,405,576	2,251,341	1,535,945
Total	12,834,616	11,862,897	8,412,041

Breakdown by nature

	2019	2018	2017
Cost of sales	4,033,454	3,782,843	2,911,077
Raw material/packaging material/resale	3,457,481	3,223,446	2,402,340
Personnel expenses (Note 26)	293,374	276,848	261,859
Depreciation and amortization	57,443	65,157	69,433
Others	225,156	217,392	177,445

Selling, marketing and logistics expenses	6,395,586	5,828,713	3,965,019
Logistics costs	797,055	750,238	669,657
Personnel expenses (Note 26)	1,667,202	1,656,611	1,027,690
Marketing, sales force and other selling expenses	3,164,875	3,191,895	2,142,220
Depreciation and amortization	766,454	229,969	125,452

Administrative, R&D, IT and project expenses	2,405,576	2,251,341	1,535,945
Investments in innovation	89,675	102,436	80,027
Personnel expenses (Note 26)	1,223,586	1,036,866	692,242
Other administrative expenses	798,796	817,254	575,209
Depreciation and amortization	293,519	294,785	188,467

Total	12,834,616	11,862,897	8,412,041

26.	EMPLOYEE BENEFITS

	2019	2018	2017
Payroll, profit sharing and bonuses	2,315,517	2,350,182	1,510,175
Pension Plan	93,528	41,923	7,099
Share-based payments (note 30.1)	58,855	40,505	19,136
Charges on restricted shares (note 30.1)	59,753	22,428	7,801
Health medical care, food, transportation and other benefits	253,510	177,135	197,524
Charges, taxes and social contributions	231,384	181,240	93,910
INSS	171,615	156,912	146,146
Total	3,184,162	2,970,325	1,981,791

26.1	Share-based Payment

The Board of Directors meets annually in order to establish the share-based payment plans, as approved by the Shareholders Meeting, indicating the Managers and employees who may receive stock options to purchase or subscribe to shares of the Company and the total number to be distributed.

Stock-based payment plans were originally awarded considering Natura's shares that were traded at B3. However, as part of the Corporate Restructuring (Note 1), on December 18, 2019, the Company began trading its own shares and Natura's shares ceased to be traded. As a result, Natura's shares originally granted were exchanged for Natura &Co's shares. Such a modification did not impact the executives and their shares under the respective plans.

Options granted in 2019

On April 12, 2019, the Board of Directors of Natura approved the Stock Option plan, the Restricted Stock plans and the Strategy Acceleration Stock Option plans for 2019.

On May 21, 2019, the Board of Directors approved the 2019 Share-Based Compensation Plan, based on performance indicators for 2019. This plan consists of granting common shares of the Natura to eligible employees and, unless otherwise determined by the Board of Directors, participants will fully receive the shares under the Share-Based Compensation Plan if: (i) the participant remains an employee of Natura and its subsidiaries until the 3rd anniversary of the grant date; and (ii) certain performance conditions are met. For certain participants, there is a special condition for item (i) above, in which 50% of shares under the Share-Based Compensation Plan will be acquired on the 3rd anniversary of the grant date and the remaining 50% on the 4th anniversary of the grant date.

The changes in the number of outstanding stock options and their related weighted-average prices, as well as variations in the amount of restricted shares are as follows:

Stock Option Plan and Strategy Acceleration Plan
	Average exercise price per option[1] - R$	Options (thousands)[1]
Balance on December 31, 2018	15.96	18,342
Granted	23.54	3,636
Expired	29.42	(1,132)
Exercised	14.61	(3,278)
Balance on December 31, 2019	16.51	17,568

	Restricted shares (thousands)[1]	Performance shares (thousands)[2]
Balance on December 31, 2018	2,884	-
Granted	1,328	688
Expired	(122)	-
Exercised	(998)	-
Balance on December 31, 2019	3,092	688

¹	The number of restricted shares and performance shares granted, expired and exercised are shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019.

[2]	The number of Restricted Shares and Shares per performance granted, expired and exercised are shown considering the split of shares approved at the General Meeting on September 17, 2019.

Of the 17,568 thousands ¹ options existing as of December 31, 2019 (18,342,000 options as of December 31, 2018) 604¹,000 options (3,344,000 options as of December 31, 2018) were exercised.

The options exercised in the year ended December 31, 2019, resulted in the use of 3,339,000 new shares issued and the use of 1,148,000 shares in the treasury stock balance (use of 98,000 treasury stock balance shares in the year ended December 31, 2018).

The expense related to the fair value of the options and restricted shares, including the charges related to restricted shares, recognized in the year ended December 31, 2019, according to the period elapsed for the acquisition of the right to exercise of options and restricted shares, was R$ 119,659 in the consolidated financial statements. In the year ended December 31, 2018 and 2017, the expense recognized was R$ 62,933 and R$ 26,937 in the consolidated financial statements, respectively.

Options for buying outstanding shares and restricted shares at the end of the year have the following due dates and fiscal year prices:

As of December 31, 2019 -Stock option plan

Grant date	Right acquisition conditions	Exercise price - R$	Fair value[1]	Existing options	Remaining contractual life (years)	Vested options (thousands)
March 18, 2013	4 years of service as from the grant date	37.60	6.05	565	1.2	-
March 17, 2014	4 years of service as from the grant date	25.16	4.27	133	2.2	133
March 16, 2015	From 2 to 4 years of service as from the grant date	13.60	4.85 to 5.29	226	3.3	225
July 28, 2015 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	12.90	6.20 to 6.23	1,295	3.6	-
March 15, 2016	From 2 to 4 years of service as from the grant date	12.84	7.16 to 7.43	344	4.3	143
July 11, 2016 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	11.41	6.84 to 6.89	2,640	4.6	-
March 10, 2017	From 2 to 4 years of service as from the grant date	12.59	6.65 to 6.68	741	5.3	103
March 10, 2017 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	12.59	6.87 to 6.89	2,210	5.3	-
March 12, 2018	From 2 to 4 years of service as from the grant date	16.96	7.96 to 8.21	2,059	6.3	-
March 12, 2018 (Strategy acceleration)	From 3 to 5 years of service as from the grant date	12.16 a 16.96	8.21 to 9.67	3,800	6.3	-
April 12, 2019	From 3 to 4 years of service as from the grant date	23.54	11.71 to 11.82	1,655	7.3	-
April 12, 2019 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	23.54	11.51 to 11.71	1,900	7.3	-
				17,568		604

¹	The number of restricted shares and performance shares granted, expired and exercised are shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019.

As of December 31, 2019 - restricted shares

Grant date	Right acquisition conditions	Existing stock[1]	Fair value (R$)	Remaining contractual life (years)	Vested stock (thousands) [2]
March 15, 2016	From 2 to 4 years of service as from the grant date	227	11.98 to 12.85	0.5	5
March 10, 2017	From 2 to 4 years of service as from the grant date	465	11.69 to 12.51	0.2 to 1.2	3
March 12, 2018 – Plan I	From 2 to 4 years of service as from the grant date	716	15.18 to 15.9	0.2 to 2.5	-
March 12, 2018 – Plan II	From 0.4 to 2.4 years of service as from the grant date	89	15.76 to 16.49	0.8	-
March 12, 2018 – Plan III	From 1 to 3 years of service as from the grant date	148	15.54 to 16.27	0.2 to 1.2	-
March 12, 2018 – Extraordinary Plan I	From 1 to 3 years of service as from the grant date	8	15.54 to 16.28	0.2 to 1.2	-
August 13, 2018 – Extraordinary Plan III	From 0.7 to 1.7 year of service as from the grant date	50	13.08 to 13.38	0.4	-
August 13, 2018 – Extraordinary Plan IV	From 0.8 to 1.8 v year of service as from the grant date	25	13.06 to 13.36	0.5	-
August 13, 2018 – Extraordinary Plan VI	From 1.6 to 3.6 years of service as from the grant date	75	12.24 to 13.13	0.2 to 2.2	-
April 12, 2019 – Plan I	From 2 to 4 years of service as from the grant date	821	21.62 to 22.53	1.2 to 3.3	-
April 12, 2019 – Plan II	From 1 to 3 years of service as from the grant date	468	22.14 to 22.85	0.2 to 2.3	-
		3,092			8

1 The number of restricted shares and performance shares granted, expired and exercised are shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019.

On December 31, 2019 – Performance shares

Grant date	Right acquisition conditions	Existing stock (thousands)	Fair value (R$)	Remaining contractual life (years)	Vested stock (thousands)
May 21, 2019	From 3 to 4 years of service as from the grant date and if the performance conditions are met	688	23.10 to 45.70	3.0 to 4.0	-
		688			-

1 The number of restricted shares and performance shares granted, expired and exercised are shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019.

As of December 31, 2019, the market price was R$ 38.67 already considering the stock split (R$45.00 as of December 31, 2018) per share.

Options and restricted shares were priced based on the Binomial model and performance shares were priced based on a combination of Black-Scholes-Merton and Monte Carlo models. Significant data included in the models to price the fair value of options, restricted shares and performance shares granted in the period ended December 31, 2019 was:

Stock options
	April 12, 2019	April 12, 2019
Volatility	37.77%	37.77%
Dividend yield	1.17% to 1.63%	1.63% to 1.89%
Expected life for vesting	2 to 4 years	4 to 5 years
Risk-free annual interest rate	6.88% to 7.95%	7.95% to 8.18%

	Restricted shares		Share-based performance
	April 12, 2019 – Plan I	April 12, 2019 – Plan II	May 21, 2019
Volatility	37.77%	37.77%	37.10%
Dividend yield	1.17% to 1.63%	0.92% to 1.38%	-
Expected life for vesting	2 to 4 years	1 to 3 years	3 to 4 years
Risk-free annual interest rate	6.88% to 7.95%	6.21% to 7.52%	8.08% to 8.40%

Grants made in 2018

On March 12, 2018, the Company’s Board of Directors approved the Stock Option, or Stock Subscription plan, the Restricted Share plans and 2018 Stock Option or Subscription for Strategy Acceleration plans.

On August 13, 2018, the Board of Directors of the Company approved the new extraordinary plan for the granting of restricted shares for 2018.

The changes in the number of outstanding stock options and their related weighted-average prices, as well as variations in the number of restricted shares are as follows:

	Stock Option Plan and Strategy Acceleration Plan
	2018		2017
	Average exercise price per share - R$	Options (thousands)	Average exercise price per share - R$	Options (thousands)
Balance at beginning of year	33.15	7,204	36.17	6,381
Granted	31.55	3,057	26.07	1,699
Expired	40.37	(992)	44.81	(866)
Exercised	27.31	(98)	28.09	(10)
Balance at end of year	31.92	9,171	33.15	7,204

	Restricted shares (thousands)
	2018	2017	2016

Balance at beginning of year	1,059	875	510
Granted	809	453	512
Expired	(118)	(134)	(120)
Exercised	(308)	(135)	(18)
Balance at end of year	1,442	1,059	884

From the 9,171 outstanding options as of December 31, 2018 (7,204 outstanding options as of December 31, 2017 and 6,381 outstanding options as of December 31, 2016), 1,672 options (1,376 outstanding options as of December 31, 2017 and 1,692 outstanding options as of December 31, 2016) are vested. The options exercised during the year ended December 31, 2018 resulted in the use of 98,000 treasury shares (10,000 options exercised during the year ended December 31, 2017 and no options exercised during the year ended December 31, 2016).

The expense related to the fair value of stock options and restricted shares, including social security and related expenses calculated over restricted shares, recognized in the year ended December 31, 2018, according to the period elapsed for entitlement to exercise the options and restricted shares, was of R$ 62,933 (expenses totaled R$ 26,937 as of December, 2017 and R$ 11,367 for December 31, 2016)

The stock options outstanding and the restricted shares at the end of the year have the following vesting dates and exercise prices:

As of December 31, 2018 -Stock option plan

Grant date	Right acquisition conditions	Exercise price - R$	Fair value	Existing options	Remaining contractual life (years)	Vested options (thousands)
March 23, 2011	4 years of service as from the grant date	65.88	16.45	351	0.5	351
March 18, 2013	4 years of service as from the grant date	71.99	12.10	364	2.5	364
March 17, 2014	4 years of service as from the grant date	48.17	8.54	455	3.5	455
March 16, 2015	From 2 to 4 years of service as from the grant date	27.59	9.70 to 10.57	617	4.3	392
July 28, 2015 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	26.18	12.40 to 12.46	1,100	4.6	-
March 15, 2016	From 2 to 4 years of service as from the grant date	26.06	14.31 to 14.85	327	5.3	109
July 11, 2016 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	23.21	13.67 to 13.78	1,320	5.6	-
March 10, 2017	From 2 to 4 years of service as from the grant date	25.57	13.31 to 13.35	536	6.3	-
March 10, 2017 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	25.57	13.73 to 13.78	1,105	6.3	-
March 12, 2018	From 2 to 4 years of service as from the grant date	34.32	15.92 to 16.41	1,096	7.3	-
March 12, 2018 (Strategy acceleration)	From 3 to 5 years of service as from the grant date	25.57 to 34.32	16.41 to 19.34	1,900	7.3	-
				9,171		1,671

As of December 31, 2018 - restricted shares

Grant date	Right acquisition conditions	Existing stock	Fair value	Remaining contractual life (years)	Vested stock (thousands)
March 16, 2015	From 2 to 4 years of service as from the grant date	122	20.42 to 22.27	0.2	7
March 15, 2016	From 2 to 4 years of service as from the grant date	232	23.97 to 25.70	0.2 to 1.2	11
March 10, 2017	From 2 to 4 years of service as from the grant date	365	23.39 to 25.02	0.2 to 2.2	-
March 12, 2018 – Plan I	From 2 to 4 years of service as from the grant date	373	30.37 to 31.80	1.2 to 3.2	-
March 12, 2018 – Plan II	From 0.4 to 2.4 years of service as from the grant date	89	31.52 to 32.99	0.6 to 1.6	-
March 12, 2018 – Plan III	From 1 to 3 years of service as from the grant date	111	31.08 to 32.55	0.2 to 2.2	-
March 12, 2018 – Extraordinary Plan I	From 1 to 3 years of service as from the grant date	6	31.09 to 32.56	0.2 to 2.2	-
March 12, 2018 – Extraordinary Plan II	From 0.5 to 1.5 year of service as from the grant date	10	32.14 to 32.87	0.7	-
August 13, 2018 – Extraordinary Plan III	From 0.7 to 1.7 year of service as from the grant date	50	26.17 to 26.76	0.4 to 1.4	-
August 13, 2018 – Extraordinary Plan IV	From 0.8 to 1.8 v year of service as from the grant date	25	26.13 to 26.72	0.5 to 1.5	-
August 13, 2018 – Extraordinary Plan V	From 1 to 2 years of service as from the grant date	20	26.04 to 26.65	0.6 to 1.6	-
August 13, 2018 – Extraordinary Plan VI	From 1.6 to 3.6 years of service as from the grant date	39	24.49 to 26.26	1.2 to 3.2	-
		1,442			18

As of December 31, 2017 -Stock option plan

Grant date	Right acquisition conditions	Exercise price - R$	Fair value	Existing options	Remaining contractual life (years)	Vested options (thousands)
March 19, 2010	4 years of service as from the grant date	54.49	10.82	287	0.2	287
March 23, 2011	4 years of service as from the grant date	63.60	16.45	422	1.2	422
March 18, 2013	4 years of service as from the grant date	69.49	12.10	401	3.3	401
March 17, 2014	4 years of service as from the grant date	46.50	8.54	531	4.3	266
March 16, 2015	From 2 to 4 years of service as from the grant date	28.09	9.70 to 10.57	710	5.3	236
July 28, 2015 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	26.68	12.40 to 12.46	1,266	5.7	-
March 15, 2016	From 2 to 4 years of service as from the grant date	26.55	14.31 to 14.85	359	6.3	-
July 11, 2016 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	23.70	26.96	1,540	6.6	-
March 10, 2017	From 2 to 4 years of service as from the grant date	26.07	13.31 to 13.35	583	7.3	-
March 10, 2017 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	26.07	13.73 to 13.78	1,105	7.3	-
				7,204		1,612

As of December 31, 2017 - restricted shares

Grant date	Right acquisition conditions	Existing stock	Fair value	Remaining contractual life (years)	Vested stock (thousands)
March 16, 2015	From 2 to 4 years of service as from the grant date	267	20.42 to 22.27	0 to 5.3	-
March 15, 2016	From 2 to 4 years of service as from the grant date	374	23.97 to 25.70	6.3	-
March 10, 2017	From 2 to 4 years of service as from the grant date	419	23.39 to 25.02	7.3	-
		1,060			-

27.	FINANCIAL INCOME (EXPENSES)

	2019	2018	2017
FINANCIAL INCOME:
Interest on short-term investments	83,115	129,296	164,442
Gains on monetary and exchange rate variations (a)	854,025	477,297	176,450
Gains on swap and forward transactions (c)	961,185	1,323,470	34,055
Gains on fair value adjustment of swap and forward derivatives	1,709	2,760	606
Effect of joining the Special Program for Tax Regularization (PERT) - law 13.496/ 17	-	-	70,348
Reversal of the monetary update of provision for tax risks and tax obligations	25,469	89,151	129,770
Other financial income	30,281	34,447	28,721
	1,955,784	2,056,421	604,392
Financial expenses:
Interest on financing	(503,040)	(631,475)	(387,658)
Interest on leases	(134,579)	-	-
Losses on monetary and exchange rate variations (b)	(937,925)	(1,073,549)	(141,499)
Losses on swap and forward transactions (d)	(964,116)	(794,504)	(161,802)
Loss on fair value adjustment of swap and forward derivatives	(1,452)	(2,197)	-
Inflation adjustment of provision for tax, civil and labor risks and tax liabilities	(13,822)	(22,026)	(89,792)
Fair value adjustment to Derivatives	-	-	(27,400)
Taxes on remittance of funds abroad for the acquisition of The Body Shop	-	-	(14,218)
Debt structuring expense for acquisition of The Body Shop (e)	-	-	(60,919)
Effect of reclassification of governmental grant	-	-	(29,976)
Appropriation of funding costs (debentures and notes)	(22,671)	(37,400)	-
Adjustment for hyperinflationary economy (Argentina)	(13,947)	(25,066)	-
Debt structuring expenses for acquisition of Avon	(115,781)	-	-
Other financial expenses	(88,541)	(53,492)	(78,577)
	(2,795,874)	(2,639,709)	(991,841)

Financial income (expenses)	(840,090)	(583,288)	(387,449)

The objective of the breakdowns below is to explain more clearly the foreign exchange hedging transactions contracted by the Company and the related balancing items in the income statement shown in the previous table:

	2019	2018	2017
(a) Gains on monetary and exchange rate variations	854,025	477,297	176,450
Gains on exchange rate variation on loans, financing and debentures	677,462	402,345	159,952
Exchange rate variation on imports	11,221	6,385	-
Exchange rate variation on export receivables	26,144	42,901	2,746
Exchange rate variation on accounts payable to subsidiaries abroad	132,397	25,666	13,752
Exchange variations of Demand Deposits in foreign currency	6,801	-	-

(b) Losses on monetary and exchange rate variations	(937,925)	(1,073,549)	(141,499)
Losses on exchange rate variation on loans, financing and debentures	(768,939)	(996,034)	(124,753)
Exchange rate variation on imports	(33,718)	(40,140)	(27)
Exchange rate variation on export receivables	(23,393)	(18,323)	-
Exchange rate variation on accounts payable to subsidiaries abroad	(86,764)	(13,075)	-
Exchange rate variation on financing	(297)	(5,977)	(16,719)
Exchange variations of Demand Deposits in foreign currency	(24,814)	-	-

(c) Gains on swap and forward transactions	961,185	1,323,470	34,055
Revenue from swap exchange coupons	182,897	170,555	29,091
Gains from exchange variations on swap instruments	778,288	1,152,915	4,964

(d) Losses on swap and forward transactions	(964,116)	(794,504)	(161,802)
Losses on exchange rate variation on swap instruments	(690,409)	(402,708)	(39,287)
Financial costs of swap instruments	(273,707)	(391,796)	(122,420)
Loss on interest rate swap	-	-	(95)

(e) Other financial expenses	-	-	(60,919)
Expenses with debt structuring for acquisition of The Body Shop, resulting from the change of loan facility agent	-	-	(60,919)

28.	OTHER OPERATING INCOME (EXPENSES), NET

	2019	2018	2017
Others operating income, net
Result on write-off of property, plant and equipment	6,098	1,188	(25,623)
ICMS-ST (b)	42,336	(27,126)	(33,784)
BNDES, FINAME and FINEP subsidy	-	-	29,976
Exclusion of ICMS from PIS/COFINS base (g)	52,631	57,242	197,230
PIS/COFINS credit (e)	42,983	-	-
Reversal of IPI – equal commercial rights	-	-	133,595
Sale of customer portfolio (c)	23,092	16,254	28,701
Tax contingencies	21,402	(706)	(38,765)
ICMS credit	-	2,290	7,785
Tax credits - taxation change (e)	-	23,677	-
Reintrega credits	-	3,058	-
Total Other operating income	188,542	75,877	299,115

Others expenses operating income, net
Crer para Ver (a)	(36,156)	(29,686)	(22,771)
Initial costs of acquisition of The Body Shop	-	-	(87,106)
Initial costs of acquisition of Avon (f)	(141,348)	-	-
Transformation Plan (d)	(51,520)	(98,465)	-
Other operating expenses	(8,829)	12,329	(37,550)
Total other operating expenses	(237,853)	(115,822)	(147,427)
Other operating income (expenses), net	(49,311)	(39,945)	151,688

a)	Allocation of operating profit from sales of “Crer para Ver” line of non-cosmetic products to Natura Institute, specifically directed to social projects for developing the quality of education.

b)	Refers to the requirement of ICMS tax substitution, for different states, see details in note 20. During 2019 fiscal year, provisions were reversed due to the revision of the likelihood of loss of certain States.

c)	Refers to the revenue from the sale of securities portfolio of customers past due over 180 days, net of legal costs with lawsuits filed by debtors against the company acquiring the portfolio. Proceeds from the sale of portfolio, as well as reimbursement of legal costs, are received after write-off of overdue securities.

d)	Expenses related to the implementation of the transformation plan of The Body Shop, which is supported by five pillars, namely: (1) renewal of the brand; (2) optimization of retail operations; (3) improvement of omni-channel; (4) improvement of operating efficiency; and (5) redesign of the organization.

e)	Tax credits from prior periods related to the change in PIS and COFINS taxation in 2019.

f)	Refers to expenses related to the acquisition process of Avon, of which stand out: expenses with financial structuring (R$108,266), legal expenses (R$63,138) and regulatory expenses (R$40,891).

g)	The Company and its subsidiary Indústria e Comércio de Cosméticos Natura Ltda. are currently litigating the non-inclusion of ICMS in the PIS and COFINS contributions calculation base. Since 2007, the Company is legally authorized to pay contributions excluding ICMS, but the balance ICMS has been provisioned for as Taxes Payable. On September 30, 2017, based on the conclusion from the judgment made by the Plenary Session of the Federal Supreme Court on the Extraordinary Appeal, with general repercussion in society, which ruled unconstitutional the inclusion of ICMS in the PIS and COFINS calculation base, the Company reverted the tax obligation. On December 31, 2019, the Company recognized principal credit of R$52,631, which is no longer a contingent asset, arising from the final and unappealable decision (see note 10).

29.	EARNINGS PER SHARE

29.1. Basic

Basic earnings per share are presented based on the predecessor accounting method as described in Note 2a. The number of shares issued by Natura &Co as a result of the Corporate Structuring is reflected retroactively to January 1, 2017 for the purpose of calculating earnings per share in all periods presented.

	2019	2018	2017
Net income attributable to owners of the Company	155,467	548,379	670,251
Number of existing shares at the end of restructuring	865,660,042	865,660,042	865,660,042
Basic earnings per share - R$	0.1796	0.6335	0.7743

29.2. Diluted

Diluted earnings per share are calculated by adjusting the number of shares at the end of the restructuring, using the predecessor cost accounting practice, supposing that all potential common shares that would cause dilution are converted. The Company has only one category of common shares that would potentially cause dilution: the stock options, restricted actions and strategy acceleration.

	2019	2018	2017
Net income attributable to owners of the Group	155,467	548,379	670,251
Number of existing shares at the end of restructuring	865,660,042	865,660,042	865,660,042
Adjustment for stock options and restricted shares (a)	8,124,575	1,529,528	1,282,312
Weighted average number of common shares for diluted earnings per share calculation purposes	873,784,617	867,189,570	866,942,354
Diluted earnings per share - R$	0.1779	0.6324	0.7731

(a)	The number of shares and earnings per share already consider the stock split on September 17, 2019 and their retrospective effects.

On December 13, 2019, after consummation of the Corporate Structuring accordance with its terms, to approve the relationship of participants and the quantities of grantees of restricted shares and/or purchase options to participants under each of the Plans, under the same terms and conditions as the grants currently having in Natura, respecting the necessary adaptations and adjustments in order to enable the migration of such grants to the Company, including with respect to the status of compliance with the conditions for full acquisition of such rights(vesting),as if the grants within the Company had been made on the same date on which they were made at Natura and were a continuation of the grants originally made at Natura as provided for in the respective grants contracts originally signed between each of these participants and Natura, which are already migrated and transferred to the Company, in order to continue the grants previously held by such participants in Natura.

At December 31, 2019, a total of 865,660 existing options, were not considered in the calculation of diluted earnings per share due to the fact that the exercise price is higher than average market price of the common shares during the year ended on those dates, therefore there was no dilution effect.

30.	RELATED-PARTY TRANSACTIONS

The Natura Institute holds shares in the investment fund Fundo de Investimento Essencial, and on December 31, 2019 the balance was R$ 3,766 (R$ 2,228 on December 31, 2018).

On June 5, 2012, an agreement was entered into, still present, between Indústria e Comércio de Cosméticos Natura Ltda. and Bres Itupeva Empreendimentos Imobiliários Ltda., (“Bres Itupeva”), for the construction and lease of processing, distribution, storage (HUB), in the city of Itupeva / SP a distribution center (HUB), in the city of Itupeva/SP. In 2019, Bres Itupeva granted its credits to BRC Securitizadora S/A, to which Natura makes monthly payments. Mr. Guilherme Peirão Leal and Mr. Pedro Luiz Barreiros Passos, members of the group of controlling shareholders of Natura Cosméticos S.A., indirectly hold controlling interests in Bres Itupeva. The amount involved in the registered transaction is recorded under “Right of Use” of "Buildings" in the amount of R$ 44,244 (R$ 49,136 under “Builds” of Property, Plant and Equipment as of December 31, 2018).

Natura Cosméticos S.A. and Raia Drogasil S.A. entered into a purchase and sale agreement and other covenants for selling products in Raia and Drogasil. Mr. Guilherme Peirão Leal and Mr. Pedro Luiz Barreiros Passos, members of the Natura Cosméticos S.A. control block, indirectly hold shareholding interest in Raia Drogasil S.A.

In the period ended September 30, 2019, Natura Cosméticos S.A. and its subsidiary transferred to the Natura Institute, in the form of a donation associated with maintenance, the amount of R$ 1,500 corresponding to 0.5% of net income for the prior fiscal year, and a donation associated with the net sales of products in the Natura Crer Para Ver line, in the amount of R$ 23,000 (R$ 25,289 on December 31, 2018).

30.1. Key management personnel compensation

The total compensation of the Company’s Management is as follows:

	2019			2018			2017
	Compensation			Compensation			Compensation
	Fixed	Variable	Total	Fixed	Variable	Total	Fixed	Variable	Total
	(a)	(b)		(a)	(b)		(a)	(b)
Board of Directors	22,056	30,919	52,975	13,141	24,860	38,001	8,700	7,300	16,000
Officers	32,963	42,142	75,105	32,739	68,540	101,279	24,681	46,729	71,410
	55,019	73,061	128,080	45,880	93,400	139,280	33,381	54,029	87,410

a)	The item “Officers” includes the amount of R$536 referred to the amortization of the Confidentiality and Non-Compete Agreement during the fiscal year ended December 31, 2019 (R$1,946 in the fiscal year ended December 31, 2018).

b)	Refers to profit sharing, on an accrual basis, net of reversals, regarding the Restricted Stock Plan and Strategy Acceleration Program, including charges, as applicable, to be determined in the year. The amounts include additions to and/or reversals of provisions made in the previous year, due to final assessment of the targets established for board members and officers, statutory and non-statutory, in relation to profit sharing.

30.2. Share-based payments

Breakdown of the Company officers and executives’ compensation:

	Grant of options
	2019			2018			2017
	Stock option balance (number)1 (a)	Average fair value of stock options[1] – R$	Average exercise price[1] - R$ (b)	Stock option balance (number) 1 (a)	Average fair value of stock options[1] – R$	Average exercise price[1] - R$ (b)	Stock option balance (number) 1 (a)	Average fair value of stock options[1] – R$	Average exercise price[1] - R$ (b)
Officers	13,059,677	8.40	16.51	11,156,406	7.47	15.96	9,835,148	6.22	16.58

	Restricted shares
	2019		2018		2017
	Stock option balance (number)1 (a)	Average exercise price[1] - R$ (b)	Stock option balance (number)1 (a)	Average exercise price[1] - R$ (b)	Stock option balance (number)1 (a)	Average exercise price[1] - R$ (b)
Officers	1,012,641	19.23	751,794	14.81	562,390	11,68

¹ The number of stock options granted, expired and exercised and their respective fair values are shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019.

a)	Refers to the balance of the options and restricted shares ripe ("vested") and mature ("unvested"), not carried out, at the balance sheet dates.

b)	Refers to the weighted-average exercise price of the option at the time of the stock option plans, adjusted for interest based on the Extended Consumer Price Index (IPCA) through the end of the reporting period. The new Stock Option Plan implemented in 2015, include no monetary adjustment.

31.	COMMITMENTS

31.1. Contracts related to supply of inputs

The subsidiary Indústria e Comércio de Cosméticos:

➢	Agreements that started in 2017 and effective up to 2019, with the value of Megawatts/h between R$ 177 and R$ 302.

➢	Agreements that started in 2018 and effective up to 2020, with the value of Megawatts/h between R$ 265 and R$ 363.

➢	Agreements that started in 2019 and effective up to 2022, with the value of Megawatts/h between R$ 155 and R$ 305.

➢	Agreements that started in 2020 and effective up to 2022, with the value of Megawatts/h between R$ 204 and R$ 238

The amounts are carried based on electric power consumption estimates in accordance with the contract period, whose prices are based on volumes, also estimated, resulting from the subsidiary’s continuous operations.

Total minimum supply payments, measured at nominal value, according to the contract, are:

	2019	2018	2017
Less than one year	17,918	1,268	1,406
Between one and five years	13,160	4,940	-
Total	31,078	6,208	1,406

32.	INSURANCE

The Group has an insurance policy that considers principally risk concentration and materiality, taking into consideration the nature of its activities and the opinion of its insurance advisors. As of December 31, 2019, insurance coverage is as follows:

		Amount insured
Item	Type of coverage	2019	2018
Industrial complex and administrative sites	Any damages to buildings, facilities, inventories, and machinery and equipment	2,322,801	2,269,660
Vehicles	Fire, theft and collision for 818 vehicles (936 in 2018)	212,027	204,329
Loss of profits	No loss of profits due to material damages to facilities buildings and production machinery and equipment	1,582,000	1,409,278
Transport	Damages to products in transit	32,309	31,193
Civil liability	Protection against error or complaints in the exercise of professional activity that affect third parties	532,510	514,430
Environmental liability	Protection against environmental accidents that may result in environmental lawsuits	30,000	30,000

33.	ADDITIONAL STATEMENTS OF CASH FLOWS

The following table presents additional information on transactions related to the cash flow statement:

	2019	2018	2017
Non-cash items
Hedge accounting, net of tax effects	70,569	51,165	9,172
Finance lease of new administrative building	-	-	8,739
Dividends and interest on equity declared and not yet paid	110,671	111,449	213,840
Net effect of acquisition of property, plant and equipment and intangible assets not yet paid	(18,645)	6,797	1,875

34.	SUBSEQUENT EVENTS

34.1. Acquisition of Avon

In continuity of the steps 1 and 2 (described in Note 1a), on January 3, 2020 all the conditions for the conclusion of the Transaction occurred. Nectarine Merger Sub II merged with and into Avon, with Avon surviving the merger. Subsequently, Nectarine Merger Sub I merged with and into Natura &Co Holding S.A., with Natura &Co Holding S.A. surviving the merger. Following the mergers, on the same date, Avon became a wholly owned direct subsidiary of the Company, and the former Avon shareholders became shareholders of the Company.

As a result, the Company acquired control of Avon and the acquisition will be accounted for under the acquisition method of accounting.

Transaction costs incurred by Natura through the completion of the transaction on January 3, 2020, are amounted to proximately R$ 112 million, which were expensed as incurred.

The following table summarizes the preliminary fair value calculation of the consideration transferred on January 3, 2020.

In millions of R$, except for the number of shares
Number of Avon common shares outstanding as of January 3, 2020	536,383,776
Multiplied by the Exchange Ratio of 0.600 Natura &Co shares per each Avon common share	321,830,266
Multiplied by the market price of Natura &Co shares on January 3, 2020	41.00
Consideration in the issuance of shares	13,195
Consideration transferred adjustment (*)	171
Fair value of estimated consideration to be transferred	13,366

(*) Related to the effects of eventual replacement and settlement of share-based payment plans of Avon.

The Company is in the process of allocating the fair value of the consideration transferred to the identifiable assets and liabilities acquired also at fair value. The table below shows the Company’s preliminary allocation of the consideration transferred and the resulting goodwill. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences may be material.

The provision for contingencies amount shown in the table below corresponds to the historical amount recorded by Avon, since the Company is still in the process of estimating their fair value as well as identifying additional contingencies that may be required to be recorded in accordance with the provisions of paragraph 23 of IFRS 3 , i.e., contingencies that: (i) represent a present obligation arising from past events and (ii) can be reliably measured.

The following table summarizes the preliminary allocation of the consideration transferred on January 3, 2020.

In millions of R$
Total estimated consideration to be transferred:	13,366
(-) Fair value of acquired assets:
Cash and cash equivalent	2,636
Accounts receivable	1,135
Inventories	1,942
Other current assets	1,055
Assets held for sale	185
Property, plant and equipment	2,884
Income tax and deferred social contribution	667
Assets of right of use	580
Other non-current assets	475
Judicial deposits	284
Recoverable taxes	516
Employee benefit plan	553
Intangible	5,709
(+) Fair value of liabilities assumed:
Current Liabilities	6,094
Provision for contingencies	651
Long-term debt	7,082
Leasing	586
Deferred taxes	672
Other liabilities	809
(-) Net Assets	2,727

Non-controlling interest	28

Estimated preliminary goodwill	10,667

Goodwill represents the stronger market position and geographic regions that will result in a more diversified and balanced global portfolio, as well as future expected profitability and operational synergies such as supply, manufacturing, distribution and efficiency of the administrative structure and revenue growth.

34.2 Impacts of Convid-19

As of the date of this consolidated financial statement, the Company’s Management cannot predict the extent and duration of the measures adopted by governments in the countries in which the Company has operations and, therefore, cannot predict the direct and indirect impacts of COVID-19 on its business, results of operations and financial condition, including:

•	the impact of COVID-19 on our financial condition and results of operations, including trends and the overall economic outlook, capital and financial resources or liquidity position;

•	how future operations could be impacted;

•	the impact on costs or access to capital and funding resources and on ability to meet the covenants of credit agreements;

•	if the Company could incur any material COVID-19-related contingencies;

•	how COVID-19 could affect assets on the balance sheet and the ability to timely record those assets;

•	the anticipation of any material impairments, increases in allowances for credit losses, restructuring charges or other expenses;

•	any changes in accounting judgements that have had or are reasonably likely to have a material impact on this financial statement;

•	the impact on the demand for the Company’s products;

•	the impact on the Company’s supply chain;

•	the impact on the relationship between costs and revenues; and

•	other unforeseen impacts and consequences.

However, based on the uncertainties described above, the Company is closely monitoring the evolution of the pandemic caused by COVID-19. The Company created Crisis Committees on several areas, including key Company’s employees to monitor, analyze and decide the actions to minimize impacts, ensuring the continuity of operations and promote health and safety for all people involved in the Company’s operations.

As of the date of the approval to issue this Company’s financial statement, since the beginning of the virus spread, and the consequent restrictive measures imposed by governments, such as closing non-essential trade and restricting the movement of people at borders, the Company has implemented some measures in all its operations, aligned with the government’s measures:

•	Incentive to the Company’s employees to work remotely and adoption of essential criteria to limit industrial and logistical operations;

•	Adoption of new security measures for operational workers, such as wear masks and procedures to leave people in a security distance between each other;

•	Stores closure, where and when required by the authorities;

•	Replanning sales cycles, prioritizing personal care items;

•	Speeding up the digitization of sales channels;

•	Wide dissemination of the digital magazine;

•	Change the minimum order criteria, initial kits and increased deadline for consultants’ payments; and

•	Daily monitoring of suppliers to ensure supply.

In addition to these measures, there is a Crisis Committee focused on finance impacts, which monitors the Company's financial health, focusing on cash, covenants and results, proposing actions to minimize the inevitable reduction in sales. Among these actions, there are:

•	Cut discretionary expenses, such as consultancies and events;

•	Freezing the hires and salary increases;

•	Marketing expenses reduction;

•	Consumer discounts reduction;

•	Reductions in travel expenses;

•	Capital expenditures reduction; and

•	Negotiation with suppliers to extend payment terms.

The promissory notes issued by Natura &Co Holding on December 20, 2019 contain a covenant requiring the Company to maintain a certain indebtedness leverage ratio that required measurement in June 2020, however, as a result of COVID-19 impacts, the creditors of such notes have waived the requirement to measure such indebtedness ratio in June 2020.

The effects of the incentive plan that some governments are announcing, are also being monitored and included in the management’s projections.

The actions and decisions above are constantly under review by the management and the Committees, according to the global scenarios’ evolution.

34.1. Promissory notes issuance

The Company, as approved by the Board of Directors on April 29, 2020, issued on May 4, 2020, a single series of Promissory Notes in a total amount of R$ 500 million, with an interest rate of 100% of the CDI variation plus a spread of 3.25% p.a. and maturity date on date on May 4, 2021. At the same date, Natura Cosméticos S.A. issued a Promissory Notes in a total amount of R$ 250 million, with an interest rate of 100% of the CDI variation plus a spread of 3.25% p.a. and maturity date on date on May 4, 2021.

35.	APPROVAL OF FINANCIAL STATEMENTS

The Company’s financial statements were approved by the Board of Directors and authorized for issue at the meeting held on May 6, 2020.