Form 20-F
period 2020-12-31
Natura &Co Holding S.A.
filed 2021-04-19
CIK 1776967

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to ________.

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-39169

Natura &Co Holding S.A.
(Exact name of Registrant as specified in its charter)

Natura &Co Holding Inc.

(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A,
Parque Anhanguera, São Paulo, São Paulo 05106-000, Brazil
+55 (11) 4389-7881
(Address of principal executive offices)

José Antonio de Almeida Filippo, Chief Financial Officer
Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A,
Parque Anhanguera, São Paulo, São Paulo 05106-000, Brazil
+55 (11) 4389-7881

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, no par value (the “Natura &Co Holding Shares”)	—	New York Stock Exchange*
American Depositary Shares (the “ADSs”) (as evidenced by American Depositary Receipts), each representing two Natura &Co Holding Shares	NTCO	New York Stock Exchange

*	Not for trading purposes, but only in connection with the listing of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares as of December 31, 2020 was 1,375,158,636 common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

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

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated Filer ☐	Emerging growth company ☐

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included elsewhere in this annual report:

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

NATURA &CO HOLDING S.A.

i

Forward-Looking Statements

This annual report on Form 20-F contains forward-looking statements. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial conditions, or other matters, based on current beliefs of our management as well as assumptions made by, and information currently available to, our management. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts and may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions, although the absence of any such words or expressions does not mean that a particular statement is not a forward-looking statement. These statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on these statements. Factors that could cause actual plans and results to differ materially from those in these statements include, but are not limited to, risks and uncertainties detailed in the section of this annual report entitled “Item 3. Key Information—D. Risk Factors” and the following factors:

•	developments with respect to the COVID-19 pandemic in Brazil and globally (see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in Which We Operate—Our business, operations and results may be adversely impacted by COVID-19,” “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Impact of COVID-19” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations—Impact of COVID-19”);

•	the impact of the COVID-19 pandemic on general economic and business conditions in Brazil, Latin America and globally and any restrictive measures imposed by governmental authorities in response to the outbreak;

•	our ability to implement, in a timely and efficient manner, any measure necessary to respond to or reduce the impacts of the COVID-19 pandemic on our business, operations, cash flow, prospects, liquidity and financial condition;

•	general economic, political, social and business conditions in Brazil, including the impact of the current international economic environment and the macroeconomic conditions in Brazil, and the policies of the Brazilian government;

•	reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services;

•	unanticipated changes relating to competitive factors in the industries in which the companies operate;

•	ability to hire and retain key personnel;

•	ability to attract new clients and retain existing clients in the manner anticipated;

•	the impact of acquisitions the companies have made or may make;

•	reliance on and integration of information technology systems;

•	changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients;

•	conditions in the stock and credit markets;

•	risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings;

•	our international operations, which are subject to the risks of currency fluctuations and foreign exchange controls;

•	risks associated with tax liabilities, or changes in U.S., Brazilian or other international tax treaties or laws or interpretations to which they are subject;

•	events and risk perception in relation to corruption allegations involving Brazilian companies and politicians, as well as the impacts of the resulting investigation on the Brazilian economy and political outlook as a whole;

•	risks that new businesses will not be integrated successfully or that the cost, time and effort required to integrate the newly combined businesses may be greater than anticipated;

•	risks relating to unanticipated costs of integration;

•	diversion of the attention of our management from ongoing business concerns;

•	interruptions in our main information technology systems;

•	material weaknesses in our internal control over financial reporting;

•	the inability to achieve the estimated benefits and synergies of our combined operations since the completion of the Transaction over the next five years as we currently expect or the effects of the Transaction on our financial condition, operating results and cash flows;

•	failure to effectively manage the newly combined business, or that we will not realize estimated cost savings, value of certain tax assets, estimated synergies and growth or that such benefits may take longer to realize than the five years during which we currently expect to realize them;

•	the market price for Natura &Co Holding Shares potentially being affected, since the completion of the Transaction, by factors that historically have not affected the market price of Natura Cosméticos Shares or Natura &Co Holding Shares (during the short period prior to the completion of the Transaction) or shares of common stock of Avon as shares of stand-alone companies; and

•	other risk factors as set forth under “Item 3. Key Information—D. Risk Factors” in this annual report.

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

In addition, as used in this annual report, the following defined terms have the following respective meanings:

“ABIHPEC” means Associação Brasileira da Indústria de Higiene Pessoal, Perfumaria e Cosméticos, or the Brazilian Personal Hygiene, Perfumery and Cosmetics Association.

“ADSs” means American Depositary Shares, each representing two Natura &Co Holding Shares.

“Aesop” means Emeis Holding Pty Ltd and its consolidated subsidiaries.

“Aesop International” means all operations under our Aesop brand, except those located in Brazil and Latin America.

“Avon” means Avon Products, Inc., a New York corporation, and its consolidated subsidiaries.

“Avon International” means our segment comprising all operations under our Avon brand, except those located in Brazil and Latin America.

“Avon Shares” means both Avon Common Shares and Avon Preferred Shares.

“Avon Common Shares” means the shares of common stock, par value U.S.$0.25 per share, of Avon.

“Avon Preferred Shares” means the shares of Series C Preferred Stock, par value U.S.$1.00 per share, of Avon.

“B3” means the B3 S.A. – Brasil, Bolsa, Balcão, or the São Paulo Stock Exchange.

“BNDES” means the Banco Nacional de Desenvolvimento Econômico e Social, or the Brazilian National Economic and Social Development Bank.

“Brazil” means the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil.

“Brazilian Capital Markets Law” means Brazilian Law No. 6,385/76, as amended.

“Brazilian Central Bank” means Banco Central do Brasil, or the Central Bank of Brazil.

“Brazilian Corporation Law” means Brazilian Law No. 6,404/76, as amended.

“CDI” means the Certificado de Depósito Interbancário, or the Interbank Deposit Certificate, means the “over extra group” daily average rate for interbank deposits, expressed as an annual percentage, based on 252 business days, calculated daily and published by B3, or any other index as may be further used in substitution thereof.

“CMN” means the Conselho Monetário Nacional, or the Brazilian Monetary Council.

“consultants” are independent sales representatives who, although they are not employed by Natura &Co, sell Natura &Co products to customers of Natura &Co.

“CVM” means the Comissão de Valores Mobiliários, or the Brazilian Securities Commission.

“DOJ” means the United States Department of Justice.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“FGV” means the Fundação Getulio Vargas.

v

“FTC” means the United States Federal Trade Commission.

“IASB” means the International Accounting Standards Board.

“IBGE” means Instituto Brasileiro de Geografia e Estatística, or the Brazilian Institute of Geography and Statistics.

“IFRS” means International Financial Reporting Standards as issued by the IASB.

“Merger Sub I” means Nectarine Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Natura &Co Holding.

“Merger Sub II” means Nectarine Merger Sub II, Inc., a Delaware corporation and a direct wholly owned subsidiary of Merger Sub I.

“Merger Subs” means Merger Sub I and Merger Sub II, collectively.

“Natura” means Natura Cosméticos S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil, and its consolidated subsidiaries (excluding Aesop, The Body Shop and their respective subsidiaries).

“Natura &Co” means (1) prior to the consummation of the Transaction, Natura Cosméticos S.A. and its consolidated subsidiaries, and (2) after the consummation of the Transaction, Natura &Co Holding S.A. and its consolidated subsidiaries, including Natura and Avon.

“Natura &Co LATAM” means our segment including all operations under our Natura, Avon, Aesop and The Body Shop brands located in Brazil and Latin America.

“Natura &Co Holding” means Natura &Co Holding S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil, excluding its subsidiaries.

“Natura &Co Holding By-Laws” means the by-laws of Natura &Co Holding.

“Natura &Co Holding Shares” means common shares of Natura &Co Holding.

“Natura Cosméticos” means Natura Cosméticos S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil, excluding its subsidiaries.

“Natura Cosméticos Shares” means common shares of Natura Cosméticos.

“Natura Entities” means Natura &Co, Natura &Co Holding, Nectarine Merger Sub I, Inc. and Nectarine Merger Sub II, Inc., collectively.

“Natura Indústria” means Indústria e Comércio de Cosméticos Natura Ltda.

“Novo Mercado Rules” means the listing rules of the Novo Mercado segment of the B3.

“NYSE” means the New York Stock Exchange.

“Sales representatives” or “representatives” means independent contractors who are not employees of Avon or any of its subsidiaries, but directly or indirectly purchase products or services from Avon or any of its subsidiaries.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Shareholders’ Agreement” means the Shareholders’ Agreement of Natura &Co Holding which was entered into on September 4, 2019, as amended.

“The Body Shop” means The Body Shop International Limited, a private limited company registered in England and Wales and its subsidiaries.

“The Body Shop International” means our segment including all operations under our The Body Shop brand, except those located in Brazil and Latin America.

“Transaction” means the transaction effected by the Agreement and Plan of Mergers, dated May 22, 2019, as amended on October 3, 2019 and as may be further amended from time to time in accordance with its terms

(the “Merger Agreement”) entered into by Avon Products, Natura Cosméticos, Natura &Co Holding and the Merger Subs pursuant to which (i) Natura &Co Holding, after the completion of certain restructuring steps, held all issued and outstanding shares of Natura Cosméticos, (ii) Merger Sub II merged with and into Avon, with Avon surviving the merger, and (iii) Merger Sub I merged with and into Natura &Co Holding, with Natura &Co Holding surviving the merger, and as a result of which each of Avon and Natura Cosméticos became a wholly owned direct subsidiary of Natura &Co Holding. The Transaction was consummated on January 3, 2020.

“United Kingdom” or “UK” means the United Kingdom of Great Britain and Northern Ireland.

“United States” or “U.S.” means the United States of America.

“U.S. GAAP” or “GAAP” means generally accepted accounting principles in the U.S.

Presentation of Financial and Other Information

Consolidated Financial Statements

Natura &Co Holding, formerly Natura Holding S.A., was incorporated on January 21, 2019 as part of a corporate restructuring process initiated by Natura Cosméticos on May 22, 2019, as described below under “—The Transaction.”

On November 13, 2019, the controlling shareholders of Natura Cosméticos contributed to Natura &Co Holding shares corresponding to approximately 57.3% of Natura Cosméticos’ capital. On November 13, 2019, all of the Natura Cosméticos shares held by the noncontrolling shareholders and not previously held by Natura &Co Holding were contributed to Natura &Co Holding in exchange for shares of Natura &Co Holding, and Natura Cosméticos became a wholly owned subsidiary of Natura &Co Holding (collectively referred to as the “Corporate Restructuring”). This contribution became effective on December 17, 2019.

Prior to the Corporate Restructuring, Natura &Co Holding had limited or no assets, operations, activities or liabilities and no material contingent liabilities or commitments.

The Corporate Restructuring was accounted for using the predecessor method of accounting, through which, the historical operations of Natura &Co are deemed to be those of Natura &Co Holding. Accordingly, the consolidated financial statements included in this report reflect:

•	the historical operating results and financial position of Natura &Co prior to the Corporate Restructuring;

•	the consolidated results of Natura &Co Holding and Natura &Co following the Corporate Restructuring;

•	the assets and liabilities of Natura &Co at their historical cost;

•	Natura &Co Holding’s earnings per share for all periods presented; and

•	the number of common shares issued by Natura &Co Holding, as a result of the Corporate Restructuring is reflected retroactively as of January 1, 2017, for purposes of calculating earnings per share in all prior periods presented.

The consolidated financial information presented in this annual report has been derived from the following:

•	the audited consolidated financial statements as of December 31, 2020 and 2019 and for each of the years in the three-year period ended December 31, 2020 and the related notes thereto of Natura &Co Holding, using the predecessor method of accounting, as explained above, included in this annual report; and

•	the consolidated financial statements as of and for the years ended December 31, 2017 and 2016 and the related notes thereto of Natura &Co, not included in this annual report.

The consolidated financial statements of Natura &Co Holding and Natura &Co are prepared in accordance with IFRS as issued by the IASB and are presented in Brazilian reais.

We maintain our books and records in Brazilian reais, which is the functional currency and presentation currency of the consolidated financial statements of Natura &Co Holding and Natura &Co. Unless otherwise noted, our financial information presented herein as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 is stated in Brazilian reais, our reporting currency.

The Transaction

Avon Products, Natura Cosméticos, Natura &Co Holding and the Merger Subs entered into an Agreement and Plan of Mergers, dated May 22, 2019, as amended on October 3, 2019 and November 5, 2019, or the Merger Agreement, pursuant to which (i) Natura &Co Holding, after the completion of certain restructuring steps, held all issued and outstanding shares of Natura Cosméticos, (ii) Merger Sub II merged with and into Avon, with Avon surviving the merger, and (iii) Merger Sub I merged with and into Natura &Co Holding, with Natura &Co Holding surviving the merger, and as a result of which each of Avon and Natura Cosméticos became a wholly owned direct subsidiary of Natura &Co Holding.

The Transaction was consummated on January 3, 2020. Accordingly, our results of operations and financial condition for the historical periods discussed in this section prior to the Transaction do not reflect or include the results of operations or any assets or liabilities of Avon and purchase accounting adjustments, including the recognition of separately identifiable intangible assets, other fair value adjustments and goodwill. We began consolidating Avon and its subsidiaries as from January 3, 2020, and, accordingly, our results of operations and financial condition as of and for periods beginning on or after such date may not necessarily be comparable to our results of operations and financial condition for historical periods prior to the Transaction, including those discussed below.

Currency Conversions

On December 31, 2020, the exchange rate for reais into U.S. dollars was R$5.197 to U.S.$1.00 as of December 31, 2020, R$4.031 to U.S.$1.00 as of December 31, 2019, R$3.875 to U.S.$1.00 as of December 29, 2018, R$3.308 to U.S.$1.00 as of December 30, 2017, and R$3.259 to U.S.$ 1.00 as of December 31, 2016, in each case, as reported by the Brazilian Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of December 31, 2020 may not be indicative of future exchange rates. See “Item 3. Key Information—A. Selected financial data—Exchange Rates” for information regarding exchange rates for the Brazilian currency since January 1, 2015.

Solely for the convenience of the reader, we have translated certain amounts included in “Item 3. Key Information—A. Selected financial data” and elsewhere in this annual report from reais into U.S. dollars using the selling rate as reported by the Brazilian Central Bank as of December 31, 2020 of R$5.197 to U.S.$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Item 3. Key Information—A. Selected financial data—Exchange Rates” for more detailed information regarding translation of reais into U.S. dollars and for historical exchange rates for the Brazilian real.

Rounding

We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

Market Data

We obtained market and competitive position data, including market forecasts, used throughout this annual report from market research, publicly available information and industry publications, as well as internal surveys. We include data from reports prepared by the Brazilian Central Bank, the B3, the IBGE, the ABIHPEC, the BNDES, the FGV and Euromonitor International, among others. We believe that all market data in this annual report is reliable, accurate and complete.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

Item 3. Key Information

A.	Selected Financial Data

The following tables set forth selected historical consolidated financial and other data of Natura &Co Holding for the years indicated and have been derived from: (1) the annual consolidated financial statements of Natura &Co Holding, using the predecessor method of accounting, as of December 31, 2020 and 2019 and for each of the years in the three-year period ended December 31, 2020, included elsewhere in this annual report; and (2) the consolidated financial statements as of and for the years ended December 31, 2018, 2017 and 2016 and the related notes thereto of Natura &Co, not included in this annual report. The following information is presented in millions of Brazilian reais, unless otherwise specified, and is presented in accordance with the measurements and principles of IFRS.

The information presented below for the periods ending prior to January 1, 2020 does not reflect our acquisition of Avon, which was consummated on January 3, 2020. Accordingly, the comparability of our financial information for periods starting on or after January 1, 2020 with periods ending prior to January 1, 2020 is limited. See “Presentation of Financial and Certain Other Information—Consolidated Financial Statements” and “Presentation of Financial and Certain Other Information—The Transaction.”

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

Natura &Co Holding — Statement of Income

	For the Fiscal Year Ended December 31,
	2020(1)(2)	2020(2)	2019(3)(4)	2018(3)	2017(3)	2016(3)
	(in millions of U.S.$)	(in millions of R$)
Net revenue	7,104.5	36,922.0	14,444.7	13,397.4	9,852.7	7,912.7
Cost of sales	(2,545.6)	(13,229.7)	(4,033.5)	(3,782.8)	(2,911.1)	(2,447.0)
Gross profit	4,558.8	23,692.3	10,411.2	9,614.6	6,941.6	5,465.7

Operating income (expenses)
Selling, marketing and logistics expenses	(3,021.5)	(15,702.8)	(6,395.6)	(5,828.7)	(3,965.0)	(3,336.6)
Administrative, R&D, IT and project expenses	(1,146.0)	(5,956.0)	(2,405.6)	(2,251.3)	(1,535.9)	(1,100.6)
Impairment losses on trade receivables	(140.0)	(727.7)	(209.5)	(237.9)	(233.7)	-
Other operating income (expenses), net	(99.3)	(516.2)	(49.3)	(39.9)	151.7	54.4
Operating income before financial result	151.9	789.6	1,351.2	1,256.8	1,358.7	1,082.9
Financial income	911.8	4,738.4	1,955.8	2,056.4	604.4	1,073.3
Financial expenses	(1,111.0)	(5,773.8)	(2,795.9)	(2,639.7)	(991.8)	(1,729.3)
Taxes on formation of the Company	—	—	(206.6)	—	—	—
Net income (loss) before income tax and social contribution	(47.3)	(245.8)	304.6	673.4	971.3	426.9
Income tax and social contribution	(52.9)	(274.7)	(149.1)	(125.0)	(300.9)	(118.6)
Net (loss) income from continuing operations	(100.2)	(520.5)	155.5	548.4	670.3	308.2

Discontinued operations
Net loss of discontinued operations	(27.5)	(143.1)	—	—	—	—
Net income (loss) for the year	(127.5)	(663.6)	155.5	548.4	670.3	308.2

Attributable to:
Controlling shareholders of the company	(125.1)	(650.2)	155.5	—	670.3	296.7
Non-controlling shareholders	(2.6)	(13.5)	—	—	-	11.5
	(127.7)	(663.7)	155.5	548.4	670.3	308.2
Basic (loss) earnings per share—R$ (unless otherwise indicated)	(0.1004)	(0.5220)	0.1796	0.6335	0.7743	0.6895
Diluted (loss) earnings per share—R$ (unless otherwise indicated)	(0.1004)	(0.5220)	0.1779	0.6324	0.7731	0.6875

(1)	Solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2020 for reais into U.S. dollars of R$5.197 per U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Includes the results of Avon beginning in January 2020.

(3)	Does not include the results of Avon.

(4)	As of January 1, 2019, we adopted IFRS 16, which introduced a single-lessee model of accounting for leases on the lessee’s balance sheet. IFRS 16 standards are effective for annual periods beginning after January 1, 2019 and change the recognition, measurement, presentation and disclosure of leases. IFRS 16 requires lessees to record all leases on the balance sheet with exemptions available for low-value and short-term leases. Under IFRS 16, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use. Lease liability represents future lease payments allocated to liability. The finance cost is charged to profit or loss over the term. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term. Given our option to use the modified retrospective method of adoption, our 2018, 2017 and 2016 comparative information has not been restated and is reported under IAS 17 and IFRIC 4.

Natura &Co Holding — Balance Sheet

	As of December 31,
	2020(1)(2)	2020(2)	2019(3)	2018	2017	2016
	(in millions of U.S.$)	(in millions of R$)
Assets
Cash and cash equivalents	1,120.2	5,821.7	4,513.6	1,215.0	1,693.1	1,091.5
Short-term investments	485.0	2,520.6	1,025.8	1,215.4	1,977.3	1,207.5
Trade receivables	692.2	3,597.5	1,685.8	1,691.6	1,507.9	1,051.9
Inventories	874.4	4,544.3	1,430.6	1,364.7	1,243.9	835.9
Other current assets (4)	398.2	2,069.4	774.3	969.1	634.1	616.1
	3,570.0	18,553.5	9,430.1	6,455.8	7,056.3	4,802.9
Assets held for sale	34.9	181.3	-	-	-	-
Total current assets	3,604.9	18,734.8	9,430.1	6,455.8	7,056.3	4,802.9
Property, plant and equipment	1,007.3	5,235.1	1,773.9	2,236.7	2,276.7	1,734.7
Intangible assets	5,179.4	26,917.1	5,076.5	4,950.5	4,475.6	784.3
Right-of-use	654.6	3,402.0	2,619.9	–	–	–
Other noncurrent assets (5)	1,275.5	6,628.5	2,284.2	1,736.5	1,148.9	1,099.7
Total noncurrent assets	8,116.8	42,182.7	11,754.5	8,923.8	7,901.2	3,618.7
Total assets	11,721.7	60,917.5	21,184.6	15,379.5	14,957.5	8,421.6
Liabilities
Borrowings, financing, leases and debentures	936.2	4,865.3	3,896.5	1,181.9	4,076.7	1,764.5
Trade payable and reverse factoring operations	1,303.5	6,774.2	1,829.8	1,736.8	1,553.7	814.9
Other current liabilities (6)	869.7	4,520.0	1,792.2	1,648.2	1,281.6	1,598.4
Total current liabilities	3,109.4	16,159.5	7,518.5	4,566.9	6,912.0	4,177.9
Borrowings, financing, leases and debentures	2,466.0	12,816.1	9,407.5	7,258.5	5,255.2	2,625.7
Other noncurrent liabilities (7)	876.4	4,554.8	896.2	980.0	1,155.5	621.6
Total noncurrent liabilities	3,342.5	17,370.9	10,303.7	8,238.6	6,410.7	3,247.3
Total shareholders’ equity	5,269.8	27,387.1	3,362.3	2,574.1	1,634.7	996.4
Total liabilities and shareholders’ equity	11,721.7	60,917.5	21,184.6	15,379.5	14,957.5	8,421.6

(1)	Solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2020 for reais into U.S. dollars of R$5.197 per U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Includes the assets and liabilities of Avon beginning in January 2020.

(3)	As of January 1, 2019, we adopted IFRS 16, which introduced a single-lessee model of accounting for leases on the lessee’s balance sheet. IFRS 16 standards are effective for annual periods beginning after January 1, 2019 and change the recognition, measurement, presentation and disclosure of leases. IFRS 16 requires lessees to record all leases on the balance sheet with exemptions available for low-value and short-term leases. Under IFRS 16, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use. Lease liability represents future lease payments allocated to liability. The finance cost is charged to profit or loss over the term. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term. Given our option to use the modified retrospective method of adoption, our 2018, 2017 and 2016 comparative information has not been restated and is reported under IAS 17 and IFRIC 4.

(4)	Other current assets include current recoverable taxes, current income tax and social contribution, current derivative financial instruments and other current assets.

(5)	Other noncurrent assets include noncurrent recoverable taxes, noncurrent income tax and social contribution, deferred income tax and social contribution, judicial deposits, noncurrent derivative financial instruments, noncurrent short-term investments and other noncurrent assets.

(6)	Other current liabilities include current payroll, profit-sharing and social charges, current tax liabilities, current income tax and social contribution, current dividends and interest on shareholders’ equity payable, current derivative financial instruments, current provision for tax, civil and labor risks and other current liabilities.

(7)	Other noncurrent liabilities include noncurrent payroll, profit-sharing and social charges, noncurrent tax liabilities, deferred income tax and social contribution, noncurrent provision for tax, civil and labor risks and other noncurrent liabilities.

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Brazilian Central Bank has allowed the real/U.S. dollar exchange rate to float freely, which resulted in increasing exchange rate volatility. Until early 2003, the real declined against the U.S. dollar. Between 2006 and 2008, the real strengthened against the U.S. dollar, except in the most severe periods of the global economic crisis. The real depreciated against the U.S. dollar from mid-2011 to early 2016 due to turmoil in international markets and the Brazilian macroeconomic outlook at the time. In particular, since 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real has devalued at a rate that is much higher than in previous years. In 2015, the real depreciated 47.0%, reaching R$3.905 per U.S.$1.00 on December 31, 2015. Beginning in early 2016 through the end of 2016, the real appreciated against the U.S. dollar, primarily as a result of Brazil’s changing political conditions. In 2017, 2018, 2019 and 2020 the real depreciated 1.5%, 17.1%, 4.0% and 28.9%, respectively, against the U.S. dollar, respectively. On December 31, 2020, the exchange rate was R$5.197 per U.S.$1.00.

The Brazilian Central Bank has intervened in the foreign exchange market in the past to attempt to control instability in foreign exchange rates. We cannot predict whether the Brazilian Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market by re-implementing a currency band system or otherwise. There can be no assurance that the real will not depreciate further or appreciate against the U.S. dollar and the real may depreciate or appreciate substantially against the U.S. dollar in the future. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian government in the future.

The following tables set forth the exchange rate, expressed in reais per U.S. dollar (R$/U.S.$) for the periods indicated, as reported by the Brazilian Central Bank.

Year	Period-end	Average(1)	Low	High
2016	3.259	3.483	3.119	4.156
2017	3.308	3.193	3.051	3.381
2018	3.875	3.656	3.139	4.188
2019	4.031	3.946	3.652	4.260
2020	5.197	5.158	4.021	5.937

Month	Period-end	Average(2)	Low	High
October 2020	5.772	5.626	5.521	5.780
November 2020	5.332	5.418	5.282	5.693
December 2020	5.197	5.146	5.058	5.279
January 2021	5.476	5.356	5.163	5.509
February 2021	5.350	5.416	5.342	5.350
March 2021	5.697	5.646	5.495	5.840
April 2021 (through April 12, 2021)	5.658	5.634	5.582	5.685

Source: Brazilian Central Bank.

(1)	Represents the average of the exchange rates on the closing of each day during the year.

(2)	Represents the average of the exchange rates on the closing of each day during the month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business, results of operations, financial condition or prospects could be adversely affected if any of these risks occurs, and as a result, the trading price of the Natura &Co Holding Shares or of the ADSs could decline. The risks described below are those known to us and those that we currently believe may materially affect us.

Summary of Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. The risks described below are not the only ones we face. Our business, results of operations or financial condition could be harmed if any of these risks materializes and, as a result, the trading price of our common shares and our ADSs could decline.

Summary of Risks Relating to Our Business and Industries in Which We Operate

•	Our business, operations and results may be adversely impacted by COVID-19. In Brazil in particular, the effects of the COVID-19 pandemic have materially adversely affected the public healthcare system and macroeconomic environment. The extent of the continued impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and severity of the pandemic, the appearance of new variants of the virus and their impacts on our customers, suppliers and employees.

•	Our success depends, in part, on the quality, safety and efficacy of our products, and the risk of product contamination resulting in product liability may materially adversely affect our business. If we fail to continuously update our product portfolio, we may be unable to maintain and expand our distribution channels. Interruption of our research and development, production or distribution units may materially adversely affect our business, financial condition and results of operations.

•	We face certain risks related to our business model. Certain parts of our business are conducted primarily in one channel, direct selling. In addition, our franchise business models present a number of risks. Our inability to attract and retain our consultants and representatives may materially adversely affect our business, financial condition and operating results. Changes in the legal status of consultants, business leader sales consultants and representatives could adversely affect our operating results.

•	We depend on third parties to manufacture our products. The loss or expiration of these agreements with third-party contractors or our inability to renew these agreements or to negotiate new agreements with other providers on equivalent terms could adversely affect our business and financial performance.

•	The expected benefits from operating as a combined enterprise with Avon may not be achieved and we may face challenges with integration. Even if Natura &Co and Avon’s respective operations are successfully integrated, we may not realize the full benefits of the combination, including the estimated synergies, cost savings and growth opportunities.

•	Interruption in our main information technology, or “IT” systems could adversely affect our business, financial conditions, operating results and reputation, and increase our costs. Furthermore, we could be the target of attempted cyber threats in the future. If we fail to effectively manage our cybersecurity risk, for example, by failing to update our systems and processes in response to threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of customer compensation, regulatory penalties and fines, and/or the loss of assets.

•	We may face challenges in developing our omnichannel strategy and expanding our operations to e-commerce. We may also experience financial and strategic difficulties and delays or unexpected costs in implementing our strategy, as well as any restructuring and cost-savings initiatives.

•	Our indebtedness and any future inability to meet any of our obligations under our indebtedness, could adversely affect us by reducing our flexibility to respond to changing business and economic conditions

•	We may experience material weaknesses or significant deficiencies in our internal control over financial reporting in the future or otherwise fail to maintain an effective system of internal controls in the future.

Summary of Risks Relating to the Countries in Which We Operate

•	Our business may be materially adversely impacted by unfavorable economic, political, social or other developments and risks in the countries in which we operate. A significant deterioration in economic conditions in any of our important markets, including economic slowdowns or recessions, inflationary pressures and/or disruptions to credit and capital markets, could lead to decreased consumer confidence and consumer spending more generally, thus reducing demand for our products. Our operations are also subject to a variety of other risks and uncertainties related to our global operations.

•	Our ability to conduct business in markets in which we operate may be affected by political, legal, tax and regulatory risks. Changes in existing laws and regulations and/or the imposition of new laws, regulations, restrictions and/or other entry barriers may cause us to incur additional costs to comply with the more stringent rules and/or limit our ability to expand, which could slow down our product development efforts, limit our growth and development and have an adverse impact on our financial position. In addition, our business is subject to a number of laws and regulations in various jurisdictions governing data privacy and security.

•	We are subject to inflation and exchange rate risks in the countries in which we operate. Inflation and government measures to curb inflation may adversely affect the economies and capital markets in some of the countries in where we operate, and as a result, harm our business and the trading price of our common shares. Furthermore, exchange rate instability may have adverse effects on the economy of the countries in which we operate, us and the price of our securities.

•	We are subject to tax laws of numerous jurisdictions, and the interpretation of those laws is subject to challenge by the relevant governmental authorities given inherent complexity, which could result in potentially material administrative and judicial proceedings.

•	Difficult market and geopolitical conditions can adversely affect our business and materially reduce our revenue, earnings and cash flow and adversely affect our financial prospects and condition. Developments and the perception of risk in other countries may adversely affect the economy of the countries in which we operate and the market price of Brazilian issuers’ securities. Since 2017, there has been an increase in volatility in Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets, the increasing risk aversion to emerging market countries, uncertainties regarding Latin American, particularly Brazilian macroeconomic and political conditions.

Summary of Risks Relating to the Natura &Co Holding Shares and ADSs

•	The market price of the ADSs may be volatile. Furthermore, Natura &Co Holding’s maintenance of two exchange listings may adversely affect liquidity in the market for Natura &Co Holding Shares and ADSs and result in pricing differentials between the two exchanges. Shareholders could be diluted in the future, which could also adversely affect the market price of Natura &Co Holding Shares and the ADSs.

•	Holders of the ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations than a U.S. company and holders of the ADSs may have fewer and less well-defined rights. Furthermore, holders of the ADSs may face difficulties in serving process on or enforcing judgments against us and other persons. Judgments of Brazilian courts with respect to our shares will be payable only in reais.

•	Holders of the ADSs may not be able to exercise the preemptive rights relating to the Natura &Co Holding Shares and may also not receive dividends or interest on own capital.

•	As a foreign private issuer, we have different disclosure and other requirements than U.S. domestic registrant.

•	Holders of the ADSs do not have the same voting rights as our shareholders. Furthermore, due to delays in notification to and by the ADS Depositary, the holders of the ADSs may not be able to give voting instructions to the ADS Depositary or to withdraw the Natura &Co Holding Shares underlying their ADSs to vote such shares in person or by proxy.

•	An exchange of ADSs for shares risks the loss of certain foreign currency remittance advantages. Furthermore, under Brazilian tax law, the disposition of Natura &Co Holding Shares will be subject to Brazilian tax and the disposition of ADSs may also be subject to Brazilian tax.

Risks Relating to Our Business and Industries in Which We Operate

Our business, operations and results may be adversely impacted by COVID-19.

In response to the COVID-19 pandemic, we have implemented and continue to implement several measures aimed at safeguarding the health of our employees, and the stability of our operations and financial condition, including, among others, to allow our employees to work remotely if they are able to do so. We are closely monitoring the evolution of the COVID-19 pandemic worldwide, particularly the recent new lockdowns or shelter-in-place orders put in place in connection with the additional waves of the COVID-19 pandemic worldwide and the ongoing progress of global vaccination efforts.

As of the date of this annual report, we cannot predict the extent, duration and impacts of such containment measures, or the results of aid measures in the countries in which we operate and/or sell our products. The adoption of enhanced digital tools and features allowed consultants and representatives to continue their activity despite lockdown restrictions. We have both own-stores and franchised stores distributed across our different brands and geographies, and all were affected by lockdowns throughout the first and second quarters of 2020. In the third quarter of 2020, our business was less impacted by the COVID-19 pandemic than in the immediately preceding quarter as restrictions became less severe in most markets. In the fourth quarter of 2020, our business was affected by a second wave of the COVID-19 pandemic in certain markets.

The following is a summary of the key effects of the COVID-19 pandemic and the related governmental measures in 2020:

•	Natura &Co Latam: In the second quarter of 2020, all our shopping mall stores were closed during most of the quarter. However, by the end of June 2020, approximately 60% of all retail stores, including franchise stores, had reopened, although generally with restrictions in place. In the third and the fourth quarters of 2020, all retail stores, including franchise stores, were reopened, despite certain lingering restrictions.

•	Avon International: In the second quarter of 2020 our representatives experienced lower levels of activity than usual as a result of the COVID-19 pandemic and related restrictions. In the third quarter of 2020 we experienced strict lockdowns in certain markets. In the fourth quarter of 2020, we were affected by: (i) stricter lockdowns across key markets, especially in Europe, as well as the Philippines and South Africa, and (ii) increased dependence on beauty products such as fragrances and cosmetics, which were materially affected as a result of the COVID-19 pandemic.

•	The Body Shop: In the second quarter 2020, lockdown restrictions led to the closing of 87% of retail stores by the end of April 2020, with a subsequent improvement to 16% of stores closed by the end of June 2020. In the fourth quarter of 2020, retail sales in important markets were affected by mandatory store closures, especially in Europe.

•	Aesop: During most of the second quarter of 2020, up to 90% of stores were closed across most markets. Uncertainty continued as some markets faced new lockdowns or restrictions. In the fourth quarter of 2020, we were also affected by the new lockdowns in Europe.

We have also experienced an increase in the cost of certain raw materials used in the production of essential items due to the increased demand for these inputs worldwide (e.g., inputs used in the production of alcohol gel and protective masks) as a result of the COVID-19 pandemic. The continued effects of the COVID-19 pandemic on our business will depend on a number of factors over which we have no control, such as an increase in the number of infected people in countries where we have operations as a result of the resumption of activities, the capacity of laboratories to provide vaccines and inputs for production, responses from authorities to contain new waves of the pandemic and new variants of the virus, including the capacity obtain the required number of vaccine doses and implement an immunization program, and the ability of healthcare systems to cope with the pandemic, among other factors. In Brazil in particular, the effects of the COVID-19 pandemic have materially adversely affected the public healthcare system and macroeconomic environment.

Accordingly, we cannot predict the direct and indirect effects of the COVID-19 pandemic and governments’ responses to it on our business, results of operations and financial condition, including: (1) the impact of COVID-19 on our financial condition and results of operations, including trends and the overall economic outlook, capital, investments and financial resources or liquidity position; (2) how future operations could be impacted; (3) the impact on our costs or access to capital and funding resources; (4) the potential incurrence of material COVID-19-related contingencies; (5) how COVID-19 could affect assets on our balance sheet and our ability to timely record those assets; (6) the anticipation of any material impairments, increases in allowances for credit losses, restructuring charges or other expenses; (7) any changes to the application of accounting judgements due to new or revised data; (8) total decline in demand for goods and services, and disruptions in sales channels, especially those impacted by the social isolation measures; (9) the impact on our supply chain; (10) the impact on the relationship between costs and revenues; (11) general economic and social uncertainty, including increases in interest rates, variations in foreign exchange rates, inflation and unemployment; (12) the impact of the COVID-19 pandemic on our ability to comply with the covenants under our indebtedness; (13) the impact on our lease agreements with lessors of the properties in which we operate our stores; (14) the impact on the availability of our people, including key personnel; (15) the effects of social isolation and the state of tension caused by the pandemic on the health and well-being of our employees and partners; and (16) other unforeseen impacts and consequences.

Although there have been certain improvements in the restrictive measures being adopted to contain the impacts of the COVID-19 pandemic, there is still considerable uncertainty as to whether future restrictions might be required or enforced by the authorities in the future. Various countries are still putting in place measures to suppress possible new outbreaks of the COVID-19 virus. In addition, there is the constant challenge of obtaining currently developed and approved vaccines that are not widely available to the population across the world.

The extent of the continued impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and severity of the pandemic, the appearance of new variants of the virus and their impacts on our customers, suppliers and employees, as well as the speed of execution and results of immunization programs being conducted by individual countries, all of which are uncertain and cannot be predicted. COVID-19 also poses risks that our employees, contractors, suppliers, customers and other business partners may be prevented from conducting business activities for an indefinite period of time, including current or future shutdowns that may be requested or mandated by governmental authorities and could have a material adverse effect on our results of operations, financial condition and liquidity. Furthermore, to the extent that the COVID-19 pandemic adversely affects our business, results of operations, financial condition and liquidity, it may also have the effect of heightening many of the other risks described in this “Item 3. Key Information—D. Risk Factors” section, such as those relating to our high level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

If the pandemic or the resulting economic downturn continues to worsen, we could experience loss of business, which could have a material impact on our financial position and cash flows. Moreover, the economic support and recovery packages which governments across the world have put in place to mitigate the macroeconomic effects of the COVID-19 pandemic may lead such governments to review their taxation and spending levels going forward to rebalance public accounts. This may result in increases in the tax rates to which our business is subject, decreased consumer spending as a result of lower governmental support for the economy in markets in which we operate and other adverse effects. We will continue to actively monitor the situation and may take further actions that alter our business operations as may be required by federal, state or local authorities, or that we determine are in the best interests of our employees, clients, suppliers and shareholders. See also “Item 4. Information on the Company—A. History and development of the Company—COVID-19 Pandemic” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations—Impact of COVID-19.”

In addition, other regional or global outbreaks of communicable diseases may occur in the future. If they occur, the effects that the Company will suffer may be similar or even greater than the effects it is suffering as a result of the COVID-19 pandemic.

Our business depends on highly recognized brands. We may not be able to maintain, modernize or revitalize and enhance our brands, or we may receive unfavorable customer complaints or negative publicity, which could adversely affect our brands.

We believe that our brands (principally Natura, Avon, The Body Shop and Aesop, among others) contribute significantly to the success of our business. We also believe that maintaining, modernizing, revitalizing and enhancing our brands is critical to maintaining and expanding our base of customers, vendors, consultants and representatives. Maintaining, modernizing, revitalizing and enhancing our brands will also depend largely on our ability to continue to create a positive customer purchasing experience through a pleasant environment at all of our points of sale, and based on our competitive pricing and large assortment and high quality of the products and services we offer, together with the range and convenience of product delivery options. If we are unable to meet these standards, our business and results of operations may be adversely affected.

Complaints from customers or negative publicity about the products we sell, prices we charge or services we provide could in the future reduce consumer confidence and the use of our services and adversely affect our business. In addition, some of the products we sell may expose us to product liability claims arising from personal injury and may require product recalls or other actions. We must also have a customer service team ready to resolve irregularities and disputes effectively and promptly. Effective customer service requires significant personnel expense and investment in developing programs and technology infrastructure to help customer service representatives carry out their functions. Failure to properly manage or train our customer service representatives could compromise our ability to handle customer complaints effectively. If we do not handle customer complaints effectively, our reputation and our business may suffer, and we may lose our customers’ confidence.

In addition, media coverage and publicity generally exert significant influence over consumers’ behavior and actions. If we are subject to negative publicity that causes our customers to change their purchasing habits, we may be materially adversely affected. New technologies, such as social media, are increasingly used to advertise products and services. The use of social media requires specific attention, as well as a set of monitoring and managing guidelines, which we may be unable to effectively develop and implement. Negative posts or comments about us, our products, our business, our operations, our raw materials, or our directors or executive officers on any social networking or other website could materially damage our reputation. In addition, our employees and representatives may use social media tools and mobile technologies inappropriately, which may give rise to liability, or which could lead to the exposure of sensitive information. Negative publicity that significantly harms the reputation of one or more of our brands may have a material detrimental effect on the value of our brands, which may materially adversely impact our sales, our business, our financial condition and our operating results.

Our industry is highly competitive, and strategic actions by our competitors may weaken our competitive position and negatively affect our profitability.

We and other retailers compete for capital, customers, employees, products, services and other important aspects of our business. In most of the business segments in which we operate, we generally compete with a number of large multinational and local retailers, as well as with local small businesses.

These competitors, some of which have a greater market presence in certain geographical areas, store formats and/or for certain categories of products, include traditional retailers, e-commerce, commerce via mobile phone applications, or “mobile commerce,” and catalog sales businesses, direct sales companies and other forms of retail commerce. Changes in pricing and other negotiated terms, contractual conditions or practices of these competitors may materially adversely affect us. Within the broader consumer packaged goods, or CPG, industry, we principally compete against large and well-known cosmetics, fragrance and skin care companies that manufacture and sell broad product lines through various types of retail establishments and other channels, including through the internet. In addition, we compete against many other companies that manufacture and sell more limited beauty product lines through retail establishments and other channels, including through the internet. This industry is highly competitive, and some of our principal competitors in the CPG industry are larger than us and have greater resources than we do. Competitive activities on their part could cause our sales to suffer. We also have many highly competitive global branded and private label competitors in the accessories, apparel, housewares, and gift and decorative products industries, including retail establishments, principally department stores, mass merchandisers, gift shops and specialty retailers. Our principal competition in the highly competitive fashion jewelry industry consists of a few large companies and many small companies that sell fashion jewelry through department stores, mass merchandisers, specialty retailers, e-commerce and mobile commerce.

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

The purchasing decisions of consumers are affected by factors including brand recognition, product quality and performance, availability of credit, price and subjective preferences. Some of our competitors may have marketing investments substantially larger than ours. If our advertising, promotional and marketing strategies do not succeed and if we are unable to offer new products to meet market demands, we may be adversely affected. If we cannot introduce new products in a timely manner or if our end consumers believe that our competitors’ products are more attractive, our sales, profitability and results of operations may be adversely affected.

Moreover, as a result of the COVID-19 pandemic, consumers are increasingly embracing online shopping and mobile commerce applications. As a result, a greater portion of total consumer expenditures with retailers could occur online and through mobile commerce applications. If we fail to maintain or grow our overall market position through the integration of our physical retail presence, our direct selling business and e-commerce platform, our net revenue and our financial performance could be adversely affected. In addition, a greater concentration of retail and wholesale sales in online and mobile commerce could result in a reduction in the amount of traffic we have in our physical stores and direct sales. Conditions in the online sales market could also change rapidly and significantly as a result of technological advances. New start-up companies that innovate and large competitors that are making significant investments in e-commerce may create similar or superior e-commerce platforms and technologies that will be disruptive to our e-commerce, direct selling business and the operations of our physical stores.

Changes in consumer preferences may adversely affect our business, financial condition and operating results.

We operate in an industry that is subject to rapid and unpredictable changes in consumer demand and trends. Changes in consumer preferences, including a move away from direct selling and shopping in physical stores toward online shopping, among other channels, and a potential decrease in demand, may adversely affect our operations and growth prospects.

Recently, there has been an increase in e-commerce to the detriment of physical sales as a result of the COVID-19 pandemic. As a result, we have experienced an increase in e-commerce sales growth in 2020 as compared to 2019.

The success of our brand management strategy depends on our ability to foresee, evaluate and react effectively to changes in the spending levels of consumers and their preferences regarding beauty and other products. Our competitiveness depends in part on the successful creation of new products, as well as on consumer satisfaction and preferences in line with market trends. Consumer preferences and trends may change due to a variety of factors, such as changes in demographic trends, changes in the characteristics and ingredients of products, new market trends, climate, negative publicity from lawsuits against us or our peers, or a weak economy in one or more of the markets in which we operate. In addition, consumers may switch to our competitors’ products, or the demand for products in our segment as a whole could decline. If we are unable to anticipate changes in consumer preferences and trends, our business, financial condition and results of operations could be materially adversely affected.

We may be held liable for losses or damage caused by our products or services to consumers, which may adversely affect our results.

We may be held liable under consumer protection and other laws applicable in the markets in which we operate for losses or damage caused by our products or services to consumers. Consumer protection laws typically favor consumers over suppliers or retailers. In Brazil, for example, consumer laws are strict and place the burden of proof on suppliers. Furthermore, in Brazil and in other markets in which we operate, consumer defense claims may be filed individually or as collective actions, and the latter can often be filed on behalf of consumers by consumer protection associations or governmental authorities (in Brazil for example such claims can be initiated by the Consumer Protection and Defense Foundation (Procuradoria de Proteção e Defesa do Consumidor) and the applicable Public Prosecutor’s Office).

In the event that we are found to be liable in a lawsuit or administrative proceeding, and are forced to indemnify consumers, this could have a material adverse effect on our business, reputation, brand, operating condition and finances, cash flow and profitability.

Furthermore, our defense in these legal proceedings could lead to additional costs in time and substantial attention from our administrative and technical personnel. In addition, the negative publicity associated with our products or services, including defects, errors, failings (including accidents) and poor quality could adversely affect our reputation with current and future consumers and our corporate image and brands, which could have an adverse effect on our business and financial condition.

The consumer defense code also establishes joint and several liability for defects of quantity in a product and establishes that companies belonging to the same business group, as well as controlled companies have subsidiary liability for obligations within the scope of consumer law, which shows that the hypotheses of liability involving consumers are broad.

If we fail to continuously update our product portfolio, we may be unable to maintain and expand our distribution channels.

One critical element of our strategy is our capacity to grow our distribution channels by continuously updating our portfolio of innovative and attractive products. Our ability to continuously evolve our portfolio depends on a variety of factors, including our capacity to foresee market requirements and use new raw materials and technologies effectively. If we are unable to continuously update our product portfolio, our ability to maintain and expand our different channels of distribution and our base of representatives could be materially adversely affected.

Interruption of our research and development, production or distribution units may materially adversely affect our business, financial condition and results of operations.

We develop and manufacture a significant portion of our products at our own manufacturing plants. We are exposed to certain risks inherent to our research, production, distribution and development activities, including industrial accidents, environmental actions, strikes and other labor disputes, interruptions in logistics, power supply or information systems, total or partial loss of operating units, product quality control, safety, specific license requirements and other regulatory factors, as well as natural disasters, disease outbreaks or pandemics, such as COVID-19, and other external factors over which we have no control. For example, we use flammable and explosive substances, such as alcohol, in manufacturing our products. These flammable or explosive products are stored in our operational units and could damage our installations and/or cause injury or death to our personnel. Accidents at our operational units could expose us to risks related to the total or partial loss of our facilities, personal injury or death, depending on the severity of such accidents.

Additionally, we use third-party manufacturers to manufacture certain of our products. Therefore, as a company engaged in manufacturing, distribution and research and development on a global scale, we are subject to the risks inherent in such activities carried out by our third-party manufacturers. Such risks to us and to our third-party manufacturers include industrial accidents, environmental events, fires, strikes and other labor or industrial disputes, disruptions in logistics or information systems (such as the enterprise resource planning system), loss or impairment of key manufacturing or distribution sites, product quality control issues, safety concerns, licensing requirements and other regulatory or government issues, as well as natural disasters, disease outbreaks or pandemics, such as COVID-19, border disputes, acts of terrorism and other external factors over which we have no control. In addition, there can be no guarantee that all of our third-party manufacturers will fulfill their obligations under the service agreements into which we enter with them. If any of our third-party manufacturers encounters any situation affecting their output, or if any of our third-party manufacturers fails to meet their contracted obligations, this could affect our ability to deliver our products to market, which could have a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and cash flows.

We have experienced an increase in the cost of certain raw materials used in the production of essential items due to the increased demand for these inputs worldwide (e.g., inputs used in the production of alcohol gel and inputs that are used in the production of protective masks) as a result of the COVID-19 pandemic. See also “—Our business, operations and results may be adversely impacted by COVID-19.”

We may also suffer interruptions to our research and development, production or distribution operations as a result of cyber incidents or other IT issues which we may encounter. See also “—Our subsidiary Avon was the target of a cybersecurity incident which disrupted its systems” and “Item 4. Information on the Company—B. Business Overview—Internal Compliance and Risk Management—Internal Controls and Deficiencies.”

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

Our growth is closely tied to our ability to open new stores and develop existing stores and to identify and successfully take advantage of new business opportunities. Our ability to open new stores and develop existing stores successfully depends on several factors. These factors include, among others, the availability of financial resources or of financing at acceptable terms as well as our ability to identify appropriate locations for new stores, which involves the collection and analysis of demographic and market data to determine whether there is sufficient demand for our products in the relevant locations, as well as the acquisition of real estate property or the negotiation of lease agreements on acceptable terms. In addition, if consumers in the markets into which we expand or in which we build stores of a new format are not receptive to our retail concepts or are otherwise not receptive to our presence in such markets, we may be materially adversely affected. We may also be subject to delays resulting from changes in legislation, governmental bureaucracy or unforeseen or force majeure events, such as COVID-19, which have resulted and could continue to result in increased and unexpected costs that are not included in our budgets. Any interruption or delays in the construction or launch of our projects, or any increase in costs, could disrupt our business, decrease our expected revenues in our business plan, and adversely affect us.

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

Third-party suppliers provide, among other things, the raw materials required for our products, and the loss of these suppliers, a supplier’s inability to supply a raw material or a finished product or a disruption or interruption in the supply chain may adversely affect our business.

We manufacture and package a number of our branded products. Raw materials, consisting chiefly of essential oils, chemicals, containers and packaging components, are purchased from various third-party suppliers for our products. The loss of multiple suppliers or a significant disruption or interruption in the supply chain could have a material adverse effect on the manufacturing and packaging of our products, or the production of our brochures. This risk may be exacerbated by our globally coordinated purchasing strategy, which leverages volume. Regulatory action, such as restrictions on importation, or use of certain products, due to changes in the legal framework applicable to biodiversity, or restrictions on the exploration of areas within the Amazon, for example, may also disrupt or interrupt our supply chain. In addition, we are subject to increases in the costs of raw materials or other commodities or, in a worst-case scenario, the impossibility of obtaining raw materials and packaging due to several factors over which we have no control, such as climate, agricultural production, legitimate access to genetic heritage and/or traditional associated knowledge, economic conditions, and transportation and processing costs, among others. Each of these may adversely affect our profit margins if we are unable to pass along any higher costs in the form of price increases or otherwise achieve cost efficiencies in manufacturing and distribution. Furthermore, if our suppliers fail to use ethical business practices and comply with applicable laws and regulations, such as any child labor laws, our reputation could be harmed due to negative publicity.

We have experienced delays in receiving certain products from third party suppliers as a result of COVID-19. See “—Our business, operations and results may be adversely impacted by COVID-19”.

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

If operations at our distribution centers or the operations of our suppliers, as well as our service providers, are adversely affected by factors beyond our control, such as fire, natural disasters, disease outbreaks or pandemics, such as COVID-19, strikes and stoppages, power shortages, failures in the systems, forest fires and deforestation, among others, and in the event that no other supplier or distribution center is able to meet the demand of the region affected, the distribution of products to the regions supplied by the affected supplier and/or distribution center will be impaired, which may adversely affect us. Our operations may be materially adversely affected if we are not able to find new suppliers, open new distribution centers or expand our existing distribution centers in order to meet the supply needs of our clients. In particular with respect to our products manufactured using a process that involves the use of bioactive ingredients obtained from our suppliers in forest regions, any event that could destroy the respective biome and harm the sustainability of the economy of the affected region may have a material adverse effect on our supply chain and consequently cause important risks related to our manufacturing process of products which are identified with our brand, as well as the logistics of such products.

The PRODES satellite-monitoring project (Monitoramento do Desmatamento da Floresta Amazônica Brasileira por Satélite) was created by a presidential decree of July 3, 2005. It involves the Brazilian Ministry of the Environment (Ministro do Meio Ambiente), the Brazilian Institute of the Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis) and is one of the initiatives of the Ministry of Science, Technology, Innovations and Communications (Ministério da Ciência, Tecnologia e Inovações) to reduce deforestation rates in the legal Amazon. The annual deforestation rate in the Amazon as measured by the PRODES project decreased by 12.0% in 2017 before increasing by 8.5%, 34.4% and an estimated 9.5% in 2018, 2019 and 2020, respectively. If efforts and measures to contain the increase and reduce deforestation rates in the Amazon region are not effective, the availability of critical raw materials which we draw from Brazilian biodiversity may be reduced, which would adversely affect our production chain, our costs, the availability of our products, as well as our business, results of operations and financial condition.

Additionally, any significant interruptions, failures or changes in the logistics infrastructure we or our suppliers use to deliver products in our distribution centers could prevent the timely or successful delivery of the products to our clients and adversely affect our operations.

Our distribution network is sensitive to fluctuation in oil prices, and any increases in the price, disruption of supply or shortage of fuel may result in increased shipping costs and adversely affect our business and results of operations. Furthermore, if stringent regulations to combat street traffic are enacted imposing further restrictions on the delivery of products to our clients within certain hours of the day in certain municipalities where we operate, our ability to distribute products in a timely manner to our clients may be affected. A general increase in street traffic can also impact our ability to distribute products to our clients in a timely manner. Also, our e-commerce business is subject to similar risks, and as we expand our e-commerce platform, these risks may affect our ability to deliver products to our end-consumers in a timely manner. Any inability to promptly and successfully deliver the products we sell to our customers through our e-commerce platform may result in the loss of their business and materially adversely affect our reputation, which may have an adverse impact on our sales.

See also “—Our business, operations and results may be adversely impacted by COVID-19.”

We depend on third parties to manufacture our products.

We have entered into agreements with third-party contractors to manufacture the products which we sell. The loss or expiration of these agreements with third-party contractors or our inability to renew these agreements or to negotiate new agreements with other providers at equivalent rates could adversely affect our business and financial performance. Contractors’ negligence could compromise the quality and safety of our products and expose us to the risk of liability for product liability and environmental damage caused by such third parties. We expect that we will be dependent on such agreements for the foreseeable future. For more information about our third-party manufacturing agreements, see “Item 4. Information on the Company—B. Business Overview—Certain Material Agreements—Other Agreements.”

See also “—Our business, operations and results may be adversely impacted by COVID-19.”

Our success depends, in part, on the quality, safety and efficacy of our products, and the risk of product contamination resulting in product liability may materially adversely affect our business.

Our success depends, in part, on the quality, safety and efficacy of our products. As is the case with other consumer product manufacturers, we may be subject to product liability claims if our products are found to be unfit for human use or cause illness. Products may be rendered unfit for human use due to contamination of ingredients, whether accidental or not, and illegal tampering. Despite the measures we have in place to control the quality of our products, contamination of ingredients of our products may occur during the transportation, production, distribution and sales processes due to reasons unknown to us or out of our control, such as acts carried out in bad faith, sabotage or systemic failure the causes of which are unknown. The occurrence of such problems may result in product recalls and regulatory sanctions which will cause serious damage to our reputation and brand, as well as loss of revenue. We cannot assure you that such incidents will not occur in the future. In addition, adverse publicity about these types of concerns relating to our brand or to the industry as a whole, whether or not legitimate, may discourage consumers from purchasing our products. If consumers lose confidence in our brand, we could experience long-term declines in our sales, resulting in losses which we may not be able to recover.

The expected benefits from operating as a combined enterprise with Avon may not be achieved and we may face challenges with integration.

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

The difficulties of combining the operations of the companies include, among others:

•	managing a significantly larger company;

•	coordinating geographically separate organizations;

•	the potential diversion of management focus and resources from other strategic opportunities and from operational matters;

•	aligning and executing our strategy after the Transaction;

•	retaining existing consultants and representatives and attracting new consultants and representatives;

•	retaining existing customers and attracting new customers;

•	maintaining employee morale and retaining key management and other employees;

•	integrating two unique business cultures, which may prove to be incompatible;

•	the possibility of faulty assumptions underlying expectations regarding the integration process;

•	consolidating corporate and administrative infrastructures and eliminating duplicative operations;

•	coordinating distribution and marketing efforts;

•	integrating information technology, communications and other systems;

•	changes in applicable laws and regulations;

•	managing tax costs or inefficiencies associated with integrating our operations after the Transaction;

•	unforeseen expenses or delays associated with the Transaction; and

•	taking actions that may be required in connection with obtaining regulatory approvals.

All of these factors could decrease or delay the expected accretive effect of the Transaction. Even if Natura &Co and Avon’s respective operations are successfully integrated, we may not realize the full benefits of the Transaction, including the estimated synergies, cost savings and growth opportunities, within the expected time frame of five years, if at all. Natura &Co and Avon continue to evaluate the estimates of synergies to be realized from, and the fair value accounting allocations associated with, the Transaction. However, the actual cost savings, the costs required to realize the cost savings and the source of the cost savings could differ materially from the estimates of Natura &Co and Avon.

In addition, the COVID-19 pandemic has created significant volatility, uncertainty and economic disruption, which may adversely affect the Natura &Co and Avon integration plans and may materially and adversely affect our results of operations, cash flows and financial position. For further information regarding the impacts of the COVID-19 pandemic on our operations, please also see “—Risks Relating to Our Business and Industries in Which We Operate—Our business, operations and results may be adversely affected by COVID-19.”

Interruption in our main information technology, or “IT” systems could adversely affect our business, financial conditions, operating results and reputation, and increase our costs.

We use IT systems to support our business. Our IT systems and infrastructure, as well as those of third parties, are integral to our performance. The IT systems we use include support systems for financial reports, web-based tools, and an internal communication and data transfer network. We also use a variety of technological tools (online ordering system, electronic billing and online training tools) to assist us and enable us to communicate with our consultants. In the coming years, we plan to increase the use of IT tools to communicate with our consultants and representatives. We use third-party service providers in many instances to provide these IT systems. Over the last several years, we have undertaken initiatives to increase our reliance on IT systems, which has resulted in the outsourcing of certain services and functions, such as global human resources IT systems, call center support, sales representative support services and other IT processes. Any of our IT systems and infrastructure, or those of third-party service providers, is subject to failure or interruptions that are inherent in the complex scenario of localized applications and the system architecture. Incidents originating from legacy or non-integrated systems, or both, as well as fires, floods, power failure, telecommunication failure, terrorist attacks, break-ins, data corruption and similar events may also occur. Other risks and challenges could arise as we upgrade, modernize and standardize our IT systems. Our systems could also be vulnerable to computer viruses, data security failures, break-ins, data corruption and similar interruptions caused by unauthorized access to these systems. See “—Our subsidiary Avon was the target of a cybersecurity incident which disrupted its systems” and “Item 4. Information on the Company—B. Business Overview—Internal Compliance and Risk Management—Internal Controls and Deficiencies.” We rely on our employees, consultants, representatives, and third parties in our day-to-day and ongoing operations, which may, as a result of human error or malfeasance or failure, disruption, cyber incidents or other security breaches of third-party systems or infrastructure, expose us to risk. Furthermore, our ability to protect and monitor the practices of our third-party service providers is more limited than our ability to protect and monitor our own IT systems and infrastructure. The occurrence of these and other incidents could damage our IT systems and infrastructure, or those of third-party service providers, and adversely affect our business, financial condition and results of operations.

Our IT systems or those of our third-party service providers may be accessed by unauthorized users, such as cyber criminals, as a result of a failure, disruption, cyberattack or other security breach, exposing us to risk. As techniques used by cyber criminals change frequently, a failure, disruption, cyber incident or other security breach may go undetected for a period of time. A failure, disruption, cyber incident or other security breach of our IT systems or infrastructure, or those of our third-party service providers, could result in the theft, transfer, unauthorized access to, disclosure, modification, misuse, loss, or destruction of Company, employee, consultant and representatives, customer, vendor or other third-party data, including sensitive or confidential data, personal information and intellectual property. See “—We may not be able to protect our intellectual property rights. If we are unable to protect our intellectual property rights, specifically patents and trademarks, our ability to compete could be adversely affected.”

We are investing in industry-standard solutions and protections and monitoring practices of our data and IT systems and infrastructure to reduce these risks and continue to monitor our IT systems and infrastructure on an ongoing basis for any current or potential threats. Such efforts and investments are costly, and as cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. As a company that operates globally, we could be impacted by commercial agreements between us and processing organizations, existing and proposed laws and regulations, and government policies and practices related to cybersecurity, privacy and data protection.

Our and our third-party service providers’ data, IT systems and infrastructure may be vulnerable. There can be no assurance that our efforts will prevent a failure, disruption, cyber incident or other security breach of our or our third-party service providers’ IT systems or infrastructure, or that we will detect and appropriately respond if there is such a failure, disruption, cyber incident or other security breach. Any such failure, disruption, cyber incident or other security breach could adversely affect our business, including our ability to expand our business, cause damage to our reputation, result in increased costs to address internal data, security, and personnel issues, and result in violations of applicable privacy laws and other laws and external financial obligations such as governmental fines, penalties, or regulatory proceedings, remediation efforts, such as breach notification and identity theft monitoring, and third-party private litigation with potentially significant costs. In addition, it could result in deterioration in our employees’, consultants and representatives’, customers’ or vendors’ confidence in us, which could cause them to discontinue business with us or result in other competitive disadvantages.

We could be the target of attempted cyber threats in the future, which could adversely affect our business.

We face various cybersecurity risks, including but not limited to penetration of our information technology systems and platforms by ill-intentioned third parties, infiltration of malware (such as computer viruses) into our systems, contamination (whether intentional or accidental) of our networks and systems by third parties with whom we exchange data, unauthorized access to confidential customer and/or proprietary data by persons inside or outside our organization and cyber incidents causing systems degradation or service unavailability that may result in business losses.

We have been and may continue to be subject to potential fraud and theft by cyber criminals, who are becoming increasingly sophisticated, seeking to obtain unauthorized access to or exploit weaknesses that may exist in our systems. We continuously monitor and develop our information technology networks and infrastructure. We also conduct periodical tests to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a security impact on us. However, we cannot assure you that these measures will be effective in protecting us against cyber incidents and other related breaches of our information technology systems. The techniques used to obtain unauthorized, improper or illegal access to our systems, our data or our customers’ data, to disable or degrade service, or to sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized until used against a target. Unauthorized parties may gain access to our systems or facilities through various means, including, among others, hacking into our systems or those of our customers, partners or vendors, or attempting to fraudulently induce our employees, customers, partners, vendors or other users of our systems to disclose user names, passwords, financial information or other sensitive information, which may in turn be used to access our information technology systems. Certain third-party efforts to access our information technology systems may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. We have seen in recent years computer systems of companies and organizations being targeted, not only by cyber criminals, but also by activists and rogue states. Cyber incidents could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). As discussed under “—Our subsidiary Avon was the target of a cybersecurity incident which disrupted our systems” and “Item 4. Information on the Company—B. Business Overview—Internal Compliance and Risk Management—Internal Controls and Deficiencies,” Avon was the subject of a cybersecurity incident in June 2020 that caused a partial and temporary interruption of its operations. Future cybersecurity incidents could again give rise to the disablement of our information technology systems, including systems used to service our customers. Any of these developments could have an adverse effect on our business, results of operations and financial condition.

Further, we store highly confidential information on our information technology systems, including personal data, financial information, and other types of information related to our business, products and customers. If our servers or the servers of the third parties on which our data is stored are the subject of a physical or electronic break-in, computer virus or other cyber risks, our confidential information could be stolen, rendered unavailable, devalued or destroyed. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our suppliers, customers or others, whether by us or a third party, could (1) subject us to civil and criminal penalties, (2) have a negative impact on our reputation or (3) expose us to liability to our suppliers, customers, other third parties or government authorities.

If we fail to effectively manage our cybersecurity risk, for example, by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of customer compensation, regulatory penalties and fines, and/or the loss of assets. Furthermore, upon a failure to comply with applicable laws and regulations, we may be ordered to change our business practices, policies or systems in a manner that adversely impacts our operating results.

We may also be subject to the effects of cyber incidents involving critical infrastructures of Brazil and the other countries in which we operate. Our information technology systems are dependent on such critical infrastructure, and any cybersecurity incident involving such critical infrastructure could negatively affect our ability to service our customers. As we do not operate such critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of cyber incidents.

We have been the subject of cybersecurity incidents and we cannot assure you that our information technology systems will not suffer the impact of additional incidents in the future or that we will be able to adequately safeguard the confidential information which we hold. If we fall victim to successful cyber incidents or experience cybersecurity incidents in the future, we may incur substantial costs and suffer other negative consequences, such as remediation costs (liabilities for stolen assets or information, or repairs of system damage, among others), increased cybersecurity protection costs, lost revenues arising from the unauthorized use of proprietary information or the failure to retain or attract customers following a cybersecurity incident, as already mentioned, litigation and legal risks, increased insurance premiums, reputational damage affecting our customers’ and investors’ confidence, as well as damage to our competitiveness, stock price and long-term shareholder value. Any failure by us to adequately protect our information technology systems and the confidential data which we hold could have a material adverse effect on our business, financial condition and results of operations.

It is important to highlight that even when a failure of or interruption in our systems or facilities is resolved in a timely manner or an attempted cyber incident or other security breach is successfully avoided or thwarted, substantial resources are normally expended in doing so, and we may be required to take actions that could adversely affect customer satisfaction or behavior, and that may also represent a threat to our reputation.

Our subsidiary Avon was the target of a cybersecurity incident which disrupted its systems.

In June 2020, we became aware that Avon was exposed to a cyber incident which interrupted some of Avon’s systems and partially affected its operations. Avon engaged leading external cybersecurity and IT general controls specialists, launched a comprehensive containment and remediation effort and started a forensic investigation. By mid-August 2020, Avon had re-established all of its core business processes and resumed operations in all of its markets, including all of its distribution centers.

The cyber incident did not have a material impact on Avon’s or our consolidated revenue for the year ended December 31, 2020, although it resulted in a shift in Avon’s revenue from the second quarter to the third quarter of 2020 as Avon fulfilled the order backlog created. The incremental expense incurred as a result of the cyber incident was not material to either Avon or us.

We concluded that Avon’s controls related to IT environment had not been designed and/or operated effectively to prevent access and changes the IT systems supporting financial information processing. Although we had no indication that the accuracy and completeness of any financial information was impacted as a result of the incident, and Avon performed extensive procedures immediately after discovering the incident to validate such accuracy and completeness, we believe that, if the incident had gone differently, it could have potentially resulted in a material impact to its financial statements, which led to the conclusion that the magnitude of these control deficiencies represented a material weakness in Avon’s IT general controls.

To remediate the material weakness, Avon strengthened procedures and controls with the support of external cyber security and IT general controls specialists and accelerated its investment in IT infrastructure to strengthen its cyber security controls. Based on testing performed by management, the implemented controls are designed and operating effectively and the material weakness has been remediated as of December 31, 2020.

As a result of the incident, Avon may be subject to litigation and investigations by regulators in the jurisdictions in which it operates. Avon may incur losses associated with potential claims by third parties or individuals, as well as fines, penalties and other sanctions imposed by regulators relating to or arising from the incident. Avon may also incur contingencies related to the incident. Avon is not able to reliably forecast all of the losses that may occur as a result of the incident, and such excess losses could have a material adverse effect on Avon’s and our financial condition or results of operations in future periods.

Following the incident, Avon has taken certain additional preventative measures to reduce cyber risks. However, we cannot provide assurance that Avon’s security frameworks and measures will be successful in preventing future cybersecurity incidents. In addition, the costs of such measures and management attention required may be significant. Further, the incident may have a negative impact on Avon’s reputation and cause customers, suppliers and other third parties with whom Avon maintains relationships to lose confidence in Avon. We are unable to definitively determine the impact to these relationships and whether Avon will need to engage in any activities to rebuild them. See “Item 4. Information on the Company—B. Business Overview—Internal Compliance and Risk Management—Internal Controls and Deficiencies” and “Item 15. Controls and Procedures—A. Disclosure Controls and Procedures.”

The loss of members of our senior management, the weakening of our corporate culture and/or our inability to attract, retain and train key personnel may adversely affect our business, financial condition and operating results.

Our success depends, in part, on our ability to retain our key personnel. The unexpected loss of or failure to retain one or more of our key employees could adversely affect our business. Our success also depends, in part, on our continuing ability to identify, hire, attract, train, develop and retain other highly qualified personnel. Competition for these employees can be intense and our ability to hire, attract and retain them depends on our ability to provide competitive compensation. If members of our senior management team resign, we may not be able to sustain our existing culture or replace them with individuals of the same experience and qualification. Key personnel may leave us for a variety of reasons and the impact of these departures is difficult to predict, which may hinder the implementation of our strategic plans and adversely affect us.

We may not be able to attract, assimilate, develop and retain qualified personnel in the future, and our failure to do so could adversely affect our business, including the execution of our global business strategy. Such turnover creates a risk of disruptions in our business processes if the turnover occurs with inadequate knowledge transfer. Competition for personnel is intense, and we may not be able to successfully attract, hire, train, retain, motivate and manage sufficiently qualified personnel, which may adversely affect our business. Any failure by our management team to perform as expected may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows. This risk may be exacerbated by the uncertainties associated with the implementation of Open Up & Grow strategy of Avon and any other stabilization strategies and restructuring and cost-savings initiatives we undertake from time to time. For more information, see “Item 4. Information on the Company—B. Business Overview—Innovation and Product Development—Avon.”

Our inability to attract and retain our consultants and representatives may materially adversely affect our business, financial condition and operating results.

The inability to attract and retain our consultants and representatives could materially adversely affect our business, financial condition and operating results. Natura and Avon conduct their business in countries in which they operate mainly in the form of direct sales through our different channels of distribution and representatives, who sell Natura- and Avon-branded products, respectively, and independent sales advisors (Natura business leader sales consultants), who, in addition to selling our products, are also responsible for sharing business information and guidelines to small groups of Natura consultants. These consultants and representatives are our main sales channel for our Natura- and Avon-branded products and our business expansion is linked to the growth of the resellers’ network.

Natura consultants and Natura business leader sales consultants are consultants who buy products directly from us and sell to their clients. There is no exclusivity agreement between us and our consultants, nor do we require a minimum period of association with us. Similarly, Avon representatives are independent contractors and not our employees. As of December 31, 2020, we had approximately 2.1 million Natura consultants. As of December 31, 2020, we had approximately 6.4 million Avon representatives. There is a high rate of turnover among consultants, business leader sales consultants and representatives, which is a common characteristic of the direct-selling business. Our success in attracting and retaining consultants and representatives depends on a series of factors, which include:

•	maintaining close and quality relationships with our consultants and representatives;

•	continuing to create innovative and successful products, which is important to secure the interest of consultants in our company and the Natura brand, and of our representatives in the Avon brand;

•	maintaining the average prices of products that enable our consultants and representatives to increase their profits;

•	public perception of our Natura and Avon brands, their respective lines of products and the direct sales channels;

•	competitiveness among consultants and representatives of other direct sales companies;

•	the level of service provided to our consultants and representatives;

•	macroeconomic conditions in Brazil and other countries in which we operate;

•	our ability to successfully execute our digital strategy;

•	our ability to successfully implement other initiatives in the direct-selling channel;

•	our ability to improve our brochure and product offerings;

•	the legal, administrative and other conditions imposed on consultants and representatives by the authorities of the countries in which we operate; and

•	our ability to improve our marketing and advertising.

Changes in the legal status of consultants, business leader sales consultants and representatives could adversely affect our operating results.

The consultants, business leader sales consultants and representatives who work with us are not our employees. However, governments in the countries in which we operate could enact laws or regulations or interpret existing laws or regulations in such a way that could characterize consultants, business leader sales advisors and representatives as employees or otherwise oblige us to make social security contributions or other employment-related contributions on their behalf. Any changes in law or unfavorable court decisions that find the existence of an employment relationship or result in our obligation to make social security contributions or other employment-related contributions for our consultants, business leader sales consultants and representatives would result in substantial additional costs that could result in a need for us to restructure our business and materially adversely affect our financial condition and operating results. For further information on the legal status of our consultants and representatives, please see “Item 4. Information on the Company—B. Business overview—Government Regulation—Legal status of our consultants and business leader sales consultants.”

A work stoppage or significant strike from our labor force could affect our operations.

A number of our employees are represented by labor unions and covered by collective bargaining or similar labor agreements, which are subject to periodic renegotiation within the time frames established by law and the applicable agreements. Strikes and other work stoppages or other labor disruptions in any of our facilities or labor unrest disrupting any of our third-party suppliers of goods or services may have a material adverse effect on our business and results of operations.

We cannot guarantee that our suppliers do not engage in irregular practices.

Given the decentralization and outsourcing of our suppliers’ production chains, we cannot guarantee that suppliers will not have issues regarding working conditions, sustainability, outsourcing of the production chain and improper safety conditions, or that they will not use these irregular practices in order to lower product costs. If a significant number of our suppliers engage in these practices, our reputation may be harmed and, as a consequence, our customers’ perception of our products may be materially adversely affected, thereby causing a reduction in net operating revenues and results of operations and the market prices of our securities.

We may not be able to execute our strategy of sourcing a sufficient volume and variety of products at competitive prices or adequately managing our supply of inventory, which could have a material adverse effect on us.

Our business is dependent on our ability to strategically source a sufficient volume and variety of products at competitive prices. In addition, we may significantly overstock low-acceptance products and be forced to take significant markdowns. We cannot assure you that we will be able to identify the appropriate customer demand and take advantage of appropriate buying opportunities, which could have a material adverse effect on our business and financial results. In addition, overstocked goods in our distribution centers may become obsolete or their validity may expire during the time it takes to be delivered to our clients, such as in the context of the COVID-19 pandemic. In addition, the improper handling of products may result in their breakage or malfunctioning. Further, if we or any third-party warehousing provider engaged by us fail to store our inventory at optimal conditions, such as at optimal temperatures and humidity levels, the quality and shelf life of our products may be adversely affected, and we may as a result suffer damage to our reputation, which may adversely affect our results of operation.

We may be liable for the labor and pension obligations of third-party suppliers.

We may be held jointly liable alongside third parties who provide services to us if such third parties fail to comply with certain of their obligations. For example, Brazilian labor laws provide that we may be held jointly liable with such third parties if they fail to comply with their obligations under labor and social security-related laws. This may result in fines and other penalties that may materially adversely affect us. We may also be held liable for bodily injury or death within our premises of third-party employees who provide services to us. Any of these developments could adversely affect our reputation, as well as our business, financial condition and results of operations.

We are involved, and may become involved in the future, in legal proceedings that, if adversely adjudicated or settled, could adversely affect our financial results.

We are, and may in the future become, party to litigation, including, for example, new tax assessments, claims alleging violation of the federal securities laws or claims relating to employee or employment matters, our products or advertising. Currently, we are party to several civil, administrative, environmental, labor, tax and arbitration proceedings. These claims involve substantial amounts under dispute and could also result in other punitive measures. As of December 31, 2020, we were party to proceedings for which provisions in the total amount of R$2,059.2 million have been recorded.

We are involved in several individual disputes or categories of disputes which account for a significant portion of the total claims against us. These include in particular certain tax proceedings of an administrative or judicial nature, as detailed under “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Tax Proceedings.” Also, Avon currently is, and we may in the future be, party to several personal injury lawsuits filed in U.S. courts, alleging that certain talc products Avon sold in the past were contaminated with asbestos. Nationwide trial results in similar cases filed against other manufacturers of cosmetic talc products have ranged from outright dismissals to very large jury awards of both compensatory and punitive damages. In general, litigation claims can be expensive and time-consuming to defend against and could result in settlements or damages that could significantly affect our financial results and the conduct of our business. We are currently vigorously contesting certain of these litigation claims. However, it is not possible to predict the final resolution of the litigation to which we currently are or may in the future become party, or to predict the impact of certain of these matters on our business, prospects, financial condition, liquidity, results of operations and cash flows. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for a detailed discussion regarding certain legal proceedings in which we are a party.

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

Additionally, we may not have sufficient funds to post collateral or provide guarantees in judicial or administrative proceedings that claim substantial amounts. Even if we do not post such collateral or provide guarantees, we will be liable for paying any amounts due pursuant to any unfavorable outcomes in legal proceedings, which may have an adverse effect on our business, financial condition and results of operations. We cannot assure you that, if we cannot make such payments, our assets, including financial assets, will not be attached, or that we will be able to obtain tax good standing certificates, all of which may have a material adverse effect on our business, financial condition and results of operations.

Moreover, our management may be forced to dedicate time and attention to defend against these claims, which could prevent it from concentrating on our core business. See also “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

We have taken and will take uncertain tax positions which rely to a significant extent on our judgment as to the application of the law. The laws and interpretations based on which we have taken such positions may change. Furthermore, irrespective of whether any such change occurs, tax authorities may take a different view than our own with respect to such uncertain tax positions, which may result in the imposition of fines, penalties and interest. Any such developments may have a material adverse effect on our business, financial condition and results of operations.

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

Our comparable store sales and quarterly results of operation have fluctuated in the past, and we expect them to continue to fluctuate in the future. A variety of factors affect our comparable store sales and quarterly financial performance, including:

•	effects of COVID-19 pandemic;

•	seasonality;

•	changes in our merchandising strategy or mix;

•	the effectiveness of our inventory management;

•	timing and concentration of new store openings, including additional human resources;

•	requirements and related pre-opening and other start-up costs;

•	cannibalization of existing store sales by new store openings;

•	levels of pre-opening expenses associated with new stores;

•	timing and effectiveness of our marketing activities, such as new products, direct marketing;

•	activity, television and magazine advertisements;

•	actions by our existing or new competitors;

•	general economic conditions and, in particular, the retail sales environment; and

•	store employees’ motivation and effectiveness.

Accordingly, our results for any one financial quarter are not necessarily indicative of the results to be expected for any other quarter, and comparable store sales for any particular future period may decrease. In that event, our results of operations may fluctuate significantly.

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

The success of operations in most of the business segments in which we operate depends on various factors related to consumer expenditures and consumers’ income, including general business conditions, interest rates, inflation, consumer credit availability, taxation, consumer confidence in future economic conditions, and employment and salary levels.

Our results of operations and financial condition have been, and will continue to be, affected by the growth rate of the GDP of the countries in which we operate. We cannot ensure that the GDP of the countries in which we operate will increase or remain stable. Developments in the macroeconomic conditions of the countries in which we operate, including Brazil which has been experiencing an economic slowdown since 2012, may affect such countries’ growth rates and, consequently, us. Any decrease or slowdown in such growth may materially adversely affect our sales and our results of operations. See “—Difficult market and geopolitical conditions can adversely affect our business in many ways, each of which could materially reduce our revenue, earnings and cash flow and adversely affect our financial prospects and condition.”

Certain parts of our business are conducted primarily in one channel, direct selling.

Certain parts of our business are conducted primarily in the direct-selling channel. Sales are made to the ultimate consumer principally through direct selling by Natura consultants and Avon representatives, who are independent contractors and not our employees. There is a high rate of turnover among representatives, which is a common characteristic of the direct-selling business. Our direct-selling model contains an inherent risk of bad debt associated with providing representatives with credit, which is exacerbated if the financial condition of the representatives deteriorates. Additionally, consumer purchasing habits, including reducing purchases of beauty and related products generally, or reducing purchases from representatives through direct selling by buying beauty and related products in other channels such as retail, could reduce our sales, impact our ability to execute our global business strategy or have a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and cash flows.

Within the direct-selling channel, we often compete on country-by-country basis with our direct-selling competitors. There are a number of direct-selling companies that sell product lines similar to ours, some of which have worldwide operations and compete with us globally. Unlike a typical CPG company which operates within a broad-based consumer pool, direct sellers compete for representative or entrepreneurial talent by providing a more competitive earnings opportunity or “better deal” than that offered by the competition. Providing a compelling earnings opportunity for our Natura consultants and Avon representatives is as critical as developing and marketing new and innovative products. Therefore, in contrast to typical CPG companies, we must first compete for a limited pool of representatives before we reach the ultimate consumer.

Consultants and representatives are attracted to a direct seller by competitive earnings opportunities, often through what are commonly known as “field incentives” in the direct-selling industry. As a result, we are subject to significant competition for the recruitment of consultants and representatives from other direct-selling or network marketing organizations as well as significant competition from other non-direct selling earnings opportunities. Changes to our compensation models are sometimes necessary to be competitive but could have short-term negative impacts on our total number of consultants and representatives. It is therefore continually necessary to innovate and enhance our direct-selling and service model as well as to recruit and retain new consultants and representatives. If we are unable to do so, our business will be adversely affected.

Additionally, if we lose market share in the direct-selling channel, our business, prospects, financial condition, liquidity, results of operations and cash flows may be adversely affected. Furthermore, if any government or regulatory body such as Brazil or the European Union, bans or severely restricts our business methods or operational/commercial model of direct selling, our business, prospects, financial condition, liquidity, results of operations and cash flows may be materially adversely affected.

See also “—Our business, operations and results may be adversely impacted by COVID-19.”

We may experience financial and strategic difficulties and delays or unexpected costs in completing Open Up & Grow Avon and any other restructuring and cost-savings initiatives, including achieving any anticipated savings and benefits of these initiatives.

In September 2018, Avon initiated Open Up Avon, which was expanded in April 2020 with the launch of the Open Up & Grow project to accelerate Avon’s transformation. As one element of this new plan, Avon will continue to focus on generating cost savings from efficiencies in manufacturing and sourcing, distribution, general and administrative activities and back-office functions, as well as through revenue management, interest and tax. These savings are expected to be achieved through restructuring actions (that may result in charges related to severance, contract terminations and inventory and other asset write-offs), as well as other cost-savings strategies that would not result in restructuring charges. Avon initiated the Open Up Avon strategy to enable it to achieve its goals of low-single-digit constant-dollar revenue growth and low-double-digit operating margin by 2021. We plan to continue to reinvest a portion of these cost savings in commercial initiatives, including training for Avon representatives, and digital and IT infrastructure initiatives. For more information, see “Item 4. Information on the Company—B. Business Overview—Innovation and Product Development—Avon.”

As we continue to work to right-size Avon’s cost structure, we may not realize anticipated savings or benefits from one or more of the various restructuring and cost-savings initiatives we may undertake as part of these efforts in full or in part or within the time periods we expect. Other events and circumstances, such as financial and strategic difficulties and delays or unexpected costs, including the impact of the COVID-19 pandemic, foreign currency and inflationary pressures, may occur which could result in our not realizing our targets or in offsetting the financial benefits of reaching those targets. If we are unable to realize these savings or benefits, or otherwise fail to invest in the growth initiatives, our business may be adversely affected. In addition, any plans to invest these savings and benefits ahead of future growth means that such costs will be incurred whether or not we realize these savings and benefits. We are also subject to the risks of labor disruptions, negative publicity and business disruption in connection with these initiatives, and the failure to realize anticipated savings or benefits from such initiatives could have a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and cash flows.

We may face challenges in developing our omnichannel strategy and expanding our operations to e-commerce.

The coordinated operation of our network of physical stores and e-commerce platforms across multiple brands is fundamental to the success of our omnichannel strategy. The COVID-19 pandemic has required us to rely on our omnichannel strategy as a means to recover revenue lost through stores closures. We plan to continue our investments in digital growth to empower consultants to sell online, as well as enhance our digital tools to foster social media sales and welcoming new online customers. If we are unable to align and integrate the strategies of our multiple sales channels, or if our respective sales channels compete against each other, we may be unable to fully benefit from the advantages that an omnichannel, dual-model and multiformat strategy offers, which may materially adversely affect us.

Also, consumers are increasingly embracing online shopping and mobile commerce applications, especially as a result of the COVID-19 pandemic. We expect a greater portion of total consumer expenditures with retailers and wholesalers to occur online and through mobile commerce applications. If we fail to maintain or grow our overall market position through the integration of our physical retail presence and e-commerce platform across our brands, including our efforts to replace our temporarily closed stores sales by online sales, our net revenue and financial performance could be adversely affected. In addition, a greater concentration of retail and wholesale sales in online and mobile commerce sales could result in a reduction in the amount of traffic we have in our physical stores, once those stores are reopened.

Conditions in the online sales market could also change rapidly and significantly as a result of technological advances. New start-up companies that innovate and large competitors that are making significant investments in e-commerce may create similar or superior e-commerce platforms and technologies that will be disruptive both to our e-commerce and the operations of our physical stores.

The Natura, Avon, The Body Shop and Aesop brands have historically used e-commerce to different degrees and may continue to have different strategies for their e-commerce platforms. As we continue expanding our e-commerce operations across our brands, we will continue to face risks associated with online businesses. In addition, given the COVID-19 pandemic, we may continue to pursue strategies within e-commerce that our brands have not utilized before, and we may expand into e-commerce in countries and jurisdictions in which we have less experience and in which our brands may be less well-known by customers. We may be unable to attract a sufficient number of customers and other participants, fail to anticipate competitive conditions or face difficulties in operating effectively across all of our channels and business formats, and could also be the target of illegal and fraudulent uses of our e-commerce platforms. Accordingly, any efforts to expand our e-commerce operations may not be successful, which could limit our ability to grow our revenue, net income and profitability, adversely affecting our results of operations. See “Item 4. Information on the Company—B. Business Overview—Our Distribution Processes.”

Restrictions on credit availability to consumers may adversely affect the sales volumes of certain of our subsidiaries.

Sales in installments account for a portion of the results of operations of retail companies in a number of countries in which we operate. An increase in the unemployment rate, combined with high interest rates to consumers, may result in increased restrictions on the availability of credit to consumers generally. Our sales volumes and, consequently, the result of operations of certain of our subsidiaries may be adversely affected if credit availability to consumers decreases, or if government policies are introduced that further restrict the granting of credit to consumers.

Governments may introduce from time to time regulations designed to regulate the availability of credit in order to reduce or increase consumption and, consequently, to control the rate of inflation. We cannot assure you that in the future the governments in the countries in which we operate will not adopt new regulations that reduce the access of our customers to credit from financial institutions.

In addition to providing for sales in installments, we may also extend other forms of credit to customers. Any form of lending carries a risk that our customers may not repay the credit we extend to them. An increase in the unemployment rate, an increase in interest rates, or a protracted economic downturn as a result of the COVID-19 pandemic may further reduce the likelihood of repayment by our customers, which could require us to suffer losses and raise the rates we charge in connection with certain products. Any increase in interest rates by us may decrease the likelihood that customers will be able to take on debt to purchase our products.

Reductions in credit availability and more stringent credit policies by us and credit card companies (as well as increased interest rates) may negatively affect sales of certain of our subsidiaries. Unfavorable economic conditions globally that impact the economy of the countries in which we operate, such as the COVID-19 pandemic, may significantly reduce available income and consumer expenditure, particularly in the lower income classes, who have relatively less credit access than higher income classes, more limited debt refinancing conditions and are more susceptible to increases in the unemployment rate. These conditions may cause a material adverse effect on our sales, our business and our results of operations.

Our dependence on credit card companies for sales and consumer financing is a growing trend.

Our business is relatively dependent on credit cards as it is one of the preferred payment methods of our customers. To execute credit card sales, we are dependent on the policies of credit card companies and are affected by the fees that such companies charge us. Any change in the policies of the credit card issuers, including, for example, the administration fee charged to merchants, could materially adversely affect our business and results of operations.

The implementation of our proprietary financial services platform, Natura &Co Pay, involves a number of risks.

Our proprietary financial services platform, which is intended to improve the businesses of consultants and representatives, Natura &Co Pay, is a new initiative to deliver customized services to our consultants and representatives. Natura &Co Pay uses a white label platform for which the regulatory approvals and the financial services are provided by third parties. As the model evolves from the current new business initiative status, we may be subject to the risks inherent in the design, implementation, expansion and support process, which could compromise the delivery of the expected benefits and results, such as, but not limited to:

•	difficulties in integrating information technology, communications and other systems;

•	changes in applicable laws and regulations;

•	unforeseen expenses or delays;

•	difficulties in the design and effective implementation of the ideal structure;

•	failure to comply with applicable sectoral regulations, including data protection legislation in the countries where Natura &Co Pay operates;

•	need for significant investments associated with the implementation, expansion, and ongoing updates to the platform;

•	lack of people with the necessary expertise to operate in a new and specific business segment;

•	difficulties in establishing partnerships to expand the platform to new brands and regions;

•	insufficient technology and tools to support the operation;

•	cyberattacks and failures in information security controls that could result in improper access to sensitive data;

•	fraud;

•	delays in obtaining applicable licenses and authorizations; and

•	other risks inherent to new business ventures.

The levels of satisfaction and engagement of our consultants and/or representatives may be adversely affected if the platform is not successfully implemented. Any such developments could adversely affect our ability to attract and retain our consultants and/or representatives. If we are unable to structure, implement, expand and sustain the initiative, our business, financial condition and results of operations may be adversely affected.

Our franchise business models present a number of risks.

Our success increasingly relies on the financial success and cooperation of franchisees, yet we have limited influence over their operations. Our margins from physical retail stores arise from two primary sources: fees from franchised stores (e.g., rent and royalties based on a percentage of sales, as well as the revenues from products we sell to our franchisees) and, to a lesser degree, sales from company-operated stores. Our franchisees manage their businesses independently, and therefore are responsible for the day-to-day operation of their stores. The revenues we realize from franchised stores are largely dependent on the ability of our franchisees to grow their sales. If our franchisees do not experience sales growth, our revenues and margins could be negatively affected as a result. Also, if sales trends worsen for franchisees, their financial results may deteriorate, which could result in, among other things, store closures or delayed increase bad debts from non-payment in markets seriously affected by the global pandemic, or reduced payments to us, or disruption to head franchisee ordering pattern. Our refranchising effort will increase that dependence and the effect of those factors.

Our success also increasingly depends on the willingness and ability of independent franchisees to implement major initiatives, which may include financial investment, and to remain aligned with us on operating, promotional and capital-intensive reinvestment plans. We may also be negatively impacted to the extent franchisees terminate their franchise contracts. Franchisees’ ability to contribute to the achievement of our plans is dependent in large part on the availability to them of funding at reasonable interest rates and may be negatively impacted by the financial markets in general or by the creditworthiness of our franchisees or the Company. Our operating performance could also be negatively affected if our franchisees experience operational problems or project an image inconsistent with our brand and values, particularly if our contractual and other rights and remedies are limited, costly to exercise or subjected to litigation. If franchisees do not successfully operate stores in a manner consistent with our required standards, the image and reputation of our brands could be harmed, which in turn could materially adversely affect our business and operating results.

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

Our operations consume material quantities of energy and other utilities. Energy and utility prices have been subject to significant price volatility in the recent past, including as a result of climate conditions, and may fluctuate again in the future. For instance, high energy prices over an extended period of time, as well as changes in energy taxation and regulation in certain geographies, may result in a material adverse effect on our operating revenues and could materially adversely affect our profitability. There is no guarantee that we will be able to pass along increased energy and public utility costs to our customers.

Failure to partner with startups successfully could materially adversely affect us.

Some of our innovation initiatives result from partnerships with startups. Partnerships with startups are different from partnerships with more mature companies and involve a number of risks, including the following:

•	risks to our reputation;

•	our resources may be insufficient to support an open innovation model;

•	our ability to adapt and transform our internal processes to sustain partnership relationships with startups;

•	we may become dependent on technologies and solutions developed by third parties;

•	startups are, by definition, new businesses, and therefore may have a less robust professional culture;

•	our partnerships with startups may be adversely affected by disputes among the partners and founders of these companies, including disputes arising as a result of a lack of formal arrangements among such persons, such as shareholders’ agreements;

•	delays in obtaining licenses and permissions may jeopardize our and our partners’ ability to meet deadlines, which could have a detrimental effect on our partners’ cash flows;

•	our partnerships with startup companies may be interrupted as a result of acquisitions of, and/or investments into, our partners, including by our competitors;

•	partnerships with startups may involve the exchange of sensitive information regarding part of our plans and strategies, which may not be adequately protected; and

•	changes may occur that adversely affect the innovative aspect of the partnership.

Any inability to form effective partnerships with startup companies may compromise our ability to innovate, which could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to protect our intellectual property rights. If we are unable to protect our intellectual property rights, specifically patents and trademarks, our ability to compete could be adversely affected.

Our future success depends significantly on our ability to protect our current and future brands (including our private labels) and to defend our intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how. Additionally, the improper or unauthorized use of our intellectual property rights, especially trademarks, may decrease the value of our brands, as well as cause a decline in our sales. There is also a risk that we could, even if by omission, fail to renew a trademark in a timely manner or that third parties will challenge, and succeed in obtaining the invalidation of any existing or future trademarks issued to, or licensed to us. Monitoring the unauthorized use of intellectual property requires significant efforts, and we cannot be certain that the steps we have taken to protect our portfolio of intellectual property rights will be sufficient or that third parties will not infringe upon or misappropriate proprietary rights. If we are unable to protect our proprietary rights against infringement or misappropriation, it could have a material adverse effect on us, and in particular, on our ability to develop our business.

The market for our products depends to a significant extent upon the value associated with our product innovations and our brand equity. We own the material patents and trademarks used in connection with the marketing and distribution of our major products where such products are principally sold. There can be no assurance with respect to the rights associated with intellectual property registered in certain countries where we operate. In addition, the laws of certain foreign countries, including many emerging markets, may not completely protect our intellectual property rights. The costs required to protect our patents and trademarks, especially in emerging markets, may be substantial.

Counterfeiting and imitation have occurred in the past for many consumer products, including cosmetics. As our Natura, Avon, The Body Shop, Aesop brands, among others, are well-known brands around the world, we have in the past experienced counterfeiting and imitation of our products. We are unable to guarantee that counterfeiting and imitation will not occur or, if it does occur, that we would be able to detect and address the problem effectively. Any occurrence of counterfeiting or imitation could impact negatively upon our reputation and brand name, lead to loss of consumer confidence in our brand, and, as a consequence, adversely affect our results of operations.

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

Please see “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for further information relating to our intellectual property.

Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could materially harm our business and standing with our customers.

We collect, store, process, and use certain personal information and other customer data in our business. A significant risk associated with our business and communications in general is the secure transmission of confidential information over public networks. The perception of privacy concerns, whether or not valid, may adversely affect us. We also collect and process a considerable volume of employee related information, including health related, ethnicity, race, and biometric data and other categories of personal data which are considered, in Brazil as well as in international legislation on data protection, to be sensitive personal data – subject to a stricter legal regimen and regulation. We must ensure that any processing, collection, use, storage, dissemination, transfer and disposal of data for which we are responsible comply with relevant data protection and privacy laws. The protection of our customer, employees, business partners and company data is critical to us, as, for example, currently, a number of our customers authorize us to bill their credit card accounts directly. We rely on commercially available systems, software, tools and monitoring to provide secure processing, transmission and storage of confidential customer information, such as credit card and other personal information.

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

Our controlling shareholders have the power to, among other things, appoint the majority of the members of our board of directors and determine the outcome of certain resolutions requiring approval from shareholders, even though they do not hold more than 50% of our voting capital. Our controlling shareholders may be interested in carrying out certain actions that may conflict with the interests of our other shareholders. For further information on our controlling shareholders, please see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

No shareholders or group of shareholders holds more than 50% of our voting capital.

We do not have a controlling shareholder or a group of control bound by a voting agreement that holds more than 50% of our voting capital. The absence of a controlling shareholder or a controlling group bound by a voting agreement that owns more than 50% of the voting capital may make it difficult to conduct certain decision-making processes, to the extent certain minimum quorums established by law for certain resolutions may not be reached.

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

In particular, environmental rules and regulations could become more restrictive in areas related to our activities, including with regard to climate change (greenhouse gas emission standards), solid waste (targets for return of packaging to us and its recycling after use by consumers) and water resources (payments by companies for use of water), among other issues.

Our innovation strategy is mainly based on using the biodiversity of the Pan-Amazon region. This critical element of our strategy could be impaired if new laws or regulations, or different interpretations of existing laws, further restrict the use of Brazil’s natural resources or the associated traditional knowledge, potentially increasing our research and development costs. The biodiversity protection rules set forth in the UN Convention on Biological Diversity, in the Nagoya Protocol (ratified in August 2020 in Brazil) on Access to Genetic Resources and the Fair and Equitable Sharing of Benefits Arising from their Utilization and in applicable laws represents additional costs and challenges to our research and development initiatives. In the future, these rules could become stricter, increasing our innovation and product launch costs. These changes could adversely affect our business, financial condition and results of operations, as well as our image as a company that creates, among others, products developed from the natural resources found in Brazil’s vast ecosystems.

Changes in taxes and other assessments may adversely affect us.

The legislatures and tax authorities in the tax jurisdictions in which Natura &Co Holding and its subsidiaries operate regularly enact reforms to the tax and other assessment regimes to which we, our consultants and our customers are subject. Such reforms include changes in tax rates and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In addition, the interpretation of tax laws by courts and taxation authorities is constantly evolving. The effects of these changes and any other changes that result from enactment of additional tax reforms or changes to the manner in which current tax laws are applied cannot be quantified and there can be no assurance that any such reforms or changes would not have an adverse effect upon Natura &Co Holding’s business directly or indirectly (e.g., by affecting the business of our consultants and representatives).

For example, Latin American governments have often increased taxes or changed tax legislation as a response to macroeconomic crises or other developments affecting their respective jurisdictions. In Brazil, particularly, the tax system is highly complex, and the interpretation of the tax laws and regulations is commonly controversial. The Brazilian Congress and the Brazilian federal government have been discussing alternative models of tax reforms, which chiefly target the simplification and consolidation of taxes levied on the sale of goods and on services. The Brazilian Congress has also been discussing proposals for change to the corporate income tax. These potential tax reforms and other potential changes to Brazilian tax laws may result in the increase of the tax burden and may directly or indirectly impact our business. These and any other possible future changes in tax policy laws in the countries were we operate may adversely affect our business, financial and results of operations.

The entry into new geographies, any strategic alliances, mergers or acquisitions or divestitures may expose us to additional risks.

Our expansion and growth may, from time to time, lead us to start operating in markets where we currently have little or no presence, and to consider potential strategic alliances that would complement our current product offerings, increase the size and geographic scope of our operations or otherwise present growth and/or other opportunities. Any such developments may entail numerous risks, including:

•	changes in laws and regulations with a significant impact on our business, our products and our operations;

•	competition with established competitors in new markets, who may have greater knowledge of those markets and/or resources to expend in those markets than we do;

•	difficulties in assimilating acquired operations or products, including the loss of key employees from any acquired businesses and disruption to our direct-selling channel;

•	difficulties in understanding and adapting to local cultural norms, including, but not limited to, consumption patterns, seasonal effects, consumer trends and preferences, as well seasonal effects;

•	diversion of management’s attention from our core business;

•	substantial costs, delays or other operational or financial difficulties, including difficulties in leveraging the expected synergies among the businesses to increase sales and obtain cost savings or achieve our expected results;

•	difficulties in assimilating acquired operations or products, including the loss of key employees from any acquired businesses and disruption to our direct-selling channel;

•	adverse effects on existing business relationships with suppliers and customers;

•	certain other risks involved in entering markets in which we have limited or no prior experience; and

•	reputational and other risks regarding our ability to enter new markets successfully or to implement such strategic alliances, including obtaining financing which could dilute the interests of our shareholders, result in an increase in our indebtedness, or both.

Our failure to enter new markets, enter into strategic alliances or complete the integration of any new or acquired businesses successfully could have a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and cash flows. In addition, there can be no assurance that we will be able to identify suitable candidates or consummate such transactions on favorable terms or at all.

In the case of divestitures, success is also dependent on effectively and efficiently separating the divested unit or business from us and reducing or eliminating associated overhead costs. In cases where a divestiture is not successfully implemented or completed, our business, prospects, financial condition, liquidity, results of operations and cash flows could be adversely affected.

Our indebtedness and any future inability to meet any of our obligations under our indebtedness, could adversely affect us by reducing our flexibility to respond to changing business and economic conditions.

As of December 31, 2020, we had R$17.7 billion of indebtedness outstanding (current and non-current borrowings, financing, debentures and leases). We rely on obtaining financing and refinancing of existing indebtedness in order to operate our business, implement our strategy and grow our business. Recent disruptions in the global credit markets and their effect on the global and Brazilian economies could materially adversely affect our ability to raise capital and materially and adversely affect our business. We may also incur additional long-term indebtedness and working capital lines of credit to meet future financing needs, subject to certain restrictions under our indebtedness, which would increase our total indebtedness. We may be unable to generate sufficient cash flow from operations and future borrowings, and other financing may be unavailable in an amount sufficient to enable us to fund our current and future financial obligations or our other liquidity needs, which would have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations as well as reduce the availability of our cash flow to fund working capital, operations, capital expenditures, dividend payments, strategic acquisitions, expansion of our operations and other business activities. Our indebtedness could have material negative consequences on our business, prospects, financial condition, liquidity, results of operations and cash flows, including the following:

•	limitations on our ability to obtain additional debt financing sufficient to fund growth, such as working capital and capital expenditures requirements or to meet other cash requirements, in particular during periods in which credit markets are weak;

•	a downgrade in our credit ratings;

•	a limitation on our flexibility to plan for, or react to, competitive challenges in our business and the beauty industry;

•	the possibility that we are put at a competitive disadvantage relative to competitors with less debt or debt with more favorable terms than us, and competitors that may be in a more favorable position to access additional capital resources and withstand economic downturns;

•	limitations on our ability to execute business development activities to support our strategies or ability to execute restructuring as necessary; and

•	limitations on our ability to invest in recruiting, retaining and servicing our consultants and representatives.

Natura &Co Holding, Natura &Co and Avon may also need to refinance all or a portion of their respective debt on or before maturity and may not be able to do this on commercially reasonable terms or at all. Certain of our indebtedness contain customary covenants, including, among other things, limits on the ability of the company and any restricted subsidiary to, subject to certain exceptions, incur liens, incur debt, make restricted payments, make investments or, with respect to certain entities, merge, consolidate or dispose of all or substantially all of its assets. In addition, we could have difficulty undertaking other alternatives to avoid noncompliance, such as obtaining necessary waivers from compliance with, or necessary amendments to, the covenants contained in our notes or repurchasing certain debt, and we could have difficulty addressing the impact any noncompliance with these covenants may have on our ability to secure financing with favorable terms.

The COVID-19 pandemic has had and is expected to continue to have a negative impact on global, regional and national economies and to disrupt supply chains and otherwise reduce international trade and business activity. Substantial volatility in the global capital markets, unavailability of financing in the global capital markets at reasonable rates and credit market disruptions have had a significant negative impact on financial markets, as well as on the global and domestic economies. In particular, the cost of financing in the global debt markets has increased substantially, greatly restricting the availability of funds in such markets. Further, volatility in the markets has led to increased costs for obtaining financing in the credit markets, as many creditors have raised interest rates, adopted more rigorous loan policies, reduced volume and, in some cases, ceased offering financing on standard market terms. If we are unable to obtain new financing or to refinance existing loans when necessary or obtain or renew insurance guarantees on reasonable terms or at all, we may face difficulties in complying with our financial obligations or explore business opportunities. This possible scenario would have a material adverse effect on our business, financial condition and results of operations.

Changes in accounting standards could impact reported earnings.

The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retrospectively, resulting in the recast of prior period financial statements.

We may experience material weaknesses or significant deficiencies in our internal control over financial reporting in the future or otherwise fail to maintain an effective system of internal controls in the future, as a result of which, we may not be able to accurately report our financial condition or results of operations which may adversely affect investor confidence in us and, as a result, the value of our common stock. In addition, our disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.

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

For details of the controls and remediation plan mentioned above, see the section of this annual report entitled “Item 15. Controls and Procedures—A. Disclosure Controls and Procedures.”

Risks Relating to the Countries in Which We Operate

Our business may be materially adversely impacted by unfavorable economic, political, social or other developments and risks in the countries in which we operate.

We may be materially adversely affected by unfavorable economic developments in any of the countries where we have distribution networks, marketing companies or production facilities. In particular, our business is dependent on general economic conditions in our most important markets, including in Brazil, Mexico and the United Kingdom. A significant deterioration in economic conditions in any of our important markets, including economic slowdowns or recessions, inflationary pressures and/or disruptions to credit and capital markets, could lead to decreased consumer confidence and consumer spending more generally, thus reducing demand for our products. Unfavorable economic conditions could also negatively impact our customers, suppliers and financial counterparties, who may experience cash flow problems, increased credit defaults or other financial issues. In addition, volatility in the credit and capital markets caused by unfavorable economic developments and uncertainties could result in a reduction in the availability of, or an increase in the cost of, our financing. Our business could also be affected by other economic developments such as fluctuations in currency exchange rates, the imposition of any import, investment or currency restrictions, including tariffs and import quotas, or any restrictions on the repatriation of earnings and capital. Any of these developments may have a material adverse effect on our business and financial results.

Our operations are also subject to a variety of other risks and uncertainties related to its global operations, including adverse political, social or other developments. Political and/or social unrest or uncertainties, potential health issues, natural disasters, disease outbreaks or pandemics, such as COVID-19, politically motivated violence and terrorist threats and/or act may also occur in countries where we have operations. Any of the foregoing could have a material adverse effect on our business, financial condition and performance.

Many of the above risks are heightened, or occur more frequently, in emerging markets. A substantial portion of our operations is conducted in emerging markets, such as Latin America. In general, emerging markets are also exposed to relatively higher risks of liquidity constraints, inflation, devaluation, price volatility, currency convertibility, corruption, crime and lack of law enforcement, expropriation of assets, and sovereign default, as well as additional legal and regulatory risks and uncertainties. Developments in emerging markets can affect our ability to import or export products and to repatriate funds, as well as impact levels of consumer demand and therefore our levels of sales or profitability. Any of these factors may affect us disproportionately or in a different manner from our competitors, depending on our specific exposure to any particular emerging market, and could have a material adverse effect on our business and financial results.

Our ability to conduct business in markets in which we operate may be affected by political, legal, tax and regulatory risks.

Our ability to achieve growth and to improve operations in our existing markets is exposed to various risks, including:

•	the possibility that a foreign government might ban, halt or severely restrict our business, including our primary method of direct selling;

•	the possibility that local civil unrest, economic or political instability, bureaucratic delays, changes in macro-economic conditions, changes in diplomatic or trade relationships (including any sanctions, restrictions and other responses such as those related to Russia and Ukraine), or constraints in commercial trades and payables, pricing controls, or imposition of import and economic restrictions or other uncertainties might disrupt our operations in an international market;

•	the lack of well-established or reliable legal systems in certain areas where we operate;

•	the adoption of new U.S. or foreign tax legislation or exposure to additional tax liabilities, including exposure to tax assessments without prior notice or the opportunity to review the basis for any such assessments in certain jurisdictions;

•	the possibility that a government authority might impose legal, tax or other financial burdens on our consultants or representatives, as direct sellers, or on certain of our subsidiaries, due, for example, to the structure of our operations in various markets, or additional taxes on our products, including in Brazil or in other countries where we operate;

•	the possibility that a government authority might challenge the status of our consultants or representatives as independent contractors or require us to make social security contributions or other employment-related contributions for them; and

•	those associated with data privacy regulation and the international transfer of personal data.

We are also subject to the adoption, interpretation and enforcement by governmental agencies abroad and in the U.S. (including on federal, state and local levels) of other laws, rules, regulations or policies, including any changes thereto, such as restrictions on trade, competition, manufacturing, license and permit requirements, import and export license requirements, privacy and data protection laws, anti-trust laws, anti-corruption laws, environmental laws, records and information management, tariffs and taxes, laws relating to the sourcing of “conflict minerals,” health care reform requirements such as those required by the Patient Protection and Affordable Healthcare Act, and regulation of our brochures, product claims or ingredients, or litigation related to any of the above. Governmental policies affecting economic activity such as tariffs, taxes, subsidies and restrictions on the import and export of agricultural goods and commodities, which represent a substantial part of the cargo we transport, may influence the profitability of the industry as well as the volume and type of imports and exports. Any changes to the above may require us to adjust our operations and systems in certain markets where we do business.

For example, from time to time, local governments and others question the legal status of our consultants or representatives or impose burdens inconsistent with their status as independent contractors, often in regard to possible coverage under social benefit laws that would require us (and, in most instances, our consultants or representatives) to make regular contributions to government social benefit funds.

If we are unable to address these matters in a satisfactory manner or adhere to or successfully implement processes in response to changing regulatory requirements, our business, costs and/or reputation may be adversely affected. We cannot predict with certainty the outcome or the impact that pending or future legislative and regulatory changes may have on our business in the future.

Our business is subject to a number of laws and regulations in various jurisdictions governing data privacy and security.

We collect, use and store personal data from our employees, consultants or representatives, customers and other third parties in the ordinary course of business. We are required to comply with increasingly complex and changing data privacy and security laws and regulations governing the collection, storage, use, transmission and, generally, processing of personal information and other data, including in regard to the cross-border transfer of personal data between countries. In May 2018, the EU adopted robust data privacy regulations under the General Data Protection Regulation, or GDPR. Further changes are likely to be introduced through a revised Regulation on Privacy and Electronic Communications, or the ePrivacy Regulation. The GDPR in particular has broad extraterritorial effect and imposes a robust data protection compliance regime with significant penalties for non-compliance. Other countries in which we operate are developing comparable regulations. Brazil has approved the Brazilian Federal Law No. 13,709/2018, known as the Brazilian General Data Protection Law (Lei

Geral de Proteção de Dados Pessoais), or LGPD, which is broadly equivalent to GDPR and came into force in September 2020.

In addition, in the context of the COVID-19 pandemic, Brazilian Federal Law No. 14,010/2020 was enacted, which, among other measures, postponed the applicability of the administrative sanctions provided for in the LGPD to August 1, 2021.

In general, the GDPR and ePrivacy Regulation, and other local privacy laws, could require adaptation of our technologies or practices to satisfy local privacy requirements and standards. We may also face audits or investigations by one or more domestic or foreign government agencies relating to our compliance with these regulations, including by the Brazilian National Authority on Data Protection (or the ANPD), once it is formally constituted as an independent agency.

The LGPD will apply to any and all operations related to any form of processing of personal data, with rare exceptions, all of which are provided for by law, and extends to individuals and public and private entities, regardless of the country where they are based or where the data are hosted. LGPD shall be applicable whenever (i) the data processing occurs in Brazil; (ii) the data processing activity is intended to offer or provide goods or services to or process data from individuals located in Brazil; or (iii) the data subjects are located in Brazil at the time their personal data is collected.

An adverse outcome under any such investigation or audit could result in the issuance of stop processing orders, subject us to the penalties set forth in LGPD. If we are not in compliance with the LGPD, we and our subsidiaries may be subject to the sanctions, in an isolated or cumulative manner, of warning, with indication of the deadline for adopting corrective measures, obligation to disclose the security incident, the suspension of the processing of data to which the infraction refers for a maximum period of six months, extendable for an equal period, until the regularization of the processing activity by the controller, suspension of the exercise of the personal data processing activity to which refers to the infraction for a maximum period of six months, extendable for an equal period, in case of recurrence, temporary blocking and/or deletion of personal data, partial or total prohibition of the exercise of activities related to data processing, and a fine up to 2% of the revenue of the company, group or business in Brazil in its last year, excluding taxes, up to the global amount of R$50.0 million per infraction. In addition, we may be liable for material, moral, individual or collective damages caused and be jointly and severally liable for material, moral, individual or collective damages caused by us and our subsidiaries, due to non-compliance with the obligations established by the LGPD. That or other circumstances related to our collection, use and transfer of personal data could cause a loss of reputation in the market or adversely affect our business.

Security incidents can result in misappropriation of our information and/or our customers’ information or affect our servers or operations, which can materially and adversely affect us. In the event of a security incident in our systems that results in leakage, misappropriation, loss or unauthorized access to personal data, deletion or modification of information about our customers, service blocking or other interruption of business operations, we may by subject to (i) the abovementioned LGPD penalties, (ii) damage to our reputation and cause us to lose existing or potential customers and strategic partnerships, and (iii) adverse effects on our business, impacting our operating and financial results. Any loss of intellectual property, trade secrets or other sensitive business information or the interruption of our operations may adversely affect our financial results and our reputation.

We may be exposed to cyberattacks, malicious software, crashes and other problems that may unexpectedly interfere with our operations and may result in interruptions, delays, loss of data or inability to operate, and failures in network security controls. Any interruption in our systems could have a material adverse effect on our business or generate financial losses.

The scope of data privacy and security regulations continues to evolve, and we believe that the adoption of increasingly restrictive regulations in this area may be likely within the jurisdictions in which we operate. Compliance with data privacy and security restrictions could increase the cost of our operations and failure to comply with such restrictions could subject us to criminal and civil sanctions as well as other penalties.

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

Natura &Co Holding and its subsidiaries are subject to tax laws of numerous jurisdictions, and the interpretation of those laws is subject to challenge by the relevant governmental authorities.

Natura &Co Holding and its subsidiaries are subject to tax laws and regulations in Brazil, the United States and the numerous other jurisdictions in which Natura &Co Holding and its subsidiaries operate. These laws and regulations are inherently complex, and Natura &Co Holding and its subsidiaries will be obligated to make judgments and interpretations about the application of these laws and regulations to Natura &Co Holding and its subsidiaries and their operations and businesses. The interpretation and application of these laws and regulations could be challenged by the relevant governmental authorities, which could result in administrative or judicial procedures, actions or sanctions, which could be material.

Difficult market and geopolitical conditions can adversely affect our business in many ways, each of which could materially reduce our revenue, earnings and cash flow and adversely affect our financial prospects and condition.

We conduct a substantial part of our operations in Latin America, especially in Brazil and Mexico. Latin America has a total GDP of U.S.$5.8 trillion, approximately 641 million inhabitants, with an average GDP per capita of U.S.$9,024 and average real growth of nearly 3% per annum over the past 15 years. Brazilian GDP, in real terms, decreased 3.5% in 2015 and 3.3% in 2016, and increased 1.3%, 1.3% and 1.1% in 2017, 2018 and 2019, respectively. In 2020, Brazilian GDP decreased by 4.1%. Similarly, Mexican GDP stagnated in 2019, according to the IMF and decreased by 9% in 2020. Future developments in the Brazilian and Mexican economies (including the impact of the COVID-19 outbreak which has already adversely affected GDP growth in both these countries) may affect GDP growth rates and, consequently, the consumption of our products. As a result, these developments could impair our business strategies, results of operations and financial condition. For instance, the Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government and unstable economic cycles, which is expected to continue to occur in the future. Latin American governments’ modifications to laws and regulations according to political, social and economic interests have often involved, among other measures, increases or decreases in interest rates, changes in fiscal and tax policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import restrictions. We have no control over and cannot predict the measures or policies that the governments of the countries in which we operate may take in the future.

Our business, financial performance and results of operations may be adversely affected by changes in policy and regulations involving or affecting certain factors, such as:

•	inflation;

•	exchange rate movements;

•	exchange rate control policies;

•	interest rate fluctuations;

•	liquidity available in the domestic capital, credit and financial markets;

•	expansion or contraction of the Latin American economies, particularly Brazil and Mexico, as measured by rates of growth in GDP;

•	ports, customs and tax authorities’ strikes;

•	changes in transportation market regulations;

•	price increases of oil and other inputs;

•	price instabilities;

•	labor and social security regulation;

•	energy and water shortages and rationing;

•	fiscal policies; and

•	other economic, political, diplomatic and social developments in or affecting Brazil.

Instability resulting from any changes to policies or regulations that may affect these or other factors in the future may contribute to economic uncertainty in the countries in which we operate, particularly in Brazil, and intensify the volatility of Brazilian securities markets and securities issued abroad by Brazilian companies. The President of Brazil has the power to define the policies and actions of the Brazilian government in relation to the Brazilian economy and thereby affect the operations and financial performance of Brazilian companies, including our own. We cannot fully predict what impact political events and global and Brazilian macroeconomic developments may have on our business. In addition, as a result of the current political instability, there is considerable uncertainty as to future economic policies and we cannot predict which policies will be adopted by the Brazilian government and if these policies will adversely affect the economy, our business or our financial condition. The current political and economic instability has also led to a negative perception of the Brazilian economy and increased volatility in the Brazilian securities market, which may also have an adverse effect on our business. Any recurring economic instability and political uncertainty may adversely affect our business.

Inflation and government measures to curb inflation may adversely affect the economies and capital markets in some of the countries in where we operate, and as a result, harm our business and the trading price of our common shares.

In the past, high levels of inflation have adversely affected the economies and financial markets of some of the countries in which we operate, particularly Brazil and Argentina, and the ability of their governments to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation and have created general economic uncertainty and heightened volatility in the capital markets.

In addition, certain countries in which we operate may be considered from time to time as highly inflationary under IFRS. We cannot assure you that this trend will continue. Inflationary pressures may lead governments to intervene in the economy, including through the implementation of government policies that may have an adverse effect on us and our clients, especially in a context of increased market volatility given the impacts of COVID-19, and any increase of such interest rates may negatively affect our profits and results of operations, thereby increasing the costs of financing our operations. If the countries in which we operate experience high inflation rates, we may not be able to adjust the prices of our products in order to compensate for the effects of inflation in our costs structure, which may have an adverse effect on us. High interest rates may impact our cost of obtaining loans and also the cost of indebtedness, resulting in an increase in our financial expenses. This increase may adversely affect our ability to pay our financial obligations, as it reduces our cash availability. Mismatches between contracted indexes for assets versus liabilities and/or high volatilities in interest rates may result in financial losses for us. We also have operational lease agreements with adjustment directly linked to inflation which could be materially and adversely affected if governments in the countries in which we operate are unable to contain the rise in inflation rates.

Exchange rate instability may have adverse effects on the economy of the countries in which we operate, us and the price of our securities.

Certain Latin American economies have experienced strong currency devaluations and shortages in foreign currency reserves and their respective governments have adopted restrictions on the ability to transfer funds out of the country and convert local currencies into U.S. dollars. This may increase our costs and limit our ability to convert local currency into U.S. dollars and transfer funds out of certain countries, including for the purchase of dollar-denominated inputs, the payment of dividends or the payment of interest or principal on our outstanding debt. In the event that any of our subsidiaries are unable to transfer funds to us due to currency restrictions, we are responsible for any resulting shortfall.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.308 per U.S. dollar on December 31, 2017, which reflected a 1.5% depreciation in the real during 2017. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.875 per U.S.$1.00 on December 31, 2018, which reflected a 17.1% depreciation in the real during 2018. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$4.031 per U.S.$1.00 on December 31, 2019, which reflected a 4.0% depreciation in the real during 2019. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$5.197 per U.S.$1.00 on December 31, 2020, which reflected a 28.9% depreciation in the real during 2020.

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

Infrastructure and workforce deficiency in Latin America may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Latin American economy, especially in Brazil. Brazilian GDP growth has fluctuated over the past few years, with a contraction of 3.5% in 2016 and growth of 1.3%, 1.3% and 1.1% in 2017, 2018 and 2019, respectively, and a contraction of 4.1% in 2020. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Growth has also been further prevented by the ongoing COVID-19 pandemic. In addition, the growth and performance of the Brazilian economy may be impacted by other factors such as nationwide strikes, natural disasters or other disruptive events. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perception of risk in other countries may adversely affect the economy of the countries in which we operate and the market price of Brazilian issuers’ securities.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, European countries, and in other Latin American and emerging market countries. Although economic conditions in Europe and in the United States may differ significantly from economic conditions in Latin America, investors’ reactions to developments in these countries may have an adverse effect on the market value of securities of Brazilian issuers. Additionally, crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including our securities. This could adversely affect the market price of our securities, restrict our access to capital markets and compromise our ability to finance our operations in the future on favorable terms, or at all.

Since 2017, there has been an increase in volatility in Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets, the increasing risk aversion to emerging market countries, uncertainties regarding Latin American, particularly Brazilian macroeconomic and political conditions, and, beginning in 2020, the impact of the COVID-19 pandemic. These uncertainties adversely affected us and the market value of our securities.

Any further downgrading of Brazil’s credit rating could reduce the trading price of our securities.

We may be adversely affected by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors. Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently, the prices of securities issued by Brazilian companies have been negatively affected. A prolongation or worsening of the current Brazilian recession and continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of our securities to decline.

The uncertainty surrounding the UK’s decision to withdraw from the EU may adversely affect our business.

On June 23, 2016, the UK held a referendum in which voters approved an exit from the EU, commonly referred to as “Brexit.” As a result of the referendum, the UK parliament voted in March 2017 to trigger Article 50 of the Treaty on European Union, commencing the UK’s official withdrawal process from the EU and initiating negotiations with the EU in June 2017. In January 2020, the House of Commons (the lower chamber of the UK parliament) approved the terms of an agreement with the EU to determine the future terms of the parties’ relationship, including the terms of trade between the UK and the EU and other nations, following the UK’s exit from the EU on January 31, 2020.

The UK left the EU on January 31, 2020. A transition period, lasting until December 31, 2020, was put in place, during which the UK (i) continued to be subject to EU rules and (ii) remained a member of the single market. During 2020, our businesses in the UK and EU had contingency plans in place to mitigate any negative effects of a no deal Brexit.

The UK-EU Trade and Cooperation Agreement, or “TCA,” was signed on December 30, 2020, between the EU, the European Atomic Energy Community and the UK. It has been applied provisionally since January 1, 2021, when the transition period ended. This trade agreement, which provides that there will be no tariffs or quotas on the movement of goods between UK and EU, represents the UK’s departure from the EU customs union and single market. While the TCA between the UK and EU provided much needed certainty on trade, there continues to be uncertainty surrounding political and economic concerns, as the true effects of the TCA and future trade agreements outside of the EU begin to unfold, which developments we continue to monitor. The TCA is pending ratification by the European Parliament and the Council of the European Union, as well as review before it formally comes into effect, which is expected to occur in 2021.

Given that we conduct a substantial portion of our business in the EU and the UK, any of these developments could have a material adverse effect on our business, financial position, liquidity and results of operations or cash flows. Changes in foreign currency exchange rates may have a material effect on our net sales, financial condition, profitability and/or cash flows and may reduce the reported value of our operating results.

During 2021, we will continue to monitor the implementation of new border controls (including any resulting delays), immigration policy (ability to recruit and maintain talent), regulatory changes and requirements to comply with new mandates, which may prove challenging and costly.

Government reviews, inquiries, investigations, and actions could harm our business or reputation. In addition, from time to time we may conduct other investigations and reviews, the consequences of which could negatively impact our business or reputation.

As we operate in various locations around the world, our operations in certain countries are subject to significant governmental scrutiny and may be harmed by the results of such scrutiny. The regulatory environment with regard to direct selling in emerging and developing markets where we do business is evolving, and government officials in such locations often exercise broad discretion in deciding how to interpret and apply relevant regulations. From time to time, we may receive formal and informal inquiries from various government regulatory authorities about our business and compliance with local laws and regulations. In addition, from time to time, we may conduct investigations and reviews. The consequences of such government reviews, inquiries, investigations, and actions or such investigations and reviews may adversely impact our business, prospects, reputation, financial condition, liquidity, results of operations or cash flows.

Additionally, any determination that our operations or activities, or, where local law mandates, the activities of the representatives, including our licenses or permits, importing or exporting, or product testing or approvals are not, or were not, in compliance with existing laws or regulations could result in the imposition of substantial fines, civil and criminal penalties, interruptions of business, loss of supplier, vendor or other third-party relationship, termination of necessary licenses and permits, modification of business practices and compliance programs, equitable remedies, including disgorgement, injunctive relief and other sanctions that we may take against our personnel or that may be taken against us or our personnel. Other legal or regulatory proceedings, as well as government investigations, which often involve complex legal issues and are subject to uncertainties, may also follow as a consequence. Further, other countries in which we do business may initiate their own investigations and impose similar sanctions. These proceedings or investigations could be costly and burdensome to our management, and could adversely impact our business, prospects, reputation, financial condition, liquidity, results of operations or cash flows. Even if an inquiry or investigation does not result in any adverse determinations, it potentially could create negative publicity and give rise to third-party litigation or action.

If we do not successfully comply with laws and regulations designed to prevent governmental corruption in countries in which we sell our products, we could become subject to fines, penalties or other regulatory sanctions and our reputation, sales and profitability could suffer.

Doing business on a worldwide basis requires us to comply with the laws and regulations of various jurisdictions. In particular, our international operations are subject to anti-corruption laws and regulations, such as, among others, the U.S. Foreign Corrupt Practices Act, or the FCPA, the UK Bribery Act, Law No. 12,846/2013, or the Brazilian Anti-Corruption Law, Decree No. 8,420/2015, Decree-Law No. 2,848/1940, Law No. 8,429/1992, Law No. 9,613/1998, Law No. 12,813/2013, and economic and trade sanctions, including those administered by the United Nations, the European Union, the Office of Foreign Assets Control of the U.S. Department of the Treasury and the U.S. Department of State.

The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. We may deal with both governments and state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA. The provisions of the UK Bribery Act extend beyond bribery of foreign public officials and are more onerous than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. Economic and trade sanctions restrict our transactions or dealings with certain sanctioned countries, territories and designated persons. Any breach thereof may have a material adverse effect on our business, including the acceleration of loans and financing.

As a result of doing business in foreign countries, including through partners and agents, we are exposed to a risk of violating anti-corruption laws and sanctions regulations. Some of the international locations in which we operate have developing legal systems and may have higher levels of corruption than more developed nations. Our continued expansion and worldwide operations, including in developing countries, its development of joint venture relationships worldwide and the employment of local agents in the countries in which we operate increases the risk of violations of anti-corruption laws and economic and trade sanctions. Violations of anti-corruption laws and economic and trade sanctions are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts (and termination of existing contracts) and revocations or restrictions of licenses, as well as criminal fines and imprisonment. In addition, any major violations could have a significant impact on our reputation and consequently on our ability to win future business.

The Brazilian Anti-Corruption Law imposes strict liability, in both the administrative and civil spheres, on companies for acts of corruption (such as (i) promising, offering or giving, directly or indirectly, any improper advantage to a public official or related party, (ii) financing, sponsoring, funding or in any way subsidizing the commission of illicit acts against the public administration and (iii) using of an intermediary to conceal or disguise the real interests or the identity of the beneficiaries of the illegal acts performed), fraud or manipulation of public tenders and government contracts; and interference with investigations or inspections by governmental authorities. Companies found liable under the Brazilian Anti-Corruption Law face fines of up to 20% of their gross revenue in the immediately preceding year or, if such annual gross revenue cannot be estimated, such fines may range from R$6 thousand to R$60 million.

Among other sanctions, the Brazilian Anti-Corruption Law also provides for the seizure of assets or benefits obtained illegally, the suspension or partial prohibition of operations, the compulsory dissolution of the entity and/or the prohibition to receive incentives, subsidies, donations or financing from the government or from government-controlled entities for up to five years. Other relevant laws applicable to corruption-related violations, such as the Brazilian Administrative Improbity Law (Law No. 8.492/92), also provide for penalties that include the prohibition to enter into government contracts for up to 10 years. The company sanctioned under the Brazilian Anti-Corruption Law and Administrative Improbity Law, among others, can also be included in a registry of sanctioned, suspended and impeded companies.

There can be no assurance that policies and procedures will be followed at all times or will effectively detect and prevent violations of the combined company’s ethical principles and of the applicable laws by one or more of our employees, consultants, agents, partners or any third parties acting in name, interest or benefit of the combined company and, as a result, we could be subject to sanctions and material adverse consequences on our business, reputation, financial condition and/or results of operations.

Risks Relating to the Natura &Co Holding Shares and ADSs

The market price of the ADSs may be volatile.

The Natura &Co Holding Shares are listed on the B3 and the ADSs on the NYSE. The market price of Natura &Co Holding Shares and ADSs may be volatile. Broad general economic, political, market and industry factors may adversely affect the market price of Natura &Co Holding Shares and ADSs, regardless of Natura &Co Holding’s actual operating performance. Factors that could cause fluctuations in the price of Natura &Co Holding Shares and ADSs include:

•	actual or anticipated variations in quarterly operating results and the results of competitors;

•	changes in financial projections by Natura &Co, if any, or by any securities analysts that might cover ADSs;

•	conditions or trends in the industry, including regulatory changes or changes in the securities marketplace;

•	announcements by Natura &Co Holding or its competitors of significant acquisitions, strategic partnerships or divestitures;

•	announcements of investigations or regulatory scrutiny of Natura &Co Holding’s operations or lawsuits filed against it;

•	additions or departures of key personnel;

•	developments with respect to the COVID-19 pandemic in Brazil and globally; and

•	issuances or sales of Natura &Co Holding Shares or ADSs, including sales of shares by its directors and officers or its key investors.

Natura &Co Holding’s maintenance of two exchange listings may adversely affect liquidity in the market for Natura &Co Holding Shares and ADSs and result in pricing differentials between the two exchanges.

Natura &Co Holding Shares are listed on the B3 and the ADSs are listed on the NYSE. It is not possible to predict how trading will develop on such markets. The listing of Natura &Co Holding Shares and ADSs on two distinct exchanges may adversely affect the liquidity of such shares in one or both markets and may adversely affect the development of an active trading market for Natura &Co Holding Shares on the B3 or the ADSs on the NYSE. In addition, differences in the trading schedules, as well as the volatility in the exchange rate of the two trading currencies, may result in significantly different trading prices for Natura &Co Holding Shares and the ADSs.

Shareholders could be diluted in the future, which could also adversely affect the market price of Natura &Co Holding Shares and the ADSs.

It is possible that Natura &Co Holding may decide to offer additional Natura &Co Holding Shares or the ADSs in the future either to raise capital or for other purposes. If Natura &Co Holding shareholders do not take up such offer of Natura &Co Holding Shares or the ADSs or are not eligible to participate in such offering, their proportionate ownership and voting interests in Natura &Co would be reduced. An additional offering could have a material adverse effect on the market price of the ADSs.

Exchange controls and restrictions on remittances abroad may adversely affect holders of the ADSs.

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

Holders of Natura &Co Shares and ADSs may be adversely affected if the Brazilian federal government imposes restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and, as it has done in the past, on the conversion of the real into foreign currencies. These restrictions could hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of shares, as the case may be, into U.S. dollars and the remittance of U.S. dollars abroad. We cannot assure you that the government will not take this measure or similar measures in the future. Holders of the ADSs could be adversely affected by delays in, or a refusal to grant, any required governmental approval for conversion of real payments and remittances abroad in respect of the shares, including the shares underlying the ADSs. In such a case, The Bank of New York Mellon, or the “ADS Depositary,” will distribute reais or hold the reais it cannot convert for the account of the ADS holders who have not been paid.

Holders of the ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are organized under and are subject to the laws of Brazil, and all our directors and executive officers and our independent registered public accounting firm reside or are based in Brazil. Substantially all of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of the ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, our ADS holders may face greater difficulties in protecting their interests due to actions by us or our directors or executive officers than would shareholders of a U.S. corporation.

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of the Natura &Co Holding Shares and ADSs.

Investments in securities, such as our common shares or ADSs, of issuers from emerging market countries, including Brazil, involve a higher degree of risk than investments in securities of issuers from more developed countries. The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and other jurisdictions and may be regulated differently from the ways familiar to U.S. investors. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, governmental entities or one principal shareholder. These features may substantially limit the ability to sell the Natura &Co Holding Shares, including the Natura &Co Holding Shares underlying the ADSs, at a price and time at which holders wish to do so.

We cannot assure you that the market for ADSs will maintain sufficient levels of liquidity, which may undermine the selling of the shares and the shares underlying to the ADSs issued by our Company at the desired price or time.

Holders of the ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations than a U.S. company and holders of the ADSs may have fewer and less well-defined rights.

Holders of the ADSs are not direct shareholders of Natura &Co Holding and may be unable to enforce the rights of shareholders under our by-laws and Brazilian law, and holders of Natura &Co Holding Shares are generally required under our by-laws to resolve any disputes with us through arbitration. Our corporate affairs are governed by our by-laws and Brazilian law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, or elsewhere outside Brazil. Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may also be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of the ADSs at a potential disadvantage.

Holders of the ADSs do not have the same voting rights as our shareholders.

Holders of the ADSs do not have the same voting rights as holders of the Natura &Co Holding Shares. Holders of the ADSs are entitled to the contractual rights set forth for their benefit under the deposit agreement entered into by Natura &Co and the ADS Depositary prior to completion of the Transaction, or the Natura &Co Holding Deposit Agreement. ADS holders exercise voting rights by providing instructions to the ADS Depositary, as opposed to attending shareholders’ meetings or voting by other means available to shareholders. In practice, the ability of a holder of ADSs to instruct the ADS Depositary as to voting will depend on the timing and procedures for providing instructions to the ADS Depositary, either directly or through the holder’s custodian and clearing system.

Under the Natura &Co Holding Deposit Agreement, if you do not provide instructions to the ADS Depositary to vote, the ADS Depositary may give us a discretionary proxy to vote the Natura &Co Holding Shares underlying the ADSs at shareholders’ meetings if we have timely provided the ADS Depositary with notice of the meeting and related voting materials and (i) we have instructed the ADS Depositary that we wish a discretionary proxy to be given; (ii) we have informed the ADS Depositary that there is no substantial opposition as to a matter to be voted on at the meeting; and (iii) a matter to be voted on at the meeting would not have a material adverse impact on shareholders.

The effect of this discretionary proxy is that you cannot prevent the underlying Natura &Co Holding Shares represented by the ADSs from exercising voting rights, except under the circumstances described above. This may make it more difficult for holders to influence the management of the company. Holders of shares are not subject to this discretionary proxy.

Due to delays in notification to and by the ADS Depositary, the holders of the ADSs may not be able to give voting instructions to the ADS Depositary or to withdraw the Natura &Co Holding Shares underlying their ADSs to vote such shares in person or by proxy.

The ADS Depositary may not receive voting materials for Natura &Co Holding Shares represented by ADSs in time to ensure that holders of such ADSs can either instruct the ADS Depositary to vote the Natura &Co Holding Shares underlying their ADSs or withdraw such shares to vote them in person or by proxy.

In addition, the ADS Depositary’s liability to holders of ADSs for failing to execute voting instructions, or for the manner in which voting instructions are executed, will be limited by the deposit agreement for the ADSs. As a result, holders of ADSs may not be able to exercise their rights to give voting instructions, or to vote in person or by proxy, and may not have any recourse against the ADS Depositary or Natura &Co Holding if the Natura &Co Holding Shares underlying their ADSs are not voted as they have requested or if the Natura &Co Holding Shares underlying their ADSs cannot be voted.

An exchange of ADSs for shares risks the loss of certain foreign currency remittance advantages.

The ADSs benefit from the certificate of foreign capital registration, which permits the ADS Depositary to convert dividends and other distributions with respect to common shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for Natura &Co Holding Shares will then be entitled to rely on the ADS Depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under CMN Resolution No. 4,373/2014, as amended, or CMN Resolution No. 4,373, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. There can be no assurance that the certificate of registration of the ADS Depositary, or any certificate of foreign capital registration obtained by holders of ADSs, will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the ADSs may not be imposed in the future.

Under Brazilian tax law, the disposition of Natura &Co Holding Shares will be subject to Brazilian tax and the disposition of ADSs may also be subject to Brazilian tax.

Brazilian Law No. 10,833/03 provides that gains on the disposition of assets located in Brazil by non-residents of Brazil, whether to other non-residents or to Brazilian residents, will be subject to Brazilian taxation.

The ADSs may be treated as assets located in Brazil for purposes of the law, and therefore gains on the disposition of ADSs by non-residents of Brazil may be subject to Brazilian taxation. Although the holders of ADSs outside Brazil may have grounds to assert that Law No. 10,833/03 does not apply to sales or other dispositions of ADSs, it is not possible to predict whether that understanding will ultimately prevail in the courts of Brazil given the general and unclear scope of Law No. 10,833/03 and the absence of judicial court rulings in respect thereof.

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

Holders of the ADSs may not be able to exercise the preemptive rights relating to the Natura &Co Holding Shares.

Holders of the ADSs may not be able to exercise the preemptive rights relating to the Natura &Co Holding Shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares or other securities relating to these preemptive rights, and we cannot assure holders of the ADSs that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, holders of the ADSs may receive only the net proceeds from the sale of their preemptive rights by the ADS Depositary or, if the preemptive rights cannot be sold, the rights will be allowed to lapse. For a more complete description of preemptive rights with respect to the common shares, see “Item 10. Additional information—B. Memorandum and articles of association—Preemptive Rights.”

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

The holders of the Natura &Co Holding Shares (including the Natura &Co Holding Shares underlying the ADSs) may not receive dividends or interest on own capital.

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

In addition, Brazilian Corporation Law allows publicly held companies, like Natura &Co Holding, to suspend the required minimum distribution of dividends. The payment of dividends may be suspended if Natura &Co Holding’s management reports at an annual shareholders’ meeting that such distribution would be inadvisable in view of Natura &Co Holding’s financial condition and provided the shareholders at the annual general shareholders’ meeting with an opinion to that effect, which has been reviewed by Natura &Co Holding’s fiscal council, if installed. In addition, Natura &Co Holding’s management must submit a report to the CVM within five days following said meeting clarifying the reasoning for any such nonpayment. If the abovementioned occurs, holders of the Natura &Co Holding Shares (including the Natura &Co Holding Shares underlying the ADSs) may not receive dividends or interest on own capital.

Judgments of Brazilian courts with respect to our shares will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the Natura &Co Holding Shares, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Brazilian Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the ADSs.

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

Item 4. Information on the Company

A.       History and Development of the Company

General

Natura &Co Holding was incorporated on January 21, 2019 under the laws of Brazil as a corporation (sociedade anônima) of indefinite term, enrolled with the Brazilian taxpayers’ registry (Cadastro Nacional de Pessoas Jurídicas – CNPJ) under No. 32.785.497/0001-97. On July 17, 2019, Natura Holding S.A. changed its name to Natura &Co Holding S.A. and has the legal status of a stock corporation (sociedade por ações), under the Brazilian Corporation Law.

Natura &Co Holding’s registered office and principal executive offices are located in the city of São Paulo, state of São Paulo, at Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A, Parque Anhanguera, 05106-000, Brazil (telephone: +55 (11) 4389-7881). Our principal website is https://ri.naturaeco.com/en/. In addition, the SEC maintains a website at www.sec.gov that contains information filed by us electronically. The information contained on our website, any website mentioned in this annual report or any website directly or indirectly linked to these websites, is not part of, and is not incorporated by reference in, this annual report and you should not rely on such information.

The Natura &Co Holding Shares are traded on the Novo Mercado listing segment of the B3 (under the ticker symbol “NTCO3”), and the ADSs are traded on the NYSE (under the ticker symbol “NTCO”).

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

On December 20, 2012, we entered into an agreement for the acquisition, subject to conditions precedent, of 65% of Emeis Holdings Pty Ltd., an Australian manufacturer and retailer of premium cosmetics and beauty products sold under the Aesop brand, with operations in Oceania, Asia, Europe, Brazil and North America. In the following years, we continued to acquire, through our subsidiary Natura Cosmetics Australia Pty Ltd., new shares from noncontrolling shareholders of Emeis Holdings Pty Ltd. As of the date of this annual report, we hold 100% of the capital stock of Emeis Holdings Pty Ltd.

On February 26, 2017, Natura incorporated Natura Comercial Ltda. in order to operate our Natura retail business through our owned stores, providing more agility and autonomy for the business.

On September 7, 2017, through our subsidiary Natura (Brasil) International B.V., and following receipt of the necessary approvals (including from antitrust authorities in the United States and Brazil), we completed the acquisition of 100% of the issued share capital of The Body Shop International plc (the former name of The Body Shop International Limited) from L’Oréal S.A. for an enterprise value of €1.0 billion. We financed this acquisition through the issuance of R$3,700.0 million promissory notes, offered to the public in Brazil, maturing on February 19, 2018. For more information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Main Financing Agreements—Promissory Notes”. The acquisition of The Body Shop added more than 3,000 stores and two distribution centers as of September 30, 2017 to our existing fixed assets, as well as one brand to our portfolio. On the date of acquisition, The Body Shop International plc (the former name of The Body Shop International Limited) recorded £122 million in liabilities in connection with related party transactions, which were partially settled through the purchase price.

On February 1, 2018, we issued debt securities in the international market maturing on February 1, 2023, raising U.S.$750 million in resources, which were used to settle the promissory notes issued for The Body Shop acquisition. In addition, we conducted the eighth issuance of bonds, not convertible into shares, in the amount of R$1.4 billion on February 14, 2018. Concomitant to the issuance of debt securities in the international market, the company entered into derivative financial instruments (swaps) in order to hedge against the exchange rate fluctuations to which both the main contract and the interest payable are exposed to as the securities mature.

On January 21, 2019, Natura &Co Holding was incorporated under the laws of Brazil.

On May 22, 2019, we entered into the Merger Agreement in order to perform the Transaction. As a result of the Corporate Restructuring completed on December 17, 2019 and the completion of the Transaction on January 3, 2020, Natura &Co Holding is the parent company of Natura and Avon. For further information on the Corporate Restructuring and Transaction, see “Presentation of Financial and Certain Other Information—The Transaction” and note 1 to our audited consolidated financial statements included elsewhere in this annual report. Avon’s business is consolidated into our consolidated financial statements as of December 31, 2020 and for the year ended December 31, 2020 included elsewhere in this annual report, but not in consolidated or reflected in our consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018 included elsewhere in this annual report.

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

On September 17, 2019, Natura Cosméticos convened and held an extraordinary general meeting at which Natura Cosméticos’ shareholders approved the capitalization of R$1,242.165 million out of profit reserves (reservas de lucros) with the distribution of bonus shares to Natura Cosméticos shareholders in an amount equal to one Natura Cosméticos bonus share per each Natura Cosméticos share held. As a result, the capital stock of Natura Cosméticos S.A. was increased by R$1,242.165 million, to R$1,711.138 million, and the number of common shares of Natura Cosméticos S.A. was increased by 432,571,228 new bonus shares to 865,142,456 shares.

On November 13, 2019, the controlling shareholders of Natura Cosméticos contributed to Natura &Co Holding shares corresponding to approximately 57.3% of Natura Cosméticos’ capital. On November 13, 2019, all of the Natura Cosméticos shares held by the noncontrolling shareholders and not previously held by Natura &Co Holding were contributed to Natura &Co Holding in exchange for shares of Natura &Co Holding, and Natura Cosméticos became a wholly owned subsidiary of Natura &Co Holding (collectively referred to as the “Corporate Restructuring”). This contribution became effective on December 17, 2019.

On January 3, 2020, following receipt of all required corporate and regulatory approvals, the Transaction was consummated, and Natura and Avon became wholly owned subsidiaries of Natura &Co Holding. On such date, each share of common stock, par value U.S.$0.25 per share, of Avon issued and outstanding immediately prior to the consummation of the Transaction (other than as provided in the Merger Agreement) was automatically converted into the ultimate right to receive, at the election of the holder thereof, (i) 0.300 validly issued and allotted, fully paid-up ADSs against the deposit of two Natura &Co Holding Shares, and any cash in lieu of fractional ADSs or (ii) 0.600 validly issued and allotted, fully paid-up Natura &Co Holding Shares, and any cash in lieu of fractional Natura &Co Holding Shares (subject, in each case, to the terms and conditions of the Merger Agreement). Avon’s business is consolidated into our consolidated financial statements as of December 31, 2020 and for the year ended December 31, 2020 included elsewhere in this annual report, but not in consolidated or reflected in our consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018 included elsewhere in this annual report.

On February 6, 2020, our board of directors approved our share repurchase program. The repurchase program covered the period from February 6, 2020 to August 7, 2021 and contemplated repurchases of our own shares, including shares represented by ADSs, of up to 1,114,460 shares (up to 0.093828926% of the total shares issued by the Company and up to 0.166152334% of the Company’s outstanding shares as of February 6, 2020). The repurchase program was discontinued on February 18, 2020 as the Company had by then repurchased all the shares which it was authorized to repurchase under the repurchase program. The shares repurchased may be used to meet the Company’s obligations from potential exercises of the Company’s restricted share programs and stock options, and may also be held in treasury, disposed of or canceled in accordance with applicable law.

On June 30, 2020, our board of directors approved a capital increase of R$2,001,245,543.62, represented by 62,584,898 common shares, all registered, book-entry and with no par value, as a result of (i) the issuance of 84,898 common shares as a result of the exercise of options to purchase shares granted pursuant to our existing long-term incentive plans and our receipt of the aggregate exercise price paid by optionholders in the amount of R$1.2 million and (ii) a private subscription in the amount of R$2.0 billion with the issuance of 62,500,000 common shares at the issuance price of R$32.00 per share. Immediately after such capital increase, our total share capital was R$6,921,929,771.61 represented by 1,251,392, 669. This capital increase was subsequently validated by our shareholders at the extraordinary meeting held on August 27, 2020 and by a meeting of our board of directors held on September 30, 2020. For further information, see “Item 10. Additional Information—B. Memorandum and articles of association—Capital Stock.”

On October 8, 2020, we completed a follow-on offering of 121,400,000 new common shares, including common shares represented by ADSs, in an offering in the United States and other countries outside of Brazil, and a concurrent offering in Brazil. A total of 96,331,000 shares were distributed in Brazil, by means of a public offering with restricted placement efforts pursuant to CVM Ruling No. 476 of 2009 and a total of 25,069,000 shares were distributed of Brazil, in the form of ADSs, represented by American Depositary Receipts, pursuant to an effective registration statement filed with the SEC. Our net proceeds from the offering were approximately R$5,423.4 million. The net proceeds from this offering were used to (1) support investments to accelerate our growth over the next three years as well as the execution of our 2030 Commitment to Life agenda, aimed at shaping the future in a more sustainable and inclusive way, and (2) optimize our capital structure by accelerating deleveraging and reducing our U.S. dollar-denominated debt, and eliminating restrictive covenants, primarily through the repayment of secured notes due 2022 issued by our subsidiary Avon in the fourth quarter of 2020.

In October 2020, we launched Natura &Co Pay. Natura &Co Pay is our financial services platform, which is intended to improve the businesses of consultants and representatives, Natura &Co Pay, is a new initiative to deliver customized services to our consultants and representatives. Natura &Co Pay uses a white label platform for which the regulatory approvals and the financial services are provided by third parties.

On February 4, 2021, our board of directors approved a share repurchase program. The repurchase program covered the period from February 5, 2021 to February 12, 2021 and contemplated repurchases of our own shares, including shares represented by ADSs, of up to 631,358 shares (up to 0.05% of the total shares issued by us and up to 0.08% of our outstanding shares). The repurchase program was discontinued on February 8, 2021 as we had by then repurchased all the shares which we were authorized to repurchase under the repurchase program. The shares repurchased may be used to meet our obligations from potential exercises of our restricted share programs and stock options, and may also be held in treasury, disposed of or canceled in accordance with applicable law.

Cyber Incident

In June 2020, Avon became aware that it was exposed to a cyber incident in its IT environment which interrupted some of Avon’s systems and partially affected its operations. Avon engaged leading external cybersecurity and IT general controls specialists, launched a comprehensive containment and remediation effort and started a forensic investigation. By mid-August 2020, Avon had re-established all of its core business processes and resumed operations in all of its markets, including all of its distribution centers.

The cyber incident did not have a material impact on Avon’s or our full-year 2020 revenue, although it resulted in a shift in Avon’s revenue from the second quarter to the third quarter of 2020 as Avon fulfilled the order backlog created. The incremental expense incurred as a result of the cyber incident was not material to either Avon or us.

We concluded that Avon’s controls related to IT environment had not been designed and/or operated effectively to prevent access and changes the IT systems supporting financial information processing. Although we had no indication that the accuracy and completeness of any financial information was impacted as a result of the incident, and Avon performed extensive procedures immediately after discovering the incident to validate such accuracy and completeness, we believe that, if the incident had gone differently, it could have potentially resulted in a material impact to its financial statements, which led to the conclusion that the magnitude of these control deficiencies represented a material weakness in Avon’s IT general controls.

To remediate the material weakness, Avon strengthened procedures and controls with the support of external cyber security and IT general controls specialists and accelerated its investment in IT infrastructure to strengthen its cyber security controls. Based on testing performed by management, the implemented controls are designed and operating effectively and the material weakness has been remediated as of December 31, 2020.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in Which We Operate—Our subsidiary Avon was the target of a cybersecurity incident which disrupted its systems” and see “—Internal Compliance and Risk Management—Internal Controls and Deficiencies.”

Recent Developments

Impact of COVID-19

Since 2020, we have been closely monitoring the evolution of the COVID-19 pandemic, in order to take preventive measures to minimize the spread of the virus, ensure the continuity of operations and safeguard the health and safety of our personnel.

Management Response and Crisis Response Committee

We have established a crisis response committee. This committee is a multidisciplinary group of executives from our various businesses, and its mission is to monitor the evolution of the COVID-19 pandemic on a daily basis and outline the most immediate actions that we must take. The committee monitors our financial condition and in particular our cash position, covenant compliance and results of operations. As part of our crisis response committee’s work, we are considering steps to: (1) reduce discretionary expenses, such as consulting services and events; (2) freezing hiring and salary increases; and (3) reductions in marketing expenses.

Our executive leadership team also meets daily through virtual conferences to follow the work of this committee, receive updates about the situation of our factories and employees, discuss the external scenario, and make any necessary decisions.

Measures Implemented

We have implemented various measures in line with guidance received from the applicable authorities, including:

•	providing incentives and putting in place protocols for our personnel to work remotely, while also focusing our production and logistics operations on what is essential, in order to ensure that as many employees as possible can remain home;

•	adopting new safety procedures for factory employees, such as the use of face shields, goggles, fabric masks, increasing distance between people and monitoring body temperature;

•	minimizing the amount of time members of our research and development team spend in laboratories, by implementing a rotation system, as well as focusing our research and development team’s work on essential hygiene items;

•	we committed not to adopt any layoff program within the period of 60 days from March 26, 2020;

•	closing retail stores for the duration required by governmental authorities;

•	transportation of our products in cardboard boxes, one of the materials on which the COVID-19 virus survives for the shortest time;

•	delivery of hygiene kits to drivers transporting our products, including sanitizing products and cleaning cloths as well as information guides on COVID-19 and preventive measures required to prevent its spread;

•	authorizing deliveries to be made without the recipient’s signature in order to minimize social contact;

•	adjusting our sales cycles;

•	daily communication with employees and sales force through e-mails, booklets and live internet presentations;

•	measures to make our sales channel more digital, including providing additional digital spaces for our sales force and increasing the number of courses and training;

•	sales force events have been canceled, rescheduled or held online;

•	wide dissemination of our digital magazine;

•	use of emergency funds to assist our sales force;

•	preparing sales force leaders to deal with illness, death and other issues relating to COVID-19 that sales teams may encounter;

•	monitoring the social impact arising from the fall in our sales forces’ revenue;

•	changing the rules applicable to minimum orders and initial kits;

•	renegotiating beauty consultants’ payments terms (by extending payment days);

•	providing health benefits, telemedicine and aid to our sales force;

•	changing transportation routes that we provide to our sales force in order to minimize the need for public transport, and putting in place new cleaning protocols before and after such journeys;

•	wide dissemination of wellness, health, meditation and psychological support applications;

•	broad disclosure and alerts concerning internet fraud;

•	daily monitoring of suppliers, interruptions in supply and available inventory;

•	reviewing the media budget available to social matters;

•	providing transportation for employees;

•	mapping critical processes and identifying critical people and their substitutes;

•	supporting information technology systems for remote working; and

•	monitoring the impact of increased usage of our information technology systems.

As described above, we have taken and may continue to take temporary precautionary measures intended to help minimize the impact of the COVID-19 virus on our operations. In addition:

•	approximately half of our employees are working from home. Some of our employees were placed on paid leave or vacation, while others are working in our factories, focusing on the production of essential items; and

•	we are also accelerating our digital plans, which we have been developing since 2012. Including Avon, we currently have 8.1 million independent beauty consultants and representatives worldwide. Of these, 2.3 million are in Brazil and a substantial portion of them are already placing orders through an entirely digital process. In addition, a significant portion of them manage their own online stores, using tools that we have developed and that we have provided to them. Our objective is to accelerate the adoption of digital channels by all independent beauty consultants and representatives worldwide.

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

See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in Which We Operate—Our business, operations and results may be adversely impacted by COVID-19” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations—Impact of COVID-19.”

Capital Expenditures and Divestitures

Our main capital expenditures include investments in opening stores and refurbishing existing ones, enhancing digital technology, product innovation as well as projects that seek to increase our operational efficiency and productivity. In the years ended December 31, 2020, 2019 and 2018, total investments in capital were R$853.1 million, R$567.9 million and R$491.9 million, respectively.

Our ongoing capital expenditures consist primarily of investments to enhance digital technology. In 2020, the Company redirected investments to information technology infrastructure, digital and social selling model, to help upgrade Avon platforms, accelerate the integration of Natura and Avon in Latin America and further boost social selling model and the e-commerce go-to-market. Capital expenditures also include opening stores and refurbishing existing ones, product innovation, as well as projects that seek to increase our operational efficiency and productivity.

When COVID-19 started to impact our businesses, in the end of the first quarter of 2020, we took strict measures to reduce spending, including on capital projects. Based on stronger liquidity levels at the end of the second quarter of 2020, we reinstituted our planned capital spending (in line with levels approved pre-COVID-19), based on the reprioritized set of initiatives described above.

We expect to fund our ongoing capital expenditures principally from our cash flow from operations and funds obtained from third-party sources.

B.	Business Overview

The financial and operating data presented in this section for periods ending prior to January 1, 2020 does not include Avon as our acquisition of Avon was completed on January 3, 2020.

Overview

We are a purpose-driven group made up of four iconic beauty companies: Natura, The Body Shop, Aesop and Avon. We are united in the belief that there is a better way of living and doing business, and committed to generating positive economic, social and environmental impact. We are the fourth-largest pure play beauty group in the world with a 2.1% global market share as of December 31, 2020 as a result of our sizeable operations in Asia Pacific, Europe, North America, Oceania and Latin America, considering data compilation by Natura &Co based on Euromonitor International data and internal estimates by Natura &Co using other sources.

We are a global direct-to-consumer beauty company with approximately 8.1 million consultants (net of the overlap between consultants and representatives who sell both Natura and Avon brands in Latin America, of approximately 413,500) as of December 31, 2020. Of the total number of consultants and representatives, approximately 2.0 million are Natura consultants and approximately 6.3 million are Avon representatives. We also have approximately 3,700 owned and franchised stores worldwide as of December 31, 2020. We have a strong presence in emerging markets, as well as parts of Europe and Asia. In 2020, we were present in more than 100 countries, had more than 35,000 employees and associates and served more than 200 million consumers. We believe that our expertise in the development, manufacture, distribution and resale of cosmetics, fragrances and personal care products has established our differentiated value proposition to customers and supports our position in the global beauty segment.

In addition to our presence in markets around the world, we have a strong presence in the Latin American beauty and personal care market. Our ability to reach a broad universe of customers through our omnichannel and multibrand operations resulted in a 12.5% market share in the region and 17% in Brazil in 2020, based on Euromonitor International data (including data in the following categories: Beauty and Personal Care 2020, Natura umbrella brand retail value sales, including taxes, U.S. dollars fixed exchange rates, current 2020 terms). We have a strong footprint and leadership in Latin America which forms the basis for our internationalization. We intend to leverage Avon’s footprint to grow Natura in the nine countries in Latin America where Avon is the only one of our brands currently present: Ecuador, Guatemala, El Salvador, Costa Rica, Uruguay, Panamá, Paraguay, Honduras, Dominican Republic. These countries account for 9.3% of the U.S.$51.8 billion beauty and personal care market in Latin America.

Our track record of more than 50 years of expertise in the segment started with the launch of Natura in 1969 as a direct selling beauty and personal care brand. After our subsequent expansion to Latin America and the first store opening outside Brazil in 2006, we realized the opportunity to expand our business to other geographies and revisited our strategy to focus on internationalization and inorganic growth opportunities.

In 2016, we acquired 100% of Aesop (following the purchase of an initial 65% stake in 2013), a luxury cosmetics company founded in Australia, and in 2017, we acquired The Body Shop, founded in the UK. In May 2019, we announced the agreement for the acquisition of Avon. This 134-year-old company, which created the direct selling model in cosmetics and is well-known globally, helped us to expand our reach over 100 million customers in 73 countries. In addition to new business opportunities, we believe we now have the opportunity to further extend the causes that we advocate, including the campaign against domestic violence, promoting women’s rights and celebrating the invaluable role women have in the construction of society.

Below, we further detail each of our brands:

•	Natura: Founded in 1969 in São Paulo, Brazil, Natura is among the world’s 10 largest direct sales companies. Under this brand, the majority of our products are natural in origin, crafted from ingredients from the biodiversity in Brazil and distributed predominantly through direct sales by our consultants and focused on the intermediary market segment, which we refer to as the “masstige” market. We also operate through e-commerce and have an expanded network of owned physical stores, with 62 stores in Brazil and eight abroad (in France, Malaysia, Argentina and Chile) and more than 500 franchise stores as of December 31, 2020.

•	Avon: Incorporated in 1916 in New York, United States, with operations since 1886, Avon is a global manufacturer and marketer of beauty and related products. Under this brand, our products are distributed predominantly through direct sales by our representatives for beauty, fashion and home segments focused on mass markets.

•	The Body Shop: Founded in 1976 in Brighton, United Kingdom, The Body Shop is a developer, distributor and seller of naturally inspired beauty products, makeup and skin care. Under this brand, we distribute and sell our products based on a franchise distribution model and through our owned shops, home sales, and e-commerce present in 80 countries, outlets, travel retail and third-party franchised channels, and the products are available in major markets. The Body Shop is focused on the masstige intermediary market segment. As of December 31, 2020, we had 2,765 stores.

•	Aesop: Founded in 1987 in Melbourne, Australia, Aesop is a luxury cosmetic brand, with a unique portfolio of skin care and hair products, among others. Under this brand, our products are distributed predominantly through signature stores with unique designs, department stores, as well as e-commerce and distributors in 27 countries. As of December, 2020, we had 247 signature stores and 91 counters in department stores.

We believe that the combination of these four unique brands allows us to offer a portfolio with strong synergies and cover a broad range of quality products based on natural ingredients. We supply product categories for both women and men, including skin care products for face and body, hair care and treatment products, cosmetics, fragrances, bath, sunscreen, oral hygiene, and baby and child toiletries.

We believe our brands are among the most recognized in the cosmetics, fragrances and toiletries industry. Our combined businesses consolidate our strong position in body care and also further strengthen our unique value proposition for fragrance.

Natura &Co’s purpose, beliefs and aspiration have been important in our growth and in the development of our strong reputation. We expect that our purpose will also drive our growth in the future. Our brands share the same mission and similar values, with strong belief in ethics, commitment to sustainability and scientific and social innovation. We believe that this vision helps us attract and retain our extensive channels of distribution and promote a corporate culture that produces innovative marketing concepts and products, increasing the attractiveness of our products.

We have consolidated our multi-channel, direct to consumer model with a recent acceleration in the online channel through e-commerce across all our four brands and in social selling, especially across our Natura and Avon brands. Our relationship with consultants and representatives, who sell Natura and Avon products in Brazil and Latin America, is based on more than simple operations: we seek to ensure that our business objectives also promote the human and social development of our network, through education, digital inclusion and access to health, creating a strong value proposition.

We have also improved our digital sales and e-commerce platform. In the year ended December 31, 2020, Natura &Co experienced an acceleration in digital social selling and e-commerce, growing approximately 107% as compared to the prior year, in constant currency terms. All brands recorded the highest-ever level of e-commerce sales. Aesop’s total online sales amounted to 29.2% of its revenue, more than doubling over the previous year, and The Body Shop pivoted to online and At Home channels, which grew more than 160% on a combined basis, representing 41% of their total sales. Social selling continued to grow, with e-brochure revenue up nearly 165% at Avon globally in the year ended December 31, 2020, compared to 2019, and up more than 350% in the UK. At Natura in Latin America, the number of consultants sharing content grew by more than 300% in the fourth quarter of 2020, compared to the first quarter of the same year, e-brochure sales accounted for one-third of total digital sales in the year and the number of orders grew over 90% through one million consultant’s online stores in the year ended December 31, 2020 when compared to the same period of 2019.

We believe that our strategy has been successfully translated into growth in the past two years. We recorded a 66% compound annual growth rate between 2018 and 2020, outperforming the global cosmetics, fragrances and toiletries market as shown in the chart below.

The combination with Avon is expected to result in annual recurring synergies, which we raised from our initial target, including new revenue synergies at Natura &Co Latam and cost synergies at Avon International. We expect these synergies to come from four key areas, mainly in Latin America: sourcing, manufacturing and distribution, administrative and revenues. Synergies are recurring in nature and we expect them to be fully achieved by the end of 2024. Also, we estimate we will incur non-recurring costs in connection with these synergies each year within the same period. The synergies are expected to enable investments across the group, in three strategic areas: digital and e-commerce; research and development; and brand initiatives. We cannot assure you that we will be realize those synergies.

Our distinctive corporate culture, which values our relationships with our customers, our consultants, our suppliers and others, underscores our commitment to generate positive economic, social and environmental impact. For instance, in 2020, we contributed to the conservation of 2 million hectares in the Amazon, a region in which we maintain relations with over 7,000 families in supplier communities.

We believe that our brand recognition, combined with our comprehensive product offering through a singular multichannel approach, has driven our growth, allowing us to cement our position in the global beauty and personal care market.

Our Strengths

We are a purpose-driven group that aims to nurture beauty and relationships for a better way of living and doing business.

Our four brands form a group focused on creating value through five key drivers:

•	Multibrand: We have various brands that offer a wide range of products, which target different types of consumers, from low-end to high-end, on a global level. The model allows us to conduct our business in a unique way, maintaining an agile and decentralized business model that balances autonomy with interdependence.

•	Leveraging group scale: Group synergies may be achieved in procurement, scale and other initiatives. We created three networks of excellence (in our approaches to digital, retail and sustainability), which enable the dissemination of best practices.

•	Strong corporate governance: Our strong corporate governance and experienced leadership also reflect the strength of our group to operate globally and promote sustainable long-term value.

•	Omnichannel growth across the globe: We believe we can unlock growth synergies and also rebalance the global footprint by leveraging our existing operations. There is space to grow in different sales channels, notably in digital sales.

•	Innovation and sustainability: We seek to innovate and develop a unique and complementary brand portfolio with best practices shared between the four brands, such as the passion for connecting people and communities in sustainable relations, and living up to the highest standard of social, environmental and economic impact.

The quality of our relationships with our consultants and representatives, clients, employees, communities and suppliers is one of our strongest advantages. We believe the high value we place on these relationships, as well as our commitment to social responsibility and sustainable development, have contributed to making our group a respected global beauty company.

We offer products which we believe to be of a high quality, and which are linked to concepts that reflect our values. We believe this increases the attractiveness of our goods and encourages customers to be loyal to our brands.

Our Strategy

Our objective is to be viewed by our consumers, consultants, representatives, employees, suppliers, shareholders and other businesses as synonymous with quality, integrity, innovation and socially conscious business practices. We are engaged in maintaining a permanent process that guides us in accomplishing our financial, social and environmental goals.

Our strategy seeks to optimize our performance, while prioritizing important values, such as sustainable development, fair trade and human well-being, and is composed of the following:

•	Multibrand model: We have developed a multibrand model company that pursues synergic business growth on a global scale by offering innovative and sustainable products through multiple sales channels. Our brands have an international presence and complementary expertise and are present in diverse market segments.

•	Integrated corporate structure: Our corporate structure is integrated with a limited number of hierarchical levels, which we believe promotes collaboration among our strategic areas of digital, sustainability and retail by sharing best practices and building joint action forces among the executives of these areas.

•	Global procurement: We believe that our global procurement organization strategy benefits from our scale and enables us to build long-term relationships.

•	Multi-channel: We operate via multiple channels and we intend to continuously intensify this, by accelerating our growth in digital platforms, as well as our brands’ geographical expansion.

We believe we have different strategic opportunities for each of our businesses, including, but not limited to: a successful integration of Natura &Co and Avon in Latin America; transforming Avon International and returning it to growth and expanding profitability; increasing multichannel presence and accelerating the business’s digital transformation for Natura; increasing penetration in markets across the globe, including in Asia, notably China (a fast growing premium beauty market), Japan (the world’s third largest beauty market) and Malaysia, as well as the United States (the largest beauty market in the world), and also to other key markets leveraging Avon’s footprint to expand both Natura and The Body Shop; and launching innovative products across all brands and continuing The Body Shop’s rejuvenation, optimizing retail operations and improving operational efficiency for The Body Shop.

In 2020, we set up a legal entity in China. We are aiming at launching an experience center in China to generate demand for our products prior to launching retail operations, and to also roll out our digital and social selling model. In Japan, we acquired The Body Shop operations from a franchisee to strengthen the presence in the country, and Aesop continued to open new stores in key markets. In Malaysia we are piloting an omnichannel market entry strategy under the Natura brand. We launched Natura &Co digital financial platform in Brazil for Natura consultants in 2020 and expect to roll this out to Avon in Brazil and Natura in Latin America in 2021. We also believe there are opportunities for the expansion of The Body Shop’s At Home channel, which was launched in the U.S. market in the third quarter of 2020, after reporting growth in the UK and Australia, leveraging our social selling expertise to drive growth. Lastly, we have mapped opportunities to register products in partnership with Cruelty Free International to ensure that our stand against animal testing is protected.

Environmental and Social Responsibility

Natura &Co

We believe that even though we have already been addressing sustainability over the years, we need to move faster. Accordingly, in June 2020, we set bold targets for the next decade by launching our Commitment to Life, a comprehensive sustainability vision as part of which we intend to step up our actions to address some of the world’s most pressing issues. Our list of priorities includes addressing the climate crisis by becoming a net zero carbon emitter by 2030 and protecting the Amazon by pledging to help to reach net zero deforestation in our operations by 2025. We are also committed to defending human rights and to working towards the goal of gender parity by 2023, as well as adopting a living wage for all Natura &Co employees. We have also committed to embracing circularity and regeneration by 2030.

Our journey towards such goals started with Natura’s own vision for 2050, developed in 2014 and further refined in 2018. The three businesses we operated at the time (Natura, The Body Shop and Aesop) jointly developed an agenda for sharing best practices through networks of excellence in fields such as innovation, strategy, digital commerce, retail and sustainability. Our sustainability network of excellence started out by discussing our vision in terms of priorities that embrace a positive and systemic approach to our business. Along with the environmental and social, we have included a third perspective, the transversal, which takes into account our role as a consumer company and the way our products are developed and disposed of, so that they give back more to the world than they take.

Furthermore, Natura &Co Holding Shares are traded on the Novo Mercado listing segment of the B3, a special category that lists companies with the highest levels of corporate governance.

Our board of directors is advised by committees, including the audit, risk management and financial committee, the people and organizational development committee, the strategic committee and the corporate governance committee, which are responsible for assisting our board of directors in their decision-making activities.

Natura

Natura Cosméticos challenges itself to generate positive financial, social, cultural and environmental impacts. Natura Cosméticos articulated this challenge in its Sustainability Vision 2050, launched in 2014, in which it undertook the commitment to transform Natura into a brand with a positive impact by ensuring that its operations help improve the environment and society, going beyond the current paradigm of merely reducing and mitigating impacts.

In 2014, Natura Cosméticos was the first listed company in the world to be recognized as a B Corp (as approved by B Lab, an independent organization), a global movement of companies that give equal value to their economic, social and environmental results. After three years, Natura Cosméticos was recertified as a B Corp, attesting its commitment to positive social and environmental performance and impact on people and the planet. Natura Cosméticos is one of the largest consumer businesses in the world to have this certification.

For the fifteenth year, Natura Cosméticos’ stock was included in the B3’s Corporate Sustainability Index. Since 2014, Natura Cosméticos has been listed on the Dow Jones Sustainability Index, or DJSI, a benchmark for investors who base their investment decisions on social and environmental aspects. Natura Cosméticos is the only emerging markets company on the DJSI in the Household and Personal Products segment.

Furthermore, for the eighteenth consecutive year, Natura Cosméticos presented its Annual Sustainability Report, which has provided unified disclosure of economic, social and environmental results of its operations since 2001. All information related to social responsibility is described in Natura Cosméticos’ annual report, which is drafted in accordance with the GRI G4 framework.

Natura Cosméticos seeks to create sustainable value for society by forging relationships based on quality and generating integrated social, environmental and economic results. As such, return on shareholder investment is obtained by balancing short- and long-term focuses. Some examples of such social actions include supporting organizations and associations that contribute in some way to the sustainable development of Natura Cosméticos’ industry; adopting fair trade principles in partnerships with extraction communities and supporting sustainable local development; and sharing benefits with communities through access to genetic heritage and associated traditional knowledge of Brazilian biodiversity.

Natura Cosméticos has a Social and Environmental Responsibility Policy, which sets out the following programs: “Natura Carbon Neutral Program” and “Natura Amazon Program.”

Natura Cosméticos’s Sustainability Vision 2050 is deeply connected to our strategy and influences Natura &Co’s corporate vision. We view it as a commitment by the entire business to have a positive impact. We endeavor to contribute to the protection and regeneration of the entire ecosystem to which we belong. The first milestone of this planning, 2020 Ambitions, is a set of goals on topics such as biodiversity, waste, carbon emissions, water, diversity and income generation, among others. We mobilized resources internally in this six-year cycle, overcame important business challenges and advanced strategic issues as part of our vision of transforming Natura into a company that generates a positive impact.

We remain committed to transparency and balance. We endeavor to establish clear criteria to define our achievements towards goals that are not quantifiable.

Based on clearly defined medium- and long-term goals, we deepened the monitoring of Natura’s impacts in these aspects and in decision-making. Innovation has driven research and development of new technologies and the development of new indicators to assess the development of consultants and communities in the Brazilian Amazon. We also developed new models for assessing our impacts on our network of relationships, such as the consultant’s human development index and environmental profit and loss and social profit and loss.

Some of the objectives we have set depend on the engagement of society, on systemic behavioral changes or on the development of new technologies. Natura has organized material topics into three causes: Living Amazon (Amazonia Viva), More Beauty Less Waste (Mais Beleza Menos Lixo) and Every Person Matters (Cada Pessoa Importa). These cause guide Natura not only in our commitments, but in the way we engage our network to build a fairer and more equal society.

Avon

We believe that Avon is more than just a beauty brand: it is a movement connecting millions of women to each other and to a better life. This is the real value behind each sale made by Avon’s representatives around the world, and beauty is the journey that gets Avon there.

Avon recognizes the part it can play in addressing the challenges of rapid climate change and inequalities in income and opportunity. Therefore, in 2019, Avon expanded its sustainability strategy to ensure that it considers its environmental impact throughout its operations.

Avon is committed to this mission while continuing to minimize its environmental impact as a company that makes and sells responsibly sourced products. Avon is well on track to achieve its 2020 environmental goals but recognize that there is much more to do.

That is why Avon has now set even more ambitious targets – to improve packaging sustainability, and further reduce its carbon emissions and water use. Avon is also proud, in 2019, to have become the first global beauty company to end animal testing across all products in every country in which it operates. Avon and the Avon Foundation donated over U.S.$16.9 million in 2020 to causes including the fight against domestic violence, the response to the COVID-19 pandemic response and the fight against breast cancer.

The Body Shop

The Body Shop’s founding principle was to be a force for positive change. This has guided The Body Shop through 40 years of growth, from a one-woman enterprise with a single UK shop to a global business operating in 78 countries. The Body Shop was among the first global businesses to practice fair trade and conduct social and environmental campaigns. These actions continue to drive The Body Shop to be a positive force for change across the world.

Since joining the Natura &Co group, The Body Shop achieved B Corp certification and has committed to prepare a new and ambitious sustainability plan ready for launch in 2021, which aims to create a truly sustainable business by 2030, using the Future Fit Business Benchmark as its core methodology. We believe this new strategy will ensure The Body Shop continues to drive its credentials as a leading ethical business.

The Body Shop’s program is a leading program in the beauty industry and is committed to working with suppliers across the world, ensuring they receive a fair wage for high-quality, natural ingredients and accessories. In addition, in many cases, The Body Shop pays a premium to help its suppliers invest in health or education projects that benefit their wider communities.

The Body Shop also has a proud history of campaigns for positive change. Over the past 40 years The Body Shop has used its voice and network to mobilize customers across the world to call for political action to create long-term change. Campaigns have covered diverse issues including human trafficking, domestic violence, climate change and HIV awareness.

The Body Shop’s longest running campaign, which began in 1989, focused on actions to end animal testing in the cosmetics industry as The Body Shop was the first cosmetics company to campaign against animal testing. In 2017, 80% of countries had no laws against this practice and so, in response, The Body Shop launched Forever Against Animal Testing alongside Cruelty Free International, a partner non-governmental organization. This award-winning campaign called for a permanent global ban on animal testing in cosmetics and received over eight million petition signatures from customers supporting the call for change. These petitions were presented to the United Nations in 2018, . The Body Shop remains committed to continuing to influence decision-makers and other businesses to introduce a ban on cosmetic animal testing everywhere and forever.

Environmental protection is an important element of The Body Shop’s activities, which continues to seek reductions in store energy consumption and source renewable energy wherever possible. Also, through a new philanthropic initiative launched in 2016, The Body Shop launched a program called the World Bio Bridges Mission to raise funds to restore and protect wildlife corridors in damaged or threatened landscapes, to help animals in endangered species reconnect with one another and survive and to enable local communities to live more sustainably. These so-called “bio-bridges” also help trap carbon dioxide that would otherwise contribute to climate change. From 2016 to 2019, £1.5 million was raised for bio-bridges in 11 sites constructed to help protect large areas of habitat in Africa, Asia, Australia, Europe and Latin America.

The Body Shop has received a number of national and international awards recognizing the achievements including Responsible Retailer of the Year at the World Retail Congress in 2018 and the Marie Claire Prix D’Excellence De la Beauté Sustainability Award in 2018 and a Lifetime Achievement Award from Vogue in 2020.

The Body Shop reports on its progress and performance annually and remains committed to encouraging positive impact across all areas of activity.

Aesop

Aesop is committed to a triple bottom-line approach to business performance, measuring and evaluating its performance against the three pillars of people, profit and planet. Targets are distributed across the business against these three pillars. In 2020, Aesop published its inaugural sustainability report and, as part of the Natura &Co group, launched its 2030 Sustainability Vision: Commitment to Life, with associated targets. The Commitment to Life vision encompasses responses to the climate crisis and protecting the Amazon, ensuring equality and inclusion by defending human rights and humankind, and moving Aesop’s business towards circularity and reuse.

Aesop is committed to supporting the communities in which it operates and annually donates 2.5% of its EBITDA to the Aesop Foundation, a philanthropic vehicle supporting the development of literacy and storytelling in marginalized communities. In response to the COVID-19 pandemic in 2020, Aesop supported communities with U.S.$2.2 million in product donations, with a particular focus on family violence support services and front line medical personnel.

Aesop became a Certified B Corporation in 2020, joining a global movement of companies that give equal importance to each of their economic, social and environmental objectives. Further achievements in 2020 include receiving the Climate Active Carbon Neutral Certification for Aesop’s 2018 to 2019 operations in Australia and New Zealand and Aesop’s products receiving Cruelty Free International Leaping Bunny approval, the globally recognized gold standard for cruelty-free cosmetic products.

Our Operations

Overview

We believe we have a balanced business model with complementary brands, channels and a broad global footprint based on the diversity of channels and price positioning offered through our brands, ranging from direct selling to retail/digital distribution channels and from mass to prestige price positioning.

We present below a summary of certain of our key operational and financial highlights:

•	In the year ended December 31, 2020, developed markets accounted for 33.8% of our net revenue, and emerging markets accounted for the remaining 66.2% (with 47.8% for Brazil, 31.2% for Hispanic Latin America).

•	In the year ended December 31, 2020, our revenue was derived from the following categories of products: 32.7% from essential items (i.e., body care, haircare, deodorants and sunscreen), 28.0% from fragrances, 12.6% from fashion and home products, 12.5% from skincare products, 9.6% from makeup products and 4.6% from other products.

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

The Natura brand uses ingredients which we believe to be unique, sustainable and ethically extracted from Brazilian biodiversity in the manufacture of its products. The formulas used by Natura prioritize the use of vegetable-based renewable raw materials. As of the date of this annual report, to ensure the sustainable stewardship of these ingredients in Brazil, Natura works with 40 communities (34 of which are located in the Amazon region), generating social development and income for approximately 8,300 families, based on sustainable production chains. We have helped to preserve around two million hectares of forest as of December 31, 2020, with our partnerships with organizations such as the State Secretariat for the Environment of Amapá (Secretaria de Estado do Meio Ambiente do Amapá), the Chico Mendes Institute for Biodiversity Conservation (Instituto Chico Mendes de Conservação da Biodiversidade) and the State Secretariat for the Environment of Amazonas (Secretaria de Estado do Meio Ambiente do Amazonas), in addition to agricultural communities and social organizations of the region. We work with these organizations by developing initiatives that we believe generate positive impacts for conservation, in areas such as “Reserva Extrativista Médio Juruá” and “Rio Iratapuru.”

Natura uses organic alcohol in 100% of its fragrances. Organic alcohol does not contain any pesticides or chemical fertilizers and there is no burning process involved in the sugar cane harvest.

We believe Natura was one of the first companies in Latin America to measure the impact of its businesses on the environment, using the international environmental profit and loss methodology. Based on this analysis, which includes every stage of the product life cycle, we can measure the impact of our activities in Brazilian reais, taking into account factors such as water use and carbon emissions.

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

One of our strengths is our different channels of distribution, who sell Natura branded products in Brazil and Latin America. Our relationship with these consultants is based on more than simple transactions, since Natura seeks to ensure that our commercial goals also promote human and social development of our network, through education, health access and digital inclusion, creating a strong value proposition.

Together with its consultants, Natura expanded its sales channels in 2014 through the launch of our e-commerce platform, Rede Natura, in Brazil. The platform was launched in Chile in 2015, Argentina in 2017 and Peru and Colombia in 2019. In 2019 we also launched Rede Natura in Malaysia as part of a pilot project to internationalize our business. The Rede Natura platform has attracted a new profile of consultant: younger individuals who feel at home in a virtual environment, and who prefer to not deal with operational factors directly, such as payments and delivery of products to customers. In June 2019, we started our convergence plan, with the objective of enabling consultants to manage their customers’ orders both in the traditional direct selling method and through the e-commerce platform. This unified our online and offline business models and rules. We also launched the Conta Natura for consultants, an exclusive digital account available on the consultants’ mobile app, which has made our network more inclusive from a digital and financial perspective, in addition to offering a microcredit service.

Our e-commerce platform was implemented in Chile in 2015 and in Argentina in 2017. We also believe that the implementation of Natura’s mobile platform has been successful: Natura has approximately 1.7 million consultants using Natura’s digital platforms (mobile application and web-based) in Brazil and other Latin American countries as of December 31, 2020. The mobile application contains a number of features which support consultants’ sales, including allowing order entry and access to sales performance records. As of December 31, 2020, 78.2% of Natura’s consultants were using digital platforms, content sharing grew by more than 226% compared to the first quarter of 2020, and the number of orders almost doubled as compared to 2019 through the almost 1.2 million consultant online stores.

In 2016, Natura opened physical stores in the city of São Paulo to improve the shopping experience of our consumers.

As of December 31, 2020, Natura had 62 stores in Brazil and eight outside Brazil (Chile, Argentina, France and Malaysia). In addition, Natura is growing through a franchise model in Brazil, named “Aqui tem Natura.” As of December 31, 2020, Natura had approximately 519 franchised stores in Brazil.

Avon

Avon is a global manufacturer and marketer of beauty and related products. Avon commenced operations in 1886 and was incorporated in the State of New York on January 27, 1916. Avon conducts its business in the highly competitive beauty industry and competes against other CPG and direct-selling companies to create, manufacture and market beauty and non-beauty-related products.

Avon’s product categories are Beauty and Fashion & Home:

•	Beauty: consists of skin care, fragrance and color (cosmetics).

•	Fashion & Home: consists of fashion jewelry, watches, apparel, footwear, accessories, gift and decorative products, housewares, entertainment and leisure products, children’s products and nutritional products.

Avon’s business is conducted primarily in one channel, direct selling, with a strategy to expand to omnichannel. As of December 31, 2020, Avon’s operations outside the U.S. were conducted primarily through subsidiaries in 54 countries and territories. Outside of the U.S., Avon’s products were also distributed in 24 other countries and territories.

Unlike most of its CPG competitors, which sell their products through third-party retail establishments (e.g., drug stores and department stores), Avon primarily sells its products to the ultimate consumer through the direct-selling channel, with a strategy is to expand to omnichannel. Sales of products are made to the ultimate consumer principally through direct selling by representatives, who are independent contractors and not Avon’s employees

Avon’s principal properties worldwide consist of manufacturing facilities for the production of Beauty products, distribution centers where administrative offices are located and where finished merchandise is packed and shipped to representatives in fulfilment of their orders, and one principal research and development facility located in Suffern, New York.

Since January 2017, Avon’s principal executive offices are located at Chiswick Park in London, UK, to be in a closer proximity to many of Avon’s commercial markets. All the floors of its previous principal executive office location at 777 Third Avenue, New York, New York have been subleased.

In addition, other principal properties measuring 50,000 square feet or more include the following:

•	four manufacturing facilities, thirteen distribution centers and five administrative offices in Avon International; and

•	three manufacturing facilities, ten distribution centers and one administrative office in Avon Latin America.

The Body Shop

Founded in 1976 in Brighton, England, by Dame Anita Roddick, The Body Shop is a global beauty brand and a certified B Corp™. The Body Shop seeks to make positive change in the world by offering high-quality, naturally inspired skincare, body care, hair care and make-up produced ethically and sustainably. The Body Shop believes that business can be a force for good.

We believe that The Body Shop’s product portfolio brings this philosophy to life by sourcing its ingredients ethically. As an example, The Body Shop works with a community trade program designed to help small-scale producers by offering ingredients to be purchased at a fair price and by promoting the development of long-term relationships with these suppliers, which contributes towards ensuring the means of survival of these communities.

The Body Shop operates approximately 3,000 retail locations in 78 countries. The Body Shop-branded product portfolio includes the following categories of products:

•	Body Care: The Body Shop offers body care products including body butters, lotions, yogurts, feet and hand washes, body and massage oils, among other products.

•	Bath and Shower: The Body Shop’s bath and shower portfolio includes products such as shower gel, soap, body scrubs, body wash, shower cream and bath foam.

•	Haircare: The Body Shop offers shampoo, conditioners, scalp treatments, among other hair products.

•	Skin Care: The Body Shop offers quality and efficacy-driven skin care, including moisturizers, masks, cleansers, serums, toners, anti-blemish solutions, among others.

•	Makeup: The Body Shop offers face and color makeup, including foundation, mascara, lipstick, concealers, eye liners and eye shadow, bronzing, sustainably sourced brushes and tools, among others.

•	Fragrance: The Body Shop scents include Eau de Parfum, Eau de Toilette, and mists, as well as home fragrances.

•	Gifts and Accessories: The Body Shop offers a line of gifts and accessories including seasonal and/or thematic gift boxes.

The Body Shop’s owned and franchised stores make up its largest sales channel. Also, The Body Shop has 51 e-commerce platforms and approximately 86.500 consultants, in its at-home (direct sales) channel. The Body Shop is present in 78 countries and had 1,069 owned stores and 1,696 franchised stores as of December 31, 2020.

The Body Shop’s transformation program includes the acceleration of the omnichannel strategy. In 2020, consumers continued to shift to e-commerce and at-home sales channels, which grew more than 100% and 230%, respectively, as compared to 2019.

In line with our strategic framework, The Body Shop strengthened its geographic footprint in key markets with the announcement in the second quarter of 2020 of The Body Shop’s acquisition of its business in Japan from a head franchisee (which was completed in the third quarter of 2020), and the entry of The Body Shop’s at-home direct sales channel in the United States. Pursuant to our strategy, we will seek to grow our revenue based on The Body Shop’s at-home direct sales channels. The Body Shop also launched a new website in September 2020 to support the momentum for digital sales.

Aesop

Aesop is a luxury cosmetic brand founded in Australia, in which we acquired a majority stake in 2013. We completed our acquisition of Aesop in 2016. The Aesop brand is recognized for the premium products it develops and for the shopping experiences it offers to its consumers. The high-quality formulations, based on botanical ingredients, are all scientifically tested for safety.

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

Our major sales channel under the Aesop brand, is through Aesop’s signature stores. Aesop’s signature stores are uniquely designed by renowned architects, aiming to create the best shopping experience for our customers. The Aesop brand’s products also are sold through e-commerce (both through its own website and other third-party e-commerce platforms such as the T-mall in China), and in certain department stores. Aesop also recently experienced an acceleration in its online sales channel, which we believe reflects the adaptation of the distinctive in-store customer experience to an online environment. This resulted in an increase of approximately 245% in total e-commerce sales in the year ended December 31, 2020 when compared to the year ended December 31, 2019, accounting for 23% of total Aesop sales in the year ended December 31, 2020.

As of December 31, 2020, the Aesop brand was present in Asia, Oceania, Europe, the Middle East and the Americas, in 23 countries directly and four countries through distributors, with 247 signature stores and 91 department stores.

Our Aesop-branded product portfolio includes the following categories of products:

•	Skin: Aesop offers a variety of Aesop-branded skin care products, including facial cleansing and moisturizing products, exfoliating products, treatments and masques, shaving products, and products specifically for eyes and lips.

•	Hair: Aesop’s portfolio includes several hair care products, including shampoo, conditioners, treatments and grooming products.

•	Body: Aesop offers body products, including hand care products, body cleansers, body balms, body scrubs, deodorant, mouthwash and toothpaste.

•	Fragrance: Aesop’s product portfolio includes fragrances for both women and men.

•	Home: Aesop’s home portfolio includes products such as soap, oil burner blends, room sprays, an oil burner, animal products and other products.

•	Gifts, Kits and Travel: The Aesop brand offers a line of gifts, travel kits and packages, including gift cards.

Our Segments

Our business is currently divided into the following segments: (1) Natura &Co LATAM, (2) The Body Shop International, (3) Aesop International, and (4) Avon International.

•	Natura &Co LATAM: This segment includes all operations under our Natura, Avon, Aesop and The Body Shop brands located in Brazil and Latin America, which account for a significant portion of our operating revenues;

•	Avon International: Starting in January 2020, following our acquisition of Avon, this segment includes all operations under our Avon brand, except those located in Brazil and Latin America, and has sales operations in 40 countries and territories, and distribution in 22 other countries and territories, as of December 31, 2020;

•	The Body Shop International: This segment includes all operations under our The Body Shop brand, except those located in Brazil and Latin America, present in 75 countries, as of December 31, 2020; and

•	Aesop International: This segment includes all operations under our Aesop brand, except those located in Brazil and Latin America, and has a direct presence in 22 countries and three countries through distributors as of December 31, 2020, largely in Asia.

Prior to the January 2020 announcement of the acquisition of Avon, our chief executive officer, who is our chief operating decision-maker, managed our operations based on five reportable segments: Natura Brasil, Natura Latam, The Body Shop, Aesop and others. During the first quarter of 2020, and as a result of the acquisition of Avon, we began to manage our operations based on the following four reportable segments: Natura &Co Latam, Avon International, The Body Shop International and Aesop International. Previously reported segment information has been recast for all periods presented to reflect the changes in the reportable segments. For further information, see note 26, “Segment Information,” to our audited consolidated financial statements included elsewhere in this annual report.

Net Revenue by Segment and Share of Net Revenue

The following tables present certain financial and operational indicators for the periods indicated of our Natura &Co LATAM segment:

	For the Year Ended December 31,
	2020(1)	2020	2019(3)	2018(3)
	(in U.S.$)	(in R$)
	(currencies in millions, except as otherwise noted)
Natura &Co LATAM:
Net revenue	3,952.7	20,542.3	9,113.9	8,540.2
Operating profit before financial results(2)	287.7	1,494.9	1,207.8	1,123.5
Net income(2)	111.2	577.7	322.9	397.9
Number of consultants (thousands at period end)	4,878	4,878	1,784.7	1,703.5
Number of owned stores	200	200	67	48

(1)	Solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2020 for reais into U.S. dollars of R$5.197 per U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “Item 3. Key Information—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	The amounts shown above do not include unallocated corporate expenses.

(3)	Information related to Natura &Co LATAM for fiscal years ended December 31, 2019 and 2018 does not include financial information related to Avon, as the Transaction was completed on January 3, 2020.

The following table presents certain financial and operational indicators of our Avon International segment for fiscal years ended December 31, 2020 only since the acquisition of Avon was completed on January 3, 2020:

	For the Year Ended December 31,
	2020(1)	2020
	(in U.S.$)	(in R$)
	(in millions, except number of stores)
Avon International:
Net revenue	1,750.5	9,097.4
Operating profit before financial results	(121.0)	(628.8)
Net (loss)/ income	(233.5)	(1,213.3)

(1)	Solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2020 for reais into U.S. dollars of R$5.197 per U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “Item 3. Key Information—Exchange Rates” for further information about recent fluctuations in exchange rates.

The following table presents certain financial and operational indicators of our The Body Shop International segment for the periods indicated:

	For the Year Ended December 31,
	2020(1)	2020	2019	2018
	(in U.S.$)	(in R$)
	(in millions, except number of stores)
The Body Shop International:
Net revenue	1,026.2	5,332.9	4,028.7	3,795.7
Operating profit before financial results (2)	33.5	174.0	246.4	135.5
Net income (2)	6.2	32.4	153.9	151.8
Owned stores	1,049	1,049	984	1,011
Franchised stores	1,590	1,590	1,756	1,760
(1)	Solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2020 for reais into U.S. dollars of R$5.197 per U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “Item 3. Key Information—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	The amounts shown above do not include unallocated corporate expenses.

The following table presents certain financial and operational indicators of our Aesop International segment for the periods indicated:

	For the Year Ended December 31,
	2020(1)	2020	2019	2018
	(in U.S.$)	(in R$)
	(in millions, except number of stores)
Aesop International:
Net revenue	375.1	1,949.3	1,302.2	1,061.5
Operating profit before financial results(2)	65.1	338.5	165.4	99.7
Net income(2)	45.1	234.3	92.8	66.0
Number of signature stores	246	246	247	227

(1)	Solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2020 for reais into U.S. dollars of R$5.197 per U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “Item 3. Key Information—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	The amounts shown above do not include unallocated corporate expenses.

The following table shows the proportion of our sales revenue accounted for by each of our segments for the periods indicated:

	For the Year Ended December 31,
	2020	2019	2018
Natura &Co LATAM	55.6%	63.1%	63.7%
Avon International	24.6%	n.a.	n.a.
The Body Shop International(1)	14.5%	27.9%	28.3%
Aesop International	5.3%	9.0%	7.9%
Total	100%	100%	100%
(1)	Information related to The Body Shop has only been presented from the date Natura Cosméticos obtained control of The Body Shop in September 2017.

Our Production Processes

Natura

In 2020, Natura produced 69.6% of its cosmetics through its own production sites, while 30.4% was manufactured by third parties. In 2019, Natura produced 68% of its cosmetics through its own production sites, while 32% was manufactured by third parties. In 2018, Natura produced 74% of its cosmetics through its own production sites, while 26% was manufactured by third parties. Natura has three industrial units in Cajamar in the state of São Paulo and an industrial unit in Benevides in the state of Pará dedicated solely to the production of Natura-branded products.

Natura’s Cajamar facilities were built to allow efficient expansion as our operations grow, thereby ensuring greater economies of scale at the production sites. In 2014, our unit in Benevides, called “Ecoparque,” was built based on sustainable chain concepts, promoting a form of symbiosis between the different companies operating therein and contributing to the development of local communities.

In the year ended December 31, 2020, Natura reached a production volume equal to approximately 82% of its production capacity, compared to 72% in 2019 and 69% in 2018. Given the characteristics of Natura’s commercial model, Natura opted for a manufacturing structure that favored flexibility, thereby allowing Natura to meet spikes in demand influenced by either product promotions that lead to significant changes in normal demand behavior or strategies that offer exclusively prepared packaging for important commemorative dates, such as Mother’s Day or Christmas.

In the year ended December 31, 2020, Natura produced 487.7 units internally at Cajamar, in comparison with 386 million units in 2019 and 412 million units in 2018. Natura’s soap plant produced 95.4 units in the year ended December 31, 2020, compared to 44 million units in 2019 and 83 million in 2018.

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

Of the products manufactured in Brazil, either by Natura or by its partners, 26.5% were exported in year ended December 31, 2020, in comparison with 23.9% in 2019 and 24.6% in 2018.

Natura’s production process is interspersed with continuous preventive and corrective maintenance procedures to meet its production and sales demand. Natura’s production processes mainly use German, French,

Italian and Brazilian technology, which is provided by several different suppliers. Our equipment, facilities and operations are insured against incidents.

In 2006, Natura received the ISO 9001 certification, resulting from its continuous commitment to the quality of processes, products and services, which Natura seeks to improve daily. Since then, Natura has maintained its certification through annual audits or recertification.

Avon

Avon manufactures and packages the majority of its Beauty products, which are formulated and designed by its staff of chemists, designers and artists. Raw materials, consisting chiefly of essential oils, chemicals, containers and packaging components required for Avon’s Beauty products are purchased from a range of third-party suppliers. The remainder of its Beauty products and all of its Fashion & Home products are purchased from various third-party manufacturers.

Avon’s products are affected by the cost and availability of materials such as glass, fragrance and fuel. For the vast majority of items Avon has more than one source of supply available. Avon believes that sufficient raw materials and supplies can be obtained to manufacture and produce Avon’s Beauty products for the foreseeable future.

Additionally, Avon designs the brochures (whether paper or online) that are used by the representatives to sell Avon’s products. The brochures are then produced on Avon’s behalf by a range of printing suppliers.

We do not believe that the loss of any one supplier would have a material impact on Avon’s ability to source raw materials for the majority of Avon’s Beauty products or source products for the remainder of Avon’s Beauty products and all of Avon’s Fashion & Home products or paper for the brochures.

See “—Logistics Network” below for additional information regarding the location of Avon’s principal manufacturing facilities.

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

Aesop manufactures the finished goods in six main industrial units (factories) owned by third-party contractors. These factories manufacture the bulk formulation and then fill and pack the final product.

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

Products are exported to regional distribution warehouses to supply the subsidiaries. The Australian subsidiary is supplied by the Melbourne distribution warehouse. Products are transported to the regional distribution centers in accordance with the demand in each region. All supply management is supported by advanced demand planning systems implemented in 2019. The distribution centers are each owned by third-

party logistics providers and are not owned by Aesop. The warehouse management systems of each distribution center are integrated into Aesop’s enterprise resource planning system.

The Melbourne hub acts as a point for receiving and consolidating ingredients, components and finished product inventory, thereby allowing for management of supply from different suppliers and finished goods factories. The regional distribution centers are responsible for (under the instruction of Aesop) the picking and delivery to the retail stores and wholesale customers.

Our Distribution Processes

Natura

We distribute Natura-branded products through direct sales channel. We have opted for the direct sales channel due to our belief in the power of sales through relationships, which allows greater interaction between the buyer and the seller, thereby providing a more individualized service. This commercial model has been adopted in Brazil, Argentina, Chile, Peru, Colombia and Mexico. Accordingly, our products are distributed through a network of approximately 2.2 million consultants as of December 31, 2020, as shown in the table below:

	As of December 31,
	2020	2019	2018
	(in thousands)
Consultants(1):
Brazil	1,279,423	1,076.0	1,058.7
Argentina	249,019	209.5	189.0
Chile	89,681	72.9	73.0
Mexico	285,661	221.9	183.9
Peru	109,837	89.3	90.5
Colombia	145,441	115.2	108.4
Total	2,159,062	1,784.8	1,703.5

(1)	Represents the number of Natura consultants at the end of the year that sent orders during the last six of our sale cycles.

The consultants use a catalogue of Natura products, or the Natura Magazine, available in both print and digital form, to present and resell products to their clients. Natura Magazine offers almost all of the products in Natura’s portfolio, as well as the suggested sale price to the consumer, even though Natura consultants are free to establish prices and sales conditions for the final consumer. Natura Magazine is an important marketing tool for the brand and transmits Natura’s beliefs and values, as well as the concepts of each sub-brand.

A new Natura Magazine is released approximately every 21 days with new promotions and launches, thereby forming different sales cycles throughout the year. In each cycle, we send at least one print version of Natura Magazine to consultants who placed at least one order in the previous three cycles. The average number of catalogues distributed per sales cycle was 3.3 million and 2.4 million in the years ended December 31, 2020 and 2019, respectively. In order to better communicate and strengthen the relationship with consultants, we are also investing in a mobile application and in the Natura Network (an online business). With these tools, consultants can view Natura Magazine, place orders, receive online training, and check their default status and other activities. We believe digitalization will be crucial for the future performance of our brand and enable Natura to build upon its existing strengths.

Natura offers its products through a direct sales model with high levels of service. In 2018, we transformed this direct selling model, renaming it to “Relationship Sales Model,” which is now guided by three core principles: Prosperity, Partnership and Purpose.

The new model offers progression levels to consultants, who begin as Seeds, and as they improve their performance, progress to Bronze, Silver, Gold and Diamond. At each new level, their sales margin increases, and they also have access to distinct benefits, such as training courses, awards and a recognition plan. Other progression options offered to consultants include the opportunity of becoming a Business Leader (upon reaching the Silver level), a position that combines the sale of products with the task of leading a group of consultants and assisting them in developing their business. Business Leaders, like consultants, do not have labor ties with the company and are not exclusive to Natura. Consultants with an entrepreneurial profile and high sales volumes also have the opportunity to launch a Natura franchise store (named “Aqui tem Natura”), thereby becoming Beauty Entrepreneurs.

Products in the Natura Magazine are assigned points based on the suggested retail price. For example, the greater the suggested retail price, the greater the number of points assigned. Consultants may place as many orders as they wish during the sales cycle, as long as the order meets a minimum of 50 points, which is equal to approximately R$300 in terms of suggested sales price as indicated in the Natura Magazine.

For orders between 50 to 79 points, consultants have a 20% discount in relation to the suggested sales price in Natura Magazine. For orders of 80 points or more, discounts vary between 20% and 35%, depending on the progression level of the sales representative. Consultants have 21 days to pay for their orders; however, there are promotions that allow invoices to be broken into three installments, or even into five installments, when using a credit card.

In order to improve communication and strengthen our relationships with our consultants, we advanced the digitalization of our relationship sales model. In the years ended December 31, 2020, 2019 and 2018, approximately 1.7 million, 1.6 million and 0.8 million, respectively, consultants from Brazil and other Latin American countries used our digital platform, which is available in both a mobile and web browser format.

The use of technology exponentially amplifies our connections and our relationships by empowering our consultants and unlocks value by improving both the experience of our end consumers and the efficiency of our operating processes.

To encourage Natura consultants to provide quality service in their resale and product consulting activities, Natura invests in recognition and training on the brand, products and categories, especially training relating to the fragrance, face care and makeup categories. Natura’s direct sales model has been adapted to the regional characteristics of each country. For this reason, although Natura operates the same sales model within Brazil, it operates different direct sales models in each country throughout Latin America.

Avon

Avon has sales operations in 55 countries and territories, and distributed products in 25 other countries and territories.

Unlike most of its CPG competitors, which sell their products through third-party retail establishments (e.g., drug stores and department stores), Avon primarily sells its products to the ultimate consumer through the direct-selling channel, with a strategy to expand to omnichannel. Sales of products are made to the ultimate consumer principally through direct selling by representatives, who are independent contractors and not employees of Avon. As of December 31, 2020, Avon had approximately 4.3 million Active Representatives (calculated as the number represents the number of representatives submitting an order in a sales campaign, totaled for all campaigns during the year ended December 31, 2020 and then divided by the number of campaigns). Representatives earn by purchasing products directly from Avon at a discount from a published brochure price and selling them to their customers, the ultimate consumer of Avon’s products. Representatives can start their Avon businesses for a nominal fee or, in some markets, for no fee at all. Avon generally has no arrangements with end users of its products beyond the Representative, except as described below. No single Representative accounts for more than 10% of Avon’s net sales globally.

Sales through Representatives accounted for 93.6% of Avon’s net revenue for the year ended December 31, 2020.

A Representative contacts its customers directly, selling primarily through Avon’s brochure (whether paper or online), which highlights new products and special promotions (or incentives) for each sales campaign. In this sense, the Representative, together with the brochure, are the “store” through which Avon’s products are sold. A brochure introducing a new sales campaign is typically generated every three to four weeks. A purchase order is processed and the products are picked at a distribution center and delivered to the Representative usually through a combination of local and national delivery companies. Historically, the Representative then delivers the merchandise and collects payment from the customer for her own account. Several of the larger countries in which Avon is active have begun to offer direct to customer delivery of the ordered products. A Representative generally receives a refund of the price the Representative paid for a product if the Representative chooses to return it.

Avon employs certain web-enabled systems to increase Representative support, which allow Representatives to run their business more efficiently and also allow Avon to improve its order-processing accuracy. For example, in many countries, representatives can utilize the internet to manage their business electronically, including order submission, order tracking, payment and communications with Avon. In addition, in many markets, representatives can further build their own business through personalized web pages provided by Avon, enabling them to sell a complete line of Avon products online. Self-paced online training also is available in certain markets. Avon is actively deploying and training the representatives on additional digital tools and sales methods to help increase its customer reach.

In some markets, particularly in Asia Pacific, Avon uses decentralized branches, satellite stores and independent retail operations (e.g., beauty boutiques) to serve representatives and other customers. Representatives come to a branch to place and pick up product orders for their customers. The branches also create visibility of the Avon brand, channel with consumers and help reinforce Avon’s beauty image. In certain markets, Avon allows its beauty centers and other retail-oriented and direct-to-consumer opportunities to reach new customers in complementary ways to direct selling. Avon increasingly utilizes e-commerce and markets its products through consumer websites.

The recruiting or appointing and training of representatives are the primary responsibilities of independent leaders supported by zone managers. Depending on the market and the responsibilities of the role, some of these individuals are Avon’s employees and some are independent contractors. Those who are employees are paid a salary and an incentive based primarily on the achievement of a sales objective in their district. Those who are independent contractors are rewarded primarily based on total sales achieved in their zones or downline team of recruited, trained and managed representatives. Personal contacts, including recommendations from current representatives (including the sales leadership program) and local market advertising constitute the primary means of obtaining new representatives. The sales leadership program is a multi-level compensation program which gives representatives, known as independent leaders, the opportunity to earn discounts on their own sales of our products, as well as commissions based on the net sales made by representatives they have recruited and trained. This program generally limits the number of levels on which commissions can be earned to three. The primary responsibilities of independent leaders are the prospecting, appointing, training and development of their downline representatives while maintaining a certain level of their own sales. As described above, the Representative is the “store” through which we primarily sell Avon’s products and, given the high rate of turnover among representatives, which is a common characteristic of direct selling, it is critical that Avon recruits, retains and services representatives on a continuing basis in order to maintain and grow its business.

From time to time, local governments and others question the legal status of representatives or impose burdens inconsistent with their status as independent contractors, often in regard to possible coverage under social benefit laws that would require Avon (and, in most instances, the representatives) to make regular contributions to government social benefit funds. Although we have generally been able to address these questions in a satisfactory manner, these questions can be raised again following regulatory changes in a jurisdiction or can be raised in other jurisdictions. If there should be a final determination adverse to Avon in a country, the cost for future, and possibly past, contributions could be so substantial in the context of the volume and profitability of our business in that country that Avon would consider discontinuing operations in that country.

The Body Shop

We rely on a multichannel distribution strategy, based around a franchise network, to offer our products under The Body Shop brand, with the majority of our revenue being generated through owned stores, franchised stores, e-commerce and at-home, among others. We rely on the following sales channels:

•	Owned Stores: Owned stores accounted for approximately 39%, 57% and 61% of our net revenue for the years ended December 31, 2020, 2019 and 2018, respectively. We currently operate with a network of 1,049 stores located in Europe, Asia and Oceania, and North America.

•	E-commerce: Online sales accounted for approximately 16%, 8% and 8% of The Body Shop’s net revenue in the years ended December 31, 2020, 2019 and 2018, respectively.

•	At-home: At-home sales accounted for approximately 24%, 7% and 5% of The Body Shop’s net revenue in the years ended December 31, 2020, 2019 and 2018, respectively.

•	Head Franchise and Subfranchise Markets: Head franchise markets refer to territories where our operations are run by a third party, “Head franchisee.” Some of these markets are Master franchisee grants with a right to grant subfranchises. Most third-party franchise markets are direct franchisee agreements only. In certain markets, the franchise grant is also extended to franchisee e-commerce, third-party e-commerce, and selective wholesale within department stores. In head franchise markets, we sell our products under The Body Shop brand via a network of 1,696, 1,865 stores and 1,898 stores (as of December 31, 2020, 2019 and 2018, respectively) operated by third-party franchisees. Generally, the head franchise contract is signed for a term of 10 years (with an option for five years’ renewal). We have a strong and long-standing relationship with our head franchisees. Subfranchise consists of a network of countries where we operate directly. Head franchise markets and subfranchise markets accounted for approximately 18%, 25% and 24% of our net revenue for the years ended December 31, 2020, 2019 and 2018, respectively. In-store and country-specific costs (including personnel and rent) and capital expenditure are supported by the third-party franchisees. As a result, our franchise markets generate a competitive margin compared to other channels.

•	Other Channels: This includes wholesale channel which accounted for approximately 2.4%, 3% and 3% of net revenue for the years ended December 31, 2020, 2019 and 2018, respectively.

Aesop

Aesop operates largely with a direct-to-consumer retail sales model with Aesop brand products sold across 23 countries directly and four countries through distributors as of December 31, 2020, as well as both December 31, 2019 and 2018, in Oceania, Asia, Europe and the Americas, primarily through signature stores and department stores.

Aesop takes a meticulous approach to product development, store design and customer service, in particular within its Signature Store and Department Store Counter environments where Aesop employs over 1,500 consultants. The focus is on developing trusted relationships with customers through the consultation process, with consultants recommending a prescription of products for a customer’s specific skin type and making thoughtful suggestions of other products that may complement their preferences.

Aesop.com enables customers not only to purchase across the entire Aesop product range but also to experience a deeper exploration of Aesop with online tutorials on skin care rituals and Aesop publications such as “the Ledger” and “the Fabulist,” which are curated collections of fiction and non-fiction content.

While Aesop takes a customer-centric view of its business, the sales channels through which Aesop serves its customers can be broken down as follows:

•	Signature Stores: Signature stores remain the primary sales channel despite a COVID-19 driven channel shift towards Digital, contributing 46%, 60% and 59% of total sales in the years ended December 31, 2020, 2019 and 2018, respectively, through 247, 247 and 227 locations as of December 31, 2020, 2019 and 2018, respectively.

•	Department Stores: Aesop operates through 91 department store counters, which range from counters to larger “store in store” formats. Department store relationships are either on consignment or wholesale terms and total department store sales contributed 20%, 23% and 24% of total sales in the years ended December 31, 2020, 2019 and 2018.

•	Digital: Aesop operates its own online channel, Aesop.com, and through the third-party channel Tmall, an online channel in mainland China and Hong Kong, and Kakao, an online gifting platform in Korea. In reaction to the COVID-19 pandemic and related restrictions, customers shifted from physical retail to online, with this channel now representing 24%, 8% and 6% of total sales in the years ended December 31, 2020, 2019 and 2018, respectively.

•	Wholesale: Aesop sells through a number of other wholesale channels, including through third-party online resellers, amenity accounts with hotels and restaurants, as well as other physical multibrand retailers. This channel represented 10%, 9% and 11% of total sales in the years ended December 31, 2020, 2019 and 2018, respectively.

Logistics Network

Natura

After our Natura-branded products are manufactured in the industrial unit, large volumes are transferred to the warehouse (which functions as a hub). Later our products are sold either to Natura Comercial Ltda. to serve retail stores, or to Natura Cosméticos to be transported and stored at our distribution centers in Brazil or exported to distribution centers and warehouses in other Latin American countries, France and the United States.

Natura’s logistics network is currently as follows:

•	Brazil: Seven distribution centers located in São Paulo (state of São Paulo), Matias Barbosa (state of Minas Gerais), Uberlândia (state of Minas Gerais), Jaboatão dos Guararapes (state of Pernambuco), Canoas (state of Rio Grande do Sul), Simões Filho (state of Bahia), Castanhal (state of Pará) and one warehouse (hub) in Itupeva (state of São Paulo); and

•	Other regions operations: based out of five distribution centers (Argentina, Chile, Peru, Colombia and Mexico).

A “hub” acts as a point for receiving and consolidating raw material and finished product inventory, thereby allowing the supply from different distribution centers to be managed in accordance with the demand of each region. Since 2011 this supply management has been conducted using advanced demand planning systems. Distribution centers are responsible for separating the orders of each sales representative, which are then automatically verified, packaged and labeled for delivery to the consultants.

Distribution centers are highly automated and equipped with cutting-edge sorting technology, consuming very little energy, and thereby contributing to productivity gains and reducing the cost of each order. The distribution center infrastructure is capable of handling an order volume from consultants in accordance with the minimum order size (50 points, equal to approximately R$270.00 in suggested resale price), even if the order comprises a smaller number of items.

We own the equipment that sorts orders made by Natura consultants in these distribution centers, although the buildings where this equipment is installed are owned by third parties.

In addition to the hub, as described above, we operate with seven distribution centers throughout Brazil.

Once product orders are packaged and labeled, they are sent to consultants in nearly every city, using third-party transportation companies. Natura works with different transportation companies selected through a bidding process in accordance with rules determining the cost per order, service level for each region and concentration of order volume, thereby preventing dependence on any given third-party company.

All deliveries are tracked in order to ensure service levels are met and compliance with contracts. In Brazil, the delivery time for consultants from the time they submit the order is five days on average. In the fiscals year ended December 31, 2020, 2019 and 2018, 65.4%, 64.5% and 57.8% of all orders were delivered within five days, respectively.

Avon

Avon’s principal properties worldwide consist of manufacturing facilities for the production of Beauty products, distribution centers where administrative offices are located and where finished merchandise is packed and shipped to representatives in fulfilment of their orders, and one principal research and development facility located in Suffern, New York.

Since January 2017, Avon’s principal executive offices are located at Chiswick Park in London, UK, to be in a closer proximity to many of Avon’s commercial markets. All the floors of its previous principal executive office location at 777 Third Avenue, New York, New York have been subleased.

In addition, other principal properties measuring 50,000 square feet or more include the following:

•	four manufacturing facilities, thirteen distribution centers and five administrative offices in Avon International; and

•	three manufacturing facilities, ten distribution centers and one administrative office in Avon Latin America.

The Body Shop

We have five regional distribution centers dedicated to the delivery of our products under The Body Shop brand: two in the United Kingdom, one in Germany, one in Singapore and one in the United States. We also have distribution centers located in Brazil, Canada, Mexico, Hong Kong, Chile, Japan and Australia. Nine of these centers are third-party providers located in Germany, Canada, Mexico, Singapore, Hong Kong, Australia, Chile, Japan and Brazil, and two are owned: one in the United Kingdom and one in the United States. A new satellite UK distribution center has been established under short-term lease in 2020, in order to manage significant acceleration of e-commerce and at-home (direct sales) demand during the COVID-19 global pandemic.

Our UK distribution center acts as The Body Shop’s global hub for finished product inventory, thereby allowing for management of supply to different distribution centers in accordance with the demand in each region. All management is supported by advanced demand planning systems centrally from the UK supply chain.

The UK distribution center (including the satellite distribution center) manages five channels: e-commerce, at-home (direct sales), company markets, wholesale markets and franchise. The main UK distribution center is equipped with cutting-edge sorting technology, is highly automated and consumes very little energy, thereby contributing to productivity gains and reducing the cost of each order. The Asia Pacific franchise markets are shipped from the UK distribution center as well as from the Singapore distribution center.

The Body Shop’s U.S. distribution center, located in Wake Forest, North Carolina, manages four channels for North America: e-commerce, company markets, at-home (direct sales) and wholesale markets. Our U.S. distribution center replenishes all stores across the United States and Canada and ships directly to e-commerce and wholesale customers in both countries.

Our logistics in Germany were established in 2019 in the form of a third-party logistics center and partners with Dachser Logistics to support the EU market, considering the uncertainty surrounding Brexit. This distribution center supports the EU e-commerce, company markets and franchise businesses.

The Singapore and Australia businesses both use Bolloré as their third-party logistics provider supporting local markets within these regions.

All deliveries are tracked to secure service levels and compliance with contracts.

Aesop

Aesop manufactures the finished goods in industrial units owned by third-party suppliers. Once manufactured, the products are shipped to a centralized distribution warehouse (a hub) in Melbourne and later sold to Aesop subsidiaries in Oceania, Asia, Europe and the Americas. Products are exported to regional distribution warehouses to supply its subsidiaries. The Australian subsidiary is supplied by the Melbourne distribution warehouse. Products are transported to the regional distribution centers in accordance with the demand in each region. All management is supported by advanced demand planning systems implemented in 2019. The distribution centers are each third-party logistics providers and are not owned by Aesop. The warehouse management systems of each distribution center are integrated into Aesop’s enterprise resource planning system.

The Melbourne hub acts as a point for receiving and consolidating ingredients, components and finished product inventory, thereby allowing for management of supply from different suppliers and finished goods factories. The regional distribution centers are responsible for (with instructions from Aesop) the sorting and delivery to retail stores and wholesale customers.

Aesop’s logistics network is currently as follows:

•	Australia: one central distribution warehouse (Melbourne); and

•	International: eight regional distribution centers located in the United States (supplying the United States and Canada), the Netherlands (supplying Europe), Hong Kong (supplying Hong Kong and Macau), Taiwan, Singapore, South Korea, Japan and Brazil.

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

We offer training and also take certain other steps to reinforce these precepts and qualify partners to improve their social and environmental management. Additionally, we monitor eight partner performance indicators on a yearly basis, namely CO2 emissions, water consumption, waste generation, investments in education, employee training, a labor accident index, social inclusion and private social investment.

Our Natura-brand relies on a diverse supplier base. This base is divided among suppliers for outsourcing (finished products), suppliers for productive input (biodiversity assets, raw materials and packaging material) and suppliers for indirect materials and services. As of December 31, 2020, we had 5,574 active suppliers in productive input and in indirect materials and indirect services. Of these, 269 partners accounted for 80% of our purchasing volume during the period. As of December 31, 2019, we had 10,943 active suppliers in productive input and in indirect materials and indirect services. Of these, 291 partners accounted for 80% of our purchasing volume during the period. As of December 31, 2018, we had 7,060 active suppliers in productive input and in indirect materials and indirect services. Of these, 261 partners accounted for 80% of our purchasing volume during the year.

Our main suppliers for the Natura brand include: Wheaton Brasil Vidros Ltda; Iff Essencias E Fragrancias Ltda; Dpz&T Comunicacoes S.A.; Prebel Colombia; Givaudan Do Brasil Ltda; Transportadora Cometa S/A; Africa Ddb Brasil Publicidade Ltda; Albea Do Brasil Embalagens Ltda.; Fareva Desenvolvimento & Fabricacao; Basf Sa; Companhia Refinadora Da Amazônia; Aptar Do Brasil Embalagens Ltda; K & G Industria E Comercio Ltda.

Due to our large number of suppliers and our active effort to manage purchasing concentration in each tier in our productive chain, with projects aimed at approving alternative suppliers and bringing flexibility to our supply chain, Natura has been reducing our dependence on suppliers of the main categories since 2014. As a result, we believe we are generally able to respond to interruptions in the supply chain by moving production or material supply to other suppliers.

For the year ended December 31, 2020, we had 241 key suppliers, which represented 62% of our total spending with suppliers. For the year ended December 31, 2019, we had 198 key suppliers, which represented 55% of our total spending with suppliers. For the year ended December 31, 2018, we had 179 key suppliers, which represented 51% of our total spending with suppliers. Specifically, for these suppliers, we have adopted the QLICAR (Quality, Logistics, Innovation, Competitiveness, Environmental, Social and Relations) Program, a corporate program that, through a sustainable performance management model, seeks to create and improve a highly competitive supply chain and to build long-lasting relationships with strategic suppliers. This program focuses on the development of suppliers by evaluating critical indicators of level of service, as well as social and environmental questions, in line with our sustainable supply chain strategy. Under this program, suppliers are evaluated using traditional criteria such as quality and competitiveness, in addition to investments and long-term social and environmental impact. This program acknowledges the evolution of our commercial partners through the QLICAR Prize, which is awarded annually.

When managing our supplier risk under the Natura brand, we consider market, financial, social, environmental, occupational health and safety and quality factors, in addition to other legal requirements. As of

December 31, 2020, Natura identified 241 eligible suppliers, respectively, in our evaluation and risk control process. As of December 31, 2019 and 2018, Natura identified 419 and 275 eligible suppliers, respectively, in our evaluation and risk control process, respectively. This reduction is due to safety measures related to the COVID-19 pandemic. From audits to development of plans for continuous improvement, as of December 31, 2020, 2019 and 2018, 64, 41 and 62 suppliers, respectively, showed improvement and 39, 55 and 44 suppliers, respectively, displayed aspects that could reduce their negative impact in the society, respectively. These aspects include actions with differing levels of impact (high, medium and low).

Further, all contracts signed with suppliers contain clauses regarding human rights, such as the risks involved in child labor and forced or slave-like labor. Natura has a zero tolerance policy for human rights violations.

Natura Supplier Community Partners

When sourcing the supply of active ingredients from Brazil’s social biodiversity for our Natura-branded products, we prioritize working with cooperatives and small farmers. We seek to establish relationships that go beyond the commercial aspect, and that are built on fair pricing and the sharing of benefits arising from the use of genetic heritage and the associated traditional knowledge.

We believe that these relationships contribute to our corporate strength and economic diversification and foster sustainable development in the regions where we operate. As of December, 2020, Natura had 40 community partners, contributing to the well-being of approximately 8.3 thousand families. As of December 31, 2019, Natura had 39 community partners, contributing to the well-being of approximately 6.2 thousand families (approximately 5.7 thousand, 5.3 thousand and 2.8 thousand in 2018, 2017 and 2016, respectively).

In addition to purchasing inputs, Natura has established contracts for the sharing of benefits, and in some cases, providing financial or development support to suppliers and their productive chains. The table below shows the amount of funds that were allocated to partner communities and the number of communities and families impacted for the periods indicated:

	For the Year Ended December 31,
	2020	2019	2018
	(in thousands of R$)
Supply(1)	15,123	12,909	10,286
Sharing of benefits(2)	7,866	14,951	18,711
Carbon credits(3)	—	—	275
Use of image(4)	—	14	61
Infrastructure support(5)	4,473	717	775
Training(6)	401	156	71
Technical services(7)	58	214	125
Studies(8)	4,953	4,538	5,578
Total assigned to the communities	32,875	33,499	35,882

(1)	Acquisition of materials from the social biodiversity to be used in Natura products.

(2)	Amounts paid in benefit sharing to communities that provided genetic heritage and/or associated traditional knowledge of a species of Brazilian biodiversity.

(3)	Carbon credits acquired from supplying communities, with no amount allocated in 2020.

(4)	Amount paid for using image of members of communities in institutional or marketing disclosure materials. The total amount paid in 2020 was zero.

(5)	Financial support for projects of local infrastructure development, particularly those related to efficiency and value creation for supply chain.

(6)	Training program on organization development management, technical exchanges, best production practices, health and work environment safety.

(7)	Technical services: All support services provided to the supplying communities by both external parties and Natura consultants.

(8)	Studies: Diagnose planning, management planning, mapping, field research, loyalty and satisfaction surveys. The larger amount allocated in 2018 refers to the implementation of an agricultural system for palm oil production.

Natura monitors its community partners through bioQlicar, a monitoring and development program similar to the program for regular suppliers but focused on rural suppliers instead. The program was revised in 2014 and applied in 2015, implementing a system to verify the social and biodiversity input chains based on the principles of ethical bio trade of the Union for Ethical Bio Trade. By monitoring actions to improve the social and biodiversity input chains, bioQlicar fosters the improvement of our production and chains and the preparation of communities with the market in general.

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

Avon

Avon manufactures and packages the majority of its Beauty products, which are formulated and designed by its staff of chemists, designers and artists. Raw materials, consisting chiefly of essential oils, chemicals, containers and packaging components required for Avon’s Beauty products are purchased from a range of third-party suppliers. The remainder of its Beauty products and all of its Fashion & Home products are purchased from various third-party manufacturers.

Avon’s products are affected by the cost and availability of materials such as glass, fragrance and fuel. For the vast majority of items Avon has more than one source of supply available. Avon believes that sufficient raw materials and supplies can be obtained to manufacture and produce Avon’s Beauty products for the foreseeable future.

Additionally, Avon designs the brochures (whether paper or online) that are used by the representatives to sell Avon’s products. The brochures are then produced on Avon’s behalf by a range of printing suppliers.

We do not believe that the loss of any one supplier would have a material impact on Avon’s ability to source raw materials for the majority of Avon’s Beauty products or source products for the remainder of Avon’s Beauty products and all of Avon’s Fashion & Home products or paper for the brochures.

In addition, Avon and a privately-held company that is majority-owned and managed by an affiliate of Cerberus Capital Management, L.P., or “New Avon,” entered into several agreements, including among others, a Manufacturing and Supply Agreement, which provides that Avon and New Avon will manufacture, or cause to be manufactured, and supply certain products to each other. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in Which We Operate—Third-party suppliers provide, among other things, the raw materials required for our products, and the loss of these suppliers, a supplier’s inability to supply a raw material or a finished product or a disruption or interruption in the supply chain may adversely affect our business” in this annual report.

The Body Shop

Since The Body Shop was founded in 1976, the business has pioneered the principle that “business should be a force for good” and that trade can be used to improve working conditions and help enhance the lives of people within The Body Shop’s supply chain.

Relationships between The Body Shop and suppliers are guided by Natura &Co’s Code of Conduct policy for sourcing final products and services and The Body Shop’s Sustainable Sourcing Charter for natural materials. These policies are based on the full Ethical Trade Initiative Base Code, or “ETI Base Code,” (a leading alliance of companies, trade unions and non-governmental organizations that promotes respect for workers’ rights around the globe), with a specific clause against modern slavery.

The ETI Base Code underpins The Body Shop’s supplier code of conduct. The Body Shop’s purchasing practices and supplier reviews incorporate ethical trade. In addition to fair prices our community trade partners also benefit from favorable trading terms under The Body Shop’s sustainable sourcing charter.

The Body Shop works globally with a diverse supply base of over 3,680 commercial partners. This supply base is divided among goods for retail, nonretail goods and services, ingredients and packaging and fair trade suppliers.

The Body Shop has no manufacturing facilities, developing and purchasing all of our goods for retail from third-party manufacturers. These 34 manufacturers are located around the world, 10 of which account for approximately 78% of our finished goods purchases by value.

The Body Shop has robust development, innovation and manufacturing agreements with our suppliers allowing us access to global innovation, meeting our customers’ demand for high quality, sustainable and affordable on trend products. The Body Shop stipulates the formulation criteria including aspects as our ban on animal testing, inclusion of fair-trade raw materials and use of sustainable mica and palm oils.

The Body Shop’s main suppliers include Fareva Fillcare, Meiyume, L’Oréal Product DTLD Gmbh & Co. KG, Sicos et Cie SNC, S&J International, Fapagau & CIE SNC, COSMEVA, Laleham Health & Beauty (Alton), Soapworks Limited and Cosmint SpA.

The Body Shop’s key suppliers for our goods for retail and for our top 20 non-retail goods and services are managed through our strategic supplier relationship management program. The program focuses on continuous improvement measured against five supplier management pillars: service, quality, competitiveness, sustainability and innovation. Suppliers that achieve partnership status within the program are recognized through inclusion in innovation workshops brand and supplier events.

Procurement at The Body Shop is a globally integrated department, working in four subteams covering goods for retail, nonretail goods and services, packaging and raw materials and sustainable sourcing. Following the acquisition of Avon by Natura &Co, procurement at The Body Shop has been integrated with Natura &Co’s procurement, forming a single global function. Beyond the creation of a common team, the first steps in this initiative have included the development of common procurement policies, savings methodologies and the launch of shared tenders covering IT, travel and logistics sourcing strategies.

Long-Term Commitment to Trading Fairly

The Body Shop has a long history of ethically sourcing ingredients, gifts and accessory items. The Body Shop pioneered fair trade in the cosmetics industry in 1987, launching its “Trade Not Aid” sourcing program—now called Community Fair Trade. Community Fair Trade is The Body Shop’s bespoke fair-trade program, which is independently verified by Ecocert (an inspection and certification organization, founded in France in 1991). Today, the program reaches 18 producer groups (such as cooperatives, or small and medium sized enterprises) across 14 countries worldwide.

The Body Shop has traded with over 60% of its Community Fair Trade suppliers for more than 10 years. This also provides for the unique opportunity to jointly develop solutions to socio-economic and environmental issues together.

Responsible Procurement and Sustainable Materials

The Body Shop is part of the Natura &Co group. In 2020, a sustainable operations department reporting to Natura &Co’s Chief Operating Officer, and comprising sustainable materials and responsible procurement, was created. This department is headed by the Global Director of Sustainable Operations and is responsible for leading the delivery of Natura &Co’s Sustainability Commitment 2030.

The Body Shop’s responsible procurement program, under the new Natura &Co-wide program structure, continues to identify issues, manage risks and ultimately to improve working conditions in our supply chains. The program works with a range of stakeholders, including the ETI, which The Body Shop co-founded in 1998, and SEDEX (a collaborative platform for sharing responsible sourcing data in supply chains).

The Body Shop frames its responsible procurement program around the Human Rights Due Diligence Framework, or “HRDD,” a framework adopted by the United Nations Guiding Principles on Business and Human Rights, which allows a deeper understanding of relevant labor risks in supply chains and activities of priority due diligence in the sphere of human rights. Importantly, the HRDD informs responsible sourcing and current and future activity to identify, and if found, to eliminate modern slavery in supply chains.

In 2020, The Body Shop commissioned a group-wide human rights policy including a full due diligence framework covering governance, risk identification, monitoring and remediation, which can be applied to Natura &Co’s operations (including The Body Shop), supply chains and other relevant functions.

Supply chain transparency and raw material traceability are vital in helping businesses to assess risk, and to prevent, identify and address modern slavery and other social and environmental risks. The Body Shop continues to increase the transparency of its complex global supply chains, including for raw material and service providers. The Body Shop has systematically mapped 207 natural and naturally derived raw materials to country of origin, sourced from more than 100 second-tier suppliers. This helps the business to understand and analyze any social, environmental and modern slavery risks relating to their origins.

Access and Benefit Sharing

Access and benefit sharing has become a key focus for the business. The Body Shop worked with Natura and suppliers in Brazil, South Africa and India to comply with the international principles of Access and Benefit Sharing (ABS), which refers to the way in which genetic resources may be accessed, and how the benefits resulting from their use are shared between the people or countries using the resources (users) and the people or countries that provide them (providers). In Brazil, for example, this involved direct negotiations with worker representatives (the board of a producer cooperative) in the Community Trade supply chain of babassu oil (a vegetable oil used in some of The Body Shop’s products) to agree on access and benefit sharing arrangements. This resulted in an initial direct payment of over £500,000 to the producer cooperative, benefitting 353 participants in the first year of benefit sharing projects aimed at sustainable agricultural development in the producer community.

Aesop

Aesop values quality relationships with our suppliers, many of whom have been our partners for more than 10 years. Supplier relationships of Aesop are guided by the Code of Conduct for Suppliers. This code represents our main Relationship Principles and provides guidelines for social, environmental and quality aspects, describes the expectation from our supplier network and reflects our commitment to the well-being of our partners, communities and the planet.

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

Aesop’s main manufacturing suppliers are Delta Laboratories, Ensign Laboratories, Ross Cosmetics, Australian Botanical Products, Baxter Laboratories, Jacomo and Briemar Nominees.

The main component and ingredient suppliers are Visy Pet Pty Ltd, Techpack Pty Ltd, Norquest Brands Pvt. Ltd., Watermark Products, Gunn & Taylor Printers Pty Ltd, Le Nez Limited, Dutjahn Sandalwood Oils Pty Ltd, Triglav-Edelvais Ltd., Multi-Color Pty Ltd, Linhardt GmbH & Co. KG and Cospak Pty Ltd.

Major Clients

For the years ended December 31, 2020, 2019 and 2018, we did not have any client or consultant that accounts for more than 10% of our consolidated net revenue, when considering all our business segments in existence during such periods.

Certain Material Agreements

Financing Agreements

For a description of the main agreements comprising our short- and long-term indebtedness as of December 31, 2020, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”

Other Agreements

On September 6, 2017, The Body Shop entered into an intellectual property licensing agreement with L’Oréal, whereby L’Oréal granted The Body Shop a license for using certain intellectual property in The Body Shop’s products.

On March 1, 2016, Cleveland Apple Investor L.P., an affiliate of Cerberus, or the Cerberus Investor, contributed U.S.$170 million of cash into New Avon in exchange for 80.1% of its membership interests, and Avon contributed certain assets, assumed certain liabilities of its North America business and transferred the employees of its North America business into New Avon in exchange for a 19.9% ownership interest of New Avon, collectively referred to as the “Separation.”

In August 2019, Avon and Cerberus finalized the sale of Avon’s respective interests in New Avon to LG Household & Health Care Ltd. In connection with the Separation, Avon entered into a Separation Agreement and various other agreements with New Avon to govern the separation and the relationship of the two companies going forward. These agreements provide for specific indemnity and liability obligations and could lead to disputes between the companies involved. The indemnity rights Avon has against New Avon under the agreements may not be sufficient to protect Avon. In addition, Avon’s indemnity obligations to New Avon may be significant and these risks could negatively affect their financial condition. In connection with the Separation, Avon entered into a Separation Agreement and various other agreements with New Avon to govern the separation and the relationship of the two companies going forward.

In addition, Avon has entered into a licensing agreement with LG for pursuant to which Avon has licensed the Avon name and certain other intellectual property rights to LG for use in Japan and South Korea.

In March 2020, Avon signed an agreement to sell the China Wellness Plant for a total selling price of U.S.$6.6 million before expenses. In August 2020, the sale of the China Wellness Plant was completed and the fully amount involved was collected. The transaction generated proceeds of U.S.$1.5 million before tax. The proceeds represent the difference between the net proceeds (after associated expenses) and the carrying value of the China Wellness Plant on the date of sale.

In April 2020, Avon signed an agreement to sell the Hungary distribution center in Gödöllő for a selling price of U.S.$3.4 million and received a deposit of U.S.$3.0 million. In June 2020, Avon completed the sale and the remaining proceeds of U.S.$3.1 million were received.

In August 2020, Avon signed an agreement to sell Avon Management Shanghai ("Avon Shanghai") to an affiliate of Natura &Co for a selling price of U.S.$2.9 million. In August 2020, we completed the sale and received proceeds of U.S.$2.9 million.

Natura and Avon had granted exclusive rights for third parties to market their products in certain geographies, including (i) a Distribution and License Agreement, executed on April 1, 1997 and automatically renewed every two years, pursuant to which Avon granted to Avon Costa Rica S.A. exclusive rights for marketing and distribution of Avon products in Costa Rica; and (ii) a Distribution contract, executed by Natura Cosméticos and Natura Indústria with Alta Estética SRL by virtue of which Natura Cosméticos and Natura Indústria granted Alta Estética SRL exclusive rights for marketing and distribution of Natura products in Bolivia, from March 21, 2011 to March 20, 2021.

In addition, under our “The Body Shop” brand, we are party to various manufacturing agreements with third parties that allow us to sell certain products that meet our standards of quality control, for various defined terms. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in Which We Operate—We depend on third parties to manufacture our products.”

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

Some of the raw materials, packaging materials and finished products that our brands purchase from suppliers have their prices impacted by fluctuations in inflation. In addition, the business is impacted by foreign currency exchange rates with respect to imported items.

We may not always be able to insulate our final customers from these fluctuations or to pass on cost increases to our final customers.

Overview of Global Market

We operate under the Avon, Natura, The Body Shop and Aesop brands in the cosmetics, fragrances and toiletries, or CF&T, market. This sector totaled U.S.$487.4 billion globally in the fiscal year ended December 31, 2020, according to Euromonitor International (Euromonitor International Limited, Beauty and Personal Care 2021, retail value RSP including sales taxes, U.S.$, fixed 2020 exchange rates, historic current prices/forecast constant 2020 prices), with an average annual growth of 3.4% from 2015 to 2020.

The following figure shows the size and growth of the global beauty and personal care market over the periods indicated.

Source: Euromonitor International Limited, Beauty and Personal Care 2021, retail value RSP including sales taxes, U.S.$, fixed 2020 exchange rates, historic current prices/forecast constant 2020 prices.

The following figure shows the compounded annual growth rate of the beauty and personal care market in selected markets over the periods indicated.

Source: Euromonitor International Limited, Beauty and Personal Care 2021, retail value RSP including sales taxes, U.S.$, fixed 2020 exchange rates, historic current prices/forecast constant 2020 prices.

The table below shows global CF&T market data by category.

Global Market by Category (U.S.$ billions)	2020	2019	2018	CAGR (2018–2020) %
Total*	487.4	493.8	471.9	1.6%
Skin care	139.6	139.6	131.3	3.1%
Hair care	78.4	76.9	73.9	3.0%
Color cosmetics	60.6	71.7	69.0	(6.3)%
Bath and shower	49.7	42.7	41.2	9.9%
Oral care	48.1	46.4	44.3	4.1%
Men’s grooming	47	49.3	47.9	(0.9)%
Fragrances	48.4	52.6	50.7	(2.3)%
Deodorants	20.3	20.9	20.1	0.7%
Baby and child-specific products	18.7	17.9	16.9	5.4%
Sun care	10.8	11.7	11.1	(1.4)%
Depilatories	4.5	4.5	4.4	1.4%

* Natura &Co data compilation of Euromonitor’s adult fragrances plus baby and child-specific toiletries.

** The sum of all categories is greater than market size because of double counting in men’s bath and shower, men’s deodorants, men’s hair care, men’s skin care, men’s fragrances, color cosmetics sets/kits, skin care sets/kits, fragrances sets/kits and baby and child-specific sun care categories.

Source: Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care 2021, retail value RSP including sales taxes, U.S.$, fixed 2020 exchange rates, historic current prices/forecast constant 2020 prices.

Our leadership as the fourth-largest pure play beauty and personal care company in the world is evidenced (Natura &Co analysis based on Euromonitor International) by our 2.1% global market share for Natura &Co according to Euromonitor International, with significant room for expansion. We are present in emerging markets such as Asia Pacific and Latin America, which combined represent approximately 47% of the global retail value in 2020, according to Euromonitor International (Euromonitor International Limited, Beauty and Personal Care 2021, retail value RSP including sales taxes, U.S.$, fixed 2020 exchange rates, historic current prices/forecast constant 2020 prices), which we believe puts us in a position to capture growth in the short term.

We are number one in the beauty and personal care segment in Brazil and Latin America, and have top three positions in fragrances, skin care and color cosmetics categories in other key markets such as Russia, Philippines, Turkey, South Africa, Poland, UK and Ukraine, as shown below:

Source: Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care 2021, retail value RSP including sales taxes, U.S.$, fixed 2020 exchange rates, historic current prices/forecast constant 2020 prices.

* Natura &Co data compilation of Euromonitor’s adult fragrances plus baby and child-specific toiletries.

Asia Pacific is the most relevant region in the world with its massive consumption of beauty and personal care products totaling 37% of global sales, whereas North America, Western Europe and Latin America together account for 50%, according to Euromonitor International (Euromonitor International Limited, Beauty and Personal Care 2021, retail value RSP including sales taxes, U.S.$, fixed 2020 exchange rates, historic current prices/forecast constant 2020 prices). Avon International derived approximately 17.9% of its revenues from Asia Pacific operations in the last 12 months ended December 31, 2020 (according to our financial statements as of and for the year ended December 31, 2020 included elsewhere in this annual report). Asia Pacific is driving growth in the global market and has also been a source of innovation in the space, with relevant research and development activity mostly focused on natural products and/or no animal testing.

The CF&T market uses various distribution models that reflect the characteristics of each regional market and the manner in which each regional market has been organized over the years. In Latin America, for example, there is greater adherence to the direct selling model, which is approximately 3.4 times higher than the world average. Meanwhile, developed countries show greater adherence to specialized retail, department stores and internet sales. The following table shows the percentage of each distribution model used in each macro-region for the market as of December 31, 2020:

Distribution by Region	Latin America	North America	Asia Pacific	Australasia	Western Europe	Eastern Europe	Middle East and Africa	Global Average
	(% total regional market)
Health and beauty specialist retailers	25.3	26.4	24.6	33.8	43.2	40.1	32.1	30.1
Grocery retailers	38.3	23.8	27.8	37.7	34.6	33.2	46.8	31.1
E-commerce	4.4	20.2	22.9	10.4	10.5	12.3	7.8	16.2
Mixed retailers	3.2	18.7	13.8	14.3	5.6	1.0	5.2	10.9
Direct selling	26.4	6.3	6.6	2.3	2.5	10.1	2.8	7.7
Other	2.4	4.6	4.2	1.4	3.6	3.2	5.2	3.9
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Source: Euromonitor International Limited, Beauty and Personal Care 2021, distribution, retail value RSP including sales taxes, U.S.$, fixed 2020 exchange rates, historic current prices/forecast constant 2020 prices.

The following chart compares the penetration of direct selling in Latin America’s most relevant markets with the world’s average.

Source Figure 1: Euromonitor International Limited, Beauty and Personal Care 2021, retail value RSP including sales taxes, U.S.$, fixed 2020 exchange rates, historic current prices/forecast constant 2020 prices.

Source Figure 2: Natura &Co based on Euromonitor International Limited, Beauty and Personal Care 2021, distribution, retail value RSP including sales taxes, U.S.$, fixed 2020 exchange rates, historic current prices/forecast constant 2020 prices.

In the global market, the online model has shown the greatest growth rates over the last three years, increasing its market share from 10.3% in 2018 to 16.2% in 2020, with estimated CAGR from 2020 to 2025 of 8.2%, as demonstrated below:

Source: Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care 2021, distribution, retail value RSP including sales taxes, U.S.$, fixed 2020 exchange rates, historic current prices/forecast constant 2020 prices.

Brazil is the world’s fourth largest CF&T market, according to Euromonitor International (Euromonitor International Limited, Beauty and Personal Care 2021, retail value RSP including sales taxes, U.S.$, fixed 2020 exchange rates, historic current prices/forecast constant 2020 prices), as set forth in the following table.

Total Cosmetics. fragrances and toiletries market by country (in U.S.$ billions)	2020	2019	2018	CAGR (2018–2020)
World	487.4	493.8	471.9	1.6%
Top 10	313.0	316.9	302.8	1.7%
USA	90.9	93.3	91.2	(0.2)%
China	75.3	70.3	61.3	10.9%
Japan	35.1	39.8	39.3	(5.5)%
Brazil	23.7	22.7	21.8	4.3%
Germany	19.3	19.7	19.3	0.1%
United Kingdom	16.1	17.0	17.0	(2.6)%
France	14.4	15.1	15.1	(2.3)%
India	14.1	14.0	13.1	4.0%
South Korea	12.6	13.1	13.0	(1.5)%
Italy	11.3	12.0	11.8	(2.0)%

Source: Euromonitor International Limited, Beauty and Personal Care 2021, retail value RSP including sales taxes, U.S.$, fixed 2020 exchange rates, historic current prices/forecast constant 2020 prices.

Overview of the Latin American Market

In addition to our global footprint, we have a leadership position in the Latin American beauty and personal care market. Our ability to reach a broad universe of customers through our omni-channel and multibrand operations results in an 12.5% market share in the region in 2020 (up 0.7 percentage points in relation to 2019, it being understood that the market share for 2019 is a data compilation by Natura &Co, which combines the market share of Natura &Co and Avon), and 17.0% in Brazil (up 1.0 percentage point in relation to 2019, it being understood that the market share for 2019 is a data compilation by Natura &Co, which combines the market share of Natura &Co and Avon), based on Euromonitor International data (Euromonitor International Limited, Beauty and Personal Care 2021, retail value RSP including sales taxes, U.S.$, fixed 2020 exchange rates, historic current prices/forecast constant 2020 prices). We have a strong footprint and leadership in Latin America, which forms a backbone for our internationalization. We intend to leverage Avon’s footprint to grow Natura in the nine countries in Latin America where among our brands, only Avon is currently present. These countries are Ecuador, Guatemala, El Salvador, Costa Rica, Uruguay, Panamá, Paraguay, Honduras, Dominican Republic, which represent 9.3% of the U.S.$51.8 billion beauty and personal care market in Latin America.

In Latin America, the CF&T market grew by an average of 3.3% annually from 2015 to 2020, according to Euromonitor International (Euromonitor International Limited, Beauty and Personal Care 2021, retail value RSP including sales taxes, U.S.$, fixed 2020 exchange rates, historic current prices/forecast constant 2020 prices). The below table shows CF&T market data for the region and annual growth for the period from 2018 to 2020.

Cosmetics, fragrances and toiletries market in Latin America	2020	2019	2018	CAGR 2018–2020
Market Value (US$ Billion, Retail Value RSP)	51.8	52.0	50.0	1.8%
Growth compared to the previous year (%)	(0.3)%	4.0%	4.3%	—

Source: Euromonitor International Limited, Beauty and Personal Care 2021, retail value RSP including sales taxes, U.S.$, fixed 2020 exchange rates, historic current prices/forecast constant 2020 prices.

Beauty segment growth is mostly driven by consumer spending, as a result of the increase in middle income-class purchasing power and women empowerment, with the growing female labor force enhancing beauty products expenditure. As these movements gradually increase in developing economies, Latin American countries are well positioned to experience and capture the expansion of beauty and personal care sales. In addition, the low penetration in Brazil and Mexico of beauty e-commerce sales presents a strong opportunity for the group, as shown in the graph below:

Source Series 1: Euromonitor International Limited, Beauty and Personal Care 2021, retail value RSP including sales taxes, U.S.$, fixed 2020 exchange rates, historic current prices/forecast constant 2020 prices.

Source Series 2: Euromonitor International Limited, Retailing 2021, retail value RSP including sales taxes, U.S.$, fixed 2020 exchange rates, historic current prices/forecast constant 2020 prices.

***Data for the European Union do not consider Cyprus, Luxembourg and Malta.

Brazil and Mexico together represent 63% of the Latin American market in the year ended December 31, 2020, according to Euromonitor International. The following table shows the size of selected cosmetics, fragrances and toiletries markets for the periods indicated.

Size of Cosmetics, fragrances and toiletries market (U.S.$ billion, retail value RSP)
Cosmetics, fragrances and toiletries market in Latin America	2020	2019	2018	CAGR (2018–2020)
Latin America	51.8	52.0	50.0	1.8%
Brazil	23.7	22.7	21.8	4.3%
Mexico	8.8	9.2	8.9	(0.3)%
Argentina	3.7	2.6	1.8	42.9%
Chile	2.9	2.9	2.8	0.9%
Colombia	2.4	2.7	2.6	(3.9)%
Peru	2.2	2.5	2.4	(4.3)%

Source: Euromonitor International Limited, Beauty and Personal Care 2021, retail value RSP including sales taxes, U.S.$, fixed 2020 exchange rates, historic current prices/forecast constant 2020 prices.

Natura &Co is the largest player in Latin America with a 12.5% market share in 2020, based on Euromonitor International (Euromonitor International Limited, Beauty and Personal Care 2021, retail value RSP including sales taxes, U.S.$, fixed 2020 exchange rates, historic current prices/forecast constant 2020 prices). We also rank first in the following key categories in the region in 2020: fragrances (based on a Natura &Co data compilation of Euromonitor’s adult fragrances plus baby and child-specific toiletries) with 25.5%, body care with 21.9%, skin care with 17.3% and color cosmetics with 15.8%.

Source: Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care 2021, retail value RSP including sales taxes, U.S.$, fixed 2020 exchange rates, historic current prices/forecast constant 2020 prices.

* Natura &Co data compilation of Euromonitor’s adult fragrances plus baby and child-specific toiletries.

Overview of the Brazilian Market

The Brazilian beauty and personal care market is the fourth largest in the world, only after the U.S., China and Japan, representing a total addressable market of U.S.$23.7 billion in the fiscal year ended December 31, 2020, according to Euromonitor International.

As a sizeable market with geographic and demographic diversity, Brazil presents an opportunity for players to test different products, income targets and channels with its 212 million potential customers, according to the IBGE census for 2020.

With more than five decades of experience in the CF&T sector in Brazil, we have seen an increase in the level of sophistication of customer expectations, supplier quality, technology and marketing.

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

The ABIHPEC metric only monitors the categories in which we offer products, while Euromonitor International consolidates data for the total CF&T market, including markets where we are not present, such as toothpaste or male and female razors and blades. We monitor our performance using these two metrics for the following reasons: (1) the frequency with which data is obtained (Euromonitor International only provides an annual overview, while ABIHPEC is bi-yearly) and (2) the scope of information provided (Euromonitor International discloses data by company and channel, while ABIHPEC releases consolidated data, not broken down by company).

The table below shows market size and growth for the last three years according to both sources. For operations in Latin America, we only use Euromonitor International metrics:

Brazilian Cosmetics, fragrances and toiletries market ABIHPEC*	2020	2019	2018
Market size (R$ billion)	59.0	55.7	53.5
Growth over previous year (%)	5.8%	4.2%	(0.3)%
Natura &Co market share** (%)	15.7%	15.0%	15.6%

Brazilian Cosmetics, fragrances and toiletries market Euromonitor International***	2020	2019	2018
Market size (U.S.$ billion, retail value RSP)	23.7	22.7	21.8
Growth over previous year anterior (%)	4.7%	4.0%	4.8%
Natura &Co Market Share (%)	17.0%	16.0%	16.2%

*	Since the third quarter of 2014, a few significant companies stopped reporting their data to ABIHPEC, which could significantly affect the quality of statistics, thus we decided not to report this historical information.

**	According to internal data of Natura &Co.

***	Source: Euromonitor International Limited, Beauty and Personal Care 2021, retail value RSP including sales taxes, U.S.$, fixed 2020 exchange rates, historic current prices/forecast constant 2020 prices.

Analyzing the market using the Euromonitor International methodology, the table below shows that the CF&T market in Brazil is concentrated in the fragrance and hair care categories:

Brazilian Market by Category (U.S.$ billions)	2020	2019	2018	CAGR (2018–2020, %)
Total**	23.7	22.7	21.8	4.3%
Fragances*	5.8	5.4	5.2	5.7%
Men’s grooming	4.7	4.7	4.5	2.3%
Hair care	4.5	4.3	4.2	3.4%
Skin care	3.0	2.6	2.4	11.2%
Deodorants	2.2	2.3	2.2	0.2%
Oral care	2.1	1.9	1.9	4.8%
Bath and shower	2.0	1.7	1.6	12.2%
Color cosmetics	1.8	2.0	2.0	(3.6)%
Baby and child-specific products	1.1	1.0	1.0	4.1%
Sun care	0.7	0.7	0.7	1.9%
Depilatories	0.1	0.1	0.1	(5.1)%

Source: Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care 2021, retail value RSP including sales taxes, U.S.$, fixed 2020 exchange rates, historic current prices/forecast constant 2020 prices.

*	Natura &Co data compilation of Euromonitor’s adult fragrances plus baby and child-specific toiletries.

**	The sum of all categories is greater than market size because of double counting in men’s bath and shower, men’s deodorants, men’s hair care, men’s skin care, men’s fragrances, color cosmetics sets/kits, skin care sets/kits, fragrances sets/kits and baby and child-specific sun care categories

The beauty and personal care market in Brazil posted 4.2% CAGR during the 2015-2020 period, mostly driven by skin care and fragrances (based on a Natura &Co data compilation of Euromonitor’s adult fragrances plus baby and child-specific toiletries) categories with a 8.6% and 7.7% CAGR in the period, respectively. Considering the period 2018-2020, CAGR was 4.3%, mostly driven by bath and shower and skin care categories with a 12.2% and 11.2% CAGR in the period, respectively. Whereas these segments are expected to continue gaining shares for the following years, there are four main categories that together represent 55.3% of the market (considering total market as the sum of all categories), namely fragrances (based on a Natura &Co data compilation of Euromonitor’s adult fragrances plus baby and child-specific toiletries), hair care, skin care and deodorants, with significant presence of men’s grooming aggregation within these main categories. The chart entitled “Beauty and Personal Care Market in Brazil” presents an overview of Brazil’s market based on data from Euromonitor International.

Source: Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care 2021, retail value RSP including sales taxes, U.S.$, fixed 2020 exchange rates, historic current prices/forecast constant 2020 prices.

* Natura &Co data compilation of Euromonitor’s adult fragrances plus baby and child-specific toiletries.

According to Euromonitor International, the total addressable market in Brazil should reach almost U.S.$26.3 billion by 2025, representing a 2.0% CAGR from 2020 to 2025. In spite of a challenging year in 2020 as a result of the COVID-19 pandemic, the beauty and personal care market in Brazil saw positive growth of 4.7% in comparison to 2019, and should continue to grow during the forecasted period to reach US$26.3 billion by 2025. According to Euromonitor International, as a result of its global relevance, the Brazilian market is still extremely fragmented, with numerous small players operating at a specific spectrum of the beauty and personal care environment.

Natura &Co is the largest player in Brazil with 17.0% market share in 2020, up from 16.0% in 2019 (considering Natura &Co and Avon together, although Natura &Co acquired Avon in January 2020 and therefore Avon is not included in Natura &Co’s financial results for periods ended prior to January 1, 2020). The chart “Beauty and Personal Care Market Share in Brazil” provides an overview of market shares in the sector and the breakdown for our most relevant categories. We have a leadership position in fragrances (based on a Natura &Co data compilation of Euromonitor’s adult fragrances plus baby and child-specific toiletries) and skin care, ranking first among players with 29.8% and 27.4% market share, respectively, in 2020, according to Euromonitor International data (Euromonitor International Limited, Beauty and Personal Care 2021, retail value RSP including sales taxes, in R$, local currency, historic current prices/forecast constant 2020 prices).

Source: Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care 2021, retail value RSP including sales taxes, in R$, local currency, historic current prices/forecast constant 2020 prices.

* Natura &Co data compilation of Euromonitor’s adult fragrances plus baby and child-specific toiletries.

Our digital social selling platform for the Natura and Avon brands puts us in a unique position to capture the continuous growth in the region. Direct selling is extremely attractive to Brazilians, as a relevant source of income and empowerment for consultants and representatives, combined with a culture of social interactions with family, friends and neighbors. During 2020, in light of the COVID-19 pandemic which resulted in lockdowns and social distancing, the consultants and representatives accelerated their adoption of digital assets. This contributed to our performance in Brazil and Latin America, attesting to the resilience and relevance of digitally enabled direct sales.

We believe that direct selling is complementary to bricks and mortar, and that consumers will continue to seek sales in the channel due to a combination of convenience, pricing and shopping experience. Considering only the beauty and personal care segment, direct selling penetration has gained share over the last few years, reaching 28.0% in retail value sales in 2020, according to Euromonitor International (Euromonitor International Limited, Beauty and Personal Care 2021, retail value RSP including sales taxes, in R$, local currency, historic current prices/forecast constant 2020 prices).

Source Graph 1: Euromonitor International Limited, Retailing 2021, retail value RSP including sales taxes, U.S.$, fixed 2020 exchange rates, historic current prices/forecast constant 2020 prices.

Source Graph 2: Euromonitor International Limited, Beauty and Personal Care 2021, retail value RSP including sales taxes, U.S.$, fixed 2020 exchange rates, historic current prices/forecast constant 2020 prices.

*Considering the aggregation of Natura &Co and former Avon in 2019.

Competition

The cosmetics, fragrances and toiletries market is very competitive, both in Brazil and in other markets in which we operate. Strong brands and new product launches are important to attract and retain customers. In the five years ended December 31, 2020, the Latin American markets in which we operate have grown 50% faster than the global average (according to internal data of Natura &Co based on Euromonitor International Limited, Beauty and Personal Care 2021, retail value RSP including sales taxes, U.S.$, fixed 2020 exchange rates, historic current prices/forecast constant 2020 prices, and covering Argentina, Brazil, Chile, Colombia, Mexico and Peru) and have proved attractive for new entrants. Furthermore, in offering a wide range of categories, our brands compete with several different companies that operate through different distribution channels: direct selling, retail and e-commerce.

The following chart represents our market share in Brazil, one of our main markets, according to Euromonitor International data released in 2021 (Euromonitor International Limited, Beauty and Personal Care

2021, retail value RSP including sales taxes, in R$, local currency, historic current prices/forecast constant 2020 prices), including categories that are not available in our portfolio:

Source: Euromonitor International Limited, Beauty and Personal Care 2021, retail value RSP including sales taxes, U.S.$, fixed 2020 exchange rates, historic current prices/forecast constant 2020 prices.

*	Disclaimer: Natura &Co acquired Avon in January 2020 and therefore Avon is not included in Natura &Co’s financial results for periods ended prior to January 1, 2020. This graph is a data compilation by Natura &Co, combining Natura Cosméticos S.A.’s market share (from 2015 to 2016) and Natura &Co’s market share (from 2017 to 2019) with Avon’s market share in the period from 2015-2019, with the data being provided by Euromonitor International.

Natura

In the countries in which we operate our Natura brand, the market is organized into two major distribution channels: direct sales and retail. Direct sales accounted for 28% of the beauty and personal care market in Latin America market in Brazil for 2020 compared to 7.7% globally.

In Brazil, our competitors vary by product category. For example, in the fragrance and makeup categories, our main competitors are O Boticário, Mary Kay and Hinode; for body and skin care, our main competitors are Avon (which became a direct, wholly owned subsidiary of Natura &Co Holding since the completion of the Transaction), Beiersdorf AG (particularly the Nivea brand) and Unilever and; for hair care, our main competitors are Unilever, L’Oréal, Colgate-Palmolive Company and Johnson & Johnson.

In other countries where the Natura brand is present, market conditions are quite similar, as are the local competitors by category and distribution channels. Major differences can be found in the strong operations of Corporación Belcorp and Unique-Yanbal Group in Peru and Colombia, and Voewerk & Co KG (with the Jafra brand) in Mexico. Our domestic competitors in Brazil, such as Jequiti, do not have significant operations in other regions of Latin America.

In the year ended December 31, 2020, Natura-branded products were acquired by 30% of Brazilian households according to internal data of Natura &Co, suggesting that approximately 16 million Brazilian households purchased at least one Natura-branded product in such periods. One of our strategies is to build on the existing overlap to capture growth opportunities regarding our household penetration in countries where Natura and Avon operate together.

Source: Internal data of Natura &Co.

Avon

Avon faces competition from various products and product lines. The beauty and beauty-related products industry is highly competitive and the number of competitors and degree of competition that Avon faces in this industry varies widely from country to country. Avon competes against products sold to consumers in a number of distribution methods, including direct selling, through the internet, and through the mass market retail and prestige retail channels.

Specifically, due to the nature of the direct-selling channel, Avon often competes on a country-by-country basis, with its direct-selling competitors. Unlike a typical CPG company which operates within a broad-based consumer pool, direct sellers compete for representative or entrepreneurial talent by providing a more compelling earnings opportunity. Providing a compelling earnings opportunity for the representatives is as critical as developing and marketing new and innovative products.

Within the broader CPG industry, Avon principally competes against large and well-known cosmetics, fragrance and skin care companies that manufacture and sell broad product lines through various types of retail establishments and other channels, including through the internet. In addition, Avon competes against many other companies that manufacture and sells more narrow beauty product lines sold through retail establishments and other channels, including through the internet.

Avon also has many global branded and private label competitors in the accessories, apparel, housewares, and gift and decorative products industries, including retail establishments, principally department stores, mass merchandisers, gift shops and specialty retailers. Avon’s principal competition in the fashion jewelry industry consists of a few large companies and many small companies that sell fashion jewelry through department stores, mass merchandisers, specialty retailers and e-commerce.

Avon believes that the personalized customer service offered by the representatives; the representatives’ earnings opportunity as well as the amount and type of field incentives Avon offers the representatives on a market-by-market basis; the high-quality, attractive designs and prices of Avon’s products; the high level of new and innovative products; Avon’s easily recognized brand name; and Avon’s guarantee of product satisfaction are significant factors in helping to establish and maintain its competitive position.

The Body Shop

As a global brand, present in 78 countries, competition for The Body Shop is varied and heavily concentrated in retail distribution. At a global level, competitors include key beauty and personal care brands include L’Oréal Paris (L’Oréal Groupe), Nivea (Beiersdorf AG), Dove (Unilever Group) and Garnier (L’Oréal Groupe). However, we believe we are seeing an erosion in combined share of these companies and brands, notably in skin care and color cosmetics, as these categories become more fragmented. This is largely driven by the rise of new beauty brands, such as Glossier, Kylie Cosmetics and Houda Beauty in the United States, which disrupt traditional models, and increase price competition and pressure to stay aligned with fast-evolving consumer preferences.

In Asian Pacific, a key competitor to The Body Shop is Innisfree, which offers a wide assortment of products ranging from skin care to makeup, hair care, and fragrance, and prices which are generally lower than their competition. Other key brands in this region include Wardah (Indonesia), Lakmé (India) and DHC (Japan).

In Europe, competitor brands to The Body Shop include Lush Rituals and L’Occitane. With a strong stance on handmade cosmetics and minimal packaging and a stance against animal testing, Lush also focuses on store and product experience. Most known for its bath bombs, it has a strong presence in the bath and body category with shower gels, bubble bars and soaps. Rituals has built brand recognition by positioning its products at prices above the mass market level but lower than the most expensive alternatives in the categories in which it is present. The Body Shop is present in the bath and shower segment, with different fragrance concepts mostly inspired by Asian culture and lifestyle. The Body Shop also markets products focused on providing customers a spa-like experience as part of its non-beauty product offering, including tea sets, candles and home textiles. These products are promoted in The Body Shop stores as a source of balance and well-being.

Lush is a key competitor in North America, but Bath & Body Works is a strong player in both America and Canada. While not particularly focused on naturally or ethically sourced ingredients, its focus is on having a colorful and wide range of fragrance products, with a heavy reliance on promotions and discounts. It is also active in bath and body products, fragrances and home fragrance.

Aesop

Aesop sits within the premium segment of the beauty and personal care industry, which amounted to U.S.$127.2 billion globally in 2020, according to Euromonitor International (Euromonitor International Limited, Beauty and Personal Care 2021, retail value RSP including sales taxes, U.S.$, fixed 2020 exchange rates, historic current prices/forecast constant 2020 prices). While Aesop is a small player on a global scale, its market share and the competitive landscape in which it is active differs by region as well as by product category.

Aesop was present in 27 countries as of December 31, 2020, spread across Oceania, the Americas, Asia and Europe. The countries in which Aesop has the highest market share within the premium beauty and personal care market are Australia, Hong Kong, Malaysia, the UK and Singapore, according to Euromonitor International (Euromonitor International Limited, Beauty and Personal Care 2021, retail value RSP including sales taxes, U.S.$, fixed 2020 exchange rates, historic current prices/forecast constant 2020 prices, considering 54 researched countries by Euromonitor International).

In 2020, Japan overtook Australia and became Aesop’s largest market in terms of total revenue within premium beauty and personal care, followed by South Korea and the United States (according to Natura &Co internal data).

Australia is the fourth largest market for Aesop (according to Natura &Co internal data), but it is Aesop’s strongest market in terms of market share with 2.0% of brand share in 2020. Key competitors in this market include Lancôme, Estée Lauder, Clarins and Clinique (Euromonitor International Limited, Beauty and Personal Care 2021, retail value RSP including sales taxes, U.S.$, fixed 2020 exchange rates, historic current prices/forecast constant 2020 prices). Hong Kong is a much more competitive market, with Aesop’s major competitors including Shiseido, Lancôme, Kiehl’s and La Mer (by Estée Lauder). Aesop’s key competitors in the UK are Clinique, Paco Rabanne, Lancôme and Clarins, while its key competitors in terms of market share in Singapore are SK-II, Lancôme and Shiseido (Euromonitor International Limited, Beauty and Personal Care 2021, retail value RSP including sales taxes, U.S.$, fixed 2020 exchange rates, historic current prices/forecast constant 2020 prices).

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

The table below shows our quarterly net revenue from our total consolidated operations:

	For the Year Ended December 31,
Share of Net Revenue by Quarter (%)	2020	2019	2018
Consolidated:
First quarter	20%	20%	20%
Second quarter	19%	24%	23%
Third quarter	28%	24%	24%
Fourth quarter	33%	32%	33%
Total year consolidated	100%	100%	100%

Global Presence

Our international expansion under the Natura brand started in 1982, when Natura Cosméticos introduced its business in Chile, and later in Argentina and Peru in 1992, Mexico and France in 2005 and finally Colombia in 2007. In December 2016, we opened our inaugural store in New York City, United States. Currently, Natura has eight stores outside Brazil (Chile, Argentina, France and Malaysia). We are also present in other countries in Latin America and Europe through the Natura brand.

In 2016 when our business consisted only of the Natura and Aesop brands we had net revenue of R$7.9 billion, 92.5% of which was derived from Latin America (67.7% from Brazil) and 7.5% from the rest of the world. As our business grew it became more international. In 2018, when our business consisted of Natura, Aesop and The Body Shop, we had net revenue of R$13,397.4 million, 63% of which was derived from Latin America (45% from Brazil) and 37% from the rest of the world. Finally, in the year ended December 31, 2020, after we added Avon to our business, we had net revenue of R$36,922.0 million, 53.3% of which was derived from Latin America (30.1% from Brazil) and 46.7% from the rest of the world.

We are now present in the five continents under The Body Shop brand, reaching 78 countries.

The Aesop brand operates in Oceania, Asia, Europe, North America and South America, reaching 23 countries directly and four countries through distributors. In the year ended December 31, 2020, Asia accounted for approximately 49.4% of Aesop’s consolidated net revenue.

Avon’s operations outside of the U.S. are conducted primarily through subsidiaries in 40 countries and territories. Outside of the U.S., Avon’s products are also distributed in 22 other countries and territories. In particular, Avon derived approximately 20.2% of its consolidated revenue during the year ended December 31, 2020 from Brazil, which is its largest market and is included within its South Latin America reportable segment.

Innovation and Product Development

We believe that innovation is an important driver of growth, and that our innovation and product development platform based on a strong innovation platform with sustainable practices across all brands. During the year ended December 31, 2020, the Natura, Avon and Aesop brands had 1,589 products launched under an open innovation model, which involves a network of 475 partners and 587 scientists (including 48 doctorates and 182 masters). We are proud of our partnership with 46 start-up companies that are making significant investments in innovation and e-commerce, having tested 161 of their products in 2020. We have filed 1,913 patents since 1992 and been responsible for over 410 publications since 1983.

Natura

We believe that innovation is an important driver of Natura’s growth, supporting the pace of the business and attracting consumers to our Natura-brand. During the year ended December 31, 2020, Natura Cosméticos launched more than 211 products and reported an innovation index of 67.1% related to Natura. In comparison, Natura Cosméticos launched 330 products in 2019 and 233 products in 2018, and reported an innovation index of 58.4% and 64.6% in 2019 and 2018, respectively, related to Natura. In addition, Natura Cosméticos has plans to continue regularly launching new products in line with market trends and evolving customer preferences. Total investment in innovation amounted to 2.1% of net sales in 2020 for the brand.

The table below shows the number of products launched by Natura Cosméticos and its innovation index for the periods indicated related to Natura.

	For the Year Ended December 31,
	2020	2019	2018
Number of products launched(1)	211	330	233
Innovation index(2)	67.1%	58.4%	59.9%

(1)	Information regarding products posted counts only products that represent a new value proposition, including new packaging and formulations. The number considers only Brazil.

(2)	Share of sales of products launched in the last 24 months in the total gross revenue of the last 12 months. The index considers only Brazil.

Avon

Avon’s research and development, or “R&D,” department’s efforts are important to developing new products, including formulating effective beauty treatments relevant to women’s needs, and redesigning or reformulating existing products. As part of our Open Up & Grow Avon strategy and to improve its brand competitiveness, Avon is focusing on developing breakthrough new technology and product innovation to deliver first-to-market products that provide visible consumer benefits and developing a relevant portfolio of innovation which also delivers against the company’s ambitious sustainability goals. R&D also works extensively with third party companies to bring in new ideas, help accelerate development time and deliver against local market trends.

Avon’s global R&D facility is located in Suffern, New York. A team of researchers and technicians play a role in bringing products to market around the world. We believe that relationships with dermatologists and other specialists enhance Avon’s ability to deliver new formulas and ingredients to market. Additionally, Avon has R&D facilities located in Brazil, China, Mexico, the Philippines, Poland, South Africa and the UK.

The amounts incurred on research activities relating to the development of new products and the improvement of existing products by Avon were R$189.8 million in the year ended December 31, 2020. This research included the activities of product research and development and package design and development. Most of these activities were related to the design and development of Beauty products.

The Body Shop

Innovation is a key function of The Body Shop’s research and development team. There are two key approaches to innovation at The Body Shop: (i) there is a dedicated internal team working on building a disruptive innovation pipeline looking at new products and concepts, and (ii) externally there is engagement with suppliers to access global innovation trends. Key suppliers present their latest innovations and concepts on annual basis, some of which are selected for new product launch calendars. In the year ended December 31, 2020, The Body Shop launched 110 new products across several categories, including hair, bath and body, skin care, among others (gifts excluded). In 2019 and 2018, The Body Shop launched 129 and 99 new products, respectively, across several categories, including hair, bath and body, skin care, among others (gifts excluded).

Aesop

We believe that innovation is an important driver of Aesop’s growth, attracting new customers to Aesop and ensuring relevance of the brand to retain Aesop’s existing customers. However, alongside this, we believe Aesop has strong and loyal retention of customers across its core range of 105 formulations (169 products). In the year ended December 31, 2020, Aesop invested AUD5.09 million in research and development (0.9% of Aesop’s net revenue in the period) and nine new concepts (18 SKUs, including three poured candles and eight kits) to the product portfolio across almost all Aesop categories: skin care, body care, fragrance, home and kits. The first quarter of 2020 saw the expansion of Aesop’s premium Skin Care+ offering with the introduction of the Sublime Replenishing Night Masque. The second quarter of 2020 marked the launch of Aesop’s first floral fragrance, Rozu Eau de Parfum and the first of Aesop’s COVID-19 response projects, Matriarch Kit and Resurrection Hand Purifying Duet. During the third quarter of 2020 there was a further expansion in the Body Care category with the launch of Aesop’s first citrus-based and fourth Body Cleanser (Citrus Mélange Body Cleanser) and Geranium Leaf Rinse-Free Hand Wash (another COVID-19 response project). The fourth quarter of 2020 saw Aesop’s first foray into poured candles with the launch of three Aromatique Candles (Ptolemy, Aganice and Callippus) in October 2020, followed by Cedar & Citrus Lip Salve launch, Marrakech Intense Eau de Parfum and finally, five seasonal gift kits in November. In 2019 and 2018, R&D investment was AUD4.24 million and AUD4.05 million, respectively (0.9% and 1.1% of Aesop’s net revenue in 2019 and 2018, respectively). In addition to product development, sustainability improvement projects are core to Aesop’s work.

During 2020, Aesop continued the roll out of recycled PET plastics across high volume stock keeping units (SKUs) reaching 80.6% of recycled PET volume (as a percentage of total PET volume at Aesop) and launched a circular packaging trial across four SKUs in Adelaide, Australia.

Intellectual Property

Natura &Co’s most important intellectual property comprises the following brands: Natura, The Body Shop, Avon and Aesop. Natura &Co manages its brands to preserve the appeal of our products across broad demographic lines and the association of its brands with innovative products and social and environmental responsibility.

Natura &Co is not dependent on any third-party patents, brands, licenses, concessions, franchisees and royalty contracts that are relevant to the development of its activities, except for the L’Oréal IP license granted to The Body Shop (See “Item 4. Information on the Company—B. Business Overview—Certain Material Agreements”).

Trademarks

The Natura, The Body Shop, Aesop and Avon trademarks are Natura &Co’s most important trademarks:

•	The Natura trademark was considered a highly renowned brand in 2005 by the Brazilian National Institute of Intellectual Property (Instituto Nacional de Propriedade Intelectual), or INPI, meaning that, as a brand, we enjoy significant recognition in all classes of products and services. With this recognition, the Natura trademark benefits from special protection in Brazil. The INPI renewed this recognition in 2010, and subsequently in 2016 for a period of 10 years. In addition to Brazil, the Natura trademark is registered in the following countries and regions, among others: Argentina, Chile, Peru, Mexico, Bolivia, France, the United States and the European Union.

•	The Body Shop trademark is Natura &Co’s most important trademark under The Body Shop brand. This trademark, The Body Shop “Pod Device” logo, and many other products, campaigns and marketing brands are registered worldwide, including in the UK, the European Union, the United States, Canada, Brazil, Australia, China, Hong Kong, South Korea and Japan.

•	The Aesop trademark is Natura &Co’s most important trademark under the Aesop brand. This trademark is registered as both a word mark and/or with Aesop’s distinctive macron across Aesop’s existing markets and planned market entries, including Europe, the United States, Canada, the United Kingdom, Australia, Japan, South Korea and Brazil. Several of Aesop’s more distinctive product names have been registered as trademarks in some of Aesop’s key global markets.

•	The Avon trademark is Natura &Co’s most important trademark under the Avon brand. The Avon trademark is registered worldwide, including in the United States, Canada, the European Union, the United Kingdom, France, Japan, China and Brazil, where the trademark was considered a highly renowned brand in 2019 by the INPI. With this recognition, the Avon trademark also benefits from special protection in Brazil. Avon’s intellectual property rights, including trademark rights, are subject to an Intellectual Property License Agreement, or the “New Avon IPLA,” by which Avon has licensed all intellectual property rights used in its North America business as of March 1, 2016 to New Avon Company (formerly New Avon, a privately held company majority owned and managed by Cerberus NA Investor LLC, an affiliate of Cerberus), now a subsidiary of LG Household & Healthcare, on an exclusive basis with respect to the sale of beauty, wellness, fashion, and home products in the North America region, including the United States of America (including its possessions and territories), Canada, and most Caribbean countries with the exception of the Dominican Republic. Certain of Avon’s Japan and Korea trademarks and domain names are also subject to a non-exclusive, royalty-bearing Trademark License Agreement between Avon and FMG & Mission Co., Ltd (Japan) (formerly Avon Products Company Ltd. (Japan)) dated December 18, 2017.

As of December 31, 2020, Natura &Co had 865 trademarks registered and 79 trademark registration requests pending in Brazil, and 21,851 trademarks registered and 1,688 trademark registration requests pending outside of Brazil.

As of December 31, 2019, Natura &Co had 582 trademarks registered and 76 trademark registration requests pending in Brazil, and 5,172 trademarks registered and 816 trademark registration requests pending outside Brazil. As of December 31, 2018, Natura &Co had 458 trademarks registered and 111 trademark registration requests pending in Brazil and 4,609 trademarks registered and 1,090 trademark registration requests pending outside Brazil.

Registration and Renewal

In Brazil, registration of a brand with the INPI grants the brand owner the exclusive right to use the brand throughout Brazil for an initial 10-year period, which may be extended by successive 10-year periods. During the registration process, the applicant has the right to the use of the relevant brands for identification of its products or services.

Trademarks registered in other countries are subject to the legislation of the relevant jurisdiction. Natura &Co uses a computerized system to monitor trademark expirations and to manage its portfolio.

Patents

As of December 31, 2020, Natura &Co had 874 patents granted and 247 patent registration requests pending worldwide. As of December 31, 2019, Natura &Co had 85 patents granted and 224 patent registration requests pending worldwide, whereas as of December 31, 2018 Natura &Co had 96 patents granted and 278 patent registration requests pending worldwide.

Natura &Co’s patents mainly protect the technologies applied in its skin care, makeup, personal care, fragrance, and hair care products as well as innovative package design.

Industrial Designs

As of December 31, 2020, Natura &Co had 213 industrial designs registered and 16 industrial design registration requests pending worldwide. As of December 31, 2019, Natura &Co had 97 industrial designs registered and 29 industrial design registration requests pending worldwide, whereas as of December 31, 2018 Natura &Co had 147 industrial designs registered and 26 industrial design registration requests pending worldwide. The majority of these industrial designs are related to fragrance bottles, containers in general and the packaging of makeup products.

Domain Names

Natura &Co and its subsidiaries are the holders of certain domain names in Brazil and abroad, including “natura.net,” “thebodyshop.com,” “aesop.com,” and “avonworldwide.com.” Avon also owns “avon.com” subject to an exclusivity granted to New Avon Company with respect to the marketing and sale of products in the North America region.

The information contained on Natura &Co’s website, any website mentioned in this annual report, or any website directly or indirectly linked to these websites, is not part of and is not incorporated by reference in this annual report, and investors should not rely on such information.

Insurance

Natura &Co maintains insurance coverage for the principal risks related to our operation and required by law. Our coverage primarily relates to our facilities and equipment for loss and replacement, natural disaster and business interruption. We also have a domestic and international cargo insurance policy and vehicle fleet, for example. Additionally, we carry insurance for civil general liabilities and responsibility for directors and executives, under our global directors and officers insurance program.

We are currently conducting a review of the cyber risk insurance market and considering extending Natura Cosméticos’s cyber insurance policy to the whole Natura &Co group.

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

Risks Identification, Classification and Mitigation Resources

Our risk management policy aims to protect our value against uncertainty regarding potential losses and increase this value by maximizing opportunities. Therefore, we establish principles, concepts, guidance and responsibility in the risk management process. Through our Risk Management Policy, risks are managed through a system composed of (i) each area of our business, directly responsible for the risks they manage, acting as a first line of defense; (ii) control structures, acting as a second line of defense, which aid management in the first line of defense to correctly manage risks; and (iii) the internal audit team, acting as a third line of defense, with an independent look to verify the efficacy of the models used.

Our risk management policy applies to every entity and function within our group, and in all regions in which we operate. Our risk management policy was prepared in accordance with the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission, or “COSO.”

We seek protection against risks inherent to our activities and that could possibly impact the reach of our strategic objectives, as per an evaluation conducted in line with the corporate risk management policy.

We seek to mitigate our risks through a structured process that encompasses (i) analyses captured when formulating strategic decisions of internal and external factors; (ii) identifying factors that could impact the reach of our business goals; (iii) passing judgment on the level of exposure to these impacts and probabilities of risks based on set criteria; (iv) identifying controls and management practices related to such risks; (v) defining the treatment to be given to such risks, including taking out and managing insurance policies; (vi) creating and maintaining ongoing procedures to supply, share and obtain information, as well as training and discussions that contribute to the evolution of risk management practices; and (vii) monitoring of such risks and the efficacy of the treatments administered to reduce or mitigate them.

Both the risk scenarios and risk matrices are updated and revised annually, depending on our strategic decisions and changes in the business. The internal controls are also reviewed annually and their efficiency is evaluated through test cycles. These analyses and revisions are monitored by the board of executive officers and by the committees that assist the board of directors.

Given the breadth and complexity of our operations, we understand that the risks and mechanisms we implement to mitigate and control such risks can vary and include, but are not limited to, those listed below. The principal risks against which we seek to protect ourselves from are divided into four major classes: strategic risks, operational risks, regulatory risks and financial risks.

Organizational Structure

We have an internal control and a risk management function that reports to our chief financial officer. This function is responsible for supporting our overall strategy, identify and monitor the main risk scenarios, support and oversight group-wide risk management processes and guidelines to be operated by all businesses, oversight and assess internal control and support alignment across the organization, conduct Sarbanes-Oxley program across all entities and alignments with external auditors, promote the partnership with compliance function and oversight insurance management across businesses.

Aside from the internal controls and risk management function, we also have a defined governance structure, including:

•	Board of Directors. The board of directors is responsible for defining our risk management practices in accordance with our corporate purpose, values and principles; establishing levels of risk exposure consistent with our short-, medium- and long-term corporate objectives; reviewing and approving our risk management strategy, including our risk management policy; monitoring critical functions, including strategy, risks, controls, compliance, incentives and human resources; and periodically reviewing our risk management policy.

•	Audit, Risk Management and Finance Committee. The Audit, Risk Management and Finance Committee is responsible for, among other things, overseeing the suitability of our risk management and internal controls systems in accordance with the instructions of our board of directors.

•	Executive Leadership. Our executive leadership is responsible for, among other things, submitting general risk management directives and exposure limits to our Audit, Risk Management Committee for approval.

•	Chief Executive Officer of the Group. The Chief Executive Officer of the Group is responsible for, among other things, promoting the integration of risk management with our strategic planning process.

•	Internal Audit Function. The internal audit department is responsible for conducting internal audit, as part of our internal review processes and investigating any irregularities.

•	Internal Controls and Risk Management Function. Our internal controls and risk management function is responsible for developing and applying our risk management strategy and methodology, keeping the risk management policy and other complementary documentation up-to-date, disseminating our risk management culture, assisting our business areas with the identification, analysis and assessment of risks and related responses, monitoring our exposure levels, reporting to our executive leadership and Audit, Risk Management and Finance Committee the levels of potential exposure of key business risks and monitoring the implementation of action plans.

•	Compliance Function. Our compliance function is responsible for providing guidance and conducting compliance reviews, including reports of corruption received throughout the hotline, which are also available to our suppliers, partners, clients and consumers.

•	Risk Owners. Risk owners are responsible for, among other things, identifying, evaluating, mitigating and monitoring the risks in the business units for which they are responsible based on criteria established for the group as a whole.

In addition, the management of market risks is conducted by our treasury function, which approves all investment and borrowing operations conducted by our subsidiaries and monitors compliance with the leverage ratios established in the financial covenants to which we are bound.

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

Our management, with the participation of our principal executive and principal financial officers, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the Exchange Act under Rules 13a-15(e)) as of the end of the period covered by this annual report. In this context, “disclosure controls and procedures” means controls and procedures of a company that are designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Due to the cyber incident at Avon in June 2020 (see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in Which We Operate—Our subsidiary Avon was the target of a cybersecurity incident which disrupted its systems” and “Item 4. Information on the Company—B. Business Overview—Internal Compliance and Risk Management—Internal Controls and Deficiencies”), we concluded that Avon’s controls related to IT environment had not been designed and/or operated effectively to prevent access and changes the IT systems supporting financial information processing. Although we had no indication that the accuracy and completeness of any financial information was impacted as a result of the incident, and Avon performed extensive procedures immediately after discovering the incident to validate such accuracy and completeness, we believe that, if the incident had gone differently, it could have potentially resulted in a material impact to its financial statements, which led to the conclusion that the magnitude of these control deficiencies represented a material weakness in Avon’s IT general controls.

To remediate the material weakness, Avon strengthened procedures and controls with the support of external cyber security and IT general controls specialists and accelerated investments in IT infrastructure to strengthen cyber security controls. Based on testing performed by management, the implemented controls are designed and operating effectively, and the material weakness has been remediated as of December 31, 2020.

In addition, as of December 31, 2019, our former independent registered public accounting firm reported evidence of internal control deficiencies, which were considered a material weakness in our internal controls over financial reporting. The material weakness identified was that we did not appropriately design and maintain effective controls related to the interpretation and application of complex accounting matters, specifically on certain significant unusual transactions, which resulted in a material weakness. The control deficiencies did not allow management to identify a material error in the interpretation and application of accounting of accruals for bank fees, which was corrected by management in the consolidated financial statements as of and for the year ended December 31, 2019. In 2020, we adopted and implemented a remediation plan to address the control deficiencies described above, which included the following action steps: (i) enhancement of the controls over management’s review and approval of complex nonrecurring accounting issues; (ii) enhancement of the controls around the consolidation procedures; (iii) preparation of an accounting manual to ensure consistency in the application of accounting policies within the group; (iv) establishing an ongoing technical training program for the individuals who have financial reporting responsibilities; and (v) reassessment of the accounting department structure in relation to size and responsibilities to ensure it includes adequate technical resources as well as team members. As a result, these control deficiencies were remediated as of December 31, 2020.

We are committed to maintaining strict internal controls and recognize that an environment with effective controls generates transparency and security for our stakeholders. However, there can be no assurance that our remediation efforts will continue to be successful. See “Item 15. Controls and Procedures—A. Disclosure Controls and Procedures,” “Item 15. Controls and Procedures—B. Management’s Annual Report on Internal Control over Financial Reporting” and “Item 15. Controls and Procedures—C. Attestation Report of the Registered Public Accounting Firm.”

Changes in Internal Control over Financial Reporting

See “Item 15. Controls and Procedures—D. Changes in internal controls over financial reporting.”

Government Regulation

We and our products are subject to regulation by various federal, state and local regulatory authorities in the countries in which our products are produced or sold. Such regulations principally relate to the ingredients, labeling, manufacturing, packaging, advertising and marketing and sales and distribution of our products. We are also subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, as well as other countries’ anti-corruption and anti-bribery regimes, such as the UK Bribery Act.

We are subject to numerous foreign, federal, provincial, state, municipal and local environmental, health and safety laws and regulations relating to, among other matters, safe working conditions, product stewardship and environmental protection, including those relating to emissions to the air, discharges to land and surface waters, generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste materials, and the registration and evaluation of chemicals. We maintain policies and procedures to monitor and control environmental, health and safety risks, and to monitor compliance with applicable environmental, health and safety requirements. Compliance with such laws and regulations pertaining to the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had a material effect upon our capital expenditures, earnings or competitive position. However, environmental and social responsibility laws and regulations have tended to become increasingly stringent and, to the extent regulatory changes occur in the future, they could result in, among other things, increased costs and risks of non-compliance for us.

Legal Status of Our Consultants and Business Leader Sales Consultants

Our consultants and business leader sales consultants are independent entrepreneurs with whom we maintain commercial relationships that entitle them to resell our products on a nonexclusive basis at their own expense and risk. Consultants do not receive any kind of compensation from us, while business leader sales consultants receive compensation according to the product purchases made by the consultants they advise. In addition, there is no subordination in our relationship with our consultants or with our business leader sales consultants, a characteristic that would have to exist in order for there to be an employment relationship. Rather, our consultants and business leaders enjoy great flexibility in the way they resell our products and conduct their activities and are not accountable to us for any aspect of their business.

As of December 31, 2020, Natura Cosméticos was party to 605 labor lawsuits filed by former business leader sales consultants and/or consultants’ advisors (which were similar figures that preceded the business leaders) seeking the recognition of their alleged employee status. In most of these cases, Natura Cosméticos obtained judgments confirming that the business leader sales consultants and/or consultants’ advisors do not have an employment relationship with the company.

Any regulatory change requiring the establishment of an employee relationship with our consultants or with our business leader sales consultants, or numerous adverse decisions finding that an employee relationship exists, would result in contributions and incremental costs so substantial that we would have to restructure our operations.

C.	Organizational Structure

The following chart shows our current corporate structure:

A list of our direct and indirect subsidiaries is included as Exhibit 8.1 to this annual report.

D.	Property, Plant and Equipment

Properties

Below is a description of our principal property, plant and equipment. See also note 16 to our audited consolidated financial statements included elsewhere in this annual report.

Natura, Avon, The Body Shop and Aesop

Natura has distribution centers in the cities of Matias Barbosa (Minas Gerais), Uberlândia (Minas Gerais), Jaboatão dos Guararapes (Pernambuco), Canoas (Rio Grande do Sul), Castanhal (Pará) and Simões Filho (Bahia). In 2012, to ensure the evolution of our business and expansion of our logistics network, we opened a new distribution center in São Paulo with an expanded capacity to drive growth and reduce product delivery times. The São Paulo distribution center was built under a build–to-suit lease agreement, and it includes high-technology equipment and an administrative unit.

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

We also maintain manufacturing and distribution activities in the city of Benevides (state of Pará), in a project called “Ecoparque.” This project concentrates the production of soaps and oils of Natura. Inaugurated in March 2014, Ecoparque has a production capacity of 420 million bars of soap and approximately 50,000 tons of noodles (used as a base to make soaps). The production complex is built on an area of 172 hectares and it is planned that the space will receive companies from various market sectors.

In addition to our facilities in Brazil, we also own or rent facilities outside of Brazil to support our international operations under Natura, The Body Shop and Aesop. As of December 31, 2020, Natura had five distribution centers located in Argentina, Chile, Peru, Colombia and Mexico.

Since all of The Body Shop-branded products are manufactured by third parties, we do not own any factories producing The Body Shop-branded products. As of December 31, 2020, we had 34 third-party manufacturers, compared to 51 third-party manufacturers as of December 31, 2019. In addition, we use 11 warehouses, nine of which are third parties (Germany, Canada, Mexico, Singapore, Hong Kong, Australia, Japan, Chile and Brazil) and two of which are owned (UK and the United States), to aid our distribution process.

With respect to our operations under the Aesop brand, we do not own an industrial unit to manufacture Aesop-branded products. Therefore, 100% of its products are manufactured by third parties. Currently, Aesop has six main third-party manufacturers. For its distribution process, Aesop has nine third-party warehouses, a centralized hub in Melbourne and eight regional distribution centers located in, United States (supplying the United States and Canada), the Netherlands (supplying Europe), Hong Kong (supplying Hong Kong, Macau), Taiwan, Singapore, South Korea, Japan and Brazil.

Since January 2017, Avon’s principal executive offices are located at Chiswick Park in London, UK, to be in a closer proximity to many of Avon’s commercial markets. All the floors of Avon’s previous principal executive office location at 777 Third Avenue, New York, New York have been subleased. In addition, other principal properties measuring 50,000 square feet or more include four manufacturing facilities, thirteen distribution centers and five administrative offices for Avon International and three manufacturing facilities, ten distribution centers and one administrative office for Avon Latin America.

Production Capacity and Expansion Potential

Natura Cosméticos’ facility in Cajamar was designed to facilitate its expansion as operations grow, creating greater economies of scale in the physical plant. Natura Cosméticos’ Ecoparque facility was designed to be an industrial park with a strong sustainability concept, based on concepts of sustainable chains, fostering symbiosis between the different companies that operate in this industrial area, in addition to contributing to the development of local communities, involving 5,025 families that supply biodiversity ingredients, of which 77% live in the Amazon region. In the year ended December 31, 2020, 487.7 million units were produced in Cajamar, compared to 386 million in 2019 and 412.3 million in 2018. Ecoparque produced 95.4 units in 2020, compared to 83 million in 2019 and 79 million in 2018.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements for the years ended December 31, 2020, 2019 and 2018 and the related notes thereto, and with the financial information presented under the section entitled “Item 3. Key Information—A. Selected Financial Data” included elsewhere in this annual report. The preparation of the consolidated financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods presented and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated as a result of various factors that affect our business, including, among others, those mentioned in the sections “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors,” and other factors discussed elsewhere in this annual report. Our consolidated financial statements for the years ended December 31, 2020,

2019 and 2018, prepared in accordance with IFRS as issued by the IASB and the report of our independent registered public accounting firm are included in “Item 18. Financial Statements.”

The information presented in this section for the periods ending prior to January 1, 2020 does not reflect our acquisition of Avon, which closed on January 3, 2020. Accordingly, the comparability of our financial information for periods starting on or after January 1, 2020 with periods ending prior to January 1, 2020 is limited.

A.	Operating Results

Presentation of the Consolidated Financial Statements

The discussion in this section is based on our audited consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, using the predecessor method of accounting, and the related notes thereto, which are included in this annual report, as prepared under IFRS as issued by the IASB.

The Transaction and Items Affecting Comparability

Avon Products, Natura Cosméticos, Natura &Co Holding and the Merger Subs entered into an Agreement and Plan of Mergers, dated May 22, 2019, as amended on October 3, 2019 and November 5, 2019, or the Merger Agreement, pursuant to which (i) Natura &Co Holding, after the completion of certain restructuring steps, held all issued and outstanding shares of Natura Cosméticos, (ii) Merger Sub II merged with and into Avon, with Avon surviving the merger, and (iii) Merger Sub I merged with and into Natura &Co Holding, with Natura &Co Holding surviving the merger, and as a result of which each of Avon and Natura Cosméticos became a wholly owned direct subsidiary of Natura &Co Holding.

The Transaction was consummated on January 3, 2020. Accordingly, our results of operations and financial condition for the historical periods discussed in this section prior to the Transaction do not reflect or include the results of operations or any assets or liabilities of Avon as well as certain critical accounting policies and estimates related to goodwill, intangible assets and purchase accounting related to the Transaction. We began consolidating Avon and its subsidiaries as from January 3, 2020, and, accordingly, our results of operations and financial condition of and for the year ended December 31, 2020 and future periods may not necessarily be comparable to our results of operations and financial condition for historical periods prior to the Transaction, including those discussed below.

Segment Information

Prior to the January 2020 announcement of our acquisition of Avon, our chief executive officer, who was our chief operating decision-maker at the time, managed our operations based on five reportable segments: Natura Brasil, Natura Latam, The Body Shop, Aesop and others.

During the first quarter of 2020, and as a result of the acquisition of Avon, we began to manage our operations based on the following four reportable segments:

•	Natura &Co LATAM: This segment includes all operations under our Natura, Avon, Aesop and The Body Shop brands located in Brazil and Latin America, which account for a significant portion of our operating revenues;

•	Avon International: Starting in January 2020, following our acquisition of Avon, this segment includes all operations under our Avon brand, except those located in Brazil and Latin America, and has sales operations in 40 countries and territories, and distribution in 22 other countries and territories, as of December 31, 2020;

•	The Body Shop International: This segment includes all operations under our The Body Shop brand, except those located in Brazil and Latin America, present in 75 countries, as of December 31, 2020; and

•	Aesop International: This segment includes all operations under our Aesop brand, except those located in Brazil and Latin America, and has a direct presence in 22 countries and three countries through distributors as of December 31, 2020, largely in Asia.

Previously reported segment information has been recast throughout “Item 5. Operating and Financial Review and Prospects” as applicable, for all periods presented to reflect the changes in the reportable segments. Please refer to note 25, “Segment Information,” to our audited consolidated financial statements included elsewhere in this annual report for more information.

See “Presentation of Financial and Certain Other Information—Financial Statements” and “Presentation of Financial and Certain Other Information—The Transaction.”

Critical Accounting Policies and Estimates

The preparation of our financial condition and results of operations in accordance with IFRS requires the use of certain critical accounting estimates and the exercise of judgment regarding matters that are inherently uncertain and that impact the reported value of our assets and liabilities.

The accounting estimates and underlying assumptions are assessed on an ongoing basis and are based on historical experience and other factors that are considered to be relevant to the circumstances. Our actual results may differ from those estimates.

In order to provide an understanding of how we apply our judgments and estimates about certain future events, including the assumptions underlying our estimates, and the sensitivity of those judgments to different variables and conditions, we describe below our critical accounting policies:

Deferred Income Tax, Social Contribution and Other Taxes

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that future taxable profits will be available against which the losses can be used. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based on the probable term and level of future taxable profits, together with future tax planning strategies and other sources of income.

We had reportable tax losses of R$13,369.2 million in the year ended December 31, 2020, compared to R$880.5 million in the year ended December 31, 2019. These losses relate to subsidiaries that have a history of losses, do not expire and cannot be used to offset taxable income in other subsidiaries. The subsidiaries have no taxable temporary differences or tax planning opportunities available that can partially support the recognition of these losses as deferred tax assets. Based on this, we determined that we cannot recognize these deferred tax assets.

Provisions for Tax, Civil and Labor Risks

We and our subsidiaries are parties to several legal and administrative proceedings. Provisions are recorded for tax, civil and labor risks for which the chance of loss is reliably assessed to be probable, except for those related to the business combination. The assessment of the chance of loss includes an assessment of the available evidence, applicable laws, the available case law, the most recent court decisions and their relevance in the legal system, as well as the assessment of legal counsel. For additional information on the provisions we recorded as of December 31, 2020, see “Item 8. Financial Information—A. Consolidated statements and other financial information—Legal Proceedings.”

Post-Employment Healthcare Plan

The cost of our post-employment healthcare plan is determined through actuarial assessments. An actuarial valuation involves several assumptions that may differ from actual developments in the future. These assessments are based on a series of financial and demographic assumptions, such as discount rate, medical inflation and percentage of adherence to the plan. Due to the complexity of the assessments and their long-term nature, the definition of the amounts of our obligations under the post-employment healthcare plan is highly sensitive to changes in these assumptions, which are reviewed at each balance sheet date.

Stock Option Plan, Restricted Share Plan and Strategy Acceleration Program

Estimating the fair value for share-based payment transactions requires determining the appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determining and making assumptions about the appropriate data for the valuation model, including the expected life of stock options or rights on the valuation, volatility and dividend yield.

Awards granted under the stock option plan, the restricted stock plan and the strategy acceleration program are measured at fair value on the grant date and the expense is recognized in the income statement during the acquisition period and in “additional paid-in capital” in shareholders’ equity. On the balance sheet dates, management reviews the estimates regarding the number of stock options and restricted stock and, when applicable, recognizes the effect of this review on the result for the year against shareholders’ equity.

Impairment of Non-Financial Assets

Impairment loss exists when the carrying amount of an asset or cash-generating units, or “CGU,” exceeds its recoverable amount, which is the higher of fair value less costs to sell and value in use. The calculation of fair value less costs to sell is based on information available on sales transactions for similar assets or market prices less additional costs to dispose of the asset.

The value in use is calculated based on the discounted cash flow model. Cash flows are derived from a budget prepared for the next three to five years, according to the operating segment, and their projections take into account market expectations for operations, investment estimates and working capital, in addition to other economic factors. The value in use is sensitive to the discount rate used in the discounted cash flow method, as well as to the growth and perpetuity rate used for extrapolation purposes.

Provision for trade receivable expected credit losses

The provision for expected credit losses on trade receivables from customers is estimated based on the weighted loss risk of each aging group. The characteristics of our trade receivables are:

•	immaterial financial component;

•	non-complex receivables portfolio; and

•	low credit risk.

For accounts receivable, we apply the simplified approach in calculating expected credit losses, or “ECL,” based on expected credit losses at each reporting date. The provision is determined based on (i) the historical experience of credit losses of each of the subsidiaries, observed in each group of the accounts receivable aging list, and (ii) adjustments for specific prospective factors for defaulters and the economic environment. An estimated range is used based on the weighted average of losses over the past 12 months. The calculation also considers the length of time of the relationship of the independent beauty consultant and a division between renegotiated and non-renegotiated overdue trade receivable.

Provision for losses on inventories

The provision for inventory losses is estimated using a methodology to contemplate discontinued products, products with slow turnover, products expired and nearing expiration and products that do not meet quality standards.

Leases – Estimating the incremental borrowing rate

We cannot immediately determine the interest rate implicit in the lease, therefore, we use our incremental rate on loan, or “IBR,” to measure the lease liabilities. IBR is the interest rate that we would have to pay to take out a loan, in a similar period and with a similar guarantee, the resources necessary to obtain an asset of a value similar to the right-of-use asset in a similar economic environment. IBR, therefore, reflects what we “would have to pay”, which requires an estimate when there are no observable rates available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency).

We estimate IBR using observable data (such as market interest rates) when available and we are required to make certain specific estimates.

Measurement at Fair Value of Financial Instruments

When the fair value of financial assets and liabilities recorded on the balance sheet cannot be measured based on prices quoted in active markets, the fair value is measured based on valuation techniques, including the discounted cash flow model. The inputs considered in these models are obtained from observable markets, when possible. In situations where these inputs cannot be obtained from observable markets, a degree of judgment is necessary to establish the respective fair values. Associated judgments include assessment of liquidity risk, credit risk and volatility. Changes in the assumptions related to these factors could affect the fair value of financial instruments.

Business Combination

Business combinations are accounted for using the acquisition method, which involves the valuation of assets acquired and liabilities assumed at the respective fair values. This assessment involves the use of estimates and assumptions that include significant judgments by us, including those applied in the measurement of brand assets, sales representatives and developed technology, as well as lease liabilities (adjustments to reflect favorable lease conditions in relation to market terms) and measurement and recognition of contingent liabilities. For further information, see note 3.4 to our consolidated financial statements for the year ended period ended December 31, 2020.

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

We adopted IFRS 15 as of January 1, 2018 using the cumulative effect method. This adoption resulted in a recognition of deferred revenue related to our loyalty program (points campaign) and performance recognition of programs and events, as well as a reclassification of penalties and additional charges for late payments from operating expenses to net revenue, which were considered variable. These effects positively impacted our net revenue, negatively impacted our operating expenses and positively impacted our financial results in the amount of R$171.4 million, R$177.8 million and R$6.5 million, respectively, in the fiscal year ended December 31, 2018.

IFRS 9 – Financial Instruments

IFRS 9 relates to the classification and measurement of financial instruments. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and this approach replaces the previous requirements of IAS 39. The approach in IFRS 9 is based on how an entity manages its financial assets (i.e., its business model) and the contractual cash flow characteristics of those financial assets. IFRS 9 also amends the impairment criteria by introducing a new expected credit losses model for calculating impairment on financial assets and commitments to extend credit. Further, IFRS 9 includes new hedge accounting requirements that align hedge accounting more closely with risk management. These new requirements do not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness but do allow for more hedging strategies to be used for risk management to qualify for hedge accounting and for more judgment by management in assessing the effectiveness of those hedging relationships. Extended disclosures with respect to risk management activity for those choosing to apply the new hedge accounting requirements will also be required under the new standard.

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

IAS 29 – Financial Reporting in Hyperinflationary Economies

Additionally, starting from July 2018, Argentina has been considered a hyperinflationary economy. We have a subsidiary based in Argentina and, consequently, are subject to by IAS 29 – Financial Reporting in Hyperinflationary Economies. The non-monetary assets and liabilities, the shareholders’ equity items and the income statement of our subsidiary Natura Cosméticos S.A. – Argentina, or “Natura Argentina,” the functional currency of which is the Argentinian Peso, are being adjusted so that their values are in the monetary unit of measurement on the final date of the period, which considers the effects measured by the consumer price index, or “IPC,” of Argentina as from January 1, 2017, and the internal index of wholesale prices, or “IPIM,” of Argentina until December 31, 2016. Consequently, as required by IAS 29, the results of transactions of our subsidiary Natura Argentina must be reported as if they were highly inflationary as from January 1, 2018 (the beginning of the fiscal year in which the hyperinflation was identified).

In addition, non-monetary items and income statement balances were restated to reflect the terms of the measuring unit current at the end of the reporting exercise. The balances were calculated by applying the changes on the index from the initial recognition date to the reporting date.

The translation of the balance sheets into Brazilian reais, were based on the closing rate of the reporting period.

For further information, see note 3.2.3 to our audited consolidated financial statements included elsewhere in this annual report.

New Standards, Interpretations and Amendments Adopted in 2019

IFRS 16 – Leases

The IASB issued IFRS 16 to replace IAS 17 “Leases.” This standard introduces a single-lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures by lessors.

We adopted IFRS 16 from its effective date on January 1, 2019. For lease agreements meeting the IFRS 16 recognition criteria, we recognized rights-of-use assets and lease liabilities of R$1,949.7 million, as of January 1, 2019, using the modified retrospective transition method. For further information, see note 3.29 to our audited consolidated financial statements included elsewhere in this annual report.

IFRIC 23 – Uncertainty over Income Tax Treatments

IFRIC 23 clarifies how the recognition and measurement requirements of IAS 12 – Income taxes, are applied when there is uncertainty over income tax treatments. In this situation, we recognize and measure our current or deferred tax assets or liabilities by applying IAS 12 based on our taxable profit or loss, the tax bases of assets and liabilities, unused tax losses and credits and tax rates. This interpretation became effective for annual periods beginning on January 1, 2019 and did not have a significant impact on our financial statements.

New standards and interpretations issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s and its subsidiaries financial statements are disclosed below, except for those which, in management’s assessment, have no potential effect on the financial statements. We intend to adopt these standards, if applicable, when they become effective.

Amendments to IAS 1: Classification of liabilities as current or non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 – Presentation of Financial Statements to specify the requirements for classifying liabilities as current or non-current. The amendments clarify: (i) what is meant by a right to defer settlement; (ii) that a right to defer must exist at the end of the reporting period; (iii) that classification is unaffected by the likelihood that an entity will exercise its deferral right; and (iv) that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The amendments are effective for annual reporting periods beginning after January 1, 2023 and must be applied retrospectively. We are currently assessing the impact the amendments will have.

3.28.2       Reference to the Conceptual Framework, amendments to IFRS 3

In May 2020, the IASB issued amendments to IFRS 3 – Business Combinations, “Business Combinations – Reference to the Conceptual Framework.” The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements.

The IASB also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential “day 2” gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21 – Levies, if incurred separately.

At the same time, the IASB decided to clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Framework for the Preparation and Presentation of Financial Statements.

The amendments are effective for annual reporting periods beginning after January 1, 2022 and, although not having any current impact on us, they may be applicable to new business combinations in the future.

IFRS 9, Financial Instruments – Fees in the “10 per cent” test for derecognition of financial liabilities

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendment to IFRS 9. The amendment clarifies the fees that an entity must include when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022. We will apply the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which it first applies the amendments. The amendments are not expected to have a material impact on us but may be applicable to changes and/or derecognition of liabilities in the future.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, Reference interest rate reform (Phase 2)

In 2020, the IASB completed the second phase of the review process for IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, in response to the reform of the interest rate reference index (started in phase 1, as disclosed in note 3.29.2 to our audited consolidated financial statements included elsewhere in this annual report). The changes address the possible effects that may arise from changes in contractual cash flows or hedge relationships when replacing the interest rate reference index by the entity as well as additional disclosure requirements relating to the effect of the interest rate benchmark reform on the entity’s financial instruments and risk management strategy, including the nature and extent of risks to which the entity is exposed and how the entity manages these risks and the entity’s progress in completing the transition to an alternative benchmark rates.

Considering the extinction of LIBOR over the next few years, we are evaluating their contracts with clauses that envisage the discontinuation of the interest rate. Most debt contracts linked to LIBOR have some clause to replace this rate with a reference index or equivalent interest rate and, for contracts that do not have a specific clause, a renegotiation will be carried out between the parties. Derivative contracts linked to LIBOR provide for a negotiation between the parties to define a new rate or an equivalent rate will be provided by the calculation agent.

It is important to note that the clauses for changing the indexes of our debt contracts indexed to LIBOR, establish that any replacement of the indexation rate in the contracts can only be evaluated in two circumstances (i) after communication of an official government entity with formalization of the extinction and exchange of the contract's effective rate, and this communication must define the exact date on which LIBOR will be extinguished and/or, (ii) syndicated operations begin to be executed at a rate indexed to Secured Overnight

Financing Rate, or “SOFR.” Therefore, the negotiation of debt contracts and their related derivatives will start after these events.

We identified all of our contracts subject to LIBOR reform that have not yet been subject to the transition to an alternative reference rate and as of December 31, 2020, totaling R$761.1 million under loan and financing contracts still awaiting the official extinction of LIBOR to be renegotiated.

We understand that it will not be necessary to change the risk management strategy due to the change in the indexes of financial contracts linked to LIBOR. We believe it is reasonable to assume that the negotiation of the indexes of its contracts, when the official trigger allows, will move towards the replacement of LIBOR by SOFR, as the available information indicates that SOFR will be the new interest rate adopted by the capital market. Based on the information available to date, we do not expect to experience a significant impact on our debts and derivatives linked to LIBOR.

New Standards, Interpretations and Amendments Adopted in 2020

Amendments to IFRS 3: Definition of a Business

The amendment to IFRS 3 clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. Furthermore, it clarified that a business can exist without including all of the inputs and processes needed to create outputs. These amendments did not have impact on our consolidated financial statements but may impact future periods should we enter into any business combinations.

Amendments to IFRS 7, IFRS 9 and IAS 39: Interest Rate Benchmark Reform (Phase 1)

The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments did not have impact on our consolidated financial statements as it does not have any interest rate hedge relationships.

Amendments to IAS 1 and IAS 8: Definition of Material

The amendments provide a new definition of material that states “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments did not have, nor are they expected to have, impacts on our consolidated financial statements.

Conceptual Framework for Financial Reporting Issued on March 29, 2018

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. The revised Conceptual Framework includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These amendments did not have, nor are they expected to have, impacts on our consolidated financial statements.

Amendments to IFRS 16: COVID-19-Related Rent Concessions

On May 28, 2020, the IASB issued COVID-19-Related Rent Concessions – Amendment to IFRS 16 – Leases. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a COVID-19 related rent concession from a lessor is a lease modification. A lessee that so elects shall account for any change in lease payments resulting from the COVID-

19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

The amendment applies to annual reporting periods beginning on or after June 1, 2020. We had an early adoption of the amendments to IFRS 16 and its practical expedient on January 1, 2020, and as a result we recognized a reduction in lease expenses for R$58.7 million in our statement of income for the year ended December 31, 2020.

Principal Factors Affecting Our Results of Operations

Impact of COVID-19

 The COVID-19 pandemic and the actions taken by the governments of the various countries in which we operate have affected and will continue to affect our results of operations. We are closely monitoring the evolution of the COVID-19 pandemic in Brazil and globally, in order to take preventive measures to minimize the spread of the virus, ensure the continuity of operations and safeguard the health and safety of our personnel. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in Which We Operate—Our business, operations and results may be adversely impacted by COVID-19,” and “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Impact of COVID-19.”

Macroeconomic Environment

Our results of operations are dependent, to a large extent, on the level of demand for our products in the countries in which we operate. Demand for our products in those countries is affected by the performance of their respective economies in terms of GDP, as well as prevailing levels of employment, inflation and interest rates. Our results are particularly affected by the economic environment in Brazil and the United Kingdom.

In addition, the ongoing COVID-19 pandemic had a significant effect on demand in 2020 and is expected to continue to have a significant effect on demand in 2021. Business operations across Latin America, Asia, Europe and the United States were and are being affected by factory disruptions and closures, quarantined workers and shortages of components, which have a direct impact on the availability of goods and services. These disruptions to global supply chains impacted businesses generally and weaken demand from consumers, leading to a global economic slowdown in 2020 and 2021. We constantly monitor and assess the evolution of the COVID-19 pandemic in the markets in which we operate, including any restrictive measures imposed by applicable governmental authorities.

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

Brazil is the largest economy in Latin America, as measured by gross domestic product, or GDP. The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the periods indicated.

	For the Year Ended December 31,
	2020	2019	2018
Real growth (contraction) in gross domestic product	(4.1)%	1.1%	1.3%
Inflation (IGP-M)(1)	23.1%	7.3%	7.5%
Inflation (IPCA)(2)	4.5%	4.3%	3.7%
Long-term interest rates—TJLP (average)(3)	4.9%	6.2%	6.7%
CDI interest rate (4)	2.8%	6.0%	6.5%
Period-end exchange rate—reais per U.S.$1.00	R$5.197	4.031	3.875
Average exchange rate—reais per U.S.$1.00(5)	R$5.158	3.946	3.656
Appreciation (depreciation) of the real against the U.S.$ in the period(6)	(28.9)%	(4.0)%	(17.1)%
Unemployment rate(7)	13.9%	11.9%	12.3%

Source: FGV, IBGE, Central Bank and B3.

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.

(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.

(3)	The long-term interest rate (Taxa de Juros de Longo Prazo), or “TJLP,” is the Brazilian long-term interest rate (average of monthly rates for the period).

(4)	The overnight interbank deposit rate (Certificado de Depósito Interbancário), or “CDI,” interest rate is an average of interbank overnight rates in Brazil, average during the corresponding period.

(5)	Average of the exchange rate on each business day of the year.

(6)	Comparing the U.S.$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.

(7)	Average unemployment rate for year as measured by the IBGE.

General economic stability in Brazil, following the onset of the global financial crisis in 2009, allowed the Brazilian Central Bank to continue its policy of reducing interest rates. Due to inflation and other general macroeconomics concerns, the Brazilian Central Bank began increasing interest rates, through the SELIC, a benchmark interest rate, which reached 10.00% at the end of December 31, 2013, 11.75% at the end of December 31, 2014 and 14.25% at the end of December 31, 2015. Following changes in economic and political scenarios, the Brazilian Central Bank started to reduce interest rates since then, with the SELIC reaching 13.75% as of December 31, 2016, 7.00% as of December 31, 2017, 6.50% as of December 31, 2018, 4.50% as of December 31, 2019 and 2.00% as of December 31, 2020. As of the date of this annual report, the SELIC rate was 2.75%.

In addition, various ongoing investigations into allegations of money laundering and corruption conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation known as “Lava Jato,” have negatively impacted the Brazilian economy and political environment.

The recent economic instability in Brazil, the deterioration of the political environment and the ongoing COVID-19 pandemic have all contributed to a decline in market confidence in the Brazilian economy. Unfavorable macroeconomic conditions in Brazil are expected to continue throughout 2021. Brazilian GDP decreased by 4.1% in 2020 but is expected to increase by 3.3% in 2021.

We are not able to fully estimate the impact of global and Brazilian political and macroeconomic developments on our business. Recent economic and political instability has led to a negative perception of the Brazilian economy and increased volatility in the Brazilian securities markets, which also may adversely affect us and our securities. Any continued economic instability and political uncertainty may materially adversely affect our business and the trading prices of any of our securities. Furthermore, uncertainty over whether the Brazilian government will implement reforms may have an adverse effect on our business, results of operations and financial condition.

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

In addition, a significant part of our costs and expenses are incurred in reais and adjusted when our suppliers or service providers increase their prices. In Brazil, our service providers in general use the IPCA index to adjust their prices, while our suppliers use the National Consumer Price Index (Índice Nacional de Preços ao Consumidor), disclosed by IBGE, or INPC, the National Consumer Price Index, disclosed by FGV, or IGP-M, or the variation in the price of certain commodities, in order to adjust their prices according to the inflation. For operations in the United Kingdom, we have experienced low inflation, driven largely by falling oil prices and the strength of the pound sterling keeping down the costs of imports. However, the decrease in the value of the pound sterling since the vote to leave the EU means that imports have become more expensive, and inflation has risen.

Our gross revenue is also indirectly affected by inflation, since in general we transfer part of our cost increases to our consumers through price increases.

Foreign Exchange

We operate globally, with manufacturing and distribution facilities in various countries around the world. The increase or decrease in value of the real against the U.S. dollar and the euro affected and will continue to affect the results of our operations, particularly with regards to: (1) the changes in raw material costs and imported goods or those linked to U.S. dollars; (2) our loans in foreign currency; (3) Natura’s costs of products sold in reais to our companies operating in Argentina, Chile, Peru, Mexico and Colombia; (4) our operations in Australia, Asia, Europe and the United States through Aesop; (5) our operations through The Body Shop brand, primarily related and limited to the translation of financial information to real; and (6) our operations around the world through Avon for which we had net underlying foreign currency exchange rate exposures through the Argentine peso, Brazilian real, British pound, Chilean peso, Colombian peso, the euro, Mexican peso, Peruvian new sol, Philippine peso, Polish zloty, Romanian leu, Russian ruble, South African rand, Turkish lira and Ukrainian hryvnia. Certain of our receivables and financial obligations assumed are denominated in foreign currencies.

We and our subsidiaries are exposed to the foreign exchange rate risk resulting from financial instruments in currencies other than their functional currencies, as well as operating cash flows in foreign currencies. To reduce this exposure, policies were implemented to hedge against foreign exchange risk. These policies set maximum exposure levels with regard to these risks. Our subsidiaries manage such risks as follows:

Natura Cosméticos

The procedures set by these policies include monthly assessments of the consolidated foreign exchange exposure of Natura Cosméticos and its subsidiaries. The results of these assessments are used to inform decisions taken by management.

Natura Cosméticos’s foreign exchange protection policy considers the amounts in foreign currency of the balances to be received and of payables from commitments already assumed and recorded in the financial statements, as well as future cash flows, with an average term of six months, not yet recorded on the balance sheet.

Pursuant to the abovementioned foreign exchange protection policy, Natura Cosméticos and its subsidiaries may enter into derivative transactions to hedge against foreign exchange risk arising from financial instruments denominated in currencies other than their respective functional currencies to limit potential losses from exchange rate variation. In order to do so, Natura Cosméticos and its subsidiaries enter into swaps and nondeliverable forwards.

The Body Shop

Due to its international sales and cost of sales denominated in different currencies, The Body Shop International is exposed to fluctuations of main currencies versus the pound sterling that can impact The Body Shop International’s results. In order to mitigate currency risk, The Body Shop International adopts a conservative approach of hedging, before the year-end, a significant portion of annual foreign exchange exposures for the following year, through forward purchases or sales contracts. Foreign exchange exposure is identified for the following year on the basis of the operating budgets of each subsidiary; however, a material proportion of our foreign exchange exposure is connected to The Body Shop International. These requirements are then reviewed regularly throughout the year in progress. The Body Shop International Limited is the finance company of The Body Shop International and provides working capital intercompany financing to all its subsidiaries in their local currencies. The Body Shop International hedges the foreign exchange risk arising on financing activity using foreign exchange swaps dealt with external financial counterparties.

Avon

Avon has a financial risk management program to reduce the potential negative effects from changes in foreign exchange and may reduce its exposure to fluctuations in fair value or cash flows associated with changes in foreign exchange rates by creating offsetting positions, including through the use of derivative financial instruments. Avon may use foreign currency rate-sensitive instruments to hedge a portion of our existing and forecasted transactions, and it expect that any loss in value for the hedge instruments generally would be offset by changes in the value of the underlying transaction. Avon does not enter into derivative financial instruments for trading or speculative purposes, nor is Avon a party to leveraged derivatives.

Interest Rates

Interest rate risk arises from financial investments and short- and long-term loans and financing. Financial instruments issued at floating rates expose us to cash flow risks associated with the interest rate. Financial instruments issued at pre-fixed rates expose us to fair value risks associated with the interest rate. Our cash flow risk associated with the interest rate arises from investments and short- and long-term loans and financing issued at floating rates. We adopt the policy of maintaining our rates of exposure to asset and liability interest rates pegged to floating rates. Short-term investments are adjusted by the CDI rate whereas borrowings and financing are adjusted based on the TJLP, CDI and fixed rates, according to the contracts made with the related financial institutions, and trading securities with investors in this market.

Other Factors

In addition, our results of operations have been influenced and will continue to be influenced by the following key factors:

•	developments with respect to the COVID-19 pandemic in Brazil and globally (see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in Which We Operate—Our business, operations and results may be adversely impacted by COVID-19,” “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Impact of COVID-19” and “—A. Operating Results—Principal Factors Affecting Our Results of Operations—Impact of COVID-19”);

•	acquisitions, partnerships and corporate restructurings;

•	demand for cosmetics;

•	seasonality;

•	hedging transactions (as discussed under “Item 11. Quantitative and Qualitative Disclosures About Market Risk”);

•	trade barriers in North America, Europe and other markets;

•	the growth rate of GDP in the countries in which we operate, which can impact the demand for our services and, consequently, our distributed volumes and sales;

•	the tax policies adopted by the governments of the countries in which we operate; and

•	cross-border commercial regulations.

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

Unless otherwise indicated, in the discussion that follows, references to 2020, 2019 and 2018 are to the years ended December 31, 2020, 2019 and 2018, respectively.

Overview

The following table shows our key consolidated financial information for the periods indicated.

	As of and for the Year Ended December 31,
	2020	2019	2018
	(in millions of R$, except number of shares and per share amounts)
Shareholders’ equity	27,387.1	3,362.3	2,574.1
Total assets	60,917.6	21,184.5	15,379.5
Net revenue	36,922.0	14,444.7	13,397.4
Net (loss)/ income for the year	(663.6)	155.5	548.5
Number of shares (excluding treasury stock) (1)	1,375,158,636	865,660,042	861,455,004
Book value per share (R$/unit)	R$19.90	R$3.88	R$2.99

(1)	Adjusted to reflect the distribution of bonus shares undertaken on September 17, 2019 which resulted in the issuance of new shares at a ratio of one share per one share outstanding of Natura Cosméticos.

For the fiscal year ended December 31, 2020, 55.6% (63.1% in the year ended December 31, 2019) of our net revenue derived from our LATAM segment, primarily from the sale of products to our consultants. For the fiscal year ended December 31, 2019, 63.1% (63.7% in 2018) of our net revenue derived from our Natura &Co LATAM segment, primarily from the sale of products to our consultants. The number of our consultants and their productivity are the main drivers of our gross operating revenue.

We recorded a net loss of R$663.7 million for the year ended December 31, 2020, compared to a net income of R$155.5 million for the year ended December 31, 2019. The principal factors affecting our net loss for the year ended December 31, 2020 were (i) the consolidation of Avon’s net loss for the year ended December 31, 2020, (ii) acquisition costs related to Avon’s acquisition of R$303.9 million for the year ended December 31, 2020 and (iii) business transformation and integration plan costs of R$256.7 million.

We recorded a net income of R$155.5 million for the fiscal year ended December 31, 2019, compared to a net income of R$548.5 million for the fiscal year ended December 31, 2018. The principal factor affecting our net income for the fiscal year ended December 31, 2019 was the taxes imposed on the formation of Natura &Co Holding as a result of the contribution of Natura Cosméticos shares by the controlling shareholders to Natura &Co Holding, transaction costs related to the Avon acquisition and a higher effective income tax rate.

Results for the Fiscal Year Ended December 31, 2020 Compared to the Fiscal Year Ended December 31, 2019

The following table sets forth our consolidated financial information for the fiscal years ended December 31, 2020 and 2019.

	For the Fiscal Year Ended December 31,
	2020	2019	Variation
	(in millions of R$)
Net revenue	36,922.0	14,444.7	155.6%
Cost of sales	(13,229.7)	(4,033.5)	228.0%
Gross profit	23,692.3	10,411.2	127.6%
Operating Income (Expenses)
Selling, marketing and logistics expenses	(15,702.8)	(6,395.6)	145.5%

Administrative, R&D, IT and project expenses	(5,956.0)	(2,405.6)	147.6%
Impairment losses on trade receivables	(727.7)	(209.5)	247.4%
Other operating income (expenses), net	(516.2)	(49.3)	947.1%
	(22,902.7)	(9,060.0)	152.8%
Operating Income Before Financial Result	789.6	1,351.2	(41.6%)
Financial income	4,738.4	1,955.8	142.3%
Financial expenses	(5,773.8)	(2,795.9)	106.5%
Net financial result	(1,035.4)	(840.1)	(23.2)%
Taxes on formation of the Company	—	(206.6)	(100.0)%
Net income (loss) before income tax and social contribution	(245.8)	304.6	(180.7)%
Income tax and social contribution	(274.7)	(149.1)	84.2%
Net income (loss) from continuing operations	(520.5)	155.5	(434.7)%
Net (loss) from discontinued operations (*)	(143.1)	n.a.	n.m.
Net income (loss) for the year	(663.6)	155.5	(526.8)%

n.m. = not meaningful.

(*)	On December 17, 2015, Avon signed contracts that resulted in the separation of operations in the United States, Canada and Puerto Rico from New Avon. These transactions were closed on March 1, 2016. As of December 31, 2020, contingent liabilities prior to this transaction and related to operations in the United States, Canada, and Puerto Rico are treated as discontinued operations.

Net Revenue

	For the Fiscal Year Ended December 31,
	2020	2019	Variation
Operating segments	(in millions of R$)
Natura &Co LATAM	20,542.3	9,113.9	125.4%
Avon International	9,097.4	n.a.	n.m.
The Body Shop International	5,332.9	4,028.7	32.4%
Aesop International	1,949.3	1,302.2	49.7%
Net revenue	36,922.0	14,444.7	155.6%

n.m. = not meaningful

Our consolidated net revenue increased by 155.6%, to R$36,922.0 million for the year ended December 31, 2020, from R$14,444.7 million for the year ended December 31, 2019, mainly as a result of the acquisition of Avon, completed in January 2020, and improvements in the performance of beauty consultants of Natura &Co LATAM, The Body Shop International and Aesop International.

The following is a discussion of our main segments:

•	Natura &Co LATAM. Natura &Co LATAM’s net revenue increased by 125.4%, to R$ 20,542.3 million for the year ended December 31, 2020, from R$9,113.9 million for the year ended December 31, 2019, primarily due to the acquisition of Avon and the growth of the Natura brand in Latin America, despite the restrictions imposed as a result of the COVID-19 pandemic.

•	Avon International. From the acquisition of Avon on January 3, 2020 through December 31, 2020, Avon International contributed R$9,097.4 million of net revenue, representing 24.6% of our total consolidated net revenue.

•	The Body Shop International. The Body Shop International’s net revenue increased by 32.4%, to R$5,332.9 million for the year ended December 31, 2020, from R$4,028.7 million for the year ended December 31, 2019. This increase is primarily due to an increase in the average exchange rate of the pound sterling into Brazilian reais of 32.2%. The Body Shop International’s revenue in its functional currency, the pound sterling, remained relatively stable, with a decrease of 1.3% in the year ended December 31, 2020 compared to the year ended December 31, 2019. This decrease was due to an increase in the performance of e-commerce, direct selling channels and at-home, which was more than offset by the negative impact of the COVID-19 pandemic.

•	Aesop International. Aesop International’s net revenue increased by 49.7%, to R$1,949.3 million for the year ended December 31, 2020, from R$1,302.2 million for the year ended December 31, 2019. This increase is primarily due to an increase in the average exchange rate of the Australian dollars into

Brazilian reais of 31.5%. Aesop International’s net revenue in its functional currency, the Australian dollar, increased by 13.9% due to an increase in online sales which offset the adverse impact of temporary closures of physical stores during part of 2020 and the lower flow of tourists in the markets where Aesop International operates as a result of restrictions imposed due to the COVID-19 pandemic.

Cost of Sales

The following tables show the components of our cost of sales for the periods indicated:

	For the Fiscal Year Ended December 31,
	2020	2019	Variation
	(in millions of R$)
Raw material for products and packages(1) and resale products(2)	11,222.8	3,457.5	224.6%
Personnel expenses	638.5	293.4	117.6%
Depreciation and amortization	215.4	57.4	275.3%
Other costs(3)	1,153.0	225.2	412.1%
Cost of sales	13,229.7	4,033.5	228.0%

(1)	Particularly plastic, glass, graphics and fragrance bottles.

(2)	Products manufactured by third parties, including soaps, hair products and others.

(3)	“Other costs” include electricity, water, gas, computer services and others.

	For the Fiscal Year Ended December 31,
	2020	2019	Variation
Operating segments	(in millions of R$)
Natura &Co LATAM	8,062.7	2,977.3	170.8%
Avon International	3,822.0	n.a.	n.m.
The Body Shop International	1,157.0	933.6	23.9%
Aesop International	188.0	122.5	53.4%
Cost of sales	13,229.7	4,033.5	228.0%

n.m. = not meaningful

For the year ended December 31, 2020, our cost of sales increased by 228.0%, to R$13,229.7 million for the year ended December 31, 2020, from R$4,033.5 million for the year ended December 31, 2019. Cost of sales represented 35.8% of net revenue for the year ended December 31, 2020 as compared to 27.9% for the year ended December 31, 2019. This increase is primarily due to the consolidation of Avon’s costs in the amount of R$8,298.9 million for the year ended December 31, 2020.

With respect to our main reporting segments:

•	Natura &Co LATAM. For the year ended December 31, 2020, Natura &Co LATAM’s cost of sales accounted for 60.9% of our total consolidated cost of sales. Natura &Co LATAM’s cost of sales increased by 170.8% to R$8,062.7 million for the year ended December 31, 2020, from R$2,977.3 million for the year ended December 31, 2019. Natura &Co LATAM’s cost of sales represented 39.2% and 32.7% of Natura &Co LATAM’s net revenue, for the years ended December 31, 2020 and 2019, respectively. The increase in costs of sale is mainly due to the acquisition of Avon.

•	Avon International. For the year ended December 31, 2020, Avon International’s cost of sales of R$3,822.0 million accounted for 28.9% of our total consolidated cost of sales. For the year ended December 31, 2020, Avon International’s cost of sales represented 42.0% of Avon International’s net revenue.

•	The Body Shop International. For the year ended December 31, 2020, The Body Shop International’s cost of sales accounted for 8.7% of our total consolidated cost of sales. The Body Shop International’s cost of sales increased by 23.9% to R$1,157.0 million for the year ended December 31, 2020, from

R$933.6 million for the year ended December 31, 2019. Cost of sales represented 21.7% and 23.2% of The Body Shop International’s net revenue for the years ended December 31, 2020 and 2019, respectively. The improvement was mainly due to the reduction in discounts on products sold.

•	Aesop International. For the year ended December 31, 2020, Aesop International’s cost of sales represented 1.4% of our total consolidated cost of sales. Aesop International’s cost of sales increased by 53.4% to R$188.0 million for the year ended December 31, 2020, from R$122.5 million for the year ended December 31, 2019. This increase was mainly due to an increase in sales. Aesop International’s cost of sales represented 9.6% and 9.4% of Aesop International’s net revenue for the year ended December 31, 2020 and December 31, 2019, respectively.

Gross Profit

As a result of the foregoing, consolidated gross profit increased by 127.6%, to R$23,692.3 million for the year ended December 31, 2020, from R$10,411.2 million for the year ended December 31, 2019. Our consolidated gross margin, which we calculate as gross profit divided by net revenue, expressed as a percentage, was 64.2% for the year ended December 31, 2020, compared to 72.1% for the year ended December 31, 2019. In 2020, our margin decreased primarily due to the acquisition of Avon, which has historically recorded lower gross margins.

Operating Expenses

Consolidated operating expenses increased by 152.8%, to R$22,902.7 million for the year ended December 31, 2020, compared to R$9,060.0 million for the year ended December 31, 2019, representing 62.0% of net revenue primarily due to the factors listed below.

Selling, Marketing and Logistics Expenses

Consolidated selling, marketing and logistics expenses increased by 145.5% to R$15,702.8 million for the year ended December 31, 2020, compared to R$6,395.6 million for the year ended December 31, 2019. This increase is primarily due to (i) the consolidation of Avon since January 3, 2020, (ii) effects of business combination fair value adjustments mainly in relation to the amortization of intangible assets as a result of the acquisition of Avon in 2020, (iii) measures to mitigate the impacts of COVID-19, such as: extension of payment terms for consultants, flexibility of credit conditions and increase in online sales commissions, marketing expenses, sales force and other sales expenses, (iv) the increase in the effects of exchange rates due to the devaluation of the Brazilian real and expenses denominated in foreign currency, and (v) logistics expenses driven by online sales. As a percentage of net revenue, sales, marketing and logistics expenses represented 42.5% for the year ended December 31, 2020, compared to 44.3% for the year ended December 31, 2019. This decrease is the result of continued investments in improving operational efficiency, the reduction of discretionary expenses during the second and third quarters of 2020 to mitigate the impact of COVID-19 on the profitability and liquidity of the business, and government benefits obtained by The Body Shop and Aesop in certain markets in the second and third quarters of 2020.

Administrative, R&D, IT and project expenses

Administrative, R&D, IT and project expenses increased by 147.6% to R$5,956.0 million for the year ended December 31, 2020 from R$2,405.6 million for the year ended December 31, 2019. This increase of R$3,550.4 million was primarily due to the acquisition of Avon in January 2020, including the effects of the depreciation and amortization of fair value adjustments, primarily on property, plant and equipment and intangible assets, which were partially offset by measures implemented to minimize the impacts of COVID-19. Administrative, R&D, IT and project expenses represented 16.1% and 16.7% of our net revenue, for the year ended December 31, 2020 and 2019, respectively.

Other Operating Income (Expenses), Net

Other operating income (expenses), net, increased by R$ 466.9 million from net expenses of R$ 49.3 million for the year ended December 31, 2019 to net expenses of to net expenses of R$ 516.2 million for the year ended December 31, 2020. This increase was primarily due to (i) acquisition costs related to the acquisition of Avon, amounting to R$ 303.9 million for the year ended December 31, 2020, compared to R$141.3 million for the year ended December 31, 2019; (ii) expenses amounting to R$256.7 million related to the implementation of a transformation and integration plan for the year ended December 31, 2020 compared to R$51.5 million for the year ended December 31, 2019; (iii) an increase of expenses related to the “Crer para

Ver” initiative, a social program of Instituto Natura, to R$54.5 million for the year ended December 31, 2020 compared to R$36.2 million for the year ended December 31, 2019; (iv) a decrease in the gain recognized for the reversal of ICMS tax provision to R$18.7 million for the year ended December 31, 2020 compared to R$42.3 million for year ended December 31, 2019, and (v) a gain as a result of the recognition of tax credit related to the exclusion of ICMS from PIS and COFINS calculation base in an amount of R$52.6 million for the year ended December 31, 2019. The increase in net expenses was partially offset by a gain recognized in the year ended December 31, 2020 in relation to tax credits of PIS and COFINS taxes in the amount of R$60.2 million.

Net Financial Result

Net financial expenses increased by R$195.3 million to R$1,035.4 million for the year ended December 31, 2020 from R$840.1 million for the year ended December 31, 2019. This increase is mainly due to the effect of the acquisition of Avon in 2020 and to interest expenses on Avon’s indebtedness. This increase was partially offset by (i) lower interest rates in Brazil, and (ii) the amortization of the fair value adjustment related to Avon’s debts which was recorded upon the acquisition of Avon and reduces Avon’s historical interest expenses.

Income Tax and Social Contribution Expenses

Income tax and social contribution expenses increased to R$274.7 million for the year ended December 31, 2020, from R$149.1 million for the year ended December 31, 2019. The increase is mainly due to the sales performance of Natura Cosméticos in the year ended December 31, 2020 compared to the year ended December 31, 2019, and the consolidation of Avon’s results since January 3, 2020. The increase was partially offset by the recognition of deferred tax assets on loss carry forwards by Avon and the amortization of tax liabilities on assets and liabilities recognized as a result of the business combination fair value adjustments recorded as a result of the acquisition of Avon.

Net (Loss) Income for the Period

For the reasons described above, we had a net loss of R$663.6 million (1.8% of net revenue) for the year ended December 31, 2020, compared to a net income of R$155.5 million (1.1% of net revenue) for the year ended December 31, 2019.

Results for the Fiscal Year Ended December 31, 2019 Compared to the Fiscal Year Ended December 31, 2018

The following table sets forth our consolidated financial information for the fiscal years ended December 31, 2019 and 2018.

	For the Fiscal Year Ended December 31,
	2019	2018	Variation
	(in millions of R$)
Net revenue	14,444.7	13,397.4	7.8%
Cost of sales	(4,033.5)	(3,782.8)	6.6%
Gross profit	10,411.2	9,614.6	8.3%
Operating Income (Expenses)
Selling, marketing and logistics expenses	(6,395.6)	(5,828.7)	9.7%

Administrative, R&D, IT and project expenses	(2,405.6)	(2,251.3)	6.9%
Impairment losses on trade receivables	(209.5)	(237.9)	(11.9%)
Other operating income (expenses), net	(49.3)	(39.9)	23.6%
	(9,060.0)	(8,357.8)	8.4%
Financial income	1,955.8	2,056.4	(4.9%)
Financial expenses	(2,795.9)	(2,639.7)	5.9%
Net financial result	(840.1)	(583.3)	44.0%
Taxes on Natura &Co Holding formation	(206.6)	—	n/a
Net income before income tax and social contribution	304.6	673.4	(54.8%)
Income tax and social contribution	(149.1)	(125.0)	19.3%
Net income for the year	155.5	548.4	(71.7%)

Net Revenue

	For the Fiscal Year Ended December 31,
	2019	2018	Variation
Operating segments	(in millions of R$)
Natura &Co LATAM	9,113.9	8,540.2	6.7%
The Body Shop International	4,028.7	3,795.7	6.1%
Aesop International	1,302.2	1,061.5	22.7%
Net revenue	14,444.7	13,397.4	7.8%

Our consolidated net revenue increased by 7.8% to R$14,444.7 million for 2019, from R$13,397.4 million for 2018, as a result of accelerated growth in Aesop, as well as steady growth across the other brands.

The following is a discussion of our main segments:

•	Natura &Co LATAM. Natura &Co LATAM’s net revenue increased by 6.7%, to R$9,113.9 million for 2019, from R$8,540.2 million for 2018.

Specifically regarding sales made in Brazil, the increase was supported by: (1) sales increases across all channels and categories; (2) one of the strongest fourth quarter sales in recent years due to a successful Christmas campaign; (3) an increase of 3.2% in the number of consultants, reaching 1.1 million in 2019, as well as an increase in consultant productivity (which is measured as gross sales divided by the average number of consultants for a given period, divided by the same metric for the comparable period); (4) an increase in the average price per unit sold to R$18.0 in 2019 compared to R$16.4 for 2018, which was partially offset by a decrease in units sold of 5.4% to 347.4 million in 2019, from 367.4 million units sold in 2018. In 2019, we further consolidated our relationship selling model in Brazil, enhancing the digital capabilities of our consultants. In 2019, over 900,000 consultants in Brazil used the digital mobile platform, while 700,000 of these consultants had virtual consultant stores in Rede Natura, further increasing sales and their ability to reach customers. Our operations in Brazil also continued the omnichannel growth, with the launch of 22 owned retail stores with the Natura brand in shopping malls, reaching 58 stores at the end of the 2019. In addition, approximately 200 new “Aqui tem Natura” franchise stores opened in Brazil in 2019, bringing the total number of stores to approximately 400 at the end of 2019, twice as many stores compared to December 31, 2018.

Revenue growth in Argentina, Colombia and Mexico significantly contributed to LATAM’s segment performance. Additionally in 2018, inflation in Argentina reached 100% accumulated over three years, which triggered our adoption of the following accounting standards starting from the third quarter of 2018: (1) IAS 29 – Financial Reporting in Hyperinflationary Economies, which requires the restatement of the financial statements of an entity, whose functional currency is that of a hyperinflationary economy, in order to reflect the changes in the general pricing power of its currency and (2) IAS 21 – The Effects of Changes in Foreign Currency, whereby Argentina’s financial statements had to be translated from the Argentinean peso to the Brazilian real at the exchange rate at the end of the reporting period. From 2018 to 2019, the impact of hyperinflation and foreign currency translation adjustments totaled R$4.5 million.

•	The Body Shop International. The Body Shop International’s net revenue increased by 6.1%, to R$4,028.7 million for 2019, from R$3,795.7 million for 2018. Net revenue increased primarily due to (1) steady revenue growth in the UK and Australia, which reported strong sales from the retail and at-home channels, and the impact of a 4% increase in the average exchange rate from pounds sterling to reais. The increase in net revenue was offset by the impact of the net closure of 31 underperforming stores (owned or franchised), which resulted in a total of 984 owned stores as of December 31, 2019 (compared to 1,011 as of December 31, 2018), and 1,756 franchised stores as of December 31, 2019

(compared to 1,760 as of December 31, 2018), and the decline in sales in Hong Kong due to recent political events.

•	Aesop International. Aesop International’s net revenue increased by 22.7% to R$1,302.2 million for 2019, from R$1,061.5 million for 2018, driven primarily by strong growth in sales in the Americas and Asia (particularly South Korea, Taiwan and Japan), and in digital sales. Net revenue was also impacted by a 0.6% increase in the average exchange rates from Australian dollars to reais. There were 247 signature stores as of December 31, 2019, a net increase of 20 stores from 227 stores as of December 31, 2018. The number of department stores increased to 99 as of December 31, 2019 from 92 stores as of December 31, 2018.

Cost of Sales

Cost of sales increased by 6.6%, to R$4,033.5 million for 2019, from R$3,782.8 million for 2018, and represented 27.9% and 28.2% of net revenue for 2019 and 2018, respectively.

The following table shows the cost components of sales for the periods indicated:

	For the Fiscal Year Ended December 31,
	2019	2018	Variation
	(in millions of R$)
Raw material for products and packages(1) and resale products(2)	3,457.5	3,223.4	7.3%
Personnel expenses	293.4	276.8	6.0%
Depreciation and amortization	57.4	65.2	(12.0%)
Other costs(3)	225.2	217.4	3.6%
Cost of sales	4,033.5	3,782.8	6.6%

(1)	Particularly plastic, glass, graphics and fragrance bottles.

(2)	Products manufactured by third parties, including soaps, hair products and others.

(3)	“Other costs” include electricity, water, gas, computer services and others.

With respect to our main reporting segments:

•	Natura &Co LATAM. For 2019, Natura &Co LATAM accounted for 73.8% of our total cost of sales. Natura &Co LATAM’s cost of sales increased by 7.9% to R$2,977.3 million for 2019, from R$2,759.2 million for 2018, representing 32.7% and 32.3% of Natura &Co LATAM’s net revenue for 2019 and 2018, respectively. This increase was mainly due to an increase in units sold of 19.0% and the impact of hyperinflation in Argentina in the amount of R$43.2 million for 2019.

•	The Body Shop International. For 2019, The Body Shop International accounted for 23.1% of our total cost of sales, which is substantially the cost of finished goods manufactured by third parties. At The Body Shop International, cost of sales increased by 2.8% to R$933.6 million for 2019, from R$908.5 million for 2018, primarily due to an increase in the foreign exchange effect on the exchange rate of the pound sterling to reais.

•	Aesop International. For 2019, Aesop International represented 3.0% of our total cost of sales, which is substantially the cost of finished goods manufactured by third parties. At Aesop International, cost of sales increased by 6.5%, to R$122.6 million for 2019, from R$115.1 million for 2018 and represented 9.4% and 10.8% of Aesop International’s net revenue for 2019 and 2018, respectively. The increase in cost of sales is primarily due to an increase in units sold, from 10.3 million in 2018 to 10.8 million in 2019.

Gross Profit

As a result of the foregoing, consolidated gross profit increased by 8.3%, to R$10,411.2 million for 2019, from R$9,614.6 million for 2018. Our consolidated gross margin, which we calculate as gross profit divided by net revenue, expressed as a percentage, remained broadly stable at 72.1% for 2019, and 71.8% for 2018. For

Natura &Co LATAM, The Body Shop and Aesop, the gross margin for 2019 was 67.3% (67.7% for 2018), 76. 8% (76.1% for 2018) and 90.6% (89.2 for 2018), respectively.

Operating Expenses

Consolidated operating expenses increased by 8.4%, to R$9,060.0 million for 2019, compared to R$8,357.8 million for 2018, primarily due to the factors listed below.

Selling, Marketing and Logistics Expenses

Consolidated selling, marketing and logistics expenses increased by 9.7%, to R$6,395.6 million for 2019, compared to R$5,828.7 million for 2018. As a percentage of net revenue, selling, marketing and logistics expenses amounted to 44.3% for 2019, compared to 43.5% for 2018. This increase of R$566.9 million was primarily due to an increase in selling, marketing and logistics expenses at Aesop as a result of the launch of 20 signature stores in that year and an increase in depreciation and amortization to R$766.5 million in 2019 compared to R$230.0 million in 2018, as a result of the adoption of a new lease standard (IFRS 16) and the opening of new stores during the year.

Administrative, R&D, IT and project expenses

Administrative, R&D, IT and project expenses increased by 6.9%, to R$2,405.6 million for 2019 from R$2,251.3 million for 2018. As a percentage of net revenue, Administrative, R&D, IT and project expenses remained stable at 16.7% for 2019 compared to 16.8% for 2018. This increase of R$154.3 million was primarily due to an increase of R$186.7 million in personnel expenses mainly related to the granting of new stock options and pension plan cost reversals during 2018.

Other Operating Income (Expenses), Net

Other operating expenses, net increased to R$49.3 million for 2019 from R$39.9 million for 2018. This change was primarily due to expenses arising from the acquisition of Avon, totaling R$141.3 million for 2019. These effects were partially offset by (1) the recognition of a tax credit of R$42.3 million for 2019; (2) the recognition of R$43.0 million from recovered tax credits related to changes in the tax position taken on PIS/COFINS for 2019; and (3) the reversal of provisions regarding the substitution of the ICMS tax totaling income of R$21.4 million for 2019.

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

Income Tax and Social Contribution Expenses

Income tax and social contribution expenses increased to R$149.1 million for 2019 from R$125.0 million for 2018, primarily due to a higher effective tax rate of 29.2% for 2019 compared to 18.6% for 2018.

Net Income

For the reasons described above, net income decreased to R$155.5 million (1.1% of net revenue) for 2019, compared to R$548.5 million (4.1% of net revenue) for 2018.

B.	Liquidity and Capital Resources

Overview

Our financial condition and liquidity are influenced by several factors, including:

•	the continued impact of COVID-19 on our business (“Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in Which We Operate—Our business, operations and results may be adversely impacted by COVID-19” and “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Impact of COVID-19” and “—A. Operating Results—Principal Factors Affecting Our Results of Operations—Impact of COVID-19”);

•	our ability to generate cash flow from our operations;

•	the level of our outstanding indebtedness and related accrued interest, which affect our net finance expenses;

•	prevailing Brazilian and international interest rates, which affect our debt service requirements;

•	our ability to continue borrowing funds from Brazilian and international financial institutions and to obtain pre-export financing from certain customers;

•	our capital expenditure requirements; and

•	credit ratings, including factors that may materially influence credit ratings, implications of potential changes in ratings and in management’s expectations; and covenant compliance, including the implications arising from breaching financial or other covenants and our capacity for additional borrowing under our covenants

Sources of Liquidity

Our cash needs have traditionally consisted of working capital requirements, servicing of our indebtedness, capital expenditures related to investments in operations, maintenance and expansion of plant facilities, as well as acquisitions. Our sources of liquidity have traditionally consisted of cash flows from our operations (which may vary according to the fluctuations of our operating income, cost of sales, operating expenses and financial results) and short- and long-term borrowings. We have financed acquisitions through third-party financing. We believe that, for the next twelve months, our current working capital is sufficient to satisfy our present needs. We expect to be able to meet any potential shortfalls in our working capital needs through either short- and long-term borrowings or debt offerings in the domestic and international capital markets. Our principal sources of financing for working capital and for investments in noncurrent assets are: (1) cash generated from our operating activities and (2) loans and financing. However, even though these sources of liquidity have been sufficient, the impacts of the COVID-19 pandemic on our business may require us to use other sources of funding in the future.

Cash Flows

In the discussion that follows, references to 2020, 2019 and 2018 are to the fiscal years ended December 31, 2020, 2019 and 2018, respectively.

The following table shows our consolidated cash flows for the periods indicated.

	For the Fiscal Year Ended December 31,			Variation
	2020	2019	2018	2020/2019	2019/2018
	(in millions of R$, except percentages)
Net cash flows provided by operating activities	1,285.6	1,300.4	844.3	(1.1)%	54.0%
Net cash flows provided by/(used in) investing activities	679.1	(314.4)	389.1	(316.0)%	(180.8)%
Net cash flows (used in)/provided by financing activities	(777.6)	2,312.4	(1,751.4)	(133.6)%	(232.0)%
Increase/(decrease) in cash and cash equivalents(1)	1,308.1	3,298.6	(478.1)	(60.3)%	(789.9)%
Cash and cash equivalents at the beginning of the period	4,513.6	1,215.0	1,693.1	271.5%	(28.2)%
Cash and cash equivalents at the end of the period	5,821.7	4,513.6	1,215.0	29.0%	271.5%

(1)	Includes the effect of exchange variation on cash and cash equivalents, as presented in the statement of cash flows.

For the year ended December 31, 2020, consolidated cash and cash equivalents amounted to R$5,821.7 million, compared to R$4,513.6 million for the year ended December 31, 2019.

For the fiscal year ended December 31, 2019, consolidated cash and cash equivalents amounted to R$4,513.6 million, compared to R$1,215.0 million for the fiscal year ended December 31, 2018.

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to R$1,285.6 million in the year ended December 31, 2020 compared to R$1,300.4 million in the year ended December 31, 2019. This decrease was due to (i) an increase in net income excluding items without cash effect, mainly due to amortization and depreciation expenses related to business combination fair value adjustments, primarily on property, plant and equipment and intangible assets related to the acquisition of Avon in 2020, (ii) an increase in interest and exchange rate variation on borrowings and financings, and (ii) an increase in payments related to tax, civil and labor proceedings, interest on lease payments and interest on borrowings, financing and debentures.

Net cash provided by operating activities amounted to R$1,300.4 million in 2019, compared to net cash provided by operating activities of R$844.3 million in 2018. This change was primarily due to higher net income for the period after adjustments for noncash items, mainly due to an increase in depreciation and amortization of R$527.5 million as a result of the implementation of IFRS 16. While this new accounting standard positively impacted net cash provided by operating activities, it negatively impacted net cash provided by (used in) financing activities, as described further below.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities amounted to R$679.1 million in the year ended December 31, 2020, compared to cash used in investing activities of R$314.4 million in the year ended December 31, 2019. This change was primarily due to (i) cash from the acquisition of Avon in the amount of R$2,661.9 million and (ii) redemptions of short-term investments of R$9,008.9 million in the year ended December 31, 2020 compared to R$7,345.4 million in the year ended December 31, 2019, offset by cash flows used for the acquisition of R$10,371.5 million investments in short-term securities for the year ended December 31, 2020, compared to R$7,161.5 million in the year ended December 31, 2019.

Net cash used in investing activities amounted to R$314.4 million in 2019, compared to cash provided by investing activities of R$389.1 million in 2018. This change was primarily due to a decrease in net redemptions of securities of R$7,345.4 million in 2019 from R$9,187.7 million in 2018, and an increase in the acquisition of property, plant and equipment, and intangible assets to R$586.4 million in 2019 from R$485.0 million in 2018, offset by a decrease in investments in securities of R$7,161.5 million, compared to R$8,483.7 million in 2018.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities amounted to R$777.6 million in the year ended December 31, 2020, compared to cash provided by financing activities of R$2,312.4 million in the year ended December 31, 2019. This increase was primarily due to: (i) repayment of borrowings, financing and debentures – principal of R$8,483.9 million in the year ended December 31, 2020, compared to R$2,643.5 million in the year ended December 31 2019, due to the settlement or maturity, as applicable, of notes issued by Avon as well as of debentures and promissory notes during 2020, and (ii) R$ 1,354.8 million in funding for new borrowings, financing, leases and debentures for the year ended December 31, 2020, compared to R$5,346.1 million in the year ended December 31, 2019. These effects were offset by a capital increase of R$7,436.7 million in the year ended December 31, 2020 resulting from the net proceeds of the follow-on offering of our common shares.

Net cash provided by financing activities amounted to R$2,312.4 million in the year ended December 31, 2019, compared to cash of R$1,751.4 million used in financing activities in the year ended December 31, 2018. This change was primarily due to (i) a decrease in amortization of loans, financing, and debentures to R$2,643.6 million in the year ended December 31, 2019 from R$6,552.2 million in the year ended December 31, 2018, due to the settlement of commercial promissory notes in 2018; (ii) a capital contribution of R$206.6 million in the year ended December 31, 2019 by the controlling shareholders of Natura Cosméticos related to the corporate restructuring; (iii) a net increase in new loans, financing, lease and debentures to R$5,346.1 million in the year ended December 31, 2019 from R$5,015.3 million in the year ended December 31, 2018, due to the issuance of a new promissory note in December 2019; (iv) an increase of R$451.7 million in the payment of leases liabilities as a result of the adoption of IFRS 16; and (v) the receipt of R$52.7 million from the exercise of stock options.

Capital Structure

The following table shows our sources of capital as of the dates indicated:

	As of December 31,
	2020	2019	2018
	(in millions of R$, except percentages)
Shareholders’ equity	27,387.1	3,362.3	2,574.1
Current and noncurrent borrowings, financing and debentures, including lease liabilities	17,681.4	13,303.9	8,440.4
Total source of capital	45,068.5	16,666.2	11,014.5
Shareholders’ equity as a percentage of total source of capital (1)	61%	20%	23%
Current and noncurrent borrowings, financing and debentures, including lease liabilities as a percentage of total source of capital (2)	39%	80%	77%

(1)	Shareholders’ equity divided by the total source of capital.

(2)	Current and noncurrent borrowings, financing and debentures, including lease liabilities, divided by total source of capital.

Shareholders’ Equity

As of December 31, 2020, our shareholders’ equity amounted to R$27,387.1 million, an increase of R$24,024.8 million compared to R$3,362.3 million as of December 31, 2019, primarily due to the acquisition of Avon, a subscription of shares by our controlling shareholders, investors and existing shareholders and the issuance of common shares in a follow-on offering by Natura &Co in 2020.

As of December 31, 2019, our shareholders’ equity amounted to R$3,362.3 million, an increase of R$788.2 million compared to R$2,574.1 million as of December 31, 2018, primarily from (i) net income for the year, (ii) the gain on the translation of foreign subsidiaries’ results of operations and cash flow hedges recognized in other comprehensive income, and (iii) the effect of stock options and restricted stock unit plans. This increase was offset by the minimum mandatory dividend declared and interest on capital.

Current and Noncurrent Borrowings, Financing and Debentures, Including Lease Liabilities

As of December 31, 2020, current and noncurrent borrowings, financing and debentures, including lease liabilities, totaled R$17,681.4 million, an increase of R$4,377.4 million compared to R$13,303.9 million as of December 31, 2019, mainly due to the acquisition of Avon and the consolidation of its indebtedness, new borrowings and the effects of exchange rate variations that were significant in 2020 as a result of the devaluation of the Brazilian real due to the effects of the COVID-19 pandemic. The increases were partially offset by the amortization of debentures, among other debts, during 2020.

As of December 31, 2019, current and noncurrent borrowings, financing and debentures, including lease liabilities, totaled R$13,303.9 million, an increase of R$4,863.5 million compared to current and noncurrent borrowings, financing and debentures, including lease liabilities, from R$8,440.4 million as of December 31, 2018, primarily due to the adoption of IFRS 16 and the issuance of promissory notes in the nominal amount of R$2,883.3 million in connection with the acquisition of Avon.

Cash and Cash Equivalents and Short-Term Investments

As of December 31, 2020, our cash and cash equivalents and short-term investments amounted to R$8,342.3 million, an increase of R$2,802.9 million compared to R$5,539.4 million as of December 31, 2019.

As of December 31, 2019, our cash and cash equivalents and short-term investments amounted to R$5,539.4 million, an increase of R$3,109.0 million compared to R$2,430.4 million as of December 31, 2018.

Indebtedness

Our main source of indebtedness consists of funds raised in order to finance our working capital needs, our investments in property, plant and equipment, as well as to finance costs related to the acquisition of Avon and The Body Shop. See “—Main Financing Agreements—Promissory Notes”. As of the date of this annual report, our loans and financings consist primarily of debenture and bond issuances, of funds raised outside of Brazil pursuant to Law No. 4,131/1962, as amended, or Law No. 4,131, financial commercial leasing, debentures, BNDES, and Financing Agency for Studies and Projects (Financiadora de Estudos e Projetos), or FINEP, loans and certain loans relating to our international operations.

As of December 31, 2020, current and noncurrent borrowings, financing, debentures and bond issuances, including lease liabilities, totaled R$17,681.4 million, of which R$4,865.3 million was current and R$12,816.1 million was noncurrent. As of December 31, 2019, current and noncurrent borrowings, financing, debentures and bond issuances, including lease liabilities, totaled R$13,303.9 million, of which R$3,896.4 million was current and R$9,407.5 million was noncurrent. As of December 31, 2018, current and noncurrent borrowings, financing, debentures and bond issuances, including lease liabilities, totaled R$8,440.4 million, of which R$1,181.9 million was current and R$7,258.5 million was noncurrent.

The table below shows the details of our debt instruments, expressed in millions of reais, as of the dates indicated:

	As of December 31,			Currency	Maturity	Interest	Security/ Guarantee
	2020	2019	2018
Local Currency
FINEP (Financiadora de Estudos e Projetos)	73.1	102.0	135.6	Real	June 2023	Interest of 3.5% per year for the installment maturing in June 2023.	Bank-issued guarantee letter.
Debentures	4,042.5	4,251.2	4,680.7	Real	August 2024	Interest of 109% to 112% of the CDI and 1.4% + CDI, 1.75% + CDI, 1.00% + CDI and 1.15% + CDI, maturing in March 2020, September 2020, September 2021, September 2022 and August 2024.	None
Promissory Notes	773.9	2,883.4	—	Real	December 2020	3.25% + CDI (i)	Natura Cosméticos S.A. secured shares
BNDES(6)	7.8	35.4	73.4	Real	Up to September 2021	TJLP + interest of 0.5% per year to 3.96% per year and fixed-rate contracts of 3.5% per year to 5% per year (PSI). (2)	Bank-issued guarantee letter

BNDES –FINAME (Agencia Especial de Financiamento Industrial) (6)	—	0.2	0.7	Real	Up to March 2021	Interest of 4.5% per year + TJLP for contracts up to 2012, and for contracts executed as of 2013 fixed rate of 3% per year (PSI) (2) (d); Contracts from August 2014 to May 2016 at fixed rate of 6% per year to 10.5% per year	Fiduciary sale, guarantee of Natura Cosméticos S.A. and promissory notes
Financial lease	3,858.5	2,517.6	446.2	Real	August 2026	Interest of 9% per year + IPCA (3)	Fiduciary sale of assets object of lease contracts.
Working capital – International operation – Peru	—	—	21.0	Peruvian Sol	July 2019	Interest of 3.99% per year	Guarantee of Natura Cosméticos S.A.
Working capital – International operation – Mexico	14.5	31.8	10.0	Mexican peso	February 2021 and October 2020	Interest of 1.15% per year + TIIE (4)	Guarantee of Natura Cosméticos S.A.
Working capital – International operation – Operation Aesop	—	100.4	59.9	Australian dollar	August 2026	USD Libor + interest 0.92% per year	Bank-issued guarantee letter
Working capital – International operation – The Body Shop	500.8	—	—	GBP	March 2021	GBP Libor plus 2.0%	Guarantee of Natura Cosméticos S.A.
Working capital – International operation – Avon	145.4	—	—	Various	May 2022	Libor plus 7.7%	N/A
Notes – Avon	4,033.7	—	—	U.S. Dollar	(a) March 15, 2023; (b) March 15, 2043;		Annual interest of (a) 7.00% and (b) 8.95%
Total in local currency	13,450.3	9,922.0	5,427.5
Foreign Currency
BNDES(6)	1.6	8.0	17.1	U.S. dollar	October 2020	Interest of 1.8% per year to 2.3% per year + Brazilian Resolution No. 635 (5)	Guarantee of Natura Cosméticos S.A. and bank-issued guarantee letter
Export Credit Note (NCE)	—	81.2	—	U.S. dollar	October 2020	Libor + interest 0.87% per year (a)	None
Law No. 4,131	260.2	202.2	—	U.S. dollar	May 2022	Libor + interest 1.1% per year (5)	Guarantee of Natura Indústria.
Notes	3,969.2	3,090.5	2,995.8	U.S. dollar	February 2023	Interest of 5.375% per year (5)	None
Total in foreign currency	4,231.0	3,381.9	3,012.9
Overall total	17,681.4	13,303.9	8,440.4
Current	4,865.3	3,896.4	1,181.9
Noncurrent	12,816.1	9,407.5	7,258.5
Debentures
Current	2,169.8	246.0	934.4
Noncurrent	1,872.7	4,005.2	3,746.3

(1)	Overnight interbank deposit rate (Certificado de Depósito Interbancário), or “CDI.”

(2)	Investment Support Program, or “PSI.”

(3)	Consumer Price Index Expanded (Índice de Preços ao Consumidor Amplo), or “IPCA.”

(4)	TIIE – (Tasa de Interés Interbancaria de Equilibrio) Interbank Equilibrium Interest Rate from Mexico.

(5)	Loans and financing for which swap contracts (CDI) were entered into. These loans and financing are not being shown net of their derivatives.

(6)	These loans are subject to the general provisions applicable to BNDES agreements, including provisions that restrict us from obtaining certain new indebtedness.

The following table shows the maturities of our current and non-current consolidated debt, including lease liabilities, as of December 31, 2020:

	Borrowings, Financing and Debentures as of December 31, 2020	Leases as of December 31, 2020	Total as of December 31, 2020
	(in millions of R$)
Maturity of loans and financing, including lease liabilities
2021	3,805.6	1,059.7	4,865.3
2022	586.0	419.2	1,005.2
2023	6,306.8	409.0	6,715.8
2024 and thereafter	3,124.5	1,970.6	5,095.1
Total	13,822.9	3,858.5	17,681.4

Main Financing Agreements

Our principal financing agreements as of December 31, 2020 are described below:

Loan Agreement with FINEP

On December 6, 2013, Natura Inovação and FINEP entered into a loan agreement in the principal amount of R$205.8 million to finance investments in tangible assets, including physical infrastructure, and intangible assets. This loan was amortized in 85 monthly installments beginning on June 15, 2016 and ending on June 15, 2023. The loan is guaranteed by a bank issued guarantee letter. As of December 31, 2020, the outstanding balance on this loan agreement was R$73.1 million.

Debentures

As of December 31, 2020, the outstanding balance on these debentures was R$4,042.5 million.

On September 28, 2017, Natura Cosméticos completed its seventh issuance of debentures in an aggregate principal amount of R$2.6 billion. Natura Cosméticos issued 260,000 debentures with 77,273 allocated to the first series, maturing on September 25, 2020, and 182,727 allocated to the second series maturing on September 25, 2021. Each series bears interest at 100% of the overnight interbank deposit rate (Certificado de Depósito Interbancário), or “CDI,” plus an applicable spread of 1.40% for the first series and 1.75% for the second series. In 2019, Natura Cosméticos redeemed certain of its debentures of the first series. As a result of this redemption, the number of outstanding debentures of the first series decreased to 10,864.

On September 21, 2018, Natura Cosméticos completed its ninth issuance of debentures in the aggregate principal amount of R$1.0 billion. This amount was used to prepay the eighth issuance. The issuance consisted of 100,000 debentures, of which 38,904 were issued in the first series, maturing on September 21, 2020, 30,831 were in the second series, maturing on September 21, 2021, and 30,265 were in the third series, maturing on September 21, 2022, with interest accruing at a rate equivalent to 109.5%, 110.5% and 112%, respectively, of the cumulative variation of the average daily interbank deposit rates (DI). In 2019, Natura Cosméticos redeemed certain of its debentures of the first series of the ninth issuance. As a result of this redemption, the number of outstanding debentures of the first series was reduced to 608.

On July 22, 2019, Natura Cosméticos carried out its tenth issuance of non-convertible unsecured debentures in the aggregate amount of R$1,576.5 million. A total of 157,645 registered, book-entry, non-convertible and unsecured debentures were issued in four series, without the issue of provisory or final certificates, at a nominal unit value of R$10,000, of which 40,000 were in the first series, maturing on August 26, 2024, 9,570 in the second series, maturing on August 26, 2024, 68,623 in the third series, maturing on August 26, 2024, and

39,452 in the fourth series, maturing on August 26, 2024, bearing interest at the cumulative variation of the average daily CDI rate plus 1% for the first series and the cumulative variation of the average CDI rate plus 1.15% for other series.

Promissory Notes

On December 20, 2019, Natura &Co Holding completed its first issuance of promissory notes in two series, with R$2.2 billion for the first series and R$700 million for the second series. The proceeds from the issuance of the first series were used to redeem the Series C Preferred Shares issued by Avon, while the proceeds from the second series were used to pay the costs incurred in structuring the transaction as well as to strengthen our cash position.

The appropriation of costs related to the issuance of promissory notes in the year ended December 31, 2020 was R$25.2 million, recorded monthly under financial expenses in the statement of income, as per the effective interest rate method. The outstanding balance of issuance costs to be settled as of December 31, 2020 was R$3.1 million. In January 2020 we redeemed an aggregate principal amount of R$1,830 million of these promissory notes. In June 2020, Natura &Co Holding redeemed the aggregate outstanding amount of R$370 million of its first series of promissory notes and R$140 million of its second series of promissory notes. In December 2020 Natura &Co Holding redeemed the aggregate outstanding amount of R$560 million of its first series of promissory notes. The obligations of Natura &Co Holding under the abovementioned promissory notes were secured by a fiduciary assignment (alienação fiduciária) of 26,785,487 common shares of Natura Cosméticos S.A., representing 2.91% of its share capital as defined in the applicable pledge. As of December 31, 2020 there was no outstanding balance on these promissory notes.

On May 4, 2020, Natura &Co Holding issued an aggregate principal amount of R$500 million, divided into 100 promissory notes. The promissory notes mature on May 4, 2021. Interest on these promissory notes accrues at a rate equivalent to 100% of the CDI rate plus 3.25%. The proceeds of this offering were used to strengthen our cash position. The obligations of Natura &Co Holding under the abovementioned promissory notes are secured by a fiduciary assignment (alienação fiduciária) of 23,461,472 common shares of Natura Cosméticos S.A., representing 2.55% of its share capital as defined in the applicable pledge. As of December 31, 2020, the outstanding balance of these notes was R$518 million.

On May 4, 2020, Natura Cosméticos issued an aggregate principal amount of R$250 million, divided into 50 promissory notes. The promissory notes mature on May 4, 2021. Interest on these promissory notes accrues at a rate equivalent to 100% of the CDI rate plus 3.25%. The proceeds of this offering were used to strengthen Natura Cosméticos’s and its subsidiaries’ cash position. As of December 31, 2020, the outstanding balance of these notes was R$259 million.

As a result of the abovementioned events the outstanding balance of promissory notes as of December 31, 2020 was R$773.9 million (R$2,883.4 million as of December 31, 2019).

On April 15, 2021, Natura &Co Holding and Natura Cosméticos redeemed the aggregate principal amount due under their respective promissory notes, equivalent to R$500.0 million for Natura &Co Holding and R$250.0 million for Natura Cosméticos. As of the date of this annual report, the fiduciary assignments (alienação fiduciária) over the common shares of Natura Cosméticos S.A. as described above are in the process of being released.

Natura Cosméticos Notes Due 2023

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

Concurrently with the issuance of the notes, Natura Cosméticos entered into derivative financial instruments, or swaps, to mitigate its exposure to exchange rate variations arising from the principal and interest owed in connection with the notes. As of December 31, 2020, the outstanding balance of these notes was R$3,969.2 million without considering the corresponding hedge adjustment.

Export Credit Notes

In order to finance its working capital needs, Natura Indústria raised funds of R$83.3 million on October 2, 2019 by entering into an export credit note with Citibank. This note has a term of one year, with interest being payable on a quarterly basis, whereas the principal is paid at maturity. We have hedged the exposure (derived from U.S. dollar LIBOR plus 0.87% per year) arising from this transaction at a cost of CDI plus 0.60% per year. As of December 31, 2020, there was not outstanding balance on these notes.

Law No. 4,131

Natura Cosméticos entered into a transfer facility of funds raised abroad denominated in foreign currency via Law No. 4,131 with financial institutions due to favorable rates. The funds raised in this operation will be allocated to finance our working capital. On May 20, 2019, a total of U.S.$50 million was raised at Libor + 1.1% per year plus the exchange rate variation, with semiannual interest payments in May and November, maturing on May 20, 2022. As of December 31, 2020, the outstanding balance of these letters of credit was R$260.2 million without considering the corresponding hedge adjustment.

Notes – Avon

Avon has issued the following series of notes:

Notes – Avon	Principal in millions of U.S.$	Principal in millions of R$	Annual Interest Rate	Maturity
7.00% Notes due 2023	461.9	2,400.3	7.00%	March 15, 2023
8.95% Notes due 2043	216.1	1,112.9	8.95%	March 15, 2043

The effects of the purchase price allocation arising from the business combination, which on December 31, 2020 totaled R$449.7 million, were added to the notes issued by Avon. For further information, see note 4 to our audited consolidated financial statements included herein for more information.

Working Capital – The Body Shop

As of December 31, 2020 The Body Shop had a credit facility of up to £70 million, which was guaranteed by Natura Cosméticos and which could be drawn in installments to meet The Body Shop’s short-term financing needs. This facility was used by The Body Shop since the first quarter of 2020 to support its working capital and liquidity requirements (with annual interest payments of LIBOR plus 2%). This facility was repaid and terminated in March 2021. The Body Shop also had a facility of up to R$150 million which was in force as of December 31, 2019 but was terminated during the first half of 2020.

Working Capital – Other Local Operations Bank Facilities

We have established uncommitted bank facilities at the country level for working capital purposes of approximately U.S.$130.0 million globally. These facilities cover Natura, Aesop and Avon. Certain of these facilities were drawn down in the first and second quarters of 2020 (approximately U.S.$60.0 million) to strengthen our liquidity.

Certain Covenants under our Main Financing Agreements

Debentures

The covenants are evaluated based on the Natura Cosméticos balances in the years/periods as shown in the table below.

These clauses establish financial indicators which are calculated by dividing (i) Net Debt for the purpose of the covenants (which does not consider the effects of leases and effects of derivative financial instruments of mark-to-market), less cash and cash equivalents and short-term securities, by (ii) EBITDA for the purpose of the covenants (excluding the effects from implementation of IFRS 16) in the last 12 months. The product of this division must be equal to or be lower than the number established:

12-Month Period Ended	Leverage Ratio
December 31, 2019	3.25
December 31, 2020	3.00
December 31, 2021	3.00
December 31, 2022	3.50
December 31, 2023	3.50

Natura Cosméticos Debenture Covenants

The indenture of the ninth issuance of debentures of Natura Cosméticos provides for a leverage limit of 3.00x. The indenture of the tenth issuance of debentures requires, with regard to the financial covenant of leverage, limits of 3.00x until June 30, 2022 and 3.50x from the measurement at December 31, 2022 until maturity.

Natura Cosméticos Notes Due 2023 Covenants

The indenture governing the 5.375% notes due 2023 of Natura Cosméticos contains certain customary covenants (including maintenance of office or agency, maintenance of corporate existence, maintenance of properties, limitations on debt and disqualified stock, limitations on restricted payments, limitations on liens, limitations on sale and leaseback transactions, limitations on dividends and other payment restrictions affecting restricted subsidiaries, limitation on asset sales and limitations on transactions with affiliates), customary events of default, cross-default provisions and change of control provisions.

Avon Notes Covenants

The indentures governing Avon’s outstanding notes described above contain certain customary covenants, customary events of default, cross-default provisions and change in control provisions. In July and September 2019, bondholder consents for the 5% Notes and the 6.95% Notes, respectively, were obtained to amend the definition of “change of control” to permit the acquisition of Avon by Natura. No repayment of notes was triggered by the Transaction with Natura &Co.

As of December 31, 2020, we were in compliance with the covenants of our financing agreements, including the financial covenants.

Working Capital

As of December 31, 2020, our working capital (which is defined as consolidated current assets minus current liabilities) was R$ 2,575.2 million, an increase in comparison to R$1,911.6 million as of December 31, 2019, mainly as a result of (i) Avon’s acquisition; (ii) a successful private capital increase of up to R$2 billion, announced on May 7, subscribed by the controlling shareholders, selected investors and minority existing shareholders, contributing to a strong cash position that allowed us to accelerate our investment in IT infrastructure, digital and social selling model. Additionally, we prepaid R$510.0 million of Natura &Co promissory notes in the second quarter of 2020, reducing the outstanding amount, due in December 2020. As of December 31, 2019, our working capital was R$1,911.6 million, stable in comparison to R$1,888.9 million as of December 31, 2018.

Capital Expenditures

Our operating activities require regular capital expenditures, particularly with regards to the development of its infrastructure and the acquisition of supplies, such as software, machinery, tools, vehicles and industrial casts.

Investments

The following table sets forth additions to property, plant and equipment and to intangible assets for the periods indicated:

	As of and for the Fiscal Year Ended December 31,
	2020	2019	2018
	(in millions of R$)
Software	82.7	83.1	190.0
Machinery and accessories	20.1	9.6	11.2
Vehicles	14.6	12.5	25.2
Buildings and facilities	46.7	49.1	38.0
Templates(1)	1.2	1.5	0.1
Information technology equipment	27.3	22.0	24.5
Furniture and fixtures	32.5	40.1	34.9
Projects in progress	440.2	204.1	157.8
Other investments	187.8	145.8	10.1
Total acquisitions of property, plant and equipment and intangible assets	853.1	567.9	491.9

(1)	Refers to steel tooling or templates specially manufactured by Natura &Co’s suppliers, used in the production of bottles and plastic packaging for its products. Natura &Co holds the property of such tooling.

In the fiscal year ended December 31, 2020, acquisitions of property, plant and equipment and intangible assets totaled R$853.1 million compared to R$567.9 million in the fiscal year ended December 31, 2019, representing an increase of 50.2%. Our capital expenditure program is currently focused on IT infrastructure, digital and social selling model technology, product innovation, and other projects to increase operational efficiency and productivity.

In the fiscal year ended December 31, 2019, acquisitions of property, plant and equipment and intangible assets totaled R$567.9 million compared to R$491.9 million in the fiscal year ended December 31, 2018, representing an increase of 15.5%. This increase was primarily related to investments in several areas, including a new distribution center in Mexico, investments in digital technology and in research and development facilities, and the opening of new stores initiatives to increase operational efficiency and productivity.

C.	Research and development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Innovation and Product Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

The following discussion is based largely upon our current expectations about future events and trends affecting our business. Actual results for our industry and our performance could differ substantially. For further information related to our forward-looking statements, see “Forward-Looking Statements” and for a description of certain factors that could affect our industry in the future and our own future performance, see “Item 3. Key Information—3D. Risk Factors.”

Impact of COVID-19 on our Business

 We expect that our business will continue to be affected by the COVID-19 pandemic and governmental responses to it, including by their respective impacts on our customers, employees, contractors, suppliers and other business partners and third parties with whom we interact, as well as on Brazilian and global economic conditions. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in Which We Operate—Our business, operations and results may be adversely impacted by COVID-19” and “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Impact of COVID-19” and “—A. Operating Results—Principal Factors Affecting Our Results of Operations—Impact of COVID-19.”

Other Trends Affecting our Business

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from continuing operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

•	developments with respect to the COVID-19 pandemic in Brazil and globally (see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in Which We Operate—

Our business, operations and results may be adversely impacted by COVID-19” and “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Impact of COVID-19”);

•	global economic conditions;

•	events and risk perception in relation to corruption allegations involving Brazilian companies and politicians, as well as the impacts of the resulting investigation on the Brazilian economy and political outlook as a whole;

•	changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients;

•	conditions in the stock and credit markets;

•	risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and

•	the risks of currency fluctuations and foreign exchange controls.

For more information, see “—A. Operating Results—Principal Factors Affecting Our Results of Operations” and “Item 3. Key Information—D. Risk Factors.”

E.	Off-Balance Sheet Arrangements

Our subsidiary Indústria e Comércio de Cosméticos Natura Ltda. has certain off-balance sheet arrangements arising from power supply agreements for its manufacturing activities that provide for minimum supply payments: (i) up to one year of R$1,413.9 million as of December 31, 2020, R$17.9 million in 2019 and R$1.268 million in 2018 and (ii) from one to five years of R$885.9 million as of December 31, 2020, R$13.2 million as of December 31, 2019 and R$4.9 million as of December 31, 2018.

Except as mentioned above, as of December 31, 2020, we did not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth the maturity schedule of our material contractual financial obligations as of December 31, 2020:

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total Expected Cash Flow
	(in millions of R$)
Borrowings, financing and debentures	4,047.3	7,321.6	1,844.3	1,551.7	14,764.9
Lease liabilities	1,231.6	1,615.5	1,028.8	734.8	4,610.7
Trade payables and reverse factoring	6,774.2	—	—	—	6,774.2
Total(1)	12,053.1	8,937.1	2,873.1	2,286.5	26,149.8

(1)	The amounts presented above are the undiscounted contractual cash flows.

G.	Safe Harbor

See “Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

In this section, unless otherwise stated, references to “we,” “us,” “our,” “Natura” or “the Company” refer to Natura &Co Holding S.A. only and do not include its subsidiaries, and references to “the Group” refer to Natura &Co Holding S.A. and its consolidated subsidiaries.

Pursuant to our by-laws (estatuto social), our board of directors and our executive officers are responsible for the management of our business.

Board of Directors

Our board of directors is the decision-making body responsible for, among other things, approving our policies and determining the general guidelines for our business. The board of directors also supervises our executive officers and monitors their implementation of the policies and general guidelines that our board of directors establishes from time to time.

In accordance with our current by-laws, the board of directors comprises a minimum of nine members and a maximum of thirteen members, who are elected to a two-year term at a general meeting of shareholders and are eligible for reelection. Our by-laws do not include any citizenship or residency requirements for members of our board of directors. Our current board of directors shall have up to three co-chairmen, an executive chairman of the board of directors, as well as a Chief Executive Officer of the Group, who shall be elected by the majority of the members of the board of directors at their first meeting held after the investiture of such members, or whenever there is a vacancy or resignation, provided that no co-chairman may hold the offices of co-chairman and Chief Executive Officer of the Group simultaneously. The executive chairman of the board of directors and Chief Executive Officer of the Group may be held by the same person. The directors shall also determine, at their first meeting after the applicable general meeting, the number of co-chairmen and appoint who among them shall preside over all the meetings of the board of directors held during their term of office. If there is a vacancy on the board of directors, the remaining members will appoint a substitute director, who will temporarily exercise his or her term of office until the date of the next general meeting of shareholders is held.

Under the provisions of the Novo Mercado Rules, at least two members or 20% of the members of our board of directors, whichever is higher, shall be independent directors, as defined in accordance with the criteria of the Novo Mercado Rules. Should compliance with the foregoing percentage requirement lead to a fractional number of directors, the number of directors who are required to be independent will be rounded up. The qualification of the members appointed as independent directors will be resolved upon at the general meeting of shareholders that elects such independent directors. A director elected under Article 141, paragraphs 4 and 5 of the Brazilian Corporation Law will also be deemed an independent director if there is a controlling shareholder.

The number of directors to be elected for upcoming terms will be decided by a majority vote at the general meeting of shareholders. A shareholder or a group of shareholders representing at least 10% of the capital stock of Natura &Co Holding may separately elect up to one additional director as provided for in paragraphs 4 and 5 of Article 141 of the Brazilian Corporation Law. Additionally, shareholders representing a percentage of the share capital of Natura &Co Holding of at least 5% (given the current aggregate value of the share capital of Natura &Co Holding and pursuant to the applicable CVM ruling) may request that the election of directors be subject to cumulative voting proceedings, as provided for in Article 141 of the Brazilian Corporation Law and CVM Instruction No. 165, dated December 11, 1991, as amended.

Members of our board of directors are subject to removal at any time with or without cause at a general meeting of shareholders.

Our board of directors meets four times each year in the ordinary course; however, an extraordinary meeting may be called at any time by the co-chairman appointed to preside over the meetings of the board of directors or by the majority of its members. In the event of a director’s temporary absence that director may be substituted by another director at meetings of the board of directors where the substitute director is expressly appointed by a specific power of attorney, stating, among other things, the votes to be cast on the agenda items for each meeting by the substitute director on behalf of the absent director. Thus, the substitute director, in addition to his or her own vote, will cast the vote previously indicated by the absent director. Meetings of the board of directors must be called at least 72 hours in advance. Meetings of the board of directors may be held via conference call, video conference, email or any other means of communication that allows identification of the members and simultaneous communication with all other persons attending the meeting. The board of directors’ resolutions must be recorded and transcribed in the book of minutes and signed by present directors.

Our board of directors currently has thirteen directors. Antonio Luiz da Cunha Seabra, Guilherme Peirão Leal, Pedro Luiz Barreiros Passos, Roberto de Oliveira Marques, Carla Schmitzberger, Fábio Colletti Barbosa, Gilberto Mifano, Ian Martin Bickley, Jessica DiLullo Herrin, Nancy Killefer, Andrew George McMaster Jr. and W. Don Cornwell were elected at a general meeting of shareholders held on April 30, 2020 and took office on that date. Georgia Garinois-Melenikiotou was elected at the general meeting of shareholders held on April 16, 2021.

The following table sets forth certain information related to the current members of our current board of directors:

Name	Date of Birth	Date of Election	Position Held
Antonio Luiz da Cunha Seabra	March 23, 1942	April 30, 2020	Co-chairman of the Board
Guilherme Peirão Leal	February 22, 1950	April 30, 2020	Co-chairman of the Board
Pedro Luiz Barreiros Passos	June 29, 1951	April 30, 2020	Co-chairman of the Board
Roberto de Oliveira Marques	July 13, 1965	April 30, 2020	Executive Chairman of the Board and Chief Executive Officer of the Group
Carla Schmitzberger	June 21, 1962	April 30, 2020	Independent Director
Fábio Colletti Barbosa	October 3, 1954	April 30, 2020	Independent Director
Gilberto Mifano	November 11, 1949	April 30, 2020	Independent Director

Jessica DiLullo Herrin	November 29, 1972	April 30, 2020	Independent Director
Ian Martin Bickley	October 2, 1963	April 30, 2020	Independent Director

Nancy Killefer	November 16, 1953	April 30, 2020	Independent Director
Andrew G. McMaster, Jr.	November 4, 1952	April 30, 2020	Independent Director
W. Don Cornwell	January 17, 1948	April 30, 2020	Independent Director
Georgia Garinois-Melenikiotou	July 6, 1959	April 16, 2021	Independent Director

The term of office for the members of our board of directors will expire on the date of the annual general meeting at which the Company’s shareholders will vote on the financial statements for the fiscal year ended December 31, 2021.

The following is a summary of the business experience of the members of our board of directors. Unless otherwise indicated, the business address of the members of our board of directors is Avenida Alexandre Colares, No. 1188, Vila Jaguara, in the city and state of São Paulo, Brazil.

Antônio Luiz da Cunha Seabra. Mr. Seabra founded Natura Cosméticos in 1969 and became active on the company’s board of directors in 1998. Since then he has dedicated himself to the construction and development of said company. He started with a small store at Rua Oscar Freire wherein he provided customized consultancy services. Five years later, he expanded the reach of his message and products by adopting the sales method through relations with consultants as Natura’s business model. With a degree in economics, Mr. Seabra developed new products, languages and messages for the beauty industry. He participated actively in the transformation of the organization into one of the largest cosmetics companies in the world, strongly committed to ethics and sustainability. He is currently co-chairman of the board of directors of Natura &Co Holding S.A. and a board member of Instituto Natura. Currently, Mr. Seabra holds the following positions in other companies or organizations from the voluntary sector: (i) Executive Officer at Orexis Participações Ltda. (ownership interests); (ii) Chief Executive Officer at VivaVida Instituto de Ações Solidárias (institute); (iii) Chief Executive Officer at Lisis Participações S.A (holding company); (iv) Executive Officer at Homagus Adm. E Participações Ltda. (administration); (v) Manager at Janos Com. Adm. e Participações Ltda. (holding company); (vi) Managing Officer at Axioma Adm. e Participações Ltda. (administration); (vii) Managing Officer at Heuris Adm. e Consultoria Ltda (administration); (viii) Chief Executive Officer at Lisis Gestão de Participações S.A.

Guilherme Peirão Leal. Mr. Leal has a degree in business administration from the University of São Paulo (USP) and is a former student of the Advanced Administration Program of FDC/INSEAD. He is co-founder of Natura Cosméticos and started his activities on the company’s board of directors in 1998. He is currently a co-chairman of the board of directors of Natura &Co Holdings S.A. and a member of Instituto Natura’s board of directors. Over the past 25 years, he has participated in the creation and promotion of various companies and social organizations, such as the Abrinq Foundation for the Rights of Children and Adolescents, the Ethos Institute of Enterprises and Social Responsibility and the Akatu Institute for Conscious Consumption. He also participated in institutions such as Ashoka—Social Entrepreneurship. After 2000, he was closely involved in various environmental institutions, such as the Brazilian Fund for Biodiversity (Funbio) and WWF Brasil. In 2007, Mr. Leal was one of the founders of the Our São Paulo Movement, which seeks to engage various sectors of the local society aiming at a better, fairer and more sustainable city. Since 2008 he has been focused on structuring his legacy through the Arapyaú Institute, an organization focused on sustainable education and development. In the national elections of 2010, Mr. Leal joined former Senator Marina Silva, then a member of the Green Party, as candidate for vice presidency. Together, they received approximately 20 million votes. In 2012, he helped to fund the Political Action Network for Sustainability – RAPS, a non-partisan institution focused on identifying, supporting, developing and congregating political leaders committed to ethical values and the construction of an inclusive and sustainable development. In the same year, he joined the B-Team, a group formed by international leaders to engage corporations and leaders from all over the word with a new vision of business success, by incorporating social and environmental objectives into profit. Mr. Leal currently holds the following positions with other companies or organizations in the voluntary sector: (i) Managing Officer at Maraé Investimentos Ltda. (administrator); (ii) Manager at Janos Administração e Participações Ltda. (holding company); (iii) President of Utopia Participações S.A. (holding company); (iv) Executive Officer at Dédalus Administração e Participações Ltda. (administration); (v) Executive Officer at SG Debret Participações Ltda. (administration); (vi) Executive Officer at Modusvivendi Participações Ltda. (ownership interest); (vii) Chairman of the board of directors of the Political Action Network for Sustainability – RAPS (institute); (viii) member of the Leaders’ Group of The BTeam (association); (ix) member of the board of directors of the Arapyau Institute of Education and Sustainable Development (institute); (x) member of the board of directors of Biofílica Investimentos Ambientais S/A (investments); (xi) member of board of directors of Instituto Natura (OSCIP); and (xii) member of the Advisory Board of Sempre FEA (association).

Pedro Luiz Barreiros Passos. Mr. Passos is a co-founder of Natura Cosméticos and started his activities on the Company’s board of directors in 1998. He is currently co-chairman of the board of directors and member of the corporate governance committee of Natura &Co Holding S.A. and member of Instituto Natura’s board of directors. He has a degree in Production Engineering with the Polytechnic School at the University of São Paulo. Mr. Passos also holds a postgraduate degree in business administration from Fundação Getúlio Vargas – FGV. Mr. Passos has experience serving different entities and organizations, including in the following positions: (i) member of the board of directors of IEDI (institute); (ii) member of the board of directors of Fundação de Amparo à Pesquisa do Estado de S. Paulo – FAPESP (públic foundation); (iii) member of the board of directors of Endeavor (institute); (iv) member of the board of directors of Fundação Dom Cabral (education); (v) Chairman of the board of directors of SOS Mata Atlântica (institute); (vi) member of the board of Directors of Instituto Semeia (institute); (vii) member of the board of directors of AC Camargo since 2018; and (viii) member of the board of directors of Empresa Brasileira de Pesquisa e Inovação Industrial – EMBRAPII (association).

Roberto de Oliveira Marques. Mr. Marques holds a bachelor’s degree in business administration from the Getúlio Vargas Foundation in São Paulo (FGV-SP). He completed postgraduate studies at the Kellogg School of Management at Northwestern University and the Wharton School at the University of Pennsylvania. Mr. Marques is Executive Chairman of the board of directors, and Chief Executive Officer of the Group. He joined Natura in 2016 as a member of the board of directors. Before joining Natura he served as EVP/President for North America at Mondeléz International. In addition, for over 25 years Mr. Marques worked for Johnson & Johnson, serving as Company Group Chair for North America and in many senior executive global roles in Beauty, Baby, Personal Products, Over-the-Counter and Medical Devices, working and living in countries such as Brazil, Colombia, the United Kingdom, and the United States. He has served as a board member of the Consumer Health Care Products Association, of Enactus, the Grocery Manufacturers Association and the Brazil-U.S. Business Committee of the U.S. Chamber of Commerce. He is currently a member of the USTA Foundation Advisory Board, and at Natura &Co he collaborates with key international stakeholders and leads the group’s work in supporting the UN Sustainable Development Goals. He is a board member of the United Nations Global Compact, the world’s largest sustainability initiative, and serves as its sole representative from Latin America.

Carla Schmitzberger. Ms. Schmitzberger has a degree in Chemical Engineering from Cornell University (Ithaca, New York, United States, 1984). She has also completed a Strategic People Management postgraduate course from the FDC/INSEAD (2001). Ms. Schmitzberger was Vice President of the Sandals Division at Alpargatas SA, managing the company’s global Havaianas business and Statutory Officer throughout her 13-year tenure that ended in December 2019. Previously, she worked at Citibank S/A for eight years, in different roles: Vice President of Marketing and Products (Credicard SA), Vice President of Marketing (Citibank Consumer) and Head of Citibank Credit Cards Brazil. Also, at Citibank, she was responsible for Marketing and Decision Management for Latin America for one year. Ms. Schmitzberger also worked in consumer goods for 11 years at Procter & Gamble in various countries (Germany, Canada and Brazil) in various different product categories (Detergents, Hygiene and Cleaning Products, Cosmetics and Diapers), and at Johnson & Johnson in Brazil for over two years. She joined Natura Cosméticos’ board of directors in 2016 and is currently an independent member of the board of directors and a member of the Organization and People Committee, and the Strategy Committee of Natura &Co Holding S.A. Ms. Schmitzberger currently holds the following positions at other companies: (i) independent member of the board of directors at Lojas Marisa SA (retail); and (ii) independent member of the board of directors at Arco Platform Limited (Ed Tech).

Fábio Colletti Barbosa. Mr. Barbosa is a board member of Itaú-Unibanco, Gávea Investimentos, CBMM (Brazilian Company in Metalworking and Mining) and Hering. Mr. Barbosa joined Natura Cosméticos’ board of directors in 2017 and is currently an independent member of the board of directors of Natura &Co Holding S.A. and a member of its Audit, Risk Management and Finance Committee, and Organization and People Committee. Mr. Barbosa was president of Bank ABN Amro Real from 1996 and, in 2008, following the acquisition of Bank Real by Santander, he became president of Santander Brazil. From 2007 to 2011, he was also president of Febraban. Between 2011 and early 2015 he was president of Abril Mídia. Currently, Mr. Barbosa is also a board member of the OSESP Foundation and Empreender Endeavor Institute; vice president of the board of directors of Fundação Itaú; member of the board of the Public Leadership Center (CLP); and a member of the board of the UN Foundation. In 2011, he was recognized a Personality of the Year by the Brazil-United States Chamber of Commerce in New York. In 2012 he received the prize Campeões da Terra, granted by PNUMA (United Nations Environmental Program, due to his business vision. And in 2017 he was recognized by the World Fund for Education for bringing the topic of value to the forefront of the discussion. Mr. Barbosa has a degree in business administration by the Getúlio Vargas Foundation of São Paulo and holds an MBA from the Institute for Management Development (IMD) in Lausanne, Switzerland. Mr. Barbosa currently holds the following positions with other companies or organizations from the voluntary sector: (i) member of the board of directors of Fundação OSESP (foundation); (ii) member of the board of directors of the UN Foundation (UN Foundation) (foundation); (iii) Chairman of the board of directors of Instituto Empreender Endeavor (institute); (iv) member of the Investments Committee of Gávea Investments (financial institution); (v) member of the board of directors of Itaú Unibanco Holding S.A. (financial institution); (vi) member of the board of directors of the Brazilian Metalworking and Mining Company – CBMM (mining); (vii) member of the board of directors of Cia. Hering (clothing); (viii) member of the board of directors of the Public Leadership Center—CLP (institute); (ix) Executive Chairman of the board of directors of Fundação Itaú (foundation); and (x) a member of the board of directors of AMBEV S.A.

Gilberto Mifano. Mr. Mifano has a degree in business administration from the Business Administration College of the Getúlio Vargas Foundation of São Paulo (FGV-SP), 1972. He has been an independent member of the board of directors of Cielo S/A since 2009, of TOTVS S/A since 2017, of Pacaembu Construtora S/A since 2018 and an advisory director for Pragma Patrimônio Ltda since 2009. From 1994 to 2008 he was CEO at BOVESPA – Bolsa de Valores of São Paulo and CBLC – Companhia Brasileira de Liquidação e Custódia and later, in 2008 and 2009, he was Chairman of the board of directors of BM&FBOVESPA—Bolsa de Valores Mercadorias e Futuros S/A. He was also an independent director for SEB Educacional S/A, Isolux Infrastructure S/A, Baterias Moura S/A, Âmbar S/A and member of the Committee for Sustainability of Banco Santander Brasil S/A. On an international level, for approximately eight years, he was a member and vice president of the executive committees of WFE – World Federation of Exchanges and FIAB – Federación Latino Americana de Bolsas. Before 1994, he was an executive and officer in financial institutions in Brazil. From 2009 to 2016, Mr. Mifano worked as a consultant of the Audit, Risk Management and Finance Committee of Natura S/A. Mr. Mifano is currently an independent member of the board of directors of Natura &Co and Executive Chairman of the Audit, Risk Management and Finance Committee. Currently, Mr. Mifano holds the following positions in other companies or organizations from the voluntary sector: (i) member of the Fiscal Council of the Arapyau Institute; (ii) member of the Advisory Board of RAPS – Political Action Network for Sustainability (institute); and (iii) member of the Fiscal Council of CIEB – Innovation Center for Education (institute). In the past, he was a member of the Fiscal Council of the Natura Institute, President of the board of directors of IBGC—Brazilian Institute of Corporate Governance and a member of the Fiscal Council of Amigos da Poli (institute).

Ian Martin Bickley. Mr. Bickley served as an executive officer of Tapestry, Inc., or “Tapestry,” a NYSE-listed modern luxury lifestyle and accessory brands company including Coach, Kate Spade, and Stuart Weitzman until December 2018. Mr. Bickley held a number of executive roles at Tapestry (formerly Coach, Inc.) between 1993 and 2018. From July 2017 to December 2018, Mr. Bickley served as President, Global Business Development and Strategic Alliances for Tapestry. Prior to his last role with Tapestry, he served as President, International Group for Coach from August 2013 to July 2017, President, Coach International from February 2006 to August 2013, President and Chief Executive Officer of Coach Japan from August 2001 to February 2006, Vice President, Coach Japan from 1997 to 2001 and other successively senior positions since joining in 1993. Mr. Bickley joined the board of directors of Crocs, Inc. (CROX/NASDAQ) in 2015 and served on the Compensation Committee from 2015 until 2019. He currently serves on the Audit Committee (since 2019) and China Acceleration Committee as Committee Chairman (since 2019). Mr. Bickley joined the board of directors of Natura Cosméticos in 2019 and is currently an independent member of the board of directors of Natura &Co Holding S.A., and serves on the strategy committee.

Jessica DiLullo Herrin. Ms. Herrin has a degree in economics from Stanford University. She is the CEO and founder of the brands Stella & Dot, Keep Collective and Ever Skin and is also co-founder of the WeddingChannel.com, one of the main wedding websites in the world, where she also worked as Vice President of product management. Moreover, she worked at Dell Inc. as Senior E-Business Manager and at Neilsen

NetRatings as Senior Product Marketing Manager. In 2016, she wrote her first book “Find Your Extraordinary: Dream Bigger, Live Happier, and Achieve Success on Your Own Terms.” Ms. Herrin has won various prizes and has been recognized for her enterprising achievements at Oprah, Inc. Magazine (Stella & Dot was recognized as one of the private companies with fast growth between 2010 and 2011), Fortune, the New York Times, the Wall Street Journal, InStyle, and Glamour magazine, among others. Ms. Herrin joined Natura Cosméticos’ board of directors in 2018 and is currently an independent member of the board of directors of Natura &Co Holding S.A. Mrs. Herrin currently holds the following positions at other companies or organizations from the voluntary sector: CEO at Stella & Dot Family brands, fashion and beauty.

Nancy Killefer. Ms. Killefer was a Senior Partner at McKinsey & Company, an international management consulting firm, until her retirement in August 2013. Ms. Killefer started at McKinsey in 1979 and held a series of leadership positions, including as a member of the company’s governance board. Ms. Killefer also led the people functions including recruiting and several of the personnel evaluation and compensation committees. From 2000 to 2007 she managed McKinsey’s Washington, D.C. office. From 1997 to 2000, Ms. Killefer was Assistant Secretary for Management, Chief Financial Officer and Chief Operating Officer of the U.S. Treasury Department. In 2000, she returned to McKinsey to create and lead the Public Sector practice. She also served as a member of the Oversight Board of the U.S. Internal Revenue Service, from 2000 to 2005, and as chairwoman of the same body from 2002 to 2004. Ms. Killefer is currently a board member at Cardinal Health and Facebook. She was also chairwoman and a board member of CSRA until 2018, a board member of Taubman & Company board until 2020 and a board member of the Advisory Board until 2017. Ms. Killefer was a member of the board of directors of Avon from 2013 to 2020, and was chairwoman of the Nominating and Corporate Governance Committee and a member of the Compensation Committee. In 2020, she was appointed by Natura &Co to occupy the position of independent member of the Group’s board of directors. Ms. Killefer currently holds the following positions with other companies or organizations from the voluntary sector: (i) independent member of the board of directors and member of the Compensation and Management Development Committee of Cardinal Health, Inc.; and (ii) independent member of the board of directors and Chair of the Privacy Committee and member of the Audit Committee of Facebook, Inc.

Andrew G. McMaster, Jr. Mr. McMaster served as Deputy Chief Executive Officer from 2010 and Vice-Chairman of the board of directors of Deloitte & Touche LLP from 2003 until his retirement in May 2015. He started at Deloitte in 1976 and held several national and global leadership positions, including National Managing Partner, focusing on programs for chief executive officer clients, as well as leader of the Deloitte U.S. and Global Forensic and Dispute Consulting practice. Mr. McMaster was a member of the board of directors of Avon from 2018 to 2020, and Chairman of the Audit Committee and a member of the Financial Committee. In 2020 he was appointed by Natura &Co. Holding S.A. to occupy the position of independent member of the Group’s board of directors. Mr. McMaster currently holds the following positions with other companies or organizations from the voluntary sector: (i) member of the board of directors, member of the Compensation Committee and chairman of the Audit Committee of Black & Veatch Holding Company; (ii) member of the board of directors, member of the Risk Committee and Chairman of the Audit Committee of UBS Americas Holding LLC in the United States, which is a U.S. intermediate holding company for the UBS Group in Switzerland; and (iii) member of the Board of Trustees, Vice-Chairman of the Presidential Search Committee, member of the Executive, Financial Management and Governance Committee and Vice-Chairman of the Investment Committee of Hobart and William Smith Colleges.

W. Don Cornwell. Mr. Cornwell served as chairman of the board and chief executive officer of Granite Broadcasting Corporation from 1988 until his retirement in August 2009, and was Vice-Chairman of the board until December 2009. Previously, Mr. Cornwell served as Chief Operating Officer of the Corporate Finance Department of Goldman, Sachs & Co., from 1980 to 1988, and as Vice President of the Investment Banking Division, from 1976 to 1988. He is currently a trustee of Big Brothers Big Sisters of New York and is Vice-Chairman and a board member at Blue Meridian Partners Inc., a non-profit organization. Mr. Cornwell was an independent director, chair of the Audit Committee, chair of the Regulatory and Compliance Committee and a member of Compensation, Corporate Governance and Sustainability and Science and Technology Committees at Pfizer, Inc. Mr. Cornwell retired from the board of Pfizer in 2020 and was nominated by Pfizer to serve on the board of Viatris, a new healthcare company, created by a merger of the Upjohn business of Pfizer and Mylan. Mr. Cornwell is an independent director, Chairman of Compensation and Management Resources and a member of the nominating and Corporate Governance Committees at American International Group, Inc. Mr. Cornwell was appointed the Lead Director of Avon board of directors in March 2016 and served as a board member at Avon since from 2002 to 2020, was Chair of the Finance Committee, and a member of the Audit Committee and the Nominating and Corporate Governance Committee. He was elected a member of Natura &Co Holding’s board of directors in 2020.

Georgia Garinois-Melenikiotou. Ms. Garinois-Melenikiotou is the former Executive Vice President of Corporate Marketing at Estée Lauder Companies, or “ELC,” responsible for Marketing Excellence capabilities for the entire portfolio of the 30+ brands of ELC, globally. In that role Ms. Garinois-Melenikiotou reported to the chief executive officer and was a member to ELC’s leadership team. During her 11 years with ELC she led the “digital first” transformation of the company. Before joining ELC, Ms. Garinois-Melenikiotou spent 27 years with Johnson & Johnson, where she held leadership positions in seven countries, including Global President of Beauty EMEA, President J&J France, and Global President for Strategy and New Growth. She was one of the architects of the J&J Beauty Global Business Unit and led the creation of the J&J consumer company in France. Ms. Garinois-Melenikiotou serves as an External Independent Director at Inspire Medical (NYSE: INSP), Pulmonx (NYSE: LUNG), and Almirall SA (BME: ALM). Originally from Greece, Ms. Garinois-Melenikiotou holds a master’s degree in Mechanical Engineering from National Polytechnic of Athens and an MBA from MIT Sloan School of Management. She attended MIT Sloan School of Management as a Fulbright Scholar and currently sits on its board.

Executive Officers

Our board of executive officers serves as our executive management body. It is responsible for managing our daily activities and implementing the general policies and guidelines set by our board of directors.

Pursuant to our current by-laws, our board of executive officers must have a minimum of two officers and a maximum of nine officers. Our by-laws require that we have a chief financial officer, a legal and compliance officer, a global operations and procurement offer, a chief executive officer for Latin America, a corporate governance officer, an investor relations officer and the remaining executive officers. Pursuant to Article 21 of our by-laws, our executive officers are elected by our board of directors for a term of three years and may be reelected or removed by the board of directors at any time. Our by-laws also authorize our officers to be appointed to more than one of the positions mentioned above, provided that at least two officers are elected. Every member of the board of executive officers shall be a resident of Brazil, and every member of the board of executive officers may or may not be a shareholder of the Company.

The following table sets forth certain information related to our current executive officers:

Name	Date of Birth	Date of Election	Position Held(1)
José Antonio de Almeida Filippo	October 27, 1960	April 30, 2020	Chief Financial Officer
Itamar Gaino Filho	October 18, 1976	April 30, 2020	Legal and Compliance Officer
Joselena Peressinoto Romero	May 18, 1967	April 30, 2020	Global Operations and Procurement Officer
João Paulo Brotto Gonçalves Ferreira	December 9, 1967	April 30, 2020	Chief Executive Officer for Latin America
Moacir Salzstein	December 31, 1958	April 30, 2020	Corporate Governance Officer
Viviane Behar de Castro	December 12, 1965	April 30, 2020	Investor Relations Officer

(1)	The current holders of the positions were approved at the board of directors’ meeting, held on April 30, 2020.

The term of office of our executive officers will expire on April 30, 2023.

The following is a summary of the business experience of our executive officers. Unless otherwise indicated, the business address of the executive officers is Avenida Alexandre Colares, No. 1188, Vila Jaguara, in the city and state of São Paulo, Brazil.

José Antonio de Almeida Filippo. Mr. Filippo holds a bachelor’s degree in civil engineering from the Federal University of Rio de Janeiro and a postgraduate degree in finance from Pontificia Universidade Católica do Rio de Janeiro – PUC. He also participated in the Management Development Program at Harvard University. Mr. Filippo joined Natura in May 2018 as Chief Financial and Investor Relations Officer. Previously, he was Embraer’s chief financial officer. He currently holds the position of Chief Financial Officer and is a member of the Group Operating Committee of Natura &Co Holding S.A. Prior to working for Embraer, Mr. Filippo was the chief financial officer of Companhia Brasileira de Distribuição (part of the Pão de Açúcar Group), and he also held the position of vice president of finance and investor relations at CPFL Energia S.A

Itamar Gaino Filho. Mr. Gaino Filho holds a degree and a master’s degree in law from the Pontifícia Católica Universidade de São Paulo (PUC-SP) and completed a postgraduate program at CEU Law School, with experience in law, tax and compliance matters at multinational companies. He worked as a senior legal officer for PepsiCo and held management positions at General Motors, Monsanto and Coca-Cola Femsa. He is currently Chief Legal and Compliance Officer of the Natura &Co Group and member of the Group Operating

Committee of Natura &Co, as well as a member of the board of directors of the following subsidiaries of Natura Cosméticos S.A.: The Body Shop International Ltd., Avon Product Inc. and Emeis Holdings (Aesop).

Joselena Peressinoto Romero. Ms. Romero is a food engineer and has participated in executive programs at Pennsylvania State University, Harvard, INSEAD and JIPM (Japan). Her career at Natura Cosméticos started in 2010 as Global Supply Chain Planning Officer. Ms. Romero currently holds the position of Global Operations and Purchasing Director and is a member of the Group Operating Committee of Natura &Co Holding S.A. Prior to that, she held various leadership positions at local and regional positions at Unilever. Her last position was as a vice president of supply chain for Latin America for the Home Care Business.

João Paulo Brotto Gonçalves Ferreira. Mr. Ferreira holds a degree in electrical engineering from the University of São Paulo (USP) and an executive MBA from the University of Michigan in the United States. João Paulo is an Executive Officer for Latin America and a member of the group operating committee of Natura &Co Holding S.A. Before that, Mr. Ferreira joined Natura Cosméticos in 2009 as a vice president of operations and logistics, and he was also a vice president of networks in charge of sales. Mr. Ferreira’s other roles at Natura included leading International Operations and Sustainability Areas. He worked at Unilever for 20 years and his last position was as a vice president of the supply chain. He is currently a member of Instituto Natura’s board and since 2021, he is an independent member of the board of directors of Infracommerce, a business digitization solutions company.

Moacir Salzstein. Mr. Salzstein holds a degree in chemical engineering from the Polytechnic School of the University of São Paulo and a postgraduate degree in business administration and an MBA from FGV-SP. He serves as Corporate Governance Officer for Natura &Co Holding S.A, having previously served as Strategic Planning Officer for Natura Cosméticos. He previously worked for companies such as Monitor Group, Ultrapar Group, Dow/Union Carbide, Itaú, Jaakko Poyry and Promon Engenharia.

Viviane Behar de Castro. Ms. Castro is the Investor Relations Officer at Natura &Co Holding S.A. Before joining Natura in 2018, she served as the investor relations officer at Fleury S.A., after serving as the Investor Relations and Sustainability Officer at Redecard S.A. for eight years. Ms. Castro was previously a managing partner of VB Projetos, where she focused on corporate debt restructuring. She brings more than ten years of experience in investment and corporate banking, having held senior positions at Bank of America and Citibank. Ms. Castro holds a bachelor’s degree in business administration from Fundação Armando Alvares Penteado and participated in the Executive Program at The Wharton School at the University of Pennsylvania.

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

Our fiscal council was installed for the year ended December 31, 2020. While at our annual shareholders’ meeting held on April 16, 2021 our shareholders requested that a fiscal council be installed, this did not occur as there was an insufficient number of candidates. Accordingly, the fiscal council was not installed for the year ended December 31, 2021.

Changes to Our Senior Management

Chief Financial Officer Transition

Mr. José Antonio de Almeida Filippo will be stepping down as Chief Financial Officer at the end of 2021. He will be replaced as Chief Financial Officer by Mr. Guilherme Castellan. Mr. Castellan will be joining the

Company as Deputy Chief Financial Officer in April 2021 and will work closely with Mr. Filippo over the coming months until he takes over as Chief Financial Officer.

Mr. Castellan is a Brazilian national who has worked at the AB InBev group for the past seven years. During this period, he held senior financial positions in New York, São Paulo, Shanghai and Hong Kong. In his last position, he was CFO at Budweiser Brewing Co. APAC Ltd, a listed company based in Hong Kong.

New Member of our Board of Directors and Audit Committee

Ms. Garinois-Melenikiotou was elected as a member of our board of directors and audit committee at our general shareholders’ meeting held on April 16, 2021.

B.	Compensation

Overview

Our compensation practices are divided into fixed and variable compensation (short- and long-term incentives). The objectives of our compensation practices include (1) the alignment of interests between executive management and shareholders, (2) incentivize results generation and an increase in Company value, as well as social and environmental values and (3) the recognition of contributions by, and the retention of, professionals based on market references. The compensation we offer allows us to attract, retain and recognize highly qualified professionals in our management.

Members of our management team are eligible to receive base compensation, variable compensation and indirect benefits. Base compensation is the monthly sum paid which reflects the value of the experience and responsibility of the position of each member of management. The variable portion of the compensation is a way to reward managers for achieving goals based on economic, social and environmental factors, which we believe can help us meet our economic, social and environmental goals.

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

The aggregate amount of compensation paid by Natura &Co Holding to the members of its board of directors and its executive officers for the fiscal year ended December 31, 2020, and by Natura Cosméticos (prior to the completion of the Transaction) to members of its board of directors and its executive officers for the fiscal years ended December 31, 2019 and 2018 are as follows:

	Board of Directors	Board of Executive Officers (*)	Total
	(in thousands of R$)
2018	38,860.5	35,294.7	74,155.1
2019	42,519.9	36,437.9	78,957.8
2020	77,943.8	28,318.5	106,262.3

(*)	Includes an executive remunerated by Natura Cosméticos.

Equity Compensation

We offer long-term incentives for senior executives and employees responsible for its long-term strategy. These programs aim to ensure a sense of ownership, emphasize the relationship between the Company’s performance and compensation, create long-term value at the Company and ensure healthy growth along with a balanced participation in value creation when possible. These equity compensation schemes also help us recruit, retain and engage qualified professionals.

All of the Natura &Co equity plans, award programs and awards were converted to mirror plans, programs and awards adopted and approved at the Natura &Co Holding level. In addition, in line with the Merger Agreement, on the effective time of the Transaction, each outstanding Avon option and share appreciation right was canceled and settled for its spread value, if any, and each outstanding Avon restricted stock unit and performance restricted stock unit prior to such effective time was converted into substantially equivalent awards in Natura &Co Holding with any applicable performance goals measured where possible, but otherwise deemed to be attained at target level. As of the date of this annual report, we have two equity incentive plans pursuant to which further awards may be granted: the Co-Investment Plan, or CIP, and the Long-Term Incentive Plan, or LTIP. The terms of the CIP and the LTIP are substantially similar to those of the Co-Investment Program and the 2019 Program of Natura Cosméticos, respectively, as described below.

Outstanding Options

As of December 31, 2020 and December 31, 2019, the members of our board of directors and executive officers had 10,636,270 and 10,058,320, respectively, options outstanding, and 523,832 and 804,847, respectively, common shares related to the equity incentive programs, with exercise prices ranging from R$11.28 to R$38.78 and expiration dates ranging from March 18, 2021 to March 27, 2030, pursuant to the programs described below.

Stock Option Programs

In 2009, shareholders of Natura Cosméticos approved an evergreen Common Shares Purchase or Subscription Option Granting Program, or the 2009 Share Program, which establishes the general conditions of granting of purchase or subscription option of shares issued by Natura Cosméticos, or the “Options”, with a fixed term and price, to officers and employees of Natura Cosméticos as well as to the officers and employees of other companies that are or may be under the direct or indirect control of Natura Cosméticos. Such eligible participants under the program may invest a maximum of 100% of the net value of their short-term incentives in Natura Cosméticos’ shares, which remain locked up until the Options are exercised according to the following schedule: 50% of Options become vested and exercisable three years after the grant date; however, if such shares are exercised after three years and before four years following the grant date, the other 50% of the Options will be fully canceled. At the end of the fourth year from the grant date, 100% of the Options become vested and exercisable. The maximum term for exercising each Option is eight years after the approval date of the Option grant.

In 2015, shareholders of Natura Cosméticos approved an additional evergreen Common Shares Purchase or Subscription Option Granting Program, or the 2015 Share Program, which establishes the general conditions of granting of Options, with a fixed term and price, to eligible senior executives and employees. Such eligible participants under the program may invest a maximum of 50% of the net value of their short-term incentive in the Natura Cosméticos shares, which remain locked up until the Options are exercised according to the following schedule: one-third of Options become vested and exercisable two years after the grant date, one-third become vested and exercisable three years after the grant date, and the remaining Options become vested and exercisable four years after the grant date. The maximum term for exercising each Option is eight years after the approval date of the Option grant.

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

For the 2015 Restricted Stock Program, the board of directors will determine the number of restricted shares to be awarded from time to time to participants. For the 2017 Restricted Stock Program, eligible participants under the program may invest up to a maximum of 100% of the bonus-acquiring shares from Natura Cosméticos and for each share acquired, Natura Cosméticos will grant to the participant three restricted shares.

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

2019 Long-Term Incentive Program

At the Annual and Extraordinary Shareholders’ Meetings held on April 13, 2019, shareholders of Natura Cosméticos approved an evergreen Performance Shares Program (the “2019 Program”), which establishes the general conditions of granting of performance shares or Options to participants selected by the board of directors as provided under the 2019 Program. The performance shares will only become vested and Options will only become exercisable to the extent the participant remains continuously engaged by Natura Cosméticos or by companies under the direct or indirect control of Natura Cosméticos as an employee, subject to any stipulations regarding the participant’s termination and certain special situations (such as a change of control or other extraordinary event) in accordance with the 2019 Program during the period between the grant date and three years after the grant date. If the grant becomes subject to performance or other conditions, the board of directors will determine whether any applicable dates were complied with. If the grant is an Option, unless otherwise determined by the board of directors, the term for the exercise of the Option shall be 30 days after it becomes exercisable. The exercise period for the Option may not be extended beyond 10 years from the grant date.

2019 Co-Investment Program

At the Annual and Extraordinary Shareholders’ Meetings held on April 13, 2019, shareholders of Natura Cosméticos approved an evergreen co-investment program (the “Co-Investment Program”) which aims to connect short-term incentives (such as annual bonuses or profit-sharing results) with long-term incentives by providing for the granting of equity interests conditioned upon investment by the participant of part of his or her annual bonus and/or profit-sharing results. A grant under the Co-Investment Program will only become vested to the extent that the participant remains continuously engaged by Natura Cosméticos or by companies under the direct or indirect control of Natura Cosméticos as an employee, subject to any stipulations regarding the participant’s termination and certain special situations (such as a change of control or other extraordinary event) in accordance with the Co-Investment Program. Each grant will be divided into three tranches (each a “Tranche”). The first and second Tranches shall each correspond to one-third of the total number of shares granted, whereas the third Tranche shall correspond to the balance of shares under such grant. The Tranches will vest according to the following schedule: the first Tranche will vest on the first anniversary following the grant date, the second Tranche will vest on the second anniversary of the grant date, and the third Tranche will vest on the third anniversary following the grant date. If the grant is an Option, unless otherwise determined by the board of directors, the term for the exercise of the Option shall be 30 days after it becomes exercisable. The exercise period for the Option may not be extended beyond 10 years from the grant date.

Retirement Benefits

Our directors and executive officers participate in a defined contribution incentive savings pension plan maintained by the Company (the “Natura Retirement Plan”). The Company matches 60% of the executive’s contribution up to a certain limit. This is the same plan that is offered to all employees of Natura Cosméticos in Brazil.

For the fiscal years ended December 31, 2020 and 2019, a total amount of R$0.055 million and R$0.026 million, respectively, had been set aside or accrued to provide benefits under the Natura Retirement Plan for members of Natura Cosméticos S.A.’s board of directors and our executive officers.

Certain Relationships of Members of Our Board of Directors with Third Parties

Certain of our directors hold equity interests in companies that maintain relations with Natura &Co Holding and/or its subsidiaries, as detailed below:

•	Mr. Antonio Luiz da Cunha Seabra, Mr. Guilherme Peirão Leal and Mr. Pedro Luiz Barreiros Passos are indirect controlling shareholders of Fundo Imobiliário Bresco Logística. Bres Itupeva Empreendimentos Imobiliários Ltda. has provided services to a subsidiary of Natura Cosméticos in the last three years and was merged into Fundo Imobiliário Bresco Logística on August 30, 2019. Prior to this merger Mr. Antonio Luiz da Cunha Seabra, Mr. Peirão Leal and Mr. Pedro Luiz Barreiros Passos were the indirect controlling shareholders of Bres Itupeva Empreendimentos Imobiliários Ltda.

•	Mr. Guilherme Peirão Leal, Mr. Pedro Luiz Barreiros Passos and Mr. Antonio Luiz da Cunha Seabra are also part of the controlling group of Raia Drogasil S.A. This company has engaged in business with Natura.

See also “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Party Transactions Policy of Natura &Co Holding—Principal Related Party Transactions.”

Directors’ and Officers’ Insurance

We have put in place a directors and officers liability insurance policy which we renew on an annual basis. The policy covers losses and damages suffered by third parties arising from acts related to the exercise of functions and powers by our board of directors and/or executive officers. In accordance with market practice, we have also entered into indemnity agreements with our executive officers and members of our board of directors to provide them with additional protection against losses which they may incur in connection with the exercise of their function and which are not covered by the directors’ and officers’ liability insurance policy.

C.	Board Practices

Committees of Our Board of Directors

Audit, Risk Management and Finance Committee

In 2011, the CVM approved Instruction No. 509/2011, which amended Instruction CVM No. 308/1999, governing the comitê de auditoria estatutário (statutory audit committee), an audit committee established under the by-laws of issuers that are subject to certain requirements under the CVM rules. Effective January 2018, the B3 listing rules for its Novo Mercado segment require that a company listed on the Novo Mercado (such as ours) create and implement an audit committee in accordance with the CVM rules. The Novo Mercado segment of the B3 is a premium listing segment for Brazilian companies that meet the highest standards of corporate governance.

Our audit, risk management and finance committee was approved by our board of directors at a meeting held on July 17, 2019. The audit, risk management and finance committee is an advisory committee of our board of directors, as provided for in Article 27 of Natura &Co Holding’s by-laws, that provides assistance in matters involving our accounting, internal controls, financial reporting, risk management and compliance, among others, as set forth in Article 28 of our by-laws. According to CVM Instruction No. 509/2011 and Natura &Co Holding’s by-laws, our audit, risk management and finance committee must have at least three members of whom (1) at least one must be an independent director (as defined in the Novo Mercado rules), to be appointed by our board of directors; (2) at least one must have recognized experience in corporate accounting (in compliance with the applicable rules of the CVM); (3) at least one shall not be a member of our board of directors; and (4) one may have the qualifications described in items (1) and (2).

The following table sets forth certain information related to the current members of our audit, risk management and finance committee:

Name	Date of Birth	Date of Election	Position Held(1)
Gilberto Mifano	November 11, 1949	January 30, 2020	Chairman
Andrew G. McMaster Jr.	November 4, 1952	January 30, 2020	Member
Fábio Colletti Barbosa	October 3, 1954	January 30, 2020	Member
Georgia Garinois-Melenikiotou	July 6, 1959	April 16, 2021	Member
Roberto de Oliveira Marques	July 13, 1965	January 30, 2020	Member
Luiz Carlos Passetti	October 7, 1958	March 30, 2020	Member

(1)	With the exception of Roberto de Oliveira Marques, all the members of our audit, risk management and finance committee are independent as defined in the Novo Mercado rules.

The audit, risk management and finance committee currently has five members elected by the board of directors, whose terms of service will expire at the latest on the date that is 10 years from the date of such member’s election.

We present below a brief biographical description of each member of our audit, risk management and finance committee.

Gilberto Mifano. See “—Board of Directors.”

Andrew G. McMaster Jr. See “—Board of Directors.”

Fábio Colletti Barbosa. See “—Board of Directors.”

Georgia Garinois-Melenikiotou. See “—Board of Directors.”

Roberto de Oliveira Marques. See “—Board of Directors.”

Luiz Carlos Passetti. Mr. Passetti is an accountant with a bachelor’s degree from the Economic Sciences College of São Paulo, in addition to courses at the Getúlio Vargas Foundation and Harvard. He has over 35 years of experience in audit and consultancy at Ernst & Young, with the last 25 years as a partner. Throughout his career, he has dedicated himself to large Brazilian and international companies listed both at the CVM and at SEC. He was the chairman of the Governance Board of Ernst & Young South America and a member of the Board of Ernst & Young Americas and Global. Mr. Passetti is also a member of the Audit, Finance and Risk Committee of Marilan S.A. and the Audit and Risk Committee of the IBGC – Brazilian Institute for Corporate Governance, as well as an external and independent member of the Board of Directors of São Salvador Alimentos S.A.

Organization and People Committee

Our organization and people committee was created on January 30, 2020 by our board of directors. This committee is composed of at least three and no more than six members, all of whom must be members of the board of directors and one of whom shall chair the committee. The organization and people committee currently has four members that were elected by the board of directors on January 30, 2020 for a two-year term.

The organization and people committee is responsible for assisting the board of directors in making decisions regarding strategies, policies and rules related to human resources, corporate development and management systems and ensuring compliance therewith in relation to people planning and development, compensation and benefits of our management.

The following table sets forth certain information related to the current members of our organization and people committee:

Name	Date of Birth	Date of Election	Position Held
Fábio Colletti Barbosa	October 3, 1954	January 30, 2020	Chairman
Carla Schmitzberger	June 21, 1962	January 30, 2020	Member
Roberto de Oliveira Marques	July 13, 1965	January 30, 2020	Member
Nancy Killefer	November 16, 1953	January 30, 2020	Member

The term of service for members of the organization and people committee will expire on January 30, 2022.

We present below a brief biographical description of each member of our organization and people committee.

Fábio Colletti Barbosa. See “—Board of Directors.”

Carla Schmitzberger. See “—Board of Directors.”

Roberto de Oliveira Marques. See “—Board of Directors.”

Nancy Killefer. See “—Board of Directors.”

Strategy Committee

Our strategy committee was established on January 30, 2020 by the board of directors. This committee is composed of at least three and no more than six members, all of whom must be members of the board of directors and one of whom shall chair the committee. The strategy committee currently has three members that were elected by the board of directors on January 30, 2020 for a two-year term.

The strategy committee is responsible for, among other things, helping to oversee and guide our corporate strategy, observing the strategic guidelines approved by the board of directors, promoting the Company’s concepts, values and beliefs and supporting its continuity.

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

Roberto de Oliveira Marques. See “—Board of Directors.”

Carla Schmitzberger. See “—Board of Directors.”

Ian Martin Bickley. See “—Board of Directors.”

Corporate Governance Committee

The corporate governance committee is responsible for overseeing the operations of our entire corporate governance system, following the evolution of best domestic and international corporate governance practices and proposing adjustments and improvements to our corporate governance system whenever it deems necessary. The committee also ensures compliance with the corporate governance guidelines approved by the board of directors.

The corporate governance committee is composed of at least three, but no more than five, members, one of whom shall chair the committee. The committee must include at least one of the co-chairmen of the board of directors, the executive chairman of the board of directors and one other director appointed by the board of directors.

The corporate governance committee currently has four members that were elected by the board of directors on January 30, 2020 for a two-year term.

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

Guilherme Peirão Leal. See “—Board of Directors.”

Pedro Luiz Barreiros Passos. See “—Board of Directors.”

Antônio Luiz da Cunha Seabra. See “—Board of Directors.”

Roberto de Oliveira Marques. See “—Board of Directors.”

Group Operating Committee

Our group operating committee is responsible for assisting, advising and supporting the leadership and management of our business units within Natura &Co. The committee’s responsibilities include assisting the board of directors and the Chief Executive Officer of the Group in defining and implementing our global strategy, overseeing our business units, and identifying potential synergies and opportunities within our business. The group operating committee currently has 12 members who were elected by the board of directors on January 30, 2020 for a two-year term. Our group operating committee is an advisory body directly linked to the board of directors.

The following table sets forth certain information related to the current members of our group operating committee:

Name	Date of Birth	Date of Election	Position Held
Roberto de Oliveira Marques	July 13, 1965	January 30, 2020	Chairman
João Paulo Brotto Gonçalves Ferreira	December 9, 1967	January 30, 2020	Member
David Philip Boynton	March 30, 1963	January 30, 2020	Member
Michael O’Keefe	March 15, 1970	January 30, 2020	Member
Joselena Peressinoto Romero	May 18, 1967	January 30, 2020	Member
Robert Claus Chatwin	May 16, 1970	January 30, 2020	Member
Itamar Gaino Filho	October 18, 1976	January 30, 2020	Member
Paula Leeson Fallowfield	August 22, 1967	January 30, 2020	Member
José Antonio de Almeida Filippo	October 27, 1960	January 30, 2020	Member
Silvia Freire Dente da Silva Dias Lagnado	August 25, 1963	January 30, 2020	Member
Kay Nemoto	December 7, 1971	January 30, 2020	Member
Angela Cretu	September 10, 1974	January 30, 2020	Member

The term of service for members of the group operating committee will expire on January 30, 2022.

We present below a brief biographical description of each member of our group operating committee.

Roberto de Oliveira Marques. See “—Board of Directors.”

João Paulo Brotto Gonçalves Ferreira. See “—Board of Executive Officers.”

David Philip Boynton. Mr. Boynton holds a degree in food science from the University of Leeds. He spent 10 years at L’Occitane en Provence, where he was a member of the global leadership committee and jointly Managing Director of Western Hemisphere Markets and Chief Executive of the U.S. During his tenure at L’Occitane, Mr. Boynton was operationally responsible for a geographically diverse group of more than 600 boutiques in 14 countries, including the U.S., Western Europe and Australia. At various times he led L’Occitane’s global commercial and digital strategies and the development of its store concept. Prior to L’Occitane, he held a number of senior roles at A.S. Watson in Hong Kong and Taiwan and has a strong knowledge of the North Asia region. Mr. Boynton was appointed Chief Executive Officer of The Body Shop in December 2017, after previously having held the same role at Charles Tyrwhitt Limited, a premium international men’s apparel company based in London.

Michael O’Keefe. Mr. O’Keefe holds a bachelor’s degree in electronic engineering (Hons) and computer science from La Trobe University, and has over 20 years of experience, including in general management, corporate development, product development, manufacture, retail, business operation and strategy. He has lived and worked in Australia, the United Kingdom, Japan, France and Italy. Currently, he is the CEO and an officer at Aesop, the most creative and differentiated skincare company in the world, with stores in 30 countries worldwide. He specializes in R&D and product development; finance and accounting; M&A; IT and digital; marketing and branding; retail; and international business development.

Joselena Peressinoto Romero. See “—Executive Officers.”

Robert Claus Chatwin. Mr. Chatwin holds a degree in economics and an MBA from IMD in Switzerland. He is also a chartered accountant certified by the Institute of Chartered Accountants of England and Wales (ICAEW). He has held several positions at Royal Philips Electronics, including as Global CEO Philips Avent, Vice President of Mergers & Acquisitions, and Head of Strategy and New Business Development in the Consumer Division in Amsterdam, and at Philips LATAM in São Paulo. He also worked at HSBC Investment Bank in London, and at KPMG Corporate Finance in London and Brazil.

Itamar Gaino Filho. See “—Executive Officers.”

Paula Leeson Fallowfield. Ms. Fallowfield holds a bachelor’s degree in political science from the University of Iowa. Upon graduation, she held a variety of positions in human resources in the U.S. before relocating to London, UK, to work at Harrods, first leading the resourcing and talent functions and then ultimately as the deputy director of human resources.  Ms. Fallowfield then established her own firm, “Fallow & Co.,” privately registered in the UK and trading across Europe, Middle East and Asia, with which she developed a solid client base and providing resourcing, talent management and organizational design support to clients across the luxury and beauty sector such as LVMH, Burberry, Space NK, Links of London, Boden, L’Oreal, Estee Lauder and others. Ms. Fallowfield then moved back in-house to work for the luxury brand Burberry, occupying positions such as Global Vice President of Talent, and Vice President, Human Resources for Europe, Middle East and Africa. She joined Aesop in  2017 as Chief Human Resources Officer and was responsible for all human resources related matters with a focus on organizational design; talent development; and core skills and resources. She became a member of the Group Operating Committee in 2018 and now serves as the head of human resources for the Natura &Co group.

José Antonio de Almeida Filippo. See “—Executive Officers.”

Silvia Freire Dente da Silva Dias Lagnado. Ms. Lagnado has been Sustainable Growth Officer at Natura &Co Holding since February 1, 2020, having been an independent member of the board of directors of Natura Cosméticos S.A. from July 2014 to February 20, 2020. She received a bachelor’s degree from the Polytechnical College of São Paulo in 1986. She was Executive Vice President and Global Marketing Officer at McDonald’s Corporation from August 2015 to October 2019, and President of Bacardi Global Brands from June 2010 to November 2012. She also worked at Unilever from 1986 to 2010, having been Global Executive Vice President of the Culinary Category, in addition to having worked in various other international positions during the 25 years in which she worked at the company. She was an independent member of the board of Sapient, headquartered in Boston, USA, from 2013 to 2015, and Britvic PLC, from 2014 to 2015, a production and marketing company of soft drinks in the United Kingdom.

Kay Nemoto. Ms. Nemoto has an MBA from the London Business School. She started her career in banking and private equity, managing portfolio businesses. An expert in operational turnaround of companies, she played a key role in the transformation and strategy of Avon, while on secondment from the company’s strategic partners, Cerberus Operations & Advisory Company, “COAC,” since July 2017. She subsequently took on the position of Head of Strategy and Chief Human Resources Officer at Avon Products Inc. in February 2019, with the goal of streamlining and simplifying Avon, with direct responsibility of speeding up Avon’s recovery. Ms. Nemoto also played a key role in the M&A process and planning of transactions and integration with Natura &Co. During her role as an operations executive of COAC, she successfully led turnaround teams in several portfolio companies. She also has over 10 years of experience in management consultancy and advisory positions, including Ernst & Young, Operations Transaction Services and AlixPartners, a consultancy company specialized in restructuring and turnarounds.

Angela Cretu. Ms. Cretu received her M.S. degree from the Bucharest Academy of Economic Studies, Economic Cybernetics, Statistics and Informatics in 1997, and completed the Executive Education Program at the London Business School in 2006. She started her career at Avon 20 years ago, having held several positions, including Vice President of Global Business Model Innovation at the New York headquarters, from 2009 to 2011, Group Vice President of Avon Russia & Eastern Europe from 2011 to 2014, Group Vice President of Avon Turkey, Middle East & Africa from 2014 to 2016, Group Vice President of Central Europe from 2016 to 2020 and is currently the CEO of Avon International, part of the Natura &Co Group.

D.	Employees

Employees and Labor Unions

Natura &Co

As of December 31, 2020, Natura &Co had 36,223 employees. The following table shows Natura &Co’s number of employees as of the dates indicated:

	As of December 31,
	2020	2019	2018
Location:
Natura	6,796	6,822	6,642
Avon	19,151	n.a	n.a
The Body Shop	7,802	9,111	9,062
Aesop	2,474	2,652	2,414
Total	36,223	38,085	41,118

Our relationship with our employees is subject to the terms and conditions set forth in each of the collective labor agreements executed by it with the local unions to which its employees belong.

The following tables set forth a breakdown of Natura &Co’s employees by business division, function and geography as of the dates indicated.

Natura

As of December 31, 2020, we had 6,796 employees working in our Natura operations. The following table shows the number of employees by geographic location for the periods indicated:

	As of December 31,
	2020	2019	2018
Location:
Argentina	755	716	690
Brazil	5,064	5,085	4,958
Chile	227	225	224
Colombia	378	402	378
France	12	16	21
Mexico	138	133	122
Peru	212	224	228
United States	10	21	21
Total	6,796	6,822	6,642

The following table shows the number of Natura employees by role for the periods indicated:

	As of December 31,
	2020	2019	2018
Role:
Production positions	1,796	1,972	2,062
Administrative positions	4,173	4,120	3,902
Management positions	738	672	623
Executive positions	89	58	55
Total	6,796	6,822	6,642

The Body Shop

As of December 31, 2020, we had 7,802 employees in our The Body Shop operations, including office employees and retail employees. The following table shows the number of The Body Shop employees by geographic location for the periods indicated:

	As of December 31,
	2020	2019	2018
Location:
Australia	1,039	1,065	991
Austria	74	96	100
Belgium	65	94	76
Brazil	118	80	92
Canada	762	1,155	994
Chile	71	82	73
Denmark	97	111	132
France	336	389	347
Germany	341	523	522
Hong Kong	209	242	280
Ireland	42	—	—
Japan	375	—	—
Luxembourg	6	5	5
Macau	13	14	16
Mexico	19	18	17
Monaco	—	—	—
Netherlands	135	170	185
Portugal	115	137	139
Singapore	256	297	281
Spain	227	293	283
Sweden	216	243	256
United Kingdom	2553	3,105	3,173
United States	733	992	1,100
Total	7,802	9,111	9,062

Aesop

As of December 31, 2020, we had 2,474 employees in our Aesop operations, including office employees and retail employees. The following table shows the number of Aesop employees by geographic location for the periods indicated:

	As of December 31,
	2020	2019	2018
Location:
Oceania	642	748	793
Europe	570	656	567
Americas(1)	399	439	382
Asia	863	809	671
Total	2,474	2,652	2,413

(1)	Includes Brazil.

Avon

As of December 31, 2020, we had 19,151 employees in our Avon operations, including office employees. The following table shows the number of Avon employees by geographic location for the periods indicated:

As of December 31, 2020

Location:
Oceania	—
Europe	6,160
Americas(1)	11,000
Asia	1,088
Africa	903
Total	19,151

(1)	Includes Brazil.

Compensation and Benefits

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

Our long-term incentive programs (our Long-Term Incentive Plan and Co-investment Plan as described in “Item 6. Directors, Senior Management and Employees—B. Compensation”) are part of a strategy for retention of our management team and employees, with the purpose of generating value for our shareholders. Moreover, it increases the variable component as a percentage of compensation for program participants across our organization.

These programs aim to align expectations of shareholders and program participants with our long-term performance, incentivize improved performance of our management team, give program participants the opportunity to become our shareholders and encourage them to add value to our organization. Other benefits include giving employees a more entrepreneurial and corporate perspective (by sharing in our risks and earnings), harmonizing and improving relations between the companies within our organization, encouraging retention of the management team and employees and increasing our attractiveness to potential hires.

In addition, part of the program aims to connect short-term incentives (annual bonuses and/or profit-sharing awards) with long-term incentives by granting awards conditioned upon the investment by the participant of part of the annual bonus and/or profit-sharing awards.

For more information on the compensation of our directors and officers, see “—B. Compensation.”

E.	Share Ownership

Certain of our directors are also controlling shareholders of Natura &Co Holding and shareholders of companies that are signatories to the Shareholders’ Agreement:

•	Mr. Antonio Luiz da Cunha Seabra, Co-Chairman of the Board of Directors, is one of our direct controlling shareholders. He is a signatory of our Shareholders’ Agreement. He forms the “Seabra Control Block” jointly with Ms. Lucia Helena Rios Seabra, who is also a signatory of the Shareholders’ Agreement.

•	Mr. Antonio Luiz da Cunha Seabra is also an indirect controlling shareholder in our Company through Orbix Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior, which is a direct controller of Kairós Fundo de Investimento em Ações – Investimento no Exterior, which in turn owns an interest in our Company and is also a signatory to the Shareholders’ Agreement.

•	Mr. Guilherme Peirão Leal, Co-Chairman of the Board of Directors, is one of our direct controlling shareholders and a signatory of our Shareholders’ Agreement. He forms the “Leal Control Block” with Mr. Felipe Pedroso Leal and Mr. Ricardo Pedroso Leal, and both are also signatories of the Shareholders’ Agreement.

•	Mr. Guilherme Peirão Leal is also an indirect controlling shareholder through Sirius III Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior, which owns an interest in our Company and is also a signatory to the Shareholders’ Agreement.

•	Mr. Pedro Luiz Barreiros Passos, Co-Chairman of the Board of Directors, is a direct and indirect controller, through Passos Participações S.A., a Brazilian corporation, and Fundo de Investimento de Ações Veredas – Investimento no Exterior, an investment fund which forms the “Passos Control Block” with Mr. Pedro Luiz Barreiros Passos. Mr. Pedro Luiz Barreiros Passos and the abovementioned entities are signatories of the Shareholders’ Agreement.

The table below sets forth the beneficial ownership of our board of directors, board of executive officers and controlling shareholders in Natura &Co Holding’s share capital as of December 31, 2020:

	Shares Held	Options Outstanding(1)(2)
Controlling Shareholders	533,163,292	—
Other Directors	477,062	7,174,799
Other Executive Officers	537,552	2,214,237
Total	534,177,906	9,389,036

(1)	The information provided relates to our equity incentive plans.

(2)	These figures follow the normal compensation and benefits reporting, pursuant to which the definition of “outstanding” is unvested, exclusive of options that have vested but are unexercised. The estimated number of vested but unexercised options is 2.9 million, with a weighted average exercise price of R$16.21. These figures were provided by Natura &Co’s registrar bank on December 31, 2020 The vested but unexercised options were granted under Natura &Co’s stock option program and will expire within 10 years. We do not expect further awards to be granted under this program.

See also “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ Agreements and Other Arrangements of Natura &Co Holding” for additional information on the shareholders’ agreement relating to Natura &Co Holding.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of April 12, 2021, our issued and outstanding share capital was R$12,638,895,546.63, fully issued and paid in comprising 1,377,449,886 common shares, nominative and without nominal value. Our current share capital was validated by our shareholders at the annual meeting held on April 16, 2021.

The following table sets forth, as of April 12, 2021, except where otherwise noted, certain information with respect to the number of common shares beneficially owned (as defined by the SEC’s rules and regulations) by (1) each of our executive officers, (2) each member of our board of directors, (3) all current executive officers and directors as a group and (4) each person known to us to own beneficially more than 5% of our outstanding common shares.

Shareholders	Total Number of Common Shares	Percentage
Antonio Luiz da Cunha Seabra	199,151,684	14.458%
Fabio Dalla Colletta de Mattos	4,367,930	0.317%
Fabricius Pinotti	6,324,444	0.459%
Felipe Pedroso Leal	45,349,492	3.292%
Fundo de Investimento de Ações Veredas Investimento no Exterior(1)	22,516,378	1.635%
Guilherme Peirão Leal	99,342,778	7.212%
Gustavo Dalla Colletta de Mattos	4,367,930	0.317%
Kairós Fundo de Investimento em Ações – Investimento no Exterior(2)	5,236,954	0.380%
Lucia Helena Rios Seabra	96	0.000%
Maria Heli Dalla Colleta de Mattos	24,305,810	1.765%
Norma Regina Pinotti	37,942,838	2.755%
Passos Participações S.A.(3)	50,670	0.004%
Pedro Luiz Barreiros Passos	26,231,646	1.904%

Shareholders	Total Number of Common Shares	Percentage
Ricardo Pedroso Leal	45,349,492	3.292%
RM Futura Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior(4)	1,303,309	0.095%
Sirius III Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior(5)	4,997,397	0.363%
Vinicius Pinotti	6,324,444	0.459%
Subtotal	533,163,292	38.707%
Other Directors	477,062	0.035%
Other Executive Officers	620,201	0.045%
All Directors and Management	1,097,263	0.080%
Others	842,986,808	61.198%
Treasury shares	202,523	0.015%
Total	1,377,449,886	100.00%

(1)	Fundo de Investimento de Ações Veredas Investimento no Exterior is controlled by Pedro Luiz Barreiros Passos.

(2)	Kairós Fundo de Investimento em Ações – Investimento no Exterior is controlled by Antonio Luiz da Cunha Seabra.

(3)	Passos Participações S.A. is controlled by Pedro Passos, a member of our board of directors. The shareholding above represents the sum of the equity held by the individual person and the legal entity.

(4)	RM Futura Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior is controlled by Maria Heli Dalla Costa Mattos.

(5)	Sirius III Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior is controlled by Guilherme Peirão Leal.

As of April 12, 2021, there were a total of 3,701 registered holders of ADSs and 38,256,451 ADSs outstanding, representing 76,512,902 common shares or 5.55% of outstanding common shares. Since some of these ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial holders. Our major shareholders do not have different voting rights.

Shareholders’ Agreements and Other Arrangements of Natura &Co Holding

Passos Participações S.A., Antonio Luiz da Cunha Seabra, Guilherme Peirão Leal, Pedro Luiz Barreiros Passos, Fundo de Investimento de Ações Veredas – Investimento no Exterior, Felipe Pedroso Leal, Ricardo Pedroso Leal, Norma Regina Pinotti, Vinicius Pinotti, Fabricius Pinotti, Maria Heli Dalla Colletta de Mattos, Gustavo Dalla Colletta de Mattos, Fabio Dalla Colletta de Mattos, Lucia Helena Rios Seabra and Natura &Co Holding, as an intervening party, are parties to the Shareholders’ Agreement, which was entered into on September 4, 2019. In addition, the following investment vehicles acceded to the Shareholders’ Agreement after its execution: (i) Kairós Fundo de Investimento em Ações – Investimento no Exterior, which is indirectly controlled by Mr. Antonio Luiz da Cunha Seabra; (ii) Sirius III Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior, which is directly controlled by Mr. Guilherme Peirão Leal; and (iii) RM Futura Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior, which is directly controlled by Mrs. Maria Heli Dalla Colletta de Mattos.

The Shareholders’ Agreement will remain in force until February 12, 2025. All signatories to the Shareholders’ Agreement, as well as their successors, on any account, shall exercise their respective voting rights in accordance with the provisions of the Shareholders’ Agreement.

The Shareholders’ Agreement signatories are organized into five groups (the “Shareholder Groups”) that each have a representative (the “Group Representative”), whose main duties are to represent their Shareholder Group in its relations with the other Shareholder Groups, to represent their Shareholder Group at Preliminary Meetings (as defined below), to consider and vote on any and all matters discussed at Preliminary Meetings, and to represent the Shareholder Group and each member of the Shareholder Group in the exercise of all rights and in the compliance with all obligations established by the Shareholders’ Agreement.

The Shareholders’ Agreement states that Natura &Co Holding shareholders’ meetings will be preceded by a meeting of the Group representatives, or the Preliminary Meeting, to discuss each of the matters on the agenda of the Natura Cosméticos shareholders’ meeting. Approvals at the Preliminary Meeting will be subject to the favorable vote of Group representatives holding at least 60% of the shares present at such Preliminary Meeting. At the Preliminary Meeting, each Share with the right to vote, held by a party belonging to a Shareholder Group represented by a Group Representative at the Preliminary Meeting, will be entitled to one vote. The decisions approved at the Preliminary Meeting will bind the vote of all parties at the respective Natura Cosméticos shareholders’ meeting.

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

In the event of any breach or delay in performance of the Shareholders’ Agreement, if the defaulting party fails to remedy the breach within 90 days of receiving notice of the default, the right to vote at the Preliminary Meetings conferred on the shares held by the defaulting party will be suspended, and the parties not in default must convene a Preliminary Meeting to suspend the voting rights of the defaulting party. The suspension of voting rights of one of the parties will not lead to the suspension of voting rights of other parties in the Shareholder Group. Once the breach is remedied, the shares held by the defaulting party will once again have the right to vote at the Preliminary Meetings.

The Shareholders’ Agreement establishes rules for the election of directors, including that its signatories must always elect the highest possible number of directors and that the board of directors will consist of at least nine and a maximum of 13 members, 20% or two, whichever is greater, at least, of whom must be independent directors, elected for a unified term, with the possibility of reelection.

In connection with the transfer of shares by the signatories to the Shareholders’ Agreement and the preemptive right to acquire shares, the Shareholders’ Agreement provides, among other things, that:

•	the sale of shares owned by the signatories may only take place in strict observance of the Shareholders’ Agreement, and any acquirer or assignee of the shares must subscribe to the Shareholders’ Agreement;

•	shareholders who wish to sell their shares, in whole or in part, must first obtain from the interested third party a written offer, in good faith, in a binding and irrevocable manner, including the price to be paid and the number of shares offered. The selling shareholders then must, through the Group Representative of the Shareholders’ Group to which they belong, notify other parties belonging to other Shareholders’ Groups of their intention to sell shares and grant such parties preemptive rights to acquire the shares. The exercise of the preemptive rights by the offered parties must be received in writing within 60 days from the receipt of such notice of sale;

•	if any legal entity shareholder that is the object of a sale of interest has, for any reason, liabilities or contingencies, the party who had exercised the preemptive right can deduct the amount corresponding to said liabilities and any contingencies not related to the shares or Natura &Co Holding from the acquisition price in the offer made, regardless of the chance of loss or materialization of said liabilities and contingencies; provided that in the case of disagreement regarding the value of said liabilities and contingencies, the party that exercised the preemptive right and the legal entity shareholder must select a specialized audit firm to determine the value of said liabilities and contingencies, and that value shall be final and binding on the parties;

•	a Group Representative can delink shares equivalent to twenty percent (20%) of the net equity held by all the parties who are members of his Shareholder Group, in the same proportion among them, for sale on the stock exchange, at any time and to any person, while the Shareholders’ Agreement is in effect; provided that the Group Representative informs the other Group representatives of the other Shareholder Groups, in writing, of the plan to sell said shares on the stock market and gives them the same period, of up to, but no more than, 10 calendar days to pay the market price for all the shares that the parties wish to sell. The delinking of shares may only be disproportionate among the parties to a Shareholder Group if unanimously approved by the parties of said Shareholder Group; and

•	if a signatory to the Shareholders’ Agreement decides to sell shares representing an amount greater than or equal to 10% of the total shares to any third parties, the other signatories will be entitled to jointly sell the shares held by them, in proportion to the shares held by the offering party being sold in the transaction.

The Shareholders’ Agreement does not restrict the right to vote of members of the board of directors.

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

As per our Related Party Transaction Policy, we define Related Parties as (i) those, directly or indirectly, related by means of one or more intermediaries, when the party (a) controls, is controlled by, or is under our common control (including our controlling shareholder and subsidiaries); (b) holds equity that provides material influence on Natura &Co Holding; or (c) exercises common control of Natura &Co Holding; (ii) Natura &Co Holding’s associated companies; (iii) joint ventures which Natura &Co Holding is an investor; (iv) key members of Natura &Co Holding’s management or its controller companies; (v) family relatives or relatives of any person mentioned on items (i) or (iv) above; (vi) any subsidiary, with common control or materially influenced by, or which the material voting rights are held by any person mentioned on items (iv) or (v); and (vii) any company which promotes post-employment benefit plan in favor of our employees.

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

In the event of a potential conflict of interest between a matter under discussion and any member of our management team, we endeavor to comply with the Brazilian Corporation Law, and said member of our management team must abstain from voting on such matter. The remaining members of our management team who do not have a potential conflict of interest will make a decision on such matter. Pursuant to Article 156, of the Brazilian Corporation Law, an officer may not take part in any corporate transaction in which he has an interest that conflicts with the company’s interests, nor in the approval of resolutions by other officers with respect to such matters. Any such conflicted officer, pursuant to the abovementioned rule, must disclose his disqualification to the other officers and have the nature and extent of his interest to be recorded in the minutes of the meeting of the company’s applicable corporate body.

Principal Related Party Transactions

Our principal related party transactions are as follows:

•	On June 5, 2012, Natura Indústria entered into an agreement with Bres Itupeva Empreendimentos Imobiliários Ltda., or Bres Itupeva, for the construction and lease of processing, distribution, storage, in the city of Itupeva in the state of São Paulo and a distribution center, also in the city of Itupeva in the state of São Paulo. On June 20, 2013, Bres Itupeva disposed of certain credits to BRC Securitizadora S.A.

•	Natura and Raia Drogasil S.A. have entered into a purchase and sale agreement in relation to the sale of Natura products in Raia and Drogasil drug stores. The original term of this agreement has expired, but the parties are in the process of renewing it.

•	On January 8, 2021, following a bidding process, Bresco IX Empreendimentos Imobiliários Ltda., a special purpose company indirectly held by Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos (as lessor and surface-right owner), entered into a build-to-suit real estate lease agreement with Natura Cosméticos (as lessee and owner), Natura Indústria and the Company (both as guarantors) pursuant to which Bresco IX is required to build a distribution center in the state of Alagoas, which will then be leased to Natura Cosméticos. As a guarantee of Natura Cosméticos’ obligations under the agreement, Natura Cosméticos will obtain lease insurance from a reputable insurance company. Considering that Bresco IX will build the property on land owned by Natura Cosméticos to later lease it to Natura Cosméticos, Natura Cosméticos has granted a free of charge surface usage right to Bresco IX for a duration equivalent to that of the agreement, or the Deed. Natura Indústria will guarantee Natura Cosméticos’ obligations under the Deed through to May 10, 2021 when the parties, Natura Indústria and the Company are expected to enter into an amendment to the Deed, whereby Natura Indústria will be replaced by Natura &Co as guarantor of Natura Cosméticos’ obligations under the Deed.

As of the date of this annual report, we do not have any loans or other financing agreements with any of our directors or executive officers. For further information regarding our principal related party transactions, please see note 32 to our audited consolidated financial statements included elsewhere in this annual report.

C.	Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements,” which contains our audited financial statements prepared in accordance with IFRS as issued by the IASB.

Legal Proceedings

We and our subsidiaries are parties to numerous judicial and administrative proceedings of tax, civil, regulatory, environmental, criminal and labor natures, including proceedings with probable, possible and remote risks of loss. Our provisions are recorded pursuant to accounting rules, based on an individual analysis of each contingency by our internal and external legal counsel. We constitute provisions for proceedings that our external counsel evaluates as having a probable risk of loss. In addition, due to the high number of labor and civil claims, we also constitute provisions based on the historic chances of success and losses for certain types of legal proceedings.

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

As of December 31, 2020, we were party to proceedings for which provisions in the total amount of R$2,059.2 million have been recorded. As of December 31, 2020, we have recorded provision for tax, civil and labor risk related to the business combination with Avon’s in the amount of R$797.7 million.

A description of the principal proceedings in which we are involved in for each category (civil, labor and tax) is set out below. For additional details regarding the legal proceedings in which we are involved, please see note 20 to our audited consolidated financial statements included elsewhere in this annual report.

Civil Claims

As of December 31, 2020, Natura &Co and its subsidiaries were party to civil claims of an administrative or judicial nature for which Natura &Co had recorded provisions in the total amount of R$78.4 million. Natura &Co’s provisions are reviewed periodically based on the evolution of the lawsuits and the loss of civil claims to reflect the best current estimate.

The majority of these lawsuits involve claims of undue inclusion of the names of both Natura consultants and third parties in the database of the Brazilian credit protection service as debtors due to the fraudulent registration practices.

Avon has been named a defendant in numerous personal injury lawsuits filed in U.S. courts, alleging that certain talc products Avon sold in the past were contaminated with asbestos. Many of these actions involve a number of co-defendants from a variety of different industries, including manufacturers of cosmetics and manufacturers of other products that, unlike Avon’s products, were designed to contain asbestos. As of December 31, 2020, there were 164 individual cases pending against Avon. During the three months ended December 31, 2020, 31 new cases were filed and 14 cases were dismissed, settled or otherwise resolved. To date, Avon has not proceeded to trial in any case filed against it and there have been no findings of liability enforceable against Avon. The value of Avon’s settlements was not material, either individually or in the aggregate, to Natura &Co’s results of operations for the year ended December 31, 2020. Additional similar cases arising out of the use of Avon’s talc products are reasonably anticipated. Given the inherent uncertainties of litigation, we cannot predict the outcome of all individual cases pending against the Company, and we are only able to make a specific estimate for a small number of individual cases that have advanced to the later stages of legal proceedings. For the remaining cases, we provide an estimate of exposure on an aggregated and ongoing basis, which takes into account the historical outcomes of all cases we have resolved to date. Any accruals currently recorded on Avon’s balance sheet with respect to these proceedings are not material. However, any adverse outcomes, either in an individual case or in the aggregate, could be material. Future costs to litigate these cases, which Avon expenses as incurred, are not known but may be significant, though some costs will be covered by insurance.

Labor Claims

Natura &Co and its subsidiaries are also parties to a number of labor claims filed by former employees, third parties and autonomous workers relating, among other things, to severance pay, occupational diseases, additional wages, overtime and amounts due to subsidiary liability and the recognition of the employment relationship.

As of December 31, 2020, Natura &Co and its subsidiaries were parties to several labor proceedings for which provisions amounting to R$251.3 million were recorded.

Tax Proceedings

As of December 31, 2020, Natura &Co and its subsidiaries were party to tax claims of an administrative or judicial nature with a probable risk of loss involving a total amount of R$931.8 million for which Natura &Co has recorded provisions in the same amount, and in proceedings with a possible risk of loss involving an aggregate amount of R$9,205.6 million. In addition, Natura &Co is party to tax proceedings with a remote risk of loss.

The following is a description of the principal proceedings to which we are a party:

•	Natura Industrial and Avon Industrial Ltda. received tax infraction notices with regard to alleged irregularities arising from the non-application of the minimum taxable amount on sales to the “distributor” (in this case, the parent company) which allegedly resulted in the payment of a lower amount of IPI (Tax on Manufactured Products). We are currently awaiting the administrative-level decisions. Of the amount under discussion as of December 31, 2020, R$1,964 million is classified as possible and R$1,176.4 million is classified as a remote risk of loss.

•	Tax infraction notices in connection with CIT and Social Tax on Net Profit (CSLL) questioning the deductibility of goodwill amortization for tax purposes, resulting from the incorporation of the shares of Natura Empreendimentos by Natura Participações S.A. and subsequent merger of both companies by Natura Cosméticos. Natura Cosméticos is challenging in court the legality of the decisions that rejected the motions of clarification as a preliminary matter to discuss crucial points of the appellate decisions that, by a majority of votes, denied its special appeals, upholding the tax liability. Of the total amount under discussion on December 31, 2020, R$1,396.8 million is classified as possible and R$ 482.9 million is classified as a remote risk of loss.

•	Natura Cosméticos, Avon Cosméticos and Natura Indústria, the latter in the situations where it operates exclusively as a distributor, are legally challenging the condition brought by Decree No. 8,393/2015, which, for purposes of Tax on Manufactured Products (IPI), sees interdependent wholesale establishments that sell products taxed over 15% as a manufacturing company. Of the amount under discussion as of December 31, 2020, R$1.660.5 million is classified as a possible risk of loss.

•	Tax infraction notice issued by the São Paulo State Finance Department against a branch of Natura Indústria, requiring ICMS under tax substitution (ST), which had been fully paid by Natura Cosméticos, i.e., the distributor establishment. We are currently awaiting the administrative-level decisions. Of the total amount under discussion as of December 31, 2020, R$529.6 million is classified as possible and R$ 179.5 million is classified as a remote risk of loss.

•	Tax infraction notices issued by the Brazilian Federal Revenue claiming IPI (Tax on Manufactured Products) arising from the tax classification to certain products. We are currently awaiting the administrative-level decisions. Of the total amount under discussion as of December 31, 2020, R$524.5 million is classified as a possible risk of loss.

Judicial Deposits

Pursuant to court orders concerning certain tax, civil and labor lawsuits, our judicial deposits amounted to R$566.2 million as of December 31, 2020.

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

However, the Brazilian Corporation Law permits a company to suspend the mandatory distribution of dividends if its board of directors reports to the shareholders’ meeting that the distribution would be incompatible with the financial condition of the company, subject to approval by the shareholders’ meeting and review by the fiscal council, when installed. In addition, our management must submit a report to the CVM clarifying the reasoning for any such non-payment. Net income not distributed due to such a suspension must be attributed to a separate reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as the financial situation of the company permits.

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

In general, Non-Resident Holders must register their equity investment with the Brazilian Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil. The common shares underlying the ADSs are held in Brazil by Itaú Unibanco S.A., also known as the custodian, as agent for the ADS Depositary, which is the registered owner on the records of the registrar for Natura &Co Holding’s shares.

Payments of cash dividends and distributions, if any, are made in reais to the custodian on behalf of the ADS Depositary, which then converts such proceeds into U.S. Dollars and causes such U.S. Dollars to be delivered to the ADS Depositary for distribution to holders of ADSs. In the event that the custodian is unable to convert immediately the foreign currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before the dividends are converted. Under the Brazilian Corporation Law, dividends paid to Non-Resident Holders will not be subject to Brazilian withholding tax; however, it is not clear under Brazilian law whether such withholding income tax exemption is also applicable to dividends distributed to holders of ADSs abroad.

Brazilian law allows the payment of dividends solely in reais, limited to the unappropriated retained earnings in Natura &Co Holding’s financial statements prepared in accordance with IFRS.

Please refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to the Natura &Co Holding Shares and ADSs—The holders of the Natura &Co Holding Shares (including the Natura &Co Holding Shares underlying the ADSs) may not receive dividends or interest on own capital.”

B.	Significant Changes

None.

Item 9. The Offer and Listing

A.	Offering and Listing Details

The Natura &Co Holding Shares trade on the B3 under the symbol “NTCO3.” ADRs representing the Natura &Co Holding Shares trade on the NYSE under the symbol “NTCO.” On December 31, 2020, we had approximately 64,059 shareholders of record on the B3.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares are traded on the B3. The regulation of Brazilian securities markets which affects these securities is discussed below. In addition, we also have ADRs which have been listed and traded on the NYSE since January 6, 2020. For further information, see “Item 9. The Offer and Listing—A. Offering and Listing Details.”

The Brazilian Securities Market

 The Brazilian securities market is regulated and supervised by the CMN (which has general authority over the stock exchanges and securities markets), as provided for by the Brazilian Capital Markets Law and Brazilian Corporation Law. The CMN is responsible for supervising the CVM’s activities, granting licenses to brokerage firms to govern their incorporation and operation, and regulating foreign investment and exchange transactions, as provided for by the Brazilian Capital Markets Law and Law No. 4,595 of December 31, 1964, as amended. These laws and regulations provide for, among other things, disclosure requirements to issuers of securities listed on stock exchanges, criminal sanctions for insider trading and price manipulation, protection of minority shareholders, the procedures for licensing and supervising brokerage firms and the governance of Brazilian stock exchanges.

Under Brazilian Corporation Law, a company is either publicly held and listed (a “companhia aberta”), or privately held and unlisted (a “companhia fechada”). All listed companies are registered with the CVM and are subject to reporting requirements to periodically disclose information and material facts. A company registered with the CVM is authorized to trade its securities either on the Brazilian exchange markets, including the B3, or in the Brazilian over-the-counter market. Shares of companies listed on B3 may not be simultaneously traded on the Brazilian over-the-counter markets. The over-the-counter market consists of direct trades between persons in which a financial institution registered with the CVM acts as an intermediary. No special application, other than registration with the CVM (and, in case of organized over-the-counter markets, with the relevant over-the-counter market), is necessary for securities of a publicly held company to be traded in this market. To be listed on the B3, a company must apply for registration with the B3 and the CVM.

Our common shares are traded on the B3. The regulation of Brazilian securities markets which affects these securities is discussed below. In addition, we also have ADRs which have been listed and traded on the NYSE since January 6, 2020. For further information, see “Item 9. The Offer and Listing—A. Offering and Listing Details.”

Trading on the São Paulo Stock Exchange

Settlement of transactions conducted on the São Paulo the Stock Exchange (B3 S.A. — Brasil, Bolsa. Balcão), or the B3, becomes effective two business days after the trade date. Delivery of, and payment for, shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearinghouse on the second business day following the trade date. The clearinghouse for the B3 is the Central Depositária of the B3.

In order to better control volatility, the B3 has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of these stock exchanges fall below the limits of 10% and 15%, respectively, in relation to the index registered in the previous trading session. In the event the stock exchange index falls below the limit of 20% in comparison to the previous trading day, the B3 may determine the suspension of trading sessions for a certain period to be defined at its sole discretion.

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

Trading on the B3 by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation. For additional information, see Item 10. “Additional Information—Taxation” and Item 10. “Additional Information—Exchange Controls.”

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

As our common shares are listed on the Novo Mercado segment of the B3, in addition to the disclosure obligations imposed by the Brazilian Corporation Law and the CVM, we also must comply with the following additional disclosure requirements set forth by the Novo Mercado rules:

•	In 2000, the B3 introduced three special stock market segments for the trading of shares named, Level 1, Level 2 and the Novo Mercado, which were amended in April 2011 and October 2017. These stock market segments have the purpose of prompting public companies to (1) disclose information to the market and their shareholders in connection with their business in addition to the information required by law and (2) adopt corporate governance practices, such as best practices for management, transparency and protection of minority shareholders.

•	Our common shares are listed on the Novo Mercado segment. To have our shares listed on the Novo Mercado, we entered into the Novo Mercado Participation Agreement and our by-laws comply with the rules of the Novo Mercado. Companies listed on the Novo Mercado are voluntarily subject to stricter rules than those provided for listed companies under the Brazilian Corporation Law and CVM regulations, such as requirements to, among others: (i) issue common shares only; (ii) ensure that shares of the issuer representing at least 25.0% of its total capital are effectively available for trading; (iii) make best efforts to achieve shareholding dispersion in all public share offerings via guaranteed access for all interested investors and distribution to individuals and non-institutional investors of at least 10% of the offered shares; (iv) have its own internal auditing department, or engage independent auditors registered with the CVM to perform this function, as well as implement compliance, internal control and corporate risk management functions, all of which must be kept separate from its operational activities (v) agree to adopt and publish until April 2021 (1) the bylaws of its board of directors, advisory committees and fiscal council, if it has one, (2) disclose material events, information about dividends and other distributions and earnings releases, (3) a code of conduct that establishes the principles and values that guide the company, (4) an insider trading policy that applies, at a minimum, to the issuer, its controlling shareholder, the members of the board of directors and fiscal council, the executive management team and members of other corporate bodies that have a technical or consultative role as may be created from time to time by the company’s bylaws,(5) a related party transactions policy, (6) a risk management policy, (7) a compensation policy and (8) a policy that determines the criteria and the proceedings to nominate the management of the Company; (vi) stipulate in its bylaws that direct or indirect transfer of control is allowed only on condition that the acquirer of control undertakes to hold a public tender offer for the shares of all other shareholders to ensure they are offered the same treatment as the seller of control (vii) agree to require the issuer, its shareholders, directors, and members of the fiscal council to resolve any and all disputes among them by arbitration before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), or CAM, operated by the B3.

•	Moreover, the board of directors of companies listed on the Novo Mercado must consist of members elected at a shareholders’ meeting, with a unified term limited to two years, subject to reelection. At least two or 20.0% of the members of the board of directors, whichever is greatest, must be independent directors, i.e., that (1) are not direct or indirect controlling shareholders of the company, (2) whose voting rights at board meetings are not bound by a shareholders’ agreement, (3) are not a spouse, partner or direct or collateral first or second degree relative of the controlling shareholder or of any executive officer of the company or of its controlling shareholder, and (4) have not been an employee or executive officer of the company or its controlling shareholder in the past three years. Likewise, all commercial and work relationships between these directors and the company, its subsidiaries and affiliates must be analyzed in order to verify their independence. Furthermore, the rules of the Novo Mercado do not permit the same individual to simultaneously hold the positions of chairman of the board of directors and chief executive officer (or comparable position).

•	In addition, all of the new members of the board of directors and all executive officers of companies listed on the Novo Mercado must execute an instrument of investiture agreeing with the submission to CAM, provided for in the Company’s by-laws. Companies listed on the Novo Mercado are required to, among other things: (i) conduct public tender offers for purchase of shares under certain circumstances, such as a delisting from the Novo Mercado; (ii) conduct offerings that will facilitate broad share ownership; and (iii) extend to all shareholders the same conditions given to the controlling shareholder by occasion of the sale of the share control of the company.

The following information must also be included in our formulário de referência within seven business days of the occurrence of the following events, among others:

•	change in management or of an audit committee member;

•	change in capital stock;

•	issuance of new securities even if for private subscription;

•	change in the rights of the securities issued;

•	change in direct or indirect holdings by controlling shareholders or variations in their share positions that causes them to surpass the thresholds of 5%, 10%, 15%, etc., of the same type or class of stocks of the issuer;

•	when any natural or legal person, or a group of persons representing the same interest, have a variation in their share position that causes them, directly or indirectly, to surpass the thresholds of 5%, 10%, 15%, etc., of the same type or class of stocks of the issuer, provided that the issuer is aware of such change;

•	merger, merger of shares, or spin-off;

•	change in the projections or estimates or disclosure of new projections or estimates;

•	execution, amendment or termination of a shareholders’ agreement filed at the company’s headquarters or to which the controlling shareholder is party that provides for the exercise of voting rights or the control of the company; and

•	bankruptcy, judicial recovery, liquidation or court approval of an extrajudicial recovery.

Additionally, pursuant to CVM Instruction No. 358/02, on the 10th of each month, the issuer must disclose if there were any changes in the share position of the company’s management, controlling shareholders, members of the fiscal council, if installed, or of the company itself (shares kept in treasury) that happened in the previous month.

Finally, pursuant to the Novo Mercado rules, we must, by December 10 of each year, publicly disclose and send to the B3 an annual calendar with a schedule of our corporate events. In case the company intends to modify subsequently the date of any event, the calendar must be updated previously to such event.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following is a summary of certain significant provisions of the Natura &Co Holding By-Laws (estatuto social), as amended, and certain laws of Brazil. This description does not purport to be complete and is qualified by reference to the complete text of the Natura &Co Holding By-Laws, attached as Exhibit 1.1 to this annual report in its entirety, and the applicable laws of Brazil. This summary should not be considered as legal advice regarding these matters. You are urged to carefully review the Natura &Co Holding By-Laws in their entirety as they, and not this description, will control your rights as a holder of Natura &Co Holding Shares. In this section, unless otherwise stated, references to “we,” “us,” “our,” or “the Company” refer to Natura &Co Holding. The Natura &Co Holding By-Laws were amended and restated at our shareholders’ annual meeting held on April 16, 2021.

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

Capital Stock

As of December 31, 2020, our issued and outstanding capital stock was R$12,377,999,444.96, fully issued and paid in, comprising 1,375,158,636 common shares, nominative and without nominal value. We subsequently issued new shares pursuant to our long-term incentive plans as authorized by our board of directors and, as a result, our issued and outstanding share capital on March 9, 2021 was R$12,608,451,461.48, fully issued and paid in comprising 1,375,819,304 common shares, nominative and without nominal value. Our current share capital was validated by our shareholders at the annual meeting held on April 16, 2021.

The capital stock of Natura &Co Holding is represented solely by common shares, and each common share is entitled to one vote on the resolutions to be adopted by the shareholders. Natura &Co Holding is authorized to increase its capital stock, regardless of an amendment to the Natura &Co Holding By-Laws, in up to 1,500,000,000 common shares, with no par value, upon a resolution of its board of directors, which will establish the terms of issuance, including the price and payment. The board of directors may also approve the issuance of warrants (bonus de subscrição) and convertible debentures, as well as capitalization of profits of reserves, whether or not by issuing bonus shares, within the limits of the authorized capital.

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

Arbitration

In accordance with the regulations of the Novo Mercado and the Natura &Co Holding By-Laws, Natura &Co Holding, its shareholders, executive officers, directors and fiscal council members, if installed, are required to resolve through arbitration any disputes or controversies, including those related to or arising out of the application, validity, effectiveness, interpretation and violation, among others, of the provisions of the Brazilian Corporation Law, the Natura &Co Holding By-Laws, the rules published by the CMN, the Brazilian Central Bank, the CVM and other rules applicable to the Brazilian capital markets in general, as well as those set forth in the Novo Mercado Rules, in the Novo Mercado Listing Agreement and in other rules issued by the B3, and such arbitration is the exclusive means to settle such disputes with Natura &Co Holding’s shareholders. As the holders of ADSs are not direct shareholders of Natura &Co, these arbitration requirements do not apply to such ADS holders; however, because the ADS Depositary is a holder of Natura &Co. Holding Shares, it would be bound by these mandatory arbitration provisions if it sought to exercise remedies against Natura &Co Holding under Brazilian law.

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

An extraordinary shareholders’ meeting may be held at any time during the year, including concurrently with the annual shareholders’ meeting. The following matters, among others, may be resolved only at a shareholders’ meeting:

•	amendment of the Natura &Co Holding By-Laws;

•	election and dismissal of the members of Natura &Co Holding’s board of directors and fiscal council, whenever requested by Natura &Co Holding’s shareholders, and setting the compensation to be received by such persons;

•	approval of management accounts and of Natura &Co Holding’s audited financial statements on a yearly basis;

•	suspension of the exercise of a shareholder’s rights in the event of noncompliance with the Brazilian Corporation Law or the Natura &Co Holding By-Laws;

•	approval of valuation reports of assets offered by a shareholder to us as payment for the subscription of shares of Natura &Co Holding’s capital stock;

•	approval of issuance of shares in excess of the limit of Natura &Co Holding’s authorized capital;

•	determination of the annual compensation of Natura &Co Holding’s executive officers, board of directors and fiscal council, when installed;

•	approval of any transaction involving Natura &Co Holding’s transformation into a limited liability company, consolidation, merger or spin-off;

•	approval of any transaction involving Natura &Co Holding’s dissolution or liquidation, the appointment and dismissal of the respective liquidator and the official review of the reports prepared by it;

•	authorization to delist from B3 Novo Mercado and to become a private company, as well as to retain a specialist firm to prepare a valuation report with respect to the value of Natura &Co Holding’s common shares, in such event;

•	authorization to Natura &Co Holding’s directors and officers to petition for bankruptcy or file a request for judicial or extrajudicial restructuring;

•	approval of stock option plans for managers and employees of Natura &Co Holding and companies directly or indirectly controlled by Natura &Co Holding, excluding shareholder preemptive rights; and

•	approval of any stock splits or reverse stock splits.

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

Location of a Shareholders’ Meeting

Natura &Co Holding’s shareholders’ meetings take place at Natura &Co Holding’s headquarters in the city of São Paulo, state of São Paulo, Brazil. The Brazilian Corporation Law allows Natura &Co Holding’s shareholders to hold meetings in another location in the event of a force majeure, provided that the meetings are held in the city of São Paulo and the relevant notice includes a clear indication of the place where the meeting will occur. All information relating to shareholders’ meetings will be available (i) at Natura &Co Holding’s headquarters, in the city of São Paulo, state of São Paulo, at Avenida Alexandre Colares, 1188, Sala A17-Bloco A, CEP 05106-000 and (ii) on the internet at Natura &Co Holding’s website (https://ri.naturaeco.com/en/), the website of the CVM (www.cvm.gov.br), and the website of B3 (www.b3.com.br). The information included on these websites does not form part of this annual report and is not incorporated by reference herein.

Who May Call a Shareholders’ Meeting

The shareholders’ meetings may be called by Natura &Co Holding’s board of directors and by:

•	any shareholder, if Natura &Co Holding’s board of directors fails to call a shareholders’ meeting within 60 days after the date it is required to do so under applicable law and the Natura &Co Holding By-Laws;

•	shareholders holding at least five percent of Natura &Co Holding’s capital stock, if Natura &Co Holding’s board of directors fails to call a meeting within eight days after receipt of a justified request to call the meeting by those shareholders indicating the proposed agenda. Such percentage may be reduced according the capital stock of the Company, according to CVM Instruction 627/2020;

•	shareholders holding at least five percent of Natura &Co Holding’s capital stock if Natura &Co Holding’s board of directors fails to call a meeting within eight days after receipt of a request to call the meeting for the creation of the fiscal council; or

•	Natura &Co Holding’s fiscal council, if one is created, if the board of directors fails to call an annual shareholders’ meeting within one month after the date it is required to do so under applicable law and the Natura &Co Holding By-Laws, or if the fiscal council believes that there are important or urgent matters to be addressed.

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

Delisting from the Novo Mercado

At any time, Natura &Co Holding may decide to delist its common shares from the Novo Mercado. In order to delist its common shares from the Novo Mercado, Natura &Co Holding (or its controlling shareholders) would be required to first launch a tender offer through which Natura &Co Holding or the controlling shareholders would acquire the free float shares, or the Delisting TO. The Delisting TO must comply with the applicable rules of the CVM Instruction No. 361, dated March 5, 2002, as amended, or the CVM Instruction No. 361, and (i) have a “fair price”, according to the Brazilian Corporation Law; and (ii) be approved by the holders of more than 1/3 of the outstanding free float shares. However, the Delisting TO requirement can be waived so long as holders of a majority of the free float shares approve such waiver. Natura &Co Holding’s delisting from the Novo Mercado will not necessarily result in the loss of its registration as a public company on the B3.

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

Purchases of Natura &Co Holding’s Common Shares for Treasury

Pursuant to CVM Instruction No. 567/2015, as amended, or CVM Instruction No. 567, the purchase or sale by us of Natura &Co Holding’s own shares requires shareholders’ approval in the event that the transaction:

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

Policy for the Trading of Natura &Co Holding’s Securities by Natura &Co Holding and Its Controlling Shareholder (If Any), Directors and Officers

CVM Instruction No. 358/2002, as amended, or CVM Instruction No. 358, establishes that “insiders” must abstain from trading Natura &Co Holding’s securities, including derivatives backed by or linked to Natura &Co Holding’s securities, prior to Natura &Co Holding’s disclosure of material information to the market.

Pursuant to our Securities Trading Policy, as approved by our Board of Directors on February 6, 2020, the following persons are considered insiders for purposes of CVM Instruction No. 358: we, Natura &Co Holding’s controlling shareholder (if any), members of Natura &Co Holding’s board of directors, executive officers, members of Natura &Co Holding’s fiscal council, when installed, members of any of Natura &Co Holding’s technical or advisory bodies and whoever by virtue of its title, duty or position in Natura &Co Holding’s company, Natura &Co Holding’s controlling shareholder, controlled companies or affiliates has knowledge of a material fact and is aware that such fact has not been disclosed to the market, including auditors, analysts, underwriters and advisors.

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

Disclosure of Occasional and Periodic Information

Pursuant to the Brazilian Corporation Law, CVM regulations and the listing rules of the Novo Mercado, public companies are required to disclose to the CVM and the B3 the following occasional and periodic information, among others:

•	financial statements prepared in accordance with Brazilian GAAP, as well as management’s and the independent auditors’ report, within three months after the end of the fiscal year, or on the date they were made available to the shareholders, whichever is earlier; together with the standard financial statements (Demonstrações Financeiras Padronizadas), a report in a standard form covering the material financial information contained in the financial statements;

•	notices of annual shareholders’ meeting on the earlier of (a) the date of their publication or (b) the 15-day prior to the annual shareholders’ meeting;

•	summary of the decisions and actions taken at annual shareholders’ meetings, on the date they were held;

•	standard financial statements (Demonstrações Financeiras Padronizadas), within three months after the shareholders’ meeting;

•	interim standard financial statements (Informações Trimestrais), together with the special review report issued by an independent auditor duly registered with the CVM, within 45 days from the end of each quarter of the year, except the last quarter, or when the company discloses the information to the shareholders, or to third parties, whichever occurs first;

•	notices of special shareholders’ meeting on the date of their publication;

•	a summary of the decisions and actions taken in our special shareholders’ meetings, on the same day they were held;

•	a copy of the minutes of each special shareholders’ meeting, within seven days after the meeting;

•	a copy of any shareholders’ agreements, within seven days after the date they are filed with our registered office;

•	disclosure of any material developments, on the same date a notice to the market on these developments is published;

•	information on any request for judicial reorganization or ratification of extrajudicial reorganization, or for a petition declaring our bankruptcy or a third-party petition for our bankruptcy that are based on a material amount, on the same date of its filing with a court or on the date we take notice of it in the case of a third-party petition; and

•	information on any judicial decision on our bankruptcy, on the date we take notice of it.

Information the B3 Requires from Companies Listed on the Novo Mercado

In addition to the information required pursuant to applicable legislation, a company with shares listed on the Novo Mercado listing segment of the B3, such as ours, must observe the following additional disclosure requirements, among others:

•	the company must disclose the material statements (fatos relevantes), information about payment of dividends and earnings release in English simultaneously with its disclosure in Portuguese; and

•	the company must mention in our by-laws the arbitration provisions to which its shareholders and managers are bound.

Disclosure of Trading by Members of Our Board of Directors, Our Executive Officers, Our Fiscal Council Members and Shareholders

According to CVM regulations, our directors, executive officers and members of our fiscal council, when installed, as well as members of any of our technical or advisory committees are required to report to us ownership and trading of our shares or shares of any publicly held company that we control or are controlled by, or entities closely related to them. If the person is an individual, the communication must include the shares held by his or her spouse, partner or dependent that is included in his or her Brazilian tax return and any company directly or indirectly controlled by any of these persons. Such communication must include the following information:

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

Annual Calendar

Pursuant to the Novo Mercado Rules, we must, by December 10 of each year, publicly disclose and send to the B3 an annual calendar with a schedule of Natura &Co Holding’s corporate events. In case the company intends to modify subsequently the date of any event, the calendar must be updated previously to such event.

Corporate Governance

In conducting Natura &Co Holding’s business, we adopt corporate governance practices based on the principles of transparency, general equity principles, accountability and corporate responsibility, all in accordance with the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa), or IBGC, which provides guidelines to companies in order to: (a) increase value; (b) improve performance; (c) facilitate access to capital at lower costs; and (d) contribute to the continuity of operations. Among other corporate governance practices recommended by the IBGC, we have adopted the following practices:

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

Non-Brazilian investors may also invest directly under Law No. 4,131 and may sell their shares in both private and open market transactions, but these investors are subject to less favorable tax treatment on gains than Resolution No. 4,373 investors. A non-Brazilian direct investor under Law No. 4,131 must:

•	register as a foreign direct investor with the Brazilian Central Bank;

•	obtain a Brazilian identification number from the Brazilian tax authorities;

•	appoint a tax representative in Brazil; and

•	appoint a representative in Brazil for service of process in respect of suits based on the Brazilian Corporation Law.

If a holder of ADSs decides to exchange ADSs for the underlying common shares, the holder will be entitled to (i) sell the common shares on the B3 and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars abroad upon the holder’s sale of our common shares, (ii) convert its investment into a foreign portfolio investment under CMN Resolution No. 4,373, or (iii) convert its investment into a foreign direct investment under Law No. 4,131.

If a holder of ADSs wishes to convert its investment into either a foreign portfolio investment under CMN Resolution No. 4,373 or a foreign direct investment under Law No. 4,131, they should begin the process of obtaining foreign investor registration with the Brazilian Central Bank or with the CVM, as the case may be, in advance of exchanging the ADSs for common shares.

The custodian is authorized to update the depositary’s electronic registration to reflect conversions of ADSs into foreign portfolio investments under CMN Resolution No. 4,373. If a holder of ADSs elects to convert its ADSs into a foreign direct investment under Law No. 4,131, the conversion will be effected by the Brazilian Central Bank after receipt of an electronic request from the custodian with details of the transaction.

If a foreign direct investor under Law No. 4,131 wishes to deposit their shares into the ADR program in exchange for the ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be effected by the Brazilian Central Bank after receipt of an electronic request from the custodian with details of the transaction.

For additional information on Brazilian tax consequences of investing in our common shares, see “Item 10. Additional Information—E. Taxation.”

E.	Taxation

The following summary contains a description of certain Brazilian and U.S. federal income tax consequences of the ownership and disposition of Natura &Co Holding Shares or ADSs (for purposes of only this section “E. Taxation” referred to as “Shares” and “ADSs”, respectively), but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership or disposition of Shares or ADSs. The summary is based on the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder, as of the date hereof, which are subject to change.

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

Law No. 11,638, dated December 28, 2007, significantly altered the Brazilian Corporation Law in order to align Brazilian GAAP with IFRS. Nonetheless, Law No. 11,941, of May 27, 2009, introduced the Transitory Tax Regime, or “RTT,” in order to render neutral, from a tax perspective, all the changes provided by Law 11,638/07. Under the RTT, for tax purposes, legal entities should observe the accounting methods and criteria that were effective on December 31, 2007.

Profits determined pursuant to Law 11,638/2007, or IFRS Profits, may differ from the profits calculated pursuant to the accounting methods and criteria as effective on December 31, 2007, or 2007 Profits.

While it was general market practice to distribute exempted dividends with reference to the IFRS Profits, Normative Ruling No. 1,397 issued by the Brazilian tax authorities on September 16, 2013 established that legal entities should observe the 2007 Profits in order to determine the amount of profits that could be distributed as exempted income to their beneficiaries.

Any profits paid in excess of said 2007 Profits (“Excess Dividends”), should, in the tax authorities’ view and in the specific case of non-resident beneficiaries, be subject to the following rules of taxation: (1) 15% withholding income tax, in case of beneficiaries domiciled abroad, but not in a Tax Haven jurisdiction (as defined below, and (2) 25% withholding income tax, in the case of beneficiaries domiciled in a Tax Haven jurisdiction.

In order to mitigate potential disputes on the subject, Law No. 12,973, of May 13, 2014, in addition to revoking the RTT, introduced a new set of tax rules (“New Brazilian Tax Regime”), including new provisions with respect to Excess Dividends. Under these new provisions, (1) Excess Dividends related to profits assessed from 2008 to 2013 are exempt; (2) potential disputes remain concerning the Excess Dividends related to 2014 profits, since Law No 12,973/2014 has not expressly excluded those amounts from taxation and Normative Ruling No, 1,492, issued by the Brazilian tax authorities on September 17, 2014, established they are subject to taxation when distributed by companies which have not elected to apply the New Brazilian Tax Regime in 2014, like our company; and (3) as of 2015, as the New Brazilian Tax Regime is mandatory and has completely replaced the RTT, dividends calculated based on IFRS standards should be considered fully exempt.

We cannot assure you that the Brazilian federal government will not increase the withholding income tax on dividends in the future. The Brazilian government has recently announced its intention to include a provision regarding taxation of dividends in the ongoing tax reform. There is no certainty as to if and when such provision will be enacted.

Interest Attributable to Shareholders’ Equity

Law No. 9,249, dated December 1995, as amended, allows a Brazilian corporation, such as ourselves, to make distributions to shareholders of interest on net equity and to treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits, subject to the limits described below. These distributions may be paid in cash. For tax purposes, this interest is limited to the daily pro rata variation of the Long-Term Rate (Taxa de Longo Prazo – TLP) multiplied by the net equity value of the Brazilian company with certain adjustments, as determined by the Brazilian Central Bank from time to time, and the amount of this deductible expense may not exceed the greater of:

•	50% of the net profits (after the deduction of social contribution on net profit but before taking into account allowances for income tax and the interest attributable to shareholders’ equity) for the period in respect of which the payment is made; or

•	50% of our accumulated profits and profits reserves.

Payment of interest on shareholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% for individuals or entities residing in a “Tax Haven.”

According to Brazilian legislation, a “Tax Haven” jurisdiction is one in which there is no income taxation or where the local income tax rate is generally applied at rates under 20%. In addition, jurisdictions where the legislation imposes restrictions to the disclosure of the shareholder composition of the legal entity, its ownership or the identification of the ultimate beneficiary of the earnings attributed to the non-resident are also deemed to be “Tax Havens.” Ministry of Economy (formerly Ministry of Finance) Ordinance No. 488, dated November 28, 2014, provided for the possibility of that 20% threshold being reduced to 17% if the corresponding jurisdictions are aligned with international standards of fiscal transparency in accordance with rules established by the Brazilian tax authorities in Normative Ruling No. 1,530 dated December 19, 2014.

On June 24, 2008, and with effect as of January 1, 2009, Law No. 11,727/2008 created the concept of a Privileged Tax Regime, in connection with transactions subject to Brazilian transfer pricing rules and also applicable to thin capitalization/cross border interest deductibility rules, which is broader than the concept of a Tax Haven. Pursuant to Law No. 11,727/08, a jurisdiction will be considered a Privileged Tax Regime if it (1) does not tax income or taxes it at a maximum rate lower than 20% or 17%, provided that the requirements set forth in Normative Ruling No. 1,530 and Ordinance No. 488 are met; (2) grants tax advantages to a non-resident entity or individual (i) without the need to carry out a substantial economic activity in the country or a said territory or (ii) conditioned on the non-exercise of a substantial economic activity in the country or a said territory; (3) does not tax or taxes proceeds generated abroad at a maximum rate lower than 20% or 17%, as applicable provided that the requirements set forth in Normative Ruling No. 1,530 are met; or (4) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions carried out.

In addition, on June 4, 2010, the Brazilian tax authorities enacted Normative Ruling No. 1,037 listing (i) the countries and jurisdictions considered Tax Havens; and (ii) the Privileged Tax Regimes.

Although we believe that the best interpretation of the current tax legislation is that the abovementioned “privileged tax regime” concept should apply solely for purposes of Brazilian transfer pricing, thin capitalization/cross border interest deductibility rules, there is no assurance that Brazilian tax authorities will not attempt to apply the concept of Privileged Tax Regimes to other types of transactions.

As of the date of this annual report, the understanding of the Brazilian tax authorities is in the sense that the rate of 15% of withholding income tax applies to payments made to beneficiaries which are resident in Privileged Tax Regimes (Tax Ruling COSIT No. 575, of December 20, 2017 and Tax Ruling COSIT No. 217 of May 9, 2017). In any case, if Brazilian tax authorities determine that payments made to a Non-Resident Holder under a Privileged Tax Regime are subject to the same rules applicable to payments made to Non-Resident Holders located in a Low or Nil Tax Jurisdictions, the withholding income tax applicable to such payments could be assessed at a rate up to 25%.

Holders of Shares or ADSs and prospective purchasers should consult with their own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Ruling No. 1,037 and of any related Brazilian tax laws or regulations concerning Tax Havens and Privileged Tax Regimes.

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

Historically, the income tax on these gains had to be withheld at source and the tax rate would vary depending on the domicile of the Non-Resident Holder:

•	Arguably, capital gains earned by a Non-Resident Holder who (i) has its investment registered in Brazil with the Brazilian Central Bank under the rules of CMN Resolution No. 4,373, or “Registered Holder,” and (ii) is not a Tax Haven resident should be subject to the income tax at a 15% rate, although different interpretations may be raised to sustain the application of the progressive rates set forth by Law No. 13,259/2016 (see below);

•	If the Non-Resident Holder is not a Registered Holder and is not located in a Tax Haven, a progressive tax rate will be applied as provided for in Law No. 13,259/2016, as follows: (i) at a rate of 15% for the portion of the gain up to R$5 million, (ii) at a rate of 17.5% for the portion of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) at a rate of 20% for the portion of the gain that exceeds R$10 million but does not exceed R$30 million, and (iv) 22.5% for the portion of the gain that exceeds R$30 million. This same tax treatment may arguably apply to the Non-Resident Holder that is a Registered Holder and is located in a Tax Haven, although a different interpretation may be raised; and

•	If the Non-Resident Holder is not a Registered Holder and is located in a Tax Haven, the tax rate will be 25%.

The tax must be withheld and paid by the buyer or, in cases where the buyer and seller are domiciled abroad, a Brazilian legal representative of buyer shall be designated for the payment of the tax. If the capital gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation of a financial institution, the withholding income tax of 0.005% will apply and can be offset against the potential income tax due on the capital gain.

On September 22, 2015, the Brazilian federal government enacted Provisional Measure No. 692/2015, later converted into Law No. 13,259/2016, which introduced a regime based on the application of progressive tax rates for income taxation of capital gains recognized by Brazilian individuals on the disposition of assets in general and, as per Normative Ruling No. 1,732 of August 25, 2017, also by non-resident entities and individuals on the disposition of permanent assets (generally noncurrent assets from an accounting perspective) not carried out on a Brazilian stock exchange. Under Law No. 13,259/2016, effective as of January 1, 2017 (as confirmed by Declaratory Act No. 3, of April 27, 2016), capital gains recognized by Brazilian individuals on the disposition of assets in general and by non-resident entities and individuals on the disposition of permanent assets outside of a Brazilian stock exchange shall be subject to the following rates of income tax: (1) 15% for the part of the gain that does not exceed R$5 million, (2) 17.5% for the part of the gain that exceeds R$5 million but does not exceed R$10 million, (3) 20% for the part of the gain that exceeds R$10 million but does not exceed R$30 million and (4) 22.5% for the part of the gain that exceeds R$30 million. However, there are good arguments to sustain that the progressive tax rates provided for in Law No. 13,259/2016 should not apply to gains recognized by a Non-Resident Holder that is a Registered Holder and not a Tax Haven resident.

Taxation of the Capital Gains Earned in the Country in a Transaction Carried Out on the Brazilian Stock Exchange (Or Similar Exchange)

There could also be the levy of income tax on net gains earned by a Non-Resident Holder on the disposition of Shares sold on the Brazilian stock exchange, commodities or futures exchange (or similar exchange). The tax rate will vary according to the type of investment registration made by the Non-Resident Holder at the Brazilian Central Bank, as well as the location of the beneficiary:

•	Capital gains earned by a Non-Resident Holder who (i) has its investment registered in Brazil with the Brazilian Central Bank under the rules of CMN Resolution No. 4,373, or “Registered Holder,” and (ii) is not a Tax Haven resident are exempt from income tax;

•	Capital gains earned by a (A) Non-Resident Holder who (i) is not a Registered Holder and (ii) is not a Tax Haven resident and (B) a Non-Resident Holder that (i) is a Registered Holder and (ii) is a Tax Haven resident are arguably subject to income tax at a rate of 15%. In the latter case, withholding income tax of 0.005% will be levied by the intermediary institution (that is, a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against the 15% income tax due on the capital gain, which will be paid by the Non-Resident Holder’s tax representative in Brazil; and

•	Capital gains earned by a Non-Resident Holder who is not a Registered Holder and is a Tax Haven resident are subject in principle to income tax at a rate of 25%.

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

Capital Reduction

In case of a capital reduction by a Brazilian corporation, such as ourselves, the positive difference between the amount received by the Non-Resident Holder and the acquisition cost of the shares is treated as capital gain derived from a transaction held out of a Brazilian exchange described above. There can be no assurance that the current preferential tax treatment of Registered Holders will continue in the future.

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

See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Natura &Co Holding Shares and ADSs—An exchange of ADSs for shares risks the loss of certain foreign currency remittance advantages.”

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

However, currently different IOF/Exchange rates apply to foreign exchange transactions carried out in connection with investments made by Non-Resident Holders in the Brazilian financial and capital markets under CMN Resolution No. 4,373. These rates are:

(i)	in the settlement of foreign exchange transactions contracted by a foreign investor for the inflow of funds into Brazil, including by means of simultaneous foreign exchange transactions, for the constitution of a guarantee margin, initial or additional, required by stock, commodities and futures exchanges, demanded: zero;

(ii)	in the settlement of foreign exchange transactions contracted by a foreign investor for the inflow of funds into Brazil, including by means of simultaneous foreign exchange transactions, for application in the financial and capital markets: zero;

(iii)	simultaneous foreign exchange transactions for the inflow of funds into Brazil resulting from the cancellation of depositary receipts for the acquisition of shares negotiated on the stock exchange: zero;

(iv)	returns of investments made in the Brazilian capital and financial markets: zero;

(v)	distribution of interest on shareholders’ equity and dividends: zero;

(vi)	in the settlement of simultaneous exchange transactions for the inflow of funds into Brazil, deriving from the change in the foreign investor’s regime, from the direct investment referred to in Law No. 4,131, for investment on shares negotiated on the stock exchange, as regulated by CMN; zero; and

(vii)	in the transaction for the acquisition of foreign currency by a legal entity authorized to operate in the foreign exchange market, contracted simultaneously with a sale transaction, when required exclusively due to regulatory provisions: zero.

Under the provisions of the Law, the Brazilian government may increase any of these rates at any time, up to 25%. However, any increase in rates may only apply to future transactions.

Tax on Transactions Involving Bonds and Securities and Derivatives

Brazilian law imposes a tax on transactions involving securities, including those carried out on a Brazilian stock exchange, or IOF/Securities Tax.

The IOF/Securities Tax rate applicable to most transactions involving shares is currently zero, although the Brazilian Federal Government may increase such rate at any time to up to 1.5% of the transaction amount per day, but only in respect of transactions after the applicable rate increase becomes effective.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares by a Non-Brazilian Holder, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of common shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of Shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold the securities. This discussion applies only to a U.S. Holder that holds Shares or ADSs as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax, the tax consequences to persons subject to special accounting rules as a result of any item of gross income with respect to our Shares or ADSs being taken into account in an applicable financial statement and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

Taxation of Distributions

Subject to the passive foreign investment company rules described below, distributions paid on Shares or ADSs, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains. Dividends will constitute qualified dividend income if the Shares or ADSs with respect to which such dividends are paid are readily tradable on an established securities market in the U.S., and we are not a PFIC in the year in which the dividend is paid (or the prior taxable year). Dividends paid to non-corporate U.S. Holders in 2020 with respect to ADSs may be eligible for taxation as qualified dividend income, and therefore subject to tax at rates applicable to long-term capital gains, because the ADSs were traded on NYSE in 2020. However, there can be no assurance that the ADSs will continue to be traded on NYSE or another established securities market in the U.S. It is unclear whether these reduced rates will apply to dividends paid with respect to our Shares that are not represented by ADSs. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

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

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for the taxable year ending December 31, 2020. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be a PFIC for any taxable year.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The information presented in this section for the periods ending prior to January 1, 2020 does not reflect our acquisition of Avon, which closed on January 3, 2020. Accordingly, the comparability of our financial information for periods starting on or after January 1, 2020 with periods ending prior to January 1, 2020 is limited.

Overview

We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign currency fluctuations. Information relating to quantitative and qualitative disclosures about these market risks is described below.

Foreign Currency Exchange Rate Risk

We are exposed to the exchange risk resulting from financial instruments in currencies other than their functional currencies, as well as operating cash flows in foreign currencies. To reduce this exposure, policies were implemented to hedge against foreign exchange risk. These policies set maximum exposure levels with regard to these risks.

The procedures set by these policies include monthly assessments of our consolidated foreign exchange exposure. The results of these assessments are used to inform decisions taken by management.

Our foreign exchange protection policy considers the amounts in foreign currency of the balances to be received and of payables from commitments already assumed and recorded in the financial statements, as well as future cash flows, with an average term of six months, not yet recorded on the balance sheet.

Pursuant to our foreign exchange protection policy, we may enter into derivative transactions to hedge against foreign exchange risk arising from financial instruments denominated in currencies other than their respective functional currencies to limit potential losses from exchange rate variation. In order to do so, we enter into swaps and non-deliverable forwards.

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

The table below sets forth the balances of financial derivatives as of the dates indicated:

	Notional(2)			Accrual			Fair Value(3)			Gain (Loss) (adjustment MTM)
	As of December 31,			As of December 31,			As of December 31,			As of December 31,
	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018
	(in millions of R$)
Type of transaction
Swap contracts(1)
Asset position:
Long position in U.S. dollars	2,576.9	2,664.0	2,381.9	4,262.0	3,416.7	3,038.9	4,683.9	3,729.7	3,295.0	421.9	313.0	256.1
Liability position:
CDI floating rate:
Short position in CDI	(2,576.9)	2,664.0	2,381.9	(2,630.9)	2,754.6	2,478.6	(2,803.8)	3,002.6	2,779.7	(172.9)	248.0	301.1
Swap contracts(1):
Asset position:
Short position in U.S. dollars	—	—	58.6	—	—	56.6	—	—	57.3	—	—	0.7

Liability position:
CDI floating rate:
Long position in interbank rate	—	—	58.6	—	—	59.5	—	—	60.3	—	—	0.8

Forward contracts (4)
Net exchange position vs. GBP	1,409.1	—	—	(5,457)	—	—	(22,234)	—	—	(16,778.0)	—	—
Total net financial derivatives	1,409.1	—	—	1,625.6	662.1	557.4	1,857.9	727.1	512.4	232.2	65.0	(45.0)

(1)	Swap transactions consist of swapping the exchange rate fluctuation for a percentage of the floating rate Interbank Deposit Rate (CDI) – post-fixed CDI – in the case of Brazil.

(2)	The notional amount represents the amounts of the contracted derivatives.

(3)	Fair value refers to the value of outstanding contracted derivatives recognized in balance sheets.

(4)	Forward operations consist of hedging against exchange variation through operations involving various currencies against the pound sterling.

As of December 31, 2020, 2019 and 2018, for derivatives maintained by us and our subsidiaries, since our derivative financial instrument contracts are entered into directly with financial institutions and not through a stock exchange, there are no margin calls deposited as guarantees of these transactions.

Operating Derivatives

As of December 31, 2020, 2019 and 2018, we hold forward derivative instruments with HSBC and Santander in order to hedge against exchange rate risk on import and export operations of the subsidiary The Body Shop in foreign currencies against the pound sterling and U.S. dollar. These derivatives are measured at fair value, with gains and losses recognized in the group of costs of products sold.

Derivative Instruments Designated for Hedge Accounting

We have designated to hedge accounting our derivative financial instruments for hedging loans denominated in foreign currency of Natura Cosméticos S.A. and Natura Distribuidora de México, S.A. de C.V., and operating cash flows resulting from the purchase and sale denominated in foreign currency of The Body Shop. As of December 31, 2020, the notional amount hedged against reais of the consolidated position of instruments designated as cash flow hedge totaled R$3,690.1 million and we did not have any notional amount hedged against the pound sterling or other currencies besides the real. As of December 31, 2019, the notional amount of the consolidated position of instruments designated as cash flow hedge totaled R$3,702.5 million, of which R$2,664.0 million is hedged against reais, and £195.0 million (R$1,038.5 million) is hedged against the pound sterling. As of December 31, 2018, the consolidated position of instruments designated as cash flow hedge totaled U.S.$750 million, £383.4 million and MXN297.2 million of notional amount or R$2,371.8 million, R$2,003.9 million and R$58.6 million, respectively.

Sensitivity Analysis

For the sensitivity analysis of the risk of foreign exchange rate exposure, in addition to the assets and liabilities with exposure to the fluctuation of exchange rates recorded in the balance sheet, we consider the value of the fair value of the financial instruments contracted by us for the protection of certain exposures as of December 31, 2020, such as loans and financing registered in Brazil in foreign currency, receivables registered in Brazil in foreign currency, trade payable registered in Brazil in foreign currencies and value of the financial derivatives.

This analysis considers only financial assets and liabilities registered in Brazil in foreign currency, since exposure to exchange variation in other countries is close to zero due to the strength of currencies and the effectiveness of their derivatives, and considers that all other variables, especially interest rates, remain constant and ignore any impact of forecasting purchases and sales.

The tables below show the loss based on our current foreign currency exposure as of December 31, 2020, that would have resulted from certain scenarios. The probable scenario considers future rates for the U.S. dollar for 90 days, based on quotes obtained from the B3 on the respective maturity dates of the financial instruments exposed to foreign exchange risks, of R$5.1977/U.S.$1.00. Scenarios II and III consider a drop in the US dollar of 25% (R$3.8910/U.S.$1.00) and 50% (R$2.5940/U.S.$1.00), respectively.

Description	Risk	Probable Scenario	Scenario II	Scenario III
		(in millions of R$)
Net exposure	Depreciation of the U.S. dollar	(1.1)	(220.1)	(658.3)

Interest Rate Risk

Interest rate risk arises from financial investments and short and long-term loans and financing. Financial instruments issued at floating rates expose us to cash flow risks associated with the interest rate. Financial instruments issued at pre-fixed rates expose us to fair value risks associated with the interest rate. Our cash flow risk associated with the interest rate arises from investments and short- and long-term loans and financing issued at floating rates. We adopt the policy of maintaining our rates of exposure to asset and liability interest rates pegged to floating rates. Short-term investments are adjusted by the CDI rate whereas borrowings and financing are adjusted based on the TJLP, CDI and fixed rates, according to the contracts made with the related financial institutions, and trading securities with investors in this market.

Any increase in interest rates will increase the costs of servicing our Net Debt, which could adversely affect our business, financial condition and operating results. Moreover, any increase in the basic interest rate by the Brazilian Central Bank could negatively affect our results by reducing economic growth and, consequently, demand for our products.

We use swap derivatives for the purpose of mitigating the risks of loans and financing contracted at fixed rates.

Sensitivity Analysis

The table below sets out our total exposure to interest rate risk, including risks arising from changes in the CDI rate, as of December 31, 2020 and 2019:

	As of December 31,
	2020	2019
	(in millions of R$)
Total borrowings and financing – in local currency	(9,591.8)	(7,404.4)
Operations in foreign currency with derivatives pegged to CDI(1)	(4,231.1)	(3,382.0)
Short-term investments	3,865.3	2,429.2
Net exposure	9,957.6	(8,357.2)

(1)	Refers to transactions involving CDI-backed derivatives to hedge the loans and financing arrangements raised in foreign currency in Brazil.

The table below shows the loss based on our current interest rate exposure as of December 31, 2020 that would have resulted from certain scenarios. The probable scenario considers future interest rates obtained on the B3 for the maturity dates of the financial instruments exposed to interest rate risks. Scenarios II and III consider an increase in the interest rate of 25% (2.45% per year) and 50% (2.94% per year), respectively, of the CDI rate from 1.96% per year.

Description	Risk	Probable Scenario	Scenario II	Scenario III
		(in millions of R$)
Net liabilities	Interest rate increase	(3.6)	(33.2)	(62.8)

The table below shows the loss based on our current interest rate exposure as of December 31, 2019 that would have resulted from certain scenarios. The probable scenario considers future interest rates obtained on the B3 for the maturity dates of the financial instruments exposed to interest rate risks. Scenarios II and III consider an increase in the interest rate of 25% (5.4% per year) and 50% (6.5% per year), respectively, of the CDI rate from 4.35% per year.

Description	Risk	Probable Scenario	Scenario II	Scenario III
		(in millions of R$)
Net liabilities	Interest rate increase	4.2	(86.7)	(177.6)

Item 12. Description of Securities Other Than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Depositary

The Bank of New York Mellon, or “BNYM” or the “ADS Depositary”, has acted as depositary in relation to the ADS (each representing two Natura &Co Holding Shares) program since November 1, 2019. The principal executive office of BNYM is located at 240 Greenwich Street, New York, New York 10286, United States.

Fees and Expenses

The holder of an ADS may have to pay the following fees and charges related to services in connection with the ownership of the ADS up to the amounts set forth in the table below:

Persons depositing or withdrawing shares or ADS holders must pay:	For:
U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Delivery of ADSs, including deliveries resulting from a distribution of shares or rights

Surrender of ADSs and withdrawal of deposited securities, including if the Natura &Co Holding Deposit Agreement terminates

U.S.$0.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the ADS Depositary to ADS holders
U.S.$0.05 (or less) per ADS per calendar year	ADS Depositary services
Registration or transfer fees	Transfer and registration of shares on Natura &Co Holding’s share register to or from the name of the ADS Depositary or its agent when you deposit or withdraw shares
Expenses of the ADS Depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the Natura &Co Holding Deposit Agreement)
Converting foreign currency to U.S. dollars

Persons depositing or withdrawing shares or ADS holders must pay:	For:
Taxes and other governmental charges the ADS Depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the ADS Depositary or its agents for servicing the deposited securities	As necessary

The ADS Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The ADS Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The ADS Depositary may collect its annual fee for ADS Depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The ADS Depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The ADS Depositary may generally refuse to provide fee-attaching services until its fees for those services are paid.

Direct and Indirect Payments

From time to time, the ADS Depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the ADS Depositary, or share revenue from the fees collected from ADS holders. Under certain circumstances, including the removal of BNYM as depositary, we are required to repay to BNYM amounts reimbursed in prior periods.

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

Our management, with the participation of our principal executive and principal financial officers, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the Exchange Act under Rules 13a-15(e)) as of the end of the period covered by this annual report. In this context, “disclosure controls and procedures” means controls and procedures of a company that are designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Based on this evaluation, our principal executive and principal financial officers concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2020, to ensure that information required to be disclosed under the Exchange Act is recorded, authorized, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and the information required to be disclosed is accumulated and communicated, in order to allow timely decisions regarding required disclosure.

Due to the cyber incident at Avon in June 2020 (see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in Which We Operate—Our subsidiary Avon was the target of a cybersecurity incident which disrupted its systems” and “Item 4. Information on the Company—B. Business Overview—Internal Compliance and Risk Management—Internal Controls and Deficiencies”), we concluded that Avon’s controls related to IT environment had not been designed and/or operated effectively to prevent access and changes the IT systems supporting financial information processing. Although we had no indication that the accuracy and completeness of any financial information was impacted as a result of the incident, and Avon performed extensive procedures immediately after discovering the incident to validate such accuracy and completeness, we believe that, if the incident had gone differently, it could have potentially resulted in a material impact to its financial statements, which led to the conclusion that the magnitude of these control deficiencies represented a material weakness in Avon’s IT general controls.

To remediate the material weakness, Avon strengthened procedures and controls with the support of external cyber security and IT general controls specialists and accelerated investments in IT infrastructure to strengthen cyber security controls. Based on testing performed by management, the implemented controls are designed and operating effectively, and the material weakness has been remediated as of December 31, 2020.

In addition, as of December 31, 2019, our former independent registered public accounting firm reported evidence of internal control deficiencies, which were considered a material weakness in our internal controls over financial reporting. The material weakness identified was that we did not appropriately design and maintain effective controls related to the interpretation and application of complex accounting matters, specifically on certain significant unusual transactions, which resulted in a material weakness. The control deficiencies did not allow management to identify a material error in the interpretation and application of accounting of accruals for bank fees, which was corrected by management in the consolidated financial statements as of and for the year ended December 31, 2019. In 2020, we adopted and implemented a remediation plan to address the control deficiencies described above, which included the following action steps: (i) enhancement of the controls over management’s review and approval of complex nonrecurring accounting issues; (ii) enhancement of the controls around the consolidation procedures; (iii) preparation of an accounting manual to ensure consistency in the application of accounting policies within the group; (iv) establishing an ongoing technical training program for the individuals who have financial reporting responsibilities; and (v) reassessment of the accounting department structure in relation to size and responsibilities to ensure it includes adequate technical resources as well as team members. As a result, these control deficiencies were remediated as of December 31, 2020.

We are committed to maintaining strict internal controls and recognize that an environment with effective controls generates transparency and security for our stakeholders. However, there can be no assurance that our remediation efforts will continue to be successful.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. The Company’s internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with IFRS. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation in accordance with IFRS. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2020. Management reviewed the results of its assessment with our Audit Committee. The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in its report.

C.	Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Auditores Independentes, the independent registered public accounting firm that has audited our consolidated financial statements, has issued an audit report on the financial statements and internal control over financial reporting as of December 31, 2020, as stated in their report, which is included herein.

D.	Changes in Internal Control over Financial Reporting

Our management has evaluated, with the participation of our principal executive and principal financial officers, whether any changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2020 have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on this evaluation, that other than the remediation of the material weaknesses identified and discussed above, our management has concluded that no such changes have occurred.

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

Item 16B. Code of Ethics

On December 17, 2019, our audit committee approved a code of conduct, or the Code of Conduct, applicable to our board of directors, our executive officers and all our employees. Following the Avon acquisition, the document was reviewed and the revised Code of Conduct was launched on August 10, 2020. An English translation of the Code of Conduct is included as Exhibit 11.1 to this annual report. Since it became effective on August 10, 2020, we have not waived compliance with or amended the Code of Conduct.

Item 16C. Principal Accountant Fees And Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, during the years ended December 31, 2020 and 2019. Our independent registered public accounting firm was PricewaterhouseCoopers Auditores Independentes for the year ended December 31, 2020 and KPMG Auditores Independentes for the year ended December 31, 2019:

	2020	2019
	(in thousands of reais)
Audit fees	73,323.4	14,307.5
Audit related fees (1)	5,070.4	1,444.4
Tax fees (2)	681.8	383.5
All other fees (3)	75.9	—
Total	79,151.5	16,135.4

(1)	Audit related fees include fees for services that can only be reasonably provided by our independent auditors, such as the issuance of comfort letters and the review of periodic documents filed with the SEC.

(2)	Relates to services regarding tax compliance.

(3)	All other fees related to services on specific issues (sustainability report).

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table reflects purchases of our equity securities, including shares represented by of ADRs, by us or our affiliates in 2020 and in 2021 through to the date of this annual report.

Months	Total Number of Shares Purchased	Average Price Paid per Share in R$	Average Price Paid per Share in U.S.$(1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar(1) Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)(3)
January 2020	—	—	—	—	—
February 2020	1,114,460	49.25	9.47	1,114,460	—
March 2020	—	—	—	—	—
April 2020	—	—	—	—	—
May 2020	—	—	—	—	—
June 2020	—	—	—	—	—
July 2020	—	—	—	—	—
August 2020	—	—	—	—	—
September 2020	—	—	—	—	—
October 2020	—	—	—	—	—
November 2020	—	—	—	—	—
December 2020	—	—	—	—	—
January 2021	—	—	—	—	—
February 2021	631,358	50.79	9.77	631,358	—
March 2021	—	—	—	—	—
April 2021	—	—	—	—	—
Total(2)(3)	1,745,818	49.81	9.58	1,745,818	—

(1)	Solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2020 for reais into U.S. dollars of R$5.197 per U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “Item 3. Key Information—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	On February 6, 2020, our board of directors approved our share repurchase program. The repurchase program covered the period from February 6, 2020 to August 7, 2021 and contemplated repurchases of our own shares, including shares represented by ADSs, of up to 1,114,460 shares (up to 0.093828926% of the total shares issued by the Company and up to 0.166152334% of the Company’s outstanding shares as of February 6, 2020). The repurchase program was discontinued on February 18, 2020 as the Company had by then repurchased all the shares which it was authorized to repurchase under the repurchase program. The shares repurchased may be used to meet the Company’s obligations from potential exercises of the Company’s restricted share programs and stock options, and may also be held in treasury, disposed of or canceled in accordance with applicable law.

(3)	On February 4, 2021, our board of directors approved a share repurchase program. The repurchase program covered the period from February 5, 2021 to February 12, 2021 and contemplated repurchases of our own shares, including shares represented by ADSs, of up to 631,358 shares (up to 0.05% of the total shares issued by us and up to 0.08% of our outstanding shares). The repurchase program was discontinued on February 8, 2021 as we had by then repurchased all the shares which we were authorized to repurchase under the repurchase program. The shares repurchased may be used to meet our obligations from potential exercises of our restricted share programs and stock options, and may also be held in treasury, disposed of or canceled in accordance with applicable law.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Principal Differences between Brazilian and U.S. Corporate Governance Practices

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as Natura &Co Holding, to comply with various corporate governance practices. In addition, since the listing of the ADSs on the NYSE, Natura &Co Holding is required to comply with the listing rules of the NYSE, or NYSE rules.

NYSE rules include certain accommodations to corporate governance requirements that allow foreign private issuers, such as Natura &Co Holding, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE. Under NYSE rules, Natura &Co Holding is required to:

•	have an audit committee or audit board in accordance with an exemption available to foreign private issuers, as discussed below;

•	provide prompt certification by Natura &Co Holding’s chief executive officer of any material non-compliance with corporate governance rules; and

•	provide a brief description of the significant differences between Natura &Co Holding’s corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies.

A summary of the significant differences between Natura &Co Holding’s corporate governance practices and those required of U.S. listed companies is included below.

Majority of Independent Directors

NYSE rules require that a majority of the board of a listed company consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Under the B3 listing rules, Natura &Co Holding’s board of directors must be composed of a minimum of two independent directors or a minimum of 20% of Natura &Co Holding’s total directors must be independent, whichever is greater. Additionally, pursuant to the Brazilian Corporation Law and CVM regulations, Natura &Co Holding’s directors are required to meet certain qualification requirements that address their compensation, duties and responsibilities. While Natura &Co Holding’s directors meet the qualification requirements of the Brazilian Corporation Law and CVM regulations (i.e. two-thirds of our directors are considered independent), we do not believe that a majority of Natura &Co Holding’s directors would be considered independent under the NYSE rules test for director independence.

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

Audit Committee and Audit Committee Additional Requirements

Under Section 303A.06 of the NYSE listing rules and the requirements of Rule 10A-3 under the Exchange Act, each U.S. listed company is required to have an audit committee consisting entirely of independent members that comply with the requirements of Rule 10A-3. In addition, each listed company’s audit committee must have a written charter compliant with the requirements of Section 303A.07(b) of the NYSE listing rules, the listed company must have an internal audit function and the listed company must fulfill all other requirements of the NYSE and Rule 10A-3. The SEC has recognized that, for foreign private issuers, local legislation may delegate some of the functions of the audit committee to other advisory bodies. Natura &Co Holding has established a statutory audit committee. Natura &Co Holding’s statutory audit committee meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The statutory audit committee is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority.

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

Pursuant to the Brazilian Corporation Law, the by-laws of companies may permit increases in capital stock without amendments to the by-laws. Such a permission may specify (i) the limit of the capital increase in terms of total amount or number of shares, the type and classes of the shares that may be issued; (ii) whether the issuance of new shares is to be approved by the general shareholders’ meeting or the board of directors; (iii) any conditions to which the issuance of new shares may be subject; and (iv) the circumstances under which shareholders are to benefit from preemptive rights to subscribe for shares. In the case of Natura &Co Holding, pursuant to the Natura &Co Holding By-Laws, the board of directors is authorized to approve capital increases involving the issuance of up to 1,315,000,000 common shares. Any capital increase is subject to the applicable disclosure requirements set forth in the regulations issued by the CVM regulation, including but not limited to the disclosure of a material fact disclosing the capital increase and the publication of the minutes of the relevant corporate body’s meeting which approved the matter.

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

The Novo Mercado Rules provide that the listed companies are required to have an audit department whose activities are reported to Natura &Co Holding’s board of directors and which, among other matters, is responsible for assessing the quality and effectiveness of Natura &Co Holding’s risk management processes.

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

Item 18. Financial Statements

Financial Statements are filed as part of this annual report, starting on page F-1 of this annual report.

Item 19. Exhibits

The following documents are filed as part of this annual report:

Exhibit No.	Exhibit
1.1	Natura &Co Holding By-Laws.
2.1†	Agreement and Plan of Mergers dated as of May 22, 2019, by and among Avon Products, Inc., Natura Holding S.A. (currently known as Natura &Co Holding S.A.), Natura Cosméticos S.A., Nectarine Merger Sub I, Inc. and Nectarine Merger Sub II, Inc. (incorporated by reference to Exhibit 2.1 of Registration Statement on Form F-4 filed with the SEC on September 24, 2019 (Registration No. 333-233910)).
2.2	Amendment No. 1 dated October 3, 2019 to the Agreement and Plan of Mergers dated as of May 22, 2019 by and among Avon Products, Inc., Natura Cosméticos S.A., Nectarine Merger Sub I, Inc., Nectarine Merger Sub II, Inc. and Natura &Co Holding S.A. (incorporated by reference to Annex B to our proxy statement/prospectus, dated October 4, 2019, filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended, in connection with our Registration Statement on Form F-4 (Registration No. 333-233910), as originally filed on September 24, 2019, and subsequently amended).
2.3	Amendment No. 2 dated November 5, 2019 to the Agreement and Plan of Mergers dated as of May 22, 2019 by and among Avon Products, Inc., Natura Cosméticos S.A., Nectarine Merger Sub I, Inc., Nectarine Merger Sub II, Inc. and Natura &Co Holding S.A. (incorporated by reference to Item 2 to our current report on Form 6-K furnished to the SEC on November 6, 2019).
2.4	Form of Deposit Agreement among Natura &Co Holding S.A., The Bank of New York Mellon, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6 (file no. 333-233972) filed with the SEC on September 27, 2019).
2.5	Description of Securities.
3.1†	Natura Founders Voting and Support Agreement (incorporated by reference to Exhibit 10.1 of Registration Statement on Form F-4 filed with the SEC on September 24, 2019 (Registration No. 333-233910)).
3.2†	Cerberus Investor Voting and Support Agreement (incorporated by reference to Exhibit 10.2 of Registration Statement on Form F-4 filed with the SEC on September 24, 2019 (Registration No. 333-233910)).
3.3	Shareholders’ Agreement dated as of September 4, 2019 between Passos Participações S.A., Antonio Luiz da Cunha Seabra, Guilherme Peirão Leal, Pedro Luiz Barreiros Passos, Fundo de Investimento de Ações Veredas – Investimento no Exterior, Felipe Pedroso Leal, Ricardo Pedroso Leal, Norma Regina Pinotti, Vinicius Pinotti, Fabricius Pinotti, Maria Heli Dalla Colletta de Mattos, Gustavo Dalla Colletta de Mattos, Fabio Dalla Colletta de Mattos, Lucia Helena Rios Seabra and Natura &Co Holding, as an intervening party (incorporated by reference to our current report on Form 6-K furnished to the SEC on October 17, 2019).
4.1	4th Issuance of Commercial Papers, dated May 4, 2020, of Natura Cosméticos S.A., as issuer, and Simplific Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., as trustee (English translation) (incorporated by reference to Exhibit 4.1 to the Registration Statement on F-3 filed with the SEC on October 1, 2020 (File No.: 333-249198)).
4.2	1st Issuance of Commercial Papers, dated December 20, 2019, of Natura &Co Holding S.A., as issuer, and Simplific Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., as trustee (English translation) (incorporated by reference to Exhibit 4.2 to the Registration Statement on F-3 filed with the SEC on October 1, 2020 (File No.: 333-249198)).

4.3	2nd Issuance of Commercial Papers, dated May 4, 2020, of Natura &Co Holding S.A., as issuer, and Simplific Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., as trustee (English translation) (incorporated by reference to Exhibit 4.3 to the Registration Statement on F-3 filed with the SEC on October 1, 2020 (File No.: 333-249198)).
4.4	Second Amendment, dated September 3, 2019, to the Private Instrument of Indenture of the 10th Issuance of Simple Non-Convertible Unsecured Debentures, in up to Four Series, for Public Distribution with Limited Efforts of Natura Cosméticos S.A., dated as of July 22, 2019, between Natura Cosméticos S.A., as issuer, Simplific Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., as trustee (English translation) (incorporated by reference to Exhibit 4.4 to the Registration Statement on F-3 filed with the SEC on October 1, 2020 (File No.: 333-249198)).
4.5	First Amendment, dated August 21, 2019, to the Private Instrument of Indenture of the 10th Issuance of Simple Non-Convertible Unsecured Debentures, in up to Four Series, for Public Distribution with Limited Efforts of Natura Cosméticos S.A., dated as of July 22, 2019, between Natura Cosméticos S.A., as issuer, Simplific Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., as trustee (English translation) (incorporated by reference to Exhibit 4.5 to the Registration Statement on F-3 filed with the SEC on October 1, 2020 (File No.: 333-249198)).
4.6	Private Instrument of Indenture of the 10th Issuance of Simple Non-Convertible Unsecured Debentures, in up to Four Series, for Public Distribution with Limited Efforts of Natura Cosméticos S.A., dated as of July 22, 2019, between Natura Cosméticos S.A., as issuer, Simplific Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., as trustee (English translation) (incorporated by reference to Exhibit 4.6 to the Registration Statement on F-3 filed with the SEC on October 1, 2020 (File No.: 333-249198)).
4.7	First Amendment, dated September 20, 2018, to the Private Instrument of Indenture of the 9th Issuance of Simple Non-Convertible Unsecured Debentures, in up to Three Series, for Public Distribution with Limited Efforts of Natura Cosméticos S.A., dated as of August 24, 2017, between Natura Cosméticos S.A., as issuer, Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, as trustee (English translation) (incorporated by reference to Exhibit 4.7 to the Registration Statement on F-3 filed with the SEC on October 1, 2020 (File No.: 333-249198)).
4.8	Private Instrument of Indenture of the 9th Issuance of Simple Non-Convertible Unsecured Debentures, in up to Three Series, for Public Distribution with Limited Efforts of Natura Cosméticos S.A., dated as of August 27, 2018, between Natura Cosméticos S.A., as issuer, Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, as trustee (English translation) (incorporated by reference to Exhibit 4.8 to the Registration Statement on F-3 filed with the SEC on October 1, 2020 (File No.: 333-249198)).
4.9	Indenture of 5.375% Notes due 2023 of Natura Cosméticos S.A., dated as of February 1, 2018, between Natura Cosméticos S.A., as issuer, U.S. Bank National Association, as trustee, paying agent, registrar and transfer agent (incorporated by reference to Exhibit 4.9 to the Registration Statement on F-3 filed with the SEC on October 1, 2020 (File No.: 333-249198)).
4.10	First Amendment, dated September 22, 2017, to the Private Instrument of Indenture of the 7th Issuance of Simple Non-Convertible Unsecured Debentures, in Two Series, for Public Distribution with Limited Efforts of Natura Cosméticos S.A., dated as of August 24, 2017, between Natura Cosméticos S.A., as issuer, Simplific Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., as trustee (English translation) (incorporated by reference to Exhibit 4.10 to the Registration Statement on F-3 filed with the SEC on October 1, 2020 (File No.: 333-249198)).
4.11	Private Instrument of Indenture of the 7th Issuance of Simple Non-Convertible Unsecured Debentures, in Two Series, for Public Distribution with Limited Efforts of Natura Cosméticos S.A., dated as of August 24, 2017, between Natura Cosméticos S.A., as issuer, Simplific Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., as trustee (English translation) (incorporated by reference to Exhibit 4.11 to the Registration Statement on F-3 filed with the SEC on October 1, 2020 (File No.: 333-249198)).
8.1	List of subsidiaries.
11.1	English translation of the Code of Conduct of Natura &Co Holding S.A.
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Principal Financial Officer

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Principal Executive Officer
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Principal Financial Officer
15.1	Consent of PricewaterhouseCoopers Auditores Independentes
15.2	Consent of KPMG Auditores Independentes
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

†	Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NATURA &CO HOLDING S.A. April 19, 2021

By:	/s/ Roberto de Oliveira Marques
	Name:	Roberto de Oliveira Marques
	Title:	Principal Executive Officer

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Principal Financial Officer

Index to Consolidated Financial Statements

Audited Consolidated Financial Statements of Natura &Co Holding S.A. as of and for the Years Ended December 31, 2020, 2019 and 2018
Independent Registered Public Accounting Firm Report of PricewaterhouseCoopers Auditores Independentes	F-3
Independent Registered Public Accounting Firm Report of KPMG Auditores Independentes	F-6
Consolidated Balance Sheet as of December 31, 2020 and 2019	F-7
Consolidated Statement of Income for the years ended December 31, 2020, 2019 and 2018	F-8
Consolidated Statement of Other Comprehensive Income for the years ended December 31, 2020, 2019 and 2018	F-9
Consolidated Statement of Changes in Shareholders’ Equity for the years ended December 31, 2020, 2019 and 2018	F-10
Consolidated Statement of Cash Flows for the years ended December 31, 2020, 2019 and 2018	F-11
Notes to the Consolidated Financial Statements	F-12

NATURA &CO HOLDING S.A.

Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Natura &Co Holding S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Natura &Co Holding S.A. and its subsidiaries (the “Company”) as of December 31, 2020, and the related consolidated statements of income, comprehensive income, changes in shareholder’s equity and cash flows for the year ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in accounting principle

As discussed in Note 3.13 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

•	Business combination – valuation of sales representatives asset and contingent liabilities recorded in connection with Avon Products Inc ("Avon") acquisition

As described in Notes 3.4, 4 and 5.10 to the consolidated financial statements, the Company concluded the acquisition of Avon Products Inc ("Avon") for the transferred consideration of R$ 13,366,114 thousand and as of the acquisition date, recognized separately from goodwill, the identifiable assets acquired and the liabilities assumed of which R$ 1,884,249 thousand, and R$ 1,693,096 thousand are relating to sales representatives asset and contingent liabilities, respectively. Management applied significant judgment in determining the fair value of this asset acquired and those liabilities assumed, which involved the use of significant estimates and assumptions with respect to the number of actives representatives by country, average ticket price, average ticket growth, churn rate and the sum of the discounted future excess earnings for the sales representatives asset and with respect to the probability of loss of the possible and remote lawsuits for the fair value calculation of contingent liabilities assumed.

The principal considerations for our determination that performing procedures relating to the valuation of sales representatives asset and contingent liabilities recorded in connection with Avon acquisition is a critical audit matter are (i) there was a high degree of auditor subjectivity in applying our procedures relating to the fair value measurement of the sales representatives asset and contingent liabilities due to the significant amount of judgment required by management when developing these estimates; (ii) significant audit effort was required in assessing the significant estimates and assumptions relating to sales representatives asset, including the number of active representatives, average ticket price, average ticket growth, churn rate and the sum of the discounted future excess earnings and relating to contingent liabilities, including the probability of loss of the possible and remote lawsuits for the fair value calculation of contingent liabilities assumed and (iii) professionals with specialized skill and knowledge were used to assist in performing these procedures and evaluating the audit evidence.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the completeness, accuracy and integrity of data, significant assumptions, the sum of the discounted future excess earnings model used to measure the fair values of sales representatives asset and contingent liabilities assumed. These procedures also included, among others; (i) reading the main documents related to the acquisition of Avon; (ii) testing management’s process for estimating the fair values of sales representatives asset and contingent liabilities assumed and; (iii) assessing the objectivity, independence and competence of external specialists engaged by management to prepare the valuation reports; and (iv) testing management’s processes to evaluate the appropriateness of the valuation methods and the reasonableness of the assumptions used for the purposes of estimating the fair values, including the number of active sales representatives, by country average ticket price, average ticket growth, churn rate and the sum of the discounted future excess earnings for the sales representatives asset and the estimates and the assumption with respect to the probability of loss of the possible and remote law suits for the fair value calculation of contingent liabilities. Professionals with specialized skill and knowledge were used to assist in the evaluation of the reasonableness of significant assumptions, related to management’s estimate of the sum of the discounted future excess earnings and the assumption with respect to the probability of loss of the possible and remote lawsuits for the fair value calculation of contingent liabilities assumed.

São Paulo, Brazil, April 19 2021

/s/ PricewaterhouseCoopers

Auditores Independentes

We have served as the Company’s auditor since 2020.

KPMG Auditores Independentes

Rua Arquiteto Olavo Redig de Campos, 105, 6º andar - Torre A

04711-904 - São Paulo/SP - Brasil

Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil

Telefone +55 (11) 3940-1500

kpmg.com.br

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Natura &Co Holding S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Natura &Co Holding S.A. and subsidiaries (the Company) as of December 31, 2019, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 3.13 to the consolidated financial statements, the Company has changed its method of accounting for lease arrangements as of January 1, 2019 due to the adoption of IFRS 16 “Leases”.

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

We served as the Company’s auditor from 2017 to 2019.

/s/ KPMG Auditores Independentes

São Paulo, SP
May 6, 2020, except as to Note 2 which is as of September 30, 2020.

NATURA &CO HOLDING S.A.

STATEMENT OF FINANCIAL POSITION AS AT DECEMBER 31, 2020 AND 2019

(In thousands of Brazilian reais - R$)

ASSETS	Note	2020	2019

CURRENT
Cash and cash equivalents	7	5,821,672	4,513,582
Short-term investments	8	2,520,648	1,025,845
Trade receivable	9	3,597,535	1,685,764
Inventories	10	4,544,270	1,430,550
Recoverable taxes	11	1,071,349	395,640
Income tax and social contribution		242,091	113,478
Derivative financial instruments	6.6	139,856	-
Other current assets	15	616,120	265,198
		18,553,541	9,430,057

Assets held for sale	14	181,279	-
Total current assets		18,734,820	9,430,057

NON-CURRENT
Recoverable taxes	11	932,212	409,214
Income tax and social contribution		478,524	334,671
Deferred income tax and social contribution	12.1	1,339,725	374,448
Judicial deposits	13	566,190	337,255
Derivative financial instruments	6.6	1,768,122	737,378
Short-term investments	8	16,104	7,402
Other non-current assets	15	1,527,668	83,836
Total long-term assets		6,628,545	2,284,204

Property, plant and equipment	16	5,235,057	1,773,889
Intangibles assets	17	26,917,128	5,076,501
Right of use	18	3,402,047	2,619,861

Total non-current assets		42,182,777	11,754,455

TOTAL ASSETS		60,917,597	21,184,512

LIABILITIES AND SHAREHOLDERS' EQUITY	Note	2020	2019

CURRENT
Borrowings, financing and debentures	19	3,805,649	3,354,355
Leases	18	1,059,661	542,088
Trade payable and reverse factoring operations	20	6,774,205	1,829,756
Payroll, profit sharing and social charges		1,340,683	560,376
Tax liabilities	21	785,367	320,890
Income tax and social contribution		441,253	388,238
Dividends and interest on shareholders' equity payable		-	95,873
Derivative financial instruments	6.6	61,201	11,806
Provision for tax, civil and labor risks	22	58,756	18,650
Other current liabilities	23	1,832,811	396,391
Total current liabilities		16,159,586	7,518,423

NON-CURRENT
Borrowings, financing and debentures	19	10,017,264	7,432,019
Leases	18	2,798,794	1,975,477
Payroll, profit sharing and social charges		43,763	-
Tax liabilities	21	109,454	122,569
Deferred income tax and social contribution	12.1	1,288,045	450,561
Provision for tax, civil and labor risks	22	2,000,444	201,416
Other non-current liabilities	23	1,113,139	121,702
Total non-current liabilities		17,370,903	10,303,744

TOTAL LIABILITIES		33,530,489	17,822,167

SHAREHOLDERS' EQUITY
Capital stock	24.1	12,377,999	1,485,436
Treasury shares	24.3	(11,667)	-
Capital reserves	24.4	11,052,135	999,931
Legal profit reserve	24.5	120,166	154,039
Retained losses		(759,937)	(92,066)
Equity valuation adjustment		4,585,631	815,005
Shareholders' equity attributed to the Company's controlling shareholders		27,364,327	3,362,345

Non-controlling interest in shareholders' equity of subsidiaries		22,781	-
Total shareholders' equity		27,387,108	3,362,345

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		60,917,597	21,184,512

*The accompanying notes are an integral part of the Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(In thousands of Brazilian reais - R$, except for earnings per share)

	Note	2020	2019	2018
CONTINUING OPERATIONS
NET REVENUE	26	36,921,980	14,444,690	13,397,419
Cost of Sales	27	(13,229,715)	(4,033,454)	(3,782,843)

GROSS PROFIT		23,692,265	10,411,236	9,614,576

OPERATING INCOME (EXPENSES)
Selling, Marketing and Logistics expenses	27	(15,702,787)	(6,395,586)	(5,828,713)
Administrative, R&D, IT and project expenses	27	(5,955,996)	(2,405,576)	(2,251,341)
Impairment loss on trade receivables		(727,695)	(209,515)	(237,884)
Shareholders' equity		-	-	-
Other operating income (expenses), net	30	(516,190)	(49,311)	(39,945)

OPERATING INCOME BEFORE FINANCIAL RESULT		789,597	1,351,248	1,256,693

Financial income	29	4,738,391	1,955,784	2,056,421
Financial expenses	29	(5,773,810)	(2,795,874)	(2,639,709)

Taxes on formation of the Company	12.2	-	(206,592)	-

NET INCOME (LOSS) BEFORE INCOME TAX AND
SOCIAL CONTRIBUTION		(245,822)	304,566	673,405
Income tax and social contribution	12.2	(274,744)	(149,099)	(125,026)

NET (LOSS) INCOME FROM CONTINUING OPERATIONS		(520,566)	155,467	548,379

DISCONTINUED OPERATIONS
NET LOSS OF DISCONTINUED OPERATIONS	31	(143,112)	-	-

NET INCOME (LOSS) FOR THE YEAR		(663,678)	155,467	548,379

ATTRIBUTABLE TO
Controlling shareholders of the company		(650,196)	155,467	548,379
Non-controlling shareholders		(13,482)	-	-
		(663,678)	155,467	548,379

(LOSS) EARNINGS PER SHARE IN THE YEAR -R$
Basic		(0.5220)	0.1796	0.6335
Diluted		(0.5220)	0.1779	0.6324

*The accompanying notes are an integral part of the Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(In thousands of Brazilian reais - R$)

	Note	2020	2019	2018

NET (LOSS) INCOME FOR THE YEAR		(663,678)	155,467	548,379
Other comprehensive income to be reclassified to income statement in subsequent periods:
Conversion of financial statements of controlled companies abroad		3,360,831	244,100	483,212
Unrealized losses on the revaluation of balances between companies		350,950	-	-
Exchange rate effect on the conversion from hyperinflationary economy		32,160	17,666	(19,074)
Earnings from cash flow hedge operations	6.2	178,006	107,337	(45,202)
Tax effects on losses from cash flow hedge operations		(61,658)	(36,768)	15,384
Equity in earnings from cash flow hedge operation		-	-	-
Equity in tax effects on earnings from cash flow hedge operations		-	-	-

Other comprehensive income not reclassified to income statement in subsequent periods:
Actuarial gain (loss)		(104,650)	(14,374)	(7,030)
Tax effects on actuarial gain (loss)		23,694	4,887	11,532
Equity on actuarial gain (loss)		-	-	-
Equity on tax effects on actuarial gain (loss)		-	-	-

Comprehensive income for the year, net of tax effects		3,115,655	478,315	987,201

ATTRIBUTABLE TO
The Company´s shareholders		3,120,429	478,315	987,201
Noncontrolling shareholders		(4,774)	-	-
		3,115,655	478,315	987,201

*The accompanying notes are an integral part of the Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(In thousands of Brazilian reais - R$)

													Equity appraisal adjustment
				Capital Reserves
									Profit reserve
	Note	Capital stock	Treasury shares	Surplus on issue/sale of shares	Special reserve	Tax incentive reserve	Additional paid-in capital	Income from transactions with non-controlling shareholders	Legal	Tax Incentives	Retained earnings	Appropriation of earnings	Other comprehensive income	Sharesholders' equity attributed to controlling shareholders	Non-Controlling Shareholders	Transaction with shareholders	Total shareholders' equity
BALANCES ON JANUARY 1, 2018		427,073	32,544	75,588	-	17,378	62,755	-	18,650	20,957	1,083,619	-	53,336	1,726,812	-	(92,066)	1,634,746

Net income for the year		-	-	-	-	-	-	-	-	-	-	548,379	-	548,379	-	-	548,379
Other comprehensive income		-	-	-	-	-	-	-	-	-	-	-	438,822	438,822	-	-	438,822

Changes in stock option plans and restricted shares:
Provision for stock option plans and restricted shares		-	-	-	-	-	52,543	-	-	-	-	-	-	52,543	-	-	52,543
Exercise of stock option plans and restricted shares		-	13,136	(3,372)	-	-	(8,697)	-	-	-	-	-	-	1,067	-	-	1,067
Changes in tax incentive reserves		-	-	-	-	(17,378)	-	-	-	17,378	-	-	-	-	-	-	-
Mandatory minimum dividends		-	-	-	-		-	-	-	-	-	(56,661)	-	(56,661)	-	-	(56,661)
Mandatory minimum interest on capital stock		-	-	-	-	-	-	-	-	-	-	(111,449)	-	(111,449)	-	-	(111,449)
Retained earnings reserve		-	-	-	-	-	-	-	-	-	336,532	(336,532)	-	-	-	-	-
Tax incentive reserve		-	-	-	-	-	-	-	-	43,737	-	(43,737)	-	-	-	-	-
Adjustment effect of hyperinflationary economy		-	-	-	-	-	150,513	-	-	-	(83,858)	-	-	66,655	-	-	66,655

BALANCES ON DECEMBER 31, 2018 - Natura Cosméticos S.A. (Note 2.1(a))		427,073	(19,408)	72,216	-	-	257,114	-	18,650	82,072	1,336,293	-	492,158	2,666,168	-	(92,066)	2,574,102

Net income for the year		-	-	-	-	-	-	-	-	-	-	392,391	-	392,391	-	-	392,391
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	-	-	-	17,666	17,666	-	-	17,666
Other comprehensive income		-	-	-	-	-	-	-	-	-	-	-	305,182	305,182	-	-	305,182
Total comprehensive income for the year		-	-	-	-	-	-	-	-	-	-	392,391	322,848	715,239	-	-	715,239
Capital increase		52,673	-	-	-	-	-	-	-	-	-	-	-	52,673	-	-	52,673
Transactions in stock and restricted shares option plans:
Provision for stock and restricted shares option plans		-	-	-	-	-	104,078	-	-	-	-	-	-	104,078	-	-	104,078
Exercise of stock and restricted shares option plans		-	15,615	16,156	-	-	(34,333)	-	-	-	-	-	-	(2,562)	-	-	(2,562)
Cancellation of shares - RCA 16.12.19 - Protocol and Justification of Merger		-	3,793	(3,793)	-	-	-	-	-	-	-	-	-	-	-	-	-
Interest on equity declared and not yet distributed (mandatory minimum)		-	-	-	-	-	-	-	-	-	-	(110,671)	-	(110,671)	-	-	(110,671)
Profit retention reserve		-	-	-	-	-	-	-	-	-	206,268	(206,268)	-	-	-	-	-
Constitution of tax incentive reserve		-	-	-	-	-	-	-	-	75,452	-	(75,452)	-	-	-	-	-
Hyperinflationary economy adjustment effect		-	-	-	-	-	61,870	-	-	-	(2,052)	-	-	59,818	-	-	59,818
AGE 09.17.2019 - Capitalization of part of the balance of the Profit Reserve account		1,242,165	-	-	-	-	-	-	-	-	(1,242,165)	-	-	-	-	-	-

BALANCES AS OF DECEMBER 31, 2019 - Natura Cosméticos S.A. (Note 2.1 (a))		1,721,911	-	84,579	-	-	388,729	-	18,650	157,524	298,344	-	815,006	3,484,743	-	(92,066)	3,392,677

Predecessor adjustments		(236,475)	-	708,760	206,592	-	(388,729)	-	(18,650)	(157,524)	(299,772)	155,467	-	(30,331)	-	-	(30,331)

BALANCES AS OF DECEMBER 31, 2019		1,485,436	-	793,339	206,592	-	-	-	-	-	(1,428)	155,467	815,006	3,454,412	-	(92,066)	3,362,346

Net loss for the year		-	-	-	-	-	-	-	-	-	-	(650,196)	-	(650,196)	(13,482)	-	(663,678)
Exchange differences on translation of foreign operations		-	-	-	-	-	-	-	-	-	-	-	32,160	32,160	-	-	32,160
Other comprehensive income		-	-	-	-	-	-	-	-	-	-	-	3,738,465	3,738,465	8,708	-	3,747,173
Total comprehensive income for the year		-	-	-	-	-	-	-	-	-	-	(650,196)	3,770,625	3,120,429	(4,774)	-	3,115,655
EGM April 30, 2020		-	-	-	155,467	-	-	-	-	-	-	(155,467)	-	-	-	-	-
Subscription of shares through the Board of Directors' Meeting held on January 3, 2020		3,397,746	-	9,877,148	-	-	-	-	-	-	-	-	-	13,274,894	27,555	-	13,302,449
Subscription of shares through the Board of Directors' Meeting held on June 30, 2020		2,000,000	-	1,118	-	-	-	-	-	-	-	-	-	2,001,118	-	-	2,001,118
Subscription of shares through the Board of Directors' Meeting held on July 27, 2020		14,723	-	-	-	-	-	-	-	-	-	-	-	14,723	-	-	14,723
Subscription of shares through the Board of Directors' Meeting held on September 30, 2020		18,863	-	-	-	-	-	-	-	-	-	-	-	18,863	-	-	18,863
Subscription of shares through the Board of Directors' Meeting held on October 8, 2020		5,614,750	-	-	-	-	-	-	-	-	-	-	-	5,614,750	-	-	5,614,750
Share repurchase		-	(54,936)	-	-	-	-	-	-	-	-	-	-	(54,936)	-	-	(54,936)
Expenses on the issue of equity values		(212,770)	-	-	-	-	-	-	-	-	-	-	-	(212,770)	-	-	(212,770)
Transactions in stock and restricted shares option plans:
Provision for stock and restricted shares option plans		-	-	-	-	-	163,322	-	-	-	-	-	-	163,322	-	-	163,322
Exercise of stock and restricted shares option plans		59,251	43,269	-	-	-	(111,281)	-	-	-	-	3,561	-	(5,200)	-	-	(5,200)
Constitution of tax incentive reserve		-	-	-	-	-	-	-	-	113,302	-	(113,302)	-	-	-	-	-
Effect of Hyperinflationary economy adjustment		-	-	-	-	-	58,496	-	-	-	8,292	-	-	66,788	-	-	66,788

BALANCES AS OF DECEMBER 31, 2020		12,377,999	(11,667)	10,671,605	362,059	-	110,537	-	-	113,302	6,864	(759,937)	4,585,631	27,456,393	22,781	(92,066)	27,387,108

*The accompanying notes are an integral part of the Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(In thousands of Brazilian reais - R$)

	Note	2020	2019	2018

CASH FLOW FROM OPERATING ACTIVITIES
Net (loss) income for the year		(663,678)	155,467	548,379
Adjustments to reconciliate net income for the year with net cash generated by operating activities:
Depreciation and amortization	16, 17 and 18	2,718,856	1,117,416	589,911
Interest on short-term investments		(103,310)	(78,414)	(129,296)
Reversal from swap and forward derivative contracts		(1,090,299)	(38,703)	(543,398)
Provision for tax, civil and labor risks		198,568	(24,509)	40,193
Inflation adjustment of judicial deposits		(11,242)	(13,352)	(13,780)
Inflation adjustment of contingencies	22.1	37,966	9,758	4,346
Income tax and social contribution		274,744	149,099	125,026
Company formation tax		-	206,592	-
Income from sale and write-off of property, plant and equipment and intangible	16 and 17	35,555	34,518	24,573
Equity in subsidiaries		-	-	-
Interest and exchange rate variation on leases		62,250	127,398	52,011
Interest and exchange rate variation on borrowings and financing	19	2,003,147	582,519	1,187,869
Exchange differences on translation of foreign operations		(71,974)	5,764	(3,535)
Provision (reversal of provision) for losses from property, plant and equipment and intangible	16 and 17	155,463	3,541	-
Provision (reversal of provision) for stock option plans		(44,142)	59,232	40,505
Actual losses and provision for losses with trade receivables, net of reversals	9	640,676	209,505	237,884
Provision (reversal of provision) for inventory losses, net	10	341,799	147,140	22,743
Provision (reversal of provision) for post-employment health care plan	28	46,583	19,969	(34,914)
Effect from hyperinflationary economy		55,277	51,659	45,198
Other provision (reversals)		(114,286)	(134,212)	(26,145)
		4,471,953	2,590,386	2,167,570
INCREASE (DECREASE) IN:
Trade receivable		(1,308,030)	(212,812)	(415,459)
Inventories		(1,444,671)	(194,698)	(112,331)
Recoverable taxes		(770,102)	(6,369)	84,982
Other assets		152,811	(56,440)	(67,864)
Domestic and foreign trade payable		1,004,231	117,080	158,978
Payroll, profit sharing and social charges, net		749,609	(15,855)	215,412
Tax liabilities		382,695	91,520	(170,098)
Other liabilities		(31,135)	21,204	(52,247)

		3,207,360	2,334,017	1,808,943

OTHER CASH FLOWS FROM OPERATING ACTIVITIES
Payment of income tax and social contribution		(331,450)	(321,262)	(269,966)
Release of judicial deposits		66,192	9,674	(364)
Payments related to tax, civil and labor lawsuits	22.1	(134,551)	(27,179)	(36,464)
Payments due to settlement of derivative transactions		(38,835)	(66,420)	(30,967)
Payment of interest on lease	18	(225,420)	(134,579)	(22,691)
Payment of interest on borrowings, financing and debentures	19	(1,257,665)	(493,895)	(604,224)

CASH GENERATED BY (USED IN) OPERATING ACTIVITIES		1,285,632	1,300,356	844,267

CASH FLOW FROM INVESTING ACTIVITIES
Cash from acquisition of subsidiary	4	2,661,878	-	-
Additions of property, plant and equipment and intangible		(674,211)	(586,395)	(485,016)
Proceeds from sale of property, plant and equipment and intangible		104,204	22,682	6,641
Short-term investments		(10,371,483)	(7,161,530)	(8,483,684)
Redemption of short-term investments		9,008,931	7,345,389	9,187,748
Redemption of interest on short-term investments		52,667	65,504	163,407
Receipt of dividends from subsidiaries		-	-	-
Investment in subsidiaries		(102,898)	-	-

CASH GENERATED BY (USED IN) INVESTING ACTIVITIES		679,088	(314,350)	389,096

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of lease - principal	18	(843,338)	(497,905)	(46,241)
Repayment of borrowings, financing and debentures – principal	19	(8,483,892)	(2,643,575)	(6,552,249)
New borrowings, financing, and debentures	19	1,354,765	5,346,145	5,015,278
Acquisition of treasury shares, after receipt of option strike price		51,145	(2,562)	1,067
Payment of dividends and interest on equity for the previous year		(133,937)	(152,938)	(201,652)
Receipt of funds due to settlement of derivative transactions		211,722	3,992	32,401
Acquired company's liability incurred by acquiror		(370,791)	-	-
Capital Payment		-	52,673	-
Capital Increase		7,436,684	206,592	-

CASH GENERATED BY (USED IN) FINANCING ACTIVITIES		(777,642)	2,312,422	(1,751,396)

Effect of exchange rate variation on cash and cash equivalents		121,012	106	39,950

DECREASE IN CASH AND CASH EQUIVALENTS		1,308,090	3,298,534	(478,083)

Opening balance of cash and cash equivalents	7	4,513,582	1,215,048	1,693,131
Closing balance of cash and cash equivalents	7	5,821,672	4,513,582	1,215,048

DECREASE IN CASH AND CASH EQUIVALENTS		1,308,090	3,298,534	(478,083)

*The accompanying notes are an integral part of the Financial Statements.

CONTENTS

1. GENERAL INFORMATION	F-13
2. MANAGEMENT STATEMENT AND BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS	F-13
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	F-13
4. BUSINESS COMBINATION	F-34
5. CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS	F-36
6. FINANCIAL RISK MANAGEMENT	F-38
7. CASH AND CASH EQUIVALENTS	F-46
8. SHORT-TERM INVESTMENTS	F-46
9. TRADE RECEIVABLE	F-47
10. INVENTORIES	F-48
11. RECOVERABLE TAXES	F-48
12. INCOME TAX AND SOCIAL CONTRIBUTION	F-48
13. JUDICIAL DEPOSITS	F-51
14. NON-CURRENT ASSETS HELD FOR SALE	F-51
15. OTHER CURRENT AND NON-CURRENT ASSETS	F-52
16. PROPERTY, PLANT AND EQUIPMENT	F-53
17. INTANGIBLES	F-55
18. RIGHT OF USE AND LEASES	F-58
19. BORROWINGS, FINANCING AND DEBENTURES	F-61
20. TRADE PAYABLE AND REVERSE FACTORING OPERATIONS	F-64
21. TAX LIABILITIES	F-65
22. PROVISION FOR TAX, CIVIL AND LABOR RISKS	F-65
23. OTHER LIABILITIES	F-68
24. SHAREHOLDER’S EQUITY	F-70
25. SEGMENT INFORMATION	F-71
26 REVENUES	F-73
27 OPERATING EXPENSES AND COST OF SALES	F-74
28 EMPLOYEE BENEFITS	F-74
29 FINANCE INCOME (EXPENSES)	F-78
30 OTHER OPERATING INCOME (EXPENSES), NET	F-79
31 EARNINGS PER SHARE	F-80
32 RELATED-PARTY TRANSACTIONS	F-81
33 COMMITMENTS	F-82
34 INSURANCE	F-82
35 ADDITIONAL INFORMATION RELATING TO THE STATEMENTS OF CASH FLOWS	F-83
36 SUBSEQUENT EVENTS	F-83

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1.	GENERAL INFORMATION

NATURA &CO HOLDING S.A. (“Natura &Co”), previously Natura Holding S.A., was incorporated on January 21, 2019 under the Brazilian laws and is engaged in holding investments in other entities in the cosmetics, fragrances and personal hygiene business through the development, manufacturing, distribution and sales of related products. Natura &Co and its subsidiaries is referred to as the “Company”.

The brands under management by the Company include "Natura", “Avon”, "The Body Shop" and "Aesop". In addition to using the retail market, e-commerce, business-to-business (B2B) and franchises as product sales channels, its subsidiaries are engaged in the direct sales channel, through consultants that act as sales representatives of the Natura and Avon brands.

In December 2019, Natura &Co became the holder of 100% of the shares of Natura Cosméticos S.A. (“Natura”), under the ticker NATU3. Accordingly, since December 18, 2019, (“NATU3”) shares stopped being traded at B3 and (“NTCO3”) shares started to be traded at B3's Novo Mercado segment. After several restructuring activities carried out for the acquisition process of Avon Products, Inc. (“Avon”), which was completed on January 3, 2020 (note 4), the Natura &Co became the holding company of the Natura Group. Additionally, on January 6, 2020, the Natura &Co began trading American Depositary Receipts (ADRs) on the New York Stock Exchange (“NYSE”), under the ticker “NTCO”.

2.	MANAGEMENT STATEMENT AND BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements have been prepared and are being presented in accordance with the International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”). The financial statements show all the relevant information specific to the financial statements, and only that, which are consistent with those used by Management.

The consolidated financial statements as of December 31, 2019 and for the two-year period then ended were recast to give retrospective effect to the changes in the Company’s reportable segments (note 25). The Company’s comparative historical consolidated information presented, for the statements of income, comprehensive income, changes in equity and, cash flows for the year ended December 31, 2019, do not include information from the subsidiary Avon Products Inc., since the acquisition was completed on January 3, 2020.

The financial statements were approved by the Board of Directors and authorized for issuance on the meeting held on April 19, 2021.

a) Basis of presentation of Company’s consolidated financial statements

The consolidated financial statements were prepared based on the historical cost, except for derivative financial instruments, financial investments and carbon credits recognized in other current and non-current assets that were measured at fair value and are expressed in thousands of Brazilian Reais (“R$”), rounded to the nearest thousand, as well as the disclosure of amounts in other currencies, when necessary, were also expressed in thousands. Items disclosed in other currencies are duly identified, whenever applicable.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies applied in the preparation of these consolidated financial statements are defined below. These policies have been applied consistently in all years presented, with the exception of (i) the presentation of segment information (note 25), which changed as a result of the acquisition of Avon (note 4) and (ii) the application of the practical expedient related to benefits granted in lease agreements that occurred as a direct consequence of the Covid-19 pandemic.

3.1	Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current when it is (i) expected to be realized or intended to be sold or consumed in the normal operating cycle; (ii) held primarily for the purpose of trading; (iii) expected to be realized within twelve months after the reporting period; or (iv) cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

A liability is current when (i) it is expected to be settled in the normal operating cycle; (ii) it is held primarily for the purpose of trading; (iii) it is due to be settled within twelve months after the reporting period; or (iv) there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period. The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities, as disclosed on note 3.18.

3.2	Foreign currency translation

Functional currency

The items included in the financial statements of the Company and each of the companies included in the consolidated financial statements are measured using the currency of the main economic environment in which each the companies operates ("functional currency").

3.2.1	Transactions and balances in a currency other than the functional currency

Foreign currency transactions, that is, any currency other than the functional currency, are converted into the functional currency of the entities included in these consolidated financial statements using the exchange rates prevailing on the dates of the transactions. The financial statements are presented in thousands of Brazilian Reais (R$), corresponding to the functional currency of the Company.

Balance sheet account balances are remeasured using the exchange rates prevailing at the end of the reporting period. Foreign exchange gains and losses arising on the settlement of such transactions and the remeasured of monetary assets and monetary liabilities denominated in foreign currency are recognized in the statement of income, as “Financial income” and “Financial expenses”.

3.2.2	Subsidiaries with different functional currency

In preparing the consolidated financial statements, the statement of income and statement of cash flows and all other changes of assets and liabilities of foreign subsidiaries, whose functional currency is not the Brazilian Real, are translated into Brazilian Reais at the monthly average exchange rates, which approximates the exchange rate in effect on the date of the transactions.

The balance sheet is translated into reais at the exchange rate prevailing at the reporting date. The effects of exchange rate changes resulting from these translations are presented under the Other Comprehensive Income (“OCI”) in the statement of comprehensive income, and in shareholders´ equity.

The translation calculation is different for Natura Cosméticos S.A. – Argentina (“Natura Argentina”), which became a hyperinflationary economy as of July 1, 2018 (see below), in which the balance sheet is translated into Brazilian Reais at the exchange rates prevailing at the reporting date.

3.2.3	Hyperinflationary economy

Starting from July 2018, Argentina has been considered a hyperinflationary economy. As per IAS 29 - Financial Reporting in Hyperinflationary Economies, the non-monetary assets and liabilities, equity items and the statement of income of the subsidiary Natura Argentina, whose functional currency is the Argentinean peso, are being adjusted so that the figures are reported in the monetary measurement unit at the reporting period. The monetary unit considers the effects measured by the Consumer Price Index (“IPC”) in Argentina starting January 1st, 2017, and Argentina’s Domestic Retail Price Index (“IPIM”) up to December 31, 2016. Consequently, as required by IAS 29, the operating results of the subsidiary Natura Argentina must be disclosed as highly inflationary starting from July 1, 2018 (with reflections from January 1st, 2018, year in which the existence of hyperinflation was first identified).

Non-monetary assets and liabilities booked at historical cost and equity items of Natura Argentina were adjusted for inflation based on the aforementioned indices, and effects of hyperinflation resulting from changes in the overall purchasing power were presented in the statement of income. The statement of income is adjusted at the end of each reporting period based on the variation in the general price index for the period.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The net effect of inflation adjustment in 2020 on (i) non-monetary assets and liabilities, (ii) items in the statement of changes in equity, and (iii) statement of income, was presented in a specific line for hyperinflation as finance expenses (see note 29).

For the translation of the accounting balances of the subsidiary Natura Argentina to the presentation currency (R$) used in the Company's consolidated financial statements, the following procedures, as required by IAS 21 - The effects of changes in foreign exchange rates, were adopted:

➢	Assets, liabilities and equity items balances were translated at the exchange rate prevailing at the reporting date (0.06189 Argentinean peso for each Brazilian Real in December 2020); and

➢	Revenues and expenses of the year were translated at the exchange rate prevailing at the reporting date (0.06189 Argentinean peso for each Brazilian Real in December 2020), instead of the average exchange rate of the period, which is used to translate currencies in non-hyperinflationary economies;

The accumulated inflation for the year ended December 31, 2020 was 36.1% (54.5% as at December 31, 2019), as per IPC index.

As of December 31, 2020, the application of IAS 29 resulted in (i) a negative impact on the financial expenses of R$ 20,625 (R$ 13,947 as at December 31, 2019), and (ii) a negative impact on net income for the year of R$ 106,206 (R$ 68,940 as at December 31, 2019).

The translation of the statement of income at the exchange rate on the reporting date, instead of average monthly exchange rate of the year, resulted in a positive impact on OCI for the fiscal year ended December 31, 2020 of R$ 32,160 (R$ 17,666 as at December 31, 2019).

3.3	Consolidation

The following procedures are applied in the preparation of the consolidated financial statements:

a)	Investments in subsidiaries

The Company controls an entity when it is exposed to, or is entitled to, the variable returns arising from its involvement with the entity and can affect those returns by exercising its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date when the Company obtains control until the date when the control ceases to exist. The Company has interests in subsidiaries only.

In accordance with the equity method, the portion attributable to the Company on the net profit or loss for the year of these investments is recorded in the statement of income under the line “Equity income”. All intra-group balances, income and expenses and unrealized gains and losses arising from intra-group transactions are eliminated completely. The OCI of subsidiaries is recorded directly in the Company's equity under the item “OCI”.

Below is a list of the Company's subsidiaries as of December 31, 2020, 2019 and 2018:

	Ownership - %
	2020	2019	2018
Direct ownership:
Avon Products, Inc.	100.00	-	-
Natura Cosméticos S.A.	100.00	100.00	-
Natura &Co International S.à r.l. (1)	100.00	-	-

(1)	Natura &Co International S.à.r.l., was incorporated in 2020 under the laws of Luxembourg with the purpose of acquiring, managing and selling interests in domestic and foreign companies, other than raising and borrowing funds to other consolidated entities of the Company.

In the preparation of the consolidated financial statements, financial statements as at the same reporting date and consistent with the Company's accounting policies were used. Investments were eliminated in proportion to the investor's interest in shareholders' equity and in the results of subsidiaries, assets and liabilities balances, income and expenses and unrealized results, net of income tax and social contribution, resulting from operations between the companies.

Direct subsidiaries activities are as follows:

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

➢	Natura Cosméticos S.A.: is a publicly-held corporation, established in accordance with the laws of the Federative Republic of Brazil on June 6, 1993, for an indefinite term. Founded in 1969 in the Federal State of São Paulo, Brazil, it is among the ten largest direct sales companies in the world. Under the Natura brand, most of products are developed from natural ingredients originating from Brazilian biodiversity and distributed predominantly through direct sales by independent beauty consultants. The subsidiary's focus is the sale of cosmetics and fragrances in general. It also operates through e-commerce and has an expanded network of its own physical stores, with 61 stores in Brazil (43 in 2019), 7 stores abroad (France, Argentina and Chile) in 2020 (9 stores in 2019), and 474 franchised stores (256 in 2019). The Body Shop International Limited (The Body Shop) e Emeis Holding Pty Ltd. (Aesop) subsidiaries are also classified in this entity.

➢	Avon Products, Inc.: a global manufacturer and marketer of beauty and related products, with operations started in 1886 and established under the laws of the State of New York in the United States of America on January 27, 1916. It conducts its business in the beauty sector and other consumer products through direct selling companies to create, manufacture and market beauty and non-beauty products. Its business is carried out mainly through one channel: direct selling.

b)	Ownership interest of non-controlling shareholders

The Company opted to measure any non-controlling interest initially by the proportionate interest in acquiree’s identifiable net assets on the acquisition date. Changes in the Company’s interest in a subsidiary that do not result in loss of control are recorded as “Transactions with shareholders” in the statement of changes in equity.

As at December 31, 2020, and 2019, there are no subsidiaries directly or indirectly controlled that have significant interests held by non-controlling shareholders.

3.4	Business combinations and goodwill

Business combinations (except for those involving entities under common control) are accounted for by applying the acquisition method. The consideration transferred is measured at fair value as at the date of the acquisition, as well as the identifiable assets acquired, and liabilities assumed. The consideration transferred does not include amounts related to the settlement of pre-existing relationships, which are generally recognized in the statement of income for the year.

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs. The financial assets and liabilities assumed are assessed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Acquisition-related costs are recorded as expenses as incurred and recognized as other operating expenses. Any goodwill arising from the transaction is tested annually for impairment, and when circumstances indicate that the carrying value may be impaired.

Goodwill is initially measured at cost, as the excess of the aggregate amount of (i) the consideration transferred, measured at fair value; (ii) the amount of any non-controlling interest in the acquiree; and (iii) in a business combination achieved in stages, the fair value of the acquirer’s previously held equity interest in the acquiree at the acquisition-date; over the net of the amounts of the identifiable assets acquired and the liabilities assumed. When this aggregate amount is lower than the net of the amounts of the identifiable assets acquired and the liabilities assumed, a gain on a bargain purchase is recognized immediately in the statement of income. Subsequently, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units (“CGU”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

In a business combination involving entities under common control, in which all of the combining entities or business are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory, the Company applies the predecessor accounting method.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

When applying this method, the financial statements consider the historical accounting records of the acquired entity as equivalent to the Company's records, reflecting (a) the operating results and equity position of the acquired company in previous years; (b) the operating results of the Company and its acquired entity resulting from the restructuring; (c) the Company's assets and liabilities at historical cost (and at the preceding fair value, when applicable); and (d) the earnings per share of the Company in all years presented (adjusted when applicable). In these cases, therefore, there is no calculation of goodwill and any effect recorded in equity.

3.5	Cash and cash equivalents

Cash and cash equivalents are maintained for the purpose of meeting short-term cash commitments, not for investment or other purposes. Cash and cash equivalents include cash, bank deposits and short-term investments realizable within 90 days of the original date of the security or considered to be highly liquid granted by the issuer or convertible into a known amount of cash and which are subject to an insignificant risk of changes in value. Instruments that are not eligible for the classification of cash and cash equivalents, due to their liquidity, maturity or even the risk of changes in value, are classified as short-term investments.

3.6	Financial instruments

3.6.1	Financial assets

Initial recognition and measurement

Upon initial recognition, a financial asset is measured at fair value and, subsequently, is measured at amortized cost, at fair value through other comprehensive income (“FVTOCI”), or at fair value through profit or loss (“FVTPL”).

The classification of financial assets at initial recognition depends on the characteristics of the contractual cash flows of the financial asset and Company’s business model for the management of these financial assets. The business model for managing financial assets refers to how the company manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows, while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling.

Except for trade receivable that do not contain a significant financing component or to which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus transaction costs, in the case of financial asset not measured at fair value through profit or loss. In general, all financial assets are subsequently measured at fair value through profit or loss.

Subsequent measurement

Financial assets at amortized cost

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment analysis. Gains or losses are recognized in the statement of income when the asset is derecognized, modified, or impaired.

The financial assets of the Company classified as at amortized cost include trade receivable, other current assets (except for carbon credits measured at fair value, as disclosed in note 3.9) and non-current assets balances (see note 6.6).

Financial assets at fair value through OCI (debt instruments)

For debt instruments at fair value through OCI, interest income, foreign exchange remeasurement and impairment losses or reversals are recognized in the statement of income and calculated in the same manner as for financial assets measured at amortized cost. The resulting changes in fair value are recognized in OCI; upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss. The Company does not hold any financial asset classified under this category.

Financial assets classified as at fair value through OCI (equity instruments)

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Upon initial recognition, the Company can elect to irrevocably classify its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32- Financial Instruments: Presentation and are not held for trading. Classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never classified to profit or loss. Dividends are recognized as other operating income (expenses), net, in the statement of income when the right of payment has been established, except when the Company benefits from such proceeds as a recovery of part of the financial asset’s cost, in which case, such gains are recorded in OCI. Equity instruments classified as at fair value through OCI are not subject to impairment assessment. The Company does not hold any financial asset classified under this category.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are presented in the statement of financial position at fair value with net changes in fair value recognized in the statement of income. This category includes derivative instruments and short-term investments which the Company had not irrevocably elected to classify as at fair value through OCI.

Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

Derecognition (write-off) of financial instruments

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when the rights to receive cash flows from the asset have expired, when the Company transfer its rights or risk to receive cash flows of the asset or when the Company have assumed an obligation to pay the full amount of received cash flows, without significant delay to a third party under an on-lending agreement and either (i) the Company transfer substantially all risks and benefits of the asset, or (ii) the Company neither transferred nor retained substantially all risks and benefits of the asset, but transferred the control of asset.

When the Company transfer its rights to receive cash flows of an asset or execute an on-lending agreement, it assesses whether, and at which extent, they have retained the risks and benefits of ownership. When the Company neither transfers or retains substantially all risks and benefits of the asset, nor transferred the control over the asset, the Company continue to recognize the asset transferred to the extent of its continued involvement. In this case, the Company also recognize an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company have retained.

Impairment of financial assets

The Company recognize an allowance for expected credit losses (“ECL”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expect to receive, discounted at an approximation of the original effective interest rate.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure (a lifetime ECL), irrespective of the timing of the default.

For trade receivable, the Company apply a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognize a loss allowance based on lifetime ECLs at each reporting date. The Company have recorded a provision that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. Further details are disclosed in note 5.6.

The Company consider a financial asset in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

3.6.2	Financial liabilities

Initial recognition and measurement

All financial liabilities are recognized initially at fair value and, in the case of borrowings, financing and debentures, net of directly attributable transaction costs. The Company financial liabilities include borrowings, financing and debentures (note 19), derivative financial instruments (note 6) and trade payable and reverse factoring operations (note 20).

Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified in two categories: (i) financial liabilities at fair value through profit or loss; or (ii) financial liabilities at amortized cost.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities classified upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IAS 39 – Financial Instruments. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the statement of income.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. The Company has not designated any financial liability as at fair value through profit or loss, except for derivatives and carbon credits (notes 3.6.3 and 3.9), respectively.

Financial liabilities at amortized cost

This is the most relevant category for the Company. After initial recognition, interest-bearing borrowings and financing are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the effective interest rate amortization process.

Amortized cost is calculated by considering any premium or discount on acquisition and fees or costs that are an integral part of the effective interest method. The effective interest amortization is included as finance costs in the statement of income.

This category generally applies to borrowings and financing granted and contracted, subject to interest, included in note 19.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of income.

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

The offsetting of financial instruments is also applied to bank balances subject to the central treasury management system (“cash pooling”) instituted with the financial institution, in which the current account positions of the Company (including overdraft balances) they are offset since the Company has a legally enforceable right to settle at the net amount and intends to settle the positions on a net basis.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

3.6.3	Derivative financial instruments

Derivative instruments transactions contracted by the Company consist of swaps and non-deliverable forwards (“NDF”) intended exclusively to hedge against the foreign exchange risks related to balance sheet positions, acquisitions of inputs and property, plant and equipment, forecasted exports and forecasted foreign-denominated cash outflows for capital increases in foreign subsidiaries.

They are measured at fair value, and changes in fair value are recognized through profit or loss, except when they are designated as cash flow hedges, to which changes in fair value are recorded in OCI.

The fair value of derivative instruments is measured based on information on each contracted transaction and related market inputs as at reporting date, such as interest and exchange rates.

For the purpose of hedge accounting, hedges are classified as (i) fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment; (ii) cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; or (iii) hedges of a net investment in a foreign operation.

Even with the adoption of IFRS 9, the Company opted to maintain the hedge accounting practice in accordance with IAS 39, according to the transition method provided for in item 7.2.21 of IFRS 9.

At the inception of a hedge relationship, the Company formally designate and document the hedge relationship to which it wishes to apply hedge accounting, the risk management objective and the strategy for undertaking the hedge.

The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Company will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

During the years ended on December 31, 2020, 2019 and 2018, the Company did not enter transactions related to hedge of fair value or hedge of net investment. Cash flow hedges that meet all the qualifying criteria for hedge accounting are accounted for as described below.

Cash flow hedges

Consists in providing hedge against changes in cash flows attributable to a specific risk related to a known asset or liability or a highly probable forecast transaction and that may affect profit or loss.

The effective portion of changes in fair value of derivative instruments that is designated and qualified as cash flow hedge is recognized in OCI and accumulated in the item “Gain (loss) from cash flow hedge operations” and “tax effect on gain (loss) from cash flow hedge operations”. In a cash flow hedge, the effective portion of gain or loss from the hedge instrument is recognized directly in OCI, in equity, while the ineffective portion of hedge is immediately recognized in finance income (expenses).

For the years ended on December 31, 2020, 2019 and 2018, the Company used derivative financial instruments, applying cash flow hedge accounting and, as disclosed in note 6.6, for hedge against the risk of change in exchange rates related to borrowings in foreign currency and purchase and sale transactions in foreign currency and intercompany borrowings operations that (i) are highly related to the changes in the market value of the hedged item, both at the beginning as well as during contract term (effectiveness between 80% and 125%), (ii) have documentation of the operation, hedged risk, risk management process and methodology used in assessing effectiveness, and (iii) are considered effective to reduce the risk related to the exposure to be hedged. It allows the application of the hedge accounting methodology, with their fair value measurement effect being recognized in equity and from their realization, on profit or loss in the line item related to the hedged item.

Hedge accounting is discontinued when the Company terminate the hedge relationship, the hedge instrument matures or is sold, revoked or executed, or no longer qualifies to hedge accounting. Any gains or losses recognized in OCI and accumulated shareholders’ in equity as of a certain date remain in equity and are recognized when the forecasted transaction is eventually recognized in profit or loss.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

If a planned transaction results in the subsequent recognition of a non-financial asset or liability, the cumulative gain or loss in OCI is reclassified to profit or loss during the same year for which the non-financial asset acquired or non-financial liability assumed affects the profit or loss. For example, when the non-financial asset is depreciated or sold.

Conversely, if a planned transaction results in the subsequent recognition of a financial asset or liability, the cumulative gain or loss in OCI is recycled to profit or loss during the same period for which the financial asset acquired or financial liability assumed affects the profit or loss. For example, when financial income or expense is recognized.

When the forecasted transaction is no longer expected, cumulative gains or losses deferred in equity are immediately recognized in the statement of income.

The Company assesses, throughout the hedge term, the effectiveness of its derivative financial instruments, as well as changes in their fair value.

For the years ended December 31, 2020, 2019 and 2018, there were no losses related to the ineffective portion recognized in statement of income. The fair values of derivative financial instruments are disclosed in note 6.6.

3.7	Trade receivable

Trade receivable correspond to amounts receivable for the sale of goods and services in the normal course of the activities of the Company and are recognized to the extent that the consideration that is unconditional is due by the customer (that is, only the passage of time required before payment of the consideration is due).

3.8	Inventories

Inventories are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

The Company consider the following items when determining its provision for inventory losses: discontinued products, products with slow turnover, expired products or products nearing the expiration date and products that do not meet quality standards, recorded as “Cost of sales”.

3.9	Carbon Credits – Carbon Neutral Program

In 2007, the Company assumed a commitment to be a Carbon Neutral company, which is to neutralize its emissions of greenhouse gas (“GHG”), throughout its production chain, from extraction of raw materials to post- consumption. The commitment, which currently refers only to operations under the Natura brand, is not a legal obligation, since Brazil does not have a reduction target, despite being a signatory to the Kyoto Protocol. For this reason, it is considered a constructive obligation under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, which requires the recognition of a provision in the financial statements if it is subject to disbursement and measurable.

The liability is estimated through annually audited inventories of carbon emissions and measured at fair value based on the market price for the acquisition of licenses for neutralization. On December 31, 2020, the balance recorded as "Other non-current liabilities" (see note 23), refers to the total carbon emissions during the period of 2007 to 2020 that have not yet been offset by corresponding projects and therefore no execution of the carbon certificate.

The Company elected to make purchases of carbon credits by investing in projects with environmental benefits arising from the voluntary market. Thus, the costs will generate carbon credits after completion or maturation of these projects. Such expenses were recorded at their respective fair value in the line item “Other current assets” (see note 15).

Upon effective delivery of the related carbon credit certificates to the Company, the obligation of being carbon neutral is effectively fulfilled; therefore, the asset balances are offset against those of the liabilities.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The difference between the carrying amounts of assets and liabilities as at December 31, 2020 refers to the amount of cash disbursed in advance for investments in ongoing projects and, for this reason, not yet available for neutralization of emissions and offset of the liability.

3.10	Property, plant and equipment

Property, plant and equipment is measured at cost of acquisition or construction, plus interest capitalized during construction period, in the case of qualifying assets, and reduced by accumulated depreciation and impairment losses, if applicable. Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted, if applicable.

Land is not depreciated. Depreciation of the other assets is calculated to reduce the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their useful lives and is recognized in the statement of income. The estimated useful lives of the assets are mentioned in note 16.

Gains and losses on disposals are calculated by comparing the proceeds from the sale with the net carrying amount and are recognized in the statement of income as “Other operating income (expenses), net”.

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company

3.11	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each reporting date. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of profit or loss in the expense category that is consistent with the function of the intangible assets.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, and when circumstances indicate that the carrying value may be impaired, either individually or at the CGU level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

An intangible asset is derecognized upon disposal (i.e., at the date the receiver of the asset obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss in the line item “other operating income (expenses), net”.

The main classes of intangibles are set forth below.

3.11.1	Software

Licenses of software and enterprise management systems acquired are capitalized and amortized according to the useful lives described in note 17, and maintenance costs are recognized as expenses when incurred.

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

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

3.11.2	Trademarks and patents

Separately acquired trademarks and patents are stated at their historical cost. Trademarks and patents acquired in a business combination are recognized at fair value on the acquisition date. For trademarks and patents with definite useful lives, amortization is calculated on a straight-line basis at the annual rates described in note 17.

3.11.3	Relationship with retail clients, franchisees and sub-franchisees

Relationships with retail clients, franchisees and sub-franchisees acquired in business combinations are recognized at fair value on the acquisition date and their amortization is calculated on a straight-line basis, based on rates shown in note 17.

3.11.4	Key money with defined useful life

Key money with defined useful life is recorded at the acquisition cost and amortized on a straight-line basis during the rental period, as shown in note 17.

3.11.5	Developed technologies

Developed technologies include technology for product development (including formulas, labeling data, manufacturing processes, regulatory approvals, product packaging and designs) arising from business combination, and are recognized at fair value on the date of acquisition and its amortization is calculated using the straight-line method, based on the rates shown in note 17.

3.12	Impairment of non-financial assets

The Company assess, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or the CGU fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the entity’s weighted average cost of capital in which the generating cash unit operates, and that reflects the current perceptions of market participants.

The Company bases its impairment calculation on most recent budgets and forecast calculations, which are prepared separately for each of the Company’s CGU to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses are recognized in the statement of profit or loss in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of income.

Goodwill is tested for impairment annually as at December 31, and when circumstances indicate that the carrying amount may be impaired.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGU) to which the goodwill relates. When the recoverable amount of the CGU is less than it carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets with indefinite useful lives are tested for impairment annually as at December 31, at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

3.13	Leases

On January 1, 2019, the Company applied IFRS16 - Leases, which introduced one sole lease model, replacing the concept of classifying between operating and finance lease (previously according to IAS 17), which was applied by the Company up to December 31, 2018.

The Company assess at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. The Company (as a lessee) apply a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognize lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

3.13.1	Right-of-use assets

Right-of-use assets are recognized at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, disclosed in note 18.

The right-of-use assets are also subject to impairment, as disclosed on note 3.12.

3.13.2	Lease liabilities

At the lease commencement date, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate the lease.

Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company use its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (i.e., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Company’s and its subsidiaries lease liabilities are disclosed in note 18.

3.13.3	Short-term leases and leases of low-value assets

The Company apply the short-term lease recognition exemption to its short-term leases regardless of its nature (that is, those leases that have a lease term of 12 months or less from the start date and do not contain a purchase option). The Company also applied the lease of low-value assets recognition exemption for leases that, according to its policy, are considered of low value, regardless of its nature. Lease payments on short-term leases and leases of low-value assets are recognized as an expense using the straight-line basis over the lease term.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

3.14	Non-current assets held for sale and discontinued operations

The Company classify non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuous use. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance costs and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification.

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position.

A disposal group qualifies as discontinued operation if it is a component of an entity that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively for the purpose of resale.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of income.

The amounts presented as held for sale and discontinued operations come from Avon's business combination process. These amounts refer to the discontinuity of the acquired company's operations in North America and reflect the costs incurred in resolving contingencies associated with that operation. The Company presents these effects as part of its discontinued operations since it considers the discontinued operations of the subsidiary Avon as an extension of the Company and for assessing that this presentation reliably represents the essence of the associated transaction.

3.15	Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of a qualifying asset that necessarily requires a significant effort to be ready for its intended use or sale are capitalized as part of the cost of the corresponding asset. All other borrowing costs are expensed in the period they are incurred. Borrowing costs consist of interest and other costs incurred by an entity related to a borrowing.

3.16	Trade payables under a supply chain finance arrangement

The Company enter in a supply chain finance arrangement with a financial institution to facilitate administrative procedures for suppliers to advance receivables related to the routine purchases of the Company. In this operation, the financial institution separately offers to pay the supplier in advance in exchange for a discount and, when there is the agreement between the bank and the supplier (the decision to join this transaction is solely and exclusively of the supplier), the Company pay the financial institution on the original payment date at the full-face value of the originating payable.

This operation does not change the amounts, nature and timing of the liability (including previously agreed-upon terms, prices and conditions) and it does not affect the Company with financial charges practiced by the financial institution, on performing a thorough analysis of suppliers by category. There is not guarantee granted by the Company.

Additionally, the payments made by the Company represent purchases of goods and services, are directly related to invoices from suppliers and does not change the Company's cash flows. Thus, the Company continue to recognize the liability as a trade payable and these transactions are presented as operating activities in the statement of cash flows.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

3.17	Provisions for risks

Provisions are recognized when the Company has a legal or constructive obligation as a result of past events, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and its value can be reliably estimated. Provisions are quantified at the present value of the expected outflow of resources embodying economic benefits to settle the obligations using the appropriate discount rate according to risks related to the liability.

The provisions for tax, civil, and labor risks are adjusted for inflation through the end of the reporting period to cover probable losses, based on the nature of the risk and the opinion of the Company’s legal advisors.

Contingent assets are not recognized by the Company and are only disclosed, in case of probable receipt of economic benefits. If it is practically certain that economic benefits will be received, the asset and the corresponding gain are recorded in the financial statements of the year corresponding to the change in the estimate.

A contingent liability recognized in a business combination is initially measured at its fair value. Subsequently, it is measured at the higher of the amount that would be recognized in accordance with the requirements for provisions above or the amount initially recognized less (when appropriate) cumulative amortization recognized in accordance with the requirements for revenue recognition.

3.18	Current and deferred income tax and social contribution

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the tax authorities based on the tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income. Management periodically assesses the tax treatment assumed in the determination of taxes on profit with respect to situations in which the applicable tax regulation gives rise to interpretations that may be different and considers whether it is likely that the tax authority would accept the uncertain tax treatment. The Company assesses these taxes balances based on the most probable or expected value, depending on which method is assessed as the one that provides the best forecast for resolving the uncertainty.

The Company have material uncertain tax positions, any of which an unfavorable outcome under litigation could result in a material adverse impact to our financial statements.

In Brazil, they include the corporate income tax (“IRPJ”) and the social contribution on net income (“CSLL”), which are calculated based on taxable income by applying the 15% rate plus additional of 10% on taxable income exceeding R$ 240 for IRPJ and 9% for CSLL and considers the offset of tax losses and tax loss carryforwards, limited to 30% of taxable income. Taxable income reflects profit before taxes adjusted by non-taxable and non-deductible items (both temporary and permanent items).

Deferred taxes represent tax debits and credits on temporary differences between tax base and accounting base of assets and liabilities on accrued tax losses. Deferred tax and contribution assets and liabilities are classified as “non-current” as required by IAS 12 – Income taxes.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date and reflect the uncertainties relating to these taxes, when applicable.

Deferred tax assets and liabilities are offset if there is a legal feasible right to offset tax liabilities against tax assets, and if they are related to taxes registered by the same tax authority under the same taxable entity. Thus, for presentation purposes, tax asset and liability balances are disclosed separately.

3.19	Borrowings and financing

Borrowings and financing are initially recognized at fair value, net of transaction costs incurred and are, subsequently, measured at amortized cost. Any difference between raised and settled the amounts is recognized in the statement of income, using the effective interest rate method during the period in which the borrowings and financing are outstanding.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Borrowings and financing costs, whether specific or not, that are directly attributable to the acquisition, construction or production of a qualifying asset in accordance with the Company's policy, are capitalized as part of the asset’s cost when it is likely to result in future economic benefits to the entity and that such costs can be reliably measured. Other borrowing costs are recognized as expenses in the period in which they are incurred.

3.20	Employee benefits

3.20.1	Short-term benefits

The obligations of short-term benefits for employees are recognized as payroll expenses as the corresponding service is rendered. The liability is recognized at the amount of the expected payment if the Company has a legal or constructive obligation to pay the amount due to services rendered by the employee in the past and the obligation can be reliably estimated.

3.20.2	Profit sharing program

The Company recognizes a liability and an expense for profit sharing based on criteria that it considers the profit attributable to its shareholders after certain adjustments and which is tied to the achievement of specific operational goals and objectives, which are established and approved in the beginning of each fiscal year.

3.20.3	Defined contribution plans

Obligations to contribute to defined contribution plans are recognized in the statement of income as personnel expenses when the related services are rendered by employees. Contributions paid in advance are recognized as an asset to the extent that a cash refund or a reduction in future payments is possible.

3.20.4	Defined benefit plans

The Company's net obligation for defined benefit plans (retirement and post-employment health care) is calculated for each plan based on the estimated amount of future benefit that the beneficiaries receive in return for services in exercises previous years. This amount is discounted to its present value and is presented net of any plan asset’s fair value. The calculation of the defined benefit plan obligation is carried out annually by a qualified actuary using the Projected Unit Credit Method. When the calculation results in a potential asset for the Company, the asset to be recognized is limited to the present value of economic benefits available in the form of future reimbursements or reductions in future plan contributions. To calculate the present value of economic benefits, any minimum cost requirements are considered.

The current service cost and accrued interest on the present value of the liability are recognized in the statement of income and the actuarial gains and losses, generated by the remeasurement of the liability due to changes in actuarial assumptions, are recognized in OCI. In case of changes or reductions in the plan, the effects of the cost of past services are recognized in the statement of income on its occurrence date.

3.21	Share-based payment

The Company's executives are granted the following stock option plans, settled exclusively with its own shares:

i)	Stock option plan;

ii)	Restricted stock plan, and

iii)	Strategy acceleration program.

The plans are measured at fair value at the grant date. In determining the fair value, the Company uses an adequate valuation method, details of which are disclosed in note 28.1.

The cost of transactions settled with equity instruments is recognized, together with a corresponding increase in shareholders’ equity under the heading "Additional paid-in capital", throughout the period in which the service conditions are fulfilled, ending on the date on which the employee acquires the full right to the award (acquisition date). The cumulative expense recognized for equity instruments transactions settled on each base date up to the acquisition date reflects the extent to which the vesting period has transpired and the Company’s best estimate of the number of equity instruments to be acquired. The expense or credit of the period is recorded in the line item "Selling or Administrative expenses" in the statement of income, depending on the internal department where the eligible employee is allocated.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

For the stock option plan and the strategy-acceleration program, despite the expiration of the term for exercise, the recognized expense is not reversed since the right has been acquired by executives.

When an award of equity instruments settlement is cancelled (except when the cancellation occurs due to loss of right over the equity instrument for not fulfilling the grants conditions), it is treated as if it had been acquired on the date of cancellation, and any expense not recognized is registered immediately. This includes any award for which Company, or the counterparty have the option not to fulfill the non-acquisition obligation. All cancellations of transactions settled with equity securities are treated in the same way.

The dilution effect of options granted is reflected as additional share dilution in the calculation of diluted earnings per share (note 31).

3.22	Dividends and interest on equity

The proposed distribution of dividends and interest on capital made by Management that is within the portion equivalent to the minimum mandatory dividend is recorded in the line item “Dividends and interest on equity” in current liabilities, as it is considered as a legal obligation provided for by the Company’s bylaws. However, the portion of dividends exceeding minimum dividends declared by management after the reporting date, but before the authorization date for the issuing of the financial statements, is recognized in the line item “Additional proposed dividend”, in shareholders' equity.

For corporate and accounting purposes, interest on capital is stated as allocation of income directly in shareholders’ equity.

3.23	Treasury shares

The Company’s own equity instruments which are reacquired (treasury shares) are recognized at acquisition cost and deducted from shareholders' equity. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of the Company's own equity instruments.

3.24	Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received, and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to offset, are accounted for. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

Government grants received relate to measures introduced by governments where the Company operate as a measure to mitigate the impacts of the Covid-19 pandemic. Those grants are mostly related to payroll assistance resulting from job maintenance programs offered by different jurisdictions in which the Company operate and totaled R$ 192,686 (before income taxes), recognized in the statement of income during the year 2020 (no subsidies of this nature were received in 2019 and also in 2018). There are no unfulfilled conditions or contingencies linked to these grants.

3.25	Reportable segments

The information per business segment is presented in note 25 in a manner consistent with the internal report provided to the chief operating decision maker.

The main decision-making body of the Company, which is responsible for defining the allocation of resources and for the performance assessment of the operating segments, is the Board of Directors.

Additionally, the Company has a Group’s Operational Committee (“GOC”), that includes the CEOs of Natura &Co, Natura &Co Latam, Avon International, The Body Shop and Aesop, in addition to representatives of key business areas (Finance, Human Resources, Business Strategy and Development, Legal, Innovation and Sustainability, Operations and Corporate Governance), which advises the Board of Directors and is responsible for, among others things, monitoring the implementation of short and long-term strategies and making recommendations to the Board of Directors regarding the management of the Company, from the perspective of its results, allocation of resources among business units, cash flow and talent management.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

3.26	Revenue from contract with customer

Revenue from contracts with customer is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Company expect to be entitled in exchange for those goods or services. The Company have concluded that it is the principal in its revenue arrangements.

The Company considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. In determining the transaction price, the Company considers the effects of variable consideration, existence of a significant financing component, noncash consideration, and consideration payable to the customer (if any).

Below are set forth the nature and other considerations on the transaction price and the moment in which the performance obligation is fulfilled for each of the main revenue streams.

3.26.1	Direct sales

Revenue from sales is generated by sales to the Company’s subsidiaries consultants (our customers) based on the fair value of consideration received/receivable, excluding discounts, rebates and taxes or charges on sales. Revenue from direct sales is recognized when the performance obligation is fulfilled, i.e., when the promised product is physically delivered, and the consultant obtains control over the product.

Revenue from direct sales is generated and accrued initially in the sales subsidiary ledger of the Company’s subsidiaries from the moment when the dispatch slip is issued in the customers’ name. However, since revenues are recorded only when the final delivery of products actually occurs, the Company registers a provision to eliminate the amount of revenue related to products dispatched and not yet received by the consultants on each reporting date.

3.26.2	Direct sales – Additional charges and penalties for late payments

The Company’ subsidiaries Natura, Avon and The Body Shop International Limited (“The Body Shop” or “TBS”) charges its customers (consultants) additional charges and penalties for late payments in the settlement of sales receivables. Due to the level of uncertainty in collecting these amounts (variable consideration), the subsidiaries recognize revenue from additional charges and penalties for late payments only upon its collection.

3.26.3	Retail sales

In direct and indirect subsidiaries, responsible for Natura, Avon, Aesop and TBS brands, which operate in the retail market, retail sales revenues are measured based on the fair value of consideration received/receivable, excluding discounts, rebates and taxes or charges on sales. These revenues are recognized when the performance obligation is fulfilled, i.e., when the promised product is physically transferred, and the consumer obtains control over the product.

3.26.4	Other performance obligation

3.26.4.1	Loyalty program (points campaign)

The Company subsidiaries offer points campaign (loyalty program), in which customers accumulate points while buying the Company's products to be exchanged (redeemed) for products in the future. Measurement of points is based on their expected cost, plus a margin. The amount allocated to the loyalty program is deferred and the revenue is recognized upon redemption of the points accumulated by Natura, Avon and TBS consultants for retail and direct sales, or when they expire or are no longer considered redeemable. The loyalty program points are valid for up to approximately 5 months (6 cycles).

3.26.4.2	Program for recognition of Natura and Avon consultants’ performance

The Company’s subsidiaries have performance recognition programs, in which it awards its consultants based on achievement of targets and objectives. The Company’s subsidiaries believe that this performance recognition program has a high value and hence is considered a performance obligation. Measurement of performance recognition programs is based on their expected cost, plus a margin. The amount allocated to performance recognition programs is deferred and revenue is recognized when awards are delivered to the Company’s Consultants.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

3.26.4.3	Events

The Company organize events to encourage and recognize the best Consultants. The Company believe that these events have an added value for consultants, in addition to generating in them an expectation to participate in these events. Thus, the Company believes that these events are a performance obligation. Measurement of events is based on their expected cost, plus a margin. The amount allocated to events is deferred and the revenue is recognized when the event is held.

3.26.4.4	Franchises (courses, training and consulting/outfit and opening)

Upon execution of the agreement, the Company charges from franchisees a fixed amount, part of which is allocated to courses, training and consultancy to train and instruct the franchisee to sell “Natura” and “The Body Shop” brand products. In addition, other part of the charged amounts refers to outfit (specific products to be used at the franchisee store) and franchisee’s store opening event. The Company and subsidiaries believe that these items represent a material right and, for such, they are considered a performance obligation. Measurement is based on the market value of these items, which are initially recognized as deferred revenue. When the franchisee’s store is opened, this deferred revenue is allocated to the statement of income.

3.26.4.5	Franchisees (advertising fund)

Upon the execution of the agreement, the Company charges from franchisees a fixed amount, a part of which is for the advertising fund (monthly delivery of showcases). The Company believes that this item represents a material right and, for such, it was considered a performance obligation. Measurement is based on the market value of this item, which is initially recognized as deferred revenue. This revenue is deferred and allocated to the statement of income upon the delivery of showcases to the franchisees.

3.26.4.6	Franchises (brand-right of use)

Upon the execution of the agreement, the Company’s subsidiaries charge from franchisees a fixed amount, part of which is for the use of the “Natura” brand. The Company believe that this item represents a material right and, for such, it was considered a performance obligation. Measurement is based on residual value, i.e., the remaining value after excluding the market value of courses, training and consultancy services, outfit and inauguration, and the advertising fund. The amount is initially recognized as deferred revenue, which is allocated to profit or loss, on a straight-line basis, over the term of the franchise agreement.

3.26.4.7	Royalties revenues

Sales by franchisees and sub-franchisees of the subsidiary The Body Shop are recognized when performance obligations are satisfied, goods are transferred to the customer and the customer is in control. The performance obligation is the license to operate in the market.

Revenues are allocated to the license and are recognized over time, in accordance with the license agreement. Under IFRS 15 – Revenue from contract with customer, the initial franchise fee is not considered a separate performance obligation and, as a result, the amounts charged to the customer are therefore allocated to the license performance obligation and recognized over the term of the agreement.

3.26.4.8	Incentives related to “free-of-charge” products and promotional gifts

The Company grant incentives related to “free-of-charge” products and promotional gifts for its customers (Natura and Avon Consultants and/or end consumers). Since it is considered a material right, the Company recognize it as a performance obligation. Considering that the delivery of products and the fulfillment of the performance obligation to delivery “free-of-charge” products or promotional gifts occurs at the same time, the Company concluded that an allocation of prices and monitoring these two performance obligations separately are not applicable. Thus, revenue is recognized when the physical transfer of the product occurs, and the customer obtains control of the product.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

3.27	Sales taxes

Expenses and assets are recognized net of sales taxes, except (i) when sales taxes incurred on the purchase of goods or services are not recoverable from the tax authorities, in which case the sales tax is recognized as part of the acquisition cost. the asset or expense item, as the case may be; (ii) when the amounts receivable and payable are presented together with the value of taxes on sales; and (iii) when the net amount of taxes on sales, recoverable or payable, is included as a component of the amounts receivable or payable in the balance sheet.

3.27.1	Non-inclusion of ICMS in the bases for calculating contributions to PIS and COFINS

The Company filed lawsuits to challenge the non-inclusion of ICMS in the calculation basis of contributions to PIS and COFINS.

On March 31, 2017, the Company, based on the conclusion of the judgment by the Plenary of the Supreme Federal Court, of Extraordinary Appeal No. 574.706 / PR, in which it was defined by the system of general repercussion that the ICMS cannot compose the PIS and COFINS tax base, reversed the provision set up in the amount of R$ 297,216 and started to exclude the amount of ICMS from contributions to PIS and COFINS on a monthly basis. The Company's decision was based on the position of its legal advisors who understand that the Supreme Court's judgment should be immediately applicable to all taxpayers and, therefore, the prospect of loss of shares is classified as remote.

Despite the fact that the Extraordinary Appeal No. 574.706 / PR has no final judgment, considering that the Motion for Clarification with request for modulation of the effect of the decision opposed by the PGFN is still pending judgment by the Supreme Federal Court, the Company, supported in the opinion of legal advisors, understands that (i) the decision of the Supreme Federal Court was categorical when determining that “the ICMS - without any limitation - does not compose the calculation basis for the incidence of PIS and COFINS” and (ii) due to elements proceedings in Extraordinary Appeal No. 574,706 / PR and in the lawsuits of the Company, the risk of loss for possible discussion on the ICMS to be excluded from the calculation basis of contributions to PIS and COFINS is classified as remote.

The Company recognize tax credits arising from lawsuits for the exclusion of ICMS from the PIS and COFINS basis, as a result of the unappealable conclusion of these lawsuits. Existing credits for the lawsuits that have not yet been concluded, are considered contingent assets in the financial statements (note 22.3).

3.27.2	Concept of supplies for calculating credits of PIS and COFINS contributions

The Company claim that PIS and COFINS credits are measured and calculated reliably and based on the best interpretation of current legislation and the country's jurisprudential scenario, whose evolution is permanently assessed by the Company and its legal advisors.

3.28	New standards and interpretations issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s and its subsidiaries financial statements are disclosed below, except for those which, in Management's assessment, have no potential effect on the financial statements. The Company intend to adopt these standards, if applicable, when they become effective.

3.28.1	Amendments to IAS 1: Classification of liabilities as current or non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 - Presentation of Financial Statements to specify the requirements for classifying liabilities as current or non-current. The amendments clarify: (i) what is meant by a right to defer settlement; (ii) that a right to defer must exist at the end of the reporting period; (iii) that classification is unaffected by the likelihood that an entity will exercise its deferral right; and (iv) that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The amendments are effective for annual reporting periods beginning after January 1st, 2023 and must be applied retrospectively. The Company are currently assessing the impact the amendments will have.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

3.28.2	Reference to the Conceptual Framework, amendments to IFRS 3

In May 2020, the IASB issued amendments to IFRS 3 – Business Combinations, “Business Combinations - Reference to the Conceptual Framework”. The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements.

The Board also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential “day 2” gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21 – Levies, if incurred separately.

At the same time, the Board decided to clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Framework for the Preparation and Presentation of Financial Statements.

The amendments are effective for annual reporting periods beginning after January 1st, 2022 and, although not having any current impact on the Company, they may be applicable to new business combinations in the future.

3.28.3	IFRS 9, Financial Instruments – Fees in the “10 per cent” test for derecognition of financial liabilities

As part of its 2018-2020 annual improvements to IFRS standards process the IASB issued amendment to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

The amendment is effective for annual reporting periods beginning on or after January 1st, 2022. The Company will apply the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which it first applies the amendments. The amendments are not expected to have a material impact on the Company but may be applicable to changes and/or derecognition of liabilities in the future.

3.28.4	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, Reference interest rate reform (Phase 2)

In 2020, the IASB completed the second phase of the review process for IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, in response to the reform of the interest rate reference index (started in phase 1, as disclosed in note 3.29.2). The changes address the possible effects that may arise from changes in contractual cash flows or hedge relationships when replacing the interest rate reference index by the entity as well as additional disclosure requirements relating to the effect of the interest rate benchmark reform on the entity’s financial instruments and risk management strategy, including the nature and extent of risks to which the entity is exposed and how the entity manages these risks and the entity’s progress in completing the transition to an alternative benchmark rates.

Considering the extinction of LIBOR over the next few years, the Company are evaluating their contracts with clauses that envisage the discontinuation of the interest rate. Most debt contracts linked to LIBOR have some clause to replace this rate with a reference index or equivalent interest rate and, for contracts that do not have a specific clause, a renegotiation will be carried out between the parties. Derivative contracts linked to LIBOR provide for a negotiation between the parties to define a new rate or an equivalent rate will be provided by the calculation agent.

It is important to note that the clauses for changing the indexes of the debt contracts of the Company indexed to LIBOR, establish that any replacement of the indexation rate in the contracts can only be evaluated in 2 (two) circumstances (i) after communication of an official government entity with formalization of the extinction and exchange of the contract's effective rate, and this communication must define the exact date on which LIBOR will be extinguished and / or (ii) syndicated operations begin to be executed at a rate indexed to Secured Overnight Financing Rate (“SOFR”). Therefore, the negotiation of debt contracts and their related derivatives will start after these events.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The Company mapped all of its contracts subject to LIBOR reform that have not yet been subject to the transition to an alternative reference rate and as of December 31, 2020, the Company had R$ 761,074, related to loan and financing contracts and, until the moment, awaits the official event of the extinction of LIBOR to start negotiating its contracts with counterparties.

The Company understands that it will not be necessary to change the risk management strategy due to the change in the indexes of financial contracts linked to LIBOR. The Company believes it is reasonable to assume that the negotiation of the indexes of its contracts, when the official trigger allows, will move towards the replacement of LIBOR by SOFR, as the available information indicates that SOFR will be the new interest rate adopted by the capital market. Based on the information available to date, the Company does not expect to have significant impacts on its debts and derivatives linked to LIBOR.

3.29	New standards, amendments and interpretations of standards adopted for the first time for the year beginning on January 1st, 2020

The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1st, 2020. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

3.29.1	Amendments to IFRS 3 - Definition of a Business

The amendment to IFRS 3 – Business Combinations, clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that, together, significantly contribute to the ability to create output. Furthermore, it clarifies that a business can exist without including all of the inputs and processes needed to create outputs. These amendments had no impact on the consolidated financial statements of the Company but may impact future periods if the Company enters any new business combination.

3.29.2	Amendments to IFRS 7, IFRS 9 and IAS 39, Interest Rate Benchmark Reform (Phase 1)

The amendments to IFRS 9 and IAS 39 – Financial Instruments: Recognition and measurement provide several reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainty about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments have no impact on the consolidated financial statements of the Company as it does not have any interest rate hedge relationships.

3.29.3	Amendments to IAS 1 and IAS 8, Definition of Material

The amendments provide a new definition of “material” that states “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on the financial statements of, nor is there expected to be any future impact to the Company and subsidiaries.

3.29.4	Conceptual Framework for Financial Reporting issued on March 29, 2018

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. This will affect those entities which developed their accounting policies based on the Conceptual Framework. The revised Conceptual Framework includes some new concepts, updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These amendments had no impact on the financial statements of the Company and subsidiaries.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

3.29.5	Amendments to IFRS 16, Covid-19 Related Rent Concessions

On May 28, 2020, the IASB issued Covid-19-Related Rent Concessions - amendment to IFRS 16 – Leases. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

The amendment applies to annual reporting periods beginning on or after June 1st, 2020. We early adopted the amendments to IFRS 16 and its practical expedient on January 1, 2020, and as a result recongnized a reduction in lease expenses for R$ 58,700 in our, statement of income for the year ended December 31, 2020.

4.	BUSINESS COMBINATION

Avon acquisition

On January 3rd, 2020, the Company acquired 100% of the voting shares of Avon. The Company’s acquisition was driven to significantly amplify the reach of its multi-channel, multi-brand group. As a result of the restructuring process held upon acquisition, Avon became a wholly owned subsidiary of the Company and the former shareholders of Avon became shareholders of the Company. As a result, Natura &Co acquired control of Avon and the acquisition was accounted for using the acquisition method.

The following table summarizes the calculation of the fair value of the compensation transferred on January 3rd, 2020.

In millions of R$, except for the number of shares
Number of Avon outstanding common shares as of January 3rd, 2020	536,383,776
Multiplied by the exchange ratio of 0.600 Natura &Co Holding Shares per each Avon common share	321,830,266
Multiplied by the market price of Natura &Co shares on January 3 d, 2020	41,0
Consideration in the issuance of shares	13,195,041
Consideration to the transferred compensation (a)	171,073
Fair value of the consideration to be transferred	13,366,114

a)	Related to the effects of replacements and settlements of share-based payment plans, of which the amount of R$80 thousand refers to the share-based payment plans of Avon, in which it was substituted by Natura &Co, and R$ 91 thousand refers to the stock option plans liquidated as a result of the conclusion of the transaction. These are pre-combination installments that were regarded as a transferred compensation.

The fair values of the identifiable assets and liabilities of Avon as at the date of acquisition were:

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

In thousands of R$

Purchase consideration transferred (1)	13,366,114

Fair value of acquired assets:
Cash and cash equivalents	2,636,108
Trade receivable (2)	1,135,269
Inventories	1,919,683
Other current assets	1,031,136
Non-current assets held for sale	199,050
Property, plant and equipment	2,912,482
Deferred income tax and social contribution	667,034
Right of use (3)	564,669
Other non-current assets	475,096
Judicial deposits	283,885
Recoverable taxes	531,930
Employee benefit plan (other assets)	553,297
Intangibles (4)	5,846,812

Fair value of liabilities assumed:
Borrowings, financing and debentures	7,256,583
Trade payable	2,915,418
Salaries, profit sharing and social charges	621,203
Dividends and interest on equity payable	405,916
Derivative financial instruments	15,518
Operating expenses accruals	999,653
Provision for restructuring (other liabilities)	152,896
Lease liabilities	777,200
Tax liabilities	341,258
Income tax and social contribution	30,068
Provision for tax, civil and labor risks (5)	1,693,096
Liabilities from discontinued operations (other liabilities)	64,844
Deferred income tax and social contribution (6)	592,534
Other liabilities	1,007,623
Total identifiable net assets at fair value	1,882,641

Non-controlling interest	27,555

Goodwill arising on acquisition (7)	11,511,028

(1)	Refers to the fair value of the acquired shares, which is the amount disbursed on the shares exchange.

(2)	The fair value of the trade receivable amounts to R$ 1,135,269 and is equivalent to it carrying amount and, it is expected that the carrying amount can be collected.

(3)	The Company measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the favorable terms of the lease relative to market terms.

(4)	The fair value of intangibles includes the intangible assets acquired and recognized by Avon before the allocation of the fair value, in the amount of R$ 291,235, plus the effects of the allocation of the fair values described below.

Fair value for the intangibles “Avon” tradename, power brands and developed technology has been calculated based on the income approach and the relief-from-royalty method. The relief from royalty method is often used to calculate the value of a trademark or trade name. This method is based on the concept that if an entity owns a trademark, it does not have to pay for the use of it and therefore is relieved from paying a royalty. The amount of that theoretical payment is used as a surrogate for income attributable to the intangibles. The valuation is arrived at by computing the present value of the after-tax royalty savings, calculated by applying an appropriate royalty rate to the projected revenue, using an appropriate discount rate.

Fair value for relationship with sales representatives has been calculated based on the Multi Period Excess Earnings Method (“MEEM”), method that isolates the income/cash flow that is related to the intangible asset being valued and estimates fair value through the sum of the discounted future excess earnings attributable to the intangible asset.

	Nature	Fair value	Useful life
“Avon” tradename	Represents the fair value of the "Avon" tradename. The relief-from-royalty method has been applied considering a benchmark of similar royalty transactions.	2,022,163	Indefinite
Power brands	Represents the fair value of Avon's main brands. The relief-from-royalty method has been applied considering a benchmark of similar royalty transactions as well as the relative importance of the respective brands for Avon’s revenue generation.	517,592	20 years
Developed technology	Represents the fair value of all technology necessary to develop Avon products, including formulae, labeling data, manufacturing processes, regulatory approvals, product packaging, and designs. the relief-from-royalty method has been applied based on existing contractual relations involving Avon’s developed technology.	1,131,573	5 years
Sales Representatives	Represents the fair value of the relationship between Avon and its sales representatives. Fair value is calculated based on the number of active representatives by country as of the valuation date, multiplied by the respective average ticket price as well as projected information on the average ticket growth which includes future inflation. The churn rate and the projected information have been considered as significant assumptions.	1,884,249	7 to 12 years
		5,555,577

(5)	Contingent liabilities assumed in the acquisition that are considered present obligations arising from past events and that can be measured reliably were recognized and are initially measured at fair value on the acquisition date and subsequently measured in accordance with the requirements of IFRS 3, to a higher amount that would be recognized in accordance with IAS 37. The fair value of the contingent liabilities includes the liabilities assumed and recognized by Avon before the allocation of the fair value, in the amount of R$ 872,993, plus the effects of the allocation of the fair values, which totaled R$ 820,103. The main assumption for calculating the fair value of the contingent liabilities was the evaluation of the probability of loss of the possible and remote lawsuits. The table below shows the total amount of contingent liabilities assumed on the date of the transaction, including the attributed fair value:

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

In thousands of R$
Tax	1,381,418
Civil	92,988
Labor	218,690
Total	1,693,096

(6)	Consists of deferred tax liabilities of approximately R$ 81,423 related to Avon opening balance and net position of deferred tax asset and liabilities related to purchasing price allocation of tax liabilities of R$ 511,111.

(7)	Goodwill is attributable to strong market position and geographic regions and will result in a more diversified and balanced global portfolio, as well as expected future profitability and operational synergies, such as supply, manufacturing, distribution and efficiency of the administrative structure and revenue growth. This goodwill arising from the transaction is not expected to result in a tax benefit, that is, deductible for tax purposes.

Since the acquisition date, Avon contributed with R$18,612,091 to revenues and impacted R$1,542,596 in losses in the Company’s consolidated financial statements. As the acquisition date is January 3rd, 2020 and there was no significant transaction on the first three days of 2020, such revenues and losses represent the impact in the Company's financial statements as if the acquisition date had occurred at the beginning of the year.

The disclosure of the net assets acquired in the financial statements of December 31, 2019 (in a note of subsequent events, given the date of acquisition) was made based on a preliminary assessment of fair value, since the Company was in the period of measurement of net assets at fair value. The table below demonstrate the differences between these preliminary effects presented on December 31, 2019 and the final effects presented in these consolidated financial statements:

	As reported in 2019	Measurement period adjustments	2020
Total estimated consideration to be transferred	13,366,114	-	13,366,114
(-) Fair value of assets acquired:
Intangibles (1)	5,709,326	137,486	5,846,812
Other assets	12,911,674	(2,035)	12,909,639

(+) Fair value of liabilities assumed:
Provision for risks and contingencies (2)	651,000	1,042,096	1,693,096
Deferred income tax and social contribution (3)	671,693	(79,159)	592,534
Other liabilities	14,571,307	16,873	14,588,180
(-) Net assets	2,727,000	(844,359)	1,882,641
(+) Non-controlling interests	27,555	-	27,555
Goodwill from business combination	10,666,669	844,359	11,511,028

(1)	During the measurement period, the Company completed the identification and measurement of intangible assets obtained with the acquisition.

(2)	During the measurement period, the Company completed the identification and measurement of the contingent liabilities assumed evaluated as present obligations, as discussed above.

(3)	Reflects tax effects arising from the adjustments identified in the measurement period.

5.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

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

5.1	Deferred Income tax and social contribution

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies and other sources of income.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The Company has R$ 13,369,187 of tax losses carried forward as at December 31, 2020 (R$ 880,516 as at December 31, 2019). These losses relate to subsidiaries that have a history of losses, do not expire, and may not be used to offset taxable income in other subsidiaries. The subsidiaries neither have any taxable temporary difference nor any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. Based on this, the Company determined that cannot recognize deferred tax assets on the tax losses carried forward.

5.2	Provision for tax, civil and labor risks

The Company is a part of several legal and administrative procedures as described in note 22. Provisions are recorded for tax, civil and labor risks related to lawsuits that represent probable, except for those related to business combinations, and are estimated with a certain degree of certainty. The assessment of the likelihood of loss includes the assessment of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions, and their relevance in the legal system, as well as the assessment of legal advisors.

5.3	Post-employment healthcare plan

The cost of the post-employment healthcare plan is determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These are based on a series of financial and demographic assumptions, such as the discount rate, medical inflation, and percentage of adhesion to the plan, which are disclosed in note 23. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

5.4	Stock option plan, restricted share plan and strategy acceleration program

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about it.

The stock option plan, restricted share plan and strategy acceleration program are measured at fair value at the grant date and the expense is recognized in profit or loss during the vesting period and in “Additional paid-in capital” in shareholders’ equity. At the balance sheet dates, Management reviews the estimates as to the number of stock options/restricted shares and, where applicable, recognizes the effect arising from this review in profit or loss for period against shareholders’ equity. The assumptions and models used to estimate the fair value of the stock option plan, restricted share plan and strategy acceleration program are disclosed in note 28.1.

5.5	Impairment of non-financial assets

An impairment loss exists when the carrying amount of an asset or CGU exceeds its recoverable amount, which is the higher of fair value less cost of disposal and value in use. Fair value less costs of disposal is calculated based on information available about similar assets sold or market prices less additional costs to dispose of the asset.

Value in use is calculated based on the discounted cash flow model. Cash flows derive from a budget prepared for the following three to five years, according to the operating segment, and their projections consider the market’s expectations for operations, estimated investments and working capital, as well as other economic factors. The value in use is sensitive to the discount rate used under the discounted cash flow method, as well as the growth rate and perpetuity used for extrapolation purposes.

5.6	Allowance for trade receivable expected credit losses

The allowance for expected losses on trade receivable from customers is estimated based on the loss risk in an aging list model. The characteristics of the Company's trade receivable are (i) immaterial financial component; (ii) non-complex receivables portfolio; and (iii) low credit risk.

For trade receivable, the Company applies the simplified approach in calculating expected credit losses (“ECL”) based on expected credit losses at each reporting date. The allowance determined based on (i) each of the subsidiaries credit losses historical experience, observed in each group of the accounts receivable aging list, and (ii) adjustments for specific prospective factors for defaulters and the economic environment. An estimated range is used based on the weighted average of the losses for the last 12 months. The calculation also considers the length of time of the relationship of the independent beauty consultant and a division between renegotiated and non-renegotiated overdue accounts receivable.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

5.7	Allowance for losses on inventories

The allowance for losses on inventories is estimated using a methodology to contemplate discontinued products, materials with slow turnover, materials with an expired expiration date or close to the expiration date, and materials outside the quality parameters.

5.8	Leases - Estimating the incremental borrowing rate

The Company cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company “would have to pay”, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency).

The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

5.9	Measurement at fair value of financial instruments

When the fair value of financial assets and liabilities recorded in the balance sheet cannot be measured based on prices quoted in active markets, the fair value is measured based on valuation techniques, including the discounted cash flow model. The inputs considered in these models are obtained from observable markets, when possible. In situations where these inputs cannot be obtained from observable markets, a degree of judgment is necessary to establish the respective fair values. Associated judgments include assessment of liquidity risk, credit risk and volatility. Changes in the assumptions related to these factors could affect the fair value of financial instruments.

5.10	Business combination

As disclosed in note 3.4, business combinations are accounted for using the acquisition method, which involves the valuation of assets acquired and liabilities assumed at the respective fair values. This assessment involves the use of estimates and assumptions that include significant judgments by the Company, including those applied in the measurement of brand, sales representatives and developed technology assets, as well as lease liabilities (adjustments to reflect favorable lease conditions in relation to market terms) and measurement and recognition of contingent liabilities.

The disclosures associated with these topics are included in note 4.

6.	FINANCIAL RISK MANAGEMENT

6.1.	General considerations and policies

Risks and financial instruments are managed through policies, the definition of strategies and implementation of control systems, defined by the risk management committees of the entities of the group, and approved by the Company's Board of Directors. The compliance of treasury financial instruments positions, including derivatives, in relation to these policies, is presented and assessed on a monthly basis by the Company’s Treasury Committee and subsequently submitted to the analysis of the Audit and Risk Management and Finance Committees, the Executive Committee and the Board of Directors.

Risk management of Natura &Co group operations is performed by the Company's Corporate Treasury, which is also responsible for approving short-term investments and borrowings transactions. Risk management of the subsidiaries Aesop, The Body Shop, Avon International and Natura &Co Latam is conducted by local treasury teams, subject to monitoring and approval of the Company’s Corporate Treasury.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

6.2.	Financial risk factors

The activities of the Company and its subsidiaries expose it to several financial risks: market risk (including currency and interest risks), credit risk and liquidity risk. The Company’s overall risk management program is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance, using derivatives to hedge certain risk exposures.

a)	Market risk

The Company and the subsidiaries are exposed to market risks arising from their business activities. These risks mainly comprise possible fluctuations in exchange and interest rates.

To hedge the current balance sheet positions of the Company from market risks, the following derivative financial instruments are used, which are comprised of the balances presented below, as of December 31, 2020 and 2019:

Description	Fair value (Level 2)
	2020	2019
Financial derivatives	1,857,869	727,068
Operational derivatives	(11,092)	(1,496)
Total	1,846,777	725,572

b)	Foreign currency risk

The Company are exposed to foreign currency risk resulting from financial instruments in currencies other than their functional currencies, as well as to operating cash flows in foreign currencies. To reduce this exposure, policies were implemented to hedge the Company from foreign currency risk, which establish exposure levels related to these risks.

The treasury procedures defined by the current policies include monthly projection and assessment of the consolidated foreign exchange rate exposure of the Company, on which Management’s decision-making is based.

The Company’s foreign currency hedge policy considers the amounts of foreign currency of receivables and payables balances from commitments already assumed and recorded in the financial statements, as well as future cash flows, with a six-month average term, not yet recorded on the balance sheet.

Pursuant to the Foreign Exchange Hedge Policy, the derivatives entered into by the Company or its subsidiaries should eliminate the foreign currency risk of financial instruments in currencies other than their functional currencies and should also limit losses due to foreign exchange rate variations on future cash flows.

To protect from the foreign exchange exposures in relation to foreign currency, the Company enter into transactions with derivative financial instruments such as swap and forward exchange contracts (“NDF”).

c)	Derivatives instruments to hedge foreign exchange rate risk

The Company classifies derivatives into “Financial” and “Operational”. “Financial” derivatives include swaps or forwards engaged to hedge from foreign currency risk of borrowings, financing, debt securities and intercompany borrowings denominated in foreign currency. “Operating” derivatives are used to hedge from foreign currency risk from the business’s operating cash flows.

As of December 31, 2020 and 2019, the derivative balances are composed as follows:

Financial derivatives

	Principal (notional) amount		Fair value		Gain (loss)
Description	2020	2019	2020	2019	2020	2019
Swap contracts: (a)
Asset position:
Long position - U.S. dollar	2,576,890	2,664,001	4,683,900	3,729,691	421,897	312,984
Liability position:
CDI floating rate:
Short position in CDI	(2,576,890)	(2,664,001)	(2,803,797)	(3,002,623)	(172,885)	(248,028)

Forward contracts (NDF):
Liability position:
CDI floating rate:
Short position in CDI	1,409,102	-	(22,234)	-	(16,778)	-
Total net derivative financial instruments:	1,409,102	-	1,857,869	727,068	232,234	64,956

(a)	Swap transactions consist of swapping the exchange rate fluctuation for a correction related to a percentage of the fluctuation of the Interbank Deposit Rate (post-fixed CDI), in the case of Brazil.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

For the derivatives held by the Company as of December 31, 2020 and 2019, as the contracts are directly with financial institutions and not through stock exchanges, there are no margin deposits to guarantee these operations.

Operating derivatives

As at December 31, 2020 and 2019, the Company holds derivative financial instruments of the forward type with the objective of hedging from foreign currency risk of operating cash flows (such as import and export operations):

	Principal (notional) amount		Fair value
Description	2020	2019	2020	2019
Net position - GBP and USD	1,585,280	200,896	(7,670)	(2,008)
Forward contracts	165,830	1,302,869	(3,422)	512
Total derivative instruments, net	1,751,110	1,503,765	(11,092)	(1,496)

Sensitivity analysis

For the foreign currency risk sensitivity analysis, Management of the Company believes that it is important to consider, in addition to the assets and liabilities with exposure to fluctuations in exchange rates recorded in the balance sheet, the fair value of the financial instruments entered into by the Company to hedge certain exposures on December 31, 2020 and 2019, as set forth in the table below:

	2020	2019
Borrowings and financing in foreign currency in Brazil (a)	(4,246,692)	(3,381,959)
Receivables in foreign currency in Brazil	236,782	10,007
Trade payable in foreign currencies in Brazil	(14,459)	(10,543)
Fair value of the financial derivatives	4,680,478	3,729,691
Net asset exposure	656,109	347,196

(a)	Excluding transaction costs.

This analysis considers only financial assets and liabilities registered in Brazil in foreign currency, since exposure to the foreign exchange rate variation in other countries is close to zero due to the strong currency and effectiveness of its derivatives, and it is considered that all other variables, especially interest rates, remain constant and do not consider any impact of the forecasted purchases and sales.

The following table shows the projection of the incremental loss that would have been recognized in profit or loss for the subsequent year, if the current net foreign exchange exposure remains static, based on the following scenarios:

Parity - R$ vs US$	5.1967	5.1880	3.8910	2.5940
	Scenario	Scenario	Scenario I	Scenario II
Operation/Instrument	Real	Probable	Depreciation 25%	Depreciation 50%
Assets denominated in US$
Fair value of “financial” derivatives	4,680,478	(7,881)	(1,570,668)	(4,696,241)
Trade receivable recorded in Brazil in foreign currency	236,782	(399)	(79,459)	(237,579)

Liabilities denominated in US$
Borrowings and financing in Brazil in foreign currency (a)	(4,246,692)	7,151	1,425,099	4,260,994
Trade payable registered in Brazil in foreign currency	(14,459)	24	4,852	14,508
Impact on net income and equity		(1,105)	(220,176)	(658,318)

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The probable scenario considers future US dollar rates for a 90 days-term. According to quotations obtained at the Brazilian Stock Exchange (“B3”) as at December 31, 2020 and in line with the first maturities of financial instruments with exchange exposure, R$5.19 / US$ 1.00. Scenarios II and III consider an increase/decrease in the US dollar of 25% (R$3.89 / US$ 1.00) and 50% (R$2.59 / US$1.00), respectively. Management uses the probable scenario in the assessment of possible changes in the exchange rate and presents the referred scenario in compliance with IFRS 7- Financial Instruments: Disclosures.

The Company does not use derivative financial instruments for speculative purposes.

At the subsidiary Avon, the sensitivity analysis is prepared based on the foreign exchange contracts outstanding at December 31, 2020, all of which were entered into to hedge foreign currency exposures. This hypothetical analysis prepared by Avon does not consider exposures other than the US dollar. The hypothetical impact was calculated on open positions using forward rates as of December 31, 2020, adjusted for an assumed appreciation or depreciation of 10%, 25% or 50% of the US dollar in relation to these hedge transactions. A hypothetical appreciation of the US dollar against foreign exchange contracts would minimize gains by R$ 82,889, R$ 207,223 or R$ 414,447, respectively, and a hypothetical depreciation of 10%, 25% or 50% of the US dollar against our foreign exchange contracts would increase gains by R$ 82,889, R$ 207,223 or R$ 414,447, respectively.

Derivative instruments designated for hedge accounting

The Company formally designated its operations subject to hedge accounting for derivative financial instruments for hedging borrowings denominated in foreign currency of Natura Cosméticos S.A. and Natura Distribuidora de México, S.A. de C.V and to protect operating cash flows from The Body Shop's foreign currency purchase and sales transactions, documenting the following:

➢	The hedge relationship;

➢	The Company’s objective and risk management strategy in contracting the hedge transaction;

➢	Identification of the financial instrument;

➢	The hedged item or hedge transaction;

➢	The nature of the risk to be hedged;

➢	Description of the hedge relationship;

➢	The statement of the ratio between the hedging instrument and the hedged item, where applicable; and

➢	The statement of prospective effectiveness of the hedge.

The outstanding positions of derivative financial instruments designated as cash flow hedge on December 31, 2020 as set forth below:

Cash flow hedge instrument

					Other comprehensive income
	Hedged item	Notional currency	Notional value	Fair value (a)	Accumulated contract gain (loss)	Gain in the 12-month period
Currency Swap – US$/R$	Currency	BRL	2,576,020	1,879,348	249,021	183,342
Forward contract (The Body Shop)	Currency	BRL	1,096,227	(4,882)	(4,882)	(5,135)
Forward contract (Natura Indústria)	Currency	BRL	17,807	(702)	(702)	(201)
Total			3,690,054	1,873,764	243,437	178,006

The changes in cash flow hedge reserve recorded in OCI are shown below:

Cash flow hedge Balance as of December 31, 2018	(27,840)
Change in the fair value of hedge instrument recognized in OCI	107,337
Tax effects on fair value of hedge instrument	(36,768)
Cash flow hedge Balance as of December 31, 2019	42,729
Change in the fair value of hedge instrument recognized in OCI	178,006
Tax effects on fair value of hedge instrument	(61,658)
Cash flow hedge Balance as of December 31, 2020	159,077

The Company designates as cash flow hedge the derivative financial instruments used to offset variations arising from foreign currency exposure, in the market value of contracted debts, other than the functional currency.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

d)	Interest rate risk

The interest rate risk arises from financial investments and short and long-term borrowings and financing. Financial instruments issued at variable rates expose the Company and its subsidiaries to cash flow risk associated with interest rates. Financial instruments issued at fixed rates expose the Company and its subsidiaries to the fair value risk associated with the interest rate.

The Company’s cash flow risk associated with interest rate arises from investments and short-term and long-term borrowings and financing issued at floating rates. The Company's Management holds, for the most part, the indexes of its exposures to deposit and lending interest rates tied to floating rates. Financial investments are adjusted by the Interbank Deposit Rate (“CDI”) whereas borrowings and financing are adjusted by the Long-Term Interest Rate (“TJLP”), CDI and fixed rates, according to the contracts entered into with financial institutions and through the negotiation of securities with investors in that market.

Sensitivity analysis

On December 31, 2020, there are borrowings, financing and debentures contracts denominated in foreign currency that are linked to interest swap contracts, changing the liability index rate to the CDI variation. Accordingly, the risk of the Company becomes the exposure to the variation of the CDI. The following table presents the exposure to interest rate risks of transactions related to CDI, including derivative transactions (borrowings, financing and debentures in Brazil were considered in full, given that 99.1% of the amount is related to the CDI):

Total borrowings and financing - in local currency (note 19)	(9,591,809)
Operations in foreign currency with derivatives related to CDI (a)	(4,231,104)
Short-term investments (notes 7 and 8)	3,865,319
Net exposure	(9,957,594)

a)	This refers to transactions involving derivatives related to CDI to hedge the borrowings and financing arrangements raised in foreign currency in Brazil.

The sensitivity analysis considers the exposure of borrowings and financing, net of short-term investments, linked to CDI (notes 7 and 8).

The following tables show the projection of incremental loss that would have been recognized in profit or loss for the following year, assuming that the current net liability exposure is static and the following scenarios:

Description	Risk	Probable scenario	Scenario II	Scenario III
Net liability	Rate increase	(3,626)	(33,235)	(62,844)

The probable scenario considers future interest rates for 90 days-term, according to B3 quotations on the expected dates of the first maturities of financial instruments with exposure to interest rates, as at December 31, 2020. Scenarios II and III consider an increase interest rates by 25% (2.45% per year) and 50% (2.94% per year), respectively, over a CDI rate of 1.96% per year.

e)	Credit risk

Credit risk refers to risk of a counterparty not complying with its contract obligations, which would result in financial losses for the Company. The Company’s and its subsidiaries sales are made to a high number of Natura and Avon consultants and this risk is managed through a credit granting process. The result of this management is reflected in the “Allowance for expected credit losses” under “Trade receivables”, as shown in note 9.

The Company is also subject to credit risks related to financial instruments entered for the management of its business, mainly represented by cash and cash equivalents, short-term investments and derivative instruments.

The Company believes that the credit risk of transactions with financial institutions is low, as these are considered as first tier by the Management.

The short-term investments policy adopted by the Company’s Management establishes the financial institutions with which the Company is allowed to do business, in addition to defining limits on funds allocation percentages and absolute amounts that may be allocated in each of these financial institutions.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

f)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash, bonds and securities, funds available through credit facilities and the ability to settle market positions.

Management monitors the Company’s and its subsidiaries liquidity level considering the expected cash flows in exchange for unused credit facilities, as shown in the following table:

	2020	2019
Total current assets	18,734,820	9,430,057
Total current liabilities	(16,159,586)	(7,518,423)
Total net working capital	2,575,234	1,911,634

As at December 31, 2020, the carrying amount of financial liabilities, measured using the amortized cost method, considering interest payments at a floating rate and the value of debt securities reflecting the forward market interest rates, may be changed due to the variation in floating interest rates. Their corresponding maturities, considering that the Company is in compliance with the contract’s covenants, are shown below:

Description	Less than one year	One to five years	Over five years	Total expected cash flow	Interest to be accrued	Carrying amount
Borrowings, financing and debentures	4,047,276	9,165,849	1,551,721	14,764,846	(941,933)	13,822,913
Leases	1,231,622	2,644,292	734,771	4,610,685	(752,230)	3,858,455
Payables to related parties, trade payables and reverse factoring operations	6,774,205	-	-	6,774,205	-	6,774,205

The Company currently have a credit line of up to £70 million (seventy million British pounds), with guarantee, that can be withdrawn in installments to meet short-term financing needs of The Body Shop. This credit line has been used by the subsidiary since the first quarter of 2020 to reinforce its working capital and liquidity. The credit facilities up to R$ 150,000 (one hundred and fifty million reais), which was in effect as at December 31, 2019 was closed during the first half of 2020.

6.3	Covid-19 Impacts

The Company is monitoring the evolution of the Covid-19 pandemic in the markets it operates, especially with, regard to restrictive measures adopted by these jurisdictions. The Crisis Committee created in the second quarter of 2020 continuously analyzes the situation and acts to minimize impacts on the operations and on the equity and financial position of the Company, with the objective of implementing appropriate measures, ensuring the continuity of operations, protect cash, improve liquidity and promote the health and safety of all.

Considering the uncertainties associated with the adversities observed in the economic scenario, Management also assesses the possible effects on the consolidated financial statements, as discussed below:

6.3.1	Revenues

The Company's and its subsidiaries' businesses were affected by the pandemic mainly at the beginning of the year, with results recovering from the decreasing restrictions in the markets in which it operates, mainly in Brazil, as some of the main markets in Europe follow more restrictive measures to open stores and shops. The transition to the digital environment continued across all our brands, making it possible to offset the impact of store closures, with an increase in e-commerce sales, in addition to the growth seen in direct sales revenues.

6.3.2	Provision for expected losses on accounts receivable from customers

The Company have been evaluating the impact of the crisis on accounts receivable, due to the possibility of increasing credit risk, with the aim of ensuring the sustainability of the chain and supporting its customer network. Changes in provisions for expected losses are presented in note 9 and reflect an increase in 2020 arising from the incorporation of Avon balances, acquired in the year. We have not seen a material impact from the pandemic with respect to the default of our customers.

6.3.3	Impairment of non-financial assets

In the first quarter, the Company revised the projections used in the goodwill impairment tests considering the adverse scenario brought about by the pandemic and as a result the need to recognize an impairment provision was not identified. In the fourth quarter, the Company carried out the annual goodwill impairment test, as indicated in notes 3.12 and 17, and reached a conclusion similar to that in the first quarter.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Retail operations (mainly composed of physical stores) are not considered essential by government authorities, which led to the closure of part of these locations during different periods of 2020. Due to this adverse scenario, we performed an impairment test for the cash generating units that comprise these operations and as a result, a reduction in the recoverable amount of R$ 148,050 was recorded, as disclosed in note 18.

6.3.4	Leases

During the year, the Company renegotiated contracts and obtained discounts on store lease payments, as mentioned in note 18.

6.3.5	Operational continuity

Management is not aware of any material uncertainty that could generate significant doubts about its ability to continue operating indefinitely.

6.3.6	Capital management and liquidity risk and covenants

The Company uses part of the resources from private funding and capital increase (see notes 19 and 24), to accelerate its investments in the digitization of operations, which were intensified as a result of the Covid-19 pandemic. Continuous cost management, including on other investments and discretionary expenditures, and Government incentives were still used in several locations during the year. The Company ended the year with a robust cash position, resulting in greater deleveraging and ensuring compliance with our financial covenants.

6.4	Cyber-incident

In June 2020, the subsidiary Avon became aware that it was exposed to a cyber-incident in its Information Technology (“IT”) environment that interrupted some systems and partially affected Avon's operations. Avon involved leading external experts in cybersecurity and general IT controls, initiating a comprehensive containment and correction effort, as well as a forensic investigation. By mid-August, Avon had reestablished all its main business processes and resumed operations in all of its markets, including all of its distribution centers.

The cyber incident did not have a significant impact on the revenue performance of the subsidiary for the year ended December 31, 2020, despite having resulted in a phasing of the subsidiary's revenue from the second to the third quarter of 2020, as the subsidiary met the order backlog that was created. The incremental expense incurred as a result of the cyber-incident was not material.

Although it has no indication that the accuracy and completeness of any financial information has been affected as a result of the incident, the subsidiary has performed extensive procedures to validate the accuracy and completeness of its financial information.

6.5	Capital management

The Company’s capital management objectives are to ensure that the Company is continuously capable of offering return to its shareholders and benefits to other stakeholders, in addition to maintaining an ideal capital structure to reduce this capital cost.

The Company monitors capital based on the financial leverage ratios. This ratio corresponds to the net debt divided by equity. The net debt corresponds to total borrowings and financings (including short and long-term borrowings and financings, as shown in the consolidated statement of financial position), deducted from cash and cash equivalents and short-term investments (except for “Crer Para Ver” funds).

6.6	Fair value estimate

Financial instruments that are measured at fair value at the reporting date as prescribed by IFRS 13– Fair Value Measurement follow the hierarchy below:

➢	Level 1: Valuation based on quoted (unadjusted) prices in active markets for identical assets and liabilities on the reporting date. A market is seen as active if quoted prices are readily and regularly available from a Commodities and Securities Exchange, a broker, industry group, pricing service or regulatory agency, and those prices represent actual market transactions, which occur regularly on a purely commercial basis;

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

➢	Level 2: Used for financial instruments that are not traded in active markets (for example, over-the-counter derivatives), whose valuation is based on techniques that, in addition to the quoted prices included in Level 1, use other inputs adopted by the market for the asset or direct liabilities (i.e., as prices) or indirectly (i.e., derived from prices); and

➢	Level 3: Valuation determined by virtue of information, for assets or liabilities, that is not based on data adopted by the market (i.e., unobservable information).

The carrying amounts and fair values of the Company’s financial instruments as at December 31, 2020 and 2019 is presented as follows:

Description				Carrying amount		Fair value
	Note	Classification by category	Fair value hierarchy	2020	2019	2020	2019
Financial assets
Cash and cash equivalent	7
Cash and banks		Amortized cost	Level 2	4,436,123	3,110,220	4,436,123	3,110,220
Certificate of bank deposits		Amortized cost	Level 2	808,988	211,261	808,988	211,261
Repurchase transactions		Fair value through profit or loss	Level 2	576,108	1,192,101	576,108	1,192,101
				5,821,219	4,513,582	5,821,219	4,513,582
Short term investments	8
Government bonds		Fair value through profit or loss	Level 1	864,940	221,900	864,940	221,900
Restricted cash		Fair value through profit or loss	Level 2	40,425	-	40,425	-
Financial treasury bill		Fair value through profit or loss	Level 2	505,152	374,690	505,152	374,690
Loan investment fund		Fair value through profit or loss	Level 2	817,253	407,928	817,253	407,928
Dynamo Beauty Ventures Ltd fund		Fair value through profit or loss	Level 3	16,104	7,402	16,104	7,402
Certificate of bank deposits		Fair value through profit or loss	Level 2	292,878	21,327	292,878	21,327
				2,536,752	1,033,247	2,536,752	1,033,247

Trade receivable	9	Amortized cost	Level 2	3,597,535	1,685,764	3,597,535	1,685,764

Judicial deposits	13	Amortized cost	Level 2	566,190	337,255	566,190	337,255

Carbon Credits	15	Fair value through profit or loss	Level 2	4,097	3,508	4,097	3,508

Sublease receivables	15	Amortized cost	Level 2	357,538	-	357,538	-

“Financial” and “operating” derivatives		Fair value through profit or loss - hedging instrument	Level 2	1,768,122	737,378	1,768,122	737,378
“Financial” and “operating” derivatives		Fair value through profit or loss	Level 2	139,856	-	139,856	-
				1,907,978	737,378	1,907,978	737,378

Financial liabilities
Borrowings, financing and debentures	20
Local currency borrowings		Amortized cost	Level 2	(9,591,809)	(7,412,443)	(9,466,921)	(7,445,672)
Foreign currency borrowings		Amortized cost	Level 2	(4,231,104)	(3,373,931)	(4,459,081)	(3,541,541)
				(13,822,913)	(10,786,374)	(13,926,002)	(10,987,213)

Carbon Credits	23	Fair value through profit or loss	Level 2	(5,560)	(4,519)	(5,560)	(4,519)

“Financial” and “operating” derivatives		Fair value through profit or loss - hedging instrument	Level 2	-	(10,158)	-	(10,158)
“Financial” and “operating” derivatives		Fair value through profit or loss	Level 2	(61,201)	(1,648)	(61,201)	(1,648)
				(61,201)	(11,806)	(61,201)	(11,806)

Lease liabilities	19	Amortized cost	Level 2	(3,858,455)	(2,517,565)	(3,858,455)	(2,517,565)
Trade payables and supply chain finance operations	21	Amortized cost	Level 2	(6,774,205)	(1,829,756)	(6,774,205)	(1,829,756)

The Company estimates that cash and cash equivalents, trade receivable, trade payable and other current liabilities balances are equivalent to their book values, mainly due to the short-term maturities of these instruments.

The carrying amounts of financial investments in Bank Deposit Certificates measured at amortized cost approximate their fair values as the operations are carried out at floating interest rates.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The carrying amounts of borrowings, financing and debentures are measured at their amortized cost and disclosed at fair value, which does not differ materially from carrying amounts as the agreed interest rates are consistent with current market rates.

The fair value of foreign exchange derivatives (swap and forward) is determined based on future exchange rates at the reporting date, with the resulting value discounted to present value.

The fair value of the investment in the Dynamo Beauty Fund, classified at level 3 of the fair value hierarchy is calculated based on information on the net value of the investment in the Fund (NAV) calculated by the Fund's manager based on valuation assumptions consistent with the accounting practices adopted in Brazil and IFRS, adjusted to reflect the fair value assumptions applicable to the nature of the Company's investment. The Company's valuation considers inputs not observable in the model, in order to reflect the contractual restrictions on this investment for early redemption of the security in the market. The significant unobservable inputs used in the measurement of fair value reflect a discount due to the lack of liquidity of the security, which represent the values that the Company determined that market agents would take into account for these discounts when defining the investment price. 1% increase (decrease) in the applied discount (15.4%) would result in an increase (decrease) in the fair value of the investment of R$ 185.

There were no transfers between measurement levels in the fair value hierarchy for the year ended December 31, 2020 for these assets and liabilities.

7.	CASH AND CASH EQUIVALENTS

	2020	2019
Cash and banks	4,436,576	3,110,220
Certificate of Bank Deposits (a)	808,988	211,261
Repurchase transactions (b)	576,108	1,192,101
	5,821,672	4,513,582

(a)	As of December 31, 2020, Certificate of Bank Deposits (“CDB”) short-term investments are remunerated at an average rate of 103.2% of CDI (106.9% of CDI as of December 31, 2019) with daily maturities redeemable with the issuer itself, without significant loss of value.

(b)	Repurchase transactions are securities issued by banks with a commitment by the bank to repurchase the securities, and by the client to resell the security, at a defined interest rate and within a predetermined term, which are backed by public or private securities (depending on the financial institution) and are registered within the Central of Custody and Financial Settlement of Securities (“CETIP”). As of December 31, 2020, repurchase operations are remunerated at an average rate of 100.0% of CDI (99.9% of the CDI on December 31, 2019).

8.	SHORT-TERM INVESTMENTS

	2020	2019
Loan investment funds	817,253	407,928
Certificate of Bank Deposits (b)	292,878	21,327
Treasury bills (c)	505,152	374,690
Government bonds (LFT) (d)	864,940	221,900
Dynamo Beauty Ventures Ltd. Fund	16,104	7,402
Restricted cash	40,425	-
	2,536,752	1,033,247

Current	2,520,648	1,025,845
Non-current	16,104	7,402

(a)	The Company and subsidiaries concentrate most of their investments in an exclusive investment fund, which holds interest in shares of the Essential Investment Fund.

The values of the quotas held by the Company are presented under the heading “Exclusive Investment Fund”. The financial statements of the Exclusive Investment Fund, in which the group has exclusive participation (100% of the quotas), were consolidated, except for the quotas of the Natura Institute, and the amounts of its portfolio were segregated by type of investment and classified as cash and marketable securities, based on the accounting practices adopted by the Company. For the purposes of consolidated presentation, the fund balance, as well as the positions of the other subsidiaries are presented according to the financial component.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(b)	Investments in CDBs classified as short-term investments are remunerated at an average rate of 100.0% of the CDI (106.9% of the CDI as at December 31, 2019). As at December 31, 2020, the “Crer Para Ver” line within the exclusive fund is R$ 57,609 (R$ 38,018 as at December 31, 2019).

(c)	As of December 31, 2020, investments in Treasury bills are remunerated at an average rate of 136.61% of the CDI (106% as at December 31, 2019).

(d)	As of December 31, 2020, investments in Government Bonds (LFT) are remunerated at an average rate of 105.9% of the CDI (100.4% of the CDI on December 31, 2019).

The composition of the securities that make up the portfolio of the Essential Investment Fund, in which the Company hold 100% interest, on December 31, 2020 and 2019, is as follows:

	2020	2019
Certificate of Bank Deposits (CDB)	292,878	21,327
Repurchase transactions (cash and cash equivalent)	576,108	1,192,101
Financial letter	505,152	374,690
Government bonds (LFT)	864,940	221,900
	2,239,078	1,810,018
9.	TRADE RECEIVABLE

	2020	2019
Trade receivable	4,029,643	1,793,759
Allowance for expected credit losses	(432,108)	(107,995)
	3,597,535	1,685,764

Maximum exposure to credit risk at the reporting date is the carrying amount of each aging range, net of the allowance for expected credit losses, as shown in the aging list below:

	2020	2019
Current	1,988,583	1,501,958
Past due:
Up to 30 days	1,506,460	142,069
31 to 60 days	173,121	36,466
61 to 90 days	111,735	27,789
91 to 180 days	249,744	85,477
Allowance for expected credit losses	(432,108)	(107,995)
	3,597,535	1,685,764

The changes in the allowance for expected credit losses for the year ended December 31, 2020 and 2019 are as follows:

Balance as of December 31, 2018	(129,242)
Additions	(209,515)
Write-offs (a)	232,034
Exchange variation	(1,272)
Balance as of December 31, 2019	(107,995)
Additions	(640,676)
Write-offs/reversals (a)	372,659
Exchange variation	(56,096)
Balance as of December 31, 2020	(432,108)

(a)	Refers to accounts overdue for more than 180 days which are written off when the Company has no expectation of recovering the trade accounts receivable and sales of customer portfolio.

The following table shows trade receivable by exposure to doubtful accounts on December 31, 2020:

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Trade receivable	Allowance for expected credit losses
Current	1,988,583	(53,352)
Past due:
Up to 30 days	1,506,460	(76,848)
31 to 60 days	173,121	(56,124)
61 to 90 days	111,735	(54,172)
91 to 180 days	249,744	(191,612)
	4,029,643	(432,108)

10.	INVENTORIES

	2020	2019
Finished products	3,592,864	1,253,145
Raw materials and packaging	1,015,156	253,063
Consumables	170,188	82,228
Work in progress	36,025	27,346
Allowance for losses	(269,963)	(185,232)
	4,544,270	1,430,550

The changes in the provision for inventory losses for the year ended December 31, 2020 and 2019 are as follows:

Balance as of December 31, 2018	(178,268)
Additions, net (a)	(147,140)
Write-offs (b)	136,431
Exchange rate variation	3,745
Balance as of December 31, 2019	(185,232)
Additions, net (a)	(341,799)
Write-offs (b)	354,692
Exchange rate variation	(97,624)
Balance as of December 31, 2020	(269,963)

(a)	Refer to the recognition of net allowance for losses due to discontinuation, expiration and quality, to cover expected losses on the realization of inventories, pursuant to the Company’s and its subsidiaries policy.

(b)	Consist of write-offs of products discarded by the Company.

11.	RECOVERABLE TAXES

	2020	2019
ICMS on purchase of goods (a)	681,147	434,832
Taxes on purchase of goods –subsidiaries abroad	230,260	39,475
ICMS on purchases of property, plant and equipment	9,578	10,628
PIS and COFINS on purchases of property, plant and equipment (b)	-	3,826
PIS and COFINS on purchase of goods (c)	780,841	280,087
Withholding PIS, COFINS and CSLL	1,669	2,378
Withholding income tax	23,637	-
IPI (Tax on Manufactured Products) (d)	77,096	30,190
Others	199,333	3,438
	2,003,561	804,854

Current	1,071,349	395,640
Non-current	932,212	409,214

(a)	Accumulated Brazilian tax on the circulation of goods, interstate and inter-municipal transport and communication services (“ICMS”) tax credits were mainly generated from the purchases, which tax rate is higher than average sales rates and by increase in exports.

(b)	Brazilian taxes on the acquisition of fixed assets: Social Integration Programs (“PIS”) and Contribution for Social Security Financing (“COFINS”).

(c)	The accumulated tax credits for PIS and COFINS basically arise from credits on purchases of raw materials used in production. The realization of these credits normally occurs through offsetting with sales operations in the domestic market.

(d)	The balance will be used to IPI payable in future operations of the Company's subsidiaries.

12.	INCOME TAX AND SOCIAL CONTRIBUTION

12.1	Deferred

Deferred Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL), results from temporary differences in the Group. For certain subsidiaries and the Company, deferred tax balances on tax losses were also recognized.

The amounts are as follows:

i)	Breakdown of deferred income tax and social contribution – Assets:

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	2020	2019
Tax loss carryforwards and negative basis of social contribution tax	456,567	193,566
Allowance for doubtful accounts	133,162	51,151
Allowance for losses on inventories	101,237	50,593
Provision for tax, civil and labor contingencies	57,560	53,377
Provision for ICMS – ST	19,552	24,659
Allowances for losses on advances to suppliers	265	898
Accrued benefits sharing and partnerships	25,912	17,483
Provision for profit sharing	77,434	54,427
Provision carbon credits	9,848	8,297
Profit not realized in inventories	40,706	32,899
INSS with Suspended Liability	-	17,757
Lease	30,493	22,268
Other expenses provision (a)	332,985	60,886
Post-employment healthcare plan	35,553	33,589
Net Operating Loss and Other Deduction Carryforwards	263,121	-
Stock option plan	334,416	112,095
Other temporary differences	208,279	35,323
Deferred income tax and social contribution assets	2,127,090	769,268
Effect of changes in fair value of derivative instruments, including hedge accounting transactions	(638,071)	(247,163)
Amortization and depreciation - useful life differences	(104,750)	(118,632)
Fair value of identifiable net assets in business combinations of Emeis Holdings Pty Ltd	-	(24,516)
Provision/(reversal) for losses - property and intangible assets	(44,544)	(4,509)
Deferred income tax and social contribution liability	(787,365)	(394,820)
Total of Deferred income tax and social contribution	1,339,725	374,448

a)	Refers to temporary differences arising from the provision for invoices for services and suppliers recorded for which invoices have not yet been issued.

Management assesses the possibility of offsetting deferred income tax assets and deferred income tax liabilities according to each jurisdiction. As a result, there is only one income position tax liabilities for Avon, The Body Shop and Aesop.

Management monitors the performance of all its entities and evaluates whether deferred tax assets can be realized from the four sources of taxable income: loss carryback potential, reversing taxable temporary differences, tax planning opportunities and forecasts of future taxable income. The Company does not have deferred tax assets that cannot be supported by one or more of these sources of income.

ii)	Breakdown of deferred income tax and social contribution – Liabilities:

	2020	2019
Fair value of identifiable net assets in business combination (a)	1,288,045	450,561

a)	The balance includes deferred income tax liability on the fair value of net identifiable assets in the acquisition of Avon, The Body Shop and Aesop.

The Company has not recognized certain deferred tax assets on losses. These losses relate to subsidiaries that have a history of losses and may not be used to offset taxable income elsewhere in the Company. The subsidiaries neither have any taxable temporary difference nor any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. On this basis, the Company has determined that it cannot recognize deferred tax assets on the tax losses carried forward.

Description	Amount	Indefinite Expiration	Definite Expiration
Net Operating Loss (a)	11,733,876	10,401,642	1,332,234
Credits (b)	96,893	-	96,893
Other Future Deductible Items	1,538,418	100,068	1,438,350
Total	13,369,187	10,501,710	2,867,477

a)	During 2021, expirations of approximately R$31 million are expected, the remaining expirations would start to occur in 2022 and future period with the majority of loss/deduction carryforwards subject to expiration in 2031 and beyond.

b)	During 2021, expirations of approximately R$26 million are expected, the remaining expirations would start to occur in 2022 with the vast majority of utilizable credits subject to expiration in 2027. In addition, R$ 2,4 million of credits are currently subject to limitation, are not utilizable and will expire unutilized during 2022 to 2026.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Management continuously evaluates tax planning opportunities to prevent tax attributes from expiring unutilized.  As of December 31, 2020, there are no prudent and feasible tax planning opportunities that management would and could implement.  In addition, for the attributes noted above, there are no other sources of income available and as a result, these attributes remain unrecognized.

Management continuously evaluates all sources of income to allow unrecognized deferred tax asset to become recognized when it is probable that there are sufficient sources of income to allow for their recognition.  Generally, recognition will occur when there is a history of profits that can be sustained and relied upon in the future and/or when facts/circumstances change indicating that a history of losses has been overcome due to elimination of loss making factors, changes in operations and other factors

12.2	Reconciliation of income tax and social contribution:

	2020	2019	2018
Income / (loss) After income tax and social contribution	-	304,566	-
Taxes on Company Formation (a)	-	206,592	-
Income / (loss) before income tax and social contribution (b)	(388,935)	511,158	673,405
Income tax and social contribution at the rate of 34%	132,238	(173,794)	(228,958)
Benefit of expenses with research and technological innovation	23,033	19,228	-
Tax incentives	10,018	12,457	10,724
Subsidy for investments (c)	128,173	24,864	12,505
Effect from differences of tax rates of entities abroad	(166,394)	26,907	14,077
Recognition of prior-year tax losses – USA and Mexico	-	-	70,065
Taxation of profits of subsidiaries abroad	(56,194)	(60,305)	(12,694)
Unrecognized tax benefits	(104,160)	(8,893)	(11,799)
Tax Benefits of interest on equity (IOE)	10,275	37,628	40,208
Exercise of stock options and restricted stock plans	(9,770)	9,697	-
Non-Deductible Donation/Contribution	(12,509)	(4,136)	(5,451)
UK Tax Law Rate Change (d)	(63,428)	-	-
Post-employment healthcare plan	-	-	30,082
Withholding Taxes	(63,754)	-	-
Imputed Income	(67,529)	(1,156)	(830)
Other permanent differences	(34,743)	(31,596)	(42,955)
Income tax and social contribution expenses	(274,744)	(149,099)	(125,026)

Income tax and social contribution - current	(292,828)	(94,780)	(182,324)
Income tax and social contribution - deferred	18,084	(54,319)	57,298

Effective Rate- %	(70.6)	29.2	18.6

(a)	Tax levied on the formation of the Company resulting from the difference between Natura's accounting balances and the acquisition cost used for the purpose of the contribution of shares issued by Natura to the Company's capital stock (note 24). Management believes that, although the amount of the aforementioned special capital reserve constitutes part of the taxable profit for tax purposes in Brazil, the nature of this amount is different from the nature of other sources of taxable profit under the scope of IAS 12. The main differences are (i) the Company did not generate taxable profits and this tax is mainly related to the increase in equity that generates the special reserve for statutory purposes; (ii) the creation of the special reserve is, in substance, a matter of reclassification; (iii) the tax is levied on the entity as a result of an additional increase in the equity of the contribution made to the Company; and (iv) the Company's future profits, as well as Natura's future and historical profits will continue to be taxed in accordance with tax legislation. The tax on the formation of the Company was recognized in the income statement and presented as "Taxes on the formation of the Company".

(b)	The loss before tax consolidated related to 2020 is considering the results of continuing and discontinued operations.

(c)	The Company has tax incentives arising from its ordinary operations (Grant Investment).

(d)	During 2020, the income tax rate in the UK was changed from 17% to 19% which resulted in an increase in the Company’s Deferred Tax Liabilities associated with the UK. Such increase was accrued through deferred income tax expense during 2020.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The movement in deferred asset and liability income tax and social contribution for the period ended December 31, 2020 were as follows:

	Asset	Liability
Balance at December 31, 2019	374,448	(450,561)
Effect on profit or loss	(19,639)	37,723
Reserve for grant of options and restricted shares	96,181	-
Effect on other comprehensive income	(61,658)	-
Currency Translation Effect	283,359	(314,527)
Business combination	667,034	(560,680)
Balance at December 31, 2020	1,339,725	(1,288,045)

13.	JUDICIAL DEPOSITS

Represent the restricted assets of the Group and are related to amounts deposited and held in court until the resolution of the disputes to which they are related. The judicial deposits held by the Company and its subsidiaries as at December 31, 2020 and 2019 are as follows:

	2020	2019
Unaccrued tax lawsuits (a)	262,654	203,403
Accrued tax lawsuits (b)	252,961	116,415
Unaccrued civil lawsuits	9,671	2,541
Accrued civil lawsuits	2,189	426
Unaccrued labor lawsuits	14,166	8,683
Accrued labor lawsuits	24,549	5,787
Total judicial deposits	566,190	337,255

(a)	The tax procedure related to these judicial deposits refer mainly to the ICMS-ST, disclosed in note 22.1.1, contingent liabilities - possible risk of loss.

(b)	The tax procedure related to these judicial deposits refer, substantially, to the sum of the amounts disclosed in note 22.2.1, and the amounts presented in note 21.

Changes in the balance escrow deposits for the period ended December 31, 2020 and 2019 are presented below:

Balance at December 31, 2018	333,577
New deposits	2,542
Redemptions	(7,556)
Interests	13,352
Payments / Write-offs for expenses	(4,660)
Balance at December 31, 2019	337,255
Acquisition of subsidiary	283,885
New deposits	18,377
Redemptions	(64,761)
Interests	11,242
Payments / Write-offs for expenses	(17,739)
Exchange variance	(2,069)
Balance at December 31, 2020	566,190

In addition to judicial deposits, the Group have insurance policies to guarantee certain lawsuits. Details of these insurances are presented in note 34.

14.	NON-CURRENT ASSETS HELD FOR SALE

The assets classified as held for sale were acquired in the acquisition process of Avon (note 4). The change in the balance for the year ended December 31, 2020 is as follows:

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Balance as of December 31, 2019	-
Avon acquisition	199,050
Additions (a)	25,779
Transfer to fixed assets (b)	(29,610)
Sale (c)	(61,760)
Exchange rate variation	47,820
Balance as of December 31, 2020	181,279

a)	During the fourth quarter of 2020, Avon made its operations in Saudi Arabia available for sale.

b)	During the first quarter of 2020, Avon identified new circumstances that, previously, were considered unlikely and, as a result, decided not to proceed with the sale of two properties, one located in Brazil and the other, in Romania. As a result, the subsidiary reclassified such properties from “Held for sale” to “Property, plant and equipment” (“PP&E”). At the time of the reclassification, the depreciation was recorded, resulting in an immaterial impact on the financial statements.

c)	During the third quarter of 2020, Avon complete the sale of two properties: (i) a distribution center located in Hungary, and (ii) a plant located in China.

As of December 31, 2020, assets held for sale include Avon properties, located in Brazil, Spain and Saudi Arabia.

15.	OTHER CURRENT AND NON-CURRENT ASSETS

	2020	2019
Marketing and advertising advances	42,233	28,669
Suppliers advances	257,099	102,225
Employees advances	65,180	13,983
Rent advances and guarantee deposits	169,958	96,202
Prepaid insurance expenses	200,074	29,647
Surplus pension plan (b)	683,425	-
Customs broker advances - Import taxes	34,016	34,932
Sublease receivables (c)	357,538	-
Carbon credits	4,097	3,508
Receivables from service providers (d)	135,030	-
Others	195,138	39,868
	2,143,788	349,034

Current	616,120	265,198
Non-current	1,527,668	83,836

a)	Mainly related to: (i) advances of rental agreements that were not included in the initial measurement of lease liabilities / right-of-use of the subsidiary The Body Shop, in accordance with the exemptions on IFRS 16; and (ii) security deposits for the rental of certain stores of the subsidiaries The Body Shop and Aesop, which will be returned by the landlord at the end of the rental agreements.

b)	Pension plan arising from the acquisition of Avon (note 4 and 28.2).

c)	Refers to the sublease receivable from the New York office owned by Avon.

d)	Refers to receivables mainly arising from damage that occurred with carriers and insurance companies.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

16.	PROPERTY, PLANT AND EQUIPMENT

	Useful life range (in years)	2019	Company acquisition	Additions	Write-offs	impairment	Transfers	Exchange rate variation	2020
Cost:
Vehicles	2 to 5	45,578	25,789	14,594	(17,274)	-	1,184	9,356	79,227
Templates	3	192,556	-	1,243	(19,713)	-	5,650	8,116	187,852
Tools and accessories	3 to20	11,974	52,410	11,625	(1,743)	-	5,888	5,524	85,678
Facilities	3 to 60	309,772	1,431	81	(3,599)	-	8,791	(23,005)	293,471
Machinery and accessories	3 to 15	866,451	740,328	20,098	(5,134)	-	58,649	139,301	1,819,693
Leasehold improvements	2 to 20	615,103	58,548	34,324	(8,761)	-	51,588	213,155	963,957
Buildings	14 to 60	386,957	1,203,081	12,275	-	(115)	48,551	248,427	1,899,176
Furniture and fixture	2 to 25	397,727	32,566	32,530	(6,300)	(26)	11,239	98,812	566,548
Land	-	35,157	570,572	57	-	-	4,252	51,575	661,613
IT equipment	3 to 15	297,228	112,369	27,254	(10,652)	-	36,554	81,019	543,772
Other assets	-	-	36,423	-	-	-	-	264	36,687
Projects in progress	-	156,011	78,965	440,170	(592)	-	(305,305)	39,136	408,385
Total cost		3,314,514	2,912,482	594,251	(73,768)	(141)	(72,959)	871,680	7,546,059

Accumulated depreciation
Vehicles		(16,924)	-	(24,150)	10,081	-	(2,093)	44	(33,042)
Templates		(175,938)	-	(10,092)	19,684	-	-	(190)	(166,536)
Tools and accessories		(3,255)	-	(42,932)	-	-	10	7,018	(39,159)
Facilities		(167,362)	-	(19,933)	285	-	1,044	9,240	(176,726)
Machinery and accessories		(416,736)	-	(193,657)	2,759	-	(1,202)	30,074	(578,762)
Leasehold improvements		(267,371)	-	(130,631)	7,124	(4,900)	(4,107)	(80,669)	(480,554)
Buildings		(101,785)	-	(88,593)	-	-	-	10,649	(179,729)
Furniture and fixture		(193,973)	-	(81,287)	4,744	(284)	4,093	(51,904)	(318,611)
IT equipment		(197,281)	-	(96,768)	8,591	(36)	-	(26,362)	(311,856)
Other assets		-	-	(25,078)	-	-	-	(949)	(26,027)
Total accumulated depreciation		(1,540,625)	-	(713,121)	53,268	(5,220)	(2,255)	(103,049)	(2,311,002)
Net total		1,773,889	2,912,482	(118,870)	(20,500)	(5,361)	(75,214)	768,631	5,235,057

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Useful life range (in years)	2018	Additions	Write-offs	impairment	Transfers	Other changes including exchange rate variation	2019
Cost
Vehicles	2 to 5	78,072	12,463	(41,883)	-	99	(3,173)	45,578
Templates	3	203,814	1,499	(23,823)	-	10,874	192	192,556
Tools and accessories	3 to 20	8,161	314	(445)	-	3,910	34	11,974
Facilities	3 to 60	310,282	49	-	-	(1,534)	975	309,772
Machinery and accessories	3 to 15	819,919	9,563	(1,259)	-	54,336	(16,108)	866,451
Leasehold improvements	2 to 20	577,217	46,869	(23,243)	(1,958)	20,645	(4,427)	615,103
Buildings	14 to 60	940,002	2,245	-	(887)	(555,221)	818	386,957
Furniture and fixture	2 to 25	362,817	40,118	(3,031)	(3,514)	16,978	(15,641)	397,727
Land	-	30,525	-	-	-	4,653	(21)	35,157
IT equipment	3 to 15	263,524	21,976	(3,902)	-	18,483	(2,853)	297,228
Projects in progress	-	103,463	204,107	(2,247)	-	(146,598)	(2,714)	156,011
Total cost		3,697,796	339,203	(99,833)	(6,359)	(573,375)	(42,918)	3,314,514

Accumulated depreciation
Vehicles		(31,784)	(15,832)	27,478	-	(7)	3,221	(16,924)
Templates		(191,501)	(8,314)	23,739	-	148	(10)	(175,938)
Tools and accessories		(2,954)	(687)	410	-	-	(24)	(3,255)
Facilities		(147,309)	(20,703)	-	-	1,234	(584)	(167,362)
Machinery and accessories		(379,050)	(56,617)	657	-	-	18,274	(416,736)
Leasehold improvements		(217,167)	(90,281)	19,089	-	5,292	15,696	(267,371)
Buildings		(191,422)	(7,315)	-	-	96,558	394	(101,785)
Furniture and fixture		(138,078)	(78,988)	2,734	-	(184)	20,543	(193,973)
IT equipment		(161,817)	(44,606)	3,443	-	(936)	6,635	(197,281)
Total accrued depreciation		(1,461,082)	(323,343)	77,550	-	102,105	64,145	(1,540,625)
Net total		2,236,714	15,860	(22,283)	(6,359)	(471,270)	21,227	1,773,889

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

17.	INTANGIBLES

	Useful life range (years)	2019	Acquisition of subsidiary	Additions	Write-offs	Reversal (provision) of impairment	Transfers	Other changes including exchange rate variation	2020
Cost
Software	2.5 to 10	1,313,090	291,555	82,718	(15,095)	-	258,092	128,790	2,059,150
Trademarks and patents (Defined useful life)	20 to 25	116,805	517,592	-	-	-	-	260,181	894,578
Trademarks and patents (Indefinite useful life)	-	2,171,585	2,022,163	-	-	-	-	1,553,309	5,747,057
Goodwill Avon (Note 4)		-	11,511,028	-	-	-	-	1,788,821	13,299,849
Goodwill Emeis Brazil Pty Ltd. (a)	-	100,237	-	-	-	-	-	41,853	142,090
Goodwill The Body Shop (b)	-	1,434,369	34,251	-	-	-	-	478,121	1,946,741
Goodwill acquisition of TBS stores	-	1,456	-	-	-	-	-	-	1,456
Relationship with retail clients	10	1,987	-	-	-	-	-	798	2,785
Key money (indefinite useful life) (c)	-	17,801	-	-	-	-	1,315	7,653	26,769
Key money (Defined useful life) (d)	3 to 18	12,447	-	150	-	(2,051)	1,647	(1,333)	10,860
Relationship with franchisees and sub franchisees and sales representatives (e)	7 to 15	602,958	1,884,249	-	-	-	-	472,312	2,959,519
Technology developed (by acquired subsidiary)	5	-	1,131,573	-	-	-	-	463,468	1,595,041
Other intangible assets	2 to 10	110,288	159	176,015	(15,024)	-	(175,414)	12,251	108,275
Total cost		5,883,023	17,392,570	258,883	(30,119)	(2,051)	85,640	5,206,224	28,794,170

Accumulated amortization
Software		(649,347)	-	(365,184)	44	-	(3,643)	(4,368)	(1,022,498)
Trademarks and patents		(44,108)	-	(36,548)	-	-	-	(19,387)	(100,043)
Key money		(2,197)	-	(535)	-	-	10	(6,149)	(8,871)
Relationship with retail clients		(1,939)	-	(252)	-	-	-	(648)	(2,839)
Relationship with franchisees and sub franchisees and sales representatives		(95,772)	-	(278,048)	-	-	-	(45,241)	(419,061)
Technology developed		-	-	(294,713)	-	-	-	(24,296)	(319,009)
Other intangible assets		(13,159)	-	(6,496)	15,020	-	-	(86)	(4,721)
Total accumulated amortization		(806,522)	-	(981,776)	15,064	-	(3,633)	(100,175)	(1,877,042)
Net total		5,076,501	17,392,570	(722,893)	(15,055)	(2,051)	82,007	5,106,049	26,917,128

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Useful life range (years)	2018	Additions	Write-offs	Reversal (provision) of impairment	Transfers	Other changes including exchange variation	2019
Cost
Software	2.5 to 10	1,089,900	83,064	(546)	-	118,442	22,230	1,313,090
Trademarks and patents (Defined useful life)	20 to 25	111,801	-	-	-	(154)	5,158	116,805
Trademarks and patents (Indefinite useful life)	-	2,040,067	-	-	-	-	131,518	2,171,585
Goodwill Emeis Brazil Pty Ltd. (a)	-	96,867	-	-	-	-	3,370	100,237
Goodwill The Body Shop (b)	-	1,348,670	-	-	-	-	85,699	1,434,369
Goodwill acquisition of The Body Shop stores	-	1,456	-				-	1,456
Relationship with retail clients	10	1,740	-	-	-	-	247	1,987
Key money (indefinite useful life) (c)	-	102,310	-	-	-	(101,001)	16,492	17,801
Key money (Defined useful life) (d)	3 to 18	48,888	-	-	2,818	(39,283)	24	12,447
Relationship with franchisees and sub franchisees (e)	7 to 15	590,588	-	(17,958)	-	(371)	30,699	602,958
Technology developed (by acquired subsidiary)	5	-	-	-	-	-	-	-
Other intangible assets	2 to 10	121,697	145,483	(1,133)	-	(146,364)	(9,395)	110,288
Total cost		5,553,984	228,547	(19,637)	2,818	(168,731)	286,042	5,883,023

Accumulated amortization
Software		(483,666)	(169,174)	6,817	-	270	(3,594)	(649,347)
Trademarks and patents		(37,898)	(4,330)	-	-	154	(2,034)	(44,108)
Key money		(2,835)	-	-	-	7,336	(6,698)	(2,197)
Relationships with retail clients		(1,149)	(194)	-	-	-	(596)	(1,939)
Relationship with franchisees and sub franchisees		(55,508)	(43,150)	-	-	371	2,515	(95,772)
Technology developed		-	-	-	-	-	-	-
Other intangible assets		(22,383)	(1,601)	585	-	261	9,979	(13,159)
Total accrued amortization		(603,439)	(218,449)	7,402	-	8,392	(428)	(806,522)
Net total		4,950,545	10,098	(12,235)	2,818	(160,339)	285,614	5,076,501

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020, 2019 and 2018

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

a)	Goodwill related to the acquisition of Emeis Holdings Pty Ltd. acquisition, classified as future economic benefits from synergies. It does not have defined useful life and it is subject to annual impairment tests.

b)	Goodwill related to the acquisition of The Body Shop, classified as future economic benefits from synergies. It does not have defined useful life and it is subject to annual impairment tests. In addition, on June 30, 2020, The Body Shop International Limited acquired the entity Aeon Forest Co. Ltd, for R$ 133,275 (¥ 2,632,000). On October 1st, 2020, the transaction was concluded and resulted in an assigned amount of goodwill of R$ 34,251.

c)	Key money with indefinite useful life refers to payments made to former tenants, to get the right to rent the property under lease and can be subsequently negotiated with future tenants in the case of termination of the lease agreement. This balance was considered the scope of the lease standard IFRS 16), applicable from January 1st, 2019 (note 3.29). The balance not reclassified to the right of use asset, refers to contracts that the standard exempts on the initial date, that is, short-term contracts. The remaining balance is not amortized and is subject to an annual impairment test.

d)	Key money with defined useful life refers to payments made to ex-tenants or lessors, to obtain the right to rent the property under the terms of the lease and which cannot be negotiated or recovered later. This balance was considered as the scope of the lease standard ( IFRS 16), applicable from January 1st, 2019. The balance not reclassified to the Right of Use asset, refers to contracts that the standard exempt on the initial date, that is, short-term contracts. The remaining balance is amortized over the term of the agreements.

e)	The balance refers to identifiable intangible assets from relationship with The Body Shop franchisees and sub-franchisees (relationship where the franchisee owns all rights to operate within a territory) and sub-franchisees (relationship where a franchisee operate a single store within a market), with estimated useful life of 15 years. In 2019 there is a write-off related to agreements with sub-franchisees in Brazil. In addition, the balance position classified as the acquisition of a subsidiary represents the fair value of the relationship between Avon and its sales representatives.

a)	Impairment testing of intangible assets as an indefinite useful life

Goodwill from the expected future profitability of acquired companies and intangibles assets with indefinite useful life was allocated to the CGU groups. The accordance with IAS 36 - Impairment of Assets, when a CGU or a CGUs group have an intangible asset with indefinite allocated life, the Company must test it for impairment Annually. CGUs group with intangible assets with indefinite useful life as of December 31, 2020 and 2019 are presented below:

CGU groups	Trademarks and patents		Goodwill		Total
	2020	2019	2020	2019	2020	2019
Natura &Co Latam	5,403	2,566	9,994,861	-	10,000,264	2,566
Avon International	2,850,397	-	3,304,988	-	6,155,385	-
TBS International	2,891,257	2,169,019	1,946,741	1,434,369	4,837,998	3,603,388
Aesop International	-	-	142,090	100,238	142,090	100,238
Total	5,747,057	2,171,585	15,388,680	1,534,607	21,135,737	3,706,192

The main assumptions used to calculate the fair value less cost to sell as at December 31, 2020 are presented below:

	Aesop	The Body Shop	Avon International	Natura &Co Latam
Measurement of recoverable value (fair value less cost to sell)	Discounted cash flow based on financial budgets approved by Senior Management during a discretionary period of five years with a terminal value projected for the end of the period.
Budgeted gross margin	Gross margins are based on average amounts obtained in the 2 years prior to the beginning of the budgeted period and projections for the next 5 years.
Estimated cost	Costs based on historical data and market trends, optimization of retail and direct sales operations (renewal of the geographical presence of stores, revitalization of the franchise network) and physical expansion with growth in market share.
Perpetuity growth rate (*)	Constant growth of 4.20%.	Constant growth of 4.10%.	Constant growth of 4.30%.	Constant growth of 5.50%.
Discount rate (WACC)	Discount rates represent the risk assessment in the current market, specific to each group of CGU, taking into account the value of money over time and the individual risks of related assets that were not incorporated in the assumptions included in the cash flow model. These cash flows were discounted using a discount rate of 13.42% p.a. for Natura &Co Latam, 11.14% p.a. for Avon International, 7.80% p.a. for TBS International and 9.11% p.a. for Aesop International, in real terms. The discount rate was based on the weighted average cost of capital that reflects the specific risk of each segment.

(*) The rates are based on published market analyzes and projections with regard to the operating segment in which they operate and adjusted to reflect the assumptions considered by Management in the approved projections and to reflect the inflation differential of other currencies, when applicable.

(**) Due to the Covid-19 pandemic, the Company´s Management identified impairment indicators during the first quarter of 2020 and carried out an impairment test considering each CGU of the group. Based on the analysis conducted by the Management, there was no need to record impairment losses for the balances of these assets as of March 31, 2020.

The Company performed a sensitivity analysis of variables: (i) the discount rate and (ii) the growth rate in perpetuity, due to their potential impacts on cash flows. An increase of 1 percentage point in the discount rate or a decrease of 1 percentage point in the growth rate in perpetuity of the cash flow of each group of CGU would not result in the need to recognize impairment losses. Based on Management’s assessment, the need to recognize impairment losses for intangible assets with indefinite useful lives in the year ended December 31, 2020 was not identified.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020, 2019 and 2018

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

18.	RIGHT OF USE AND LEASES

a)	Right of use asset

	Useful life in Years (a)	2019	Acquisition of subsidiary	Additions	Write-offs	Impairment (b)	Transfers (c)	Exchange rate variation	2020
Cost
Vehicles	3	40,018	42,467	61,878	(441)	-	-	13,945	157,867
Machinery and equipment	3 to 10	15,578	14,034	11,265	-	-	-	12,171	53,048
Facilities	3 to 10	784,900	489,740	146,695	(16,094)	-	-	211,592	1,616,833
IT equipment	10	283	18,429	6,211	(323)	-	-	5,400	30,000
Retail stores	3 to 10	2,350,377	-	384,502	(25,189)	(148,050)	(2,962)	779,426	3,338,104
Tools and accessories	3	2,803	-	-	-	-	-	384	3,187
Total cost		3,193,959	564,670	610,551	(42,047)	(148,050)	(2,962)	1,022,918	5,199,039

Accumulated depreciation
Vehicles		(8,109)	-	(54,558)	192	-	-	(947)	(63,422)
Machinery and equipment		(4,317)	-	(14,899)	-	-	-	(1,829)	(21,045)
Facilities		(97,190)	-	(291,431)	12,448	-	-	(23,592)	(399,765)
IT equipment		(214)	-	(18,694)	-	-	-	(253)	(19,161)
Retail stores		(463,332)	-	(643,441)	3,527	-	-	(188,100)	(1,291,346)
Tools and accessories		(936)	-	(936)	-	-	-	(381)	(2,253)
Total accrued depreciation		(574,098)	-	(1,023,959)	16,167	-	-	(215,102)	(1,796,992)
Net total		2,619,861	564,670	(413,408)	(25,880)	(148,050)	(2,962)	807,816	3,402,047

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020, 2019 and 2018

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Useful life in Years (i)	First-time adoption (Note 3.29)	Additions	Write-offs	Transfers (ii)	Other changes	2019
Cost Value:
Vehicles	3	-	40,069	(146)	-	95	40,018
Machinery and equipment	3 to 10	-	14,954	(40)	-	664	15,578
Facilities	3 to 10	103,945	187,294	-	481,235	12,426	784,900
IT equipment	10	-	279	-	-	4	283
Retail stores	3 to 10	1,819,951	416,250	(76,022)	150,374	39,824	2,350,377
Tools and accessories	3	-	2,650	-	-	153	2,803
Total cost		1,923,896	661,496	(76,208)	631,609	53,166	3,193,959

Depreciation value:
Vehicles		-	(8,083)	38	-	(64)	(8,109)
Machinery and equipment		-	(4,126)	-	-	(191)	(4,317)
Facilities		-	(95,734)	-	-	(1,456)	(97,190)
IT equipment		-	(209)	-	-	(5)	(214)
Retail stores		-	(466,590)	(2,968)	-	6,226	(463,332)
Tools and accessories		-	(882)	-	-	(54)	(936)
Total accrued depreciation		-	(575,624)	(2,930)	-	4,456	(574,098)
Net total		1,923,896	85,872	(79,138)	631,609	57,622	2,619,861

(a)	The useful lives applied refer to the term of the contracts in which the Company is sure that it will use the assets underlying the lease contracts according to the contractual terms.

(b)	Of the total amount of impairment recorded in 2020, R$ 144,500 refers to the impairment loss of legacy stores of The Body Shop that were previously included in the store closure plan, which were subsequently impacted by the effects of the pandemic, predominantly in the United States.

(c)	Refers to key money related to store rentals. This amount is transferred from right of use to intangible assets when a new commercial agreement with the lessor is not yet signed.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	2020	2019
Values recognized in the income statement for the year ended December 31, 2020 and 2019
Financial expense on lease	229,544	134,579
Amortization of right of use	1,023,959	575,624
Appropriation in the result of variable lease installments not included in the measurement of rental liabilities	45,952	31,023
Sublease revenue	(27,079)	(2,698)
Short-term rental expenses and low-value assets	72,546	126,067
Benefits granted by lessor related to Covid-19	(58,700)	-
Other lease-related expenses	40,206	22,214
Impairment losses	144,500	-
Total	1,470,928	886,809

Values recognized in the financing cash flow statement:
Lease payments (principal)	843,338	497,905
Values recognized in the operating cash flow statement:
Lease payments (interest)	225,420	134,579
Variable lease payments, not included in the measurement of rental liabilities	13,033	11,199
Short-term and low-value assets leases payments	51,675	69,162
Lease-related payments	41,944	26,460
Total	1,175,410	739,305

b)	Lease liability

	2020	2019
Current	1,059,661	542,088
Non-current	2,798,794	1,975,477
Total	3,858,455	2,517,565

The following tables shows the changes in the balance of lease obligations for the year ended December 31, 2020 and 2019:

Balance as of December 31, 2018	446,235
First-time adoption of IFRS 16	1,949,739
New agreements	627,889
Payment of leasing (principal)	(497,905)
Payment of leasing (interest)	(134,579)
Recognition of financial charges	134,579
Write-offs (a)	(86,319)
Translation effects (other comprehensive income)	77,926
Balance as of December 31, 2019	2,517,565
New leases	559,905
Acquisition of subsidiary	777,200
Lease payments (principal)	(843,338)
Lease payments (interest)	(225,420)
Recognition of financial charges	229,544
Write-offs (a)	(193,174)
Exchange rate variation	1,036,173
Balance as of December 31, 2020	3,858,455

(a)	Refers mainly to the termination of contracts related to store leases.

The maturity analysis of the lease liability non-current balance of are shown bellow:

	2020	2019
2021	-	374,746
2022	611,048	361,688
2023	600,785	358,274
2024	598,380	363,802
2025 onwards	988,581	516,967
Total	2,798,794	1,975,477

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The table below shows the rates applied, according to the lease terms:

As described in note 3.13.2, the Company’s subsidiaries applied its incremental borrowing rate as the discount rate on lease liabilities. Considering that the Company's lease contracts are substantially contracts with payment flows indexed by inflation indices, the Company’s subsidiaries present below additional information on the characteristics of the lease contracts so that users of the financial statements may, at its discretion, carry out projections of future payment flows indexed to inflation. Most of the lease liabilities refer to Avon, The Body Shop and Aesop operations, which contracts were signed substantially in developed economies countries. Therefore, for these countries, the potential effects of the discount would not be significant given its history of low inflation rates.

		Contractual Payments
Maturity	Average discount rate	2020	2021	2022	2023	2024	2025	Onwards 2025
2020-2022	1.9% to 10.5%	566,802	32,692	8,946	-	-	-	-
2023-2025	1.9% to 14.0%	32,802	304,688	305,886	302,042	298,194	271,790	-
2026-2028	1.9% to 10.2%	69,488	74,145	78,169	83,769	90,725	98,267	661,521
2029-2031	8.2% to 13.6%	4,778	4,778	4,778	4,778	4,778	4,778	16,324
Total		673,870	416,303	397,779	390,589	393,697	374,835	677,845
Projected inflation [1]		3.40%	3.40%	3.40%	3.60%	3.60%	3.60%	3.80%

1 Rates obtained through future prices of DI coupons versus National Consumer Price Index (IPCA) observed in B3, applied to Brazilian contracts.

19.	BORROWINGS, FINANCING AND DEBENTURES

Raised in local currency:	Ref.	2020	2019
Financing Agency for Studies and Projects FINEP		73,076	101,988
Debentures	A	4,042,515	4,251,231
BNDES		7,789	35,390
BNDES – FINAME		15	183
Promissory notes	B	773,949	2,883,382
Working capital – Mexico Operation		14,453	31,802
Working capital – Aesop Operation		-	100,438
Working capital – The Body Shop Operation	C	500,835	-
Working capital – Avon Operation		145,495	-
Notes – Avon (1)	D	4,033,682	-
Total in local currency		9,591,809	7,404,414

Raised in Foreign currency:
BNDES		1,639	8,030
Export Credit Note (NCE)		-	81,210
Representative debt securities (“Notes”) (1)	E	3,969,226	3,090,490
Resolution nº 4131/62	F	260,239	202,230
Total in foreign currency		4,231,104	3,381,960
Grand total		13,822,913	10,786,374

Current		3,805,649	3,354,355
Non-current		10,017,264	7,432,019

Debentures
Current		2,169,786	246,017
Non-current		1,872,729	4,005,214

(1)	Balances resulting from the business combinations with Avon (Note 4) recorded at the estimated fair value.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Reference	Currency	Maturity	Charges	Effective interest rate	Guarantees
A	Real	August, 2024	Interest of 109% to 112% of CDI (International Deposit Certificate), and 1.4% + CDI 1.75% + CDI, 1.00% + CDI and 1.15% + CDI, as maturing on March, 2020; September, 2020; September, 2021; September 2022 and August 2024.	109.5% - 113.1% CDI + 1.15% - CDI + 1.79%	None
B	Real	Until April, 2021	Interest of 3.25% p.a. + CDI	CDI + 3.30%	Approval of subsidiary Indústria e Comércio de Cosméticos Natura Ltda.
C	British Pounds	March, 2021	Libor + interest of 2.00% p.a.	Libor + interest of 2.00% p.a.	Approval of subsidiary Natura Cosméticos S.A.
D	Dollar	March, 2023 and March 2043	Interest of 7.00% p.a. and Interest of 8.95% p.a.	Interest of 7.00% p.a. and Interest of 8.95% p.a.	None
E	Dollar	February, 2023	Interest of 5.375% p.a.	6,1%	None
F	Dollar	May, 2022	Libor + interest 1.1% p.a.	Libor + interest 1.1% p.a.	Approval of subsidiary Indústria e Comércio de Cosméticos Natura Ltda.

Changes in the balances of borrowings, financings and debentures for the year ended December 31, 2020 and 2019 are present bellow:

Balance as of December 31, 2018	7,994,145
New borrowings and financing	5,346,145
Amortization	(2,643,575)
Financial charges accrued	494,422
Payment of financial charges	(499,798)
Foreign exchange changes (unrealized)	88,097
Foreign exchange changes (realized)	5,903
Translation effects (OCI)	1,035
Balance at December 31, 2019	10,786,374
Assumed in a business combination (note 4)	7,250,735
New borrowings and financing	1,354,765
Amortization	(8,483,892)
Accrued finance costs	1,029,705
Finance costs payment	(1,293,094)
Exchange rate variation (unrealized)	973,442
Exchange rate variation (realized)	35,429
Translation effects (OCI)	2,169,449
Balance as of December 31, 2020	13,822,913

The maturities of non-current portion of borrowings, financing and debentures liabilities are present bellow:

	2020	2019
2021	-	2,279,759
2022	586,002	527,596
2023	6,306,782	3,052,769
2024 onwards	3,124,480	1,571,895
Total	10,017,264	7,432,019

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

19.1	Main changes in borrowings and financing

i)	Debentures

On February 25, 2014, the Company conducted the 5th issuance of simple, registered, book-entry, non-convertible, unsecured debentures of Natura, in the total amount of R$ 600,000 shares. A total of 60,000 debentures were issued, of which 20,000 debentures were in the 1st series, with maturity date on February 24, 2017, in the amount of R$ 214,385; 20,000 debentures were in the 2nd series, with maturity date on February 25, 2018; and 20,000 debentures were in the 3rd series, with maturity date on February 25, 2019, with an interest rate of 107.0%, 107.5% and 108.0% of the cumulative variation of the Brazilian Interbank Deposits (“DI”) average daily rates, respectively.

On March 16, 2015, the Company carried out the 6th issuance of simple, registered, book-entry, non-convertible, unsecured debentures of Natura, amounting to R$ 800,000. 80,000 debentures were issued, of which 40,000 were in the 1st series, with maturity date on March 16, 2018, 25,000 were in the 2nd series, with maturity date on March 16, 2019, and 15,000 were in the 3rd series, with maturity date on March 16, 2020, with an interest rate of 107.0%, 108.25% and 109.0%, respectively, of the cumulative variation of the Brazilian Interbank Deposits (“DI”) average daily rates.

On September 28, 2017, the Company carried out the 7th issuance of simple, registered, book-entry, non-convertible, unsecured debentures of Natura, in the total amount of R$ 2,600,000. A total of 260,000 debentures were issued, of which 77,273 were in the 1st series, with maturity date on September 25, 2020, and 182,727 were in the 2nd series, due on September 25, 2021, with an interest rate of CDI rate + 1.4% p.a. and CDI rate + 1.75% p.a., respectively.

On February 16, 2018, the Company carried out the 8th issuance of simple, non-convertible and unsecured debentures, with personal guarantee, in a single series, for public distribution with restricted placement efforts, , in the total amount of R$ 1,400,000, whose proceeds will be used to settle the promissory notes balance. Compensatory interest was paid in three (3) installments, starting on the issuance date, with the first payment on August 14, 2018 and other payments on February 14, 2019 and maturity date on August 14, 2019. On September 28, 2018, there was a repayment, in the amount of R$ 1,000,000, due to early maturity, early optional redemption and optional extraordinary payment, established in the indenture, and remuneration corresponding to 110.0% of the cumulative variation of the Brazilian Interbank Deposits (“DI”) average daily rates. The outstanding balance of the 8th issuance amounting to R$ 400,000 was settled on maturity date, that is, August 14, 2019.

On September 21, 2018, the Company carried out the 9th issuance of non-convertible unsecured debentures, with personal guarantee, in three series, for public distribution with restricted placement efforts, , in the aggregate amount of R$ 1,000,000, used in the partial early amortization of R$ 1,000,000 related to the 8th issuance. The issuance consisted of 100,000 debentures, of which 38,904 were in the 1st series, with maturity date on September 21, 2020, 30,831 were in the 2nd series, with maturity date on September 21, 2021, and 30,265 were in the 3rd series, with maturity date on September 21, 2022, and remuneration corresponding to 109.5%, 110.5% and 112.0%, respectively, of the cumulative variation of the Brazilian Interbank Deposits (“DI”) average daily rates, respectively.

On July 22, 2019, the Company carried out the 10th issuance of simple, non-convertible, unsecured debentures in four series, for public distribution with restricted placement efforts, in the aggregate amount of R$ 1,576,450. A total of 157,645 registered, book-entry, non-convertible and unsecured debentures were issued in four series, without no certificate issue or provisory certificate, at a nominal unit value of R$ 10,000 , of which 40,000 were in the 1st series, maturing on August 26, 2024; 9,570 in the 2nd series, maturing on August 26, 2024; 68,623 in the 3rd series, maturing on August 26, 2024, and 39,452 in the 4th series, maturing on August 26, 2024, and paying remuneration corresponding to 100% of the cumulative variation of the Brazilian Interbank Deposits (“DI”) average daily rates plus 1% for the 1st series and 100% of the cumulative variation of the Brazilian Interbank Deposits (“DI”) average daily rates plus 1.15% for other series.

The funds from the 10th issuance were used as follows. 1st series: full amortization of the 8th issuance of debentures in the amount of R$ 400,000; 2nd grade: partial amortization of the 3rd grade of the 6th issuance in the amount of R$ 92,820; 3rd grade: partial amortization of the 1st grade of the 7th issuance in the amount of R$ 664,090; 4th grade: partial amortization of the 1st grade of the 9th issuance in the amount of R$ 382,960.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The appropriation of costs related to the issuance of debentures in the year ended December 31, 2020 was R$ 3,888 (R$ 4,760 as of December 31, 2019), recorded monthly under financial expenses, in accordance with the effective interest rate method. Issuance costs to appropriate amounted to R$ 9,466 as of December 31, 2020 (R$ 13,354 as of December 31, 2019).

ii)	Promissory notes

On January 14, 2020, partial optional early redemption of the Promissory Notes of the 1st series was made in the amount of R$ 1,830,000.

On April 29, 2020, the 2nd issue of Promissory Notes by Natura &Co, in a single series, in the amount of R$ 500,000 and the 4th issue of Promissory Notes by subsidiary Natura, in a single series in the amount of R$ 250,000 were made. The promissory notes were publicly distributed with restricted placement efforts. The funds were used for cash strengthening and increased liquidity.

On June 29, 2020, took place the total optional early redemption of the 1st issue of the first series of Promissory Notes by Natura &Co in the amount of R$ 370,000, and the partial optional early redemption of the 1st issue of Promissory Notes of the second series in the amount of R$ 140,000.

Accrued costs related to the emission of the Promissory Notes in the year ended December 31, 2020 amounted to R$ 25,205 (R$ 11,135 on December 31, 2019), recorded monthly in account of finance costs according to the effective interest rate method. As of December 31, 2020, the balance of issuance costs to be appropriated is R$ 2,121 (R$ 20,962 on December 31, 2019).

iii)	Working capital - The Body Shop

As presented in Note No. 6.2(e), The Body Shop had on December 31, 2019 a credit line of up to £ 70 million (seventy million pounds), corresponding to R$ 500,835 as at December 31, 2020, guaranteed by Natura, which could be withdrawn in installments to meet The Body Shop short-term financing needs. This credit line was used during the second quarter of 2020, for working capital and liquidity reinforcement with payment of annual interest of Libor + 2%.

iv)	Debt Securities Representative ("Notes") - Avon

The subsidiary Avon has the following debt securities representative (“notes”) issued:

Notes - Avon	Main US$	Main R$	Annual percentage interest rate	Maturity
Unguaranteed	461,883	2,400,267	7.00%	March 15, 2023
Unguaranteed	216,085	1,122,929	8.95%	March 15, 2043

The effects of allocating fair values from the business combination (note 4) were added to the notes issued by Avon, which at December 31, 2020 amounted to R$ 449,712.

19.2	Covenants

The restrictive clauses associated with the debt contracts of the Company and its subsidiaries, establish the maintenance of minimum financial indicators resulting from the ratio of the division of the net treasury debt by the EBITDA of the last 12 months, as well as non-financial indicators according to each contract. As of December 31, 2020, and 2019, the Company are in compliance with such restrictive clauses.

20.	TRADE PAYABLE AND REVERSE FACTORING OPERATIONS

	2020	2019
Domestic trade payables	5,462,377	1,581,759
Foreign trade payables (a)	1,014,356	105,073
Subtotal	6,476,733	1,686,832
Reverse factoring operations (b)	297,472	142,924
Total	6,774,205	1,829,756

(a)	Refers to imports mainly denominated in US dollars, Euros and British pounds

(b)	The Group have contracts signed with Banco Itaú Unibanco S.A. to structure a “supply chain finance” the operation with the Company’s main suppliers. Further details on these operations are included in note 3.16.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

21.	TAX LIABILITIES

	2020	2019
ICMS (ordinary)	134,165	120,300
ICMS-ST provision (a)	61,521	72,423
Taxes on invoicing – foreign abroad	364,291	145,992
Social Security Tax (INSS) - suspension of the enforceability	-	50,147
Withholding tax (IRRF)	131,368	48,593
Other taxes payable - foreign subsidiaries	48,365	1,180
Income tax	15,943	1,207
PIS and COFINS payable	11,857	-
INSS and service tax (ISS) payable	32,954	3,218
Others	94,357	399
	894,821	443,459

Current	785,367	320,890
Noncurrent	109,454	122,569

(a)	The Company's subsidiaries have discussions about the illegality of changes in state laws to charge ICMS-ST. Part of the amount recorded as tax payable but not yet paid is being discussed in court by the Company’s subsidiaries, and in some cases, the amounts are deposited in court, as mentioned in note 13.

22.	PROVISION FOR TAX, CIVIL AND LABOR RISKS

The Group are involved in certain legal proceedings arising in the normal course of its business, which include civil, tax, social security, labor, business and others.

The Company's management believes that, based on the elements existing on the base date of these financial statements, the provision for tax, civil, labor, commercial and other risks is enough to cover possible losses on administrative and legal proceedings, as shown below.

22.1	Contingencies assessed as probable risk of loss

The changes in the tax, civil and labor provision and contingent liabilities are presented below:

	Tax		Civil		Labor		Business Combination	Total
	2020	2019	2020	2019	2020	2019	2020	2020	2019
Balance at the beginning of the year	127,842	163,852	30,653	32,300	61,571	65,655	-	220,066	261,807
Acquisition of subsidiary (1)	671,667	-	37,364	-	163,962	-	820,103	1,693,096	-
Additions	169,824	14,497	186,182	14,072	44,566	45,983	9,772	410,344	74,552
Reversals	(71,797)	(54,168)	(62,013)	(4,766)	(4,601)	(40,127)	(67,482)	(205,893)	(99,061)
Payments	(54,590)	(1,150)	(31,169)	(11,418)	(48,792)	(14,611)	-	(134,551)	(27,179)
Inflation adjustment	5,623	4,440	4,164	309	6,508	5,009	21,671	37,966	9,758
Exchange rate variation	83,202	371	12,525	156	27,284	(338)	13,629	136,640	189
Transfers (2)	-	-	(99,309)	-	841	-	-	(98,468)	-
Balance at the end of the year	931,771	127,842	78,397	30,653	251,339	61,571	797,693	2,059,200	220,066

Current								58,756	18,650
Non-current								2,000,444	201,416

(1)	Amounts arising from lawsuits with probability of possible and remote loss of tax nature in the amount of R$ 709,751, labor in the amount of R$ 54,728 and civil in the amount of R$ 55,624, measured and recorded at the estimated fair value resulting from the business combination with Avon, in accordance with IFRS 3 (Note 4) , additionally, the fair value of contingent liabilities includes liabilities assumed and recognized by Avon prior to the allocation of fair value, in the amount of R$ 872,993.

(2)	Balance arising from other obligations of the subsidiary Avon, related to reclassifications of processes previously recognized as contingent liabilities to other trade payable.

22.1.1	Tax

The tax contingencies and classified as probable loss, mainly involve (i) discussions about the illegality of changes in state laws to collection of ICMS, and (ii) discussions related to the exclusion of IPI charges from the income tax calculation basis, withhold income tax, as well as several lawsuits related to income tax and social contribution taxation. Part of the amount not paid is being discussed in court, and in some cases, the amounts are deposited in court, as mentioned in note 13. The tax provision also includes attorneys' fees for the sponsorship of tax proceedings, when applicable.

22.1.2	Civil, commercial and other

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

On December 31, 2020, the Group are parties to commercial and other civil lawsuits and procedures, mainly related to indemnity claims. Provisions are periodically reviewed based on the evolution of processes and the evolution of jurisprudence to reflect the best estimate.

a)	Talc-related disputes

The subsidiary Avon has been named a defendant in numerous personal injury lawsuits filed in U.S. courts, alleging that certain talc products the Avon sold in the past were contaminated with asbestos. Many of these actions involve a number of co-defendants from a variety of different industries, including manufacturers of cosmetics and manufacturers of other products that, unlike the Avon’s products, were designed to contain asbestos. As of December 31, 2020, there were 164 individual cases pending against the Avon. During the three months ended December 31, 2020, 31 new cases were filed, and 14 cases were dismissed, settled or otherwise resolved. The value of the settlements was not material, either individually or in the aggregate, to the Avon’s results of operations for the year ended December 31, 2020. Additional similar cases arising out of the use of the Avon’s talc products are reasonably anticipated.

We believe that the claims asserted against us in these cases are without merit. We are defending vigorously against these claims and will continue to do so. To date, the Avon has not proceeded to trial in any case filed against it and there have been no findings of liability enforceable against the Company. However, nationwide trial results in similar cases filed against other manufacturers of cosmetic talc products have ranged from outright dismissals to very large jury awards of both compensatory and punitive damages. Given the inherent uncertainties of litigation, we cannot predict the outcome of all individual cases pending against the Company, and we are only able to make a specific estimate for a small number of individual cases that have advanced to the later stages of legal proceedings. For the remaining cases, we provide an estimate of exposure on an aggregated and ongoing basis, which takes into account the historical outcomes of all cases we have resolved to date. Any accruals currently recorded on the Avon’s balance sheet with respect to these cases are not material. However, any adverse outcomes, either in an individual case or in the aggregate, could be material. Future costs to litigate these cases, which we expense as incurred, are not known but may be significant, though some costs will be covered by insurance.

22.1.3	Labor

The Group as of December 31, 2020 are parties to labor claims filed by former employees and service providers, mainly related to the payment of severance pay, overtime, salary premiums and monies owed as a result of join liability and discussion about the recognition of any employment relationship. None of these processes is individually relevant. Provisions are periodically reviewed based on the progress of lawsuits and history of losses on labor claims to reflect the best estimate.

22.2	Contingencies assessed as possible risk of loss

The Group have contingencies whose expectation of loss assessed by the Company's Management and supported by the legal advisors is classified as possible and, therefore, no provision has been recorded. On December 31, 2020, the contingencies classified as possible loss probability totaled R$ 9,559,550 (R$ 3,642,219 on December 31, 2019), in which R$ 797,693 (R$ 0 on December 31, 2019) were logged at the estimated fair value resulting from the business combinations with Avon Products Inc., shown in the table above.

22.2.1	Tax

The tax cases with possible losses totaling R$ 9,205,601 (R$ 3,503,392 at December 31, 2019).

Below are the most relevant tax contingencies related to the following matters:

a)	Infraction notices in which the Brazilian Federal Revenue Office requires IPI tax debts, due to the alleged non-observance of the minimum tax base, provided for in the legislation, when sales transactions destined to interdependent wholesalers. Currently, tax assessment notices are pending judgment at the administrative court level. As at December 31, 2020, the total amount under discussion is R$ 1,963,984.

b)	Lawsuits in which the industrial establishment equivalence is discussed, as provided for in the Decree nº 8.393/2015, which now requires IPI taxation of products listed in the referred legal provision in outbound transactions carried out by interdependent wholesalers. As of December 31, 2020, the total amount under discussion classified as a possible loss is R$ 1,660,532 (R$ 389,017 as at December 31, 2019).

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

c)	Administrative and judicial processes that discuss the illegality of changes in Federal State laws regarding the collection of ICMS and ICMS-ST. As at December 31, 2020, the total amount under discussion is R$ 1,503,657 (R$ 406,002 as of December 31, 2019).

d)	Infraction notices in which the Brazilian Federal Revenue Office requires IRPJ and CSLL tax debts to challenge the tax deductibility of the amortization of goodwill generated in the context of a corporate reorganization between related parties. Currently, the legality of the administrative decisions that rejected the motions for clarification presented to challenge the special appeals dismissed is being discussed in the courts. As at December 31, 2020, the total amount under discussion classified as a possible loss is R$ 1,396,782 (R$ 1,379,189 as at December 31, 2019).

e)	Infraction notices in which the Finance Department of the São Paulo Federal State requires the collection of ICMS-ST, which was fully collected by the recipient of the goods, the distributor. Currently, the process is pending judgment at the administrative court level. As of December 31, 2020, the total amount under discussion classified as a possible loss is R$ 529,660 (R$ 521,903 as at December 31, 2019).

f)	Infraction notices in which the Brazilian Federal Revenue Office requires IPI tax debts for disagreeing with the tax classification adopted by the Company for some products. The tax assessment notices are awaiting judgment at the administrative court level. As at December 31, 2020, the total amount in discussion classified as a possible loss is R$ 524,500 (R$ 218,204 as at December 31, 2019).

22.2.2	Civil, commercial and other

As of December 31, 2020, civil, commercial and other lawsuits with possible losses total R$ 133,302 (R$ 61,532 on December 31, 2019).

Below are the most relevant contingencies related to the following matters:

a)       Shareholder disputes

On February 14, 2019, a purported shareholder’s class action complaint (Bevinal v. Avon Products, Inc., et al., No. 19-cv-1420) was filed in the United States District Court for the Southern District of New York against the Avon and certain former officers of Avon. The complaint was subsequently amended and recaptioned "In re Avon Products, Inc. Securities Litigation". The amended complaint is brought on behalf of a purported class consisting of all purchasers or acquirers of Avon common stock between January 21, 2016 and November 1st, 2017, inclusive. The complaint asserts violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act") based on allegedly false or misleading statements and alleged market manipulation with respect to, among other things, changes made to Avon’s credit terms for Representatives in Brazil. Avon and the individual defendants filed a motion to dismiss which the court denied. During 2020, the parties reached an agreement on a settlement of this class action. The terms of settlement include releases by members of the class of claims against Avon and the individual defendants and payment of R$ 75,352 ($ 14.500). Approximately R$ 10,393 ($ 2,000) of the settlement was paid by the Avon (which represented the remaining deductible under the Avon’s applicable insurance policies) and the remainder of the settlement was paid by Avon’s insurers. On August 31, 2020, the court granted preliminary approval of the settlement, and on February 3rd, 2021, the court entered an order and judgment granting final approval of the settlement. The time to appeal this judgment has not yet expired.

22.2.3	Labor

As of December 31, 2020, contingencies classified as possible loss, totaled R$ 220,648 (R$ 77,295 as of December 31, 2019). No lawsuit is individually significant.

22.3	Contingent assets

The updated amounts of PIS and COFINS installment refund requests calculated with the inclusion of ICMS in tax base, not recorded until December 31, 2020, amounts to R$ 133,397 (R$ 26,933 on December 31, 2019), which refers to lawsuits still under discussion.

The Group, supported by the positioning of its legal counsel, observe the IAS 37 -Provisions, Contingent Liabilities and Contingent Assets

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

23.	OTHER LIABILITIES

	2020	2019
Pension and post-employment healthcare plans(a)	783,184	98,792
Deferred revenue from performance obligations with customers (b)	422,353	76,250
Provisions for incentives to consultants (c)	292,034	-
Provisions for operating expenses (marketing / technology, etc.) (d)	535,276	156,895
Discontinued operations (e)	153,140	-
Provision for store renovation	99,702	15,997
Crer Para Ver (f)	75,508	51,543
Provisions for rentals (g)	70,598	26,568
Provision for restructuring (h)	68,954	3,401
Long-term incentives (i)	52,745	3,022
Provisions for apportionment of benefits and partnerships payable	10,005	7,860
Other provisions (j)	373,891	67,846
Carbon credit	5,560	4,519
Exclusivity contract	3,000	5,400
Total	2,945,950	518,093

Current	1,832,811	396,391
Non-current	1,113,139	121,702

a)	As of December 31, 2020, Avon's pension and post-retirement plans amounts to R$ 648,990 and Natura's post-employment healthcare plans amounts to R$ 134,194 (R$ 98,792 as of December 31, 2019).

b)	Refers to the deferral of revenue related performance obligations of loyalty programs based on points, sale of gift cards not yet converted into products and programs and events to honor direct selling consultants, of which R$ 318,686 related Avon and R$ 103,667 related to Natura.

c)	Provision for incentive and recognition programs for consultants.

d)	Refers to the Group's operating provisions mainly due to spending on provision of technology services, marketing and advertising, etc., to comply with the accrual basis.

e)	As of December 17, 2015, Avon has contracts that resulted in the separation of operations in the United States, Canada and Puerto Rico. These transactions were closed on March 1st, 2016. From that date, contingent liabilities prior to this transaction and related operations in the United States, Canada and Puerto Rico, are treated as discontinued operations. During the year ended December 31, 2020, Avon recorded R$ 143,112 as administrative expenses related to these provisions.

f)	Refers to Social program contribution for developing the quality of education.

g)	Refers to the (grace) period granted by lessors for the start of payment of rental of certain retail stores, for rental agreements that were not included in the initial measurement of lease liabilities / right-of-use of the subsidiary The Body Shop, in accordance with the exceptions permitted under IFRS 16.

h)	Provision for costs directly related to the plan for changes in the organizational structure, mainly of Avon and The Body Shop organizational structures.

i)	Refers substantially to the variable remuneration plans for Avon executives.

j)	Refers to provisions for insurance coverage, indemnities and long-term contractual obligations.

Post-employment health care and Pension plan

a)	Defined benefit pension and postretirement plans (Avon)

The Avon subsidiary have contributory and noncontributory defined benefit retirement plans for substantially all of its employees. The benefits of these plans are generally based on the employee's length of service and the average compensation near retirement, with certain plans have vesting requirements. The plans are funded based on legal requirements and cash flow.

The Avon subsidiary's largest defined benefit pension plan outside the United States (“US”) is in the United Kingdom (“UK”). The UK defined benefit pension plan was frozen for future accruals as of April 1st, 2013. The US defined benefit pension plan, the Avon Products, Inc. Personal Retirement Account Plan (the "PRA"), is closed to employees hired on or after January 1st, 2015. Qualified retirement benefits for US-based employees hired on or after January 1st, 2015 will be provided exclusively through Personal Savings Account Plan (the "PSA"), as described in note 28.3.

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligation was carried out on December 31, 2020. The present value of the defined benefit obligation and the respective cost of current services and cost of past services were measured at projected unit credit method.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The change in actuarial liabilities for the year ended December 31, 2020 is shown below:

	Pension Plan	Post-retirement benefits	Total
Balance at beginning of year	413,070	107,735	520,805
Cost of services - current	28,015	-	28,015
Interest cost	13,760	3,610	17,370
Administrative costs	2,476	-	2,476
Company contributions	(17,212)	-	(17,212)
Benefits paid	(4,611)	(27,852)	(32,463)
Actuarial gain (loss) in OCI	74,460	2,063	76,523
Reclassifications	(14,451)	-	(14,451)
Plan amendments	-	(21,147)	(21,147)
Special termination benefits	-	(29,915)	(29,915)
Transfers	-	(25,273)	(25,273)
Others	(2,814)	985	(1,829)
Foreign currency changes	117,268	28,823	146,091
Balance at end of year	609,961	39,029	648,990

The significant actuarial assumptions for the determination of the actuarial liability are discount rate and rate of compensation increase. The details of the assumptions are as follows:

	2020
	Pension Plan	Post-retirement benefits
Discount rate	0.30% to 8.50%	3.95%
Rate of compensation increase	1.80% to 6.60%	n/a

The analysis of the quantitative sensitivity analysis of discount rates and increase in compensation, if the behavior of such rate increased or decreased by 0.5% and its respective effect on the balance (present value of the obligation, or “PVO”) calculated on actuarial liabilities, as of December 31, 2020 is shown below:

	Rate	Chance	PVO
Discount rate	1.53%	0.5% increase	(331,549)
Discount rate	1.53%	0.5% decrease	372,084
Rate of compensation increase	2.74%	0.5% increase	12,472
Rate of compensation increase	2.74%	0.5% decrease	(11,952)

The sensitivity analysis presented above have been determined based on a method that extrapolates the impact on the defined benefit obligation, as a result of reasonable changes in main assumptions occurring at the reporting date, keeping all other assumptions constant. The sensitivity analysis is based on a change in a significant assumption, keeping all other assumptions constant.

The sensitivity analysis presented may not be representative of the actual change in the defined benefit obligation as it is unlikely that the changes in assumptions would occur in isolation of one another as some of the assumptions may be correlated. In addition, when presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected credit unit method at the reporting date, which is the same as that applied in calculating the defined benefit obligation liability recognized in the statement of financial position.

The following are the expected payments of contributions to the defined benefit plan in future years:

2021	103,363
2022	89,038
2023	87,706
2024	86,157
2025	83,276
2026 to 2030	395,832

The average duration of the defined benefit plan obligation at the end of the reporting period is 9.13 years.

b)	Post-employment healthcare plan (Natura Cosméticos)

Post-employment healthcare plan as detailed in note 3.20.4. The number of active employees eligible for the healthcare plan after termination is closed to new inclusions. On December 31, 2020 and 2019, the obligation weighted average duration is around 19.8 and 20.8 years, respectively, and its actuarial calculation base is as follows:

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

➢	1,064 (2019: 1,175) active employees of the companies;

➢	537 (2019: 477) retired and dependent on companies.

The actuarial liability was calculated, on December 31, 2020 and 2019, considering the following main assumptions:

	2020	2019
Discount rate	7.02%	7.39%
Initial growth rate of medical cost	3.75%	7.17%
Inflation rate	3.10%	3.80%
Final growth rate of medical cost	6.97%	7.17%
Growth rate of medical costs due to aging - costs	Per age range 1.25% a 4.75% p.a.	Per age range 1.54% to 4.5% p.a.
Growth rate of medical costs by aging - contributions	0.00%	0.00%
Percentage of adherence to the plan in retirement	Bradesco Plan 69.00% / Unimed Plan 84.00%	87.00%
Schedule of disabled mortality	Mercer Disability	Mercer Disability
Schedule of mortality	AT-2000	AT-2000
Schedule of turnover	Proportional calculation at the time of service	Proportional calculation at the time of service

Maintaining the initial level of growth in medical costs at a real rate of 3.75% and reducing the annual discount rate from 7.39% to 7.02% generated a loss of R$ 3,891.

The table below sets forth the Medical Inflation Rate and the Discount Rate sensitivity analysis, if such rates increased or decreased by 0.5% and 1%, and their respective effect on the balance (present value of the obligation, or “PVO”) calculated on the actuarial liabilities (maintaining the other assumptions):

	Rate	Chance	VPO
Discount rate	7.02%	0.5% increase	110,383
Discount rate	7.02%	0.5% decrease	165,801
Rate of compensation	6.97%	1% increase	164,501
Rate of compensation	6.97%	1% decrease	110,866

The changes of actuarial liabilities for the years ended December 31, 2020 and 2019, is set forth in the table below:

	2020	2019
Balance at the beginning of the year	(98,792)	(78,904)
Cost of the Company´s current service	(620)	(816)
Cost of interest	(7,223)	(7,125)
Expenses paid	2,069	2,427
Actuarial gains (losses) in OCI	(29,628)	(14,374)
Total	(134,194)	(98,792)

24.	SHAREHOLDER’S EQUITY

24.1	Capital Stock

As of December 31, 2020, the capital stock is R$ 12,377,999, consisting of 1,375,158,636 registered common shares, with no par value (R$ 1,485,436,464, composed by 865,659,942 on December 31, 2019).

24.2	Policy for dividends and interest on equity distribution

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

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

➢	Whenever the amount of the minimum mandatory dividend exceeds the realized portion of net income for the year, management may propose, and the General Meeting approves, allocate the excess to the constitution of the unrealized profit reserve (article 197 of Law 6,404/76).

The Board of Directors may pay or credit interest on equity in accordance with applicable law.

24.3	Treasury shares

As of December 31, 2020, the “Treasury shares” has the following composition:

	Number of shares	Amount R$ (thousands)	Average price per share - R$
Balance as of December 31, 2019	-	-	-
Used	(1,102,001)	(52,849)	47.53
Acquisition	1,418,702	64,516	45.48
Balance as of December 31, 2020	316,701	11,667	38.04

The minimum and maximum cost of the balance of treasury shares on December 31, 2020 and 2019 are R$ 25.00 and R$ 49.71, respectively.

24.4	Capital reserve

The acquisition of the subsidiary Avon resulted in the issuance of Natura &Co shares for the total subscription amount of R$ 13,274,894. Of this amount, R$ 3,397,746 were allocated to the share capital account and the remainder amount of R$ 9,877,148 were allocated to the Company’s capital reserve. This incorporation of shares was approved at the Company’s Board of Directors meeting held on January 3, 2020.

The approval of the capital increase of R$ 2,000,000, approved on June 30, 2020, allocated the amount R$ 1,118 to the capital reserve.

The capital reserve had decreased of R$ 147,592, due to the allocation to the profit reserve and an increase of R$ 58,496, due to the effects of IAS 29 - Accounting in Hyperinflationary Economics, and an increase of R$ 52,041 referring to the changes of the stock option and restricted share plans.

The capital reserve as at December 31, 2020 is R$ 11,052,470 (R$ 999,931 as at December 31, 2019).

24.5	Profit reserve

As of December 31, 2020, the profit reserve increased by R$ 155,884, of which (i) R$ 8,292 were due to effects of IAS 29, applied to balances up to December 31, 2020, and (ii) R$ 147,592 due to the reclassification of capital reserve.

The profit reserve Balance as of December 31, 2020 amounted to R$ 6,864 (R$1,428 on December 31, 2019).

24.6	Equity valuation adjustment – Other comprehensive income

The Company recognizes in this equity item the exchange rate variation effect from investments in foreign subsidiaries, including exchange rate variations in a hyperinflationary economy, actuarial gains and losses arising from the employee benefit plan, and the effect from cash flow hedge operations. For exchange rate variation, the accumulated effect will be reversed to the statement of income as a gain or loss only in the event of disposal or write-off of the investment. For actuarial losses and gains, the amounts will be recognized when the actuarial liability is remeasured. The cash flow hedge transactions are transferred to the statement of income in case an ineffective portion is identified or when the hedge relationship is terminated.

25.	SEGMENT INFORMATION

The determination of the Company’s operating segments is based on its Corporate Governance structure, which divides the business into the following segments for purposes of decision making and Management analysis.

Since January 3, 2020, as a result of the acquisition of Avon (note 4), the Company’s Management has the following corporate governance structure:

➢	Natura &Co Latam Operation – all Natura Cosméticos, Avon, Aesop and TBS operations located in Brazil and Latin America;

➢	Avon International – all Avon operations, with the exception of Avon operations located in Brazil and Latin America;

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

➢	TBS International – all The Body Shop operations, with the exception of The Body Shop operations located in Brazil and Latin America; and

➢	Aesop International - all Aesop operations, with the exception of Aesop operations located in Brazil and Latin America.

In addition to the segment analysis, the Company's Management also analyzes revenues at various levels, mainly through the sales channels: direct sales, operations in the retail market, e-commerce, B2B and franchises. However, the segregation by this type of operation is not yet considered significant for disclosures by Management.

Revenue by segment is as follows for the year ended December 31, 2020:

➢	Natura &Co Latam - 56%

➢	Avon International - 25%

➢	TBS International - 14%

➢	Aesop International - 5%

The accounting practices for each segment are described in note 3.

The following tables provide the summarized financial information related to the segments and geographic distribution of the Company's commercial operations for December 31, 2020 and 2019.

Additionally, as described above, as a result of the acquisition of Avon in 2020, the company changed its corporate governance structure, and also the disclosures of segments. Therefore, the comparative figures originally disclosed in the 2019 financial statements, are presented to reflect the current structure of corporate governance.

25.1	Operating segments

	2020
	Reconciliation to net income (loss) for the year
	Net revenues	Performance assessed by the Company	Depreciation and amortization	Financial income	Financial expenses	Income tax	Net income (loss)
Natura &Co LATAM	20,542,345	2,369,515	(874,584)	3,402,578	(3,891,641)	(428,191)	577,679
Avon International	9,097,375	185,914	(814,678)	979,267	(1,442,216)	(121,603)	(1,213,315)
TBS International	5,332,922	935,255	(761,224)	82,736	(157,705)	(66,626)	32,436
Aesop International	1,949,338	606,544	(268,092)	23,152	(72,056)	(55,219)	234,328
Corporate expenses	-	(731,889)	(278)	250,658	(210,192)	396,895	(294,806)
Total	36,921,980	3,365,339	(2,718,856)	4,738,391	(5,773,810)	(274,744)	(663,678)

	2019
	Reconciliation to net income (loss) for the year
	Net revenues	Performance assessed by the Company	Depreciation and amortization	Financial income	Financial expenses	Income tax	Net income (loss)
Natura &Co Latam	9,113,856	1,372,172	(370,953)	1,893,333	(2,613,294)	41,623	322,880
TBS International	4,028,660	806,357	(559,921)	44,953	(99,765)	(37,736)	153,888
Aesop International	1,302,174	351,944	(186,542)	9,337	(34,204)	(47,768)	92,768
Corporate expenses	-	(61,809)	-	8,161	(48,611)	(311,810)	(414,069)
Total	14,444,690	2,468,664	(1,117,416)	1,955,784	(2,795,874)	(355,691)	155,467

	2018
	Reconciliation to net income (loss) for the year
	Net revenues	Performance assessed by the Company	Depreciation and amortization	Financial income	Financial expenses	Income tax	Net income (loss)
Natura &Co Latam	8,540,167	1,442,041	(318,506)	1,925,524	(2,501,451)	(149,709)	397,900
TBS International	3,795,721	341,518	(206,004)	126,289	(136,019)	25,994	151,778
Aesop International	1,061,531	165,084	(65,401)	4,608	(2,239)	(36,004)	66,047
Corporate expenses	-	(102,039)	-	-	-	34,693	(67,346)
Total	13,397,419	1,846,604	(589,911)	2,056,421	(2,639,709)	(125,026)	548,379

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	2020				2019
	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-current assets	Total assets	Current liabilities	Non-current liabilities
Natura &Co Latam	20,228,016	27,644,907	12,410,585	9,060,600	4,574,087	9,328,858	3,116,454	8,235,678
Avon International	12,486,733	19,097,959	405,975	5,625,774	-	-	-	-
TBS International	7,821,884	10,474,191	2,291,459	1,812,991	6,146,960	7,369,250	1,065,447	1,477,149
Aesop International	1,395,628	2,148,869	488,662	618,531	1,033,408	1,435,830	255,616	590,917
Corporate	250,516	1,551,671	562,905	253,007	-	3,050,574	3,080,906	-
Total	42,182,777	60,917,597	16,159,586	17,370,903	11,754,455	21,184,512	7,518,423	10,303,744

	2019				2018
	Non-current assets	Non-current assets	Non-current assets	Non-current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities
Natura &Co Latam	4,574,087	9,328,858	3,116,454	8,235,678	3,992,000	8,904,065	3,650,203	7,652,955
Avon International	-	-	-	-	-	-	-	-
TBS International	6,146,960	7,369,250	1,065,447	1,477,149	4,518,655	5,709,760	681,660	504,592
Aesop International	1,033,408	1,435,830	255,616	590,917	413,136	765,724	235,018	81,019
Corporate	-	3,050,574	3,080,906	-	-	-	-	-
Total	11,754,455	21,184,512	7,518,423	10,303,744	8,923,790	15,379,549	4,566,881	8,238,566

25.2	Revenue and non-current assets, by geographical area of operations

No individual or aggregate customer (economic group) represents more than 10% of the Company's revenues.

	Net revenues	Net revenues	Net revenues	Non-current assets	Non-current assets
	2020	2019	2018	2020	2019
Asia	2,929,063	782,940	666,154	768,878	368,430
North America	5,120,953	1,750,957	919,826	5,939,728	981,673
Mexico	3,205,609	767,361	616,883	3,263,833	183,250
Other	1,915,344	983,596	302,943	2,675,895	798,423
South America	16,484,363	8,340,025	8,534,263	14,810,020	4,378,675
Brazil	11,113,810	6,324,227	6,082,896	12,159,245	4,197,258
Argentina	1,999,461	794,749	711,425	1,041,392	63,050
Other	3,371,092	1,221,049	1,739,942	1,609,383	118,367
Europe, Middle East and Africa (EMEA)	11,580,586	2,909,968	2,660,243	19,615,198	5,306,111
United Kingdom	4,117,699	2,115,385	1,877,475	17,059,017	4,678,139
Other	7,462,887	794,583	782,768	2,556,181	627,972
Oceania	807,015	660,800	616,933	1,048,952	719,566
Total	36,921,980	14,444,690	13,397,419	42,182,777	11,754,455

There is no other individual foreign country that represents more than 10% of net revenue or non-current assets in the foreign market for the years ended December 31, 2020, 2019 and 2018.

26	REVENUES

Gross revenues:	2020	2019	2018
Domestic market	15,373,742	8,907,766	8,575,971
Foreign market	31,784,934	10,739,036	9,936,334
Other sales	538,942	61,302	49,657
Subtotal	47,697,618	19,708,104	18,561,962

Returns and cancellations	(617,140)	(73,183)	(54,522)
Commercial discounts and rebates	(1,062,204)	(1,292,134)	(1,421,251)
Taxes on sales	(9,096,294)	(3,898,097)	(3,688,770)
Subtotal	(10,775,638)	(5,263,414)	(5,164,543)
Total net revenues	36,921,980	14,444,690	13,397,419

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

27	OPERATING EXPENSES AND COST OF SALES

	2020	2019	2018
Cost of sales	13,229,715	4,033,454	3,782,843
Selling, marketing and logistics expenses	15,702,787	6,395,586	5,828,713
Administrative, R&D, IT and project expenses	5,955,996	2,405,576	2,251,341
Total	34,888,498	12,834,616	11,862,897
Classified by nature
Cost of sales	13,229,715	4,033,454	3,782,843
Raw material/packaging material/ resale	11,222,801	3,457,481	3,223,446
Employee benefits expense (note 28)	638,525	293,374	276,848
Depreciation and amortization	215,355	57,443	65,157
Other	1,153,034	225,156	217,392

Selling, marketing and logistics expenses	15,702,787	6,395,586	5,828,713
Logistics costs	2,479,156	797,055	750,238
Employee benefits expense (note 28)	4,198,147	1,667,202	1,656,611
Marketing, sales force and other selling expenses	7,723,827	3,164,875	3,191,895
Depreciation and amortization	1,301,657	766,454	229,969

Administrative, R&D, IT and project expenses	5,955,996	2,405,576	2,251,341
Innovation expenses	270,256	89,675	102,436
Employee benefits expense (note 28)	2,498,024	1,223,586	1,036,866
Other administrative expenses	1,985,872	798,796	817,254
Depreciation and amortization	1,201,844	293,519	294,785

Total	34,888,498	12,834,616	11,862,897

28	EMPLOYEE BENEFITS

	2020	2019	2018
Payroll, profit sharing and bonuses	5,407,990	2,315,517	2,350,182
Pension Plan	186,373	93,528	41,923
Share-based payments (note 28.1)	163,345	58,855	40,505
Charges on restricted shares (note 28.1)	68,617	59,753	22,428
Health care, food and other benefits	684,992	253,510	177,135
Charges, taxes and social contributions	635,248	231,384	181,240
INSS	188,131	171,615	156,912
Total	7,334,696	3,184,162	2,970,325

28.1	Share-based payment

The Board of Directors meets annually to, within the bases of the plans approved by the General Meeting, establish share-based payment plans, indicating the managers and employees who may receive options to purchase or subscribe the Company's shares and the total amount to be distributed.

The subsidiary Emeis Holdings Pty Ltd., made available until June 2019 to eligible executives a long-term incentive program, based on criteria linked to specific operational goals and objectives established and approved at the beginning of the relationship between the parties, being such obligation recorded in liabilities and their remeasurement with effect in the result.

The share-based payment plans were originally granted considering Natura Cosméticos shares that were traded at B3. However, as part of the corporate restructuring (note 1), on December 18, 2019 the Company started to trade its own shares in replacement of Natura Cosméticos shares. As a result, Natura Cosméticos shares originally granted were replaced on this date by the Natura &Co Holding's shares. Such modification did not impact the executives and the respective plans.

Options granted in 2020

On March 27, 2020, the Company’s Board of Directors approved the new long-term stock-based incentive plans of the Company named “Co-investment Plan” and “Long-term Incentive Plan” for 2020.

The “Co-Investment Plan” consists of the granting of the Company’s common shares to a group of employees who may invest part of their participation on the Profit Share Program (up to 50%) in the purchase of shares so that the Company will assign the same number of shares as the amount invested by the beneficiary. The rights of the participants regarding the Co-Investment Plan will only be fully acquired to the extent that the participant remains continuously linked as an employee of the Company and its subsidiaries until the 3rd anniversary of the grant date.

The “Long-Term Incentive Plan”, granted on September 29, 2020, consists of the granting of the Company’s common shares to a group of employees and, unless otherwise provided by the Company's Board of Directors, the rights of participants in relation to Performance shares will only be fully acquired to the extent that (i) the participant remains continuously linked as an employee of the Company and its subsidiaries until the 3rd anniversary of the grant date; and (ii) certain performance conditions are met. For certain participants, there is a different condition for item (i) above, in which 50% of the Performance Shares granted will be acquired on the 3rd anniversary of the grant date and the remaining 50% will be acquired on the 4th anniversary of the grant date.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The changes in the number of outstanding stock options and their related weighted-average prices, as well as variations in the amount of restricted stocks, share are as follows:

	Stock Option Plan and Strategy Acceleration Plan
	Average exercise price per option[1] - R$	Options (thousands)[1]
Balance as of December 31, 2019	16.51	17,568
Arising from the acquisition of Avon (note 4)	0.01	1,994
Granted	0.01	117
Expired / Cancelled	21.25	(167)
Exercised	16.65	(2,267)
Balance as of December 31, 2020	16.49	17,245

	Restricted shares (thousands)[1]	Performance shares (thousands)[2]
Balance as of December 31, 2019	3,092	688
Granted	5,026	-
Expired	(22)	(51)
Exercised	(1,136)	-
Balance as of December 31, 2020	6,960	637

a)	The number of restricted shares granted, expired and exercised are shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019.

b)	The number of performance shares granted, expired and exercised are shown considering the split of shares approved at the General Meeting on September 17, 2019.

Out of the 17,245 thousand options existing as at December 31, 2020 (17,568 thousand options as at December 31, 2019), 3,405 thousand options (604 thousand options as of December 31, 2019) can be exercised.

The expense related to the fair value of the restricted options and shares, including the charges related to the restricted shares, recognized in the year ended December 31, 2020, according to the elapsed period for the acquisition of the right to exercise the restricted options and shares, amounted to R$ 231,939 (R$ 119,659 as of December 31, 2019).

The outstanding stock options and the restricted stock as at the end of the period have the following maturity dates and exercise prices:

As of December 31, 2020 - restricted shares

Grant date	Conditions for acquiring the rights from grant date	Exercise price - R$	Fair value – R$	Existing options (thousands) ¹	Remaining contractual life (years)	Vested options (thousands)
March 18, 2013	4 years of service	37.60	6.05	300	0.2	300
March 17, 2014	4 years of service	25.16	4.27	96	1.2	96
March 16, 2015	From 2 to 4 years of service	13.60	4.85 to 5.29	184	2.2	184
July 28, 2015 (Strategy acceleration)	From 4 to 5 years of service	12.90	6.20 to 6.23	1,020	2.6	1,020
March 15, 2016	From 2 to 4 years of service	12.84	7.16 to 7.43	184	3.3	182
July 11, 2016 (Strategy acceleration)	From 4 to 5 years of service	11.41	6.84 to 6.89	1,924	3.6	606
March 10, 2017	From 2 to 4 years of service	12.59	6.65 to 6.68	598	4.3	272
March 10, 2017 (Strategy acceleration)	From 4 to 5 years of service	12.59	6.87 to 6.89	2,210	4.3	-
March 12, 2018	From 2 to 4 years of service	16.96	7.96 to 8.21	1,846	5.3	488
March 12, 2018 (Strategy acceleration)	From 3 to 5 years of service	12.16 to 16.96	8.21 to 9.67	3,800	5.3	-
April 12, 2019	From 3 to 4 years of service	23.54	11.71 to 11.82	1,636	6.3	-
April 12, 2019 (Strategy acceleration)	From 4 to 5 years of service	23.54	11.51 to 11.71	1,900	6.3	-
Between December 31, 2002 to May 09, 2017	1 year of service	0.01	19.80	65	-	65
Between March 14 to December 17, 2018	From 1 to 3 years of service	0.01	19.70	319	0.4	55
Between March 13 to December 16, 2019	From 1 to 3 years of service	0.01	19.58	1,046	0.2 to 1.4	33
June 8, 2020	1 year of service	0.01	16.86	117	0.7	104
				17,245		3,405

¹ The number of restricted shares and performance shares granted, expired and exercised are shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

As of December 31, 2020 – Restricted shares

Grant date	Conditions for acquiring the rights from grant date	Existing stock (thousands) [1]	Fair value (R$)	Remaining contractual life (years)
March 10, 2017	From 2 to 4 years of service	208	11.69 to 12.51	0.4
March 12, 2018 – Plan I	From 2 to 4 years of service	470	15.18 to 15.9	0.5 to 1.5
March 12, 2018 – Plan III	From 1 to 3 years of service	74	15.54 to 16.27	0.5
March 12, 2018 – Extraordinary Plan I	From 1 to 3 years of service	4	15.54 to 16.28	0.4
August 13, 2018 – Extraordinary Plan VI	From 1.6 to 3.6 years of service	50	12.24 to 13.13	0.5 to 1.5
April 12, 2019 – Plan I	From 2 to 4 years of service	814	21.62 to 22.53	0.5 to 2.5
April 12, 2019 – Plan II	From 1 to 3 years of service	312	22.14 to 22.85	0.5 to 1.5
March 27, 2020 – Co-Investment Plan	From 1 to 3 years of service	1,789	29.00	0.5 to 2.5
September 29, 2020 – Long-term Incentive Plan	From 3 to 4 years of service	3,239	73.46	3 to 4
		6,960

¹ The number of restricted shares and performance shares granted, expired and exercised are shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019.

As of December 31, 2020 – Performance shares

Grant date	Conditions for acquiring the rights from grant date	Existing shares (thousands) ¹	Fair value (R$)	Remaining contractual life (years)	Undelivered shares (thousands)
May 21, 2019	From 3 to 4 years of service as from the grant date and fulfilment of the performance conditions	637	23.10 to 45.70	1.5 to 2.5	-
		637			-

¹ The number of restricted shares and performance shares granted, expired and exercised are shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019.

As of December 31, 2020, the market price was R$ 52.50 per share, already considering the stock split (R$ 38.67 as of December 31, 2019).

28.2	Avon Products Inc. plans

Share-Based Compensation Plans

Prior to being acquired by the Company, Avon Products Inc. (“Avon”) had two share-based incentive plans, the 2013 Stock Incentive Plan (the “2013 Plan”) and the Omnibus Incentive Plan 2016 (the "2016 Plan"), both plans approved by the shareholders, which provided for various types of share-based incentive compensation awards, including stock options, restricted shares, restricted share units and performance restricted share units. After the approval of the shareholders of the 2016 Plan in May 2016, there were no further awards made in the 2013 Plan.

Stock options and restricted shares were issued in the 2016 Plan, and units of restricted shares and units of restricted performance were issued in the 2013 and 2016 Plans. There were also outstanding stock options under prior shareholder-approved plans.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

On January 3rd, 2020, after the conclusion of the transaction with Natura &Co, equity compensation was either cancelled in exchange for the right to receive an amount in cash or was converted into an award denominated in Natura &Co Shares. Subsequent to the Transaction, Avon joined the Natura &Co Stock-Based Compensation Plan, so that the 2013 Plan and the 2016 Plan are no longer in effect.

Under the Natura &Co Stock-Based Compensation Plan, Avon issued nominal cost options and performance stock units. Nominal cost options were granted in exchange for Avon restricted stock units and performance restricted stock units and vested as a single tranche in line with the vesting date of the original Avon awards. Nominal cost options will automatically exercise on vest date. Performance stock units generally vest after three years, only upon the satisfaction of certain market and/or performance conditions.

Stock Options

Prior to being acquired by the Company, Avon granted premium-priced stock options, in which the exercise price was equal to a 25% premium for both, respectively, from the closing market price of Avon stock price at the date of grant. The premium-priced stock options vest on a three-year graded vesting schedule and the fair value of each premium-priced stock option was estimated on the date of grant using a Monte-Carlo simulation.

On January 3rd, 2020, upon the completion of the Transaction with Natura &Co, each outstanding stock option, whether or not then vested or exercisable, was automatically canceled in exchange for the right to receive an amount in cash, without interest, equal to the number of Avon Common Shares underlying such stock option immediately prior to the effective time of the Transaction multiplied by the excess, if any, of the per share cash-out price over the exercise price per share. The “per share cash-out price” was the closing price of an Avon Common Share on the NYSE on the Transaction’s closing date. No amount was payed upon cancellation of stock option with an exercise price per share that is greater than the per share cash-out price.

Restricted Stock Units (RSU) and Performance Restricted Stock Units (PRSU)

Prior to being acquired by the Company, during the years 2019, 2018, 2017 and 2016, Avon granted, performance restricted stock units that would vest and settle after three years based on the relative total shareholder return of Avon common stock against companies included in the S&P 400 index as of the date of grant over a three year performance period ("2019 PRSUs", "2018 PRSUs", "2017 PRSUs" and "2016 PRSUs", respectively). The fair value of the PRSUs was estimated on the date of grant using a Monte-Carlo simulation that estimates the fair value based on Avon's share price activity, expected term of the award, risk-free interest rate, expected dividends and the expected volatility of the stock.

On January 3, 2020, upon the completion of the Transaction with Natura &Co, each outstanding Restricted Stock Unit ("RSU") was converted into an award denominated in Natura &Co Holding shares equal to the number of Avon Common Shares subject to each RSU immediately prior to the Transaction multiplied by the Exchange Ratio of 0.30. In addition, each outstanding PRSU was converted into an award denominated in Natura &Co Holding Shares, that is subject only to time-based vesting, equal to the number of Avon Common Shares subject to each PRSU immediately prior to the Transaction, giving effect to market conditions that are deemed to be attained, multiplied by the Exchange Ratios of 0.30. The terms and conditions, including service conditions but excluding market conditions, applicable to each RSU and PRSU will continue in full force and effect with respect to the Company’s Nominal Cost Options.

28.3 Employee benefit plans

The Company and some of its subsidiaries grant defined contribution retirement plans to eligible employees and, through some of their subsidiaries abroad, grant defined benefit plans to employees that are eligible.

Defined contribution plans

The Company, through its subsidiary Avon, offers a defined contribution plan for employees in the United Kingdom (“UK”), which allows eligible participants to contribute eligible compensation through payroll deductions. The Company double employee contributions up to the first 5% of eligible compensation and therefore the maximum level provided by Avon is 10% of eligible compensation. The Company made matching contributions in cash to the UK defined contribution plan of R$39,200 in 2020, which follow the same investment allocation that the participant has selected for his or her own contributions.

The Company, through its subsidiary Avon, offers a qualified defined contribution plan for U.S.-based employees, the Avon Personal Savings Account Plan (the "PSA"), which allows eligible participants to contribute up to 25% of eligible compensation through payroll deductions. Avon matches employee contributions dollar for dollar up to the first 3% of eligible compensation and fifty cents for each dollar contributed from 4% to 6% of eligible compensation. In 2020, Avon made matching contributions in cash to the PSA of R$5,200 in 2020, which follow the same investment allocation that the participant has selected for his or her own contributions.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

For U.S.-based employees hired on or after January 1, 2015, Avon made additional contributions to a Retirement Savings Account ("RSA") within the PSA. Such contributions will range from 3% to 6% of a participant's eligible compensation depending on the sum of the participant's age and length of service (as of December 31 of the prior year). Investment of such contributions will follow the same investment allocation that the participant has selected for his or her own contributions to the PSA. A participant will be vested in the RSA generally after three full years of applicable service.

Defined benefit pension and postretirement plans

The Company, through its subsidiary Avon and certain subsidiaries, have contributory and noncontributory defined benefit retirement plans for substantially all employees of those subsidiaries. Benefits under these plans are generally based on an employee’s length of service and average compensation near retirement, and certain plans have vesting requirements.

The actuarial liability for the health care plan of the Company and its subsidiaries refers to a post-employment benefit plan for employees and former employees who made fixed contributions to the cost of the health plan until April 30, 2010, date when the design of the health plan was changed, and the employees' fixed contributions were eliminated. For those who have contributed to the medical plan for ten years or more, the right to maintenance is guaranteed as an indefinite (lifetime) beneficiary, and for those who have contributed for less than ten years, the right to maintenance is guaranteed as beneficiary, at the rate of one year for each year of fixed contribution. This group of current employees, in case of termination, may choose to remain on the plan in accordance with applicable legislation, assuming the payment of the monthly fee charged by the health plan operators. However, this monthly fee does not necessarily represent the user's total cost, which is assumed by the Company and its subsidiaries, based on the excess cost subsidy, as an of additional benefit form.

Avon’s largest defined benefit pension plan outside the United States (“US”) is in the UK, which has been frozen for future accruals as of April 1st, 2013. The U.S. defined benefit pension plan, the Personal Retirement Account Plan (the "PRA"), is closed to employees hired on or after January 1st, 2015, so that qualified retirement benefits for US-based employees hired on or after January 1st, 2015 will be provided solely through the PSA.

29	FINANCIAL INCOME (EXPENSES)

	2020	2019	2018
FINANCIAL INCOME:
Interest on short-term investments	167,967	83,115	129,296
Gains on monetary and exchange rate variations (a)	1,886,940	854,025	477,297
Gains on swap and forward transactions (c)	2,532,487	961,185	1,323,470
Gains on swap and forward derivatives mark to market	12,314	1,709	2,760
Monetary adjustment reversal on provision for tax risks and tax obligations	42,378	25,469	89,151
Other financial income	96,305	30,281	34,447
Subtotal	4,738,391	1,955,784	2,056,421

FINANCIAL EXPENSES:
Interest on financing	(1,104,863)	(503,040)	(631,475)
Interest on leases	(229,544)	(134,579)	-
Losses on monetary and exchange rate variations (b)	(2,308,134)	(937,925)	(1,073,549)
Losses on swap and forward transactions (d)	(1,579,695)	(964,116)	(794,504)
Losses on swap and forward derivatives mark to market	(13,691)	(1,452)	(2,197)
Adjustment of provision for tax, civil and labor risks and tax liabilities	(15,626)	(13,822)	(22,026)
Appropriation of funding costs (debentures and notes)	(11,082)	(22,671)	(37,400)
Interest on pension plan	(10,323)	-
Hyperinflationary economy adjustment (Argentina)	(20,625)	(13,947)	(25,066)
Debt structuring expenses for Avon acquisition	(110,741)	(115,781)	-
Other financial expenses	(369,486)	(88,541)	(53,492)
Subtotal	(5,773,810)	(2,795,874)	(2,639,709)
Net financial income (expenses), net	(1,035,419)	(840,090)	(583,288)

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The breakdown set forth below is intended to better explain the results of the foreign exchange rate hedging transactions entered into by the Company as well as its related items recorded in the financial income (expenses) and shown in the previous table:

	2020	2019	2018
(a) Gains on monetary and exchange rate variations	1,886,940	854,025	477,297
Gains on exchange rate variation on borrowings, financing and debentures	714,681	677,462	402,345
Exchange rate variation on imports	35,218	11,221	6,385
Exchange rate variation on export receivables	69,365	26,144	42,901
Exchange rate variation on trade payable from foreign subsidiaries	450,468	132,397	25,666
Exchange variations of bank accounts in foreign currency	617,208	6,801	-

(b) Losses on monetary and exchange rate variations	(2,308,134)	(937,925)	(1,073,549)
Losses on exchange rate variation on borrowings, financing and debentures	(1,301,812)	(768,939)	(996,034)
Exchange rate variation on imports	(58,623)	(33,718)	(40,140)
Exchange rate variation on export receivables	(55,829)	(23,393)	(18,323)
Exchange rate variation on trade payable from foreign subsidiaries	(365,214)	(86,764)	(13,075)
Exchange rate variation on financing	(525,173)	(297)	(5,977)
Exchange variations of bank accounts in foreign currency	(1,483)	(24,814)	-

(c) Gains on swap and forward transactions	2,532,487	961,185	1,323,470
Revenue from swap exchange coupons	207,783	182,897	170,555
Gains from exchange variations on swap instruments	2,324,704	778,288	1,152,915

(d) Losses on swap and forward transactions	(1,579,695)	(964,116)	(794,504)
Losses on exchange rate variation on swap instruments	(691,941)	(690,409)	(402,708)
Financial costs of swap instruments	(869,890)	(273,707)	(391,796)
Loss on interest rate swap	(17,864)	-

30	OTHER OPERATING INCOME (EXPENSES), NET

Other operating income, net	2020	2019	2018
Result on write-off of property, plant and equipment	11,855	6,098	1,188
ICMS-ST (a)	18,653	42,336	(27,126)
Exclusion of ICMS from PIS/COFINS base (d)	-	52,631	57,242
PIS/COFINS credits (c)	-	42,983	-
Proceeds from the sale of customer portfolio (b)	-	23,092	16,254
Tax contingencies (h)	45,057	21,402	(706)
ICMS credit	-	-	2,290
Tax credits - taxation change (c)	60,177	-	23,677
Reintrega credits	-	-	3,058
Other operating income	10,757	-	-
Total other operating income	146,499	188,542	75,877

Other operating expenses, net
Crer para Ver (e)	(54,500)	(36,156)	(29,686)
Expense on the sale of customer portfolio	(7,498)	-	-
Acquisition related cost (f)	(303,916)	(141,348)	-
Tax contingencies	(10,100)	-	-
Transformation and integration plan (g)	(256,700)	(51,520)	(98,465)
Other operating expenses	(29,975)	(8,829)	12,329
Total other operating expenses	(662,689)	(237,853)	(115,822)
Other operating income (expenses), net	(516,190)	(49,311)	(39,945)

a)	Refers to the requirement of ICMS tax substitution, for different Federal States (details in note 22). During 2020, provisions were reversed due to the revision of the likelihood of loss of certain States.

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

b)	Refers to the revenue from the sale of securities portfolio of customers past due over 180 days, net of legal costs with lawsuits filed by debtors against the company acquiring the portfolio. Proceeds from the sale of portfolio, as well as reimbursement of legal costs, are received after write-off of overdue securities.

c)	Tax credits from prior periods related to the change on PIS and COFINS taxation.

d)	The Company and its subsidiary Indústria e Comércio de Cosméticos Natura Ltda. are currently litigating the non-inclusion of ICMS in the PIS and COFINS contributions calculation base. Since 2007, the Company is legally authorized to pay contributions excluding ICMS, but the balance ICMS has been provisioned for as Taxes Payable. On September 30, 2017, based on the conclusion from the judgment made by the Plenary Session of the Federal Supreme Court on the Extraordinary Appeal, with general repercussion in society, which ruled unconstitutional the inclusion of ICMS in the PIS and COFINS calculation base, the Company reverted the tax obligation. On December 31, 2019, the Company recognized principal credit of R$52,631, which is no longer a contingent asset, arising from the final and unappealable decision.

e)	Allocation of operating profit from sales of “Crer Para Ver” line of non-cosmetic products to Natura Institute, specifically directed to social projects for developing the quality of education.

f)	Refers to expenses related to the acquisition process of Avon, of which stand out: financial structuring expenses (R$ 115,696), legal expenses (R$ 17,281), regulatory expenses (R$ 18,030) and executive compensation plans (R$ 152,909).

g)	Expenses related to the implementation of the transformation plan of The Body Shop and integration of Avon, which is based on five pillars, namely: (1) renewal of the brand; (2) optimization of retail operations; (3) improvement of omni-channel; (4) improvement of operating efficiency; and (5) redesign of the organization.

h)	One of our subsidiaries is a party to proceedings relating to the unconstitutionality of the Fator Acidentário de Prevenção, or FAP, and the increase in the rate related to Riscos Ambientais do Trabalho, or RAT, both of which labor taxes. During the year ended December 31, 2020, based on the analysis of our legal advisors, our management reassessed the chance of loss of in the legal proceedings relating to this matter. As a result of reassessment, our subsidiary reversed the provision originally constituted.

31	EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the profit (loss) attributable to holders of Company by weighted average number of ordinary shares outstanding, excluding common shares purchased by the Company and held as treasury shares.

	2020	2019	2018
Net income (loss) attributable to owners of the Company	(650,196)	155,467	548,379
Weighted average number of issued shares (a)	1,246,180,219	865,660,042	865,660,042
Weighted average number of treasury shares (a)	(572,130)	-	-
Weighted average number of outstanding shares	1,245,608,090	865,660,042	865,660,042
Basic earnings (loss) per share - R$ (b)	(0.5220)	0.1796	0.6335

(a)	The number of shares and earnings per share already consider the stock split on September 17, 2019 and its retrospective effect.

(b)	As at December 31, 2020, the basic earnings (loss) per share is equal to the diluted one, due to the loss for the year.

Diluted earnings per share are calculated by adjusting the weighted average number of common shares outstanding, assuming the conversion of all potential common shares that would cause dilution. The Company has stock options, restricted shares and strategy acceleration that would have a dilutive effect on any earnings per share. Considering that in the year ended December 31, 2020, the Company recorded a loss, any adjustment would have an anti-diluting effect and, therefore, the diluted earnings per share for the year ended December 31, 2020 are equivalent to the basic earnings per share.

Diluted earnings per share for the year ended on December 31, 2019 and 2018 are presented below:

	2019	2018
Net income attributable to the Company’s controlling shareholders	155,467	548,379
Weighted average number of issued shares (a)	865,660,042	865,660,042
Adjustment for stock options and restricted shares(a)	8,124,575	1,529,528
Weighted average number of ordinary shares for diluted earnings calculation	873,784,617	867,189,570
Diluted earnings per share - R$	0.1779	0.6324

(a)	The number of shares and earnings per share already consider the stock split on September 17, 2019 and their retrospective effects.

The basic earnings per share for net loss of discontinued operations for the year ended December 31, 2020 are presented below:

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

2020
Net loss attributable to the Company’s controlling shareholders	(143,112)
Weighted average number of issued shares (a)	1,246,180,219
Weighted average number of treasury shares (a)	(572,130)
Weighted average number of outstanding shares	1,245,608,089
Basic loss per share - R$ (b)	(0.1149)

(a)	The number of shares and earnings per share already consider the stock split on September 17, 2019 and its retrospective effect.

32	RELATED-PARTY TRANSACTIONS

In the course of the Company's operations, rights and obligations are generated between related parties, arising from administrative expenses and provision of services.

32.1	Transactions with related parties

In the year ended December 31, 2020, Natura &Co reimbursed the amount of R$ 148,274 of expenses regarding the transaction costs for the acquisition of Avon paid by its subsidiary Natura Cosméticos. This reimbursement was registered in the profit or loss line item “Other revenues (expenses)”. For the other transactions, they were not carried forward as income statement, as they refer to the transfer of expenses related to stock option plans and restricted shares.

32.2	Transactions with uncontrolled and unconsolidated related parties

Natura Institute holds shares in the investment fund “Fundo de Investimento Essencial”. As of December 31, 2020, the balance is R$ 3,414 (R$ 3,766 on December 31, 2019).

On June 5, 2012, an agreement was entered between Indústria e Comércio de Cosméticos Natura Ltda., and Bres Itupeva Empreendimentos Imobiliários Ltda., (“Bres Itupeva”), for the construction and leasing of processing center to distribution and warehousing of products (HUB), in Itupeva (SP). In 2019, the Bres Itupeva granted its credits to BRC Securitizadora S/A, to which Natura makes monthly payments. Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, members of the group of controlling shareholders of Natura Cosméticos S.A., indirectly hold controlling interests in Bres Itupeva. The amount involved in the registered transaction is recorded under “Right of Use” of "Buildings" in the amount of R$ 39,346 (R$ 44,244 under “Builds” of Property, Plant and Equipment as at December 31, 2019) and in the year ended December 31, 2020, the total amount paid as rent was R$ 13,086.

Natura Cosméticos S.A. and Raia Drogasil S.A. entered into a purchase and sale agreement and other covenants for selling products in Raia and Drogasil. Mr. Guilherme Peirão Leal and Mr. Pedro Luiz Barreiros Passos, members of the Natura Cosméticos S.A. controlling group, indirectly hold shareholding interest in Raia Drogasil S.A. This contract was finalised during the financial year 2020.

In the year ended December 31, 2020, Natura Cosméticos S.A. and its subsidiary transferred to the Natura Institute, in the form of a donation associated with maintenance, the amount of R$ 692 corresponding to 0.5% of net income for the prior fiscal year, and a donation associated with the net sales of products in the Natura Crer Para Ver line, in the amount of R$ 35,000 (R$ 23,000 as of December 31, 2019).

32.3	Key management personnel compensation

The total compensation of the Company’s Management is as follows:

	2020			2019			2018
	Compensation			Compensation			Compensation
	Fixed	Variable	Total	Fixed	Variable	Total	Fixed	Variable	Total
	(a)	(b)		(a)	(b)		(a)	(b)
Board of Directors	16,123	65,011	81,134	22,056	30,919	52,975	13,141	24,860	38,001
Executive Board	49,187	80,218	129,405	32,963	42,142	75,105	32,739	68,540	101,279
	65,310	145,229	210,539	55,019	73,061	128,080	45,880	93,400	139,280

a)	The line item “Executive Board” includes the amount of R$ 1,201 referred to the amortization of the Confidentiality and Non-Compete Agreement during the fiscal year ended December 31, 2020 (R$ 536 in the fiscal year ended December 31, 2019).

b)	Refers to profit sharing regarding the Restricted Stock Plan and Strategy Acceleration Program, including charges, as applicable, to be determined in the year. The amounts include additions to and/or reversals of provisions made in the previous year, due to final assessment of the targets determined to the board members and officers, statutory and non-statutory, in relation to profit sharing.

32.4	Share-based payments

Breakdown of the Company officers and executives’ share-based payments compensation:

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Grant of options
	2020			2019			2018
	Stock option balance (number)1 (a)	Average fair value of stock options1 – R$	Average exercise price1 - R$ (b)	Stock option balance (number)1 (a)	Average fair value of stock options1 – R$	Average exercise price1 - R$ (b)	Stock option balance (number)1 (a)	Average fair value of stock options1 – R$	Average exercise price1 - R$ (b)
Officers	12,847,760	8.64	16.49	13,059,677	8.4	16.51	11,156,406	7.47	15.96

	Restricted shares
	2020		2019		2018
	Stock option balance (number)1 (a)	Average exercise price1 - R$ (b)	Stock option balance (number)1 (a)	Average exercise price1 - R$ (b)	Stock option balance (number)1 (a)	Average exercise price1 - R$ (b)
Officers	5,293,874	51.2	1,012,641	19.23	751,794	14.81

(1)	The number of stock options granted, expired and exercised and their respective fair values is shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019.

(2)	The number of restricted stock and performance shares granted, expired and exercised is shown already considering the stock split approved at the Extraordinary General Meeting on September 17, 2019.

(a)	Refers to the balance of the options and restricted shares vested and non-vested, not exercised, at the reporting dates.

(b)	Refers to the weighted-average exercise price of the option at the time of the stock option plans, adjusted for interest based on the Extended Consumer Price Index (IPCA) through the end of the reporting period. The new Stock Option Plan implemented in 2015, include no monetary adjustment.

33	COMMITMENTS

33.1	Contracts related to supply of inputs

The subsidiary Indústria e Comércio de Cosméticos Natura Ltda., has commitments arising from electric power supply agreements, with physical delivery, for its manufacturing activities, as described below:

➢	Agreements started in 2018 and effective up to 2020, with the value of Megawatts/h between R$ 265 and R$ 363.

➢	Agreements started in 2019 and effective up to 2022, with the value of Megawatts/h between R$ 155 and R$ 305.

➢	Agreements started in 2020 and effective up to 2022, with the value of Megawatts/h between R$ 204 and R$ 238

The amounts are carried based on electric power consumption estimates in accordance with the contract period, whose prices are based on volumes, also estimated, resulting from the subsidiary’s continuous operations.

Total minimum supply payments, measured at nominal value, according to the contract, are:

	2020	2019	2018
Less than one year	1,413,904	17,918	1,268
One to five years	885,990	13,160	4,940
Total	2,299,894	31,078	6,208

34	INSURANCE

The Company and its subsidiaries have in place an insurance policy that considers principally risk concentration and materiality, taking into consideration the nature of its activities and the guidance of its insurance advisors. As at December 31, 2020, insurance coverage is as follows:

Item	Type of coverage	Amount insured
		2020	2019
Industrial complex and administrative sites	Any damages to buildings, facilities, inventories, and machinery and equipment	3,062,806	2,322,801
Vehicles	Fire, theft and collision for the Company and subsidiaries vehicles	232,459	212,027
Loss of profits	No loss of profits due to material damages to facilities buildings and production machinery and equipment	1,894,813	1,582,000
Transport	Damages to products in transit	46,019	32,309
Civil liability	Protection against error or complaints in the exercise of professional activity that affect third parties	730,740	532,510
Environmental liability	Protection against environmental accidents that may result in environmental lawsuits	30,000	30,000

NATURA &CO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

35	ADDITIONAL INFORMATION RELATING TO THE STATEMENTS OF CASH FLOWS

The following table presents additional information on transactions related to the cash flow statement:

	2020	2019	2018
Non-cash items
Hedge accounting, net of tax effects	116,348	70,569	51,165
Dividends and interest on equity declared and not yet paid	-	110,671	111,449
Net effect of acquisition of property, plant and equipment and intangible assets not yet paid	172,104	(18,645)	6,797
Consideration for acquisition of subsidiary	13,366,114	-	-

36	SUBSEQUENT EVENTS

Contract with Bresco IX Empreendimentos Imobiliários Ltda.

On January 8, 2021, the subsidiary Natura Cosméticos signed a build-to-suit construction and lease agreement with the related party Bresco IX Empreendimentos Imobiliários Ltda. (“Bresco IX”) for the build-to-suit construction of a distribution center in the city of Murici, Federal State of Alagoas, for a later lease. The lease agreement foresees a total investment of R$ 113,742 and the lease term is expected to be 15 years.

Bresco IX's hiring process followed market values and all hiring requirements, as well as governance policies and procedures of the Company and its subsidiaries (unaudited).

Promissory notes

On April 15, 2021, Natura &Co Holding and Natura Cosméticos redeemed the aggregate principal amount due under their respective promissory notes, equivalent to R$500.0 million for Natura &Co Holding and R$250.0 million for Natura Cosméticos.

Working Capital – The Body Shop

As of December 31, 2020, The Body Shop had a credit facility of up to £70 million, which was guaranteed by Natura Cosméticos and which could be drawn in installments to meet The Body Shop’s short-term financing needs. This facility was used by The Body Shop since the first quarter of 2020 to support its working capital and liquidity requirements (with annual interest payments of LIBOR plus 2%). This facility was repaid and terminated in March 2021.