Form 20-F/A
period 2020-12-31
Natura &Co Holding S.A.
filed 2021-04-20
CIK 1776967

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

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F of Natura &Co Holding S.A. (the “Company”) amends the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 (the “Original 20-F”), which was filed with the Securities and Exchange Commission on April 19, 2021.  The Company is filing this Amendment No. 1 solely to furnish Exhibit 101.  Exhibit 101 includes information about the Company in eXtensible Business Reporting Language (XBRL).

Except as described above, this Amendment No. 1 does not amend any information set forth in the Original 20-F, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to April 19, 2021.

Part III

Item 19.  Exhibits

Exhibit No.	Exhibit
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on Form 20-F on its behalf.

NATURA &CO HOLDING S.A. April 20, 2021

By:	/s/ Roberto de Oliveira Marques
	Name:	Roberto de Oliveira Marques
	Title:	Principal Executive Officer

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Principal Financial Officer