Form 20-F
period 2021-12-31
Natura &Co Holding S.A.
filed 2022-04-11
CIK 1776967

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

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
Parque Anhanguera, São Pau1o, São Paulo 05106-000, Brazil
+55 (11) 4389-7881
(Address of principal executive offices)

Guilherme Strano Castellan, Chief Financial Officer
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

The number of outstanding shares as of December 31, 2021 was 1,379,584,737 common shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes ☒              No ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

ii

iii

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

  developments with respect to the coronavirus, or “COVID-19,” pandemic in Brazil and globally, including the emergence of new variants of the virus and their impact on vaccine efficacy and resulting containment measures (see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in Which We Operate—Our business, operations and results have been and may continue to be adversely impacted by COVID-19,” “Item 4. Information on the Company—A. History and Development of the Company—History—Recent Developments—Impact of COVID-19,” “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations—Impact of COVID 19” and “Item 5. Operating and Financial Review and Prospects—D. Trend Information—Impact of COVID-19 on our Business”);
  the ongoing impact of the COVID-19 pandemic on general economic and business conditions in Brazil, Latin America and globally and any restrictive measures imposed by governmental authorities in response to the outbreak;
  general economic, political, social and business conditions in Brazil, including the impact of the current international economic environment (including any impact resulting from the ongoing war between Russia and Ukraine) and the macroeconomic conditions in Brazil, and the policies of the Brazilian government;
  economic, political, social and business conditions in the other markets in which we operate, including any adverse effects arising from the ongoing war between Russia and Ukraine;
  further downgrading of Brazil’s credit rating;
  social and political instability, including allegations of corruption against political parties, civil servants and others;
  the political climate leading up to and eventual outcome of the 2022 presidential elections in Brazil;
  reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services;
  unanticipated changes relating to competitive factors in the industries in which the companies operate;
  ability to hire and retain key personnel;
  ability to attract new clients and retain existing clients in the manner anticipated;
  the impact of acquisitions the companies have made or may make;
  reliance on and integration of IT systems;
  changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients;
  conditions in the stock and credit markets;
iv

  risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings;
  our international operations, which are subject to the risks of currency fluctuations and foreign exchange controls;
  inflation, appreciation and depreciation of the real against the U.S. dollar, which has experienced significant volatility since the beginning of the COVID-19 pandemic;
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
  risks relating to unanticipated costs of integration;
  diversion of the attention of our management from ongoing business concerns;
  interruptions in our main IT systems;
  material weaknesses in our internal control over financial reporting;
  the inability to achieve the estimated benefits and synergies of our combined operations since the completion of the Transaction over the next five years as we currently expect or the effects of the Transaction on our financial condition, operating results and cash flows;
  failure to effectively manage the newly combined business or failure to realize estimated cost savings, value of certain tax assets, estimated synergies and growth or that such benefits may take longer to realize than the five years during which we currently expect to realize them; and
  other risk factors as set forth under “Item 3. Key Information—D. Risk Factors” in this annual report.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in this annual report, and information contained in this annual report.

Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this offering memorandum might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

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

v

Glossary of Certain Terms Used in This Annual Report

All references in this annual report to the “Company,” “we,” “us” and “our” refer to Natura &Co, as defined below, unless the context otherwise requires. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars, the official currency of the United States. All references to “pounds,” “pound sterling” or “£” are to the British pound sterling, the official currency of the United Kingdom. All references to “ARS$” are to the Argentinian peso, the official currency of Argentina.

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

“Avon Luxembourg” means Avon Luxembourg Holdings S.à r.l. and its subsidiaries.

“Avon Shares” means both Avon Common Shares and Avon Preferred Shares.

“Avon Common Shares” means the shares of common stock, par value U.S.$0.25 per share, of Avon.

“Avon Preferred Shares” means the shares of Series C Preferred Stock, par value U.S.$1.00 per share, of Avon.

“B3” means the B3 S.A. – Brasil, Bolsa, Balcão, or the Brazilian Stock Exchange.

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

vi

“EU” means the European Union.

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

“IT” means information technology.

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

“Natura &Co Luxembourg” means Natura &Co Luxembourg Holdings S.à r.l., a private limited company (société à responsabilité limitée) organized under the laws of the Grand Duchy of Luxembourg.

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

vii

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

“SKU” means stock keeping unit, a unique identifier assigned to each of our products for inventory-keeping purposes.

“The Body Shop” means The Body Shop International Limited, a private limited company registered in England and Wales and its subsidiaries.

“The Body Shop International” or “TBS International” means our segment including all operations under our The Body Shop brand, except those located in Brazil and Latin America.

“Transaction” means the transaction effected by the Agreement and Plan of Mergers, dated May 22, 2019, as amended on October 3, 2019 and as may be further amended from time to time in accordance with its terms (the “Merger Agreement”) entered into by Avon, Natura Cosméticos, Natura &Co Holding and the Merger Subs pursuant to which (i) Natura &Co Holding, after the completion of certain restructuring steps, held all issued and outstanding shares of Natura Cosméticos, (ii) Merger Sub II merged with and into Avon, with Avon surviving the merger, and (iii) Merger Sub I merged with and into Natura &Co Holding, with Natura &Co Holding surviving the merger, and as a result of which each of Avon and Natura Cosméticos became a wholly owned direct subsidiary of Natura &Co Holding. The Transaction closed on January 3, 2020.

“United Kingdom” or “UK” means the United Kingdom of Great Britain and Northern Ireland.

“United States” or “U.S.” means the United States of America.

“U.S. GAAP” or “GAAP” means generally accepted accounting principles in the U.S.

viii

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

The Corporate Restructuring was accounted for using the predecessor method of accounting, through which, the historical operations of Natura &Co are deemed to be those of Natura &Co Holding. Accordingly, the consolidated financial statements included in this annual report reflect:

  the historical operating results and financial position of Natura &Co prior to the Corporate Restructuring;
  the consolidated results of Natura &Co Holding and Natura &Co following the Corporate Restructuring;
  the assets and liabilities of Natura &Co at their historical cost; and
  Natura &Co Holding’s earnings per share for all periods presented.

The consolidated financial information presented in this annual report has been derived from the audited consolidated financial statements as of December 31, 2021 and 2020 and for each of the years in the three-year period ended December 31, 2021 and the related notes thereto of Natura &Co Holding, using the predecessor method of accounting, as explained above, included in this annual report.

The consolidated financial statements of Natura &Co Holding and Natura &Co are prepared in accordance with IFRS as issued by the IASB and are presented in Brazilian reais.

We maintain our books and records in Brazilian reais, which is the functional currency and presentation currency of the consolidated financial statements of Natura &Co Holding and Natura &Co. Unless otherwise noted, our financial information presented herein as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 is stated in Brazilian reais, our reporting currency.

The Transaction

Avon, Natura Cosméticos, Natura &Co Holding and the Merger Subs entered into an Agreement and Plan of Mergers, dated May 22, 2019, as amended on October 3, 2019 and November 5, 2019, or the Merger Agreement, pursuant to which (i) Natura &Co Holding, after the completion of certain restructuring steps, held all issued and outstanding shares of Natura Cosméticos, (ii) Merger Sub II merged with and into Avon, with Avon surviving the merger, and (iii) Merger Sub I merged with and into Natura &Co Holding, with Natura &Co Holding surviving the merger, and as a result of which each of Avon and Natura Cosméticos became a wholly owned direct subsidiary of Natura &Co Holding.

ix

The Transaction closed on January 3, 2020. Accordingly, our results of operations and financial condition for the historical periods discussed in this section prior to the Transaction do not reflect or include the results of operations or any assets or liabilities of Avon and purchase accounting adjustments, including the recognition of separately identifiable intangible assets, other fair value adjustments and goodwill. We began consolidating Avon and its subsidiaries as from January 3, 2020, and, accordingly, our results of operations and financial condition as of and for periods beginning on or after such date may not necessarily be comparable to our results of operations and financial condition for historical periods prior to the Transaction, including those discussed below.

Currency Conversions

On December 31, 2021, the exchange rate for reais into U.S. dollars was R$5.581 to U.S.$1.00, R$5.197 to U.S.$1.00 as of December 31, 2020, R$4.031 to U.S.$1.00 as of December 31, 2019, R$3.875 to U.S.$1.00 as of December 31, 2018, and R$3.308 to U.S.$1.00 as of December 31, 2017, in each case, as reported by the Brazilian Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of December 31, 2021 may not be indicative of future exchange rates. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates for the Brazilian currency since January 1, 2017.

Solely for the convenience of the reader, we have translated certain amounts included in “Item 3. Key Information—A. Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the selling rate as reported by the Brazilian Central Bank as of December 31, 2021 of R$5.581 to U.S.$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for more detailed information regarding translation of reais into U.S. dollars and for historical exchange rates for the Brazilian real.

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

x

Part I
Item 1.  Identity of Directors, Senior Management and Advisers
A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following tables present a summary of our consolidated financial data as of December 31, 2021 and 2020 and for each of the years in the three-year period ended December 31, 2021, 2020 and 2019 derived from our audited consolidated financial statements. The following information is presented in millions of Brazilian reais, unless otherwise specified, and is presented in accordance with the measurements and principles of IFRS.

The information presented below for the periods ending prior to January 1, 2020 does not reflect our acquisition of Avon, which closed on January 3, 2020. Accordingly, the comparability of our financial information for periods starting on or after January 1, 2020 with periods ending prior to January 1, 2020 is limited. See “Presentation of Financial and Certain Other Information—Consolidated Financial Statements” and “Presentation of Financial and Certain Other Information—Consolidated Financial Statements—The Transaction.”

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

1

Statement of Profit or Loss Data

	For the Year Ended December 31,
	2021(1)	2021	2020(2)	2019(3)
	(in millions of U.S.$)	(in millions of R$)
Net revenue	7,196.7	40,164.7	36,922.0	14,444.7
Cost of sales	(2,510.6)	(14,011.5)	(13,229.7)	(4,033.5)
Gross profit	4,686.1	26,153.2	23,692.3	10,411.2
Operating income (expenses)
Selling, marketing and logistics expenses	(3,045.9)	(16,999.2)	(15,702.8)	(6,395.6)
Administrative, R&D, IT and project expenses	(1,246.9)	(6,958.9)	(5,956.0)	(2,405.6)
Impairment losses on trade receivables	(150.1)	(837.8)	(727.7)	(209.5)
Other operating income (expenses), net	(42.8)	(239.0)	(516.2)	(49.3)
Operating income before financial result	200.4	1,118.2	789.6	1,351.2
Financial income	717.9	4,006.6	4,738.4	1,955.8
Financial expenses	(901.9)	(5,033.5)	(5,773.8)	(2,795.9)
Taxes on formation of the Company	—	—	—	(206.6)
Net income (loss) before income tax and social contribution	16.4	91.3	(245.8)	304.6
Income tax and social contribution	187.8	1,048.0	(274.7)	(149.1)
Net income (loss) from continuing operations	204.1	1,139.2	(520.6)	155.5
Discontinued operations
Net loss of discontinued operations	(17.7)	(98.6)	(143.1)	—
Net income (loss) for the year	186.5	1,040.7	(663.7)	155.5
Attributable to:
Controlling shareholders of the Company	187.8	1,048.0	(650.2)	155.5
Non-controlling shareholders	(1.3)	(7.3)	(13.5)	—
	186.5	1,040.7	(663.7)	155.5
Basic (loss) earnings per share—R$ (unless otherwise indicated)	0.1364	0.7610	(0.5220)	0.1796
Diluted (loss) earnings per share—R$ (unless otherwise indicated)	0.1344	0.7503	(0.5220)	0.1779

(1)	Solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2021 for reais into U.S. dollars of R$5.581 per U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Includes the results of Avon beginning in January 2020.
(3)	Does not include the results of Avon.

2

Statement of Financial Position Data

	As of December 31,
	2021(1)	2021	2020(2)	2019
	(in millions of U.S.$)	(in millions of R$)
Assets
Cash and cash equivalents	718.0	4,007.3	5,821.7	4,513.6
Short-term investments	354.5	1,978.7	2,520.6	1,025.8
Trade receivables	622.9	3,476.4	3,597.5	1,685.8
Inventories	968.2	5,403.5	4,544.3	1,430.6
Other current assets (3)	453.5	2,531.1	2,069.4	774.3
	3,117.2	17,397.0	18,553.5	9,430.1
Assets held for sale	9.5	52.9	181.3	—
Total current assets	3,126.7	17,449.9	18,734.8	9,430.1
Property, plant and equipment	963.5	5,377.4	5,235.1	1,773.9
Intangible assets	4,812.3	26,857.6	26,917.1	5,076.5
Right-of-use	554.7	3,096.0	3,402.0	2,619.9
Other noncurrent assets (4)	1,373.9	7,667.7	6,628.5	2,284.2
Total noncurrent assets	7,704.5	42,998.6	42,182.8	11,754.5
Total assets	10,831.1	60,448.5	60,917.6	21,184.6
Liabilities
Borrowings, financing and debentures and leases	349.5	1,950.6	4,865.3	3,896.5
Trade payable and reverse factoring operations	1,213.1	6,770.6	6,774.2	1,829.8
Other current liabilities (5)	891.0	4,972.7	4,520.0	1,792.2
Total current liabilities	2,453.7	13,693.9	16,159.5	7,518.5
Borrowings, financing and debentures and leases	2,564.8	14,314.1	12,816.1	9,407.5
Other noncurrent liabilities (6)	694.1	3,873.8	4,554.8	896.2
Total noncurrent liabilities	3,258.9	18,187.9	17,370.9	10,303.7
Total shareholders’ equity	5,118.6	28,566.7	27,387.1	3,362.3
Total liabilities and shareholders’ equity	10,831.1	60,448.5	60,917.6	21,184.6

(1)	Solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2021 for reais into U.S. dollars of R$5.581 per U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Includes the assets and liabilities of Avon beginning in January 2020.
(3)	Other current assets include current recoverable taxes, current income tax and social contribution, current derivative financial instruments and other current assets.
(4)	Other noncurrent assets include noncurrent recoverable taxes, noncurrent income tax and social contribution, deferred income tax and social contribution, judicial deposits, noncurrent derivative financial instruments, noncurrent short-term investments and other noncurrent assets.
(5)	Other current liabilities include current payroll, profit-sharing and social charges, current tax liabilities, current income tax and social contribution, current dividends and interest on shareholders’ equity payable, current derivative financial instruments, current provision for tax, civil and labor risks and other current liabilities.
(6)	Other noncurrent liabilities include noncurrent payroll, profit-sharing and social charges, noncurrent tax liabilities, deferred income tax and social contribution, noncurrent provision for tax, civil and labor risks and other noncurrent liabilities.
3

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Brazilian Central Bank has allowed the real/U.S. dollar exchange rate to float freely, which resulted in increasing exchange rate volatility. Until early 2003, the real declined against the U.S. dollar. Between 2006 and 2008, the real strengthened against the U.S. dollar, except in the most severe periods of the global economic crisis. The real depreciated against the U.S. dollar from mid-2011 to early 2016 due to turmoil in international markets and the Brazilian macroeconomic outlook at the time. In particular, since 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real has devalued at a rate that is much higher than in previous years. In 2015, the real depreciated 47.0%, reaching R$3.905 per U.S.$1.00 on December 31, 2015. Beginning in early 2016 through the end of 2016, the real appreciated against the U.S. dollar, primarily as a result of Brazil’s changing political conditions. In 2017, 2018, 2019, 2020 and 2021 the real depreciated 1.5%, 17.1%, 4.0%, 28.9% and 7.39%, respectively, against the U.S. dollar. On December 31, 2021, the exchange rate was R$5.581 per U.S.$1.00.

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

Year	Period End	Average(1)	Low	High
2017	3.308	3.193	3.051	3.381
2018	3.875	3.656	3.139	4.188
2019	4.031	3.946	3.652	4.260
2020	5.197	5.158	4.021	5.937
2021	5.581	5.395	4.921	5.840

Month	Period End	Average(2)	Low	High
October 2021	5.643	5.643	5.391	5.712
November 2021	5.620	5.557	5.417	5.669
December 2021	5.581	5.651	5.556	5.737
January 2022	5.357	5.534	5.357	5.704
February 2022	5.139	5.196	5.014	5.328
March 2022	4.738	5.055	4.921	5.135
April 2022 (through April 7, 2022)	4.742	4.679	4.618	4.742

Source: Brazilian Central Bank.

(1)  Represents the average of the exchange rates on the closing of each day during the year.

(2)  Represents the average of the exchange rates on the closing of each day during the month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

4

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

Summary of Risks Relating to Our Business and Industries in Which We Operate

  Our business, operations and results have been and may continue to be adversely impacted by COVID-19. In Brazil in particular, the effects of the COVID-19 pandemic have materially adversely affected the public healthcare system and macroeconomic environment. The extent of the continued impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and severity of the pandemic, the appearance of new variants of the virus, the efficacy of vaccines and the impacts of the developments on our customers, suppliers and employees.
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
5

Summary of Risks Relating to the Countries in Which We Operate

  Our business may be materially adversely impacted by unfavorable economic, political, social or other developments and risks in the countries in which we operate. A significant deterioration in economic conditions in any of our important markets, including economic slowdowns or recessions, inflationary pressures, disruptions to credit and capital markets and/or wars and conflicts (such as the ongoing war between Russia and Ukraine), could lead to decreased consumer confidence and consumer spending more generally, thus reducing demand for our products. Our operations are also subject to a variety of other risks and uncertainties related to our global operations.
  Our ability to conduct business in markets in which we operate may be affected by political, legal, tax and regulatory risks. Changes in existing laws and regulations and/or the imposition of new laws, regulations, restrictions and/or other entry barriers may cause us to incur additional costs to comply with the more stringent rules and/or limit our ability to expand, which could slow down our product development efforts, limit our growth and development and have an adverse impact on our financial position. In addition, our business is subject to several laws and regulations in various jurisdictions governing data privacy and security.
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
  Difficult market and geopolitical conditions can adversely affect our business and materially reduce our revenue, earnings and cash flow and adversely affect our financial prospects and condition. Developments and the perception of risk in other countries, particularly in the United States, China, the European countries and emerging countries, may adversely affect the economies of the countries in which we operate, our business and the market price of our securities. Since 2017, there has been an increase in volatility in Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets, the increasing risk aversion to emerging market countries, and uncertainties regarding Latin American, particularly Brazilian macroeconomic and political conditions. Furthermore, 2022 is a presidential election year in Brazil and historically, in election years, especially presidential elections, foreign investments in the country decrease and political uncertainty generates greater instability and volatility in the domestic market, which may adversely affect our business and results of operations.

Summary of Risks Relating to the Natura &Co Holding Shares and ADSs

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
6

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

Risks Relating to Our Business and Industries in Which We Operate

Our business, operations and results have been and may continue to be adversely impacted by COVID-19.

In response to the COVID-19 pandemic, we have implemented and continue to implement several measures aimed at safeguarding the health of our employees, and the stability of our operations and financial condition, including, among others, to allow our employees to work remotely if they are able to do so. We are closely monitoring the evolution of the COVID-19 pandemic worldwide, particularly the lockdowns or shelter-in-place orders put in place in connection with the additional waves of the COVID-19 pandemic worldwide and the ongoing progress of global vaccination efforts.

As of the date of this annual report, we cannot predict the extent to which the COVID-19 pandemic will continue to affect our business, financial condition and results of operations. In particular, new variants of the virus have emerged against which existing vaccines and acquired immunity may not be effective. As a result, if the contagion does not subside, restrictions may remain in place, be extended or even be reinstated where they had previously been discontinued, which would suppress economic activity and have a material adverse effect on our business, financial condition and results of operations.

We have both own-stores and franchised stores distributed across our different brands and geographies, and all were affected by lockdowns throughout the first and second quarters of 2020. In the third quarter of 2020, our business was less impacted by the COVID-19 pandemic than in the immediately preceding quarter as restrictions became less severe in most markets. In the fourth quarter of 2020, our business was affected by a second wave of the COVID-19 pandemic in certain markets. In 2021, Natura &Co’s businesses continued to be impacted by the pandemic, with several markets remaining in or re-entering lockdowns. The following is a summary of the key effects of the COVID-19 pandemic and the related governmental measures in 2021:

  Natura &Co LATAM: In the end of the first quarter of 2021, approximately 50% of all retail stores, including franchisee stores, were open for business. Moreover, most of our retail stores, including franchisee stores, were gradually opened throughout the second and third quarters, despite certain lingering restrictions in some markets. In the fourth quarter of 2021, stores were open. In Brazil, government-sponsored financial aid had been suspended in the first quarter, only to resume in April in significantly reduced amounts compared to 2020, which combined with rising inflation to impact household disposable income and discretionary spending.
  Avon International: Avon International was strongly impacted by stricter lockdowns across key markets, especially in Central and Eastern Europe, notably Russia and Poland, South Africa and the UK that continued to be impacted by COVID-19 throughout the year.
  The Body Shop International: In the first quarter of 2021, retail sales were impacted in important markets by store closure mandates, particularly in Europe, where only 68% of stores were opened as of March 2021. In the second quarter of 2021, store closure mandates continued to impact retail sales in important markets, especially in Australia and Canada, while other markets such as Germany reopened with restrictions, resulting in an 18% loss of open-store days. In the third quarter of 2021, Australia continued to be particularly affected, resulting in 9% loss of open-store days in the third quarter. In the fourth quarter of 2021, retail sales were impacted by the COVID-19 Omicron wave in important markets, mainly in the UK, the brand’s largest market, resulting in lower store traffic. Supply chain disruptions resulted in late delivery of 22% of Christmas products, notably in North America.
7

  Aesop International: In the first quarter of 2021, Aesop was also impacted by the new wave of lockdowns in Europe, where retail like-for-like sales decreased 1.5% in the period. In the second and third quarters of 2021, Aesop continued to be impacted by partial market closures in Australia, Japan, Germany and Malaysia, resulting in approximately 11% and 15% loss of open-store days in both periods, respectively. The fourth quarter of 2021 started with Australia and New Zealand in extended lockdowns, but most retail stores had reopened by the beginning of November. European markets continued to be impacted by uncertainties related to the COVID-19 Omicron wave.

Since 2020, we have also experienced an increase in the cost of certain raw materials used in the production of essential items due to the increased demand for these inputs worldwide (e.g., inputs used in the production of alcohol gel and protective masks) as a result of the COVID-19 pandemic. These inflationary pressures have persisted in 2021 and have also been compounded by additional ones, including disruption in global supply chains as a result of the COVID-19 pandemic, climate events that hit electricity generation and led to an increase in energy prices and the depreciation of the real, and the ongoing war between Russia and Ukraine among others. The continued effects of the COVID‑19 pandemic on our business will depend on a number of factors over which we have no control, such as an increase in the number of infected people in countries where we have operations as a result of the resumption of activities, the capacity of laboratories to provide vaccines and inputs for production, responses from authorities to contain new waves of the pandemic and new variants of the virus, including the capacity obtain the required number of vaccine doses and implement an immunization program, and the ability of healthcare systems to cope with the pandemic, among other factors. In Brazil in particular, the effects of the COVID-19 pandemic have materially adversely affected the public healthcare system and macroeconomic environment.

The recent economic instability in Brazil, the deterioration of the political environment and the ongoing COVID-19 pandemic have all contributed to a decline in market confidence in the Brazilian economy. Unfavorable macroeconomic conditions in Brazil are expected to continue throughout 2022 as uncertainty remains as to the duration and severity of the COVID-19 pandemic and its economic effects which, combined with the emergence of new variants and the continuing limitations to normality of business activities, have led to a slow recovery cycle. Brazil’s slow rate of economic growth, increases in interest rates, the unemployment rate or price levels generally may limit the availability of credit, income and purchasing power of our customers, thereby adversely affecting demand for our products and impacting our economic results.

If the pandemic or the resulting economic downturn continues to worsen, we could experience loss of business, which could have a material impact on our financial position and cash flows. Moreover, the economic support and recovery packages which governments across the world have put in place to mitigate the macroeconomic effects of the COVID-19 pandemic may lead such governments to review their taxation and spending levels going forward to rebalance public accounts. This may result in increases in the tax rates to which our business is subject, decreased consumer spending as a result of lower governmental support for the economy in markets in which we operate and other adverse effects. We will continue to actively monitor the situation and may take further actions that alter our business operations as may be required by federal, state, or local authorities, or that we determine are in the best interests of our employees, clients, suppliers and shareholders. See also “Item 4. Information on the Company—A. History and development of the Company—History—Recent Developments—Impact of COVID-19,” “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations—Impact of COVID-19,” “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations—Impact of COVID-19” and “Item 5. Operating and Financial Review and Prospects—D. Trend Information—Impact of COVID-19 on our Business.”

Accordingly, we cannot predict the direct and indirect effects of the COVID-19 pandemic going forward and governments’ responses to it on our business, results of operations and financial condition, including: (1) the impact of COVID-19 on our financial condition and results of operations, including trends and the overall economic outlook, capital, investments and financial resources or liquidity position; (2) how future operations could be impacted; (3) the impact on our costs, expenses or access to capital and funding resources; (4) the impact of supply chain disruptions on our ability to source, manufacture and/or distribute our products; (5) the potential impact of inflation on our costs, expenses and results of operations generally; (6) the potential incurrence of material COVID-19-related contingencies; (7) how COVID-19 could affect assets on our balance sheet and our ability to timely record those assets; (8) the anticipation of any material impairments, increases in allowances for credit losses, restructuring charges or other expenses; (9) any changes to the application of accounting judgements due to new or revised data; (10) total decline in demand for goods and services, and disruptions in sales channels, especially those impacted by the social isolation measures; (11) the impact on our supply chain; (12) the impact on the relationship between costs and revenues; (13) general economic and social uncertainty, including increases in interest rates, variations in foreign exchange rates, inflation and unemployment; (14) the impact of the COVID-19 pandemic on our ability to comply with the covenants under our indebtedness; (15) the impact on our lease agreements with lessors of the properties in which we operate our stores; (16) the impact on the availability of our people, including key personnel; (17) the effects of social isolation and the state of tension caused by the COVID-19 pandemic on the health and well-being of our employees and partners; and (18) other unforeseen impacts and consequences.

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

In recent years, there has been an increase in e-commerce to the detriment of physical sales as a result of the COVID-19 pandemic. As a result, we have experienced an increase in e-commerce sales growth in 2021 as compared to 2020.

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

Since 2020, we have also experienced an increase in the cost of certain raw materials used in the production of essential items due to the increased demand for these inputs worldwide (e.g., inputs used in the production of alcohol gel and protective masks) as a result of the COVID-19 pandemic. These inflationary pressures have persisted in 2021 and have also been compounded by additional ones, including disruption in global supply chains as a result of the COVID-19 pandemic, climate events that hit electricity generation and led to an increase in energy prices and the depreciation of the real, among others. See also “—Our business, operations and results have been and may continue to be adversely impacted by COVID-19.”

We may also suffer interruptions to our research and development, production or distribution operations as a result of cyber incidents or other IT issues which we may encounter. See also “—Our subsidiary Avon was the target of a cybersecurity incident which disrupted its systems.”

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

We have experienced delays in receiving certain products from third party suppliers as a result of COVID-19. See “—Our business, operations and results have been and may continue to be adversely impacted by COVID-19.”

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

If operations at our distribution centers or the operations of our suppliers, as well as our service providers, are adversely affected by factors beyond our control, such as fire, natural disasters, disease outbreaks or pandemics, such as COVID-19, armed conflict, such as the war between Russia and Ukraine, strikes and stoppages, power shortages, failures in the systems, forest fires and deforestation, among others, and in the event that no other supplier or distribution center is able to meet the demand of the region affected, the distribution of products to the regions supplied by the affected supplier and/or distribution center will be impaired, which may adversely affect us. Our operations may be materially adversely affected if we are not able to find new suppliers, open new distribution centers or expand our existing distribution centers in order to meet the supply needs of our clients. In particular with respect to our products manufactured using a process that involves the use of bioactive ingredients obtained from our suppliers in forest regions, any event that could destroy the respective biome and harm the sustainability of the economy of the affected region may have a material adverse effect on our supply chain and consequently cause important risks related to our manufacturing process of products which are identified with our brand, as well as the logistics of such products. See also “—Climate change can create transition risks, physical risks and other risks that could adversely affect us.”

The PRODES satellite-monitoring project (Monitoramento do Desmatamento da Floresta Amazônica Brasileira por Satélite) was created by a presidential decree of July 3, 2005. It involves the Brazilian Ministry of the Environment (Ministro do Meio Ambiente), the Brazilian Institute of the Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis) and is one of the initiatives of the Ministry of Science, Technology, Innovations and Communications (Ministério da Ciência, Tecnologia e Inovações) to reduce deforestation rates in the legal Amazon. The annual deforestation rate in the Amazon as measured by the PRODES project decreased by 12.0% in 2017 before increasing by 8.5%, 34.4%, 7.1% and an estimated 22% or more in 2018, 2019, 2020 and 2021, respectively. If efforts and measures to contain the increase and reduce deforestation rates in the Amazon region are not effective, the availability of critical raw materials which we draw from Brazilian biodiversity may be reduced, which would adversely affect our production chain, our costs, the availability of our products, as well as our business, results of operations and financial condition.

Additionally, any significant interruptions, failures or changes in the logistics infrastructure we or our suppliers use to deliver products in our distribution centers could prevent the timely or successful delivery of the products to our clients and adversely affect our operations.

Our distribution network is sensitive to fluctuation in oil prices, and any increases in the price, disruption of supply or shortage of fuel may result in increased shipping costs and adversely affect our business and results of operations. Furthermore, if stringent regulations to combat street traffic are enacted imposing further restrictions on the delivery of products to our clients within certain hours of the day in certain municipalities where we operate, our ability to distribute products in a timely manner to our clients may be affected. A general increase in street traffic can also impact our ability to distribute products to our clients in a timely manner. Also, our e-commerce business is subject to similar risks, and as we expand our e-commerce platform, these risks may affect our ability to deliver products to our end-consumers in a timely manner. Any inability to deliver the products promptly and successfully we sell to our customers through our e-commerce platform may result in the loss of their business and materially adversely affect our reputation, which may have an adverse impact on our sales.

See also “—Our business, operations and results have been and may continue to be adversely impacted by COVID-19.”

We depend on third parties to manufacture our products.

We have entered into agreements with third-party contractors to manufacture the products which we sell. The loss or expiration of these agreements with third-party contractors or our inability to renew these agreements or to negotiate new agreements with other providers at equivalent rates could adversely affect our business and financial performance. Contractors’ negligence could compromise the quality and safety of our products and expose us to the risk of liability for product liability and environmental damage caused by such third parties. We expect that we will be dependent on such agreements for the foreseeable future. For more information about our third-party manufacturing agreements, see “Item 4. Information on the Company—B. Business Overview—Certain Agreements With Third Parties—Other Agreements.”

See also “—Our business, operations and results have been and may continue to be adversely impacted by COVID-19.”

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

  managing a significantly larger company;
  coordinating geographically separate organizations;
  the potential diversion of management focus and resources from other strategic opportunities and from operational matters;
  aligning and executing our strategy after the Transaction;
  retaining existing consultants and representatives and attracting new consultants and representatives;
  retaining existing customers and attracting new customers;
  maintaining employee morale and retaining key management and other employees;
  integrating two unique business cultures, which may prove to be incompatible;
  the possibility of faulty assumptions underlying expectations regarding the integration process;
  consolidating corporate and administrative infrastructures and eliminating duplicative operations;
  coordinating distribution and marketing efforts;
  integrating information technology, communications and other systems;
  changes in applicable laws and regulations;
  managing tax costs or inefficiencies associated with integrating our operations after the Transaction;
  unforeseen expenses or delays associated with the Transaction; and
  taking actions that may be required in connection with obtaining regulatory approvals.

All of these factors could decrease or delay the expected accretive effect of the Transaction. Even if Natura &Co and Avon’s respective operations are successfully integrated, we may not realize the full benefits of the Transaction, including the estimated synergies, cost savings and growth opportunities, within the expected time frame of five years, if at all. Natura &Co and Avon continue to evaluate the estimates of synergies to be realized from the Transaction. However, the actual cost savings, the costs required to realize the cost savings and the source of the cost savings could differ materially from the estimates of Natura &Co and Avon.

In addition, the COVID-19 pandemic and the ongoing war between Russia and Ukraine have created significant volatility, uncertainty and economic disruption, which have adversely affected and may continue to adversely affect the Natura &Co and Avon integration plans and may materially and adversely affect our results of operations, cash flows and financial position. For further information regarding the impacts of the COVID-19 pandemic on our operations, please also see “—Risks Relating to Our Business and Industries in Which We Operate—Our business, operations and results may be adversely affected by COVID-19.”

Interruption in our main information technology, or “IT” systems could adversely affect our business, financial conditions, operating results and reputation, and increase our costs.

We use IT systems to support our business. Our IT systems and infrastructure, as well as those of third parties, are integral to our performance. The IT systems we use include support systems for financial reports, web-based tools, and an internal communication and data transfer network. We also use a variety of technological tools (online ordering system, electronic billing and online training tools) to assist us and enable us to communicate with our consultants. In the coming years, we plan to increase the use of IT tools to communicate with our consultants and representatives. We use third-party service providers in many instances to provide these IT systems. Over the last several years, we have undertaken initiatives to increase our reliance on IT systems, which has resulted in the outsourcing of certain services and functions, such as global human resources IT systems, call center support, sales representative support services and other IT processes. Any of our IT systems and infrastructure, or those of third-party service providers, is subject to failure or interruptions that are inherent in the complex scenario of localized applications and the system architecture. Incidents originating from legacy or non-integrated systems, or both, as well as fires, floods, power failure, telecommunication failure, terrorist attacks, break-ins, data corruption and similar events may also occur. Other risks and challenges could arise as we upgrade, modernize and standardize our IT systems. Our systems could also be vulnerable to computer viruses, data security failures, break-ins, data corruption and similar interruptions caused by unauthorized access to these systems. See “—Our subsidiary Avon was the target of a cybersecurity incident which disrupted its systems.” We rely on our employees, consultants, representatives, and third parties in our day-to-day and ongoing operations, which may, as a result of human error or malfeasance or failure, disruption, cyber incidents or other security breaches of third-party systems or infrastructure, expose us to risk. Furthermore, our ability to protect and monitor the practices of our third-party service providers is more limited than our ability to protect and monitor our own IT systems and infrastructure. The occurrence of these and other incidents could damage our IT systems and infrastructure, or those of third-party service providers, and adversely affect our business, financial condition and results of operations.

Our IT systems or those of our third-party service providers may be accessed by unauthorized users, such as cyber criminals, as a result of a failure, disruption, cyberattack or other security breach, exposing us to risk. As techniques used by cyber criminals change frequently, a failure, disruption, cyber incident or other security breach may go undetected for a period of time. A failure, disruption, cyber incident or other security breach of our IT systems or infrastructure, or those of our third-party service providers, could result in the theft, transfer, unauthorized access to, disclosure, modification, misuse, loss, or destruction of Company, employee, consultant and representatives, customer, vendor or other third-party data, including sensitive or confidential data, personal information and intellectual property. Moreover, as a result of the COVID-19 pandemic, we have increased the number of employees working remotely and expect to continue to allow remote work even after the pandemic comes to an end. This will require us to continue relying on remote-access IT systems, which increases the risk of unavailability of our systems and infrastructure, disruption of telecommunications services, widespread system failures, and exposes us to increased vulnerability to cyberattacks. Any of these developments could adversely affect our ability to conduct our business, which may be adversely impacted. See also “—We may not be able to protect our intellectual property rights. If we are unable to protect our intellectual property rights, specifically patents and trademarks, our ability to compete could be adversely affected.”

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

We face various cybersecurity risks, including but not limited to penetration of our IT systems and platforms by ill-intentioned third parties, infiltration of malware (such as computer viruses) into our systems, contamination (whether intentional or accidental) of our networks and systems by third parties with whom we exchange data, unauthorized access to confidential customer and/or proprietary data by persons inside or outside our organization and cyber incidents causing systems degradation or service unavailability that may result in business losses.

We have been and may continue to be subject to potential fraud and theft by cyber criminals, who are becoming increasingly sophisticated, seeking to obtain unauthorized access to or exploit weaknesses that may exist in our systems. We continuously monitor and develop our IT networks and infrastructure. We also conduct periodical tests to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a security impact on us. However, we cannot assure you that these measures will be effective in protecting us against cyber incidents and other related breaches of our IT systems. The techniques used to obtain unauthorized, improper or illegal access to our systems, our data or our customers’ data, to disable or degrade service, or to sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized until used against a target. Unauthorized parties may gain access to our systems or facilities through various means, including, among others, hacking into our systems or those of our customers, partners or vendors, or attempting to fraudulently induce our employees, customers, partners, vendors or other users of our systems to disclose usernames, passwords, financial information or other sensitive information, which may in turn be used to access our IT systems. Certain third-party efforts to access our IT systems may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. We have seen in recent years computer systems of companies and organizations being targeted, not only by cyber criminals, but also by activists and rogue states. Cyber incidents could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). As discussed under “—Our subsidiary Avon was the target of a cybersecurity incident which disrupted its systems,” Avon was the subject of a cybersecurity incident in June 2020 that caused a partial and temporary interruption of its operations. Future cybersecurity incidents could again give rise to the disablement of our IT systems, including systems used to service our customers. Any of these developments could have an adverse effect on our business, results of operations and financial condition.

Further, we store highly confidential information on our IT systems, including personal data, financial information, and other types of information related to our business, products and customers. If our servers or the servers of the third parties on which our data is stored are the subject of a physical or electronic break-in, computer virus or other cyber risks, our confidential information could be stolen, rendered unavailable, devalued or destroyed. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our suppliers, customers or others, whether by us or a third party, could (1) subject us to civil and criminal penalties, (2) have a negative impact on our reputation or (3) expose us to liability to our suppliers, customers, other third parties or government authorities.

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

We may also be subject to the effects of cyber incidents involving critical infrastructures of Brazil and the other countries in which we operate. Our IT systems are dependent on such critical infrastructure, and any cybersecurity incident involving such critical infrastructure could negatively affect our ability to service our customers. As we do not operate such critical infrastructure, we have limited ability to protect our IT systems from the adverse effects of cyber incidents.

We have been the subject of cybersecurity incidents and we cannot assure you that our IT systems will not suffer the impact of additional incidents in the future or that we will be able to adequately safeguard the confidential information which we hold. If we fall victim to successful cyber incidents or experience cybersecurity incidents in the future, we may incur substantial costs and suffer other negative consequences, such as remediation costs (liabilities for stolen assets or information, or repairs of system damage, among others), increased cybersecurity protection costs, lost revenues arising from the unauthorized use of proprietary information or the failure to retain or attract customers following a cybersecurity incident, as already mentioned, litigation and legal risks, increased insurance premiums, reputational damage affecting our customers’ and investors’ confidence, as well as damage to our competitiveness, stock price and long-term shareholder value. Any failure by us to adequately protect our IT systems and the confidential data which we hold could have a material adverse effect on our business, financial condition and results of operations.

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

In June 2020, we became aware that Avon was exposed to a cyber-incident which interrupted some of Avon’s systems and partially affected its operations. Avon engaged leading external cybersecurity and IT general controls specialists, launched a comprehensive containment and remediation effort and started a forensic investigation. By mid-August 2020, Avon had re-established all of its core business processes and resumed operations in all its markets, including all of its distribution centers.

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

To remediate the material weakness, Avon strengthened procedures and controls with the support of external cyber security and IT general controls specialists and accelerated its investment in IT infrastructure to strengthen its cyber security controls. Based on testing performed by management, the implemented controls are designed and operating effectively, and the material weakness had been remediated as of December 31, 2020.

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

We may not be able to attract, assimilate, develop and retain qualified personnel in the future, and our failure to do so could adversely affect our business, including the execution of our global business strategy. Such turnover could create a risk of disruptions in our business processes if the turnover occurs with inadequate knowledge transfer. Competition for personnel is intense, and we may not be able to successfully attract, hire, train, retain, motivate and manage sufficiently qualified personnel, which may adversely affect our business. Any failure by our management team to perform as expected may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows. This risk may be exacerbated by the uncertainties associated with the implementation of Open Up & Grow strategy of Avon and any other stabilization strategies and restructuring and cost-savings initiatives we undertake from time to time. For more information, see “Item 4. Information on the Company—B. Business Overview—Innovation and Product Development—Avon.”

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

Natura consultants and Natura business leader sales consultants are consultants who buy products directly from us and sell to their clients. There is no exclusivity agreement between us and our consultants, nor do we require a minimum period of association with us. Similarly, Avon representatives are independent contractors and not our employees. As of December 31, 2021, we had approximately 2.0 million Natura consultants. and approximately 6.0 million Avon representatives. There is a high rate of turnover among consultants, business leader sales consultants and representatives, which is a common characteristic of the direct-selling business. Our success in attracting and retaining consultants and representatives depends on a series of factors, which include:

  maintaining close and quality relationships with our consultants and representatives;
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
  competitiveness among consultants and representatives of other direct sales companies;
  the level of service provided to our consultants and representatives;
  macroeconomic conditions in Brazil and other countries in which we operate;
  our ability to successfully execute our digital strategy;
  our ability to successfully implement other initiatives in the direct-selling channel;
  our ability to improve our brochure and product offerings;
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

Our business is dependent on our ability to strategically source a sufficient volume and variety of products at competitive prices. In addition, we may significantly overstock low-acceptance products and be forced to take significant markdowns. We cannot assure you that we will be able to identify the appropriate customer demand and take advantage of appropriate buying opportunities, which could have a material adverse effect on our business and financial results. In addition, overstocked goods in our distribution centers may become obsolete or their validity may expire during the time it takes to be sold to our clients, such as in the context of the COVID-19 pandemic. In addition, the improper handling of products may result in their breakage or malfunctioning. Further, if we or any third-party warehousing provider engaged by us fail to store our inventory at optimal conditions, such as at optimal temperatures and humidity levels, the quality and shelf life of our products may be adversely affected, and we may as a result suffer damage to our reputation, which may adversely affect our results of operation.

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

We are, and may in the future become, party to litigation, including, for example, new tax assessments, claims alleging violation of the federal securities laws or claims relating to employee or employment matters, our products or advertising. Currently, we are party to several civil, administrative, environmental, labor, tax and arbitration proceedings. These claims involve substantial amounts under dispute and could also result in other punitive measures. As of December 31, 2021, we were party to proceedings for which provisions in the total amount of R$1,998.8 million have been recorded.

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

  effects of COVID-19 pandemic;
  global economic and political conditions, including the war between Russia and Ukraine;
  seasonality;
  changes in our merchandising strategy or mix;
  the effectiveness of our inventory management;
  timing and concentration of new store openings, including additional human resources;
  requirements and related pre-opening and other start-up costs;
  cannibalization of existing store sales by new store openings;
  levels of pre-opening expenses associated with new stores;
  timing and effectiveness of our marketing activities, such as new products, direct marketing;
  activity, television and magazine advertisements;
  actions by our existing or new competitors;
  general economic conditions and, in particular, the retail sales environment; and
  store employees’ motivation and effectiveness.
22

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

Additionally, if we lose market share in the direct-selling channel, our business, prospects, financial condition, liquidity, results of operations and cash flows may be adversely affected. Furthermore, if any government or regulatory body such as Brazil or the EU bans or severely restricts our business methods or operational/commercial model of direct selling, our business, prospects, financial condition, liquidity, results of operations and cash flows may be materially adversely affected.

See also “—Our business, operations and results have been and may continue to be adversely impacted by COVID-19.”

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

The coordinated operation of our network of physical stores and e-commerce platforms across multiple brands is fundamental to the success of our omnichannel strategy. The COVID-19 pandemic has required us to rely on our omnichannel strategy to recover revenue lost through stores closures. We plan to continue our investments in digital growth to empower consultants to sell online, as well as enhance our digital tools to foster social media sales and welcoming new online customers. If we are unable to align and integrate the strategies of our multiple sales channels, or if our respective sales channels compete against each other, we may be unable to fully benefit from the advantages that an omnichannel, dual-model and multi-format strategy offers, which may materially adversely affect us.

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

Our proprietary financial services platform, which is intended to improve the businesses of consultants and representatives, Natura &Co Pay, is a new initiative to deliver customized services to our consultants and representatives. Natura &Co Pay acquired a white label platform whose application and back-end programming interface integration depended on third parties for regulatory approvals and financial services. As the model evolves from the current new business initiative status, we may be subject to the risks inherent in the design, implementation, expansion and support process, which could compromise the delivery of the expected benefits and results, such as, but not limited to:

  difficulties in integrating information technology, communications and other systems;
  changes in applicable laws and regulations;
  unforeseen expenses or delays;
  difficulties in the design and effective implementation of the ideal structure;
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
  insufficient technology and tools to support the operation;
  cyberattacks and failures in information security controls that could result in improper access to sensitive data and noncompliance with Brazilian Central Bank regulations;
  increase in fraud due to an increase in the volume of financial transactions processed after obtaining the regulatory license to operate as a financial institution;
  delays in obtaining applicable licenses and authorizations; and
  other risks inherent to new business ventures.

The levels of satisfaction and engagement of our consultants and representatives may be adversely affected if the platform is not successfully implemented. Any such developments could adversely affect our ability to attract and retain our consultants and/or representatives. If we are unable to structure, implement, expand and sustain the initiative, our business, financial condition and results of operations may be adversely affected.

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

See also “—Climate change can create transition risks, physical risks and other risks that could adversely affect us.”

Failure to partner with startups successfully could materially adversely affect us.

Some of our innovation initiatives result from partnerships with startups. Partnerships with startups are different from partnerships with more mature companies and involve a number of risks, including the following:

  risks to our reputation;
  our resources may be insufficient to support an open innovation model;
  our ability to adapt and transform our internal processes to sustain partnership relationships with startups;
  we may become dependent on technologies and solutions developed by third parties;
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

The laws of some foreign countries do not protect our proprietary rights as fully as do the laws of Brazil, the United States, or the member states of the EU. As a result, we may not be able to protect our intellectual property rights adequately by legal means in some of the jurisdictions where we do business. Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. The costs required to protect our trademarks, trade names and patents, including legal fees and expenses, could be substantial.

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

Climate change can create transition risks, physical risks and other risks that could adversely affect us.

Climate risk is as a transversal risk that can be an aggravating factor for the types of traditional risks that we manage in the ordinary course of business, including without limitation the risks described in this “Risk Factors” section. Based on the classifications used by Task-Force on Climate-Related Financial Disclosures, we consider that there are two primary sources of climate change related financial risks: physical and transition.

Physical risks resulting from climate change can be event-driven (acute) or long-term shifts (chronic) in climate patterns:

  Acute physical risks include increased severity of extreme weather events, such as drought, hurricanes, or floods.
  Chronic physical risks include changes in precipitation patterns and extreme variability in weather patterns, rising mean temperatures, chronic heat waves or rising sea levels.
29

Especially in Brazil, rainfall patterns have been constantly changing, causing certain regions to experience rainfall volumes far above historical averages, resulting in floods and inundations, landslides in hillside and mountain regions. Such changes in rainfall patterns could have an adverse effect on our production and distribution capacity, affecting our supply chain and the delivery of products to our consultants and representatives, and our stores. The occurrence of storms and floods may also influence the values to insure our assets, especially those in high-risk regions, where storms, tornadoes and other extreme events are more pronounced. In periods of scarcity of rain, water deficiency occurs because of the decrease in the levels of water reservoirs, with an influence on the availability and costs of electric energy, considering the dependence on energy generated through hydroelectric plants. The scarcity of rains, combined with low levels of reservoirs can lead governments and authorities to restrict industrial activities and direct water for human consumption. The increase in average temperatures may have an impact on our operating costs due to the greater demand for cooling and air conditioning to produce, store and transport some of our products. Historically, in periods of water scarcity, the Brazilian government authorizes an increase in the energy prices as a measure to stimulate the reduction of consumption, which can create inflationary pressure, with reflections on the income levels of the population in general, on production costs, on the final price of products, which and consequently in our revenues and results.

Extreme and prolonged changes in rainfall patterns and an increase in temperatures can influence production cycles in certain regions, and droughts can influence the increase in fires and devastation, impacting the availability and quality of raw materials from the Brazilian biodiversity. Additionally, they can also cause a reduction in revenue and an increase in costs due to negative impacts on our employees, our consultants, and our representatives, such as increased absenteeism, and issues involving health and safety.

Transition risks refer to actions brought on to address mitigation and adaptation requirements related to climate change, and they can fall into various categories such as market, technology and market changes:

  Market risk may manifest through shifts in supply and demand for certain commodities, products, and services, as climate-related risks and opportunities are increasingly taken into account.
  Technology risk arises from improvements or innovations to support the transition to a lower-carbon, energy efficient economic system that can have a significant impact on companies to the extent that new technology displaces old systems and disrupts some parts of the existing economic system.
  Policy actions generally fall into two categories—those that attempt to constrain actions that contribute to the adverse effects of climate change and those that seek to promote adaptation to climate change. The risk associated with and the financial impact of policy changes depend on the nature and timing of the policy change.

Our business, operations and results could be affected by transitions risks such as, but not limited to:

  Shortages of inputs and raw materials can cause increased costs, increased spending on research and development, and restrictions or changes in production activities;
  Expenditures on transition to more sustainable technologies due to changing technology needs for new product development or adaptation of existing products;
  Regulations associated with carbon pricing and greenhouse gas emission standards can cause technological restrictions and increase the cost of products per unit;
  Increase in the selling price of products and/or reduction in profit margin;
  More restrictive regulations associated with inputs from Amazonian biodiversity can generate limitations in production and sale activities;
  Increase in research and development costs due to more restrictive regulations associated with packaging;
  Increase in costs associated with adaptations in production as a result of restrictions in legislation regarding the use of water resources;
30

  Difficulties in accessing biodiversity assets or scarcity of raw materials;
  Loss of revenue as a result of withdrawing less sustainable products from the portfolio; and
  Reduction in demand for goods and services due to changes in consumer preferences.

We are already subject to certain regulatory environmental requirements as detailed under “—Changes in environmental laws and regulations can adversely affect our business, including our capacity to develop new products.” These requirements may increase going forward as a result of the increasing importance of environmental matters. This and other changes in regulations in Brazil and international markets may expose us to increased compliance costs, limit our ability to pursue certain business opportunities and provide certain products and services, each of which could adversely affect our  business, financial condition and results of operations.

Transition and/or physical risks arising from climate change may adversely affect our business, financial condition and results of operations.

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

See also “—Climate change can create transition risks, physical risks and other risks that could adversely affect us.”

Changes in taxes and other assessments may adversely affect us.

The legislatures and tax authorities in the tax jurisdictions in which we are subject to tax regularly enact reforms to the tax and other assessment regimes to which we, our consultants and representative, and our customers are subject. Such reforms include changes in tax rates and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In addition, the interpretation of tax laws by courts and taxation authorities is constantly evolving. The effects of these changes and any other changes that result from enactment of additional tax reforms or changes to the manner in which current tax laws are applied cannot be quantified and there can be no assurance that any such reforms or changes would not have an adverse effect upon our business directly or indirectly (e.g., by affecting the business of our consultants and representatives).

For example, Latin American governments have often increased taxes or changed tax legislation as a response to macroeconomic crises or other developments affecting their respective jurisdictions. In Brazil, particularly, the tax system is highly complex, and the interpretation of the tax laws and regulations is commonly controversial. The Brazilian Congress and the Brazilian federal government have been discussing alternative models of tax reforms, which chiefly target the simplification and consolidation of taxes levied on the sale of goods and on services. The Brazilian Congress has also been discussing proposals for change to the corporate income tax. These potential tax reforms and other potential changes to Brazilian tax laws may result in the increase of the tax burden and may directly or indirectly impact our business. These and any other possible future changes in tax policy laws in the countries where we are subject to tax may adversely affect our business, financial condition and results of operations.

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
  diversion of management’s attention from our core business;
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
  adverse effects on existing business relationships with suppliers and customers;
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

As of December 31, 2021, we had R$16.3 billion of indebtedness outstanding (current and non-current borrowings, financing, debentures and leases). We rely on obtaining financing and refinancing of existing indebtedness in order to operate our business, implement our strategy and grow our business. Recent disruptions in the global credit markets and their effect on the global and Brazilian economies could materially adversely affect our ability to raise capital and materially and adversely affect our business. We may also incur additional long-term indebtedness and working capital lines of credit to meet future financing needs, subject to certain restrictions under our indebtedness, which would increase our total indebtedness. We may be unable to generate sufficient cash flow from operations and future borrowings, and other financing may be unavailable in an amount sufficient to enable us to fund our current and future financial obligations or our other liquidity needs, which would have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations as well as reduce the availability of our cash flow to fund working capital, operations, capital expenditures, dividend payments, strategic acquisitions, expansion of our operations and other business activities. Our indebtedness could have material negative consequences on our business, prospects, financial condition, liquidity, results of operations and cash flows, including the following:

  limitations on our ability to obtain additional debt financing sufficient to fund growth, such as working capital and capital expenditures requirements or to meet other cash requirements, in particular during periods in which credit markets are weak;
  a downgrade in our credit ratings;
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

Natura &Co Holding, Natura Cosméticos, Avon and The Body Shop International may also need to refinance all or a portion of their respective debt on or before maturity and may not be able to do this on commercially reasonable terms or at all. Certain of our indebtedness contain customary covenants, including, among other things, limits on the ability of the company and any restricted subsidiary to, subject to certain exceptions, incur liens, incur debt, make restricted payments, make investments or, with respect to certain entities, merge, consolidate or dispose of all or substantially all of its assets. In addition, we could have difficulty undertaking other alternatives to avoid noncompliance, such as obtaining necessary waivers from compliance with, or necessary amendments to, the covenants contained in our notes or repurchasing certain debt, and we could have difficulty addressing the impact any noncompliance with these covenants may have on our ability to secure financing with favorable terms.

The COVID-19 pandemic has had and is expected to continue to have a negative impact on global, regional and national economies and to disrupt supply chains and otherwise reduce international trade and business activity. These factors have been compounded by the ongoing war between Russia and Ukraine. Substantial volatility in the global capital markets, unavailability of financing in the global capital markets at reasonable rates and credit market disruptions have had a significant negative impact on financial markets, as well as on the global and domestic economies. In particular, the cost of financing in the global debt markets has increased substantially, greatly restricting the availability of funds in such markets. Further, volatility in the markets has led to increased costs for obtaining financing in the credit markets, as many creditors have raised interest rates, adopted more rigorous loan policies, reduced volume and, in some cases, ceased offering financing on standard market terms. If we are unable to obtain new financing or to refinance existing loans when necessary or obtain or renew insurance guarantees on reasonable terms or at all, we may face difficulties in complying with our financial obligations or explore business opportunities. This possible scenario would have a material adverse effect on our business, financial condition and results of operations.

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

Achieving sustainability performance targets linked to certain of our indebtedness may require us to expend significant resources, while not meeting any such targets would result in increased interest payments on our debt and could expose us to reputational risks.

Certain of our indebtedness is linked to sustainability performance targets. Achieving these targets will require us to reduce our greenhouse gas emissions and increase our use of post-consumer recycled plastic. Therefore, pursuing such sustainability performance targets or any similar sustainability performance targets we may choose to include in future financings or other arrangements will require us to expend significant resources. In addition, if we do not achieve our sustainability performance targets or any such similar sustainability performance targets we may choose to include in any future financings, it would not only result in increased interest payments under the relevant indebtedness, but could also harm our reputation, the consequences of which could, in each case, have a material adverse effect on us, our business prospects, our financial condition or our results of operations.

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

Our operations are also subject to a variety of other risks and uncertainties related to its global operations, including adverse political, social or other developments. Political and/or social unrest or uncertainties, potential health issues, natural disasters, disease outbreaks or pandemics, such as COVID-19, wars and conflicts, such as the ongoing war between Russia and Ukraine, politically motivated violence and terrorist threats and/or act may also occur in countries where we have operations. Any of the foregoing could have a material adverse effect on our business, financial condition and performance.

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

See also “—The ongoing war between Ukraine and Russia may have a material adverse effect on our business, financial condition and results of operations.”

Our ability to conduct business in markets in which we operate may be affected by political, legal, tax and regulatory risks.

A significant deterioration in economic conditions in any of our important markets, including economic slowdowns or recessions, inflationary pressures and/or disruptions to credit and capital markets, could lead to decreased consumer confidence and consumer spending more generally, thus reducing demand for our products. In addition, our global operations are subject to adverse political, social, or other developments, such as political or social unrest, potential health issues, natural disasters, disease outbreaks or pandemics, such as COVID-19, politically motivated violence, and terrorist threats and/or act which may also occur in countries where we have operations.

Our ability to achieve growth and to improve operations in our existing markets is exposed to various risks, including:

  the possibility that a foreign government might ban, halt or severely restrict our business, including our primary method of direct selling;
  the possibility that local civil unrest, economic or political instability, bureaucratic delays, changes in macro-economic conditions, changes in diplomatic or trade relationships (including any sanctions, restrictions and other responses such as those related to the war between Russia and Ukraine. See also “—The ongoing war between Ukraine and Russia may have a material adverse effect on our business, financial condition and results of operations”), or constraints in commercial trades and payables, pricing controls, or imposition of import and economic restrictions or other uncertainties might disrupt our operations in an international market;
  the lack of well-established or reliable legal systems in certain areas where we operate;
  the adoption of new U.S. or foreign tax legislation or exposure to additional tax liabilities, including exposure to tax assessments without prior notice or the opportunity to review the basis for any such assessments in certain jurisdictions;
  electoral rivalry and tensions in Brazil’s 2022 presidential election given that, historically, foreign investment has decreased in presidential election years in Brazil and political uncertainty has generated greater instability and volatility in the Brazilian market;
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

Our business is subject to several laws and regulations in various jurisdictions governing data privacy and security.

We collect, use and store personal data from our employees, consultants or representatives, customers and other third parties in the ordinary course of business. We are required to comply with increasingly complex and changing data privacy and security laws and regulations governing the collection, storage, use, transmission and, generally, processing of personal information and other data, including in regard to the cross-border transfer of personal data between countries. In May 2018, the EU adopted robust data privacy regulations under the General Data Protection Regulation, or “GDPR.” Further changes are likely to be introduced through a revised Regulation on Privacy and Electronic Communications, or the ePrivacy Regulation. The GDPR in particular has broad extraterritorial effect and imposes a robust data protection compliance regime with significant penalties for noncompliance. Other countries in which we operate are developing comparable regulations. Brazil has approved the Brazilian Federal Law No. 13,709/2018, known as the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados Pessoais), or “LGPD,” which is broadly equivalent to GDPR and came into force in September 2020, except for the applicability of the law’s administrative sanctions, which came into force on August 1, 2021, as provided by Brazilian Federal Law No. 14,010/2020.

In general, the GDPR and Privacy Regulation, and other local privacy laws, could require adaptation of our technologies or practices to satisfy local privacy requirements and standards. We may also face audits or investigations by one or more domestic or foreign government agencies relating to our compliance with these regulations, including by the Brazilian National Authority on Data Protection (or the “ANPD”), once it is formally constituted as an independent agency.

The LGPD applies to any and all operations related to any form of processing of personal data, with rare exceptions, all of which are provided for by law, and extends to individuals and public and private entities, regardless of the country where they are based or where the data are hosted. LGPD shall be applicable whenever (i) the data processing occurs in Brazil; (ii) the data processing activity is intended to offer or provide goods or services to or process data from individuals located in Brazil; or (iii) the data subjects are located in Brazil at the time their personal data is collected.

An adverse outcome under any such investigation or audit could result in the issuance of stop-processing orders, subjecting us to the penalties set forth in LGPD. If we are not in compliance with the LGPD, we and our subsidiaries may be subject to the sanctions, in an isolated or cumulative manner, of (i) warning, with indication of the deadline for adopting corrective measures, (ii) obligation to disclose the security incident, (iii) the suspension of the processing of data to which the infraction refers for a maximum period of six months, extendable for an equal period, until the regularization of the processing activity by the controller, (iv) suspension of the exercise of the personal data processing activity related to the infraction for a maximum period of six months, extendable for an equal period, in case of recurrence, (v) temporary blocking and/or deletion of personal data, (vi) partial or total prohibition of the exercise of activities related to data processing, and (vii) a fine up to 2% of the revenue of the company, group or business in Brazil in its last year, excluding taxes, up to the global amount of R$50.0 million per infraction. In addition, we may be liable for material, moral, individual or collective damages caused, and be jointly and severally liable for material, moral, individual or collective damages caused by us and our subsidiaries, due to non-compliance with the obligations established by the LGPD. That or other circumstances related to our collection, use and transfer of personal data could cause a loss of reputation in the market or adversely affect our business.

Security incidents can result in misappropriation of our information and/or our customers’ information or affect our servers or operations, which can materially and adversely affect us. In the event of a security incident in our systems that results in leakage, misappropriation, loss or unauthorized access to personal data, deletion or modification of information about our customers, service blocking or other interruption of business operations, we may by subject to (i) the abovementioned LGPD penalties, (ii) damage to our reputation causing us to lose existing or potential customers and strategic partnerships, and (iii) adverse effects on our business, impacting our operating and financial results. Any loss of intellectual property, trade secrets or other sensitive business information or the interruption of our operations may adversely affect our financial results and our reputation.

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

We may be materially adversely affected by unfavorable political economic developments in any of the countries in which we operate. Our business, financial performance and results of operations may be adversely affected by changes in policy and regulations involving or affecting certain factors, such as:

  the effects of the ongoing COVID-19 pandemic (including with respect to new variants and the efficacy of vaccines) and the government’s response to it on the economic, social and political situation in the countries which we operate;
  inflation;
  exchange rate movements;
  exchange rate control policies;
  interest rate and exchange rate fluctuations;
38

  the further downgrade of Brazil’s credit rating;
  liquidity available in the domestic capital, credit and financial markets;
  expansion or contraction of the economies of the countries in which we operate, as measured by rates of growth in GDP;
  ports, customs and tax authorities’ strikes;
  changes in transportation market regulations;
  supply chains and logistics;
  price increases of oil and other inputs;
  price instabilities;
  social and political instability, including allegations of corruption against political parties, civil servants and others;
  the political climate leading up to and eventual outcome of the 2022 presidential elections in Brazil;
  global economic and political events, such as the ongoing war between Russia and Ukraine;
  labor and social security regulation;
  energy and water shortages and rationing;
  fiscal policies; and
  other economic, political, diplomatic and social developments in or affecting Brazil.

We conduct a substantial part of our operations in Latin America, especially in Brazil and Mexico. The Brazilian GDP, in real terms, decreased 3.3% in 2016, and increased 1.3%, 1.3%, and 1.1%, in 2017, 2018, and 2019. The Brazilian GDP then decreased 4.1% in 2020, followed by a 4.6% increase in 2021. Similarly, Mexican GDP, which had decreased 9% in 2020, increased 4.8% in 2021. Future developments in the Brazilian and Mexican economies (including the impact of the COVID-19 outbreak which has already adversely affected GDP growth in both these countries) may affect GDP growth rates and, consequently, the consumption of our products. As a result, these developments could impair our business strategies, results of operations and financial condition. For instance, the Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government and unstable economic cycles, which is expected to continue to occur in the future. Furthermore, 2022 is a presidential election year in Brazil. Historically, in election years, especially presidential elections, foreign investments in Brazil decrease and political uncertainty generates greater instability and volatility in the domestic market, which may adversely affect our business and results of operations.

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

Although we conduct a substantial part of our operations in Latin America, developments in the other markets in which we operate may also have a material adverse effect on us. Given our operations in Russia and Ukraine, the adverse effects—global or localized—of the ongoing war between Russia and Ukraine, and/or economic sanctions and import and/or export controls to be imposed on the Russian government by the United States, the UK, the EU or others, and the adverse effect on the wider global economy and market conditions could, in turn, have a material adverse effect on our business, financial condition and results of operations. See also “—The ongoing war between Ukraine and Russia may have a material adverse effect on our business, financial condition and results of operations.” Furthermore, continued uncertainty around the terms of the UK’s relationship with the EU and the lack of a comprehensive trade agreement may negatively impact the economic growth of both regions, as well as the wider global economy, market conditions and investor confidence. This could, in turn, have a material adverse effect on our operations, financial condition and prospects. See “—The uncertainty surrounding the UK’s decision to withdraw from the EU may adversely affect our business.”

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

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.308 per U.S. dollar on December 31, 2017, which reflected a 1.5% depreciation of the real during 2017. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.875 per U.S.$1.00 on December 31, 2018, which reflected a 17.1% depreciation of the real during 2018. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$4.031 per U.S.$1.00 on December 31, 2019, which reflected a 4.0% depreciation of the real during 2019. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$5.197 per U.S.$1.00 on December 31, 2020, which reflected a 28.9% depreciation of the real during 2020. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$5.581 per U.S.$1.00 on December 31, 2021, which reflected a 7.39% depreciation of the real during 2021.

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

Our performance depends on the overall health and growth of the Latin American economy, especially in Brazil. Brazilian GDP growth has fluctuated over the past few years, with a contraction of 3.5% in 2016 and growth of 1.3%, 1.3% and 1.1% in 2017, 2018 and 2019, respectively, a contraction of 4.1% in 2020 and a growth of 4.6% in 2021. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Growth has also been further prevented by the ongoing COVID-19 pandemic. In addition, the growth and performance of the Brazilian economy may be impacted by other factors such as nationwide strikes, natural disasters or other disruptive events. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perception of risk in other countries, particularly in the United States, China, the European countries and emerging countries, may adversely affect the economies of the countries in which we operate, our business and the market price of our securities.

The market value of securities of Brazilian issuers is affected, to varying degrees, by economic and market conditions in other countries, including the United States, China, European countries, as well as in other Latin American and emerging market countries. Investors’ reactions to developments in these countries may have an adverse effect on the market value of our securities, even though economic conditions in Europe and the United States may differ significantly from economic conditions in  Brazil and the other countries in which we operate. Additionally, financial crises and political instability in developed and emerging market countries may diminish investors' interest in our securities, as well as adversely affect the availability of credit to companies in the international markets. In addition, negative events in the financial and capital markets, any news or evidence of corruption in publicly traded companies and other issuers of securities, and the lack of rigorous application of investor protection rules or lack of transparency of information or eventual negative situations in the economy and in other economies may influence the capital markets and negatively impact the value of our securities. This could adversely affect the market price of our securities, restrict our access to capital markets and compromise our ability to finance our operations in the future on favorable terms, or at all.

Since 2017, there has been an increase in volatility in Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets, the increasing risk aversion to emerging market countries, uncertainties regarding Latin American, particularly Brazilian macroeconomic and political conditions, the impact of the COVID-19 pandemic and, beginning in 2022, the ongoing war between Russia and Ukraine. These uncertainties adversely affected us and the market value of our securities.

There have also been concerns over conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. The United States and Russia have been at odds over Ukraine and Eastern Europe. An escalation of the tensions between the United States and Russia could adversely affect the global economy. The United States and China have recently been involved in disputes regarding Taiwan, rights to navigation in the South China Sea, alleged human rights abuses in China, as well as in a controversy over trade barriers in China that threatened a trade war between the countries. Sustained tension between the United States and China over these and other matters could significantly undermine the stability of the global economy. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. See also “—The ongoing war between Ukraine and Russia may have a material adverse effect on our business, financial condition and results of operations.”

The COVID-19 pandemic may have an effect on demand in 2022 (as was the case in 2021 and 2020), given the emergence of novel strains and variants across the world as well as continuing difficulties in the rollout of vaccination programs worldwide. Business operations across Asia, Europe and the United States have been and continue to be affected by factory disruptions and closures, quarantined workers and shortages of components, with a direct impact on the availability of goods and services. Moreover, new variants of the virus have emerged against which existing vaccines and acquired immunity may not be effective. Restrictions will likely remain in place, suppressing activity, if the contagion does not subside. These disruptions to global supply chains could impact businesses generally and weaken demand from consumers. The effects cannot be foreseen and weak macroeconomic conditions are expected to continue in 2022.

Additionally, economic conditions in Brazil or the other countries in which we operate may also be affected by political developments in the United States. We cannot assure you that any developments in the United States or elsewhere will not materially and adversely affect us in the future.

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

A transition period, lasting until December 31, 2020, was put in place after the UK left the EU on January 31, 2020, during which the UK (i) continued to be subject to EU rules and (ii) remained a member of the single market. The UK-EU Trade and Cooperation Agreement, or “TCA,” was signed on December 30, 2020, between the EU, the European Atomic Energy Community and the UK. It has been applied provisionally since January 1, 2021, when the transition period ended. This trade agreement, which provides that there will be no tariffs or quotas on the movement of goods between UK and EU, represents the UK’s departure from the EU customs union and single market. While the TCA between the UK and EU provided much needed certainty on trade, there continues to be uncertainty surrounding political and economic concerns, as the true effects of the TCA and future trade agreements outside of the EU begin to unfold, which developments we continue to monitor.

Continued uncertainty around the terms of the UK’s relationship with the EU and the lack of a comprehensive trade agreement may negatively impact the economic growth of both regions. Similarly, an adverse effect on the UK and the EU may have an adverse effect on the wider global economy, market conditions and investor confidence. This could, in turn, have a material adverse effect on our operations, financial condition and prospects.

Furthermore, given that we conduct a substantial portion of our business in the EU and the UK, any of these developments could have a material adverse effect on our business, financial position, liquidity and results of operations or cash flows. Changes in foreign currency exchange rates may have a material effect on our net sales, financial condition, profitability and/or cash flows and may reduce the reported value of our operating results.

During 2022 we will continue to monitor the implementation of new border controls (including any resulting delays), immigration policy (ability to recruit and maintain talent), regulatory changes and requirements to comply with new mandates, which may prove challenging and costly.

The ongoing war between Ukraine and Russia may have a material adverse effect on our business, financial condition and results of operations.

The ongoing war between Russia and Ukraine has provoked strong reactions from the United States, the UK, the EU and various other countries around the world, including from the members of the North Atlantic Treaty Organization, or “NATO.” Following Russia’s invasion of Ukraine beginning on February 24, 2022, the United States, the UK, the EU and other countries announced broad economic sanctions against Russia, including financial measures such as freezing Russia’s central bank assets and limiting its ability to access its U.S. dollar reserves. The United States, the EU and the UK have also banned people and businesses from dealings with the Russian central bank, its finance ministry and its wealth fund. Selected Russian banks will also be removed from Swift messaging system, which enables the smooth transfer of money across borders. Other sanctions by the UK include major Russians bank being excluded from the UK financial system, stopping them from accessing sterling and clearing payments, major Russian companies and the state being stopped from raising finance or borrowing money on the UK markets, and the establishment of limits on deposits Russians can make at UK banks. The United States, the EU and the UK adopted personal measures, such as sanctions on individuals with close ties to Mr. Putin, and placed visa restrictions on several oligarchs, as well as their family members and close associates, and freezing of assets. While the precise effect of the ongoing war and these sanctions on the Russian and global economies remains uncertain, they have already resulted in significant volatility in financial markets, depreciation of the Russian ruble and the Ukrainian hryvnia against the U.S. dollar and other major currencies, as well as in an increase in energy and commodity prices globally. Should the conflict continue to increase, markets may face continued volatility as well as economic and security consequences including, but not limited to, supply shortages of different kinds, further increases in prices of commodities, including piped gas, oil and agricultural goods, among others. Given that Russia and Ukraine are among the largest grain exporters in the world, impacts on financial markets, inflation, interest rates, unemployment and other matters could affect the global economy that is currently recovering from the effects of the COVID-19 pandemic. Other potential consequences include, but are not limited to, growth in the number of popular uprisings in the region, increased political discontent, especially in the regions most affected by the conflict or economic sanctions, increase in cyberterrorism activities and attacks, exodus to regions close to the areas of conflict and increase in the number of refugees fleeing across Europe, among other unforeseen social and humanitarian effects.

We have sales operations in multiple countries including in Russia and Ukraine. While as of the date of this annual report there have not been any material impacts from the above-mentioned matter in our consolidated financial statements, we are continuously monitoring the developments to assess any potential future impacts that may arise as a result of the ongoing crisis. As a company that operates globally, the adverse effects—global or localized—of the ongoing war between Russia and Ukraine, and/or economic sanctions and import and/or export controls to be imposed on the Russian government by the United States, the UK, the EU or others, and the above-mentioned adverse effect on the wider global economy and market conditions could, in turn, have a material adverse effect on our business, financial condition and results of operations.

See also “Item 4. Information on the Company—A. History and Development of the Company—History—Recent Developments—War Between Russia and Ukraine.”

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

Doing business on a worldwide basis requires us to comply with the laws and regulations of various jurisdictions. In particular, our international operations are subject to anti-corruption laws and regulations, such as, among others, the U.S. Foreign Corrupt Practices Act, or the FCPA, the UK Bribery Act, Law No. 12,846/2013, or the Brazilian Anti-Corruption Law, Decree No. 8,420/2015, Decree-Law No. 2,848/1940, Law No. 8,429/1992, Law No. 9,613/1998, Law No. 12,813/2013, and economic and trade sanctions, including those administered by the United Nations, the EU, the Office of Foreign Assets Control of the U.S. Department of the Treasury and the U.S. Department of State.

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

Among other sanctions, the Brazilian Anti-Corruption Law also provides for the seizure of assets or benefits obtained illegally, the suspension or partial prohibition of operations, the compulsory dissolution of the entity and/or the prohibition to receive incentives, subsidies, donations or financing from the government or from government-controlled entities for up to five years. Other relevant laws applicable to corruption-related violations, such as the Brazilian Administrative Improbity Law (Law No. 8,429/1992, as recently amended by Law No. 14,230/2021), also provide for penalties that include the prohibition to enter into government contracts for up to 14 years. The company sanctioned under the Brazilian Anti-Corruption Law or the Administrative Improbity Law, among others, can also be included in a registry of sanctioned, suspended and impeded companies.

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
  additions or departures of key personnel;
  developments with respect to the COVID-19 pandemic in Brazil and globally;
45

  the ongoing war between Russia and Ukraine, which may have repercussions on the world’s geopolitical and economic scenarios;
  the outcome of the 2022 presidential elections in Brazil; and
  issuances or sales of Natura &Co Holding Shares or ADSs, including sales of shares by its directors and officers or its key investors.

Natura &Co Holding’s maintenance of two exchange listings may adversely affect liquidity in the market for Natura &Co Holding Shares and ADSs and result in pricing differentials between the two exchanges.

Natura &Co Holding Shares are listed on the B3 and the ADSs are listed on the NYSE. It is not possible to predict how trading will be conducted on such markets. The listing of Natura &Co Holding Shares and ADSs on two distinct exchanges may adversely affect the liquidity of such shares in one or both markets and may adversely affect the development of an active trading market for Natura &Co Holding Shares on the B3 or the ADSs on the NYSE. In addition, differences in the trading schedules, as well as the volatility in the exchange rate of the two trading currencies, may result in significantly different trading prices for Natura &Co Holding Shares and the ADSs.

Shareholders could be diluted in the future, which could also adversely affect the market price of Natura &Co Holding Shares and the ADSs.

It is possible that Natura &Co Holding may decide to offer additional Natura &Co Holding Shares or the ADSs in the future either to raise capital or for other purposes. If Natura &Co Holding shareholders do not take up such offer of Natura &Co Holding Shares or the ADSs or are not eligible to participate in such offering, their proportionate ownership and voting interests in Natura &Co Holding would be reduced. An additional offering could have a material adverse effect on the market price of the ADSs.

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

Holders of Natura &Co Holding Shares and ADSs may be adversely affected if the Brazilian federal government imposes restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and, as it has done in the past, on the conversion of the real into foreign currencies. These restrictions could hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of shares, as the case may be, into U.S. dollars and the remittance of U.S. dollars abroad. We cannot assure you that the government will not take this measure or similar measures in the future. Holders of the ADSs could be adversely affected by delays in, or a refusal to grant, any required governmental approval for conversion of real payments and remittances abroad in respect of the shares, including the shares underlying the ADSs. In such a case, The Bank of New York Mellon, or the “ADS Depositary,” will distribute reais or hold the reais it cannot convert for the account of the ADS holders who have not been paid.

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

Holders of the ADSs do not have the same voting rights as holders of the Natura &Co Holding Shares. Holders of the ADSs are entitled to the contractual rights set forth for their benefit under the deposit agreement entered into by Natura &Co Holding and the ADS Depositary prior to completion of the Transaction, or the Natura &Co Holding Deposit Agreement. ADS holders exercise voting rights by providing instructions to the ADS Depositary, as opposed to attending shareholders’ meetings or voting by other means available to shareholders. In practice, the ability of a holder of ADSs to instruct the ADS Depositary as to voting will depend on the timing and procedures for providing instructions to the ADS Depositary, either directly or through the holder’s custodian and clearing system.

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
  have a minimum of three independent members on our audit committee;
  have a compensation committee or a nominating and corporate governance committee;
  have regularly scheduled executive sessions of our board that consist of independent directors only; or
  obtain shareholder approval prior to the issuance of common shares, or securities convertible into or exercisable for common shares (provided that such issuance does not exceed the authorized capital stock limit provided for in Natura &Co Holding’s by-laws).

As a foreign private issuer, we may follow our home country practice in Brazil in lieu of the above requirements. Therefore, the approach to governance adopted by our board of directors may be different from that of a board of directors of a company that meets all of the above requirements, and, as a result, our management oversight may be more limited than if we were subject to all of the NYSE corporate governance standards. Accordingly, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers. See “Item 16G. Corporate Governance—Principal Differences between Brazilian and U.S. Corporate Governance Practices.”

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

Natura &Co Holding’s registered office and principal executive offices are located in the city of São Paulo, state of São Paulo, at Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A, Parque Anhanguera, 05106-000, Brazil (telephone: +55 (11) 4389-7881). Our principal website is https://ri.naturaeco.com/en/. In addition, the SEC maintains a website at www.sec.gov that contains information filed by us electronically. The information contained on our website, any website mentioned in this annual report, or any website directly or indirectly linked to these websites, is not part of, and is not incorporated by reference in, this annual report and you should not rely on such information.

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

On February 1, 2018, Natura Cosméticos issued debt securities in the international market maturing on February 1, 2023, raising U.S.$750 million in funds, which were used to pay off the promissory notes issued for The Body Shop acquisition. In addition, Natura Cosméticos conducted the eighth issuance of bonds, not convertible into shares, in the amount of R$1.4 billion on February 14, 2018. Concomitant with the issuance of debt securities in the international market, Natura Cosméticos entered into derivative financial instruments (swaps) in order to hedge against the exchange rate fluctuations to which both the main contract and the interest payable are exposed to as the securities mature.

On January 21, 2019, Natura &Co Holding was incorporated under the laws of Brazil.

On May 22, 2019, we entered into the Merger Agreement in order to perform the Transaction. As a result of the Corporate Restructuring completed on December 17, 2019 and the completion of the Transaction on January 3, 2020, Natura &Co Holding is the parent company of Natura and Avon. For further information on the Corporate Restructuring and Transaction, see “Presentation of Financial and Certain Other Information—Consolidated Financial Statements—The Transaction” and note 1 to our audited consolidated financial statements included elsewhere in this annual report. Avon’s business is consolidated into our consolidated financial information as of December 31, 2020 and for the year ended December 31, 2020 included in this annual report, but is not consolidated or reflected in our consolidated financial information as of and for the year ended December 31, 2019 included in this annual report.

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

On September 17, 2019, Natura Cosméticos convened and held an extraordinary general meeting at which Natura Cosméticos’ shareholders approved the capitalization of R$1,242.2 million out of profit reserves (reservas de lucros) with the distribution of bonus shares to Natura Cosméticos shareholders in an amount equal to one Natura Cosméticos bonus share per each Natura Cosméticos share held. As a result, the capital stock of Natura Cosméticos S.A. was increased by R$1,242.2 million, to R$1,711.1 million, and the number of common shares of Natura Cosméticos S.A. was increased by 432,571,228 new bonus shares to 865,142,456 shares.

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

On January 3, 2020, following receipt of all required corporate and regulatory approvals, the Transaction was consummated, and Natura and Avon became wholly owned subsidiaries of Natura &Co Holding. On such date, each share of common stock, par value U.S.$0.25 per share, of Avon issued and outstanding immediately prior to the consummation of the Transaction (other than as provided in the Merger Agreement) was automatically converted into the ultimate right to receive, at the election of the holder thereof, (i) 0.300 validly issued and allotted, fully paid-up ADSs against the deposit of two Natura &Co Holding Shares, and any cash in lieu of fractional ADSs or (ii) 0.600 validly issued and allotted, fully paid-up Natura &Co Holding Shares, and any cash in lieu of fractional Natura &Co Holding Shares (subject, in each case, to the terms and conditions of the Merger Agreement). Avon’s business was consolidated into our consolidated financial information as of December 31, 2020 and for the year ended December 31, 2020 included in this annual report, but is not consolidated or reflected in our consolidated financial information as of and for the year ended December 31, 2019 included in this annual report.

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

On June 30, 2020, our board of directors approved a capital increase of R$2,001.2 million, represented by 62,584,898 common shares, all registered, book-entry and with no par value, as a result of (i) the issuance of 84,898 common shares as a result of the exercise of options to purchase shares granted pursuant to our existing long-term incentive plans and our receipt of the aggregate exercise price paid by option holders in the amount of R$1.2 million and (ii) a private subscription in the amount of R$2,000.0 million with the issuance of 62,500,000 common shares at the issuance price of R$32.00 per share. Immediately after such capital increase, our total share capital was R$6,921.9 million represented by 1,251,392,669. This capital increase was subsequently validated by our shareholders at the extraordinary meeting held on August 27, 2020 and by a meeting of our board of directors held on September 30, 2020. For further information, see “Item 10. Additional Information—B. Memorandum and articles of association—Capital Stock.”

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

On May 3, 2021, Natura Cosméticos issued 4.125% sustainability-linked notes due in 2028 in the aggregate principal amount of U.S.$1,000 million, or the “ESG Notes,” the proceeds of which were used to refinance certain short- and long-term indebtedness of Natura Cosméticos, including the redemption of the entirety of the 5.375% senior notes due in 2023 issued by Natura Cosméticos in 2018. The ESG Notes are guaranteed by Natura &Co Holding S.A. and included two sustainability performance targets, to be met by year-end 2026: (i) reducing scopes 1, 2 and 3 of relative greenhouse gas emissions intensity by 13%; and (ii) reaching 25% of post-consumer recycled plastic in plastic product packaging. Under the terms of the notes, from and including November 3, 2027, the interest rate payable on the notes shall be increased by 65 basis points per annum unless the sustainability performance targets have been satisfied, as confirmed by an external verifier. 2019 is the baseline year for the sustainability performance targets. At the time, the ESG Notes were the largest-ever single sustainability-linked notes issuance by a Brazilian issuer at the time.

On May 28, 2021, Fable Investments, a subsidiary of Natura &Co International S.à.r.L. and a purpose-driven corporate investment vehicle incorporated to support high-growth, differentiated and innovative companies in the beauty and wellness space through minority investments during early stages of their development, concluded its inaugural investment in British perfumer Lyn Harris’s Perfumer H.

On November 11, 2021, our board of directors approved a second share repurchase program. The repurchase program covers the period from November 11, 2021 up to November 12, 2022 and contemplates repurchases of our own shares, including shares represented by ADSs, of up to 37,500,000 (up to 2.72% of the total shares issued by us and up to 4.44% of our outstanding shares). The shares repurchased may be used to meet our obligations from potential exercises of our restricted share programs and stock options, and may also be held in treasury, disposed of or canceled in accordance with applicable law. Purchases will close at market prices, and our management shall decide the moment and number of shares to be purchased, whether in a single transaction or in a series of transactions, subject to the limits set forth in the applicable regulations.

Recent Developments

Impact of COVID-19

Since 2020, we have been closely monitoring the evolution of the COVID-19 pandemic, in order to take preventive measures to minimize the spread of the virus, ensure the continuity of operations and safeguard the health and safety of our personnel. New variants of the virus have emerged against which existing vaccines and acquired immunity may not be effective. Restrictions will likely remain in place or may be reimplemented, suppressing activity, if the contagion does not subside. As a result, we will continue to closely monitor and respond to the effects of the COVID-19 pandemic in the health of our workforce and continuity of our operations.

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
54

  we committed not to adopt any layoff program within the period of 60 days from March 26, 2020;
  closing retail stores for the duration required by governmental authorities;
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
  adjusting our sales cycles;
  daily communication with employees and sales force through e-mails, booklets and live internet presentations;
  measures to make our sales channel more digital, including providing additional digital spaces for our sales force and increasing the number of courses and training;
  sales force events have been canceled, rescheduled or held online;
  wide dissemination of our digital magazine;
  use of emergency funds to assist our sales force;
  preparing sales force leaders to deal with illness, death and other issues relating to COVID-19 that sales teams may encounter;
  monitoring the social impact arising from the fall in our sales forces’ revenue;
  changing the rules applicable to minimum orders and initial kits;
  renegotiating beauty consultants’ payments terms (by extending payment days);
  providing health benefits, telemedicine and aid to our sales force;
  changing transportation routes that we provide to our sales force in order to minimize the need for public transport, and putting in place new cleaning protocols before and after such journeys;
  wide dissemination of wellness, health, meditation and psychological support applications;
  broad disclosure and alerts concerning internet fraud;
  daily monitoring of suppliers, interruptions in supply and available inventory;
  reviewing the media budget available to social matters;
  providing transportation for employees;
  mapping critical processes and identifying critical people and their substitutes;
  supporting IT systems for remote working; and
  monitoring the impact of increased usage of our IT systems.

As described above, we have taken and may continue to take temporary precautionary measures intended to help minimize the impact of the COVID-19 virus on our operations.

We believe that these actions enable us to continue to operate our business despite the ongoing slowdown in economic activity across all sectors and its direct impact on physical retail.

Impact of COVID-19 Going Forward

As of the date of this annual report, we are unable to estimate the extent to which ongoing efforts to curb the spread of the COVID-19 virus and related developments will affect our business, results of operations and financial condition going forward. Furthermore, new variants of the virus have emerged against which existing vaccines and acquired immunity may not be effective, which we expect to continue to impact our business and results of operations going forward. We are planning to review our revenue, investments, expenses, cash outflows and leverage levels, and we are adjusting our relationships with suppliers. The actions outlined above are continuously being reevaluated in light of global developments relating to COVID-19 in Brazil and globally.

See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in Which We Operate—Our business, operations and results have been and may continue to be adversely impacted by COVID-19,” “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations—Impact of COVID-19” and “Item 5. Operating and Financial Review and Prospects—D. Trend Information—Impact of COVID-19 on our Business.”

War Between Russia and Ukraine

The global economy has also been adversely affected by the ongoing war between Russia and Ukraine, which has resulted in significant inflationary pressures, supply chain disruptions and volatility in financial markets.

As a global company, with operations in Russia and Ukraine, our priority is the safety and wellbeing of all our associates, representatives, partners, suppliers, and customers. We are in close contact with the Avon associates based in Ukraine and Russia and The Body Shop franchisee partners in Ukraine in order to support them. A crisis management team is closely monitoring events as this crisis unfolds and our thoughts are with everyone affected by this situation.

Central and Eastern Europe is a relevant region for Avon, for which Russia is the largest market, while Ukraine is an important market for Natura &Co as a whole. Revenues in these two markets represented under 5% of  consolidated revenue in the year ended December 31, 2021, including The Body Shop operations via head franchisees, and 3% of EBITDA in the year ended December 31, 2021.

At a time of war in Europe, we stand in solidarity with all the victims and refugees and seek to ensure the safety and well-being of our teams. We have donated resources to non-governmental organizations acting on the ground, mainly the Red Cross, an international humanitarian network, and are also making product donations to refugees.

The Body Shop and Aesop have suspended operations in Russia. Avon is suspending exports from Russia and is assessing shipments to the market. We strive to provide our representatives with the means to sustain their financial independence, so our local plant will continue to supply their social selling operations. Avon’s Russia manufacturing site predominantly produces for its local market.

Governments and authorities worldwide, including the United States and the European Union, have recently announced sanctions on certain industry sectors and parties in Russia. These and any additional sanctions, as well as any potential responses that may be provided by the governments of Russia or other jurisdictions, may adversely affect our business.

As of the date of this annual report, the ongoing war between Russia and Ukraine has not had a material impact on our business, financial condition and results of operations. We are continuously monitoring the developments to assess any potential future impacts that may arise as a result of the ongoing crisis. Given our operations in Russia and Ukraine, the adverse effects—global or localized—of the ongoing war between Russia and Ukraine, and/or economic sanctions and import and/or export controls to be imposed on the Russian government by the United States, the UK, the EU or others, and the adverse effect on the wider global economy and market conditions could, in turn, have a material adverse effect on our business, financial condition and results of operations.

See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in Which We Operate—The ongoing war between Ukraine and Russia may have a material adverse effect on our business, financial condition and results of operations.”

Capital Expenditures and Divestitures

Our main capital expenditures include investments in opening stores and refurbishing existing ones, enhancing digital technology, product innovation as well as projects that seek to increase our operational efficiency and productivity. In the years ended December 31, 2021, 2020 and 2019, total investments in capital were R$1,398.0 million, R$853.1 million and R$567.9 million, respectively.

Our ongoing capital expenditures consist primarily of investments to enhance digital technology. In 2021, the Company redirected investments to information technology infrastructure, digital and social selling model, to help upgrade Avon platforms, accelerate the integration of Natura and Avon in Latin America and further boost social selling model and the e-commerce go-to-market. Capital expenditures also include opening stores and refurbishing existing ones, product innovation, as well as projects that seek to increase our operational efficiency and productivity.

In 2020, when COVID-19 started to impact our businesses, in the end of the first quarter, we took strict measures to reduce spending, including on capital projects. Based on stronger liquidity levels at the end of the second quarter of 2020, we reinstituted our planned capital spending (in line with levels approved pre-COVID-19), based on the reprioritized set of initiatives described above.

We expect to fund our ongoing capital expenditures principally from our cash flow from operations and funds obtained from third-party sources.

B.    Business Overview

The financial and operating data presented in this section for periods ending prior to January 1, 2020 does not include Avon as our acquisition of Avon closed on January 3, 2020.

Overview

We are a purpose-driven group made up of four iconic beauty companies: Natura, The Body Shop, Aesop and Avon. We are united in the belief that there is a better way of living and doing business, and committed to generating positive economic, social and environmental impact. We are the fourth-largest pure play beauty group in the world with a 2.0% global market share as of December 31, 2021 as a result of our sizeable operations in Asia Pacific, Europe, North America, Oceania and Latin America, according to Euromonitor International data, April 2022 (Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices).

We are a global direct-to-consumer beauty company with approximately 7.3 million consultants (net of the overlap between consultants and representatives who sell both Natura and Avon brands in Latin America, of approximately 380,000) as of December 31, 2021. Of the total net number of consultants and representatives, approximately 1.6 million are Natura consultants and approximately 5.6 million are Avon representatives. We also have over 3,700 owned and franchised stores worldwide as of December 31, 2021, across all brands. We have a strong presence in emerging markets, as well as parts of Europe and Asia. In 2021, we were present in more than 100 countries, had more than 35,000 employees and associates and served more than 200 million consumers. We believe that our expertise in the development, manufacture, distribution and resale of cosmetics, fragrances and personal care products has established our differentiated value proposition to customers and supports our position in the global beauty segment.

In addition to our presence in markets around the world, we have a strong presence in the Latin American beauty and personal care market. We have a strong footprint and leadership in Latin America which forms the basis for our internationalization. We intend to leverage Avon’s footprint to grow Natura in the nine countries in Latin America where Avon is the only one of our brands currently present: Ecuador, Guatemala, El Salvador, Costa Rica, Uruguay, Panamá, Paraguay, Honduras, Dominican Republic. These countries account for 9.5% of the U.S.$54.3 billion beauty and personal care market in Latin America, according to Euromonitor International data, April 2022 (Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices).

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

In 2016, we acquired 100% of Aesop (following the purchase of an initial 65% stake in 2013), a luxury cosmetics company founded in Australia, and in 2017, we acquired The Body Shop, founded in the UK. In May 2019, we announced the agreement for the acquisition of Avon, which closed on January 3, 2020. This 135-year-old company, which created the direct selling model in cosmetics and is well-known globally, helped us to expand our reach over 100 million customers in 73 countries. In addition to new business opportunities, we believe we now have the opportunity to further extend the causes that we advocate, including the campaign against domestic violence, promoting women’s rights and celebrating the invaluable role women have in the construction of society.

Below, we further detail each of our brands:

  Natura: Founded in 1969 in São Paulo, Brazil, Natura is among the world’s 10 largest direct sales companies. Under this brand, the majority of our products are natural in origin, crafted from ingredients from the biodiversity in Brazil and distributed predominantly through direct sales by our consultants and focused on the intermediary market segment, which we refer to as the “masstige” market. We also operate through e-commerce and have an expanded network of owned physical stores, with 72 stores in Brazil and 19 abroad (in France, Malaysia, Argentina, Chile and Mexico) and more than 570 franchise stores as of December 31, 2021.
  Avon: Incorporated in 1916 in New York, United States, with operations since 1886, Avon is a global manufacturer and marketer of beauty and related products. Under this brand, our products are distributed predominantly through direct sales by our representatives for beauty, fashion and home segments focused on mass markets.
  The Body Shop: Founded in 1976 in Brighton, United Kingdom, The Body Shop is a developer, distributor and seller of naturally inspired beauty products, makeup and skin care. Under this brand, we distribute and sell our products based on a franchise distribution model and through our owned shops, home sales, and e-commerce present in 81 countries, outlets, travel retail and third-party franchised channels, and the products are available in major markets. The Body Shop is focused on the masstige intermediary market segment. As of December 31, 2021, we had 2,671 stores.
  Aesop: Founded in 1987 in Melbourne, Australia, Aesop is a luxury cosmetic brand, with a unique portfolio of skin care and hair products, among others. Under this brand, our products are distributed predominantly through signature stores with unique designs, department stores, as well as e-commerce and distributors in 28 countries. As of December, 2021, we had 269 signature stores and 98 counters in department stores.

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

We have also improved our digital sales and e-commerce platforms. In the year ended December 31, 2021, Natura &Co experienced an acceleration in digital social selling and e-commerce, growing approximately 16% as compared to the prior year, in constant currency terms. Aesop’s total online sales amounted to 25% of its revenue, 2.0 times higher than pre- pandemic levels. The Body Shop’s online and At Home channels accounted for 38% of its total sales, as a result of channel rebalancing after retail stores reopening. Social selling continued to grow, with e-brochure revenue up nearly 43% at Avon globally in the year ended December 31, 2021, compared to 2020. At Natura in Latin America, e-brochure sales increased by 48% in 2021, compared to 2020, representing approximately 37% of total digital sales in the year.

We believe that our strategy has been successfully translated into growth in the past three years. We recorded a 66.7% compound annual growth rate between 2019 (prior to our acquisition of Avon) and 2021.

The combination with Avon is expected to result in annual recurring synergies, which we raised from our initial target, including new revenue synergies at Natura &Co LATAM and cost synergies at Avon International. We expect these synergies to come from four key areas, mainly in Latin America: sourcing, manufacturing and distribution, administrative and revenues. Synergies are recurring in nature and we expect them to be fully achieved by the end of 2024. Also, we estimate we will incur non-recurring costs in connection with these synergies each year within the same period. The synergies are expected to enable investments across the group, in three strategic areas: digital and e-commerce; research and development; and brand initiatives. We cannot assure you that we will be able to realize those synergies.

Our distinctive corporate culture, which values our relationships with our customers, our consultants, our suppliers and others, underscores our commitment to generate positive economic, social and environmental impact. For instance, in 2021, we contributed to the conservation of two million hectares in the Amazon, a region in which we maintain relations with over 8,100 families in supplier communities.

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
60

  Global procurement: We believe that our global procurement organization strategy benefits from our scale and enables us to build long-term relationships.
  Multi-channel: We operate via multiple channels and we intend to continuously intensify this, by accelerating our growth in digital platforms, as well as our brands’ geographical expansion.

We believe we have different strategic opportunities for each of our businesses, including, but not limited to: a successful integration of Natura &Co and Avon in Latin America; transforming Avon International and returning it to growth and expanding profitability; increasing multichannel presence and accelerating the business’s digital transformation for Natura; increasing penetration in markets across the globe, including in Asia, notably China (a fast growing premium beauty market, with the launch of Aesop’s first store expected for the end of 2022, combined with a presence in digital platforms and then followed by The Body Shop’s launch); Japan (the world’s third largest beauty market) and Malaysia (where we are piloting an omnichannel market entry strategy under the Natura brand, leveraging The Body Shop’s presence through a head franchisee), as well as to the United States (the largest beauty market in the world) and other key markets leveraging Avon’s footprint to expand both Natura and The Body Shop; and launching innovative products across all brands, including The Body Shop’s new product range with more natural and more sustainable formulations and packaging, and Aesop’s expansion of its fragrances category, as well as continuing The Body Shop’s brand rejuvenation while improving operational efficiency.

In 2020, we set up a legal entity in China. We are aiming at launching an experience center in China to generate demand for our products prior to launching retail operations, and to also roll out our digital and social selling model. In Japan, we acquired The Body Shop operations from a franchisee to strengthen the presence in the country, and Aesop continued to open new stores in key markets. In Malaysia we are piloting an omnichannel market entry strategy under the Natura brand. We launched the Natura &Co digital financial platform in Brazil for Natura consultants in 2020. In 2021 we began rolling this out to Avon in Brazil and Natura in the rest of Latin America, and have since achieved significant levels of adoption among consultants (approximately 340,000 accounts and a total payments volume of R$6.5 billion in 2021, which was greater than our R$4 billion estimate for 2021). We also believe there are opportunities for the expansion of The Body Shop’s At Home channel, which was launched in the U.S. market in the third quarter of 2020, after reporting growth in the UK and Australia, leveraging our social selling expertise to drive growth. Lastly, we have mapped opportunities to register products in partnership with Cruelty Free International to ensure that our stand against animal testing is protected.

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

Our four brands are at different stages of greenhouse gas, or “GHG,” measurement: Natura, Avon, and Aesop have calculated scope 1 and 2 emissions and The Body Shop started the creation of their baseline. For Scope 3 emissions each brand has calculated its level to varying degrees. In 2021 we consolidated the organizational footprints for scope 1 and 2 to calculate and consolidate the footprint for scope 3. Our total GHG emissions for 2020 were 2.402 million tonnes of carbon dioxide equivalent without including the use phase and 5.756 million tonnes of carbon dioxide equivalent including the use phase.

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

For the seventeenth consecutive year, Natura Cosméticos’ stock was included in the B3’s Corporate Sustainability Index. Since 2014, Natura Cosméticos has been listed on the Dow Jones Sustainability Index, or “DJSI,” a benchmark for investors who base their investment decisions on social and environmental aspects. Natura Cosméticos is the only emerging markets company on the DJSI in the Household and Personal Products segment.

Furthermore, for the twentieth consecutive year, Natura Cosméticos presented its Annual Sustainability Report, which has provided unified disclosure of economic, social and environmental results of its operations since 2001. All information related to social responsibility is described in Natura Cosméticos’ annual report, which is drafted in accordance with the GRI G4 framework.

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

That is why Avon has now set even more ambitious targets – to improve packaging sustainability, and further reduce its carbon emissions and water use. Avon is also proud, in 2019, to have become the first global beauty company to end animal testing across all products in every country in which it operates. Avon and the Avon Foundation donated over U.S.$6.7 million in 2021 to causes including the fight against domestic violence, the response to the COVID-19 pandemic response and the fight against breast cancer.

The Body Shop

The Body Shop’s founding principle was to be a force for positive change. This has guided The Body Shop through 40 years of growth, from a one-woman enterprise with a single UK shop to a global business operating in 81 countries. The Body Shop was among the first global businesses to practice fair trade and conduct social and environmental campaigns. These actions continue to drive The Body Shop to be a positive force for change across the world.

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

The Body Shop’s longest running campaign, which began in 1989, focused on actions to end animal testing in the cosmetics industry as The Body Shop was the first cosmetics company to campaign against animal testing. In 2017, 80% of countries had no laws against this practice and so, in response, The Body Shop launched Forever Against Animal Testing alongside Cruelty Free International, a partner non-governmental organization. This award-winning campaign called for a permanent global ban on animal testing in cosmetics and received over eight million petition signatures from customers supporting the call for change. These petitions were presented to the United Nations in 2018. The Body Shop remains committed to continuing to influence decision-makers and other businesses to introduce a ban on cosmetic animal testing everywhere and forever.

Environmental protection is an important element of The Body Shop’s activities, which continues to seek reductions in store energy consumption and source renewable energy wherever possible. Also, through a new philanthropic initiative launched in 2016, The Body Shop launched a program called the World Bio Bridges Mission to raise funds to restore and protect wildlife corridors in damaged or threatened landscapes, to help animals in endangered species reconnect with one another and survive and to enable local communities to live more sustainably. These so-called “bio-bridges” also help trap carbon dioxide that would otherwise contribute to climate change. From 2016 to 2018, £1.6 million was raised for bio-bridges in 11 sites constructed to help protect large areas of habitat in Africa, Asia, Australia, Europe and Latin America.

The Body Shop has received a number of national and international awards recognizing the achievements including Responsible Retailer of the Year at the World Retail Congress in 2018 and the Marie Claire Prix D’Excellence De la Beauté Sustainability Award in 2019 and a Lifetime Achievement Award from Vogue in 2020.

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

Aesop is committed to supporting the communities in which it operates and annually donates 2.5% of its EBITDA to the Aesop Foundation, a philanthropic vehicle supporting the development of literacy and storytelling in marginalized communities. In response to the COVID-19 pandemic in 2021, Aesop supported communities with approximately AUD$3 million in product donations, with a particular focus on family violence support services and front line medical personnel.

Aesop became a Certified B Corporation in 2020, joining a global movement of companies that give equal importance to each of their economic, social and environmental objectives. Since 2018, both Aesop’s Australian and New Zealand operations have been certified carbon-neutral under the Australian government’s Climate Active scheme. Further achievements include obtaining South Pole’s Climate Neutral Company label for all global operations in 2021 and Aesop’s products receiving Cruelty Free International Leaping Bunny approval, the globally recognized gold standard for cruelty-free cosmetic products.

Our Operations

Overview

We believe we have a balanced business model with complementary brands, channels and a broad global footprint based on the diversity of channels and price positioning offered through our brands, ranging from direct selling to retail/digital distribution channels and from mass to prestige price positioning.

Channel and value proposition for consumers (1)

Notes: (1) Based on Company information;(2) Except in Brazil where The Body Shop is positioned above Natura; (3) Cosmetics, Fragrances and Toiletries.

We present below a summary of certain of our key operational and financial highlights:

  In the year ended December 31, 2021, developed markets accounted for 33% of our net revenue, and emerging markets accounted for the remaining 67% (with 42.5% for Brazil, 41.5% for Spanish-speaking Latin America).
  In the year ended December 31, 2021, our revenue was derived from the following categories of products: 32.3% from essential items (i.e., body care, haircare, deodorants and sunscreen), 26.2% from fragrances, 14% from fashion and home products, 11.8% from skincare products, 8.8% from makeup products and 6.9% from other products.

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

The Natura brand uses ingredients which we believe to be unique, sustainable and ethically extracted from Brazilian biodiversity in the manufacture of its products. The formulas used by Natura prioritize the use of vegetable-based renewable raw materials. As of the date of this annual report, to ensure the sustainable stewardship of these ingredients in Brazil, Natura works with 46 communities (40 of which are located in the Amazon region, including one community in Peru and one community in Colombia), generating social development and income for approximately 9,638 families, based on sustainable production chains. We have helped to preserve around two million hectares of forest as of December 31, 2021, with our partnerships with organizations such as the State Secretariat for the Environment of Amapá (Secretaria de Estado do Meio Ambiente do Amapá), the Chico Mendes Institute for Biodiversity Conservation (Instituto Chico Mendes de Conservação da Biodiversidade) and the State Secretariat for the Environment of Amazonas (Secretaria de Estado do Meio Ambiente do Amazonas), in addition to agricultural communities and social organizations of the region. We work with these organizations by developing initiatives that we believe generate positive impacts for conservation, in areas such as “Reserva Extrativista Médio Juruá,” “Reserva de Desenvolvimento Sustentável Uacarí” and “Reserva de Desenvolvimento Sustentável do Rio Iratapuru.”

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

Our e-commerce platform was implemented in Chile in 2015 and in Argentina in 2017. We also believe that the implementation of Natura’s mobile platform has been successful: Natura has approximately 1.8 million consultants using Natura’s digital platforms (mobile application and web-based) in Brazil and other Latin American countries as of December 31, 2021. The mobile application contains a number of features which support consultants’ sales, including allowing order entry and access to sales performance records. As of December 31, 2021, 80.4% of Natura’s consultants were using digital platforms. In addition, for the year ended December 31, 2021, content sharing grew by more than 17% compared to 2020, and the number of orders through the almost 1.5 million consultant online stores increased by 26% compared to 2020.

In 2016, Natura opened physical stores in the city of São Paulo to improve the shopping experience of our consumers.

As of December 31, 2021, Natura had 72 stores in Brazil and 19 outside Brazil (Chile, Argentina, France and Malaysia). In addition, Natura is growing through a franchise model in Brazil, named “Aqui tem Natura.” As of December 31, 2021, Natura had approximately 570 franchised stores in Brazil.

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

  Beauty: consists of skin care, fragrance and color (cosmetics).
  Fashion & Home: consists of fashion jewelry, watches, apparel, footwear, accessories, gift and decorative products, housewares, entertainment and leisure products, children’s products and nutritional products.

Avon’s business is conducted primarily in one channel, direct selling, with a strategy to expand to omnichannel. As of December 31, 2021, Avon’s operations outside the U.S. were conducted primarily through subsidiaries in 54 countries and territories. Outside of the U.S., Avon’s products were also distributed in 24 other countries and territories.

Unlike most of its CPG competitors, which sell their products through third-party retail establishments (e.g., drug stores and department stores), Avon primarily sells its products to the ultimate consumer through the direct-selling channel, with a strategy to expand to omnichannel. Sales of products are made to the ultimate consumer principally through direct selling by representatives, who are independent contractors and not Avon’s employees.

Avon’s principal properties worldwide consist of manufacturing facilities for the production of Beauty products, distribution centers where administrative offices are located and where finished merchandise is packed and shipped to representatives in fulfilment of their orders, and one principal research and development facility located in Suffern, New York.

Since January 2017, Avon’s principal executive offices are located in Northampton, UK. All the floors of its previous principal executive office location at 777 Third Avenue, New York, have been subleased.

In addition, other principal properties measuring 50,000 square feet or more include the following:

  three manufacturing facilities, nine distribution centers and three administrative offices in Avon International; and
  three manufacturing facilities, 10 distribution centers and one administrative office in Avon Latin America.

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

The Body Shop operates 2,671 retail locations in 81 countries as of December 31, 2021. The Body Shop-branded product portfolio includes the following categories of products:

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
67

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

The Body Shop’s owned and franchised stores make up its largest sales channel. Also, The Body Shop has 58 e-commerce platforms and approximately 57,700 consultants, in its at-home (direct sales) channel. The Body Shop is present in 81 countries and had 997 owned stores and 1,674 franchised stores as of December 31, 2021.

The Body Shop’s transformation program includes the acceleration of the omnichannel strategy. In 2021, consumers continued to shift to e-commerce and at-home sales channels, which accounted for 16% and 20% of The Body Shop’s revenue, respectively, representing a 1% and 4% decrease compared to 2020, respectively, and an 8% and 13% increase compared to 2019, respectively.

Despite the reopening of retail stores through 2021, sales through e-commerce and at-home sales channels decreased by 4% and 16%, respectively, compared to 2020, while still presenting a significant growth of 95% and 176%, respectively, compared to 2019. In line with our strategic framework, The Body Shop strengthened its geographic footprint in key markets with the announcement in the second quarter of 2020 of The Body Shop’s acquisition of its business in Japan from a head franchisee (which was completed in the third quarter of 2020), and the entry of The Body Shop’s at-home direct sales channel in the United States. Pursuant to our strategy, we will seek to grow our revenue based on The Body Shop’s at-home direct sales channels. The Body Shop also launched a new website in September 2020 to support the momentum for digital sales.

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

Our major sales channel under the Aesop brand, is through Aesop’s signature stores. Aesop’s signature stores are uniquely designed by renowned architects, aiming to create the best shopping experience for our customers. The Aesop brand’s products also are sold through e‑commerce (both through its own website and other third-party e-commerce platforms such as the T-mall in China and the gifting platform Kakao in South Korea), and in certain department stores. Aesop experienced a significant acceleration in its online sales channel in 2020, adapting its customers’ needs in response to COVID-19 restrictions. As physical trading restrictions were lifted across impacted markets in 2021, retail sales increased by approximately 36% compared to the year ended December 31, 2020. Total e-commerce sales in the year ended December 31, 2021 increased by approximately 14% when compared to the year ended December 31, 2020.

As of December 31, 2021, the Aesop brand was present in Asia, Oceania, Europe, the Middle East and the Americas, in 24 countries directly and four countries through distributors, with 269 signature stores and 98 department stores.

Our Aesop-branded product portfolio includes the following categories of products:

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
  Fragrance: Aesop’s product portfolio includes fragrances for both women and men.
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
  Avon International: Starting in January 2020, following our acquisition of Avon, this segment includes all operations under our Avon brand, except those located in Brazil and Latin America, and has sales operations in 52 countries and territories, and distribution in 24 other countries and territories, as of December 31, 2021;
  The Body Shop International: This segment includes all operations under our The Body Shop brand, except those located in Brazil and Latin America, present in 78 countries, as of December 31, 2021; and
  Aesop International: This segment includes all operations under our Aesop brand, except those located in Brazil and Latin America, and has a direct presence in 24 countries and four countries through distributors as of December 31, 2021, largely in Asia.

Prior to the January 2020 announcement of the acquisition of Avon, our chief executive officer, who is our chief operating decision-maker, managed our operations based on five reportable segments: Natura Brasil, Natura &Co LATAM, The Body Shop, Aesop and others. During the first quarter of 2020, and as a result of the acquisition of Avon, we began to manage our operations based on the following four reportable segments: Natura &Co LATAM, Avon International, The Body Shop International and Aesop International. Previously reported segment information has been recast for all periods presented to reflect the changes in the reportable segments. For further information, see note 25, “Operating Segments,” to our audited consolidated financial statements included elsewhere in this annual report.

Net Revenue by Segment and Share of Net Revenue

The following tables present certain financial and operational indicators for the periods indicated of our Natura &Co LATAM segment:

	For the Year Ended December 31,
	2021(1)	2021	2020(3)	2019(3)
	(in U.S.$)	(in R$)
	(currencies in millions, except as otherwise noted)
Natura &Co LATAM:
Net revenue	4,016.0	22,413.4	20,542.3	9,113.9
Operating profit before financial results(2)	308.9	1,723.7	1,494.9	1,207.8
Net income(2)	213.0	1,188.6	577.7	322.9
Number of consultants (thousands at period end)	4,480	4,480	4,878	1,784.7
Number of owned stores	219	219	200	67

(1)	Solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2021 for reais into U.S. dollars of R$5.581 per U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	The amounts shown above do not include unallocated corporate expenses.
(3)	Information related to Natura &Co LATAM for fiscal years ended December 31, 2019 does not include financial information related to Avon, as the Transaction closed on January 3, 2020.

          The following table presents certain financial and operational indicators of our Avon International segment for the fiscal years ended December 31, 2021 and 2020 since the acquisition of Avon closed on January 3, 2020:

	For the Year Ended December 31,
	2021(1)	2021	2020
	(in U.S.$)	(in R$)
	(in millions, except number of stores)
Avon International:
Net revenue	1,671.6	9,329.3	9,097.4
Operating profit before financial results	(100.0)	(558.3)	(628.8)
Net (loss)/income	(164.7)	(919.3)	(1,213.3)

(1)	Solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2021 for reais into U.S. dollars of R$5.581 per U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for further information about recent fluctuations in exchange rates.

The following table presents certain financial and operational indicators of our The Body Shop International segment for the periods indicated:

	For the Year Ended December 31,
	2021(1)	2021	2020	2019
	(in U.S.$)	(in R$)
	(in millions, except number of stores)
The Body Shop International:
Net revenue	1,043.1	5,821.8	5,332.9	4,028.7
Operating profit before financial results(2)	40.8	228.0	174.0	246.4
Net income(2)	(0.9)	(4.9)	32.4	153.9
Owned stores	997	997	1,049	984
Franchised stores	1,548	1,548	1,590	1,756

(1)	Solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2021 for reais into U.S. dollars of R$5.581 per U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	The amounts shown above do not include unallocated corporate expenses.

The following table presents certain financial and operational indicators of our Aesop International segment for the periods indicated:

	For the Year Ended December 31,
	2021(1)	2021	2020	2019
	(in U.S.$)	(in R$)
	(in millions, except number of stores)
Aesop International:
Net revenue	465.9	2,600.2	1,949.3	1,302.2
Operating profit before financial results(2)	59.0	329.5	338.5	165.4
Net income(2)	34.8	194.2	234.3	92.8
Number of signature stores	268	268	246	247

(1)	Solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2021 for reais into U.S. dollars of R$5.581 per U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	The amounts shown above do not include unallocated corporate expenses.

The following table shows the proportion of our sales revenue accounted for by each of our segments for the periods indicated:

	For the Year Ended December 31,
	2021	2020	2019
Natura &Co LATAM	55.8%	55.6%	63.1%
Avon International	23.2%	24.6%	n.a.
The Body Shop International	14.5%	14.5%	27.9%
Aesop International	6.5%	5.3%	9.0%
Total	100%	100%	100%

Our Production Processes

Natura

In 2021, Natura produced 69.5% of its cosmetics through its own production sites, while 30.5% was manufactured by third parties. In 2020, Natura produced 69.6% of its cosmetics through its own production sites, while 30.4% was manufactured by third parties. In 2019, Natura produced 68% of its cosmetics through its own production sites, while 32% was manufactured by third parties. Natura has three industrial units in Cajamar in the state of São Paulo and an industrial unit in Benevides in the state of Pará.

Natura’s Cajamar facilities were built to allow efficient expansion as our operations grow, thereby ensuring greater economies of scale at the production sites. In 2014, our unit in Benevides, called “Ecoparque,” was built based on sustainable chain concepts, promoting a form of symbiosis between the different companies operating therein and contributing to the development of local communities.

In the year ended December 31, 2021, Natura reached a production volume equal to approximately 66% of its production capacity, compared to 82% in 2020 and 72% in 2019. Given the characteristics of Natura’s commercial model, Natura opted for a manufacturing structure that favored flexibility, thereby allowing Natura to meet spikes in demand influenced by either product promotions that lead to significant changes in normal demand behavior or strategies that offer exclusively prepared packaging for important commemorative dates, such as Mother’s Day or Christmas.

In the year ended December 31, 2021, Natura produced 469 million units internally at Cajamar, in comparison with 487.7 million units in 2020 and 386 million units in 2019. Natura’s soap plant produced 106 million units in the year ended December 31, 2021, compared to 95.4 million units in 2020 and 44 million units in 2019.

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

Of the products manufactured in Brazil, either by Natura or by its partners, 30.6% were exported in year ended December 31, 2021, in comparison with 26.5% in 2020 and 23.9% in 2019.

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

Certain The Body Shop products are being produced at Avon’s operations in Poland, including The Body Shop’s iconic Body Butters line. The Body Butters products produced by Avon in Poland were first sold in April 2021. Preparations for the launch of Body Butters production by Avon in Poland started in November 2019. Close cooperation between Avon and The Body Shop resulted in the relaunch of the Body Butters in new sustainable packaging and new vegan formula with increased naturality and improved moisturizing claims.  In 2021, Avon Operations Poland produced 10% of The Body Shop’s portfolio.

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

Our Distribution Processes

Natura

We distribute Natura-branded products through direct sales channel. We have opted for the direct sales channel due to our belief in the power of sales through relationships, which allows greater interaction between the buyer and the seller, thereby providing a more individualized service. This commercial model has been adopted in Brazil, Argentina, Chile, Peru, Colombia and Mexico. Accordingly, our products are distributed through a network of approximately 2.0 million consultants as of December 31, 2021, as shown in the table below:

	As of December 31,
	2021	2020	2019
	(in thousands)
Consultants(1):
Brazil	1,099.6	1,279.4	1,076.0
Argentina	247.9	249.0	209.5
Chile	93.1	89.7	72.9
Mexico	319.2	285.7	221.9
Peru	111.9	109.8	89.3
Colombia	146.9	145.4	115.2
Total	2,018.6	2,159.1	1,784.8

(1)	Represents the number of Natura consultants at the end of the year that sent orders during the last four of our sale cycles.

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

A new Natura Magazine is released approximately every 21 days with new promotions and launches, thereby forming different sales cycles throughout the year. In each cycle, we send at least one print version of Natura Magazine (except in Argentina) to consultants who placed at least one order in the previous three cycles. The average number of catalogues distributed per sales cycle was 2.3 million and 3.3 million in the years ended December 31, 2021 and 2020, respectively. In order to better communicate and strengthen the relationship with consultants, we are also investing in a mobile application and in the Natura Network (an online business). With these tools, consultants can view Natura Magazine, place orders, receive online training, and check their default status and other activities. We believe digitalization will be crucial for the future performance of our brand and enable Natura to build upon its existing strengths.

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

Products in the Natura Magazine are assigned points based on the suggested retail price. For example, the greater the suggested retail price, the greater the number of points assigned. Consultants may place as many orders as they wish during the sales cycle, as long as the order meets a minimum of 40 points, which is equal to approximately R$170 in terms of suggested sales price as indicated in the Natura Magazine.

In order to improve communication and strengthen our relationships with our consultants, we advanced the digitalization of our relationship sales model. In the years ended December 31, 2021, 2020 and 2019, approximately 1.8 million, 1.7 million and 1.6 million, respectively, consultants from Brazil and other Latin American countries used our digital platform, which is available in both a mobile and web browser format.

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

Avon

During 2021, we had sales operations in 54 countries and territories, and distributed products in 24 other countries and territories.\

Unlike most of its CPG competitors, which sell their products through third-party retail establishments (e.g., drug stores and department stores), Avon primarily sells its products to the ultimate consumer through the direct-selling channel, with a strategy to expand to omnichannel. Sales of products are made to the ultimate consumer principally through direct selling by representatives, who are independent contractors and not employees of Avon. As of December 31, 2021, Avon had approximately 5 million Active Representatives (calculated as the number of representatives submitting an order in a sales campaign, totaled for all campaigns during the year ended December 31, 2021 and then divided by the number of campaigns). Representatives earn by purchasing products directly from Avon at a discount from a published brochure price and selling them to their customers, the ultimate consumer of Avon’s products. Representatives can start their Avon businesses for a nominal fee or, in some markets, for no fee at all. Avon generally has no arrangements with end users of its products beyond the Representative, except as described below. No single Representative accounts for more than 10% of Avon’s net sales globally.

Sales through Representatives accounted for 96% of Avon’s net revenue for the year ended December 31, 2021.

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

The recruiting or appointing and training of representatives are the primary responsibilities of independent leaders supported by zone managers. Depending on the market and the responsibilities of the role, some of these individuals are Avon’s employees and some are independent contractors. Those who are employees are paid a salary and an incentive based primarily on the achievement of a sales objective in their district. Those who are independent contractors are rewarded primarily based on total sales achieved in their zones or downline team of recruited, trained and managed representatives. Personal contacts, including recommendations from current representatives (including the sales leadership program) and local market advertising constitute the primary means of obtaining new representatives. The sales leadership program is a multi-level compensation program which gives representatives, known as independent leaders, the opportunity to earn discounts on their own sales of Avon’s products, as well as commissions based on the net sales made by representatives they have recruited and trained. This program generally limits the number of levels on which commissions can be earned to three. The primary responsibilities of independent leaders are the prospecting, appointing, training and development of their downline representatives while maintaining a certain level of their own sales. As described above, the Representative is the “store” through which we primarily sell Avon’s products and, given the high rate of turnover among representatives, which is a common characteristic of direct selling, it is critical that Avon recruits, retains and services representatives on a continuing basis in order to maintain and grow its business.

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

  Owned Stores: Owned stores accounted for approximately 43%, 39% and 57% of our net revenue for the years ended December 31, 2021, 2020 and 2019, respectively. We currently operate with a network of 997 stores located in Europe, Asia and Oceania, and North America.
  E-commerce: Online sales accounted for approximately 16%, 16% and 8% of The Body Shop’s net revenue in the years ended December 31, 2021, 2020 and 2019, respectively.
  At-home: At-home sales accounted for approximately 20%, 24% and 7% of The Body Shop’s net revenue in the years ended December 31, 2021, 2020 and 2019, respectively.
  Head Franchise and Subfranchise Markets: Head franchise markets refer to territories where our operations are run by a third party, “Head franchisee.” Some of these markets are Master franchisee grants with a right to grant subfranchises. Most third-party franchise markets are direct franchisee agreements only. In certain markets, the franchise grant is also extended to franchisee e-commerce, third-party e-commerce, and selective wholesale within department stores. In head franchise markets, we sell our products under The Body Shop brand via a network of 1,674, 1,696 and 1,865 stores (as of December 31, 2021, 2020 and 2019, respectively) operated by third-party franchisees. Generally, the head franchise contract is signed for a term of 10 years (with an option for five years’ renewal). We have a strong and long-standing relationship with our head franchisees. Subfranchise consists of a network of countries where we operate directly. Head franchise markets and subfranchise markets accounted for approximately 18%, 18% and 25% of our net revenue for the years ended December 31, 2021, 2020 and 2019, respectively. In-store and country-specific costs (including personnel and rent) and capital expenditure are supported by the third-party franchisees. As a result, our franchise markets generate a competitive margin compared to other channels.
  Other Channels: This includes wholesale channel which accounted for approximately 3%, 2.4% and 3% of net revenue for the years ended December 31, 2021, 2020 and 2019, respectively.

Aesop

Aesop operates largely with a direct-to-consumer retail sales model with Aesop brand products sold across 24 countries (23 as of both December 31, 2020 and 2019) directly and four countries through distributors as of December 31, 2021, as well as both December 31, 2020 and 2019, in Oceania, Asia, Europe and the Americas, primarily through signature stores and department stores.

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

While Aesop takes a customer-centric view of its business, the sales channels through which Aesop serves its customers can be broken down as follows:

  Signature Stores: Signature stores remain the primary sales channel despite a COVID-19 driven channel shift towards Digital, contributing 50%, 46% and 60% of total sales in the years ended December 31, 2021, 2020 and 2019, respectively, through 269, 247 and 247 locations as of December 31, 2021, 2020 and 2019, respectively.
  Department Stores: Aesop operates through 98 department store counters, which range from counters to larger “store in store” formats. Department store relationships are either on consignment or wholesale terms and total department store sales contributed 20%, 20% and 23% of total sales in the years ended December 31, 2021, 2020 and 2019.
  Digital: Aesop operates its own online channel, Aesop.com, and through the third-party channel Tmall, an online channel in mainland China and Hong Kong, and Kakao, an online gifting platform in Korea. This channel represented 22%, 24% and 8% of total sales in the years ended December 31, 2021, 2020 and 2019, respectively.
  Wholesale: Aesop sells through a number of other wholesale channels, including through third-party online resellers, amenity accounts with hotels and restaurants, as well as other physical multibrand retailers. This channel represented 8%, 10% and 9% of total sales in the years ended December 31, 2021, 2020 and 2019, respectively.

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

Distribution centers are highly automated and equipped with cutting-edge sorting technology, consuming very little energy, and thereby contributing to productivity gains and reducing the cost of each order. The distribution center infrastructure is capable of handling an order volume from consultants in accordance with the minimum order size (40 points, equal to approximately R$170.00 in suggested resale price), even if the order comprises a smaller number of items.

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

All deliveries are tracked in order to ensure service levels are met and compliance with contracts. In Brazil, the delivery time for consultants from the time they submit the order is five days on average. In the fiscal years ended December 31, 2021, 2020 and 2019, 68.5%, 65.4% and 64.5% of all orders were delivered within five days, respectively.

Avon

Avon’s principal properties worldwide consist of manufacturing facilities for the production of Beauty products, distribution centers where administrative offices are located and where finished merchandise is packed and shipped to representatives in fulfilment of their orders, and one principal research and development facility located in Suffern, New York.

Since January 2017, Avon’s principal executive offices are located in Northampton, UK. All the floors of its previous principal executive office location at 777 Third Avenue, New York, New York have been subleased.

In addition, other principal properties measuring 50,000 square feet or more include the following:

  three manufacturing facilities, nine distribution centers and three administrative offices in Avon International; and
  three manufacturing facilities, ten distribution centers and one administrative office in Avon Latin America.

The Body Shop

We have eight regional distribution centers dedicated to the delivery of our products under The Body Shop brand: two in the United Kingdom, one in Germany, one in Singapore and one in the United States. We also have distribution centers located in Hong Kong, Japan and Australia. Five of these centers are third-party providers located in Germany, Singapore, Hong Kong, Australia, and Japan, and three are operated by The Body Shop (two in the United Kingdom and one in the United States). A new satellite UK distribution center has been established under short-term lease in 2020, in order to manage significant acceleration of e-commerce and at-home (direct sales) demand during the COVID-19 global pandemic.

Our UK distribution center acts as The Body Shop’s global hub for finished product inventory, thereby allowing for management of supply to different distribution centers in accordance with the demand in each region. All management is supported by advanced demand planning systems centrally from the UK supply chain.

The UK distribution center (including the satellite distribution center) manages five channels: e‑commerce, at-home (direct sales), company markets, wholesale markets and franchise. The main UK distribution center is equipped with cutting-edge sorting technology, is highly automated and consumes very little energy, thereby contributing to productivity gains and reducing the cost of each order. The Asia Pacific franchise markets are shipped from the UK distribution center as well as from the Singapore distribution center.

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

The Japan business uses Hitachi as their third-party logistics provider supporting company stores and e-commerce channels.

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

Aesop’s logistics network is currently as follows:

  Australia: one central distribution warehouse (Melbourne); and
  International: eight regional distribution centers located in the United States (supplying the United States and Canada), the Netherlands (supplying Europe), Hong Kong (supplying Hong Kong and Macau), Taiwan, Singapore, South Korea, Japan and Brazil.

Suppliers

We value quality relationships with our suppliers, many of whom have been supplying our Natura brand for more than 20 years. Our supplier relationships are guided by our Code of Conduct for Suppliers, released in 2014 and reviewed in 2020 to serve as one single document for the whole Natura &Co group. This document is an expansion of our Relationship Principles from 2007, providing guidelines for social, environmental and quality aspects, describing our supplier network’s expectations and reflecting our commitment to the well-being of our partners, our people, our society and our planet.

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

Our Natura-brand relies on a diverse supplier base. This base is divided among suppliers for outsourcing (finished products), suppliers for productive input (biodiversity assets, raw materials and packaging material) and suppliers for indirect materials and services. As of December 31, 2021, we had 4,667 active suppliers in productive input and in indirect materials and indirect services. Of these, 213 partners accounted for 84% of our purchasing volume during the period. As of December 31, 2020, we had 5,574 active suppliers in productive input and in indirect materials and indirect services. Of these, 269 partners accounted for 80% of our purchasing volume during the period. As of December 31, 2019, we had 10,943 active suppliers in productive input and in indirect materials and indirect services. Of these, 291 partners accounted for 80% of our purchasing volume during the period.

Our main suppliers for the Natura brand include: IFF Essencias E Fragrancias Ltda., Givaudan Do Brasil Ltda., Companhia Refinadora Da Amazônia, África Ddb Brasil Publicidade Ltda., FEDEX Brasil Logística e Transporte, PREBEL SA, Wheaton Brasil Vidros, Symrise Aromas e Fragâncias Ltda., DPZ&T Comunicações S.A, Accenture do Brasil Ltda., Fareva Desenvolvimento & Fabricação and Albea Do Brasil Embalagens Ltda.

For the year ended December 31, 2021, we had 163 key suppliers, which represented 55% of our total spending with suppliers. For the year ended December 31, 2020, we had 241 key suppliers, which represented 62% of our total spending with suppliers. For the year ended December 31, 2019, we had 198 key suppliers, which represented 55% of our total spending with suppliers. Specifically, for these suppliers, we have adopted the QLICAR (Quality, Logistics, Innovation, Competitiveness, Environmental, Social and Relations) Program, a corporate program that, through a sustainable performance management model, seeks to create and improve a highly competitive supply chain and to build long-lasting relationships with strategic suppliers. This program focuses on the development of suppliers by evaluating critical indicators of level of service, as well as social and environmental questions, in line with our sustainable supply chain strategy. Under this program, suppliers are evaluated using traditional criteria such as quality and competitiveness, in addition to investments and long-term social and environmental impact. This program acknowledges the evolution of our commercial partners through the QLICAR Prize, which is awarded annually.

When managing our supplier risk under the Natura brand, we consider market, financial, social, environmental, occupational health and safety and quality factors, in addition to other legal requirements. As of December 31, 2021, 2020 and 2019, Natura identified 357, 241 and 419 eligible suppliers, respectively, in our evaluation and risk control process. This reduction is due to safety measures related to the COVID-19 pandemic. From audits to development of plans for continuous improvement, as of December 31, 2021, 2020 and 2019, 126, 64 and 41 suppliers, respectively, showed improvement and 118, 39 and 55 suppliers, respectively, displayed aspects that could reduce their negative impact in the society, respectively. These aspects include actions with differing levels of impact (high, medium and low).

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

We believe that these relationships contribute to our corporate strength and economic diversification and foster sustainable development in the regions where we operate. As of December 31, 2021, Natura had 46 community partners, contributing to the well-being of approximately 9.6 thousand families. As of December 2020, Natura had 40 community partners, contributing to the well-being of approximately 8.3 thousand families (approximately 6.2 thousand, 5.7 thousand and 5.3 thousand in 2019, 2018, and 2017, respectively).

In addition to purchasing inputs, Natura has established contracts for the sharing of benefits, and in some cases, providing financial or development support to suppliers and their productive chains. The table below shows the amount of funds that were allocated to partner communities and the number of communities and families impacted for the periods indicated:

	For the Year Ended December 31,
	2021	2020	2019
	(in thousands of R$)
Supply(1)	24,884	15,123	12,909
Sharing of benefits(2)	8,598	7,866	14,951
Carbon credits(3)	—	—	—
Use of image(4)	—	—	14
Infrastructure support(5)	—	4,473	717
Training(6)	—	401	156
Technical services(7)	—	58	214
Forest services(8)	7,334	—	—
Social and environmental initiatives(9)	2,636	—	—
Environmental services(10)	628	—	—
Studies(11)	—	4,953	4,538
Total assigned to the communities	44,081	32,875	33,499

(1)	Acquisition of materials from the social biodiversity to be used in Natura products.
(2)	Amounts paid in benefit sharing to communities that provided genetic heritage and/or associated traditional knowledge of a species of Brazilian biodiversity.
(3)	Carbon credits acquired from supplying communities, with no amount allocated in 2021.
(4)	Amount paid for using image of members of communities in institutional or marketing disclosure materials. The total amount paid in 2021 was zero.
(5)	Financial support for projects of local infrastructure development, particularly those related to efficiency and value creation for supply chain.
(6)	Training program on organization development management, technical exchanges, best production practices, health and work environment safety.
(7)	Technical services: All support services provided to the supplying communities by both external parties and Natura consultants.
(8)

Includes resources applied to communities in infrastructure, training, research and development and use of image (i.e. payments made to members of the local community for the use of their image in the promotion of our environmental initiatives) .

(9)	Includes investments applied to education, community health, digital inclusion, recycling and gender equity.
(10)	Payments made as carbon credits (insetting and offsetting) and payment for environmental services.
(11)	Studies: Diagnose planning, management planning, mapping, field research, loyalty and satisfaction surveys.

Natura monitors its community partners through Embrace, a monitoring and development program similar to the program for regular suppliers but focused on rural suppliers instead. The program was revised in 2014 and applied in 2015, implementing a system to verify the social and biodiversity input chains based on the principles of ethical bio trade of the Union for Ethical Bio Trade. By monitoring actions to improve the social and biodiversity input chains, Embrace fosters the improvement of our production and chains and the preparation of communities with the market in general.

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

Relationships between The Body Shop and suppliers are guided by Natura &Co’s Code of Conduct policy for sourcing final products and services and The Body Shop’s Sustainable Sourcing Charter for the Community Fair Trade program and natural materials. The Natura &Co Global Supplier Code of Conduct is based on internationally recognized standards and frameworks such as the United Nations, or “UN,” Universal Declaration of Human Rights, the United Nations Guiding Principles on Business and Human Rights, the International Labor Organization, or “ILO,” Declaration on Fundamental Principles and Rights at Work, the ILO Declaration on Multi-National Enterprises, the Ethical Trading Initiative Base Code, the UN Global Compact, the UN Women’s Empowerment Principles, the UN Convention on Biological Diversity/Nagoya Protocol, the Science Based Targets initiative and the Ellen MacArthur Foundation. The Body Shop’s purchasing practices and supplier reviews incorporate ethical trade. In addition to fair prices, our community fair trade partners also benefit from favorable trading terms under The Body Shop’s sustainable sourcing charter. The Body Shop works globally with a diverse supply base of over 3,902 commercial partners. This supply base is divided among goods for retail, nonretail goods and services, ingredients and packaging and community fair trade suppliers. The Body Shop has no manufacturing facilities, developing and purchasing all of our goods for retail from third-party manufacturers. These 29 manufacturers are located around the world, 10 of which account for approximately 85% of our finished goods purchases by value. The Body Shop has robust development, innovation and manufacturing agreements with our suppliers allowing us access to global innovation, meeting our customers’ demand for high quality, sustainable and affordable on trend products. The Body Shop stipulates the formulation criteria including aspects as our ban on animal testing, inclusion of community fair trade raw materials and use of sustainable mica and palm oils.

The Body Shop’s main suppliers include Fareva Fillcare, Meiyume, S&J International, Avon (Poland), Cosmint SpA, Tatra Spring, Cosmeva, Meiyume Thailand, Soapworks Limited and BCM Ltd.

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

Procurement at The Body Shop is a globally integrated department, working in four sub-teams covering goods for retail, nonretail goods and services, packaging and raw materials and sustainable sourcing. Following the acquisition of Avon by Natura &Co, procurement at The Body Shop has been integrated with Natura &Co’s procurement, forming a single global function. Beyond the creation of a common team, the first steps in this initiative have included the development of common procurement policies, savings methodologies and the launch of shared tenders covering IT, travel and logistics sourcing strategies.

Long-Term Commitment to Trading Fairly

The Body Shop has a long history of ethically sourcing ingredients, gifts and accessory items. The Body Shop pioneered fair trade in the cosmetics industry in 1987, launching its “Trade Not Aid” sourcing program—now called Community Fair Trade. Community Fair Trade is The Body Shop’s bespoke fair trade program, which is independently verified by Ecocert (an inspection and certification organization, founded in France in 1991). Today, the program reaches 19 producer groups (such as cooperatives, or small and medium sized enterprises) across 15 countries worldwide.

The Body Shop has traded with over 60% of its Community Fair Trade suppliers for more than 10 years. This also provides for the unique opportunity to jointly develop solutions to socio-economic and environmental issues together.

Responsible Procurement and Sustainable Materials

The Body Shop is part of the Natura &Co group. In 2020, a sustainable operations department reporting to Natura &Co’s Chief Operating Officer, and comprising sustainable materials and responsible procurement, was created. This department is headed by the Global Director of Sustainable Operations and is responsible for leading the delivery of Natura &Co’s Sustainability Commitment 2030. Natura &Co’s Commitment to Life sets out bold targets for the next decade to help tackle some of the world’s most pressing issues, such as addressing the climate crisis and protecting the Amazon, ensuring equality and inclusion, and shifting our business towards circularity and regeneration.

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

The Body Shop frames its responsible procurement program around the Human Rights Due Diligence Framework, or “HRDD,” a framework adopted by the United Nations Guiding Principles on Business and Human Rights, which allows a deeper understanding of relevant labor risks in supply chains and activities of priority due diligence in the sphere of human rights. Importantly, the HRDD informs responsible sourcing and current and future activity to identify, and if found, to mitigate or resolve instances of labor exploitation in our business or supply chains.

In 2021, The Body Shop further developed its Human Rights Due Diligence efforts by prioritizing sectors such as logistics, store cleaning and labor providers. In 2020, The Body Shop became a sponsor of the Responsible Recruitment Toolkit to provide suppliers with free access to self-assessment frameworks and capacity building tools designed to enable the implementation of responsible recruitment practices.

In 2021, Natura & Co Holding developed a Human Rights Statement, our commitment to defend Human Rights and to be Human-Kind, which was unanimously approved by the board of directors of Natura &Co Holding and which can be applied to Natura &Co’s Holding (including The Body Shop), operations, supply chains and other relevant functions.

Supply chain transparency and raw material traceability are vital in helping businesses to assess risk, and to prevent, identify and address modern slavery and other social and environmental risks. The Body Shop continues to increase the transparency of its complex global supply chains, including for raw material and service providers. The Body Shop has systematically mapped 527 natural and naturally derived raw materials to country of origin, sourced from more than 220 second-tier suppliers. This helps the business to understand and analyze any social, environmental and modern slavery risks relating to their origins.

Access and Benefit Sharing

Access and benefit sharing has become a key focus for the business. The Body Shop worked with Natura and suppliers in Brazil, South Africa and India to comply with the international principles of Access and Benefit Sharing (ABS), which refers to the way in which genetic resources may be accessed, and how the benefits resulting from their use are shared between the people or countries using the resources (users) and the people or countries that provide them (providers). In Brazil, for example, this involved direct negotiations with worker representatives (the board of a producer cooperative) in the Community Fair Trade supply chain of babassu oil (a vegetable oil used in some of The Body Shop’s products) to agree on access and benefit sharing arrangements. In 2020, a direct payment of £42,172 was for the benefit of 566 beneficiaries in support of sustainable agricultural development in the producer community.

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

The main component and ingredient suppliers are Visy Pet Pty Ltd, Techpack Pty Ltd, Norquest Brands Pvt. Ltd., Watermark Products, Gunn & Taylor Printers Pty Ltd, Le Nez Limited, Dutjahn Sandalwood Oils Pty Ltd, Linhardt GmbH & Co. KG, Sasu Listen to Material, Sunoprod S.R.L and Metallgiesserei Wilheml Simon GmbH.

Major Clients

For the years ended December 31, 2021, 2020 and 2019, we did not have any client or consultant that accounts for more than 10% of our consolidated net revenue, when considering all our business segments in existence during such periods.

Certain Agreements With Third Parties

We enter into agreements with third parties in the ordinary course of business to fund our activities, manufacture and distribute our products and other matters.

Financing Agreements

For a description of the main agreements comprising our short- and long-term indebtedness as of December 31, 2021, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”

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

In March 2020, Avon signed an agreement to sell the China Wellness Plant for a total selling price of U.S.$6.6 million before expenses. In August 2020, the sale of the China Wellness Plant was completed and the full amount involved was collected. The transaction generated proceeds of U.S.$1.5 million before tax. The proceeds represent the difference between the net proceeds (after associated expenses) and the carrying value of the China Wellness Plant on the date of sale.

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

In September 2021, Avon completed the sale of its Spanish distribution center for a total selling price of U.S.$14.7 million, the proceeds of which are presented as investing activities in the consolidated statement of cash flows.

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

Some of the raw materials, packaging materials and finished products that our brands purchase from suppliers have their prices impacted by fluctuations in inflation and also supply chain challenges due to the COVID-19 pandemic. In addition, the business is impacted by foreign currency exchange rates with respect to imported items.

We may not always be able to insulate our final customers from these fluctuations or to pass on cost increases to our final customers.

Overview of Global Market

We operate under the Avon, Natura, The Body Shop and Aesop brands in the cosmetics, fragrances and toiletries, or CF&T, market. This sector totaled U.S.$ 529.8 billion globally in the year ended December 31, 2021, according to Euromonitor International (Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices), with an average annual growth of 3.9% from 2016 to 2021.

The following figure shows the size and growth of the global beauty and personal care market over the periods indicated.

Source: Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices.

The following figure shows the compounded annual growth rate of the beauty and personal care market in selected markets over the periods indicated.

Source: Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices.

* Data for European Union do not consider Cyprus, Luxembourg, and Malta.

The table below shows global CF&T market data by category.

Global Market by Category (U.S.$ billions)	2021	2020	2019	CAGR (2019–2021) %
Total**	529.8	494.4	501.8	2.8%
Skin care	154.9	144.0	144.0	3.7%
Hair care	83.4	78.6	77.1	4.0%
Color cosmetics	65.9	60.8	73.0	(5.0)%
Bath and shower	48.5	49.0	40.9	8.8%
Oral care	51.6	48.9	47.3	4.4%
Men’s grooming	51.2	47.7	50.2	1.0%
Fragrances*	53.6	45.6	50.5	3.0%
Deodorants	21.5	20.4	21.1	0.9%
Baby and child-specific products	20.5	19.1	18.3	5.9%
Sun care	12.4	11.0	12.1	1.4%
Depilatories	4.7	4.5	4.5	2.0%

Source: Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP, including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices.

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

Our leadership as the fourth-largest pure play beauty and personal care company in the world is evidenced (Natura &Co analysis based on Euromonitor International) by our 2.0% global market share for Natura &Co according to Euromonitor International data, April 2022, with significant room for expansion. We are present in emerging markets such as Asia Pacific and Latin America, which combined represent approximately 46% of the global retail value in 2021, according to Euromonitor International (Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices), which we believe puts us in a position to capture growth in the short term.

We are number one in the beauty and personal care segment in Brazil and Latin America, and have top three positions in fragrances, skin care and color cosmetics categories in other markets such as the Czech Republic, Philippines, Poland, Romania, South Africa, UK and Turkey, as shown below:

Source: Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices.

* Natura &Co data compilation of Euromonitor’s adult fragrances plus baby and child-specific toiletries.

Asia Pacific is the most relevant region in the world with its massive consumption of beauty and personal care products totaling 36% of global sales, whereas North America, Western Europe and Latin America together account for 51%, according to Euromonitor International (Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices). Natura & Co derived approximately 11.8% of its net revenues from Asia and Oceania operations in the year ended December 31, 2021 (according to our financial statements as of and for the year ended December 31, 2021 included elsewhere in this annual report). Asia Pacific is driving growth in the global market and has also been a source of innovation in the space, with relevant research and development activity mostly focused on natural products and/or no animal testing.

The CF&T market uses various distribution models that reflect the characteristics of each regional market and the manner in which each regional market has been organized over the years. In Latin America, for example, there is greater adherence to the direct selling model, which is approximately 3.5 times higher than the world average. Meanwhile, developed countries show greater adherence to specialized retail, department stores and internet sales. The following table shows the percentage of each distribution model used in each macro-region for the market as of December 31, 2021:

Distribution by Region	Latin America	North America	Asia Pacific	Australasia	Western Europe	Eastern Europe	Middle East and Africa	Global Average
	(% total regional market)
Health and Beauty Specialists	26.2%	28.0%	24.0%	33.8%	44.2%	39.7%	34.6%	30.6%
Grocery Retailers	37.5%	21.0%	26.0%	36.7%	32.4%	31.7%	45.7%	29.2%
E-commerce	4.7%	21.9%	26.1%	11.2%	12.1%	14.2%	5.0%	18.0%
Mixed Retailers	3.5%	18.9%	14.0%	13.7%	5.8%	1.5%	5.6%	11.2%
Direct Selling	25.7%	5.7%	6.2%	2.2%	2.5%	9.7%	3.2%	7.2%
Others	2.5%	4.5%	3.8%	2.3%	3.0%	3.2%	5.9%	3.8%
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Source: Euromonitor International Limited, Beauty and Personal Care, April 2022, distribution, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices.

The following chart compares the penetration of direct selling in Latin America’s most relevant markets with the world’s average.

Source Figure 1: Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices.

Source Figure 2: Natura &Co based on Euromonitor International Limited, Beauty and Personal Care, April 2022, distribution, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices.

In the global market, the online model has shown the greatest growth rates over the last three years, increasing its market share from 12.3% in 2019 to 18.0% in 2021, with estimated CAGR from 2021 to 2026 of 7.5%, as demonstrated below:

Source: Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices.

Brazil is the world’s fourth largest CF&T market, according to Euromonitor International (Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices), as set forth in the following table.

Total Cosmetics, Fragrances and Toiletries Market by Country (in U.S.$ billions)	2021	2020	2019	CAGR (2019–2021)
World	529.8	494.4	501.8	2.8%
Top 10	342.2	321.4	325.1	2.6%
USA	102.6	92.7	94.0	4.5%
China	88.8	80.9	75.2	8.7%
Japan	33.0	33.8	38.7	(7.7)%
Brazil	23.1	22.7	21.7	3.2%
Germany	20.4	20.3	20.7	(0.7)%
United Kingdom	17.6	17.1	18.3	(2.0)%
France	15.5	15.3	16.2	(2.0)%
India	15.4	14.1	14.1	4.5%
South Korea	13.8	12.8	13.8	(0.1)%
Italy	12.2	11.7	12.5	(1.3)%

Source: Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices.

Overview of the Latin American Market

In addition to our global footprint, we have a leadership position in the Latin American beauty and personal care market. Our ability to reach a broad universe of customers through our omnichannel and multibrand operations results in an 12.3% market share in the region in 2021 (table market share when compared to 2020’s revised market share by Euromonitor International, it being understood that the market share for 2020 is a data compilation by Natura &Co, which combines the market share of Natura &Co and Avon), based on Euromonitor International data (Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices). We have a strong footprint and leadership in Latin America, which forms a backbone for our internationalization. We intend to leverage Avon’s footprint to grow Natura in the nine countries in Latin America where among our brands, only Avon is currently present. These countries are Ecuador, Guatemala, El Salvador, Costa Rica, Uruguay, Panamá, Paraguay, Honduras and the Dominican Republic, which represent 10% of the US$54.3 billion beauty and personal care market in Latin America.

In Latin America, the CF&T market grew by an average of 3.7% annually from 2016 to 2021, according to Euromonitor International (Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices). The below table shows CF&T market data for the region and annual growth for the period from 2019 to 2021.

Cosmetics, Fragrances and Toiletries Market in Latin America	2021	2020	2019	CAGR 2019–2021
Market Value (US$ Billion, Retail Value RSP)	54.3	50.3	50.8	3.3%
Growth compared to the previous year (%)	7.8%	(1.0)%	3.7%	—

Source: Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices.

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

Source Series 1: Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices.

Source Series 2: Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices.
***Data for the European Union do not consider Cyprus, Luxembourg and Malta.

Brazil and Mexico together represent 61% of the Latin American market in the year ended December 31, 2021, according to Euromonitor International data, April 2022. The following table shows the size of selected cosmetics, fragrances and toiletries markets for the periods indicated.

Size of Cosmetics, Fragrances and Toiletries Market (U.S.$ billion, retail value RSP)
Cosmetics, Fragrances and Toiletries Market in Latin America	2021	2020	2019	CAGR (2019–2021)
Latin America	54.3	50.3	50.8	3.3%
Brazil	23.1	22.7	21.7	3.2%
Mexico	10.2	9.3	9.8	1.9%
Argentina	4.1	2.8	1.9	45.3%
Chile	3.7	3.0	3.0	11.6%
Colombia	2.5	2.4	2.7	(3.4)%
Peru	2.2	2.0	2.2	(0.4)%

Source: Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices.

Natura& Co is the largest player in Latin America with a 12.3% market share in 2021, based on Euromonitor International (Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices). Natura& Co’s share was stable between 2020 and 2021, while players 2, 3 and 5 lost share. We also rank first in the following key categories in the region in 2021: fragrances (based on a Natura &Co data compilation of Euromonitor’s adult fragrances plus baby and child-specific toiletries) with 23.6%, body care with 26.5%, skin care with 18.2% and color cosmetics with 14.8%.

Source: Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices.

* Natura &Co data compilation of Euromonitor’s adult fragrances plus baby and child-specific toiletries.

Overview of the Brazilian Market

The Brazilian beauty and personal care market is the fourth largest in the world, only after the U.S., China and Japan, representing a total addressable market of U.S.$23.1 billion in the year ended December 31, 2021, according to Euromonitor International data, April 2022.

As a sizeable market with geographic and demographic diversity, Brazil presents an opportunity for players to test different products, income targets and channels with its 213 million potential customers, according to the IBGE census for 2021.

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

The table below shows market size and growth for the last three years according to both sources. For operations in Latin America, we only use Euromonitor International metrics:

Brazilian Cosmetics, Fragrances and Toiletries Market ABIHPEC*	2021	2020	2019
Market size (R$ billion)	57.4	59.0	55.7
Growth over previous year (%)	(2.8)%	5.9%	4.2%

Brazilian Cosmetics, Fragrances and Toiletries Market Euromonitor International**	2021	2020	2019
Market size (U.S.$ billion, retail value RSP)	23.1	22.7	21.7
Growth over previous year anterior (%)	1.7%	4.7%	4.0%
Natura &Co Market Share (%)	16.1%	17.0%	12.0%

*

Since the third quarter of 2014, a few significant companies stopped reporting their data to ABIHPEC, which could significantly affect the quality of statistics, thus we decided not to report this historical information.

**

Source: Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices.

Analyzing the market using the Euromonitor International methodology, the table below shows that the CF&T market in Brazil is concentrated in the fragrance and hair care categories:

Brazilian Market by Category (U.S.$ billions)	2021	2020	2019	CAGR (2019–2021, %)
Total**	23.1	22.7	21.7	3.2%
Fragrances*	5.7	5.5	5.2	5.2%
Men’s grooming	4.6	4.5	4.5	1.4%
Hair care	4.3	4.3	4.1	2.5%
Skin care	2.8	2.8	2.5	6.5%
Deodorants	2.1	2.1	2.2	(3.0)%
Oral care	2.1	2.0	1.9	7.1%
Bath and shower	2.0	1.9	1.6	12.7%
Color cosmetics	1.7	1.8	1.9	(5.0)%
Baby and child-specific products	1.1	1.0	1.0	3.9%
Sun care	0.7	0.7	0.7	(2.0)%
Depilatories	0.1	0.1	0.1	(4.9)%

Source: Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices.

*	Natura &Co data compilation of Euromonitor’s adult fragrances plus baby and child-specific toiletries.
**

The sum of all categories is greater than market size because of double counting in men’s bath and shower, men’s deodorants, men’s hair care, men’s skin care, men’s fragrances, color cosmetics sets/kits, skin care sets/kits, fragrances sets/kits and baby and child-specific sun care categories

The beauty and personal care market in Brazil posted 3.8% CAGR during the 2016-2021 period, mostly driven by skin care and fragrances (based on a Natura &Co data compilation of Euromonitor’s adult fragrances plus baby and child-specific toiletries) categories with a 7.1% and 7.2% CAGR in the period, respectively. Considering the period 2019-2021, CAGR was 3.2%, mostly driven by bath and shower and skin care categories with a 12.7% and 6.5% CAGR in the period, respectively. Whereas these segments are expected to continue gaining shares for the following years, there are four main categories that together represent 54.9% of the market (considering total market as the sum of all categories), namely fragrances (based on a Natura &Co data compilation of Euromonitor’s adult fragrances plus baby and child-specific toiletries), hair care, skin care and deodorants, with significant presence of men’s grooming aggregation within these main categories. The chart entitled “Beauty and Personal Care Market in Brazil” presents an overview of Brazil’s market based on data from Euromonitor International.

Source: Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices.

* Natura &Co data compilation of Euromonitor’s adult fragrances plus baby and child-specific toiletries.

According to Euromonitor International data, April 2022, the total addressable market in Brazil should reach almost U.S.$24.2 billion by 2026, representing a 1.0% CAGR from 2021 to 2026. In spite of a challenging year in 2021 as a result of the COVID-19 pandemic, the beauty and personal care market in Brazil saw positive growth of 1.7% in comparison to 2020, and should continue to grow during the forecasted period to reach US$24.2 billion by 2026. According to Euromonitor International data, April 2022, as a result of its global relevance, the Brazilian market is still extremely fragmented, with numerous small players operating at a specific spectrum of the beauty and personal care environment.

Natura &Co is the largest player in Brazil with 16.1% market share in 2021. The chart “Beauty and Personal Care Market Share in Brazil” provides an overview of market shares in the sector and the breakdown for our most relevant categories. We have a leadership position in fragrances (based on a Natura &Co data compilation of Euromonitor’s adult fragrances plus baby and child-specific toiletries) and skin care, ranking first among players with 27.4% and 30.3% market share, respectively, in 2021, according to Euromonitor International data (Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, in R$, local currency, historic current prices/forecast constant 2021 prices).

Source: Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, in R$, local currency, historic current prices/forecast constant 2021 prices.

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

We believe that direct selling is complementary to bricks and mortar, and that consumers will continue to seek sales in the channel due to a combination of convenience, pricing and shopping experience. Considering direct selling in total retailing in Brazil, Natura & Co gained 3.6 p.p. of market share in the Brazilian direct selling market compared to 2020. Considering only the beauty and personal care segment, direct selling reached 24.9% in retail value sales in 2021, according to Euromonitor International (Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, in R$, local currency, historic current prices/forecast constant 2021 prices).

Source Graph 1: Euromonitor International Limited, Retailing 2022, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices.

Source Graph 2: Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices.

* Considering the aggregation of Natura &Co and former Avon in 2019.

Competition

The cosmetics, fragrances and toiletries market is very competitive, both in Brazil and in other markets in which we operate. Strong brands and new product launches are important to attract and retain customers. In the five years ended December 31, 2021, the Latin American markets in which both the Natura and Avon brands operate (Argentina, Brazil, Chile, Colombia, Mexico and Peru) have presented a 4.7% CAGR (compound annual growth rate), while the global CAGR was 3.9% (Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices), and have proved attractive for new entrants. Furthermore, in offering a wide range of categories, our brands compete with several different companies that operate through different distribution channels: direct selling, retail and e-commerce.

The following chart represents our market share in Brazil, one of our main markets, according to Euromonitor International data released in April 2022 (Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, in R$, local currency, historic current prices/forecast constant 2021 prices), including categories that are not available in our portfolio:

Source: Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices.

*

Disclaimer: Natura &Co acquired Avon in January 2020 and therefore Avon is not included in Natura &Co’s financial results for periods ended prior to January 1, 2020. This graph is a data compilation by Natura &Co, combining Natura Cosméticos S.A.’s market share (from 2016 to 2017) and Natura &Co’s market share (from 2018 to 2020) with Avon’s market share in the period from 2016-2020, with the data being provided by Euromonitor International.

Natura

In the countries in which we operate our Natura brand, the market is organized into two major distribution channels: direct sales and retail. In 2021, direct sales accounted for 25.7% of the beauty and personal care market in Latin America market, and 24.9% in Brazil compared to 7.2% globally.

In Brazil, our competitors vary by product category. For example, in the fragrance and makeup categories, our main competitors are O Boticário, Mary Kay and Hinode; for body and skin care, our main competitors are Beiersdorf AG (particularly the Nivea brand) and Unilever and; for hair care, our main competitors are Unilever, L’Oréal, Colgate-Palmolive Company and Johnson & Johnson.

In other countries where the Natura brand is present, market conditions are quite similar, as are the local competitors by category and distribution channels. Major differences can be found in the strong operations of Corporación Belcorp and Unique-Yanbal Group in Peru and Colombia, and the Jafra brand in Mexico. Our domestic competitors in Brazil, such as Jequiti, do not have significant operations in other regions of Latin America.

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

The Body Shop

As a global brand, present in 81 countries, competition for The Body Shop is varied and heavily concentrated in retail distribution. At a global level, competitors include key beauty and personal care brands include L’Oréal Paris (L’Oréal Groupe), Nivea (Beiersdorf AG), Dove (Unilever Group) and Garnier (L’Oréal Groupe). However, we believe we are seeing an erosion in combined share of these companies and brands, notably in skin care and color cosmetics, as these categories become more fragmented. This is largely driven by the rise of new beauty brands, such as Glossier, Kylie Cosmetics and Houda Beauty in the United States, which disrupt traditional models, and increase price competition and pressure to stay aligned with fast-evolving consumer preferences.

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

Lush is a key competitor in North America, but Bath & Body Works is a strong player in both America and Canada. While not particularly focused on naturally or ethically sourced ingredients, its focus is on having a colorful and wide range of fragrance products, with a heavy reliance on promotions and discounts. It is also active in bath and body products, fragrances and home fragrances.

Aesop

Aesop sits within the premium segment of the beauty and personal care industry, which amounted to U.S.$150.9 billion globally in 2021, according to Euromonitor International (Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices). While Aesop is a small player on a global scale, its market share and the competitive landscape in which it is active differs by region as well as by product category.

Aesop was present in 28 countries as of December 31, 2021, spread across Oceania, the Americas, Asia and Europe. The countries in which Aesop has the highest market share within the premium beauty and personal care market are Australia, Hong Kong, New Zealand, Singapore and South Korea according to Euromonitor International (Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices, considering 54 researched countries by Euromonitor International).

In 2020, Japan overtook Australia and became Aesop’s largest market in terms of total revenue within premium beauty and personal care, followed by South Korea and the United States (according to Natura &Co internal data). In 2021, Japan is Aesop’s largest market in terms of total revenue within premium beauty and personal care, followed by South Korea, the United States and Australia (according to Natura &Co internal data).

Australia is the third largest market for Aesop (according to Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices), but it is Aesop’s strongest market in terms of market share with 2.2% of brand share in 2021. Key competitors in this market include Lancôme, Estée Lauder, Clarins and Clinique (Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices). Hong Kong is a much more competitive market, with Aesop’s major competitors including Shiseido, Lancôme, Kiehl’s and La Mer (by Estée Lauder). Aesop’s key competitors in New Zealand are Elizabeth Arden, Estée Lauder, Shiseido and Clinique, while its key competitors in terms of market share in Singapore are SK-II, Lancôme and Shiseido (Euromonitor International Limited, Beauty and Personal Care, April 2022, retail value RSP including sales taxes, U.S.$, fixed 2021 exchange rates, historic current prices/forecast constant 2021 prices).

Seasonality

In Brazil, we observe peaks in demand in the second and fourth quarters: (1) during the weeks leading up to Mother’s Day, which occurs during the first half of the month of May and (2) in November, in the run up to Christmas sales and Black Friday-type sales, which are our most significant peaks in demand. Our international operations are subject to the same kind of seasonality, but the timing of the Mother’s Day sales peak varies depending by country.

The table below shows our quarterly net revenue from our total consolidated operations:

	For the Year Ended December 31,
Share of Net Revenue by Quarter (%)	2021	2020	2019
Consolidated:
First quarter	23%	20%	20%
Second quarter	24%	19%	24%
Third quarter	24%	28%	24%
Fourth quarter	29%	33%	32%
Total year consolidated	100%	100%	100%

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

In 2016 when our business consisted only of the Natura and Aesop brands we had net revenue of R$7.9 billion, 92.5% of which was derived from Latin America (67.7% from Brazil) and 7.5% from the rest of the world. As our business grew it became more international. In 2018, when our business consisted of Natura, Aesop and The Body Shop, we had net revenue of R$13,397.4 million, 63% of which was derived from Latin America (45% from Brazil) and 37% from the rest of the world. Finally, in the year ended December 31, 2021, after we added Avon to our business, we had net revenue of R$40,164.7 million, 56% of which was derived from Natura &Co LATAM (26% from Brazil) and 44% from other segments.

We are now present in the five continents under The Body Shop brand, reaching 81 countries.

The Aesop brand operates in Oceania, Asia, Europe, North America and South America, reaching 24 countries directly and four countries through distributors. In the year ended December 31, 2021, Asia accounted for approximately 55% of Aesop’s consolidated net revenue.

Avon’s operations outside of the U.S. are conducted primarily through subsidiaries in 54 countries and territories. Outside of the U.S., Avon’s products are also distributed in 24 other countries and territories. In particular, Avon derived approximately 18% of its consolidated revenue during the year ended December 31, 2021 from Brazil, which is its largest market and is included within its South Latin America reportable segment.

Innovation and Product Development

We believe that innovation is an important driver of growth, and that our innovation and product development platform based on a strong innovation platform with sustainable practices across all brands. During the year ended December 31, 2021, the Natura, Avon and Aesop brands had 1,212 products launched under an open innovation model, which involves a network of 276 partners and 686 scientists (including 51 doctorates and 225 masters). We are proud of our partnership with 61 start-up companies that are making significant investments in innovation and e-commerce, having tested 181 of their products since 2014. We have filed 1,948 patents since 1992 and been responsible for over 470 publications since 1983.

Natura

We believe that innovation is an important driver of Natura’s growth, supporting the pace of the business and attracting consumers to our Natura-brand. During the year ended December 31, 2021, Natura Cosméticos launched more than 367 products and reported an innovation index of 66.3% related to Natura. In comparison, Natura Cosméticos launched 211 products in 2020 and 330 products in 2019, and reported an innovation index of 67.1% and 58.4% in 2020 and 2019, respectively, related to Natura. In addition, Natura Cosméticos has plans to continue regularly launching new products in line with market trends and evolving customer preferences. Total investment in innovation amounted to 2.2% of net sales in 2021 for the brand.

The table below shows the number of products launched by Natura Cosméticos and its innovation index for the periods indicated related to Natura.

	For the Year Ended December 31,
	2021	2020	2019
Number of products launched(1)	367	211	330
Innovation index(2)	66.3%	67.1%	58.4%

(1)	Information regarding products posted counts only products that represent a new value proposition, including new packaging and formulations. The number considers only Brazil.
(2)	Share of sales of products launched in the last 24 months in the total gross revenue of the last 12 months. The index considers only Brazil.

Avon

Avon’s research and development, or “R&D,” department’s efforts are important to developing new products, including formulating high-performing beauty products relevant to women’s needs, and redesigning or reformulating existing products. As part of our Open Up & Grow Avon strategy and to improve its brand competitiveness, Avon is focusing on developing breakthrough new technology and product innovation to deliver first-to-market products that provide visible consumer benefits and developing a relevant portfolio of innovation which also delivers against the company’s ambitious sustainability goals. R&D also works extensively with third party companies to bring in new ideas, help accelerate development time and deliver against local market trends.

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

The amounts incurred on research activities relating to the development of new products and the improvement of existing products by Avon were U.S.$39.2 million in the year ended December 31, 2021. This research included the activities of product research and development and package design and development. Most of these activities were related to the design and development of Beauty products.

The Body Shop

Innovation is a key function of The Body Shop’s research and development team. There are two key approaches to innovation at The Body Shop: (i) there is a dedicated internal team working on building a disruptive innovation pipeline looking at new products and concepts, and (ii) externally there is engagement with suppliers to access global innovation trends. Key suppliers present their latest innovations and concepts on annual basis, some of which are selected for new product launch calendars. In the year ended December 31, 2021, The Body Shop launched 129 new products and renovated 146 core products in line with our Brand Rejuvenation strategy across several categories, including hair, bath and body, skin care, among others (gifts excluded). In 2020 and 2019, The Body Shop launched 133 and 129 new products, respectively, across several categories, including hair, bath and body, skin care, among others (gifts excluded).

Aesop

We believe that innovation is an important driver of Aesop’s growth, attracting new customers, ensuring brand relevance and retaining Aesop’s existing customers. Alongside innovation, Aesop has a core range of 102 formulations (176 products) which we believe play a significant role in encouraging repeat visitation and customer retention. In the year ended December 31, 2021, Aesop invested AUD5.8 million in research and development (0.9% of Aesop’s net revenue in the period) and 12 new concepts 20 SKUs, focused on, among other areas, the strategic expansion of our fragrance business and the reinvigoration of Parsley Seed Skin Care. In the first quarter of 2021, Aesop introduced targeted hair products (Tame Hair Serum and Sculpt Hair Polish) and launched a collaboration project with Raeburn, a sustainable fashion design brand. In the third quarter of 2021, Aesop added Othertopias (Miraceti, Karst and Eremia Eau de Parfum’s) to the fragrance portfolio, and released the much anticipated Parsley Seed Anti-Oxidant Intense Facial Serum with tripartite benefits to fortify, hydrate and import a breathable film to guard the skin against airborne pollutants. In the fourth quarter of 2021, Aesop introduced its new Shampoo & Conditioner, in addition to its revered Anatomy of Generosity Seasonal Gift Kits, ahead of the holiday season. In 2021, 2020 and 2019, R&D investment was AUD$5.7 million, AUD$5.09 million and AUD$4.24 million, respectively (0.9%, 0.9% and 0.9% of Aesop’s net revenue in 2021, 2020 and 2019, respectively). Sustainability improvement projects continue to be at the core of Aesop’s work. During 2021, Aesop continued the rollout of recycled PET plastics across high volume stock keeping units (SKUs) reaching 89% of recycled PET volume (as a percentage of total PET volume at Aesop) and launched an in-store refill trial in Melbourne, Australia.

Intellectual Property

Natura &Co’s most important intellectual property comprises the following brands: Natura, The Body Shop, Avon and Aesop. Natura &Co manages its brands to preserve the appeal of our products across broad demographic lines and the association of its brands with innovative products and social and environmental responsibility.

Natura &Co is not dependent on any third-party patents, brands, licenses, concessions, franchisees and royalty contracts that are relevant to the development of its activities, except for the L’Oréal IP license granted to The Body Shop (See “Item 4. Information on the Company—B. Business Overview—Certain Agreements With Third Parties”).

Trademarks

The Natura, The Body Shop, Aesop and Avon trademarks are Natura &Co’s most important trademarks:

  The Natura trademark was considered a highly renowned brand in 2005 by the Brazilian National Institute of Intellectual Property (Instituto Nacional de Propriedade Intelectual), or INPI, meaning that, as a brand, we enjoy significant recognition in all classes of products and services. With this recognition, the Natura trademark benefits from special protection in Brazil. The INPI renewed this recognition in 2010, and subsequently in 2016 for a period of 10 years. In addition to Brazil, the Natura trademark is registered in the following countries and regions, among others: Argentina, Chile, Colombia, Peru, Mexico, Malaysia, France, the United States and the EU.
  The Body Shop trademark is Natura &Co’s most important trademark under The Body Shop brand. This trademark, The Body Shop “Pod Device” logo, and many other products, campaigns and marketing brands are registered worldwide, including in the United Kingdom, the EU, the United States, Canada, Brazil, Australia, China, Hong Kong, South Korea and Japan.
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
  The Avon trademark is Natura &Co’s most important trademark under the Avon brand. The Avon trademark is registered worldwide, including in the United States, Canada, the EU, the United Kingdom, France, Japan, China and Brazil, where the trademark was considered a highly renowned brand in 2019 by the INPI. With this recognition, the Avon trademark also benefits from special protection in Brazil. Avon’s intellectual property rights, including trademark rights, are subject to an Intellectual Property License Agreement, or the “New Avon IPLA,” by which Avon has licensed all intellectual property rights used in its North America business as of March 1, 2016 to New Avon Company (formerly New Avon, a privately held company majority owned and managed by Cerberus NA Investor LLC, an affiliate of Cerberus), now a subsidiary of LG Household & Healthcare, on an exclusive basis with respect to the sale of beauty, wellness, fashion, and home products in the North America region, including the United States of America (including its possessions and territories), Canada, and some Caribbean countries with the exception of the Dominican Republic. Certain of Avon’s Japan and Korea trademarks and domain names are also subject to a non-exclusive, royalty-bearing Trademark License Agreement between Avon and FMG & Mission Co., Ltd (Japan) (formerly Avon Products Company Ltd. (Japan)) dated December 18, 2017.

As of December 31, 2021, Natura &Co had 888 trademarks registered and 91 trademark registration requests pending in Brazil, and 22,986 trademarks registered and 2,433 trademark registration requests pending outside of Brazil.

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

Patents

As of December 31, 2021, Natura &Co had 834 patents granted and 97 patent registration requests pending worldwide. As of December 31, 2020, Natura &Co had 874 patents granted and 247 patent registration requests pending worldwide whereas as of December 31, 2019, Natura &Co had 85 patents granted and 224 patent registration requests pending worldwide.

Natura &Co’s patents mainly protect the technologies applied in its skin care, makeup, personal care, fragrance, and hair care products as well as innovative package design.

Industrial Designs

As of December 31, 2021, Natura &Co had 103 industrial designs registered and 7 industrial design registration requests pending worldwide. As of December 31, 2020, Natura &Co had 213 industrial designs registered and 16 industrial design registration requests pending worldwide whereas as of December 31, 2019, Natura &Co had 97 industrial designs registered and 29 industrial design registration requests pending worldwide. The majority of these industrial designs are related to fragrance bottles, containers in general and the packaging of makeup products.

Domain Names

Natura &Co and its subsidiaries are the holders of certain domain names in Brazil and abroad, including “natura.com,” “thebodyshop.com,” “aesop.com,” and “avonworldwide.com.” Avon also owns “avon.com” subject to an exclusivity granted to New Avon Company with respect to the marketing and sale of products in the North America region.

The information contained on Natura &Co’s website, any website mentioned in this annual report, or any website directly or indirectly linked to these websites, is not part of and is not incorporated by reference in this annual report, and investors should not rely on such information.

Insurance

Natura &Co maintains insurance coverage for the principal risks related to our operation and required by law. Our coverage primarily relates to our facilities and equipment for loss and replacement, natural disaster and business interruption. We also have a domestic and international cargo insurance policy and vehicle fleet, for example, and we carry insurance for civil general liabilities and responsibility for directors and executives, under our global directors’ and officers’ insurance program.

Additionally, we continue considering extending Natura Cosméticos’s cyber insurance policy to the whole Natura &Co group.

Legal Proceedings

See “Item 8. Financial Information—A. Consolidated statements and other financial information—Legal Proceedings.”

Risk Management

Overview

We have adopted a Risk Management Policy, a document establishing guidelines for risk management, reviewed and approved by the Audit, Risk Management and Finance Committee and the Board of Directors on annual basis.

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

Both the risk scenarios and risk matrices are updated and revised annually, depending on our strategic decisions and changes in the business. The internal controls are also reviewed annually, and their efficiency is evaluated through test cycles. These analyses and revisions are monitored by the board of executive officers and by the committees that assist the board of directors.

Given the breadth and complexity of our operations, we understand that the risks and mechanisms we implement to mitigate and control such risks can vary and include, but are not limited to, those listed below. The principal risks against which we seek to protect ourselves from are divided into four major classes: strategic risks, operational risks, regulatory risks and financial risks.

Organizational Structure

We have an internal control and a risk management function that reports to our Chief Financial Officer. This function is responsible for supporting our overall strategy, identify and monitor the main risk scenarios, support and oversee group-wide risk management processes and guidelines to be operated by all businesses, oversee and assess internal control and support alignment across the organization, conduct Sarbanes-Oxley program across all entities and alignments with external auditors, promote the partnership with compliance function and oversee insurance management across businesses.

Aside from the internal controls and risk management function, we also have a defined governance structure, including:

  Board of Directors. The board of directors is responsible for defining our risk management practices in accordance with our corporate purpose, values and principles; establishing levels of risk appetite based on our short-, medium- and long-term business goals; reviewing and approving our risk management strategy, including our risk management policy; monitoring critical alignments, including strategy, risks, controls, compliance, incentives and human resources; and periodically acknowledge and assess whether the corporate risk management processes, including scenarios that have been prioritized, allow the board of directors to achieve its risk supervision goals, and recommend alterations if required.
  Audit, Risk Management and Finance Committee. The audit, risk management and finance committee is responsible for, among other things, overseeing the suitability of our risk management and internal controls systems in line with the guidelines set by our board of directors, support our management in the formulation of concepts and methodologies used in management of corporate risk, monitor our risk exposures and the evolution of the management of identified risks, as well as the compliance with applicable legislation as well as with our policies, rules and procedures, and the effectiveness of controls and addressed response actions, assess the suitability of the human and financial resources allocated to our corporate risk management process, and keep our board of directors properly informed of the effectiveness of the risk management processes, including prioritized scenarios, as well as, whenever necessary, to recommend changes to the concepts and risk appetite levels.
  Executive Leadership. Our executive leadership is responsible for, among other things, submitting general guidelines on the management of risks and exposure limits for approval of the audit, risk management committee and the board of directors, assess the performance of the risk management process, ensuring the resources required for the implementation of the general guidelines on risk management, validating the periodic reviews of the risk map with impact on the Group’s strategies and monitoring the behavior of exposures of priority risks.
  Chief Executive Officers (Group and Business Units). The Chief Executive Officers of the Group and of our Business Units are responsible for, among other things, promoting the integration of risk management and the cycles of review and construction of the Group’s and Business Units’ strategic plan.
104

  Internal Audit Function. The internal audit department is responsible for assessing the reliability of information, reviewing the effectiveness and efficiency of transactions and information produced by these, and protecting our assets ensuring compliance with laws, regulations and contracts, examining the internal controls system, providing an assessment of its effectiveness to the senior management, providing advice to the Group Chief Executive Officer and to the board of directors, through the audit, risk management and finances committee, monitoring, examining, assessing, informing, and recommending improvements for the internal environment and effectiveness of the risk management process, identifying and indicating the risks that may not have been mapped by the organization, by means of an independent assessment of the internal controls’ environment, and assessing the quality and effectiveness of our enterprise risk management processes, periodically monitoring the risk mitigating actions and the frailties recorded in the audit reports and feed the enterprise risk management model with information, and conducting internal audit, as part of our internal review processes and investigating any irregularities.
  Internal Controls and Risk Management Function. Our internal controls and risk management function is responsible for developing and applying our risk management strategy and methodology in compliance with the applicable laws, regulations, policies, rules, internal procedures and best management practices, acting with the second and third lines of defense to reconcile the risk measures, impact and probability so the same risk classification concepts are used for all activities, keeping the risk management policy and other complementary documentation up-to-date, disseminating our risk management culture, assisting our business areas with the identification, analysis and assessment of risks and related responses, monitoring our exposure levels, reporting to our executive leadership and audit, risk management and finance committee the levels of potential exposure of key business risks and monitoring the implementation of action plans addressed by the risk owners, whenever applicable, in order to verify their mitigation or reduction.
  Compliance Function. Our compliance function is responsible for providing guidance and conducting compliance reviews, including reports of corruption received throughout the hotline, which are also available to our suppliers, partners, clients and consumers.
  Risk Owners. Risk owners are responsible for, among other things, identifying, evaluating, mitigating and monitoring the risks in the business units for which they are responsible based on criteria established for the group as a whole, defining and implementing mitigation actions and management practices for exposure to risks, creating and updating the key risk indicators to monitor risks, ensuring the performance and effectiveness of existing internal controls used to mitigate risks and formalizing occasional exposures to risks identified due to the monitoring of transactions that are unknown to our management.

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

As of December 31, 2021, Natura Cosméticos was party to 523 labor lawsuits filed by former business leader sales consultants and/or consultants’ advisors (which were similar figures that preceded the business leaders) seeking the recognition of their alleged employee status. In most of these cases, Natura Cosméticos obtained judgments confirming that the business leader sales consultants and/or consultants’ advisors do not have an employment relationship with the company.

Any regulatory change requiring the establishment of an employee relationship with our consultants or with our business leader sales consultants, or any adverse decisions finding that an employee relationship exists, could result in contributions and incremental costs so substantial that we would have to restructure our operations.

C.              Organizational Structure

The following chart shows a summary of our corporate structure:

A list of our direct and indirect subsidiaries is included as Exhibit 8.1 to this annual report.

D.              Property, Plant and Equipment

Properties

Below is a description of our principal property, plant and equipment. See also note 16 to our audited consolidated financial statements included elsewhere in this annual report.

Natura, Avon, The Body Shop and Aesop

Natura has seven distribution centers in the cities of São Paulo (São Paulo), Matias Barbosa (Minas Gerais), Uberlândia (Minas Gerais), Jaboatão dos Guararapes (Pernambuco), Canoas (Rio Grande do Sul), Castanhal (Pará) and Simões Filho (Bahia). In 2012, to ensure the evolution of our business and expansion of our logistics network, we opened a new distribution center in São Paulo with an expanded capacity to drive growth and reduce product delivery times. The São Paulo distribution center was built under a build–to-suit lease agreement, and it includes high-technology equipment and an administrative unit.

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

We also maintain manufacturing and distribution activities in the city of Benevides (state of Pará), in a project called “Ecoparque.” This project concentrates the production of soaps and oils of Natura. Inaugurated in March 2014, Ecoparque has a production capacity of 436,8 million bars of soap and approximately 55,303 tons of noodles (used as a base to make soaps). The production complex is built on an area of 155 hectares and it is planned that the space will receive companies from various market sectors.

In addition to our facilities in Brazil, we also own or rent facilities outside of Brazil to support our international operations under Natura, The Body Shop and Aesop. As of December 31, 2021, Natura had five distribution centers located in Argentina, Chile, Peru, Colombia and Mexico.

Since all of The Body Shop-branded products are manufactured by third parties, we do not own any factories producing The Body Shop-branded products. As of December 31, 2021, we had 29 third-party manufacturers, compared to 34 third-party manufacturers as of December 31, 2020. As of December 31, 2020, we had 34 third-party manufacturers, compared to 51 third-party manufacturers as of December 31, 2019. In addition, we use eight warehouses, five of which are third parties (Germany, Singapore, Hong Kong, Australia and Japan), three of which are owned (two in the UK and one in the United States) to aid our distribution process.

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

Since January 2017, Avon’s principal executive offices are located in Northampton, UK. All the floors of its previous principal executive office location at 777 Third Avenue, New York, New York have been subleased. In addition, other principal properties measuring 50,000 square feet or more include three manufacturing facilities, nine distribution centers and three administrative offices in Avon International, and three manufacturing facilities, 10 distribution centers and one administrative office in Avon Latin America.

Production Capacity and Expansion Potential

Natura Cosméticos’ facility in Cajamar was designed to facilitate its expansion as operations grow, creating greater economies of scale in the physical plant. Natura Cosméticos’ Ecoparque facility was designed to be an industrial park with a strong sustainability concept, based on concepts of sustainable chains, fostering symbiosis between the different companies that operate in this industrial area, in addition to contributing to the development of local communities, involving 9,638 families that supply biodiversity ingredients, of which 85% live in the Amazon region. In the year ended December 31, 2021, 469 million units were produced in Cajamar, compared to 487.7 million in 2020 and 386 million in 2019. Ecoparque produced 106 million packs in 2021 (or approximately 462 million soap bars), compared to 95.4 million in 2020 and 83 million in 2019.

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5.  Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021, 2020 and 2019 and the related notes thereto, and with the financial information presented under the section entitled “Item 3. Key Information—A. Selected Financial Data” included elsewhere in this annual report. The preparation of the consolidated financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods presented and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated as a result of various factors that affect our business, including, among others, those mentioned in the sections “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors,” and other factors discussed elsewhere in this annual report. Our consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021, 2020 and 2019, prepared in accordance with IFRS as issued by the IASB and the report of our independent registered public accounting firm are included in “Item 18. Financial Statements.”

The information presented in this section for the periods ending prior to January 1, 2020 does not reflect our acquisition of Avon, which closed on January 3, 2020. Accordingly, the comparability of our financial information for periods starting on or after January 1, 2020 with periods ended prior to January 1, 2020 is limited.

A.              Operating Results

Presentation of the Consolidated Financial Statements

The discussion in this section is based on our audited consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, using the predecessor method of accounting, and the related notes thereto, which are included in this annual report, as prepared under IFRS as issued by the IASB. See also “Presentation of Financial and Other Information—Consolidated Financial Statements.”

Segment Information

Prior to the January 2020 announcement of our acquisition of Avon, our Chief Executive Officer, who was our Chief Operating Decision-Maker at the time, managed our operations based on five reportable segments: Natura Brasil, Natura &Co LATAM, The Body Shop, Aesop and others.

During the first quarter of 2020, and as a result of the acquisition of Avon as described under “Presentation of Financial and Other Information—Consolidated Financial Statements—The Transaction,” we began to manage our operations based on the following four reportable segments:

  Natura &Co LATAM: This segment includes all operations under our Natura, Avon, Aesop and The Body Shop brands located in Brazil and Latin America, which account for a significant portion of our operating revenues;
  Avon International: Starting in January 2020, following our acquisition of Avon, this segment includes all operations under our Avon brand, except those located in Brazil and Latin America, and has sales operations in 52 countries and territories, and distribution in 24 other countries and territories, as of December 31, 2021;
  The Body Shop International: This segment includes all operations under our The Body Shop brand, except those located in Brazil and Latin America, present in 78 countries, as of December 31, 2021; and
  Aesop International: This segment includes all operations under our Aesop brand, except those located in Brazil and Latin America, and has a direct presence in 24 countries as a retailer and four countries through distributors as of December 31, 2021, with a large presence in Asia.

Please refer to note 26, “Operating Segments,” to our audited consolidated financial statements included elsewhere in this annual report for more information.

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

We had reportable tax losses of R$12,324.9 million in the year ended December 31, 2021, compared to R$13,369.2 million and R$880.5 million in the years ended December 31, 2020 and 2019, respectively. These losses relate to subsidiaries that have a history of losses, do not expire and cannot be used to offset taxable income in other subsidiaries. The subsidiaries have no taxable temporary differences or tax planning opportunities available that can partially support the recognition of these losses as deferred tax assets. Based on this, we determined that we cannot recognize these deferred tax assets.

Provisions for Tax, Civil and Labor Risks

We and our subsidiaries are parties to several legal and administrative proceedings. Provisions are recorded for tax, civil and labor risks for which the chance of loss is reliably assessed to be probable, except for those related to the business combination. The assessment of the chance of loss includes an assessment of the available evidence, applicable laws, the available case law, the most recent court decisions and their relevance in the legal system, as well as the assessment of legal counsel. For additional information on the provisions we recorded as of December 31, 2021, see “Item 8. Financial Information—A. Consolidated statements and other financial information—Legal Proceedings.”

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

Stock Options Plans, Restricted Shares Plans and Strategy Acceleration Program

Estimating the fair value for share-based payment transactions requires determining the appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determining and making assumptions about the appropriate data for the valuation model, including the expected life of stock options or rights on the valuation, volatility and dividend yield.

Awards granted under the stock option plan, the restricted stock plan and the strategy acceleration program are measured at fair value on the grant date and the expense is recognized in the income statement during the acquisition period and in “additional paid-in capital” in shareholders’ equity. On the balance sheet dates, management reviews the estimates regarding the number of stock options and restricted shares and, when applicable, recognizes the effect of this review on the statement of profit or loss against shareholders’ equity.

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

The value in use is calculated based on the discounted cash flow model. Cash flows are derived from a budget prepared for the next three to five years, according to the operating segment, and their projections consider market expectations for operations, investment estimates and working capital, in addition to other economic factors. The value in use is sensitive to the discount rate used in the discounted cash flow method, as well as to the growth and perpetuity rate used for extrapolation purposes.

Provision for Trade Receivable Expected Credit Losses

The provision for expected credit losses on trade receivables from customers is estimated based on the weighted loss risk of each aging group. The characteristics of our trade receivables are:

  immaterial financial component;
  non-complex receivables portfolio; and
  low credit risk.

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

Provision for Losses on Inventories

The provision for losses on inventories is estimated using a methodology to contemplate discontinued products, products with slow turn over, products expired and nearing expiration, and products that do not meet quality standards.

Leases Liabilities – Estimating the Incremental Borrowing Rate

We cannot immediately determine the interest rate implicit in the lease, therefore, we use our incremental rate on loan, or “IBR,” to measure the lease liabilities. IBR is the interest rate that we would have to pay to take out a loan, in a similar period and with a similar guarantee, the resources necessary to obtain an asset of a value like the right-of-use asset in a similar economic environment. IBR, therefore, reflects what we “would have to pay”, which requires an estimate when there are no observable rates available (such as for subsidiaries that do not have financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency).

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

Business Combinations

Business combinations are accounted for using the acquisition method, which involves the valuation of assets acquired and liabilities assumed at their respective fair values. This assessment involves the use of estimates and assumptions that include significant judgments by us, including those applied in the measurement of brand assets, sales representatives and developed technology, as well as lease liabilities (adjustments to reflect favorable lease conditions in relation to market terms) and measurement and recognition of contingent liabilities. For further information, see note 3.4 to our consolidated financial statements for the year ended December 31, 2021.

New Standards, Interpretations and Amendments Adopted in 2019

IFRS 16 – Leases

The IASB issued IFRS 16 to replace IAS 17 “Leases.” This standard introduces a single-lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures by lessors.

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

IFRIC 23 – Uncertainty over Income Tax Treatments

IFRIC 23 clarifies how the recognition and measurement requirements of IAS 12 – Income taxes, are applied when there is uncertainty over income tax treatments. In this situation, we recognize and measure our current and deferred tax assets or liabilities by applying IAS 12 based on our taxable profit or loss, the tax basis of assets and liabilities, unused tax losses, and credits and tax rates. This interpretation became effective for annual periods beginning on January 1, 2019 and did not have a significant impact on our financial statements.

New Standards, Interpretations and Amendments Adopted in 2020

Amendments to IFRS 3: Definition of a Business

The amendment to IFRS 3 clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. Furthermore, it clarified that a business can exist without including all the inputs and processes needed to create outputs. These amendments did not have impact on our consolidated financial statements but may impact future periods should we enter any business combinations.

Amendments to IFRS 7, IFRS 9 and IAS 39: Interest Rate Benchmark Reform (Phase 1)

The amendments to IFRS 9 and IAS 39 — Financial Instruments: Recognition and Measurement provide relief, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments did not have impact on our consolidated financial statements as it does not have any interest rate hedge relationships.

Amendments to IAS 1 and IAS 8: Definition of Material

The amendments provide a new definition of material that states, “information is material if omitting, misstating, or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments did not have, nor are they expected to have, impacts on our consolidated financial statements.

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

Amendments to IFRS 16: COVID-19-Related Rent Concessions

On May 28, 2020, the IASB issued COVID-19-Related Rent Concessions – Amendment to IFRS 16 – Leases. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a COVID-19-related rent concession from a lessor is a lease modification. A lessee that so elects shall account for any change in lease payments resulting from the COVID-19-related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

The amendment applies to annual reporting periods beginning on or after June 1, 2020 and was subsequently extended until June 30, 2022. We had an early adoption of the amendments to IFRS 16 and its practical expedient on January 1, 2020, and as a result, we recognized a reduction in lease expenses of R$80.0 million and R$58.7 million in our statement of profit or loss for the years ended December 31, 2021 and 2020, respectively.

New Standards, Interpretations and Amendments Adopted in 2021

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, Reference interest rate reform (Phase 2)

In 2020, the IASB completed the second phase of the review process for IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, in response to the reform of the interest rate reference index (started in phase 1, as disclosed in note 3.29.2 to our audited consolidated financial statements included elsewhere in this annual report). The changes address the possible effects that may arise from changes in contractual cash flows or hedge relationships when replacing the interest rate reference index by the entity as well as additional disclosure requirements relating to the effect of the interest rate benchmark reform on the entity’s financial instruments and risk management strategy, including the nature and extent of risks to which the entity is exposed and how the entity manages these risks and the entity’s progress in completing the transition to alternative benchmark rates.

Considering the extinction of LIBOR over the next few years, when applying the amendments to the standards, the Company evaluated the contracts which clauses referred to the benchmark rates in the process of being extinguished. A significant part of the commercial and financing contracts to which LIBOR is associated has a clause replacing this rate with a benchmark or equivalent interest rate (especially changing the benchmark rate to rates commonly applied in the market in lieu of LIBOR, such as (i) SONIA Interest Rate Benchmark, or “Sonia”; (ii) Federal Reserve Fund Rates, or the “Fed Fund Rates”; and (iii) the Secured Overnight Financing Rate, or “SOFR.”

The Body Shop’s working capital facility discussed under  “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Main Financing Agreements—Working Capital – The Body Shop” sets Sonia as a replacement rate for LIBOR. The dollar-denominated credit facility contracted by Natura Cosméticos under Law No. 4,131/1962, as amended, or “Law No. 4,131,” discussed under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Main Financing Agreements—Law No. 4,131” expires before the U.S.$ LIBOR index, which will be discontinued in 2023. Thus, there is no action necessary to renegotiate the benchmarks associated with these debts.

For contracts that do not have specific LIBOR replacement provisions, a renegotiation will be carried out between the parties. However, these contracts involve contractual arrangements with commercial partners in irrelevant amounts, or intra-group financing operations which we do not expect to have an impact on our consolidated financial statements. Accordingly, we did not need to adjust our risk management strategy as a result of the benchmark replacement in connection with financial contracts linked to Sonia.

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

Amendments to IAS 1: Classification of liabilities as current or non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 – Presentation of Financial Statements to specify the requirements for the classification of liabilities as current or non-current. Among other aspects, the amendments (i) clarify the nature of the right to postpone settlement of a liability and that such right must exist at the reporting date; and (ii) indicate that this classification is not to be affected by the probability of settlement.

The amendments are applicable to annual reporting periods beginning after January 1, 2023 and must be applied retroactively. Considering the nature of the proposed amendments and our covenant compliance track record, we believe that the amended standard will have a low impact on our financial statements.

Amendments to IFRS 3 in addressing updated references to the Conceptual Framework for Financial Reporting

In May 2020, the IASB issued amendments to IFRS 3 – Business Combinations, which update references to the previously revised Conceptual Framework for IFRS Financial Reporting, in addition to adding an exception to the recognition principle of IFRS 3 to avoid the risk of potential “day 2” gains or losses arising from liabilities and contingent liabilities that would be in the scope of IAS 37 or IFRIC 21 – Levies, if incurred separately.

The amendments are applicable to annual reporting periods beginning on or after January 1, 2022. Although no impact on us is expected as of the date of this annual report, they may be applicable to new business combinations in the future.

Clarification of the application of the fees in the “10 percent” test for derecognition of financial liabilities under IFRS 9

As part of its 2018-2020 annual improvements process, the IASB published amendments to IFRS 9 seeking to clarify that the fees that the entity includes when assessing whether the terms of a new or modified financial liability are materially different from the terms of the original financial liability include only those paid or received between the debtor and the creditor, including fees paid or received on behalf of the other.

The amendment is applicable to annual reporting periods beginning on or after January 1, 2022. Although the changes do not have an immediate effect on us, they will apply to changes and/or derecognition of liabilities to be evaluated in the future.

Amendments to IAS 37 addressing onerous contracts

In May 2020, the IASB issued amendments to IAS 37 to specify what costs need to be accounted for when assessing whether a contract is onerous or loss-making. The amendments apply a “directly related cost approach” where costs that relate directly to a contract to supply goods or services include incremental costs and an allocation of costs directly related to contract activities. The amendments further clarify that general and administrative costs do not directly relate to a contract and are excluded unless they are explicitly charged to the counterparty under the terms of the contract.

The amendment is applicable to annual reporting periods beginning on or after January 1, 2022. We are currently assessing potential impacts of the amendments, though no significant effects are expected considering the nature of our business and operations and the absence of significant contracts assessed as onerous in our activities.

Inclusion of the definition of “accounting estimates” in IAS 8, Definition of Accounting Estimates

In February 2021, the IASB issued amendments to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, where a definition of accounting estimates is introduced. This amendment seeks to clarify the distinction between the concepts of “changes in accounting estimates” and “changes in accounting policies and correction of errors”. In addition, they clarify how entities use measurement techniques and data to develop accounting estimates.

The amendment is applicable to annual reporting periods beginning on or after January 1, 2023. We do not expect these changes to have a material impact.

Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgments, in which it provides guidance and examples to help employ materiality judgments to accounting policy disclosures. These amendments are intended to assist entities in providing accounting policy disclosures that are more useful by replacing the requirement that entities disclose their “significant” accounting policies with a requirement to disclose their “material” accounting policies and adding guidance on how entities apply the concept of materiality in decision-making on accounting policy disclosures.

The amendments to the IAS are applicable to annual reporting periods beginning on or after January 1, 2023. We are currently assessing the potential impacts of the amendments.

Amendments to IAS 12, deferred taxes related to assets and liabilities arising from a single transaction

In May 2021, the IASB issued amendments to IAS 12, in response to a recommendation from the IFRS Interpretations Committee (IFRIC), aiming to establish an exemption from the recognition of deferred tax assets and liabilities that arise from transactions which on initial recognition give rise to equal taxable and deductible temporary differences.

The amendments to the IAS 12 are applicable to annual reporting periods beginning on or after January 1, 2023. We are currently assessing the potential impact the amendments will have.

Principal Factors Affecting Our Results of Operations

Impact of COVID-19

The COVID-19 pandemic and the actions taken by the governments of the various countries in which we operate have affected and will continue to affect our results of operations. We are closely monitoring the evolution of the COVID-19 pandemic in Brazil and globally, to take preventive measures to minimize the spread of the virus, ensure the continuity of operations and safeguard the health and safety of our personnel. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in Which We Operate—Our business, operations and results have been and may continue to be adversely impacted by COVID-19,” “Item 4. Information on the Company—A. History and Development of the Company—History—Recent Developments—Impact of COVID-19,” “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations—Impact of COVID-19” and “Item 5. Operating and Financial Review and Prospects—D. Trend Information—Impact of COVID-19 on our Business.”

We are monitoring the evolution of the COVID-19 pandemic in the markets in which we operate, especially regarding restrictive measures adopted by governments in these jurisdictions. The Crisis Committee we created in the second quarter of 2020 continuously analyzes the situation and acts to minimize impacts on our operations and on our equity and financial position, and to allow us to implement appropriate responses, ensure the continuity of operations, hedge cash where necessary, improve liquidity and promote general health and safety. Business operations across Latin America, Asia, Europe, and the United States were and are being affected by the COVID-19 pandemic, including factory disruptions and closures, quarantined workers, and shortages of components, which have a direct impact on the availability of goods and services. These disruptions to global supply chains impacted businesses generally and weaken demand from consumers, leading to a global economic slowdown in 2020 and 2021, and to a slow economic recovery in 2022. The development of the COVID-19 pandemic, restrictive measures, vaccination campaigns, the emergence of new variants and the economic social reactions to these trends are expected to continue to affect the macroeconomic environment in 2022.

In addition, the global economy has also been adversely affected by the ongoing war between Russia and Ukraine, which has resulted in significant inflationary pressures, supply chain disruptions and volatility in financial markets.

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

See also “Item 3. Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate.”

Brazil

The Brazilian economic environment has historically been characterized by significant variations in economic growth, inflation, interest and currency exchange rates. A significant portion of our operations are in Brazil. As a result, our revenues and profitability are affected by political and economic developments in Brazil, and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in Brazil. Our operations, and the industry in general, may be affected by changes in economic conditions.

Brazil is the largest economy in Latin America, as measured by gross domestic product, or GDP. The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the periods indicated.

	For the Year Ended December 31,
	2021	2020	2019
Real growth (contraction) in gross domestic product	4.6%	(4.1)%	1.1%
Inflation (IGP-M)(1)	17.8%	23.1%	7.3%
Inflation (IPCA)(2)	10.0%	4.5%	4.3%
Long-term interest rates—TJLP (average)(3)	4.8%	4.9%	6.2%
CDI interest rate (4)	9.2%	2.8%	6.0%
Period-end exchange rate—reais per U.S.$1.00	R$5.581	R$5.197	R$4.031
Average exchange rate—reais per U.S.$1.00(5)	R$5.395	R$5.158	R$3.946
Appreciation (depreciation) of the real against the U.S.$ in the period(6)	(7.4)%	(28.9)%	(4.0)%
Unemployment rate(7)	11.6%	13.9%	11.9%

Source: FGV, IBGE, Central Bank and B3.

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	The long-term interest rate (Taxa de Juros de Longo Prazo), or “TJLP,” is the Brazilian long-term interest rate (average of monthly rates for the period).
(4)	The overnight interbank deposit rate (Certificado de Depósito Interbancário), or “CDI,” interest rate is an average of interbank overnight rates in Brazil, average during the corresponding period.
(5)	Average of the exchange rate on each business day of the year.
(6)	Comparing the U.S.$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.
(7)	Average unemployment rate for year as measured by the IBGE.

General economic stability in Brazil, following the onset of the global financial crisis in 2009, allowed the Brazilian Central Bank to continue its policy of reducing interest rates. Due to inflation and other general macroeconomics concerns, the Brazilian Central Bank began increasing interest rates, through the SELIC, a benchmark interest rate, which reached 10.00% at the end of December 31, 2013, 11.75% at the end of December 31, 2014 and 14.25% at the end of December 31, 2015. Following changes in economic and political scenarios, the Brazilian Central Bank started to reduce interest rates since then, with the SELIC reaching 13.75% as of December 31, 2016, 7.00% as of December 31, 2017, 6.50% as of December 31, 2018, 4.50% as of December 31, 2019 and 2.00% as of December 31, 2020. As a result of inflationary pressures in 2021 and 2022 (including supply chain disruptions, climate events that had an impact on energy prices, instability in the oil and gas markets as a result of the ongoing war between Russia and Ukraine as well as the adverse effects of the COVID-19 pandemic), the Brazilian Central Bank started to gradually increase SELIC in May 2021. As a result, the SELIC rate reached 9.25% as of December 31, 2021 and 11.75% as of the date of this annual report.

In addition, various ongoing investigations into allegations of money laundering and corruption conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation known as “Lava Jato,” have negatively impacted the Brazilian economy and political environment.

The recent economic instability in Brazil, the deterioration of the political environment and the ongoing COVID-19 pandemic have all contributed to a decline in market confidence in the Brazilian economy. Unfavorable macroeconomic conditions in Brazil are expected to continue throughout. Brazilian GDP decreased by 4.1% in 2020, but recovered in 2021 with an increase of 4.6%.

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

In addition, a significant part of our costs and expenses are incurred in reais and adjusted when our suppliers or service providers increase their prices. In Brazil, our service providers in general use the IPCA index to adjust their prices, while our suppliers use the National Consumer Price Index (Índice Nacional de Preços ao Consumidor), disclosed by IBGE, or INPC, the National Consumer Price Index, disclosed by FGV, or IGP-M, or the variation in the price of certain commodities, to adjust their prices according to the inflation. For operations in the United Kingdom, we have experienced low inflation, driven largely by falling oil prices and the strength of the pound sterling keeping down the costs of imports.

The decrease in the value of the pound sterling since the vote to leave the EU means that imports to the UK have become more expensive, and inflation has risen. Furthermore, as a result of COVID-19’s continuous disruption of global supply chains and the ongoing war between Russia and Ukraine, inflationary pressure has increased in Brazil and around the world in the markets in which we operate.

Our gross revenue is also indirectly affected by inflation, since in general we transfer part of our cost increases to our consumers through price increases.

Foreign Exchange

We operate globally, with manufacturing and distribution facilities in various countries around the world. The increase or decrease in value of the real against the U.S. dollar and the euro affected and will continue to affect the results of our operations, particularly with regards to: (1) the changes in raw material costs and imported goods or those linked to U.S. dollars; (2) our loans in foreign currency; (3) Natura’s costs of products sold in reais to our companies operating in Argentina, Chile, Peru, Mexico and Colombia; (4) our operations in Australia, Asia, Europe and the United States through Aesop; (5) our operations through The Body Shop brand, primarily related and limited to the translation of financial information to real; and (6) our operations around the world through Avon for which we had net underlying foreign currency exchange rate exposures through the Argentine peso, real, British pound, Chilean peso, Colombian peso, the euro, Mexican peso, Peruvian new sol, Philippine peso, Polish zloty, Romanian leu, Russian ruble, South African rand, Turkish lira and Ukrainian hryvnia. Certain of our receivables and financial obligations assumed are denominated in foreign currencies.

We and our subsidiaries are exposed to the foreign exchange rate risk resulting from financial instruments in currencies other than their functional currencies, as well as operating cash flows in foreign currencies. To reduce this exposure, policies were implemented to hedge against foreign exchange risk. These policies set maximum exposure levels regarding these risks. Our subsidiaries manage such risks as follows:

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

Pursuant to the abovementioned foreign exchange protection policy, Natura Cosméticos and its subsidiaries may enter into derivative transactions (swaps and non-deliverable forwards) to hedge against foreign exchange risk arising from financial instruments denominated in currencies other than their respective functional currencies to limit potential losses from exchange rate variation.

The Body Shop

Due to its international sales and cost of sales denominated in different currencies, The Body Shop International is exposed to fluctuations of main currencies versus the pound sterling that can impact The Body Shop International’s results. To mitigate currency risk, The Body Shop International adopts a conservative approach of hedging, before the year-end, a significant portion of annual foreign exchange exposures for the following year, through forward purchases or sales contracts. Foreign exchange exposure is identified for the following year based on the operating budgets of each subsidiary; however, a material proportion of our foreign exchange exposure is connected to The Body Shop International. These requirements are then reviewed regularly throughout the year in progress. The Body Shop International Limited is the finance company of The Body Shop International and provides working capital intercompany financing to all its subsidiaries in their local currencies. The Body Shop International hedges the foreign exchange risk arising on financing activity using foreign exchange swaps dealt with external financial counterparties.

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

Other Factors

In addition, our results of operations have been influenced and will continue to be influenced by the following key factors:

  developments with respect to the COVID-19 pandemic in Brazil and globally (see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in Which We Operate—Our business, operations and results have been and may continue to be adversely impacted by COVID-19,” “Item 4. Information on the Company—A. History and Development of the Company—History—Recent Developments—Impact of COVID-19,” “—A. Operating Results—Principal Factors Affecting Our Results of Operations—Impact of COVID 19” and “—D. Trend Information—Impact of COVID-19 on our Business”);
  general economic, political, social and business conditions in Brazil, including the impact of the current international economic environment (including any impact resulting from the ongoing war between Russia and Ukraine) and the macroeconomic conditions in Brazil, and the policies of the Brazilian government acquisitions, partnerships and corporate restructurings;
  demand for our products;
  seasonality;
  hedging transactions (as discussed under “Item 11. Quantitative and Qualitative Disclosures About Market Risk”);
  trade barriers in North America, Europe and other markets;
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

Unless otherwise indicated, in the discussion that follows, references to 2021, 2020 and 2019 are to the years ended December 31, 2021, 2020 and 2019, respectively.

Overview

The following table shows our key consolidated financial information for the periods indicated.

	As of and for the Year Ended December 31,
	2021	2020	2019
	(in millions of R$, except number of shares and per share amounts)
Shareholders’ equity	28,566.7	27,387.1	3,362.3
Total assets	60,448.5	60,917.6	21,184.5
Net revenue	40,164.7	36,922.0	14,444.7
Net (loss)/income for the year	1,040.7	(663.6)	155.5
Number of shares (excluding treasury stock)(1)	1,374,685,197	1,375,158,636	865,660,042
Book value per share (R$/unit)	R$25.43	R$19.90	R$3.88

(1)

Adjusted to reflect the distribution of bonus shares undertaken on September 17, 2019 which resulted in the issuance of new shares at a ratio of one share per one share outstanding of Natura Cosméticos.

In 2021, 55.8% (55.6% in 2020) of our net revenue derived from our LATAM segment, primarily from the sale of products to our consultants. In 2020, 55.6% (63.1% in 2019) of our net revenue derived from our Natura &Co LATAM segment, primarily from the sale of products to our consultants. The number of our consultants and their productivity are the main drivers of our gross operating revenue.

We recorded a net income of R$1,040.7 million in 2021, compared to a net loss of R$663.7 million in 2020. The principal factors affecting our net income generation in 2021 were (i) the absence of costs related to Avon’s acquisition in 2021, when compared to R$303.9 million incurred on the year ended December 31, 2020, (ii) deferred income taxes of roughly R$1.0 billion related to corporate restructuring process, (iii) offset by an increase of 64.2% on business transformation and integration plan costs and corporate expenses, amounting to R$511.0 million and R$559.4 million in 2021 (R$256.7 and R$379.7 million in 2020, respectively).

We recorded a net loss of R$663.7 million in 2020, compared to a net income of R$155.5 million in 2019. The principal factors affecting our net loss in 2020 were (i) the consolidation of Avon’s net loss in 2020, (ii) costs related to Avon’s acquisition of R$303.9 million in 2020 and (iii) business transformation and integration plan costs of R$256.7 million.

Results for 2021 Compared to 2020

The following table sets forth our consolidated financial information for 2021 and 2020.

	For the Year ended December 31,
	2021	2020	Variation
	(in millions of R$)
Net revenue	40,164.7	36,922.0	8.8%
Cost of sales	(14,011.5)	(13,229.7)	5.9%
Gross profit	26,153.2	23,692.3	10.4%
Operating income (expenses)
Selling, marketing and logistics expenses	(16,999.2)	(15,702.8)	8.3%
Administrative, R&D, IT and project expenses	(6,958.9)	(5,956.0)	16.8%
Impairment losses on trade receivables	(837.8)	(727.7)	15.1%
Other operating income (expenses), net	(239.0)	(516.2)	(53.7%)
	(25,034.9)	(22,902.7)	9.3%
Operating Income Before Financial Result	1,118.2	789.6	41.6%
Financial income	4,006.6	4,738.4	(15.4%)
Financial expenses	(5,033.5)	(5,773.8)	(12.8%)
Net financial result	(1,026.9)	(1,035.4)	(0.8%)
Net income (loss) before income tax and social contribution	91.3	(245.8)	(137.1%)
Income tax and social contribution	1,048.0	(274.7)	(481.4%)
Net income (loss) from continuing operations	1,139.2	(520.6)	(318.8%)
Net (loss) from discontinued operations (*)	(98.6)	(143.1)	(31.1%)
Net income (loss) for the year	1,040.7	(663.7)	(256.8%)

n.m. = not meaningful.

(*)              On December 17, 2015, Avon signed contracts that resulted in the separation of operations in the United States, Canada and Puerto Rico from New Avon. These transactions were closed on March 1, 2016. As of December 31, 2021, contingent liabilities prior to this transaction and related to operations in the United States, Canada, and Puerto Rico are treated as discontinued operations.

Net Revenue

	For the Year ended December 31,
	2021	2020	Variation
	(in millions of R$)
Operating segments
Natura &Co LATAM	22,413.4	20,542.3	9.1%
Avon International	9,329.3	9,097.4	2.5%
The Body Shop International	5,821.8	5,332.9	9.2%
Aesop International	2,600.2	1,949.3	33.4%
Net revenue	40,164.7	36,922.0	8.8%

n.m. = not meaningful.

Our consolidated net revenue increased by 8.8%, to R$40,164.7 million in 2021, from R$36,922.0 million in 2020, mainly due to the growth in sales on the social media channels and e-commerce of Natura &Co LATAM, The Body Shop International and Aesop International.

The following is a discussion of our main segments:

  Natura &Co LATAM. Natura &Co LATAM’s net revenue increased by 9.1%, to R$22,413.4 million in 2021, from R$20,542.3 million in 2020, primarily due to the growth in sales in Spanish-speaking Latin American countries and the progressive economic recovery after lessening of restrictions imposed by COVID-19.
  Avon International. Net revenue reached R$9,329.3 million in 2021, which represents an increase of 2.5% compared to R$9,097.4 million of net revenue in 2020, representing 23.2% and 24.6% of our 2021 and 2020 total consolidated net revenue, respectively. Avon International’s net revenue increased mainly as a result of the increase in the average exchange rate from pound sterling to reais of 6.0% in 2021. In its functional currency (pound sterling), Avon International’s revenue decreased by 4.3% in 2021, mainly driven by a lower number of representatives.
  The Body Shop International. The Body Shop International’s net revenue increased by 9.2%, to R$5,821.8 million in 2021, from R$5,332.9 million in 2020. The Body Shop International’s net revenue increased mainly as a result of the increase in the average exchange rate from pound sterling to reais by 9.8%. In its functional currency (pound sterling), The Body Shop International’s revenue increased just 0.7% in 2021 as a result of COVID-19 Omicron wave in several markets, mainly in UK, the brand’s largest market, resulting in lower retail store traffic, which was offset by the performance of e-commerce and direct selling channels, at Home.
  Aesop International. Aesop International’s net revenue increased by 33.4%, to R$2,600.2 million in 2021, from R$1,949.3 million in 2020. Aesop International’s net revenue increased mainly as a result of the economy recovery and lessening of the pandemic restrictions. Retail and on-line sales increased by 21% and concentrated mainly on Asia (where they increased by 20%) and America (where they increased by 16%). In addition, the increase of the average exchange rate from Australian dollar to reais by 12.1% contributed to the variation. In its functional currency (the Australian dollar), net revenue increased by 25.1% in 2021.
120

Cost of Sales

The following tables show the components of our cost of sales for the periods indicated:

	For the Year ended December 31,		Variation
	2021	2020
	(in millions of R$)
Raw material for products and packages(1) and resale products(2)	12,115.8	11,222.8	8.0%
Personnel expenses	568.9	638.5	(10.9%)
Depreciation and amortization	254.5	215.4	18.2%
Other costs(3)	1,072.5	1,153.0	(7.0%)
Cost of sales	14,011.5	13,229.7	5.9%

(1)   Particularly plastic, glass, graphics and fragrance bottles.

(2)   Products manufactured by third parties, including soaps, hair products and others.

(3)   “Other costs” include electricity, water, gas, computer services and others.

	For the Year ended December 31,		Variation
	2021	2020
	(in millions of R$)
Operating segments
Natura &Co LATAM	8,833.1	8,062.7	9.6%
Avon International	3,698.2	3,822.0	(3.2)%
The Body Shop International	1,236.7	1,157.0	6.9%
Aesop International	243.5	188.0	29.5%
Cost of sales	14,011.5	13,229.7	5.9%

In 2021, our cost of sales increased by 5.9%, to R$14,011.5 million, from R$13,229.7 million in 2020. Cost of sales remained stable compared to net revenue, representing 34.9% of net revenue in 2021 compared to 35.8% in 2020.

With respect to our main reporting segments:

  Natura &Co LATAM: In 2021, Natura &Co LATAM accounted for 63.0% of our total cost of sales. Natura &Co LATAM’s cost of sales increased by 9.6%, amounting to R$8,833.1 million in 2021. Cost remained stable, representing 39.4% of the net revenue of the segment, compared to R$8,062.7 million in 2020, which represented 39.2% of net revenue.
  Avon International: In 2021, Avon International accounted for 26.4% of our total cost of sales, amounting to R$3,698.2 million and 39.6% of its net revenue. In 2020, Avon International’s cost of sales amounted to R$3,822.0 million, accounting for 42% of its net revenue for the year. This decrease in cost of sales is mainly explained by structural initiatives, partially offset by higher supply chain costs.
  The Body Shop International: In 2021, The Body Shop International accounted for 8.8% of our total cost of sales. At The Body Shop International, cost of sales increased by 6.9%, amounting to R$1,236.7 million in 2021 from R$1,157.0 million in 2020. In 2021, cost of sales remained stable, representing 21.2% of The Body Shop International’s net revenue, compared to 21.7% for the period ended December 31, 2020.
  Aesop International. In 2021, Aesop International represented 1.7% of our total cost of sales. At Aesop International, cost of sales increased by 29.5%, amounting to R$243.5 million in 2021 from R$188.0 million in 2020. This was mainly due to the increase in Aesop International’s sales in 2021 compared to 2020. Aesop International’s cost of sales represented 9.4% of its net revenue in 2021 and 9.6% of its net revenue in 2020, respectively, remaining stable.
121

Gross Profit

As a result of the foregoing, consolidated gross profit increased by 10.4%, amounting to R$26,153.2 million in 2021, from R$23,692.3 million in 2020. Our consolidated gross margin, which we calculate as gross profit divided by net revenue, expressed as a percentage, reached 65.1% in 2021, compared to 64.2% in 2020. Our gross margin increased mainly due to (i) structural initiatives and revenue management at Avon International and (ii) lower discounts and a changing sales mix at The Body Shop International.

Operating Expenses

Consolidated operating expenses increased by 9.3%, amounting to R$25,034.9 million in 2021, representing 62.3% of consolidated net revenue compared to R$22,902.7 million in 2020, when they represented 62.0% of net revenue primarily due to the factors listed below.

Selling, Marketing and Logistics Expenses

Consolidated selling, marketing and logistics expenses increased by 8.3% to a cost of R$16,999.2 million in 2021, compared to a cost of R$15,702.8 million in 2020. This increase is aligned with the growth in our revenue by 8.8%, and is primarily due to (i) changes in credit policies, such as the extension of payment terms for consultants, flexibility in credit conditions and increases to on-line sales commissions, marketing and sales force expenses and other sale expenses totaling R$8,391.8 million in 2021 compared to R$7,723.8 million in 2020, (ii) the increase in the effects of exchange rates due to the devaluation of the real and expenses denominated in foreign currency, and (iii) logistics costs driven by on-line sales amounting to R$2,654.5 million in 2021 (R$2,479.2 million in 2020). Selling, marketing and logistics expenses remained stable and accounted for 42.3% of our net revenue in 2021, compared to 42.5% in 2020. This stability is a result of continuous investments in operating efficiency and the reduction of discretionary expenses with the purpose of maintaining the business’s profitability and liquidity.

Administrative, R&D, IT and Project Expenses

Administrative, research and development, technology and other project expenses increased by 16.8% to R$6,958.9 million in 2021 from R$5,956.0 million in 2020. The increase was mainly due to (i) COVID-19 related governmental incentives in the United Kingdom and Australia related to payroll charges in 2020; and (ii) the postponement of planned IT projects from 2020 to 2021 as a response to the COVID-19 pandemic in order to minimize impacts to our cash flows, which was responsible for the 2.2% increase in administrative, research and development, technology and other project expenses compared to our net revenues (17.3% of our net revenues in 2021, compared to 16.1% in 2020).

Other Operating Income (Expenses), Net

Other operating income (expenses), net, decreased to R$239.0 million in 2021, from R$516.2 million in 2020. This change was primarily due to (i) tax credits in the amount of R$297.3 million in 2021 compared to R$105.2 million in 2020; and (ii) expenses amounting to R$511.0 million related to the implementation of a transformation plan in 2021 compared to R$256.7 million in 2020.

Net Financial Result

Net financial expenses amounted to R$1,026.9 million in 2021, compared to R$1,035.4 million in 2020. This reduction was primarily due to a reduction in interest payments due on Avon’s indebtedness in 2021 compared to 2020 as a result of redemptions, repurchases and terminations of certain financing agreements by Avon in 2021.

Income Tax and Social Contribution Expenses

Income tax and social contribution expenses increased to R$1,048.0 million in 2021, from R$274.7 million in 2020. This increase was primarily due to tax benefits identified mainly in Avon entities in Luxembourg in 2021, and to the impacts of deferred amount over tax losses of Avon and amortization of deferred income tax liability on appreciation of assets and liabilities as a result of the purchase price allocation in connection with the acquisition of Avon.

Net Income (Loss) for the Period

For the reasons described above, we had a net income of R$1,040.7 million (equivalent to 2.6% of net revenue) in 2021, compared to a net loss of R$663.6 million (equivalent to 1.8% of net revenue) in 2020.

Results for 2020 Compared to 2019

The following table sets forth our consolidated financial information for 2020 and 2019.

	For the Year ended December 31,		Variation
	2020	2019
	(in millions of R$)
Net revenue	36,922.0	14,444.7	155.6%
Cost of sales	(13,229.7)	(4,033.5)	228.0%
Gross profit	23,692.3	10,411.2	127.6%
Operating income (expenses)
Selling, marketing and logistics expenses	(15,702.8)	(6,395.6)	145.5%
Administrative, R&D, IT and project expenses	(5,956.0)	(2,405.6)	147.6%
Impairment losses on trade receivables	(727.7)	(209.5)	247.43%
Other operating income (expenses), net	(516.2)	(49.3)	946.8%
	(22,902.7)	(9,060.0)	152.8%
Operating Income Before Financial Result	789.6	1,351.2	(41.6)%
Financial income	4,738.4	1,955.8	142.3%
Financial expenses	(5,773.8)	(2,795.9)	106.5%
Net financial result	(1,035.4)	(840.1)	(23.2)%
Taxes on formation of the Company	—	(206.6)	(100.0)%
Net income (loss) before income tax and social contribution	(245.8)	304.6	(180.7)%
Income tax and social contribution	(274.7)	(149.1)	84.3%
Net income (loss) from continuing operations	(520.6)	155.5	(434.8)%
Net (loss) from discontinued operations (*)	(143.1)	n.a.	n.m.
Net income (loss) for the year	(663.7)	155.5	(526.9)%

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

Net Revenue

	For the Year ended December 31,
	2020	2019	Variation
	(in millions of R$)
Operating segments
Natura &Co LATAM	20,542.3	9,113.9	125.4%
Avon International	9,097.4	n.a.	n.m.
The Body Shop International	5,332.9	4,028.7	32.4%
Aesop International	1,949.3	1,302.2	49.7%
Net revenue	36,922.0	14,444.7	155.6%

n.m. = not meaningful.

Our consolidated net revenue increased by 155.6%, to R$36,922.0 million in 2020, from R$14,444.7 million in 2019, mainly as a result of the acquisition of Avon, completed in January 2020, and improvements in the performance of beauty consultants of Natura &Co LATAM, The Body Shop International and Aesop International.

The following is a discussion of our main segments:

  Natura &Co LATAM. Natura &Co LATAM’s net revenue increased by 125.4%, to R$20,542.3 million in 2020, from R$9,113.9 million in 2019, primarily due to the acquisition of Avon and the growth of the Natura brand in Latin America, despite the restrictions imposed as a result of the COVID-19 pandemic.
  Avon International. From the acquisition of Avon on January 3, 2020 through December 31, 2020, Avon International contributed R$9,097.4 million of net revenue, representing 24.6% of our total consolidated net revenue.
  The Body Shop International. The Body Shop International’s net revenue increased by 32.4%, to R$5,332.9 million in 2020, from R$4,028.7 million in 2019. This increase is primarily due to an increase in the average exchange rate of the pound sterling into Brazilian reais of 32.2%. The Body Shop International’s revenue in its functional currency, the pound sterling, remained relatively stable, with a decrease of 1.3% 2020 compared to the year ended December 31, 2019. This decrease was due to an increase in the performance of e-commerce, direct selling channels and at-home, which was more than offset by the negative impact of the COVID-19 pandemic.
  Aesop International. Aesop International’s net revenue increased by 49.7%, to R$1,949.3 million in 2020, from R$1,302.2 million in 2019. This increase is primarily due to an increase in the average exchange rate of the Australian dollars into Brazilian reais of 31.5%. Aesop International’s net revenue in its functional currency, the Australian dollar, increased by 13.9% due to an increase in online sales which offset the adverse impact of temporary closures of physical stores during part of 2020 and the lower flow of tourists in the markets where Aesop International operates as a result of restrictions imposed due to the COVID-19 pandemic.

Cost of Sales

The following tables show the components of our cost of sales for the periods indicated:

	For the Year ended December 31,		Variation
	2020	2019
	(in millions of R$)
Raw material for products and packages (1) and resale products (2)	11,222.8	3,457.5	224.6%
Personnel expenses	638.5	293.4	117.6%
Depreciation and amortization	215.4	57.4	274.9%
Other costs (3)	1,153.0	225.2	412.1%
Cost of sales	13,229.7	4,033.5	228.0%

(1)  Particularly plastic, glass, graphics and fragrance bottles.

(2)  Products manufactured by third parties, including soaps, hair products and others.

(3)  “Other costs” include electricity, water, gas, computer services and others.

	For the Year ended December 31,		Variation
	2020	2019
	(in millions of R$)
Operating segments
Natura &Co LATAM	8,062.7	2,977.3	170.8%
Avon International	3,822.0	n.a.	n.m.
The Body Shop International	1,157.0	933.6	23.9%
Aesop International	188.0	122.5	53.5%
Cost of sales	13,229.7	4,033.5	228.0%

n.m. = not meaningful.

In 2020, our cost of sales increased by 228.0%, to R$13,229.7 million in 2020, from R$4,033.5 million in 2019. Cost of sales represented 35.8% of net revenue in 2020 as compared to 27.9% in 2019. This increase is primarily due to the consolidation of Avon’s costs in the amount of R$8,298.9 million in 2020.

With respect to our main reporting segments:

  Natura &Co LATAM. In 2020, Natura &Co LATAM’s cost of sales accounted for 60.9% of our total consolidated cost of sales. Natura &Co LATAM’s cost of sales increased by 170.8% to R$8,062.7 million in 2020, from R$2,977.3 million in 2019. Natura &Co LATAM’s cost of sales represented 39.2% and 32.7% of Natura &Co LATAM’s net revenue, in 2020 and 2019, respectively. The increase in costs of sale is mainly due to the acquisition of Avon.
  Avon International. In 2020, Avon International’s cost of sales of R$3,822.0 million accounted for 28.9% of our total consolidated cost of sales. In 2020, Avon International’s cost of sales represented 42.0% of Avon International’s net revenue.
  The Body Shop International. In 2020, The Body Shop International’s cost of sales accounted for 8.7% of our total consolidated cost of sales. The Body Shop International’s cost of sales increased by 23.9% to R$1,157.0 million in 2020, from R$933.6 million in 2019. Cost of sales represented 21.7% and 23.2% of The Body Shop International’s net revenue in 2020 and 2019, respectively. The improvement was mainly due to the reduction in discounts on products sold.
  Aesop International. In 2020, Aesop International’s cost of sales represented 1.4% of our total consolidated cost of sales. Aesop International’s cost of sales increased by 53.5% to R$188.0 million in 2020, from R$122.5 million in 2019. This increase was mainly due to an increase in sales. Aesop International’s cost of sales represented 9.6% and 9.4% of Aesop International’s net revenue in 2020 and 2019, respectively.

Gross Profit

As a result of the foregoing, consolidated gross profit increased by 127.6%, to R$23,692.3 million in 2020, from R$10,411.2 million in 2019. Our consolidated gross margin, which we calculate as gross profit divided by net revenue, expressed as a percentage, was 64.2% in 2020, compared to 72.1% in 2019. In 2020, our margin decreased primarily due to the acquisition of Avon, which has historically recorded lower gross margins.

Operating Expenses

Consolidated operating expenses increased by 152.8%, to R$22,902.7 million in 2020, compared to R$9,060.0 million in 2019, representing 62.0% of net revenue primarily due to the factors listed below.

Selling, Marketing and Logistics Expenses

Consolidated selling, marketing and logistics expenses increased by 145.5% to R$15,702.8 million in 2020, compared to R$6,395.6 million in 2019. This increase is primarily due to (i) the consolidation of Avon since January 3, 2020, (ii) effects of business combination fair value adjustments mainly in relation to the amortization of intangible assets as a result of the acquisition of Avon in 2020, (iii) measures to mitigate the impacts of COVID-19, such as: extension of payment terms for consultants, flexibility of credit conditions and increase in online sales commissions, marketing expenses, sales force and other sales expenses, (iv) the increase in the effects of exchange rates due to the devaluation of the real and expenses denominated in foreign currency, and (v) logistics expenses driven by online sales. As a percentage of net revenue, selling, marketing and logistics expenses represented 42.5% in 2020, compared to 44.3% in 2019. This decrease is the result of continued investments in improving operational efficiency, the reduction of discretionary expenses during the second and third quarters of 2020 to mitigate the impact of COVID-19 on the profitability and liquidity of the business, and government benefits obtained by The Body Shop and Aesop in certain markets in the second and third quarters of 2020.

Administrative, R&D, IT and project expenses

Administrative, R&D, IT and project expenses increased by 147.6% to R$5,956.0 million in 2020 from R$2,405.6 million in 2019. This increase of R$3,550.4 million was primarily due to the acquisition of Avon in January 2020, including the effects of the depreciation and amortization of fair value adjustments, primarily on property, plant and equipment and intangible assets, which were partially offset by measures implemented to minimize the impacts of COVID-19. Administrative, R&D, IT and project expenses represented 16.1% and 16.7% of our net revenue, in 2020 and 2019, respectively.

Other Operating Income (Expenses), Net

Other operating income (expenses), net, increased by R$466.9 million from net expenses of R$49.3 million in 2019 to net expenses of to net expenses of R$516.2 million in 2020. This increase was primarily due to (i) acquisition costs related to the acquisition of Avon, amounting to R$303.9 million in 2020, compared to R$141.3 million in 2019; (ii) expenses amounting to R$256.7 million related to the implementation of a transformation and integration plan in 2020 compared to R$51.5 million in 2019; (iii) an increase of expenses related to the “Crer para Ver” initiative, a social program of Instituto Natura, to R$54.5 million in 2020 compared to R$36.2 million in 2019; (iv) a decrease in the gain recognized for the reversal of ICMS tax provision to R$18.7 million in 2020 compared to R$42.3 million for year ended December 31, 2019, and (v) a gain as a result of the recognition of tax credit related to the exclusion of ICMS from PIS and COFINS calculation base in an amount of R$52.6 million in 2019. The increase in net expenses was partially offset by a gain recognized in 2020 in relation to tax credits of PIS and COFINS taxes in the amount of R$60.2 million.

Net Financial Result

Net financial expenses increased by R$195.3 million to R$1,035.4 million in 2020 from R$840.1 million in 2019. This increase is mainly due to the effect of the acquisition of Avon in 2020 and to interest expenses on Avon’s indebtedness. This increase was partially offset by (i) lower interest rates in Brazil, and (ii) the amortization of the fair value adjustment related to Avon’s debts which was recorded upon the acquisition of Avon and reduces Avon’s historical interest expenses.

Income Tax and Social Contribution Expenses

Income tax and social contribution expenses increased to R$274.7 million in 2020, from R$149.1 million in 2019. The increase is mainly due to the sales performance of Natura Cosméticos in the year ended December 31, 2020 compared to the year ended December 31, 2019, and the consolidation of Avon’s results since January 3, 2020. The increase was partially offset by the recognition of deferred tax assets on loss carry forwards by Avon and the amortization of tax liabilities on assets and liabilities recognized as a result of the business combination fair value adjustments recorded as a result of the acquisition of Avon.

Net (Loss) Income for the Period

For the reasons described above, we had a net loss of R$663.7 million (1.8% of net revenue) in 2020, compared to a net income of R$155.5 million (1.1% of net revenue) in 2019.

B. Liquidity and Capital Resources

Overview

Our financial condition and liquidity are influenced by several factors, including:

  the continued impact of COVID-19 on our business (“Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in Which We Operate—Our business, operations and results have been and may continue to be adversely impacted by COVID-19,” “Item 4. Information on the Company—A. History and Development of the Company—History—Recent Developments—Impact of COVID-19,” “—A. Operating Results—Principal Factors Affecting Our Results of Operations—Impact of COVID 19” and “—D. Trend Information—Impact of COVID-19 on our Business”);
  our ability to generate cash flow from our operations;
  the level of our outstanding indebtedness and related accrued interest, which affect our net finance expenses;
  prevailing Brazilian and international interest rates, which affect our debt service requirements;
  our ability to continue borrowing funds from Brazilian and international financial institutions and to obtain pre-export financing from certain customers;
  our capital expenditure requirements; and
  credit ratings, including factors that may materially influence credit ratings, implications of potential changes in ratings and in management’s expectations; and covenant compliance, including the implications arising from breaching financial or other covenants and our capacity for additional borrowing under our covenants

Sources of Liquidity

Our cash needs have traditionally consisted of working capital requirements, servicing of our indebtedness, capital expenditures related to investments in operations, maintenance and expansion of plant facilities, as well as acquisitions. Our sources of liquidity have traditionally consisted of cash flows from our operations (which may vary according to the fluctuations of our operating income, cost of sales, operating expenses and financial results) and short- and long-term borrowings. We have financed acquisitions through third-party financing. We believe that, for the next 12 months, our current working capital is sufficient to satisfy our present needs. We expect to be able to meet any potential shortfalls in our working capital needs through either short- and long-term borrowings or debt offerings in the domestic and international capital markets. Our principal sources of financing for working capital and for investments in noncurrent assets are: (1) cash generated from our operating activities and (2) loans and financing. However, even though these sources of liquidity have been sufficient, the impacts of the COVID-19 pandemic on our business may require us to use other sources of funding in the future.

Cash Flows

In the discussion that follows, references to 2021, 2020 and 2019 are to the fiscal years ended December 31, 2021, 2020 and 2019, respectively.

The following table shows our consolidated cash flows for the periods indicated.

	For the Year ended December 31,			Variation
	2021	2020	2019	2021/2020	2020/2019
	(in millions of R$, except percentages)
Net cash flows provided by (used in) operating activities	(114.2)	1,285.6	1,300.4	(108.9%)	(1.1)%
Net cash flows provided by (used in) investing activities	(652.0)	679.1	(314.4)	(196.0%)	(316.0)%
Net cash flows (used in) provided by financing activities	(1,245.2)	(777.6)	2,312.4	60.1%	(133.6)%
Increase/(decrease) in cash and cash equivalents(1)	(1,814.4)	1,308.1	3,298.6	(238.7%)	(60.3)%
Cash and cash equivalents at the beginning of the period	5,821.7	4,513.6	1,215.0	29.0%	271.5%
Cash and cash equivalents at the end of the period	4,007.3	5,821.7	4,513.6	(31.2%)	29.0%

(1)   Includes the effect of exchange variation on cash and cash equivalents, as presented in the statement of cash flows.

In 2021, consolidated cash and cash equivalents amounted to R$4,007.3 million, compared to R$5,821.7 million in 2020 and R$4,513.6 million in 2019.

Net Cash Provided by (Used in) Operating Activities

Net cash used in operating activities amounted to R$114.2 million in 2021 compared to net cash provided by operating activities of R$1,285.6 million in 2020. This variation was primarily due to (i) the reduction of net income adjusted by exclusion of items with no cash effect, (ii) the reduction in working capital from higher inventory, mainly as a result of a slowdown in activity in some key markets, changes in category dynamics and increase in retail inventory due to supply chain disruptions, as well as higher accounts receivable due to the challenging macro environment in Latin America; and (iii) increase in payments related to income tax and social contribution.

Net cash provided by operating activities amounted to R$1,285.6 million in 2020 compared to R$1,300.4 million in 2019. This decrease was due to (i) an increase in net income excluding items without cash effect, mainly due to amortization and depreciation expenses related to business combination fair value adjustments, primarily on property, plant and equipment and intangible assets related to the acquisition of Avon in 2020, (ii) an increase in interest and exchange rate variation on borrowings and financings, and (iii) an increase in payments related to tax, civil and labor proceedings, interest on lease payments and interest on borrowings, financing and debentures.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities amounted to R$652.0 million in 2021, compared to cash provided by investing activities of R$679.1 million in 2020. This variation was primarily due to (i) increase of additions of property, plant and equipment, intangible assets and rights of use, which amounted to R$1,479.2 million in 2021, compared to R$674.2 million in 2020.

Net cash provided by investing activities amounted to R$679.1 million in 2020, compared to cash used in investing activities of R$314.4 million in 2019. This change was primarily due to (i) cash from the acquisition of Avon in the amount of R$2,661.9 million and (ii) redemptions of short-term investments of R$9,008.9 million in 2020 compared to R$7,345.4 million in 2019, offset by cash flows used for the acquisition of R$10,371.5 million investments in short-term securities in 2020, compared to R$7,161.5 million in 2019.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities amounted to R$1,245.2 million in 2021, compared to cash used by financing activities of R$777.6 million in 2020. This variation is primarily due to: (i) lower cash inflow in 2021 from new borrowings and derivative settlement for a total amount of R$7,996.0 million compared to a cash inflow in 2020 from new borrowings and capital increase of R$8,791.3 million, partially offset by (ii) lower cash outflow related to lease and borrowing payments of R$9,067.2 million in 2021 compared to R$9,327.1 million in 2020.

Net cash used in financing activities amounted to R$777.6 million in 2020, compared to cash provided by financing activities of R$2,312.4 million in 2019. This increase was primarily due to: (i) repayment of borrowings, financing and debentures – principal of R$8,483.9 million in 2020, compared to R$2,643.5 million in the year ended December 31 2019, due to the settlement or maturity, as applicable, of notes issued by Avon as well as of debentures and promissory notes during 2020, and (ii) R$1,354.8 million in funding for new borrowings, financing, leases and debentures in 2020, compared to R$5,346.1 million in 2019. These effects were offset by a capital increase of R$7,436.7 million in 2020 resulting from the net proceeds of the follow-on offering of our common shares.

Capital Structure

The following table shows our sources of capital as of the dates indicated:

	As of December 31,
	2021	2020	2019
	(in millions of R$, except percentages)
Shareholders’ equity	28,566.7	27,387.1	3,362.3
Current and noncurrent borrowings, financing and debentures, including lease liabilities	16,264.7	17,681.4	13,303.9
Total source of capital	44,831.4	45,068.5	16,666.2
Shareholders’ equity as a percentage of total source of capital(1)	64%	61%	20%
Current and noncurrent borrowings, financing and debentures, including lease liabilities as a percentage of total source of capital(2)	36%	39%	80%

(1)  Shareholders’ equity divided by the total source of capital.

(2)  Current and noncurrent borrowings, financing and debentures, including lease liabilities, divided by total source of capital.

Shareholders’ Equity

As of December 31, 2021, our shareholders’ equity amounted to R$28,566.7 million, an increase of R$1,179.6 million compared to R$27,387.1 million as of December 31, 2020, primarily due to the net income generated during 2021.

As of December 31, 2020, our shareholders’ equity amounted to R$27,387.1 million, an increase of R$24,024.8 million compared to R$3,362.3 million as of December 31, 2019, primarily due to the acquisition of Avon, a subscription of shares by our controlling shareholders, investors and existing shareholders and the issuance of common shares in a follow-on offering by Natura &Co Holding in 2020.

Current and Noncurrent Borrowings, Financing and Debentures, Including Lease Liabilities

As of December 31, 2021, current and noncurrent borrowings, financing and debentures, including lease liabilities, totaled R$16,264.7 million, a decrease of R$1,416.7 million compared to R$17,681.4 million as of December 31, 2020, mainly due to (i) the prepayment of its promissory notes by R$750.0 million; and (ii) settlement of debentures in an aggregate amount of R$2,135.0 million. These factors were partially offset by the net proceeds from our offering of our 4.125% sustainability-linked notes due in 2028 in the aggregate principal amount of U.S.$1,000.0 million.

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

Cash and Cash Equivalents and Short-Term Investments

As of December 31, 2021, our cash and cash equivalents and short-term investments amounted to R$5,986.0 million, a decrease of R$2,356.3 million compared to R$8,342.3 million as of December 31, 2020.

As of December 31, 2020, our cash and cash equivalents and short-term investments amounted to R$8,342.3 million, an increase of R$2,802.9 million compared to R$5,539.4 million as of December 31, 2019.

Indebtedness

We have raised funds to finance our working capital needs, our investments in property, plant and equipment, as well as to finance costs related to the acquisition of Avon and The Body Shop. See “—Main Financing Agreements—Promissory Notes.” As of the date of this annual report, our loans and financings consist primarily of debenture and bond issuances, pursuant to Law No. 4,131, financial commercial leasing, debentures and the BNDES.

As of December 31, 2021, current and noncurrent borrowings, financing, debentures and bond issuances, including lease liabilities, totaled R$16,264.7 million, of which R$1,950.6 million was current and R$14,314.1 million was noncurrent. As of December 31, 2020, current and noncurrent borrowings, financing, debentures and bond issuances, including lease liabilities, totaled R$17,681.4 million, of which R$4,865.3 million was current and R$12,816.1 million was noncurrent. As of December 31, 2019, current and noncurrent borrowings, financing, debentures and bond issuances, including lease liabilities, totaled R$13,303.9 million, of which R$3,896.4 million was current and R$9,407.5 million was noncurrent.

The table below shows the details of our debt instruments, expressed in millions of reais, as of the dates indicated:

	As of December 31,			Currency	Maturity	Interest	Security/ Guarantee
	2021	2020	2019
Local Currency
FINEP (Financing Agency for Studies and Projects)	44.2	73.1	102.0	Real	June 2023	Interest of 3.5% per year.	Bank-issued guarantee letter.
Debentures	1,922.7	4,042.5	4,251.2	Real	August 2024	Interest of 112.00% of the CDI and 1.00% + CDI, 1.15% + CDI, matured in March and 2020, September 2020, September 2021, maturing in September 2022 and August 2024.	None
Promissory Notes	—	773.9	2,883.4	Real	December 2020	3.25% + CDI (i)	Natura Cosméticos Ltda, secured shares
BNDES(6)	—	7.8	35.4	Real	Up to September 2021	TJLP + interest of 0.5% to 3.96% per year and fixed-rate contracts of 3.5% to 5% per year (PSI). (2)	Bank-issued guarantee letter
BNDES –FINAME (Special Agency for Industrial Financing) (6)	—	—	0.2	Real	Up to March 2021	Contracts from August 2014 to May 2016 at fixed rate of 6% per year to 10.5% per year	Fiduciary sale, guarantee of Natura Cosméticos S.A. and promissory notes
Financial lease	3,547.9	3,858.5	2,517.6	Real	August 2026	Interest of 9% per year + IPCA (3)	Fiduciary sale of assets object of lease contracts.
Working capital– Mexico	—	14.5	31.8	Mexican peso	February 2021 and October 2020	Interest of 1.15% per year + TIIE (4)	Guarantee of Natura Cosméticos S.A.
Working capital – Aesop	—	—	100.4	Australian dollar	August 2026	USD Sonia + interest 0.92% per year	Bank-issued guarantee letter
Working capital – The Body Shop	526.7	500.8	—	GBP	March 2021	Sonia plus 2.9% per year	Guarantee of Natura Cosméticos S.A. until 2021 and of Natura &Co Holding from January 2022 onwards
Working capital – Avon	164.5	145.4	—	Various	May 2022	Sonia plus 7.7% per year	N/A
Notes – Avon	4,256.0	4,033.7	—	U.S. Dollar	(a) March 15, 2023; (b) March 15, 2043;	6.45% and 8.45% per year	Annual interest of (a) 7.00% and (b) 8.95%

Total in local currency	10,462.0	13,450.3	9,922.0
Foreign Currency
BNDES(6)	—	1.6	8.0	U.S. dollar	October 2020	Interest of 1.8% per year to 2.3% per year + Brazilian Resolution No. 635 (5)	Guarantee of Natura Cosméticos S.A. and bank-issued guarantee letter
Export Credit Note (NCE)	—	—	81.2	U.S. dollar	October 2020	Sonia + interest 0.87% per year (a)	None
Law No. 4,131	279.4	260.2	202.2	U.S. dollar	May 2022	Sonia + interest 1.1% per year (5)	Guarantee of Natura Indústria.
Notes	5,523.3	3,969.2	3,090.5	U.S. dollar	February 2023	Interest of 5.375% per year (5)	None
Total in foreign currency	5,802.7	4,231.0	3,381.9
Overall total	16,264.7	17,681.4	13,303.9
Current	1,950.6	4,865.3	3,896.4
Noncurrent	14,314.1	12,816.1	9,407.5
Debentures
Current	350.1	2,169.8	246.0
Noncurrent	1,572.6	1,872.7	4,005.2

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

The following table shows the maturities of our current and non-current consolidated debt, including lease liabilities, as of December 31, 2021:

	Borrowings, Financing and Debentures as of December 31, 2021	Leases as of December 31, 2021	Total as of December 31, 2021
		(in millions of R$)
Maturity of loans and financing, including lease liabilities
2022	945.1	1,005.5	1,950.5
2023	2,812.3	749.0	3,561.3
2024	2,249.6	575.2	2,824.8
2025 and thereafter	6,709.9	1,218.1	7,928.0
Total	12,716.8	3,547.9	16,264.7

Main Financing Agreements

Our principal financing agreements as of December 31, 2021 are described below:

Debentures

As of December 31, 2021, the outstanding balance on these debentures was R$1,922.7 million.

On September 28, 2017, Natura Cosméticos completed its seventh issuance of debentures in an aggregate principal amount of R$2.6 billion. Natura Cosméticos issued 260,000 debentures with 77,273 allocated to the first series, maturing on September 25, 2020, and 182,727 allocated to the second series maturing on September 25, 2021. Each series bears interest at 100% of the overnight interbank deposit rate (Certificado de Depósito Interbancário), or “CDI,” plus an applicable spread of 1.40% for the first series and 1.75% for the second series. These debentures were fully paid on September 28, 2021.

On September 21, 2018, Natura Cosméticos completed its ninth issuance of debentures in the aggregate principal amount of R$1.0 billion. This amount was used to prepay the eighth issuance. The issuance consisted of 100,000 debentures, of which 38,904 were issued in the first series, maturing on September 21, 2020, 30,831 were in the second series, maturing on September 21, 2021, and 30,265 were in the third series, maturing on September 21, 2022, with interest accruing at a rate equivalent to 109.5%, 110.5% and 112%, respectively, of the cumulative variation of the average daily interbank deposit rates (DI). In 2019 and 2021, Natura Cosméticos redeemed certain of its debentures of the first and second series of the ninth issuance.

On July 22, 2019, Natura Cosméticos carried out its tenth issuance of non-convertible unsecured debentures in the aggregate amount of R$1,576.5 million. A total of 157,645 registered, book-entry, non-convertible and unsecured debentures were issued in four series, without the issue of provisory or final certificates, at a nominal unit value of R$10,000, of which 40,000 were in the first series, 9,570 in the second series, 68,623 in the third series, and 39,452 in the fourth series, all of which will mature on August 26, 2024, bearing interest at the cumulative variation of the average daily CDI rate plus 1% for the first series and the cumulative variation of the average CDI rate plus 1.15% for other series.

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

The appropriation of costs related to the issuance of promissory notes in 2020 was R$25.2 million, recorded monthly under financial expenses in the statement of profit or loss, as per the effective interest rate method. The outstanding balance of issuance costs to be settled as of December 31, 2021 was R$3.1 million. In January 2020 we redeemed an aggregate principal amount of R$1,830 million of these promissory notes. In June 2020, Natura &Co Holding redeemed the aggregate outstanding amount of R$370 million of its first series of promissory notes and R$140 million of its second series of promissory notes. In December 2020 Natura &Co Holding redeemed the aggregate outstanding amount of R$560 million of its first series of promissory notes. The obligations of Natura &Co Holding under the abovementioned promissory notes were secured by a fiduciary assignment (alienação fiduciária) of 26,785,487 common shares of Natura Cosméticos S.A., representing 2.91% of its share capital as defined in the applicable pledge. As of December 31, 2021 and 2020, there was no outstanding balance on these promissory notes.

On May 4, 2020, Natura &Co Holding issued an aggregate principal amount of R$500 million, divided into 100 promissory notes. The promissory notes mature on May 4, 2021. Interest on these promissory notes accrues at a rate equivalent to 100% of the CDI rate plus 3.25%. The proceeds of this offering were used to strengthen our cash position. The obligations of Natura &Co Holding under the abovementioned promissory notes are secured by a fiduciary assignment (alienação fiduciária) of 23,461,472 common shares of Natura Cosméticos S.A., representing 2.55% of its share capital as defined in the applicable pledge. As of December 31, 2021, there was no outstanding balance on these promissory notes (R$516 million as of December 31, 2020).

On May 4, 2020, Natura Cosméticos issued an aggregate principal amount of R$250 million, divided into 50 promissory notes. The promissory notes mature on May 4, 2021. Interest on these promissory notes accrues at a rate equivalent to 100% of the CDI rate plus 3.25%. The proceeds of this offering were used to strengthen Natura Cosméticos and its subsidiaries’ cash position. As of December 31, 2021, there was no outstanding balance on these promissory notes (R$259 million as of December 31, 2020).

As a result of the foregoing, the outstanding balance of the promissory notes as of December 31, 2020 was R$773.9 million (R$2,883.4 million as of December 31, 2019).

On April 15, 2021, Natura &Co Holding and Natura Cosméticos redeemed the aggregate principal amount due under their respective promissory notes, equivalent to R$500.0 million for Natura &Co Holding and R$250.0 million for Natura Cosméticos. As a result, there was no outstanding balance under the promissory notes as of December 31, 2021.

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

On May 21, 2021, Natura Cosméticos redeemed the total outstanding amount under these notes pursuant to the optional redemption provisions of the indenture governing the notes. We also subsequently terminated the related hedging derivative instruments.

Export Credit Notes

In order to finance its working capital needs, Natura Indústria raised funds of R$83.3 million on October 2, 2019 by entering into an export credit note with Citibank. This note has a term of one year, with interest being payable on a quarterly basis, whereas the principal is paid at maturity. We have hedged the exposure (derived from U.S. dollar LIBOR plus 0.87% per year) arising from this transaction at a cost of CDI plus 0.60% per year. As of December 31, 2021, there was not outstanding balance on these notes.

Law No. 4,131

Natura Cosméticos entered into a transfer facility of funds raised abroad denominated in foreign currency via Law No. 4,131 with financial institutions due to favorable rates. The funds raised in this operation will be allocated to finance our working capital. On May 20, 2019, a total of U.S.$50 million was raised at Sonia plus 1.1% per year plus the exchange rate variation, with semiannual interest payments in May and November, maturing on May 20, 2022. As of December 31, 2021, the outstanding balance of these letters of credit was R$279.4 million without considering the corresponding hedge adjustment.

Notes – Avon

Avon has issued the following series of notes:

Notes – Avon	Principal in millions of U.S.$	Principal in millions of R$	Annual Interest Rate	Maturity
7.00% Notes due 2023	461.9	2,577.5	6.50%	March 15, 2023
8.95% Notes due 2043	216.1	1,205.9	8.45%	March 15, 2043

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

On April 23, 2021, The Body Shop International Limited entered into a credit facility with UK Export Finance and HSBC Bank PLC in the amount of £100 million, guaranteed by Natura &Co Holding and Natura Cosméticos. This facility bears interest at the Sonia rate plus 2.9% per year, with maturity dates for payment of principal and interest in December 2021, April 2023 and April 2024. The facility was fully drawn on June 30, 2021.

The Body Shop also had a facility of up to R$150 million which was in force as of December 31, 2019 but was terminated during the first half of 2020.

ESG Debt Securities (“ESG Notes”)

On May 4, 2021, Natura Cosméticos concluded the offering of its 4.125% sustainability-linked notes due in 2028 in the aggregate principal amount of U.S.$1,000 million, the ESG Notes, with semiannual interest payments in May and November of each year until the maturity date. The ESG Notes are guaranteed by Natura &Co Holding S.A. and included two sustainability performance targets, to be met by year-end 2026: (i) reducing scopes 1, 2 and 3 of relative greenhouse gas emissions intensity by 13%; and (ii) reaching 25% of post-consumer recycled plastic in packaging. Under the terms of the notes, from and including November 3, 2027, the interest rate payable on the notes shall be increased by 65 basis points per annum unless the sustainability performance targets have been satisfied, as confirmed by an external verifier. 2019 is the baseline year for the sustainability performance targets. In connection with the offering of the ESG Notes, derivative financial instruments were contracted for foreign exchange hedging purposes.

The indenture governing the ESG Notes allows us and our affiliates (as defined therein) at any time and from time to time purchase the ESG Notes in the open market or otherwise.

Revolving Credit Facility

On October 28, 2021, we, through our subsidiary Natura &Co Luxembourg, entered into a revolving credit facility in the principal amount up to U.S.$625.0 million. The revolving credit facility has a 36-month term, subject to extensions. Natura Cosméticos and Natura &Co Holding provide an unconditional guaranty under this facility. The facility contains certain customary covenants, customary events of default, cross-default provisions and change of control provisions. On March 11, 2022, we, through our subsidiary Natura &Co Luxembourg, drew down an amount of U.S.$200.0 million (R$1,116.2 million based on the exchange rate as reported by the Brazilian Central Bank as of December 31, 2021 for reais into U.S. dollars of R$5.581 per U.S.$1.00) from this facility.

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

ESG Notes Covenants

The indenture governing the 4.125% sustainability-linked notes due 2028 of Natura Cosméticos contains certain customary covenants (including maintenance of office or agency, maintenance of corporate existence, maintenance of properties, limitations on liens, and purchase of notes on a change of control), customary events of default, cross-default provisions and change of control provisions. The indenture governing the ESG Notes also allows Natura Cosméticos, as issuer, Natura &Co Holding S.A., as guarantor, or their respective affiliates, to at any time and from time to time purchase notes in the open market or otherwise.

Moreover, as discussed under “—Main Financing Agreements—ESG Debt Securities,” the ESG Notes include two sustainability performance targets. Under the terms of the ESG Notes, from and including November 3, 2027, the interest rate payable on the notes shall be increased by 65 basis points per annum unless the sustainability performance targets have been satisfied, as confirmed by an external verifier.

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

Compliance with Covenants

As of December 31, 2021 and 2020, we were in compliance with the covenants of our financing agreements, including the financial covenants.

Working Capital

As of December 31, 2021, our working capital (which is defined as consolidated current assets minus current liabilities) was R$3,756.0 million, an increase of R$1,180.8 million, in comparison to R$2,575.2 million as of December 31, 2020, mainly as a result of higher inventories, resulting from the economic slowdown in some key markets (such as Latin America and Europe, Middle East and Africa) in the second semester of 2021. Additionally, we saw inventories increasing in all our retail businesses in the second semester of 2021 due to supply chain disruptions. Receivables also increased in Latin America as a consequence of the challenging macroeconomic environment in the region in 2021.

Capital Expenditures

Our operating activities require regular capital expenditures, particularly with regards to the development of its infrastructure and the acquisition of supplies, such as software, machinery, tools, vehicles and industrial casts.

Investments

The following table sets forth additions to property, plant and equipment and to intangible assets for the periods indicated:

	As of and for the Fiscal Year Ended December 31,
	2021	2020	2019
	(in millions of R$)
Software	88.1	82.7	83.1
Machinery and accessories	37.2	20.1	9.6
Vehicles	5.0	14.6	12.5
Buildings and facilities	111.0	46.7	49.1
Templates(1)	2.1	1.2	1.5
Information technology equipment	58.2	27.3	22.0
Furniture and fixtures	107.1	32.5	40.1
Projects in progress	606.4	440.2	204.1
Other investments	382.9	187.8	145.8
Total acquisitions of property, plant and equipment and intangible assets	1,398.0	853.1	567.9

(1)

Refers to steel tooling or templates specially manufactured by Natura &Co’s suppliers, used in the production of bottles and plastic packaging for its products. Natura &Co holds the property of such tooling.

In the year ended December 31, 2021, acquisitions of property, plant and equipment and intangible assets totaled R$1,398.0 compared to R$853.1 million in the year ended December 31, 2020, representing an increase of 63.9%. Our capital expenditure program is currently focused on IT infrastructure, digital and social selling model technology, product innovation, and other projects to increase operational efficiency and productivity.

In the year ended December 31, 2020, acquisitions of property, plant and equipment and intangible assets totaled R$853.1 million compared to R$567.9 million in the year ended December 31, 2019, representing an increase of 50.2%. This increase was primarily due to investments in digital technology and in research and development facilities, and the opening of new stores to increase operational efficiency and productivity.

Tabular Disclosure of Contractual Obligations

The following table sets forth the maturity schedule of our material contractual financial obligations as of December 31, 2021:

	Less than 1 Year	1 to 5 Years	More than 5 Years	Total Expected Cash Flow
	(in millions of R$)
Borrowings, financing and debentures	1,339.2	7,288.4	7,495.2	16,122.8
Lease liabilities	1,154.7	2,086.3	829.5	4,070.5
Trade payables and reverse factoring	6,770.6	—	—	6,770.6
Total(1)	9,264.5	9,374.7	8,324.7	26,963.9

(1)     The amounts presented above are the undiscounted contractual cash flows.

Off-Balance Sheet Arrangements

Our subsidiary Indústria e Comércio de Cosméticos Natura Ltda. has certain off-balance sheet arrangements arising from power supply agreements for its manufacturing activities that provide for minimum supply payments: (i) up to one year of R$929.2 million as of December 31, 2021, R$1,413.9 million as of December 31, 2020 and R$17.9 million as of 2019, (ii) from one to five years of R$460.0 million as of December 31, 2021, R$885.9 million as of December 31, 2020 and R$13.2 million as of December 31, 2019 and (iii) more than five years of R$10.7 million as of December 31, 2021.

Except as mentioned above, as of December 31, 2021, we did not have any off-balance sheet arrangements.

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

Impact of COVID-19 on our Business

We expect that our business will continue to be affected by the COVID-19 pandemic and governmental responses to it, including by their respective impacts on our customers, employees, contractors, suppliers and other business partners and third parties with whom we interact, as well as on Brazilian and global economic conditions. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in Which We Operate—Our business, operations and results have been and may continue to be adversely impacted by COVID-19” and “Item 4. Information on the Company—A. History and Development of the Company—History—Recent Developments—Impact of COVID-19” and “—A. Operating Results—Principal Factors Affecting Our Results of Operations—Impact of COVID-19.”

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

  developments with respect to the COVID-19 pandemic in Brazil and globally (see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in Which We Operate—Our business, operations and results have been and may continue to be adversely impacted by COVID-19” and “Item 4. Information on the Company—A. History and Development of the Company—History—Recent Developments—Impact of COVID-19,” “—A. Operating Results—Principal Factors Affecting Our Results of Operations—Impact of COVID-19” and “—Impact of COVID-19 on our Business”);
  developments with respect to the ongoing war between Russia and Ukraine (see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in Which We Operate—The ongoing war between Ukraine and Russia may have a material adverse effect on our business, financial condition and results of operations” and “Item 4. Information on the Company—A. History and Development of the Company—History—Recent Developments—War Between Russia and Ukraine”);
  global economic conditions;
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
  conditions in the stock and credit markets;
  risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and
  the risks of currency fluctuations and foreign exchange controls.

For more information, see “—A. Operating Results—Principal Factors Affecting Our Results of Operations” and “Item 3. Key Information—D. Risk Factors.”

E.   Critical Accounting Policies and Estimates

Our financial statements are presented in IFRS as issued by the IASB. For summary information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements, see “—A. Operating Results—Principal Factors Affecting Our Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” and note 5 to our audited consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, included elsewhere in this annual report.
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

Board of Directors

Our board of directors is the decision-making body responsible for, among other things, approving the Company’s policies and determining the general guidelines for our business. The board of directors also supervises our executive officers and monitors their implementation of the policies and general guidelines that our board of directors establishes from time to time.

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

The following table sets forth certain information related to the current members of our current board of directors:

Name	Date of Birth	Date of Election	Position Held
Antonio Luiz da Cunha Seabra	March 23, 1942	April 30, 2020	Co-chairman of the Board
Guilherme Peirão Leal	February 22, 1950	April 30, 2020	Co-chairman of the Board
Pedro Luiz Barreiros Passos	June 29, 1951	April 30, 2020	Co-chairman of the Board
Roberto de Oliveira Marques	July 13, 1965	April 30, 2020	Executive Chairman of the Board and Chief Executive Officer of the Group
Andrew G. McMaster, Jr.	November 4, 1952	April 30, 2020	Independent Director
Carla Schmitzberger	June 21, 1962	April 30, 2020	Independent Director
Fábio Colletti Barbosa	October 3, 1954	April 30, 2020	Independent Director
Georgia Garinois-Melenikiotou	July 6, 1959	April 16, 2021	Independent Director
Gilberto Mifano	November 11, 1949	April 30, 2020	Independent Director

Ian Martin Bickley	October 2, 1963	April 30, 2020	Independent Director
Jessica DiLullo Herrin	November 29, 1972	April 30, 2020	Independent Director

Nancy Killefer	November 16, 1953	April 30, 2020	Independent Director

W. Don Cornwell	January 17, 1948	April 30, 2020	Independent Director

The term of office for the members of our board of directors will expire on the date of the annual general meeting at which the Company’s shareholders will vote on the financial statements for the year ended December 31, 2021.

The following is a summary of the business experience of the members of our board of directors. Unless otherwise indicated, the business address of the members of our board of directors is Avenida Alexandre Colares, No. 1188, Vila Jaguara, in the city and state of São Paulo, Brazil.

Antônio Luiz da Cunha Seabra. Mr. Seabra founded Natura Cosméticos in 1969 and began serving on the Company’s board of directors in 1998. Mr. Seabra has focused on the construction and development of Natura. He started with a small store at Rua Oscar Freire wherein he provided customized consultancy services. Five years later, he expanded the reach of his message and products by adopting the sales method through relations with consultants as Natura’s business model. With a degree in economics, Mr. Seabra developed new products, languages and messages for the beauty industry. He participated actively in the transformation of the organization into one of the largest cosmetics companies in the world, strongly committed to ethics and sustainability. He is currently co-chairman of the board of directors of Natura &Co Holding S.A. and a board member of Instituto Natura. Currently, Mr. Seabra holds the following positions in other companies or organizations from the voluntary sector: (i) Executive Officer at Orexis Participações Ltda. (ownership interests); (ii) Chief Executive Officer at VivaVida Instituto de Ações Solidárias (institute); (iii) Chief Executive Officer at Lisis Participações S.A (holding company); (iv) Manager at Janos Com. Adm. e Participações Ltda. (holding company); (v) Managing Officer at Axioma Adm. e Participações Ltda. (administration); (vi) Managing Officer at Heuris Adm. e Consultoria Ltda (administration); (vii) Chief Executive Officer at Lisis Gestão de Participações S.A.

Guilherme Peirão Leal. Mr. Leal has a degree in business administration from the University of São Paulo (USP) and is a former student of the Advanced Administration Program of FDC/INSEAD. He is co-founder of Natura Cosméticos and started his activities on the company’s board of directors in 1998. He is currently co-chairman of the board of directors of Natura &Co Holdings S.A. and a member of Instituto Natura’s board of directors. In the past 25 years, he has participated in the creation and promotion of various companies and social organizations, such as the Abrinq Foundation for the Rights of Children and Adolescents, the Ethos Institute of Enterprises and Social Responsibility and the Akatu Institute for Conscious Consumption. He also participated in institutions such as Ashoka—Social Entrepreneurship. After 2000, he was closely involved in various environmental institutions, such as the Brazilian Fund for Biodiversity (Funbio) and WWF Brasil. In 2007, Mr. Leal was one of the founders of the Our São Paulo Movement, which seeks to engage various sectors of the local society aiming at a better, fairer and more sustainable city. Since 2008 he has been focused on structuring his legacy through the Arapyaú Institute, an organization that aimed to promote dialogue and networks for sustainable solutions. In the national elections of 2010, Mr. Leal joined former Senator Marina Silva, then a member of the Green Party, as candidate for vice presidency. Together, they received approximately 20 million votes. In 2012, he helped to fund the Political Action Network for Sustainability – RAPS, a non-partisan institution focused on identifying, supporting, developing and congregating political leaders committed to ethical values and the construction of an inclusive and sustainable development. In the same year, he joined the B-Team, a group formed by international leaders, the purpose of which is to engage corporations and leaders from all over the world with a new vision of business success, by incorporating social and environmental objectives into profit. In 2015, Mr. Leal participated in founding the Brazilian Coalition on Climate, Forests and Agriculture, which brings together representatives from the private and financial sectors, academia and civil society in favor of moving toward a new low-carbon economy. In 2020, he co-founded “Concertação pela Amazônia” a network established to seek solutions for conservation and sustainable development. Mr. Leal currently holds the following positions in other companies or organizations from the voluntary sector: (i) Managing Officer at Maraé Investimentos Ltda. (administrator); (ii) Manager at Janos Administração e Participações Ltda. (holding company); (iii) President of Utopia Participações S.A. (holding company); (iv) Executive Officer at Dédalus Administração e Participações Ltda. (administration); (v) Executive Officer at SG Debret Participações Ltda. (administration); (vi) Executive Officer at Modusvivendi Participações Ltda. (ownership interest); (vii) Chairman of the board of directors of the Political Action Network for Sustainability – RAPS (institute); (viii) Co-founder of The BTeam (association); (ix) member of the board of directors of the Arapyau Institute of Education and Sustainable Development (institute).

Pedro Luiz Barreiros Passos. Mr. Passos is a co-founder of Natura Cosméticos and started his activities on the Company’s board of directors in 1998. He is currently co-chairman of the board of directors and member of the corporate governance committee of Natura &Co Holding S.A. and member of Instituto Natura’s board of directors. He has a degree in Production Engineering with the Polytechnic School at the University of São Paulo. Mr. Passos also holds a postgraduate degree in business administration from Fundação Getúlio Vargas – FGV. Mr. Passos has experience serving different entities and organizations, including in the following positions: (i) member of the board of directors of IEDI (institute); (ii) member of the board of directors of Fundação de Amparo à Pesquisa do Estado de S. Paulo – FAPESP (public foundation); (iii) member of the board of directors of Endeavor (institute); (iv) member of the board of directors of Fundação Dom Cabral (education); (v) Chairman of the board of directors of SOS Mata Atlântica (institute); (vi) member of the board of directors of Instituto Semeia (institute); (vii) member of the board of directors of AC Camargo since 2018; and (viii) member of the board of directors of Empresa Brasileira de Pesquisa e Inovação Industrial – EMBRAPII (association).

Roberto de Oliveira Marques. Mr. Marques is Executive Chairman of the board of directors and Group Chief Executive Officer of Natura &Co. He joined Natura in 2016 as a member of the board of directors. Before that he served as EVP/President for North America at Mondeléz International and for over 25 years, Mr. Marques worked for Johnson & Johnson, serving as Company Group Chair for North America and in many senior executive global roles in Beauty, Baby, Personal Products, Over-the-Counter and Medical Devices, working and living in countries such as Brazil, Colombia, the United Kingdom, and the United States. He has served as a board member of the Consumer Health Care Products Association, of Enactus, the Grocery Manufacturers Association and the Brazil-U.S. Business Committee of the U.S. Chamber of Commerce. At Natura &Co he collaborates with key international stakeholders and leads the group’s work in supporting the UN Sustainable Development Goals (SDGs). He is a board member of the United Nations Global Compact (UNGC), the world’s largest sustainability initiative. He is also a member of the USTA Foundation Advisory Board and holds a bachelor’s degree in Business Administration from the Getúlio Vargas Foundation in São Paulo (FGV-SP). He studied postgraduate programs at the Kellogg School of Management at Northwestern University and at The Wharton School at the University of Pennsylvania.

Andrew G. McMaster, Jr. Mr. McMaster was Deputy Chief Executive Officer and Vice-Chairman of the board of directors of Deloitte & Touche LLP from 2010, and Vice-Chairman of Deloitte LLP from 2003 until his retirement in May 2015. He started at Deloitte in 1976 and held several national and global leadership positions, including National Managing Partner, focusing on programs for chief executive officer clients, as well as leader of the Deloitte U.S. and Global Forensic and Dispute Consulting practice. Mr. McMaster was a director of Avon Products, Inc. beginning in 2018, and Chairman of the Audit Committee and a member of the Financial Committee. In 2020, he was appointed by Natura &Co. Holding S.A. as an independent member of the Group’s board of directors. Mr. McMaster currently holds the following positions with other companies or organizations from the voluntary sector: (i) member of the board of directors and Lead Director of Black & Veatch Holding Company, and as Lead Director he is an ex-officio member of all Board Committees; (ii) member of the board of directors, member of the Risk Committee and Chairman of the Audit Committee of UBS Americas Holding LLC in the United States, which is a U.S. intermediate holding company for UBS Group in Switzerland; and (iii) member of the Board of Trustees, Vice-Chairman of the Presidential Search Committee, member of the Executive, Financial Management and Governance Committee and Vice-Chairman of the Investment Committee of Hobart and William Smith Colleges.

Carla Schmitzberger. Ms. Schmitzberger has a degree in Chemical Engineering from Cornell University (Ithaca, New York, United States, 1984). She has a Strategic Human Resource Management postgraduate degree from the FDC/INSEAD (2001). Ms. Schmitzberger was Vice President of the Sandals Division at Alpargatas SA, managing the company’s global Havaianas business and Statutory Officer throughout her 13-year tenure that ended in December 2019. Previously, she worked at Citibank S/A for eight years, in different roles: Vice President of Marketing and Products (Credicard SA), Vice President of Marketing (Citibank Consumer) and Head of Citibank Credit Cards Brazil. Also, at Citibank, she was responsible for Marketing and Decision Management for Latin America for one year. She also worked in consumer goods for 11 years at Procter & Gamble in various countries (Germany, Canada and Brazil) in various different product categories (Detergents, Hygiene and Cleaning Products, Cosmetics and Diapers), and at Johnson & Johnson in Brazil for over two years. She joined Natura Cosméticos’ board of directors in 2016 and is currently an independent member of the board of directors and a member of the Organization and People Committee, and the Strategy Committee of Natura &Co Holding S.A. Ms. Schmitzberger currently holds the following positions at other companies: (i) independent member of the board of directors at Lojas Marisa SA (retail); and (ii) independent member of the board of directors at Arco Platform Limited (Ed Tech).

Fábio Colletti Barbosa. Mr. Barbosa is a board member of Itaú-Unibanco, CBMM (a Brazilian metalworking and mining company) and AMBEV S.A. and the Investments Committee of Gávea Investimentos. Mr. Barbosa joined Natura Cosméticos’ board of directors in 2017 and is currently an independent member of the board of directors of Natura &Co Holding S.A. and a member of its Organization and People Committee. Mr. Barbosa was president of Bank ABN Amro Real from 1996 and, in 2008, following the acquisition of Bank Real by Santander, he became president of Santander Brazil. From 2007 to 2011, he was also president of Febraban. Between 2011 and early 2015 he was president of Abril Mídia. Currently, Mr. Barbosa is also a board member of Empreender Endeavor Institute; vice president of the board of directors of Fundação Itaú; member of the board of the Public Leadership Center (CLP) and the UN Foundation on UN Support. In 2011, he was recognized a Personality of the Year by the Brazil-United States Chamber of Commerce in New York. In 2012 he received the prize Campeões da Terra, granted by PNUMA (United Nations Environmental Program), due to his business vision. In 2017 he was recognized by the World Fund for Education for bringing the topic of value to the forefront of the discussion. Mr. Barbosa has a degree in business administration by the Getúlio Vargas Foundation of São Paulo and holds an MBA from the Institute for Management Development (IMD) in Lausanne, Switzerland. Mr. Barbosa currently holds the following positions with other companies or organizations from the voluntary sector: (i) member of the board of directors of Itaú Unibanco Holding S.A. (financial institution); (ii) member of the board of directors of the Brazilian metalworking and mining company – CBMM (mining); (iii) member of the board of directors of AMBEV S.A; (iv) member of the Investments Committee of Gávea Investments (financial institution); (v) member of the board of directors of UN Foundation (UN foundation); (vi) member of the board of directors of Instituto Empreender Endeavor (Institute); (vii) member of the board of directors of the Public Leadership Center—CLP (institute); and (viii) Executive Chairman of the board of directors of Fundação Itaú (foundation).

Georgia Melenikiotou. Ms. Melenikiotou is the former Executive Vice President of Corporate Marketing at Estée Lauder Companies, or “ELC,” responsible for marketing excellence capabilities for the entire portfolio of the 30+ brands of ELC globally. In that role, Ms. Melenikiotou reported to the chief executive officer and was a member of ELC’s leadership team. During her 11 years with ELC, she led the “digital first” transformation of the company. Before joining ELC, Ms. Garinois-Melenikiotou spent 27 years with Johnson & Johnson, where she held leadership positions in seven countries, including Global President of Beauty EMEA, President J&J France and Global President for Strategy and New Growth. She was one of the architects of the J&J Beauty Global Business Unit and led the creation of the J&J consumer company in France. Ms. Melenikiotou serves as an External Independent Director at Inspire Medical (NYSE: INSP), Pulmonx (NYSE: LUNG) and Almirall SA (BME: ALM). Originally from Greece, Ms. Melenikiotou holds a master’s degree in Mechanical Engineering from National Polytechnic of Athens and an MBA from the MIT Sloan School of Management where she attended as a Fulbright Scholar and currently sits on its board.

Gilberto Mifano. Mr. Mifano has a degree in business administration from the Business Administration College of the Getúlio Vargas Foundation of São Paulo (FGV-SP), 1972. He is currently an independent member of the board of directors of Cielo S/A since 2009, of TOTVS S/A since 2017, of Pacaembu Construtora S/A since 2018. In each of the three companies he is a member of the Audit Committee. Additionally, he has been an advisory director for Pragma Patrimônio Ltda since 2009. From 1994 to 2008 he was CEO at BOVESPA – Bolsa de Valores of São Paulo and CBLC – Companhia Brasileira de Liquidação e Custódia and later, in 2008 and 2009, he was Chairman of the board of directors of BM&FBOVESPA—Bolsa de Valores Mercadorias e Futuros S/A. He was also an independent director for SEB Educacional S/A, Isolux Infrastructure S/A, Baterias Moura S/A, Âmbar S/A and a member of the Committee for Sustainability of Banco Santander Brasil S/A. On an international level, for approximately eight years, he was a member and vice president of the executive committees of WFE – World Federation of Exchanges and FIAB – Federación Latino Americana de Bolsas. Before 1994, he was an executive and officer in financial institutions in Brazil. At Natura Cosméticos, he has been an independent member of the board of directors since 2017, having worked as a consultant of the Audit, Risk Management and Finance Committee of Natura S/A from 2009 to 2016. Mr. Mifano is currently an independent member of the board of directors of Natura &Co and Executive Chairman of the Audit, Risk Management and Finance Committee. Currently, Mr. Mifano holds the following positions in other companies or organizations from the voluntary sector: (i) member of the Fiscal Council of the Arapyau Institute; (ii) member of the Fiscal Council of CIEB – Innovation Center for Education (institute). In the past, he was (iii) a member of the Fiscal Council of the Natura Institute, (iv) President of the board of directors of IBGC—Brazilian Institute of Corporate Governance, (v) a member of the Fiscal Council of Amigos da Poli (institute) and (vi) a member of the Advisory Board of RAPS – Political Action Network for Sustainability (institute).

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

Jessica DiLullo Herrin. Ms. Herrin has a degree in economics from Stanford University. She is the CEO and founder of the brands Stella & Dot, Keep Collective and Ever Skin and is also co-founder of the WeddingChannel.com, one of the main wedding websites in the world, where she also worked as Vice President of product management. Moreover, she worked at Dell Inc. as Senior E-Business Manager and at Nielsen NetRatings as Senior Product Marketing Manager. In 2016, she wrote her first book “Find Your Extraordinary: Dream Bigger, Live Happier, and Achieve Success on Your Own Terms.” Ms. Herrin has won various prizes and has been recognized for her enterprising achievements at Oprah, Inc. Magazine (Stella & Dot was recognized as one of the private companies with fast growth between 2010 and 2011), Fortune, the New York Times, the Wall Street Journal, InStyle, and Glamour magazine, among others. Ms. Herrin joined Natura Cosméticos’ board of directors in 2018 and is currently an independent member of the board of directors of Natura &Co Holding S.A. Ms. Herrin currently holds the following positions at other companies or organizations from the voluntary sector: CEO at Stella & Dot Family brands, fashion and beauty.

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

W. Don Cornwell. Mr. Cornwell served as chairman of the board and CEO of Granite Broadcasting Corporation from 1988 until his retirement in August 2009, and was Vice-Chairman of the board until December 2009. Previously, Mr. Cornwell served as Chief Operating Officer of the Corporate Finance Department of Goldman, Sachs & Co., from 1980 to 1988, and as Vice President of the Investment Banking Division, from 1976 to 1988. Mr. Cornwell was an independent director, chair of the Audit Committee, chair of the Regulatory and Compliance Committee and a member of Compensation, Corporate Governance and Sustainability and Science and Technology Committees at Pfizer, Inc. Mr. Cornwell retired from the board of Pfizer in 2020 and was nominated by Pfizer to serve on the (i) board of directors of Viatris, a new healthcare company, created by a merger of the Upjohn business of Pfizer and Mylan. Mr. Cornwell is also (ii) a member of the Audit and Risk Oversight Committees of Viatris. In addition, Mr. Cornwell is also (iii) an independent director and member of the Audit and Nominating and Corporate Governance Committees at American International Group, Inc., and served as Chairman of the Compensation and Management Resources Committee until 2021. He is currently (iv) a trustee of Big Brothers Big Sisters of New York where he is Vice Chairman and (v) a board member at Blue Meridian Partners Inc., a nonprofit organization. Mr. Cornwell was appointed the Lead Director of Avon board of directors in March 2016 and served as a board member at Avon from 2002 to 2020, was Chair of the Finance Committee, and a member of the Audit Committee and the Nominating and Corporate Governance Committee. Mr. Cornwell was elected as a member of Natura &Co Holding’s Board of Directors in 2020.

Executive Officers

Our board of executive officers serves as our executive management body. It is responsible for managing our daily activities and implementing the general policies and guidelines set by our board of directors.

Pursuant to our current by-laws, our board of executive officers must have a minimum of two officers and a maximum of nine officers. Our by-laws require that we have a chief financial officer, a legal and compliance officer, a global operations and procurement officer, a chief executive officer for Latin America, a corporate governance officer, an investor relations officer and the remaining executive officers. Pursuant to Article 21 of our by-laws, our officers are elected by our board of directors for a term of three years and may be reelected or removed by the board of directors at any time. Our by-laws also authorize our officers to be appointed to more than one of the positions mentioned above, provided that at least two officers are elected. Every member of the board of officers shall be a resident of Brazil, and every member of the board of officers may or may not be a shareholder of the Company.

The following table sets forth certain information related to our current officers:

Name	Date of Birth	Date of Election	Position Held(1)
Guilherme Strano Castellan	December 6, 1983	July 30, 2021	Chief Financial Officer
Itamar Gaino Filho	October 18, 1976	April 30, 2020	Legal and Compliance Officer
João Paulo Brotto Gonçalves Ferreira	December 9, 1967	April 30, 2020	Chief Executive Officer for Latin America
Joselena Peressinoto Romero	May 18, 1967	April 30, 2020	Global Operations and Procurement Officer

Moacir Salzstein	December 31, 1958	April 30, 2020	Corporate Governance Officer
Viviane Behar de Castro	December 12, 1965	April 30, 2020	Investor Relations Officer

(1)

The current holders of the positions were approved at the board of directors’ meeting, held on April 30, 2020, except Guilherme Strano Castellan who was elected by the board of directors on July 30, 2021 replacing the previous Chief Financial Officer.

The term of office of our executive officers will expire on April 30, 2023.

The following is a summary of the business experience of our executive officers. Unless otherwise indicated, the business address of the executive officers is Avenida Alexandre Colares, No. 1188, Vila Jaguara, in the city and state of São Paulo, Brazil.

Guilherme Strano Castellan. Mr. Castellan is a Brazilian citizen and received a degree in Business Administration and Finance from Fundação Getúlio Vargas, in Sao Paulo. He currently serves as Chief Financial Officer for Natura &Co. Mr. Castellan started his career in the banking industry, holding jobs in different organizations such as Lehman Brothers, Barclays Capital and JPMorgan Chase, across different functions (M&A and Trading), and in different geographies. In 2013, Mr. Castellan joined Anheuser Busch – InBev, as a Director in the Global Treasury team in New York. After that, he held different roles within ABI organizations, including Treasury Director for Ambev (in Sao Paulo, Brazil) and M&A & Corporate Development Director for the Asia and Pacific Region (Shanghai, China). In 2017, Mr. Castellan was appointed as Chief Financial Officer for Budweiser Brewing Co. APAC Ltd., or BUD APAC (AB-Inbev’s arm in Asia), where he continued to serve until March 2021.

Itamar Gaino Filho. Mr. Gaino holds a degree and a master’s degree in law from the Pontifícia Católica Universidade de São Paulo (PUC-SP) and completed a postgraduate program at CEU Law School, with experience in law, tax and compliance matters at multinational companies. He worked as a senior legal officer for PepsiCo and held management positions at General Motors, Monsanto and Coca-Cola Femsa. He is currently Chief Legal and Compliance Officer of the Natura &Co Group and member of the Group Operating Committee of Natura &Co, as well as a member of the board of directors of the following subsidiaries of Natura Cosméticos S.A.: The Body Shop International Ltd., Avon Products, Inc. and Emeis Holdings (Aesop).

João Paulo Brotto Gonçalves Ferreira. Mr. Ferreira holds a degree in Electrical Engineering from the University of São Paulo (USP) and an executive MBA from the University of Michigan in the United States. João Paulo is an Executive Officer for Latin America and a member of the Group’s operational committee. Before that, Mr. Ferreira joined Natura Cosméticos in 2009 as a vice president of operations and logistics, and he was also a vice president of networks in charge of sales. Other roles at Natura included leading International Operations and Sustainability Areas. He worked at Unilever for 20 years and his last position was as a vice president of the supply chain. He is currently a member of Instituto Natura’s board and since 2021, he is an independent member of the board of directors of Infracommerce, a business digitization solutions company.

Joselena Peressinoto Romero. Ms. Romero is a food engineer and has participated in executive programs at Pennsylvania State University, Harvard, INSEAD and JIPM (Japan). Her career at Natura Cosméticos started in 2010 as Global Supply Chain Planning Officer. Joselena currently holds the position of Global Operations and Purchasing Director and is a member of the Group’s Operational Committee of Natura &Co Holding S.A. Prior to that, she held various leadership positions at local and regional positions at Unilever. Her last position was as a vice president of supply chain for Latin America for the Home Care Business.

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

Our fiscal council is a non-permanent body. Our by-laws require the fiscal council to be comprised of, when convened, three members and an equal number of alternate members. The fiscal council, in accordance with our by-laws and the Brazilian Corporation Law, may be installed at any general shareholders’ meeting at the request of shareholders representing at least 2% of our common shares and will remain in office until the first ordinary general shareholders’ meeting following its installation. The request to install the fiscal council can be submitted during any shareholders’ meeting, at which time the election of members of the fiscal council would occur.

The Brazilian Corporation Law establishes the responsibilities, duties and powers of the fiscal council. Fiscal council resolutions are passed upon the majority of votes of fiscal council members present at fiscal council meetings.

Our Fiscal Council was installed at the annual general meeting held on April 30, 2020 and the term of office of its members ended at the annual general meeting held on April 16, 2021. The Fiscal Council was not installed at the annual general meeting held on April 16, 2021.

B. Compensation

Overview

Our compensation practices are divided into fixed and variable compensation (short- and long-term incentives). The objectives of our compensation practices include (1) the alignment of interests between executive management and shareholders, (2) incentivizing results generation and an increase in Company value, as well as social and environmental values and (3) the recognition of contributions by, and the retention of, professionals based on market references. The compensation we offer allows us to attract, retain and recognize highly qualified professionals in our management.

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

The variable component of compensation represents a greater portion of compensation for senior executives compared to the other employees. Besides well-defined payout limits, all variable compensation is linked to effectively meeting performance goals, i.e., exceeding the minimum expectations of growth established annually by management. Variable compensation includes long-term cash awards granted under certain legacy plans. All such awards will vest by 2022 and no further awards will be granted under such plans.

The aggregate amount of compensation paid by Natura &Co Holding to the members of its board of directors and its executive officers for the years ended December 31, 2021 and 2020, and by Natura Cosméticos (prior to the completion of the Transaction) to members of its board of directors and its executive officers for the fiscal year ended December 31, 2019 are as follows:

	Board of Directors	Board of Executive Officers (*)	Total
	(in thousands of R$)
2019	42,519.9	36,437.9	78,957.8
2020	77,943.8	28,318.5	106,262.3
2021	83,727.6	35,919.4	119,646.9

(*)   Includes an executive remunerated by Natura Cosméticos.

Equity Compensation

We offer long-term incentives for senior executives and employees responsible for implementing our long-term strategy. These long-term incentive programs aim to ensure a sense of ownership, emphasize the relationship between the Company’s performance and compensation, create long-term value at the Company and ensure healthy growth along with a balanced participation in value creation when possible. These programs also help us recruit, retain and engage qualified professionals.

As a result of the Transaction, all of the Natura &Co equity plans, award programs and awards were converted to mirror plans, programs and awards adopted and approved at the Natura &Co Holding level. In addition, in line with the Merger Agreement, on the effective time of the Transaction, each outstanding Avon option and share appreciation right was canceled and settled for its spread value, if any, and each outstanding Avon restricted stock unit and performance restricted stock unit prior to such effective time was converted into substantially equivalent awards in Natura &Co Holding with any applicable performance goals measured where possible, but otherwise deemed to be attained at target level. As of the date of this annual report, we have two equity incentive plans pursuant to which further awards may be granted: the Co-Investment Plan, or CIP, and the Long-Term Incentive Plan, or LTIP. The terms of the CIP and the LTIP are substantially similar to those of the Co-Investment Program and the 2019 Program of Natura Cosméticos, respectively, as described below.

Outstanding Equity Incentive Awards

As of December 31, 2021 and 2020, the members of our Board of Directors and Board of Executive Officers had equity incentive awards outstanding pursuant to the programs described below.

Stock Option Programs

In 2009, shareholders of Natura Cosméticos approved an evergreen Common Shares Purchase or Subscription Option Granting Program, or the 2009 Share Program, which establishes the general conditions for granting of options to purchase or subscribe for shares issued by Natura Cosméticos, or the “Options,” with a fixed term and exercise price, to officers and employees of Natura Cosméticos as well as to the officers and employees of other companies that are or may be under the direct or indirect control of Natura Cosméticos. Such eligible participants under the program may invest a maximum of 100% of the net value of their short-term incentives in Natura Cosméticos’ shares, which remain locked up until the Options are exercised according to the following schedule: 50% of Options become vested and exercisable three years after the grant date; however, if such Options are exercised after three years and before four years following the grant date, the other 50% of the Options will be fully canceled. At the end of the fourth year from the grant date, 100% of the Options become vested and exercisable. The maximum term for exercising each Option is eight years after the approval date of the Option grant.

In 2015, shareholders of Natura Cosméticos approved an additional evergreen Common Shares Purchase or Subscription Option Granting Program, or the 2015 Share Program, which establishes the general conditions of granting of Options, with a fixed term and exercise price, to eligible senior executives and employees. Such eligible participants under the program may invest a maximum of 50% of the net value of their short-term incentive in the Natura Cosméticos shares, which remain locked up until the Options are exercised according to the following schedule: one-third of Options become vested and exercisable two years after the grant date, one-third become vested and exercisable three years after the grant date, and the remaining Options become vested and exercisable four years after the grant date. The maximum term for exercising each Option is eight years after the approval date of the Option grant.

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

For the 2015 Restricted Stock Program, the board of directors will determine the number of restricted shares to be awarded from time to time to each participant. For the 2017 Restricted Stock Program, eligible participants under the program may invest up to a maximum of 100% of their bonus or other payment to acquire shares from Natura Cosméticos and for each share acquired, Natura Cosméticos will grant to the participant three restricted shares.

Each participant’s restricted shares under the 2015 Restricted Stock Program will only vest according to the following schedule if the participant remains employed by Natura Cosméticos or by companies belonging to the same economic group as Natura Cosméticos during the period between the grant date and the following vesting dates: one-third vests two years after the grant date, another one-third vests three years after the grant date, and the remaining restricted shares vest four years after the grant date.

Each participant’s restricted shares under the 2017 Restricted Stock Program will only vest according to the following schedule if the participant remains employed by Natura Cosméticos or by companies belonging to the same economic group as Natura Cosméticos during the period between the grant date and the following vesting dates: one-third vests one year after the grant date, another one-third vests two years after the grant date and the remaining restricted shares vest three years after the grant date.

Stock Option Program for Strategy Acceleration

Natura Cosméticos implemented a Stock Option Strategy Acceleration Plan (the “Accelerate Strategy Program”) in 2015 and a Second Stock Option Strategy Acceleration Plan in 2017 (the “Second Accelerate Strategy Program,” and together with the Accelerate Strategy Program, the “Accelerate Strategy Programs”). The Accelerate Strategy Programs allow the board of directors to grant, at its discretion, Options to purchase or subscribe to Natura Cosméticos common shares to senior executives and employees of Natura Cosméticos or of companies under the direct or indirect control of Natura Cosméticos.

Under each of the Accelerate Strategy Programs, 50% of Options vest and are exercisable four years after the grant date, and the remaining 50% of Options vest five years after the grant date. The maximum term for exercising each Option under the Accelerate Strategy Programs is eight years after the approval date of the Option grant.

2019 Long-Term Incentive Program

At the Annual and Extraordinary Shareholders’ Meetings held on April 13, 2019, shareholders of Natura Cosméticos approved an evergreen Performance Shares Program (the “2019 Program”), which establishes the general conditions of granting of performance shares or Options to participants selected by the board of directors as provided under the 2019 Program. The performance shares will only become vested and Options will only become exercisable to the extent the participant remains continuously engaged by Natura Cosméticos or by companies under the direct or indirect control of Natura Cosméticos as an employee, subject to any stipulations regarding the participant’s termination and certain special situations (such as a change of control or other extraordinary event) in accordance with the 2019 Program during the period between the grant date and three years after the grant date. If the grant becomes subject to performance or other conditions, the board of directors will determine whether the applicable performance conditions were satisfied. If the grant is an Option, unless otherwise determined by the board of directors, the term for the exercise of the Option shall be 30 days after it becomes exercisable. The exercise period for the Option may not be extended beyond 10 years from the grant date.

2019 Co-Investment Program

At the Annual and Extraordinary Shareholders’ Meetings held on April 13, 2019, shareholders of Natura Cosméticos approved an evergreen co-investment program (the “Co-Investment Program”) which aims to connect short-term incentives (such as annual bonuses or profit-sharing results) with long-term incentives by providing for the granting of restricted shares or options conditioned upon investment by the participant of part of his or her annual bonus and/or profit-sharing results. A grant under the Co-Investment Program will only become vested to the extent that the participant remains continuously engaged by Natura Cosméticos or by companies under the direct or indirect control of Natura Cosméticos as an employee, subject to any stipulations regarding the participant’s termination and certain special situations (such as a change of control or other extraordinary event) in accordance with the Co-Investment Program. Each grant will be divided into three tranches (each a “Tranche”). The first and second Tranches shall each correspond to one-third of the total number of shares granted, whereas the third Tranche shall correspond to the balance of shares under such grant. The Tranches will vest according to the following schedule: the first Tranche will vest on the first anniversary following the grant date, the second Tranche will vest on the second anniversary of the grant date, and the third Tranche will vest on the third anniversary following the grant date. If the grant is in the form of an Option, unless otherwise determined by the board of directors, the term for the exercise of the Option shall be 30 days after it becomes exercisable. The exercise period for the Option may not be extended beyond 10 years from the grant date.

Retirement Benefits

Our directors and executive officers participate in a defined contribution incentive savings pension plan maintained by the Company (the “Natura Retirement Plan”). The Company matches 60% of the executive’s contribution up to a certain limit. This is the same plan that is offered to all employees of Natura Cosméticos in Brazil.

For the fiscal years ended December 31, 2021 and 2020, a total amount of R$0.052 million and R$0.055 million, respectively, had been set aside or accrued to provide benefits under the Natura Retirement Plan for members of Natura Cosméticos S.A.’s board of directors and our executive officers.

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
  Mr. Antonio Luiz da Cunha Seabra, Mr. Guilherme Peirão Leal and Mr. Pedro Luiz Barreiros Passos are indirect controlling shareholders of Bresco IX Empreeendimentos Imobiliários Ltda. who has provided services to Natura Cosméticos starting on January 2021.
  Mr. Guilherme Peirão Leal, Mr. Pedro Luiz Barreiros Passos and Mr. Antonio Luiz da Cunha Seabra are also part of the controlling group of Raia Drogasil S.A. This company has engaged in business with Natura Cosméticos, however the contract was finalized during the year 2020.

See also “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Party Transactions Policy of Natura &Co Holding—Principal Related Party Transactions.”

Directors’ and Officers’ Insurance

We have put in place a directors and officers liability insurance policy which we renew on an annual basis. The policy covers losses and damages suffered by third parties arising from acts related to the exercise of functions and powers by our board of directors and/or executive officers. In accordance with market practice, we have also entered into indemnity agreements with our executive officers and members of our board of directors to provide them with additional protection against losses which they may incur in connection with the exercise of their functions and which are not covered by the directors’ and officers’ liability insurance policy.

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

Our audit, risk management and finance committee was established at the annual general meeting of shareholders held on July 17, 2019. The audit, risk management and finance committee is an advisory committee of our board of directors, as provided for in Article 27 of Natura &Co Holding’s by-laws, that provides assistance in matters involving our accounting, internal controls, financial reporting, risk management and compliance, among others, as set forth in Article 28 of our by-laws. According to CVM Instruction No. 509/2011 and Natura &Co Holding’s by-laws, our audit, risk management and finance committee must have at least three members of whom (1) at least one must be an independent director (as defined in the Novo Mercado rules), to be appointed by our board of directors; (2) at least one must have recognized experience in corporate accounting (in compliance with the applicable rules of the CVM); (3) at least one shall not be a member of our board of directors; and (4) one may have the qualifications described in items (1) and (2).

The following table sets forth certain information related to the current members of our audit, risk management and finance committee:

Name	Date of Birth	Date of Election	Position Held(1)
Gilberto Mifano	November 11, 1949	May 13, 2021	Chairman
Andrew G. McMaster Jr.	November 4, 1952	May 13, 2021	Member
Luiz Carlos Passetti	October 7, 1958	May 13, 2021	Member
Roberto de Oliveira Marques	July 13, 1965	May 13, 2021	Member

(1)  With the exception of Roberto de Oliveira Marques, all the members of our audit, risk management and finance committee are independent as defined in the Novo Mercado rules.

The audit, risk management and finance committee currently has four members elected by the board of directors for a term of office of two years, until May 13, 2023, in accordance with Item 3.4 of the Internal Regulations of our audit, risk management and finance committee.

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

Roberto de Oliveira Marques. See “—Board of Directors.”

Organization and People Committee

Our organization and people committee was created on January 30, 2020 by our board of directors. This committee is composed of at least three and no more than six members, all of whom must be members of the board of directors and one of whom shall chair the committee. The organization and people committee currently has four members that were elected by the board of directors on May 13, 2021 for a two-year term.

The organization and people committee is responsible for assisting the board of directors in making decisions regarding strategies, policies and rules related to human resources, corporate development and management systems and ensuring compliance therewith in relation to people planning and development, compensation and benefits of our management.

The following table sets forth certain information related to the current members of our organization and people committee:

Name	Date of Birth	Date of Election	Position Held
Fábio Colletti Barbosa	October 3, 1954	May 13, 2021	Chairman
Carla Schmitzberger	June 21, 1962	May 13, 2021	Member
Nancy Killefer	November 16, 1953	May 13, 2021	Member
Roberto de Oliveira Marques	July 13, 1965	January 30, 2020	Member

The term of service for members of the organization and people committee will expire on May 13, 2023.

We present below a brief biographical description of each member of our organization and people committee.

Fábio Colletti Barbosa. See “—Board of Directors.”

Carla Schmitzberger. See “—Board of Directors.”

Nancy Killefer. See “—Board of Directors.”

Roberto de Oliveira Marques. See “—Board of Directors.”

 Strategy Committee

Our strategy committee was established on January 30, 2020 by the board of directors. This committee is composed of at least three and no more than six members, all of whom must be members of the board of directors and one of whom shall chair the committee. The strategy committee currently has three members that were elected by the board of directors on May 13, 2021 for a two-year term.

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

The term of service for members of the strategy committee will expire on May 13, 2023.

We present below a brief biographical description of each member of our strategy committee.

Roberto de Oliveira Marques. See “—Board of Directors.”

Carla Schmitzberger. See “—Board of Directors.”

Georgia Melenikiotou. See “—Board of Directors.”

Ian Martin Bickley. See “—Board of Directors.”

Corporate Governance Committee

The corporate governance committee is responsible for overseeing the operations of our entire corporate governance system, following the evolution of best Brazilian and international corporate governance practices and proposing adjustments and improvements to our corporate governance system whenever it deems necessary. The committee also ensures compliance with the corporate governance guidelines approved by the board of directors.

The corporate governance committee is composed of at least three, but no more than five, members, one of whom shall chair the committee. The committee must include at least one of the co-chairmen of the board of directors, the executive chairman of the board of directors and one other director appointed by the board of directors.

The corporate governance committee currently has five members that were elected by the board of directors on May 13, 2021 for a two-year term.

The following table sets forth certain information related to the current members of our corporate governance committee:

Name	Date of Birth	Date of Election	Position Held
Guilherme Peirão Leal	February 22, 1950	May 13, 2021	Chairman
Antônio Luiz da Cunha Seabra	March 23, 1942	May 13, 2021	Member
Pedro Luiz Barreiros Passos	June 29, 1951	May 13, 2021	Member
Roberto de Oliveira Marques	July 13, 1965	May 13, 2021	Member
W. Don Cornwell	January 17, 1948	May 13, 2021	Member

The terms of the members of the corporate governance committee will expire on May 13, 2023.

We present below a brief biographical description of each member of our corporate governance committee.

Guilherme Peirão Leal. See “—Board of Directors.”

Antônio Luiz da Cunha Seabra. See “—Board of Directors.”

Pedro Luiz Barreiros Passos. See “—Board of Directors.”

Roberto de Oliveira Marques. See “—Board of Directors.”

W. Don Cornwell. See “—Board of Directors.”

Group Operating Committee

Our group operating committee is responsible for assisting, advising and supporting the leadership and management of our business units within Natura &Co. The committee’s responsibilities include assisting the board of directors and the Chief Executive Officer of the Group in defining and implementing our global strategy, overseeing our business units, and identifying potential synergies and opportunities within our business. The group operating committee currently has 11 members who were elected by the board of directors on May 13, 2021 for a two-year term. Our group operating committee is an advisory body directly linked to the board of directors.

The following table sets forth certain information related to the current members of our group operating committee:

Name	Date of Birth	Date of Election	Position Held
Roberto de Oliveira Marques	July 13, 1965	January 30, 2020	Chairman
Angela Cretu	September 10, 1974	January 30, 2020	Member
David Philip Boynton	March 30, 1963	January 30, 2020	Member
Guilherme Strano Castellan	October 27, 1960	January 30, 2020	Member
Itamar Gaino Filho	October 18, 1976	January 30, 2020	Member
João Paulo Brotto Gonçalves Ferreira	December 9, 1967	January 30, 2020	Member
Joselena Peressinoto Romero	May 18, 1967	January 30, 2020	Member
Kay Nemoto	December 7, 1971	January 30, 2020	Member
Michael O’Keefe	March 15, 1970	January 30, 2020	Member
Paula Leeson Fallowfield	August 22, 1967	January 30, 2020	Member
Silvia Freire Dente da Silva Dias Lagnado	August 25, 1963	January 30, 2020	Member

The term of service for members of the group operating committee will expire on May 13, 2023.

We present below a brief biographical description of each member of our group operating committee.

Roberto de Oliveira Marques. See “—Board of Directors.”

Angela Cretu. Ms. Cretu received her M.S. degree from the Bucharest Academy of Economic Studies, Economic Cybernetics, Statistics and Informatics in 1997, and completed the Executive Education Program at the London Business School in 2006. She started her career at Avon 20 years ago, having held several positions, including Vice President of Global Business Model Innovation at the New York headquarters from 2009 to 2011, Group Vice President of Avon Russia & Eastern Europe from 2011 to 2014, Group Vice President of Avon Turkey, Middle East & Africa from 2014 to 2016 Group Vice President of Central Europe from 2016 to 2020, and is currently the CEO of Avon International, part of the Natura &Co Group.

David Philip Boynton. Mr. Boynton was appointed Chief Executive of The Body Shop in December 2017. He has extensive experience in the beauty industry, including 10 years at L’Occitane en Provence, where he was a member of the global leadership committee and jointly Managing Director of Western Hemisphere Markets and Chief Executive of the USA. At various times he was also responsible for developing L’Occitane’s global commercial, retail and digital strategies. Prior to L’Occitane, he held a number of senior roles at A.S. Watson Health and Beauty business in Hong Kong, Macau and Taiwan and has a strong knowledge of the North Asian markets. Other notable experience includes the role of Chief Executive of Charles Tyrwhitt Limited, an international men’s apparel company based in London. Mr. Boynton holds a BSc degree from the University of Leeds.

Guilherme Strano Castellan. See “—Executive Officers.”

Itamar Gaino Filho. See “—Executive Officers.”

João Paulo Brotto Gonçalves Ferreira. See “—Executive Officers.”

Joselena Peressinoto Romero. See “—Executive Officers.”

Kay Nemoto. Ms. Nemoto has an MBA from the London Business School. She started her career in banking and private equity, managing portfolio businesses. An expert in operational turnaround of companies, she played a key role in the transformation and strategy of Avon, while on secondment from the company’s strategic partners, Cerberus Operations & Advisory Company, “COAC,” beginning in July 2017. She subsequently took on the position of Head of Strategy and Chief Human Resources Officer at Avon Products, Inc. in February 2019, with the goal of streamlining and simplifying Avon, with direct responsibility of speeding up Avon’s recovery. Ms. Nemoto also played a key role in the M&A process and planning of transactions and integration with Natura &Co. During her role as an operations executive of COAC, she successfully led turnaround teams in several portfolio companies. She also has over 10 years of experience in management consultancy and advisory positions, including Ernst & Young, Operations Transaction Services and AlixPartners, a consultancy company specialized in restructuring and turnarounds.

Michael O’Keeffe. Mr. O’Keeffe holds a bachelor’s degree in electronic engineering (Hons) and computer science from La Trobe University, and has over 20 years of experience, including in general management, corporate development, product development, manufacture, retail, business operation and strategy. He has lived and worked in Australia, the United Kingdom, Japan, France and Italy. Currently, he is the CEO and an officer at Aesop, the most creative and differentiated skincare company in the world, with stores in 30 countries worldwide. He specializes in R&D and product development; finance and accounting; M&A; IT and digital; marketing and branding; retail; and international business development.

Paula Leeson Fallowfield. Ms. Fallowfield holds a bachelor’s degree in political science from the University of Iowa. Upon graduation, she held a variety of HR positions in the U.S. before relocating to London, UK, to work at Harrods, first leading the resourcing and talent functions and then ultimately as the deputy director of HR. Ms. Fallowfield then established her own firm, “Fallow & Co.,” privately registered in the UK and trading across Europe, Middle East and Asia, developing a solid client base and providing resourcing, talent management and organizational design support to clients across the luxury and beauty sector such as LVMH, Burberry, Space NK, Links of London, Boden, L’Oréal, Estee Lauder and others. Ms. Fallowfield then moved back in-house to work for the luxury brand Burberry, occupying positions such as Global Vice President of Talent, and Vice President, Human Resources for Europe, Middle East and Africa. She joined Aesop in 2017 as Chief HR Officer and was responsible for all human resources-related matters with a focus on organizational design; talent development; and core skills and resources. She became a member of the Group Operating Committee in 2018 and now leads the HR function for the Natura &Co group.

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

Moacir Salzstein. See “—Executive Officers.”

D.   Employees

Employees and Labor Unions

Natura &Co

As of December 31, 2021, Natura &Co had 35,392 employees. The following table shows Natura &Co’s number of employees as of the dates indicated:

	As of December 31,
	2021(2)	2020	2019(1)
Location:
Natura &Co LATAM	16,718	6,796	6,822
Avon International	7,208	19,151	—
The Body Shop	8,219	7,802	9,111
Aesop	3,107	2,474	2,652
Natura &Co Group	140	106	—
Total	35,392	36,329	18,585

(1)   The information as of December 31, 2019 does not reflect our acquisition of Avon, which closed on January 3, 2020.

(2)   The information presented for the year ended December 31, 2021 reflects employee allocation after our acquisition of Avon, pursuant to which employees in Latin America operations of Avon and The Body Shop became Natura &Co LATAM employees.

Our relationship with our employees is subject to the terms and conditions set forth in each of the collective labor agreements executed by it with the local unions to which its employees belong.

The following tables set forth a breakdown of Natura &Co’s employees by business division, function and geography as of the dates indicated.

Natura &Co LATAM

As of December 31, 2021, we had 16,718 employees working in our Natura operations. The following table shows the number of employees by geographic location for the periods indicated:

	As of December 31,
	2021(1)	2020	2019
Location:
Argentina	2,145	755	716
Brazil	8,791	5,064	5,085
Chile	460	227	225
Colombia	1,108	378	402
Dominican Republic	119	—	—
El Salvador	75	—	—
Ecuador	229	—	—
France	13	12	16
Guatemala	402	—	—
Honduras	71	—	—
Mexico	2,771	138	133
Nicaragua	70	—	—
Panama	51	—	—
Peru	383	212	224
Uruguay	29	—	—
United States	1	10	21
Total	16,718	6,796	6,822

(1)  The information presented for the year ended December 31, 2021 reflects employee allocation after our acquisition of Avon, pursuant to which employees in Latin America operations of Avon and The Body Shop became Natura &Co LATAM employees.

The Body Shop

As of December 31, 2021, we had 8,219 employees in our The Body Shop operations, including office employees and retail employees. The following table shows the number of The Body Shop employees by geographic location for the periods indicated:

	As of December 31,
	2021(1)	2020	2019
Location:
Australia	1,130	1,039	1,065
Austria	71	74	96
Belgium	70	65	94
Brazil	n.a	118	80
Canada	849	762	1,155
Chile	—	71	82
Denmark	108	97	111
France	334	336	389
Germany	419	341	523
Hong Kong	228	209	242
Ireland	59	42	—
Japan	529	375	—
Luxembourg	5	6	5
Macau	15	13	14
Mexico	—	19	18
Monaco	—	—	—
Netherlands	123	135	170
Portugal	136	115	137
Singapore	235	256	297
Spain	261	227	293
Sweden	256	216	243
United Kingdom	2,788	2553	3,105
United States	603	733	992
Total	8,219	7,802	9,111

(1)  The information presented for the year ended December 31, 2021 reflects employee allocation after our acquisition of Avon, pursuant to which employees in Latin America operations of Avon and The Body Shop became Natura &Co LATAM employees.

Aesop

As of December 31, 2021, we had 3,107 employees in our Aesop operations, including office employees and retail employees. The following table shows the number of Aesop employees by geographic location for the periods indicated:

	As of December 31,
	2021	2020	2019
Location:
Oceania	767	642	748
Europe	730	570	656
Americas(1)	502	399	439
Asia	1,108	863	809
Total	3,107	2,474	2,652

(1)   Includes Brazil.

Avon International

As of December 31, 2021, we had 7,208 employees in our Avon International operations, including office employees. The following table shows the number of Avon International employees by geographic location for the periods indicated:

	As of December 31,
	2021(1)	2020
Location:
Europe	5,319	6,160
Americas(2)	217	11,000
Asia	968	1,088
Africa	704	903
Total	7,208	19,151

(1)   The information presented for the year ended December 31, 2021 reflects employee allocation after our acquisition of Avon, pursuant to which employees in Latin America operations of Avon and The Body Shop became Natura &Co LATAM employees.

(2)   Includes Brazil.

Compensation and Benefits

Our executive compensation philosophy is common to all companies within the group, which is to promote the achievement of short-, mid- and long-term goals aligned with shareholders’ interests. We seek to offer benefits policies and programs that are competitive with the local market.

The variable component, whether short-term compensation or gains from long-term incentives, represents a greater portion of compensation for senior executives. Besides well-defined payout limits, all variable compensation is linked to effectively meeting performance goals, i.e., exceeding the minimum expectations of growth established annually by management.

Our long-term incentive programs (including the CIP and the LTIP, as described in “—B. Compensation”) are part of a strategy for retention of our management team and employees, with the purpose of generating value for our shareholders. Moreover, it increases the variable component as a percentage of compensation for program participants across our organization.

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

In addition, part of the program aims to connect short-term incentives (annual bonuses and/or profit-sharing awards) with long-term incentives by granting awards conditioned upon the investment by the participants of part of their annual bonus and/or profit-sharing awards.

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
159

The table below sets forth the beneficial ownership of our board of directors, board of executive officers and controlling shareholders in Natura &Co Holding’s share capital as of December 31, 2021:

	Shares Held	Shares underlying equity incentive awards Outstanding(1)
Controlling Shareholders	533,163,292	34,254
Other Directors	1,231,232	8,243,036
Other Executive Officers	630,633	3,248,038
Total	535,005,157	11,525,328

(1)  These figures follow the normal compensation and benefits reporting, pursuant to which the definition of “outstanding” is unvested, exclusive of options that have vested but are unexercised. The estimated number of vested but unexercised options is 3.1 million, with a weighted average exercise price of R$12.71. These figures were provided by Natura &Co’s registrar bank on December 31, 2021. The vested but unexercised options will expire within five years. .

See also “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ Agreements and Other Arrangements of Natura &Co Holding” for additional information on the shareholders’ agreement relating to Natura &Co Holding.

Item 7.  Major Shareholders and Related Party Transactions8

A.   Major Shareholders

As of December 31, 2021, our issued and outstanding capital stock was R$12,481,682,301.86 fully issued and paid in, comprising 1,379,584,737 common shares, nominative and without nominal value. We subsequently issued new shares pursuant to our long-term incentive plans as authorized by our board of directors and, as a result, our issued and outstanding share capital on February 28, 2022 was R$12,695,694,093.80, fully issued and paid in comprising 1,379,737,055 common shares, nominative and without nominal value. We expect that our current share capital will be validated by our shareholders at the annual meeting that is scheduled to take place on April 20, 2022.

The following table sets forth, as of January 26, 2022, except where otherwise noted, certain information with respect to the number of common shares beneficially owned (as defined by the SEC’s rules and regulations) by (1) each of our executive officers, (2) each member of our board of directors, (3) all current executive officers and directors as a group and (4) each person known to us to own beneficially more than 5% of our outstanding common shares.

Shareholders	Total Number of Common Shares	Percentage
Antonio Luiz da Cunha Seabra	199,151,684	14.458%
Fabio Dalla Colletta de Mattos	4,367,930	0.317%
Fabricius Pinotti	6,324,444	0.459%
Felipe Pedroso Leal	45,349,492	3.292%
Fundo de Investimento de Ações Veredas Investimento no Exterior(1)	22,516,378	1.635%
Guilherme Peirão Leal	99,342,778	7.212%
Gustavo Dalla Colletta de Mattos	4,367,930	0.317%
Kairós Fundo de Investimento em Ações – Investimento no Exterior(2)	5,236,954	0.380%
Lucia Helena Rios Seabra	96	0.000%
Maria Heli Dalla Colleta de Mattos	24,305,810	1.765%
Norma Regina Pinotti	37,942,838	2.755%
Passos Participações S.A.(3)	50,670	0.004%
Pedro Luiz Barreiros Passos	26,231,646	1.904%
Ricardo Pedroso Leal	45,349,492	3.292%

Shareholders	Total Number of Common Shares	Percentage
RM Futura Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior (4)	1,303,309	0.095%
Sirius III Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior(5)	4,997,397	0.363%
Vinicius Pinotti	6,324,444	0.459%
Subtotal	533,163,292	38.707%
Other Directors	477,062	0.035%
Other Executive Officers	620,201	0.045%
All Directors and Management	1,097,263	0.080%
Others	842,986,808	61.198%
Treasury shares	202,523	0.015%
Total	1,379,584,737	100.00%

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

(4)   RM Futura Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior is controlled by Maria Heli Dalla Costa Mattos.

(5)   Sirius III Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior is controlled by Guilherme Peirão Leal.

As of December 31, 2021, there were a total of 3,651 registered holders of ADSs and 33,022,216 ADSs outstanding, representing 66,044,432 common shares or 4.78% of outstanding common shares. Since some of these ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial holders. Our major shareholders do not have different voting rights.

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
162

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

B.    Related Party Transactions

Related Party Transactions Policy of Natura &Co Holding

Policy Regarding Related Party Transactions

On December 14, 2021, our board of directors approved an update to our Related Party Transaction Policy, which aims to ensure that our and our subsidiaries’ transactions with related parties are carried out transparently and under conditions not less favorable to us than they would be if carried out with third parties that are not related parties, under the same circumstances or similar scenarios.

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

As of the date of this annual report, we do not have any loans or other financing agreements with any of our directors or executive officers. For further information regarding our principal related party transactions, please see note 33 to our audited consolidated financial statements included elsewhere in this annual report.

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

As of December 31, 2021, we were party to proceedings for which provisions in the total amount of R$1,998.8 million have been recorded. As of December 31, 2021, we have recorded provision for tax, civil and labor risk related to the business combination with Avon’s in the amount of R$597.6 million.

A description of the principal proceedings in which we are involved in for each category (civil, labor and tax) is set out below. For additional details regarding the legal proceedings in which we are involved, please see note 22 to our audited consolidated financial statements included elsewhere in this annual report.

Civil Claims

As of December 31, 2021, we were party to civil claims of an administrative or judicial nature for which we had recorded provisions in the total amount of R$305.7 million. Our provisions are reviewed periodically based on the evolution of the lawsuits and the loss of civil claims to reflect the best current estimate.

The majority of these lawsuits involve claims of undue inclusion of the names of both Natura consultants and third parties in the database of the Brazilian credit protection service as debtors due to the fraudulent registration practices.

Avon has been named a defendant in numerous personal injury lawsuits filed in U.S. courts, alleging that certain talc products Avon sold in the past were contaminated with asbestos. Many of these actions involve a number of co-defendants from a variety of different industries, including manufacturers of cosmetics and manufacturers of other products that, unlike Avon’s products, were designed to contain asbestos. As of December 31, 2021, there were 151 individual cases pending against Avon. During the three months ended December 31, 2021, 107 new cases were filed and 120 cases were dismissed, settled or otherwise resolved. To date, there have been no findings of liability enforceable against Avon. The value of Avon’s settlements was not material, either individually or in the aggregate, to Natura &Co’s results of operations for the year ended December 31, 2021. Additional similar cases arising out of the use of Avon’s talc products are reasonably anticipated. Given the inherent uncertainties of litigation, we cannot predict the outcome of all individual cases pending against the Company, and we are only able to make a specific estimate for a small number of individual cases that have advanced to the later stages of legal proceedings. For the remaining cases, we provide an estimate of exposure on an aggregated and ongoing basis, which takes into account the historical outcomes of all cases we have resolved to date. Any accruals currently recorded on Avon’s balance sheet with respect to these proceedings are not material. However, any adverse outcomes, either in an individual case or in the aggregate, could be material. Future costs to litigate these cases, which Avon expenses as incurred, are not known but may be significant, though some costs will be covered by insurance.

Labor Claims

We are also parties to a number of labor claims filed by former employees, third parties and autonomous workers relating, among other things, to severance pay, occupational diseases, additional wages, overtime and amounts due to subsidiary liability and the recognition of the employment relationship.

As of December 31, 2021, we were parties to several labor proceedings for which provisions amounting to R$233.5 million were recorded.

Tax Proceedings

As of December 31, 2021, we were party to tax claims of an administrative or judicial nature with a probable risk of loss involving a total amount of R$862.1 million for which we have recorded provisions in the same amount, and in proceedings with a possible risk of loss involving an aggregate amount of R$9,884.5 million. In addition, we are party to tax proceedings with a remote risk of loss.

The following is a description of the principal proceedings to which we are a party:

  Natura Industrial and Avon Industrial Ltda. received tax infraction notices with regard to alleged irregularities arising from the non-application of the minimum taxable amount on sales to the “distributor” (in this case, the parent company) which allegedly resulted in the payment of a lower amount of IPI (Tax on Manufactured Products). We are currently awaiting the administrative-level decisions. Of the amount under discussion as of December 31, 2021, R$2,009.6 million is classified as possible and R$1,202.1 million is classified as a remote risk of loss.
  Tax infraction notices in connection with CIT and Social Tax on Net Profit (CSLL) questioning the deductibility of goodwill amortization for tax purposes, resulting from the incorporation of the shares of Natura Empreendimentos by Natura Participações S.A. and subsequent merger of both companies by Natura Cosméticos. Natura Cosméticos is challenging in court the legality of the decisions that rejected the motions of clarification as a preliminary matter to discuss crucial points of the appellate decisions that, by a majority of votes, denied its special appeals, upholding the tax liability. Of the total amount under discussion on December 31, 2021, R$1,419.2 million is classified as possible and R$492.7 million is classified as a remote risk of loss.
  Natura Cosméticos, Avon Cosméticos and Natura Indústria, the latter in the situations where it operates exclusively as a distributor, are legally challenging the condition brought by Decree No. 8,393/2015, which, for purposes of Tax on Manufactured Products (IPI), sees interdependent wholesale establishments that sell products taxed over 15% as a manufacturing company. Of the amount under discussion as of December 31, 2021, R$1,907.2 million is classified as a possible risk of loss.
  Administrative and judicial proceedings challenging the legality of changes in Brazilian federal and state laws regarding the collection of ICMS and ICMS under tax substitution (ICMS ST). As of December 31, 2021, the total amount under discussion is R$1,560.0 million and the risk of loss is classified as possible.
  Tax infraction notice issued by the São Paulo State Finance Department against a branch of Natura Indústria, requiring ICMS under tax substitution (ST), which had been fully paid by Natura Cosméticos, i.e., the distributor establishment. We are currently awaiting the administrative-level decisions. Of the total amount under discussion as of December 31, 2021, R$539.6 million is classified as possible and R$182.9 million is classified as a remote risk of loss.
  Tax infraction notices issued by the Brazilian Federal Revenue claiming IPI (Tax on Manufactured Products) arising from the tax classification to certain products. We are currently awaiting the administrative-level decisions. Of the total amount under discussion as of December 31, 2021, R$663.0 million is classified as a possible risk of loss.
166

Judicial Deposits

Pursuant to court orders concerning certain tax, civil and labor lawsuits, our judicial deposits amounted to R$585.3 million as of December 31, 2021.

Dividends and Dividend Policy

On July 28, 2021, the Board of Directors approved a new Income Allocation and Distribution of Dividends Policy, which sets forth the guidelines, criteria, and procedures for allocation of income, in compliance with requirements set forth by Brazilian regulation and Natura &Co Holding’s By-laws.

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

B.   Significant Changes

None.

Item 9.  The Offer and Listing
A.   Offering and Listing Details

The Natura &Co Holding Shares trade on the B3 under the symbol “NTCO3.” ADRs representing the Natura &Co Holding Shares trade on the NYSE under the symbol “NTCO.” As of December 31, 2021, we had approximately 70,685 shareholders of record on the B3.

B.   Plan of Distribution

Not applicable.

C.   Markets

Our common shares are traded on the B3. The regulation of Brazilian securities markets which affects these securities is discussed below. In addition, we also have ADRs which have been listed and traded on the NYSE since January 6, 2020. For further information, see “—A. Offering and Listing Details.”

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

Our common shares are traded on the B3. The regulation of Brazilian securities markets which affects these securities is discussed below. In addition, we also have ADRs which have been listed and traded on the NYSE since January 6, 2020. For further information, see “—A. Offering and Listing Details.”

Trading on the Brazilian Stock Exchange

Settlement of transactions conducted on the Brazilian Stock Exchange (B3 S.A. — Brasil, Bolsa. Balcão), or the B3, becomes effective two business days after the trade date. Delivery of, and payment for, shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearinghouse on the second business day following the trade date. The clearinghouse for the B3 is the Central Depositária of the B3.

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

Trading on the B3 by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation. For additional information, see “Item 10. Additional Information—E. Taxation” and “Item 10. Additional Information—D. Exchange Controls.”

Brazilian Stock Exchange Corporate Governance Standards

The B3 has three main listing segments:

  Level 1;
  Level 2; and
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
  Our common shares are listed on the Novo Mercado segment. To have our shares listed on the Novo Mercado, we entered into the Novo Mercado Participation Agreement and our by-laws comply with the rules of the Novo Mercado. Companies listed on the Novo Mercado are voluntarily subject to stricter rules than those provided for listed companies under the Brazilian Corporation Law and CVM regulations, such as requirements to, among others: (i) issue common shares only; (ii) ensure that shares of the issuer representing at least 25.0% of its total capital are effectively available for trading; (iii) make best efforts to achieve shareholding dispersion in all public share offerings via guaranteed access for all interested investors and distribution to individuals and non-institutional investors of at least 10% of the offered shares; (iv) have its own internal auditing department, or engage independent auditors registered with the CVM to perform this function, as well as implement compliance, internal control and corporate risk management functions, all of which must be kept separate from its operational activities (v) agree to adopt and publish until April 2022 (1) the by-laws of its board of directors, advisory committees and fiscal council, if it has one, (2) disclose material events, information about dividends and other distributions and earnings releases, (3) a code of conduct that establishes the principles and values that guide the company, (4) an insider trading policy that applies, at a minimum, to the issuer, its controlling shareholder, the members of the board of directors and fiscal council, the executive management team and members of other corporate bodies that have a technical or consultative role as may be created from time to time by the company’s by-laws,(5) a related party transactions policy, (6) a risk management policy, (7) a compensation policy and (8) a policy that determines the criteria and the proceedings to nominate the management of the Company; (vi) stipulate in its by-laws that direct or indirect transfer of control is allowed only on condition that the acquirer of control undertakes to hold a public tender offer for the shares of all other shareholders to ensure they are offered the same treatment as the seller of control; (vii) agree to require the issuer, its shareholders, directors, and members of the fiscal council to resolve any and all disputes among them by arbitration before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), or CAM, operated by the B3.
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
170

Pursuant to CVM Instruction No. 480, dated December 7, 2009, as amended, or CVM Instruction No. 480, the following information must also be included in our formulário de referência within seven business days of the occurrence of the following events, among others:

  change in management or of an audit committee member;
  change in capital stock;
  issuance of new securities even if for private subscription;
  change in the rights of the securities issued;
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
  merger, merger of shares, or spin-off;
  change in the projections or estimates or disclosure of new projections or estimates;
  execution, amendment or termination of a shareholders’ agreement filed at the company’s headquarters or to which the controlling shareholder is party that provides for the exercise of voting rights or the control of the company;
  bankruptcy, judicial recovery, liquidation or court approval of an extrajudicial recovery; and
  communication, by the Company, of a change to its independent auditors.

Additionally, pursuant to CVM Resolution No. 44, dated August 23, 2021, as amended, or CVM Resolution No. 44, on the 10th of each month, the issuer must disclose if there were any changes in the share position of the company’s management, controlling shareholders, members of the fiscal council, if installed, or of the company itself (shares kept in treasury) that happened in the previous month.

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

General

Natura &Co Holding is a corporation (sociedade anônima) of indefinite term incorporated under the laws of Brazil, having its registered office in the city of São Paulo, state of São Paulo, at Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A, Parque Anhanguera, 05106-000, Brazil, enrolled with the Brazilian taxpayers’ registry (Cadastro Nacional de Pessoas Jurídicas—CNPJ) under No. 32.785.497/0001-97. Natura &Co Holding was incorporated on January 21, 2019. Natura &Co Holding is governed by the laws of Brazil, as well as by the Natura &Co Holding By-Laws.

Capital Stock

As of December 31, 2021, our issued and outstanding capital stock was R$12,481,682,301.86 fully issued and paid in, comprising 1,379,584,737 common shares, nominative and without nominal value. We subsequently issued new shares pursuant to our long-term incentive plans as authorized by our board of directors and, as a result, our issued and outstanding share capital on February 28, 2022 was R$12,695,694,093.80, fully issued and paid in comprising 1,379,737,055 common shares, nominative and without nominal value. We expect that our current share capital will be validated by our shareholders at the annual meeting that is scheduled to take place on April 20, 2022.

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

Rights of Holders of Common Shares

Each of Natura &Co Holding’s common shares entitles its holder to one vote at Natura &Co Holding’s annual or extraordinary general shareholders’ meetings (assembleia geral ordinária or assembleia geral extraordinária). Pursuant to the Natura &Co Holding By-Laws and its B3 listing agreement in connection with the listing of the common shares on the Novo Mercado, we cannot issue shares without voting rights or with restricted voting rights. As long as we are listed on the Novo Mercado, we may not issue preferred shares. In addition, the Natura &Co Holding By-Laws and the Brazilian Corporation Law provide that holders of Natura &Co Holding Shares are entitled to dividends or other distributions made in respect of Natura &Co Holding Shares in accordance with their respective participation in Natura &Co Holding’s capital. See “Item 8. Financial Information—A. Consolidated statements and other financial information—Dividends and Dividend Policy” for a more complete description of payment of dividends and other distributions of Natura &Co Holding Shares. In addition, in the event of Natura &Co Holding’s liquidation and following the payment of all Natura &Co Holding’s outstanding liabilities, holders of Natura &Co Holding Shares are entitled to receive their pro rata interest in any remaining assets, in accordance with their respective participation in Natura &Co Holding’s capital. The shareholders have preemptive rights to subscribe for new shares issued by us, pursuant to the Brazilian Corporation Law, subject to certain exceptions set forth therein, but are not obligated to subscribe for future capital increases.

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

Preemptive Rights

Each of Natura &Co Holding’s shareholders has a general preemptive right to subscribe for shares or convertible securities in any capital increase, in proportion to its shareholding, except (i) in the event of the grant and exercise of any stock option to acquire or subscribe for shares of Natura &Co Holding’s capital stock; (ii) in the context of a capital increase derived from merger, merger of shares and/or spin-off implemented according to the Brazilian Corporation Law; (iii) in a sale on a stock exchange or public offering; and (iv) in an exchange of shares transaction in the context of a public tender offer upon sale of control. A minimum period of 30 days following the publication of notice of the issuance of shares or convertible securities is allowed for exercise of the right, and the right is negotiable. However, according to the Natura &Co Holding By-Laws and the Brazilian Corporation Law, Natura &Co Holding’s board of directors may, in its discretion, exclude or restrict preemptive rights when issuing shares, convertible debentures and warrants placed by way of sale on a stock exchange, public offering or exchange of shares in a tender offer, according to the provisions of law and within the limits of the authorized capital.

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

    to create preferred shares or increase the existing class of preferred shares, without the requirement to issue a proportionate number of other classes of preferred shares to change the redemption conditions or rights of one or more classes of preferred shares, or to create a new more senior class;
    to reduce the mandatory distribution of dividends;
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
    to materially change Natura &Co Holding’s corporate purpose;
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
    to conduct a spin-off that results in (a) a change of Natura &Co Holding’s corporate purpose, except if the assets and liabilities of the spin-off company are contributed to a company that is engaged in substantially the same activities, (b) a reduction in the mandatory dividend or (c) any participation in a centralized group of companies, as defined under the Brazilian Corporation Law;
    to change Natura &Co Holding corporate nature; or
    to include an arbitration provision in Natura &Co Holding's By-Laws.

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

Pursuant to the Brazilian Corporation Law, in events of consolidation, merger, incorporação de ações, participation in a group of companies, acquisition of control of another company and the inclusion of an arbitration provision in Natura &Co Holding’s By-Laws, the right to withdraw does not apply if the shares meet certain tests relating to liquidity and dispersal of the type or class of shares on the market (they are part of the B3 Index or other stock exchange index (as defined by the CVM)). In such cases, shareholders will not be entitled to withdraw their shares if the shares are a component of a general securities index in Brazil or abroad admitted to trading on the securities markets, as defined by the CVM, and the shares held by persons unaffiliated with the controlling shareholder represent more than half of the outstanding shares of the relevant type or class.

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

  amendment of the Natura &Co Holding By-Laws;
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
  approval of any stock splits or reverse stock splits;
  approval of any transaction with related parties, disposal or contribution of assets to another company, if the value of the transaction corresponds to more than 50% of the value of Natura &Co Holding’s total assets as set forth in the last balance sheet approved by its shareholders.

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

  to create preferred shares or increase the existing class of preferred shares, without the requirement to issue a proportionate number of other classes of preferred shares to change the redemption conditions or rights of one or more classes of preferred shares, or to create a new more senior class;
  reduce the percentage of mandatory dividends;
  change Natura &Co Holding’s corporate purpose;
  consolidate with or merge us into another company;
  engage in a spin-off transaction;
  approve Natura &Co Holding’s participation in a group of companies (as defined in the Brazilian Corporation Law);
  apply for cancellation of any voluntary liquidation;
  approve Natura &Co Holding’s dissolution; and
  approve the merger of all of Natura &Co Holding’s common shares into another Brazilian company.

Location of a Shareholders’ Meeting

Natura &Co Holding’s shareholders’ meetings take place at Natura &Co Holding’s headquarters in the city of São Paulo, state of São Paulo, Brazil. The Brazilian Corporation Law allows Natura &Co Holding’s shareholders to hold meetings in another location in the event of a force majeure, provided that the meetings are held in the city of São Paulo and the relevant notice includes a clear indication of the place where the meeting will occur. On April 16, 2021, Natura &Co’s shareholder’s meeting was held online due to the COVID-19 pandemic and was deemed to have been held at Natura &Co’s headquarters as permitted under the Brazilian Corporation Law and the applicable CVM regulations. As of the date of this annual report we expect that our 2022 shareholders’ meeting will also be held online.

All information relating to shareholders’ meetings will be available (i) at Natura &Co Holding’s headquarters, in the city of São Paulo, state of São Paulo, at Avenida Alexandre Colares, 1188, Sala A17-Bloco A, CEP 05106-000 and (ii) on the internet at Natura &Co Holding’s website (https://ri.naturaeco.com/en/), the website of the CVM (www.cvm.gov.br). The information included on these websites does not form part of this annual report and is not incorporated by reference herein.

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

    matters concerning related parties;
    ordinary Shareholders’ Meeting;
    election of members of the Board of Directors;
    compensation of the Management of our company;
    amendment to our company’s by-laws;
    capital increase or capital reduction;
    issuance of debentures or subscription warrants;
    reduction of the mandatory dividend distribution;
    acquisition of the control of another company;
    appointment of evaluators;
    any matter which entitles the shareholders to exercise their withdrawal rights; and
    mergers, spin-offs, stock swap mergers or consolidation with at least one publicly-held company registered with the CVM in a certain category (category A).
179

Notice of a Shareholders’ Meeting

According to the Brazilian Corporation Law, all notices of general meetings must be published at least three times in the Diário Oficial do Estado de São Paulo, the official newspaper of the state of São Paulo, and in any other newspaper widely circulated, which, in Natura &Co Holding’s case, is the Valor Econômico. The first notice must be published no later than 21 days before the date of the first call of the meeting, and no later than eight days before the date of second call of the meeting. However, in certain circumstances, and upon the request of any shareholder, the CVM may require that the first notice be published 30 days prior to the meeting. The CVM may also, upon the request of any shareholder, terminate, up to 15 days, the period for calling the extraordinary general meeting, in order to understand and analyze the proposals to be submitted to the specific meeting. The notice must include, in addition to the place, date and time, the agenda of the meeting and, in the case of a proposed amendment to the Natura &Co Holding By-Laws, a description of the subject matter of the proposed amendment.

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

Delisting from the Novo Mercado

At any time, Natura &Co Holding may decide to delist its common shares from the Novo Mercado. In order to delist its common shares from the Novo Mercado, Natura &Co Holding (or its controlling shareholders) would be required to first launch a tender offer through which Natura &Co Holding or the controlling shareholders would acquire the free float shares, or the Delisting TO. The Delisting TO must comply with the applicable rules of CVM Instruction No. 361, dated March 5, 2002, as amended, or CVM Instruction No. 361, and (i) have a “fair price,” according to the Brazilian Corporation Law; and (ii) be approved by the holders of more than 1/3 of the outstanding free float shares. However, the Delisting TO requirement can be waived so long as holders of a majority of the free float shares approve such waiver. Natura &Co Holding’s delisting from the Novo Mercado will not necessarily result in the loss of its registration as a public company on the B3.

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

  targets shares owned by Natura &Co Holding’s controlling shareholders;
  takes place on organized securities markets at prices higher than market price;
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

Policy for the Trading of Natura &Co Holding’s Securities by Natura &Co Holding and Its Controlling Shareholder (If Any), Directors and Officers

CVM Resolution No. 44 establishes that “insiders” must abstain from trading Natura &Co Holding’s securities, including derivatives backed by or linked to Natura &Co Holding’s securities, prior to Natura &Co Holding’s disclosure of material information to the market.

Pursuant to our Securities Trading Policy, as approved by our Board of Directors on February 6, 2020, the following persons are considered insiders for purposes of CVM Resolution No. 44: we, Natura &Co Holding’s controlling shareholder (if any), members of Natura &Co Holding’s board of directors, executive officers, members of Natura &Co Holding’s fiscal council, when installed, members of any of Natura &Co Holding’s technical or advisory bodies and whoever by virtue of its title, duty or position in Natura &Co Holding’s company, Natura &Co Holding’s controlling shareholder, controlled companies or affiliates has knowledge of a material fact and is aware that such fact has not been disclosed to the market, including auditors, analysts, underwriters and advisors.

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

Disclosure of Information

We are subject to the reporting requirements established by the Brazilian Corporation Law, the CVM and the B3. We also have an information disclosure policy which was approved by our Board of Directors on December 21, 2020.

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
  notices of annual shareholders’ meeting on the earlier of (a) the date of their publication or (b) the 21-day prior to the annual shareholders’ meeting;
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
  notices of special shareholders’ meeting on the date of their publication;
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
  information on any request for judicial reorganization or ratification of extrajudicial reorganization, or for a petition declaring our bankruptcy or a third‑party petition for our bankruptcy that are based on a material amount, on the same date of its filing with a court or on the date we take notice of it in the case of a third‑party petition; and
  information on any judicial decision on our bankruptcy, on the date we take notice of it.

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
183

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

  the name and qualifications of the person providing the information;
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

Pursuant to CVM Resolution No. 44, whenever there is an increase or reduction of multiples of 5.0% in the ownership of any type of shares forming our capital stock by any shareholder or group of shareholders, including with respect to equity derivative instruments related to such shares, whether directly or indirectly, that shareholder or group of shareholders must disclose the following information to us: (1) the name and credentials of the person acquiring the shares; (2) the target of the acquisition of the ownership interest and the quantity of shares intended to be acquired, including, if relevant, a declaration that the transaction is not intended to effect a change the composition of our Company’s control or administrative structure; (3) the number of shares and other securities and/or derivatives referenced in the shares (with physical or financial settlement); (4) reference to any agreement or contract regulating the exercise of voting rights or the purchase and sale of our securities and (5) in the case of foreign shareholders, the name and Brazilian tax file number of their representative in Brazil. Moreover, we are required to send this information to the CVM and the B3 and update our Brazilian reference form (formulário de referência) accordingly.

Annual Calendar

Pursuant to the Novo Mercado Rules, we must, by December 10 of each year, publicly disclose and send to the B3 an annual calendar with a schedule of Natura &Co Holding’s corporate events. In case the company intends to modify subsequently the date of any event, the calendar must be updated previously to such event.

Corporate Governance

In conducting Natura &Co Holding’s business, we adopt corporate governance practices based on the principles of transparency, general equity principles, accountability and corporate responsibility, all in accordance with the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa), or “IBGC,” which provides guidelines to companies in order to: (a) increase value; (b) improve performance; (c) facilitate access to capital at lower costs; and (d) contribute to the continuity of operations. Among other corporate governance practices recommended by the IBGC, we have adopted the following practices:

  capital stock composed exclusively by common shares, providing all shareholders with voting rights;
  registration, whenever requested by its shareholders, of the occurrence of dissenting votes;
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
  hiring independent auditors to audit Natura &Co Holding’s financial statements;
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
  transparency in the disclosure of annual reports;
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
185

C.   Material Contracts

See “Presentation of Financial and Other Information—Consolidated Financial Statements—The Transaction,” “Item 4. Information on the Company—B. Business Overview—Certain Agreements With Third Parties” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”

D.   Exchange Controls

Investors who are non-residents in Brazil must register their investment in shares under Law No. 4,131, or CMN Resolution No. 4,373, and CVM Resolution No. 13 of November 18, 2020 (as amended).

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
  obtain a taxpayer identification number from the Brazilian tax authorities;
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

  register as a foreign direct investor with the Brazilian Central Bank;
  obtain a Brazilian identification number from the Brazilian tax authorities;
  appoint a tax representative in Brazil; and
  appoint a representative in Brazil for service of process in respect of suits based on the Brazilian Corporation Law.

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

E.   Taxation

The following summary contains a description of certain Brazilian and U.S. federal income tax consequences of the ownership and disposition of Natura &Co Holding Shares or ADSs (for purposes of only this section “E. Taxation” referred to as “Shares” and “ADSs,” respectively), but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership or disposition of Shares or ADSs. The summary is based on the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder, as of the date hereof, which are subject to change.

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

We cannot assure you that the Brazilian federal government will not increase the withholding income tax on dividends in the future. In the ongoing tax reform proposals, the Brazilian government presented last year to the Brazilian Congress a bill of law - Bill of Law 2,337/2021 - to reinstate a withholding taxation of dividends. Bill of Law 2,337/2021 was approved by the House of Representatives, to establish a 15% withholding taxation on dividends paid to non-resident beneficiaries. The appreciation of this bill of law, however, has been suspended in the Brazilian Senate, and currently there is no certainty as to if and when such bill of law will be enacted. At this point, it is uncertain if such bill of law will be voted by the Senate in the short term.

Interest on Shareholders’ Equity

Law No. 9,249, dated December 1995, as amended, allows a Brazilian corporation, such as ourselves, to make distributions to shareholders of interest on net equity and to treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits, subject to the limits described below. These distributions may be paid in cash. For tax purposes, this interest is limited to the daily pro rata variation of the Long-Term Rate (Taxa de Longo Prazo – TLP) multiplied by certain net equity accounts of the Brazilian company with certain adjustments, as determined by the Brazilian Central Bank from time to time, and the amount of this deductible expense may not exceed the greater of:

  50% of the net profits (after the deduction of social contribution on net profit but before taking into account allowances for income tax and the interest on shareholders’ equity) for the period in respect of which the payment is made; or
  50% of our accumulated profits and profits reserves.

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

As of the date of this annual report, the understanding of the Brazilian tax authorities is in the sense that the rate of 15% of withholding income tax applies to payments made to beneficiaries which are resident in Privileged Tax Regimes (Tax Ruling COSIT No. 575, of December 20, 2017 and Tax Ruling COSIT No. 217 of May 9, 2017). In any case, if Brazilian tax authorities determine that payments made to a Non-Resident Holder under a Privileged Tax Regime are subject to the same rules applicable to payments made to Non-Resident Holders located in a Tax Haven, the withholding income tax applicable to such payments could be assessed at a rate up to 25%.

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

It is important to highlight that Bill of Law 2,337/21 revokes the possibility of a Brazilian company paying Interest on Shareholders' Equity. However, as mentioned in the previous topic, it is currently uncertain whether the Brazilian Senate will appreciate and vote this bill in the short term.

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
    If the Non-Resident Holder is not a Registered Holder and is not located in a Tax Haven, a progressive tax rate will be applied as provided for in Law No. 13,259/2016, as follows: (i) at a rate of 15% for the portion of the gain up to R$5 million, (ii) at a rate of 17.5% for the portion of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) at a rate of 20% for the portion of the gain that exceeds R$10 million but does not exceed R$30 million, and (iv) 22.5% for the portion of the gain that exceeds R$30 million. This same tax treatment may arguably apply to the Non-Resident Holder that is a Registered Holder and is located in a Tax Haven, although a different interpretation may be raised; and
    If the Non-Resident Holder is not a Registered Holder and is located in a Tax Haven, the tax rate will be 25% (flat rate).
190

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
  Capital gains earned by a (A) Non-Resident Holder who (i) is not a Registered Holder and (ii) is not a Tax Haven resident and (B) a Non-Resident Holder that (i) is a Registered Holder and (ii) is a Tax Haven resident are arguably subject to income tax at a rate of 15%, although controversies do exist if a more burdensome tax rate should be applicable. In the latter case, withholding income tax of 0.005% will be levied by the intermediary institution (that is, a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against the 15% income tax due on the capital gain, which will be paid by the Non-Resident Holder’s tax representative in Brazil; and
  Capital gains earned by a Non-Resident Holder who is not a Registered Holder and is a Tax Haven resident are subject in principle to income tax at a rate of 25%.

Any other gains realized on a disposition of Shares that is not carried out in an exchange environment or that is conducted in the non-organized “OTC market” are subject to the same rules set forth in item “(i) Taxation of Capital Gain Earned in the Country in a Transaction Not Carried Out on the Brazilian Stock Exchange (Or Similar Exchange).” Gains realized by a Non-Resident Holder on the disposition of preemptive rights held in stock will be subject to Brazilian income tax, according to the same rules applicable to the sale of Shares.

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

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares by a Non-Brazilian Holder, except for gift and inheritance taxes imposed by certain Brazilian states on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of common shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of Shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold the securities. This discussion applies only to a U.S. Holder that holds Shares or ADSs as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax, the tax consequences to persons subject to special accounting rules as a result of any item of gross income with respect to our Shares or ADSs being taken into account in an applicable financial statement and tax consequences applicable to U.S. Holders subject to special rules, such as:

  certain financial institutions;
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
  entities classified as partnerships for U.S. federal income tax purposes;
  tax-exempt entities, including an “individual retirement account” or “Roth IRA”;
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

This discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of Shares or ADSs and is:

  a citizen or individual resident of the United States;
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

Taxation of Distributions

Subject to the passive foreign investment company rules described below, distributions paid on Shares or ADSs, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains. Dividends will constitute qualified dividend income if the Shares or ADSs with respect to which such dividends are paid are readily tradable on an established securities market in the U.S., and we are not a PFIC in the year in which the dividend is paid (or the prior taxable year). Dividends paid to non-corporate U.S. Holders in 2021 with respect to ADSs may be eligible for taxation as qualified dividend income, and therefore subject to tax at rates applicable to long-term capital gains, because the ADSs were traded on NYSE in 2021. However, there can be no assurance that the ADSs will continue to be traded on NYSE or another established securities market in the U.S. It is unclear whether these reduced rates will apply to dividends paid with respect to our Shares that are not represented by ADSs. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

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

Subject to certain generally applicable limitations, which may vary depending upon a U.S. Holder’s circumstances, a U.S. Holder generally will be entitled to a credit against its U.S. federal income tax liability for Brazilian income taxes withheld from dividends on Shares or ADSs, if such taxes were paid or accrued in a taxable year beginning before December 28, 2021. A U.S. Holder will be entitled to use these foreign tax credits to offset only the portion of its U.S. tax liability that is attributable to foreign-source income. This limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. In addition, a U.S. Holder must satisfy minimum holding period requirements in order to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends. Recently issued Treasury regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the "Final Treasury Regulations"), impose additional requirements for foreign taxes to be eligible for credit. We have not determined whether these requirements have been met with respect to any withholding tax imposed on dividends on Shares or ADSs. Instead of claiming a credit, subject to generally applicable limitations under U.S. law, U.S. Holders may be able to elect to deduct withheld taxes in computing their taxable income. An election to deduct creditable foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits and deductibility of foreign taxes are complex and U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits for any amounts withheld with respect to dividends on Shares or ADSs to which the Final Treasury Regulations apply.

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

Because a U.S. Holder’s gains from the sale or exchange of Shares or ADSs will generally be treated as U.S. source income, the limitation described above may preclude a U.S. Holder from claiming a credit for all or a portion of the foreign taxes imposed on any such gains. In addition, in taxable years to which they apply, the Final Treasury Regulations generally will preclude U.S. Holders from claiming a foreign tax credit with respect to any tax imposed on gains from the disposition of shares by a jurisdiction, such as Brazil, that does not have an applicable income tax treaty with the United States, although such taxes may be applied to reduce the amount realized by the U.S. holder on the disposition.

The rules governing foreign tax credits are complex and, therefore, U.S. Holders are urged to consult their own tax advisors regarding the creditability or deductibility of any Brazilian tax in their particular circumstances (including any applicable limitations).

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for the taxable year ending December 31, 2021. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be a PFIC for any taxable year.

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

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC, for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

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

The table below sets forth the balances of financial derivatives as of the dates indicated:

	Fair Value(2)			Gain (Loss) (Adjustment MTM)
	As of December 31,			As of December 31,
	2021	2020	2019	2021	2020	2019
	(in millions of R$)
Type of transaction
Swap contracts(1)
Asset position:
Long position in U.S. dollars	6,882.0	4,683.9	3,729.7	978.4	421.9	313.0
Liability position:
CDI floating rate:
Short position in CDI	(6,348.4)	(2,803.8)	(3,002.6)	(823.9)	(172.9)	(248.0)
Swap contracts(1):
Asset position:
Short position in U.S. dollars	—	—	—	—	—	—

Liability position:
CDI floating rate:
Long position in interbank rate	—	—	—	—	—	—

Forward contracts (3)
Net exchange position vs. pounds sterling	(17.2)	(22.2)	—	(0.1)	(16.8)	—
Total net financial derivatives	516.4	1,857.9	727.1	154.4	232.2	65.0

(1)  Swap transactions consist of swapping the exchange rate fluctuation for a percentage of the floating rate Interbank Deposit Rate (CDI) – post-fixed CDI – in the case of Brazil.

(2)  Fair value refers to the value of outstanding contracted derivatives recognized in balance sheets.

(3)  Forward operations consist of hedging against exchange variation through operations involving various currencies against the pound sterling.

As of December 31, 2021, 2020 and 2019, for derivatives maintained by us and our subsidiaries, since our derivative financial instrument contracts are entered into directly with financial institutions and not through a stock exchange, there are no margin calls deposited as guarantees of these transactions.

Operating Derivatives

As of December 31, 2021, 2020 and 2019, we hold forward derivative instruments with HSBC and Santander in order to hedge against exchange rate risk on import and export operations of the subsidiary The Body Shop in foreign currencies against the pound sterling and U.S. dollar. These derivatives are measured at fair value, with gains and losses recognized in the group of costs of products sold.

Derivative Instruments Designated for Hedge Accounting

We have designated to hedge accounting our derivative financial instruments for hedging loans denominated in foreign currency of Natura Cosméticos S.A. and Natura Distribuidora de México, S.A. de C.V., and operating cash flows resulting from the purchase and sale denominated in foreign currency of The Body Shop. As of December 31, 2021, the notional amount hedged against reais of the consolidated position of instruments designated as cash flow hedge totaled R$5,595.9 million and we did not have any notional amount hedged against the pound sterling or other currencies besides the real. As of December 31, 2020, the notional amount hedged against reais of the consolidated position of instruments designated as cash flow hedge totaled R$3,690.1 million and we did not have any notional amount hedged against the pound sterling or other currencies besides the real. As of December 31, 2019, the notional amount of the consolidated position of instruments designated as cash flow hedge totaled R$3,702.5 million, of which R$2,664.0 million is hedged against reais, and £195.0 million (R$1,038.5 million) is hedged against the pound sterling.

Sensitivity Analysis

For the sensitivity analysis of the risk of foreign exchange rate exposure, in addition to the assets and liabilities with exposure to the fluctuation of exchange rates recorded in the balance sheet, we consider the value of the fair value of the financial instruments contracted by us for the protection of certain exposures as of December 31, 2021, such as loans and financing registered in Brazil in foreign currency, receivables registered in Brazil in foreign currency, trade payable registered in Brazil in foreign currencies and value of the financial derivatives.

This analysis considers only financial assets and liabilities registered in Brazil in foreign currency, since exposure to exchange variation in other countries is close to zero due to the strength of currencies and the effectiveness of their derivatives, and considers that all other variables, especially interest rates, remain constant and ignore any impact of forecasting purchases and sales.

The tables below show the loss based on our current foreign currency exposure as of December 31, 2021, that would have resulted from certain scenarios. The probable scenario considers future rates for the U.S. dollar for 90 days, based on quotes obtained from the B3 on the respective maturity dates of the financial instruments exposed to foreign exchange risks, of R$5.5817/U.S.$1.00. Scenarios II and III consider a drop in the US dollar of 25% (R$4.2765/U.S.$1.00) and 50% (R$2.8510/U.S.$1.00), respectively.

Description	Risk	Probable Scenario	Scenario II	Scenario III
		(in millions of R$)
Net exposure	Depreciation of the U.S. dollar	27.3	(293.4)	(614.1)

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

Sensitivity Analysis

The table below sets out our total exposure to interest rate risk, including risks arising from changes in the CDI rate, as of December 31, 2021 and 2020:

	As of December
	2021	2020
	(in millions of R$)
Total borrowings and financing – in local currency	(6,914.1)	(9,591.8)
Operations in foreign currency with derivatives pegged to CDI(1)	(5,802.7)	(4,231.1)
Short-term investments	2,636.6	3,865.3
Net exposure	(10,080.2)	9,957.6

(1)   Refers to transactions involving CDI-backed derivatives to hedge the loans and financing arrangements raised in foreign currency in Brazil.

The table below shows the loss based on our current interest rate exposure as of December 31, 2021 that would have resulted from certain scenarios. The probable scenario considers future interest rates obtained on the B3 for the maturity dates of the financial instruments exposed to interest rate risks. Scenarios II and III consider an increase in the interest rate of 25% (12.81% per year) and 50% (15.38% per year), respectively, of the CDI rate from 10.25% per year.

Description	Risk	Probable Scenario	Scenario II	Scenario III
		(in millions of R$)
Net liabilities	Interest rate increase	(110.9)	(369.2)	(627.5)

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

Item 12.  Description of Securities Other Than Equity Securities

A.   Debt Securities

Not applicable.

B.    Warrants and Rights

Not applicable.

C.   Other Securities

Not applicable.

D.   American Depositary Shares

Depositary

The Bank of New York Mellon, or “BNYM” or the “ADS Depositary,” has acted as depositary in relation to the ADS (each representing two Natura &Co Holding Shares) program since November 1, 2019. The principal executive office of BNYM is located at 240 Greenwich Street, New York, New York 10286, United States.

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

Direct and Indirect Payments

From time to time, the ADS Depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the ADS Depositary, or share revenue from the fees collected from ADS holders. For the year ended December 31, 2021, such payments and reimbursements received from BNYM amounted to U.S.$400.1.

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

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

A.   Material Modifications to Instruments

Not applicable.

B.   Material Modifications to Rights

Not applicable.

C.   Withdrawal or Substitution of Assets

Not applicable.

D.   Change in Trustees or Paying Agents

Not applicable.

E.   Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

A.   Disclosure Controls and Procedures

We have established an internal controls framework, prepared in accordance with the criteria established by the COSO—a private U.S.-based organization whose mission is to disseminate principles and guidance for companies on their internal control structures. Our internal controls are based on the COSO framework, which assist in the preparation of our financial statements. The internal controls and the risk management department is responsible for keeping the internal control framework up-to-date and for reviewing the control descriptions, testing their effectiveness and monitoring the implementation of action plans when needed.

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

Based on this evaluation, our principal executive and principal financial officers concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2021, to ensure that information required to be disclosed under the Exchange Act is recorded, authorized, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and the information required to be disclosed is accumulated and communicated, in order to allow timely decisions regarding required disclosure.

We are committed to maintaining strict internal controls and recognize that an environment with effective controls generates transparency and security for our stakeholders.

Under the supervision and with the participation of our management, including our principal executive and principal financial officers, we assessed as of December 31, 2021, the effectiveness of our internal control over financial reporting. This assessment was based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on our assessment using those criteria, our management concluded that our internal control over financial reporting as of December 31, 2021, was effective.

B.    Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. The Company’s internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with IFRS. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation in accordance with IFRS. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2021. Management reviewed the results of its assessment with our Audit Committee. The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by PricewaterhouseCoopers Auditores Independentes Ltda, an independent registered public accounting firm, as stated in its report.

C.   Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Auditores Independentes Ltda., the independent registered public accounting firm that has audited our consolidated financial statements, has issued an audit report on the financial statements and internal control over financial reporting as of December 31, 2021, as stated in their report, which is included herein.

D.   Changes in Internal Control over Financial Reporting

Our management has evaluated, with the participation of our principal executive and principal financial officers, whether any changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2021 have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on this evaluation, our management has concluded that no such changes have occurred.

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

Item 16B.  Code of Ethics

The Company has adopted a code of ethics that applies to the Company’s board of directors and executive officers, including the Company’s principal executive officer, principal financial officer, and principal accounting officer and controller. A copy of the code of conduct is included as Exhibit 11.1 to this annual report. The code of conduct has never been waived.

Item 16C.  Principal Accountant Fees And Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, during the years ended December 31, 2021 and 2020. Our independent registered public accounting firm was PricewaterhouseCoopers Auditores Independentes Ltda. (PCAOB ID: 1351) for the years ended December 31, 2021 and 2020:

	For the Year Ended December 31,
	2021	2020
	(in thousands of reais)
Audit fees	73,619.6	73,323.4
Audit related fees(1)	2,166.9	5,070.4
Tax fees(2)	1,261.8	681.8
All other fees(3)	204.2	75.9
Total	77,252.5	79,151.5

(1) Audit related fees include fees for services that can only be reasonably provided by our independent auditors, such as the issuance of comfort letters.

(2) Relates to services regarding tax compliance.

(3) All other fees related to services on specific issues.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Under the listed company audit committee rules of the NYSE and the SEC, we must comply with Rule 10A-3 under the Exchange Act, which requires that we establish an audit committee composed of members of the board of directors that meets specified requirements. The SEC has recognized that, for foreign private issuers, local legislation may delegate some of the functions of the audit committee to other advisory bodies. Natura &Co Holding has established a statutory audit committee. Natura &Co Holding’s statutory audit committee meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The statutory audit committee is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. See “Item 6A. Directors and Senior Management—C. Board Practices—Audit, Risk Management and Finance Committee” for a description of our audit committee.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table reflects purchases of our equity securities, including shares represented by of ADRs, by us or our affiliates in 2021 and in 2022 through to the date of this annual report.

Months	Total Number of Shares Purchased	Average Price Paid per Share in R$	Average Price Paid per Share in U.S.$(1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar(1) Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)(3)(4)
January 2021	—	—	—	—	—
February 2021	631,358	50.79	9.77	631,358	—
March 2021	—	—	—	—	—
April 2021	—	—	—	—	—
May 2021	—	—	—	—	—
June 2021	—	—	—	—	—
July 2021	—	—	—	—	—
August 2021	—	—	—	—	—
September 2021	—	—	—	—	—
October 2021	—	—	—	—	—
November 2021	3,485,000	32.09	5.75	3,485,000	34,015,000
December 2021	1,221,200	26.56	4.76	1,221,200	32,793,800
January 2022	3,182,200	22.04	3.95	3,182,200	29,611,600
February 2022	2,209,700	23.10	4.14	2,209,700	27,401,900
March 2022	—	—	—	—	—
Total(2)(3)	10,729,458	26.18	5.61	10,729,458	27,401,900

(1)   Solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2021 for reais into U.S. dollars of R$5.581 per U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for further information about recent fluctuations in exchange rates.

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

(4)   On November 11, 2021, our board of directors approved a second share repurchase program. The repurchase program covers the period from November 11, 2021 up to November 12, 2022 and contemplates repurchases of our own shares, including shares represented by ADSs, of up to 37,500,000 (up to 2.72% of the total shares issued by us and up to 4.44% of our outstanding shares). The shares repurchased may be used to meet our obligations from potential exercises of our restricted share programs and stock options, and may also be held in treasury, disposed of or canceled in accordance with applicable law. Purchases will close at market prices, and our management shall decide the moment and number of shares to be purchased, whether in a single transaction or in a series of transactions, subject to the limits set forth in the applicable regulations.

Item 16F.  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.  Corporate Governance

Principal Differences between Brazilian and U.S. Corporate Governance Practices

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as Natura &Co Holding, to comply with various corporate governance practices. In addition, since the listing of the ADSs on the NYSE, Natura &Co Holding is required to comply with the listing rules of the NYSE.

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

Majority of Independent Directors

NYSE rules require that a majority of the board of a listed company consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. As a foreign private issuer, we are not required to comply with this rule and can follow Brazilian practice instead.

Under the B3 listing rules, listed companies’ board of directors must be composed of a minimum of two independent directors or a minimum of 20% of the board’s total directors must be independent, whichever is greater. Following the recommendations of the Brazilian Code of Corporate Governance, Natura &Co Holding’s board of directors shall consist, at least, of one-third independent directors, as defined by the Novo Mercado rules. Additionally, Natura &Co Holding’s directors meet certain qualification requirements that address their compensation, duties and responsibilities, pursuant to the Brazilian Corporation Law and CVM regulations.

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

Pursuant to the Brazilian Corporation Law, Natura &Co Holding is not required to maintain a nominating committee, corporate governance committee or a compensation committee. However, Natura &Co Holding currently has a corporate governance committee, responsible for monitoring the operations of Natura &Co Holding’s corporate governance system, the evolution of international best practices in corporate governance and proposing adjustments and enhancements to Natura &Co Holding’s corporate governance system whenever it deems necessary. Natura &Co Holding also has an organization and people committee, responsible for assisting the Board of Directors with respect to human resources strategies, related policies and rules, regarding organizational development, planning and personnel development, remuneration and benefits of executive officers, in addition to supporting the board of directors with respect to issues relating to our management system department. Aggregate compensation for Natura &Co Holding’s directors and executive officers is established by Natura &Co Holding’s shareholders at annual shareholders’ meetings. The allocation of aggregate compensation among Natura &Co Holding’s directors and executive officers is determined by Natura &Co Holding’s directors at board of director meetings. The Brazilian Corporation Law and CVM regulations establish rules in relation to certain qualification requirements and restrictions, compensation, duties and responsibilities of a company’s executives and directors. In addition to the foregoing, the Novo Mercado Rules applicable to Natura &Co Holding require that the board of directors of a company discusses and approves certain internal policies, including a compensation policy and a nominating policy.

Audit Committee and Audit Committee Additional Requirements

Under Section 303A.06 of the NYSE listing rules and the requirements of Rule 10A-3 under the Exchange Act, each U.S. listed company is required to have an audit committee consisting entirely of independent members that comply with the requirements of Rule 10A-3. In addition, each listed company’s audit committee must have a written charter compliant with the requirements of Section 303A.07(b) of the NYSE listing rules, the listed company must have an internal audit function and the listed company must fulfill all other requirements of the NYSE and Rule 10A-3. The SEC has recognized that, for foreign private issuers, local legislation may delegate some of the functions of the audit committee to other advisory bodies. Natura &Co Holding’s By-Laws have established an audit committee. Natura &Co Holding’s audit committee meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The audit committee is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority.

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

Pursuant to the Brazilian Corporation Law, the by-laws of companies may permit increases in capital stock without amendments to the by-laws. Such a permission may specify (i) the limit of the capital increase in terms of total amount or number of shares, the type and classes of the shares that may be issued; (ii) whether the issuance of new shares is to be approved by the general shareholders’ meeting or the board of directors; (iii) any conditions to which the issuance of new shares may be subject; and (iv) the circumstances under which shareholders are to benefit from preemptive rights to subscribe for shares. In the case of Natura &Co Holding, pursuant to the Natura &Co Holding By-Laws, the board of directors is authorized to approve capital increases involving the issuance of up to 1,500,000,000 common shares. Any capital increase is subject to the applicable disclosure requirements set forth in the regulations issued by the CVM regulation, including but not limited to the disclosure of a material fact disclosing the capital increase and the publication of the minutes of the relevant corporate body’s meeting which approved the matter.

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. Natura &Co Holding complies with the corporate governance guidelines under applicable Brazilian law and the Novo Mercado Rules, and adheres to the majority of the Brazilian Code of Corporate Governance recommended best practices. Natura &Co Holding believes the corporate governance guidelines applicable to us under Brazilian law are consistent with the NYSE rules. Natura &Co Holding has adopted and observe policies that deal with the public disclosure of all relevant information and which requires management to disclose all transactions relating to Natura &Co Holding’s securities as per CVM’s regulations and the Novo Mercado Rules.

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

Exemptions from the Listing Standards for Audit Committees

Under the listed company audit committee rules of the NYSE and the SEC, we must comply with Rule 10A-3 under the Exchange Act, which requires that we establish an audit committee composed of members of the board of directors that meets specified requirements. The SEC has recognized that, for foreign private issuers, local legislation may delegate some of the functions of the audit committee to other advisory bodies. Natura &Co Holding’s By-Laws have established an audit committee. Natura &Co Holding’s audit committee meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The audit committee is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. See “Item 6.A. Directors and Senior Management—C. Board Practices—Committees of Our Board of Directors—Audit, Risk Management and Finance Committee” for a description of our audit committee.

Item 16H.  Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Part III
Item 17.  Financial Statements

We have responded to Item 18 in lieu of this item.

Item 18.  Financial Statements

Financial Statements are filed as part of this annual report, starting on page F-1 of this annual report.

Item 19.  Exhibits

The following documents are filed as part of this annual report:

Exhibit No.	Exhibit
1.1	Natura &Co Holding By-Laws (incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F filed with the SEC on April 19, 2021 (File No.: 001-39169)).
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

Exhibit No.	Exhibit
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

4.12

Indenture of 4.125% Notes due 2028 of Natura Cosméticos S.A., dated as of May 3, 2021, between Natura Cosméticos S.A., as issuer, Natura &Co Holdings S.A., as guarantor, and The Bank of New York Mellon, as trustee, registrar, transfer agent and paying agent.

4.13

Revolving Credit and Guaranty Agreement, dated as of October 28, 2021, between Natura &Co Luxembourg Holdings S.à r.l., as Borrower, Natura Cosméticos S.A. and Natura &Co Holdings S.A., as Guarantors, and the lenders party thereto.

8.1	List of Subsidiaries.
11.1

English translation of the Code of Conduct of Natura &Co Holding S.A. (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F filed with the SEC on April 19, 2021 (File No.: 001-39169)).

12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer.

Exhibit No.	Exhibit
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Principal Financial Officer.
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Principal Executive Officer.
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Principal Financial Officer.
15.1	Consent of PricewaterhouseCoopers Auditores Independentes Ltda.
15.2	Consent of KPMG Auditores Independentes Ltda.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

†  Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NATURA &CO HOLDING S.A. April 8, 2022
By:	/s/ Roberto de Oliveira Marques
Name: Roberto de Oliveira Marques
Title: Principal Executive Officer

By:	/s/ Guilherme Strano Castellan
Name: Guilherme Strano Castellan
Title: Chief Financial Officer

Index to Consolidated Financial Statements
Audited Consolidated Financial Statements of Natura &Co Holding S.A. as of December 31, 2021, 2020 and for the Years Ended December 31, 2021, 2020 and 2019
Independent Registered Public Accounting Firm Report of PricewaterhouseCoopers Auditores Independentes Ltda. (PCAOB ID: 1351)	F-3
Independent Registered Public Accounting Firm Report of KPMG Auditores Independentes Ltda. (PCAOB ID: 1124)	F-5
Consolidated Statement of Financial Position as of December 31, 2021 and 2020	F-6
Consolidated Statement of Profit or Loss for the years ended December 31, 2021, 2020 and 2019	F-7
Consolidated Statement of Comprehensive Income for the years ended December 31, 2021, 2020 and 2019	F-8
Consolidated Statement of Changes in Shareholders’ Equity for the years ended December 31, 2021, 2020 and 2019	F-9
Consolidated Statement of Cash Flows for the years ended December 31, 2021, 2020 and 2019	F-10
Notes to the Consolidated Financial Statements	F-11

F-1

Natura &CO Holding S.A. Consolidated Financial Statements As of December 31, 2021 and 2020 and for the three years ended December 31, 2021 Report of Independent Registered Public Accounting Firm

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of Natura &Co Holding S.A.

Opinions on the financial statements and internal control over financial reporting

We have audited the accompanying consolidated statement of financial position of Natura &Co Holding S.A. and its subsidiaries (the "Company") as of December 31, 2021 and December 31, 2020, and the related consolidated statements of profit or loss, comprehensive income, changes in shareholder's equity and cash flows for each of the two years in the period ended December 31, 2021, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and December 31, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial  statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment test of goodwill and intangible assets with indefinite useful lives allocated to the group of cash-generating units of Avon International

As described in Notes 3.12, 17 (a) and 25.1 to the consolidated financial statements, as of December 31, 2021, the total amount of goodwill and intangible assets with indefinite useful lives (trademarks and patents) allocated to the group of the cash-generating units ("CGUs") called Avon International, which has reported recurring losses, was R$ 6,331,998 thousand. Management performs impairment tests of indefinite useful lives intangible assets (including goodwill) at least annually, or more frequently if events or circumstances indicate that the carrying value of goodwill and intangible assets with indefinite useful lives may be impaired. An impairment loss is determined by comparing the recoverable amount of an asset, a CGU or a group of CGUs to their carrying amounts. The Company determined the recoverable amount based on value in use, using a discounted cash flow model. The cash flow projections used by management to estimate the recoverable amount of the group of CGUs Avon International considered significant judgments and assumptions relating to revenue growth rates, perpetuity growth rate and discount rate.

The principal considerations for our determination that performing procedures relating to the impairment assessment of the group of CGUs Avon International is a critical audit matter are (i) the significant judgments made by management when estimating the value in use of the group of CGUs; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's significant assumption related to revenue growth rates, perpetuity growth rate and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's impairment tests of goodwill and intangible assets with indefinite useful lives, as well as controls over the valuation of the group of CGUs Avon International. These procedures also included, among others (i) testing management's processes to develop the value in use estimates for the group of CGUs called Avon International; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of the underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the revenue growth rates, perpetuity growth rate and discount rate. Evaluating management's assumptions related to the revenue growth rates, perpetuity growth rate and discount rate involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the group of CGUs Avon International; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company's discounted cash flow model, and the significant assumptions related to revenue growth rates, perpetuity growth rate and discount rate.

Realization of deferred income tax and social contribution of Natura &Co Luxembourg Holdings S.A.R.L ("Natura &Co Luxembourg", formerly "Avon Luxembourg")

As described in Notes 3.17 and 12.2 to the consolidated financial statements, the Company recognized in the consolidated statement of profit or loss for the year ended December 31, 2021, a gain in the amount of R$823 million against deferred income tax assets, arising from prior years' net operating losses related to its subsidiary Natura &Co Luxembourg.  The deferred income tax assets were recognized in 2021, based on management's conclusion that the realization of these amounts became probable, in the normal course of the Company's activities, as a result of a legal restructure of the Natura &Co Luxembourg's operations, completed in 2021. Management's estimates that it is probable that the recognized deferred tax asset amount will be realized were based on projections of future taxable income. Management's projections included significant judgments, assumptions and the interpretation of tax laws.

The principal considerations for our determination that performing procedures relating to the realizability of deferred tax assets of Natura &Co Luxembourg is a critical audit matter are (i) a high degree of auditor judgment, subjectivity, and effort in applying our procedures relating to the realizability of deferred tax assets through the assessment of the Company's ability to generate sufficient future taxable income; (ii) significant audit effort was required in assessing the significant judgments, assumptions and the interpretation of tax laws; and (iii) professionals with specialized skills and knowledge were used to assist in performing these procedures and evaluating the audit evidence.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the completeness, accuracy and integrity of the data, significant assumptions and the future taxable income used to assess the probability of deferred tax assets realization of Natura &Co Luxembourg. These procedures also included, among others; (i) evaluating the reasonableness of management's assessment of future taxable income generation; (ii) testing the completeness and accuracy of tax losses carryforwards, (iii) evaluating the appropriateness of the valuation method and the reasonableness of the significant assumptions used for purposes of estimating the projection for the recoverability of deferred tax assets; and (iv) evaluating the completeness, accuracy and sufficiency of disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of the reasonableness of the tax rate utilized in the taxable income projection.

São Paulo, April 8, 2022

/s/PricewaterhouseCoopers

Auditores Independentes Ltda.

We have served as the Company's auditor since 2020.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Natura &Co Holding S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of profit or loss, comprehensive income, changes in shareholders’ equity, and cash flows of Natura &Co Holding S.A. and subsidiaries (the Company) for the year ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Change in Accounting Principle

As discussed in Note 3.13 to the consolidated financial statements as of and for the year ended December 31, 2019, the Company has changed its method of accounting for lease arrangements as of January 1, 2019 due to the adoption of IFRS 16 “Leases”.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

We served as the Company’s auditor from 2017 to 2019.

/s/ KPMG Auditores Independentes Ltda.

São Paulo, SP, Brasil
May 6, 2020, except as to Note 2 which is as of September 30, 2020.

NATURA &CO HOLDING S.A.

STATEMENT OF FINANCIAL POSITION AS AT DECEMBER 31, 2021, 2020 AND 2019
(In thousands of Brazilian reais - R$)

	Note	Consolidated			Note	Consolidated
ASSETS		2021	2020	LIABILITILES AND SHAREHOLDERS' EQUITY		2021	2020

CURRENT				CURRENT
Cash and cash equivalents	7	4,007,257	5,821,672	Borrowings, financing and debentures	19	945,069	3,805,649
Short-term investments	8	1,978,740	2,520,648	Leases	18	1,005,523	1,059,661
Trade receivables	9	3,476,359	3,597,535	Trade accounts payable and reverse factoring operations	20	6,770,579	6,774,205
Inventories	10	5,403,526	4,544,270	Dividends and interest on shareholders' equity payable	24	180,772	-
Recoverable taxes	11	1,029,625	1,071,349	Payroll, profit sharing and social charges		1,255,348	1,340,683
Income tax and social contribution		508,130	242,091	Tax liabilities	21	766,430	785,367
Derivative financial instruments		81,159	139,856	Income tax and social contribution		365,457	441,253
Other current assets	15	912,160	616,120	Derivative financial instruments		458,492	61,201
		17,396,956	18,553,541	Provision for tax, civil and labor risks	22	230,097	199,733
				Other current liabilities	23	1,716,110	1,691,834
Assets held for sale	14	52,921	181,279	Total current liabilities		13,693,877	16,159,586
Total current assets		17,449,877	18,734,820
				NON-CURRENT
NON-CURRENT				Borrowings, financing and debentures	19	11,771,763	10,017,264
Recoverable taxes	11	1,349,624	932,212	Leases	18	2,542,339	2,798,794
Income tax and social contribution		84,729	478,524	Payroll, profit sharing and social charges		53,748	43,763
Deferred income tax and social contribution	12	2,954,074	1,339,725	Tax liabilities	21	114,797	109,454
Judicial deposits	13	585,284	566,190	Deferred income tax and social contribution	12	994,041	1,288,045
Derivative financial instruments		893,970	1,768,122	Provision for tax, civil and labor risks	22	1,768,744	2,000,444
Short-term investments	8	36,921	16,104	Other noncurrent liabilities	23	942,456	1,113,139
Other noncurrent assets	15	1,763,051	1,527,668	Total noncurrent liabilities		18,187,888	17,370,903
Total noncurrent assets		7,667,653	6,628,545
				TOTAL LIABILITIES		31,881,765	33,530,489

				SHAREHOLDERS' EQUITY
				Capital stock	24	12,481,683	12,377,999
Property, plant and equipment	16	5,377,408	5,235,057	Treasury shares	24	(151,342)	(11,667)
Intangible assets	17	26,857,583	26,917,128	Capital reserves	24	10,478,804	11,052,135
Right-of-use	18	3,095,969	3,402,047	Legal profit reserve	24	871,223	120,166
				Retained (losses) income		-	(759,937)
Total non-current assets		42,998,613	42,182,777	Other comprehensive income	24	4,865,202	4,585,631
				Shareholders' equity attributed to the Company's shareholders		28,545,570	27,364,327

				Non-controlling interest in shareholders' equity of subsidiaries		21,155	22,781
				Total shareholders' equity		28,566,725	27,387,108

TOTAL ASSETS		60,448,490	60,917,597	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		60,448,490	60,917,597

*The accompanying notes are an integral part of the Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF PROFIT OR LOSS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(In thousands of Brazilian reais - R$, except for earnings per share)

	Note	Consolidated
		2021	2020	2019

NET REVENUE	26	40,164,687	36,921,980	14,444,690
Cost of Sales	27	(14,011,525)	(13,229,715)	(4,033,454)

GROSS PROFIT		26,153,162	23,692,265	10,411,236

OPERATING INCOME (EXPENSES)
Selling, marketing and logistics expenses	27	(16,999,225)	(15,702,787)	(6,395,586)
Administrative, R&D, IT and project expenses	27	(6,958,866)	(5,955,996)	(2,405,576)
Impairment losses on trade receivables	9	(837,822)	(727,695)	(209,515)
Other operating income (expenses), net	30	(239,019)	(516,190)	(49,311)

OPERATING INCOME BEFORE FINANCIAL RESULT		1,118,230	789,597	1,351,248

Financial income	29	4,006,563	4,738,391	1,955,784
Financial expenses	29	(5,033,540)	(5,773,810)	(2,795,874)

Taxes on the formation of the Company		-	-	(206,592)

NET INCOME (LOSS) BEFORE INCOME TAX AND
SOCIAL CONTRIBUTION		91,253	(245,822)	304,566
Income tax and social contribution	12	1,047,986	(274,744)	(149,099)

NET INCOME (LOSS) FROM CONTINUING OPERATIONS		1,139,239	(520,566)	155,467

DISCONTINUED OPERATIONS
NET LOSS FROM DISCONTINUED OPERATIONS	23	(98,550)	(143,112)	-

NET INCOME (LOSS) FOR THE YEAR		1,040,689	(663,678)	155,467

ATTRIBUTABLE TO
Controlling shareholders of the Company		1,047,960	(650,196)	155,467
Non-controlling shareholders		(7,271)	(13,482)	-
		1,040,689	(663,678)	155,467

EARNINGS (LOSS) PER SHARE IN THE YEAR -R$
Basic	31	0.7610	(0.5220)	0.1796
Diluted	31	0.7503	(0.5220)	0.1779

*The accompanying notes are an integral part of the Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(In thousands of Brazilian reais - R$)

	Note	Consolidated
		2021	2020	2019

NET (LOSS) INCOME FOR THE YEAR		1,040,689	(663,678)	155,467
Other comprehensive income to be reclassified to income statement in subsequent periods:
Conversion of financial statements of controlled companies abroad	16	(118,410)	3,711,781	244,100
Exchange rate effect on the conversion from hyperinflationary economy	16	187,941	32,160	17,666
Earnings (losses) from cash flow hedge operations	5.3	(210,150)	178,006	107,337
Tax effects on (losses) earnings from cash flow hedge operations	12	72,939	(61,658)	(36,768)

Other comprehensive income not reclassified for the income of the year in subsequent years:
Actuarial gain (loss)		459,875	(104,650)	(14,374)
Tax effects on (losses) earnings from actuarial		(106,979)	23,694	4,887

Comprehensive income for the year, net of tax effects		1,325,905	3,115,655	478,315

ATTRIBUTABLE TO
The Company´s shareholders		1,327,531	3,120,429	478,315
Noncontrolling shareholders		(1,626)	(4,774)	-
		1,325,905	3,115,655	478,315
*The accompanying notes are an integral part of the Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
OR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(In thousands of Brazilian reais - R$)

												Equity appraisal adjustment
				Capital Reserves
	Note	Capital stock	Treasury shares	Surplus on issue/sale of shares	Special reserve	Additional paid-in capital	Income from transactions with non-controlling shareholders	Legal profit reserve			Retained (losses) earnings	Other comprehensive income	Shareholders' equity attributed to controlling shareholders			Total shareholders' equity
														Non-Controlling	Transaction with
								Legal	Tax Incentives	Retained earnings				Shareholders	Shareholders

BALANCES ON 31 DECEMBER 2018 - Natura Cosméticos S.A. (Note 2.1(a))		427,073	(19,408)	72,216	-	257,114	-	18,650	82,072	1,336,293	-	492,158	2,666,168	-	(92,066)	2,574,102
Net income for the year		-	-	-	-	-	-	-	-	-	392,391	-	392,391	-	-	392,391
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	-	-	17,666	17,666	-	-	17,666
Other comprehensive income		-	-	-	-	-	-	-	-	-	-	305,182	305,182	-	-	305,182
Total comprehensive income for the year		-	-	-	-	-	-	-	-	-	392,391	322,848	715,239	-	-	715,239
Capital increase		52,673	-	-	-	-	-	-	-	-	-	-	52,673	-	-	52,673
Transactions in stock and restricted shares option plans:													-		-
Provision for stock and restricted shares option plans		-	-	-	-	104,078	-	-	-	-	-	-	104,078	-	-	104,078
Exercise of stock and restricted shares option plans		-	15,615	16,156	-	(34,333)	-	-	-	-	-	-	(2,562)	-	-	(2,562)
Cancellation of shares - RCA 16.12.19 - Protocol and Justification of Merger		-	3,793	(3,793)	-	-	-	-	-	-	-	-	-	-	-	-
Interest on equity declared and not yet distributed (mandatory minimum)		-	-	-	-	-	-	-	-	-	(110,671)	-	(110,671)	-	-	(110,671)
Profit retention reserve		-	-	-	-	-	-	-	-	206,268	(206,268)	-	-	-	-	-
Constitution of tax incentive reserve		-	-	-	-	-	-	-	75,452	-	(75,452)	-	-	-	-	-
Hyperinflationary economy adjustment effect		-	-	-	-	61,870	-	-	-	(2,052)	-	-	59,818	-	-	59,818
AGE 09.17.2019 - Capitalization of part of the balance of the Profit Reserve account		1,242,165	-	-	-	-	-	-	-	(1,242,165)	-	-	-	-	-	-
BALANCES AS OF DECEMBER 31, 2019 - Natura Cosméticos S.A. (Note 2.1 (a))		1,721,911	-	84,579	-	388,729	-	18,650	157,524	298,344	-	815,006	3,484,743	-	(92,066)	3,392,677
Predecessor adjustments		(236,475)	-	708,760	206,592	(388,729)	-	(18,650)	(157,524)	(299,772)	155,467	-	(30,331)	-	-	(30,331)
															-
BALANCES AS OF DECEMBER 31, 2019		1,485,436	-	793,339	206,592	-	-	-	-	(1,428)	155,467	815,006	3,454,412	-	(92,066)	3,362,346

Net loss for the year		-	-	-	-	-	-	-	-	-	(650,196)	-	(650,196)	(13,482)	-	(663,678)
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	-	-	32,160	32,160	-	-	32,160
Other comprehensive income		-	-	-	-	-	-	-	-	-	-	3,738,465	3,738,465	8,708	-	3,747,173
Total comprehensive income for the year		-	-	-	-	-	-	-	-	-	(650,196)	3,770,625	3,120,429	(4,774)	-	3,115,655
Losses absorbed		-	-	-	155,467	-	-	-	-	-	(155,467)	-	-	-	-	-
Subscription of shares through the Board of Directors' Meeting held on January 3, 2020	24.1	3,397,746	-	9,877,148	-	-	-	-	-	-	-	-	13,274,894	27,555	-	13,302,449
Subscription of shares through the Board of Directors' Meeting held on June 30, 2020	24.1	2,000,000	-	1,118	-	-	-	-	-	-	-	-	2,001,118	-	-	2,001,118
Subscription of shares through the Board of Directors' Meeting held on July 27, 2020		14,723	-	-	-	-	-	-	-	-	-	-	14,723	-	-	14,723
Subscription of shares through the Board of Directors' Meeting held on September 30, 2020		18,863	-	-	-	-	-	-	-	-	-	-	18,863	-	-	18,863
Subscription of shares through the Board of Directors' Meeting held on October 8, 2020		5,614,750	-	-	-	-	-	-	-	-	-	-	5,614,750	-	-	5,614,750
Share repurchase		-	(54,936)	-	-	-	-	-	-	-	-	-	(54,936)	-	-	(54,936)
Expenses on the issue of equity values		(212,770)	-	-	-	-	-	-	-	-	-	-	(212,770)	-	-	(212,770)
Transactions in stock and restricted shares option plans:		-	-	-	-	-	-		-	-	-	-	-	-	-	-
Provision for stock and restricted shares option plans	24.1	-	-	-	-	163,322	-	-	-	-	-	-	163,322	-	-	163,322
Exercise of stock and restricted shares option plans	24.1	59,251	43,269	-	-	(111,281)	-	-	-	-	3,561	-	(5,200)	-	-	(5,200)
Constitution of tax incentive reserve		-	-	-	-	-	-	-	113,302	-	(113,302)	-	-	-		-
Effect of Hyperinflationary economy adjustment	24.1	-	-	-	-	58,496	-	-	-	8,292	-	-	66,788	-	-	66,788
		-	-	-	-	-	-	-	-	-	-	-	-	-		-
BALANCES AS OF DECEMBER 31, 2020		12,377,999	(11,667)	10,671,605	362,059	110,537	-	-	113,302	6,864	(759,937)	4,585,631	27,456,393	22,781	(92,066)	27,387,108
		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net income for the year		-	-	-	-	-	-	-	-	-	1,047,960	-	1,047,960	(7,271)	-	1,040,689
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	-	-	187,941	187,941	-	-	187,941
Other comprehensive income		-	-	-	-	-	-	-	-	-	-	91,630	91,630	5,645	-	97,275
Total comprehensive income for the year		-	-	-	-	-	-	-	-	-	1,047,960	279,571	1,327,531	(1,626)	-	1,325,905
Share repurchase		-	(174,113)	-	-	-	-	-	-	-	-	-	(174,113)	-	-	(174,113)
Losses absorbed	24.4	-	-	(650,196)	-	-	-	-	-	-	650,196	-	-	-	-	-
Transactions in stock and restricted shares option plans:		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Provision for stock and restricted shares option plans	24.4	-	-	-	-	275,632	-	-	-	(37,977)	-	-	237,655	-	-	237,655
Exercise of stock and restricted shares option plans	24.4	103,684	34,438	-	-	(198,767)	-	-	-	31,587	-	-	(29,058)	-	-	(29,058)
Reclassification of subvention reserve		-	-	-	-	-	-	-	(113,302)	-	113,302	-	-	-	-	-
Dividends declared and not yet distributed		-	-	-	-	-	-	-	-	-	(180,772)	-	(180,772)	-	-	(180,772)
Constitution of profit retention reserve		-	-	-	-	-	-	-	-	870,749	(870,749)	-	-	-	-	-

BALANCES AS OF DECEMBER 31, 2021		12,481,683	(151,342)	10,021,409	362,059	187,402	-	-	-	871,223	-	4,865,202	28,637,636	21,155	(92,066)	28,566,725

*The accompanying notes are an integral part of the Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(In thousands of Brazilian reais - R$)

	Note	Consolidated
		2021	2020	2019

CASH FLOW FROM OPERATING ACTIVITIES
Net (loss) income for the year		1,040,689	(663,678)	155,467
Adjustments to reconciliate net income (loss) for the period with net cash generated by (used in) operating activities:
Depreciation and amortization	16, 17 and 18	2,791,523	2,718,856	1,117,416
Interest and exchange variation on short-term investments		(264,764)	(103,310)	(78,414)
Earnings from swap and forward derivative contracts		(441,554)	(1,090,299)	(38,703)
Provision (reversal) for tax, civil and labor risks		(66,913)	347,563	(24,509)
Inflation adjustment of judicial deposits		(15,246)	(11,242)	(13,352)
Inflation adjustment of provision for tax, civil and labor risks	22	25,731	37,966	9,758
Differed income tax and social contribution		(1,971,461)	274,744	149,099
Company formation tax		-	-	206,592
Income from sale and write-off of property, plant and equipment, lease and non-current assets held for sale	16, 17 and 14	231,965	35,555	34,518
Interest and exchange rate variation on leases		210,669	62,250	127,398
Interest and exchange rate variation on borrowings, financing and debentures, net of acquisition costs	19	913,619	2,003,147	582,519
Inflation adjustment and exchange rate variation on other assets and liabilities		2,198	(71,974)	5,764
Provision for losses from property, plant and equipment, intangible and leases	16 and 17	3,017	155,463	3,541
Provision (reversal of provision) for stock option plans		275,632	(44,142)	59,232
Provision for losses with trade accounts receivables, net of reversals	9	837,822	640,676	209,505
Provision for inventory losses, net of reversals	10	407,207	341,799	147,140
Reversal for the provision for carbon credits	28	(13,618)	46,583	19,969
Effect from hyperinflationary economy		165,826	55,277	51,659
Other adjustments to reconcile net (loss) profit		(70)	(114,286)	(134,212)
		4,132,272	4,620,948	2,590,386

(INCREASE) DECREASE IN ASSETS
Trade accounts receivable and related parties		(645,157)	(1,308,030)	(212,812)
Inventories		(1,117,671)	(1,444,671)	(194,698)
Recoverable taxes		(315,458)	(770,102)	(6,369)
Other assets		(299,770)	152,811	(56,440)
Subtotal		(2,378,056)	(3,369,992)	(470,319)

INCREASE (DECREASE) IN LIABILITIES
Domestic and foreign trade accounts payable and related parties		467,538	1,004,231	117,080
Payroll, profit sharing and social charges, net		(42,274)	749,609	(15,855)
Tax liabilities		(13,232)	382,695	91,520
Other liabilities		(154,650)	(93,252)	21,204
Subtotal		257,382	2,043,283	213,949

CASH GENERATED BY (USED IN) OPERATING ACTIVITIES		2,011,598	3,294,238	2,334,017

OTHER CASH FLOWS FROM OPERATING ACTIVITIES
Payment of income tax and social contribution		(976,542)	(331,450)	(321,262)
Release of judicial deposits		(3,893)	66,192	9,674
Payments related to tax, civil and labor lawsuits	23	(132,784)	(221,429)	(27,179)
Proceeds (payments) due to settlement of derivative transactions		(9,040)	(38,835)	(66,420)
Payment of interest on lease	18 b	(219,574)	(225,420)	(134,579)
Payment of interest on borrowings, financing and debentures	18	(783,935)	(1,257,665)	(493,895)

NET CASH GENERATED BY (USED IN) OPERATING ACTIVITIES		(114,170)	1,285,632	1,300,356

CASH FLOW FROM INVESTING ACTIVITIES
Cash from acquisition of subsidiary		-	2,661,878	-
Additions of property, plant and equipment and intangible		(1,479,227)	(674,211)	(586,395)
Proceeds from sale of property, plant and equipment, intangible and non-current assets held for sale		114,473	104,204	22,682
Acquisition of short-term investments		(11,739,911)	(10,371,483)	(7,161,530)
Redemption of short-term investments		12,325,210	9,008,931	7,345,389
Redemption of interest on short-term investments		127,416	52,667	65,504
Receipt of dividends from subsidiaries	15	-	-	-
Investments in subsidiaries		-	(102,898)	-
NET CASH GENERATED BY (USED IN) INVESTING ACTIVITIES		(652,039)	679,088	(314,350)

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of lease - principal	17 b	(1,077,611)	(843,338)	(497,905)
Repayment of borrowings, financing and debentures – principal	18	(7,989,607)	(8,483,892)	(2,643,575)
New borrowings, financing, and debentures	18	6,425,565	1,354,765	5,346,145
Acquisition of treasury shares, net of receipt of option strike price		(174,113)	51,145	(2,562)
Payment of dividends and interest on equity for the previous period		-	(133,937)	(152,938)
Receipt of funds due to settlement of derivative transactions		1,570,584	211,722	3,992
Acquired company's liability incurred by acquiror		-	(370,791)	-
Capital payment		-		52,673
Capital Increase		-	7,436,684	206,592
NET CASH GENERATED BY (USED IN) FINANCING ACTIVITIES		(1,245,182)	(777,642)	2,312,422

Effect of exchange rate variation on cash and cash equivalents		196,976	121,012	106

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(1,814,415)	1,308,090	3,298,534

Opening balance of cash and cash equivalents	7	5,821,672	4,513,582	1,215,048
Closing balance of cash and cash equivalents	7	4,007,257	5,821,672	4,513,582

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(1,814,415)	1,308,090	3,298,534

*The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

1.      GENERAL INFORMATION

Natura &Co Holding S.A. (“Natura &Co”) was incorporated on January 21, 2019, with the purpose of holding interests in other companies, whose main business is in the cosmetics, fragrance and personal hygiene segments, through the manufacturing, distribution, and sale of their products. Natura &Co and its subsidiaries are hereinafter referred to as “Company”.

Brands managed by the Company include “Natura”, “Avon”, “The Body Shop” and “Aesop”. In addition to using the retail market, e-commerce, business-to-business (B2B) and franchises as sales channels for the products, the subsidiaries highlight the performance of the direct sales channel carried out by the Natura, The Body Shop and Avon Consultant(s).

After restructuring activities carried out for the acquisition process of Avon Products, Inc. (“Avon”), which was completed on January 3, 2020 (note 4), Natura &Co became the holding company of the Natura group. Additionally, on January 6, 2020, Natura &Co began trading American Depositary Receipts (“ADRs”) on the New York Stock Exchange (“NYSE”), under the ticker “NTCO”.

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

The Company’s financial statements were approved by the Board of Directors and authorized for issuance at the meeting held on April 8, 2022.

The consolidated financial statements for the year ended December 31, 2019 were recast to give retrospective effect to the changes in the Company’s reportable segments (note 26.1) on the Company's FS of December 31, 2020. The Company’s comparative historical consolidated information presented, for the statements of profit or loss, comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2019, do not include information from the subsidiary Avon Products Inc., since the acquisition was completed on January 3, 2020.

a) Basis of presentation of Company's consolidated financial statements

The consolidated financial statements were prepared based on historical cost, except for financial derivatives instruments, short-term investments and carbon credits recognized in other current and noncurrent assets that were measured at fair value and assets held for sale and discontinued operations measured at the lower of their carrying amount and the fair value net of selling expenses. The consolidated financial statements are expressed in thousands of Reais (“R$”), rounded to the nearest thousand, and the disclosures of amounts in other currencies, when necessary, were also made in thousands. The items disclosed in other currencies are duly identified, whenever applicable.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies applied in the preparation of these consolidated financial statements are defined below. These practices have been applied consistently in all the years presented, except for the accounting policies adopted for the first time in 2021, as described in Note 3.29.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

3.1     Current versus non-current classification

The Company presents assets and liabilities in the balance sheet based on current/non-current classification. An asset is current when it is (i) expected to be realized or intended to be sold or consumed in the normal operating cycle; (ii) held primarily for the purpose of trading; (iii) expected to be realized within twelve months after the reporting period; or (iv) cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.

A liability is current when (i) it is expected to be realized in the normal operating cycle; (ii) it is held primarily for commercial purposes; (iii) it is due to be settled within twelve months after the reporting period; or (iv) there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period. The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities, as disclosed in note 3.17.

3.2     Foreign currency translation

Functional currency

The items included in the financial statements of the Company and each of the companies included in the consolidated financial statements are measured using the currency of the main economic environment in which each of the companies operates (“functional currency”). The financial statements are presented in the Company’s functional and presentation currency, the Brazilian Real.

3.2.1      Transactions and balances in a currency other than the functional currency

Transactions in foreign currency, that is, any currency other than the functional currency, are translated into the functional currency of the entities included in these consolidated financial statements using the exchange rates prevailing on the dates of the transactions.

Balance sheet account balances are translated using the exchange rates prevailing on the dates of the reporting period. Gains and losses from exchange rate variation arising from the settlement of such transactions and the translation of monetary assets and monetary liabilities denominated in foreign currency are recognized in the income statement as “finance income” and “finance expenses”.

3.2.2      Subsidiaries with different functional currency

In preparing the consolidated financial statements, the income statement and cash flow statement and all other changes of assets and liabilities of foreign subsidiaries, whose functional currency is not the Brazilian Real, are translated into Brazilian Reais at the monthly average exchange rates, which approximates the exchange rate in effect on the date of the transactions.

The balance sheet is translated into Brazilian Reais at the exchange rate prevailing at the reporting date. The effects of exchange rate variations resulting from these translations are presented under item Other Comprehensive Income (“OCI”) in the statement of comprehensive income, and in shareholders’ equity.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

The translation calculation is different for Natura Cosméticos S.A. – Argentina (“Natura Argentina”) and Cosmeticos Avon Sociedad Anonima Comercial E Industrial (“Avon Argentina"), which became a hyperinflationary economy as of July 1, 2018 (see below), in which other than the balance sheet, the revenue and expenses are translated into Reais at the exchange rates prevailing at the reporting date.

3.2.3      Hyperinflationary economy

As of July 2018, Argentina has been considered a hyperinflationary economy. As per CPC 42 - Financial Reporting in Hyperinflationary Economies (IAS 29), the non-monetary assets and liabilities, equity items and the income statement of the subsidiaries Natura Argentine and Avon Argentine, whose functional currency is the Argentinean peso, are adjusted so that the figures are reported in the monetary measurement unit at the reporting date. The monetary unit considers the effects measured by the Consumer Price Index (“IPC”) in Argentina as of January 1, 2017, and Argentina’s Domestic Retail Price Index (“IPIM”) up to December 31, 2016. Consequently, as required by CPC 42 (IAS 29), the operating results of the subsidiaries Natura Argentina and Avon Argentina must be disclosed as highly inflationary as of July 1, 2018 (with effects as of January 1, 2018, year in which the existence of hyperinflation was first identified).

Non-monetary assets and liabilities recorded at historical cost and equity items of Natura Argentina and Avon Argentina were adjusted for inflation based on the aforementioned indexes, and effects of hyperinflation resulting from changes in the overall purchasing power were presented in the income statement. The income statement is adjusted at the end of each reporting period based on the variation in the general price index for the year.

The net effect of inflation adjustment in 2021 on (i) non-monetary assets and liabilities; (ii) equity items; and (iii) income statement, was presented in a specific line for hyperinflation as finance expenses (see note 30).

For the translation of the accounting balances of the subsidiaries Natura Argentina and Avon Argentina to the reporting currency Reais used in the Company’s consolidated financial statements, the following procedures, as required by CPC 02 (R2) - The effects of changes in foreign exchange rates (IAS 21), were adopted:

➢	Assets, liabilities and net equity item balances were translated at the exchange rate prevailing at the reporting date (0.05437 and 0.06189 Argentine peso for each Brazilian Real on December 31, 2021 and 2020, respectively); and
➢	Revenues and expenses of the year were translated at the exchange rate prevailing at the reporting date (0.05437 and 0.06189 Argentine peso for each Brazilian Real on December 31, 2021 and 2020, respectively), instead of the average exchange rate of the year, which is used to translate currencies in non-hyperinflationary economies.

The accumulated inflation for the year ended December 31, 2021 was 50.6% (36.1% as of December 31, 2020), as per IPC index.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

During the year ended December 31, 2021, as a result of the application of the CPC 42 (IAS 29 – Financial Reporting in Hyperinflationary Economies), the Company’s subsidiaries presented an impact for the year as follows:

	Consolidated
	2021	2020
Net loss on hyperinflationary economy adjustment	(165,826)	(55,277)
Impact on profit or loss	(26,528)	18,667
Monthly average exchange rate impact	218,227	32,160
Capital reserve	-	58,496
Profit reserve	-	8,292

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

In the consolidated financial statements, the investments in subsidiaries are accounted for using the equity method. The financial statements of the subsidiaries are prepared at the same reporting date as the Company. Whenever necessary, adjustments are made to suit subsidiaries’ accounting policies to those of the Company.

In accordance with the equity method, the portion attributable to the Company on the net income or loss for the year regarding these investments is recorded in the income statement of the Company under the item “share of profit (loss) of equity investees”. All intra-group balances, income and expenses and unrealized gains and losses arising from intra-group transactions are eliminated completely. The other comprehensive income (“OCI”) of subsidiaries is recorded directly in the Company’s shareholders’ equity under the item “OCI”.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

Below is a list of the Company’s direct subsidiaries as of December 31, 2021, 2020 and 2019:

	Interest - %
	2021	2020	2019
Direct interest:
Avon Products, Inc.	100.00	100.00	-
Natura Cosméticos S.A.	100.00	100.00	100.00
Natura &Co International S.à r.l.	100.00	100.00	-

The activities of the direct subsidiaries are described below:

➢	Avon Products, Inc.: a global manufacturer and marketer of beauty and related products, with operations started in 1886 and established under the laws of the State of New York in the United States of America on January 27, 1916. It conducts its business in the beauty sector and other consumer products through direct selling companies to create, manufacture and market beauty and non-beauty products. Its business is carried out mainly through one channel: direct selling.
➢	Natura Cosméticos S.A.: is a privately-held corporation, established in accordance with the laws of the Federative Republic of Brazil on June 6, 1993, for an indefinite term and the main focus of which is the commercialization of cosmetics and fragrances in general. It also operates through e-commerce and has an expanded network of its own physical stores. The subsidiaries The Body Shop International Limited (The Body Shop) and Emeis Holding Pty Ltd. (Aesop) are consolidated by this entity.
➢	Natura &Co International S.à r.l.: a company established in Luxembourg on February 14, 2020 with the main purpose of operating as the finance arm of the Company (a “Finco”), centralizing the fundraising activities with external entities and providing funding for the other entities of the economic group on behalf of the company. Furthermore, the entity has also the purpose of managing and holding stakes in national and foreign companies.

As of December 31, 2021, and 2020, there are no subsidiaries directly or indirectly controlled that have significant interests held by non-controlling shareholders.

3.4    Business combination and goodwill

Business combinations (except for those involving entities under common control) are accounted for by applying the acquisition method. The consideration transferred is measured at fair value as of the date of acquisition, as well as the identifiable assets acquired, and liabilities assumed. The consideration transferred does not include amounts related to the settlement of pre-existing relationships, which are generally recognized in the statement of profit or loss for the year.

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or if it significantly contributes to the ability to continue producing outputs. The financial assets and liabilities assumed are assessed for appropriate classification and designation in accordance with the contractual terms, economic circumstances, and pertinent conditions as of the acquisition date.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

Acquisition-related costs are recorded as expenses as incurred and recognized as other operating expenses. Any goodwill arising from the transaction is tested annually for impairment, and when circumstances indicate that the carrying amount may be impaired.

Goodwill is initially measured at cost, as the excess of the aggregate amount of: (i) the consideration transferred, measured at fair value; (ii) the amount of any non-controlling interest in the acquiree; and (iii) in a business combination achieved in stages, the fair value of the acquirer’s previously held equity interest in the acquiree at the acquisition date; over the net assets acquired (identifiable net assets acquired and the liabilities assumed). When this aggregate amount is lower than the net amount of the identifiable assets acquired and the liabilities assumed, a gain on a bargain purchase is immediately recognized in the income statement. Subsequently, goodwill is measured at cost less any accumulated impairment losses. For impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units (“CGU”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

In a business combination involving entities under common control, in which all the combining entities or business are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory, the Company applies the predecessor accounting method.

When applying this method, the financial statements consider the historical accounting records of the acquired entity as equivalent to the Company’s records, reflecting (a) the operating results and equity position of the acquired company in previous years; (b) the operating results of the Company and its acquired entity resulting from the restructuring; (c) the Company’s assets and liabilities at historical cost (and at the preceding fair value, when applicable); and (d) the earnings per share of the Company in all years presented (adjusted when applicable). In these cases, therefore, there is no calculation of goodwill and any effect recorded in the shareholders’ equity.

3.5    Cash and cash equivalents

Cash and cash equivalents are maintained for the purpose of meeting short-term cash commitments, not for investment or other purposes. Cash and cash equivalents include cash, demand deposits and short-term investments realizable within 90 days of the original date of the security or considered to be highly liquid granted by the issuer or convertible into a known amount of cash and which are subject to an insignificant risk of changes in value. Instruments that are not eligible for the classification of cash and cash equivalents, due to their liquidity, maturity or even the risk of changes in value, are classified as short-term investments.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

3.6   Financial instruments

3.6.1      Financial assets

Initial recognition and measurement

Upon initial recognition, a financial asset is measured at fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. Subsequently, financial assets are measured at amortized cost, at fair value through other comprehensive income (“FVTOCI”), or at fair value through profit or loss (“FVTPL”).

The classification of financial assets at initial recognition depends on the characteristics of the contractual cash flows of the financial asset and the business model of the Company for the management of these financial assets. The business model of the Company for managing financial assets refers to how the Company manages its financial assets to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are “non-derivative” financial assets held within a business model with the objective to hold financial assets to collect contractual cash flows, while financial assets classified and measured at fair value through OCI are held within a business model with the objective of holding financial assets to collect contractual cash flows and selling them.

Subsequent measurement

Financial assets at amortized cost

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment analysis. Gains or losses are recognized in the income statement when the asset is written off, modified, or impaired.

The financial assets of the Company classified as amortized cost include balances of trade accounts receivable, other current assets and non-current assets balances (see note 6.6).

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are presented in the balance sheet at fair value with net changes in fair value recognized in the income statement. This category includes derivative instruments and short-term investments which the Company had not irrevocably elected to classify according to the fair value through OCI.

Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category. The financial assets measured at fair value through profit or loss are investment funds, government bonds, restricted cash, financial bills, mutual investment fund, Dynamo Beauty Ventures fund ("Fund DBV"), Certificate of Bank Deposits (CDB), carbon credit, financial and operational derivatives as presented in note 6.6.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

Derecognition (write-off) of financial instruments

A financial asset (or, where applicable, part of a financial asset or part of a group of similar financial assets) is written off when the rights to receive cash flows from the asset have expired, when the Company transfers its rights or risk to receive cash flows from the asset or when the Company has assumed an obligation to pay the full amount of received cash flows, without significant delay, to a third party under an on-lending agreement and either (i) the Company has transferred substantially all risks and benefits of the asset, or (ii) the Company has neither transferred nor retained substantially all risks and benefits of the asset, but transferred the asset control.

When the Company transfers its rights to receive cash flows of an asset or executes an on-lending agreement, it assesses whether, and at which extent, it has retained the risks and benefits of ownership. When the Company has neither transferred nor retained substantially all risks and benefits of the asset, nor transferred the control over the asset, the Company continues to recognize the asset transferred to the extent of its continued involvement. In this case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Impairment of financial assets

The Company recognizes an allowance for expected credit losses (“ECL”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted by an approximation of the original effective interest rate.

ECLs are recognized in two stages: (i) for credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provisioned for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL); (ii) for credit exposures for which there has been a significant increase in credit risk since initial recognition, an allowance for losses is required for credit losses expected over the remaining life of the exposure (a lifetime ECL), irrespective of the timing of the default.

For trade accounts receivable, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes an allowance for losses based on the ECL at each reporting date. The Company has recorded a provision that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. Further details are disclosed in note 5.6.

The Company considers a financial asset in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

3.6.2      Financial liabilities

Initial recognition and measurement

All financial liabilities are recognized initially at fair value and, in the case of borrowing, financing and debentures, net of directly attributable transaction costs. The Company’s main financial liabilities include borrowing in local and foreign currency, financing and debentures (note 20), derivative instruments (note 6), carbon credits, trade accounts payable and reverse factoring operations (note 21), trade accounts payable - related parties (note 21), lease liabilities (note 19), insurance payable (note 24) and dividends payable (note 25).

Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified in two categories: (i) financial liabilities at fair value through profit or loss; or (ii) financial liabilities at amortized cost.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities classified upon initial recognition at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the short term. This category also includes derivative instruments entered into by the Company that are not classified as hedging instruments in the hedge relationships defined by CPC 38 / IAS 39 – Financial Instruments: Recognition and Measurement. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the income statement.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in CPC 48 / IFRS 9 - Financial Instruments are satisfied.

Financial liabilities at amortized cost

This is the most relevant category for the Company. After initial recognition, interest-bearing borrowing and financing are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in profit or loss when the liabilities are written off as well as through the effective interest rate amortization process.

Amortized cost is calculated by considering any premium or discount on acquisition and fees or costs that are an integral part of the effective interest rate method. The effective interest rate amortization is included as finance expenses in the income statement.

This category generally applies to interest-bearing borrowing, financing and debentures (note 20) and lease liabilities (note 19).

Derecognition

A financial liability is written off when the obligation under the liability is discharged, canceled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as derecognition of the original liability and recognition of a new liability. The difference in the respective carrying amounts is recognized in the income statement.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the balance sheet if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

The offsetting of financial instruments is also applied to bank balances subject to the central treasury management system (“cash pooling”) instituted with the financial institution, in which the current account positions of the Company (including overdraft balances) are offset since the Company has a legally enforceable right to settle at the net amount and intends to settle the positions on a net basis.

3.6.3 Derivative financial instruments

Derivative financial instruments transactions contracted by the Company consist of swaps and non-deliverable forwards (“NDF”) intended exclusively to hedge against foreign exchange risks related to statement of financial position, purchase of goods and property, plant and equipment, forecast exports and foreign-denominated cash flows for capital contributions in foreign subsidiaries.

They are measured at fair value, and changes are recognized through profit or loss, except when they are designated as cash flow hedge accounting, which changes in fair value are recorded in OCI.

The fair value of derivative instruments is measured by the treasury department of the Company based on information on each contracted transaction and related market inputs as of the reporting date of the financial statements, such as interest and exchange rates.

For the purpose of hedge accounting, hedges are classified as: (i) fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment; (ii) cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; and that may affect the result or (iii) hedge of a net investment in a foreign operation.

Even with the adoption of CPC 48 (IFRS 9), the Company opted to maintain the hedge accounting practice in accordance with CPC 38 (IAS 39), according to the transition method provided for in item 7.2.21 of CPC 48 (IFRS 9).

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting, the risk management goal and strategy for hedging.

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

During the years ended December 31, 2021, 2020 and 2019, the Company did not carry out transactions related to hedge of fair value or hedge of net investment. Cash flow hedges that meet all the qualifying criteria for hedge accounting are accounted for as described below.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

Cash flow hedges

It consists in providing hedge against variation in cash flows attributable to a specific risk related to a known asset or liability or a highly probable forecast transaction and that may affect income statement.

The effective portion of changes in fair value of derivative instruments that is designated and qualified as cash flow hedge is recognized in OCI and accumulated in the “gains (losses) from cash flow hedge operations” and “tax effect on gain (loss) from cash flow hedge operations”. In a cash flow hedge, the effective portion of gain or loss from the hedge instrument is recognized directly in OCI, in shareholders’ equity, while the ineffective portion of hedge is immediately recognized as finance income (expense).

For the years ended December 31, 2021, 2020 and 2019, the Company used derivative instruments, applying cash flow hedge accounting and, as disclosed in note 6.2, for hedge against the risk of change in exchange rates related to borrowings in foreign currency, purchase and sale transactions in foreign currency and intercompany borrowing operations that: (i) are highly related to the changes in the market value of the hedged item, both at the beginning as well as during contract term (effectiveness between 80% and 125%); (ii) have documentation of the transaction, hedged risk, risk management process and methodology used in assessing effectiveness, and (iii) are considered effective to reduce the risk related to the exposure to be hedged. It allows the application of the hedge accounting methodology, with effect of the fair value measurement on the shareholders’ equity and the realization on the income statement in the item related to the hedged item.

Hedge accounting is discontinued when the Company terminates the hedge relationship, the hedge instrument matures or is sold, revoked or executed, or no longer qualifies to hedge accounting. Any gains or losses recognized in OCI and accumulated in shareholders’ equity up to that date remain in shareholders’ equity and are recognized when the forecast transaction is eventually recognized in the income statement.

If a forecast transaction results in the subsequent recognition of a non-financial asset or liability, the cumulative gain or loss in OCI is recycled to profit or loss during the same year for which the non-financial asset acquired or non-financial liability assumed affects the profit or loss. For example, when the non-financial asset is depreciated or sold.

On the other hand, if a forecast transaction results in the subsequent recognition of a financial asset or liability, the cumulative gain or loss in OCI is recycled to profit or loss during the same period for which the financial asset acquired or financial liability assumed affects the profit or loss. For example, when financial income or expense is recognized.

When the forecast transaction is no longer expected, cumulative gains or losses deferred in equity are immediately recognized in the income statement.

The Company assesses, throughout the hedge term, the effectiveness of its derivative instruments, as well as changes in their fair value.

For the years ended December 31, 2021, 2020 and 2019, there were no losses related to the ineffective portion recognized in the income statement. The fair values of derivative instruments are disclosed in note 6.6

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

3.7    Trade accounts receivable

Trade accounts receivable correspond to amounts receivable for the sale of goods and services in the ordinary course of the activities of the Company and are recognized to the extent that the consideration, which is unconditional, is due by the customer (that is, only the passage of time is required before payment of the consideration is due) and are measured on initial recognition at cost for the consideration to which the Company expects to be entitled in exchange for the products promised to the client.

Subsequently, trade accounts receivable are measured at amortized cost by using the interest rate method and they are subject to impairment test (see note 3.1 above)

3.8    Inventories

Inventories are valued at their average cost and the net realizable value, whichever is lower. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

The Company considers the following items when determining its allowance for inventory losses: discontinued products, products with slow turnover, expired products or products nearing the expiration date and products that do not meet quality standards, recorded as “cost of sales”.

3.9    Carbon credits – carbon neutral program

In 2007, the Company assumed, with its associates, clients, suppliers and shareholders, a commitment to be a Carbon Neutral company, which is to neutralize its emissions of greenhouse gas (“GHG”), throughout its production chain, from extraction of raw materials to post- consumption.

This commitment, which now refers to the operations of all Natura &Co brands, and, despite Brazil having presented, in November 2021, during the twenty-sixth United Nations Climate Change Conference (COP 26), a goal and reduction of greenhouse gas emissions and the neutralization of carbon emissions and being a signatory country of the Kyoto Protocol, does not reflect a legal obligation insofar as specific regulations have not yet been processed by the Legislative Branch.

Thus, considering the practices historically applied by the Company and the specificity of the commitments assumed and disclosed to the market and society, this commitment is considered a constructive obligation, according to CPC 25 (IAS 37 - Provisions, Contingent Liabilities and Contingent Assets).

The liability is estimated through audited carbon emission inventories carried out annually and valued based on the best estimate of the cash disbursement that will be required to settle the current obligation at the reporting date. As of December 31, 2021, the balance recorded as “Other non-current liabilities” (see note 24), refers to the total carbon emissions during the period of 2007 to 2021 that have not yet been neutralized by corresponding projects and therefore not granting of the carbon neutral certificate.

The Company elected to make purchases of carbon credits by investing in projects with environmental benefits arising from the voluntary market. Thus, the costs incurred will generate carbon credits after completion or maturation of these projects. Such expenses are recorded in the line item “other current assets” (see note 15) and are measured on initial recognition at fair value based on the amounts invested and subsequently measured at fair value based on the estimated average value of certificates receivable from recent transactions between unrelated parties.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

Upon effective delivery of the related carbon neutral certificates to the Company, the obligation of being carbon neutral is effectively fulfilled; therefore, the asset balances are offset against those of the liabilities.

The difference between the balances of assets and liabilities as of December 31, 2021 and 2020 refers to the amount of cash disbursed in advance for investments in ongoing projects and, for this reason, not yet available for neutralization of emissions and offset of the liability.

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

Land is not depreciated. Depreciation of the other assets is calculated to reduce the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their useful lives and is recognized in the income statement. The estimated useful lives of the assets are mentioned in note 17.

Gains and losses on disposals are calculated by comparing the proceeds from the sale with the carrying residual amount and are recognized in the income statement as “other operating expenses, net”.

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

3.11         Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are reported at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the method for an intangible asset with a finite useful life are reviewed at least at each reporting date. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense regarding intangible assets with finite lives is recognized in the income statement in the expense category that is consistent with the function of the intangible assets.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, and when circumstances indicate that the carrying amount may be impaired, either individually or at the CGU level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the useful life is changed from indefinite to finite on a prospective basis.

An intangible asset is written off upon disposal (i.e., at the date the receiver of the asset obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon write-offs of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in item “other operating expenses, net”.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

The main classes of intangible assets are set forth below:

3.11.1        Software

Licenses of software and enterprise management systems acquired are capitalized and amortized according to the useful lives described in note 18, and maintenance costs are recognized as expenses when incurred.

Business management system acquisition and implementation costs are capitalized as intangible assets when the asset is identified, when there is evidence that future economic benefits will be generated and when the asset is controlled by the Company, taking into consideration its economic and technological viability. Contracts involving hosting and/or processing of information in the cloud (“cloud computing arrangements”) generate intangible assets to the extent that on the contract start date, the Company obtains control of the software. Contracts which only provide the right of access to the supplier's software during the term of the contract are treated as a service contract and, consequently, recognized as an expense in the income statement as the service is provided (since the right of receiving access to the supplier's software does not give the Company, at the commencement date of the contract, the power to obtain the future economic benefits arising from the software itself and to restrict third parties' access to those benefits).

The amounts incurred on software development recognized as assets are amortized under the straight-line method over its estimated useful life, based on the rates shown in Note 18. The expenditures related to software maintenance are recognized in profit or loss of the year when incurred.

3.11.2        Trademarks and patents

Separately acquired trademarks and patents are stated at their historical cost. Trademarks and patents acquired in a business combination are recognized at fair value on the date of acquisition. For trademarks and patents with definite useful lives, amortization is calculated under the straight-line method, based on the annual rates described in note 18.

3.11.3        Relationship with retail clients, franchisees, sub-franchisees and agents

Relationships with retail clients, franchisees, sub-franchisees and agents acquired in business combinations are recognized at fair value on the date of acquisition and amortization is calculated using the straight-line method, based on rates shown in note 18.

3.11.4        Key money with defined useful life

Key money with defined useful life is recorded at the acquisition cost and amortized using the straight-line method during the rental period, as shown in note 18.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

3.11.5        Technologies developed

Technologies developed include technology for product development (including formulas, labeling data, manufacturing processes, regulatory approvals, product packaging and designs) arising from business combination, and are recognized at fair value on the date of acquisition and its amortization is calculated using the straight-line method, based on the rates shown in note 18.

3.12  Impairment of non-financial assets

The Company reviews, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when the annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset or the CGU fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written off to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their current value using a pre-tax discount rate that reflects the subsidiary’s weighted average cost of capital in which the CGU operates, which reflects the risks specific to the CGU and is derived from its existing business and respective risks.

The Company bases its impairment calculation on most recent budgets and forecast calculations, which are prepared separately for each of the Company’s CGU to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses are recognized in the income statement in expense categories consistent with the function of the impaired asset.

For non-financial assets, excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the assets or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement.

Goodwill is tested for impairment annually as of December 31, and when circumstances indicate that the carrying amount may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGU) to which the goodwill relates. When the recoverable amount of the CGU is lower than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

Intangible assets with indefinite useful lives are tested for impairment annually as of December 31, at the CGU level, as appropriate, and when circumstances indicate that the carrying amount may be impaired.

3.13        Lease

The Company reviews, at the beginning of the contract, whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. The Company (as a lessee) applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate

Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

On May 28, 2020, the IASB issued “Covid-19-Related Rent Concessions”, amendment to IFRS 16 – Leases (CPC 06 (R2)), and subsequently extended the effectiveness of those conditions until June 30, 2022. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19-related rent concession the same way it would account for the change under CPC 06 (R2) (IFRS 16), if the change was not considered a lease modification.

The positive impact arising from the relief provided by the amended standard totaled to R$80,037 on the Company’s statement of profit or loss which was recorded as “operating expenses and cost of sales” (R$58,700 in 2020 when the relief was already in place before the amendment).

3.13.1        Right-of-use assets

Right-of-use assets are recognized at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated using the straight-line method over the shorter of the lease term and the estimated useful lives of the assets, disclosed in note 19.

The right-of-use assets are also subject to impairment, as disclosed in note 3.12.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

3.13.2        Lease

At the lease commencement date, the Company recognizes liabilities measured at the current value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the strike price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option.

Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the current value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate that is implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (i.e., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Company’s lease liabilities are disclosed in note 19.

3.13.3        Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases regardless of their nature (that is, those leases that have a lease term of 12 months or less from the start date and do not contain a call option). The Company also applied the lease of low-value assets recognition exemption for leases that, according to its policy, are considered of low value, regardless of their nature. Lease payments in short-term and leases of low-value assets are recognized as an expense using the straight-line method over the lease term.

3.14  Assets held for sale and discontinued operations

The Company classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered mainly through a sale transaction rather than through continuous use. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance expenses and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or (disposal group) is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the expectation to sell to be completed within one year from the date of the classification.

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the balance sheet.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

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

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount in the income statement as profit or loss after taxes in the income statement.

The amounts presented as held for sale and discontinued operations come from Avon’s business combination process. These amounts refer to the discontinuity of the acquired company’s operations in North America and reflect the costs incurred in resolving contingencies associated with that operation. The Company presents these effects as part of its discontinued operations since it considers the discontinued operations of the subsidiary Avon as an extension of the Company and for assessing that this presentation reliably represents the essence of the associated transaction.

3.15        Trade payable and reverse factoring operations

The Company is party of a reverse factoring operation with a financial institution to facilitate administrative procedures for suppliers to advance receivables related to the routine purchases of the Company. In this operation, the financial institution separately offers to pay the supplier in advance in exchange for a discount and, when agreed between the bank and the supplier (the decision to join this transaction is solely and exclusively on the supplier), the Company pays the financial institution on the original payment date at the full-face value of the originating obligation.

This operation does not change the amounts, nature and timing of the liability (including previously agreed-upon terms, prices and conditions) and it does not affect the Company with financial charges practiced by the financial institution, on performing a thorough analysis of suppliers by category. There is no guarantee given by the Company.

Additionally, the payments made by the Company represent purchases of goods and services, are directly related to invoices from trade payable and do not change the Company’s cash flows. Thus, the Company continues to recognize the liability as a “trade accounts payables” and these transactions are presented as operating activities in the cash flow statement.

3.16        Provisions for tax, civil and labor risks

Provisions are recognized when the Company have a legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and its value can be reliably estimated. Provisions are quantified at the current value of the expected outflow of resources to settle the obligations using the appropriate discount rate according to risks related to the liability.

The provisions for tax, civil and labor risks are monetarily adjusted through the end of the reporting period to cover probable losses, based on the nature of the risk and the opinion of the Company’s legal advisors. The monetary adjustments are recorded in finance income (expenses) in note 30.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

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

The Company has contracts that provide for the payment of success fees arising from tax, civil and labor proceedings in which it is a defendant. The Company, based on its best estimate, calculated, and provisioned the amounts for which it understands that there is an expectation of future disbursement.

3.17        Current and deferred income tax and social contribution

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the tax authorities based on the tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income. The Company periodically assesses the tax treatment assumed in the determination of taxes on profit with respect to situations in which the applicable tax regulation gives rise to interpretations that may be different and considers whether it is likely that the tax authority would accept the uncertain tax treatment. The Company assesses these taxes balances based on the most probable or expected value, depending on which method is assessed as the one that provides the best forecast for resolving the uncertainty.

The Company has material uncertain tax positions, and which - in case of any unfavorable outcome under litigation - could result in a material adverse impact to the financial statements.

In Brazil, they include the corporate income tax (“IRPJ”) and the social contribution on net income (“CSLL”), which are calculated based on taxable income by applying the 15% rate plus additional of 10% on taxable income exceeding R$ 240 for IRPJ and 9% for CSLL and considers the offset of tax losses, limited to 30% of annual taxable income. Taxable income reflects profit before taxes adjusted by non-taxable and non-deductible items (both temporary and permanent items).

Deferred taxes represent tax debits and credits on temporary differences between tax base and accounting base of assets and liabilities on accrued tax losses. Deferred tax assets and liabilities are classified as “non-current” as required by CPC 32 / IAS 12 – Income taxes.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered. The estimate future taxable income requires judgements, estimates and interpretation of tax laws.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted at the reporting date and reflect the uncertainties relating to these taxes, when applicable.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

Deferred tax assets and liabilities are offset if there is a legal feasible right to offset tax liabilities against tax assets, and if they are related to taxes registered by the same tax authority under the same taxable entity. Thus, for presentation purposes, tax asset and liability balances are disclosed separately.

3.18         Borrowing and financing

Borrowings and financing are initially recognized at fair value, net of transaction costs incurred and are, subsequently, measured at amortized cost. Any difference between raised and settled amounts is recognized in the income statement, using the effective interest rate method during the year in which the borrowing and financing are outstanding.

Borrowings costs attributable to the acquisition, construction or production of an asset that necessarily requires a significant effort to be ready for its intended use or sale are capitalized as part of the cost of the corresponding asset. All other borrowing costs are recorded as expense in the period they are incurred. Borrowing costs consist of interest and other costs incurred by an entity related to a borrowing.

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

3.19.2        Profit sharing program

The Company recognizes a liability and an expense for its profit-sharing program based on criteria that considers the profit attributable to its shareholders and which is tied to the achievement of specific operational goals and objectives established and approved in the beginning of each year.

3.19.3        Defined contribution plans

Obligations to contribute to defined contribution plans are recognized in the income statement as personnel expenses when the related services are rendered by employees. Contributions paid in advance are recognized as an asset to the extent that a cash refund or a reduction in future payments is possible.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

3.19.4        Defined benefit plans

The Company’s net obligation for defined benefit plans (retirement and post-employment health care) is calculated for each plan based on the estimated amount of the future benefit that beneficiaries will receive in return for services rendered in previous years. This amount is discounted to its current value and is presented net of any plan asset’s fair value. The calculation of the defined benefit plan obligation is carried out annually by an external and independent actuary using the Projected Unit Credit Method. When the calculation results in a potential asset for the Company, the asset to be recognized is limited to the current value of economic benefits available in the form of future reimbursements or reductions in future contributions. To calculate the current value of economic benefits, any applicable minimum cost requirements are considered.

The current service cost and accrued interest on the present value of the liability are recognized in the statement of profit or loss and the actuarial gains and losses, generated by the remeasurement of the liability due to changes in actuarial assumptions, are recognized in “OCI”. In case of changes or reductions in the plan, the effects of the cost of past services are recognized in the income statement on its occurrence date.

3.20         Share-based payments

The Company’s executive officers are granted the following purchase option plans, settled exclusively with its own shares:

i)        Share purchase option plans;

ii)       Restricted share purchase program;

iii)      Share purchase option plan related to the strategy acceleration; and

iv)      Performance share purchase program.

The plans are measured at fair value at the grant date. In determining the fair value, the Company uses an adequate valuation method, details of which are disclosed in note 29.1.

The cost of transactions settled with equity instruments is recognized, together with a corresponding increase in shareholders’ equity under “additional paid-in capital”, throughout the period in which the service conditions are fulfilled, ending on the date on which the employee is fully vested in the right to the award (vesting date). The cumulative expense recognized for equity instruments transactions settled on each base date up to the vesting date reflects the extent to which the vesting period has transpired and the Company’s best estimate of the number of equity instruments to be vested. The expense or credit of the year is recorded in the income statement under “selling or administrative expenses”, depending on the internal department where the eligible employee is allocated.

For the purchase options plan and the strategy-acceleration program, even after expiration of the term for exercise, the recognized expense is not reversed since the right has been vested in executive officers.

When an award of equity instruments settlement is canceled (except when the cancellation occurs due to loss of right over the equity instrument for not fulfilling the grant conditions), it is treated as if it had been acquired on the date of cancellation, and any expense not recognized is registered immediately. This includes any award for which the Company or the counterparty have the option of not fulfilling the non-vesting obligation. All cancellations of transactions settled with equity instruments are treated in the same way.

The dilution effect of options granted is reflected as additional share dilution in the calculation of diluted earnings per share (note 32).

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

3.21          Dividends and interest on net equity

The proposed payment of dividends and interest on net equity made by the Management that is within the portion equivalent to the minimum mandatory dividend is recorded in the line item “Dividends and interest on net equity” in current liabilities, as it is considered a legal obligation provided for by the Company’s bylaws; However, the portion of dividends exceeding minimum mandatory dividends, as declared by the Management after the reporting date, referred to in the financial statements,  but before the authorization date for the issuing of the financial statements, is recognized in the line item “Additional proposed dividend”, in shareholders’ equity.

For corporate and accounting purposes, interest on net equity is stated as allocation of income directly in shareholders’ equity.

3.22         Treasury shares

The Company’s own equity instruments which are reacquired (treasury shares) are recognized at acquisition cost and deducted from shareholders’ equity. No gain or loss is recognized in the income statement regarding the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Upon disposal or transfer of treasury shares to beneficiaries of share-based payment plans (settled in shares), the amount of the consideration received is recognized as an increase in shareholders’ equity, and any gain or loss resulting from the transaction is recorded as a capital reserve.

3.23         Subsidies and government grants

Subsidies and government grants are recognized where there is reasonable assurance that the subsidy will be received, and all attached conditions will be complied with. When the subsidy relates to an expense item, it is recognized as income on a systematic basis over the periods in which the related costs, for which it is intended to offset, are accounted for. When the subsidy relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

Subsidies received during the year ended December 31, 2020 amounted to R$192,686 and are related to measures introduced by governments where the Company operates as a measure to mitigate the impact of the Covid-19 pandemic (no subsidies of this nature were received in 2019). Those grants were mostly related to payroll assistance resulting from job maintenance programs offered by different jurisdictions in which the Company operates and were substantially discontinued during 2020 and 2021, and there are no material effects that may have impacted the year ended December 31, 2021. There are no (or there were in 2020) unfulfilled conditions or contingencies linked to these subsidies.

3.24         Operating segments

The information per business segment is presented in note 26 in a manner consistent with the internal report provided to the chief operating decision maker.

The main decision-making body of the Company, which is responsible for defining the allocation of funds and for the performance assessment of the operating segments, is the Board of Directors.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

Additionally, the Company has a Group’s Operational Committee (“GOC”) that includes the CEOs of Natura &Co Holding, Natura &Co Latam, Avon International, The Body Shop and Aesop, in addition to representatives of key business areas (Finance, Human Resources, Business Strategy and Development, Legal, Innovation and Sustainability, Operations and Corporate Governance), which advises the Board of Directors and is responsible for, among others things, monitoring the implementation of short and long-term strategies and making recommendations to the Board of Directors regarding the management of the Company, from the perspective of its results, allocation of funds among business units, cash flow and talent management.

3.25         Revenue from contracts with customers

Revenue from contracts with customer is recognized when control of the goods or services is transferred to the customer at an amount that reflects the fair value of the consideration the Company expects to be entitled in exchange for those goods or services. The Company has concluded that it is the principal in its revenue arrangements.

The Company considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. In determining the transaction price, the effects of variable consideration, existence of a significant financing component, non-cash consideration, and consideration payable to the customer (if any) are considered.

The nature and other considerations on the transaction price and the moment in which the performance obligation is fulfilled for each of the main revenue streams are shown below.

3.25.1   Direct sales

Revenue from direct sales is generated by sales to the Company’s consultants (our customers) based on the fair value of consideration received/receivable, excluding discounts, rebates and taxes or charges on sales. Revenue from sales is recognized when the performance obligation is fulfilled, i.e., when the promised product is physically delivered, and the Consultant obtains control over the product.

3.25.2   Direct sales – Additional charges and penalties for late payments

The Company charges their customers (Consultants) additional charges and penalties for late payments in the settlement of sales receivables. Due to the level of uncertainty in collecting these amounts (variable consideration), the subsidiaries recognize revenue from additional charges and penalties based on the consideration that Company expects to be entitled given its history of collection from customers.

3.25.3   Retail sales

The Company, which operates in the retail market, measures sales revenues based on the fair value of the consideration received/receivable, excluding discounts, rebates and taxes or charges on sales. These revenues are recognized when the performance obligation is fulfilled, i.e., when the promised product is physically delivered, and the consumer obtains control over the product.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

3.25.4   Other performance obligation

3.25.4.1       Loyalty program (points campaign)

The Company offers points campaign (loyalty program), in which customers accumulate points - while buying the Company’s products - to be exchanged (redeemed) for products in the future. Measurement of points is based on their expected cost, plus a margin. The amount allocated to the loyalty program is deferred and the revenue is recognized upon redemption of the points accumulated by consultants for retail and direct sales, or when they expire or are no longer considered redeemable. The loyalty program points are valid for up to approximately 5 months (6 cycles).

3.25.4.2       Program for recognition of Natura and Avon consultants’ performance

The Company has performance recognition programs, in which the consultants are awarded based on different indicators, for example, volume of purchases, length of service, among others. The Company believes that this performance recognition program has an added value and hence is considered a commitment to our network. Measurement of performance recognition programs is based on their expected cost, plus a margin. The amount allocated to performance recognition programs is deferred and revenue is recognized when awards are delivered to the Company’s Consultants.

3.25.4.3      Events

The Company organizes events to encourage and recognize the best Consultants. The Company believes that these events have an added value for the Consultants, in addition to generating in them an expectation to participate in these events. Thus, the Company has determined that these events are a performance obligation. Measurement of events is based on their expected cost, plus a margin. The amount allocated to events is deferred and the revenue is recognized when the event is held.

3.25.4.4      Franchises (courses, training and consulting/outfit and opening)

Upon execution of the agreement, the Company charges from franchisees a fixed amount, part of which is allocated to courses, training and consultancy to train and instruct the franchisee to sell “Natura” and “The Body Shop” brand products. In addition, other part of the charged amounts refers to outfit (specific products to be used at the franchisee store) and inauguration (franchisee’s store opening event). The Company believes that these items represent a material right and, for such, they are considered a performance obligation. Measurement is based on the market value of these items, being initially recognized as deferred revenue. When the franchisee’s store is opened, this deferred revenue is allocated to the income statement.

3.25.4.5      Franchisees (advertising fund)

Upon the execution of the agreement, the Company charges from franchisees a fixed amount, a part of which is for the advertising fund (monthly delivery of showcases). The Company believes that this item represents a material right and, for such, it was considered a performance obligation. Measurement is based on the market value of this item, being initially recognized as deferred revenue. This deferred revenue is allocated to income statement upon the delivery of showcases to the franchisees.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

3.25.4.6      Franchises (brand right of use)

Upon the execution of the agreement, the Company charges from franchisees a fixed amount, part of which is for the use of the “Natura” brand. The Company assesses that this item represents a material right and, therefore, it was considered a performance obligation. Measurement is based on residual value, i.e., the remaining value after excluding the market value of courses, training and consultancy services, outfit and inauguration, and the advertising fund. This amount is initially recognized as deferred revenue which is allocated to income statement, on a straight-line basis, over the term of the franchise agreement.

3.25.4.7      Royalty revenues

Sales by franchisees and sub-franchisees of the subsidiary The Body Shop are recognized when performance obligations are satisfied, goods are transferred to the customer and the customer is in control. The performance obligation is the license to operate in the market.

Revenues are allocated to the license and are recognized over time, in accordance with the license agreement. Under CPC 47/IFRS 15 – Revenue from Contracts with Customers, the initial franchise fee is not considered a separate performance obligation and, as a result, the amounts charged to the customer are therefore allocated to the license performance obligation and recognized over the term of the agreement.

3.25.4.8      Incentives related to “free-of-charge” products and promotional gifts

The Company grants incentives related to “free-of-charge” products and promotional gifts for its customers (Natura and Avon Consultants and/or end consumers). Since it is considered a material right, the Company recognizes it as a performance obligation. Considering that the delivery of products and the fulfillment of the performance obligation to deliver “free-of-charge” products or promotional gifts occurs at the same time, the Company concluded that an allocation of prices and monitoring these two performance obligations separately are not applicable. Thus, revenue is recognized when the physical transfer of the product occurs, and the customer obtains control of the product.

3.26         Sales taxes

Expenses and assets are recognized net of sales taxes, except (i) when sales taxes incurred on the purchase of goods or services are not recoverable from the tax authorities, in which case the sales tax is recognized as part of the acquisition cost of the asset or expense item, as the case may be; (ii) when the amounts receivable and payable are presented together with the sales taxes amount; and (iii) when the net amount of sales taxes, recoverable or payable, is included as a component of the amounts receivable or payable in the balance sheet.

Tax incentives related to taxes on sales for the current year are recognized in the income statement for the year and recorded in net sales.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

3.26.1        Exclusion of ICMS from the tax bases for calculating contributions to PIS and COFINS

On March 31, 2017, the Company - based on the conclusion of the judgment by the Full Bench of the Federal Supreme Court (STF) of Extraordinary Appeal No. 574,706/PR, in which it was defined by the system of general repercussion that the ICMS cannot compose the PIS and COFINS tax base - reversed the provision set up in the amount of R$ 297,216 and started to exclude the amount of ICMS from contributions to PIS and COFINS on a monthly basis. At that time, the Company’s decision was based on the position of its legal advisors who understand that the Supreme Court’s judgment should be immediately applicable to all taxpayers and, therefore, the prospect of loss of shares was classified as remote.

Until 2021, the Company recognized, on an accounting basis, tax credits arising from lawsuits for the exclusion of ICMS from the PIS and COFINS basis, as a result of the unappealable conclusion of these lawsuits. Existing credits for lawsuits that had not yet been concluded were considered contingent assets in the financial statements.

On May 13, 2021, the STF partially granted the motion to clarify filed by the Federal Government (Extraordinary Appeal No. 574,706/PR), aiming at restricting the effects of the decision, with general repercussion, that the ICMS does not integrate the tax base for purposes of assessment of the Profit Participation Program (PIS) and of the Contribution for the Financing of the Social Security (COFINS) and also determining that (i) the decision should produce effects as of March 15, 2017 (merit judgment), except for the court actions and administrative proceedings filed until such date; and (ii) the ICMS to be excluded from the PIS and COFINS base is the one indicated in the invoices. As a result of this decision, which settled any doubts regarding the merit, the Company recognized, during the current fiscal year, the credits arising from such discussion in the amount of R$135,297, disclosed in other operating expenses, net, and the financial charges were recorded as finance income (expenses).

3.26.2        Concept of supplies for calculating credits of PIS and COFINS contributions

The Company claims that PIS and COFINS credits are measured and calculated reliably and based on the best interpretation of current legislation and the country’s jurisprudential scenario, whose evolution is permanently assessed by the Company and its legal advisors.

3.27          Statement of added value

The purpose of this statement is to show the wealth created by the Company and its distribution during a certain period and it is presented by the Company, as required by Brazilian corporate law.

The statement of added value was prepared using information obtained in the same accounting records used to prepare the financial statements and pursuant to the provisions of the Brazilian accounting standard CPC 09 - Statement of Added Value.

3.28          Earnings per share

The basic earnings per share are calculated by dividing the profit (loss) attributable to holders of Company by weighted average number of outstanding common shares, excluding common shares purchased by the Company and held as treasury shares.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

Diluted earnings per share are calculated by adjusting the weighted average number of outstanding common shares, assuming the conversion of all potential common shares that would cause dilution. The Company has purchase options, restricted shares, strategy acceleration and performance shares that would have a dilutive effect on any earnings per share.

CPC 41 / IAS 33 - Earnings per share requires the presentation of basic and diluted amounts per share, arising from discontinued operations in the income statement or in the notes. The Company chose to present this information together with the information on earnings per share of continuing operations in note 32, presenting the information for continuing operations in the income statement. As required by CPC 41 / IAS 33, this information is presented on the basis of the consolidated income statements.

3.29   New standards, amendments and interpretations issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issue of the Company’s financial statements are disclosed below, except for those which, in the Management’s assessment, cannot produce any effect on the financial statements. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

3.29.1   Amendments to IAS 1 (CPC 26 (R1)), addressing the classification of liabilities as current or non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 - Presentation of Financial Statements (CPC 26 (R1)) to specify the requirements to be considered for classifying liabilities as current or non-current. Among other aspects, the amendments clarify the nature of the right to defer payment of a liability and that this right must exist at the reporting date, in addition to indicating that this classification is not affected by the probability of the entity exercising its right to postponement of settlement of a liability.

The amendments are effective for years beginning after January 1, 2023 and must be applied retrospectively. Considering the nature of the proposed amendments and the Company’s history of compliance with covenants, the Company currently believes that the amended standard has a low impact on the process of preparing the financial statements.

3.29.2  Amendments to IFRS 3 (CPC 15 (R1) in addressing updated references to the Conceptual Framework for Financial Reporting (CPC 00 (R2))

In May 2020, the IASB issued amendments to IFRS 3 - Business Combinations (CPC 15 (R1)), which update references to the previously revised Conceptual Framework for IFRS Financial Reporting (CPC 00 (R2)), in addition to adding an exception to the recognition principle of IFRS 3 to avoid the risk of potential “day 2” gains or losses arising from liabilities and contingent liabilities that would be in the scope of IAS 37 (CPC 25) or IFRIC 21 – Levies (ICPC 19), if incurred separately.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and, although not having any current impact on the Company, they may be applicable to new business combinations in the future.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

3.29.3   Clarification of the application of the fees in the “10 percent” test for derecognition of financial liabilities under IFRS 9 (CPC 48)

As part of its 2018-2020 annual improvements process, the IASB published amendments to IFRS 9 (CPC 48) seeking to clarify that the fees that the entity includes when assessing whether the terms of a new or modified financial liability are materially different from the terms of the original financial liability include only those paid or received between the debtor and the creditor, including fees paid or received on behalf of the other.

The amendment is effective for years beginning on or after January 1, 2022. Although the changes do not have an immediate effect on the Company, they will apply to changes and/or derecognition of liabilities to be evaluated in the future.

3.29.4   Amendments to IAS 37 (CPC 25) addressing onerous contracts

In May 2020, the IASB issued amendments to IAS 37 to specify what costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a “directly related cost approach” where costs that relate directly to a contract to supply goods or services include incremental costs and an allocation of costs directly related to contract activities. The amendments further clarify that general and administrative costs do not directly relate to a contract and are excluded unless they are explicitly charged to the counterparty under the terms of the contract.

The amendment is effective for years beginning on or after January 1, 2022. The Company is currently assessing the potential impact the amendments might have. However, considering the nature of the Company's operations and the absence of significant contracts assessed as onerous, no significant effects are expected.

3.29.5   Inclusion of the definition of “accounting estimates” in IAS 8 (CPC 23), Definition of Accounting Estimates

In February 2021, the IASB issued amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors (CPC 23), where a definition of accounting estimates is introduced. This amendment seeks to clarify the distinction between the concepts of “changes in accounting estimates” and “changes in accounting policies and correction of errors”. In addition, they clarify how entities use measurement techniques and data to develop accounting estimates.

The amendment is effective for years beginning on or after January 1, 2023. The Company does not expect these changes will have a material impact.

3.29.6   Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgments (document of an educational nature issued by the IASB and not published by the CPC in Brazil), in which it provides guidance and examples to help entities apply materiality judgments to accounting policy disclosures. These amendments are intended to assist entities in providing accounting policy disclosures that are more useful by replacing the requirement that entities disclose their “significant” accounting policies with a requirement to disclose their “material” accounting policies and adding guidance on how entities apply the concept of materiality in decision-making on accounting policy disclosures.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

The amendments to the IAS are effective for years beginning on or after January 1, 2023. The Company is currently assessing the potential impact the amendments will have.

3.29.7   Amendments to IAS 12 (CPC 32), deferred taxes related to assets and liabilities arising from a single transaction

In May 2021, the IASB issued amendments to IAS 12, in response to a recommendation from the IFRS Interpretations Committee (IFRIC), which aim to establish an exemption from the recognition of deferred tax assets and liabilities, mentioned in the paragraphs that arise from transactions which on initial recognition give rise to equal taxable and deductible temporary differences.

The amendments to the IAS 12 are effective for years beginning on or after January 1, 2023. The Company is currently assessing the potential impact the amendments will have.

3.30         New standards, amendments and interpretations of standards adopted for the first time for the year beginning on January 1, 2021

The Company applied for the first-time certain standards and amendments, which were effective for years beginning on or after January 1, 2021. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

3.30.1  Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (CPC 48, CPC 38, CPC 40 (R1), CPC 11 and CPC 06 (R2), respectively), Interest rate benchmark reform (Phase 2)

In 2020, the IASB completed the second phase of the review process for IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (CPC 48, CPC 38, CPC 40 (R1), CPC 11 and CPC 06 (R2), respectively), in response to the interest rate benchmark reform (started in phase 1). The changes address the possible effects that may arise from changes in contractual cash flows or hedge relationships when replacing the interest rate benchmark by the entity as well as additional disclosure requirements relating to the effect of the interest rate benchmark reform on the entity’s financial instruments and risk management strategy, including the nature and extent of risks to which the entity is exposed and how the entity manages these risks and the entity’s progress in completing the transition to an alternative benchmark rates.

Considering the extinction of LIBOR over the next few years, when applying the amendments to the standards, the Company evaluated the contracts which clauses referred to the benchmark rates in the process of being extinguished. A significant part of the commercial and financing contracts to which LIBOR is associated has a clause replacing this rate with a benchmark or equivalent interest rate (especially changing the benchmark rate to rates commonly applied in the market in lieu of LIBOR, such as (i) SONIA Interest Rate Benchmark (“Sonia”); (ii) Federal Reserve Fund Rates (“Fed Fund Rates”); and (iii) Secured Overnight Financing Rate (“SOFR”)).

For the borrowing and financing presented in note 20, the indebtedness for working capital purposes of the subsidiary The Body Shop already included in the negotiation the determination of Sonia as a replacement rate to Libor. The dollar-denominated credit facility contracted by the Company (“Resolution No. 4131/61”) expires before the end of the US Libor index, which will be discontinued in 2023. Thus, there is no action necessary to renegotiate the benchmarks associated with these debts.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

For contracts that do not have a specific clause, a renegotiation will be carried out between the parties. These contracts, however, involve contractual arrangements with commercial partners in irrelevant amounts or intra-group financing operations which do not have an impact on the consolidated financial statements. Accordingly, no change to the risk management strategy was needed to be made by the Company due to the change in the indexes of financial contracts linked to LIBOR.

3.30.2   Amendments to IFRS 16 (CPC 06 (R2)), Covid-19 Related Rent Concessions

On May 28, 2020, the IASB issued “Covid-19-Related Rent Concessions”, amendment to IFRS 16 – Leases (CPC 06 (R2)), and subsequently extended the effectiveness of those conditions until June 30, 2022. The amendments provided a relief to lessees from applying the standard guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic (see note 3.13).

4.      BUSINESS COMBINATION

Avon acquisition

On January 3, 2020, the Company acquired 100% of the voting shares of Avon. The Company’s acquisition was driven to significantly amplify the reach of its multi-channel, multi-brand group. As a result of the restructuring process held upon acquisition, Avon became a wholly owned subsidiary of the Company, and the former shareholders of Avon became shareholders of the Company. As a result, Natura &Co acquired control of Avon and the acquisition was accounted for using the acquisition method.

The transaction costs incurred by the Natura &Co until the conclusion of the transaction on January 3, 2020, were approximately R$ 112,000.

The following table summarizes the calculation of the fair value of the compensation transferred on January 3, 2020.

In thousands of R$, except for the number of shares
Number of Avon outstanding common shares as of January 3, 2020	536,383,776
Multiplied by the exchange ratio of 0.600 Natura &Co Holding Shares per each Avon common share	321,830,266
Multiplied by the market price of Natura &Co shares on January 3, 2020	41.00
Compensation in the issue of shares	13,195,041
Adjustment to the transferred compensation (a)	171,073
Fair value of the Compensation to be transferred	13,366,114

a)	Related to the effects of replacements and settlements of share-based payment plans, of which the amount of roughly R$80,000 refers to the share-based payment plans of Avon, in which it was substituted by Natura &Co, and approximately R$ 91,000 refers to the share purchase option plans liquidated as part of the conclusion of the transaction. These are pre-combination installments that were regarded as a transferred compensation.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

The fair values of the identifiable assets and liabilities of Avon as of the date of acquisition were:

In thousands of R$

Purchase consideration transferred (1)	13,366,114

Fair value of acquired assets:
Cash and cash equivalents	2,636,108
Trade receivables (2)	1,135,269
Inventories	1,919,683
Other current assets	1,031,136
Assets held for sale	199,050
Property, plant and equipment	2,912,482
Deferred income tax and social contribution	667,034
Right-of-use (3)	564,669
Other non-current assets	475,096
Judicial deposits	283,885
Recoverable taxes	531,930
Surplus pension plan (other assets)	553,297
Intangible assets (4)	5,846,812

Fair value of liabilities assumed:
Borrowing, financing and debentures	7,256,583
Trade accounts payables	2,915,418
Payroll, profit sharing and social contributions	621,203
Dividends and interest on net equity payable	405,916
Derivative financial instruments	15,518
Other operating expenses	999,653
Provision for restructuring (other liabilities)	152,896
Lease liabilities	777,200
Tax liabilities	341,258
Income tax and social contribution	30,068
Provision for tax, civil and labor risks (5)	1,757,940
Deferred income tax and social contribution (6)	592,534
Other liabilities	1,007,623
Total identifiable net assets at fair value	1,882,641

Non-controlling interest	27,555

Goodwill arising on acquisition (7)	11,511,028

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

(1)	Refers to the fair value of the acquired shares, which is the amount disbursed on the shares exchange.

(2)	The fair value of the trade accounts receivable amounts to R$ 1,135,269 and is equivalent to it carrying amount and, it is expected that the carrying amount can be collected.

(3)	The Company measured the lease liabilities acquired using the current value of the remaining lease payments on the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the favorable terms of the lease relative to market terms.

(4)	The fair value of intangibles includes the intangible assets acquired and recognized by Avon before the allocation of the fair value, in the amount of R$ 291,235, plus the effects of the allocation of the fair values described below.

Fair value for the intangibles “Avon” tradename, power brands and developed technology has been calculated based on the income approach and the relief-from-royalty method. The relief-from-royalty method is often used to calculate the value of a trademark or trade name. This method is based on the concept that if an entity owns a trademark, it does not have to pay for the use of it and therefore is relieved from paying a royalty. The amount of that theoretical payment is used as a surrogate for income attributable to the intangibles. The valuation is obtained by calculating the current value of the savings in royalties after taxes, calculated by applying the proper royalty fee to the projected revenue, using a proper discount rate.

Fair value for relationship with sales representatives has been calculated based on the Multi Period Excess Earnings Method (“MEEM”), method that isolates the income/cash flow that is related to the intangible asset being valued and estimates fair value through the sum of the discounted future excess earnings attributable to the intangible asset.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

	Nature	Fair value	Useful life
“Avon” tradename	Represents the fair value of the “Avon” tradename. The relief-from-royalty method has been applied considering a benchmark of similar royalty transactions.	2,022,163	Indefinite
Power brands	Represents the fair value of Avon’s main brands. The relief-from-royalty method has been applied considering a benchmark of similar royalty transactions as well as the relative importance of the respective brands for Avon’s revenue generation.	517,592	20 years
Technology developed	Represents the fair value of all technology necessary to develop Avon products, including formulae, labeling data, manufacturing processes, regulatory approvals, product packaging, and designs. The relief-from-royalty method has been applied based on existing contractual relations involving Avon’s developed technology.	1,131,573	5 years
Sales Representatives	Represents the fair value of the relationship between Avon and its sales representatives. Fair value is calculated based on the active representatives by country as of the valuation date, multiplied by the respective average ticket price as well as projected information on the average ticket growth which includes future inflation. The churn rate and the projected information have been considered as significant assumptions.	1,884,249	7 to 12 years
		5,555,577
(5)	Contingent liabilities assumed in the acquisition that are considered current obligations arising from past events and that can be measured reliably were recognized and are initially measured at fair value on the acquisition date and subsequently measured in accordance with the requirements of CPC 15 (R1) (IFRS 3), to a higher amount that would be recognized in accordance with CPC 25 (IAS 37). The fair value of the contingent liabilities includes the liabilities assumed and recognized by Avon before the allocation of the fair value, in the amount of R$ 872,993, plus the effects of the allocation of the fair values, which totaled R$ 820,103. The table below shows the total amount of contingent liabilities assumed on the date of the transaction, including the attributed fair value:

In thousands of R$

Tax	1,381,418
Civil	157,832
Labor	218,690
Total	1,757,940

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

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

After the acquisition date, the subsidiary Avon contributed with R$18,612,091 to revenues and with R$1,542,596 in losses in the Company’s consolidated financial statements for the year ended December 31, 2020. As the acquisition date is January 3, 2020 and there was no significant transaction on the first three days of 2020, such revenues and losses represent the impact in the Company’s financial statements as if the acquisition date had occurred at the beginning of the year.

5.      CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the consolidated financial statements requires management to make certain judgments and use assumptions and estimates based on experience and other factors considered relevant, which affect the values of assets and liabilities, and which may present results that differ from actual results.

The areas that require a higher level of judgment and have greater complexity, as well as the areas in which assumptions and estimates are significant for the financial statements, are disclosed below.

5.1   Income tax, social contribution, and other taxes

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

The Company has R$12,324,912 of reportable unrecognized tax losses as of December 31, 2021 (R$ 13,369,187 on December 31, 2020). These losses relate to subsidiaries that have a history of losses, do not expire, and may not be used to offset taxable income in other subsidiaries. The subsidiaries neither have any taxable temporary difference nor any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. Based on this, the Company determined that it cannot recognize deferred tax assets on these tax losses carried forward.

5.2   Provision for tax, civil and labor risks

The Company is party to several legal and administrative procedures as described in note 23. Provisions are recorded for process related to tax, civil and labor risks related to lawsuits that represent probable, except for those related to business combinations, and are estimated with a certain degree of certainty. The assessment of the likelihood of loss includes the assessment of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions, and their relevance in the legal system, as well as the assessment of legal advisors.

5.3   Post-employment health care plan

The cost of the post-employment health care plan is determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These are based on a series of financial and demographic assumptions, such as the discount rate, medical inflation, and percentage of adhesion to the plan, which are disclosed in note 24. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

5.4  Share purchase option plan, restricted share plan, strategy-acceleration program and performance share program

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

The share purchase option plan, restricted share plan, strategy-acceleration program and performance share program are measured at fair value at the grant date and the expense is recognized in profit or loss during the vesting period and in “Additional paid-in capital” in shareholders’ equity. At the balance sheet dates, Management reviews the estimates as to the number of purchase options/restricted shares and, where applicable, recognizes the effect arising from this review in profit or loss for period against shareholders’ equity. The assumptions and models used to estimate the fair value of the purchase option plan, restricted share plan and strategy-acceleration program are disclosed in note 29.1.

5.5  Impairment of non-financial assets

An impairment loss exists when the carrying amount of an asset or CGU exceeds its recoverable amount, which is the higher of fair value less cost of disposal and value in use. Fair value less costs of disposal is calculated based on information available about similar assets sold or market prices less additional costs to dispose of the asset.

Value in use is calculated based on the discounted cash flow model. Cash flows derive from a budget prepared for the following three to five years, according to the operating segment, and their projections consider the market’s expectations for operations, estimated investments and working capital, as well as other economic factors that are specific to the Company and the nature of its risks and operations. The value in use is sensitive to the discount rate used under the discounted cash flow method, as well as the growth rate and perpetuity used for extrapolation purposes.

5.6   Allowance for trade receivables expected losses

The allowance for expected losses on trade receivables from customers is estimated based on the loss risk in an aging list model. The characteristics of the Company’s trade accounts receivable are (i) immaterial financial component; (ii) non-complex receivables portfolio; and (iii) low credit risk.

For trade accounts receivable, the Company applies the simplified approach in calculating expected credit losses (“ECL”) based on expected credit losses at each reporting date. The allowance determined based on (i) each of the subsidiaries credit losses historical experience, observed in each group of the trade accounts receivable aging list, and (ii) adjustments for specific forward-looking factors for defaulters and the economic environment. An estimated range is used based on the weighted average of the losses for the last 12 months. The calculation also considers the length of time of the relationship of the independent beauty consultant and a division between renegotiated and non-renegotiated overdue trade accounts receivable.

5.7  Provision for inventory losses

The allowance for losses on inventories is estimated using a methodology to contemplate discontinued products, materials with slow turnover, materials with an expired expiration date or close to the expiration date, and materials outside the quality parameters.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

5.8  Leases - Incremental borrowing rate

The Company cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the interest rate that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company “would have to pay”, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency).

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

6.      FINANCIAL RISK MANAGEMENT

6.1      General considerations and policies

Risks and financial instruments are managed through policies, the definition of strategies and implementation of control systems, defined by the risk management committees of the entities of the group, and approved by the Company’s Board of Directors. The compliance of treasury financial instruments positions, including derivatives, in relation to these policies, is presented and assessed on a monthly basis by the Company’s Treasury Committee and subsequently submitted to the analysis of the Audit and Risk Management and Finance Committees, the Executive Committee and, if necessary, the Board of Directors.

Risk management of the Company’s operations is performed by the Company’s Corporate Treasury, which is also responsible for approving short-term investments and borrowings transactions. Risk management of the subsidiaries Aesop, The Body Shop, Avon International and Natura &Co Latam is conducted by local treasury teams, subject to monitoring and approval of the Company’s Corporate Treasury.

6.2      Financial risk factors

The Company’s activities expose them to several financial risks: market risks (including foreign currency and interest rate risks), credit risk and liquidity risk. The Company’s overall risk management program is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance, using financial instruments to hedge certain risk exposures. The Company does not operate derivative instruments with the purpose of speculation.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

a)              Market risks

Market risks reflect the risks that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices, including currency risk, interest rate risk and other price risks. The Company is exposed to market risks arising from their business activities. These market risks mainly comprise possible fluctuations in exchange and interest rates (detailed below in this note).

Other price risks include, among others, exposures to financial instruments due to changes in commodity and raw material prices. Climatic aspects, such as the availability of natural raw material used in the products and/or significant changes in the cost of these items in view of their dependence on an environment conducive to harvesting and/or extraction in accordance with the sustainability assumptions and the commitments assumed by the Company with the environment may expose the Company to additional market risks that affect the entity's operations as well as the measurement and/or recoverability of financial instruments. As of December 31, 2021, the Company’s Management assessed these risks and concluded that they are not material. The disclosures about interest rate and liquidity risks discussed below also bring other considerations about sustainability and climate change issues.

To hedge the current balance sheet positions of the Company against market risks, the following derivative instruments are used and consist of the balances in the following table, as of December 31, 2021 and 2020:

Description	Fair value (Level 2)
	Consolidated
	2021	2020
Financial derivatives	516,386	1,857,869
Operating derivatives	251	(11,092)
Total	516,637	1,846,777

b)              Foreign exchange risk

The Company is exposed to foreign exchange risk resulting from financial instruments and operations in currencies other than their functional currencies, as well as to operating cash flows in foreign currencies. To reduce this exposure, policies were implemented to hedge the Company from foreign exchange risk, which establish exposure levels related to these risks.

The treasury procedures defined by the current policies include quarterly projection and assessment of the consolidated foreign exchange rate exposure of the Company, on which Management’s decision-making is based.

The Company’s foreign exchange hedging policy considers the amounts of foreign currency of receivables and payables balances from commitments already assumed and recorded in the financial statements, as well as future cash flows, with a six-month average term, not yet recorded in the balance sheet.

Pursuant to the Foreign Exchange Hedging Policy, the derivatives entered into by the Company should eliminate the foreign exchange risk of financial instruments in currencies other than their functional currencies and should also limit losses due to exchange rate variation on future cash flows.

To hedge from the foreign exchange exposures in relation to foreign currency, the Company enters transactions with derivative instruments such as swap and non-deliverable forward (“NDF” or "forward").

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

c)               Derivative instruments to hedge foreign exchange rate risk

The Company classifies derivatives between financial and operating derivatives. Financial derivatives include swaps or forwards engaged to hedge the foreign exchange risk the borrowing, financing, debt securities and intercompany borrowings denominated in foreign currency. Operating derivatives are used to hedge the foreign exchange risk from the business’s operating cash flows.

As of December 31, 2021 and 2020, the derivative balances are composed as follows:

Financial derivatives

Consolidated	Fair value		Gain (loss) of fair value adjustment
Description	2021	2020	2021	2020
Swap agreements: (a)
Asset position:
Long position - U.S. dollar	6,881,981	4,683,900	978,350	421,897

Liability position:
Post-fixed CDI Rate:
Short position in CDI	(6,348,442)	(2,803,797)	(823,887)	(172,885)

Forward contracts (NDF):
Liability position:
Post-fixed CDI Rate:	(137)	-	(137)	-
Short position at interbank rate	(17,016)	(22,234)	94	(16,778)
Total net derivative instruments:	516,386	1,857,869	154,420	232,234
a)	Swap transactions consist of swapping the exchange rate variation for a correction related to a percentage of the fluctuation of the Certificate of Bank Deposits (post-fixed CDI), in the case of Brazil.

Below are the changes in net derivatives balances for the years ended on December 31, 2021 and 2020:

Consolidated
Balance as of December 31, 2019	725,572
Losses from swap and forward derivative contracts	1,090,299
Payment of funds due to settlement of derivative transactions – operating activity	(211,722)
Proceeds received due to settlements - financing activity	38,835
Exchange rate variation (OCI)	203,793
Balance as of December 31, 2020	1,846,777
Losses from swap and forward derivative contracts	441,554
Payment of funds due to settlement of derivative transactions – operational activity	(1,570,584)
Proceeds received due to settlements - financing activity	9,040
Exchange rate variation (OCI)	(210,150)
Balance as of December 31, 2021	516,637

For the derivative instruments held by the Company as of December 31, 2021 and 2020, as the contracts are directly with financial institutions and not through stock exchanges, there are no margin deposits to guarantee these operations.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

Operating derivatives - Consolidated

As of December 31, 2021 and 2020, the Company maintains forward derivative instruments, with the purpose of hedging the foreign exchange risk of operating cash flows (such as import and export transactions):

Description	Fair value
	2021	2020
Net position in GBP and USD	(404)	(7,670)
Forward contracts	655	(3,422)
Total of derivative instruments, net	251	(11,092)

Sensitivity analysis

For the foreign exchange risk sensitivity analysis, the Company’s Management believes that it is important to consider, in addition to the assets and liabilities with exposure to fluctuations in exchange rates recorded in the balance sheet, the fair value of the financial instruments entered into by the Company to hedge certain exposures as of December 31, 2021 and 2020, as set forth in the table below:

	Consolidated
	2021	2020
Borrowing and financing in foreign currency in Brazil (a)	(5,897,015)	(4,246,692)
Trade accounts receivable in foreign currency in Brazil	307,433	236,782
Trade accounts payable in foreign currencies in Brazil	(37,390)	(14,459)
Fair value of financial derivatives	6,882,499	4,680,478
Net asset exposure	1,255,527	656,109

(a)    Excluding transaction costs.

This analysis considers only financial assets and liabilities recorded in Brazil in foreign currency, since exposure to the foreign exchange rate variation in other countries is close to zero due to the strong currency and effectiveness of its derivatives, and it is considered that all other variables, especially interest rates, remain constant and do not consider any impact of the forecasted purchases and sales.

The following table shows the projection of the incremental loss that would have been recognized in profit or loss for the subsequent year, if the current net foreign exchange exposure remains static, based on the following scenarios:

	Consolidated
Parity - R$ vs US$	5.5805	5.7021	4.2765	2.8510
	Scenario	Scenario	Scenario I	Scenario II
Operation/Instrument	Real	Probable	Depreciation 25%	Depreciation 50%
Assets denominated in US$
Fair value of “financial” derivatives	6,882,499	7,032,419	5,274,315	3,516,210
Trade accounts receivable in foreign currency in Brazil	307,433	314,130	235,597	157,065

Liabilities denominated in US$
Borrowing and financing in foreign currency in Brazil	(5,897,015)	(6,025,469)	(4,519,102)	(3,012,734)
Trade accounts payable in foreign currencies in Brazil	(37,390)	(38,204)	(28,653)	(19,102)
Impact on net income and shareholders’ equity	1,255,527	27,349	(293,370)	(614,089)

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

The probable scenario considers future US dollar rates for a 90 days-term. According to quotations obtained at the Brazilian Stock Exchange (“B3”) as of December 31, 2021 and in line with the first maturities of financial instruments with exchange exposure, R$ 5.7021 / US$ 1.00. Scenarios I and II consider an increase/decrease in the US dollar of 25% (R$ 4.2765 / US$ 1.00) and 50% (R$ 2.8510 / US$1.00), respectively. Management uses the probable scenario in the assessment of possible changes in the exchange rate and presents the referred scenario in compliance with IFRS 7/CPC 40 - Financial Instruments: Disclosures.

Derivative instruments designated for hedge accounting

The Company formally designated its operations subject to hedge accounting for derivative instruments to hedge borrowings denominated in foreign currency and other expenses of Company, for derivative instruments contracted to hedge the purchase of nationalized materials of subsidiary Natura Indústria and for derivative instruments contracted to hedge the operating cash flows from subsidiary The Body Shop’s foreign currency purchase and sales transactions.

During the year ended December 31, 2021, the Company designated the derivative instruments (forward swap) acquired in May 2021 for the hedge accounting aiming to protect against the variability of cash flow attributable to the Company’s ESG Notes issued on such date (see note 19.1).

The positions of derivative instruments designated as outstanding cash flow hedge on December 31, 2021 are set out below:

Cash flow hedge instrument – Consolidated

				Other comprehensive income
	Hedged item	Notional currency	Fair value	Accumulated contract gain (loss)	Gain (loss) in the period
Currency Swap – US$/R$	Currency	BRL	533,539	64,145	(215,944)
Forward agreements (The Body Shop and Avon)	Currency	BRL	-	-	5,173
Forward contract (Natura Indústria)	Currency	BRL	(129)	(129)	621
Total			533,410	64,016	(210,150)

The changes in cash flow hedge reserve recorded in OCI are shown below:

Consolidated
Cash flow hedge balance as of December 31, 2019	42,729
Change in the fair value of hedge instrument recognized in OCI	178,006
Tax effects on fair value of hedge instrument	(61,658)
Cash flow hedge balance as of December 31, 2020	159,077
Change in the fair value of hedge instrument recognized in OCI	(210,150)
Tax effects on fair value of hedge instrument	72,939
Cash flow hedge balance as of December 31, 2021	21,866

The Company designates as cash flow hedge the derivative instruments used to offset variations arising from foreign currency exposure, in the fair value of contracted debts, other than the functional currency and in the projected operating cash flows in foreign currency.

d)              Interest rate risk

The interest rate risk arises from short and long-term investments, borrowing, financing and debentures. Financial instruments issued at variable rates expose the Company to cash flow risk associated with interest rate. Financial instruments issued at fixed rates expose the Company to the fair value risk associated with the interest rate.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

The Company’s cash flow risk associated with interest rate arises from short-term and long-term investments, borrowing and financing issued at floating rates. The Company’s Management holds, for the most part, the indexes of its exposures to deposit and lending interest rates tied to floating rates. Short-term investments are adjusted by the Certificate of bank deposits (“CDI”) whereas borrowing and financing are adjusted by the CDI and fixed rates, according to the contracts entered into with financial institutions and through the negotiation of securities with investors in that market.

Additionally, the Company considered potential aspects related to sustainability and climate change commitments as part of the risks to which it is exposed in relation to the interest rate on financial instruments, except for the risks associated with the ESG notes (disclosed in item (f) below), there is no exposure to material risks which should be subject to specific disclosure.

Sensitivity analysis

As of December 31, 2021, there are borrowing, financing, and debentures contracts denominated in foreign currency that are linked to interest swap agreements, changing the liability index rate to the CDI variation. Accordingly, the risk of the Company becomes the exposure to the variation of the CDI. The following table presents the exposure to interest rate risks of transactions related to CDI, including derivative transactions (borrowing, financing and debentures in Brazil were considered in full, given that 99.4% of the amount is related to the CDI):

Consolidated
Total borrowing, financing, and debentures - in local currency (note 20)	(6,914,117)
Operations in foreign currency with derivatives related to CDI (a)	(5,802,715)
Short-term investments (notes 7 and 8)	2,636,599
Net exposure	(10,080,233)
a)	Refers to transactions involving derivatives related to CDI to hedge the borrowing, financing and debentures arrangements raised in foreign currency in Brazil.

The sensitivity analysis considers the exposure of borrowing and financing, net of short-term investments, linked to CDI (notes 7 and 8).

The following tables show the projection of incremental loss that would have been recognized in profit or loss for the following year, assuming that the current net liability exposure is static and the following scenarios:

	Description	Company Risk	Probable scenario	Scenario II	Scenario III
Consolidated	Net liability	Rate increase	(110,883)	(369,189)	(627,495)

The probable scenario considers future interest rates for 90 days-term, according to B3 quotations on the expected dates of the first maturities of financial instruments with exposure to interest rates, as of December 31, 2021. Scenarios II and III consider an increase interest rates by 25% (12.81% per year) and 50% (15.38% per year), respectively, over a CDI rate of 10.25% per year.

e)              Credit risk

Credit risk refers to risk of a counterparty not complying with its contract obligations, which would result in financial losses for the Company. The Company’s sales are made to a high number of Natura and Avon Consultants and this risk is managed through a credit granting process. The result of this management is reflected in the “allowance for expected credit losses” in “trade receivables”, as shown in note 9.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

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

f)               Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash, short-term investments, funds available through credit facilities and the ability to settle market positions.

Management monitors the Company’s liquidity level considering the expected cash flows in exchange for unused credit facilities, as shown in the following table:

	Consolidated
	2021	2020
Total current assets	17,449,877	18,734,820
Total current liabilities	(13,693,877)	(16,159,586)
Total net working capital	3,756,000	2,575,234

As of December 31, 2021, the carrying amount of financial liabilities, measured using the amortized cost method, considering interest payments at a floating rate and the value of debt securities reflecting the forward market interest rates, may be changed due to the variation in floating interest rates. Their corresponding maturities, considering that the Company is in compliance with contractual covenants, are evidenced below:
F-53

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

Consolidated	Less than one year	One to five years	Over five years	Total expected cash flow	Interest to be accrued	Carrying amount
Borrowing, financing and debentures	1,339,240	7,288,382	7,495,223	16,122,845	(3,406,013)	12,716,832
Lease liability	1,154,697	2,086,269	829,511	4,070,477	(522,615)	3,547,862
Trade accounts payables, related parties and reverse factoring operations	6,770,579	-	-	6,770,579	-	6,770,579
Dividends payable	180,772	-	-	180,772	-	180,772

The Company had a secured credit facility of up to seventy million pounds (£70 million), which could be withdrawn in installments to meet the short-term financing needs of subsidiary The Body Shop and was being used by the subsidiary since the first quarter of 2020, to reinforce working capital and liquidity. During 2021’s first quarter, this credit facility was settled.

In April 2021, a new credit facility in the amount of one hundred million pounds (£100 million) was contracted, and the total amount was used as of June 30, 2021. See more details in note 19.1.

Matters related to climatic factors and other sustainability commitments assumed may expose the Company to possible risks related to its financial instruments, especially related to the potential variability of cash flows required to settle obligations with third parties on financing that involve such commitments. On May 4, 2021, subsidiary Natura Cosméticos concluded the offer of the notes linked to the sustainability goals subject to interest of 4.125% p.a. and with maturity date on May 3, 2028 (“ESG Notes”) in the total principal amount of US$1 billion, and these are guaranteed by the Company. For this offer of notes, derivative instruments were contracted for hedging purposes. The targets, to be met by 2026, include a reduction in greenhouse gas emissions by 13% and the use of recycled plastic in packaging by at least 25%. Any non-compliance with the sustainability goals set forth above and/or lack of report issued by an external verifier attesting to the fulfillment of these goals within 30 days before November 3, 2027 (in relation to the year to be ended December 31, 2026) will lead to a 65-basis point increase in the interest rate per year. On the date of preparation of these financial statements, the Company has no indication that these targets will not be met at the time of effective measurement.

6.3       Covid-19 Impacts

The Company is monitoring the evolution of the Covid-19 pandemic in the markets it operates, especially with, regard to restrictive measures adopted by these jurisdictions. The Crisis Committee created in the second quarter of 2020 continuously analyzes the situation and acts to minimize impacts on the operations and on the equity and financial position of the Company, with the objective of implementing appropriate measures, ensuring the continuity of operations, hedge cash, improve liquidity and promote the health and safety of all.

In view of this scenario, the Company’s Management reviews the recoverability expectations of its financial and non-financial assets in the preparation of this financial statements, considering the most recent information available and reflected in the Company’s business plans. During the years of 2021 and 2020, there was no deterioration identified with respect to the Company’s liquidity, its cash position or leverage that could impact compliance with financial covenants and short-term commitments of the Company. There were also no significant deviations from the projections or market assumptions of future results associated with the impairment tests of assets on December 31, 2021 and 2020 (except with regard to the impairment of the stores, as discussed below).

On a supplementary basis, considering the uncertainties associated with the adversities observed in the economic scenario, the Management also assesses the possible effects on the consolidated financial statements, as discussed below:

6.3.1. Revenues

The Company’s and its subsidiaries’ businesses were mainly affected by the pandemic during 2020, with results recovering from the reduction in restrictions in the markets in which it operates. The transition to the digital environment continued across all our brands, making it possible to offset the impact of store closures, with an increase in e-commerce sales, in addition to the growth seen in direct sales revenues.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

6.3.2. Allowance for trade receivables expected credit losses

The Company assesses the impact of the pandemic on trade accounts receivable, due to the possibility of increasing credit risk, with the aim of ensuring the sustainability of the chain and supporting its customer network. Changes in allowances for expected credit losses are presented in Note 9.

6.3.3. Impairment of non-financial assets

Retail operations (mainly composed of physical stores) are not considered essential by government authorities, which led to the closure of part of these locations during different periods of 2020 and 2021. Due to this adverse scenario, we performed an impairment test for the cash generating units that comprise these operations and as a result, an impairment in the amount of R$148,050 as of December 31, 2020 was recorded, as disclosed in note 19.

6.3.4. Lease

The Company renegotiated contracts and obtained discounts on store lease payments, mainly during the year ended December 31, 2020, as mentioned in note 19.

6.3.5. Going concern

Company’s Management concluded that there are no material uncertainties that could cast significant doubt about its ability to continue operating indefinitely.

6.3.6. Capital management and liquidity risk and covenants

The Company used part of the resources from private funding and capital increase (see notes 20 and 25), to accelerate its investments in the digitization of operations, which were intensified as a result of the Covid-19 pandemic. Continuous cost management, including on other investments and discretionary expenditures, and Governments’ incentives were mainly during the year ended December 31, 2020. The Company ended the years ended December 31, 2021 and 2020 with a robust cash position, resulting in greater deleveraging and ensuring compliance with our financial covenants.

6.4      Cyber-incident

In June 2020, the subsidiary Avon became aware that it was exposed to a cyber-incident in its Information Technology (“IT”) environment that interrupted some systems and partially affected Avon’s operations. Avon involved leading external experts in cybersecurity and general IT controls, initiating a comprehensive containment and correction effort, as well as a forensic investigation. By mid-August, Avon had reestablished all its main business processes and resumed operations in all of its markets, including all of its distribution centers.

The cyber incident did not have a significant impact on the revenue performance of the subsidiary for the year ended December 31, 2020, despite having resulted in a phasing of the subsidiary’s revenue from the second to the third quarter of 2020, as the subsidiary met the order backlog that was created. The incremental expense incurred as a result of the cyber-incident was not material.

Although it has no indication that the accuracy and completeness of any financial information has been affected as a result of the incident, the subsidiary has performed extensive procedures to validate the accuracy and completeness of its financial information.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

6.5      Capital management

The Company’s capital management objectives are to ensure that the Company is continuously capable of offering return to its shareholders and benefits to other stakeholders, in addition to maintaining an ideal capital structure to reduce this capital cost.

The Company monitors capital based on the financial leverage ratios. This ratio corresponds to the net debt divided by EBITDA. The net debt corresponds to total borrowing and financing (including short and long-term borrowing and financing, as shown in the consolidated balance sheet), deducted from cash and cash equivalents and short-term investments (except for “Crer Para Ver”  and DBV funds).

6.6      Fair value estimate

Financial instruments that are measured at fair value at the reporting dated as prescribed by IFRS 13/CPC 46 – Fair Value Estimate follow the hierarchy below:

➢	Level 1: Valuation based on quoted (unadjusted) prices in active markets for identical assets and liabilities on the reporting date. A market is seen as active if quoted prices are readily and regularly available from a Commodities and Securities Exchange, a broker, industry group, pricing service or regulatory agency, and those prices represent actual market transactions, which occur regularly on a purely commercial basis;
➢	Level 2: Used for financial instruments that are not traded in active markets (for example, over-the-counter derivatives), whose valuation is based on techniques that, in addition to the quoted prices included in Level 1, use other inputs adopted by the market for the asset or direct liabilities (i.e., as prices) or indirectly (i.e., derived from prices); and
➢	Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

The carrying amounts and fair values of the Company’s financial instruments as of December 31, 2021 and 2020 is presented as follows:

Consolidated				Carrying amount		Fair value
	Note	Classification by category	Fair value hierarchy	2021	2020	2021	2020
Financial assets
Cash and cash equivalent	7
Cash and banks		Amortized cost	Level 2	3,349,398	4,436,576	3,349,398	4,436,576
Certificate of bank deposits		Amortized cost	Level 2	7,639	808,988	7,639	808,988
Repurchase operations		Fair value through profit or loss	Level 2	650,220	576,108	650,220	576,108
				4,007,257	5,821,672	4,007,257	5,821,572
Short-term investments	8
Government securities		Fair value through profit or loss	Level 2	435,898	864,940	435,898	864,940
Restricted cash		Fair value through profit or loss	Level 2	44	40,425	44	40,425
Financial treasury bills		Fair value through profit or loss	Level 2	646,586	505,152	646,586	505,152
Loan investment fund		Fair value through profit or loss	Level 2	896,212	817,253	896,212	817,253
DBV Fund		Fair value through profit or loss	Level 3	36,921	16,104	36,921	16,104
Certificate of bank deposits		Fair value through profit or loss	Level 2	-	292,878	-	292,878
				2,015,661	2,536,752	2,015,661	2,536,752

Trade receivables	9	Amortized cost	Level 2	3,476,359	3,597,535	3,476,359	3,597,535
Judicial deposits	13	Amortized cost	Level 2	585,284	566,190	585,284	566,190
Carbon Credits	15	Fair value through profit or loss	Level 2	11,479	4,097	11,479	4,097
Sublease receivables	15	Amortized cost	Level 2	347,174	357,538	347,174	357,538
Receivables from service providers	15	Amortized cost	Level 1	162,268	135,030	-	135,030
				4,582,564	4,660,390	4,582,564	4,660,390

Financial and operating derivatives		Fair value – Hedge accounting instruments	Level 2	533,410	1,768,122	533,410	1,768,122
Financial and operating derivatives		Fair value through profit or loss	Level 2	441,719	139,856	441,719	139,856
				975,129	1,907,978	975,129	1,907,978
Financial liabilities
Borrowing, financing and debentures	20
Borrowing in local currency		Amortized cost	Level 2	(6,914,117)	(9,591,809)	(2,100,465)	(9,466,921)
Foreign currency borrowings		Amortized cost	Level 2	(5,802,715)	(4,231,104)	(5,755,272)	(4,459,081)
				(12,716,832)	(13,822,913	(7,855,737)	(13,926,002)

Carbon credits		Fair value through profit or loss	Level 2	(19,511)	(5,560)	(19,511)	(5,560)

Financial and operating derivatives		Fair value through profit or loss	Level 2	(458,492)	(61,201)	(458,492)	(61,201)

Lease	19	Amortized cost	Level 2	(3,547,862)	(3,858,455)	(3,547,862)	(3,858,455)
Trade payable and reverse factoring operations	21	Amortized cost	Level 2	(6,770,579)	(6,774,205)	(6,770,579)	(6,774,205)
Insurance payable	24	Amortized cost	Level 2	(127,413)	(159,094)	(127,413)	(159,094)
Dividends payable	25	Amortized cost	Level 2	(180,772)	-	(180,772)	-
F-57

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

When measuring, the carrying amount represents a reasonable approximate fair value, as described below:

(i)	the cash and cash equivalents, trade accounts receivable, accounts payable to suppliers and other current liabilities balances are equivalent to their book values, mainly due to the short-term maturities of these instruments.
(ii)	the short-term investment balances measured at (a) amortized cost approximate their fair values as the operations are carried out at floating interest rates and (b) fair value against profit or loss consider the rates agreed between the parties upon contracting investments, including market information that render this calculation possible;
(iii)	the carrying amounts of borrowing, financing and debentures are measured at their amortized cost and disclosed at fair value, which does not differ materially from carrying amounts as the agreed interest rates are consistent with current market rates; and
(iv)	The fair value of foreign exchange rate derivatives (swap and forward) is determined based on future exchange rates at the reporting date, with the resulting value discounted to present value.

The fair value of the investment in the Dynamo Beauty Ventures Ltd. (“DBV”) Fund, classified at level 3 of the fair value hierarchy is calculated based on information on the net value of the investment in the Fund ("NAV") calculated by the Fund’s manager based on valuation assumptions consistent with the accounting practices adopted in Brazil and IFRS, adjusted to reflect the fair value assumptions applicable to the nature of the Company’s investment. The Company’s valuation considers inputs not observable in the model, in order to reflect the contractual restrictions on this investment for early redemption of the security in the market. The significant unobservable inputs used in the fair value estimate reflect a discount due to the lack of liquidity of the security, which represent the values that the Company determined that market agents would take into account for these discounts when defining the investment price. An increase (reduction) of 1% in the applied discount (16.7%) would result in an increase (reduction) in the fair value of the investment by R$438.

There were no transfers between measurement levels in the fair value hierarchy for the year ended December 31, 2021 and 2020 for these assets and liabilities.
F-58

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

7.   CASH AND CASH EQUIVALENTS

	Consolidated
	2021	2020
Cash and banks	3,349,398	4,436,576
Certificate of bank deposits (a)	7,639	808,988
Repurchase operations (b)	650,220	576,108
	4,007,257	5,821,672

(a)	As of December 31, 2021, investments in Certificate of Bank Deposits (“CDB”) bear interest at an average rate of 103.0% of the CDI (103.2% in 2020) with daily maturities redeemable with the issuer itself, without significative loss of value.
(b)	Repurchase operations are securities issued by banks with a commitment by the bank to repurchase the securities, and by the client to resell the security, at a defined interest rate and within a predetermined term, which are backed by public or private securities (depending on the financial institution) and are registered within the Central Agency for Custody and Financial Settlement of Securities (“CETIP”). As of December 31, 2021, repurchase operations are remunerated at an average rate of 100.0% of CDI (100.0% of the CDI as of December 31, 2020).
F-59

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

8.   SHORT-TERM INVESTMENTS

	Consolidated
	2021	2020
Mutual investment funds (a)	896,212	817,253
Certificate of bank deposits	-	292,878
Treasury bills (b)	646,586	505,152
Government securities (LFT) (c)	435,898	864,940
DBV fund	36,921	16,104
Restricted cash	44	40,425
	2,015,661	2,536,752

Current	1,978,740	2,520,648
Non-current	36,921	16,104

(a)	Mutual investment funds refer to the investments of some subsidiaries of the Company, which are concentrated in the Natura entities of the Hispanic America mainly in Argentina, Chile, Colombia and Mexico.
(b)	As of December 31, 2021, investments in Treasury bills are remunerated at an average rate of 120.0% of the CDI (136.6% as of December 31, 2020).
(c)	As of December 31, 2021, investments in Government securities (LFT) are remunerated at an average rate of 102.0% of the CDI (105.9% of the CDI as of December 31, 2020).

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

The breakdown of securities constituting the Essential Investment Fund portfolio, regarding which the Company holds 100% interest, on December 31, 2021 and 2020 is as follows:

	Consolidated
	2021	2020
Certificate of bank deposits (CDB)	-	292,878
Repurchase operations (cash and cash equivalents)	569,349	576,108
Financial letter	646,586	505,152
Government securities (LFT)	428,865	864,940
	1,644,800	2,239,078

9.      TRADE RECEIVABLES

	Consolidated
	2021	2020
Trade receivables	3,930,340	4,029,643
(-) Allowance for expected credit losses	(453,981)	(432,108)
	3,476,359	3,597,535

Maximum exposure to credit risk on the date of the financial statements is the carrying amount of each maturity date range, net of the allowance for expected credit losses. The following table shows trade  receivables by exposure to allowance for expected credit losses as of December 31, 2021 and 2020:

	Consolidated
	2021		2020
	Trade receivables	Allowance for expected credit losses	Trade receivables	Allowance for expected credit losses
Current	2,488,412	(80,087)	1,988,583	(53,352)
Past due:
Up to 30 days	937,227	(68,782)	1,506,460	(76,848)
31 to 60 days	140,757	(56,784)	173,121	(56,124)
61 to 90 days	97,713	(49,731)	111,735	(54,172)
91 to 180 days	266,231	(198,597)	249,744	(191,612)
	3,930,340	(453,981)	4,029,643	(432,108)

The changes in the allowance for expected credit losses for the year ended December 31, 2021 and 2020 are as follows:

Consolidated
Balance as of December 31, 2019	(107,995)
Additions, net of reversals	(640,676)
Write-offs (a)	372,660
Exchange rate variation	(56,097)
Balance as of December 31, 2020	(432,108)
Additions, net of reversals	(837,822)
Write-offs (a)	817,446
Exchange rate variation	(1,497)
Balance as of December 31, 2021	(453,981)
(a)	Refers to accounts overdue for more than 180 days, which are written off when the Company has no expectation of recovering the trade receivables and sales of customer portfolios.
F-61

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

10.      INVENTORIES
	Consolidated
	2021	2020
Finished products	4,619,237	3,925,215
Raw materials and packaging	1,166,681	1,015,156
Auxiliary materials	195,364	170,188
Products in progress	38,189	36,025
(-) Provision for inventory losses	(615,945)	(602,314)
	5,403,526	4,544,270

The changes in the provision for inventory losses for the years ended December 31, 2021 and 2020 are as follows:

Consolidated
Balance as of December 31, 2019	(185,232)
Additions, net of reversals (a)	(673,201)
Write-offs (b)	354,692
Exchange rate variation	(98,573)
Balance as of December 31, 2020 *	(602,314)
Additions, net of reversals (a)	(407,207)
Write-offs (b)	396,233
Exchange rate variation	(2,657)
Balance as of December 31, 2021	(615,945)
(*)	the original amounts presented as of December 31, 2020 were reclassified for a better disclosure. Note that this reclassification does not impact the total amount originally presented as provision for inventory losses.
a)	It refers to the recognition of net allowance for losses due to discontinuation, expiration and quality, to cover expected losses on the realization of inventories, pursuant to the policy of the Company.
b)	It consists of write-offs of products for which there already had an allowance for losses, where the Company has no expectation of sales/realization.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

11.      RECOVERABLE TAXES
	Consolidated
	2021	2020
ICMS on purchase of goods (a)	732,853	681,147
Taxes on purchase of goods – foreign subsidiaries	313,214	230,260
ICMS on purchases of PP&E	12,138	9,578
PIS and COFINS on purchase of property, plant and equipment and purchase of goods (b)	984,737	780,841
Withholding income tax	56,356	23,637
Withholding PIS, COFINS and CSLL	1,673	1,669
Tax on Manufactured Goods - IPI (c)	114,179	77,096
Other	164,099	199,333
	2,379,249	2,003,561

Current	1,029,625	1,071,349
Non-current	1,349,624	932,212
a)	Tax credits related to the tax on the circulation of goods, interstate and inter-municipal transport and communication services (ICMS) were generated mainly by purchases, whose tax rate is higher than the average of sales. The Company expects to realize these credits during the ordinary course of business through offsetting with sales operations in the domestic market.
b)	The accumulated tax credits of PIS and COFINS basically arise from credits on purchases of raw materials used in the production and from purchase of property, plant and equipment, as well as credits arising out of the exclusion of ICMS from the calculation basis of the PIS/COFINS. The realization of these credits normally occurs through offsetting with sales operations in the domestic market.

c)	The balance will be used to offset IPI (Imposto sobre Produtos Industrializados) payable in future operations of the Company.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

12.     INCOME TAX AND SOCIAL CONTRIBUTION

12.1  Deferred

The deferred Corporate Income Tax - IRPJ and Social Contribution on Net Income - CSLL amounts arise from temporary differences in the subsidiaries. For certain subsidiaries and the Company, deferred tax balances on tax losses were also recognized. The Company’s Management assesses the possibility of offsetting deferred income tax assets and deferred income tax liabilities according to each jurisdiction.

The amounts are as follows:

i)    Breakdown of deferred income tax and social contribution – Assets:

	Consolidated
	2021	2020
Tax loss carryforwards (a)	2,099,768	492,384
Allowance for expected credit losses	224,231	205,033
Provision for inventory losses	244,854	169,181
PP&E and Intangible assets – Depreciation and amortization	308,406	351,784
Lease liabilities	441,860	155,470
Other accruals, reserves and provision for tax, civil and labor risks (b)	418,861	519,293
Employee benefits	317,835	479,536
Other temporary differences	433,041	448,991
Total Deferred Tax Assets	4,488,856	2,821,671

Effect of changes in fair value of derivative instruments, including hedge accounting transactions (c)	(137,410)	(638,965)
PP&E and Intangible assets – useful life adjustment	(312,914)	(328,698)
Employee benefits	(215,235)	(197,458)
Right-of-use assets	(423,095)	(171,788)
Fair value of identifiable net assets in business combination (d)	(1,002,167)	(1,108,693)
Other temporary differences	(438,001)	(324,389)
Total Deferred Tax Liabilities	(2,528,823)	(2,769,991)

Net Deferred income tax and social contribution	1,960,033	(51,680)

Deferred income taxes and social contribution assets (e)	2,954,074	1,339,725
Deferred income taxes and social contribution liabilities (e)	(994,041)	(1,288,045)

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

a)	The variation in the period is due to increase in tax loss carryforwards and negative basis resulted from the recording of approximately R$823 million related to the subsidiary Avon Luxembourg S.A.R.L in the period, resulting from corporate restructuring and expectation of realization of the recorded amount.
b)	Includes (i) allowance under the accrual basis, reflecting authentic expenses incurred in the year, but for which suppliers have not issued invoice, a (ii) deferred revenue and (iii) other accruals not currently deductible for tax.
c)	Variation in the period refers to settlement of hedge instruments associated to Bonds with exposition to foreign exchange variation.
d)	The balance includes deferred income tax liability on the fair value of net identifiable assets in the acquisition of the subsidiaries Avon, The Body Shop and Aesop.
e)	Balance already includes any offsetting of deferred tax assets and liabilities of the same nature and originating from the same jurisdiction.

The Company’s Management assesses the possibility of offsetting deferred income tax assets and deferred income tax liabilities according to each jurisdiction. As a result, there is a position of deferred income tax liabilities for the subsidiaries Avon, The Body Shop and Aesop.

Management monitors the performance of all its entities and evaluates whether deferred income tax assets can be realized from the four sources of taxable income: utilization of carryback losses, reversing taxable temporary differences, tax planning opportunities and forecasts of future taxable income. The Company does not have deferred income tax assets that cannot be supported by one or more of these sources of income.

We emphasize that should macroeconomic and socio-political conditions change or our business operations do not improve, approximately $67 of deferred tax assets could potentially need to be offset with the recording of a valuation allowance during the next 12 months. The deferred tax assets are associated with Avon subsidiary operations that suffered a loss in earnings before tax during 2021.

As of December 31, 2021, the Company had balances of deferred income tax asset on tax losses in the amount of R$12.3 billion (R$13.3 billion as of December 31, 2020) which do not expire and had not been recognized in accounting books due to historical analyses of recoverability in the respective operations. Of these amounts, R$8.2 billion are from the subsidiary Natura &Co Luxembourg Holdings S.á.r.l (previously known as “Avon Luxembourg”).

Item	Amount	Indefinite Expiration	Definite Expiration
Net operating loss (a)	10,486,753	9,890,238	596,515
Credits (b)	668,067	-	668,067
Other future deductible Items	1,170,092	83,584	1,086,508
Total	12,324,912	9,973,822	2,351,090
a)	During 2022, expirations of approximately R$168 million are expected, the remaining expirations would start to occur in 2023 and future periods with the majority of tax losses.
b)

During 2022, expiration of approximately R$10 million are expected; the remaining expirations would start to occur in 2023 and in future periods, with the majority of claims subject to statute of limitations in 2027.

Management continuously evaluates tax planning opportunities to prevent tax attributes from expiring unutilized. As of December 31, 2021, there are no prudent and feasible tax planning opportunities that management would and could implement. In addition, for the credits noted above, there are no other sources of income available and as a result, these credits remain unrecognized.

Management continuously evaluates all sources of income to allow unrecognized deferred tax asset to become recognized when it is probable that there are sufficient sources of income to allow for their recognition. Generally, recognition will occur when there is a history of profits that can be sustained and relied upon in the future and/or when facts/circumstances change indicating that a history of losses has been overcome due to elimination of loss-making factors, changes in operations and other factors.

A major part of active deferred tax not recognized is associated with the acquisition of Avon’s operations. In 2021 and 2020, there was no event or circumstance that could allow its recognition.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

12.2  Reconciliation of income tax and social contribution:

	Consolidated
	2021	2020	2019
Income (loss) before income tax and social contribution	(7,297)	(388,935)	304,566
Taxes on Company formation	-		206,592
Income (loss) before income tax and social contribution (1)	(7,297)	(388,935)	511,158
Income tax and social contribution at the rate of 34%	2,481	132,238	(173,794)
Benefit of expenses with research and technological innovation	26,277	23,033	19,228
Tax incentives	-	10,018	12,457
Investment subsidies (a)	469,863	128,173	24,864
Effect from differences of tax rates of entities abroad	(139,924)	(166,394)	26,907
Taxation of profits of foreign subsidiaries	(77,072)	(56,194)	(60,305)
Deferred income tax recognized (not recognized) from tax losses carryforward (b)	888,900	(104,160)	(8,893)
Tax benefits of interest on own equity (IOE)	-	10,275	37,628
Exercise of purchase options and restricted share plans	(57,526)	(9,770)	9,697
Non-Deductible donation and contribution	-	(12,509)	(4,136)
United Kingdom Tax Law rate change (c)	(180,174)	(63,428)	-
Withholding Taxes	-	(63,754)	-
Transfer pricing adjustments	(36,807)	(67,529)	(1,156)
Other permanent differences	151,968	(34,743)	(31,596)
Income tax and social contribution revenue (expenses)	1,047,986	(274,744)	(149,099)

Income tax and social contribution - current	(923,476)	(292,828)	(94,780)
Income tax and social contribution - deferred	1,971,462	18,084	(54,319)

Effective Rate- %	(14.362)	(70.6)	29.2
a)	The Company has tax incentives arising from its ordinary operations (Investment subsidies).

b)	As of December 31, 2021, the Company had balances of deferred income tax asset on tax losses in the amount of R$12.3 billion (R$13.3 billion as of December 31, 2020) which do not expire and had not been recognized in accounting books due to historical analyses of recoverability in the respective operations. Of these amounts, R$8.2 billion are from the subsidiary Natura &Co Luxembourg Holdings S.á.r.l.

c)

During 2021 and 2020, the income tax rate in the UK was changed. In 2021, the enacted tax rate increased from 19% to 25% (17% to 19% in 2020) which resulted in an increase in the Company’s deferred tax liabilities associated with UK. Such increase was accrued through deferred income tax expense during 2021 and 2020.

(1)	At consolidated level, income (loss) before income tax and social contribution included the losses with discontinued operations.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

On the second half of 2021, the Company approved and initiated a restructuring plan of it operations, including the establishment of Avon Luxembourg as a financial subsidiary (FINCO), for the other entities of the Group. From this restructuring, a deferred income tax asset amounting to roughly R$823 million, was recognized, based on the Management´s conclusion that recoverability of these amounts is probable in the regular course of Natura &Co Luxembourg’s activities, and which should occur within a period not exceeding 20 years.

The changes in deferred asset and liability income tax and social contribution for the years ended December 31, 2021 and 2020 were as follows:

	Consolidated
	Asset	Liability
Balance at December 31, 2019	374,448	(450,561)
Effect on income statement	(19,639)	37,723
Reserve for grant of options and restricted shares	96,181	-
OCI impact	(61,658)	-
Currency Translation Effect	283,359	(314,527)
Business combination	667,034	(560,680)
Balance at December 31, 2020	1,339,725	(1,288,045)
Effect on income statement	1,728,281	243,180
Reserve for grant of options and restricted shares	(106,979)	-
Transfer between income tax and deferred social contribution – assets and liabilities	16,437	(16,437)
OCI impact	72,939	-
Currency translation effect	(96,329)	67,261
Balance as of December 31, 2021	2,954,074	(994,041)

12.3 Non-levy of income taxes on amounts adjusted by Selic when returning taxes unduly paid (indébitos tributários)

On September 24, 2021, the Federal Supreme Court (STF), in a judgment with general repercussions, ruled that the levy of income tax and contribution on net income on undue tax payments adjusted by Selic was unconstitutional, concluding that the Selic rate represents a mere indemnity for delay in the payment of debt and not an increase in equity (which is the triggering event for the levy of said taxes).

Based on the decision of the STF, as well as the legal grounds presented in the decision of the Supreme Court, the Company concludes that there has been a change in the facts and circumstances on which this decision was based and, as required by ICPC 22 (IFRIC 23), reassessed the expectation of being entitled to the right in relation to undue tax payments, considering that it is probable that the tax treatment will be accepted.

Accordingly, the credit amounts up to the date of the STF decision were recognized in the amount of R$33,600.
F-67

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

13.     JUDICIAL DEPOSITS

Judicial deposits represent restricted assets of the Company and are related to the amounts deposited and held in court until the resolution of the disputes to which they are related. The judicial deposits held by the Company as of December 31, 2021 and 2020 are as follows:

	Consolidated
	2021	2020
Unaccrued tax proceedings (a)	273,295	262,654
Accrued tax proceedings (b)	266,828	252,961
Unaccrued civil proceedings	8,212	9,671
Accrued civil proceedings	2,821	2,189
Unaccrued labor proceedings	11,970	14,166
Accrued labor proceedings	22,158	24,549
Total judicial deposits	585,284	566,190
a)	The tax proceedings related to these judicial deposits refer mainly to the ICMS-ST, disclosed in note 23.2.1, contingent liabilities - possible risk of loss.
b)	The tax proceedings related to these judicial deposits basically refer to the sum of amounts disclosed in note 23.1.1 and the amount accrued as explained in the note 22.

Changes in judicial deposits balances for the year ended December 31, 2021 and 2020 are presented below:

Consolidated
Balance as of December 31, 2019	337,255
Acquisition of subsidiary	283,885
New deposits	18,377
Redemptions	(64,761)
Inflation adjustment	11,242
Payments / write-offs for expenses	(17,739)
Exchange rate variation	(2,069)
Balance as of December 31, 2020	566,190
New deposits	39,071
Redemptions	(21,533)
Inflation adjustment	15,246
Payments / write-offs for expenses	(13,645)
Exchange rate variation	(45)
Balance as of December 31, 2021	585,284

In addition to judicial deposits, the Company has contracted insurance policies for certain lawsuits.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

14.    ASSETS HELD FOR SALE

The assets classified as held for sale were acquired in the acquisition process of Avon. The changes in the balance for the year ended December 31, 2021 and 2020 are as follows:

	Consolidated
	2021	2020
Balance at the beginning of the year	181,279	199,050
Additions (a)	9,028	25,779
Transfer to property, plant and equipment, other assets and liabilities (b)	(25,779)	(29,610)
Sale (c)	(97,905)	(61,760)
Exchange rate variation	(13,702)	47,820
Balance as of the end of the year	52,921	181,279
a)	During the third quarter of 2021, the subsidiary Avon made its operations in India available for sale.

b)	In the first quarter of 2021, the subsidiary Avon identified new circumstances in the sale transaction of the Saudi Arabia operation, which in 2020 was classified as an available-for-sale asset, which resulted in the reclassification of this transaction from held for sale to property, plant and equipment. At the time of the reclassification, an actual depreciation was recorded, resulting in an immaterial impact on the consolidated financial statements.

c)	During the third and fourth quarters of 2021, the subsidiary Avon completed the sale of the operations located in Spain, India and Saudi Arabia, resulting in a gain of roughly R$14,600.

As of December 31, 2021, the assets held for sale include the subsidiary Avon properties, located in Brazil (on December 31, 2020, they were composed of Saudi Arabia, Brazil and Spain).
F-69

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

  15.   OTHER CURRENT AND NONCURRENT ASSETS

	Consolidated
	2021	2020*
Marketing and advertising advances	80,078	48,767
Supplier advances	350,830	257,703
Employee advances	17,402	65,180
Rent advances and guarantee deposit (a)	172,465	183,793
Advance insurance expenses	160,911	201,573
Overfunded pension plan (b)	1,043,799	683,425
Customs broker advances - Import taxes	60,739	34,016
Sublease receivables (c)	347,174	357,538
Carbon credits	11,479	4,097
Receivables from service providers (d)	162,268	135,030
Other	268,066	172,666
	2,675,211	2,143,788

Current	912,160	616,120
Non-current	1,763,051	1,527,668

(*) some amounts originally presented as of December 31, 2020 were reclassified for a better disclosure. Note that this reclassification does not impact the total amount originally presented as current and non-current assets.

a)	Mainly related to: (i) advances of lease agreements that were not included in the initial measurement of lease liabilities / right-of-use of the subsidiary The Body Shop, in accordance with the exemptions on IFRS 16 / CPC 06(R2); and (ii) security deposits for the rental of certain stores of the subsidiaries The Body Shop and Aesop, which will be returned by the landlord at the end of the lease agreements.
b)	Pension plan arising from the acquisition of Avon. The variation in the period is due to the valuation of funds linked to the pension plan mainly in the United Kingdom (see note 24).
c)	Refers to the sublease receivable from the New York office owned by the subsidiary Avon.
d)	Refers to receivables mainly arising from damage that occurred with carriers and insurance companies.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

 16.   PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Useful life range (in years)	2020	Additions	Write-offs	Write-offs Impairment	Transfers	Exchange rate variation	2021
Cost:
Vehicles	2 to 5	79,227	4,951	(59,053)	-	6,702	7,074	38,901
Tooling	3	187,852	2,097	-	-	2,042	(151)	191,840
Tools and accessories	3 to 20	85,678	19,526	(538)	-	5,233	1,099	110,998
Facilities	3 to 60	293,471	700	(14,486)	-	21,231	2,536	303,452
Machinery and accessories	3 to 15	1,819,693	37,229	(98,228)	-	85,451	115,798	1,959,943
Leasehold improvements	2 to 20	963,957	104,795	(51,588)	(2,074)	93,589	19,825	1,128,504
Buildings	14 to 60	1,899,176	6,233	(13,322)	394	(6,944)	96,750	1,982,287
Furniture and fixture	2 to 25	566,548	107,077	(40,259)	3,948	19,304	3,509	660,127
Land	-	661,613	295	(1,203)	-	(2,372)	(29,960)	628,373
IT equipment	3 to 15	543,772	58,192	(57,574)	-	68,645	21,545	634,580
Other assets	-	36,687	-	(3,628)	-	-	(1,423)	31,636
Projects in progress	-	408,385	606,440	(26,425)	-	(429,760)	2,806	561,446
Total cost		7,546,059	947,535	(366,304)	2,268	(136,879)	239,408	8,232,087

Depreciation value:
Vehicles		(33,042)	(19,229)	47,501	-	(5,738)	1,051	(9,457)
Tooling		(166,536)	(7,705)	-	-	-	77	(174,164)
Tools and accessories		(39,159)	(32,867)	750	-	3,145	2,391	(65,740)
Facilities		(176,726)	(16,453)	13,072	-	(2,705)	(608)	(183,420)
Machinery and accessories		(578,762)	(198,805)	91,864	-	8,463	(51,168)	(728,408)
Leasehold improvements		(480,554)	(153,822)	48,057	-	(5,561)	(10,742)	(602,622)
Buildings		(179,729)	(89,292)	13,835	-	2,801	(45,941)	(298,326)
Furniture and fixture		(318,611)	(95,673)	31,464	(291)	(353)	13,858	(369,606)
IT equipment		(311,856)	(115,735)	52,971	-	(7,982)	(9,493)	(392,095)
Other assets		(26,027)	(16,013)	1,369	-	-	9,830	(30,841)
Total depreciation		(2,311,002)	(745,594)	300,883	(291)	(7,930)	(90,745)	(2,854,679)
Net total		5,235,057	201,941	(65,421)	1,977	(144,809)	148,663	5,377,408

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life range (in years)	2019	Acquisition of subsidiary	Additions	Write-offs	Write-offs Impairment	Transfers	Exchange rate variation	2020
Cost:
Vehicles	2 to 5	45,578	25,789	14,594	(17,274)	-	1,184	9,356	79,227
Tooling	3	192,556	-	1,243	(19,713)	-	5,650	8,116	187,852
Tools and accessories	3 to 20	11,974	52,410	11,625	(1,743)	-	5,888	5,524	85,678
Facilities	3 to 60	309,772	1,431	81	(3,599)	-	8,791	(23,005)	293,471
Machinery and accessories	3 to 15	866,451	740,328	20,098	(5,134)	-	58,649	139,301	1,819,693
Leasehold improvements	2 to 20	615,103	58,548	34,324	(8,761)	-	51,588	213,155	963,957
Buildings	14 to 60	386,957	1,203,081	12,275	-	(115)	48,551	248,427	1,899,176
Furniture and fixture	2 to 25	397,727	32,566	32,530	(6,300)	(26)	11,239	98,812	566,548
Land	-	35,157	570,572	57	-	-	4,252	51,575	661,613
IT equipment	3 to 15	297,228	112,369	27,254	(10,652)	-	36,554	81,019	543,772
Other assets	-	-	36,423	-	-	-	-	264	36,687
Other assets and projects in progress	-	156,011	78,965	440,170	(592)	-	(305,305)	39,136	408,385
Total cost		3,314,514	2,912,482	594,251	(73,768)	(141)	(72,959)	871,680	7,546,059

Depreciation value:
Vehicles		(16,924)	-	(24,150)	10,081	-	(2,093)	44	(33,042)
Tooling		(175,938)	-	(10,092)	19,684	-	-	(190)	(166,536)
Tools and accessories		(3,255)	-	(42,932)	-	-	10	7,018	(39,159)
Facilities		(167,362)	-	(19,933)	285	-	1,044	9,240	(176,726)
Machinery and accessories		(416,736)	-	(193,657)	2,759	-	(1,202)	30,074	(578,762)
Leasehold improvements		(267,371)	-	(130,631)	7,124	(4,900)	(4,107)	(80,669)	(480,554)
Buildings		(101,785)	-	(88,593)	-	-	-	10,649	(179,729)
Furniture and fixture		(193,973)	-	(81,287)	4,744	(284)	4,093	(51,904)	(318,611)
IT equipment		(197,281)	-	(96,768)	8,591	(36)	-	(26,362)	(311,856)
Other assets		-	-	(25,078)	-	-	-	(949)	(26,027)
Total depreciation		(1,540,625)	-	(713,121)	53,268	(5,220)	(2,255)	(103,049)	(2,311,002)
Net total		1,773,889	2,912,482	(118,870)	(20,500)	(5,361)	(75,214)	768,631	5,235,057

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

17. INTANGIBLE ASSETS

	Consolidated
	Useful life range (in years)	2020	Additions	Write-offs	Reversal (provision) of impairment	Transfers	Exchange rate variation	2021
Cost:
Software	2.5 to 10	2,059,150	88,101	(114,805)	-	280,959	179,212	2,492,617
Trademarks and patents (defined useful life)	20 to 25	894,578	-	-	-	-	(4,744)	889,834
Trademarks and patents (indefinite useful life)	-	5,747,057	-	-	-	-	141,566	5,888,623
Goodwill Avon (note 4)	-	13,299,849	-	-	-	-	81,341	13,381,190
Goodwill Emeis Brazil Pty Ltd. (a)	-	142,090	-	-	-	-	1,090	143,180
Goodwill The Body Shop	-	1,946,741	-	-	-	-	116,931	2,063,672
Goodwill acquisition of The Body Shop stores	-	1,456	-	-	-	-	-	1,456
Relationship with retail clients	10	2,785	-	-	-	-	95	2,880
Key money (indefinite useful life) (c)	-	26,769	-	(3,619)	1,984	-	(149)	24,985
Key money (defined useful life) (d)	3 to 18	10,860	2,500	-	(2,288)	(5,555)	8,846	14,363
Relationship with franchisees and sub franchisees and sales representative (e)	7 to 15	2,959,519	-	(446)	-	-	31,485	2,990,558
Technology developed (by acquired subsidiary)	5	1,595,041	-	-	-	-	(14,233)	1,580,808
Intangible under development	2 to 10	108,275	359,834	(1,326)	-	(147,768)	(41,239)	277,776
Total cost		28,794,170	450,435	(120,196)	(304)	127,636	500,201	29,751,942

Accumulated amortization:
Software		(1,022,498)	(373,753)	116,429	-	3,760	(93,705)	(1,369,767)
Trademarks and patents		(100,043)	(45,782)	-	-	-	2,638	(143,187)
Key money		(8,871)	(185)	-	-	1,667	(9,128)	(16,517)
Relationship with retail clients		(2,839)	(286)	-	-	-	(93)	(3,218)
Relationship with franchisees and sub franchisees		(419,061)	(306,451)	446	-	-	(3,983)	(729,049)
Technology developed		(319,009)	(320,183)	-	-	-	6,866	(632,326)
Other intangible assets		(4,721)	(1,280)	1,326	-	-	4,380	(295)
Total accrued amortization		(1,877,042)	(1,047,920)	118,201	-	5,427	(93,025)	(2,894,359)
Net total		26,917,128	(597,485)	(1,995)	(304)	133,063	407,176	26,857,583

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life range (in years)	2019	Acquisition of subsidiary	Additions	Write-offs	Reversal (provision) of impairment	Transfers	Exchange rate variation	2020
Cost:
Software	2.5 to 10	1,313,090	291,555	82,718	(15,095)	-	258,092	128,790	2,059,150
Trademarks and patents (defined useful life)	20 to 25	116,805	517,592	-	-	-	-	260,181	894,578
Trademarks and patents (indefinite useful life)	-	2,171,585	2,022,163	-	-	-	-	1,553,309	5,747,057
Goodwill Avon (note 4)	-	-	11,511,028	-	-	-	-	1,788,821	13,299,849
Goodwill Emeis Brazil Pty Ltd. (a)	-	100,237	-	-	-	-	-	41,853	142,090
Goodwill The Body Shop (b)	-	1,434,369	34,251	-	-	-	-	478,121	1,946,741
Goodwill acquisition of The Body Shop stores	-	1,456	-	-	-	-	-	-	1,456
Relationship with retail clients	10	1,987	-	-	-	-	-	798	2,785
Key money (indefinite useful life) (c)	-	17,801	-	-	-	-	1,315	7,653	26,769
Key money (defined useful life) (d)	3 to 18	12,447	-	150	-	(2,051)	1,647	(1,333)	10,860
Relationship with franchisees and sub franchisees and sales representative (e)	7 to 15	602,958	1,884,249	-	-	-	-	472,312	2,959,519
Technology developed (by acquired subsidiary)	5	-	1,131,573	-	-	-	-	463,468	1,595,041
Other intangible assets	2 to 10	110,288	159	176,015	(15,024)	-	(175,414)	12,251	108,275
Total cost		5,883,023	17,392,570	258,883	(30,119)	(2,051)	85,640	5,206,224	28,794,170

Accumulated amortization:
Software		(649,347)	-	(365,184)	44	-	(3,643)	(4,368)	(1,022,498)
Trademarks and patents		(44,108)	-	(36,548)	-	-	-	(19,387)	(100,043)
Key money		(2,197)	-	(535)	-	-	10	(6,149)	(8,871)
Relationship with retail clients		(1,939)	-	(252)	-	-	-	(648)	(2,839)
Relationship with franchisees and sub franchisees		(95,772)	-	(278,048)	-	-	-	(45,241)	(419,061)
Technology developed		-	-	(294,713)	-	-	-	(24,296)	(319,009)
Other intangible assets		(13,159)	-	(6,496)	15,020	-	-	(86)	(4,721)
Total accrued amortization		(806,522)	-	(981,776)	15,064	-	(3,633)	(100,175)	(1,877,042)
Net total		5,076,501	17,392,570	(722,893)	(15,055)	(2,051)	82,007	5,106,049	26,917,128

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

a)	Goodwill related to the acquisition of subsidiary Emeis Holdings Pty Ltd. acquisition, classified as future economic benefits from synergies. It does not have defined useful life and it is subject to annual impairment tests.
b)	Goodwill related to the acquisition of subsidiary The Body Shop, classified as future economic benefits from synergies. It does not have defined useful life and it is subject to annual impairment tests. In addition, on June 30, 2020, the subsidiary The Body Shop International Limited acquired the entity Aeon Forest Co. Ltd, for R$ 133,275 (¥ 2,632,000). On October 1, 2020, the transaction was concluded and resulted in an assigned amount of goodwill of R$ 34,251.
c)	Key money with indefinite useful life refers to payments made to former tenants, to get the right to rent the property under lease and can be subsequently negotiated with future tenants in the case of termination of the lease agreement. This balance was considered the scope of the lease standard (CPC 06 (R2) / IFRS 16), applicable from January 1, 2019 (note 3.13.1). The balance not reclassified to the Right-of-Use asset, refers to contracts that the standard exempt on the initial date, that is, short-term contracts. The remaining balance is not amortized and is subject to an annual impairment test.
d)	Key money with defined useful life refers to payments made to ex-tenants or lessors, to obtain the right to rent the property under the terms of the lease and which cannot be negotiated or recovered later. This balance was considered as the scope of the lease standard (CPC 06 (R2) / IFRS 16), applicable from January 1, 2019. The balance not reclassified to the Right-of-Use asset, refers to contracts that the standard exempt on the initial date, that is, short-term contracts. The remaining balance is amortized over the term of the agreements.
e)	The balance refers to identifiable intangible assets from relationship with the subsidiary The Body Shop franchisees and sub-franchisees (relationship where the franchisee owns all rights to operate within a territory) and sub-franchisees (relationship where a franchisee operate a single store within a market), with estimated useful life of 15 years.

a)    Impairment test of intangible assets with indefinite useful lives

Goodwill arising from expected future profitability of acquired companies and intangible assets with an indefinite useful life were allocated to the subsidiaries’ CGU groups. The accordance with CPC 01 (R1) / IAS 36 - Impairment of Assets, when a CGU or group of CGU has an intangible asset with an indefinite allocated useful life, the Company must annually perform the impairment test of its carrying amount. The groups of CGU with intangible assets with indefinite useful life as of December 31, 2021 are presented below:

CGU groups	Trademarks and patents		Goodwill		Total
	2021	2020	2021	2020	2021	2020
Natura &Co Latam	5,403	5,403	10,041,156	9,994,861	10,046,559	10,000,264
Avon International	2,991,963	2,850,397	3,340,035	3,304,988	6,331,998	6,155,385
TBS International	3,063,662	2,896,660	2,063,672	1,946,741	5,127,334	4,843,401
Aesop International	-	-	143,180	142,090	143,180	142,090
Total	6,061,028	5,752,460	15,588,043	15,388,680	21,649,071	21,141,140

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

The main assumptions used to calculate the value in use as of December 31, 2021 are presented below:

	Aesop	The Body Shop	Avon International	Natura &Co Latam
Measurement of recoverable value	Discounted cash flow based on financial budgets approved by Board of Directors during a discretionary period of five years with a terminal value projected for the end of the period.
Budgeted gross margin	Gross margins are based on average amounts obtained in the 2 years prior to the beginning of the budgeted period and projections for the next 5 years.
Estimated cost	Costs based on historical data and market trends, optimization of retail and direct sales operations (renewal of the geographical presence of stores, revitalization of the franchise network) and physical expansion with growth in market share.
Revenue Growth rates	Growth rates are initially based on published industry research and adjusted by the expected performance for each segment given the initiatives in place for each segment as well as the respective macroeconomic environment that apply to each segment and are included in the budgets approved by Board of Directors.
Perpetuity growth rate (*)	Constant growth of 4.80%.	Constant growth of 4.40%.	Constant growth of 4.70%.	Constant growth of 5.50%.
Discount rate

Discount rates represent the risk assessment in the current market, specific to each group of CGU, taking into account the value of money over time and the individual risks of related assets that were not incorporated in the assumptions included in the cash flow model. These cash flows were discounted using a discount rate of 13.93% p.a. for business segments of Natura &Co Latam; 11.18% p.a. for Avon International, 8.83% for TBS International and 11.19% for Aesop International, in real terms. The discount rate was based on the weighted average cost of capital that reflects the specific risk of each segment.

(*) The rates are based on published market analyzes and projections regarding the reporting segment in which they operate and adjusted to reflect the assumptions considered by Management in the approved projections and to reflect the inflation differential of other currencies, when applicable.

The Company performed a sensitivity analysis of variables: (i) discount rate and (ii) growth rate in perpetuity, given its potential impacts on cash flows. An increase of 1 percentage point in the discount rate or a decrease of 1 percentage point in the growth rate of the perpetuity of the cash flow of each group of CGU would not result in the need to recognize impairment losses. Based on Management’s assessment, the need to recognize impairment losses for intangible assets with indefinite useful lives in the year ended December 31, 2021 was not identified.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

18. RIGHT OF USE AND LEASE LIABILITIES

a)  Right-of-use assets

	Consolidated
	Useful life in Years (a)	2020	Additions	Write-offs	Impairment (b)	Transfers (c)	Exchange rate variation	2021
Cost:
Vehicles	3	157,867	32,288	(23,519)	-	-	1,426	168,062
Machinery and equipment	3 to 10	53,048	4,278	(24,140)	-	-	443	33,629
Buildings	3 to 10	1,616,833	300,181	(436,405)	(4,690)	3,363	63,736	1,543,018
IT equipment	10	30,000	4,224	(3,904)	-	-	1,483	31,803
Retail stores	3 to 10	3,338,104	505,871	(489,808)	-	3,888	59,540	3,417,595
Tools and accessories	3	3,187	256	(2,460)	-	-	70	1,053
Total cost		5,199,039	847,098	(980,236)	(4,690)	7,251	126,698	5,195,160

Depreciation value:
Vehicles		(63,422)	(50,181)	20,808	-	-	1,286	(91,509)
Machinery and equipment		(21,045)	(10,772)	15,067	-	-	(383)	(17,133)
Buildings		(399,765)	(268,902)	182,535	-	(3,069)	(17,844)	(507,045)
IT equipment		(19,161)	(8,364)	3,904	-	-	(789)	(24,410)
Retail stores		(1,291,346)	(659,109)	485,123	-	-	6,820	(1,458,512)
Tools and accessories		(2,253)	(681)	2,460	-	-	(108)	(582)
Total accrued depreciation		(1,796,992)	(998,009)	709,897	-	(3,069)	(11,018)	(2,099,191)
Net total		3,402,047	(150,912)	(270,338)	(4,690)	4,182	115,680	3,095,969

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life in Years (a)	2019	Subsidiary Acquisition	Additions	Write-offs	Impairment (b)	Transfers (c)	Exchange rate variation	2020
Cost:
Vehicles	3	40,018	42,467	61,878	(441)	-	-	13,945	157,867
Machinery and equipment	3 to 10	15,578	14,034	11,265	-	-	-	12,171	53,048
Buildings	3 to 10	784,900	489,740	146,695	(16,094)	-	-	211,592	1,616,833
IT equipment	10	283	18,429	6,211	(323)	-	-	5,400	30,000
Retail stores	3 to 10	2,350,377	-	384,502	(25,189)	(148,050)	(2,962)	779,426	3,338,104
Tools and accessories	3	2,803	-	-	-	-	-	384	3,187
Total cost		3,193,959	564,670	610,551	(42,047)	(148,050)	(2,962)	1,022,918	5,199,039

Depreciation value:
Vehicles		(8,109)	-	(54,558)	192	-	-	(947)	(63,422)
Machinery and equipment		(4,317)	-	(14,899)	-	-	-	(1,829)	(21,045)
Buildings		(97,190)	-	(291,431)	12,448	-	-	(23,592)	(399,765)
IT equipment		(214)	-	(18,694)	-	-	-	(253)	(19,161)
Retail stores		(463,332)	-	(643,441)	3,527	-	-	(188,100)	(1,291,346)
Tools and accessories		(936)	-	(936)	-	-	-	(381)	(2,253)
Total accrued depreciation		(574,098)	-	(1,023,959)	16,167	-	-	(215,102)	(1,796,992)
Net total		2,619,861	564,670	(413,408)	(25,880)	(148,050)	(2,962)	807,816	3,402,047

a)	The useful lives applied refer to the term of the contracts in which the Company is sure that it will use the assets underlying the lease contracts according to the contractual terms.
b)	On December 31, 2021, an impairment of R$4,690 was recorded referring to the impairment loss of some stores of the Natura and The Body Shop. On December 31, 2020, an impairment of R$148,050 was recorded; out of this amount R$140,050 was related to the legacy stores of subsidiary The Body Shop, which were previously included in the store closure plan, which were subsequently impacted by the effects of pandemic, predominantly in the United States. In the current estimate of the value in use, an annual pre-tax discount rate of 6.59% was used.
c)	Refers to key money related to store rentals. This amount is transferred from “right of use” to "intangible assets” when a new commercial agreement with the lessor is not yet signed.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

	Consolidated
	2021	2020
Amounts recognized in the statement of profit or loss and losses for the years ended December 31, 2021 and 2020
Financial expense on lease	210,669	229,544
Amortization of right-of-use	998,009	1,023,959
Appropriation in the result of variable lease installments not included in the measurement of lease liabilities	70,075	45,952
Sublease revenue	(30,026)	(27,079)
Short-term lease expenses and low-value assets	83,468	72,546
Benefits granted by lessor related to Covid-19	(80,037)	(58,700)
Other lease-related expenses	58,609	40,206
Impairment losses	4,690	144,500
Total	1,315,457	1,470,928

Amounts recognized in the financing activities in the cash flow statement
Lease payments (principal)	1,077,611	843,338
Amounts recognized in the operating activities in the cash flow statement
Lease payments (interest)	219,574	225,420
Variable lease payments, not included in the measurement of lease liabilities	70,787	33,835
Short-term and low-value assets lease payments	74,188	51,675
Other lease-related payments	95,824	82,150
Total	1,537,984	1,236,418

b)  Lease liabilities

	Consolidated
	2021	2020
Current	1,005,523	1,059,661
Non-current	2,542,339	2,798,794
Total	3,547,862	3,858,455

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

Below are the changes in lease liability balances for the year ended December 31, 2021 and 2020:

Consolidated
Balance as of December 31, 2019	2,517,565
New contracts and modifications	559,905
Acquisition of subsidiary	777,200
Lease payments – principal	(843,338)
Lease payments – interest	(225,420)
Appropriation of financial charges	229,544
Write-offs (a)	(193,174)
Exchange rate variation (OCI)	1,036,173
Balance as of December 31, 2020	3,858,455
New contracts and modifications	737,899
Lease payments (principal)	(1,077,611)
Lease payments (interest)	(219,574)
Appropriation of financial charges	210,669
Write-offs (a)	(105,790)
Exchange rate variation (OCI)	143,814
Balance as of December 31, 2021	3,547,862

a) Refers mainly to the termination of contracts related to store leases.

The amount of lease payments, considering the interests payments, and corresponding maturities, are disclosed in note 6.2 item f.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

The maturity analysis of the lease liability non-current balance of are as follows:

	Consolidated
	2021	2020
2022	-	419,240
2023	749,030	408,977
2024	575,223	406,572
2025 onwards (2025 onwards to the year 2020)	716,879	1,564,005
2026 onwards	501,207	-
Total	2,542,339	2,798,794

The table below set forth the rates applied, according to the lease terms:

As described in note 3.13.2, the Company applied its incremental borrowing rate as the discount rate on lease liabilities. Considering that the Company’s lease contracts are substantially contracts with payment flows indexed by inflation indices and, also considering the disclosure suggestions published in CVM Circular Letter 02/19, the Company presents below additional information on the characteristics of the lease contracts so that users of the financial statements may, at its discretion, carry out projections of future payment flows indexed to inflation. Most of the lease liabilities refer to subsidiaries Avon, The Body Shop and Aesop operations, which contracts were signed substantially in developed economies countries. Therefore, for these countries, the potential effects of the discount would not be significant given its history of low inflation rates.

		Contractual Payments - Consolidated
Maturity	Average discount rate	2022	2023	2024	2025	2026	Onwards 2027
2022-2023	0.5% to 10.8%	21,498	10,100	8,829	7,835	5,451	6,048
2024-2026	1.1% to 12.2%	1,182,969	675,518	527,363	637,337	310,950	33,917
2027-2029	1.7% to 14%	30,421	32,638	35,490	38,684	37,527	40,940
2030-2032	2.2% to 15.5%	3,212	2,992	3,390	3,850	4,371	12,645
Total		1,238,100	721,248	575,072	687,706	358,299	93,550
Projected inflation[1]		5%	3%	3%	3%	3%	3%

¹ Rates obtained through future prices of DI coupons versus National Consumer Price Index (IPCA) observed in B3, applied to Brazilian contracts.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

19.   BORROWING, FINANCING AND DEBENTURES

	Reference	Consolidated
		2021	2020
Local currency:
Financing Agency for Studies and Projects FINEP		44,193	73,076
Debentures	A	1,922,732	4,042,515
BNDES		-	7,789
BNDES – FINAME		-	15
Promissory Note (1)		-	773,949
Working capital – Mexico Operation		-	14,453
Working capital – The Body Shop Operation	B	526,743	500,835
Working capital – Avon Operation		164,491	145,495
Notes – Avon (2)	C	4,255,958	4,033,682
Total in local currency		6,914,117	9,591,809

Foreign currency:
BNDES		-	1,639
Representative debt securities (“Notes”) (2)	D	5,523,287	3,969,226
Resolution nº 4131/62	E	279,428	260,239
Total in foreign currency		5,802,715	4,231,104
Grand total		12,716,832	13,822,913

Current		945,069	3,805,649
Non-current		11,771,763	10,017,264

Debentures
Current		350,145	2,169,786
Non-current		1,572,587	1,872,729

(1)	On April 15, 2021, the Company and its subsidiary Natura Cosméticos redeemed the total principal amount due under their respective promissory notes, equivalent to R$500,000 of the Company and R$250,000 of the subsidiary Natura Cosméticos.

(2)	Balances resulting from the business combinations with Avon (Note 4) recorded at the estimated fair value.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

Reference	Currency	Maturity	Charges	Effective interest rate	Guarantees
A	Real	By August 2024	Interest of 112% of the CDI 1.00% + CDI and 1.15% + CDI, with maturity dates in September 2022 and August 2024.	113.0% CDI + 1.15% - CDI +1.30%	None
B	Pounds	April 2024	Sonia + interest 2.9% p.a.	Sonia + interest 2.9% p.a.	“Corporate” guarantee from the subsidiary Natura Cosméticos until December 2021 and “Aval” guarantee from Natura &Co from January 2022.
C	Dollar	March 2023 and March 2043	Interest of 6.45% p.a. and 8.45% p.a.	Interest of 6.45% p.a. and 8.45% p.a.	None
D	Dollar	May 2028	Interest of 4.125% p.a.	5.79%	“Aval” Guarantee from Natura &Co
E	Dollar	May 2022	Sonia + interest 1.1% p.a.	Sonia + interest 1.1% p.a.	“Aval” Guarantee from subsidiary Indústria e Comércio de Cosméticos Natura Ltda.

Changes in the balances of borrowing, financing and debentures for the year ended December 31, 2021 and 2020 are as follows:

Consolidated
Balance as of December 31, 2019	10,786,374
Acquisition of subsidiary	7,250,735
New borrowing and financing	1,354,765
Repayment	(8,483,892)
Appropriation of financial charges, net of new borrowing and financing costs	1,029,705
Financial charges payment	(1,293,094)
Exchange rate variation (unrealized)	973,442
Exchange rate variation (realized)	35,429
Translation effects (OCI)	2,169,449
Balance as of December 31, 2020	13,822,913
New borrowing and financing (a)	6,425,565
Repayment (b)	(7,989,607)
Appropriation of financial charges	661,429
Financial charges payment	(783,935)
Exchange rate variation (unrealized)	252,190
Translation effects (OCI)	328,277
Balance as of December 31, 2021	12,716,832
(a)	New borrowing and financing raised within the year ended December 31, 2021 basically refer to the offer carried out by the Company of the notes linked to the sustainability goals in the amount of USD 1 billion, approximately R$5.6 billion (see note 20.1.iv) and the new credit facility in the amount of one hundred million pounds (£100 million), approximately R$742 million, obtained by subsidiary The Body Shop (see note 20.1.iii).
(b)	The repayment made in the year ended December 31, 2021 mainly refer to the early redemption of the Company’s Notes in the amount of USD 750 million (corresponding to roughly R$4.0 billion, carried out in May 2021 (see note 20.1.iii)) and to the settlements of the 2nd series of the 7th issue of debentures in the amount of R$1,827 million and of the 2nd series of the 9th issue of debentures in the amount of R$308 million, both carried out in September 2021. In addition, on April 15, 2021, the Company and its subsidiary Natura Cosméticos redeemed the total principal amount due under their respective promissory notes, equivalent to R$500,000 of the Company and R$250,000 of the subsidiary Natura Cosméticos.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

The maturities of non-current portion of borrowing, financing and debentures liabilities are as follows:

	Consolidated
	2021	2020
2022	-	586,002
2023	2,812,260	6,306,782
2024 (2024 onwards for 2020)	2,249,609	3,124,480
2025 onwards	6,709,894	-
Total	11,771,763	10,017,264

19.1 Main changes in borrowing and financing

i) Debentures

On September 28, 2017, the Company carried out the 7th issue of simple, registered, book-entry, non-convertible, unsecured debentures of Natura, in the total amount of R$ 2,600,000. A total of 260,000 debentures were issued, of which 77,273 were in the 1st series, with maturity date on September 25, 2020, and 182,727 were in the 2nd series, due on September 25, 2021, with an interest rate of CDI rate + 1.4% p.a. and CDI rate + 1.75% p.a., respectively.

On September 21, 2018, the Company carried out the 9th issue of simple, non-convertible unsecured debentures, with personal guarantee, in three series, for public distribution with restricted placement efforts, in accordance with CVM Instruction 476, in the aggregate amount of R$ 1,000,000, used in the partial early amortization of R$ 1,000,000 related to the 8th issue. The issuance consisted of 100,000 debentures, of which 38,904 were in the 1st series, with maturity date on September 21, 2020, 30,831 were in the 2nd series, with maturity date on September 21, 2021, and 30,265 were in the 3rd series, with maturity date on September 21, 2022, and remuneration corresponding to 109.5%, 110.5% and 112.0%, respectively, of the cumulative variation of the Brazilian Interbank Deposits (“DI”) average daily rates, respectively.

On July 22, 2019, the Company carried out the 10th issue of simple, non-convertible, unsecured debentures in four series, for public distribution with restricted placement efforts, in accordance with CVM Instruction 476, in the aggregate amount of R$1,576,450. A total of 157,645 simple, registered, book-entry, non-convertible and unsecured debentures were issued in four series, without certificate issue or provisory certificate, at a nominal unit value of R$ 10, of which 40,000 were in the 1st series, 9,570 in the 2nd series, 68,623 in the 3rd series, and 39,452 in the 4th series, all with maturity dates on August 26, 2024, and interest corresponding to 100% of the cumulative variation of the Brazilian Interbank Deposits (“DI”) average daily rates plus 1% for the 1st series and 100% of the cumulative variation of the Brazilian Interbank Deposits (“DI”) average daily rates plus 1.15% for other series.

The funds from the 10th issue were used as follows: 1st series: full amortization of the 8th issue of debentures in the amount of R$ 400,000; 2nd series: partial amortization of the 3rd series of the 6th issuance in the amount of R$ 92,820; 3rd series: partial amortization of the 1st series of the 7th issuance in the amount of R$ 664,090; 4th series: partial amortization of the 1st series of the 9th issuance in the amount of R$ 382,960.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

On September 21, 2021, the 2nd series of the 9th issue of debentures in the amount of R$308,000 was fully settled.

On September 28, 2021, the 2nd series of the 7th issue of debentures in the amount of R$1,827,000 was fully settled.

The appropriation of costs related to the issue of debentures in the twelve-month period ended December 31, 2021 was R$3,096 (R$3,888 as of December 31, 2020), recorded monthly under finance expenses, in accordance with the effective interest rate method. As of December 31, 2021, the balance of issue costs to be appropriated is R$ 6,371 (R$ 9,466 as of December 31, 2020).

ii) Working capital – The Body Shop

On December 31, 2020, subsidiary The Body Shop had a credit facility of up to seventy million pounds (£70,000), corresponding to R$500,835, guaranteed by subsidiary Natura Cosméticos, which could be withdrawn in installments to meet its short-term financing needs. This facility was used by the subsidiary The Body Shop during the first quarter of 2021, to reinforce its working capital and liquidity needs by virtue of the Covid-19 pandemic (with annual interest payment of Sonia + 2%). This facility was paid in March 2021.

On April 23, 2021, subsidiary The Body Shop International Limited contracted a facility agreement with UK Export Finance and HSBC Bank PLC in the amount of one hundred million pounds (£100 million), approximately R$742 million, with guarantee from the Company and its subsidiary Natura Cosméticos, as of January 2022, which was fully used by June 30, 2021. This facility agreement will be increased at the Sonia rate + 2.9% per annum, with maturity dates for payment of principal and interest in December 2021, April 2023 and April 2024.

iii) Notes

On May 21, 2021, the full optional early redemption of the Company’s Notes occurred, which were issued in 2018 by subsidiary Natura Cosméticos S.A. in the amount of US$750,000 (roughly R$ 4.0 billion), and the derivative instruments used for covering the respective risks were settled.

iv) ESG debt securities (“Notes ESG”)

On May 4, 2021, Natura Cosméticos concluded the offer of the notes linked to the sustainability goals subject to annual interest of 4.125% and with maturity date on May 3, 2028 (“ESG Notes”) in the total principal amount of US$1.0 billion (approximately R$5.6 billion) and these are guaranteed by the Company. For this offer of notes, derivative instruments were contracted for foreign exchange hedging purposes.

The targets, to be met by 2026, include a reduction in greenhouse gas emissions by 13% and the use of recycled plastic in packaging by at least 25%, which the Company does not have current indications that will not be met.

The appropriation of costs related to the issue of the Company’s ESG Notes for the year ended December 31, 2021 was R$9,777, recorded monthly under finance expenses, in accordance with the terms of the respective issues. The balance of issue costs to be recognized on December 31, 2021 is R$94,300.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

v) Notes - Avon

The subsidiary Avon has the following notes issued:

Notes - Avon	Main US$	Main R$	Annual percentage interest rate	Maturity
Unguaranteed	461,883	2,577,538	6.50%	March 15, 2023
Unguaranteed	216,085	1,205,862	8.45%	March 15, 2043

19.2   Covenants

The contractual covenants associated with the debt contracts of the Company establish the maintenance of minimum financial indicators resulting from the ratio of the division of the net treasury debt by the EBITDA of the last 12 months, as well as non-financial indicators according to each contract. As of December 31, 2021 and 2020, the Company was in compliance with such covenants.
20.    TRADE PAYABLE AND REVERSE FACTORING OPERATIONS

	Consolidated
	2021	2020
Domestic trade payable	5,296,080	5,462,377
Foreign trade payable (a)	1,104,189	1,014,356
Subtotal	6,400,269	6,476,733
Reverse factoring operations (b)	370,310	297,472
Total	6,770,579	6,774,205

a)	Refers to imports mainly denominated in US dollars, Euros and British pounds.

b)	The Company has contracts signed with Banco Itaú Unibanco S.A. to directly structure a reverse factoring operation with the Company’s main suppliers. Further details on these operations are included in note 3.6.2.

21.    TAX LIABILITIES

	Consolidated
	2021	2020
ICMS (ordinary)	150,396	134,165
ICMS-ST provision (a)	58,188	61,521
Taxes on invoicing abroad	340,648	364,291
Withholding tax (IRRF)	148,081	131,368
Other taxes payable - foreign subsidiaries	138,461	136,232
Income tax	7,062	15,943
PIS and COFINS payable	144	11,857
INSS and service tax (ISS) payable	29,359	32,954
Other	8,888	6,490
Total	881,227	894,821

Current	766,430	785,367
Non-current	114,797	109,454
a)	The Company has discussions about the illegality of changes in state laws to charge ICMS-ST. Part of the amount recorded as tax payable but not yet paid is being discussed in court by Company, and in some cases, the amounts are deposited in court, as mentioned in note 13.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

22.    PROVISION FOR TAX, CIVIL AND LABOR RISKS

The Company is involved in certain legal issues arising in the normal course of its business, which include civil, tax, social security, labor, business and other proceedings.

The Company’s Management believes that, based on the elements existing on the base date of these financial statements, the provision for tax, civil, labor, commercial and other risks is sufficient to cover possible losses on administrative and legal proceedings, as shown below.

22.1 Contingencies assessed as probable risk of loss

The changes in the provision for tax, civil and labor risks and contingent liabilities are presented below:
		Consolidated
	Tax		Civil		Labor		Contingent liabilities (business combination)		Total
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Balance at the beginning of the year	931,771	127,842	219,374	30,653	251,339	61,571	797,693	-	2,200,177	220,066
Acquisition of subsidiary (1)	-	671,667	-	102,208	-	163,962	-	820,103	-	1,757,940
Additions	47,116	169,824	181,856	329,294	90,855	44,566	(22)	9,772	319,805	553,456
Reversals (2)	(78,488)	(71,797)	(35,433)	(62,013)	(77,727)	(4,601)	(195,070)	(67,482)	(386,718)	(205,893)
Payments	(4,965)	(54,590)	(88,266)	(118,047)	(39,553)	(48,792)	-	-	(132,784)	(221,429)
Inflation adjustment	4,698	5,623	2,723	4,164	7,860	6,508	10,450	21,671	25,731	37,966
Exchange rate variation (OCI)	(25,609)	83,202	12,471	32,424	2,201	27,284	(15,466)	13,629	(26,403)	156,539
Transfers (3)	(12,429)	-	12,965	(99,309)	(1,503)	841	-	-	(967)	(98,468)
Balance as of the end of the year	862,094	931,771	305,690	219,374	233,472	251,339	597,585	797,693	1,998,841	2,200,177

Current									230,097	199,733
Non-current									1,768,744	2,000,444
(1)	Amounts arising from tax, labor and civil lawsuits with probability of possible and remote loss in the amount of R$709,751, R$55,624 and R$119,572, respectively, measured and recorded at the estimated fair value resulting from the business combination with Avon, in accordance with paragraph 23 of CPC 15/IFRS 3, additionally, the fair value of contingent liabilities includes liabilities assumed and recognized by Avon prior to the allocation of fair value, in the amount of R$872,993.

(2)	Reversals mainly refer to adhesion to state tax amnesty programs and change of labor proceedings estimates.

(3)	Amounts related to the 2020 period resulted from other liabilities of subsidiary Avon related to proceedings previously recognized as contingent liabilities being reclassified as other trade accounts payable.

22.1.1   Tax

Consolidated tax contingencies classified as probable risk of loss mainly involve discussions about the illegality of changes in state laws for the collection of ICMS. Part of the amount not paid is being discussed in court, and in some cases, the amounts are deposited in court, as mentioned in note 13. The tax provision also includes attorneys’ fees for the sponsorship of tax proceedings, when applicable.

22.1.2   Civil, commercial and other

As of December 31, 2021, the Company is party to commercial and other civil lawsuits and procedures, mainly related to indemnity claims. Provisions are periodically reviewed based on the evolution of processes and the evolution of jurisprudence to reflect the best estimate.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

a)    Talc-related disputes

The subsidiary Avon has been named a defendant in numerous personal injury lawsuits filed in U.S. courts, alleging that certain talc products the Avon sold in the past were contaminated with asbestos. Many of these actions involve a number of co-defendants from a variety of different industries, including manufacturers of cosmetics and manufacturers of other products that, unlike the Avon’s products, were designed to contain asbestos. As of December 31, 2021, there were 151 individual cases pending against the Avon. During the year ended December 31, 2021, 107 new cases were shelved, and 120 cases were dismissed, settled or otherwise settled. The value of the settlements was not material, either individually or in the aggregate, to the Avon’s results of operations for the year ended December 31, 2021. Additional similar cases arising out of the use of the Avon’s talc products are reasonably anticipated.

We believe that the claims asserted against us in these cases are without merit. We are defending vigorously against these claims and will continue to do so. To date, the Avon has not proceeded to trial in any case filed against it and there have been no findings of liability enforceable against the Company. However, nationwide trial results in similar cases filed against other manufacturers of cosmetic talc products have ranged from outright dismissals to very large jury awards of both compensatory and punitive damages. Given the inherent uncertainties of litigation, we cannot predict the outcome of all individual cases pending against the Company, and we are only able to make a specific estimate for a small number of individual cases that have advanced to the later stages of legal proceedings. For the remaining cases, we reserve an estimate of exposure on an aggregated and ongoing basis, which considers the historical outcomes of all cases we have resolved to date. Any accruals currently recorded on the Avon’s balance sheet with respect to these cases are not material. However, any adverse outcomes, either in an individual case or in the aggregate, could be material. Future costs to litigate these cases, which we expense as incurred, are not known but may be significant, though some costs will be covered by insurance.

22.1.3   Labor

The Company, as of December 31, 2021, is a party in labor claims filed by former employees and service providers, mainly related to the payment of severance pay, overtime, salary premiums and monies owed as a result of subsidiary liability and discussion about the recognition of any employment relationship. None of these processes is individually relevant. Provisions are periodically reviewed based on the progress of lawsuits and history of losses on labor claims to reflect the best estimate.

22.2   Contingencies assessed as possible risk of loss

The Company has contingencies whose expectation of loss assessed by the Company’s Management and supported by the legal advisors is classified as possible and, therefore, no provision has been recorded.

As of December 31, 2021, the contingencies classified as possible loss probability totaled R$10,193,858 (R$9,559,551 as of December 31, 2020), of which R$597,585 (R$797,693 as of December 31, 2020) were recorded at the estimated fair value resulting from the business combinations with Avon Products Inc., shown in the table above.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

	Consolidated
	2021	2020
Tax	9,884,541	9,205,601
Civil	128,479	133,302
Labor	180,838	220,648
Total contingent liabilities	10,193,858	9,559,551

22.2.1   Tax

Below are the most relevant tax contingencies related to the following matters:

a)	Infraction notices in which the Brazilian Federal Revenue Office requires IPI tax debts, due to the alleged non-observance of the minimum tax base, provided for in the legislation, when sales transactions destined to interdependent wholesalers. Currently, tax assessment notices are pending judgment at the administrative court level. As of December 31, 2021, the total amount under discussion classified as possible loss is R$2,009,562 (R$1,963,984 on December 31, 2020).

b)	Lawsuits in which the industrial establishment equivalence is discussed, as provided for in the Decree No. 8393/2015, which now requires IPI taxation of products listed in the referred legal provision in outbound transactions carried out by interdependent wholesalers. On December 31, 2021, the amount under discussion is R$1,907,246 (R$1,660,532 on December 31, 2020).

c)	Administrative and judicial processes that discuss the illegality of changes in Federal State laws regarding the collection of ICMS and ICMS-ST. As of December 31, 2021, the total amount under discussion is R$1,560,023 (R$1,503,657 as of December 31, 2020).

d)	Infraction notices in which the Brazilian Federal Revenue Office requires IRPJ and CSLL tax debts to challenge the tax deductibility of the amortization of goodwill generated in the context of a corporate reorganization between related parties. Currently, the legality of the administrative decisions that rejected the motions for clarification presented to challenge the special appeals dismissed is being discussed in the courts. As of December 31, 2021, the total amount under discussion classified as possible loss is R$1,419,237 (R$1,396,782 as of December 31, 2020).

e)	Infraction notices in which the Finance Department of the São Paulo Federal State requires the collection of ICMS-ST, which was fully collected by the recipient of the goods, the distributor. Currently, the process is pending judgment at the administrative court level. As of December 31, 2021, the total amount under discussion classified as possible loss is R$539,561 (R$529,660 as of December 31, 2020).

f)	Infraction notices in which the Brazilian Federal Revenue Office requires IPI tax debts for disagreeing with the tax classification adopted by the Company for some products. The tax assessment notices are awaiting judgment at the administrative court level. As of December 31, 2021, the total amount under discussion is R$662,991 (R$524,500 as of December 31, 2020).

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

22.2.2        Civil, commercial and other

Below are the most relevant contingencies related to the following matters:

a)      Shareholder disputes

On February 14, 2019, a purported shareholder’s class action complaint (Bevinal v. Avon Products, Inc., et al., No. 19-cv-1420) was filed in the United States District Court for the Southern District of New York against the Avon and certain former executive officers of Avon. The complaint was subsequently amended and recaptioned “In re Avon Products, Inc. Securities Litigation”. The amended complaint is brought on behalf of a purported class consisting of all purchasers or acquirers of Avon common stock between January 21, 2016 and November 1, 2017, inclusive. The complaint asserts violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) based on allegedly false or misleading statements and alleged market manipulation with respect to, among other things, changes made to Avon’s credit terms for Representatives in Brazil. The subsidiary Avon and the individual defendants filed a motion to dismiss which the court denied. During 2020, the parties reached an agreement on a settlement of this class action. The terms of settlement include releases by members of the class of claims against subsidiary Avon and the individual defendants and payment of R$ 75,352. Approximately R$ 10,393 of the settlement was paid by the Avon (which represented the remaining deductible under the Avon’s applicable insurance policies) and the remainder of the settlement was paid by subsidiary Avon’s insurers. On August 31, 2020, the court granted preliminary approval of the settlement, and on February 3, 2021, the court entered an order and judgment granting final approval of the settlement.

22.3     ICMS on PIS and COFINS base

On May 13, 2021, the Brazilian Federal Supreme Court partially granted the motion to clarify filed by the Federal Government (Extraordinary Appeal No. 574.706/PR), aiming at restricting the effects of the decision, with general repercussion, that the ICMS does not integrate the tax base for purposes of assessment of the Profit Participation Program (PIS) and of the Contribution for the Financing of the Social Security (COFINS) and also determining that (i) the decision should produce effects as of March 15, 2017 (merit judgment), except for the court actions and administrative proceedings filed until such date; and (ii) the ICMS to be excluded from the PIS and COFINS base is the one indicated in the invoices.

As a result of this decision, and after reviewing in detail the calculations related to such credits, the Company recognized, during the year ended December 31, 2021, the credits arising from such discussion in the amount of R$135,297.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)
23.    OTHER LIABILITIES

	Consolidated
	2021	2020
Pension and post-employment health care plans(a)	673,458	783,184
Deferred revenue from performance obligations with customers (b)	393,046	422,353
Provisions for incentives to consultants	286,791	292,034
Provisions for operating expenses (marketing / technology, etc.) (c)	601,841	535,276
Provision for store renovation	105,165	99,702
Crer Para Ver (d)	90,655	75,508
Provisions for rentals (e)	55,500	70,598
Provision for restructuring (f)	103,760	68,954
Long-term incentives (g)	6,302	52,745
Insurance payables	127,413	159,094
Other Liabilities(h)	214,635	245,526
Total	2,658,566	2,804,973

Current	1,716,110	1,691,834
Non-current	942,456	1,113,139

(*) some amounts originally presented as of December 31, 2020 were reclassified for a better disclosure, including the balance related to discontinued operations that is disclosed in note 23.

a)	As of December 31, 2021, there is R$445,804 (R$609,691 as of December 31, 2020) related to Avon's pension plans, and R$34,774 (R$39,029 as of December 31, 2020) related to post-employment plans of subsidiary Avon, and R$124,649 (R$134,194 as of December 31, 2020) related to post-employment healthcare plans of subsidiary Natura Cosmeticos and R$68,230 as of December 31, 2021 related to post-employment healthcare plans of subsidiary Natura &Co International.
b)	Refers to the deferral of revenue of performance obligations related to loyalty programs based on points, sale of gift cards not yet converted into products and programs and events to honor direct selling consultants, of which R$235,308 (R$318,686 as of December 31, 2020) related to subsidiary Avon, R$121,341 (R$103,667 as of December 31, 2020) related to subsidiary Natura Cosmeticos consolidated and R$36,397 related to subsidiary Natura & Co International.
c)	Refers to the Company’s operating provisions mainly due to spending on provision of technology services, marketing and advertising.
d)	Refers to Social program contribution for developing the quality of education.
e)	Refers to the (grace) period granted by lessors for the start of payment of rental of certain retail stores, for rental agreements that were not included in the initial measurement of lease liabilities / right of use of the subsidiary The Body Shop, in accordance with the exceptions permitted under IFRS 16 / (CPC 06 (R2)).
f)	Provision for costs directly related to the plan for integration and changes in the organizational structure, mainly of subsidiary Avon organizational structure.
g)	Refers substantially to the variable remuneration plans for subsidiary Avon executive officers.
h)	Refers to several provisions such as indemnities and long-term contractual obligations.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

Post-employment health care and Pension plan

a)       Defined benefit pension and postretirement plans (Avon)

The subsidiary Avon has contributory and noncontributory defined benefit retirement plans for substantially all of its employees. The benefits of these plans are generally based on the employee’s length of service and the average compensation near retirement, and certain plans have vesting requirements. The plans are funded based on legal requirements and cash flow.

The largest defined benefit pension plan of the subsidiary Avon outside the United States (“US”) is in the United Kingdom (“UK”). The UK defined benefit pension plan was frozen for future accruals as of April 1, 2013. The US defined benefit pension plan, the Avon Products, Inc. Personal Retirement Account Plan (the “PRA”), is closed to employees hired on or after January 1, 2015. Qualified retirement benefits for US-based employees hired on or after January 1, 2015 will be provided exclusively through Personal Savings Account Plan (the “PSA”), as described in note 29.3.

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligation was carried out on December 31, 2021. The present value of the defined benefit obligation and the respective cost of current services and cost of past services were measured at projected unit credit method.

The change in actuarial liabilities for the years ended December 31, 2021 and 2020 are shown below:
	Pension plan
	2021	2020
Balance at beginning of year	609,961	413,070
Cost of services – current	24,660	28,015
Interest cost – recognized in the income statement	10,934	13,760
Administrative costs	2,698	2,476
Company contributions	(49,516)	(17,212)
Benefits paid	(6,413)	(4,611)
Actuarial gain (loss) in OCI	(99,991)	74,460
Reclassifications	18,045	(14,451)
Others	(72,252)	(2,814)
Foreign currency changes	7,678	117,268
Balance at end of year	445,804	609,961

The significant actuarial assumptions for the determination of the actuarial liability are discount rate and rate of compensation increase. The details of the assumptions are as follows:

	2021	2020
Discount rate	0.65% to 9.20%	0.30 to 8.50%
Rate of compensation increase	1.80% to 6.60%	1.80% to 6.60%

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

The fair values of each major class of plan assets are presented below:

	Consolidated
	2021	2020
Cash and cash equivalent	191,958	173,563
Equity instruments of other entities	1,066,370	918,222
Government bonds	1,482,650	2,633,587
Corporate bonds	1,802,394	525,886
Real estate	12,834	8,314
Other	12,276	10,393
Total	4,568,482	4,269,965

b)       Post-employment health care plan (Natura Cosméticos)

Post-employment health care plan as detailed in note 3.19.4. The number of active employees eligible for the healthcare plan after termination is closed to new inclusions. As of December 31, 2021 and 2020, the obligation weighted average duration is around 20.0 and 19.8 years, respectively, and its actuarial calculation base is as follows:

➢   993 (2020: 1,064) active employees of the subsidiaries Natura Cosméticos and Natura Indústria;

➢   473 (2020: 537) retired and dependent on the subsidiaries Natura Cosméticos and Natura Indústria.

The actuarial liability was calculated, as of December 31, 2021 and 2020, considering the following main assumptions:

	2021	2020
Discount rate	9.01%	7.02%
Initial growth rate of medical cost	4.25%	3.75%
Inflation rate	3.40%	3.10%
Final growth rate of medical cost	7.79%	6.97%
Growth rate of medical costs due to aging - costs	Per age range 1.25% to 4.75% p.a.	Per age range 1.25% to 4.75% p.a.
Growth rate of medical costs by aging - contributions	0.00%	0.00%
Percentage of adherence to the plan in retirement	Bradesco Plan 60.00% / Unimed Plan 85.00%	Bradesco Plan 69.00% / Unimed Plan 84.00%
Schedule of disabled mortality	Mercer Disability	Mercer Disability
Schedule of mortality	AT-2000	AT-2000
Schedule of turnover	Proportional calculation at the time of service	Proportional calculation at the time of service

Increasing the initial level of growth in medical costs at a real rate of 4.25% and increasing the annual discount rate from 7.02% to 9.01% generated a gain of R$28,254 in OCI.

The table below sets forth the medical inflation rate and the discount rate sensitivity analysis, and their respective effect on the balance (present value of the obligation, or “PVO”) accounted as on the actuarial liabilities (maintaining the other assumptions):
	Rate	Chance	PVO
Discount rate	9.01%	0.5% increase	105,731
Discount rate	9.01%	0.5% decrease	148,971
Rate of compensation	7.79%	1% increase	148,175
Rate of compensation	7.79%	1% decrease	105,933

The changes of actuarial liabilities for the years ended December 31, 2021 and 2020, is set forth in the table below:
	Consolidated
	2021	2020
Balance at the beginning of the year	134,194	98,792
Cost of the current service of subsidiary Natura Cosméticos	939	620
Cost of interest	9,326	7,223
Expenses paid	(2,679)	(2,069)
Actuarial gains (losses) in OCI	(17,131)	29,628
Balance at end of year	124,649	134,194

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)
24.     SHAREHOLDER’S EQUITY

24.1        Capital Stock

As of December 31, 2021, the capital stock is R$12,481,683, consisting of 1,379,584,737 registered common shares, with no par value (R$12,377,999, composed of 1,375,158,636 shares as of December 31, 2020).

24.2        Dividends and interest on shareholder's equity payable

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

In addition, dividends were proposed for the year ended December 31, 2021 in the amount of R$ 180,772, equivalent to the remuneration of R$0.1315 per share based on earnings in the period. According to the Company’s bylaws and in the article 197 of law nr. 6.604/76 the amount of R$133,616 referring to the portion of minimum mandatory dividends exceeding the realized net income for the year will be submitted to approval in the Annual General Meeting to be held in April 2022, for constitution of unrealized profit reserve.

The Board of Directors may pay or credit interest on net equity in accordance with applicable law.

24.3        Treasury shares

As of December 31, 2021 and 2020, item “Treasury shares” has the following composition:

	Number of shares	Amount R$ (thousands)	Average price per share - R$
Balance as of December 31, 2020	316,701	11,667	38.04
Used	(754,719)	(34,438)	45.63
Acquired	5,337,558	174,113	32.62
Balance as of December 31, 2021	4,899,540	151,342	30.89

The minimum and maximum cost of the balance of treasury shares as of December 31, 2021 and 2020 are R$25.74 and R$50.93, respectively.

24.4        Capital reserve

In the year ended December 31, 2021, the capital reserve had decreased by R$650,196, due to the absorption of losses, for the year ended December 31, 2020, and an increase of R$76,865 (R$52,041 as of December 31, 2020) referring to the changes of the purchase option and restricted share plans.

The acquisition of the subsidiary Avon resulted in the issue of Natura &Co shares for the total subscription amount of R$ 13,274,894. Of this amount, R$ 3,397,746 were allocated to the share capital account and the remainder amount of R$ 9,877,148 were allocated to the Company’s capital reserve. This incorporation of shares was approved at the Company’s Board of Directors meeting held on January 3, 2020.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

The approval of the capital increase of R$ 2,000,000, approved on June 30, 2020, allocated the amount R$ 1,118 to the capital reserve.

The capital reserve decreased by R$147,592 in the year ended December 31, 2020, due to the allocation to the profit reserve and an increase of R$ 58,496, due to the effects of IAS 29 - Accounting in Hyperinflationary Economy (CPC 42), and an increase of R$52,041 referring to the changes of the purchase option and restricted share plans.

The capital reserve as of December 31, 2021 amounted to R$10,478,804 (R$11,052,135 as of December 31, 2020).

24.5        Legal profit reserve

On December 31, 2021, the profit reserve increase by R$751,057 (R$269,186 as of December 31, 2020), being (i) increase of R$870,749 related to profit retention reserve; (ii) decrease of R$6,390 related to the movement of stock option plans and restricted shares and (iii) decrease of R$113,302 referring to the reclassification of subvention reserve.

The retained profit reserve balance as of December 31, 2021 was R$871,223 (R$120,166 as of December 31, 2020).

24.6        Cumulative translation adjustment – Other comprehensive income

The Company recognizes in this equity item the exchange rate variation effect from investments in foreign subsidiaries, including exchange rate variations in a hyperinflationary economy, actuarial gains and losses arising from the employee benefit plan, and the effect from cash flow hedge operations. For exchange rate variation, the accumulated effect will be reversed to income statement as a gain or loss only in the event of disposal or write-off of the investment. For actuarial losses and gains, the amounts will be recognized when the actuarial liability is remeasured. The cash flow hedge transactions are transferred to the income statement in case an ineffective portion is identified or when the hedge relationship is terminated.
F-95

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

25. OPERATING SEGMENT

The determination of the Company’s operating segments is based on its Corporate Governance structure, which divides the business into the following segments for purposes of decision making and Management analysis.

Since January 3, 2020, as a result of the acquisition of Avon, the Company’s Management has the following corporate governance structure:

➢	Natura &Co Latam Operation – all operations of the subsidiaries Natura Cosméticos, Avon, Aesop and TBS located in Brazil and Latin America;
➢	Avon International – all operations of the subsidiary Avon, except for Avon operations located in Brazil and Latin America;
➢	The Body Shop International – all operations of the subsidiary The Body Shop, except for The Body Shop operations located in Brazil and Latin America; and
➢	Aesop International - all operations of the subsidiary Aesop, except for Aesop operations located in Brazil and Latin America.

Segment performance is evaluated primarily by earnings before interest, tax, depreciation and amortization as shown below.

The Company’s Management also analyzes revenues at various levels, mainly through the sales channels: direct sales, operations in the retail market, e-commerce, B2B and franchises. However, the segregation by this type of operation is not yet considered significant for disclosures by Management.

Net revenue by segment is as follows for the year ended December 31, 2021:

➢	Natura &Co Latam – 55.8%
➢	Avon International – 23.2%
➢	The Body Shop International – 14.5%
➢	Aesop International – 6.5%

The accounting policies for each segment are applied uniformly as described in note 3.

The following tables provide the summarized financial information related to the segments and geographic distribution of the Company’s commercial operations for December 31, 2021 and 2020.

25.1 Operating segments

	2021
	Reconciliation to net income (loss) for the year
	Financial Revenue	Performance assessed by the Company	Depreciation and amortization	Financial income	Financial expense	Income tax	Net income (loss)
Natura &Co Latam	22,413,401	2,595,653	(871,973)	3,181,237	(3,881,418)	165,137	1,188,636
Avon International[1]	9,329,325	272,655	(830,931)	421,123	(894,318)	210,705	(919,316)
The Body Shop International[1]	5,821,776	1,023,095	(795,127)	63,939	(137,834)	(158,973)	(4,900)
Aesop International[1]	2,600,185	622,944	(293,492)	30,380	(75,372)	(90,277)	194,183
Corporate expenses	-	(604,594)	-	309,884	(44,598)	921,394	582,086
Consolidated	40,164,687	3,909,753	(2,791,523)	4,006,563	(5,033,540)	1,047,986	1,040,689
F-96

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

	2020
	Reconciliation to net income (loss) for the year
	Financial Revenue	Performance assessed by the company	Depreciation and amortization	Financial income	Financial expense	Income tax	Income (loss)
Natura &Co Latam	20,542,345	2,369,517	(874,584)	3,402,578	(3,891,641)	(428,191)	577,679
Avon International[1]	9,097,375	185,914	(814,678)	979,267	(1,442,216)	(121,603)	(1,213,315)
The Body Shop International[1]	5,332,922	935,255	(761,224)	82,736	(157,705)	(66,626)	32,436
Aesop International[1]	1,949,338	606,544	(268,092)	23,152	(72,056)	(55,219)	234,328
Corporate expenses	-	(731,889)	(278)	250,658	(210,192)	396,895	(294,806)
Consolidated	36,921,980	3,365,339	(2,718,856)	4,738,391	(5,773,810)	(274,744)	(663,678)

	2019
	Reconciliation to net income (loss) for the year
	Financial Revenue	Performance assessed by the company	Depreciation and amortization	Financial income	Financial expense	Income tax	Income (loss)
Natura &Co Latam	9,113,856	1,372,172	(370,953)	1,893,333	(2,613,294)	41,623	322,880
The Body Shop International[1]	4,028,660	806,357	(559,921)	44,953	(99,765)	(37,736)	153,888
Aesop International[1]	1,302,174	351,944	(186,542)	9,337	(34,204)	(47,768)	92,768
Corporate expenses	-	(61,809)	-	8,161	(48,611)	(311,810)	(414,069)
Consolidated	14,444,690	2,468,664	(1,117,416)	1,955,784	(2,795,874)	(355,691)	155,467

	2021				2020
	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-current assets	Total assets	Current liabilities	Non-current liabilities
Natura &Co Latam	18,060,879	29,580,551	7,462,550	8,794,843	20,228,016	30,706,123	9,349,461	9,060,600
Avon International[1]	14,286,498	17,512,750	2,783,907	5,100,109	12,486,733	16,036,743	3,467,099	5,625,774
The Body Shop International[1]	8,166,363	10,813,064	1,690,622	2,485,200	7,821,884	10,474,191	2,291,459	1,812,991
Aesop International[1]	1,520,514	2,542,125	610,451	648,695	1,395,628	2,148,869	488,662	618,531
Corporate expenses	964,359	-	1,146,347	1,159,041	250,516	1,551,671	562,905	253,007
Consolidated	42,998,613	60,448,490	13,693,877	18,187,888	42,182,777	60,917,597	16,159,586	17,370,903

	2020				2019
	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-current assets	Total assets	Current liabilities	Non-current liabilities
Natura &Co Latam	20,228,016	30,706,123	9,349,461	9,060,600	4,574,087	9,328,858	3,116,454	8,235,678
Avon International[1]	12,486,733	16,036,743	3,467,099	5,625,774	-	-	-	-
The Body Shop International[1]	7,821,884	10,474,191	2,291,459	1,812,991	6,146,960	7,369,250	1,065,447	1,477,149
Aesop International[1]	1,395,628	2,148,869	488,662	618,531	1,033,408	1,435,830	255,616	590,917
Corporate expenses	250,516	1,551,671	562,905	253,007	-	3,050,574	3,080,906	-
Consolidated	42,182,777	60,917,597	16,159,586	17,370,903	11,754,455	21,184,512	7,518,423	10,303,744

1 The operations of these segments located in Latin American countries (Latam) are presented in the Natura &Co Latam segment.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

25.2 Net revenue and non-current assets, by geographical area of operations

	Net revenue			Non-current assets
	2021	2020	2019	2021	2020
Asia	3,719,131	2,929,063	782,940	1,216,942	768,878
North America	6,227,104	5,120,953	1,750,957	6,459,026	5,939,728
Mexico	3,879,033	3,205,609	767,361	3,640,644	3,263,833
Other	2,348,070	1,915,344	983,596	2,818,382	2,675,896
South America	17,436,131	16,484,363	8,340,025	14,250,548	14,810,020
Brazil	10,481,869	11,113,810	6,324,227	11,953,325	12,159,245
Argentina	2,973,638	1,999,461	794,749	1,036,205	1,041,392
Other	3,980,624	3,371,092	1,221,049	1,261,018	1,609,383
Europe, Middle East and Africa (EMEA)	11,771,601	11,580,586	2,909,968	19,276,178	19,615,198
United Kingdom	4,187,200	4,117,699	2,115,385	12,162,597	17,059,017
Other	7,584,402	7,462,887	794,583	7,113,581	2,556,181
Oceania	1,010,721	807,015	660,800	1,795,919	1,048,953
Consolidated	40,164,687	36,921,980	14,444,690	42,998,613	42,182,777

There is no other individual foreign country that represents more than 10% of net revenue or non-current assets in the foreign market for the years ended December 31, 2021, 2020, and 2019.
F-98

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

26. NET REVENUE

	Consolidated
Revenue:	2021	2020	2019
Domestic market	14,329,931	15,373,742	8,907,766
Foreign market	36,894,728	31,784,934	10,739,036
Other sales	418,217	538,942	61,302
Subtotal	51,642,876	47,697,618	19,708,104

Returns and cancellations	(644,693)	(617,140)	(73,183)
Commercial discounts and rebates	(1,238,667)	(1,062,204)	(1,292,134)
Taxes on sales	(9,594,829)	(9,096,294)	(3,898,097)
Subtotal	(11,478,189)	(10,775,638)	(5,263,414)
Total net revenue	40,164,687	36,921,980	14,444,690

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

27. OPERATING INCOME (EXPENSES) AND COST OF SALES

Classified by function	Consolidated
	2021	2020	2019
Cost of sales	14,011,525	13,229,715	4,033,454
Selling, marketing and logistics expenses	16,999,225	15,702,787	6,395,586
Administrative, R&D, IT, and project expenses	6,958,866	5,955,996	2,405,576
Total	37,969,616	34,888,498	12,834,616
Classified by nature
Cost of sales	14,011,525	13,229,715	4,033,454
Raw material/packaging material/resale	12,115,805	11,222,801	3,457,481
Employee benefits expense (note 29)	568,936	638,525	293,374
Depreciation and amortization	254,476	215,355	57,443
Other	1,072,308	1,153,034	225,156

Selling, marketing and logistics expenses	16,999,225	15,702,787	6,395,586
Logistics costs	2,654,546	2,479,156	797,055
Personnel expenses (note 29)	4,547,391	4,198,147	1,667,202
Marketing, sales force and other selling expenses	8,388,848	7,568,365	3,164,875
Depreciation and amortization	1,405,423	1,301,657	766,454
Impairment	3,017	155,462	-

Administrative, R&D, IT and project expenses	6,958,866	5,955,996	2,405,576
Innovation expenses	223,472	270,256	89,675
Personnel expenses (note 29)	2,886,281	2,498,024	1,223,586
Other administrative expenses	2,717,489	1,985,872	798,796
Depreciation and amortization	1,131,624	1,201,844	293,519

Total	37,969,616	34,888,498	12,834,616
F-100

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

28.      EMPLOYEE BENEFITS

	Consolidated
	2021	2020	2019
Payroll, profit sharing and bonuses	5,911,837	5,407,990	2,315,517
Pension Plan	243,511	186,373	93,528
Share-based payments and social charges (note 32.3) (a)	228,131	231,962	118,608
Health care, food and other benefits	712,983	684,992	253,510
Charges, taxes and social contributions	701,521	635,248	231,384
INSS	204,625	188,131	171,615
Total	8,002,608	7,334,696	3,184,162

a)     The variation in the subsidiary over 2021 is basically due to transfer of employees from Natura Cosmeticos S.A. to Natura &Co Holding, as well as the increase for the 2021 grant, net of social charges associated with the variation in the value of the Company's share.

28.1   Share-based payments

The share-based payment plans that were in place before the corporate restructuring on December 18, 2019 were originally granted considering Natura Cosméticos shares that were traded at B3. As a result of the corporate restructuring, Natura Cosméticos shares originally granted were replaced by the Natura &Co's shares. Such modification did not impact the executives and the respective plans.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

Awards granted in 2021

The awards granted in 2021 are either related to the “Co-Investment Plan” or the “Long-Term Incentive Plan” program.

Under the “Co-Investment Plan”, eligible employees may invest part of their payout from the Profit Share Program in the purchase of Natura &Co Holding’s shares. Natura &Co Holding will then grant awards ("Matching Awards”) to match such purchased shares on a 1:1 ratio. The Matching Awards vest in 3 equal instalments over three years.

The “Long-Term Incentive Plan” consists of granting of Natura &Co Holding’s shares to eligible employees. Certain “Long-Term Incentive Plan” awards are only subject to a requirement to remain in employment over the vesting period. The awards referred to as “Performance Shares” are subject to both a requirement to remain employed over the vesting period and meeting certain performance conditions.

The changes in the number of outstanding share-based awards are as follows:

	Stock Option Plan and Strategy Acceleration Plan
	Average exercise price per option – R$	Options (thousands)
Balance as of December 31, 2020	16.43	15,523
Granted	30.87	6,650
Expired/Canceled	20.76	(183)
Exercised	18.80	(1,853)
Balance as of December 31, 2021	21.05	20,137

	Restricted shares (thousands)	Performance shares (thousands)
Balance as of December 31, 2020	4,361	5,579
Granted	3,435	3,402
Expired/Canceled	(590)	(936)
Exercised	(1,712)	-
Balance as of December 31, 2021	5,494	8,045

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

The number of shares above and throughout this disclosure note:

  Do not include the Avon Products Inc. plans that were in place prior to the acquisition by Natura &Co, as covered in the separate section 29.2 below;
  Are shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019;
  Are presented using B3 equivalents for awards that are to be exercised / settled in ADRs, to ensure consistency;
  The number of performance shares is disclosed assuming achievement of performance conditions at target, whereas the expense recognized in the year reflects the latest reassessment of the number of awards expected to vest.

The share-based payment expense recognized in the year ended December 31, 2021 amounted to net of social charges R$ 228,133 (R$ 231,939 as of December 31, 2020).

The outstanding share-based awards as at the end of the period have the following maturity dates, fair values and exercise prices

As of December 31, 2021 - StockOptions

Grant date	Conditions for acquiring the rights from grant date	Exercise price - R$	Fair value at grant date (R$)	Existing shares (thousands)	Maximum remaining contractual life (years)	Vested options (thousands)
March 17, 2014	From 2 to 4 years of service	28.94	4.27	82	0.2	82
March 16, 2015	From 2 to 4 years of service	13.47	4.85 to 5.29	104	1.2	104
July 28, 2015 (Acceleration Strategy)	From 4 to 5 years of service	12.77	6.20 to 6.23	495	1.6	495
March 15, 2016	From 2 to 4 years of service	12.71	7.16 to 7.43	93	2.2	93
July 11, 2016 (Acceleration Strategy)	From 4 to 5 years of service	11.28	6.84 to 6.89	1,650	2.5	1,650
March 10, 2017	From 2 to 4 years of service	12.46	6.65 to 6.68	378	3.2	378
March 10, 2017 (Acceleration Strategy)	From 4 to 5 years of service	12.46	6.87 to 6.89	2,000	3.2	895
March 12, 2018	From 2 to 4 years of service	16.83	7.96 to 8.21	1,554	4.2	890
March 12, 2018 Acceleration strategy)	From 3 to 5 years of service	12.04 to 16.83	8.21 to 9.67	3,800	4.2	950
April 12, 2019	From 2 to 4 years of service	23.41	11.71 to 11.82	1,431	5.2	391
April 12, 2019 Acceleration strategy)	From 4 to 5 years of service	23.41	11.51 to 11.71	1,900	5.2	-
March 31, 2021	From 4 to 5 years of service	48.98	29.08 to 29.81	1,100	9.3	-
December 17, 2021	From 3 to 4 years of service	27.28	17.58 to 18.16	5,550	10.0	-
				20,137		5,928
F-103

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

As of December 31, 2021 – Restricted shares

Grant date	Conditions for acquiring the rights from grant date	Existing shares (thousands)	Fair value at grant date (R$)	Remaining contractual life (years)
March 12, 2018 - Plan I, August 13, 2018 - Extraordinary Plan VI	From 2 to 4 years of service	248	12.25 to 15.90	0.2
April 12, 2019 – Plan I	From 2 to 4 years of service	569	21.62 to 22.53	1.2
April 12, 2019 – Plan II	From 1 to 3 years of service	156	22.14 to 22.85	0.2
March 27, 2020 – Co-Investment Plan	From 1 to 3 years of service	1,312	29.00	1.3
March 31, 2021	From 1 to 3 years of service	3,209	48.13	2.3
		5,494

As of December 31, 2021 – Performance shares

Grant date	Conditions for acquiring the rights from grant date	Existing shares (thousands)	Fair value at grant date (R$)	Maximum remaining contractual life (years)	Undelivered shares (thousands)
May 21, 2019	Achievement of performance conditions, 3 years of service plus an additional holding period of 1 year for certain awards.	539	28.10 to 45.70	0.5 to 1.5	539
September 30, 2020	Achievement of performance conditions, 2.5 years of service plus an additional holding period of 1 year for certain awards.	4,303	48.56 to 73.46	1.3 to 2.3	4,303
March 31, 2021	Achievement of performance conditions, 3 years of service plus an additional holding period of 1 year for certain awards.	3,203	46.57 to 50.98	2.3 to 3.3	3,203
		8,045			8,045

As of December 31, 2021, the market price was R$25.43 per share, already considering the stock split (R$ 52.50 as of December 31, 2020).

28.2   Avon Products Inc. Plans

Share-Based Compensation Plans

Prior to being acquired by the Company, Avon Products Inc. (“Avon”) had two share-based incentive plans, the 2013 Stock Incentive Plan (the “2013 Plan”) and the Omnibus Incentive Plan 2016 (the “2016 Plan”), both plans approved by the shareholders, which provided for various types of share-based incentive compensation awards, including purchase options, restricted shares, restricted stock units, and performance restricted stock units. After the approval of the shareholders of the 2016 Plan in May 2016, there were no further awards made in the 2013 Plan.

Stock options and restricted shares were issued in the 2016 Plan, and units of restricted shares and units of restricted performance were issued in the 2013 and 2016 Plans. There were also outstanding stock options under prior shareholder-approved plans.

On January 3, 2020, after the conclusion of the transaction with Natura &Co, equity compensation was either cancelled in exchange for the right to receive an amount in cash or was converted into an award denominated in Natura &Co Shares. After the Transaction, the subsidiary Avon joined the Natura &Co Stock-Based Compensation Plan, so that the 2013 Plan and the 2016 Plan are no longer in effect.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

Under the Natura &Co Stock-Based Compensation Plan, the subsidiary Avon issued nominal cost options and performance stock units. Nominal cost options were granted in exchange for subsidiary Avon restricted stock units and performance restricted stock units and vested as a single tranche in line with the vesting date of the original subsidiary Avon awards. Nominal cost options will automatically exercise on vest date. Performance stock units generally vest after three years, only upon the satisfaction of certain market and/or performance conditions.

Stock Options

Prior to being acquired by the Company, the subsidiary Avon granted premium-priced stock options, in which the strike price was equal to a 25% premium for both, respectively, from the closing market price of Avon stock price at the date of grant. The premium-priced purchase options vest on a three-year graded vesting schedule and the fair value of each premium-priced stock option was estimated on the date of grant using a Monte-Carlo simulation.

On January 3, 2020, upon the completion of Avon acquisition, each outstanding stock option, whether or not then vested or exercisable, was automatically canceled in exchange for the right to receive an amount in cash, without interest, equal to the number of the subsidiary Avon Common Shares underlying such stock option immediately prior to the effective time of the Transaction multiplied by the excess, if any, of the per share cash-out price over the strike price per share. The “per share cash-out price” was the closing price of a Common Share of the subsidiary Avon on the NYSE on the Transaction’s closing date. No amount was paid upon cancellation of stock option with a strike price per share that is greater than the per share cash-out price.

Restricted Stock Units (RSU) and Performance Restricted Stock Units (PRSU)

Prior to being acquired by the Company, during the years 2019, 2018, 2017 and 2016, Avon granted, performance restricted stock units that would vest and settle after three years based on the relative total shareholder return of Avon common stock against companies included in the S&P 400 index as of the date of grant over a three-year performance period (“2019 PRSUs”, “2018 PRSUs”, “2017 PRSUs” and “2016 PRSUs”, respectively). The fair value of the PRSUs was estimated on the date of grant using a Monte-Carlo simulation that estimates the fair value based on the subsidiary Avon Products Inc. share price activity, expected term of the award, risk-free interest rate, expected dividends and the expected volatility of Avon’s shares.

On January 3, 2020, upon the completion of the Transaction with Natura &Co, each outstanding Restricted Stock Unit (“RSU”) was converted into an award denominated in Company’s shares equal to the number of Avon Common Shares subject to each RSU immediately prior to the Transaction multiplied by the Exchange Ratio of 0.30. In addition, each outstanding PRSU was converted into an award denominated in Company’s shares, that is subject only to time-based vesting, equal to the number of Avon Common Shares subject to each PRSU immediately prior to the Transaction, giving effect to market conditions that are deemed to be attained, multiplied by the Exchange Ratios of 0.30. The terms and conditions, including service conditions but excluding market conditions, applicable to each RSU and PRSU will continue in full force and effect with respect to the Company’s Nominal Cost Options.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

28.3   Employee benefit plans

The Company and some of its subsidiaries grant defined contribution retirement plans to eligible employees and, through some of their foreign subsidiaries, grant defined benefit plans to employees that are eligible.

Defined contribution plans

The Company, through its subsidiary Avon, offers a defined contribution plan for Avon employees in the United Kingdom (“UK”), which allows eligible participants to contribute eligible compensation through payroll deductions. The Company double employee contributions up to the first 5% of eligible compensation and therefore the maximum level provided by Avon is 10% of eligible compensation. In the year ended December 31, 2021, Avon made matching contributions to the contribution plan defined in the UK in the total amount of R$45,155 (R$39,200 in the period ended December 31, 2020), which follow the same investment allocation that the participant has selected for his or her own contributions.

The Company, through its subsidiary Avon, offers a qualified defined contribution plan for U.S.-based employees, the Avon Personal Savings Account Plan (the “PSA”), which allows eligible participants to contribute up to 25% of eligible compensation through payroll deductions. The Company matches 100% of the employee contributions dollar for dollar up to the first 3% of eligible compensation and fifty cents for each dollar contributed from 4% to 6% of eligible compensation. In 2021, Avon made matching contributions to the PSA in the amount of R$ 5,188 (R$ 5,200 in 2020), which follow the same investment allocation that the participant has selected for his or her own contributions.

For U.S.-based employees hired on or after January 1, 2015, the Company made additional contributions to a Retirement Savings Account (“RSA”) within the PSA. Such contributions will range from 3% to 6% of a participant’s eligible compensation depending on the sum of the participant’s age and length of service (as of December 31 of the prior year). Investment of such contributions will follow the same investment allocation that the participant has selected for his or her own contributions to the PSA. A participant will be vested in the RSA generally after three full years of applicable service.

Defined and post-retirement benefit plans

The Company, through its subsidiary Avon and certain subsidiaries, have contributory and noncontributory defined benefit retirement plans for substantially all employees of those subsidiaries. Benefits under these plans are generally based on an employee’s length of service and average compensation near retirement, and certain plans have vesting requirements.

The actuarial liability for the health care plan of the Company refers to a post-employment benefit plan for employees and former employees who made fixed contributions to the cost of the health plan until April 30, 2010, date when the design of the health plan was changed, and the employees’ fixed contributions were eliminated. For those who have contributed to the medical plan for ten years or more, the right to maintenance is guaranteed as an indefinite (lifetime) beneficiary, and for those who have contributed for less than ten years, the right to maintenance is guaranteed as beneficiary, at the rate of one year for each year of fixed contribution. This group of current employees, in case of termination, may choose to remain on the plan in accordance with applicable legislation, assuming the payment of the monthly fee charged by the health plan operators. However, this monthly fee does not necessarily represent the user’s total cost, which is assumed by the Company, based on the excess cost grant, as an of additional benefit form.

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
F-106

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

29.      FINANCE INCOME (EXPENSES)
	Consolidated
	2021	2020	2019
FINANCE INCOME:
Interest on short-term investments	264,764	167,967	83,115
Gains on monetary and exchange rate variations (a)	1,785,259	1,752,503	854,025
Gains on swap and forward transactions (c)	1,814,450	2,532,487	961,185
Gains on swap and forward derivatives mark to market	20,929	12,314	1,709
Inflation adjustment reversal on provision for tax risks and tax liabilities	-	42,378	25,469
Hyperinflationary economy adjustment (Argentina)	82,202	39,292	-
Debt structuring revenue for acquisition of Avon	-	95,145	-
Other finance income	38,959	96,305	30,281
Subtotal	4,006,563	4,738,391	1,955,784

FINANCE EXPENSES:
Interest on financing (*)	(634,201)	(709,323)	(503,040)
Interest on leases	(210,669)	(229,544)	(134,579)
Losses from monetary and exchange rate variations (b)	(2,075,306)	(2,671,372)	(937,925)
Losses on swap and forward transactions (d)	(1,533,611)	(1,579,695)	(964,116)
Losses on swap and forward derivatives mark to market	(26,214)	(13,691)	(1,452)
Adjustment of provision for tax, civil and labor risks and tax liabilities	(25,731)	(47,928)	(13,822)
Appropriation of funding costs (debentures and notes)	(27,228)	(11,082)	(22,671)
Interest on pension plan	(11,339)	(10,323)	-
Hyperinflationary economy adjustment (Argentina)	(108,730)	(20,625)	(13,947)
Debt structuring expenses for Avon acquisition	-	(110,741)	(115,781)
Other finance expenses	(380,511)	(369,486)	(88,541)
Subtotal	(5,033,540)	(5,773,810)	(2,795,874)
Net finance income (expenses), net	(1,026,977)	(1,035,419)	(840,090)

(*) Of the balances originally presented on December 31, 2020, R$395,540 of the finance expenses group and R$39,292 of the finance income were reclassified between lines for better presentation. Note that this reclassification does not impact the subtotal amount originally presented as finance income (expenses).
F-107

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

The breakdown set forth below is intended to better explain the results of the foreign exchange hedging transactions entered into by the Company as well as its related items recorded in the financial income (expenses) and shown in the previous table:

	Consolidated
	2021	2020	2019
(a) Gains on monetary and exchange rate variations	1,785,259	1,752,503	854,025
Gains on exchange rate variation on borrowings, financing and debentures	869,115	714,681	677,462
Exchange rate variation on imports	38,800	35,218	11,221
Exchange rate variation on export receivables	105,654	69,365	26,144
Exchange rate variation on accounts payable from foreign subsidiaries	364,101	450,468	132,397
Exchange variations of bank accounts in foreign currency	407,589	482,771	6,801

(b) Losses from monetary and exchange rate variations	(2,075,306)	(2,671,372)	(937,925)
Losses from exchange rate variation on borrowings (i)	(1,121,305)	(1,665,050)	(768,939)
Exchange rate variation on imports	(52,082)	(58,623)	(33,718)
Exchange rate variation on export receivables	(123,607)	(55,829)	(23,393)
Exchange rate variation on accounts payable from foreign subsidiaries	(311,923)	(365,214)	(86,764)
Exchange rate variation on financing	(466,389)	(525,173)	(297)
Exchange variations of bank accounts in foreign currency	-	(1,483)	(24,814)

(c) Gains on swap and forward transactions	1,814,450	2,532,487	961,185
Revenue from swap exchange coupons (ii)	713,401	409,788	182,897
Gains on exchange variations on swap instruments (ii)	1,101,049	2,122,699	778,288

(d) Losses on swap and forward transactions	(1,533,611)	(1,579,695)	(964,116)
Losses from exchange rate variation on swap instruments (ii)	(843,085)	(1,182,391)	(690,409)
Financial costs of swap instruments (ii)	(690,526)	(379,440)	(273,707)
Losses with exchange rate variations of forward instruments	-	(17,864)	-

(i) See comment on finance expense reclassification in the previous table.

(ii) The original amounts presented in these lines as of December 31, 2021 were reclassified to give a better disclosure in the respective gains (R$202,005) and losses (R$490,450) on swap and forward transactions groups. This reclassification does not impact the subtotal amounts of the respective groups or any line presented in the finance income (expenses) tables originally presented and included in the previous table.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

30.  OTHER OPERATING INCOME (EXPENSES), NET
	Consolidated
	2021	2020	2019
Other operating income, net
Result on write-off of property, plant and equipment	-	11,855	6,098
ICMS-ST (a)	-	18,653	42,336
Tax Credits	11,391	105,234	21,402
PIS/COFINS credits (b)	203,694	-	95,614
Tax benefit for joining the amnesty program (c)	82,140	-	-
Incentive income	13,280	-	-
Proceeds from the sale of the customer portfolio	16,113	-	23,092
Tax contingencies	3,949	-	-
Other operating income	12,985	10,757	-
Total other operating income	343,552	146,499	188,542

Other operating expenses, net
Result on write-off of property, plant and equipment	(3,610)	-	-
Crer para Ver (d)	(47,523)	(54,500)	(36,156)
Expense on the sale of customer portfolio	-	(7,498)	-
Expenses related Avon acquisition	-	(303,916)	(141,348)
Transformation and integration plan (e)	(511,048)	(256,700)	(51,520)
Taxes contingencies	-	(10,100)	-
Other operating expenses	(20,390)	(29,975)	(8,829)
Total other operating expenses	(582,571)	(662,689)	(237,853)
Other operating income (expenses), net	(239,019)	(516,190)	(49,311)

(a)	Refers to the requirement of ICMS tax substitution, for different Federal States of Brazil (details in note 22). During 2020, provision reversals were made due to the change in the loss estimate for some Federal States.
(b)	Refers to tax credits from PIS and COFINS related to non-inclusion of ICMS in the basis (R$104,650 on 2021) and credits arising out of investment grant (R$96,767 on 2021), and other tax credits (R$2,277 on 2021).
(c)	Refers to tax benefits in Brazil arising out of adhesion to state tax amnesty programs by the subsidiary Avon Cosméticos Ltda.
(d)	Allocation to Instituto Natura of operating profit from sales of the non-cosmetic product line “Crer Para Ver”, specifically allocated to social projects aimed at the development of education quality.
(e)	Expenses related to the implementation of the subsidiary Avon integration and transformation plan, which is based on five pillars, namely: (1) renewal of the brand; (2) optimization of retail operations; (3) improvement of omni-channel; (4) improvement of operating efficiency; and (5) organization redesign.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

31.    EARNINGS PER SHARE

The basic earnings per share are calculated by dividing the profit (loss) attributable to holders of Company by weighted average number of outstanding common shares, excluding common shares purchased by the Company and held as treasury shares.

	Consolidated
	2021	2020	2019
Income (loss) attributable to the Company’s controlling shareholders	1,047,960	(650,196)	155,467
Weighted average of the number of outstanding common shares	1,377,932,809	1,246,180,219	865,660,042
Weighted average number of treasury shares	(788,866)	(572,130)	-
Weighted average number of outstanding common shares	1,377,143,943	1,245,608,090	865,660,042
Basic earnings (loss) per share - R$	0.7610	(0.5220)	0.1796

Diluted earnings per share are calculated by adjusting the weighted average number of outstanding common shares, assuming the conversion of all potential common shares that would cause dilution. The Company has purchase options, restricted shares and strategy acceleration that would have a dilutive effect on any earnings per share.

Considering that in the year ended December 31, 2020, the Company recorded a loss, any adjustment would have an anti-diluting effect and, therefore, the diluted earnings per share for the year ended December 31, 2020 are equivalent to the basic earnings per share.

The diluted earnings per share for net income for the year ended December 31, 2021 and 2019 are presented below:

	Consolidated
	2021	2019
Gain attributable to the Company’s controlling shareholders	1,047,960	155,467
Weighted average of the number of outstanding common shares	1,377,143,943	865,660,042
Adjustment for stock options and restricted shares(a)	-	8,124,575
Weighted average number of treasury shares	19,531,951	-
Weighted average number of outstanding common shares	1,396,675,894	873,784,617
Diluted earnings per share – R$	0.7503	0.1779

(a) The number of shares and earnings per share already consider the stock split on September 17, 2019 and their retrospective effects.

The basic and diluted loss per share for net loss of discontinued operations for the year ended December 31, 2021 and 2020 are presented below:

	Consolidated
	2021	2020
Net loss attributable to the Company’s controlling shareholders	(98,550)	(143,112)
Weighted average of the number of outstanding common shares	1,377,932,809	1,246,180,219
Adjustment for purchase options and restricted shares	(788,866)	(572,130)
Weighted average number of ordinary shares for diluted earnings calculation	1,377,066,457	1,245,608,090
Basic loss per share - R$	(0.0716)	(0.1149)

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

32.     TRANSACTIONS WITH RELATED PARTIES

During the Company’s operations, rights and obligations are generated between related parties, arising from administrative expenses and provision of services

32.1        Transactions with related parties

In the year ended December 31, 2020, Natura &Co reimbursed the amount of R$ 148,274 of expenses regarding the transaction costs for the acquisition of Avon paid by its subsidiary Natura Cosméticos. This reimbursement was registered in the profit or loss line item “Other net operating expenses”. For the other transactions, they were not carried forward as income statement, as they refer to the transfer of expenses related to purchase option plans and restricted shares.

32.2        Transactions with uncontrolled and unconsolidated related parties

Instituto Natura holds shares in the Essential Investment Fund. As of December 31, 2021, the balance is R$ 3,835 (R$ 3,414 as of December 31, 2020).

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

On June 5, 2012, an agreement was entered between Indústria e Comércio de Cosméticos Natura Ltda., and Bres Itupeva Empreendimentos Imobiliários Ltda., (“Bres Itupeva”), for the construction and leasing of processing center to distribution and warehousing of products (HUB), in Itupeva, State of São Paulo. In 2019, Bres Itupeva granted its credits to BRC Securitizadora S.A., to which Natura makes monthly payments. Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, members of the Company’s controlling group, indirectly control Bres Itupeva. This agreement was amended on February 10, 2021, with Natura Cosméticos becoming the lessee. The amount involved in the transaction is recorded under item “Right of Use” of “Buildings” in the amount of R$60,998 (R$39,346 under “Buildings” of Property, Plant and Equipment as of December 31, 2020) and in the year ended December 31, 2020, the total amount paid as rent was R$14,094 (R$13,086 for the year ended December 31, 2020).

On January 8, 2021, a transaction with related party was carried out between the subsidiary Natura Cosméticos S.A., as lessee and owner, Indústria e Comércio de Cosméticos Natura Ltda. and Natura &Co Holding S.A., as guarantors, and a special purpose company (Bresco IX) indirectly held by Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, (Co-Chairmen of the Board of Directors of the Company), as lessor and surface-right owner. This transaction was entered into with the purpose of expanding the Company’s distribution network and increasing its logistical efficiency through the installation of a new distribution hub in the State of Alagoas. This is a build-to-suit lease in which the property has not yet been delivered and, therefore, there was no disbursement during the year ended December 31, 2021.

On May 12, 2021, a transaction was entered between the Natura Cosméticos S.A., as lessee, and Bresco Logística Fundo de Investimento Imobiliário, as lessor, indirectly held by Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos. (Co-Chairmen of the Board of Directors of the Company). This transaction had the purpose of keeping the Company’s distribution hub activities in the city of Canoas, State of Rio Grande do Sul. The amount involved in the transaction is recorded under item “Right of Use” of “Buildings” in the amount of R$5,840 and in the year ended December 31, 2020, the total amount paid as rent was R$1,488.

The subsidiary Natura Cosméticos S.A. and Raia Drogasil S.A. entered into a purchase and sale agreement and other covenants for selling products in Raia and Drogasil. Mr. Guilherme Peirão Leal and Mr. Pedro Luiz Barreiros Passos, (Co-Chairmen of the Board of Directors of the Company), indirectly hold shareholding interest in Raia Drogasil S.A. This contract was finalized during the year 2020.

In the year ended December 31, 2021, there was no transfer of donation associated with the maintenance of the Company to Instituto Natura. As of December 31, 2020, the amount of R$692 was transferred, as donation associated to maintenance, referring to 0.5% of the net income assessed for the previous year and donation associated with the net income of sales of the Natura Crer Para Ver product line in the amount of R$35,000 as of December 31, 2021 (R$35,000 as of December 31, 2020).

The Company has a structure of internal controls to support the identification, monitoring and approval of transactions between Related Parties.

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

32.3        Key management personnel compensation

The total compensation of the key management personnel is as follows:

	2021			2020			2019
	Compensation			Compensation			Compensation
			Total			Total	Fixed	Variable	Total
	Fixed	Variable		Fixed	Variable
Board of Directors	15,043	72,187	87,230	16,123	65,011	81,134	22,056	30,919	52,975
Executive Board	51,576	71,162	122,738	49,187	80,218	129,405	32,963	42,142	75,105
	66,619	143,349	209,968	65,310	145,229	210,539	55,019	73,061	128,080

The line item “Executive Board” includes the amount of R$ 1,201 related to the amortization of the Confidentiality and Non-Compete Agreement during the fiscal year ended December 31, 2020. The corresponding amount in 2021 was nil.

Where changes in roles occurred during the year, the total for the year is reported in the row effective as of December 31, 2021. The totals in the table above include the employer social security charges.

The amounts include increases and / or reversals of the cumulative expense recognized in the previous years due to reassessments of the number of awards expected to vest and re-estimation of the social security charges expected to be payable by the Company on vesting.

32.4        Share-based payments

Breakdown of the Company executive officers’ share-based payments compensation:

	Options
	Option balance (number)(a)			Average fair value of options R$			Average exercise price [1] R$
	2021	2020	2019	2021	2020	2019	2021	2020	2019
Board of directors and executive board	11,750,270	12,847,760	13,059,677	12.47	8.64	8.40	21.21	16.49	16.51

	Share balance (number) ² (a)			Average fair value ² - R$
	2021	2020	2019	2021	2020	2019
Board of directors and executive board	4,472,638	5,293,874	1,012,641	45.34	51.20	19.23

(1)	The number of options, their average fair value and average exercise price are shown after taking into account the stock split approved at the Extraordinary Shareholders’ Meeting held on September 17, 2019.
(2)	The number of restricted and performance shares and their average fair value are shown after taking into account the stock split approved at the Extraordinary Shareholders’ Meeting held on September 17, 2019.
(a)	The number of awards includes the awards non-vested and vested but not exercised.

The stock option and award balances above do not include the awards related to the Avon Products Inc. plans that were in place prior to the acquisition by Natura &Co, as described in section 29.2.

Certain awards are to be exercised in ADRs rather than B3 shares. The number of awards throughout this disclosure note have been presented using B3 equivalents to ensure consistency. The number of performance shares is disclosed assuming achievement of performance conditions at target, whereas the expense recognized in the year reflects the latest reassessment of the number of awards expected to vest.
F-113

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

33.    COMMITMENTS

33.1 Contracts related to supply

In the ordinary course of its business, the Company enters into long-term agreements for provision of manufacturing, transportation, information technology services and electric power supply (with physical delivery, for its manufacturing activities). The agreements have termination clauses for noncompliance with essential obligations. In general, the minimum agreed upon is acquired and therefore there are no liabilities recorded in addition to the amount recognized on the accrual basis.

The subsidiaries also have investment commitments in other companies that do not belong to the economic group, through the fulfillment of goals and other conditions established in the agreement in the amount of up to R$60,000, which arise from convertible debentures.

Total minimum supply payments, measured at nominal value, according to the contract, are:

	2021	2020
Less than one year	929,288	1,413,904
One to five years	460,081	885,990
Above 5 years	10,738	-
Total	1,400,107	2,299,894

34.     INSURANCE

The Company adopted an insurance policy that mainly considers risk concentration and its materiality, considering the nature of their activities and the guidance of their insurance advisors. As of December 31, 2021 and 2020, insurance coverage is as follows:

Item	Type of coverage	Amount insured
		2021	2020
Industrial complex and administrative sites	Any damages to buildings, facilities, inventories, and machinery and equipment	6,008,031	5,658,558
Vehicles	Fire, theft and collision for the vehicles insured by the Company	261,953	258,416
Loss of profits	No loss of profits due to material damages to facilities buildings and production machinery and equipment	1,962,509	1,894,813
Transport	Damages to products in transit	103,857	97,934
Civil liability	Protection against error or complaints in the exercise of professional activity that affect third parties	2,445,664	2,326,621
Environmental liability	Protection against environmental accidents that may result in environmental lawsuits	30,000	30,000

35.     ADDITIONAL INFORMATION RELATING TO THE STATEMENTS OF CASH FLOWS

The following table presents additional information on transactions related to the cash flow statement:

	Consolidated
	2021	2020	2019
Non-cash items
Hedge accounting, net of tax effects	(137,211)	116,348	70,569
Dividends declared and not yet paid	180,772	-	110,671
Stock and restricted shares option plans	138,122	102,508	-
Net effect of acquisition of property, plant and equipment and intangible assets not yet paid	81,257	172,104	(18,645)
Consideration for acquisition of subsidiary	-	13,366,114	-

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Amounts in thousands of Brazilian Reais - R$, except as mentioned otherwise)

36.	SUBSEQUENT EVENTS

Ukraine and Russia situation

In February 2022, Russia launched a large-scale military invasion of Ukraine and is now engaged in a broad military conflict with Ukraine. In response, governments and authorities worldwide, including the United States and the European Union, have recently announced sanctions on certain industry sectors and parties in Russia. These and any additional sanctions, as well as any potential responses that may be provided by the governments of Russia or other jurisdictions, may adversely affect our business.

As of the date of the financial statements there are no material impacts from the abovementioned matter in the Company’s consolidated financial statements, due to the Company’s limited operations in Russia and Ukraine (for relationship selling and production presence at Avon and a franchise operation for The Body Shop and Aesop). These two markets represent together less than 5% of the Group’s consolidated net revenues.

The conflict resulted in the suspension of The Body Shop and Aesop operations in Russia and the exports from the Russia manufacturing facility to other countries in the region, which started to be supplied by our Poland facility. Avon, however, is currently continuing to supply to its network of representatives in Russia from its local plant to help them with their livelihoods. As of the date of the financial statements no major disruptions that could materially affect the recoverability of non-financial assets as well as any significant increase in credit risk that could lead to a material impairment of financial assets in Russia and/or in Ukraine have been noted.

Ukraine operations include property, comprised of administrative offices and warehouse, that support the operations in the country and are temporarily idle as safety cannot be assured for the local workers. The Company cannot predict duration of the idling as it will depend on the remaining course of the conflict and the establishment of safe and stable operating and logistical conditions thereafter, as well as potential repairs of any damages sustained. As of the date of the financial statements the Company has confirmed that property as well as inventory held at those facilities have not been damaged and are in appropriate conditions to be operated and sold as safety conditions improve.

Management is continuously monitoring the developments to assess any potential future impacts that may arise as a result of the ongoing crisis, including impairment of financial and non-financial assets in the following quarter in Ukraine for which management is currently assessing based on the best available information.

Revolving Credit Facility

On October 28, 2021, we, through our subsidiary Natura &Co Luxembourg, entered into a revolving credit facility in the principal amount up to U.S.$625.0 million. The revolving credit facility has a 36-month term, subject to extensions. Natura Cosméticos and Natura &Co Holding provide an unconditional guaranty under this facility. The facility contains certain customary covenants, customary events of default, cross-default provisions and change of control provisions. On March 11, 2022, we drew down an amount of U.S.$200.0 million (R$1,116.2 million based on the exchange rate as reported by the Brazilian Central Bank as of December 31, 2021 for reais into U.S. dollars of R$5.581 per U.S.$1.00) under from this facility.

