Form 20-F
period 2022-12-31
Natura &Co Holding S.A.
filed 2023-05-01
CIK 1776967

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐             REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF  1934

OR

☒             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
  For the fiscal year ended December 31, 2022

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

The number of outstanding shares as of December 31, 2022 was 1,373,238,715 common shares.

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

Yes ☒              No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements: ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b): ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

iii

iv

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

  general economic, political, social and business conditions in Brazil, and in other markets in which we operate, including the impact of the current international economic environment (including any impact resulting from the ongoing war between Russia and Ukraine, or the banking crisis in the United States and Europe) and the macroeconomic conditions in Brazil and the rest of our markets, and government policies;
  further downgrading of Brazil’s credit rating;
  social and political instability, including allegations of corruption against political parties, civil servants and others;
  the political instability related to the new mandate of the new President of Brazil which commenced on January 1, 2023, including uncertainties in relation to the implementation by the new administration of monetary, fiscal and social security policies and the political climate following the result of the election, which resulted in massive demonstrations and/or strikes, including riots in Brazil’s capital city, Brasília, on January 8, 2023;
  reductions in customer spending, a slowdown in customer payments and changes in customer behavior or demand for products and services;
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
  inflation, appreciation and depreciation of the real against the U.S. dollar, which has experienced significant volatility since the beginning of the coronavirus, or “COVID-19,” pandemic;
v

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
  developments with respect to the COVID-19 and other actual or potential epidemics, pandemics, outbreaks or other public health crises; and
  other risk factors as set forth under “Item 3. Key Information—D. Risk Factors” in this annual report.

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

vi

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

vii

“EU” means the European Union.

“Euromonitor” means Euromonitor International Limited.

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

“FTC” means the United States Federal Trade Commission.

“IASB” means the International Accounting Standards Board.

“IBGE” means Instituto Brasileiro de Geografia e Estatística, or the Brazilian Institute of Geography and Statistics.

“IFRS” means International Financial Reporting Standards as issued by the IASB.

“IGP-M” means the general market price index measured by the FGV;

“IPCA” means a broad consumer price index measured by the IBGE;

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

viii

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

ix

Presentation of Financial and Other Information

Consolidated Financial Statements

The consolidated financial information presented in this annual report has been derived from the audited consolidated financial statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022 and the related notes thereto of Natura &Co Holding, included in this annual report.

The consolidated financial statements of Natura &Co Holding are prepared in accordance with IFRS as issued by the IASB and are presented in Brazilian reais.

We maintain our books and records in Brazilian reais, which is the functional currency and presentation currency of the consolidated financial statements of Natura &Co Holding. Unless otherwise noted, our financial information presented herein as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 is stated in Brazilian reais, our reporting currency.

Currency Conversions

On December 31, 2022, the exchange rate for reais into U.S. dollars was R$5.218 to U.S.$1.00, R$5.581 to U.S.$1.00 as of December 31, 2021 and R$5.197 to U.S.$1.00 as of December 31, 2020, in each case, as reported by the Brazilian Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of December 31, 2022 may not be indicative of future exchange rates.

Solely for the convenience of the reader, we have translated certain amounts included in “Item 3. Key Information—A. Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the selling rate as reported by the Brazilian Central Bank as of December 31, 2022 of R$5.218 to U.S.$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for more detailed information regarding translation of reais into U.S. dollars and for historical exchange rates for the Brazilian real.

Rounding

We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

Market Data

We obtained market and competitive position data, including market forecasts, used throughout this annual report from market research, publicly available information and industry publications, as well as internal surveys. We include data from reports prepared by the Brazilian Central Bank, the B3, the IBGE, the ABIHPEC, the BNDES, the FGV and Euromonitor, among others. We believe that all market data in this annual report is reliable, accurate and complete.

x

Part I

Item 1.  Identity of Directors, Senior Management and Advisers
A.Directors and Senior Management

Not applicable.

B.Advisers

Not applicable.

C.Auditors

Not applicable.

Item 2.  Offer Statistics and Expected Timetable
A.Offer Statistics

Not applicable.

B.Method and Expected Timetable

Not applicable.

Item 3.  Key Information
A.Selected Financial Data

The following tables present a summary of our consolidated financial data as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022, 2021 and 2020 derived from our audited consolidated financial statements. The following information is presented in millions of Brazilian reais, unless otherwise specified, and is presented in accordance with the measurements and principles of IFRS.

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

1

Statement of Profit or Loss Data

	For the Year Ended December 31,
	2022(1)	2022	2021	2020(2)(3)
	(in millions of U.S.$)	(in millions of R$)
Net revenue	6,966.2	36,349.6	40,164.7	36,922.0
Cost of sales	(2,521.1)	(13,155.0)	(14,097.9)	(13,299.7)
Gross profit	4,445.1	23,194.6	26,066.8	23,622.3
Operating income (expenses)
Selling, marketing and logistics expenses	(2,981.0)	(15,554.6)	(16,912.9)	(15,632.8)
Administrative, R&D, IT and project expenses	(1,286.2)	(6,711.5)	(6,958.9)	(5,956.0)
Impairment losses on trade receivables	(116.1)	(606.0)	(837.8)	(727.7)
Other operating income (expenses), net	(149.5)	(780.3)	(239.0)	(516.2)
Operating (loss) income before financial result	(87.7)	(457.8)	1,118.2	789.6
Financial income	1,031.2	5,380.8	4,006.6	4,738.4
Financial expenses	(1,395.5)	(7,281.7)	(5,033.5)	(5,773.8)
Net (loss) income before income tax and social contribution	(452.0)	(2,358.6)	91.3	(245.8)
Income tax and social contribution	(22.9)	(119.6)	1,048.0	(274.7)
Net (loss) income from continuing operations	(474.9)	(2,478.2)	1,139.2	(520.6)
Discontinued operations
Net loss from discontinued operations	(72.9)	(380.4)	(98.6)	(143.1)
Net (loss) income for the year	(547.8)	(2,858.6)	1,040.7	(663.7)
Attributable to:
Controlling shareholders of the Company	(548.0)	(2,859.6)	1,048.0	(650.2)
Non-controlling shareholders	0.2	1.0	(7.3)	(13.5)
	(547.8)	(2,858.6)	1,040.7	(663.7)
Basic (loss) earnings per share—R$ (unless otherwise indicated)	(0.3994)	2.0843	0.7610	(0.5220)
Diluted (loss) earnings per share—R$ (unless otherwise indicated)	(0.3994)	2.0843	0.7503	(0.5220)

(1)	Solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2022 for reais into U.S. dollars of R$5.218 per U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Includes the results of Avon beginning in January 2020.
(3)	Includes a reclassification of certain costs related to the cost of sales previously presented as part of selling, marketing and logistics expenses of Aesop in the amount of R$86.4 million and R$70.0 million, for the years ended on December 31, 2021 and 2020, respectively.

2

Statement of Financial Position Data

	As of December 31,
	2022(1)	2022	2021(2)	2020(3)
	(in millions of U.S.$)	(in millions of R$)
Assets
Cash and cash equivalents	804.1	4,195.7	4,007.3	5,821.7
Short-term investments	345.0	1,800.4	1,978.7	2,520.6
Trade receivables	671.2	3,502.4	3,476.4	3,597.5
Inventories	865.6	4,516.9	5,403.5	4,544.3
Other current assets (4)	403.6	2,106.0	2,469.4	2,069.4
	3,089.6	16,121.5	17,335.3	18,553.5
Assets held for sale	—	—	52.9	181.3
Total current assets	3,089.6	16,121.5	17,388.2	18,734.8
Property, plant and equipment	951.7	4,966.1	5,377.4	5,235.1
Intangible assets	4,458.8	23,261.0	26,857.6	26,917.1
Right-of-use	563.8	2,941.9	3,096.0	3,402.0
Other noncurrent assets (5)	1,417.2	7,394.9	7,729.4	6,628.5
Total noncurrent assets	7,390.5	38,563.9	43,060.3	42,182.8
Total assets	10,480.1	54,685.4	60,448.5	60,917.6
Liabilities
Borrowings, financing and debentures and leases	231,8	1,209.6	1,950.6	4,865.3
Trade payable and reverse factoring operations	1,221.9	6,376.0	6,770.6	6,774.2
Other current liabilities (6)	1,102.4	5,752.3	4,880.0	4,520.0
Total current liabilities	2,556.1	13,337.9	13,601.2	16,159.5
Borrowings, financing and debentures and leases	2,999.9	15,653.4	14,314.1	12,816.1
Other noncurrent liabilities (7)	640.6	3,342.9	3,966.4	4,554.8
Total noncurrent liabilities	3,640.5	18,996.3	18,280.5	17,370.9
Total shareholders’ equity	4,283.5	22,351.2	28,566.7	27,387.1
Total liabilities and shareholders’ equity	10,480.1	54,685.4	60,448.5	60,917.6

(1)	Solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2022 for reais into U.S. dollars of R$5.218 per U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	During the current year we have performed certain reclassifications on balances presented in the comparative period to adjust and align certain balances from subsidiaries that while of similar nature had different presentation methods. Those reclassifications related mainly to:

(a)     Provisions for uncertain tax positions previously presented as part of current tax liabilities (in the total amount of R$92.7 million) and provision for tax, civil and labor risks (non-current, in the total amount of R$680.4 million) that are being reclassified to noncurrent income tax and social contribution;

(b)     Income tax credits arising from the “Taxation on a Universal Basis” taxation regime , or “TBU,” previously presented as part of current income tax and social contribution (in the total amount of R$61.7 million) and non-current income tax and social contribution (in the total amount of R$84.7 million) that are being reclassified to deferred tax assets (non-current);

(c)     As of January 1, and December 31, 2021, the balance referring to predecessor adjustment presented in goodwill on the issuance/sale of shares in capital reserve in the statement of change in equity was reclassified to special reserve in capital reserve, also a component of our equity, for a better consolidated presentation of this impact in this statement. This reclassification in the amount of R$303.1 million does not have any effect on our equity and financial position presented in these periods; and

(d)     As of January 1, 2021, the balances referring to the effects of the conversion of balance sheets of subsidiaries in hyperinflationary economies presented in retained earnings in the statement of changes in equity were reclassified to “Other comprehensive income,” also a component of our equity, for a better consolidated presentation of these impacts in this statement. This reclassification in the amount of R$202.7 million does not have any effect on our equity and financial position presented in that period;

3

As a result of the reclassifications made above, total non-current assets and non-current liabilities as of December 31, 2021 are increased by R$61.7 million and R$92.7 million, respectively. Those adjustments do not affect total assets, liabilities, equity or any other financial statement line item.

(3)	Includes the assets and liabilities of Avon beginning in January 2020.
(4)	Other current assets include current recoverable taxes, current income tax and social contribution, current derivative financial instruments and other current assets.
(5)	Other noncurrent assets include noncurrent recoverable taxes, noncurrent income tax and social contribution, deferred income tax and social contribution, judicial deposits, noncurrent derivative financial instruments, noncurrent short-term investments and other noncurrent assets.
(6)	Other current liabilities include current payroll, profit-sharing and social charges, current tax liabilities, current income tax and social contribution, current dividends and interest on shareholders’ equity payable, current derivative financial instruments, current provision for tax, civil and labor risks and other current liabilities.
(7)	Other noncurrent liabilities include noncurrent payroll, profit-sharing and social charges, noncurrent tax liabilities, deferred income tax and social contribution, noncurrent income tax and social contribution, noncurrent derivative financial instruments, noncurrent provision for tax, civil and labor risks and other noncurrent liabilities.

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

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
4

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
  We may face challenges in developing our omnichannel strategy and expanding our operations to e-commerce. We may also experience financial and strategic difficulties and delays or unexpected costs in implementing our long-term strategy, as well as any restructuring and cost-savings initiatives.
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
5

  Brazil elected a new president in October 2022, for a four-year term starting in 2023, who will have the power to determine policies affecting the Brazilian economy, which could potentially affect the operations and financial performance of companies doing business in Brazil, including ours. We cannot predict which policies the newly elected president will adopt, or whether such policies would have a negative effect on the Brazilian economy. In addition, since the results of the presidential election have been announced and as of the date of this annual report, certain groups formed by supporters of the defeated candidate have protested against the electronic ballot boxes and results of Brazil’s presidential elections. Any potential threat to the democratic system or the counting of ballots may result in deterioration of the political environment in Brazil, which could have a material adverse effect on our business, financial condition and results of operations, as well as on the price of our securities.

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

Our business depends on our ability to maintain a strong community of engaged customers, including through social media. We may not be able to maintain and enhance our brand if we experience negative publicity related to our use of social media or otherwise fail to meet the expectations of our community of customers.

We use third-party social media platforms to raise awareness of our brands and engage with our community of customers. In recent years, there has been a marked increase in the use of social media platforms, including blogs, chat platforms, social media websites, and other forms of internet-based communications that allow individuals to interact with us, which act as means to enhance brand awareness. As existing social media platforms evolve and new platforms develop, we must continue to maintain a presence on these platforms and establish a presence on emerging popular social media platforms. If we are unable to cost-effectively develop and continuously improve our consumer-facing technologies, such as social media platforms, our ability to expand our community of customers may suffer. This failure could adversely affect our ability to compete with other companies and result in diminished loyalty to our brands.

The use of social media by us and our brand partners has increased the risk that our image and reputation could be negatively impacted. In particular, our social media reputation could impact how our community of customers views our products and/or brands. We also do not prescribe what our brand partners, consumers or other organic brand endorsers post, and our brand partners and consumers could engage in behavior or use their platforms in a manner that reflects poorly on our brand or is in violation of applicable regulations or social media platform terms of service. All of these actions may be attributed to us, which could lead to negative publicity related to our products or negative publicity related to actions taken (or not taken) by us or our executives, employees, brand partners, representatives or other individuals or entities that may be perceived as being associated with us. Such negative publicity may relate to actions taken (or not taken) with respect to social, environmental, and community outreach issues and initiatives. The resulting harm may be immediate, without affording us an opportunity for redress or correction, and could have an adverse effect on our business, financial condition and results of operations.

Further, laws and regulations, including associated enforcement priorities, rapidly evolve to govern social media platforms and other internet-based communications. Any failure by us, our brand partners or other third parties acting at our direction or on our behalf to abide by applicable laws and regulations in the use of these platforms could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties. Other risks associated with the use of social media and internet-based communications include improper disclosure of proprietary information, exposure of personally identifiable information, fraud, hoaxes or malicious dissemination of false information. Damage to any of our brand’s image and our reputation could have an adverse effect on our business, results of operations and financial condition.

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

In recent years, there has been an increase in e-commerce to the detriment of physical sales, which has been driven in part by the COVID-19 pandemic. As a result, we experienced an increase in e-commerce sales growth in 2021 as compared to 2020, with e-commerce sales remaining broadly stable as a percentage of revenues for all our business units through 2022.

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

Since 2020, we have also experienced an increase in the cost of certain raw materials used in the production of essential items due to the increased demand for these inputs worldwide (e.g., inputs used in the production of alcohol gel and protective masks) as a result of the COVID-19 pandemic. These inflationary pressures have persisted in 2021, 2022 and early 2023, and have also been compounded by additional ones, including disruption in global supply chains as a result of the COVID-19 pandemic, climate events that hit electricity generation and led to an increase in energy prices and the depreciation of the real, the ongoing war between Russia and Ukraine, among others. See also “—Our business, operations and results have been and may continue to be adversely impacted by COVID-19.”

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

We continue to experience delays in receiving certain products from third party suppliers as a result of COVID-19 and its resulting supply chain disruptions. See “—Our business, operations and results have been and may continue to be adversely impacted by COVID-19.”

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

Since 1988, the Brazilian Federal Government, through the National Institute of Special Investigations (Instituto Nacional de Pesquisas Espaciais), or “INPE,” an institute affiliated with the Brazilian Ministry of Science, Technology, Innovations and Communications (Ministério da Ciência, Tecnologia e Inovações), has been publishing reports on the deforestation of the portion of the Amazon rainforest that sits within Brazil’s territory. Two systems are used to monitor the deforestation based on satellite imaging: (i) the Real Time Deforestation Detection (Detecção do Desmatamento em Tempo Real), or “DETER,” and (ii) the Amazon Deforestation Calculation Program (Programa de Cálculo do Desflorestamento da Amazônia), or “PRODES.” DETER issues daily reports and alerts on deforestation, which are then communicated to regulators and law enforcement, while PRODES generates annual deforestation rates based on data it collects. We have a leadership position in the maintenance of the PlenaMata portal, which was created for the purpose of mobilizing people and institutions in furtherance of zero-deforestation in the Amazon region and also publishes real-time data based on the information produced by DETER and PRODES. In 2022, PlenaMata detected 1 million hectares of deforestation, representing a 22% increase from 2021. If efforts and measures to contain the increase and reduce deforestation rates in the Amazon region are not effective, the availability of critical raw materials which we draw from Brazilian biodiversity may be reduced, which would adversely affect our production chain, our costs, the availability of our products, as well as our business, results of operations and financial condition.

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

The inability to attract and retain our consultants and representatives could materially adversely affect our business, financial condition and operating results. Natura and Avon conduct their business in countries in which they operate mainly in the form of direct sales through our different channels of distribution and representatives, who sell Natura- and Avon-branded products, respectively, and independent sales advisers (Natura business leader sales consultants), who, in addition to selling our products, are also responsible for sharing business information and guidelines to small groups of Natura consultants. These consultants and representatives are our main sales channel for our Natura- and Avon-branded products and our business expansion is linked to the growth of the resellers’ network.

Natura consultants and Natura business leader sales consultants are consultants who buy products directly from us and sell to their clients. There is no exclusivity agreement between us and our consultants, nor do we require a minimum period of association with us. Similarly, Avon representatives are independent contractors and not our employees. As of December 31, 2022, we had approximately 2.0 million Natura consultants and approximately 4.0 million Avon representatives. There is a high rate of turnover among consultants, business leader sales consultants and representatives, which is a common characteristic of the direct-selling business. Our success in attracting and retaining consultants and representatives depends on a series of factors, which include:

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

The consultants, business leader sales consultants and representatives who work with us are not our employees. However, governments in the countries in which we operate could enact laws or regulations or interpret existing laws or regulations in such a way that could characterize consultants, business leader sales advisers and representatives as employees or otherwise oblige us to make social security contributions or other employment-related contributions on their behalf. Any changes in law or unfavorable court decisions that find the existence of an employment relationship or result in our obligation to make social security contributions or other employment-related contributions for our consultants, business leader sales consultants and representatives would result in substantial additional costs that could result in a need for us to restructure our business and materially adversely affect our financial condition and operating results. For further information on the legal status of our consultants and representatives, please see “Item 4. Information on the Company—B. Business overview—Government Regulation—Legal status of our consultants and business leader sales consultants.”

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

We may not be able to execute our long-term strategy, particularly with respect to sourcing a sufficient volume and variety of products at competitive prices or adequately managing our supply of inventory, which could have a material adverse effect on us.

Achieving our long-term strategy will require investment in new capabilities, categories, distribution channels, supply chain facilities, technologies and emerging markets, including China. These investments may result in short-term costs without associated current sales and, therefore, may be dilutive to our earnings. In addition, we may dispose of or discontinue select products or streamline operations and incur costs or restructuring and other charges in doing so. Although we believe that our strategy will lead to long-term growth in sales and profitability, we may not realize the anticipated benefits. The failure to realize benefits, which may be due to our inability to execute plans, global or local economic conditions, competition, changes in the premium beauty and personal care industry and the other risks described herein, could adversely affect our business, financial condition and results of operations.

Furthermore, the operation of our business is dependent on our ability to strategically source a sufficient volume and variety of products at competitive prices. In addition, we may significantly overstock low-acceptance products and be forced to take significant markdowns. We cannot assure you that we will be able to identify the appropriate customer demand and take advantage of appropriate buying opportunities, which could have a material adverse effect on our business and financial results. In addition, overstocked goods in our distribution centers may become obsolete or their validity may expire during the time it takes to be sold to our clients, such as in the context of the COVID-19 pandemic. In addition, the improper handling of products may result in their breakage or malfunctioning. Further, if we or any third-party warehousing provider engaged by us fail to store our inventory at optimal conditions, such as at optimal temperatures and humidity levels, the quality and shelf life of our products may be adversely affected, and we may as a result suffer damage to our reputation, which may adversely affect our results of operation.

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

We are, and may in the future become, party to litigation, including, for example, new tax assessments, claims alleging violation of the federal securities laws or claims relating to employee or employment matters, our products or advertising. Currently, we are party to several civil, administrative, environmental, labor, tax and arbitration proceedings. These claims involve substantial amounts under dispute and could also result in other punitive measures. As of December 31, 2022, we were party to proceedings for which provisions in the total amount of R$1,337.2 million have been recorded.

We are involved in several individual disputes or categories of disputes which account for a significant portion of the total claims against us. These include in particular certain tax proceedings of an administrative or judicial nature, as detailed under “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Tax Proceedings.” Also, Avon currently is, and may in the future be, party to numerous lawsuits filed in U.S. courts, alleging that certain talc products Avon sold in the past were contaminated with asbestos. Nationwide trial results in similar cases filed against other manufacturers of cosmetic talc products have ranged from outright dismissals to very large jury awards of both compensatory and punitive damages. In general, litigation claims can be expensive and time-consuming to defend against and could result in settlements or damages that could significantly affect our financial results and the conduct of our business. We are currently vigorously contesting certain of these litigation claims. However, it is not possible to predict the final resolution of the litigation to which we currently are or may in the future become party, or to predict the impact of certain of these matters on our business, prospects, financial condition, liquidity, results of operations and cash flows. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for a detailed discussion regarding certain legal proceedings in which we are a party.

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

  global economic and political conditions, including the war between Russia and Ukraine;
  inflation and government measures to curb inflation, such as increases in interest rates;
  seasonality;
  changes in our merchandising strategy or mix;
  the effectiveness of our inventory management;
  timing and concentration of new store openings, including additional human resources;
  requirements and related pre-opening and other start-up costs;
  cannibalization of existing store sales by new store openings;
19

  effects of COVID-19 pandemic;
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

  reliance on certain strategic partners to operate part of our services;
  difficulties in integrating information technology, communications and other systems;
  changes in applicable laws and regulations;
  failure to implement certain new regulations, such as the Brazilian Central Bank instant payment scheme, or “Pix”;
  complexity of regulatory standards applicable to the different geographies in which we operate our business;
  difficulties in the design and effective implementation of the ideal structure;
  failure to comply with applicable sectoral regulations, including data protection legislation in the countries where Natura &Co Pay operates;
  an adverse macroeconomic environment for the launch of new credit products;
  need for significant investments associated with the implementation, expansion, and ongoing updates to the platform;
  failure to design and implement an ideal group corporate structure;
  unforeseen expenses or delays, including delays to obtain applicable licenses and permits;
  difficulties in implementing internal controls over financial reporting consistently across all our businesses;
  lack of people with the necessary expertise to operate in a new and specific business segment;
  difficulties in establishing partnerships to expand the platform to new brands and regions;
  failure to create a corporate culture based on risk management and governance;
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

Climate risk is as a transversal risk that can be an aggravating factor for the types of traditional risks that we manage in the ordinary course of business, including without limitation the risks described in this “Item 3. Key Information—D. Risk Factors” section. Based on the classifications used by Task-Force on Climate-Related Financial Disclosures, we consider that there are two primary sources of climate change related financial risks: physical and transition.

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
27

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

The legislatures and tax authorities in the tax jurisdictions in which we are subject to tax regularly enact reforms to the tax and other assessment regimes to which we, our consultants and representatives, and our customers are subject. Such reforms include changes in tax rates and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In addition, the interpretation of tax laws by courts and taxation authorities is constantly evolving. The effects of these changes and any other changes that result from enactment of additional tax reforms or changes to the manner in which current tax laws are applied cannot be quantified and there can be no assurance that any such reforms or changes would not have an adverse effect upon our business directly or indirectly (e.g., by affecting the business of our consultants and representatives).

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

We may not be able to identify and acquire new acquisition targets, or realize the benefits of business divestitures, or otherwise meet our strategic and financial goals in connection with any business acquisitions and divestitures we seek to undertake, and difficulties in effectively integrating and managing a growing number of acquisitions, or separating from divested businesses, may adversely affect our strategic objectives.

We may from time to time wish to start operating in markets where we currently have little or no presence, and to consider potential strategic alliances that would complement our current product offerings, increase the size and geographic scope of our operations or otherwise present growth and/or other opportunities. We cannot assure you that we will be able to identify targets responsive to these criteria that provide suitable acquisition opportunities, or to acquire such targets on favorable terms or at all. In addition, we may engage from time to time in divestitures of businesses or assets, and we cannot assure you that we will able to find suitable purchasers or to complete any such divestiture on favorable terms or at all.

Any previous and any future acquisitions and divestitures involve a number of risks and challenges that may have a material adverse effect on our business, financial condition and results of operations, including the following:

  failing to realize the strategic and other commercial objectives behind any acquisition or divestiture;
  acquisitions or divestitures may be subject to approval by regulatory authorities, which may deny the necessary approvals for, or impose conditions or restrictions on, the transaction;
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
  acquisition and divestiture processes may require additional funds and/or may be time-consuming, and past and future acquisitions or divestitures and the subsequent integration or separation of new assets and businesses require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have a material adverse effect on our business operations;
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

We may from time to time assess divestiture opportunities and conduct divestitures where we believe such transactions would be beneficial to our business strategy. Divestitures may require us to expend significant time, funds and other resources, and may not always be completed within the expected time frame or on the terms and conditions that we expect. We may also be unable to reap the benefits of any divestitures we undertake. Our asset base, total revenue, cash flows and net income may also be reduced significantly following a divestiture, which could adversely affect our business, financial condition and results of operations as well as our ability to make distributions to our shareholders and result in a decrease in the price of our common shares. Any divestiture, whether we are able to complete it or not, may involve a number of risks, including diversion of management’s attention, a negative impact on our customer relationships, costs associated with maintaining the business of the targeted divestiture during the disposition process, and the costs of closing and disposing of the affected business or transferring remaining portions of the operations of the business to other facilities. Furthermore, to the extent that we are not successful in completing desired divestitures, as such may be determined by future strategic plans and business performance, we may have to expend substantial amounts of cash, incur debt, or continue to absorb the costs of loss-making or under-performing assets.

The success of any acquisition, business combination, divestiture or other strategic transaction depends to a significant extent on our ability to accurately assess valuation, business operations, growth potential, integration and other factors relating to the company or business in question. Such assessments may not be accurate and such transactions may not be completed on terms and conditions or within a time frame favorable to us, or that we will be able to reap the benefits of any such transaction either in full or at all.

Our failure to acquire other businesses or assets, complete the integration of any new or acquired businesses successfully, enter new markets, enter into strategic alliances or to complete divestitures effectively could have a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and cash flows. In addition, there can be no assurance that we will be able to identify suitable candidates or consummate such transactions on favorable terms or at all.

Our indebtedness and any future inability to meet any of our obligations under our indebtedness, could adversely affect us by reducing our flexibility to respond to changing business and economic conditions.

As of December 31, 2022, we had R$16.9 billion of indebtedness outstanding (current and non-current borrowings, financing, debentures and leases). We rely on obtaining financing and refinancing of existing indebtedness in order to operate our business, implement our strategy and grow our business. Recent disruptions in the global credit markets and their effect on the global and Brazilian economies could materially adversely affect our ability to raise capital and materially and adversely affect our business. We may also incur additional long-term indebtedness and working capital lines of credit to meet future financing needs, subject to certain restrictions under our indebtedness, which would increase our total indebtedness. We may be unable to generate sufficient cash flow from operations and future borrowings, and other financing may be unavailable in an amount sufficient to enable us to fund our current and future financial obligations or our other liquidity needs, which would have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations as well as reduce the availability of our cash flow to fund working capital, operations, capital expenditures, dividend payments, strategic acquisitions, expansion of our operations and other business activities. Our indebtedness could have material negative consequences on our business, prospects, financial condition, liquidity, results of operations and cash flows, including the following:

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

Our business could be negatively impacted by social impact and sustainability matters.

There is an increased focus of certain investors, customers, consumers, employees, and other stakeholders on ESG, social impact and sustainability matters. From time to time, we announce certain initiatives, including goals and commitments, regarding environmental matters, packaging, responsible sourcing, social investments and inclusion and diversity, among other topics. We could fail, or be perceived to fail, in our achievement of such initiatives, or in accurately reporting our progress on such initiatives. Such failures could be due to changes in our business (e.g., shifts in business among distribution channels or acquisitions).

Moreover, the standards by which citizenship and sustainability efforts and related matters are measured are developing and evolving, and certain areas are subject to assumptions that could change over time. In addition, we could be criticized for the scope of our initiatives or goals or be perceived as not acting responsibly in connection with these matters. While our sustainability strategy and practices and the level of transparency with which we are approaching them are important to our business, they expose us to several risks, including:

  that our disclosures related to ESG may result in heightened scrutiny of our ESG performance, activities and decisions from stakeholders or other third parties;
  that a failure or perception of a failure to disclose metrics and set goals that are rigorous enough or in an acceptable format, a failure to appropriately manage the selection of goals, a failure or perception of a failure to make appropriate disclosures, stakeholder perception of a failure to prioritize the “correct” ESG goals or an unfavorable ESG-related rating by a third party could negatively impact our brands, reputation and business;
  that certain metrics we utilize that receive limited assurance from and/or verification by third parties may involve a less rigorous review process than assurance sought in connection with more traditional audits, and such a review process may not identify errors and may not protect us from potential liability under the securities laws;
  that (1) ESG or sustainability standards, norms or metrics, which are constantly evolving, change in a manner that impacts us negatively or requires us to change the content or manner of our disclosures, and our stakeholders or third parties view such change(s) negatively, (2) we are unable to adequately explain such changes or (3) we are required to expend significant resources to update our disclosures, any of which could negatively impact our brands, reputation and business; and
  that our brands, reputation and business could be adversely affected if any of our disclosures are inaccurate, perceived to be inaccurate or alleged to be inaccurate.

Furthermore, if our practices do not meet investor or other stakeholder expectations and standards (which are continually evolving and may emphasize different priorities than the ones we choose to focus on), or if our practices do not live up to our own values or ESG- and sustainability-related goals, then our brands, reputation and employee retention may be adversely affected. Any such matters, or related social impact and sustainability matters, could have a material adverse effect on our business.

Our business, operations and results have been and may continue to be adversely impacted by COVID-19.

Public health officials worldwide have recommended and mandated precautions to mitigate the spread of COVID-19, including restrictions on manufacturing, distribution, and congregating in heavily populated areas as well as stay-at-home orders or similar measures. As a result, manufacturing and distribution of our products have been and may continue to be negatively impacted. Our suppliers have been similarly impacted by disruptions in global supply chains and climate events that hit electricity generation globally, among other events, which further affected our ability to produce and distribute.

Distribution has also been impacted by certain restrictions on imports and exports in various countries, and such restrictions may continue to be enforced in the future. Restrictions on the distribution of goods and services have contributed to inflationary pressures in the cost of certain raw materials, which was made worse by the increased demand for these inputs worldwide. Our ability to procure such raw materials at the prices and subject to the conditions we were used to prior to the COVID-19 pandemic has been and may continue to be impacted. The pandemic has also led to challenges in recruiting and enrolling consultants and representatives, which is likely to occur at a slower pace. Additionally, there is a general risk that our employees or other workers could be exposed to the virus and cause infections at one of our sites, which could result in “lock-down” of the facility and negatively impact our business.

Our results will continue to be adversely impacted by these public health restrictions and other actions taken to contain or mitigate the impact of COVID-19. Although there have been certain improvements in the restrictive measures being adopted to contain the impacts of the COVID-19 pandemic, there is still considerable uncertainty as to whether future restrictions might be required or enforced by the authorities in the future. In particular, new variants of the virus have emerged, and continue to emerge, against which existing vaccines and acquired immunity may not be effective. The extent of the continued impact of COVID-19 on our operational and financial performance remains uncertain and will depend on certain developments, including the duration, severity and spread of future outbreak, and its impact on our consultants, representatives, suppliers and employees. A continued COVID-19 outbreak could result in disruptive containment measures, such as future shutdowns and stay-at-home orders mandated by governmental authorities, which could impede our employees, contractors, suppliers, customers and other business partners from conducting their business activities for an indefinite period of time, thus having a material adverse effect on our results of operations, financial condition and liquidity. Furthermore, COVID-19 and measures to contain it may also have the effect of heightening many of the other risks to which we are exposed, such as those relating to our high level of indebtedness and our need to generate sufficient cash flows to service our indebtedness.

We expect the negative impact of COVID-19 on our revenues and profits to continue in 2023, given the emergence of novel strains and variants across the world. This could in turn result in lower cash generation from and greater costs in our activities. If the downturn is worse or for longer than we anticipate, we may be required to take certain measures to contain cash outflows, such as reducing discretionary expenditure, selling noncore assets or arranging borrowing facilities with third-party banks and affiliate companies. We will continue to actively monitor the situation and may take further actions that alter our business operations as may be required by federal, state, or local authorities, or that we determine are in the best interests of our employees, clients, suppliers and shareholders. See also “Item 4. Information on the Company—A. History and development of the Company—History—Recent Developments—Impact of COVID-19,” “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations—Impact of COVID-19,” “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations—Impact of COVID-19” and “Item 5. Operating and Financial Review and Prospects—D. Trend Information—Impact of COVID-19 on our Business.”

There is uncertainty around the duration and breadth of the COVID-19 pandemic and the response to it. As a result the ultimate impact on our business, financial condition or operating results cannot be reasonably estimated at this time. While we expect the impacts of COVID-19 to continue to have an adverse effect on our business, financial condition and results of operations, we are unable to predict the extent or precise nature of these impacts at this time. If the pandemic or the resulting economic downturn continues to worsen, we could experience loss of business, which could have a material impact on our financial position and cash flows.

In addition, in the future, other regional and/or global outbreaks of communicable diseases may occur. If they occur, the effects that we will suffer may be similar or even greater than the effects it is suffering as a result of the COVID-19 pandemic.

If the COVID-19 pandemic continues to adversely affect the global economy and/or adversely affect our business, financial condition, liquidity or results of operations, it may also increase the likelihood and/or magnitude of other risks described in this “Item 3. Key Information—D. Risk Factors” section.

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

We may be materially adversely affected by unfavorable economic developments in any of the countries where we have distribution networks, marketing companies or production facilities. In particular, our business is dependent on general economic conditions in our most important markets, including in Brazil, Mexico and the United Kingdom. A significant deterioration in economic conditions in any of our important markets, including economic slowdowns or recessions, inflationary pressures, banking or financial crises and/or disruptions to credit and capital markets, could lead to decreased consumer confidence and consumer spending more generally, thus reducing demand for our products. Unfavorable economic conditions could also negatively impact our customers, suppliers and financial counterparties, who may experience cash flow problems, increased credit defaults or other financial issues. In addition, volatility in the credit and capital markets caused by unfavorable economic developments and uncertainties could result in a reduction in the availability of, or an increase in the cost of, our financing. Our business could also be affected by other economic developments such as fluctuations in currency exchange rates, the imposition of any import, investment or currency restrictions, including tariffs and import quotas, or any restrictions on the repatriation of earnings and capital. Any of these developments may have a material adverse effect on our business and financial results.

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

A significant deterioration in economic conditions in any of our important markets, including economic slowdowns or recessions, inflationary pressures and/or disruptions to credit and capital markets, banking crises or failures, could lead to decreased consumer confidence and consumer spending more generally, thus reducing demand for our products. In addition, our global operations are subject to adverse political, social, or other developments, such as political or social unrest, potential health issues, natural disasters, disease outbreaks or pandemics, such as COVID-19, politically motivated violence, and terrorist threats and/or act which may also occur in countries where we have operations.

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
  the adoption of new U.S. or non-U.S. tax legislation or exposure to additional tax liabilities, including exposure to tax assessments without prior notice or the opportunity to review the basis for any such assessments in certain jurisdictions;
  the political instability related to the new mandate of the new President of Brazil which commenced on January 1, 2023, including uncertainties in relation to the implementation by the new administration of monetary, fiscal and social security policies and the political climate following the result of the election, which resulted in massive demonstrations and/or strikes, including riots in Brazil’s capital city, Brasília, on January 8, 2023;
  banking crises or failures, such as the recent Silicon Valley Bank failure, which on March 10, 2023 was closed by the California Department of Financial Protect and Innovation and appointed the Federal Deposit Insurance Corporation as a receiver, as well as the financial issues faced by other banks and financial institutions in the United States and Europe;
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

In addition, certain countries in which we operate may be considered from time to time as highly inflationary under IFRS. We cannot assure you that this trend will continue. Inflationary pressures may lead governments to intervene in the economy, including through the implementation of government policies that may have an adverse effect on us and our clients, especially in a context of increased market volatility given the impacts of COVID-19, and any increase of such interest rates may negatively affect our profits and results of operations, thereby increasing the costs of financing our operations. In 2021, 2022 and early 2023, inflationary pressures escalated in Brazil, including as a result of the ongoing war between Ukraine and Russia, supply chain issues, the continued COVID-19 pandemic (particularly in China) and increases in energy prices. As a result, inflation in the year ended December 31, 2022 and 2021 reached multiple-year highs of 5.8% and 10.0% in Brazil (as measured by the IPCA), respectively, 6.5% and 7.0% in the same year in the United States (as measured by the Consumer Price Index), respectively, the highest levels since 2015 in Brazil and 1981 in the United States. The significant increase in the cost of living led the Brazilian government to introduce tax cuts on selected items, which helped ease pressures in Brazil and led the IPCA for the year ended December 31, 2022 to end at 5.8%, which was significantly higher than the 3.50% targeted level set by the Brazilian Central Bank pursuant to the applicable law.

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

  inflation;
  interest rate and exchange rate fluctuations;
  exchange rate control policies;
  the further downgrade of Brazil’s credit rating;
  the effects of the ongoing COVID-19 pandemic (including with respect to the continued emergence of new variants and the efficacy of vaccines) and the government’s response to it on the economic, social and political situation in the countries which we operate;
  liquidity available in the domestic capital, credit and financial markets;
  banking or financial crises;
  expansion or contraction of the economies of the countries in which we operate, as measured by rates of growth in GDP;
  ports, customs and tax authorities’ strikes;
  changes in transportation market regulations;
  supply chains and logistics;
  price increases of oil and other inputs;
39

  price instabilities;
  social and political instability, including allegations of corruption against political parties, civil servants and others;
  the political climate following the outcome of the 2022 presidential elections in Brazil and the subsequent transition period;
  global economic and political events, such as the ongoing war between Russia and Ukraine;
  labor and social security regulation;
  energy and water shortages and rationing;
  fiscal policies; and
  other economic, political, diplomatic and social developments in or affecting Brazil.

We conduct a substantial part of our operations in Latin America, especially in Brazil and Mexico. The Brazilian GDP, in real terms, decreased 3.3% in 2016, and increased 1.3%, 1.3%, and 1.1%, in 2017, 2018, and 2019. The Brazilian GDP then decreased 4.1% in 2020, followed by increases of 4.6% increase in 2021 and 2.9% in 2022. Similarly, Mexican GDP, which had decreased 9% in 2020, increased 4.8% in 2021 and decreased 3.0% in 2022. Future developments in the Brazilian and Mexican economies (including the impact of the COVID-19 outbreak which has already adversely affected GDP growth in both these countries) may affect GDP growth rates and, consequently, the consumption of our products. As a result, these developments could impair our business strategies, results of operations and financial condition. For instance, the Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government and unstable economic cycles, which is expected to continue to occur in the future. Furthermore, 2022 was a presidential election year in Brazil, while 2023 is expected to be a year of transition among governments with different political and economic orientations. Historically, foreign investments in Brazil during periods immediately before and after presidential elections decrease and political uncertainty generates greater instability and volatility in the domestic market, which may adversely affect our business and results of operations.

Furthermore, the current President of Brazil was elected in October 2022, for a four-year term that began in January 2023. Following the 2022 election results, there were mass protests and demonstrations across Brazil by supporters of the former President contesting the election results. On January 8, 2022, demonstrators invaded government buildings in Brasília, including Congress and the Brazilian Supreme Court, which led the Brazilian Supreme Court to order the arrest of participants and some politicians and resulted in new investigations. We cannot guarantee that such political and social tensions will dissipate or intensify in the coming months, while Brazil awaits the definition of the new government’s political and economic agenda, which may contribute to an increase in macroeconomic and political instability. As a result of past corruption allegations against the current President of Brazil and his political party’s involvement in the events that gave rise to the historic Lava Jato operation, his current presidency is subject to further political uncertainty. The uncertainties regarding the implementation, by the new government, mainly considering that the majority elected for the federal legislature is from the opposition party of the current President, of changes related to monetary, fiscal and social security policies, as well as the political climate established after the elections, with massive demonstrations and/or strikes, can contribute to economic instability. These uncertainties and new measures may increase the volatility of securities issued by Brazilian companies such as us.

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

Instability resulting from any changes to policies or regulations that may affect these or other factors in the future may contribute to economic uncertainty in the countries in which we operate, particularly in Brazil, and intensify the volatility of Brazilian securities markets and securities issued abroad by Brazilian companies. Furthermore, Brazil elected a new president in October 2022, for a four-year term starting in 2023. The president of Brazil has the power to determine policies and issue governmental acts affecting the Brazilian economy and, consequently, affects the operations and financial performance of companies, including ours. We cannot predict which policies the newly elected president will adopt, much less whether such policies or changes in current policies may have an adverse effect on us or on the Brazilian economy. The uncertainties regarding the new government’s ability to implement its agenda, considering that the majority of the elected federal legislature is from opposition parties, of changes related to monetary, fiscal and social security policies, as well as the political climate established after the elections, with significant demonstrations or strikes, can contribute to economic instability. These uncertainties and new measures may increase the volatility of the market for securities of Brazilian issuers. In addition, since the results of the presidential election have been announced and as of the date of this annual report, certain groups formed by supporters of the defeated candidate (the former president of Brazil, who sought reelection) have been organizing public demonstrations and protests against the electronic ballot boxes and the existence of an alleged conspiracy against their candidate. Any potential threat to the democratic system or the counting of ballots may result in deterioration of the political environment in Brazil, which could have a material adverse effect on our business, financial condition and results of operations, as well as on the price of our securities.

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

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$4.031 per U.S.$1.00 on December 31, 2019, which reflected a 4.0% depreciation of the real during 2019. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$5.197 per U.S.$1.00 on December 31, 2020, which reflected a 28.9% depreciation of the real during 2020. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$5.581 per U.S.$1.00 on December 31, 2021, which reflected a 7.39% depreciation of the real during 2021. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.218 per U.S.$1.00 on December 31, 2022, which reflected a 6.5% appreciation in the real against the U.S. dollar during 2022. As of April 21, 2023, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.0497 per U.S.$1.00.

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

Our performance depends on the overall health and growth of the Latin American economy, especially in Brazil. Brazilian GDP growth has fluctuated over the past few years, with a contraction of 3.3% in 2016 and growth of 1.3%, 1.8% and 1.2% in 2017, 2018 and 2019, respectively, a contraction of 3.3% in 2020 and a growth of 5.0% in 2021. Brazilian GDP grew 2.9% in the year ended December 31, 2022. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Growth has also been further prevented by the ongoing COVID-19 pandemic. In addition, the growth and performance of the Brazilian economy may be impacted by other factors such as nationwide strikes, natural disasters or other disruptive events. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perception of risk in other countries, particularly in the United States, China, the European countries and emerging countries, may adversely affect the economies of the countries in which we operate, our business and the market price of our securities.

The market value of securities of Brazilian issuers is affected, to varying degrees, by economic and market conditions in other countries, including the United States, China, European countries, as well as in other Latin American and emerging market countries. Investors’ reactions to developments in these countries may have an adverse effect on the market value of our securities, even though economic conditions in Europe and the United States may differ significantly from economic conditions in  Brazil and the other countries in which we operate. Additionally, banking or financial crises and political instability in developed and emerging market countries may diminish investors’ interest in our securities, as well as adversely affect the availability of credit to companies in the international markets. In particular, the availability and cost of credit and global capital markets have recently been affected by the cost of credit and political and economic factors, such as the COVID-19 pandemic and the ongoing war between Russia and Ukraine, among others, including the turmoil in the banking industry caused by the closure of Silicon Valley Bank and other financial institutions in the United States, as well as financial issues faced by some European financial institutions. In addition, negative events in the financial and capital markets, any news or evidence of corruption in publicly traded companies and other issuers of securities, and the lack of rigorous application of investor protection rules or lack of transparency of information or eventual negative situations in the economy and in other economies may influence the capital markets and negatively impact the value of our securities. This could adversely affect the market price of our securities, restrict our access to capital markets and compromise our ability to finance our operations in the future on favorable terms, or at all.

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

There have also been concerns over conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. The United States and Russia have been at odds over Ukraine and Eastern Europe. An escalation of the tensions between the United States and Russia could adversely affect the global economy. The United States and China have recently been involved in disputes regarding Taiwan (which tensions increased in 2022), rights to navigation in the South China Sea, alleged human rights abuses in China, as well as in a controversy over trade barriers in China that threatened a trade war between the countries. Sustained tension between the United States and China over these and other matters could significantly undermine the stability of the global economy. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. See also “—The ongoing war between Ukraine and Russia may have a material adverse effect on our business, financial condition and results of operations.”

The COVID-19 pandemic may continue to have an effect on demand in 2023 (as was the case in 2020, 2021 and 2022), given the continued emergence of novel strains and variants across the world as well as continuing difficulties in the rollout of vaccination programs worldwide. Business operations across Asia, Europe and the United States have been affected by factory disruptions and closures, quarantined workers and shortages of components, with a direct impact on the availability of goods and services. These disruptions to global supply chains combined with persistently high inflation and rising interest rates could impact businesses generally and weaken demand from consumers, leading to potentially weak macroeconomic conditions in 2023.

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

The UK left the EU and the subsequent transition periods put in place have now all ended, which means that the UK is no longer part of the EU Single Market and Customs Union, and that EU law no longer applies in the UK. The Trade and Cooperation Agreement, or “TCA,” entered into in December 2020, changed the basis of the relationship between the UK and EU Member States.

Given that we conduct a substantial portion of our business in the EU and the UK, any adverse developments resulting from the implementation of the TCA could have a material adverse effect on our business, financial position, liquidity, results of operations and cash flows. Also, any resulting changes to foreign currency exchange rates may have a material effect on our operating results, financial condition, profitability and/or cash flows. During 2023 we will continue to monitor the implementation of border controls (including any resulting delays), immigration policy (ability to recruit and maintain talent), regulatory changes and requirements to comply with new mandates, which may prove challenging and costly.

The ongoing war between Ukraine and Russia may have a material adverse effect on our business, financial condition and results of operations.

The ongoing war between Russia and Ukraine has provoked strong reactions from the United States, the UK, the EU and various other countries around the world, including from the members of the North Atlantic Treaty Organization, or “NATO.” Following Russia’s invasion of Ukraine beginning on February 24, 2022, the United States, the UK, the EU and other countries announced broad economic sanctions against Russia, including financial measures such as freezing Russia’s central bank assets and limiting its ability to access its U.S. dollar reserves. The United States, the EU and the UK have also banned people and businesses from dealings with the Russian central bank, its finance ministry and its wealth fund. Selected Russian banks have also been removed from Swift messaging system, which enables the smooth transfer of money across borders. Other sanctions by the UK include major Russians bank being excluded from the UK financial system, stopping them from accessing sterling and clearing payments, major Russian companies and the state being stopped from raising finance or borrowing money on the UK markets, and the establishment of limits on deposits Russians can make at UK banks. The United States, the EU and the UK adopted personal measures, such as sanctions on individuals with close ties to Mr. Putin, and placed visa restrictions on several oligarchs, as well as their family members and close associates, and freezing of assets. While the precise effect of the ongoing war and these sanctions on the Russian and global economies remains uncertain, they have already resulted in significant volatility in financial markets, depreciation of the Russian ruble and the Ukrainian hryvnia against the U.S. dollar and other major currencies, as well as in an increase in energy and commodity prices globally. Should the conflict continue or escalate, markets may face continued volatility as well as economic and security consequences including, but not limited to, supply shortages of different kinds, further increases in prices of commodities, including piped gas, oil and agricultural goods, among others. Given that Russia and Ukraine are among the largest grain exporters in the world, impacts on financial markets, inflation, interest rates, unemployment and other matters could affect the global economy that continues to recover from the effects of the COVID-19 pandemic. Other potential consequences include, but are not limited to, growth in the number of popular uprisings in the region, increased political discontent, especially in the regions most affected by the conflict or economic sanctions, increase in cyberterrorism activities and attacks, exodus to regions close to the areas of conflict and increase in the number of refugees fleeing across Europe, among other unforeseen social and humanitarian effects.

We have sales operations in multiple countries including in Russia and Ukraine. We have not identified any significant impacts on our business model for managing financial assets or the classification of these assets. Additionally, there are no indications of a significant increase in the expected credit loss associated with operations, considering the maintenance of receivables collection levels and the increase in cash transactions (considering the reduction in credit operations as a result of restrictions imposed locally and on credit card processing companies in connection with the war between Russia and Ukraine. Although we have made substantial changes to our structure, controls and commercial operations in response to the war, as a company that operates globally, the adverse effects—global or localized—of the ongoing war between Russia and Ukraine, and/or economic sanctions and import and/or export controls to be imposed on the Russian government by the United States, the UK, the EU or others, and the above-mentioned adverse effect on the wider global economy and market conditions could, in turn, have a material adverse effect on our business, financial condition and results of operations.

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
  the political climate following the outcome of the 2022 presidential elections in Brazil; and
  issuances or sales of Natura &Co Holding Shares or ADSs, including sales of shares by its directors and officers or its key investors.

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

The ADSs benefit from the certificate of foreign capital registration, which permits the ADS Depositary to convert dividends and other distributions with respect to common shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for Natura &Co Holding Shares will then be entitled to rely on the ADS Depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under CMN Resolution No. 4,373/14, as amended, or “CMN Resolution No. 4,373,” which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. There can be no assurance that the certificate of registration of the ADS Depositary, or any certificate of foreign capital registration obtained by holders of ADSs, will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the ADSs may not be imposed in the future.

Under Brazilian tax law, the disposition of Natura &Co Holding Shares will be subject to Brazilian tax and the disposition of ADSs may also be subject to Brazilian tax.

Brazilian Law No. 10,833/03, as amended, or “Law No. 10,833,” provides that gains on the disposition of assets located in Brazil by non-residents of Brazil, whether to other non-residents or to Brazilian residents, will be subject to Brazilian taxation.

The ADSs may be treated as assets located in Brazil for purposes of the law, and therefore gains on the disposition of ADSs by non-residents of Brazil may be subject to Brazilian taxation. Although the holders of ADSs outside Brazil may have grounds to assert that Law No. 10,833 does not apply to sales or other dispositions of ADSs, it is not possible to predict whether that understanding will ultimately prevail in the courts of Brazil given the general and unclear scope of Law No. 10,833 and the absence of judicial court rulings in respect thereof.

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

Our holding company has no business operations of its own and is dependent on our subsidiaries to pay certain expenses and dividends.

Our operations are conducted through our subsidiaries. As a result, our ability to make future dividend payments, if any, is dependent on the earnings of our subsidiaries and the payment of those earnings to us in the form of dividends, loans or advances and through repayment of loans or advances from us.

Moreover, our operating subsidiaries may not generate sufficient cash flow to pay dividends or distribute funds to us because, for example, our operating subsidiaries may not generate sufficient cash or net income; local laws may restrict or prohibit our operating subsidiaries from issuing dividends or making distributions unless our operating subsidiaries have sufficient surplus or net profits, which they may not have; or contractual restrictions may prohibit or limit such dividends or distributions.

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

History

The history of Brazil’s leading cosmetics group began in 1969, when Antonio Luiz da Cunha Seabra joined forces with Jean Pierre Berjeaut and founded Indústria e Comércio de Cosméticos JeBerjeaut Ltda., whose name was changed to Natura Indústria in January 1970. By 1974, we had adopted direct sales as our business model, reflecting our belief in the strength of relationships.

We began our international expansion in 1982, through a local distributor in Chile. In 1994 we began operating in Argentina and Peru. To support our growing operations, in 2001, we opened one of the most advanced integrated cosmetics research and production centers in South America in Cajamar in the state of São Paulo.

On May 21, 2004, Natura Cosméticos obtained its registration as a public company in Brazil from the CVM. We completed our initial public offering on May 26, 2004, and our shares became traded in the Novo Mercado listing segment of the B3. In July 2009, we held a secondary share offering and the interest held by the same controlling shareholders decreased to approximately 60%.

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

On February 26, 2017, Natura Cosméticos incorporated Natura Comercial Ltda. in order to operate our Natura retail business through our owned stores, providing more agility and autonomy for the business.

On September 7, 2017, through our subsidiary Natura (Brasil) International B.V., and following receipt of the necessary approvals (including from antitrust authorities in the United States and Brazil), we completed the acquisition of 100% of the issued share capital of The Body Shop International plc (the former name of The Body Shop International Limited) from L’Oréal S.A. for an enterprise value of €1.0 billion. We added new stores and two distribution centers to our business through this acquisition.

On January 21, 2019, Natura &Co Holding was incorporated under the laws of Brazil. On May 22, 2019, we entered into the Merger Agreement to perform the Transaction. As a result of the Corporate Restructuring completed on December 17, 2019 and the completion of the Transaction on January 3, 2020, Natura &Co Holding is the parent company of Natura and Avon. On July 17, 2019, “Natura Holding S.A.” changed its name to “Natura &Co Holding S.A.”

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

On May 3, 2021, Natura Cosméticos issued 4.125% sustainability-linked notes due in 2028 in the aggregate principal amount of U.S.$1,000 million, or the “ESG Notes,” the proceeds of which were used to refinance certain short- and long-term indebtedness of Natura Cosméticos, including the redemption of the entirety of the 5.375% senior notes due in 2023 issued by Natura Cosméticos in 2018. The ESG Notes are guaranteed by Natura &Co Holding S.A. and included two sustainability performance targets, to be met by year-end 2026: (i) reducing scopes 1, 2 and 3 of relative greenhouse gas emissions intensity by 13%; and (ii) reaching 25% of post-consumer recycled plastic in plastic product packaging. Under the terms of the notes, from and including November 3, 2027, the interest rate payable on the notes shall be increased by 65 basis points per annum unless the sustainability performance targets have been satisfied, as confirmed by an external verifier. 2019 is the baseline year for the sustainability performance targets. At the time, the ESG Notes were the largest-ever single sustainability-linked notes issuance by a Brazilian issuer at the time. The indenture governing the ESG Notes allows us and our affiliates at any time and from time to time to purchase notes in the open market or otherwise.

On May 28, 2021, Fable Investments, a subsidiary of Natura &Co International S.à r.l. and a purpose-driven corporate investment vehicle incorporated to support high-growth, differentiated and innovative companies in the beauty and wellness space through minority investments during early stages of their development, concluded its inaugural investment in British perfumer Lyn Harris’s Perfumer H.

In 2022 we reviewed our internal structures to focus more on profitability and cash conversion (including adjusting incentive packages), revising our cost structure, and revising the role of our holding company. We also reassessed parts of our global footprint, including through the sale of Aesop as disclosed under “—Recent Developments—Sale of Aesop.” In addition, at the annual general shareholders’ meeting held on April 26, 2023, our shareholders approved certain changes to our management and governance structure, including the following (all of which became effective on that date):

•         The reduction of the size of the board of directors from (i) a maximum size of 13 members to a maximum of nine members, and (ii) a minimum size of nine members to a minimum of seven members.

•         The elimination of the position of Executive Chairman of the Board of Directors and Main Executive of the Group (Group CEO), replacing the position with the creation of the position of Chief Executive Officer of Natura &Co Holding to which Fábio Colletti Barbosa was appointed.

•         The appointment of Bruno de Araújo Lima Rocha and Maria Eduarda Mascarenhas Kertész as members of our board of directors.

•         The resignation from our board of directors of Ian Martin Bickley, Jessica DiLullo Herrin, Wyllie Don Cornwell, Nancy Killefer and Fábio Colletti Barbosa.

•         The dissolution of the statutory Group Operating Committee.

In February 2022 following the appointment of a global Chief Information Security Officer, or “CISO,” for Natura &Co in 2021, all security functions from each business unit were combined into a central cybersecurity hub, or the “Cyber Hub.” Each of our business unit’s separate cybersecurity projects have also been consolidated into a single program under the Cyber Hub, leveraging the efficiencies and enhanced capability of stronger global teams and centralized budgets. Each business unit has a dedicated Business Information Security Officer, or “BISO,” who ensures that cybersecurity risks are continuously monitored and reduced through improvements and services provided by the Cyber Hub. A detailed maturity assessment based on the NIST Cyber Security Framework was carried out for each business unit and targeted improvements were identified to be addressed within the cybersecurity program, which is now at a greater maturity and addresses the most critical areas of risk. Centralized services now being delivered include strategy, policy and standards, all cyber incident detection and response, monitoring capability and tooling management (engineering), assurance of third-party risks, projects and change and the delivery of the extensive program of improvements. Cyber board meetings operate for every business unit in the group as well as a quarterly board run at Natura &Co Holding level.

On April 19, 2022, Natura Cosméticos concluded the offering of its 6.000% senior notes due in 2029 in the  aggregate principal amount of U.S.$600 million, with semiannual interest payments in April and October of each  year until the maturity date. The Natura &Co Luxembourg Notes are guaranteed by Natura &Co Holding S.A. and  Natura Cosméticos S.A. The indenture governing the Natura Cosméticos S.A. allows us and our affiliates (as defined  therein) at any time and from time to time to purchase the Natura Cosméticos S.A. in the open market or otherwise.

On September 19, 2022, Natura Cosméticos issued an aggregate principal amount of R$500 million promissory notes due 2025, guaranteed by Natura &Co Holding, as further described under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Main Financing Agreements—Promissory Notes.”

Recent Developments

Sale of Aesop

On April 3, 2023, our subsidiary Natura Cosméticos entered into a binding agreement to sell Aesop to L’Oréal Groupe for U.S.$2.525 billion. Natura &Co acts as a guarantor of the obligations of Natura Cosméticos under the share purchase agreement. The transaction will support Natura &Co’s financial deleveraging and position it to focus, with strict financial discipline, on its strategic priorities, notably the integration in Latin America, as well as the further optimization of Avon International’s footprint and the continued improvement of The Body Shop’s business. The purchase price will be paid in cash at closing, which is expected to occur in the third quarter of 2023 and is subject to customary regulatory approvals.

War Between Russia and Ukraine

The global economy has also been adversely affected by the ongoing war between Russia and Ukraine, which has resulted in significant inflationary pressures, supply chain disruptions and volatility in financial markets.

As a global company, with operations in Russia and Ukraine, our priority is the safety and well-being of all our associates, representatives, partners, suppliers, and customers. We are in close contact with the Avon associates based in Ukraine and Russia and The Body Shop franchisee partners in Ukraine in order to support them. A crisis management team is closely monitoring events as this crisis unfolds and our thoughts are with everyone affected by this situation.

Central and Eastern Europe is a relevant region for Avon, for which Russia is the largest market, while Ukraine is an important market for Natura &Co as a whole. Our total consolidated net revenue was R$36.4 billion in the year ended December 31, 2022, and these two markets represented under 5% of consolidated revenue in that year, taking into account The Body Shop operations via head franchisees.

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

Governments and authorities worldwide, including the United States and the European Union, have announced sanctions on certain industry sectors and parties in Russia. These and any additional sanctions, as well as any potential responses that may be provided by the governments of Russia or other jurisdictions, may adversely affect our business.

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

Impact of COVID-19

Since 2020, we have been closely monitoring the evolution of the COVID-19 pandemic, in order to take preventive measures to minimize the spread of the virus, ensure the continuity of operations and safeguard the health and safety of our personnel. New variants of the virus continue to emerge against which existing vaccines and acquired immunity may not be effective. Restrictions will likely remain in place or may be re-implemented, suppressing activity, if the contagion does not subside. As a result, we will continue to closely monitor and respond to the effects of the COVID-19 pandemic in the health of our workforce and continuity of our operations.

We have implemented various measures in line with guidance received from the applicable authorities, including, among others:

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
  adjusting our sales cycles;
  measures to make our sales channel more digital, including providing additional digital spaces for our sales force and increasing the number of courses and training;
  wide dissemination of our digital magazine;
  preparing sales force leaders to deal with illness, death and other issues relating to COVID-19 that sales teams may encounter;
55

  providing health benefits, telemedicine and aid to our sales force;
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

We have taken and may continue to take temporary precautionary measures intended to help minimize the impact of the COVID-19 pandemic, including the continued emergence of new variants of the virus, on our operations.

We believe that these actions enable us to continue to operate our business despite the ongoing slowdown in economic activity across all sectors and its direct impact on physical retail.

As of the date of this annual report, vaccines have been widely distributed in the principal markets in which we operate and stricter restrictions on commerce and transit have eased. However, new variants of the virus continue to emerge against which existing vaccines and acquired immunity may not be effective. We are unable to estimate the extent to which ongoing efforts to curb the continuous spread of the COVID-19 virus, including that of new variants, and related developments will affect our business, results of operations and financial condition going forward. We plan to continue to review our revenue, investments, expenses, cash outflows and leverage levels, and adjust our relationships with suppliers as the disruptions caused by the COVID-19 continue to impose challenges to local and international trade. The actions outlined above are continuously being reevaluated in light of global developments relating to COVID-19 in Brazil and globally.

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

Capital Expenditures and Divestitures

Our main capital expenditures include investments in opening stores and refurbishing existing ones, enhancing digital technology, product innovation as well as projects that seek to increase our operational efficiency and productivity. In the years ended December 31, 2022, 2021 and 2020, total investments in capital were R$1,102.8 million, R$1,479.2 million and R$674.2 million, respectively.

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

For information on the funding of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Liquidity.”

B.   Business Overview

Overview

We are the tenth-largest company in beauty and personal care and the fourth-largest pure player in the category. We are also among the tenth-largest direct sales companies in the world according to Euromonitor (Natura &Co, based on Euromonitor, Beauty and Personal Care, 2023, retail value RSP including sales taxes, U.S.$, fixed 2022 exchange rates, historic current prices/forecast constant 2022 prices). We have an innovative business model that is consistent with our sustainable vision of the world. We aim to be recognized by consumers, consultants, employees, suppliers, shareholders and all stakeholders we engage with as a hallmark of quality, integrity, innovation, and socially conscious business practices.

We operate four main brands, namely Natura, Avon, The Body Shop, and Aesop, each with its own specific importance to us. We believe these brands are complementary components of our portfolio. The product categories we sell include (i) face and body skin care, (ii) hair care and treatment, (iii) cosmetics, (iv) fragrances, (v) bath products, (vi) oral care, and (vii) other products and experiences.

The union of four complementary brands within the portfolio allows us to have a multichannel operation in different regions of the world, from direct sales to distribution through retail and e-commerce, and price positioning ranging from mass to prestige.

The following is a description of our main brands:

Natura

Natura was founded in 1969 in São Paulo, Brazil, believing in the potential of relationships and in the power of cosmetics as a consciousness booster. Our Natura product portfolio includes the following brands and categories:

  Fragrances: Offered through our brands of fragrances and feminine perfumes (such as Ekos, Natura Humor, Kriska, Natura Essencial, Biografia, Natura Ilia and Natura Luna) and of fragrances and masculine colognes (such as Natura Homem, Natura Essencial, Biografia, Natura Sintonia, Sr. N and Kaiak), as well as the Mamãe e Bebê and Natura Naturé children’s lines that complement the portfolio.
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
  Hair Care: This category includes shampoos, conditioners and capillary treatments such as hydrating masks, and is offered through three brands: Natura Ekos, Natura Sou, Natura Lumina and Natura Plant.
  Gifts: Offered through creative and adaptable kits, with a wide range of products for men, women and children, also including exclusive packaging for festive occasions.
57

Our Natura-branded products are manufactured using sustainable ingredients ethically extracted from the Brazilian biodiversity. The formulas we use prioritize the use of renewable, vegetable-based raw materials. We seek to develop our Natura-branded products based on an open innovation model involving a network of global partners.

Avon

Founded in 1916 in New York, United States, with operations since 1886, Avon is a global manufacturer and marketer of beauty and related products. Under this brand, our products are distributed predominantly through direct sales by our representatives for beauty, fashion and home segments focused on mass markets in more than 45 countries.

Avon’s product categories are:

  Beauty: includes skin care products, cosmetics and fragrances.
  Fashion and Home: includes decorative products, houseware, entertainment and leisure products, children's products, as well as jewelry, watches, clothing, footwear, accessories and other gifts.
  Gifts: gift kits and souvenirs adaptable for various occasions, as well as a broad product line that includes makeup, body and bath, hair, skin care and packaging.

The Body Shop

The Body Shop, founded in 1976 in Brighton, England, was born with the idea of being a sustainable business inspired by nature and ethics. It is a global developer, distributor and seller of beauty, makeup, and skin care products, with more than 2,500 stores around the world as of December 31, 2022.

The Body Shop brand's product portfolio includes the following product categories:

  Body Care: The Body Shop offers body care products including body butter, lotions, yogurts, hand and foot care hygiene products, body and massage oils, and other products.
  Bath: The Body Shop's bath products portfolio includes products such as bath gels, soaps, body scrubs, liquid body soaps, bath creams and bath foams.
  Hair Care: The Body Shop offers shampoos, conditioners, scalp treatments, among other hair care products.
  Skin Care: The Body Shop offers quality skin care products that aim for effectiveness, including moisturizers, masks, facial cleansers, serums, toners, anti-spot and anti-acne products, among others.
  Makeup: The Body Shop offers face (and with color) makeup, including foundations, eyelash masks, lipsticks, concealers, eyeliners and eye shadows, bronzing powders, sustainably sourced brushes and accessories, among others.
  Fragrances: The Body Shop's fragrances include Eau de Parfum, Eau de Toilette, Deo and Mists, as well as fragrances for the home.
  Gifts and Accessories: The Body Shop offers a line of gifts and accessories, including seasonal and/or themed gift boxes.

Aesop

Founded in 1987 in Melbourne, Australia, Aesop is a luxury cosmetics brand recognized for its premium face, hair and body care products and the shopping experience it offers its consumers in its exclusive stores.

The Aesop brand’s product portfolio includes the following categories:

  Skin: Aesop offers a variety of skin care products, including facial cleansers and moisturizers, exfoliation products, facial treatments, and masks, shaving products, and products specifically for the eye and lip area.
  Hair: The portfolio includes various hair care products including shampoos, conditioners, treatments, and products for men.
  Body: Aesop offers products for the body, including hand care products, body cleansers, body balms, body scrubs, deodorants, mouth rinses, and toothpastes.
  Fragrances: Aesop’s product portfolio includes fragrances for everyone, without gender limits, such as Rōzu and Hwyl perfumes.
  Home: Aesop's home product portfolio includes soaps, oil diffuser blends, room spray flavorings, oil diffusers, pet products, and other products.
  Gifts, Kits and Travel: The Aesop brand offers a range of gifts, travel kits and packaging, including gift cards.

Our Global Presence

We are a leading beauty company including the following brands: Natura, Avon, The Body Shop and Aesop. Our business is currently divided into the following segments: (1) Natura &Co LATAM, (2) The Body Shop International, (3) Aesop International, and (4) Avon International, as described below:

Natura &Co LATAM: This segment includes all operations under our Natura, Avon, Aesop and The Body Shop brands located in Brazil and Latin America, which account for a significant portion of our operating revenues.

This segment includes all operations under our Avon brand, except those located in Brazil and Latin America, and has sales operations in 49 countries and territories, and distribution in 23 other countries and territories, as of December 31, 2022.

This segment includes all operations under our The Body Shop brand, except those located in Brazil and Latin America, present in 80 countries, as of December 31, 2022.

This segment includes all operations under our Aesop brand, except those located in Brazil and Latin America, and has a direct presence in 25 countries and three countries through distributors as of December 31, 2022, largely in Asia.

Following the expansion of our Natura brand into Latin America in the 1980s and 1990s, we identified several opportunities to further grow our business outside Brazil through mergers and acquisitions. We began implementing this strategy in 2012 with the acquisition of Aesop. We then acquired The Body Shop and Avon in 2017 and 2020, respectively.

We believe that this growth over the years has helped us consolidate our experience in the development, manufacturing, distribution and resale of cosmetics, fragrances, and personal care products, leading us to become a diversified, global cosmetics group with differentiated values. We are the fourth-largest pure play beauty group in the world with a 2.1% global market share as of December 31, 2022 as a result of our sizeable operations in Latin America, Asia Pacific, Europe, North America and Oceania, according to Euromonitor data, April 2022 (Natura &Co, based on Euromonitor, Beauty and Personal Care, 2023, retail value RSP including sales taxes, U.S.$, fixed 2022 exchange rates, historic current prices/forecast constant 2022 prices).

Our Strategy

Given the diversified and global scope of our operations, we adopt different strategies for each of our four segments:

The strategy for the Natura brand is focused on the continuous evolution of market share, channel diversification and investment. The main strategy for the Avon brand is to accelerate the integration of the Avon and Natura businesses in Latin America.
The strategy for Avon International is based on the optimization of its geographic presence with a focus on the most profitable markets, correction or discontinuation of markets that dilute profit, and better capital allocation with the aim of keeping the operations of the focus markets healthy.
The current strategy is focused on stabilizing the brand’s main distribution channels and reducing costs, with the aim of leading to a margin that supports cash generation. We are also focused on rebalancing revenues from the main channels.
The strategy for the Aesop brand comprises the maintenance of a balanced financial condition, as well as the acceleration of investments in new markets (such as Aesop’s entrance in the Chinese markets during 2022) and new categories (such as fragrances and skin care). On April 3, 2023, our subsidiary Natura Cosméticos entered into a binding agreement to sell Aesop to L’Oréal Groupe for U.S.$2.525 billion, as further described under “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Sale of Aesop.”

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

In 2014, Natura Cosméticos was the first listed company in the world to be recognized as a B Corp (as approved by B Lab, an independent organization), a global movement of companies that give equal value to their economic, social and environmental results. After three years, Natura Cosméticos was recertified as a B Corp, attesting its commitment to positive social and environmental performance and impact on people and the planet. In 2022, we transferred the B Corp certification from Natura Cosméticos to Natura &Co, which is currently one of the largest consumer businesses in the world to have this certification.

For the seventeenth consecutive year, Natura Cosméticos’ stock was included in the B3’s Corporate Sustainability Index. From 2014 to 2021, Natura Cosméticos was listed on the Dow Jones Sustainability Index, or “DJSI,” a benchmark for investors who base their investment decisions on social and environmental aspects. Natura Cosméticos was the only emerging markets company on the DJSI in the Household and Personal Products segment.

Furthermore, for the twenty-second consecutive year, Natura Cosméticos presented its Annual Sustainability Report, which has provided unified disclosure of economic, social and environmental results of its operations since 2001. All information related to social responsibility is described in Natura Cosméticos’ annual report, which is drafted in accordance with the GRI G4 framework.

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

Natura Cosméticos’ Sustainability Vision 2050 is deeply connected to our strategy and influences Natura &Co’s corporate vision, “Commitment to Life.” We view it as a commitment by the entire business to have a positive impact. We endeavor to contribute to the protection and regeneration of the entire ecosystem to which we belong. The first milestone of this planning, 2020 Ambitions, is a set of goals on topics such as biodiversity, waste, carbon emissions, water, diversity and inclusion, and income generation, among others. We mobilized resources internally in this six-year cycle, overcame important business challenges and advanced strategic issues as part of our vision of transforming Natura into a company that generates a positive impact.

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

That is why Avon has now set even more ambitious targets – to improve packaging sustainability, and further reduce its carbon emissions and water use. Avon is also proud, in 2019, to have become the first global beauty company to end animal testing across all products in every country in which it operates. Avon and the Avon Foundation donated over U.S.$10.1 million in 2022 to causes including breast cancer awareness, the fight against gender-based violence and domestic violence, and Ukrainian war refugees, among others.

The Body Shop

The Body Shop’s founding principle was to be a force for positive change. This has guided The Body Shop through 40 years of growth, from a one-woman enterprise with a single UK shop to a global business operating directly and through franchisees in 81 countries. The Body Shop was among the first global businesses to practice fair trade and conduct social and environmental campaigns. These actions continue to drive The Body Shop to be a positive force for change across the world.

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

The Body Shop launched the “Be Seen Be Heard” campaign in May 2022, which aims to amplify and empower young voices to influence government decision-making across more than 75 countries. The campaign allows The Body Shop to promote change with a specific call to action, stimulating youth leaders in each of its markets to mobilize towards effecting policy and legislative change within a three-year period. Some of the goals of the campaign are the development of leadership skills for young people and the enfranchisement of voters at younger ages.

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

Aesop is committed to supporting the communities in which it operates and annually donates 2.5% of its EBITDA to the Aesop Foundation, a philanthropic vehicle supporting the development of literacy and storytelling in marginalized communities. During 2022, the Aesop Foundation donated U.S.$2.3 million to a range of partner charitable organizations. The Aesop Foundation continues to support key partners in Australia while expanding its donations globally since 2022.

In addition, the Aesop Foundation donated (i) U.S.$0.1 million in March 2022 to organizations and individuals in Ukraine in support of refugees affected by the war with Russia and (ii) U.S.$0.1 million in May 2022 to organizations and individuals in the United States in support of reproductive justice following the decision of the United States Supreme Court to overrule Roe v. Wade on June 24, 2022. Furthermore, the Aesop Foundation launched a global donation pairing program, whereby the Aesop Foundation paired another U.S.$1.00 for every U.S.$1.00 donated by Aesop’s employees.

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

Channel and Value Proposition for Consumers (1)

Notes: (1) Based on Company information; (2) Except in Brazil where The Body Shop is positioned above Natura; (3) Cosmetics, Fragrances and Toiletries.

We present below a summary of certain of our key operational and financial highlights:

  In the year ended December 31, 2022, out of our total net revenues, 39% was generated outside of our Natura &Co LATAM segment (44% in the year ended December 31, 2021), and  Brazil represented 31% of the total net revenue in the year ended December 31, 2022 (26% in the year ended December 31, 2021).
  In the year ended December 31, 2022, our revenue was derived from the following sales channels: 73.6% from direct sales, 12.8% from retail, 6.6% from online sales, 6.9% from other sales channels.

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

The Natura brand uses ingredients which we believe to be unique, sustainable and ethically extracted from Brazilian biodiversity in the manufacture of its products. The formulas used by Natura prioritize the use of vegetable-based renewable raw materials. As of the date of this annual report, to ensure the sustainable stewardship of these ingredients in Brazil, Natura works with 48 communities, generating social development and income for approximately 10.6 thousand families, based on sustainable production chains. We have helped to preserve around two million hectares of forest as of December 31, 2022, with our partnerships with organizations such as the State Secretariat for the Environment of Amapá (Secretaria de Estado do Meio Ambiente do Amapá), the Chico Mendes Institute for Biodiversity Conservation (Instituto Chico Mendes de Conservação da Biodiversidade) and the State Secretariat for the Environment of Amazonas (Secretaria de Estado do Meio Ambiente do Amazonas), in addition to agricultural communities and social organizations of the region. We work with these organizations by developing initiatives that we believe generate positive impacts for conservation, in areas such as “Reserva Extrativista Médio Juruá,” “Reserva de Desenvolvimento Sustentável Uacarí” and “Reserva de Desenvolvimento Sustentável do Rio Iratapuru.”

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

Our Natura product portfolio includes fragrances, makeup, body and facial care, sunscreen, soaps, deodorants, body oils, hair care and gifts, as further detailed under “Item 4. Information on the Company—B. Business Overview—Overview—Natura.”

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

Our e-commerce platform was implemented in Chile in 2015 and in Argentina in 2017. We also believe that the implementation of Natura’s mobile platform has been successful: Natura has approximately 1.7 million consultants using Natura’s digital platforms (mobile application and web-based) in Brazil and other Latin American countries as of December 31, 2022. The mobile application contains a number of features which support consultants’ sales, including allowing order entry and access to sales performance records. As of December 31, 2022, 82.1% of Natura’s consultants were using digital platforms.

In 2016, Natura opened physical stores in the city of São Paulo to improve the shopping experience of our consumers.

As of December 31, 2022, Natura had 90 stores in Brazil and 28 outside Brazil (Chile, Argentina and United States). In addition, Natura is growing through a franchise model in Brazil, named “Aqui tem Natura.” As of December 31, 2022, Natura had approximately 650 franchised stores in Brazil.

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

Avon’s business is conducted primarily in one channel, direct selling, with a strategy to expand to omnichannel. As of December 31, 2022, Avon’s operations outside the U.S. were conducted primarily through subsidiaries in 49 countries and territories. Outside of the U.S., Avon’s products were also distributed in 23 other countries and territories.

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

Avon’s principal properties worldwide consist of manufacturing facilities for the production of Beauty products, distribution centers where administrative offices are located and where finished merchandise is packed and shipped to representatives in fulfilment of their orders, and one principal research and development facility currently located in Suffern, New York. On November 3, 2022, the board of directors of Avon approved a plan to relocate its research and development facilities to Brazil and Poland, two of its largest markets, by the end of its fiscal quarter ending June 30, 2024, in order to further deliver its Global Innovation Program and realize cost efficiencies.  As a result, Avon will close its research and development facility in Suffern, New York. The closure of the Suffern facility is expected to be completed by the end of Avon’s fiscal quarter ending June 30, 2024. Avon expects to incur non-recurring restructuring costs related to the facility closure and relocation in the amount of approximately U.S.$39.0 million, to be incurred between 2022 and 2025, and capital expenses relating to new facilities’ infrastructure in Brazil and Poland in the amount of approximately U.S.$10.0 million, to be incurred between 2022 and 2023. Such amounts are expected to be offset by a reduction in recurring costs as a result of the restructuring. Avon also continues to carry out an impairment analysis on fixed assets and, as a result, expects to record a potential impairment expense.

Since January 2017, Avon’s principal executive offices are located in Northampton, UK. All the floors of its previous principal executive office location at 777 Third Avenue, New York, have been subleased.

In addition, other principal properties measuring 50,000 square feet or more include the following:

  three manufacturing facilities, nine distribution centers and one administrative offices in Avon International; and
  two manufacturing facilities, nine distribution centers and one administrative office in Avon Latin America.

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

The Body Shop operates 2,571 retail locations in 83 countries as of December 31, 2022. The Body Shop-branded product portfolio includes the following categories of products:

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
66

The Body Shop’s owned and franchised stores make up its largest sales channel. Also, The Body Shop has 61 e-commerce platforms and approximately 35,300 consultants, in its at-home (direct sales) channel. The Body Shop is present in 83 countries and had 979 owned stores and 1,592 franchised stores as of December 31, 2022.

The Body Shop’s transformation program includes the acceleration of the omnichannel strategy. In 2022, consumers continued to shift to e-commerce and at-home sales channels, which accounted for 13.0% and 9.0% of The Body Shop’s revenue, respectively, representing a 13.0% and 20.0% decrease compared to 2021, respectively, and a 2% and 4% increase compared to 2020, respectively.

Aesop

Aesop is a luxury cosmetic brand founded in Australia, in which we acquired a majority stake in 2012. We completed our acquisition of Aesop in 2016. The Aesop brand is recognized for the premium products it develops and for the shopping experiences it offers to its consumers. The high-quality formulations, based on botanical ingredients, are all scientifically tested for safety.

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

Our major sales channel under the Aesop brand is through Aesop’s retail channel, comprising signature stores and concession department store counters. Aesop’s retail locations are uniquely designed by renowned architects, aiming to create the best shopping experience for our customers. The Aesop brand’s products also are sold through e‑commerce (both through its own website and other third-party e-commerce platforms such as the T-mall in China and the gifting platform Kakao in South Korea), and through certain wholesalers. In 2022, retail sales increased by approximately 29.6% compared to the year ended December 31, 2021. Total wholesale sales in 2022 increased by 21.2% compared to 2021, while e-commerce sales had a 4.2% decline compared to 2021, which followed a 14% increase in e-commerce sales in 2021 compared to 2020.

As of December 31, 2022, the Aesop brand was present in Asia, Oceania, Europe, the Middle East and the Americas, in 25 countries directly and three countries through distributors, with 288 signature stores, 76 concession department store counters and 31 wholesale department stores.

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

Our Segments

Net Revenue by Segment and Share of Net Revenue

The following tables present certain financial and operational indicators for the periods indicated of our Natura &Co LATAM segment:

	For the Year Ended December 31,
	2022(1)	2022	2021	2020(3)
	(in U.S.$)	(in R$)
	(currencies in millions, except as otherwise noted)
Natura &Co LATAM:
Net revenue	4,221.5	22,027.6	22,413.4	20,542.3
Operating profit before financial results(2)	191.7	1,000.1	1,723.7	1,494.9
Net income (loss) (2)	(60.1)	(313.4)	1,188.6	577.7
Number of consultants (thousands at period end)	N/A	4,655	4,480	4,878
Number of owned stores	N/A	229	219	200

(1)  Solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2022 for reais into U.S. dollars of R$5.218 per U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)  The amounts shown above do not include unallocated corporate expenses.

The following table presents certain financial and operational indicators of our Avon International segment for the periods indicated:

		For the Year Ended December 31,
	2022(1)	2022	2021	2020
	(in U.S.$)	(in R$)
		(in millions, except number of stores)
Avon International:
Net revenue	1,379.0	7,196.0	9,329.3	9,097.4
Operating (loss) before financial results(2)	(145.4)	(758.5)	(558.3)	(485.6)
Net (loss)(2)	(384.4)	(2,006.0)	(919.3)	(1,070.2)

(1)   Solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2022 for reais into U.S. dollars of R$5.218 per U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)   The amounts shown above do not include unallocated corporate expenses.

The following table presents certain financial and operational indicators of our The Body Shop International segment for the periods indicated:

	For the Year Ended December 31,
	2022(1)	2022	2021	2020
	(in U.S.$)	(in R$)
	(in millions, except number of stores)
The Body Shop International:
Net revenue	844.6	4,407.2	5,821.8	5,332.9
Operating (loss) profit before financial results(2)	(62.9)	(328.5)	228.0	174.0
Net income (loss)(2)	(71.1)	(370.9)	(4.9)	32.4
Owned stores	979	979	997	1,049
Franchised stores	1,477	1,477	1,548	1,590
68

(1)   Solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2022 for reais into U.S. dollars of R$5.218 per U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)   The amounts shown above do not include unallocated corporate expenses.

The following table presents certain financial and operational indicators of our Aesop International segment for the periods indicated:

	For the Year Ended December 31,
	2022(1)	2022	2021	2020
	(in U.S.$)	(in R$)
	(in millions, except number of stores)
Aesop International:
Net revenue	521.0	2,718.7	2,600.2	1,949.3
Operating profit before financial results(2)	44.7	233.3	329.5	338.5
Net income(2)	25.4	132.7	194.2	234.3
Number of signature stores	288	288	268	246

(1)   Solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2022 for reais into U.S. dollars of R$5.218 per U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)   The amounts shown above do not include unallocated corporate expenses.

The following table shows the proportion of our net revenue accounted for by each of our segments for the periods indicated:

	For the Year Ended December 31,
	2022	2021	2020
Natura &Co LATAM	60.6%	55.8%	55.6%
Avon International	19.8%	23.2%	24.6%
The Body Shop International	12.1%	14.5%	14.5%
Aesop International	7.5%	6.5%	5.3%
Total	100%	100%	100%

Our Production Processes

Natura

In 2022, Natura produced 72.1% of its cosmetics through its own production sites, while 27.9% was manufactured by third parties. In 2021, Natura produced 69.5% of its cosmetics through its own production sites, while 30.5% was manufactured by third parties. In 2020, Natura produced 69.6% of its cosmetics through its own production sites, while 30.4% was manufactured by third parties. Natura has three industrial units in Cajamar in the state of São Paulo and an industrial unit in Benevides in the state of Pará.

Natura’s Cajamar facilities were built to allow efficient expansion as our operations grow, thereby ensuring greater economies of scale at the production sites. In 2014, our unit in Benevides, called “Ecoparque,” was built based on sustainable chain concepts, promoting a form of symbiosis between the different companies operating therein and contributing to the development of local communities.

In the year ended December 31, 2022, Natura reached a production volume equal to approximately 57.8% of its production capacity, compared to 66% in 2021 and 82% in 2020. Given the characteristics of Natura’s commercial model, Natura opted for a manufacturing structure that favored flexibility, thereby allowing Natura to meet spikes in demand influenced by either product promotions that lead to significant changes in normal demand behavior or strategies that offer exclusively prepared packaging for important commemorative dates, such as Mother’s Day or Christmas.

In the year ended December 31, 2022, Natura produced 434 million units internally at Cajamar, in comparison with 469 million units in 2021 and 488 million units in 2020. Natura’s soap plant produced 114 million units in the year ended December 31, 2022, compared to 106 million units in 2021 and 95 million units in 2020.

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

Of the products manufactured in Brazil, either by Natura or by its partners, 26.9% were exported in year ended December 31, 2022, in comparison with 30.6% in 2021 and 26.5% in 2020.

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

We have no manufacturing facilities to produce The Body Shop-branded products and purchase finished goods from manufacturers located around the world. We stipulate the product formulation criteria including where Community Fair Trade ingredients are to be used. Purchasing and sourcing are split between four central teams focused on either finished goods, sustainable sourcing, packaging or non-trade (services).

Certain The Body Shop products are being produced at Avon’s operations in Poland, including The Body Shop’s iconic Body Butters line. The Body Butters products produced by Avon in Poland were first sold in April 2021. Preparations for the launch of Body Butters production by Avon in Poland started in November 2019. Close cooperation between Avon and The Body Shop resulted in the relaunch of the Body Butters in new sustainable packaging and new vegan formula with increased naturality and improved moisturizing claims.  In 2022, Avon Operations Poland produced 19% of The Body Shop’s portfolio.

Aesop

Aesop’s production process commences with its research and development, whereby formulations are developed and validated to be ready for commercial scale. The development is conducted by its own research and development team at the Aesop laboratory which is based at Aesop headquarters in Melbourne, Australia.

Aesop manufactures the finished goods in 12 main industrial units (factories) owned by third-party contractors based in either Australia or France. These factories manufacture the bulk formulation and then fill and pack the final product.

Aesop sources and selects all suppliers of ingredients, packaging and other materials required to produce the finished product. These items are either directly procured or are purchased by the third-party contractor. Raw materials, packaging and components can be received into the third-party manufacturers directly, or received into the Melbourne or Netherlands hubs before being redistributed to manufacturers.

After manufacture, the products are shipped to one of two centralized distribution warehouses (hub) in Melbourne, Australia or the Netherlands, and later sold to the Aesop subsidiaries in Oceania, Asia, Europe and the Americas.

Products are exported to regional distribution warehouses to supply the subsidiaries. Subsidiaries in Australia and New Zealand are supplied by the Melbourne distribution warehouse, and subsidiaries in Europe are supplied by the Netherlands warehouse. Products are transported to the regional distribution centers in accordance with the demand in each region. All supply management is supported by advanced demand planning systems implemented in 2019. The distribution centers are each owned by third-party logistics providers and are not owned by Aesop. The warehouse management systems of each distribution center are integrated into Aesop’s enterprise resource planning system.

The Melbourne and the Netherlands hubs act as points for receiving and consolidating finished product inventories, thereby allowing for management of supply from different suppliers and finished goods factories. The regional distribution centers are responsible for (under the instruction of Aesop) the picking and delivery to the retail stores and wholesale customers.

Our Distribution Processes

Natura

We distribute Natura-branded products through direct sales channel. We have opted for the direct sales channel due to our belief in the power of sales through relationships, which allows greater interaction between the buyer and the seller, thereby providing a more individualized service. This commercial model has been adopted in Brazil, Argentina, Chile, Peru, Colombia and Mexico. Accordingly, our products are distributed through a network of approximately 2.05 million consultants as of December 31, 2022, as shown in the table below:

	As of December 31,
	2022	2021	2020
	(in thousands)
Consultants(1):
Brazil	1,166.5	1,099.6	1,279.4
Argentina	230.4	230.1	233.9
Chile	83.5	88.3	84.4
Mexico	329.1	319.2	285.7
Peru	99.0	98.2	92.9
Colombia	140.5	132.7	130.6
Total	2,049.1	1,968.0	2,106.9

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

A new Natura Magazine is released approximately every 21 days with new promotions and launches, thereby forming different sales cycles throughout the year. In each cycle, we send at least one print version of Natura Magazine (except in Argentina) to consultants who placed at least one order in the previous three cycles. The average number of catalogues distributed per sales cycle was 1.9 million and 2.3 million in the years ended December 31, 2022 and 2021, respectively. In order to better communicate and strengthen the relationship with consultants, we are also investing in a mobile application and in the Natura Network (an online business). With these tools, consultants can view Natura Magazine, place orders, receive online training, and check their default status and other activities. We believe digitalization will be crucial for the future performance of our brand and enable Natura to build upon its existing strengths.

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

Products in the Natura Magazine are assigned points based on the suggested retail price. For example, the greater the suggested retail price, the greater the number of points assigned. Consultants may place as many orders as they wish during the sales cycle, as long as the order meets a minimum of 51.6 points, which is equal to approximately R$268.00 in terms of suggested sales price as indicated in the Natura Magazine.

In order to improve communication and strengthen our relationships with our consultants, we advanced the digitalization of our relationship sales model. In the years ended December 31, 2022, 2021 and 2020, approximately 1.8 million, 1.8 million and 1.7 million, respectively, consultants from Brazil and other Latin American countries used our digital platform, which is available in both a mobile and web browser format.

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

Avon

During 2022, we had sales operations in 49 countries and territories, and distributed products in 23 other countries and territories.

Unlike most of its CPG competitors, which sell their products through third-party retail establishments (e.g., drug stores and department stores), Avon primarily sells its products to the ultimate consumer through the direct-selling channel, with a strategy to expand to omnichannel. Sales of products are made to the ultimate consumer principally through direct selling by representatives, who are independent contractors and not employees of Avon. As of December 31, 2022, Avon had approximately 4 million Active Representatives (calculated as the number of representatives submitting an order in a sales campaign, totaled for all campaigns during the year ended December 31, 2022 and then divided by the number of campaigns). Representatives earn by purchasing products directly from Avon at a discount from a published brochure price and selling them to their customers, the ultimate consumer of Avon’s products. Representatives can start their Avon businesses for a nominal fee or, in some markets, for no fee at all. Avon generally has no arrangements with end users of its products beyond the Representative, except as described below. No single Representative accounts for more than 10% of Avon’s net sales globally.

Sales through Representatives accounted for 96% of Avon’s net revenue for the year ended December 31, 2022.

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

  Owned Stores: Owned stores accounted for approximately 55%, 43% and 39% of our net revenue for the years ended December 31, 2022, 2021 and 2020, respectively. We currently operate with a network of 997 stores located in Europe, Asia and Oceania, and North America.
  E-commerce: Online sales accounted for approximately 13%, 16% and 16% of The Body Shop’s net revenue in the years ended December 31, 2022, 2021 and 2020, respectively.
  At-home: At-home sales accounted for approximately 9%, 20% and 24% of The Body Shop’s net revenue in the years ended December 31, 2022, 2021 and 2020, respectively.
  Head Franchise and Subfranchise Markets: Head franchise markets refer to territories where our operations are run by a third party, “Head franchisee.” Some of these markets are Master franchisee grants with a right to grant subfranchises. Most third-party franchise markets are direct franchisee agreements only. In certain markets, the franchise grant is also extended to franchisee e-commerce, third-party e-commerce, and selective wholesale within department stores. In head franchise markets, we sell our products under The Body Shop brand via a network of 1,592, 1,674 and 1,696 stores (as of December 31, 2022, 2021 and 2020, respectively) operated by third-party franchisees. Generally, the head franchise contract is signed for a term of 10 years (with an option for five years’ renewal). We have a strong and long-standing relationship with our head franchisees. Subfranchise consists of a network of countries where we operate directly. Head franchise markets and subfranchise markets accounted for approximately 20%, 18% and 18% of our net revenue for the years ended December 31, 2022, 2021 and 2020, respectively. In-store and country-specific costs (including personnel and rent) and capital expenditure are supported by the third-party franchisees. As a result, our franchise markets generate a competitive margin compared to other channels.
  Other Channels: This includes wholesale channel which accounted for approximately 2%, 3% and 2.4% of net revenue for the years ended December 31, 2022, 2021 and 2020, respectively.

Aesop

Aesop operates largely with a direct-to-consumer retail sales model with Aesop brand products sold across 25 countries (24 as of December 31, 2021 and 23 as of December 31, 2020) directly and three countries through distributors as of December 31, 2022 (four as of December 31, 2021 and 2020), in Oceania, Asia, Europe and the Americas, primarily through signature stores and department stores.

Aesop takes a meticulous approach to product development, store design and customer service, in particular within its Signature Store and Department Store Counter environments where Aesop employs over 2,500 consultants and store managers. The focus is on developing trusted relationships with customers through the consultation process, with consultants recommending a prescription of products for a customer’s specific skin type and making thoughtful suggestions of other products that may complement their preferences.

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

While Aesop takes a customer-centric view of its business, the sales channels through which Aesop serves its customers can be broken down as follows:

  Retail locations: Retail (signature stores and concession department store counters) remain the primary sales channel, contributing 69%, 50% and 46% of total sales in the years ended December 31, 2022, 2021 and 2020, respectively, through 288, 269 and 247 signature store locations, and 76, 68 and 60 concession department store counters, as of December 31, 2022, 2021 and 2020, respectively.
  Digital: Aesop operates its own online channel, Aesop.com, and through the third-party channel Tmall, an online channel in mainland China and Hong Kong, and Kakao, an online gifting platform in Korea. This channel represented 17%, 22% and 24% of total sales in the years ended December 31, 2022, 2021 and 2020, respectively.
  Wholesale: Aesop sells through a number of other wholesale channels, including through third-party online resellers, amenity accounts with hotels and restaurants, as well as other physical multibrand retailers. This channel represented 17%, 22% and 24% of total sales in the years ended December 31, 2022, 2021 and 2020, respectively.

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

Natura’s logistics network is currently as follows:

  Brazil: Seven distribution centers located in São Paulo (state of São Paulo), Matias Barbosa (state of Minas Gerais), Uberlândia (state of Minas Gerais), Murici (state of Alagoas), Canoas (state of Rio Grande do Sul), Simões Filho (state of Bahia), Castanhal (state of Pará) and one warehouse (hub) in Itupeva (state of São Paulo); and
  Other regions operations: based out of five distribution centers (Argentina, Chile, Peru, Colombia and Mexico).

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

Distribution centers are highly automated and equipped with cutting-edge sorting technology, consuming very little energy, and thereby contributing to productivity gains and reducing the cost of each order. The distribution center infrastructure is capable of handling an order volume from consultants in accordance with the minimum order size (51.6 points, equal to approximately R$268.00 in suggested resale price), even if the order comprises a smaller number of items.

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

All deliveries are tracked in order to ensure service levels are met and compliance with contracts. In Brazil, the delivery time for consultants from the time they submit the order is five days on average. In the fiscal years ended December 31, 2022, 2021 and 2020, 61.0%, 68.5% and 65.4% of all orders were delivered within five days, respectively.

Avon

Avon’s principal properties worldwide consist of manufacturing facilities for the production of Beauty products, distribution centers where administrative offices are located and where finished merchandise is packed and shipped to representatives in fulfilment of their orders, and one principal research and development facility currently located in Suffern, New York. On November 3, 2022, the board of directors of Avon approved a plan to relocate its research and development facilities to Brazil and Poland, two of its largest markets, by the end of its fiscal quarter ending June 30, 2024, in order to further deliver its Global Innovation Program and realize cost efficiencies.  As a result, Avon will close its research and development facility in Suffern, New York. The closure of the Suffern facility is expected to be completed by the end of Avon’s fiscal quarter ending June 30, 2024.

Since January 2017, Avon’s principal executive offices are located in Northampton, UK. All the floors of its previous principal executive office location at 777 Third Avenue, New York, New York have been subleased.

In addition, other principal properties measuring 50,000 square feet or more include the following:

  three manufacturing facilities, nine distribution centers and one administrative office in Avon International; and
  two manufacturing facilities, nine distribution centers and one administrative office in Avon Latin America.

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

Our main UK distribution center acts as The Body Shop’s global hub for finished product inventory, thereby allowing for management of supply to different distribution centers in accordance with the demand in each region. All logistics management is supported by advanced demand planning systems centrally from the UK supply chain.

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

Our logistics in Germany were established in 2019 in the form of a third-party logistics center and partners with Dachser Logistics to support the EU market, considering the continuing uncertainty surrounding trade negotiations between the EU and the UK following Brexit. This distribution center supports the EU e-commerce, company markets and franchise businesses.

The Singapore and Australia businesses both use Bolloré as their third-party logistics provider supporting local markets within these regions.

The Japan business uses Hitachi as their third-party logistics provider supporting company stores and e-commerce channels.

All deliveries are tracked to secure service levels and compliance with contracts.

Aesop

Aesop manufactures the finished goods in industrial units owned by third-party manufacturers. Once manufactured, the products are shipped to one of two centralized distribution warehouses (hubs) in Melbourne, Australia in the Netherlands, and later sold to Aesop subsidiaries in Oceania, Asia, Europe and the Americas. Products are exported to regional distribution warehouses to supply the subsidiaries. Subsidiaries in Australia and New Zealand are supplied by the Melbourne distribution warehouse, and subsidiaries in Europe are supplied by the Netherlands warehouse. Products are transported to the regional distribution centers in accordance with the demand in each region. All supply management is supported by advanced demand planning systems implemented in 2019. The distribution centers are each owned by third-party logistics providers and are not owned by Aesop. The warehouse management systems of each distribution center are integrated into Aesop’s enterprise resource planning system.

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

Aesop’s logistics network is currently as follows:

  Australia & Netherlands: two central distribution warehouses (supplying Australia/New Zealand and Europe respectively); and
  International: seven additional regional distribution centers located in the United States (supplying the United States and Canada), Hong Kong (supplying Hong Kong and Macau), Taiwan, Singapore (supplying Singapore and Malaysia), South Korea, Japan and China.

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

Our Natura-brand relies on a diverse supplier base. This base is divided among suppliers for outsourcing (finished products), suppliers for productive input (biodiversity assets, raw materials and packaging material) and suppliers for indirect materials and services. As of December 31, 2022, we had 10,662 active suppliers in productive input and in indirect materials and indirect services. Of these, 449 partners accounted for 80% of our purchasing volume during the period. As of December 31, 2021, we had 4,667 active suppliers in productive input and in indirect materials and indirect services. Of these, 213 partners accounted for 84% of our purchasing volume during the period. As of December 31, 2020, we had 5,574 active suppliers in productive input and in indirect materials and indirect services. Of these, 269 partners accounted for 80% of our purchasing volume during the period.

Our main suppliers for the Natura brand include: Gera – Gestão de Modelos, Wheaton Brasil Vidros Ltda, IFF Essencias e Fragrancias Ltda, Cia Refinadora da Amazonia, Givaudan, Prebel SA, Aptar, Andromeda, Vitro e Symrise.

For the year ended December 31, 2022, we had 207 key suppliers, which represented 44% of our total spending with suppliers. For the year ended December 31, 2021, we had 163 key suppliers, which represented 55% of our total spending with suppliers. For the year ended December 31, 2020, we had 241 key suppliers, which represented 62% of our total spending with suppliers. Specifically, for these suppliers, we have adopted the QLICAR (Quality, Logistics, Innovation, Competitiveness, Environmental, Social and Relations) Program, a corporate program that, through a sustainable performance management model, seeks to create and improve a highly competitive supply chain and to build long-lasting relationships with strategic suppliers. This program focuses on the development of suppliers by evaluating critical indicators of level of service, as well as social and environmental questions, in line with our sustainable supply chain strategy. Under this program, suppliers are evaluated using traditional criteria such as quality and competitiveness, in addition to investments and long-term social and environmental impact. This program acknowledges the evolution of our commercial partners through the QLICAR Prize, which is awarded annually.

When managing our supplier risk under the Natura brand, we consider market, financial, social, environmental, occupational health and safety and quality factors, in addition to other legal requirements. As of December 31, 2022, 2021 and 2020, Natura identified 416, 357 and 241 eligible suppliers, respectively, in our evaluation and risk control process. This reduction is due to safety measures related to the COVID-19 pandemic. From audits to development of plans for continuous improvement, as of December 31, 2022, 2021 and 2020, 289, 126 and 64 suppliers, respectively, showed improvement and 281, 118 and 39 suppliers, respectively, displayed aspects that could reduce their negative impact in the society, respectively. These aspects include actions with differing levels of impact (high, medium and low).

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

We believe that these relationships contribute to our corporate strength and economic diversification and foster sustainable development in the regions where we operate. As of December 31, 2022, Natura had 48 community partners, contributing to the well-being of approximately 10.6 thousand families. As of December 2021, Natura had 46 community partners, contributing to the well-being of approximately 9.6 thousand families (approximately 8.3 thousand, 6.2 thousand and 5.7 thousand in 2020, 2019, and 2018, respectively).

In addition to purchasing inputs, Natura has established contracts for the sharing of benefits, and in some cases, providing financial or development support to suppliers and their productive chains.  The table below shows the amount of funds that were allocated to partner communities and the number of communities and families impacted for the periods indicated:

	For the Year Ended December 31,
	2022	2021	2020
	(in thousands of R$)
Supply(1)	15,123	24,884	15,123
Sharing of benefits(2)	7,886	8,598	7,866
Infrastructure support(3)	—	—	4,473
Training(4)	—	—	401
Technical services(5)	—	—	58
Forest services(6)	9,426	7,334	—
Social and environmental initiatives(7)	401	2,636	—
Environmental services(8)	58	628	—
Studies(9)	—	—	4,953
Total assigned to the communities	32,875	44,081	32,875

(1)	Acquisition of materials from the social biodiversity to be used in Natura products.
(2)	Amounts paid in benefit sharing to communities that provided genetic heritage and/or associated traditional knowledge of a species of Brazilian biodiversity.
(3)	Financial support for projects of local infrastructure development, particularly those related to efficiency and value creation for supply chain.
(4)	Training program on organization development management, technical exchanges, best production practices, health and work environment safety.
(5)	Technical services: All support services provided to the supplying communities by both external parties and Natura consultants.
(6)	Includes resources applied to communities in infrastructure, training, research and development and use of image (i.e. payments made to members of the local community for the use of their image in the promotion of our environmental initiatives).
(7)	Includes investments applied to education, community health, digital inclusion, recycling and gender equity.
(8)	Payments made as carbon credits (insetting and offsetting) and payment for environmental services.
(9)	Studies: Diagnose planning, management planning, mapping, field research, loyalty and satisfaction surveys.

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

Relationships between The Body Shop and suppliers are guided by Natura &Co’s Code of Conduct policy for sourcing final products and services and The Body Shop’s Sustainable Sourcing Charter for the Community Fair Trade program and natural materials. The Natura &Co Global Supplier Code of Conduct is based on internationally recognized standards and frameworks such as the United Nations, or “UN,” Universal Declaration of Human Rights, the United Nations Guiding Principles on Business and Human Rights, the International Labor Organization, or “ILO,” Declaration on Fundamental Principles and Rights at Work, the ILO Declaration on Multi-National Enterprises, the Ethical Trading Initiative Base Code, the UN Global Compact, the UN Women’s Empowerment Principles, the UN Convention on Biological Diversity/Nagoya Protocol, the Science Based Targets initiative and the Ellen MacArthur Foundation. The Body Shop’s purchasing practices and supplier reviews incorporate ethical trade. In addition to fair prices, our community fair trade partners also benefit from favorable trading terms under The Body Shop’s sustainable sourcing charter. The Body Shop works globally with a diverse supply base of over 3,902 commercial partners. This supply base is divided among goods for retail, nonretail goods and services, ingredients and packaging and community fair trade suppliers. The Body Shop has no manufacturing facilities, developing and purchasing all of our goods for retail from third-party manufacturers. These 32 manufacturers are located around the world, 10 of which account for approximately 86% of our finished goods purchases by value. The Body Shop has robust development, innovation and manufacturing agreements with our suppliers allowing us access to global innovation, meeting our customers’ demand for high quality, sustainable and affordable on trend products. The Body Shop stipulates the formulation criteria including aspects as our ban on animal testing, inclusion of Community Fair Trade raw materials and growing use of sustainably ingredients, such as soy, mica, ethanol, palm, paper and cotton.

The Body Shop’s main suppliers include Fareva Fillcare, Avon (Poland), Meiyume, S&J International, Cosmint SpA, Spectra Private Brands (Asia), Tatra Spring, Soapworks Limited, Zhongshan Fulin Cosmetics and Meiyume Thailand.

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

Procurement at The Body Shop is a globally integrated department, working in four sub-teams covering goods for retail, nonretail goods and services, packaging and raw materials, sustainable sourcing and community fair trade.

Long-Term Commitment to Trading Fairly

The Body Shop has a long history of ethically sourcing ingredients, gifts and accessory items. The Body Shop pioneered fair trade in the cosmetics industry in 1987, launching its “Trade Not Aid” sourcing program—now called Community Fair Trade. Community Fair Trade is The Body Shop’s bespoke fair trade program, which is independently verified by Ecocert (an inspection and certification organization, founded in France in 1991). Today, the program reaches 13,500 producers, farmers and artisans in 14 countries.

The Body Shop has traded with over 65% of its Community Fair Trade suppliers for more than 10 years. This also provides for the unique opportunity to jointly develop solutions to socio-economic and environmental issues together.

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

The Body Shop’s responsible procurement program, under the Natura &Co-wide program structure, continues to identify issues, manage risks and ultimately to improve working conditions in our supply chains. The program works with a range of stakeholders, including the ETI, which The Body Shop co-founded in 1998, and SEDEX (a collaborative platform for sharing responsible sourcing data in supply chains).

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

In 2022, we published a Human Rights Statement, which included high-priority human rights-related risks in our business. The statement sets forth a framework applicable to all our corporate group, including the employees, contractors, consultants, franchisees, suppliers and their respective employees, sourcing communities and other business partners. In this respect, we launched six critical materials policies, relating to palm oil, cotton, paper, soy, mica and ethanol, which set forth (i) a description of the materials as utilized by us; (ii) an overview of the social and environmental impacts of each material; (iii) traceability; and/or (iv) certification requirements. These policies emphasize our commitment to a traceable and/or certified supply chain for all our business units by 2025.

We revamped our code of conduct with broader human rights provisions and a grievance mechanism requirement. In 2022, we further developed our human rights due diligence efforts by taking a prioritized approach to categories or sectors with higher levels of social or environmental risk, such as logistics, waste and recycling services, and suppliers’ labor practices. We also began rolling out a responsible recruitment toolkit, intended to function as a cross-sector tool to support suppliers in addressing risks associated with the use of third-party labor in their operations. The toolkit includes free access to self-assessment tools and capacity-building mechanisms that enable suppliers to embed responsible practices in their recruitment processes.

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

Access and Benefit Sharing

Access and benefit sharing has become a key focus for the business. The Body Shop worked with Natura and suppliers in Brazil, South Africa and India to comply with the international principles of Access and Benefit Sharing, or “ABS,” which refers to the way in which genetic resources may be accessed, and how the benefits resulting from their use are shared between the people or countries using the resources (users) and the people or countries that provide them (providers). In Brazil, for example, we and our subsidiary The Body Shop worked with suppliers to enhance compliance with the principles of ABS.

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

Major Clients

For the years ended December 31, 2022, 2021 and 2020, we did not have any client or consultant that accounts for more than 10% of our consolidated net revenue, when considering all our business segments in existence during such periods.

Certain Agreements With Third Parties

We enter into agreements with third parties in the ordinary course of business to fund our activities, manufacture and distribute our products and other matters.

Financing Agreements

For a description of the main agreements comprising our short- and long-term indebtedness as of December 31, 2022, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”

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

In June 2022, an Avon subsidiary concluded the negotiation of a settlement agreement to resolve a breach of contract dispute in Japan. As a result, Avon received cash compensation in the amount of U.S.$27.0 million of which U.S.$3.2 million related to the settlement of historically recognized revenues while the remaining U.S.$23.7 million was recognized by Avon as other operating income.

On April 3, 2023, our subsidiary Natura Cosméticos entered into a binding agreement to sell Aesop to L’Oréal Groupe for U.S.$2.525 billion, as further described under “Item 4.  Information on the Company—A. History and Development of the Company—Recent Developments—Sale of Aesop.”

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

Some of the raw materials, packaging materials and finished products that our brands purchase from suppliers have their prices impacted by fluctuations in inflation and also supply chain challenges due to the COVID-19 pandemic and the war between Russia and Ukraine. In addition, the business is impacted by foreign currency exchange rates with respect to imported items.

We may not always be able to insulate our final customers from these fluctuations or to pass on cost increases to our final customers.

Overview of Global Market

We operate under the Avon, Natura, The Body Shop and Aesop brands in the cosmetics, fragrances and toiletries, or CF&T, market. In 2022, the global beauty and personal care market totaled U.S.$535.3 billion (compared to U.S.$531.8 billion in 2021), according to Euromonitor International data. This represents a CAGR of 2.1% from 2017 to 2022. The United States, China, Japan, Brazil, and Germany accounting for 49.7% of this market. By 2023, global beauty and personal care revenues are estimated to total U.S.$550.5 billion (Natura &Co, based on Euromonitor, Beauty and Personal Care, 2023, retail value RSP including sales taxes, U.S.$, fixed 2022 exchange rates, historic current prices/forecast constant 2022 prices).

The following figure shows the size and growth of the global beauty and personal care market over the periods indicated.

We have a leading position in Brazil and Latin America, as well as in other markets such as the Czech Republic, Philippines, Poland, Romania, South Africa, UK and Turkey, as shown below:

We are the tenth largest beauty and personal care company and the fourth largest pure player in the category, with a global market share of 2.1% (Natura &Co, based on Euromonitor, Beauty and Personal Care, 2023, retail value RSP, including sales taxes, U.S.$, fixed 2022 exchange rates, historic current prices/forecast constant 2022 prices). We believe we have room for expansion in markets where we are investing in the continuous evolution of its market share and channel diversification, such as Latin America.

Latin America

The following chart compares the penetration of direct selling in Latin America’s most relevant markets to the world’s average.

The market for beauty and personal care products in Latin America totaled U.S.$61.4 billion in 2022 (compared to U.S.$54.4 billion in 2021), a CAGR of 2.1% from 2017 to 2022, according to Euromonitor International, mainly due to the market growth in Brazil and Argentina. By 2023, we believe that beauty and personal care revenues will total U.S.$63.4 billion in Latin America (Natura &Co, based on Euromonitor, Beauty and Personal Care, 2023, retail value RSP, including sales taxes, U.S.$, fixed 2022 exchange rates, historic current prices/forecast constant 2022 prices).

We maintained a stable market share in Latin America overall (12.1% in 2022 and 12.2% in 2021), with a gain in market share for the Natura brand and a reduction for the Avon brand. Our main competitors (identified below as “players”) either maintained a stable market share or experienced a decrease.

The chart below shows the beauty and personal care sector market share in Latin America in 2022 and 2021:

Brazil

The chart below presents certain data regarding the beauty and personal care market in Brazil from 2017 to 2022 and a forecast for the period from 2023 to 2027:

The market for beauty and personal care products totaled U.S.$26.9 billion in Brazil in 2022 (compared to U.S.$23.0 billion in 2021), a CAGR of negative 4.4% from 2017 to 2022, according to Euromonitor International data. By 2023, we estimate that the global beauty and personal care revenues are estimated to total U.S.$27.8 billion in Brazil (Natura &Co, based on Euromonitor, Beauty and Personal Care, 2023, retail value RSP, including sales taxes, U.S.$, fixed 2022 exchange rates, historic current prices/forecast constant 2022 prices).

In 2022, the result reflects: (i) the growth of direct selling, which gained track compared to 2021, reaching 25.8% of sales share and the expansion of fragrances (based on a Natura &Co data compilation of Euromonitor’s Adult Fragrances plus Baby and Child-specific Toiletries) and (ii) the growth of men’s grooming, which recorded 27.0% and 19.6% growth between 2021 and 2022, respectively (Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care, 2023, Retail Value RSP including sales taxes, USD, Historic Year-on-Year Exchange Rates/ Forecast Fixed 2022 Exchange Rates, Historic Current Prices / Forecast Constant 2022 Prices).

We continue to hold a leadership position in Brazil in terms of market share, with a market share of 16.3% in 2022 (compared to 16.1% in 2021), despite the gains in market share of our competitors.

Market By Segment

Natura &Co LATAM

We occupy the first position within the beauty and personal care segment in Latin America, leading in the categories of fragrances (based on a Natura &Co data compilation of Euromonitor’s adult fragrances plus baby and child-specific toiletries data), and despite a slight decrease in market share in 2022, skin care and color cosmetics. In Brazil, we have a strong focus on direct selling as a distribution channel, which had an increase of 0.5 p.p. in 2022 compared to 2021 (Natura &Co, based on Euromonitor, Beauty and Personal Care, 2023, retail value RSP, including sales taxes, U.S.$, fixed 2022 exchange rates, historic current prices/forecast constant 2022 prices).

We hold the first position in direct selling of the total retail market in Brazil, having  41.2% of the direct selling market share for the year ended December 31, 2022. In the beauty and personal care market, our direct selling channel had a 25.8% share among the distribution channels in 2022. In the total retail market, direct selling was impacted by the COVID-19 pandemic but experienced a recovery and grew 18.2% in 2022 (Natura &Co, based on Euromonitor, Beauty and Personal Care, 2023, retail value RSP, including sales taxes, U.S.$, fixed 2022 exchange rates, historic current prices/forecast constant 2022 prices).

The chart below shows the development of the direct selling market in Brazil between 2017 and 2022.

Considering the relevance of the Natura and Avon brands within the Natura &Co LATAM segment, we highlight the characteristics of each brand in that market below.

Natura in Latin America

In 2022, the market share of the Natura brand reached 8.7% in Latin America and 12.9% in Brazil, an increase of 0.2 and 0.4 p.p., respectively, in 2022 compared to 2021. This is the highest market share of the brand in both Latin America and Brazil in the last 10 years (including during the pandemic when retail specialists were closed). The increase in Latin America is mainly a result of Natura’s performance in Brazil, where Natura had a stronger performance in 2022 compared to 2021 (Natura &Co, based on Euromonitor, Beauty and Personal Care, 2023, retail value RSP, including sales taxes, U.S.$, fixed 2022 exchange rates, historic current prices/forecast constant 2022 prices).

We are the leader in the following product categories in the Latin America region in 2022: (i) body care, with 20.4% share; (ii) fragrances (based on a Natura &Co data compilation of Euromonitor’s adult fragrances plus baby and child-specific toiletries data), with 18.6% share; and (iii) bar soaps, with 13.7% share. In Brazil, the Natura brand stood out in the following categories: (i) fragrances (based on a Natura &Co data compilation of Euromonitor’s adult fragrances plus baby and child-specific toiletries data), with 24.3% share, (ii) skin care, with 22.0% share; (iii) bath and shower with 17.6% share; and (iv) men’s grooming  with 17.2% share (Natura &Co, based on Euromonitor, Beauty and Personal Care, 2023, retail value RSP, including sales taxes, U.S.$, fixed 2022 exchange rates, historic current prices/forecast constant 2022 prices).

In Latin America, the direct selling channel gained penetration and reached 26.0% share in 2022 (Natura &Co, based on Euromonitor, Beauty and Personal Care, 2023, retail value RSP, including sales taxes, U.S.$, fixed 2022 exchange rates, historic current prices/forecast constant 2022 prices).

The Brazilian beauty and personal care market reached U.S.$26.9 billion in 2022 and grew 17.0% compared to 2021. It is worth noting, that in Brazil, the sales of the Natura brand grew by 20.5% (Natura &Co, based on Euromonitor, Beauty and Personal Care, 2023, retail value RSP, including sales taxes, U.S.$, fixed 2022 exchange rates, historic current prices/forecast constant 2022 prices).

Avon in Latin America

In 2022, Avon was the fourth largest in Latin America in the beauty and personal care market, with a share of 3.4%, a decrease of 0.2%  compared to a 3.6% share in 2021. In Brazil the brand lost 0.2 p.p. in share throughout the year reaching a level of 3.2%. The reduction in Latin America reflects a lesser penetration of the brand, mainly in Brazil and Mexico (Natura &Co, based on Euromonitor, Beauty and Personal Care, 2023, retail value RSP, including sales taxes, U.S.$, fixed 2022 exchange rates, historic current prices/forecast constant 2022 prices).

In 2022,  Avon stood out in the following product categories in Latin America: (i) color cosmetics, with 8.1% market share; (ii) skin care, with 5.0% market share; and (iii) fragrances (based on a Natura &Co data compilation of Euromonitor’s Adult Fragrances plus Baby and Child-specific Toiletries) with 4.1% market share (Natura &Co, based on Euromonitor, Beauty and Personal Care, 2023, retail value RSP, including sales taxes, U.S.$, fixed 2022 exchange rates, historic current prices/forecast constant 2022 prices). In Brazil, Avon gained share in the bar soap category, but had a lesser penetration in hair care and skin care categories.

Avon’s sales model is based mainly through direct selling, which reached a 26.0% share in Latin America in 2022 and a 25.8% share in Brazil in the same year (Natura &Co, based on Euromonitor, Beauty and Personal Care, 2023, retail value RSP, including sales taxes, U.S.$, fixed 2022 exchange rates, historic current prices/forecast constant 2022 prices).

Avon International

Avon International's global market share was 0.69% in 2022, a decrease from the 0.74% market share in 2021 (Natura &Co, based on Euromonitor, Beauty and Personal Care, 2023, retail value RSP, including sales taxes, U.S.$, fixed 2022 exchange rates, historic current prices/forecast constant 2022 prices). The decrease in market share is mainly due to: (i) worsening macroeconomic conditions, mainly in Europe; (ii) the impact of the war between Russia and Ukraine; (iii) the rollout of its new commercial model, which at first has a planned negative impact in the number of representatives; and (iv) the strategy of optimizing its geographical presence by focusing on the most profitable markets.

The Body Shop

In 2022, The Body Shop's global market share was 0.28%, a decrease from 0.31% in 2021. The decrease in share is a result of the deteriorating macroeconomic conditions in Europe, especially in the United Kingdom, a relevant market for the brand which accounts for approximately 18.3% of its sales (Natura &Co, based on Euromonitor, Beauty and Personal Care, 2023, retail value RSP, including sales taxes, U.S.$, fixed 2022 exchange rates, historic current prices/forecast constant 2022 prices) and the rebalancing between distribution channels. However, looking only at beauty specialists, The Body Shop actually gained or at least maintained market share in key regions, such as Indonesia, India and Brazil.

The chart below shows The Body Shop’s global market share by region as of December 31, 2022:

Aesop

In 2022, Aesop's market share within the premium beauty and personal care market was 0.27%, an increase of 7.5% in sales from 2021, a result of its accelerated development in recent years. The market for luxury or premium beauty and personal care products reached U.S.$152.8 billion globally in 2022 (compared to U.S.$151.6 billion in 2021), with an annual growth rate of 0.8% between 2021 and 2022. By 2023, global beauty and personal care revenue from the premium market is estimated to total U.S.$160.4 billion (Natura &Co, based on Euromonitor, Beauty and Personal Care, 2023, retail value RSP, including sales taxes, U.S.$, fixed 2022 exchange rates, historic current prices/forecast constant 2022 prices).

Competition

The beauty and personal care industry is competitive, both in Brazil and in the other markets in which we operate. Strong brands and new product launches, as well as revitalization of the channels, are important to attract and retain customers. Our extensive product portfolio, categories and brands position us as competitors to several companies, which often operate through different distribution channels, such as direct sales, retail and digital platforms.

Natura &Co LATAM

Competitors vary by product category and region. For example, in the fragrance and makeup categories, the main competitors are O Boticário, Mary Kay and Hinode. For body and skin care, the main competitors are Beiersdorf AG (specifically the Nivea brand) and Unilever. For hair care, the main competitors are Unilever, L'Oréal, Colgate-Palmolive and Johnson & Johnson.

In other countries where the Natura and Avon brands are present, the market conditions are quite similar, as are the local competitors per category and distribution channels. The main differences can be found in the strong operations of Corporación Belcorp and Grupo Unique-Yanbal in Peru and Colombia, and the Jafra brand  in Mexico. Other domestic competitors in Brazil, such as Jequiti, do not have significant operations in other regions of Latin America.

Avon International

Avon faces competition from various products and product lines. The beauty and beauty-related products industry is highly competitive and the number of competitors and degree of competition that Avon faces in this industry varies widely from country to country. Avon competes with products sold to consumers in a variety of distribution methods, including direct selling, digital sales, and through mass market retail and prestige retail channels.

Within the broader CPG industry, Avon competes primarily against large, well-known cosmetics fragrance, and skin care companies that manufacture and sell broad product lines through various types of retail outlets and other channels, including digital sales.

Avon also has many private label and global brand competitors in the fashion and home category, primarily department stores, mass merchandisers, gift stores and specialized retailers.

Avon believes that the personalized customer service offered by its representatives, the high quality, attractive designs and prices of its products, together with the innovation of its product line and the easily recognized brand name, are factors that contribute to establishing and maintaining its competitive position.

The Body Shop

As a global brand, present in 83 countries, The Body Shop’s competition is varied and heavily concentrated in retail distribution. On a global level, its competitors include major beauty and personal care brands such as L’Oréal Paris (L’Oréal Groupe), Nivea (Beiersdorf AG), Dove (Unilever Group), L’Occitane and Bath & Body Works. In addition, the emergence of new beauty brands, such as Glossier, Kylie Cosmetics and Huda, which break away from traditional model, increase competition and pressure on prices to stay aligned with rapidly evolving consumer preferences.

In the Asia-Pacific region, one of The Body Shop’s key competitors is Innisfree, which offers a variety of products, from skincare to makeup, hair care and fragrances, and prices that are generally lower than its competitors. Other key brands in this region include Wardah (Indonesia), Lakmé (India) and DHC (Japan).

In Europe, The Body Shop’s competitor brands include Lush, Rituals and L’Occitane. With a strong position in handcrafted cosmetics and minimal packaging and a stance against animal testing, Lush also focuses on the store- and product-focused experience. Best known for its bath bombs, Lush has a strong presence in the bath and body care category with bath gels, bar foams and soaps. Rituals has built brand recognition by positioning its products at prices above the mass market level, but below the more expensive alternatives in the categories in which it is present.

The Body Shop is present in the bath segment, with different fragrance concepts, inspired mainly by Asian culture and lifestyle. The brand also markets products focused on offering customers a spa-like experience as part of its non-cosmetic product offering, including tea sets, candles and home textile products. These products are promoted in The Body Shop stores as a source of balance and wellness.

Lush is a major competitor in the UK and Bath & Body Works is a strong company in North America. Although it is not particularly focused on naturally or ethically sourced ingredients, their focus is on having a wide and colorful range of fragrance products, relying mainly on promotions and discounts. It is also active in selling bath and body products, fragrances, and home fragrances.

Aesop

Aesop is part of the premium segment of the beauty and personal care industry. Aesop is a small player on a global scale, considering that it is focused on the premium and smaller market. The competitive landscape in which it operates differs by region and by product category.

As of December 31, 2022, Aesop was present in 25 countries directly and four countries through distributors, spreading across Oceania, the Americas, Asia (it is now also present in China) and Europe. The countries in which Aesop has the largest market share within the premium beauty and personal care market are Australia, Hong Kong, South Korea, New Zealand and Singapore (Natura &Co, based on Euromonitor, Beauty and Personal Care, 2023, retail value RSP, including sales taxes, U.S.$, fixed 2022 exchange rates, historic current prices/forecast constant 2022 prices).

In 2022, the U.S. was Aesop’s largest market in terms of total revenue within the premium beauty and personal care segment, followed by South Korea, Japan and Australia (according to Natura &Co’s own data). Australia is Aesop’s fourth largest market but is the market where Aesop has the largest market share, with a 2.1% share in premium beauty and personal care in 2022 (Natura &Co, based on Euromonitor, Beauty and Personal Care, 2023, retail value RSP, including sales taxes, U.S.$, fixed 2022 exchange rates, historic current prices/forecast constant 2022 prices). Aesop’s main competitors include Estée Lauder, Clinique, Lancôme, Clarins, Shiseido, Kiehl’s and La Mer.

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

The table below shows our quarterly net revenue from our total consolidated operations:

	For the Year Ended December 31,
Share of Net Revenue by Quarter (%)	2022	2021	2020
Consolidated:
First quarter	23%	23%	20%
Second quarter	24%	24%	19%
Third quarter	25%	24%	28%
Fourth quarter	28%	29%	33%
Total year consolidated	100%	100%	100%

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

In 2016 when our business consisted only of the Natura and Aesop brands we had net revenue of R$7.9 billion, 92.5% of which was derived from Latin America (67.7% from Brazil) and 7.5% from the rest of the world. As our business grew it became more international. In 2018, when our business consisted of Natura, Aesop and The Body Shop, we had net revenue of R$13,397.4 million, 63% of which was derived from Latin America (45% from Brazil) and 37% from the rest of the world. Finally, in the year ended December 31, 2021, after we added Avon to our business, we had net revenue of R$40,164.7 million, 56% of which was derived from Natura &Co LATAM (26% from Brazil) and 44% from other segments. In the year ended December 31, 2022, our net revenue was R$36,349.6, 61% of which was derived from Natura &Co LATAM (31% from Brazil) and 39% from other segments.

We are now present in the five continents under The Body Shop brand, reaching 83 countries.

The Aesop brand operates in Oceania, Asia, Europe, North America and South America, reaching 25 countries directly and three countries through distributors. In the year ended December 31, 2022, Asia accounted for approximately 48% of Aesop’s consolidated net revenue.

Avon’s operations outside of the U.S. are conducted primarily through subsidiaries in 49 countries and territories. Outside of the U.S., Avon’s products are also distributed in 23 other countries and territories. In particular, Avon derived approximately 22% of its consolidated revenue during the year ended December 31, 2022 from Brazil, which is its largest market and is included within its South Latin America reportable segment.

Innovation and Product Development

We believe that innovation is an important driver of growth, and that our innovation and product development platform based on a strong innovation platform with sustainable practices across all brands. During the year ended December 31, 2022, the Natura, Avon and Aesop brands had 1,433 products launched under an open innovation model, which involves a network of partners and scientists.

Natura

We believe that innovation is an important driver of Natura’s growth, supporting the pace of the business and attracting consumers to our Natura-brand. During the year ended December 31, 2022, Natura Cosméticos launched more than 222 products and reported an innovation index of 57.4% related to Natura. In comparison, Natura Cosméticos launched 367 products in 2021 and 211 products in 2020, and reported an innovation index of 66.3% and 67.1% in 2021 and 2020, respectively, related to Natura. In addition, Natura Cosméticos has plans to continue regularly launching new products in line with market trends and evolving customer preferences. Total investment in innovation amounted to 2.3% of net sales in 2022 for the brand.

The table below shows the number of products launched by Natura Cosméticos and its innovation index for the periods indicated related to Natura.

	For the Year Ended December 31,
	2022	2021	2020
Number of products launched(1)	222	367	211
Innovation index(2)	57.4	66.3%	67.1%

(1)	Information regarding products posted counts only products that represent a new value proposition, including new packaging and formulations. The number considers only Brazil.
(2)	Share of sales of products launched in the last 24 months in the total gross revenue of the last 12 months. The index considers only Brazil.

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

Avon’s global R&D facility is currently located in Suffern, New York. A team of researchers and technicians play a role in bringing products to market around the world. We believe that relationships with dermatologists and other specialists enhance Avon’s ability to deliver new formulas and ingredients to market. Additionally, Avon has R&D facilities located in Brazil, China, Mexico, the Philippines, Poland, South Africa and the UK. On November 3, 2022, the board of directors of Avon approved a plan to relocate its research and development facilities to Brazil and Poland, two of its largest markets, by the end of its fiscal quarter ending June 30, 2024, in order to further deliver its Global Innovation Program and realize cost efficiencies. As a result, Avon will close its research and development facility in Suffern, New York. The closure of the Suffern facility is expected to be completed by the end of Avon’s fiscal quarter ending June 30, 2024.

The amounts incurred on research activities relating to the development of new products and the improvement of existing products by Avon were U.S.$40.8 million in the year ended December 31, 2022. This research included the activities of product research and development and package design and development. Most of these activities were related to the design and development of Beauty products.

The Body Shop

Innovation is a key function of The Body Shop’s research and development team. There are two key approaches to innovation at The Body Shop: (i) there is a dedicated internal team working on building a disruptive innovation pipeline looking at new products and concepts, and (ii) externally there is engagement with suppliers to access global innovation trends. Key suppliers present their latest innovations and concepts on annual basis, some of which are selected for new product launch calendars. In the year ended December 31, 2022, The Body Shop launched 227 new products and renovated 105 core products in line with our Brand Rejuvenation strategy across several categories, including hair, bath and body, skin care, among others (gifts excluded). In 2022, 2021 and 2020, The Body Shop launched 227, 129 and 133 new products, respectively, across several categories, including hair, bath and body, skin care, among others (gifts excluded).

Aesop

We believe that innovation is an important driver of Aesop’s growth, attracting new customers, ensuring brand relevance and retaining Aesop’s existing customers. Alongside innovation, Aesop has a core range of 103 formulations (180 retail products) which we believe play a significant role in encouraging repeat visitation and customer retention. In the year ended December 31, 2022, Aesop invested AUD8.7 million in research and development (1.2% of Aesop’s net revenue in the period) of seven new product concepts and 10 SKUs, which focused on, among other areas, the expansion of premium skin care and the strategic growth of fragrance across both the Eau de Parfum and Home categories. In the first quarter of 2022, Aesop introduced Exalted Eye Serum, a vitamin-enriched formulation within the premium skin care category, and collaborated on a limited edition collection of body, hair and aroma products with fashion designer Rick Owens. In the third quarter of 2022, Aesop launched the next edition of the Othertopias fragrance collection with Eidesis Eau de Parfum. Inspired by the myth of Narcissus and “The Mirror,” Eidesis presents a woody, spicy blend infused with floral notes redolent of the pool or looking glass. In the fourth quarter of 2022, Aesop expanded its Home category offering, with the introduction of Aromatique Incense (by Kagerou, Murasaki and Sarashina), to be sold with a bronze incense holder designed in partnership with Studio Vogel.

In 2022, 2021 and 2020, R&D investment was AUD$8.7 million, AUD$5.7 million and AUD$5.1 million, respectively (1.2%, 0.9% and 0.9% of Aesop’s net revenue in 2022, 2021 and 2020, respectively). Sustainability improvement projects continue to be at the core of Aesop’s work. During 2022, Aesop continued the rollout of recycled PET plastics across high volume stock keeping units (SKUs) reaching 90% of recycled PET volume (as a percentage of total PET volume at Aesop) and started using recycled (instead of virgin) aluminum content instead of Hand and Body Balms.

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
94

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

As of December 31, 2022, Natura &Co had 935 trademarks registered and 76 trademark registration requests pending in Brazil, and 22,349 trademarks registered and 1,697 trademark registration requests pending outside of Brazil. As of December 31, 2021, Natura &Co had 888 trademarks registered and 91 trademark registration requests pending in Brazil, and 22,986 trademarks registered and 2,433 trademark registration requests pending outside of Brazil. As of December 31, 2020, Natura &Co had 865 trademarks registered and 79 trademark registration requests pending in Brazil, and 21,851 trademarks registered and 1,688 trademark registration requests pending outside Brazil.

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

Patents

As of December 31, 2022, Natura &Co had 791 patents granted and 224 patent registration requests pending worldwide. As of December 31, 2021, Natura &Co had 834 patents granted and 97 patent registration requests pending worldwide whereas as of December 31, 2020, Natura &Co had 874 patents granted and 247 patent registration requests pending worldwide.

Natura &Co’s patents mainly protect the technologies applied in its skin care, makeup, personal care, fragrance, and hair care products as well as innovative package design.

Industrial Designs

As of December 31, 2022, Natura &Co had 123 industrial designs registered and 31 industrial design registration requests pending worldwide. As of December 31, 2021, Natura &Co had 103 industrial designs registered and 7 industrial design registration requests pending worldwide whereas as of December 31, 2020, Natura &Co had 213 industrial designs registered and 16 industrial design registration requests pending worldwide. The majority of these industrial designs are related to fragrance bottles, containers in general and the packaging of makeup products.

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

Additionally, we continue considering extending Natura Cosméticos’ cyber insurance policy to the whole Natura &Co group.

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

Organizational Structure

We have an internal control and a risk management function that reports to our Chief Legal and Compliance Officer. This function is responsible for supporting our overall strategy, identify and monitor the main risk scenarios, support and oversee group-wide risk management processes and guidelines to be operated by all businesses, oversee and assess internal control and support alignment across the organization, conduct Sarbanes-Oxley program across all entities and alignments with external auditors, promote the partnership with compliance function and oversee insurance management across businesses.

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
97

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

As of December 31, 2022, Natura Cosméticos was party to 448 labor lawsuits filed by former business leader sales consultants and/or consultants’ advisers (which were similar figures that preceded the business leaders) seeking the recognition of their alleged employee status. In most of these cases, Natura Cosméticos obtained judgments confirming that the business leader sales consultants and/or consultants’ advisers do not have an employment relationship with the company.

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

C.              Organizational Structure

The following chart shows a summary of our corporate structure:

NATURA &CO HOLDING S.A. (BRAZIL)
natura &co
100%
100%
98.7%
Natura &Co International S.à r.l. (Luxembourg)
NATURA COSMÉTICOS S.A. (BRAZIL)
natura
bem estar bem
AVON PRODUCTS, INC. (UNITED STATES)
AVON
100%
Natura &Co UK Holdings PLC
100%
Natura Brazil Pty Ltd.
100%
Natura (Brazil) International B.V.
100%
MI Holdings, Inc.
100%
Natura &Co Luxembourg Holdings S.à r.l.
100%
Natura Cosmetics Australia Pty Ltd.
100%
Avon International Operations, Inc.
100%
Avon Cosmetics Netherlands Holdings B.V.
100%
Avon Cosmetics Ltd.
100%
100%
100%
Aēsop.
EMEIS HOLDINGS PTY LTD. (AESOP) (AUSTRALIA)
THE BODY SHOP INTERNATIONAL LIMITED (LONDON)
THE BODY SHOP
Avon Cosmeticos Ltda.

Note: Our subsidiary Avon International Operations, Inc. owns 1.3% of Avon Products, Inc.

A list of our direct and indirect subsidiaries is included as Exhibit 8.1 to this annual report.

D.              Property, Plant and Equipment

Properties

Below is a description of our principal property, plant and equipment. See also note 16 to our audited consolidated financial statements included elsewhere in this annual report.

Natura, Avon, The Body Shop and Aesop

Natura has seven distribution centers in the cities of São Paulo (state of São Paulo), Matias Barbosa (state of Minas Gerais), Uberlândia (state of Minas Gerais), Murici (state of Alagoas), Canoas (state of Rio Grande do Sul), Simões Filho (state of Bahia), Castanhal (state of Pará) and one warehouse (hub) in Itupeva (state of São Paulo). In 2012, to ensure the evolution of our business and expansion of our logistics network, we opened a new distribution center in São Paulo with an expanded capacity to drive growth and reduce product delivery times. The São Paulo distribution center was built under a build–to-suit lease agreement, and it includes high-technology equipment and an administrative unit.

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

We also maintain manufacturing and distribution activities in the city of Benevides (state of Pará), in a project called “Ecoparque.” This project concentrates the production of soaps and oils of Natura. Inaugurated in March 2014, Ecoparque has a production capacity of 543.0 million bars of soap and approximately 67.0 tons of noodles (used as a base to make soaps). The production complex is built on an area of 155 hectares and it is planned that the space will receive companies from various market sectors.

In addition to our facilities in Brazil, we also own or rent facilities outside of Brazil to support our international operations under Natura, The Body Shop and Aesop. As of December 31, 2022, Natura had five distribution centers located in Argentina, Chile, Peru, Colombia and Mexico.

Since all of The Body Shop-branded products are manufactured by third parties, we do not own any factories producing The Body Shop-branded products. As of December 31, 2022, we had 32 third-party manufacturers, compared to 29 third-party manufacturers as of December 31, 2021, compared to 34 third-party manufacturers as of December 31, 2020. In addition, we use eight warehouses, five of which are third parties (Germany, Singapore, Hong Kong, Australia and Japan), three of which are owned (two in the UK and one in the United States) to aid our distribution process.

With respect to our operations under the Aesop brand, we do not own an industrial unit to manufacture Aesop-branded products. Therefore, 100% of its products are manufactured by third parties. Currently, Aesop has 12 main third-party manufacturers. For its distribution process, Aesop has nine third-party warehouses, a centralized hub in Melbourne, a centralized hub in the Netherlands, and seven regional distribution centers located in the United States (supplying the United States and Canada), Hong Kong (supplying Hong Kong, Macau), Taiwan, Singapore, South Korea, Japan and China.

Since January 2017, Avon’s principal executive offices are located in Northampton, UK. All the floors of its previous principal executive office location at 777 Third Avenue, New York, New York have been subleased. In addition, other principal properties measuring 50,000 square feet or more include three manufacturing facilities, nine distribution centers and one administrative office in Avon International, and two manufacturing facilities, nine distribution centers and one administrative office in Avon Latin America.

Production Capacity and Expansion Potential

Natura Cosméticos’ facility in Cajamar was designed to facilitate its expansion as operations grow, creating greater economies of scale in the physical plant. Natura Cosméticos’ Ecoparque facility was designed to be an industrial park with a strong sustainability concept, based on concepts of sustainable chains, fostering symbiosis between the different companies that operate in this industrial area, in addition to contributing to the development of local communities, involving 10,600 families that supply biodiversity ingredients, of which 86% live in the Amazon region. In the year ended December 31, 2022, 434 million units were produced in Cajamar, compared to 469 million in 2021 and 488 million in 2020. Ecoparque produced 114 million packs in 2022 (or approximately 459 million soap bars), compared to 106 million in 2021 and 95 million in 2020.

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5.  Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020 and the related notes thereto, and with the financial information presented under the section entitled “Item 3. Key Information—A. Selected Financial Data” included elsewhere in this annual report. The preparation of the consolidated financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods presented and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated as a result of various factors that affect our business, including, among others, those mentioned in the sections “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors,” and other factors discussed elsewhere in this annual report. Our consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020, prepared in accordance with IFRS as issued by the IASB and the report of our independent registered public accounting firm are included in “Item 18. Financial Statements.”

A.              Operating Results

Presentation of the Consolidated Financial Statements

The discussion in this section is based on our audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, using the predecessor method of accounting, and the related notes thereto, which are included in this annual report, as prepared under IFRS as issued by the IASB. See also “Presentation of Financial and Other Information—Consolidated Financial Statements.”

Segment Information

Since the first quarter of 2020, and as a result of the acquisition of Avon as described under “Presentation of Financial and Other Information—Consolidated Financial Statements—The Transaction,” we began to manage our operations based on the following four reportable segments:

  Natura &Co LATAM: This segment includes all operations under our Natura, Avon, Aesop and The Body Shop brands located in Brazil and Latin America, which account for a significant portion of our operating revenues;
  Avon International: Starting in January 2020, following our acquisition of Avon, this segment includes all operations under our Avon brand, except those located in Brazil and Latin America, and has sales operations in 49 countries and territories, and distribution in 23 other countries and territories, as of December 31, 2022;
  The Body Shop International: This segment includes all operations under our The Body Shop brand, except those located in Brazil and Latin America, present in 83 countries, as of December 31, 2022; and
  Aesop International: This segment includes all operations under our Aesop brand, except those located in Brazil and Latin America, and has a direct presence in 25 countries as a retailer and three countries through distributors as of December 31, 2022, with a large presence in Asia.

Please refer to note 25, “Information on Segments,” to our audited consolidated financial statements included elsewhere in this annual report for more information.

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

We had reportable tax losses of R$12,450.4 million in the year ended December 31, 2022, compared to R$12,324.9 million and R$13,369.2 million in the years ended December 31, 2021 and 2020, respectively. These losses relate to subsidiaries that have a history of losses, do not expire and cannot be used to offset taxable income in other subsidiaries. The subsidiaries have no taxable temporary differences or tax planning opportunities available that can partially support the recognition of these losses as deferred tax assets. Based on this, we determined that we cannot recognize these deferred tax assets.

Provisions for Tax, Civil and Labor Risks

We and our subsidiaries are parties to several legal and administrative proceedings. Provisions are recorded for tax, civil and labor risks for which the chance of loss is reliably assessed to be probable, except for those related to the business combination. The assessment of the chance of loss includes an assessment of the available evidence, applicable laws, the available case law, the most recent court decisions and their relevance in the legal system, as well as the assessment of legal counsel. For additional information on the provisions we recorded as of December 31, 2022, see “Item 8. Financial Information—A. Consolidated statements and other financial information—Legal Proceedings.”

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

Business Combinations

Business combinations are accounted for using the acquisition method, which involves the valuation of assets acquired and liabilities assumed at their respective fair values. This assessment involves the use of estimates and assumptions that include significant judgments by us, including those applied in the measurement of brand assets, sales representatives and developed technology, as well as lease liabilities (adjustments to reflect favorable lease conditions in relation to market terms) and measurement and recognition of contingent liabilities. For further information, see note 3.4 to our consolidated financial statements for the year ended December 31, 2022.

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

New Standards, Interpretations and Amendments Adopted in 2022

Standards and changes that came into force as of the years started on or after January 1, 2022 did not have any material impact on the Company’s financial statements. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Additionally, the Company adopted IFRS 9 (CPC 48), for hedge accounting on January 1, 2022, replacing IAS 39, Financial Instruments (CPC 38), which the Company had elected to keep in force for hedge accounting from the first-time adoption of IFRS 9 (CPC 48) on January 1, 2018. The transition to IFRS 9 (CPC 48) was carried out prospectively and pre-existing hedging relationships were treated as ongoing hedging relationships, without loss of effectiveness or designation in transition. The adoption of IFRS 9 did not produce significant effects on the Company’s individual and consolidated financial statements.

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

Amendments to IAS 8 (CPC 23) - Definition of accounting estimates

In February 2021, the IASB issued amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors (CPC 23), where a definition of accounting estimates is introduced. These amendments seek to clarify the distinction between the concepts of “changes in accounting estimates” and “changes in accounting policies and correction of errors.” In addition, they clarify how entities use measurement techniques and data to develop accounting estimates.

The amendments are applicable for years beginning on or after January 1, 2023 and shall be applicable to changes in accounting policies and estimates that may occur on or after such period. The Company does not expect these changes will have a material impact. In the individual and consolidated financial statements.

Amendments to IAS 1 (CPC 26 (R1)) and IFRS Practice Statement 2, Disclosure of accounting policies

In February 2021, the IASB issued amendments to IAS 1 (CPC 26 (R1)) and IFRS Practice Statement 2 Making Materiality Judgments (document of an educational nature issued by the IASB and not published by the CPC in Brazil), in which it provides guidance and examples to help entities apply materiality judgments to accounting policy disclosures. These amendments are intended to assist entities in providing accounting policy disclosures that are more useful by replacing the requirement that entities disclose their “significant” accounting policies with a requirement to disclose their “material” accounting policies and adding guidance on how entities apply the concept of materiality in decision-making on accounting policy disclosures.

The amendments are applicable for years beginning on or after January 1, 2023. While the Company is reviewing the disclosure of accounting policies to ensure consistency with the new requirements, a material impact in the financial statements is not expected.

Amendments to IAS 12 (CPC 32), deferred taxes related to assets and liabilities arising from a single transaction

IASB issued amendments to IAS (CPC 32), which restrict the scope of application of the exception to the initial recognition according to IAS 12 (CPC 32), so that it no longer applies to transactions which give rise to equal temporary taxable and deductible differences in the initial recognition.

The amendments must be made to transactions that are carried out on or after the start of the oldest comparison period presented. In addition, at the start of the oldest comparison period presented, a deferred tax asset (as long as there is taxable profit) and a deferred tax liability must also be recognized for all temporary taxable and deductible differences associated with leases and deactivation obligations.

The amendments to the IAS 12 (CPC 32) are effective for periods beginning on or after January 1, 2023. The Company is currently assessing the potential impact these amendments will have.

Amendments to IAS 1 (CPC 26 (R1)) - Non-current liabilities with covenants

IASB issued amendments to IAS 1 (CPC 26(R1)), so as to improve on the information provided by an entity when its right to avoid liquidation of a liability for at least twelve months is subject to satisfaction of covenants. In particular, amendments seek to clarify if such covenants affect whether this right will exist at the end of the reporting period, if an entity is obligated to satisfy theses covenants before or at the end of the reporting period and to require the disclosure of information that allow users of the financial statements to understand the risk that the liabilities will be advanced within twelve months of the reporting period, including the carrying amount and the nature of the covenants and when the entity is obligated to satisfy them, in addition to facts and circumstances (if any) that may indicate a difficulty by the entity of satisfying such covenants.

The amendments are effective for years beginning on or after January 1, 2024. While the Company is reviewing the disclosure of accounting policies to ensure consistency with the new requirements, a material impact in the individual and consolidated financial statements is not expected due to the history of the Company of satisfying covenants and based on the disclosure currently provided.

Amendments to IFRS 16 (CPC 06 (R2)) - Lease liabilities and leaseback

IASB changed the amendments issued for  IFRS 16 (CPC 06 (R2)) to include the subsequent measurement requirements for sale and leaseback transactions to satisfy the requirements of IFRS 15 (CPC 47) for them to be counted as a sale. The amendments require that a seller-lessee subsequently measure the lease liabilities arising from relocation so as to not recognize any amount with gain or loss related to its right of use.

The amendments are effective for years beginning on or after January 1, 2024. Given the low history of the Company with sale and leaseback transactions, a material impact in its financial statements is not expected.

Principal Factors Affecting Our Results of Operations

Macroeconomic Environment

Our results of operations are dependent, to a large extent, on the level of demand for our products in the countries in which we operate. Demand for our products in those countries is affected by the performance of their respective economies in terms of GDP, as well as prevailing levels of employment, inflation and interest rates. Our results are particularly affected by the economic environment in Latin America and Europe, particularly in Brazil and the United Kingdom.

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

		For the Year Ended December 31,
		2022		2021		2020
Real growth (contraction) in gross domestic product		2.9%		4.6%		(4.1)%
Inflation (IGP-M)(1)		5.5%		17.8%		23.1%
Inflation (IPCA)(2)		5.8%		10.1%		4.5%
Long-term interest rates—TJLP (average)(3)		6.8%		4.8%		4.5%
CDI interest rate (4)		12.4%		4.5%		2.7%
Period-end exchange rate—reais per U.S.$1.00	R$	5.218	R$	5.581	R$	5.197
Average exchange rate—reais per U.S.$1.00(5)	R$	5.165	R$	5.395	R$	5.158
Appreciation (depreciation) of the real against the U.S.$ in the period(6)		6.5%		(7.4)%		(28.9)%
Unemployment rate(7)		7.9%		11.6%		13.9%

Source: FGV, IBGE, Central Bank and B3.

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	The long-term interest rate (Taxa de Juros de Longo Prazo), or “TJLP,” is the Brazilian long-term interest rate (average of monthly rates for the period).
(4)	The overnight interbank deposit rate (Certificado de Depósito Interbancário), or “CDI,” interest rate is an average of interbank overnight rates in Brazil, average during the corresponding period.
(5)	Average of the exchange rate on each business day of the year.
(6)	Comparing the U.S.$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.
(7)	Average unemployment rate for year as measured by the IBGE.

General economic stability in Brazil, following the onset of the global financial crisis in 2009, allowed the Brazilian Central Bank to continue its policy of reducing interest rates. Due to inflation and other general macroeconomics concerns, the Brazilian Central Bank began increasing interest rates, through the SELIC, a benchmark interest rate, which reached 10.00% at the end of December 31, 2013, 11.75% at the end of December 31, 2014 and 14.25% at the end of December 31, 2015. Following changes in economic and political scenarios, the Brazilian Central Bank started to reduce interest rates since then, with the SELIC reaching 13.75% as of December 31, 2016, 7.00% as of December 31, 2017, 6.50% as of December 31, 2018, 4.50% as of December 31, 2019 and 2.00% as of December 31, 2020. As a result of inflationary pressures in 2021 and 2022 (including supply chain disruptions, climate events that had an impact on energy prices, instability in the oil and gas markets as a result of the ongoing war between Russia and Ukraine as well as the adverse effects of the COVID-19 pandemic), the Brazilian Central Bank started to gradually increase SELIC in May 2021. As a result, the SELIC rate reached 9.25% as of December 31, 2021, 13.75% as of December 31, 2022 and 13.75% as of the date of this annual report.

In addition, various ongoing investigations into allegations of money laundering and corruption conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation known as “Lava Jato,” have negatively impacted the Brazilian economy and political environment.

Moreover, Brazil elected a new president in October 2022, for a four-year term starting in 2023. The president of Brazil has the power to determine policies and issue governmental acts related to the conduct of the Brazilian economy and, consequently, affects the operations and financial performance of companies, including ours. During the elections, the political environment was extremely polarized giving rise to public demonstrations and protests. Any potential threat to the democratic system may result in deterioration of the political environment in Brazil, which could have a material adverse effect on our business, financial condition and results of operations, as well as on the price of our securities. The recent economic instability in Brazil, the deterioration of the political environment following the 2022 presidential election, the deteriorating macroeconomic environment globally and in Brazil, and the continuing COVID-19 pandemic have all contributed to a decline in market confidence in the Brazilian economy. Unfavorable macroeconomic conditions in Brazil are expected to continue throughout 2023. Brazilian GDP decreased by 4.1% in 2020, but recovered in 2021 by 4.6%. In 2022, Brazilian GDP increased by 2.9%.

The COVID-19 pandemic and the actions taken by the governments of the various countries in which we operate, including that of Brazil, have affected and will continue to affect our results of operations as new variants of the virus continue to emerge and vaccination efforts continue to face challenges relating to roll-out and adoption. Disruptions to global supply chains impacted businesses generally and weakened demand from consumers, leading to a global economic slowdown in 2020 and 2021, and to a slow economic recovery in 2022. In addition, the global economy has also been adversely affected by the ongoing war between Russia and Ukraine, which has resulted in significant inflationary pressures (and consequent increases in interest rates), supply chain disruptions and volatility in financial markets.

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

Inflation

While variations in the rate of inflation can be passed on to our customers with no impact on the demand for our products and services, we believe that a significant increase in the rate of inflation may adversely affect demand for our products in that it may (i) adversely affect consumer confidence; and (ii) adversely affect consumers’ purchasing power.

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

Natura Cosméticos’ foreign exchange protection policy considers the amounts in foreign currency of the balances to be received and of payables from commitments already assumed and recorded in the financial statements, as well as future cash flows, with an average term of six months, not yet recorded on the balance sheet.

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

Other Factors

In addition, our results of operations have been influenced and will continue to be influenced by the following key factors:

  general economic, political, social and business conditions in Brazil, including the political climate following the recent presidential elections, the policies to be adopted by the new administration, the impact of the current international economic environment (including any impact resulting from the ongoing war between Russia and Ukraine), macroeconomic conditions in Brazil, and the fiscal, monetary and other policies in place in Brazil;
  the growth rate of GDP in the countries in which we operate, which can impact the demand for our services and, consequently, our distributed volumes and sales;
  inflation and government measures to curb inflation, including increases in interest rates;
  demand for our products;
  acquisitions, partnerships and corporate restructurings;
  seasonality;
  hedging transactions (as discussed under “Item 11. Quantitative and Qualitative Disclosures About Market Risk”);
  trade barriers in North America, Europe and other markets;
  developments with respect to the COVID-19 pandemic in Brazil and globally;
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

Unless otherwise indicated, in the discussion that follows, references to 2022, 2021 and 2020 are to the years ended December 31, 2022, 2021 and 2020, respectively.

Overview

The following table shows our key consolidated financial information for the periods indicated.

	As of and for the Year Ended December 31,
		2022		2021		2020
	(in millions of R$, except number of shares and per share amounts)
Shareholders’ equity		22,351.2		28,566.7		27,387.1
Total assets		54,685.4		60,448.5		60,917.6
Net revenue		36,349.6		40,164.7		36,922.0
Net (loss)/income for the year		(2,858.6)		1,040.7		(663.6)
Number of shares (excluding treasury stock)		1,383,206,405		1,374,685,197		1,375,158,636
Market value per share (R$/unit)	R$	11.61	R$	25.43	R$	19.90

In 2022, 60.6% (55.8% and 55.6% in 2021 and 2020, respectively) of our net revenue derived from Natura &Co LATAM segment, primarily from the sale of products to our consultants. The increase in Natura &Co LATAM’s total net revenue as a proportion of our overall net revenue is mainly driven by the growth in Brazil, while Avon International and The Body Shop had a challenging 2022, with a net revenue decrease of 22.9% and 24.3%, respectively. The number of our consultants and their productivity are the main drivers of our gross operating revenue.

We recorded a net loss of R$2,858.6 million in 2022, compared to a net income of R$1,040.7 million in 2021. The main factors affecting our net loss in 2022 were (i) higher transformation and restructuring costs resulting from the acceleration of changes to ensure sustainable growth, in the amount of R$640.9 million in 2022, compared to R$511.0 million in 2021, (ii) higher other operating expenses in 2022 compared to 2021, mainly impacted by a goodwill impairment loss of R$383.0 million recorded in 2022, (iii) higher net financial expenses in the amount of R$1,900.9 million in 2022, compared to R$1,027.0 million in 2021, as a result of an increase in interest rates globally, and (iv) income tax and social contribution expense in the amount of R$119.6 million in 2022, compared to income tax and social contributions credits in the amount of R$1,048.0 million in 2021, when we had benefited from deferred tax assets related to corporate restructuring processes.

We recorded a net income of R$1,040.7 million in 2021, compared to a net loss of R$663.7 million in 2020. The principal factors affecting our net income generation in 2021 were (i) the absence of costs related to Avon’s acquisition in 2021, when compared to R$303.9 million incurred on the year ended December 31, 2020 and (ii) deferred tax assets of roughly R$1.0 billion related to corporate restructuring processes. These factors were offset by an increase of 68.2% on the costs associated with business transformation and integration plan amounting to R$511.0 million, and corporate expenses amounting to R$559.4 million in 2021, compared to R$256.7 and R$379.7 million, in 2020, respectively.

Results for 2022 Compared to 2021

The following table sets forth our consolidated financial information for 2022 and 2021.

	For the Year ended December 31,
	2022	2021(1)	Variation
	(in millions of R$)
Net revenue	36,349.6	40,164.7	(9.5%)
Cost of sales	(13,155.0)	(14,097.9)	(6.7%)
Gross profit	23,194.6	26,066.8	(11.0%)
Operating income (expenses)
Selling, marketing and logistics expenses	(15,554.6)	(16,912.9)	(8.0%)
Administrative, R&D, IT and project expenses	(6,711.5)	(6,958.9)	(3.6%)
Impairment losses on trade receivables	(606.0)	(837.8)	(27.7%)
Other operating income (expenses), net	(780.3)	(239.0)	226.5%
	(23,652.4)	(24,948.6)	(5.2%)
Operating (Loss) Income Before Financial Result	(457.8)	1,118.2	(140.9%)
Financial income	5,380.8	4,006.6	34.3%
Financial expenses	(7,281.7)	(5,033.5)	44.7%
Net financial result	(1,900.9)	(1,026.9)	85.1%
Net (loss) income before income tax and social contribution	(2,358.6)	91.3	(2,684.7%)
Income tax and social contribution	(119.6)	1,048.0	(111.4%)
Net (loss) income from continuing operations	(2,478.2)	1,139.2	(317.5%)
Net (loss) from discontinued operations(2)	(380.4)	(98.6)	286.0%
Net (loss) income for the year	(2,858.6)	1,040.7	(374.7%)

n.m. = not meaningful.

(1)	Includes a reclassification of certain costs related to the cost of sales previously presented as part of selling, marketing and logistics expenses in Aesop in the amount of R$86.4 million.
(2)	On December 17, 2015, Avon signed contracts that resulted in the separation of operations in the United States, Canada and Puerto Rico from New Avon. These transactions were closed on March 1, 2016. As of December 31, 2022 and 2021, contingent liabilities prior to this transaction and related to operations in the United States, Canada, and Puerto Rico are treated as discontinued operations.

Net Revenue

	For the Year ended December 31,
	2022	2021	Variation
	(in millions of R$)
Operating segments
Natura &Co LATAM	22,027.6	22,413.4	(1.7%)
Avon International	7,196.0	9,329.3	(22.9%)
The Body Shop International	4,407.3	5,821.8	(24.3%)
Aesop International	2,718.7	2,600.2	4.6%
Net revenue	36,349.6	40,164.7	(9.5%)

n.m. = not meaningful.

Our consolidated net revenue decreased by 9.5%, to R$36,349.6 million in 2022, from R$40,164.7 million in 2021, mainly due to the appreciation of the real in 2022 compared to 2021 and decreases in net revenue at Avon International and The Body Shop International.

The following is a discussion of our main segments:

  Natura &Co LATAM. Net revenue decreased by 1.7%, to R$22,027.6 million in 2022, from R$22,413.4 million in 2021, primarily due to the impact of foreign exchange and in particular the appreciation of the real in 2022 compared to 2021, which offset a 6.3% increase in the net revenue of the Natura brand in local currency terms in 2022 compared to 2021, driven by strong growth mainly in Brazil.
  Avon International. Net revenue reached R$7,196.0 million in 2022, or 19.8% of our total consolidated revenue, which represents a decrease of 22.9% compared to R$9,329.3 million of net revenue in 2021 (when it amounted to 23.2% of our total consolidated net revenue). Avon International’s net revenue decreased mainly due to (i) the challenging macroeconomic environment, including the deterioration in the global macroeconomic environment as a result of the war between Russia and Ukraine, and (ii) an increase in the average exchange rate for U.S.$ into reais of 6.5% in 2022. In its functional currency (U.S.$), Avon International’s revenue decreased by 9.9% in 2022, mainly driven by the challenging macroeconomic conditions referred to above.
  The Body Shop International. Net revenue decreased by 24.3%, to R$4,407.3 million in 2022, from R$5,821.8 million in 2021. This decrease was primarily due to (i) the decrease in the average exchange rate from pound sterling to reais by 16.6% in 2022 compared to 2021, and (ii) challenging macroeconomic environment (particularly in the UK and the rest of Western Europe) which continued to impact retail sales through core business distribution channels. In its functional currency (pound sterling), The Body Shop International’s revenue decreased 13.5% in 2022 as result of the factors mentioned above.
  Aesop International. Net revenue increased by 4.6%, to R$2,718.7 million in 2022, from R$2,600.2 million in 2021. This increase was driven by Aesop International’s growth across all regions across both retail and wholesale, despite a deteriorating macroeconomic environment, partially offset by a subdued e-commerce performance reflecting post-COVID normalization of consumer behavior. The increase in Aesop International’s net revenue was also partially offset by the 12.3% decrease in the average exchange rate from Australian dollars to reais. In its functional currency (the Australian dollar), Aesop International’s net revenue increased by 21.0% in 2022.
114

Cost of Sales

The following tables show the components of our cost of sales for the periods indicated:

	For the Year ended December 31,		Variation
	2022	2021(1)
	(in millions of R$)
Raw material for products and packages(2) and resale products(3)	11,956.0	12,851.6	(7.0%)
Personnel expenses	575.2	568.9	1.1%
Depreciation and amortization	175.2	254.5	(31.2%)
Other costs(4)	448.6	422.9	6.1%
Cost of sales	13,155.0	14,097.9	(6.7%)

(1)   Includes a reclassification of certain costs related to the cost of sales previously presented as part of selling, marketing and logistics expenses in Aesop in the amount of R$86.4 million.

(2)   Particularly plastic, glass, graphics and fragrance bottles.

(3)   Products manufactured by third parties, including soaps, hair products and others.

(4)   “Other costs” include electricity, water, gas, computer services and others.

	For the Year ended December 31,		Variation
	2022	2021(1)
	(in millions of R$)
Operating segments
Natura &Co LATAM	8,880.2	8,833.1	(0.5%)
Avon International	2,890.6	3,698.2	(21.8%)
The Body Shop International	1,032.5	1,236.7	(16.5%)
Aesop International	351.7	329,9	6.6%
Cost of sales	13,155.0	14,097.9	(6.7%)

(1)	Includes a reclassification of certain costs related to the cost of sales previously presented as part of selling, marketing and logistics expenses in Aesop in the amount of R$86.4 million.

In 2022, our cost of sales decreased by 6.7%, to R$13,155.0 million, from R$14,097.9 million in 2021, mainly due to decrease in sales (in reais) within all brands. Cost of sales increased by 1.1% compared to net revenue, representing 36.2% of net revenue in 2022 compared to 35.1% in 2021, primarily due to rising energy prices and overall inflation (especially on wages).

With respect to our main reporting segments:

  Natura &Co LATAM: In 2022, Natura &Co LATAM accounted for 67.5% of our total cost of sales. Cost of sales increased by 0.5%, amounting to R$8,880.2 million in 2022, compared to R$8,833.1 million in 2021. Cost represented 40.3% of the net revenue of the segment in 2022, from 39.4% in 2021. This increase in cost of sales as a proportion of net revenue is mainly due to the impact of inflation and rising energy prices in 2022.
  Avon International: In 2022, Avon International accounted for 22.0% of our total cost of sales, amounting to R$2,890.6 million and 40.2% of its net revenue. In 2021, Avon International’s cost of sales amounted to R$3,698.2 million, accounting for 39.6% of its net revenue for the year. This increase in cost of sales compared to their net revenue is mainly due to the impact of inflation throughout 2022.
  The Body Shop International: In 2021, The Body Shop International accounted for 7.8% of our total cost of sales. At The Body Shop International, cost of sales decreased by 16.5%, amounting to R$1,032.5 million in 2022 from R$1,236.7 million in 2021. Cost represented 23.4% of The Body Shop International’s net revenue in 2022, compared to 21.2% in 2021. This increase in cost of sales as a proportion of net revenue is mainly due to the impact of inflation and particularly rising energy prices in 2022.
  Aesop International. In 2022, Aesop International represented 2.7% of our total cost of sales. At Aesop International, cost of sales increased by 6.6%, amounting to R$351.7 million in 2022 from R$329.9 million in 2021. This was mainly due to the increase in sales in 2022 compared to 2021. Aesop International’s cost of sales represented 12.9% of its net revenue in 2022 and 12.7% of its net revenue in 2021, respectively, remaining stable.

Gross Profit

As a result of the foregoing, consolidated gross profit decreased by 11.0%, amounting to R$23,194.6 million in 2022, from R$26,066.8 million in 2021. Our consolidated gross margin, which we calculate as gross profit divided by net revenue, expressed as a percentage, reached 63.8% in 2022, compared to 64.9% in 2021. Our gross margin decreased mainly due to inflationary pressures across all business units during 2022, due to rising energy prices and overall inflation (especially on wages), partially offset by price increases passed to consumers during the period.

Operating Expenses

Consolidated operating expenses decreased by 5.2%, amounting to R$23,652.4 million in 2022, representing 65.1% of consolidated net revenue compared to R$24,948.6 million in 2021, when they represented 62.1% of net revenue, primarily due to the factors listed below.

Selling, Marketing and Logistics Expenses

Consolidated selling, marketing and logistics expenses decreased by 8.0% to a cost of R$15,554.6 million in 2022, compared to a cost of R$16,912.9 million in 2021. This decrease is aligned with our net revenue decrease by 9.5%, and is primarily due to lower level of commissions and the implementation of strict cost control measures. Selling, marketing and logistics expenses remained stable and accounted for 42.8% of our net revenue in 2022, compared to 42.1% in 2021. This stability is a result of effective cost management throughout all business units during 2022.

Administrative, R&D, IT and Project Expenses

Administrative, research and development, technology and other project expenses decreased by 3.6% to R$6,711.5 million in 2022 from R$6,958.9 million in 2021. The decrease was mainly due to (i) foreign exchange rate impact from all business units during 2022, and (ii) lower level of corporate expenses, benefiting from the initiatives implemented by management. These were offset by inflationary pressures across all business units and, to some extent, reduced sales.

Other Operating Income (Expenses), Net

Other operating expenses increased to R$780.3 million in 2022, from R$239.0 million in 2021. This change was primarily driven by a R$383 million non-cash impairment (related mainly to goodwill of Avon International).

Net Financial Result

Net financial expenses amounted to R$1,900.9 million in 2022, compared to R$1,026.9 million in 2021, primarily due to an increase in financial expenses as a result of an increase in gross debt and interest rates in 2022 compared to 2021.

Income Tax and Social Contribution Expenses

Income tax and social contribution expenses increased to R$119.6 million in 2022, from a gain of R$1,048.0 million in 2021. This increase of income tax and social contribution expenses was primarily due to tax benefits identified mainly in our Avon entities in Luxembourg in 2021, and to the impacts of deferred amount over tax losses at Avon as well as amortization of deferred income tax liability on appreciation of assets and liabilities as a result of the purchase price allocation in connection with the acquisition of Avon.

Net (Loss) Income for the Period

For the reasons described above, we had a net loss of R$2,858.6 million (equivalent to 7.9% of net revenue) in 2022, compared to a net income of R$1,040.7 million (equivalent to 2.6% of net revenue) in 2021.

Results for 2021 Compared to 2020

The following table sets forth our consolidated financial information for 2021 and 2020.

	For the Year ended December 31, (1)
	2021	2020	Variation
	(in millions of R$)
Net revenue	40,164.7	36,922.0	8.8%
Cost of sales	(14,097.9)	(13,299.7)	6.0%
Gross profit	26,066.8	23,622.3	10.3%
Operating income (expenses)
Selling, marketing and logistics expenses	(16,912.9)	(15,632.8)	8.2%
Administrative, R&D, IT and project expenses	(6,958.9)	(5,956.0)	16.8%
Impairment losses on trade receivables	(837.8)	(727.7)	15.1%
Other operating income (expenses), net	(239.0)	(516.2)	(53.7%)
	(24,948.6)	(22,832.7)	9.3%
Operating Income Before Financial Result	1,118.2	789.6	41.6%
Financial income	4,006.6	4,738.4	(15.4%)
Financial expenses	(5,033.5)	(5,773.8)	(12.8%)
Net financial result	(1,026.9)	(1,035.4)	(0.8%)
Net income (loss) before income tax and social contribution	91.3	(245.8)	(137.1%)
Income tax and social contribution	1,048.0	(274.7)	(481.4%)
Net income (loss) for the year from continuing operations	1,139.2	(520.6)	(318.8%)
Net (loss) from discontinued operations (2)	(98.6)	(143.1)	(31.1%)
Net income (loss) for the year	1,040.7	(663.7)	(256.8%)

n.m. = not meaningful.

(1)	Includes a reclassification of certain costs related to the cost of sales previously presented as part of selling, marketing and logistics expenses in Aesop in the amounts of R$86.4 million and R$70.0 million for the years ended on December 31, 2021 and 2020, respectively.
(2)	On December 17, 2015, Avon signed contracts that resulted in the separation of operations in the United States, Canada and Puerto Rico from New Avon. These transactions were closed on March 1, 2016. As of December 31, 2021, contingent liabilities prior to this transaction and related to operations in the United States, Canada, and Puerto Rico are treated as discontinued operations.

Net Revenue

	For the Year ended December 31,
	2021	2020	Variation
	(in millions of R$)
Operating segments
Natura &Co LATAM	22,413.4	20,542.3	9.1%
Avon International	9,329.3	9,097.4	2.5%
The Body Shop International	5,821.8	5,332.9	9.2%
Aesop International	2,600.2	1,949.3	33.4%
Net revenue	40,164.7	36,922.0	8.8%

n.m. = not meaningful.

Our consolidated net revenue increased by 8.8%, to R$40,164.7 million in 2021, from R$36,922.0 million in 2020, mainly due to the growth in sales on the social media channels and e-commerce of Natura &Co LATAM, The Body Shop International and Aesop International.

The following is a discussion of our main segments:

  Natura &Co LATAM. Natura &Co LATAM’s net revenue increased by 9.1%, to R$22,413.4 million in 2021, from R$20,542.3 million in 2020, primarily due to the growth in sales in Spanish-speaking Latin American countries and the economic recovery following the loosening of restrictions related to COVID-19.
  Avon International. Net revenue reached R$9,329.3 million in 2021, which represents an increase of 2.5% compared to R$9,097.4 million of net revenue in 2020, representing 23.2% and 24.6% of our 2021 and 2020 total consolidated net revenue, respectively. Avon International’s net revenue increased mainly as a result of the increase in the average exchange rate from U.S.$ to reais of 7.3% in 2021. In its functional currency (U.S.$), Avon International’s revenue decreased by 4.3% in 2021, mainly driven by a lower number of representatives.
  The Body Shop International. The Body Shop International’s net revenue increased by 9.2%, to R$5,821.8 million in 2021, from R$5,332.9 million in 2020. The Body Shop International’s net revenue increased mainly as a result of the increase in the average exchange rate from pound sterling to reais by 9.8%. In its functional currency (pound sterling), The Body Shop International’s revenue increased just 0.7% in 2021 as a result of the spread of the Omicron variant of COVID-19 in several markets, mainly in UK, the brand’s largest market, resulting in lower retail store traffic, which was offset by the performance of e-commerce and direct selling channels, at Home.
  Aesop International. Aesop International’s net revenue increased by 33.4%, to R$2,600.2 million in 2021, from R$1,949.3 million in 2020. Aesop International’s net revenue increased mainly as a result of the economy recovery and lessening of the pandemic restrictions. Retail and online sales increased by 21% and concentrated mainly on Asia (where they increased by 20%) and America (where they increased by 16%). In addition, the increase of the average exchange rate from the Australian dollar to reais by 12.1% contributed to the variation. In its functional currency (the Australian dollar), net revenue increased by 25.1% in 2021.

Cost of Sales

The following tables show the components of our cost of sales for the periods indicated:

	For the Year ended December 31,(1)		Variation
	2021	2020
	(in millions of R$)
Raw material for products and packages(2) and resale products(3)	12,851.6	11,292.8	13.8%
Personnel expenses	568.9	638.5	(10.9%)
Depreciation and amortization	254.5	215.4	18.2%
Other costs(4)	422.9	1,153.0	(63.3%)
Cost of sales	14,097.9	13,299.7	6.0%

(1)	Includes a reclassification of certain costs related to the cost of sales previously presented as part of selling, marketing and logistics expenses in Aesop in the amount of R$86.4 million and R$70.0 million for the years ended on December 31, 2021 and 2020, respectively.
(2)	Particularly plastic, glass, graphics and fragrance bottles.
(3)	Products manufactured by third parties, including soaps, hair products and others.
(4)	“Other costs” include electricity, water, gas, computer services and others.

	For the Year ended December 31,		Variation
	2021(1)	2020(1)
	(in millions of R$)
Operating segments
Natura &Co LATAM	8,833.1	8,062.7	9.6%
Avon International	3,698.2	3,822.0	(3.2)%
The Body Shop International	1,236.7	1,157.0	6.9%
Aesop International	329.9	258.0	27.9%
Cost of sales	14,097.9	13,299.7	6.0%

(1)	Includes a reclassification of certain costs related to the cost of sales previously presented as part of selling, marketing and logistics expenses in Aesop in the amount of R$86.4 million and R$70.0 million for the years ended on December 31, 2021 and 2020, respectively.

In 2021, our cost of sales increased by 6.5%, to R$14,097.9 million, from R$13,229.7 million in 2020. Cost of sales remained stable compared to net revenue, representing 35.0% of net revenue in 2021 compared to 35.8% in 2020.

With respect to our main reporting segments:

  Natura &Co LATAM: In 2021, Natura &Co LATAM accounted for 62.7% of our total cost of sales. Natura &Co LATAM’s cost of sales increased by 9.6%, amounting to R$8,833.1 million in 2021. Cost remained stable, representing 39.4% of the net revenue of the segment, compared to R$8,062.7 million in 2020, which represented 39.2% of net revenue.
  Avon International: In 2021, Avon International accounted for 26.2% of our total cost of sales, amounting to R$3,698.2 million and 39.6% of its net revenue. In 2020, Avon International’s cost of sales amounted to R$3,822.0 million, accounting for 42% of its net revenue for the year. This decrease in cost of sales is mainly explained by structural initiatives, partially offset by higher supply chain costs.
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

Aesop International. In 2021, Aesop International represented 2.3% of our total cost of sales. At Aesop International, cost of sales increased by 27.9%, amounting to R$329.9 million in 2021 from R$258.0 million in 2020. This was mainly due to the increase in Aesop International’s sales in 2021 compared to 2020. Aesop International’s cost of sales represented 12.7% of its net revenue in 2021 and 13.2% of its net revenue in 2020, respectively, remaining stable.

Gross Profit

As a result of the foregoing, consolidated gross profit increased by 10.0%, amounting to R$26,066.8 million in 2021, from R$23,622.3 million in 2020. Our consolidated gross margin, which we calculate as gross profit divided by net revenue, expressed as a percentage, reached 64.9% in 2021, compared to 64.0% in 2020. Our gross margin increased mainly due to (i) structural initiatives and revenue management at Avon International and (ii) lower discounts and a changing sales mix at The Body Shop International.

Operating Expenses

Consolidated operating expenses increased by 8.9%, amounting to R$24,948.6 million in 2021, representing 62.1% of consolidated net revenue compared to R$22,832.7 million in 2020, when they represented 61.8% of net revenue primarily due to the factors listed below.
Selling, Marketing and Logistics Expenses

Consolidated selling, marketing and logistics expenses increased by 7.7% to a cost of R$16,912.9 million in 2021, compared to a cost of R$15,632.8 million in 2020. This increase is aligned with the growth in our revenue by 8.8%, and is primarily due to (i) changes in credit policies, such as the extension of payment terms for consultants, flexibility in credit conditions and increases to online sales commissions, marketing and sales force expenses and other sale expenses totaling R$8,388.8 million in 2021 compared to R$7,568.4 million in 2020, (ii) the increase in the effects of exchange rates due to the devaluation of the real and expenses denominated in foreign currency, and (iii) logistics costs driven by online sales amounting to R$2,654.5 million in 2021 (R$2,479.2 million in 2020). Selling, marketing and logistics expenses remained stable and accounted for 42.3% of our net revenue in 2021, compared to 42.5% in 2020. This stability is a result of continuous investments in operating efficiency and the reduction of discretionary expenses with the purpose of maintaining the business’s profitability and liquidity.

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

Net Income (Loss) for the Period

For the reasons described above, we had a net income of R$1,040.7 million (equivalent to 2.6% of net revenue) in 2021, compared to a net loss of R$663.7 million (equivalent to 1.8% of net revenue) in 2020.

B.    Liquidity and Capital Resources

Overview

Our financial condition and liquidity are influenced by several factors, including:

  our ability to generate cash flow from our operations;
  the level of our outstanding indebtedness and related accrued interest, which affect our net finance expenses;
  inflation and interest rates;
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
121

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

In addition to the foregoing, we announced on April 3, 2023, that we entered into a binding agreement to sell Aesop to L’Oréal Groupe for US$ 2.525 billion. The purchase price will be paid in cash on closing, which is expected to occur in the third quarter of 2023 and is subject to customary regulatory approvals. For more information, see “Item 4. Information on the Company—A. History and Development of the Company—History—Recent Developments—Sale of Aseop.”

Cash Flows

In the discussion that follows, references to 2022, 2021 and 2020 are to the fiscal years ended December 31, 2022, 2021 and 2020, respectively.

The following table shows our consolidated cash flows for the periods indicated:

	For the Year ended December 31,			Variation
	2022	2021	2020	2022/2021	2021/2020
	(in millions of R$, except percentages)
Net cash flows provided by (used in) operating activities	671.5	(114.2)	1,285.6	(688.0%)	(108.9%)
Net cash flows (used in) provided by investing activities	(771.8)	(652.0)	679.1	(18.4%)	(196.0%)
Net cash flows provided by (used in) financing activities	598.5	(1,245.2)	(777.6)	(148.1%)	60.1%
Increase/(decrease) in cash and cash equivalents(1)	188.5	(1,814.4)	1,308.1	(110.4%)	(238.7%)
Cash and cash equivalents at the beginning of the period	4,007.3	5,821.7	4,513.6	(31.2%)	29.0%
Cash and cash equivalents at the end of the period	4,195.7	4,007.3	5,821.7	4.7%	(31.2%)

(1)   Includes the effect of exchange variation on cash and cash equivalents, as presented in the statement of cash flows.

In 2022, consolidated cash and cash equivalents amounted to R$4,195.7 million, compared to R$4,007.0 million in 2021 and R$5,821.7 million in 2020.

Net Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities amounted to R$671.5 million in 2022 compared to net cash used in operating activities of R$114.2 million in 2021. The main factors behind the improvements in our working capital were (i) continued inventory optimization (especially finished goods), (ii) lower advances to suppliers, and (iii) improvements in income tax and social contribution. These were partially offset by an increase in receivables as a result of sales growth in Natura &Co Latam.

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

Net Cash (Used in) Provided by Investing Activities

Net cash used in investing activities amounted to R$771.8 million in 2022, compared to cash used in investing activities of R$652.0 million in 2021. This variation was primarily due to higher short-term financial investments, which was offset by a lower level of capital expenditure.

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

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities amounted to R$598.5 million in 2022, compared to cash used in financing activities of R$1,245.2 million in 2021. This variation is primarily due to a higher cash inflow from new borrowings and financing, offset by a lower cash inflow from derivatives settlement.

Net cash used in financing activities amounted to R$1,245.2 million in 2021, compared to cash used by financing activities of R$777.6 million in 2020. This variation is primarily due to: (i) lower cash inflow in 2021 from new borrowings and derivative settlement for a total amount of R$6,425.6 million compared to a cash inflow in 2020 from new borrowings and capital increase of R$8,791.3 million, partially offset by (ii) lower cash outflow related to lease and borrowing payments of R$7,989.6 million in 2021 compared to R$8,483.9 million in 2020.

Capital Structure

The following table shows our sources of capital as of the dates indicated:

	As of December 31,
	2022	2021	2020
	(in millions of R$, except percentages)
Shareholders’ equity	22,351.2	28,566.7	27,387.1
Current and noncurrent borrowings, financing and debentures, including lease liabilities	16,863.0	16,264.7	17,681.4
Total source of capital	39,214.2	44,831.4	45,068.5
Shareholders’ equity as a percentage of total source of capital(1)	57%	64%	61%
Current and noncurrent borrowings, financing and debentures, including lease liabilities as a percentage of total source of capital(2)	43%	36%	39%

(1)  Shareholders’ equity divided by the total source of capital.

(2)  Current and noncurrent borrowings, financing and debentures, including lease liabilities, divided by total source of capital.

Shareholders’ Equity

As of December 31, 2022, our shareholders’ equity amounted to R$22,351.2 million, a decrease of R$6,215.5 million compared to R$28,566.7 million as of December 31, 2021, primarily due to the losses generated during 2022 and foreign currency adjustments.

As of December 31, 2021, our shareholders’ equity amounted to R$28,566.7 million, an increase of R$1,179.6 million compared to R$27,387.1 million as of December 31, 2020, primarily due to the net income generated during 2021.

Current and Noncurrent Borrowings, Financing and Debentures, Including Lease Liabilities

As of December 31, 2022, current and noncurrent borrowings, financing and debentures, including lease liabilities, totaled R$16,863.0 million, presenting an increase of R$598.3 million compared to R$16,264.7 million as of December 31, 2021, mainly due to (i) the prepayment of Avon Products Inc bonds in the amount of U.S.$462.0 million; and (ii) the prepayment of the 9th and 10th issuance of debentures in an aggregate amount of R$1,879.0 million. These factors were partially offset by the net proceeds from the offering of our 6.00% notes due in 2029 in the aggregate principal amount of U.S.$600.0 million.

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

Cash and Cash Equivalents and Short-Term Investments

As of December 31, 2022, our cash and cash equivalents and short-term investments amounted to R$5,996.2 million, an increase of R$10.1 million compared to R$5,986.0 million as of December 31, 2021.

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

As of December 31, 2022, current and noncurrent borrowings, financing, debentures and bond issuances, including lease liabilities, totaled R$16,863.0 million, of which R$1,209.6 million was current and R$15,653.4 million was noncurrent. As of December 31, 2021, current and noncurrent borrowings, financing, debentures and bond issuances, including lease liabilities, totaled R$16,264.7 million, of which R$1,950.6 million was current and R$14,314.1 million was noncurrent. As of December 31, 2020, current and noncurrent borrowings, financing, debentures and bond issuances, including lease liabilities, totaled R$17,681.4 million, of which R$4,865.3 million was current and R$12,816.1 million was noncurrent.

The table below shows the details of our debt instruments, expressed in millions of reais, as of the dates indicated:

	As of December 31,			Currency	Maturity	Interest	Security/ Guarantee
	2022	2021	2020
Local Currency
FINEP (Financing Agency for Studies and Projects)	17.0	44.2	73.1	Real	June 2023	Interest of 3.5% per year.	Bank-issued guarantee letter.
Debentures	1,913.2	1,922.7	4,042.5	Real	July 2027 up to September 2032	Interest of CDI+1.65%, CDI+0.8%, CDI+1.34% e CDI+1.60%	None
Promissory Notes	—	—	773.9	Real	December 2020	3.25% + CDI (i)	Natura Cosméticos Ltda., secured shares
BNDES(6)	—	—	7.8	Real	Up to September 2021	TJLP + interest of 0.5% to 3.96% per year and fixed-rate contracts of 3.5% to 5% per year (PSI). (2)	Bank-issued guarantee letter
Commercial notes	519.0	—	—	Real	September 2025	CDI interest + 1.55% with bi-annual payments	Guarantee of Natura &Co Holding S.A.
Financial lease	3,270.7	3,547.9	3,858.5	Real	August 2026	Interest of 9% per year + IPCA (3)	Fiduciary sale of assets object of lease contracts.
Working capital– Mexico	—	—	14.5	Mexican peso	February 2021 and October 2020	Interest of 1.15% per year + TIIE (4)	Guarantee of Natura Cosméticos S.A.
Working capital – The Body Shop	—	526.7	500.8	GBP	March 2021	Sonia plus 2.9% per year	Guarantee of Natura Cosméticos S.A. until 2021 and of Natura &Co Holding from January 2022 onwards
Working capital – Avon	113.7	164.5	145.4	Various	May 2022	Sonia plus 1.65% per year	None
Working capital – Lux	1,304.4	—	—	U.S. Dollar	November 2025	SOFR + 2.47% p.a. with biannual payments	Guarantee Natura &Co Holding and Natura Cosméticos
Notes – Avon	1,421.3	4,256.0	4,033.7	U.S. Dollar	(a) March 15, 2023; (b) March 15, 2043;	6.45% and 8.45% per year	None
Notes – Lux	3,130.7	—	—	U.S. Dollar	April 2029	Interest of 6.00% p.a. with biannual payments	Guarantee Natura &Co Holding and Natura Cosméticos

Total in local currency	11,690.0	10,462.0	13,450.3
Foreign Currency
BNDES(6)	—	—	1.6	U.S. dollar	October 2020	Interest of 1.8% per year to 2.3% per year + Brazilian Resolution No. 635 (5)	Guarantee of Natura Cosméticos S.A. and bank-issued guarantee letter
Law No. 4,131	—	279.4	260.2	U.S. dollar	May 2022	Sonia + interest 1.1% per year (5)	Guarantee of Natura Indústria.
Notes	5,173.0	5,523.3	3,969.2	U.S. dollar	May 2028	Interest of 5.375% per year (5)	None
Total in foreign currency	5,173.0	5,802.7	4,231.0
Overall total	16,863.0	16,264.7	17,681.4
Current	1,132.0	1,950.6	4,865.3
Noncurrent	13,817.8	14,314.1	12,816.1
Debentures
Current	77.6	350.1	2,169.8
Noncurrent	1,835.6	1,572.6	1,872.7

(1)	Overnight interbank deposit rate (Certificado de Depósito Interbancário), or “CDI.”
(2)	Investment Support Program, or “PSI.”
(3)	Consumer Price Index Expanded (Índice de Preços ao Consumidor Amplo), or “IPCA.”
(4)	TIIE – (Tasa de Interés Interbancaria de Equilibrio) Interbank Equilibrium Interest Rate from Mexico.
(5)	Loans and financing for which swap contracts (CDI) were entered into. These loans and financing are not being shown net of their derivatives.
(6)	These loans are subject to the general provisions applicable to BNDES agreements, including provisions that restrict us from obtaining certain new indebtedness.

The following table shows the maturities of our current and non-current consolidated debt, including lease liabilities, as of December 31, 2022:

	Borrowings, Financing and Debentures as of December 31, 2022	Leases as of December 31, 2022	Total as of December 31, 2022
		(in millions of R$)
Maturity of loans and financing, including lease liabilities:
2023	331.2	878.4	1,209.6
2024	—	287.0	287.0
2025	1,763.9	530.0	2,293.9
2026 and thereafter	11,497.2	1,575.3	13,072.5
Total	13,592.3	3,270.7	16,863.0

Main Financing Agreements

Our principal financing agreements as of December 31, 2022 are described below:

Debentures

As of December 31, 2022, the outstanding balance on these debentures was R$1,913.2 million.

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

On July 25, 2022, Natura Cosméticos carried out the 11th issue of simple, non-convertible, unsecured debentures in single series, for public distribution with restricted placement efforts in the aggregate amount of R$826.0 million. A total of 826,030 debentures at a nominal unit value of R$1,000 were issued. The debentures of the 11th series will mature on July 21, 2027 and accrue interest at the CDI rate plus 1.65%. The net proceeds from the issuance were used for the partial repayment of debentures of the third series of the ninth issuance of debenture in an aggregate amount of R$162.8 million, partial repayment of debentures of the first series of the tenth issuance of debentures in an aggregate amount of R$145.8 million, partial repayment of debentures of the second series of the tenth issuance of debentures in an aggregate amount of R$19.2 million, partial repayment of debentures of the third series of the tenth issuance of debentures in the amount of R$295.3 million and partial repayment of debentures of the fourth series of the tenth issuance of debentures in the amount of R$202.9 million.

On October 6, 2022, Natura Cosméticos carried out its twelfth issuance of non-convertible unsecured debentures in the aggregate amount of R$1,050.0 million. The debentures are guaranteed by Natura &Co. A total of 1,050,000 registered, book-entry, non-convertible and unsecured debentures were issued in three series, without the issue of provisory or final certificates, at a nominal unit value of R$1,000, of which 255,889 were in the first series, 487,214 in the second series and 306,897 in the third series, all of which will mature on September 2027, 2029 and 2023, respectively, bearing interest (i) at the cumulative variation of the average daily CDI rate plus 0.8% p.a.; (ii)(b) at the cumulative variation of the average IPCA plus 6.80% p.a.; or (iii)(a) at the cumulative variation of the average IPCA plus 6.90% p.a.

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

The appropriation of costs related to the issuance of promissory notes in 2020 was R$25.2 million, recorded monthly under financial expenses in the statement of profit or loss, as per the effective interest rate method. The outstanding balance of issuance costs to be settled as of December 31, 2021 was R$3.1 million. In January 2020 we redeemed an aggregate principal amount of R$1,830 million of these promissory notes. In June 2020, Natura &Co Holding redeemed the aggregate outstanding amount of R$370 million of its first series of promissory notes and R$140 million of its second series of promissory notes. In December 2020 Natura &Co Holding redeemed the aggregate outstanding amount of R$560 million of its first series of promissory notes. The obligations of Natura &Co Holding under the abovementioned promissory notes were secured by a fiduciary assignment (alienação fiduciária) of 26,785,487 common shares of Natura Cosméticos S.A., representing 2.91% of its share capital as defined in the applicable pledge. As of December 31, 2022, 2021 and 2020, there was no outstanding balance on these promissory notes.

On May 4, 2020, Natura &Co Holding issued an aggregate principal amount of R$500 million, divided into 100 promissory notes. The promissory notes mature on May 4, 2021. Interest on these promissory notes accrues at a rate equivalent to 100% of the CDI rate plus 3.25%. The proceeds of this offering were used to strengthen our cash position. The obligations of Natura &Co Holding under the abovementioned promissory notes are secured by a fiduciary assignment (alienação fiduciária) of 23,461,472 common shares of Natura Cosméticos S.A., representing 2.55% of its share capital as defined in the applicable pledge. As of December 31, 2022 and 2021, there was no outstanding balance on these promissory notes (R$516 million as of December 31, 2020).

On May 4, 2020, Natura Cosméticos issued an aggregate principal amount of R$250 million, divided into 50 promissory notes. The promissory notes mature on May 4, 2021. Interest on these promissory notes accrues at a rate equivalent to 100% of the CDI rate plus 3.25%. The proceeds of this offering were used to strengthen Natura Cosméticos and its subsidiaries’ cash position. As of December 31, 2022 and 2021, there was no outstanding balance on these promissory notes (R$259 million as of December 31, 2020).

On April 15, 2021, Natura &Co Holding and Natura Cosméticos redeemed the aggregate principal amount due under their respective promissory notes, equivalent to R$500.0 million for Natura &Co Holding and R$250.0 million for Natura Cosméticos. As a result, there was no outstanding balance under the promissory notes as of December 31, 2022 and 2021.

On September 19, 2022, Natura Cosméticos issued an aggregate principal amount of R$500 million notes due 2025, guaranteed by Natura &Co Holding. A total of 500,000 registered, book-entry, non-convertible and unsecured notes were issued in a single series at a nominal unit value of R$1,000. These notes accrue interest at the cumulative variation of the average daily CDI rate plus 1.55%. The proceeds of this offering were used to strengthen Natura Cosméticos’ cash position. As of December 31, 2022, a total aggregate amount of R$500 million was outstanding under the commercial notes.

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

Export Credit Notes

In order to finance its working capital needs, Natura Indústria raised funds of R$83.3 million on October 2, 2019 by entering into an export credit note with Citibank. This note has a term of one year, with interest being payable on a quarterly basis, whereas the principal is paid at maturity. We have hedged the exposure (derived from U.S. dollar LIBOR plus 0.87% per year) arising from this transaction at a cost of CDI plus 0.60% per year. As of December 31, 2022, there was not outstanding balance on these notes.

Law No. 4,131

Natura Cosméticos entered into a transfer facility of funds raised abroad denominated in foreign currency via Law No. 4,131 with financial institutions due to favorable rates. The funds raised in this operation will be allocated to finance our working capital. On May 20, 2019, a total of U.S.$50 million was raised at Sonia plus 1.1% per year plus the exchange rate variation, with semiannual interest payments in May and November, maturing on May 20, 2022. As of December 31, 2022, there was no outstanding balance of these letters of credit.

Notes – Avon

Avon has issued the following series of notes:

Notes – Avon	Principal in millions of U.S.$	Principal in millions of R$	Annual Interest Rate	Maturity
5.00% Notes due 2023	461.9	2,577.5	6.50%	March 15, 2023
8.95% Notes due 2043	216.1	1,205.9	8.45%	March 15, 2043

The effects of the purchase price allocation arising from the business combination, which on December 31, 2020 totaled R$449.7 million, were added to the notes issued by Avon.

On May 20, 2022, Avon redeemed the total outstanding amount under its 5.0% Senior Notes due 2023 pursuant to the optional redemption provisions of the indenture governing the notes. In order to fund the redemption, Avon and its subsidiary Avon Cosmetics Limited entered into certain intercompany promissory notes with Natura &Co UK Holdings Plc, a subsidiary of Natura &Co Holding S.A. For more information the notes and other related party transactions.

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

On April 23, 2021, The Body Shop International Limited entered into a credit facility with UK Export Finance and HSBC Bank PLC in the amount of £100 million, guaranteed by Natura &Co Holding and Natura Cosméticos. This facility bears interest at the Sonia rate plus 2.9% per year, with maturity dates for payment of principal and interest in December 2021, April 2023 and April 2024. The facility was fully drawn on June 30, 2021. On December 23, 2022, this credit facility was repaid in full by The Body Shop, with no outstanding balance related to this facility agreement.

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

Revolving Credit Facility

On March 11, 2022, we, through our subsidiary Natura &Co Luxembourg, entered into a revolving credit facility loan in the principal amount of U.S.$200.0 million. The revolving credit facility has a 31-month term, subject to extensions. Natura Cosméticos and Natura &Co Holding provide an unconditional guaranty under this facility. The facility contains certain customary covenants, events of default, cross-default provisions and change of control provisions. On May 6, 2022, we repaid U.S.$50 million due under of the revolving credit facility and on November 17, 2022 we repaid the remaining U.S.$150 million outstanding.

Working Capital – Natura &Co Luxembourg

On November 15, 2022, we, through our subsidiary Natura &Co Luxembourg, entered into a club loan in the principal amount of U.S.$250.0 million. The club loan has a 36-month term, subject to extensions. Natura Cosméticos and Natura &Co Holding provide an unconditional guaranty under this facility. The facility contains certain customary covenants, events of default, cross-default provisions and change of control provisions. As of December 31, 2022 we, through our subsidiary Natura &Co Luxembourg, had U.S.$250 million outstanding under this loan (R$1,304 million based on the exchange rate as reported by the Brazilian Central Bank as of December 31, 2022 for reais into U.S. dollars of R$5.218 per U.S.$1.00) from this facility.

Natura &Co Luxembourg Notes (“Natura &Co Luxembourg Notes”)

On April 19, 2022, Natura Cosméticos concluded the offering of its 6.0% senior notes due in 2029 in the aggregate principal amount of U.S.$600 million, with semiannual interest payments in April and October of each year until the maturity date. The Natura &Co Luxembourg Notes are guaranteed by Natura &Co Holding S.A. and Natura Cosméticos S.A. The indenture governing the Natura Cosméticos S.A. allows us and our affiliates at any time and from time to time to purchase the Natura &Co Luxembourg Notes in the open market or otherwise.

Certain Covenants under our Main Financing Agreements

ESG Notes Covenants and Natura &Co Luxembourg Notes

The indenture governing the 4.125% sustainability-linked notes due 2028 of Natura Cosméticos and the indenture governing the 6.000% senior notes due 2029 of Natura &Co Luxembourg contain certain customary covenants (including maintenance of office or agency, maintenance of corporate existence, maintenance of properties, limitations on liens, and purchase of notes on a change of control), customary events of default, cross-default provisions and change of control provisions. The indentures governing each of the ESG Notes and the Natura &Co Luxembourg Notes also allow Natura Cosméticos, Natura &Co Luxembourg or Natura &Co Holding S.A. (as applicable) or their respective affiliates, to at any time and from time to time purchase notes in the open market or otherwise.

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

Compliance with Covenants

As of December 31, 2022 and 2021, we were in compliance with the covenants of our financing agreements, including the financial covenants.

Working Capital

As of December 31, 2022, our working capital (which is defined as consolidated current assets minus current liabilities) was R$2,783.7 million, a decrease of R$1,003.3 million, in comparison to R$3,787.0 million as of December 31, 2021, mainly as a result of lower level of inventories due to the steps we have taken to optimize inventory, especially of finished goods, across our business.

Capital Expenditures

Our operating activities require regular capital expenditures, particularly with regards to the development of its infrastructure and the acquisition of supplies, such as software, machinery, tools, vehicles and industrial casts.

Investments

The following table sets forth additions to property, plant and equipment and to intangible assets for the periods indicated:

	As of and for the Fiscal Year Ended December 31,
	2022	2021	2020
	(in millions of R$)
Software	155.0	88.1	82.7
Machinery and accessories	40.5	37.2	20.1
Vehicles	—	5.0	14.6
Buildings and facilities	7.2	111.0	46.7
Templates(1)	—	2.1	1.2
Information technology equipment	26.6	58.2	27.3
Furniture and fixtures	72.0	107.1	32.5
Projects in progress	495.8	606.4	440.2
Other investments	277.2	382.9	187.8
Total acquisitions of property, plant and equipment and intangible assets	1,074.3	1,398.0	853.1

(1)   Refers to steel tooling or templates specially manufactured by Natura &Co’s suppliers, used in the production of bottles and plastic packaging for its products. Natura &Co holds the property of such tooling.

In the year ended December 31, 2022, acquisitions of property, plant and equipment and intangible assets totaled R$1,074.3 million compared to R$1,398.0 million in the year ended December 31, 2021, representing a decrease of 23.2%. Our capital expenditure program is currently focused on IT infrastructure, technology for e-commerce and social selling, opening and renovation of existing stores, as well as product innovation, projects aimed at increasing operational efficiency and productivity.

In the year ended December 31, 2021, acquisitions of property, plant and equipment and intangible assets totaled R$1,398.0 million compared to R$853.1 million in the year ended December 31, 2020, representing an increase of 63.9%. This increase was primarily due to investments in IT infrastructure, digital and social selling model technology, product innovation, and other projects to increase operational efficiency and productivity

Tabular Disclosure of Contractual Obligations

The following table sets forth the maturity schedule of our material contractual financial obligations as of December 31, 2022:

	Less than 1 Year	1 to 5 Years	More than 5 Years	Total Expected Contractual Cash Flow
	(in millions of R$)
Borrowings, financing and debentures	722.1	3,228.9	13,140.6	17,091.6
Derivatives	640.3	1,504.0	(1,347.4)	796.9
Lease liabilities	1,070.3	2,019.8	856.4	3,946.5
Trade payables and reverse factoring operations	6,375.9	—	—	6,375.9
Dividends	0.2	—	—	0.2
Total(1)	8,809.0	6,752.7	12,649.6	28,211.3

(1)    The amounts presented above are the undiscounted contractual cash flows.

Off-Balance Sheet Arrangements

Our subsidiary Indústria e Comércio de Cosméticos Natura Ltda. has certain off-balance sheet arrangements arising from power supply agreements for its manufacturing activities that provide for minimum supply payments: (i) up to one year of R$614.1 million as of December 31, 2022, R$929.2 million as of December 31, 2021 and R$1,413.9 million as of December 31, 2020, (ii) from one to five years of R$659.7 million as of December 31, 2022, R$460.0 million as of December 31, 2021 and R$885.9 million as of December 31, 2020 and (iii) more than five years of R$49.3 million as of December 31, 2022 and R$10.7 million as of December 31, 2021.

Except as mentioned above, as of December 31, 2022, we did not have any off-balance sheet arrangements.

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
  developments with respect to the COVID-19 pandemic in Brazil and globally;
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

For more information, see “—A. Operating Results—Principal Factors Affecting Our Results of Operations” and “Item 3. Key Information—D. Risk Factors.”

E.    Critical Accounting Policies and Estimates

Our financial statements are presented in IFRS as issued by the IASB. For summary information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements, see “—A. Operating Results—Principal Factors Affecting Our Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” and note 4 to our audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, included elsewhere in this annual report.

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

In accordance with our current by-laws, the board of directors comprises a minimum of seven members and a maximum of nine members, who are elected to a term not to exceed two years at a general meeting of shareholders and are eligible for reelection. Our by-laws do not include any citizenship or residency requirements for members of our board of directors. Our current board of directors shall have up to three co-chairmen, an executive chairman of the board of directors, as well as a Chief Executive Officer of the Group, who shall be elected by the majority of the members of the board of directors at their first meeting held after the investiture of such members, or whenever there is a vacancy or resignation, provided that no co-chairman may hold the offices of co-chairman and Chief Executive Officer of the Group simultaneously. The executive chairman of the board of directors and Chief Executive Officer of the Group may be held by the same person. The directors shall also determine, at their first meeting after the applicable general meeting, the number of co-chairmen and appoint who among them shall preside over all the meetings of the board of directors held during their term of office. If there is a vacancy on the board of directors, the remaining members will appoint a substitute director, who will temporarily exercise his or her term of office until the date of the next general meeting of shareholders is held.

Under the provisions of the Novo Mercado Rules, at least two members or 20% of the members of our board of directors, whichever is higher, shall be independent directors, as defined in accordance with the criteria of the Novo Mercado Rules. Should compliance with the foregoing percentage requirement lead to a fractional number of directors, the number of directors who are required to be independent will be rounded up. However, Natura &Co adopted a higher standard of board independence following the Brazilian Code of Corporate Governance and established that at least one-third (1/3) of the directors shall be independent, according to the definition of the Novo Mercado Rules. The qualification of the members appointed as independent directors will be resolved upon at the general meeting of shareholders that elects such independent directors. A director elected under Article 141, paragraphs 4 and 5 of the Brazilian Corporation Law will also be deemed an independent director if there is a controlling shareholder.

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

Our board of directors currently has nine directors. Antonio Luiz da Cunha Seabra, Guilherme Peirão Leal, Pedro Luiz Barreiros Passos, Carla Schmitzberger, Gilberto Mifano, Andrew George McMaster Jr. and Georgia Melenikiotou were elected at the general meeting of shareholders held on April 20, 2022. Bruno de Araújo Lima Rocha and Maria Eduarda Mascarenhas Kertész were elected at the general meeting of shareholders held on April 26, 2023. Roberto de Oliveira Marques stepped down as the Executive Chairman of the Board of Directors and Main Executive of the Group (Group CEO) on June 15, 2022 when he was replaced in that position by Fábio Colletti Barbosa, and remained as a member of the Board of Directors until December 31, 2022. On April 26, 2023, the shareholders of Natura &Co Holding decided to terminate the Executive Chairman of the Board of Directors and Main Executive of the Group position, and to create the position of Chief Executive Officer. Fábio Colletti Barbosa was appointed by the Board of Directors to the position of Chief Executive Officer on April 26, 2023 and stepped down from his position as a member of the Board of Directors on that date. See “—Executive Officers.”

The following table sets forth certain information related to the current members of our current board of directors:

Name	Date of Birth	Date of Election	Position Held
Antonio Luiz da Cunha Seabra	March 23, 1942	April 20, 2022	Co-chairman of the Board
Guilherme Peirão Leal	February 22, 1950	April 20, 2022	Co-chairman of the Board
Pedro Luiz Barreiros Passos	June 29, 1951	April 20, 2022	Co-chairman of the Board
Andrew G. McMaster, Jr.	November 4, 1952	April 20, 2022	Independent Director
Carla Schmitzberger	June 21, 1962	April 20, 2022	Independent Director
Georgia Melenikiotou	July 6, 1959	April 20, 2022	Independent Director
Gilberto Mifano	November 11, 1949	April 20, 2022	Independent Director
Bruno de Araújo Lima Rocha	August 21, 1961	April 26, 2023	Independent Director
Maria Eduarda Mascarenhas Kertész	March 28, 1973	April 26, 2023	Independent Director

The term of office for the members of our board of directors is up to two years, reelection being permitted.

The following is a summary of the business experience of the members of our board of directors. Unless otherwise indicated, the business address of the members of our board of directors is Avenida Alexandre Colares, No. 1188, Vila Jaguara, in the city and state of São Paulo, Brazil.

Antônio Luiz da Cunha Seabra. Mr. Seabra founded Natura Cosméticos in 1969 and started his activities on the company’s board of directors in 1998. Mr. Seabra has focused on the construction and development of Natura. He started with a small store at Rua Oscar Freire wherein he provided customized consultancy services. Five years later, he expanded the reach of his message and products by adopting the sales method through relations with consultants as Natura’s business model. With a degree in economics, Mr. Seabra developed new products, languages and messages for the beauty industry developing extensive expertise in consumer goods. He participated actively in the transformation of the organization in one of the largest cosmetics companies in the world, strongly committed to ethics and sustainability. He is currently one of the co-chairmen of the board of directors of Natura &Co Holding S.A. and a board member of Instituto Natura. Currently, Mr. Seabra holds the following positions in other companies and charitable organizations: (i) Executive Officer at Orexis Participações Ltda. (Personal Management Services); (ii) Chief Executive Officer at VivaVida Instituto de Ações Solidárias (NGO/philanthropic organization); (iii) Chief Executive Officer at Lisis Participações S.A. (Holding Company); (iv) Manager at Janos Com. Adm. e Participações Ltda. (Holding Company); (v) Chief Executive Officer at Axioma Adm. e Participações Ltda. (Personal Management Services); (vi) Director at Heuris Adm. e Consultoria Ltda (Personal Management Services); (vii) Chief Executive Officer at Lisis Gestão de Participações S.A. (Holding Company).

Guilherme Peirão Leal. Mr. Leal has a degree in business administration from the University of São Paulo (USP) and is a former student of the Advanced Administration Program of FDC/INSEAD. He is co-founder of Natura Cosméticos and started his activities on the company’s Board of Directors in 1998. He is currently co-chairman of the Board of Directors of Natura &Co Holdings S.A. and member of Instituto Natura’s board of directors. In the past 25 years, he participated in the creation and promotion of various companies and social organizations, such as the Abrinq Foundation for the Rights of Children and Adolescents, the Ethos Institute of Enterprises and Social Responsibility and the Akatu Institute for Conscious Consumption. He also participated in institutions such as Ashoka—Social Entrepreneurship. After 2000, he was closely involved in various environmental institutions, such as the Brazilian Fund for Biodiversity (Funbio) and WWF Brasil. In 2007, Mr. Leal was one of the founders of the Our São Paulo Movement, which seeks to engage various sectors of the local society aiming at a better, fairer and more sustainable city. Since 2008, he has been focused on structuring his legacy through the Arapyaú Institute, an organization whose goal is to promote the dialogue and networks to build sustainable solutions. In the national elections of 2010, Mr. Leal joined former Senator Marina Silva, then from the Green Party, as candidate for Vice-Presidency. Together, they received approximately 20 million votes. In 2012, he helped to fund the Political Action Network for Sustainability—RAPS, a non-partisan institution focused on identifying, supporting, developing and congregating political leaders committed to ethical values and the construction of an inclusive and sustainable development. In the same year, he joined the B-Team, a group formed by international leaders, the purpose of which is to engage corporations and leaders from all over the world with a new vision of business success, by incorporating social and environmental objectives into profit. In 2015, Mr. Leal participated in founding the Brazil Climate, Forests and Agriculture Coalition, which brings together representatives from the private and financial sectors, academia and civil society in favor of Brazil's leadership for a new low-carbon economy. In 2020, he co-founded “Concertação pela Amazônia” a network of people, institutions, and companies established to seek solutions for this territory's conservation and sustainable development. Mr. Leal currently holds the following positions in other companies or organizations from the voluntary sector: (i) Chief Executive Officer at Maraé Investimentos Ltda. (Administrator); (ii) Manager at Janos Administração e Participações Ltda. (Holding Company); (iii) President of Utopia Participações S.A. (Holding Company); (iv) Executive Officer at Dédalus Administração e Participações Ltda. (Administration); (v) Executive Officer at SG Debret Participações Ltda. (Administration); (vi) Executive Officer at Modusvivendi Participações Ltda. (Ownership Interest); (vii) Chairman of the Board of Directors of the Political Action Network for Sustainability—RAPS (Institute); (viii) Co-founder of The BTeam (Association); (ix) Member of the Board of Directors of the Arapyau Institute of Education and Sustainable Development (Institute).

Pedro Luiz Barreiros Passos. Mr. Passos is a co-founder of Natura Cosméticos and started his activities on the Company’s board of directors in 1998. He is currently co-chairman of the board of directors and member of the corporate governance committee of Natura &Co Holding S.A. and member of Instituto Natura’s board of directors. He has a degree in Production Engineering with the Polytechnic School at the University of São Paulo. Mr. Passos also holds a postgraduate degree in business administration from Fundação Getúlio Vargas – FGV. Mr. Passos has experience serving different entities and organizations, including in the following positions: (i) member of the board of directors of IEDI (institute); (ii) member of the board of directors of Fundação Dom Cabral (education); (iii) Chairman of the board of directors of SOS Mata Atlântica (institute); (iv) member of the board of directors of Instituto Semeia (institute); (v) member of the board of directors of AC Camargo since 2018; (vi) member of the board of directors of Empresa Brasileira de Pesquisa e Inovação Industrial – EMBRAPII (association); and (vii) member of the Board of Directors of Fundação de Amparo à Pesquisa do Estado de S. Paulo – FAPESP.

Andrew G. McMaster, Jr. Mr. McMaster was Deputy Chief Executive Officer and Vice-Chairman of the board of directors of Deloitte & Touche LLP from 2010, and Vice-Chairman of Deloitte LLP from 2003 to his retirement in May 2015. He started at Deloitte in 1976 and occupied several national and global leadership positions, including National Managing Partner of Deloitte, focusing on programs for Chief Executive Officer clients, as well as leader of the Deloitte's US and Global Forensic and Dispute Consulting practice. Andrew was a Director of Avon Products, Inc. since 2018, and Chairman of the Audit Committee and member of the Finance Committee. In 2020, he was appointed by Natura &Co. Holding S.A. to occupy the position of independent member of the Group’s Board of Directors. Mr. McMaster currently holds the following positions in other companies or organizations from the voluntary sector: (i) Member of the Board of Directors and Lead Director of Black & Veatch Holding Company, and as Lead Director he is an ex-official member of all Board Committees (ii) Member of the Board of Directors, Member of the Risk Committee and Chairman of the Audit Committee of UBS Americas Holding LLC in the United States, which is a U.S. intermediate holding company for UBS Group in Switzerland and (iii) Member of the Board of Trustees, Former Co-Chairman of the Presidential Search Committee, Member of the Executive, Financial Management and Governance Committee, Chairman of the Audit Committee, and Vice-Chairman of the Investment Committee of Hobart and William Smith Colleges.

Carla Schmitzberger. Mrs. Schmitzberger has a degree in Chemical Engineering from Cornell University (Ithaca, New York, United States, 1984). She has a People’s Strategic Management postgraduate course from the FDC/INSEAD (2001). Ms. Schmitzberger was Vice-President of the Sandals Division at Alpargatas SA, managing the company's global Havaianas business and Statutory Officer throughout her 13-year tenure, ended in December 2019. Previously, she worked at Citibank S/A for eight years in different roles: Vice-President of Marketing and Products (Credicard SA), Vice-President of Marketing (Citibank Consumer) and Head of Citibank Credit Cards Brazil. Also, at Citibank, she was also responsible for Marketing and Decision Management for Latin America for one year. She also worked in consumer goods for 11 years at Procter & Gamble in different countries (Germany, Canada and Brazil) in different product categories (Detergents, Hygiene and Cleaning Products, Cosmetics and Diapers), and at Johnson & Johnson in Brazil for over two and a half years. She joined Natura Cosméticos' Board of Directors in 2016 and is currently an independent member of the Board of Directors of Natura &Co Holding S.A., member of the Organization and People Committee and Strategy Committee of Natura &Co Holding S.A. Ms. Schmitzberger currently holds the position of an independent member of the board of directors at Arco Platform Limited (Ed Tech).

Georgia Melenikiotou. Mrs. Melenikiotou is the former Executive Vice President of Corporate Marketing at Estée Lauder Companies - ELC, responsible for Marketing Excellence capabilities for the entire portfolio of the 30+ brands of ELC, globally. She was reporting to the CEO and was a member to ELC’s leadership team. During her 11 years with ELC she led the “digital first” transformation of the company. Before joining Estée Lauder, Ms. Melenikiotou spent 27 years with Johnson & Johnson, where she held leadership positions in seven countries, including Global President of Beauty EMEA, President J&J France, and Global President for Strategy and New Growth. She was one of the architects of the J&J Beauty Global Business Unit and led the creation of the J&J consumer company in France. Ms. Melenikiotou serves as an External Independent Director at Inspire Medical (NYSE: INSP) and Pulmonx (NYSE: LUNG). Originally from Greece, Ms. Melenikiotou holds a master’s degree in mechanical engineering from National Polytechnic of Athens and an MBA from MIT Sloan. She attended MIT Sloan as a Fulbright Scholar and she is currently a board member of both MIT Sloan and One-t-World Fulbright.

Gilberto Mifano. Mr. Mifano has a degree in Business Administration from the Business Administration College of the Getúlio Vargas Foundation of São Paulo (FGV-SP), 1972. He is currently an independent member of the board of directors of TOTVS S/A—since 2017, of Pacaembu Construtora S/A—since 2018. In all three companies, he also coordinates the respective Audit Committees. Additionally, he is and an advisory director for Pragma Patrimônio Ltda—since 2009. From 1994 to 2008 he was CEO at BOVESPA—Bolsa de Valores of São Paulo and CBLC—Companhia Brasileira de Liquidação e Custódia and later, in 2008 and 2009, he was Chairman of The Board Of Directors of BM&FBOVESPA—Bolsa de Valores Mercadorias e Futuros S/A. He was also an independent director of Cielo S/A, from 2009 to 2021, SEB Educacional S/A, Isolux Infrastructure S/A, Baterias Moura S/A, Âmbar S/A and member of the Committee for Sustainability of Banco Santander Brasil S/A. On an international level, for approximately eight years, he was member and vice-president of the executive committees of WFE—World Federation of Exchanges and FIAB—Federación Latino Americana de Bolsas. Before 1994, he was an executive and officer in financial institutions in Brazil. At Natura Cosméticos, he is an independent member of the board of directors—since 2017, having worked as consultant of the Audit, Risk Management and Finance Committee of Natura S/A—from 2009 to 2016. Mifano is currently an independent member of the Board of Directors of Natura &Co and Executive Chairman of the Audit, Risk Management and Finance Committee. Currently, Mr. Mifano holds the following positions in other companies or organizations from the voluntary sector: (i) member of the Fiscal Council of the Arapyau Institute; (ii) member of the Fiscal Council of CIEB—Innovation Center for Education (Institute). In the past, he was (iii) member of the Fiscal Council of Natura Institute, (iv) chairman of the Board of Directors of IBGC—Brazilian Institute of Corporate Governance and (v) member of the Fiscal Council of Amigos da Poli (Institute), and (vi) member of the Advisory Board of RAPS - Political Action Network for Sustainability (Institute).

Bruno de Araújo Lima Rocha. Mr. Rocha co-founded Dynamo in Brazil in 1993. In 2005, he moved to London and was responsible for Dynamo's investment activity in international markets until the beginning of 2023. Before Dynamo, he was a partner at Banco Garantia, where he worked from 1983 to 1992. He obtained a bachelor’s degree in economics from PUC-RJ in 1982.

Maria Eduarda Mascarenhas Kertész. Ms. Kertész has 30 years of global experience in the health, wellness, and beauty space. She is President of U.S. Skin Health & Beauty at Johnson & Johnson Consumer Health, leading a portfolio of skin and haircare brands, including global brands like Neutrogena and Johnson’s. At Johnson & Johnson Consumer, Ms. Kertész served as President of U.S. Health, and, before moving to the United States, she spent her career with Johnson & Johnson Consumer Brazil and held different roles including Marketing Director for Brazil, Vice President of the Baby and Beauty Global Business Unit for Latin America, and then President, Johnson & Johnson Consumer Brazil. She is also founder of the WLI Chapter for Latin America, a member of the HOLA ERG, Johnson & Johnson Diversity and Inclusion North America Advisory Board, and served as a Board member of the American Chamber of Commerce in Brazil. She is also a founding member of the “Mulheres do Brasil” group. Ms. Kertész sits on the Executive Committee and Board of Directors at the Personal Care Products Council (PCPC) as well as Cosmetic Executive Women (CEW). She earned a B.S. degree in Business Administration from FGV in São Paulo and a Certificate of Special Studies in Administration and Management from the Harvard Extension School.

Executive Officers

Our board of executive officers serves as our executive management body. It is responsible for managing our daily activities and implementing the general policies and guidelines set by our board of directors.

Pursuant to our current by-laws, our board of executive officers must have a minimum of two officers and a maximum of nine officers. Our by-laws require that we have a chief financial officer, a legal and compliance officer, a chief executive officer for Latin America, a corporate governance officer, an investor relations officer and the remaining executive officers. Pursuant to Article 21 of our by-laws, our officers are elected by our board of directors for a term of three years and may be reelected or removed by the board of directors at any time. Our by-laws also authorize our officers to be appointed to more than one of the positions mentioned above, provided that at least two officers are elected. Every member of the board of officers shall be a resident of Brazil, and every member of the board of officers may or may not be a shareholder of the Company.

The following table sets forth certain information related to our current officers:

Name	Date of Birth	Date of Election	Position Held
Fábio Colletti Barbosa(1)	October 3, 1954	April 26, 2023	Chief Executive Officer
Guilherme Strano Castellan(2)	December 6, 1983	April 26, 2023	Chief Financial Officer and Investor Relations Officer
Itamar Gaino Filho	October 18, 1976	April 26, 2023	Legal and Compliance Officer
João Paulo Brotto Gonçalves Ferreira	December 9, 1967	April 26, 2023	Chief Executive Officer for Latin America
Moacir Salzstein	December 31, 1958	April 26, 2023	Corporate Governance Officer

(1)	Fábio Colletti Barbosa was appointed as Main Executive of the Group on June 15, 2022 and Chief Executive Officer on April 26, 2023, and stepped down from his position as member of the Board of Directors on that date.
(2)	Guilherme Strano Castellan was appointed on May 30, 2022 as Investor Relations Officer, replacing Viviane Behar de Castro and accumulating both positions, Chief Financial Officer and Investor Relations Officer.

The term of office of our executive officers will expire is three years, reelection being permitted.

The following is a summary of the business experience of our executive officers. Unless otherwise indicated, the business address of the executive officers is Avenida Alexandre Colares, No. 1188, Vila Jaguara, in the city and state of São Paulo, Brazil.

Fábio Colletti Barbosa. Mr. Barbosa is a board member of Itaú-Unibanco, CBMM (a Brazilian metalworking and mining company)), Ambev and member of the Investments Committee of Gávea Investimentos. Mr. Barbosa joined Natura Cosméticos’ Board of Directors in 2017 and is currently the Chief Executive Officer of the Group. Mr. Barbosa was president of Bank ABN Amro Real since 1996 and, in 2008, following the acquisition of Bank Real by Santander, he became president of Santander Brazil. From 2007 to 2011, he was also president of Febraban. Between 2011 and early 2015, he was president of Abril Mídia. Currently, he is also a board member of Empreender Endeavor Institute; member of the Board of the Public Leadership Center (CLP) and the UN Foundation, on the UN support. In 2011, he was recognized a Personality of the Year, by the Brazil-United States Chamber of Commerce, in New York. In 2012, he received the prize Campeões da Terra, granted by PNUMA (United Nations Environmental Program), due to his business vision. In 2017, he was recognized by the Worldfund for Education for bringing the topic of value to the forefront of the discussion. Mr. Barbosa has a degree in Business Administration by the Getúlio Vargas Foundation of São Paulo and holds an MBA from the Institute for Management Development (IMD), in Lausanne, in Switzerland. Mr. Barbosa currently holds the following positions in other companies or organizations from the third sector: (i) Member of The Board of Directors of Itaú Unibanco Holding S.A. (Financial Institution); (ii) Member of the Board of Directors of the Brazilian Metalworking and Mining Company—CBMM (Mining); (iii) Member of the board of directors of AMBEV S.A.; (iv) Member of the board of directors of UN Foundation (UN Foundation); (v)Member of the board of directors of Instituto Empreender Endeavor (Institute); (vi) Member of the Board of Directors of the Public Leadership Center—CLP (Institute); (vii) Member of the Board of Directors of L Locação, Logística and Serviços (Rental); (viii) member of the Advisory Board of Zerrenner Foundation (Foundation).

Guilherme Strano Castellan. Mr. Castellan is a Brazilian citizen and received a degree in Business Administration and Finance from Fundação Getúlio Vargas, in Sao Paulo. He currently serves as Chief Financial Officer and Investor Relations Officer for Natura &Co. Mr. Castellan started his career in the banking industry, holding jobs in different organizations such as Lehman Brothers, Barclays Capital and JPMorgan Chase, across different functions (M&A and Trading), and in different geographies. In 2013, Mr. Castellan joined Anheuser Busch – InBev, as a Director in the Global Treasury team in New York. After that, he held different roles within ABI organizations, including Treasury Director for Ambev (in Sao Paulo, Brazil) and M&A & Corporate Development Director for the Asia and Pacific Region (Shanghai, China). In 2017, Mr. Castellan was appointed as Chief Financial Officer for Budweiser Brewing Co. APAC Ltd., or BUD APAC (AB-Inbev’s arm in Asia), where he continued to serve until March 2021.

Itamar Gaino Filho. Mr. Gaino Filho holds a degree and a master’s degree in law from the Pontifícia Católica Universidade de São Paulo (PUC-SP) and completed a postgraduate program at CEU Law School, with experience in law, tax and compliance matters at multinational companies. He worked as a senior legal officer for PepsiCo and held management positions at General Motors, Monsanto and Coca-Cola Femsa before joining Natura &Co. He is currently Chief Legal and Compliance Officer of the Natura &Co Group.

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

Moacir Salzstein. Mr. Salzstein holds a degree in chemical engineering from the Polytechnic School of the University of São Paulo and a postgraduate degree in business administration and an MBA from FGV-SP. He serves as Corporate Governance Officer for Natura &Co Holding S.A, having previously served as Strategic Planning Officer for Natura Cosméticos. He previously worked for companies such as Monitor Group, Ultrapar Group, Dow/Union Carbide, Itaú, Jaakko Poyry and Promon Engenharia. Mr. Salzstein is an advisory director of Samplemed, a member of Grupo Samplemed.

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

Our fiscal council was convened at Natura &Co’s annual general meeting on April 26, 2023, for a one-year mandate ending at the annual general meeting at which the Company’s shareholders will vote on the financial statements for the year ended December 31, 2023. It is an independent body composed of three members elected by the shareholders, two of whom were nominated by Natura &Co’s controlling group and the third by minority shareholders.

The following table sets forth certain information related to our current fiscal council:

Name	Date of Birth	Date of Election	Position Held
Eduardo Rogatto Luque	July 6, 1969	April 26, 2023	Member of the Fiscal Council
Carlos Elder Maciel de Aquino	April 9, 1961	April 26, 2023	Member of the Fiscal Council
Cynthia May Hobbs Pinho	August 17, 1964	April 26, 2023	Member of the Fiscal Council

The term of office for the members of our Fiscal Council will expire on the date of the annual general meeting at which the Company’s shareholders will vote on the financial statements for the year ended December 31, 2023.

The following is a summary of the business experience of the members of our Fiscal Council.

Eduardo Rogatto Luque. Mr. Rogatto Luque is a member of the Executive Committee of Grupo Irko since 2017; chairman of the Fiscal Council of Qualicorp S.A., Fundação Antonio e Helena Zerrenner (FAHZ);  member of the Fiscal Council of Itaúsa S.A. e Ambev S.A.; member of the Board of Directors and chairman of the Audit Committee of Cantu Store S.A.; member of the Audit Committee of Porto Seguro S.A.; vice-president of ABRAPSA (Brazilian Association of Administrative Service Providers); member of IBRACON (Independent Audit Institute of Brazil), of the American Institute of “Certified Public Accountants” (AICPA), of the IBGC (Brazilian Institute of Corporate Governance), and of the federal and regional accounting councils (CRC and CFC); PwC partner from 2004 to 2016 (total career of 27 years; with a 3-year exchange in the US) with extensive experience in serving large business groups, including Initial Public Offerings of Shares - IPO processes to CVM and SEC. Mr. Luque holds a bachelor degree in accounting from Pontifícia Universidade Católica de São Paulo, with an MBA in Controllership from the University of São Paulo (USP) and with the APG Senior Program from Amana-Key (SP) focused on leaders in management positions, he is a Brazilian Public Accountant registered at CVM and Qualified Auditor with the National Certificate of Independent Auditors (CNAI) from CVM, as well as Certified Public Accountant (CPA) by the State of California, USA, and specialist in corporate governance and application of IFRS and USGAAP accounting standards.

Carlos Elder Maciel de Aquino. Mr. Maciel de Aquino holds a bachelor’s degree in accounting from the Federal University of Pernambuco (UFPE), a master’s degree in Accounting and Actuarial Sciences from the Pontifícia Universidade Católica de São Paulo (PUC-SP) and is a PhD candidate in Controllership and Accounting from the University of São Paulo (USP). He holds an MBA in Finance from IBMEC-SP and an MBA in Controllership Finance from the University of São Paulo (USP-SP), as well as a specialization in Engineering Economics from the Universidade Católica de Pernambuco (UNICAP-PE). He was an executive at companies such as Unibanco, Itaú Unibanco, KPMG, Diagnósticos da América S.A. He is a visiting professor at the Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (Fipecafi) e FIA-USP. He is also author and co-author of articles published in national and international books and journals on finance, accounting, governance, regulatory aspects and auditing. He has more than 40 years of professional experience, having held executive positions in the financial, auditing, health, private pension and third sector. In addition he was a member of the board of directors, fiscal council and audit committees, management of risks, internal controls, ethics and conduct, prevention of money laundering and transactions with related parties. He is currently a member of the board of directors and president of the audit committee of Locaweb S.A., and president of the audit committees of Allied Tecnologia S/A, Lojas Quero-Quero S/A, Nibs Participações S/A (Copenhagen) and Fortbras S/A. He is a member of the audit committee of Tokio Marine Seguradora S/A and Tigre S/A Participações and a member of the ethics and conduct committee of Nibs Participações (Copenhagen). He is a member of the fiscal council at Folha Participações S.A. He is certified as a board member by the Brazilian Institute of Corporate Governance (IBGC).

Cynthia May Hobbs Pinho. Mrs. Hobbs is an executive with 30 years of experience in the Financial Management area with a strategic view and business experience developed in companies from different segments. Held C-Level positions in publicly traded and family-owned companies. She was part of the Board of Officers of Ultrapar, Sagatiba, Dasa, Schneider Eletric, CPFL, Fundacao Renova and GetNinjas. She has experience in a highly complex environment with multi-stakeholders Governance and interactions with different civil society entities. She joined socio-environmental reparation projects focused on sustainability with an agenda of social transformation and institutional development (ESG Agenda). She is a board member and fiscal council member certified by the IBGC. Currently, she is a board member and chairwoman of the Audit Committee of Supermercados Lopes, board member of GetNinjas, member of the fiscal council of Natura &Co Holding Instituto Natura. She is also a member of the Future Boards Committee of IBGC, Executive Director of IBEF SP and member of the Fiscal Council of Instituto da Criança – Itaci (Pro bono).

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

The variable component of compensation represents a greater portion of compensation for senior executives compared to the other employees. Besides well-defined payout limits, all variable compensation is linked to effectively meeting performance goals, i.e., exceeding the minimum expectations of growth established annually by management. Variable compensation includes long-term cash awards granted under certain legacy plans. All such awards vested in 2022 and no further awards will be granted under such plans.

The aggregate amount of compensation paid by Natura &Co Holding to the members of its board of directors and its executive officers for the years ended December 31, 2022, 2021 and 2020 are as follows:

	Board of Directors	Board of Executive Officers (1)	Total
	(in thousands of R$)
2020	77,943.8	28,318.5	106,262.3
2021	83,727.6	35,919.4	119,646.9
2022(2)	166,395.7	44,703.8	211,099.5

(1)	Includes an executive remunerated by Natura Cosméticos.
(2)	Includes severance payments to certain departed executive officers.

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

As a result of the Transaction, all of the Natura &Co equity plans, award programs and awards were converted to mirror plans, programs and awards adopted and approved at the Natura &Co Holding level. In addition, in line with the Merger Agreement, on the effective time of the Transaction, each outstanding Avon option and share appreciation right was canceled and settled for its spread value, if any, and each outstanding Avon restricted stock unit and performance restricted stock unit prior to such effective time was converted into substantially equivalent awards in Natura &Co Holding with any applicable performance goals measured where possible, but otherwise deemed to be attained at target level. As of the date of this annual report, we have two equity incentive plans pursuant to which further awards may be granted: the Co-Investment Program, or CIP, and the Long-Term Incentive Program, or LTIP. All equity compensation programs must be approved by our shareholders before coming into effect.

Outstanding Equity Incentive Awards

As of December 31, 2022 and 2021, the members of our Board of Directors and Board of Executive Officers had equity incentive awards outstanding pursuant to the programs described below.

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

Long-Term Incentive Program, or LTIP

The LTIP establishes the general conditions of granting of performance shares or Options to participants selected by the board of directors as provided under the LTIP. The performance shares will only become vested and Options will only become exercisable to the extent the participant remains continuously engaged by Natura &Co Holding or by companies under the direct or indirect control of Natura &Co Holding as an employee, subject to any stipulations regarding the participant’s termination and certain special situations (such as a change of control or other extraordinary event) in accordance with the LTIP during the period between the grant date and three years after the grant date. If the grant becomes subject to performance or other conditions, the board of directors will determine whether the applicable performance conditions were satisfied. If the grant is an Option, unless otherwise determined by the board of directors, the term for the exercise of the Option shall be 30 days after it becomes exercisable. The exercise period for the Option may not be extended beyond 10 years from the grant date.

Co-Investment Program, or CIP

The CIP which aims to connect short-term incentives (such as annual bonuses or profit-sharing results) with long-term incentives by providing for the granting of restricted shares or options conditioned upon investment by the participant of part of his or her annual bonus and/or profit-sharing results. A grant under the CIP will only become vested to the extent that the participant remains continuously engaged by Natura &Co Holding or by companies under the direct or indirect control of Natura &Co Holding as an employee, subject to any stipulations regarding the participant’s termination and certain special situations (such as a change of control or other extraordinary event) in accordance with the CIP. Each grant will be divided into three tranches (each a “Tranche”). The first and second Tranches shall each correspond to one-third of the total number of shares granted, whereas the third Tranche shall correspond to the balance of shares under such grant. The Tranches will vest according to the following schedule: the first Tranche will vest on the first anniversary following the grant date, the second Tranche will vest on the second anniversary of the grant date, and the third Tranche will vest on the third anniversary following the grant date. If the grant is in the form of an Option, unless otherwise determined by the board of directors, the term for the exercise of the Option shall be 30 days after it becomes exercisable. The exercise period for the Option may not be extended beyond 10 years from the grant date.

Retirement Benefits

Our directors and executive officers participate in a defined contribution incentive savings pension plan maintained by the Company (the “Natura Retirement Plan”). The Company matches 60% of the executive’s contribution up to a certain limit. This is the same plan that is offered to all employees of Natura Cosméticos in Brazil.

For the fiscal years ended December 31, 2022, 2021 and 2020, a total amount of R$0.064 million, R$0.052 million and R$0.055 million, respectively, had been set aside or accrued to provide benefits under the Natura Retirement Plan for members of Natura Cosméticos S.A.’s board of directors and our executive officers.

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
  Mr. Antonio Luiz da Cunha Seabra, Mr. Guilherme Peirão Leal and Mr. Pedro Luiz Barreiros Passos are indirect controlling shareholders of Bresco IX Empreendimentos Imobiliários Ltda. who has provided services to Natura Cosméticos starting on January 2021.

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

The following table sets forth certain information related to the current members of our audit, risk management and finance committee:

Name*	Date of Birth	Date of Election	Position Held
Gilberto Mifano	November 11, 1949	June 15, 2022	Chairman
Andrew G. McMaster Jr.	November 4, 1952	June 15, 2022	Member
Luiz Carlos Passetti	October 7, 1958	June 15, 2022	Member

*All the members of our audit, risk management and finance committee are independent as defined in the Novo Mercado rules.

The audit, risk management and finance committee currently has three members elected by the board of directors for a term of office of one year, until June 14, 2023, in accordance with Item 3.4 of the Internal Regulations of our audit, risk management and finance committee.

We present below a brief biographical description of each member of our audit, risk management and finance committee.

Gilberto Mifano. See “—Board of Directors.”

Andrew G. McMaster Jr. See “—Board of Directors.”

Luiz Carlos Passetti. Mr. Passetti is an accountant with a bachelor’s degree from the Economic Sciences College of São Paulo, in addition, he took courses at the Getúlio Vargas Foundation, Harvard and a board member course at the IBGC - Brazilian Institute for Corporate Governance. He has over 35 years of experience in audit and consultancy at EY, with the last 25 years as a partner. Throughout his career, he has dedicated himself to large Brazilian and international companies listed both at the CVM and at SEC. He was the chairman of the Governance Board of EY South America and a member of the Board of EY Americas and Global. Mr. Passetti is also a member of the Audit, Finance and Risk Committee of Marilan S.A. and the Audit and Risk Committee of the IBGC—Brazilian Institute for Corporate Governance (pro bono), member of the Fiscal Council of RAPS - Political Action Network for Sustainability (pro bono) as well as an external and independent member of São Salvador Alimentos S.A. Audit and Risks Committee and external and independent member of Unifique Telecomunicações S.A. Board of Directors and independent member of the Audit Committee of Agrogalaxy.

Organization and People Committee

Our organization and people committee was created on January 30, 2020 by our board of directors. This committee is composed of at least three and no more than six members, all of whom must be members of the board of directors and one of whom shall chair the committee. The organization and people committee currently has three members that were elected by the board of directors on June 15, 2022 for a one-year term.

The organization and people committee is responsible for assisting the board of directors in making decisions regarding strategies, policies and rules related to human resources, corporate development and management systems and ensuring compliance therewith in relation to people planning and development, compensation and benefits of our management.

The following table sets forth certain information related to the current members of our organization and people committee:

Name	Date of Birth	Date of Election	Position Held
Fábio Colletti Barbosa	October 3, 1954	June 15, 2022	Chairman
Carla Schmitzberger	June 21, 1962	June 15, 2022	Member
Nancy Killefer	November 16, 1953	June 15, 2022	Member

The term of service for members of the organization and people committee will expire on June 14, 2023.

We present below a brief biographical description of each member of our organization and people committee.

Fábio Colletti Barbosa. See “—Board of Directors.”

Carla Schmitzberger. See “—Board of Directors.”

Nancy Killefer. Mrs. Killefer was a Senior Partner at McKinsey & Company, an international management consulting firm, until her retirement in August 2013. Mrs. Killefer started at McKinsey in 1979 and held a series of leadership positions, including as a member of the company’s governance board. Mrs. Killefer also led the people functions including recruiting and several of the personnel evaluation and compensation committees. From 2000 to 2007 she managed McKinsey’s Washington, D.C. office. From 1997 to 2000, Mrs. Killefer was Assistant Secretary for Management, Chief Financial Officer and Chief Operating Officer of the U.S. Treasury Department. In 2000, she returned to McKinsey to create and lead the Public Sector practice. She also served as a member of the Oversight Board of the U.S. Internal Revenue Service, from 2000 to 2005, and as chairwoman of the same body from 2002 to 2004. She was also chairwoman and a board member of CSRA until 2018, a board member of Taubman & Company board until 2020 and a board member of the Advisory Board until 2017, and a member of the board of directors of CSC. Ms. Killefer was a member of the board of directors of Avon from 2013 to 2020, and was chairwoman of the Nominating and Corporate Governance Committee and a member of the Compensation Committee. In 2020, she was appointed by Natura &Co to occupy the position of independent member of the Group’s board of directors. Ms. Killefer currently holds the following positions with other companies or organizations from the voluntary sector: (i) independent member of the board of directors and member of the Compensation and Management Development Committee and Nominating and Corporate Governance Committee of Cardinal Health, Inc.; (ii) independent member of the board of directors and Chair of the Privacy Committee and member of the Audit Committee of Meta Platforms, Inc.; (iii) independent Member of the Board of Directors, member of the Nominating and Governance Committee and chairwoman of Compensation Committee of Certara, Inc; and (iv) director emeritus at The Partnership for Public Service, or the PPS.

Strategy Committee

Our strategy committee was established on January 30, 2020 by the board of directors. This committee is composed of at least three and no more than six members, all of whom must be members of the board of directors and one of whom shall chair the committee. The strategy committee currently has four members that were elected by the board of directors on June 15, 2022 for a one-year term.

The strategy committee is responsible for, among other things, helping to oversee and guide our corporate strategy, observing the strategic guidelines approved by the board of directors, promoting the Company’s concepts, values and beliefs and supporting its continuity.

The following table sets forth certain information related to the current members of our strategy committee:

Name	Date of Birth	Date of Election	Position Held
Fábio Colletti Barbosa	October 3, 1954	June 15, 2022	Chairman
Carla Schmitzberger	June 21, 1962	June 15, 2022	Member
Georgia Melenikiotou	July 6, 1959	June 15, 2022	Member
Ian Martin Bickley	October 2, 1963	June 15, 2022	Member

The term of service for members of the strategy committee will expire on June 14, 2023.

We present below a brief biographical description of each member of our strategy committee.

Fábio Colletti Barbosa. See “—Executive Officers.”

Carla Schmitzberger. See “—Board of Directors.”

Georgia Melenikiotou. See “—Board of Directors.”

Ian Martin Bickley. Mr. Bickley served as an executive officer of Tapestry, Inc., or “Tapestry,” a NYSE-listed modern luxury lifestyle and accessory brands company including Coach, Kate Spade, and Stuart Weitzman until December 2018. Mr. Bickley held a number of executive roles at Tapestry (formerly Coach, Inc.) between 1993 and 2018. From July 2017 to December 2018, Mr. Bickley served as President, Global Business Development and Strategic Alliances for Tapestry. Prior to his last role with Tapestry, he served as President, International Group for Coach from August 2013 to July 2017, President, Coach International from February 2006 to August 2013, President and Chief Executive Officer of Coach Japan from August 2001 to February 2006, Vice President, Coach Japan from 1997 to 2001 and other successively senior positions since joining in 1993. Mr. Bickley joined the board of directors of Crocs, Inc. (CROX/NASDAQ) in 2015 and served on the Compensation Committee from 2015 until 2019. He currently serves on the Audit Committee (since 2019) and China Acceleration Committee as Committee Chairman (since 2019). Mr. Bickley joined the board of directors of Natura Cosméticos in 2019 and is currently an independent member of the board of directors of Natura &Co Holding S.A., and serves on the strategy committee. Mr. Bickley also serves as a board member of Brilliant Earth Group, Inc. and a strategic adviser at MycoWorks.

Corporate Governance Committee

The corporate governance committee was established on January 30, 2020 by our board of directors, and is responsible for overseeing the operations of our entire corporate governance system, following the evolution of best Brazilian and international corporate governance practices and proposing adjustments and improvements to our corporate governance system whenever it deems necessary. The committee also ensures compliance with the corporate governance guidelines approved by the board of directors.

The corporate governance committee is composed of at least three, but no more than five, members, one of whom shall chair the committee. The committee must include at least one of the co-chairmen of the board of directors, the executive chairman of the board of directors and one other director appointed by the board of directors.

The corporate governance committee currently has five members that were elected by the board of directors on June 15, 2022 for a one-year term.

The following table sets forth certain information related to the current members of our corporate governance committee:

Name	Date of Birth	Date of Election	Position Held
Guilherme Peirão Leal	February 22, 1950	June 15, 2022	Chairman
Antônio Luiz da Cunha Seabra	March 23, 1942	June 15, 2022	Member
Pedro Luiz Barreiros Passos	June 29, 1951	June 15, 2022	Member
Fábio Colletti Barbosa	October 3, 1954	June 15, 2022	Member

The terms of the members of the corporate governance committee will expire on June 14, 2023.

We present below a brief biographical description of each member of our corporate governance committee.

Guilherme Peirão Leal. See “—Board of Directors.”

Antônio Luiz da Cunha Seabra. See “—Board of Directors.”

Pedro Luiz Barreiros Passos. See “—Board of Directors.”

Fábio Colletti Barbosa. See “—Executive Officers.”

D.   Employees

Employees and Labor Unions

Natura &Co

As of December 31, 2022, Natura &Co had 32,398 employees. The following table shows Natura &Co’s number of employees as of the dates indicated:

	As of December 31,
	2022	2021(1)	2020
Segment:
Natura &Co LATAM	16,681	16,718	6,796
Avon International	5,989	7,208	19,151
The Body Shop	5,789	8,219	7,802
Aesop	3,852	3,107	2,474
Natura &Co Group	87	140	106
Total	32,398	35,392	36,329

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

Natura &Co LATAM

As of December 31, 2022, we had 16,681 employees working in our Natura operations. The following table shows the number of employees by geographic location for the periods indicated:

	As of December 31,
	2022	2021(1)	2020
Location:
Argentina	2,218	2,145	755
Brazil	8,628	8,791	5,064
Chile	583	460	227
Colombia	1,173	1,108	378
Dominican Republic	121	119	—
El Salvador	67	75	—
Ecuador	257	229	—
France	12	13	12
Guatemala	417	402	—
Honduras	65	71	—
Mexico	2,542	2,771	138
Nicaragua	68	70	—
Panama	50	51	—
Peru	456	383	212
Uruguay	27	29	—
United States	—	1	10
Total	16,681	16,718	6,796

(1)  The information presented for the year ended December 31, 2021 reflects employee allocation after our acquisition of Avon, pursuant to which employees in Latin America operations of Avon and The Body Shop became Natura &Co LATAM employees.

Avon International

As of December 31, 2022, we had 5,989 employees in our Avon International operations, including office employees. The following table shows the number of Avon International employees by geographic location for the periods indicated:

	As of December 31,
	2022	2021(1)	2020
Location:
Europe	4,470	5,319	6,160
Americas(2)	201	217	11,000
Asia	706	968	1,088
Africa	612	704	903
Total	5,989	7,208	19,151

(1)  The information presented for the year ended December 31, 2021 reflects employee allocation after our acquisition of Avon, pursuant to which employees in Latin America operations of Avon and The Body Shop became Natura &Co LATAM employees.

(2)   Includes Brazil.

The Body Shop

As of December 31, 2022, we had 5,789 employees in our The Body Shop operations, including office employees and retail employees. The following table shows the number of The Body Shop employees by geographic location for the periods indicated:

	As of December 31,
	2022	2021(1)	2020
Location:
Australia	465	1,130	1,039
Austria	61	71	74
Belgium	43	70	65
Brazil	—	n.a.	118
Canada	716	849	762
Chile	—	—	71
Denmark	10	108	97
France	84	334	336
Germany	256	419	341
Hong Kong	199	228	209
Ireland	114	59	42
Japan	43	529	375
Luxembourg	272	5	6
Macau	5	15	13
Mexico	13	—	19
Netherlands	—	123	135
Portugal	71	136	115
Singapore	250	235	256
Spain	63	261	227
Sweden	172	256	216
United Kingdom	251	2,788	2553
United States	148	603	733
Total	5,789	8,219	7,802

n.a. = not available.

(1)  The information presented for the year ended December 31, 2021 reflects employee allocation after our acquisition of Avon, pursuant to which employees in Latin America operations of Avon and The Body Shop became Natura &Co LATAM employees.

Aesop

As of December 31, 2022, we had 3,852 employees in our Aesop operations, including office employees and retail employees. The following table shows the number of Aesop employees by geographic location for the periods indicated:

	As of December 31,
	2022	2021	2020
Location:
Oceania	897	767	642
Europe	930	730	570
Americas(1)	606	502	399
Asia	1,419	1,108	863
Total	3,852	3,107	2,474

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

E.Share Ownership

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
  Mr. Pedro Luiz Barreiros Passos, Co-Chairman of the Board of Directors, is a direct and indirect controller, through Passos Participações S.A., a Brazilian corporation, and Fundo de Investimento de Ações Veredas – Investimento no Exterior, an investment fund which forms the “Passos Control Block” with Mr. Pedro Luiz Barreiros Passos, Mr. Guilherme Ruggiero Passos and Ms. Patrícia Ruggiero Passos. Mr. Pedro Luiz Barreiros, Mr. Guilherme Ruggiero Passos, Ms. Patrícia Ruggiero Passos and the abovementioned entities are signatories of the Shareholders’ Agreement.

The table below sets forth the beneficial ownership of our board of directors, board of executive officers and controlling shareholders in Natura &Co Holding’s share capital as of December 31, 2022:

	Shares Held	Shares underlying equity incentive awards outstanding(1)
Controlling Shareholders	533,171,569	97,395
Other Directors	470,410	1,191,181
Other Executive Officers	619,812	5,086,453
Total	534,261,791	6,375,029

(1)	These figures follow the normal compensation and benefits reporting, pursuant to which the definition of “outstanding” is unvested, exclusive of options that have vested but are unexercised. The estimated number of vested but unexercised options is 5.7 million, with a weighted average exercise price of R$13.55. These figures were provided by Natura &Co’s registrar bank on December 31, 2022. The vested but unexercised options will expire within five years.

See also “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ Agreements and Other Arrangements of Natura &Co Holding” for additional information on the shareholders’ agreement relating to Natura &Co Holding.

F.   Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.  Major Shareholders and Related Party Transactions
A.Major Shareholders

As of December 31, 2022, our issued capital stock including treasury shares was R$12,697,194,064.43 fully issued and paid in, comprising 1,383,152,570 common shares, nominative and without nominal value (including 9,913,855 treasury shares). We subsequently issued new shares pursuant to our long-term incentive plans as authorized by our board of directors and, as a result, our issued capital stock including treasury shares as of March 31, 2023 was R$12,697,248,174.75 fully issued and paid in, comprising 1,383,158,066 common shares, nominative and without nominal value (including 9,913,855 treasury shares).

The following table sets forth, as of March 31, 2023, except where otherwise noted, certain information with respect to the number of common shares beneficially owned (as defined by the SEC’s rules and regulations) by (1) each of our executive officers, (2) each member of our board of directors, (3) all current executive officers and directors as a group and (4) each person known to us to own beneficially more than 5% of our outstanding common shares.

Shareholders	Total Number of Common Shares	Percentage
Antonio Luiz da Cunha Seabra	199,154,443	14.399%
Fabio Dalla Colletta de Mattos	4,367,930	0.316%
Fabricius Pinotti	6,324,444	0.457%
Felipe Pedroso Leal	45,349,492	3.279%
Fundo de Investimento de Ações Veredas Investimento no Exterior(1)	22,516,378	1.628%
Guilherme Peirão Leal	99,345,537	7.183%
Gustavo Dalla Colletta de Mattos	4,367,930	0.316%
Kairós Fundo de Investimento em Ações – Investimento no Exterior(2)	5,236,954	0.379%
Lucia Helena Rios Seabra	96	0.000%
Maria Heli Dalla Colleta de Mattos	24,305,810	1.757%
Norma Regina Pinotti	37,942,838	2.743%
Passos Participações S.A.(3)	50,670	0.004%
Pedro Luiz Barreiros Passos	2,625,923	0.190%
Ricardo Pedroso Leal	45,349,492	3.279%
Guilherme Ruggiero Passos	11,804,241	0.853%
Patrícia Ruggiero Passos	11,804,241	0.853%
RM Futura Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior (4)	1,303,309	0.094%
Sirius III Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior(5)	4,997,397	0.361%
Vinicius Pinotti	6,324,444	0.457%
Subtotal	533,171,569	38.547%
Other Directors	542,287	0.039%
Other Executive Officers	619,812	0.045%
All Directors and Management	1,162,299	0.085%
Others	838,910,343	60.652%
Treasury shares	9,913,855	0.717%
Total	1,383,158,066	100.00%

(1)	Fundo de Investimento de Ações Veredas Investimento no Exterior is controlled by Pedro Luiz Barreiros Passos.
(2)	Kairós Fundo de Investimento em Ações – Investimento no Exterior is controlled by Antonio Luiz da Cunha Seabra.
(3)	Passos Participações S.A. is controlled by Pedro Passos, a member of our board of directors. The shareholding above represents the sum of the equity held by the individual person and the legal entity.
(4)	RM Futura Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior is controlled by Maria Heli Dalla Costa Mattos.
(5)	Sirius III Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior is controlled by Guilherme Peirão Leal.

As of March 31, 2023, there were a total of 3,535 registered holders of ADSs and 38,784,765 ADSs outstanding, representing 77,569,530 common shares or 5.61% of outstanding common shares. Since some of these ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial holders. Our major shareholders do not have different voting rights.

Shareholders’ Agreements and Other Arrangements of Natura &Co Holding

Passos Participações S.A., Antonio Luiz da Cunha Seabra, Guilherme Peirão Leal, Pedro Luiz Barreiros Passos, Fundo de Investimento de Ações Veredas – Investimento no Exterior, Felipe Pedroso Leal, Ricardo Pedroso Leal, Norma Regina Pinotti, Vinicius Pinotti, Fabricius Pinotti, Maria Heli Dalla Colletta de Mattos, Gustavo Dalla Colletta de Mattos, Fabio Dalla Colletta de Mattos, Lucia Helena Rios Seabra and Natura &Co Holding, as an intervening party, are parties to the Shareholders’ Agreement, which was entered into on September 4, 2019. In addition, the following investment vehicles and individuals have acceded to the Shareholders’ Agreement after its execution: (i) Kairós Fundo de Investimento em Ações – Investimento no Exterior, which is indirectly controlled by Mr. Antonio Luiz da Cunha Seabra; (ii) Sirius III Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior, which is directly controlled by Mr. Guilherme Peirão Leal; (iii) RM Futura Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior, which is directly controlled by Mrs. Maria Heli Dalla Colletta de Mattos; (iv) Guilherme Ruggiero Passos; and (v) Patrícia Ruggiero Passos.

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

The Shareholders’ Agreement establishes rules for the election of directors, including that its signatories must always elect the highest possible number of directors and that, 20% or two, whichever is greater, at least, of the members of the board of directors must be independent directors, elected for a unified term, with the possibility of reelection.

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

B.Related Party Transactions

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

C.Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information
A.Consolidated Statements and Other Financial Information

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

As of December 31, 2022, we were party to proceedings for which provisions in the total amount of R$1,337.3 million have been recorded. As of December 31, 2021, we have recorded provision for tax, civil and labor risk related to the business combination with Avon’s in the amount of R$1,318.4 million. During the year ended December 31, 2022, certain tax risk provisions relating to the year ended December 31, 2021, were reclassified for better alignment and reporting across the group, as disclosed in note 2 to our audited consolidated financial statements included elsewhere in this annual report.

A description of the principal proceedings in which we are involved in for each category (civil, labor and tax) is set out below. For additional details regarding the legal proceedings in which we are involved, please see note 22 to our audited consolidated financial statements included elsewhere in this annual report.

Civil Claims

As of December 31, 2022, we were party to civil claims of an administrative or judicial nature for which we had recorded provisions in the total amount of R$557.7 million. Our provisions are reviewed periodically based on the evolution of the lawsuits and the loss of civil claims to reflect the best current estimate.

The majority of these lawsuits involve claims of undue inclusion of the names of both Natura consultants and third parties in the database of the Brazilian credit protection service as debtors due to the fraudulent registration practices.

Avon has been named a defendant in numerous personal injury lawsuits filed in U.S. courts, alleging that certain talc products Avon sold in the past were contaminated with asbestos. Many of these actions involve a number of co-defendants, including manufacturers of cosmetics and manufacturers of other products that, unlike Avon’s products, were designed to contain asbestos. As of December 31, 2022, there were 227 individual active claims pending against Avon. During the year ended on December 31, 2022, 128 new cases were filed and 52 cases were dismissed, settled or otherwise resolved.

In December 2022, one case, captioned Chapman, et al. v. Avon Products, Inc., et al. resulted in an adverse jury verdict after a trial, with the jury awarding plaintiffs a total of U.S.$36.0 million in compensatory damages and U.S.$10.3 million in punitive damages against Avon. Avon believes there are strong grounds for seeking to overturn the verdict in this case and in January 2023, began the process of appealing the verdict by seeking relief from the trial court.

On March 1, 2023, following post-trial arguments, the trial court issued a conditional order reducing the compensatory damages award against Avon to U.S.$29.3 million. The plaintiffs have challenged the reduction of the award as to Avon and have asserted that the reduction should only apply to Avon’s co-defendant. The trial court has ruled on this issue in the plaintiffs’ favor and, once judgment is entered, the case will proceed on appeal.

Avon believes that the claims asserted against the company in all of these cases are without merit and is defending vigorously against these claims and will continue to do so. Additional similar cases arising out of the use of Avon’s talc products are reasonably anticipated. Given the inherent uncertainties of litigation, we cannot predict the outcome of all individual cases pending against Avon, and we are only able to make a specific estimate for a small number of individual cases that have advanced to the later stages of legal proceedings. This estimated liability for claims and associated legal costs incurred to date includes an amount for the Chapman case described above, taking into consideration the strong grounds for appeal and seeking to overturning the verdict as noted above, should Avon ultimately lose the case, additional amounts representing a significant portion of the original awarded damages could be incurred. For the remaining cases, we provide an estimate of exposure on an aggregated and ongoing basis, which takes into account the historical outcomes of all cases we have resolved to date. However, any adverse outcomes, either in an individual case or in the aggregate, could be material. Future costs to litigate these cases, which Avon expenses as incurred, are not known but may be significant.

Labor Claims

We are also parties to a number of labor claims filed by former employees, third parties and autonomous workers relating, among other things, to severance pay, occupational diseases, additional wages, overtime and amounts due to subsidiary liability and the recognition of the employment relationship.

As of December 31, 2022, we were parties to several labor proceedings for which provisions amounting to R$186.1 million were recorded.

Tax Proceedings

As of December 31, 2022, we were party to tax claims of an administrative or judicial nature with a probable risk of loss involving a total amount of R$187.1 million for which we have recorded provisions in the same amount, and in proceedings with a possible risk of loss involving an aggregate amount of R$8,480.6 million. In addition, we are party to tax proceedings with a remote risk of loss.

The following is a description of the principal proceedings with a possible risk of loss to which we are a party:

  Tax infraction notices in connection with CIT and Social Tax on Net Profit (CSLL) questioning the deductibility of goodwill amortization for tax purposes, resulting from the incorporation of the shares of Natura Empreendimentos by Natura Participações S.A. and subsequent merger of both companies by Natura Cosméticos. Natura Cosméticos is challenging in court the legality of the decisions that rejected the motions of clarification as a preliminary matter to discuss crucial points of the appellate decisions that, by a majority of votes, denied its special appeals, upholding the tax liability. Of the total amount under discussion on December 31, 2022, R$1,509.9 million is classified as possible and R$522.5 million is classified as a remote risk of loss.
  Natura Cosméticos, Avon Cosméticos and Natura Indústria, the latter in the situations where it operates exclusively as a distributor, are legally challenging the condition brought by Decree No. 8,393/2015, which, for purposes of the IPI, sees interdependent wholesale establishments that sell products taxed over 15% as a manufacturing company. Of the amount under discussion as of December 31, 2022, R$2,219.0 million is classified as a possible risk of loss.
  Administrative and judicial proceedings challenging the legality of changes in Brazilian federal and state laws regarding the collection of ICMS and ICMS under tax substitution (ICMS ST). As of December 31, 2022, the total amount under discussion is R$1,374.9 million and the risk of loss is classified as possible.
  Tax infraction notice issued by the São Paulo State Finance Department against a branch of Natura Indústria, requiring ICMS under tax substitution (ST), which had been fully paid by Natura Cosméticos, i.e., the distributor establishment. We are currently awaiting the administrative-level decisions. Of the total amount under discussion as of December 31, 2022, R$633.4 million is classified as possible and R$214.8 million is classified as a remote risk of loss.
  Tax infraction notices issued by the Brazilian Federal Revenue claiming IPI (Tax on Manufactured Products) arising from the tax classification to certain products. We are currently awaiting the administrative-level decisions. Of the total amount under discussion as of December 31, 2022, R$719.9 million is classified as a possible risk of loss.
157

Tax Amnesty Programs

During the first and third quarters of 2022, we began participating in tax amnesty programs offered by the states of Ceará, Paraná and Amazonas, whereby unresolved tax judicial proceedings (and their related exposure to tax provisions) are terminated in exchange for payment, at a discount, of the underlying amount of taxes the state sought to collect. As a result, contingent liabilities recognized in the context of the business combination with Avon were extinguished in the states of Ceará, Paraná and Amazonas. An excess provision of R$87.0 million in relation to the amounts due was reversed and partially offset by other contingent liabilities associated with these amnesty programs in the amount of R$20.5 million.

On July 5, 2022, the Brazilian Congress overrode veto No. 58 of Brazil’s President and, as a result, Bill No. 2,110/19 was converted into Law No. 14,395/2022, which establishes that legal concept of “plaza” would correspond to “municipality” for purposes of defining the minimum taxable amount for calculating the Tax on Manufactured Products, or “IPI.” As a result and on the advice of counsel, we have reclassified, from possible to remote, the risk of loss in the amount of R$2,472.6 million (R$2,009.6 million as of December 31, 2021), relating to certain tax assessments by the Brazilian Federal Revenue Service with respect to Natura Industrial and Avon Industrial Ltda. seeking to collect IPI tax on our sales operations to interdependent wholesale establishments, based on the alleged failure to apply the minimum calculation basis required by law.

Judicial Deposits

Pursuant to court orders concerning certain tax, civil and labor lawsuits, our judicial deposits amounted to R$457.6 million as of December 31, 2022.

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

B.Significant Changes

None.

Item 9.  The Offer and Listing
A.Offering and Listing Details

The Natura &Co Holding Shares trade on the B3 under the symbol “NTCO3.” ADRs representing the Natura &Co Holding Shares trade on the NYSE under the symbol “NTCO.” As of December 31, 2022, we had approximately 78,813 shareholders of record on the B3.

B.Plan of Distribution

Not applicable.

C.Markets

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
161

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

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

Item 10.  Additional Information
A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

The following is a summary of certain significant provisions of the Natura &Co Holding By-Laws (estatuto social), as amended, and certain laws of Brazil. This description does not purport to be complete and is qualified by reference to the complete text of the Natura &Co Holding By-Laws, attached as Exhibit 1.1 to this annual report in its entirety, and the applicable laws of Brazil. This summary should not be considered as legal advice regarding these matters. You are urged to carefully review the Natura &Co Holding By-Laws in their entirety as they, and not this description, will control your rights as a holder of Natura &Co Holding Shares. In this section, unless otherwise stated, references to “we,” “us,” “our,” or “the Company” refer to Natura &Co Holding. The Natura &Co Holding By-Laws were amended and restated at our shareholders’ annual meeting held on April 26, 2023.

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

Capital Stock

As of December 31, 2022, our issued capital stock including treasury shares was R$12,697,194,064.43 fully issued and paid in, comprising 1,383,152,570 common shares, nominative and without nominal value (including 9,913,855 treasury shares). We subsequently issued new shares pursuant to our long-term incentive plans as authorized by our board of directors and, as a result, our issued capital stock including treasury shares as of March 31, 2023 was R$12,697,248,174.75 fully issued and paid in, comprising 1,383,158,066 common shares, nominative and without nominal value (including 9,913,855 treasury shares).

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
  to change Natura &Co Holding corporate nature; or
  to include an arbitration provision in Natura &Co Holding’s By-Laws.

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
  approval of any stock splits or reverse stock splits; and
  approval of any transaction with related parties, disposal or contribution of assets to another company, if the value of the transaction corresponds to more than 50% of the value of Natura &Co Holding’s total assets as set forth in the last balance sheet approved by its shareholders.

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
169

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
171

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

Pursuant to our Securities Trading Policy, as approved by our Board of Directors on February 6, 2020, the following persons are considered insiders for purposes of CVM Resolution No. 44: we, Natura &Co Holding’s controlling shareholder (if any), members of Natura &Co Holding’s board of directors, executive officers, members of Natura &Co Holding’s fiscal council, when installed, members of any of Natura &Co Holding’s technical or advisory bodies and whoever by virtue of its title, duty or position in Natura &Co Holding’s company, Natura &Co Holding’s controlling shareholder, controlled companies or affiliates has knowledge of a material fact and is aware that such fact has not been disclosed to the market, including auditors, analysts, underwriters and advisers.

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
173

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
  adoption of a board of directors, consisting of nine to thirteen members, who have a unified term of office not to exceed two years, with possibility of renewal;
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
C.Material Contracts

See “Presentation of Financial and Other Information—Consolidated Financial Statements—The Transaction,” “Item 4. Information on the Company—B. Business Overview—Certain Agreements With Third Parties” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”

D.Exchange Controls

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

The custodian is authorized to update the depositary’s electronic registration to reflect conversions of ADSs into foreign portfolio investments under CMN Resolution No. 4,373. If a holder of ADSs elects to convert its ADSs into a foreign direct investment under Law No. 4,131, the conversion will be performed by the Brazilian Central Bank after receipt of an electronic request from the custodian with details of the transaction.

If a foreign direct investor under Law No. 4,131 wishes to deposit their shares into the ADR program in exchange for the ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be performed by the Brazilian Central Bank after receipt of an electronic request from the custodian with details of the transaction.

For additional information on Brazilian tax consequences of investing in our common shares, see “Item 10. Additional Information—E. Taxation.”

E.Taxation

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

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. Holders (as defined below) of Shares or ADSs. Prospective holders of Shares or ADSs should consult their tax advisers as to the tax consequences of the acquisition, ownership and disposition of Shares or ADSs in their particular circumstances.

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

The description below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, exchange, ownership and disposition of our Shares or ADSs. Holders of Shares or ADSs and prospective purchasers thereof should consult their tax advisers with respect to the tax consequences of owning and disposing of Shares or ADSs in light of their particular investment circumstances.

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

On June 24, 2008, and with effect as of January 1, 2009, Law No. 11,727/08 created the concept of a Privileged Tax Regime, in connection with transactions subject to Brazilian transfer pricing rules and also applicable to thin capitalization/cross border interest deductibility rules, which is broader than the concept of a Tax Haven. Pursuant to Law No. 11,727/08, a jurisdiction will be considered a Privileged Tax Regime if it (1) does not tax income or taxes it at a maximum rate lower than 20% or 17%, provided that the requirements set forth in Normative Ruling No. 1,530 and Ordinance No. 488 are met; (2) grants tax advantages to a non-resident entity or individual (i) without the need to carry out a substantial economic activity in the country or a said territory or (ii) conditioned on the non-exercise of a substantial economic activity in the country or a said territory; (3) does not tax or taxes proceeds generated abroad at a maximum rate lower than 20% or 17%, as applicable provided that the requirements set forth in Normative Ruling No. 1,530 are met; or (4) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions carried out.

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

Holders of Shares or ADSs and prospective purchasers should consult with their own tax advisers regarding the consequences of the implementation of Law No. 11,727/08, Normative Ruling No. 1,037 and of any related Brazilian tax laws or regulations concerning Tax Havens and Privileged Tax Regimes.

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

It is important to highlight that Bill of Law No. 2,337/21 revokes the possibility of a Brazilian company paying Interest on Shareholders’ Equity. However, as mentioned in the previous topic, it is currently uncertain whether the Brazilian Senate will appreciate and vote this bill in the short term.

Sale of Shares

Taxation of Capital Gain Earned in the Country in a Transaction Not Carried Out on the Brazilian Stock Exchange (Or Similar Exchange)

According to Law No. 10,833, the gains recognized on a disposition of assets located in Brazil, such as our Shares, by a Non-Resident Holder, could be subject to withholding tax in Brazil. This rule is applicable regardless of whether the disposition occurs in Brazil or abroad and regardless of whether the disposition is made to an individual or entity resident or domiciled in Brazil.

Generally, capital gains realized as a result of a disposition of Shares are the positive difference between the amount realized on the disposition of the Shares and the acquisition cost of such Shares.

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
  If the Non-Resident Holder is not a Registered Holder and is not located in a Tax Haven, a progressive tax rate will be applied as provided for in Law No. 13,259/2016, as follows: (i) at a rate of 15% for the portion of the gain up to R$5 million, (ii) at a rate of 17.5% for the portion of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) at a rate of 20% for the portion of the gain that exceeds R$10 million but does not exceed R$30 million, and (iv) 22.5% for the portion of the gain that exceeds R$30 million. This same tax treatment may arguably apply to the Non-Resident Holder that is a Registered Holder and is in a Tax Haven, although a different interpretation may be raised; and
  If the Non-Resident Holder is not a Registered Holder and is located in a Tax Haven, the tax rate will be 25% (flat rate).
179

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

Sale of ADSs

Pursuant to Article 26 of Law No. 10,833, the sale of an asset located in Brazil by a Non-Resident Holder, whether to a Brazilian resident or to another Non-Resident Holder, is subject to Brazilian income tax. Our understanding is that ADSs do not qualify as assets located in Brazil and thus should not be subject to the Brazilian income tax. Notwithstanding the foregoing, since the tax rule referred to in Article 26 of Law No. 10,833 provides broad language and has not been definitely analyzed by the administrative or judicial courts, we are unable to assure you of the final outcome of such discussion.

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

There are arguments to support the position that there should be no withholding tax on this transaction, because: (i) the deposit of Shares would not have represented the disposal of the investment; and (ii) the transaction is registered on the stock exchange. Given the uncertainty of these two positions, we recommend that you consult your tax advisers.

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
  persons holding Shares or ADSs as part of a straddle, wash sale, conversion transaction or integrated transaction, or persons entering into a constructive sale with respect to the Shares or ADSs;

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

Taxation of Distributions

Subject to the passive foreign investment company rules described below, distributions paid on Shares or ADSs, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains. Dividends will constitute qualified dividend income if the Shares or ADSs with respect to which such dividends are paid are readily tradable on an established securities market in the U.S., and we are not a PFIC in the year in which the dividend is paid (or the prior taxable year). Dividends paid to non-corporate U.S. Holders in 2022 with respect to ADSs may be eligible for taxation as qualified dividend income, and therefore be subject to tax at rates applicable to long-term capital gains, because the ADSs were traded on NYSE in 2022. However, there can be no assurance that the ADSs will continue to be traded on NYSE or another established securities market in the U.S. It is unclear whether these reduced rates will apply to dividends paid with respect to our Shares that are not represented by ADSs. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

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

Subject to certain generally applicable limitations, which may vary depending upon a U.S. Holder’s circumstances, a U.S. Holder generally will be entitled to a credit against its U.S. federal income tax liability for Brazilian income taxes withheld from dividends on Shares or ADSs, if such taxes were paid or accrued in a taxable year beginning before December 28, 2021. A U.S. Holder will be entitled to use these foreign tax credits to offset only the portion of its U.S. tax liability that is attributable to foreign-source income. This limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. In addition, a U.S. Holder must satisfy minimum holding period requirements in order to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends. Treasury regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the “Final Treasury Regulations”), impose additional requirements for foreign taxes to be eligible for credit. We have not determined whether these requirements have been met with respect to any withholding tax imposed on dividends on Shares or ADSs. Instead of claiming a credit, subject to generally applicable limitations under U.S. law, U.S. Holders may be able to elect to deduct otherwise creditable withholding taxes in computing their taxable income. An election to deduct creditable foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the taxable year. Even if the Brazilian withholding taxes on dividends are not eligible for a foreign tax credit, a U.S. Holder may be entitled to deduct such taxes, subject to applicable limitations under the Code. The rules governing foreign tax credits and deductibility of foreign taxes are complex and U.S. Holders should consult their own tax advisers regarding the availability of foreign tax credits for any amounts withheld with respect to dividends on Shares or ADSs to which the Final Treasury Regulations apply.

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

Because a U.S. Holder’s gains from the sale or exchange of Shares or ADSs will generally be treated as U.S. source income, the limitation described above may preclude a U.S. Holder from claiming a credit for all or a portion of the foreign taxes imposed on any such gains. In addition, in taxable years to which they apply, the Final Treasury Regulations generally will preclude U.S. Holders from claiming a foreign tax credit with respect to any tax imposed on gains from the disposition of shares by a jurisdiction, such as Brazil, that does not have an applicable income tax treaty with the United States, although certain of such taxes may be applied to reduce the amount realized by the U.S. Holder on the disposition.

The rules governing foreign tax credits are complex and, therefore, U.S. Holders are urged to consult their own tax advisers regarding the creditability or deductibility of any Brazilian tax in their particular circumstances (including any applicable limitations).

Passive Foreign Investment Company Rules

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2022. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be a PFIC for any taxable year.

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

If a U.S. Holder owns Shares or ADSs during any year in which we were a PFIC, the holder generally must file annual reports containing such information as the U.S. Treasury may require on Internal Revenue Service (the “IRS”) Form 8621 (or any successor form) with respect to the Company, generally with the holder’s federal income tax return for that year.

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

I.    Subsidiary Information

Not applicable.

J.     Annual Report to Security Holders

Not applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

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

The table below sets forth the balances of financial derivatives as of the dates indicated:

	Fair Value(2)			Gain (Loss) (Adjustment MTM)
	As of December 31,			As of December 31,
	2022	2021	2020	2022	2021	2020
	(in millions of R$)
Type of transaction
Swap contracts(1)
Asset position:
Long position in U.S. dollars	6,108.5	6,882.0	4,683.9	34.9	978.4	421.9
Liability position:
CDI floating rate:
Short position in CDI	(6,874.3)	(6,348.4)	(2,803.8)	(697.7)	(823.9)	(172.9)
Forward contracts (3)
Net exchange position vs. pounds sterling	(20.0)	(17.2)	(22.2)	3.2	(0.1)	(16.8)
Total net financial derivatives	(785.8)	516.4	1,857.9	(659.6)	154.4	232.2

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

As of December 31, 2022, 2021 and 2020, for derivatives maintained by us and our subsidiaries, since our derivative financial instrument contracts are entered into directly with financial institutions and not through a stock exchange, there are no margin calls deposited as guarantees of these transactions.

Operating Derivatives

As of December 31, 2022, 2021 and 2020, we hold forward derivative instruments with multiple international financial institutions to hedge against exchange rate risk on import and export operations of the subsidiary The Body Shop in foreign currencies against the pound sterling and U.S. dollar. These derivatives are measured at fair value, with gains and losses recognized in the group of costs of products sold.

Derivative Instruments Designated for Hedge Accounting

We have designated to hedge accounting our derivative financial instruments for hedging loans denominated in foreign currency of Natura Cosméticos S.A., and operating cash flows resulting from the purchase and sale denominated in foreign currency of The Body Shop, Avon and Aesop. As of December 31, 2022, the notional amount hedged against reais of the consolidated position of instruments designated as cash flow hedge totaled R$6,674.5 million and we did not have any notional amount hedged against the pound sterling or other currencies besides the real. As of December 31, 2021, the notional amount hedged against reais of the consolidated position of instruments designated as cash flow hedge totaled R$5,595.9 million and we did not have any notional amount hedged against the pound sterling or other currencies besides the real. As of December 31, 2020, the notional amount hedged against reais of the consolidated position of instruments designated as cash flow hedge totaled R$3,690.1 million and we did not have any notional amount hedged against the pound sterling or other currencies besides the real.

Sensitivity Analysis

For the sensitivity analysis of the risk of foreign exchange rate exposure, in addition to the assets and liabilities with exposure to the fluctuation of exchange rates recorded in the balance sheet, we consider the value of the fair value of the financial instruments contracted by us for the protection of certain exposures as of December 31, 2022, such as loans and financing registered in Brazil in foreign currency, receivables registered in Brazil in foreign currency, trade payable registered in Brazil in foreign currencies and value of the financial derivatives.

This analysis considers only financial assets and liabilities registered in Brazil in foreign currency, since exposure to exchange variation in other countries is close to zero due to the strength of currencies and the effectiveness of their derivatives, and considers that all other variables, especially interest rates, remain constant and ignore any impact of forecasting purchases and sales.

The tables below show the loss based on our current foreign currency exposure as of December 31, 2022, that would have resulted from certain scenarios. The probable scenario considers future rates for the U.S. dollar for 90 days, based on quotes obtained from the B3 on the respective maturity dates of the financial instruments exposed to foreign exchange risks, of R$5.3798/U.S.$1.00. Scenarios II and III consider a drop in the US dollar of 25% (R$4.0348/U.S.$1.00) and 50% (R$2.6899/U.S.$1.00), respectively.

Description	Risk	Probable Scenario	Scenario II	Scenario III
		(in millions of R$)
Net exposure	Depreciation of the U.S. dollar	42.1	(307.2)	(656.6)

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

Sensitivity Analysis

The table below sets out our total exposure to interest rate risk, including risks arising from changes in the CDI rate, as of December 31, 2022 and 2021:

	As of December 31,
	2022	2021
	(in millions of R$)
Total borrowings and financing – in local currency	(8,419.3)	(6,914.1)
Operations in foreign currency with derivatives pegged to CDI(1)	(5,173.0)	(5,802.7)
Short-term investments	3,091.3	2,636.6
Net exposure	(10,501.0)	(10,080.2)

(1)   Refers to transactions involving CDI-backed derivatives to hedge the loans and financing arrangements raised in foreign currency in Brazil.

The table below shows the loss based on our current interest rate exposure as of December 31, 2022 that would have resulted from certain scenarios. The probable scenario considers future interest rates obtained on the B3 for the maturity dates of the financial instruments exposed to interest rate risks. Scenarios II and III consider an increase in the interest rate of 25% (17.11% per year) and 50% (20.54% per year), respectively, of the CDI rate from 13.65% per year.

Description	Risk	Probable Scenario	Scenario II	Scenario III
		(in millions of R$)
Net liabilities	Interest rate increase	(1.9)	(168.3)	(334.7)

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

Direct and Indirect Payments

From time to time, the ADS Depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the ADS Depositary, or share revenue from the fees collected from ADS holders. For the year ended December 31, 2022, such payments and reimbursements received from BNYM amounted to U.S.$2.5 million.

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

Based on this evaluation, our principal executive and principal financial officers concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2022, to ensure that information required to be disclosed under the Exchange Act is recorded, authorized, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and the information required to be disclosed is accumulated and communicated, in order to allow timely decisions regarding required disclosure.

We are committed to maintaining strict internal controls and recognize that an environment with effective controls generates transparency and security for our stakeholders.

Under the supervision and with the participation of our management, including our principal executive and principal financial officers, we assessed as of December 31, 2022, the effectiveness of our internal control over financial reporting. This assessment was based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on our assessment using those criteria, our management concluded that our internal control over financial reporting as of December 31, 2022, was effective.

B.    Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. The Company’s internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with IFRS. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation in accordance with IFRS. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022. Management reviewed the results of its assessment with our Audit Committee. The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers Auditores Independentes Ltda, an independent registered public accounting firm, as stated in its report.

C.   Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Auditores Independentes Ltda., the independent registered public accounting firm that has audited our consolidated financial statements, has issued an audit report on the financial statements and internal control over financial reporting as of December 31, 2022, as stated in their report, which is included herein.

D.   Changes in Internal Control over Financial Reporting

Our management has evaluated, with the participation of our principal executive and principal financial officers, whether any changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2022 have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on this evaluation, our management has concluded that no such changes have occurred.

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

Item 16C.  Principal Accountant Fees And Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, during the years ended December 31, 2022 and 2021. Our independent registered public accounting firm was PricewaterhouseCoopers Auditores Independentes Ltda. (PCAOB ID: 1351) for the years ended December 31, 2022 and 2021:

	For the Year Ended December 31,
	2022	2021
	(in thousands of reais)
Audit fees	68,349.8	73,619.6
Audit related fees(1)	18,395.7	2,166.9
Tax fees(2)	866.7	1,261.8
All other fees(3)	235.3	204.2
Total	87,847.4	77,252.5

(1)  Audit related fees include fees for services that can only be reasonably provided by our independent auditors, such as the issuance of comfort letters, and reports for the evaluation of strategic alternatives structures involving certain of our subsidiaries.

(2)  Relates to services regarding tax compliance.

(3)  All other fees related to services on specific issues.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Under the listed company audit committee rules of the NYSE and the SEC, we must comply with Rule 10A-3 under the Exchange Act, which requires that we establish an audit committee composed of members of the board of directors that meets specified requirements. The SEC has recognized that, for foreign private issuers, local legislation may delegate some of the functions of the audit committee to other advisory bodies. Natura &Co Holding has established a statutory audit committee. Natura &Co Holding’s By-Laws have established an audit, risk management and finance committee that meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The statutory audit committee is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. See “Item 6A. Directors and Senior Management—C. Board Practices—Audit, Risk Management and Finance Committee” for a description of our audit committee.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table reflects purchases of our equity securities, including shares represented by of ADRs, by us or our affiliates in 2022 and in 2023 through to the date of this annual report.

Months	Total Number of Shares Purchased	Average Price Paid per Share in R$	Average Price Paid per Share in U.S.$(1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar(1) Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)(3)(4)
January 2022	3,182,200	22.04	4.06	3,182,200	29,611,600
February 2022	2,209,700	22.77	4.13	2,209,700	27,401,900
March 2022	—	—	—	—	—
April 2022	—	—	—	—	—
May 2022	—	—	—	—	—
June 2022	—	—	—	—	—
July 2022	—	—	—	—	—
August 2022	—	—	—	—	—
September 2022	—	—	—	—	—
October 2022	—	—	—	—	—
November 2022	—	—	—	—	—
December 2022	—	—	—	—	—
January 2023	—	—	—	—	—
February 2023	—	—	—	—	—
March 2023	—	—	—	—	—
Total(2)(3)	5,391,900	22.05	4.09	5,391,900	27,401,900

(1)  Solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2022 for reais into U.S. dollars of R$5.218 per U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for further information about recent fluctuations in exchange rates.

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

Executive Sessions

NYSE rules require that independent directors must meet at regularly scheduled executive sessions. The Brazilian Corporation Law does not have a similar provision; however, the by-laws may provide for such requirement. Under the Natura &Co Holding’s by-laws, all directors shall meet at least four times each year.

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

Pursuant to the Brazilian Corporation Law, Natura &Co Holding is not required to maintain a nominating committee, corporate governance committee or a compensation committee. However, Natura &Co Holding currently has a corporate governance committee, responsible for monitoring the operations of Natura &Co Holding’s corporate governance system, the evolution of international best practices in corporate governance and proposing adjustments and enhancements to Natura &Co Holding’s corporate governance system whenever it deems necessary. The corporate governance committee also reviews the composition of the advisory committees that support the board of directors and oversee board members and the main executive officer’s compensation. Natura &Co Holding also has an organization and people committee, responsible for assisting the Board of Directors with respect to human resources strategies, related policies and rules, regarding organizational development, planning and personnel development, remuneration and benefits of executive officers, in addition to supporting the board of directors with respect to issues relating to our management system department. Aggregate compensation for Natura &Co Holding’s directors and executive officers is established by Natura &Co Holding’s shareholders at annual shareholders’ meetings. The allocation of aggregate compensation among Natura &Co Holding’s directors and executive officers is determined by Natura &Co Holding’s directors at board of director meetings. The Brazilian Corporation Law and CVM regulations establish rules in relation to certain qualification requirements and restrictions, compensation, duties and responsibilities of a company’s executives and directors. In addition to the foregoing, the Novo Mercado Rules applicable to Natura &Co Holding require that the board of directors of a company discusses and approves certain internal policies, including a compensation policy and a nominating policy.

Audit Committee and Audit Committee Additional Requirements

Under Section 303A.06 of the NYSE listing rules and the requirements of Rule 10A-3 under the Exchange Act, each U.S. listed company is required to have an audit committee consisting entirely of independent members that comply with the requirements of Rule 10A-3. In addition, each listed company’s audit committee must have a written charter compliant with the requirements of Section 303A.07(b) of the NYSE listing rules, the listed company must have an internal audit function and the listed company must fulfill all other requirements of the NYSE and Rule 10A-3. The SEC has recognized that, for foreign private issuers, local legislation may delegate some of the functions of the audit committee to other advisory bodies. Natura &Co Holding’s By-Laws have established an audit, risk management and finance committee that meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The audit committee is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority.

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

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. Natura &Co Holding complies with the corporate governance guidelines under applicable Brazilian law and the Novo Mercado Rules, and adheres to the majority of the Brazilian Code of Corporate Governance recommended best practices. Natura &Co Holding believes the corporate governance guidelines applicable to us under Brazilian law are consistent with the NYSE rules. Natura &Co Holding has adopted and observes policies that deal with the public disclosure of all relevant information and which requires management to disclose all transactions relating to Natura &Co Holding’s securities as per CVM’s regulations and the Novo Mercado Rules.

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

Exemptions from the Listing Standards for Audit Committees

Under the listed company audit committee rules of the NYSE and the SEC, we must comply with Rule 10A-3 under the Exchange Act, which requires that we establish an audit committee composed of members of the board of directors that meets specified requirements. The SEC has recognized that, for foreign private issuers, local legislation may delegate some of the functions of the audit committee to other advisory bodies. Natura &Co Holding’s By-Laws have established an audit, risk management and finance committee that meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The audit committee is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. See “Item 6.A. Directors and Senior Management—C. Board Practices—Committees of Our Board of Directors—Audit, Risk Management and Finance Committee” for a description of our audit committee.

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

4.1

Indenture of 4.125% Notes due 2028 of Natura Cosméticos S.A., dated as of May 3, 2021, between Natura Cosméticos S.A., as issuer, Natura &Co Holding S.A., as guarantor, and The Bank of New York Mellon, as trustee, registrar, transfer agent and paying agent (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 8, 2022 (File No.: 001-39169)).

4.2

Revolving Credit and Guaranty Agreement, dated as of October 28, 2021, between Natura &Co Luxembourg Holdings S.à r.l., as Borrower, Natura Cosméticos S.A. and Natura &Co Holdings S.A., as Guarantors, and the lenders party thereto (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 8, 2022 (File No.: 001-39169)).

Exhibit No.	Exhibit
4.3

Indenture of 6.000% Notes due 2029 of Natura &Co Luxembourg Holdings S.à r.l., dated as of April 19, 2022, between Natura &Co Luxembourg Holdings S.à r.l., as issuer, Natura Cosméticos S.A. and Natura &Co Holdings S.A., as guarantors, and The Bank of New York Mellon, as trustee, registrar, transfer agent and paying agent.

4.4	English Language Summary of NaturaCosméticos Indenture for the 11th issuance of Debentures.
4.5	English Language Summary of NaturaCosméticos Indenture for the 12th issuance of Debentures.
4.6

Revolving Credit and Guaranty Agreement, dated as of November 10, 2022, between Natura &Co Luxembourg Holdings S.à r.l., as Borrower, Natura Cosméticos S.A. and Natura &Co Holding S.A., as Guarantors,HSBC Bank USA, National Association, as Administrative Agent, and the joint bookrunners and lenders party thereto.

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

NATURA &CO HOLDING S.A. April 28, 2023
By:	/s/ Fábio Colletti Barbosa
Name: Fábio Colletti Barbosa
Title: Chief Executive Officer

By:	/s/ Guilherme Strano Castellan
Name: Guilherme Strano Castellan
Title: Chief Financial Officer

F-1

Natura &CO Holding S.A. Financial Statements For the year ended December 31, 2022 Independent Auditors’ Report

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of Natura &Co Holding S.A.

Opinions on the financial statements and internal control over financial reporting

We have audited the accompanying consolidated statement of financial position of Natura &Co Holding S.A. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of profit or loss, comprehensive income, changes in shareholder's equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and, 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

 Impairment test of indefinite useful lives intangible assets in the group of cash-generating units Avon International

As described in Notes 3.11, 16 (a) and 24.1 to the consolidated financial statements,  the total balance of intangible assets with indefinite useful lives in the group of the cash-generating units ("CGUs") called Avon International, including goodwill from business combinations allocated to this group of CGUs,  was R$ 4,939,078 thousand, as of December 31, 2022. The group of CGUs Avon International has reported recurring losses. Management performs impairment tests of indefinite useful lives intangible assets (including goodwill) at least annually, or more frequently if events or circumstances indicate that the carrying value of goodwill and intangible assets with indefinite useful lives may be impaired. An impairment loss is determined by comparing the recoverable amount of an asset, a CGU or a group of CGUs to their carrying amounts. The Company determined the recoverable amount based on value in use, using a discounted cash flow model. The cash flow projections used by management to estimate the recoverable amount of the group of CGUs Avon International included significant judgments and assumptions relating to revenue growth rates, perpetuity growth rate, operating margin and discount rate.

The principal considerations for our determination that performing procedures relating to the impairment assessment of the group of CGUs Avon International is a critical audit matter are (i) the significant judgments made by management when estimating the recoverable amount of the group of CGUs; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's significant assumption related to revenue growth rates, perpetuity growth rate, operating margin, and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's impairment tests of goodwill and intangible assets with indefinite useful lives, as well as controls over the valuation of the group of CGUs Avon International. These procedures also included, among others (i) testing management's processes to develop the value in use estimates for the group of CGUs called Avon International; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of the underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the revenue growth rates, perpetuity growth rate, operating margin and discount rate. Evaluating management's assumptions related to the revenue growth rates, perpetuity growth rate, operating margin and discount rate involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the group of CGUs Avon International; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company's discounted cash flow model, and the significant assumptions related to revenue growth rates, perpetuity growth rate, operating margin, and discount rate.

Realization of the deferred income tax assets of the subsidiaries Avon Cosméticos Ltda. (“Avon Brazil”) and Avon Cosmetics Manufacturing S. de R.L. de C.V (“Avon Mexico”)

As described in Notes 3.17 and 11.1 to the consolidated financial statements, as of December 31, 2022, the balances of deferred tax assets (“DTA”), comprising income tax and social contribution, arising from prior years' net operating losses and temporary differences relating to the subsidiaries Avon Brazil and Avon Mexico, were R$ 392 million and R$ 186 million, respectively. Management assesses the realization of the DTA’s balances at the end of each reporting period. Deferred income tax assets are recognized to the extent that management concludes it is probable that sufficient taxable profit, as well as the reversal of temporary taxable differences, will be available to allow the tax assets to be realized, also taking into consideration tax planning opportunities. Management's estimate included significant judgments, assumptions, and the interpretation of tax laws and regulations in effect.

The principal considerations for our determination that performing procedures relating to the realization of deferred tax assets of the subsidiaries Avon Brazil and Avon Mexico is a critical audit matter are (i) a high degree of auditor judgment, subjectivity, and effort in applying our procedures relating to the realization of deferred tax assets through the assessment of the Company's ability to generate sufficient future taxable income, reversal of temporary differences and interpretation of tax laws and regulations in effect; (ii) significant audit effort was required in assessing the significant judgments, assumptions and the interpretation of tax laws and regulations in effect; and (iii) the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of the realization of the deferred tax assets. These procedures also included, among others; (i) testing management’s process to develop the projected future taxable income estimate; (ii) evaluating the appropriateness of the model utilized for projecting the future taxable income; (iii) testing the completeness and accuracy of the underlying data used in the model; (iv) evaluating the reasonableness of the significant assumptions used for purposes of estimating the projected future taxable income; and (v) evaluating the completeness, accuracy and sufficiency of disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of the reasonableness of the tax rate utilized in the future taxable income projection, the accuracy and completeness of the carryforward net operating losses and temporary differences and in assessing the tax laws and regulations in effect.

São Paulo, April 28, 2023

/s/PricewaterhouseCoopers

Auditores Independentes Ltda.

We have served as the Company's auditor since 2020.

NATURA &CO HOLDING S.A. STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2022 AND 2021 (In thousands of Brazilian reais - R$)

	Note	Consolidated			Note	Consolidated
ASSETS		2022	2021	LIABILITIES AND SHAREHOLDERS' EQUITY		2022	2021

CURRENT				CURRENT
Cash and cash equivalents	6	4,195,713	4,007,257	Borrowings, financing and debentures	19	331,151	945,069
Short-term investments	7	1,800,439	1,978,740	Lease	18	878,448	1,005,523
Trade accounts receivable	8	3,502,399	3,476,359	Trade accounts payable and reverse factoring operations	20	6,375,930	6,770,579
Inventories	9	4,516,874	5,403,526	Dividends and interest on shareholders' equity payable	24	260	180,772
Recoverable taxes	10	911,410	1,029,625	Payroll, profit sharing and social charges		1,276,977	1,255,348
Income tax and social contribution		196,143	446,418	Tax liabilities	21	828,125	766,430
Derivative financial instruments		235,114	81,159	Income tax and social contribution		70,294	272,798
Other current assets	14	763,384	912,160	Derivative financial instruments	5	1,613,968	458,492
		16,121,476	17,335,244	Provision for tax, civil and labor risks	22	463,655	230,097
				Other current liabilities	23	1,499,060	1,716,110
Assets held for sale	13	51	52,921	Total current liabilities		13,337,868	13,601,218
Total current assets		16,121,527	17,388,165
				NON-CURRENT
NON-CURRENT				Borrowings, financing and debentures	19	13,261,135	11,771,763
Recoverable taxes	10	1,356,868	1,349,624	Lease	18	2,392,289	2,542,339
Deferred income tax and social contribution	11	3,519,515	3,100,515	Payroll, profit sharing and social charges		26,152	53,748
Judicial deposits	12	457,550	585,284	Tax liabilities	21	117,358	114,797
Derivative financial instruments		773,251	893,970	Deferred income tax and social contribution	11	934,414	994,041
Short-term investments	7	35,235	36,921	Income tax and social contribution	11	448,532	773,058
Other non-current assets	14	1,252,437	1,763,051	Derivative financial instruments	5	191,274	-
		7,394,856	7,729,365	Provision for tax, civil and labor risks	22	873,618	1,088,345
				Other non-current liabilities	23	751,566	942,456
				Total non-current liabilities		18,996,338	18,280,547

				TOTAL LIABILITIES		32,334,206	31,881,765
Property, plant and equipment	16	4,966,150	5,377,408
Intangible	17	23,260,970	26,857,583	SHAREHOLDERS' EQUITY	24
Right of use	18	2,941,887	3,095,969	Capital stock		12,484,424	12,481,683
				Treasury shares		(262,360)	(151,342)
Total non-current assets		38,563,863	43,060,325	Capital reserves		10,540,885	10,478,804
				Legal profit reserve		-	871,223
				Accumulated losses		(1,994,555)	-
				Other comprehensive income		1,564,340	4,865,202
				Shareholders' equity attributed to the Company's shareholders		22,332,734	28,545,570

				Non-controlling interest in shareholders' equity of subsidiaries		18,450	21,155
				Total shareholders' equity		22,351,184	28,566,725

TOTAL ASSETS		54,685,390	60,448,490	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		54,685,390	60,448,490

*The accompanying notes are an integral part of the Financial Statements.
F-5

NATURA &CO HOLDING S.A. STATEMENT OF PROFIT OR LOSS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (In thousands of Brazilian reais - R$, except for earnings per share)

	Note	Consolidated
		2022	2021	2020

NET REVENUE	26	36,349,623	40,164,687	36,921,980
Cost of Sales	27	(13,155,019)	(14,097,888)	(13,299,720)

GROSS PROFIT		23,194,604	26,066,799	23,622,260

OPERATING (EXPENSES) INCOME
Selling, marketing and logistics expenses	27	(15,554,569)	(16,912,862)	(15,632,782)
Administrative, R&D, IT and project expenses	27	(6,711,533)	(6,958,866)	(5,955,996)
Impairment loss on trade receivables	8	(605,995)	(837,822)	(727,695)
Other operating income (expenses), net	30	(780,288)	(239,019)	(516,190)

OPERATING (LOSS) PROFIT BEFORE FINANCIAL RESULT		(457,781)	1,118,230	789,597

Financial income	29	5,380,798	4,006,563	4,738,391
Financial expenses	29	(7,281,659)	(5,033,540)	(5,773,810)

(LOSS) PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION		(2,358,642)	91,253	(245,822)
Income tax and social contribution	11	(119,568)	1,047,986	(274,744)

NET (LOSS) INCOME FOR THE YEAR FROM CONTINUING OPERATIONS		(2,478,210)	1,139,239	(520,566)

DISCONTINUED OPERATIONS
NET LOSS FROM DISCONTINUED OPERATIONS		(380,416)	(98,550)	(143,112)

NET (LOSS) INCOME FOR THE YEAR		(2,858,626)	1,040,689	(663,678)

ATTRIBUTABLE TO
The Company´s shareholders		(2,859,629)	1,047,960	(650,196)
Non-controlling shareholders		1,003	(7,271)	(13,482)
		(2,858,626)	1,040,689	(663,678)

INCOME (LOSS) PER SHARE IN THE YEAR -R$
Basic	31	(2.0843)	0.7610	(0.5220)
Diluted	31	(2.0843)	0.7503	(0.5220)

*The accompanying notes are an integral part of the Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2022, 2021 AND 2020

(In thousands of Brazilian reais - R$)

	Note	Consolidated
		2022	2021	2020

NET (LOSS) INCOME FOR THE YEAR		(2,858,626)	1,040,689	(663,678)
Other comprehensive income to be reclassified to income statement in subsequent years:
Conversion of financial statements of controlled companies abroad	15	(2,962,142)	(148,696)	3,711,781
Exchange rate effect on the conversion from hyperinflationary economy	15	24,956	218,227	32,160
Earnings (losses) from cash flow hedge operations	5.3	(790,479)	(210,150)	178,006
Tax effects on (losses) earnings from cash flow hedge operations	11	270,035	72,939	(61,658)

Other comprehensive income not reclassified for the income of the year in subsequent years:
Actuarial gain (loss)		21,764	459,875	(104,650)
Tax effects on (losses) earnings from actuarial		(61,965)	(106,979)	23,694
Comprehensive income for the year, net of tax effects		(6,356,457)	1,325,905	3,115,655

ATTRIBUTABLE TO
The Company´s shareholders		(6,353,752)	1,327,531	3,120,429
Noncontrolling shareholders		(2,705)	(1,626)	(4,774)
		(6,356,457)	1,325,905	3,115,655

*The accompanying notes are an integral part of the Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2022, 2021 AND 2020

(In thousands of Brazilian reais - R$)

				Capital Reserves								Equity appraisal adjustment
	Note	Capital stock	Treasury shares	Surplus on issue/sale of shares	Special reserve	Additional paid-in capital	Income from transactions with non-controlling shareholders	Legal profit reserve			Retained losses	Other comprehensive income	Shareholders' equity attributed to controlling shareholders		Total shareholders' equity
														Non-Controlling Shareholders
								Tax Incentives	Unrealized profit reserve	Retained earnings

BALANCES AS OF JANUARY 1, 2020		1,485,436	-	793,339	206,592	-	(92,066)	-	-	(1,428)	155,467	815,006	3,362,346	-	3,362,346
Net loss for the year		-	-	-	-	-	-	-	-	-	(650,196)	-	(650,196)	(13,482)	(663,678)
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	-	-	32,160	32,160	-	32,160
Other comprehensive income		-	-	-	-	-	-	-	-	-	-	3,738,465	3,738,465	8,708	3,747,173
Total comprehensive income for the year		-	-	-	-	-	-	-	-	-	(6,50,196)	3,770,625	3,120,429	(4,774)	3,115,655
Loss absorption		-	-	-	155,467	-	-	-	-	-	(155,467)	-	-	-	-
Subscription of shares through the Board of Directors' Meeting held on January 3, 2020		3,397,746	-	9,877,148	-	-	-	-	-	-	-	-	13,274,894	27,555	13,302,449
Subscription of shares through the Board of Directors' Meeting held on June 30, 2020		2,000,000	-	1,118	-	-	-	-	-	-	-	-	2,001,118	-	2,001,118
Subscription of shares through the Board of Directors' Meeting held on July 27, 2020		14,723	-	-	-	-	-	-	-	-	-	-	14,723	-	14,723
Subscription of shares through the Board of Directors' Meeting held on September 30, 2020		18,863	-	-	-	-	-	-	-	-	-	-	18,863	-	18,863
Subscription of shares through the Board of Directors' Meeting held on October 8, 2020		5,614,750	-	-	-	-	-	-	-	-	-	-	5,614,750	-	5,614,750
Share repurchase		-	(54,936)	-	-	-	-	-	-	-	-	-	(54,936)	-	(54,936)
Expenses on the issue of equity values		(212,770)	-	-	-	-	-	-	-	-	-	-	(212,770)	-	(212,770)
Transactions in stock and restricted shares option plans:
Provision for stock and restricted shares option plans		-	-	-	-	163,322	-	-	-	-	-	-	163,322	-	163,322
Exercise of stock and restricted shares option plans		59,251	43,269	-	-	(1,11,281)	-	-	-	-	3,561	-	(5,200)	-	(5,200)
Constitution of tax incentive reserve		-	-	-	-	-	-	113,302	-	-	(113,302)	-	-	-	-
Effect of Hyperinflationary economy adjustment		-	-	-	-	58,496	-	-	-	8,292	-	-	66,788	-	66,788
BALANCES AS OF DECEMBER 31, 2020		12,377,999	(11,667)	10,671,605	362,059	110,537	(92,066)	113,302	-	6,864	(759,937)	4,585,631	27,364,327	22,781	27,387,108
BALANCES AS OF JANUARY 1, 2021		12,377,999	(11,667)	10,671,605	362,059	110,537	(92,066)	113,302	-	6,864	(759,937)	4,585,631	27,364,327	22,781	27,387,108
Net income for the year		-	-	-	-	-	-	-	-	-	1,047,960	-	1,047,960	(7,271)	1,040,689
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	-	-	218,227	218,227	-	218,227
Other comprehensive income		-	-	-	-	-	-	-	-	-	-	61,344	61,344	5,645	66,989
Total comprehensive income for the year		-	-	-	-	-	-	-	-	-	1,047,960	279,571	1,327,531	(1,626)	1,325,905
Share repurchase		-	(174,113)	-	-	-	-	-	-	-	-	-	(174,113)	-	(174,113)
Loss absorption		-	-	(650,196)	-	-	-	-	-	-	650,196	-	-	-	-
Transactions in stock and restricted shares option plans:
Provision for stock and restricted shares option plans	24	-	-	-	-	275,632	-	-	-	(37,977)	-	-	237,655	-	237,655
Exercise of stock and restricted shares option plans	24	103,684	34,438	-	-	(198,767)	-	-	-	31,587	-	-	(29,058)	-	(29,058)
Reclassification of grant reserve - Natura Cosméticos		-	-	-	-	-	-	(113,302)	-	-	113,302	-	-	-	-
Dividend declared and not yet distributed		-	-	-	-	-	-	-	-	-	(180,772)	-	(180,772)	-	(180,772)
Unrealized profit reserve		-	-	-	-	-	-	-	133,616	-	(133,616)	-	-	-	-
Constitution of tax incentive reserve		-	-	-	-	-		-	-	737,133	(737,133)	-	-	-	-
BALANCES AS OF DECEMBER 31, 2021		12,481,683	(151,342)	10,021,409	362,059	187,402	(92,066)	-	133,616	737,607	-	4,865,202	28,545,570	21,155	28,566,725
BALANCES AS OF JANUARY 1, 2022		12,481,683	(151,342)	10,021,409	362,059	187,402	(92,066)	-	133,616	737,607	-	4,865,202	28,545,570	21,155	28,566,725
Net loss for the year		-	-	-	-	-	-	-	-	-	(2,859,629)	-	(2,859,629)	1,003	(2,858,626)
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	-	-	24,956	24,956	-	24,956
Other comprehensive income		-	-	-	-	-	-	-	-	-	-	(3,519,079)	(3,519,079)	(3,708)	(3,522,787)
Total comprehensive income for the year		-	-	-	-	-	-	-	-	-	(2,859,629)	(3,494,123)	(6,353,752)	(2,705)	(6,356,457)
Share repurchase	24	-	(120,300)	-	-	-	-	-	-	-	-	-	(120,300)	-	(120,300)
Transactions in stock and restricted shares option plans:
Provision for stock and restricted shares option plans	24	-	-	-	-	255,756	-	-	-	-	-	-	255,756	-	255,756
Exercise of stock and restricted shares option plans	24	2,741	9,282	-	-	(8,708)	-	-	-	2,145	-	-	5,460	-	5,460
Reclassification of hyperinflationary economy adjustment effect	24	-	-	(126,473)	-	(58,494)	-	-	-	(8,294)	-	193,261	-	-	-
Losses absorption		-	-	-	-	-	-	-	(133,616)	(731,458)	865,074	-	-	-	-
BALANCES AS OF DECEMBER 31, 2022		12,484,424	(262,360)	9,894,936	362,059	375,956	(92,066)	-	-	-	(1,994,555)	1,564,340	22,332,734	18,450	22,351,184
*The accompanying notes are an integral part of the Financial Statements.
F-8

NATURA &CO HOLDING S.A.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2022, 2021 AND 2020

(In thousands of Brazilian reais - R$)

	Note	Consolidated
		2022	2021	2020

CASH FLOW FROM OPERATING ACTIVITIES
Net (loss) income for the year		(2,858,626)	1,040,689	(663,678)
Adjustments to reconciliate net (loss) income for the year with net cash (used in) generated by operating activities:
Depreciation and amortization	16, 17 and 18	2,591,854	2,791,523	2,718,856
Interest and exchange variation on short-term investments		(537,289)	(264,764)	(103,310)
Earnings (loss) from swap and forward derivative contracts		992,813	(441,554)	(1,090,299)
Provision for tax, civil and labor risks		409,260	(56,177)	347,563
Monetary adjustment of provision for tax, civil and labor risks		(35,508)	(15,246)	(11,242)
Monetary adjustment of provision for tax, civil and labor risks	22	79,280	25,731	37,966
Income tax and social contribution		119,568	(1,047,986)	274,744
Income from sale and write-off of property, plant and equipment, lease and non-current assets held for sale	13, 16 and 17	55,701	231,965	35,555
Interest and exchange rate variation on leases	18	200,246	210,669	62,250
Interest and exchange rate variation on borrowings, financing and debentures, net of acquisition costs	19	368,314	913,619	2,003,147
Inflation adjustment and exchange rate variation on other assets and liabilities		2,757	2,198	(71,974)
Impairment	16, 17 and 18	348,734	3,017	155,463
Provision for stock option plans		258,475	275,632	(44,142)
Provision for losses with trade accounts receivables, net of reversals	8	605,995	837,822	640,676
Provision for inventory losses, net of reversals	9	305,705	407,207	341,799
Reversal for the provision for carbon credits		(17,948)	(13,618)	46,583
Effect from hyperinflationary economy		349,859	165,826	55,277
Other adjustments to reconcile net (loss) profit		12,510	(70)	(114,286)
		3,251,700	5,066,483	4,620,948
DECREASE (INCREASE) IN ASSETS
Trade accounts receivable and related parties		(686,691)	(645,157)	(1,308,030)
Inventories		485,787	(1,117,671)	(1,444,671)
Recoverable taxes		106,221	(315,458)	(770,102)
Other assets		223,508	(1223,245)	152,811
Subtotal		128,825	(3,301,531)	(3,369,992)

(DECREASE) INCREASE IN LIABILITIES
Domestic and foreign trade accounts payable and related parties		39,730	467,538	1,004,231
Payroll, profit sharing and social charges, net		(19,783)	(42,274)	749,609
Tax liabilities		46,730	(13,232)	382,695
Other liabilities		(370,854)	(165,386)	(93,252)
Subtotal		(304,176)	246,646	2,043,283

CASH (USED IN) GENERATED BY OPERATING ACTIVITIES		3,076,349	2,011,598	3,294,239

OTHER CASH FLOWS FROM OPERATING ACTIVITIES
Payment of income tax and social contribution		(580,163)	(976,542)	(331,450)
Release of judicial deposits net of withdrawals		40,054	(3,893)	66,192
Payments related to tax, civil and labor lawsuits	22	(261,731)	(132,784)	(221,429)
(Payments) proceeds due to settlement of derivative transactions		(594,225)	(9,040)	(38,835)
Payment of interest on lease	18	(199,769)	(219,574)	(225,420)
Payment of interest on borrowings, financing and debentures	19	(808,976)	(783,935)	(1,257,665)
NET CASH (USED IN) GENERATED BY OPERATING ACTIVITIES		671,539	(114,170)	1,285,632

CASH FLOW FROM INVESTING ACTIVITIES
Cash from acquisition of subsidiary		-	-	2,661,878
Additions of property, plant and equipment and intangible		(1,102,820)	(1,479,227)	674,211
Proceeds from sale of property, plant and equipment, intangible and non-current assets held for sale		14,794	114,473	104,204
Short-term investments		(12,763,990)	(11,739,911)	10,371,483
Redemption of short-term investments		12,927,831	12,325,210	9,008,931
Redemption of interest on short-term investments		152,398	127,416	52,667
Investments in subsidiaries		-	-	(102,898)
NET CASH GENERATED BY (USED IN) INVESTING ACTIVITIES		(771,787)	(652,039)	679,088

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of lease - principal	18	(953,048)	(1,077,611)	(843,338)
Repayment of borrowings, financing and debentures – principal	19	(6,826,628)	(7,989,607)	(8,483,892)
New borrowings, financing, and debentures	19	8,557,507	6,425,565	1,354,765
Acquisition of treasury shares, net of receipt of option strike price		(120,300)	(174,113)	51,145
(Payment) receipt of funds due to settlement of derivative transactions		118,707	1,570,584	211,722
Payment of dividends and interest on equity for the previous year		(180,512)	-	(133,937)
Acquired company's liability incurred by acquiror		-	-	(370,791)
Capital Increase		2,741	-	7,436,684
NET CASH (USED IN) GENERATED BY FINANCING ACTIVITIES		598,467	(1,245,182)	(777,642)

Effect of exchange rate variation on cash and cash equivalents		(309,763)	196,976	121,012

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		188,456	(1,814,415)	1,308,090

Opening balance of cash and cash equivalents	6	4,007,257	5,821,672	4,513,582
Closing balance of cash and cash equivalents	6	4,195,713	4,007,257	5,821,672

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		188,456	(1,814,415)	1,308,090

*The accompanying notes are an integral part of the Financial Statements.
F-9

NATURA &CO HOLDING S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

1.  GENERAL INFORMATION

Natura &Co Holding S.A. (“Natura &Co” or “Natura &Co Holding” or “Company”) was incorporated on January 21, 2019, as part of the restructuring activities carried out in the acquisition process of Avon Products Inc (“Avon”) and has the purpose of holding interests in other companies, as partner or shareholder, whose main business is in the cosmetics, fragrance and personal hygiene segments, through the manufacturing, distribution, and sale of their products in Brazil, in the city of São Paulo, State of São Paulo, at Avenida Alexandre Colares, No. 1188, Vila Jaguará, CEP 05106-000. Natura &Co and its subsidiaries are hereinafter referred to as the “Company”. Additionally, Natura &Co trades American Depositary Receipts (“ADRs”) on the New York Stock Exchange (“NYSE”), under the ticker “NTCO”.

Brands managed by the Company include “Natura”, “Avon”, “The Body Shop” and “Aesop”. In addition to using the retail market, e-commerce, business-to-business (B2B) and franchises as sales channels for the products, the subsidiaries highlight the performance of the direct sales channel carried out by the Natura, Avon and The Body Shop Consultant(s).

2.  MANAGEMENT STATEMENT AND BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements (herein referred to as “financial statements”) have been prepared and are being presented in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements show all the relevant information specific to the financial statements, and only them, which are consistent with those used by the Management in its activities.

The Company’s financial statements were approved by the Board of Directors and authorized for issuance at the meeting held on April 26, 2023.

The financial statements were prepared based on historical cost, except for derivative instruments and short-term investments that were measured at fair value and non-current assets held for sale measured at the lower of their carrying amount and the fair value net of selling expenses. The financial statements are expressed in thousands of Reais (“R$”), rounded to the nearest thousand, and the disclosures of amounts in other currencies, when necessary, were also made in thousands. The items disclosed in other currencies are duly identified, whenever applicable.

2.1 Reclassification of balances in the comparative period

During the current year the Company has performed certain reclassifications on balances presented in the comparative periods (2021 for the statement of financial position and 2021 and 2020 for the statement of profit or loss) to adjust and align certain balances from subsidiaries that while of similar nature had been presented in separate financial statement line items. The Company has concluded that the reclassification adjustments do not have a material effect on the information in the statement of financial position at the beginning of the preceding period and that proper comparability is achieved as a result of the retrospective adjustments to the set of financial statements which include the Statement of Financial Position as of December 31, 2021 and the Statement of Profit or Loss for the years ended December 31, 2020 and 2021. As such, no additional comparatives have been included to the financial statements as a result of the reclassifications performed.

Those reclassifications related mainly to:

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

a)

Provisions for uncertain tax positions previously presented as part of current tax liabilities (in the total amount of R$92,659) and provision for Tax, Civil and Labor risks (non-current, in the total amount of R$680,399) that are being reclassified to non-current income tax and social contribution;

b)

Income tax credits arising from the “Taxation on a Universal Basis” taxation regime (“TBU”) previously presented as part of current income tax and social contribution (in the total amount of R$61,712) and non-current income tax and social contribution (in the total amount of R$84,729) that are being reclassified to deferred income tax and social contribution (non-current assets);

c)

Reclassification referring to certain costs related to the cost of sales previously presented as part of selling, marketing and logistics expenses in the subsidiary Aesop in the amount of R$86,363 for 2021 and R$70,006 for 2020;

d)

As of January 1, and December 31, 2021, the balance referring to predecessor adjustment presented in share premium in capital reserve in the statement of change in equity was reclassified to special reserve in capital reserve, also a component of the Company's equity, to adjust the presentation of this impact in this statement. This reclassification in the amount of R$ 303,059 does not have any effect on the equity and financial position presented by the Company in these periods;

e)

As of January 1, 2021, the balances referring to the effects of the conversion of balance sheets of subsidiaries in hyperinflationary economies previously presented in retained earnings in the statement of changes in equity were reclassified to Other comprehensive income, also a component of the Company's equity, for a better consolidated presentation of these impacts in this statement. This reclassification in the amount of R$ 202,677 does not have any effect on the equity and financial position presented by the Company in that period; and

f)

Inclusion of the provision for current taxes in the amount of R$923,475 as part of the adjustments to reconcile net income for the year with net cash used by operating activities in the Statement of Cash Flows (as the originally presented information only included deferred taxation as an adjustment to net profit while current taxation was included as part of further changes in other assets) on December 31, 2021. This adjustment does not change the net cash used by operating activities as originally presented in the Statement of Cash Flows.

As a result of the reclassifications disclosed above, the value of non-current assets on December 31, 2021 was increased by R$61,713 and current assets reduced by the same amount. Additionally, the amount of non-current liabilities was increased by R$92,659 and current liabilities were reduced by the same amount. Total assets and liabilities, on December 31, 2021, did not change due to these reclassifications.

The reclassification of item "c)" did not impact the total amount of operating loss or net income for the year ended December 31, 2021.

The reclassifications disclosed in items "d)" and "e)" disclosed above increase the statement of comprehensive income by R$202,677 and reduce the reserves in the statement of changes in equity by the same amount.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies applied in the preparation of these financial statements are defined below. These practices have been applied consistently in all the years presented, except for the accounting policies adopted for the first time in 2022, as described in Note 3.28).

3.1Current versus non-current classification

The Company presents assets and liabilities in the balance sheet based on the classification of current and non-current, according to the expectation for realization and/or expected consumption during the ordinary course of the operating cycle, as defined in CPC 26 (R2) - Presentation of Accounting Statements - (IAS 1 – Presentation of Financial Statements).

Deferred tax assets and liabilities are classified as non-current assets and liabilities, as disclosed in note 3.17.

3.2Foreign currency translation

Functional currency

The items included in the financial statements of the Company and each of the companies included in the financial statements are measured using the currency of the main economic environment in which each of the companies operates (“functional currency”). The financial statements are presented in the Company’s functional and presentation currency, the Brazilian Real.

3.2.1      Transactions and balances in a currency other than the functional currency

Transactions in foreign currency, that is, any currency other than the functional currency, are translated into the functional currency of the entities included in these consolidated financial statements using the exchange rates prevailing on the dates of the transactions.

Balance sheet account balances are translated using the exchange rates prevailing on the dates of the reporting period. Gains and losses from exchange rate variation arising from the settlement of such transactions and the translation of monetary assets and monetary liabilities denominated in foreign currency are recognized in the statement of profit or loss as “finance income” and “finance expenses”.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.2.2      Subsidiaries with different functional currency

In preparing the consolidated financial statements, the statement of profit or loss and cash flow statement and all other changes of assets and liabilities of foreign subsidiaries, whose functional currency is not the Brazilian Real, are translated into Brazilian Reais at the monthly average exchange rates, which approximates the exchange rate in effect on the date of the transactions.

The balance sheet is translated into Brazilian Reais at the exchange rate prevailing at each reporting date. The effects of exchange rate variations resulting from these translations are presented under item Other Comprehensive Income (“OCI”) in the statement of comprehensive income in shareholders’ equity.

The translation calculation is different for Natura Cosméticos S.A. – Argentina (“Natura Argentina”), Cosmeticos Avon Sociedad Anonima Comercial e Industrial (“Avon Argentina") and Avon Kozmetik Urunleri Sanayi ve Ticaret Anonim Siketi (“Avon Turkey”), which became hyperinflationary economies as of July 1, 2018 for Argentina and June 1, 2022 for Turkey, in which other than the balance sheet, the revenue and expenses are also translated into Reais at the exchange rates prevailing at each reporting date.

3.2.3      Hyperinflationary economy

On July 1, 2018 and June 1, 2022, Argentina and Turkey were considered hyperinflationary economies, respectively considering the rise in the official price indices of the respective countries accumulated on those dates (Consumer Price Index, or “IPC” for the Argentina and the Internal Wholesale Price Index, or “IPIM” for Turkey. Since the Company does not operate in an economy that became hyperinflationary in the year, but its subsidiaries indicated above, the restatement of the comparative balances of previous years does not is carried out, in accordance with the provisions of CPC 02 (R2) - Effects of changes in exchange rates and conversion of financial statements (IAS 21 - The effects of changes in foreign exchange rates).

Non-monetary assets and liabilities recorded at historical cost in these subsidiaries were restated based on the respective indices mentioned above, with the effects resulting from changes in general purchasing power being presented in the statement of income. The net effect of the inflation adjustment for the years ended December 31, 2022 and 2021 was presented in a specific account for the effect of hyperinflation in the financial result (see note 29).

For the purpose of converting the accounting balances of the respective subsidiaries into the presentation currency (reais R$) used in the Company's financial statements, the following procedures were adopted:

➢ Assets, and liabilities were translated at the exchange rate prevailing at the reporting date (0.02955 and 0.05437 Argentine peso for each Brazilian Real and 0.2786 and 0.4286 Turkish lira for each Brazilian Real on December 31, 2022 and 2021, respectively); and

➢ Revenues and expenses of the year were translated at the exchange rate prevailing at the reporting date (the same as indicated above), instead of the average exchange rate of the year, which is used to translate currencies in non-hyperinflationary economies.

The accumulated inflation for the year ended December 31, 2022 was 94.8% in Argentina and 64.3% in Turkey (50.6% in Argentina as of December 31, 2021), as per IPC index.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.3Consolidation

The following procedures are applied in the preparation of the financial statements:

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

In the financial statements, the investments in subsidiaries are accounted for using the equity method. The financial statements of the subsidiaries are prepared at the same reporting date as the parent company. Whenever necessary, adjustments are made to suit subsidiaries’ accounting policies to those of the Company.

In accordance with the equity method, the portion attributable to the Company on the net income or loss for the year regarding these investments is recorded in the statement of profit or loss of the parent company under the item “share of profit (loss) of equity investees”. All intra-group balances, income and expenses and unrealized gains and losses arising from intra-group transactions are eliminated completely. The other comprehensive income (“OCI”) of subsidiaries is recorded directly in the Company’s shareholders’ equity under the item “OCI”.

Below is a list of the Company’s direct subsidiaries as of December 31, 2022 and 2021:

	Interest - %
	2022	2021
Direct interest:
Avon Products, Inc.	100.00	100.00
Natura Cosméticos S.A.	100.00	100.00
Natura &Co International S.à r.l.	100.00	100.00
Aesop Holdings Ltd.	100.00	-

The activities of the direct subsidiaries are described below:

➢ Avon Products, Inc. (“Avon Products”): a global manufacturer and marketer of beauty and related products, with operations started in 1886 and established under the laws of the State of New York in the United States of America on January 27, 1916. It conducts its business in the beauty sector and other consumer products through direct selling companies to create, manufacture and market beauty and non-beauty products. Its business is carried out mainly through one channel: direct selling.

➢ Natura Cosméticos S.A. (“Natura Cosméticos”): is a privately-held corporation, established in accordance with the laws of the Federative Republic of Brazil on June 6, 1993, for an indefinite term and the main focus of which is the commercialization of cosmetics and fragrances in general. It also operates through e-commerce and has an expanded network of its own physical stores. The subsidiaries The Body Shop International Limited (The Body Shop) and Emeis Holding Pty Ltd. (Aesop) are consolidated by this entity.

➢ Natura &Co International S.à r.l. (“Natura &Co International”): a company established in Luxembourg on February 14, 2020 with the main purpose of operating as the finance arm of the Company (a “Finco”), centralizing the fundraising activities with external entities and providing funding for the other entities of the economic group on behalf of the parent company. Furthermore, the entity has also the purpose of managing and holding stakes in national and foreign companies.

➢ Aesop Holdings Ltd. (“Aesop Holdings”): a company established in the United Kingdom with the purpose of managing and holding interests in national and foreign companies.

As of December 31, 2022 and 2021, there are no subsidiaries directly or indirectly controlled that have significant interests held by non-controlling shareholders.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.4Goodwill

Goodwill arising from a business combination is initially measured at cost, with the exceeding aggregate amount of: (i) the consideration transferred, measured at fair value; (ii) the amount of any non-controlling interest in the acquiree; and (iii) in a business combination achieved in stages, the fair value of the acquirer’s previously held equity interest in the acquiree at the acquisition date; over the net assets acquired (identifiable net assets acquired and assumed liabilities). When this aggregate amount is lower than the net amount of the identifiable assets acquired and the assumed liabilities, a gain on a bargain purchase is immediately recognized in the statement of profit or loss. Subsequently, goodwill is measured at cost less any accumulated impairment losses.

For impairment testing purposes, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the group of Cash-Generating Units (“CGU”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units and annually tested, and whenever circumstances indicate that the carrying amount may present impairment losses.

3.5Cash and cash equivalents

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

3.6Financial instruments

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

Subsequent measurement

Financial assets at amortized cost

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment analysis. Gains or losses are recognized in the statement of profit or loss when the asset is written off, modified, or impaired.

The main financial assets of the Company classified as amortized cost include balances of trade accounts receivable, other current assets and non-current assets balances (see note 5.5).

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are presented in the balance sheet at fair value with net changes in fair value recognized in the statement of profit or loss. This category includes derivative instruments and short-term investments which the Company had not irrevocably elected to classify according to the fair value through OCI.

The financial assets measured at fair value through profit or loss are investment funds, government securities, restricted cash, treasury bills, mutual investment fund, Dynamo Beauty Ventures Ltd. fund (“DBV Fund”), Certificate of Bank Deposits (“CDB”), repurchase operations, financial and operating derivatives, as presented in note 5.5.

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

For trade accounts receivable, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes an allowance for losses based on the ECL at each reporting date. The Company has recorded a provision that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. Further details are disclosed in note 4.6.

The Company considers a financial asset in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

3.6.2      Financial liabilities

Initial recognition and measurement

All financial liabilities are recognized initially at fair value and, in the case of borrowing, financing and debentures, net of directly attributable transaction costs. The Company’s main financial liabilities include borrowing in local and foreign currency, financing and debentures (note 19), derivative instruments (note 5), trade accounts payable and reverse factoring operations (note 20), trade accounts payable - related parties (note 32), lease liabilities (note 18), insurance payable (note 23) and dividends payable (note 24).

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified in two categories: (i) financial liabilities at fair value through profit or loss; or (ii) financial liabilities at amortized cost.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities classified upon initial recognition at fair value through profit or loss. During the year, considering the fair value hedge established to protect against interest rate variability associated with the issuance of real estate receivable certificates (“CRI”), the respective liabilities presented in borrowing, financing and debentures were designated at fair value through profit or loss

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the short term. This category also includes derivative instruments entered into by the Company that are not classified as hedging instruments in the hedge relationships defined by CPC 48 - Financial Instruments (IFRS 9 – Financial Instruments). Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

Financial liabilities designated on initial recognition at fair value through profit or loss are designated on the initial recognition date and only if the criteria of CPC 48 (IFRS 9) are met.

Financial liabilities at amortized cost

This is the most relevant category for the Company. After initial recognition, interest-bearing borrowings, financing and debentures are subsequently measured (except issuance of the aforementioned real estate receivables certificates) at amortized cost using the effective interest rate method. Gains and losses are recognized in profit or loss when the liabilities are written off as well as through the effective interest rate amortization process.

Any difference between raised and settled amounts is recognized in the statement of profit or loss, using the effective interest rate method during the year in which the borrowings, financing and debentures are outstanding.

Amortized cost is calculated by considering any premium or discount on acquisition and fees or costs that are an integral part of the effective interest rate method. The effective interest rate amortization is included as finance expenses in the statement of profit or loss.

This category generally applies to trade accounts payable and reverse factoring operations (see note 20), interest-bearing borrowing, financing and debentures (see note 19) and lease liabilities (see note 18).

Derecognition

A financial liability is written off when the obligation under the liability is discharged, canceled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as derecognition of the original liability and recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

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

3.6.3      Derivative financial instruments

Derivative financial instruments transactions contracted by the Company consist of swaps and currency and Non-deliverable interest rate forwards (“NDF”) intended exclusively to hedge against foreign exchange risks related to (i) exchange rate risks associated to balance sheet position, purchase of goods and property, plant and equipment, forecast exports in addition to and foreign-denominated cash flows for capital contributions in foreign subsidiaries; and (ii)  variability in interest rates associated with contracted debt.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

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

The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Company will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing and future basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Any imbalance between the hedge index of the object and the hedge instrument that is not in compliance with the hedge purpose is adjusted so that the index returns to the standards established in the protection strategy.

During the years ended December 31, 2022 and 2021, the Company did not carry out transactions related to hedge of net investment. Fair value and cash flow hedges that meet all the qualifying criteria for hedge accounting are accounted for as described below.

Fair value Hedge

It consists in providing protection against variation at fair value of assets or liabilities recognized or firm commitments not recognized, or a component of any such items, that is attributed to a specific risk and that may affect the result.

Any gain or loss arising from variations at fair value of the derivative instruments designated as hedge instruments and the hedged assets or liabilities are recognized in the financial result.

In the year ending on December 31, 2022, the Company used derivative instruments, and the hedge accounting was used at fair value, as disclosed in note No. 5.3, to hedge against the variation in the interest rates agreed upon as part of the issue of the real estate receivable certificates (“CRI”).

Cash flow hedges

It consists in providing hedge against variation in cash flows attributable to a specific risk related to a known asset or liability or a highly probable forecast transaction and that may affect statement of profit or loss.

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

For the years ended December 31, 2022 and 2021, the Company used derivative instruments, applying cash flow hedge accounting and, as disclosed in note 5.3, for hedge against the risk of change in exchange rates related to borrowings in foreign currency, purchase and sale transactions in foreign currency and intercompany borrowing operations that: (i) are highly related to the changes in the market value of the hedged item, both at the beginning as well as during contract term; (ii) have documentation of the transaction, hedged risk, risk management process and methodology used in assessing future effectiveness; and (iii) are considered effective in reducing the risk associated with the exposure to be hedged. It allows the application of the hedge accounting methodology, with effect of the fair value measurement on the shareholders’ equity and the realization on the statement of profit or loss in the item related to the hedged item.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Discontinuing hedge accounting

Hedge accounting is discontinued when the Company terminates the hedge relationship, the hedge instrument matures or is sold, revoked or executed, or no longer qualifies to hedge accounting. Any gains or losses recognized in OCI and accumulated in shareholders’ equity up to that date remain in shareholders’ equity related to cash flow hedge and are recognized when the forecast transaction is eventually recognized in the statement of profit or loss.

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

When the forecast transaction is no longer expected, cumulative gains or losses and deferred in the statement of changes in shareholders' equity are immediately recognized in the statement of profit or loss.

The Company assesses, on a prospective basis, throughout the hedge term, the effectiveness of its derivative instruments, as well as changes in their fair value.

The fair values of derivative instruments are disclosed in note 5.5.

3.7Trade accounts receivable

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

Subsequently, trade accounts receivable are measured at amortized cost by using the interest rate method and they are subject to impairment test.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.8Inventories

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

3.9Carbon credits – carbon neutral program

In 2007, the Company assumed, with its associates, clients, suppliers and shareholders, a commitment to be a Carbon Neutral company, which is to neutralize its emissions of greenhouse gas (“GHG”), throughout its production chain, from extraction of raw materials to post- consumption.

This commitment, which presently refers to the operations of all Company and does not reflect a legal obligation to the extent in which the specific regulations still have not been promulgated by the legislative branch.

Thus, considering the practices historically applied by the Company and the specificity of the commitments assumed and disclosed to the market and society, this commitment is considered a non-formalized obligation, according to CPC 25 (IAS 37 - Provisions, Contingent Liabilities and Contingent Assets).

The liability is estimated through audited carbon emission inventories carried out annually and valued based on the best estimate of the cash disbursement that will be required to settle the current obligation at the reporting date, considering the history of similar transactions carried out by the Company for such end. As of December 31, 2022 and 2021, the balance recorded as “Other non-current liabilities” refers to the total carbon emissions during the period of 2007 to 2022 that have not yet been neutralized by corresponding projects and therefore not granting of the carbon neutral certificate.

The Company elected to make purchases of carbon credits by investing in projects with environmental benefits arising from the voluntary market. Thus, the costs incurred will generate carbon credits after completion or maturation of these projects. Such expenses are recorded in the line item “other current assets” (see note 14) and are measured on initial recognition at cost based on the amounts invested and subsequently measured based on the estimated average value of certificates receivable from recent transactions between unrelated parties.

Upon effective delivery of the related carbon neutral certificates to the Company, and duly filed, the obligation of being carbon neutral is effectively fulfilled; therefore, the asset balances are offset against those of the liabilities.

3.10Property, plant and equipment

Property, plant and equipment is measured at cost of acquisition or construction, plus interest capitalized during construction period, in the case of qualifying assets, and reduced by accumulated depreciation and impairment losses, if applicable. Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted, if applicable.

Land is not depreciated. Depreciation of the other assets is calculated to reduce the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their useful lives and is recognized in the statement of profit or loss. The estimated useful lives of the assets are mentioned in note 16.

Gains and losses on disposals are calculated by comparing the proceeds from the sale with the carrying residual amount and are recognized in the statement of profit or loss as “other operating income (expenses), net”.

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.11Intangible assets

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

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the method for an intangible asset with a finite useful life are reviewed at least at each reporting date. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense regarding intangible assets with finite lives is recognized in the statement of profit or loss in the expense category that is consistent with the function of the intangible assets.

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

An intangible asset is written off upon disposal (i.e., at the date the receiver of the asset obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon write-offs of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss in item “other operating income (expenses), net”.

The main classes of intangible assets and useful life are detailed below and described in note No. 17.

3.11.1        Software

Licenses of software and enterprise management systems acquired are capitalized and amortized according to the useful lives, and maintenance costs are recognized as expenses when incurred.

Business management system acquisition and implementation costs are capitalized as intangible assets when the asset is identified, when there is evidence that future economic benefits will be generated and when the asset is controlled by the Company, taking into consideration its economic and technological viability. Contracts involving hosting and/or processing of information in the cloud (“cloud computing arrangements”) generate intangible assets to the extent that on the contract start date, the Company obtains control of the software. Contracts which only provide the right of access to the supplier's software during the term of the contract are treated as a service contract and, consequently, recognized as an expense in the statement of profit or loss as the service is provided (since the right of receiving access to the supplier's software does not give the Company, at the commencement date of the contract, the power to obtain the future economic benefits arising from the software itself and to restrict third parties' access to those benefits).

The amounts incurred on software development recognized as assets are amortized under the straight-line method over its estimated useful life. The expenditures related to software maintenance are recognized in profit or loss of the year when incurred.

3.11.2        Trademarks and patents

Separately acquired trademarks and patents are stated at their historical cost. Trademarks and patents acquired in a business combination are recognized at fair value on the date of acquisition. For trademarks and patents with a defined useful life, amortization is calculated using the straight-line method.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.11.3        Relationship with retail clients, franchisees, sub-franchisees and agents

Relationships with retail clients, franchisees, sub-franchisees and agents acquired in business combinations are recognized at fair value on the date of acquisition and amortization is calculated using the straight-line method.

3.11.4        Key money with defined useful life

Key money with defined useful life is recorded at the acquisition cost and amortized using the straight-line method during the rental period.

3.11.5        Technologies developed

Technologies developed include technology for product development (including formulas, labeling data, manufacturing processes, regulatory approvals, product packaging and designs) arising from business combination, and are recognized at fair value on the date of acquisition and its amortization is calculated using the straight-line method.

3.12Impairment of non-financial assets

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

The Company bases its impairment calculation on most recent budgets and forecast calculations, which are prepared separately for each of the Company’s CGU (or groups of cash-generating units with respect to goodwill for future profitability) to which the individual assets are allocated and monitored for the purpose of its recoverability. These budgets and forecast calculations generally cover a period of ten years. A long-term growth rate is calculated and applied to project future cash flows after the tenth year.

Impairment losses are recognized in the statement of profit or loss in expense categories consistent with the function of the impaired asset.

For non-financial assets, excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the assets or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of profit or loss.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Goodwill and other intangible assets with indefinite useful lives are tested for impairment annually as of December 31, and when circumstances indicate that the carrying amount may be impaired. Impairment losses relating to goodwill cannot be reversed in future periods.

3.13Lease liability

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

The Company's lease liabilities are disclosed in Note 18.

On May 28, 2020, the IASB issued “Covid-19-Related Rent Concessions”, amendment to IFRS 16 – Leases (CPC 06 (R2)), and subsequently extended the effectiveness of those conditions until June 30, 2022. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect up to June 2022 not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19-related rent concession the same way it would account for the change under CPC 06 (R2) (IFRS 16), if the change was not considered a lease modification.

As of December 31, 2022, the positive impact arising from the relief provided by the amended standard totaled to R$19,740 on the Company’s statement of income which was recorded as “operating expenses and cost of sales” (R$80,037 in the year ended December 31, 2021).

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

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

3.13.2        Short-term leases and leases of low-value assets

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

3.14Current assets held for sale and discontinued operations

The Company classifies current assets and disposal groups as held for sale if their carrying amounts will be recovered mainly through a sale transaction rather than through continuous use. Current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance expenses and income tax expense.

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

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount in the statement of profit or loss as profit or loss after taxes in the statement of profit and loss.

The amounts presented as held for sale and discontinued operations come from the subsidiary Avon’s business combination process. Discontinued operations basically refer to costs incurred with the resolution of lawsuits associated with the operation that the subsidiary Avon kept in North America, which was sold prior to the acquisition of subsidiary Avon by the Company. The Company presents these effects as part of its discontinued operations since it considers the discontinued operations of the subsidiary Avon as an extension of the Company and for assessing that this presentation reliably represents the essence of the associated transaction.

3.15Trade accounts payables and reverse factoring operations

The Company is party of a reverse factoring operation (supplier finance arrangement) with a financial institution to facilitate administrative procedures for suppliers to advance receivables related to the routine purchases of the Company. In this operation, the financial institution separately offers to pay the supplier in advance in exchange for a discount and, when agreed between the bank and the supplier (the decision to join this transaction is solely and exclusively on the supplier), the Company pays the financial institution on the original payment date at the full-face value of the originating obligation.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

This operation does not change the amounts, nature and timing of the liability (including previously agreed-upon terms, prices and conditions) and it does not affect the Company with financial charges practiced by the financial institution, on performing a thorough analysis of suppliers by category. There is no guarantee given by the Company.

Additionally, the payments made by the Company represent purchases of goods and services, are directly related to invoices from trade accounts payables and do not change the Company’s cash flows. Thus, the Company continues to recognize the liability as a trade accounts payables and these transactions are presented as operating activities in the cash flow statement.

3.16Provisions for tax, civil and labor risks

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

The provisions for tax, civil and labor risks are monetarily adjusted through the end of the year to cover probable losses, based on the nature of the risk and the opinion of the Company’s legal advisors. The monetary adjustments are recorded in finance expenses, see note 29.

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

3.17Current and deferred income tax and social contribution

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

Deferred taxes represent tax debits and credits on temporary differences between tax base and accounting base of assets and liabilities on accrued tax losses. Deferred tax assets and liabilities are classified as non-current as required by CPC 32 / IAS 12 – Income taxes.

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

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

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

3.18Employee benefits

3.18.1        Short-term benefits

The obligations of short-term benefits for employees are recognized as personnel expenses as the corresponding service is rendered. The liability is recognized at the amount of the expected payment if the Company has a legal or non-formalized obligation to pay the amount due to services rendered by the employee in the past and the obligation can be reliably estimated.

3.18.2        Profit sharing program

The Company recognizes a liability and an expense for its profit-sharing program based on criteria that considers the profit attributable to its shareholders and which is tied to the achievement of specific operational goals and objectives established and approved in the beginning of each year.

3.18.3        Defined contribution plans

Obligations to contribute to defined contribution plans are recognized in the statement of profit or loss as personnel expenses when the related services are rendered by employees. Contributions paid in advance are recognized as an asset to the extent that a cash refund or a reduction in future payments is possible.

3.18.4        Defined benefit plans

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

The current service cost and accrued interest on the present value of the liability are recognized in the statement of income and the actuarial gains and losses, generated by the remeasurement of the liability due to changes in actuarial assumptions, are recognized in “OCI”. In case of changes or reductions in the plan, the effects of the cost of past services are recognized in the statement of profit or loss on its occurrence date.

3.19Share-based payments

The Company’s executive officers are granted the following purchase option plans, settled exclusively with its own shares.

i)	Stock option plans;
ii)	Restricted share purchase program;
iii)	Stock option plan related to the strategy acceleration; and
iv)	Performance share purchase program.

The plans are measured at fair value at the grant date. In determining the fair value, the Company uses an adequate valuation method, details of which are disclosed in note 28.1.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The cost of transactions settled with equity instruments is recognized, together with a corresponding increase in shareholders’ equity under “additional paid-in capital”, throughout the period in which the service conditions are fulfilled, ending on the date on which the employee is fully vested in the right to the award (vesting date). The cumulative expense recognized for equity instruments transactions settled on each base date up to the vesting date reflects the extent to which the vesting period has transpired and the Company’s best estimate of the number of equity instruments to be vested. The expense or credit of the year is recorded in the statement of profit or loss under “selling or administrative expenses”, depending on the internal department where the eligible employee is allocated.

For the stock options plan and the strategy-acceleration program, even after expiration of the term for exercise, the recognized expense is not reversed since the right has been vested in executive officers.

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

The dilution effect of options granted is reflected as additional share dilution in the calculation of diluted earnings per share.

3.20Dividends and interest on net equity

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

3.21Treasury shares

The Company’s own equity instruments which are reacquired (treasury shares) are recognized at acquisition cost and deducted from shareholders’ equity. No gain or loss is recognized in the statement of profit or loss regarding the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Upon disposal or transfer of treasury shares to beneficiaries of share-based payment plans (settled in shares), the amount of the consideration received is recognized as an increase in shareholders’ equity, and any gain or loss resulting from the transaction is recorded as a capital reserve.

3.22Operating segments

The information per business segment is presented in note 25 in a manner consistent with the internal report provided to the chief operating decision maker.

The main decision-making body of the Company, which is responsible for defining the allocation of funds and for the performance assessment of the operating segments, is the Board of Directors.

Additionally, the Company has a Group’s Operational Committee (“GOC”) that includes the CEOs of Natura &Co Holding, Natura &Co Latam, Avon International, The Body Shop and Aesop, in addition to representatives of key business areas (Finance, Legal, Operations and Corporate Governance), which advises the Board of Directors and is responsible for, among others things, monitoring the implementation of short and long-term strategies and making recommendations to the Board of Directors regarding the management of the Company, from the perspective of its results, allocation of funds among business units, cash flow and talent management.

3.23Revenue from contracts with customers

Revenue from contracts with customer is recognized when control of the goods or services is transferred to the customer at an amount that reflects the fair value of the consideration the Company expects to be entitled in exchange for those goods or services. The Company has concluded that it is the principal in its revenue arrangements.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

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

3.23.1        Direct sales

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

3.23.2   Direct sales – Additional charges and penalties for late payments

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

3.23.3   Retail sales

The Company, which operates in the retail market, measures sales revenues based on the fair value of the consideration received/receivable, excluding discounts, rebates and taxes or charges on sales. These revenues are recognized when the performance obligation is fulfilled, i.e., when the promised product is physically delivered, and the consumer obtains control over the product.

3.23.4   Other performance obligation

3.23.4.1       Loyalty program (points campaign)

The Company offers points campaign (loyalty program), in which customers accumulate points - while buying the Company’s products - to be exchanged (redeemed) for products in the future. Measurement of points is based on their expected cost, plus a margin. The amount allocated to the loyalty program is deferred and the revenue is recognized upon redemption of the points accumulated by consultants for retail and direct sales, or when they expire or are no longer considered redeemable. The loyalty program points are valid for up to approximately five months (six cycles).

3.23.4.2       Program for recognition of Natura and Avon consultants’ performance

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

3.23.4.3       Events

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

3.23.4.4       Franchises (courses, training and consulting/outfit and opening)

Upon execution of the agreement, the Company charges from franchisees a fixed amount, part of which is allocated to courses, training and consultancy to train and instruct the franchisee to sell “Natura” and “The Body Shop” brand products. In addition, other part of the charged amounts refers to outfit (specific products to be used at the franchisee store) and inauguration (franchisee’s store opening event). The Company believes that these items represent a material right and, for such, they are considered a performance obligation. Measurement is based on the market value of these items, being initially recognized as deferred revenue. When the franchisee’s store is opened, this deferred revenue is allocated to the statement of profit or loss.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.23.4.5       Franchisees (advertising fund)

Upon the execution of the agreement, the Company charges from franchisees a fixed amount, a part of which is for the advertising fund (monthly delivery of showcases). The Company believes that this item represents a material right and, for such, it was considered a performance obligation. Measurement is based on the market value of this item, being initially recognized as deferred revenue. This deferred revenue is allocated to statement of profit or loss upon the delivery of showcases to the franchisees.

3.23.4.6       Franchises (brand right of use)

Upon the execution of the agreement, the Company charges from franchisees a fixed amount, part of which is for the use of the “Natura” brand. The Company believes that this item represents a material right and, for such, it was considered a performance obligation. Measurement is based on residual value, i.e., the remaining value after excluding the market value of courses, training and consultancy services, outfit and inauguration, and the advertising fund. This amount is initially recognized as deferred revenue. This deferred revenue is allocated to statement of profit or loss, on a straight-line basis, over the term of the franchise agreement.

3.23.4.7       Royalty revenues

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

3.23.4.8       Incentives related to “free-of-charge” products and promotional gifts

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

3.24Sales taxes

Sales taxes are recognized net of sales taxes, except (i) when sales taxes incurred on the purchase of goods or services are not recoverable from the tax authorities, in which case the sales tax is recognized as part of the acquisition cost of the asset or expense item, as the case may be; (ii) when the amounts receivable and payable are presented together with the sales taxes amount; and (iii) when the net amount of sales taxes, recoverable or payable, is included as a component of the amounts receivable or payable in the balance sheet.

Tax incentives related to taxes on sales for the current year are recognized in the Company's statement of profit or loss for the year and recorded in net sales.

3.24.1        Exclusion of ICMS from the tax bases for calculating contributions to PIS and COFINS

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

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Until 2021, the Company recognized, on an accounting basis, tax credits arising from lawsuits for the exclusion of ICMS from the PIS and COFINS basis, as a result of the unappealable conclusion of these lawsuits. Existing credits for lawsuits that had not yet been concluded were considered contingent assets in the financial statements.

On May 13, 2021, the STF partially granted the motion to clarify filed by the Federal Government (Extraordinary Appeal No. 574,706/PR), aiming at restricting the effects of the decision, with general repercussion, that the ICMS does not integrate the tax base for purposes of assessment of the Profit Participation Program (PIS) and of the Contribution for the Financing of the Social Security (COFINS) and also determining that (i) the decision should produce effects as of March 15, 2017 (merit judgment), except for the court actions and administrative proceedings filed until such date; and (ii) the ICMS to be excluded from the PIS and COFINS base is the one indicated in the invoices. As a result of this decision, which settled any doubts regarding the merit, the Company recognized, during the year ended December 31, 2021, the credits arising from such discussion in the amount of R$135,297, disclosed in other operating expenses, net, and the financial charges were recorded under finance income.

3.24.2        Concept of supplies for calculating credits of PIS and COFINS contributions

The Company claims that PIS and COFINS credits are measured and calculated reliably and based on the best interpretation of current legislation and the country’s jurisprudential scenario, whose evolution is permanently assessed by the Company and its legal advisors.

3.25Statement of added value

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

3.26Earnings per share

The basic earnings per share are calculated by dividing the profit (loss) attributable to the Company’s shareholders by the weighted average number of outstanding common shares, excluding common shares purchased by the Company and held as treasury shares.

Diluted earnings per share are calculated by adjusting the weighted average number of outstanding common shares, assuming the conversion of all potential common shares that would cause dilution. The Company has stock options, restricted shares, strategy acceleration and performance shares that would have a dilutive effect on any earnings per share. Considering that the Company recorded a loss for year ended December 31, 2022, any adjustment would have an anti-dilution effect and, therefore, the diluted loss per share is equal to the basic loss per share (see note 31).

The Company chose to present the basic and diluted amounts per share resulting from discontinued operations together with the information on earnings per share of continuing operations in note 31, presenting the information for continuing operations in the statement of profit or loss. Such information is presented based on the statement of profit or loss.

3.27New standards, amendments and interpretations issued but not yet effective

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

3.27.1        Amendments to IAS 8 (CPC 23) - Definition of accounting estimates

In February 2021, the IASB issued amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors (CPC 23), where a definition of accounting estimates is introduced. These amendments seek to clarify the distinction between the concepts of “changes in accounting estimates” and “changes in accounting policies and correction of errors”. In addition, they clarify how entities use measurement techniques and data to develop accounting estimates.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The amendments are applicable for years beginning on or after January 1, 2023 and shall be applicable to changes in accounting policies and estimates that may occur on or after such period. The Company does not expect these changes will have a material impact. In the financial statements.

3.27.2        Amendments to IAS 1 (CPC 26 (R1)) and IFRS Practice Statement 2, Disclosure of accounting policies

In February 2021, the IASB issued amendments to IAS 1 (CPC 26 (R1)) and IFRS Practice Statement 2 Making Materiality Judgments (document of an educational nature issued by the IASB and not published by the CPC in Brazil), in which it provides guidance and examples to help entities apply materiality judgments to accounting policy disclosures. These amendments are intended to assist entities in providing accounting policy disclosures that are more useful by replacing the requirement that entities disclose their “significant” accounting policies with a requirement to disclose their “material” accounting policies and adding guidance on how entities apply the concept of materiality in decision-making on accounting policy disclosures.

The amendments are applicable for years beginning on or after January 1, 2023. While the Company is reviewing the disclosure of accounting policies to ensure consistency with the new requirements, a material impact in the financial statements is not expected.

3.27.3        Amendments to IAS 12 (CPC 32), deferred taxes related to assets and liabilities arising from a single transaction

IASB issued amendments to IAS (CPC 32), which restrict the scope of application of the exception to the initial recognition according to IAS 12 (CPC 32), so that it no longer applies to transactions which give rise to equal temporary taxable and deductible differences in the initial recognition.

The amendments must be made to transactions that are carried out on or after the start of the oldest comparison period presented. In addition, at the start of the oldest comparison period presented, a deferred tax asset (as long as there is taxable profit) and a deferred tax liability must also be recognized for all temporary taxable and deductible differences associated with leases and deactivation obligations.

The amendments to the IAS 12 (CPC 32) are effective for periods beginning on or after January 1, 2023. The Company does not expect these changes will have a material impact. In the financial statements.

3.27.4        Amendments to IAS 1 (CPC 26 (R1)) - Non-current liabilities with covenants

IASB issued amendments to IAS 1 (CPC 26(R1)), so as to improve on the information provided by an entity when its right to avoid liquidation of a liability for at least twelve months is subject to satisfaction of covenants. In particular, amendments seek to clarify if such covenants affect whether this right will exist at the end of the reporting period, if an entity is obligated to satisfy theses covenants before or at the end of the reporting period and to require the disclosure of information that allow users of the financial statements to understand the risk that the liabilities will be advanced within twelve months of the reporting period, including the carrying amount and the nature of the covenants and when the entity is obligated to satisfy them, in addition to facts and circumstances (if any) that may indicate a difficulty by the entity of satisfying such covenants.

The amendments are effective for years beginning on or after January 1, 2024. While the Company is reviewing the disclosure of accounting policies to ensure consistency with the new requirements, a material impact in the financial statements is not expected due to the history of the Company of satisfying covenants and based on the disclosure currently provided.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.27.5        Amendments to IFRS 16 (CPC 06 (R2)) - Lease liabilities and leaseback

IASB changed the amendments issued for  IFRS 16 (CPC 06 (R2)) to include the subsequent measurement requirements for sale and leaseback transactions to satisfy the requirements of IFRS 15 (CPC 47) for them to be counted as a sale. The amendments require that a seller-lessee subsequently measure the lease liabilities arising from relocation so as to not recognize any amount with gain or loss related to its right of use.

The amendments are effective for years beginning on or after January 1, 2024. Given the low history of the Company with sale and leaseback transactions, a material impact in its financial statements is not expected.

3.28New standards, amendments and interpretations of standards adopted for the first time for the year beginning on January 1, 2022

Standards and changes that came into force as of the years started on or after January 1, 2022 did not have any material impact on the Company’s financial statements. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Additionally, the Company adopted IFRS 9 (CPC 48), for hedge accounting on January 1, 2022, replacing IAS 39, Financial Instruments (CPC 38), which the Company had elected to keep in force for hedge accounting from the first-time adoption of IFRS 9 (CPC 48) on January 1, 2018. The transition to IFRS 9 (CPC 48) was carried out prospectively and pre-existing hedging relationships were treated as ongoing hedging relationships, without loss of effectiveness or designation in transition. The adoption of IFRS 9 did not produce significant effects on the Company’s financial statements.

4.  CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements requires management to make certain judgments and use assumptions and estimates based on experience and other factors considered relevant, which affect the values of assets and liabilities, and which may present results that differ from actual results.

The areas that require a higher level of judgment and have greater complexity, as well as the areas in which assumptions and estimates are significant for the financial statements, are disclosed below.

4.1Income tax, social contribution, and other taxes

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

The Company has R$12,735,337 of reportable unrecognized tax losses as of December 31, 2022 (R$ 12,324,912 on December 31, 2021). These losses relate to subsidiaries that have a history of losses, do not expire, and may not be used to offset taxable income in other subsidiaries. The subsidiaries neither have any taxable temporary difference nor any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. Based on this, the Company determined that it cannot recognize deferred tax assets on these tax losses carried forward.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

4.2Provision for tax, civil and labor risks

The Company is party to several legal and administrative procedures as described in note 22. Provisions are recorded for process related to tax, civil and labor risks related to lawsuits that represent probable, except for those related to business combinations, and are estimated with a certain degree of certainty. The assessment of the likelihood of loss includes the assessment of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions, and their relevance in the legal system, as well as the assessment of legal advisors.

4.3Post-employment health care plan

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

4.4Stock option plan, restricted share plan, strategy-acceleration program and performance share program

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

The stock option plan, restricted share plan, strategy-acceleration program and performance share program are measured at fair value at the grant date and the expense is recognized in profit or loss during the vesting period and in “Additional paid-in capital” in shareholders’ equity. At the balance sheet dates, Management reviews the estimates as to the number of purchase options/restricted shares and, where applicable, recognizes the effect arising from this review in profit or loss for period against shareholders’ equity. The assumptions and models used to estimate the fair value of the stock option plan, restricted share plan and strategy-acceleration program are disclosed in note 28.1.

4.5Impairment of non-financial assets

An impairment loss exists when the carrying amount of an asset or CGU exceeds its recoverable amount, which is the higher of fair value less cost of disposal and value in use. Fair value less costs of disposal is calculated based on information available about similar assets sold or market prices less additional costs to dispose of the asset.

Value in use is calculated based on the discounted cash flow model. Cash flow derive from financial budgets approved by Board of Directors for period of three years and complemented for a discretionary period of ten years estimated by Management, with a terminal value projected for the end of the period. The ten-year period was considered for better aligning and smoothing the effects projected between the discretionary period and the effects calculated in perpetuity. The cash flows are prepared following the operating segment’s, projections considering market’s expectations for operations, estimated investments and working capital, as well as other economic factors that are specific to the Company and the nature of its risks and operations. The value in use is sensitive to the discount rate used under the discounted cash flow method, as well the operating margins considered, the growth rate and perpetuity used for extrapolation purposes.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

4.6Allowance for trade accounts receivables expected losses

The allowance for expected losses on trade accounts receivables from customers is estimated based on the loss risk in an aging list model. The characteristics of the Company’s trade accounts receivable are (i) immaterial financial component; (ii) non-complex receivables portfolio; and (iii) low credit risk.

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

4.7Allowance for inventory losses

The allowance for inventory losses is estimated using a methodology to contemplate discontinued products, materials with slow turnover, materials with an expired expiration date or close to the expiration date, and materials outside the quality parameters.

4.8Leases - Incremental borrowing rate

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

5.  FINANCIAL RISK MANAGEMENT

5.1General considerations and policies

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

Risk management of the Company’s operations is performed by the Company’s Corporate Treasury, which is also responsible for approving short-term investments and borrowings transactions. Risk management of the subsidiaries Aesop, The Body Shop, Avon and Natura Cosméticos is conducted by local treasury teams, subject to monitoring and approval of the Company’s Corporate Treasury.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

5.2Risks associated with the conflict between Russia and Ukraine

In February 2022, Russia launched a full-scale military invasion and is now engaged in a wide-ranging military conflict with Ukraine. In response, governments, and authorities around the world, including the United States, United Kingdom and the European Union, announced sanctions and export restriction on certain companies, financial institutions, individuals and economic sectors of Russia and Belarus. In response, Russia announced countermeasures aimed at punishing foreign companies for interrupt their activities. Such sanctions and other measures could adversely affect our business.

So far, the conflict resulted in the suspension of the operations of the subsidiaries The Body Shop and Aesop in Russia and of exports from the Russian manufacturing unit to other countries in the region, which are now supplied by our unit in Poland. Avon, however, continues to provide a basic earning opportunity to its Representatives through a simplified operating model. The administrative operations in Ukraine that were carried out within the Company's facilities have been idle since the beginning of the conflict. As of the date of these financial statements, the Company confirms that the facilities, as well as the goods and stocks held therein, have not been damaged and are in a suitable condition to be operated as activities resume in the future.

There is no material impact considering the matter above until the issue date of the Company’s financial statements.

Regarding operations of the subsidiary Avon in Russia, as of the date of these financial statements, no significant impacts were identified that affect the business model for managing financial assets or the classification of these assets. Additionally, there are no indications of a significant increase in the expected credit loss associated with operations, considering the maintenance of receivables collection levels and the increase in cash transactions (considering the reduction in credit operations as a result of restrictions imposed locally and of credit card processing companies in the country).

During the quarter ended June 30, 2022, the Company's Management decided not to continue the operations of subsidiary The Body Shop in Russia and the related impacts are disclosed in note 30.

Considering the maintenance of collection levels and sales operations for the local market in Russia, as well as the inexistence of significant restrictions that affect the Company's ability to carry out the management and cash changes necessary to maintain its operations, there is no significant risk of liquidity related to these events that affect this financial statement. Similarly, market risks associated with the transaction, including interest rate, currency and other price risks, including raw materials, did not significantly affect the Company's financial assets, considering the expectation of recoverability of the amounts in the ordinary course of business.

Regarding the operations in Ukraine, the temporary suspension of sales in March and the reduction in the collection of outstanding receivables resulted in an increase in the allowance for losses on trade accounts receivable on December 31, 2022, this effect, however, not being material for this consolidated interim accounting information. Additionally, considering the absence of restrictions imposed on the changes in cash and cash equivalents, raising funds in the ordinary course of business and making payments and receipts, at the date of the financial statements, there are no significant impacts on the liquidity of the operations in that location.

As a result of the developments of the conflict in the year ended December 31, 2022, there were still no impacts resulting from possible breaches of covenants or losses related to derecognition and/or modification of financial instruments or reclassification of cash flow hedge reserve amounts as a result of loss of effectiveness of derivatives recognized by hedge accounting or by the loss of expectation that transactions evaluated as highly probable will actually occur.

The Company's Management is continuously monitoring developments to assess any possible future impacts that may arise as a result of the ongoing crisis, including the impairment of financial and non-financial assets, which the Company’s Management assesses based on the best information available.

5.3     Financial risk factors

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

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

a)Market risks

Market risks reflect the risks that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices, including foreign exchange risk, interest rate risk and other price risks. The Company is exposed to market risks arising from their business activities. These market risks mainly comprise possible fluctuations in exchange and interest rates (detailed below in this note).

Other price risks include, among others, exposures to financial instruments due to changes in commodity and raw material prices. Climatic aspects, such as the availability of natural raw material used in the products and/or significant changes in the cost of these items in view of their dependence on an environment conducive to harvesting and/or extraction in accordance with the sustainability assumptions and the commitments assumed by the Company with the environment may expose the Company to additional market risks that affect the entity's operations as well as the measurement and/or recoverability of financial instruments. As of December 31, 2022, the Company’s Management assessed these risks and concluded that they are not material. The disclosures about interest rate and liquidity risks discussed below also bring other considerations about sustainability and climate change issues.

To hedge the current balance sheet positions of the Company against market risks, the following derivative instruments are used and consist of the balances in the following table, as of December 31, 2022 and 2021:

Description – Balance sheet position	Fair value (Level 2) Consolidated
	2022	2021
Financial derivatives	(785,733)	516,386
Operating derivatives	(11,144)	251
Total	(796,877)	516,637

b)Foreign exchange risk

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

To hedge from the foreign exchange exposures in relation to foreign currency, the Company enters transactions with derivative instruments such as swap and non-deliverable forward (“NDF”).

Derivative instruments to hedge foreign exchange rate risk

The Company classifies derivatives financial instruments between financial and operating derivatives. Financial derivatives include swaps or forwards engaged to hedge the foreign exchange risk the borrowing, financing, debt securities and intercompany borrowings denominated in foreign currency. Operating derivatives financial instruments are used to hedge the foreign exchange risk from the business’s operating cash flows.

On December 31, 2022 and 2021, the derivative financial instrument balances are composed as follows:

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Financial derivatives

	Fair value		Gains (losses) of fair value adjustment
Description	2022	2021	2022	2021
Swap agreements: (a)
Asset portion:
Dollar long position	6,108,505	6,881,981	34,867	978,350

Liability portion:
Post-fixed CDI Rate:
Short position in CDI	(6,874,285)	(6,348,442)	(697,678)	(823,887)

Forward contracts and NDF:
Liability portion:
Post-fixed CDI Rate:	(521)	(137)	(521)	(137)
Short position at interbank rate	(19,432)	(17,016)	3,723	94
Total derivative instruments, net:	(785,733)	516,386	(659,609)	154,420
a)	Swap transactions consist of swapping the exchange rate variation for a correction related to a percentage of the fluctuation of the Certificate of bank deposits (post-fixed CDI), in the case of Brazil.

Below are the changes in net derivatives balances for the years ended on December 31, 2022 and 2021:

Balance as of December 31, 2020	1,846,777
Gain from swap and forward derivative contracts for the year (unrealized)	441,554
Receipt of funds due to settlement of derivative transactions - operational activity	(1,570,584)
Payment of funds due to settlements of derivative instruments - financing activity	9,040
Losses in cash flow hedge operations (other comprehensive income)	(210,150)
Balance as of December 31, 2021	516,637
Losses from swap and forward derivative contracts for the year (unrealized)	(992,813)
Payment of funds due to settlement of derivative transactions - operational activity	594,225
Receipt of funds due to settlements of derivative instruments - financing activity	(118,707)
Losses in cash flow hedge operations (other comprehensive income)	(790,479)
Other movements	(5,740)
Balance as of December 31, 2022	(796,877)

For the derivative instruments held by the Company as of December 31, 2022 and 2021, as the contracts are directly with financial institutions and not through stock exchanges, there are no margin deposits to guarantee these operations.

“Operating” derivatives

As of December 31, 2022 and 2021, the Company maintains forward derivative instruments, with the purpose of hedging the foreign exchange risk of operating cash flows (such as import and export transactions):

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
Description	Fair value
	2022	2021
Net position in GBP and USD	(4,510)	(404)
Forward contracts	(6,634)	655
Total of derivative instruments, net	(11,144)	251

Sensitivity analysis

For the foreign exchange risk sensitivity analysis, the Company’s Management believes that it is important to consider, in addition to the assets and liabilities with exposure to fluctuations in exchange rates recorded in the balance sheet, the fair value of the financial instruments entered into by the Company to hedge certain exposures as of December 31, 2022 and 2021, as set forth in the table below:

	2022	2021
Borrowing and financing in foreign currency in Brazil (a)	(5,252,376)	(5,897,015)
Trade accounts receivable in foreign currency in Brazil	521,427	307,433
Trade accounts payable in foreign currencies in Brazil	(15,214)	(37,390)
Fair value of financial derivatives	6,101,350	6,882,499
Net asset exposure	1,355,187	1,255,527
a)	Excluding transaction costs.

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

The following table shows the projection of the incremental loss that would have been recognized in profit or loss for the subsequent year, if the current net foreign exchange exposure remains static, based on the following scenarios:

Parity - R$ vs US$	5.2177	5.3798	4.0348	2.6899
	Scenario	Scenario	Scenario I	Scenario II
Operation/Instrument	Brazilian Real	Probable	Depreciation 25%	Depreciation 50%
Assets denominated in US$
Fair value of “financial” derivatives	6,101,350	6,290,873	4,718,155	3,145,436
Trade accounts receivable in foreign currency in Brazil	521,427	537,624	403,218	268,812

Liabilities denominated in US$
Borrowing and financing in foreign currency in Brazil	(5,252,376)	(5,415,528)	(4,061,646)	(2,707,764)
Trade accounts payable in foreign currencies in Brazil	(15,214)	(15,686)	(11,765)	(7,843)
Impact on net income and shareholders’ equity	1,355,187	42,096	(307,225)	(656,546)
F-39

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The probable scenario considers future US dollar rates for a 90 days-term. According to quotations obtained at the Brazilian Stock Exchange (“B3”) as of December 31, 2022 and in line with the first maturities of financial instruments with exchange exposure, R$ 5.3798 / US$ 1.00. Scenarios I and II consider an increase/decrease in the US dollar of 25% (R$ 4.0348 / US$ 1.00) and 50% (R$ 2.6899 / US$1.00), respectively. The Management uses the probable scenario in the assessment of possible changes in the exchange rate and presents said scenario in compliance with IFRS 7 - Financial Instruments: Disclosures (CPC 40).

Derivative instruments designated for hedge accounting

The Company formally designated its operations subject to hedge accounting for derivative instruments to hedge borrowings, financing and debentures denominated in foreign currency and other expenses of Company, for derivative instruments contracted to hedge the purchase of nationalized materials of indirect subsidiaries Avon Industrial and Natura Industria and for derivative instruments contracted to hedge the operating cash flows from subsidiary The Body Shop’s foreign currency purchase and sales transactions.

For years ending on December 31, 2022 and 2021, the Company designated for hedge accounting the derivative instruments (forward swap) contracted in May 2021 and October 2022, which aim at (i) eliminating the variation in the payments of principal amount and interest in dollars associated with (“ESG Notes”), making the payments fixed at CDI plus spread; and (ii) eliminating the variation in interest rates associated with the (“CRI debentures”) contracted in IPCA for a flow in CDI plus spread, according to the risk management policy of the Group.

The positions of derivative instruments designated as outstanding cash flow hedge on December 31, 2022  and 2021 are set out below:

Cash flow hedge instrument

As of December 31, 2021				Other comprehensive income
	Hedged item	Notional currency	Fair value	Accumulated contract gain (loss)	Gain (loss) in the year
Currency swap – US$/R$	Currency	BRL	533,539	64,145	(215,944)
Forward contracts (The Body Shop and Avon)	Currency	BRL	-	-	5,173
Forward agreements (Natura Indústria)	Currency	BRL	(129)	(129)	621
Total			533,410	64,016	(210,150)

As of December 31, 2022				Other comprehensive income
	Hedged item	Notional currency	Fair value	Accumulated contract gain (loss)	Gain (loss) in the year
Currency swap – US$/R$	Currency	BRL	(766,302)	(765,286)	(798,363)
Forward contracts (Aesop)	Currency	BRL	(1,350)	(1,350)	(1,350)
Forward contracts (The Body Shop)	Currency	BRL	4,757	4,757	4,757
Forward agreements (Natura Indústria)	Currency	BRL	1,673	1,673	1,665
Forward contracts (Natura Holding)	Currency	BRL	-	-	89
Forward contracts (Avon)	Currency	BRL	74	2,723	2,723
Total			(761,148)	(757,483)	(790,479)

(*) The positions of derivative financial instruments designated as a fair value hedge are not material, therefore we are not disclosing them.

NATURA &CO HOLDING S.A.
NOTES TO CONSOLIDATED THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The changes in cash flow hedge reserve recorded in OCI are shown below:

Cash flow hedge balance as of December 31, 2020	159,077
Change in the fair value of hedge instrument recognized in OCI	(210,150)
Tax effects on fair value of hedge instrument	72,939
Cash flow hedge balance as of December 31, 2021	21,866
Change in the fair value of hedge instrument recognized in OCI	(790,479)
Tax effects on fair value of hedge instrument	270,035
Cash flow hedge balance as of December 31, 2022	(498,578)

The Company designates as cash flow hedge the derivative instruments used to offset variations arising from foreign currency exposure, in the fair value of contracted debts, other than the functional currency and in the projected operating cash flows in foreign currency.

There is an economic relationship between the hedged items and the hedging instruments, as the terms of the contracts correspond to (i) the terms of anticipated and highly probable transactions (for example, the notional amount and expected payment date) to the case of derivative instruments contracted to protect highly probable purchases; and (ii) terms associated with debts contracted in foreign currency which are hedged by derivatives that aim to eliminate the variability of cash flows associated with dollar-denominated debt.

The Company established a hedge ratio of 1:1 for the hedge relationships, as the underlying risks of the contracts are identical to the protected risk components.

To test the effectiveness of the hedge, the Company uses the hypothetical derivative method and compares the changes in the fair value of the hedging instruments with the changes in the fair value of the hedged items attributable to the hedged risks.

The sources of ineffectiveness, historically immaterial, may come from: (i) differences in the timing of cash flows from hedged items and hedging instruments; (ii) different indices (and, consequently, different curves) associated with the hedged risk of hedged items and hedging instruments; (iii) counterparty credit risk having a different impact on fair value movements of hedging instruments and hedged items; and (iv) changes in the expected amount of cash flows from hedged items and hedging instruments.

c)Interest rate risk

The interest rate risk arises from short and long-term investments, borrowing, financing and debentures. Financial instruments issued at variable rates expose the Company to cash flow risk associated with interest rate. Financial instruments issued at fixed rates expose the Company to the fair value risk associated with the interest rate.

The Company’s cash flow risk associated with interest rate arises from short-term and long-term investments, borrowing and financing issued at floating rates. The Company’s Management holds, for the most part, the indexes of its exposures to deposit and lending interest rates tied to floating rates. Short-term investments are adjusted by the Certificate interbank deposits (“CDI”) whereas borrowing and financing are adjusted by the CDI and fixed rates, according to the contracts entered into with financial institutions and through the negotiation of securities with investors in that market.

Additionally, the Company considered potential aspects related to sustainability and climate change commitments as part of the risks to which it is exposed in relation to the interest rate on financial instruments, except for the risks associated with the ESG notes (disclosed in item (f) below), there is no exposure to material risks which should be subject to specific disclosure.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Sensitivity analysis

As of December 31, 2022, there are borrowing, financing and debentures contracts denominated in foreign currency that are linked to interest swap agreements, changing the liability index rate to the CDI variation. Accordingly, the risk of the Company becomes the exposure to the variation of the CDI. The following table presents the exposure to interest rate risks of transactions related to CDI, including derivative transactions (borrowing, financing and debentures in Brazil were considered in full, given that 99.4% of the amount is related to the CDI):

Total borrowing, financing and debentures - in local currency (note 19)	(8,419,320)
Operations in foreign currency with derivatives related to CDI (a)	(5,172,966)
Short-term investments (notes 6 and 7)	3,091,344
Net exposure	(10,500,942)
(a)	Refers to transactions involving derivatives related to CDI to hedge the borrowing, financing and debentures arrangements raised in foreign currency in Brazil.

The sensitivity analysis considers the exposure of borrowing, financing and debentures, net of short-term investments, linked to CDI (notes 6 and 7).

The following tables show the projection of incremental loss that would have been recognized in profit or loss for the following year, assuming that the current net liability exposure is static and the following scenarios:

Description	Company Risk	Probable scenario	Scenario II	Scenario III
Net liability	Rate increase	(1,944)	(168,307)	(334,670)

The probable scenario considers future interest rates for 90 days-term, according to B3 quotations on the expected dates of the first maturities of financial instruments with exposure to interest rates, as of December 31, 2022. Scenarios II and III consider an increase interest rates by 25% (17.11% per year) and 50% (20.54% per year), respectively, over a CDI rate of 13.65% per year.

d)Credit risk

Credit risk refers to risk of a counterparty not complying with its contract obligations, which would result in financial losses for the Company. The Company’s sales are made to a high number of Natura and Avon Consultants and this risk is managed through a credit granting process. The result of this management is reflected under item “allowance for expected credit losses” in “trade accounts receivables”, as shown in note 8.

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

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

e)Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash, short-term investments, funds available through credit facilities and the ability to settle market positions.

Management monitors the Company’s liquidity level considering the expected cash flows in exchange for unused credit facilities, as shown in the following table:

	2022	2021
Total current assets	16,121,527	17,388,165
Total current liabilities	(13,337,868)	(13,601,218)
Total net working capital	2,783,659	3,786,947

As of December 31, 2022, the carrying amount of financial liabilities, measured using the amortized cost method, considering interest payments at a floating rate and the value of debt securities reflecting the forward market interest rates, may be changed due to the variation in floating interest rates. Their corresponding maturities, considering that the Company is in compliance with contractual covenants, are evidenced below:

	Less than a year	One to five years	More than five years	Total expected contractual cash flow	Interest to be accrued	Carrying amount
Borrowing, financing and debentures	722,146	3,228,866	13,140,599	17,091,611	(3,499,325)	13,592,286
Derivatives	640,257	1,504,007	(1,347,387)	796,877	-	796,877
Lease liability	1,070,253	2,019,723	856,402	3,946,378	(675,641)	3,270,737
Trade accounts payables, related parties and reverse factoring operations	6,375,930	-	-	6,375,930	-	6,375,930
Dividends payable	260	-	-	260	-	260

New borrowing and financing in the year ended December 31, 2022 refer basically to:

  Utilization of a revolving credit facility in the principal amount of up to US$ 625.0 million by the indirect subsidiary Natura &Co Luxembourg;
  Issue of debt securities by the indirect subsidiary Natura &Co Luxembourg maturing on April 19, 2029 in the principal amount of US$600 million (approximately R$2,809 million), subject to interest of 6.125% per year, which are guaranteed by Natura &Co Holding and by the subsidiary Natura Cosméticos;
  Issue of promissory notes by the subsidiary Natura Cosméticos in the amount of R$ 500.0 million with maturity in 2025;
  The subsidiary Natura Cosméticos celebrated its 11th issue of debentures in July 2022, where 826,030 simple, non-convertible debentures were issued, all nominative and book-entry, without issue of certificates or certificates, with a unit par value of one thousand reais (R$1), totaling R$ 826,030 with the maturity on July 21, 2027; and
  The subsidiary Natura Cosméticos celebrated its 12th issue of debentures in October 2022, where 1,050,000 simple, non-convertible debentures were issued, all nominative and book-entry, without issue of certificates or certificates, with a unit par value of R$ 1 (one thousand reais), totaling R$ 1,050,000 with maturity between 2027 and 2032.
F-43

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Matters related to climatic factors and other sustainability commitments assumed may expose the Company to possible risks related to its financial instruments, especially related to the potential variability of cash flows required to settle obligations with third parties on financing that involve such commitments. On May 4, 2021, subsidiary Natura Cosméticos concluded the offer of the notes linked to the sustainability goals subject to interest of 4.125% p.a. and with maturity date on May 3, 2028 (“ESG Notes”) subject to foreign exchange risk, in the total principal amount of US$1,000,000, and these are guaranteed by the Company. For this offer of notes, derivative instruments were contracted for hedging purposes. The targets, to be met by 2026, include a reduction in greenhouse gas emissions by 13% and the use of recycled plastic in packaging by at least 25%. Any non-compliance with the sustainability goals set forth above and/or lack of report issued by an external verifier attesting to the fulfillment of these goals within 30 days before November 3, 2027 (in relation to the year to be ended December 31, 2026) may affect the Company's liquidity, as it would lead to a 65-basis point increase in the interest rate per year. On the date of preparation of these financial statements, the Company has no indication that these targets will not be met at the time of effective measurement.

5.4     Capital Management

The Company’s objectives in managing its capital are to safeguard the Company’s ability to continue to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining an ideal capital structure to reduce this cost.

The Company monitors capital based on the financial leverage ratios. This ratio corresponds to the net debt divided by Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”). The net debt corresponds to total borrowing and financing (including short and long-term borrowing and financing, as shown in the balance sheet), deducted from cash and cash equivalents and short-term investments (except for “Crer para Ver” funds and Dynamo Beauty Ventures Ltd. Fund (“DBV”).

5.5     Fair value estimate

Financial instruments that are measured at fair value at the reporting dated as prescribed by IFRS 13/CPC 46 – Fair Value Estimate follow the hierarchy below:

➢	Level 1: Valuation based on quoted (unadjusted) prices in active markets for identical assets and liabilities on the reporting date. A market is seen as active if quoted prices are readily and regularly available from a Commodities and Securities Exchange, a broker, industry group, pricing service or regulatory agency, and those prices represent actual market transactions, which occur regularly on a purely commercial basis;
➢	Level 2: Used for financial instruments that are not traded in active markets (for example, over-the-counter derivatives), whose valuation is based on techniques that, in addition to the quoted prices included in Level 1, use other inputs adopted by the market for the asset or direct liabilities (i.e., as prices) or indirectly (i.e., derived from prices); and
➢	Level 3: Valuation techniques for which the lowest level input that is significant to the fair value estimate is unobservable.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The carrying amounts and fair values of the Company’s financial instruments as of December 31, 2022 and 2021 is presented as follows:

				Carrying amount		Fair value
	Note	Classification by category	Fair value hierarchy	2022	2021	2022	2021
Financial assets
Cash and cash equivalent	6
Cash and banks		Amortized cost	Level 2	2,904,808	3,349,398	2,904,808	3,349,398
Certificate of bank deposits		Fair value through profit or loss	Level 2	46,864	7,639	46,864	7,639
Repurchase operations		Fair value through profit or loss	Level 2	1,244,041	650,220	1,244,041	650,220
				4,195,713	4,007,257	4,195,713	4,007,257
Short-term investments	7
Government securities		Fair value through profit or loss	Level 2	31,415	435,898	31,415	435,898
Restricted cash		Fair value through profit or loss	Level 2	1,481	44	1,481	44
Financial treasury bills		Fair value through profit or loss	Level 2	539,450	646,586	539,450	646,586
Loan investment fund		Fair value through profit or loss	Level 2	1,228,093	896,212	1,228,093	896,212
DBV fund		Fair value through profit or loss	Level 3	35,235	36,921	35,235	36,921
				1,835,674	2,015,661	1,835,674	2,015,661

Trade accounts receivables - related parties	8 / 32.1	Amortized cost	Level 2	3,502,399	3,476,359	3,502,399	3,476,359
Judicial deposits	12	Amortized cost	Level 2	457,550	585,284	457,550	585,284
Sublease receivables	14	Amortized cost	Level 2	262,108	347,174	262,108	347,174
Receivables from service providers	14	Amortized cost	Level 1	110,214	162,268	110,214	162,268
				4,332,271	4,571,085	4,332,271	4,571,085

Financial and operating derivatives instruments		Fair value through profit or loss	Level 2	1,008,365	975,129	1,008,365	975,129

Financial liabilities
Borrowing, financing and debentures	19
Borrowing in local currency		Amortized cost	Level 2	(8,419,320)	(6,914,117)	(8,419,320)	(2,100,465)
Foreign currency borrowings		Amortized cost	Level 2	(5,172,966)	(5,802,715)	(5,172,966)	(5,755,272)
				(13,592,286)	(12,716,832)	(13,592,286)	(7,855,737)

Financial and operating derivative instruments		Fair value through profit or loss	Level 2	(1,805,242)	(458,492)	(1,805,242)	(458,492)

Lease	18	Amortized cost	Level 2	(3,270,737)	(3,547,862)	(3,270,737)	(3,547,862)
Trade accounts payables, related-parties’ and reverse factoring operations	20 / 32.1	Amortized cost	Level 2	(6,375,930)	(6,770,579)	(6,375,930)	(6,770,579)
Insurance payables	23	Amortized cost	Level 2	(69,364)	(127,413)	(69,364)	(127,413)
Dividends payable	24	Amortized cost	Level 2	(260)	(180,772)	(260)	(180,772)

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

To measure the fair value, the carrying amount represents an amount that is reasonably near to the fair value, as described below:

(i)

the balances of cash and cash equivalents, trade accounts receivables, accounts payable to suppliers and other current liabilities are equivalent to their carrying amounts, mainly due to the short-term maturities of these instruments;

(ii)

the short-term investment balances measured at (a) amortized cost approximate their fair values as the operations are carried out at floating interest rates and (b)fair value against profit or loss consider the rates agreed between the parties upon contracting investments, including market information that render this calculation possible.

(iii)

except for the issuance of real estate receivables certificates in 2022, the carrying amounts of borrowing, financing and debentures are measured at their amortized cost and disclosed at fair value, which does not differ materially from the carrying amounts as the agreed interest rates are consistent with current market rates; and

(iv)

the fair value of exchange rate derivatives (swap and forwards) is determined based on the future exchange rates at the dates of the balance sheets, with the resulting amount being discounted at present value.

The fair value of the investment in the Dynamo Beauty Ventures Ltd. (“DBV”) Fund, classified at level 3 of the fair value hierarchy is calculated based on information on the net value of the investment in the Fund (NAV) calculated by the Fund’s manager based on valuation assumptions consistent with the accounting practices adopted in Brazil and IFRS, adjusted to reflect the fair value assumptions applicable to the nature of the Company’s investment. The Company’s valuation considers inputs not observable in the model, in order to reflect the contractual restrictions on this investment for early redemption of the security in the market. The significant unobservable inputs used in the fair value estimate reflect a discount due to the lack of liquidity of the security, which represent the values that the Company determined that market agents would take into account for these discounts when defining the investment price. An increase (reduction) of 1% in the applied discount (12.4%) would result in an increase (reduction) in the fair value of the investment by R$402 (R$438 in 2021).

There were no transfers between measurement levels in the fair value hierarchy for the year ended December 31, 2022 and 2021 for these assets and liabilities.

Additionally, in the year ended December 31, 2022, there were no material effects on the fair value of financial assets and liabilities as a result of the increase in price volatility in markets affected by the conflict between Russia and Ukraine, counterparty risk in financial assets or inactivity of markets considered in the valuation.

6. CASH AND CASH EQUIVALENTS

	2022	2021
Cash and banks	2,904,808	3,349,398
Certificate of bank deposits	46,864	7,639
Repurchase operations (a)	1,244,041	650,220
	4,195,713	4,007,257

(a) Repurchase operations are securities issued by banks with a commitment by the bank to repurchase the securities, and by the client to resell the security, at a defined interest rate and within a predetermined term, which are backed by public or private securities (depending on the financial institution) and are registered within the Central Agency for Custody and Financial Settlement of Securities (“CETIP”), being short-term investments and with high liquidity.  As of December 31, 2022, repurchase operations are remunerated at an average rate of 100.0% of CDI (100.0% of the CDI as of December 31, 2021).

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

7. SHORT-TERM INVESTMENTS

	2022	2021
Exclusive Investment fund (a)	-	-
Mutual investment funds (b)	1,228,093	896,212
Treasury bills (c)	539,450	646,586
Government securities (LFT) (d)	31,415	435,898
DBV fund	35,235	36,921
Restricted cash	1,481	44
	1,835,674	2,015,661

Current	1,800,439	1,978,740
Non-current	35,235	36,921

(a)   The Company concentrate most of its investments in an Exclusive Investment Fund, which holds interest in shares of the Essential   Investment Fund.

The values of the shares held by the Parent Company are presented under the item “Exclusive Investment Fund” at the Parent Company. The financial statements of the Exclusive Investment Fund, in which the group has exclusive participation (100% of the shares), were consolidated, except for the shares of the InstitutoNatura, and the amounts of its portfolio were segregated by type of investment and classified as cash and short-term investments, based on the accounting practices adopted by the Company. For the purposes of consolidated presentation, the exclusive investment fund balance, as well as the positions of the other subsidiaries are presented according to the financial component.

The balance as of December 31, 2022, related to the “Crer para Ver” line within the exclusive investment fund is R$91,340 (R$96,070 as of December 31, 2021).

(b)    Mutual investment funds refer to the investments of some subsidiaries of the Company, which are concentrated in the entities of Argentina, Chile, Colombia and Mexico.

(c)    As of December 31, 2022, investments in treasury bills are remunerated at an average rate of 109.69% of the CDI (120.0% as of December 31, 2021).

(d)    As of December 31, 2022, investments in Government securities (LFT) are remunerated at an average rate of 100.02% of the CDI (102.0% of the CDI as of December 31, 2021).

The breakdown of securities constituting the Essential Investment Fund portfolio, regarding which the Company holds 100% interest, on December 31, 2022 and 2021 is as follows:

	2022	2021
Certificate of bank deposits (CDB)	2,012	-
Repurchase operations (cash and cash equivalents)	937,645	569,349
Treasury bills	539,450	646,586
Government securities (LFT)	46,071	428,865
	1,525,178	1,644,800

These amounts are presented together with the other investments of the same nature of the Company in the consolidated.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

8.  TRADE ACCOUNTS RECEIVABLE

	2022	2021
Trade accounts receivable	3,933,550	3,930,340
(-) Allowance for expected credit losses	(431,151)	(453,981)
	3,502,399	3,476,359

Maximum exposure to credit risk on the date of the financial statements is the carrying amount of each maturity date range, net of the allowance for expected credit losses. The following table shows trade accounts receivables by exposure to allowance for expected credit losses as of December 31, 2022 and 2021:

	2022		2021
	Trade accounts receivable	Allowance for expected credit losses	Trade accounts receivable	Allowance for expected credit losses
Current	2,814,843	(94,148)	2,488,412	(80,087)
Past due:
Up to 30 days	621,711	(59,764)	937,227	(68,782)
31 to 60 days	142,507	(53,609)	140,757	(56,784)
61 to 90 days	106,124	(48,851)	97,713	(49,731)
91 to 180 days	248,365	(174,779)	266,231	(198,597)
	3,933,550	(431,151)	3,930,340	(453,981)

The changes in the allowance for expected credit losses for the year ended December 31, 2022 and 2021 are as follows:

Balance as of December 31, 2020	(432,108)
Additions, net of reversals	(837,822)
Write-off (a)	817,446
Translation adjustment	(1,497)
Balance as of December 31, 2021	(453,981)
Additions, net of reversals	(605,995)
Write-off (a)	592,857
Translation adjustment	35,968
Balance as of December 31, 2022	(431,151)

(a)   Refers to accounts overdue for more than 180 days, which are written off when the Company has no expectation of recovering the trade accounts receivables and sales of customer portfolios.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

9.       INVENTORIES

	2022	2021
Finished products	3,634,068	4,619,237
Raw materials and packaging	1,159,507	1,166,681
Auxiliary materials	146,409	195,364
Products in progress	68,849	38,189
(-) Provision for inventory losses	(491,959)	(615,945)
	4,516,874	5,403,526

The changes in the allowance for inventory losses for the years ended December 31, 2022 and 2021 are as follows:

Balance as of December 31, 2020	(602,314)
Additions, net of reversals (a)	(407,207)
Write-offs (b)	396,233
Translation adjustment	(2,657)
Balance as of December 31, 2021	(615,945)
Additions, net of reversals (a)	(305,705)
Write-offs (b)	366,198
Translation adjustment	63,493
Balance as of December 31, 2022	(491,959)

a)	This refers to the recognition of net allowance for losses due to discontinuation, expiration and quality, to cover expected losses on the realization of inventories, pursuant to the policy of the Company.
b)	It consists of write-offs of products for which there already had an allowance for losses, where the Company has no expectation of sales/realization.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

10.     RECOVERABLE TAXES

	2022	2021
ICMS on purchase of goods (a)	704,018	732,853
Taxes on purchase of goods – foreign subsidiaries	245,955	313,214
ICMS on purchases of property, plant and equipment and purchase of goods	14,365	12,138
PIS and COFINS on purchase of property, plant and equipment and purchase of goods (b)	950,307	984,737
Withholding PIS, COFINS and CSLL	1,671	1,673
Tax on Manufactured Goods - IPI (c)	152,686	114,179
Other	199,276	220,455
	2,268,278	2,379,249

Current	911,410	1,029,625
Non-current	1,356,868	1,349,624

a)	Tax credits related to the tax on the circulation of goods, interstate and inter-municipal transport and communication services (ICMS) were generated mainly by purchases, whose tax rate is higher than the average of sales. The Company expects to realize these credits during the ordinary course of business through offsetting with sales operations in the domestic market.
b)	The accumulated tax credits of PIS and COFINS basically arise from credits on purchases of raw materials used in the production and from purchase of property, plant and equipment, as well as credits arising out of the exclusion of ICMS from the calculation basis of the PIS/COFINS. The realization of these credits normally occurs through offsetting with sales operations in the domestic market.
c)	The balance will be used to offset IPI (Taxes over industrialized products) payable in future operations of the Company.

11.     INCOME TAX AND SOCIAL CONTRIBUTION

11.1     Deferred

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

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The amounts are as follows:

i)    Breakdown of deferred income tax and social contribution:

	2022	2021
Tax loss carryforwards	2,465,805	2,543,720
Receivables	192,260	224,231
Inventory	219,367	244,854
Fixed and Intangible Assets	160,716	308,406
Lease liabilities	444,444	441,860
Accruals, reserves and provision for tax, civil and labor risks (b)	649,768	695,989
Employee benefits	373,817	317,835
Non-functional currency positions, including derivatives and hedge accounting transactions (c)	307,732	-
Foreign Tax Credit Carryforwards (a)	363,493	146,441
Other temporary differences	124,689	423,839
Total Deferred Tax Assets	5,302,091	5,347,175

Non-functional currency positions, including derivatives and hedge accounting transactions (c)	-	(137,410)
Fixed and intangible assets	(339,627)	(312,914)
Employee benefits	(132,609)	(215,235)
Right to use assets	(359,072)	(423,095)
Fair value of identifiable net assets in business combination (d)	(1,561,946)	(1,714,045)
Other temporary differences	(323,736)	(438,002)
Total Deferred Tax Liabilities	(2,716,990)	(3,240,701)

Total of Deferred income tax and social contribution, net	2,585,101	2,106,474

Deferred income taxes and social contribution assets, net (e)	3,519,515	3,100,515
Deferred income taxes and social contribution liabilities, net (e)	(934,414)	(994,041)

a)	Primarily relates to Foreign Tax Credit Carryforwards in Brazil that had historically been reported as Prepaid Income Taxes rather than Deferred Tax Assets.
b)	Includes (i) expenses under the accrual basis, reflecting authentic expenses incurred in the year, (ii) deferred revenue, (iii) accrued and unpaid compensation and (iv) other reserves not currently deductible for tax.
c)	Due to underlying changes in non-functional currencies relative to the Brazilian Real, the balance at 2022 year-end primarily reflects a loss on a hedge instrument that can only be deducted when the hedge instrument is settled; as of 2021 year-end, the balance primarily reflected a gain on a hedge which could be deferred until settlement.
d)	The balance includes deferred income tax liability on the fair value of net identifiable assets in the acquisition of the subsidiaries Avon, The Body Shop and Aesop.
e)	Balance as presented in the balance sheet including the jurisdictional netting effects of deferred tax assets and liabilities of the same nature, originating in the same taxpayer and taxing authority. As of the year-end of 2021, Parent’s deferred tax assets were unrecognized and as a result, no deferred tax assets and/or liabilities were recognized.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

See Footnote 3 for a summary description of the income tax accounting policies adopted by the Company related to deferred taxation. Management continuously evaluates all sources of income to allow unrecognized deferred tax asset to become recognized when it is probable that there are sufficient sources of taxable income to allow for their recognition. Generally, recognition will occur when there is a history of profits that can be sustained and relied upon in the future and/or when facts/circumstances change indicating that a history of losses has been overcome due to elimination of loss-making factors, changes in operations and other factors. Similarly, management evaluates when de-recognition is appropriate when the sources of income are not sufficient to support continued recognition of deferred tax assets.

As of December 31, 2022, there are deferred tax assets recognized in the current and prior periods for tax losses carried forward and/or other deferred tax assets arising from operations of subsidiaries Avon Mexico and Avon Brasil that are currently loss-making in the total amount of R$186 million and R$392 million, respectively (R$159 million and R$322 million, respectively, as of December 31, 2021). In regard to Avon Mexico and Avon Brazil, Management of the Company has critically assessed the recoverability relating to such deferred tax assets in light of all available information, including future taxable income projected and embedded in forecasts as well as the monitoring of initiatives (which also involve the restructuring of operations in Latin America) that have been approved at the highest levels of governance and concluded that the realization of the assets is still probable. The forecasts are also consistent with those prepared and used internally for business planning and impairment testing purposes. Based on such forecasts and the underlying facts and circumstances, it was determined there would be sufficient taxable income generated to realize the benefit of the recognized deferred tax assets.

In addition, Avon Brasil also considers taxable profits arising from the release of provision which will generate taxable income in future periods (for which reserves have been provided and have been netted against the deferred tax assets) and the reversal of existing taxable temporary differences. The impact of such provisions release as of December 31, 2022 is of approximately R$405 million, leading to a net deferred tax liability of R$13 million (as of December 31, 2021, the impact of such provisions release totals approximately R$125 million, leading to a net deferred tax asset of R$197 million).

Unrecognized deferred tax assets are substantially associated with the acquisition of Avon’s operations, especially from operations in Luxembourg, United Kingdom and United States. During the second half of 2021, the Company approved and initiated a restructuring plan of its operations, including the establishment of Avon Luxembourg as a financial subsidiary (FINCO) for the other entities of the Group. From this restructuring, a deferred income tax asset amounting to R$823 million, was recognized, based on the Management´s conclusion that recoverability of these amounts is probable in the regular course of Natura &Co Luxembourg’s activities, and which should occur within a period not exceeding 20 years. Other than the noted restructuring, during 2022 and 2021, there were no other events or circumstances that could allow for further recognition of unrecognized deferred tax assets.

The changes in deferred asset and liability income tax and social contribution for the years ended December 31, 2022 and 2021 were as follows:

	Asset	Liability
Balance at December 31, 2020	1,339,725	(1,288,045)
Effect on statement of profit or loss	1,874,722	243,180
Transfer between income tax and deferred social contribution – assets and liabilities	16,437	(16,437)
Reserve for grant of options and restricted shares	(106,979)	-
Tax effects on (losses) earnings from cash flow hedge operations	72,939	-
Translation adjustment	(96,329)	67,261
Balance at December 31, 2021	3,100,515	(994,041)
Effect on statement of profit or loss	599,136	(1,071)
Reserve for grant of options and restricted shares	28,750	(1,617)
Tax effects on (losses) earnings from cash flow hedge operations	270,035	-
Translation adjustment	(478,921)	62,315
Balance at December 31, 2022	3,519,515	(934,414)

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

As of December 31, 2022, the Company had the following unrecognized deferred tax assets:

Item	Amount	Indefinite Expiration	Definite Expiration
Net operating loss (a)	9,629,484	8,901,326	728,158
Credits (b)	627,489	-	627,489
Other future deductible Items	2,193,465	2,193,465	-
Total	12,450,438	11,094,791	1,355,647

a)	During 2023, no significant expirations are expected; expirations would start to occur in 2024 and future periods with the majority of expirations expected to occur in 2027 and successive years.
b)	During 2023, no significant expirations are expected; expirations would start to occur in 2024 and in future periods, with the majority of expirations occurring in 2027.

11.2 Reconciliation of income tax and social contribution:

	2022	2021
Income (loss) before income tax and social contribution	(2,358,642)	91,253
Income tax and social contribution at the rate of 34%	801,938	(31,026)
Brazil Investment subsidies	207,608	469,863
Share of profit of equity investees	-	-
Effect from differences of tax rates of entities abroad	(117,757)	(51,614)
Taxation of profits of foreign subsidiaries (a)	38,862	(77,072)
Unrecognized Deferred income tax (b)	(789,129)	909,596
Non-Deductible donation and contribution	(36,213)	(8,381)
United Kingdom Tax Law rate change (c)	-	(180,174)
Withholding and Sub-national taxes	(73,677)	(75,499)
Goodwill impairment (d)	(70,730)	-
Other permanent differences	(80,470)	92,293
Income tax and social contribution revenue (expenses)	(119,568)	1,047,986

Income tax and social contribution - current	(717,633)	(1,069,916)
Income tax and social contribution - deferred	598,065	2,117,902

Effective Rate- %	(5.1% )	(1,148.4% )

a)	Certain earnings of foreign subsidiaries may be subjected to income taxation net of applicable credits, if any, by their parent holding companies in addition to the local taxing jurisdictions in which they conduct operations. Within the Natura Group, these types of taxation regimes exist in various jurisdictions including but not limited to Brazil, Australia, United Kingdom, United States.
b)	During 2021, the Company recognized Deferred tax assets in certain jurisdictions, primarily Luxembourg, associated with restructuring activities which would generate current and future taxable income. The benefits recorded in 2021 were offset the lack of benefits reflected for certain jurisdictions that are unable to benefit their losses; during 2022, the Company has generated additional losses in certain jurisdictions that are unable to be benefitted.
c)	During 2021, the income tax rate in the UK was changed. In 2021, the enacted tax rate increased from 19% to 25% which resulted in an increase in the Company’s deferred tax liabilities associated with UK. Such increase was accrued through deferred income tax expense during 2021.
d)	During 2022, the Company recognizes an impairment of the Goodwill associated with Avon International CGU. The Avon International Goodwill resulting from its acquisition is non-deductible for income tax purposes.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

11.3    Income tax and social contribution included in discontinued operations:

During the years ended December 31, 2022 and December 31, 2021, pre-tax losses of R$380 million and R$99 million were generated for which no tax benefits could be recognized. As a result, in each year, no income tax benefit was able to be reflected in the results of discontinued operations. See section 11.1 for the cumulative amount of unrecognized tax benefits that exist for the Company related to its assets, liabilities and tax attributes (net operating loss and income tax credit attributes that exist as of December 31, 2022).

12.     JUDICIAL DEPOSITS

Judicial deposits represent restricted assets of the Company and are related to the amounts deposited and held in court until the resolution of the disputes to which they are related. The judicial deposits held by the Company as of December 31, 2022 and 2021 are as follows:

	2022	2021
Unaccrued tax proceedings (a)	274,273	273,295
Accrued tax proceedings (b)	150,929	266,828
Unaccrued civil proceedings	5,783	8,212
Accrued civil proceedings	1,470	2,821
Unaccrued labor proceedings	11,014	11,970
Accrued labor proceedings	14,081	22,158
Total judicial deposits	457,550	585,284

a)	The tax proceedings related to these judicial deposits refer mainly to the ICMS-ST, disclosed in note 22.2, contingent liabilities - possible risk of loss.
b)	The tax proceedings related to these judicial deposits refer, substantially, to the sum of the amounts highlighted in Note 21, and the amounts provisioned according to Note 22.

Changes in judicial deposits balances for the year ended December 31, 2022 and 2021 are presented below:

Balance as of December 31, 2020	566,190
New deposits	39,071
Redemptions in favor of the Company	(21,533)
Monetary adjustment	15,246
Application in the liquidation of proceedings	(13,645)
Translation adjustment	(45)
Balance as of December 31, 2021	585,284
New deposits	27,479
Redemptions in favor of the Company	(67,533)
Monetary adjustment	35,508
Application in the liquidation of proceedings	(121,025)
Transfers	25
Translation adjustment	(2,188)
Balance as of December 31, 2022	457,550

In addition to judicial deposits, the Company has contracted insurance policies for certain lawsuits.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

13.CURRENT ASSETS HELD FOR SALE

The changes in the balance for the years ended December 31, 2022 and 2021 are as follows:

Balance as of December 31, 2020	181,279
Transfer from property, plant and equipment (a)	9,028
Transfer from assets and liabilities (b)	(25,779)
Transfer to property, plant and equipment	-
Transfer to assets and liabilities	-
Sale (c)	(97,905)
Translation adjustment	(13,702)
Balance as of December 31, 2021	52,921

Balance as of December 31, 2021	52,921
Transfers from property, plant and equipment, other assets and liabilities	13,235
Impairment	(12,510)
Sale (c)	(55,034)
Translation adjustment	1,439
Balance as of December 31, 2022	51

a)	During the third quarter of 2021, the subsidiary Avon made its operations in India available for sale.
b)	In the first quarter of 2021, the subsidiary Avon identified new circumstances in the sale transaction of the Saudi Arabia operation, which in 2020 was classified as an available-for-sale asset, which resulted in the reclassification of this transaction from held for sale to property, plant and equipment. At the time of the reclassification, an actual depreciation was recorded, resulting in an immaterial impact on the consolidated financial statements.
c)	During the third and fourth quarters of 2021, the subsidiary Avon completed the sale of the operations located in Spain, India and Saudi Arabia, resulting in a gain of roughly R$14,600. During the fourth quarter of 2022, subsidiary Avon made the sale of operating assets in Poland.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

14.OTHER CURRENT AND NON-CURRENT ASSETS

	2022	2021
Marketing and advertising advances	43,509	80,078
Supplier advances	290,205	350,830
Employee advances	20,267	17,402
Rent advances and guarantee deposit (a)	160,437	172,465
Advance insurance expenses	124,293	160,911
Overfunded pension plan (b)	694,527	1,043,799
Customs broker advances - Import taxes	38,398	60,739
Sublease receivables (c)	262,108	347,174
Carbon credits	14,297	11,479
Receivables from service providers (d)	110,214	162,268
Other	257,566	268,066
	2,015,821	2,675,211

Current	763,384	912,160
Non-current	1,252,437	1,763,051

a)	Mainly related to: (i) advances for lease agreements that were not included in the initial measurement of lease liabilities / right-of-use of the subsidiary The Body Shop, in accordance with the exemptions of IFRS 16 / CPC 06(R2); and (ii) security deposits for the rental of certain stores of the subsidiaries The Body Shop and Aesop, which will be returned by the landlord at the end of the lease agreements.
b)	Pension plan arising from the acquisition of Avon. The change in balance refers to reviewing the mortality tables and the impact on the exchange rate variation due to the valorization of the real.
c)	Refers to the sublease receivable from the New York office owned by the subsidiary Avon.
d)	Refers to receivables mainly arising from damage that occurred with carriers and insurance companies.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

15.PROPERTY, PLANT AND EQUIPMENT

	Useful life range (in years)	2021	Additions	Write-offs	(Impairment) reversal of impairment	Transfers	Translation adjustment	2022
Cost:
Vehicles	2 to 5	38,902	8	(6,559)	-	49,285	(7,274)	74,362
Tooling	3	191,840	-	(2,310)	-	14,976	(329)	204,177
Tools and accessories	3 to 20	110,998	17,261	(8,177)	-	(43,369)	98,739	175,452
Facilities	3 to 60	303,452	181	(564)	-	13,147	(8,768)	307,448
Machinery and accessories	3 to 15	1,959,943	23,188	(63,473)	-	520,561	(168,083)	2,272,136
Leasehold improvements	2 to 20	1,128,504	68,980	(54,148)	(1,665)	106,151	(119,736)	1,128,086
Buildings	14 to 60	1,982,245	7,174	(19,104)	-	120,512	(173,888)	1,916,939
Furniture and fixtures	2 to 25	660,126	71,960	(41,095)	(7,629)	53,632	(62,932)	674,062
Land	-	628,373	-	-	-	10,043	7,241	645,657
IT equipment	3 to 15	634,580	26,602	(34,279)	(191)	84,452	(83,394)	627,770
Other assets	-	31,636	-	(4,227)	-	-	(1,179)	26,230
Projects in progress	-	561,488	495,771	(1,739)	-	(429,391)	(45,502)	580,627
Total cost		8,232,087	711,125	(235,675)	(9,485)	499,999	(565,105)	8,632,946

Depreciation value:
Vehicles		(9,457)	(6,057)	5,508	-	(40,920)	12,856	(38,070)
Tooling		(174,164)	(7,841)	2,310	-	-	210	(179,485)
Tools and accessories		(65,740)	(16,385)	1,823	-	46,967	(102,105)	(135,440)
Facilities		(183,420)	(17,051)	192	-	(8,804)	7,776	(201,307)
Machinery and accessories		(728,408)	(172,480)	56,142	-	(397,740)	124,147	(1,118,339)
Leasehold improvements		(602,622)	(133,533)	50,379	-	(12,257)	71,602	(626,431)
Buildings		(298,327)	(103,822)	14,111	-	(136,601)	69,237	(455,402)
Furniture and fixtures		(369,610)	(90,731)	31,606	-	(18,576)	38,479	(408,832)
IT equipment		(392,095)	(119,870)	36,065	-	(71,041)	71,273	(475,668)
Other assets		(30,836)	(2,287)	3,868	-	-	1,433	(27,822)
Total depreciation		(2,854,679)	(670,057)	202,004	-	(638,972)	294,908	(3,666,796)
Net total		5,377,408	41,068	(33,671)	(9,485)	(138,973)	(270,197)	4,966,150

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Useful life range (in years)	2020	Additions	Write-offs	(Impairment) reversal of impairment	Transfers	Translation adjustment	2021
Cost:
Vehicles	2 to 5	79,228	4,951	(59,053)	-	6,702	7,074	38,902
Tooling	3	187,852	2,097	-	-	2,042	(151)	191,840
Tools and accessories	3 to 20	85,678	19,526	(538)	-	5,233	1,099	110,998
Facilities	3 to 60	293,471	700	(14,486)	-	21,231	2,536	303,452
Machinery and accessories	3 to 15	1,819,693	37,229	(98,228)	-	85,451	115,798	1,959,943
Leasehold improvements	2 to 20	963,957	104,795	(51,588)	(2,074)	93,589	19,825	1,128,504
Buildings	14 to 60	1,899,134	6,233	(13,322)	394	(6,944)	96,750	1,982,245
Furniture and fixtures	2 to 25	566,547	107,077	(40,259)	3,948	19,304	3,509	660,126
Land	-	661,613	295	(1,203)	-	(2,372)	(29,960)	628,373
IT equipment	3 to 15	543,772	58,192	(57,574)	-	68,645	21,545	634,580
Other assets	-	36,687	-	(3,628)	-	-	(1,423)	31,636
Projects in progress	-	408,427	606,440	(26,425)	-	(429,760)	2,806	561,488
Total cost		7,546,059	947,535	(366,304)	2,268	(136,879)	239,408	8,232,087

Depreciation value:
Vehicles		(33,042)	(19,229)	47,501	-	(5,738)	1,051	(9,457)
Tooling		(166,536)	(7,705)	-	-	-	77	(174,164)
Tools and accessories		(39,159)	(32,867)	750	-	3,145	2,391	(65,740)
Facilities		(176,726)	(16,453)	13,072	-	(2,705)	(608)	(183,420)
Machinery and accessories		(578,762)	(198,805)	91,864	-	8,463	(51,168)	(728,408)
Leasehold improvements		(480,554)	(153,822)	48,057	-	(5,561)	(10,742)	(602,622)
Buildings		(179,730)	(89,292)	13,835	-	2,801	(45,941)	(298,327)
Furniture and fixtures		(318,615)	(95,673)	31,464	(291)	(353)	13,858	(369,610)
IT equipment		(311,856)	(115,735)	52,971	-	(7,982)	(9,493)	(392,095)
Other assets		(26,022)	(16,013)	1,369	-	-	9,830	(30,836)
Total depreciation		(2,311,002)	(745,594)	300,883	(291)	(7,930)	(90,745)	(2,854,679)
Net total		5,235,057	201,941	(65,421)	1,977	(144,809)	148,663	5,377,408

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

16.INTANGIBLE ASSETS

	Useful life range (in years)	2021	Additions	Write-offs	(Impairment) reversal of impairment	Transfers	Translation Adjustment	2022
Cost:
Software	2.5 to 10	2,492,616	155,044	(43,333)	(21,381)	640,903	(274,036)	2,949,813
Trademarks and patents (defined useful life)	20 to 25	889,834	-	-	-	-	(76,630)	813,204
Trademarks and patents (indefinite useful life)	-	5,888,623	-	(43)	-	-	(1,070,550)	4,818,030
Goodwill Avon (a)	-	13,381,191	-	-	(282,921)	-	(790,405)	12,307,865
Goodwill Emeis Brazil Pty Ltd. (b)	-	143,180	-	-	-	-	(18,865)	124,315
Goodwill The Body Shop (c)	-	2,063,672	-	-	(2,599)	-	(415,546)	1,645,527
Goodwill acquisition of The Body Shop stores	-	1,456	-	-	-	-	-	1,456
Relationship with retail clients	10	2,880	-	-	-	-	(297)	2,583
Key money (indefinite useful life) (d)	-	24,985	268	(152)	(623)	-	(2,165)	22,313
Key money (defined useful life) (e)	3 to 18	14,363	-	(3,618)	(940)	-	(1,977)	7,828
Relationship with franchisees and sub franchisees and sales representative (f)	7 to 15	2,990,558	-	-	-	-	(313,995)	2,676,563
Technology developed (by acquired subsidiary)	5	1,580,808	-	-	-	-	(123,769)	1,457,039
Other intangible assets and intangible under development	2 to 10	277,776	207,911	(21)	-	(336,346)	(15,917)	133,403
Total cost		29,751,942	363,223	(47,167)	(308,464)	304,557	(3,104,152)	26,959,939

Accumulated amortization:
Software		(1,369,767)	(417,253)	42,462	-	(179,645)	204,034	(1,720,169)
Trademarks and patents		(143,186)	(36,791)	-	-	-	10,357	(169,620)
Key money		(16,517)	-	4,505	-	-	1,909	(10,103)
Relationship with retail clients		(3,218)	(42)	-	-	-	292	(2,968)
Relationship with franchisees and sub franchisees		(729,049)	(264,320)	-	-	-	74,375	(918,994)
Technology developed		(632,326)	(272,297)	-	-	-	30,398	(874,225)
Other intangible assets		(296)	(3,228)	-	-	(48)	682	(2,890)
Total accrued amortization		(2,894,359)	(993,931)	46,967	-	(179,693)	322,047	(3,698,969)
Net total		26,857,583	(630,708)	(200)	(308,464)	124,864	(2,782,105)	23,260,970

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Useful life range (in years)	2020	Additions	Write-offs	(Impairment) reversal of impairment	Transfers	Translation Adjustment	2021
Cost:
Software	2.5 to 10	2,059,149	88,101	(114,805)	-	280,959	179,212	2,492,616
Trademarks and patents (defined useful life)	20 to 25	894,578	-	-	-	-	(4,744)	889,834
Trademarks and patents (indefinite useful life)	-	5,747,057	-	-	-	-	141,566	5,888,623
Goodwill Avon (a)	-	13,299,850	-	-	-	-	81,341	13,381,191
Goodwill Emeis Brazil Pty Ltd. (b)	-	142,090	-	-	-	-	1,090	143,180
Goodwill The Body Shop (c)	-	1,946,741	-	-	-	-	116,931	2,063,672
Goodwill acquisition of The Body Shop stores	-	1,456	-	-	-	-	-	1,456
Relationship with retail clients	10	2,785	-	-	-	-	95	2,880
Key money (indefinite useful life) (d)	-	26,769	-	(3,619)	1,984	-	(149)	24,985
Key money (defined useful life) (e)	3 to 18	10,860	2,500	-	(2,288)	(5,555)	8,846	14,363
Relationship with franchisees and sub franchisees and sales representative (f)	7 to 15	2,959,519	-	(446)	-	-	31,485	2,990,558
Technology developed (by acquired subsidiary)	5	1,595,041		-	-	-	(14,233)	1,580,808
Other intangible assets and intangible under development	2 to 10	108,275	359,834	(1,326)	-	(147,768)	(41,239)	277,776
Total cost		28,794,170	450,435	(120,196)	(304)	127,636	500,201	29,751,942

Accumulated amortization:
Software		(1,022,498)	(373,753)	116,429	-	3,760	(93,705)	(1,369,767)
Trademarks and patents		(100,042)	(45,782)	-	-	-	2,638	(143,186)
Key money		(8,871)	(185)	-	-	1,667	(9,128)	(16,517)
Relationship with retail clients		(2,839)	(286)	-	-	-	(93)	(3,218)
Relationship with franchisees and sub franchisees		(419,061)	(306,451)	446	-	-	(3,983)	(729,049)
Technology developed		(319,009)	(320,183)	-	-	-	6,866	(632,326)
Other intangible assets		(4,722)	(1,280)	1,326	-	-	4,380	(296)
Total accrued amortization		(1,877,042)	(1,047,920)	118,201	-	5,427	(93,025)	(2,894,359)
Net total		26,917,128	(597,485)	(1,995)	(304)	133,063	407,176	26,857,583

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

a)	Goodwill related to the acquisition of subsidiary Avon. It does not have defined useful life and it is subject to annual impairment tests.
b)	Goodwill related to the acquisition of subsidiary Emeis Holdings Pty Ltd. acquisition. It does not have defined useful life and it is subject to annual impairment tests.
c)	Goodwill related to the acquisition of subsidiary The Body Shop, classified as future economic benefits from synergies. It does not have defined useful life and it is subject to annual impairment tests. In addition, on June 30, 2021, the subsidiary The Body Shop International Limited acquired the entity Aeon Forest Co. Ltd, for R$ 133,275 (¥ 2,632,000).
d)	Key money with indefinite useful life refers to payments made to former tenants, to get the right to rent the property under lease and can be subsequently negotiated with future tenants in the case of termination of the lease agreement.
e)	Key money with defined useful life refers to payments made to ex-tenants or lessors, to obtain the right to rent the property under the terms of the lease and which cannot be negotiated or recovered later.
f)	The balance refers to identifiable intangible assets from relationship with the subsidiary The Body Shop franchisees and sub-franchisees (relationship where the franchisee owns all rights to operate within a territory) and sub-franchisees (relationship where a franchisee operate a single store within a market), with estimated useful life of 15 years.

a)    Impairment test of intangible assets with indefinite useful lives

The goodwill balances of the acquired companies, as well as the intangible assets with indefinite useful lives were allocated to the CGU groups which expect to benefit from the synergy of the business combinations. The accordance with CPC 01 (R1) / IAS 36 - Impairment of Assets, when a CGU or group of CGU has an intangible asset with an indefinite allocated useful life, the Company must annually perform the impairment test of its carrying amount. The carrying amount of intangible assets with undetermined useful life and goodwill allocated to each CGU group are presented below:

CGU groups	Trademarks and patents		Goodwill		Total
	2022	2021	2022	2021	2022	2021
Natura &Co Latam	-	-	9,765,077	10,041,156	9,765,077	10,041,156
Avon International	2,396,290	2,824,961	2,542,788	3,340,035	4,939,078	6,164,996
TBS International	2,421,740	3,063,662	1,645,527	2,063,672	4,067,267	5,127,334
Aesop International (*)	-	-	124,315	143,180	124,315	143,180
Total	4,818,030	5,888,623	14,077,707	15,588,043	18,895,737	21,476,666

(*) The trademarks and patents recognized as part of the acquisition of Aesop were assessed as having a determined useful life and, therefore, are not presented in the table above.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The main assumptions used to calculate the value in use as of December 31, 2022 are presented below:

	Aesop	The Body Shop	Avon International	Natura &Co Latam
Impairment estimate (value in use)

Discounted cash flow based on financial budgets approved by Board of Directors for period of three years and complemented for a discretionary period of ten years estimated by Management, with a terminal value projected for the end of the period. The ten-year period was considered for better aligning and smoothing the effects projected between the discretionary period and the effects calculated in perpetuity.

Operating margin

Operating margins are based on average amounts obtained in the 2 years prior to the beginning of the budgeted period and projections for the next ten years. These margins are increased over the budget period to improve the expected efficiency.

Estimated cost

Costs based on historical data and market trends, optimization of retail and direct sales operations (renewal of the geographical presence of stores, revitalization of the franchise network) and physical expansion with growth in market share.

Revenue Growth rates

Growth rates are initially based on published industry research and adjusted by the expected performance for each CGUs group (which, considering the level of goodwill monitoring by the Company, reflects the operating segments), given the initiatives in place for each segment as well as the respective macroeconomic environment that apply to each segment and are included in the budgets approved by governance leadership bodies (including the Board of Directors).

Perpetuity growth rate (*)	Constant growth of 5.21%	Constant growth of 3.46%	Constant growth of 4.60%	Constant growth of 7.39%
Discount rate

Discount rates represent the risk assessment in the current market, specific to each group of CGU, taking into account the value of money over time and the individual risks of related assets that were not incorporated in the assumptions included in the cash flow model. Such cash flows were discounted at the discount rate calculated before tax and at the currency consistent with the one used for the projections, 18.05% for the operating segments of Natura &Co Latam; 13.84% for Avon International, 12.70% for TBS International and 13.19% for Aesop International. The discount rate was based on the weighted average cost of capital that reflects the specific risk of each segment.

(*) The rates are based on published market analyzes and projections regarding the reporting segment in which they operate and adjusted to reflect the assumptions considered by Management in the approved projections and to reflect the inflation differential of other currencies, when applicable. Such rates are also calculated in a currency consistent with those used for the projects and the discount rates.

The Company considers the correlation between its market capitalization and its book value, among other factors, such as the decline in the performance of certain operations and macroeconomic indicators that involve the sector in which it operates, when evaluating potential indications of impairment. On December 31, 2022, the Company's market capitalization was lower than the book equity value. In addition, inflationary pressures and uncertainty in the markets, impacting the economic recovery in the retail and cosmetics sectors, in addition to the generalized effects of the conflict between Russia and Ukraine, negatively affected the results and prospects of some of the Company's operations, in particular for the Group of Avon International CGUs.

In this context, an impairment of R$282.9 million was recognized on the goodwill balance of Avon International (also recognized in this segment in note 30), with no impairment to be recognized in the other groups of UGCs to which the goodwill is allocated. The recoverable value of Avon International's Group of CGUs totaled R$8,348.2 million and was determined based on their value in use, considering the assumptions set forth above. The pre-tax discount rate of 13.84% was also affected by the volatility in macroeconomic assumptions impacted in the year (11.18% on December 31, 2021). Impairment was recognized under other operating expenses in the statement of income.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

In relation to the other UGC Groups, the Company performed a sensitivity analysis considering any deterioration in: (i) discount rate; (ii) growth rate in perpetuity, given its potential impacts on cash flows and (iii) estimated future operating margin. An increase of 1 percentage point in the discount rate or a decrease of 1 percentage point in the growth rate of the perpetuity and a 1 percentage point reduction in estimated operating margins applied from the cash flow of each group of CGU would not result in the need to recognize impairment losses.

17. RIGHT OF USE AND LEASE LIABILITIES

a)  Right-of-use assets

	Useful life in Years (a)	2021	Additions	Write-offs	(Impairment)	Transfers (c)	Translation adjustment	2022
Cost:
Vehicles	3	168,062	38,241	(25,734)	-	-	(15,908)	164,661
Machinery and equipment	3 to 10	33,629	13,455	(11,166)	-	-	(4,702)	31,216
Buildings	3 to 10	1,543,018	296,161	(185,967)	-	(35,484)	(47,640)	1,570,088
IT equipment	10	31,803	2,618	(4,151)	-	-	(1,218)	29,052
Retail stores	3 to 10	3,417,595	712,979	(373,830)	(30,785)	36,401	(400,928)	3,361,432
Software	3 to 4	-	13,527	-	-	-	-	13,527
Tools and accessories	3	1,053	-	(394)	-	-	(161)	498
Total cost		5,195,160	1,076,981	(601,242)	(30,785)	917	(470,557)	5,170,474

Depreciation value:
Vehicles		(91,509)	(46,287)	24,354	-	-	7,985	(105,457)
Machinery and equipment		(17,133)	(9,986)	11,166	-	-	2,166	(13,787)
Buildings		(507,045)	(249,796)	137,349	-	31,917	30,920	(556,655)
IT equipment		(24,410)	(6,608)	4,345	-	-	2,716	(23,957)
Retail stores		(1,458,512)	(611,862)	367,247	-	(31,960)	209,779	(1,525,308)
Software		-	(3,121)	-	-	-	-	(3,121)
Tools and accessories		(582)	(206)	394	-	-	92	(302)
Total accrued depreciation		(2,099,191)	(927,866)	544,855	-	(43)	253,658	(2,228,587)
Net total		3,095,969	149,115	(56,387)	(30,785)	874	(216,899)	2,941,887

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Useful life in Year (a)	2020	Additions	Write-offs	(Impairment) (b)	Transfers (c)	Translation adjustment	2021
Cost:
Vehicles	3	157,867	32,288	(23,519)	-	-	1,426	168,062
Machinery and equipment	3 to 10	53,048	4,278	(24,140)	-	-	443	33,629
Buildings	3 to 10	1,616,833	300,181	(436,405)	(4,690)	3,363	63,736	1,543,018
IT equipment	10	30,000	4,224	(3,904)	-	-	1,483	31,803
Retail stores	3 to 10	3,338,104	505,871	(489,808)	-	3,888	59,540	3,417,595
Tools and accessories	3	3,187	256	(2,460)	-	-	70	1,053
Total cost		5,199,039	847,098	(980,236)	(4,690)	7,251	126,698	5,195,160

Depreciation value:
Vehicles		(63,422)	(50,181)	20,808	-	-	1,286	(91,509)
Machinery and equipment		(21,045)	(10,772)	15,067	-	-	(383)	(17,133)
Buildings		(399,765)	(268,902)	182,535	-	(3,069)	(17,844)	(507,045)
IT equipment		(19,161)	(8,364)	3,904	-	-	(789)	(24,410)
Retail stores		(1,291,346)	(659,109)	485,123	-	-	6,820	(1,458,512)
Tools and accessories		(2,253)	(681)	2,460	-	-	(108)	(582)
Total accrued depreciation		(1,796,992)	(998,009)	709,897	-	(3,069)	(11,018)	(2,099,191)
Net total		3,402,047	(150,912)	(270,338)	(4,690)	4,182	115,680	3,095,969

a)	The useful lives applied refer to the term of the contracts in which the Company is sure that it will use the assets underlying the lease contracts according to the contractual terms.
b)	On December 31, 2021, an impairment of R$4,690 was recorded referring to the impairment loss of some stores of the Natura and The Body Shop.
c)	Refers to key money related to store rentals. This amount is transferred from “right of use” to "intangible assets” when a new commercial agreement with the lessor is not yet signed.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Amounts recognized in the statement of income and losses	2022	2021
Financial expense on lease	200,246	210,669
Amortization of right of use	927,866	998,009
Appropriation in the result of variable lease installments not included in the measurement of lease liabilities	68,483	70,075
Sublease revenue	(24,762)	(30,026)
Short-term lease expenses and low-value assets	69,773	83,468
Benefits granted by lessor related to Covid-19	(19,740)	(80,037)
Other lease-related expenses	69,284	58,609
Adjustment to recoverable value of right-of-use assets - impairment	30,785	4,690
Total	1,321,935	1,315,457

Amounts recognized in the financing activities in the cash flow statement
Lease payments (principal)	953,048	1,077,611
Amounts recognized in the operating activities in the cash flow statement:
Lease payments (interest)	199,769	219,574
Variable lease payments, not included in the measurement of lease liabilities	65,157	70,787
Short-term and low-value assets lease payments	54,727	74,188
Other lease-related payments	102,354	95,824
Total	1,375,055	1,537,984

b)  Lease liability

	2022	2021
Current	878,448	1,005,523
Non-current	2,392,289	2,542,339
Total	3,270,737	3,547,862

Below are the changes in lease liability balances for the year ended December 31, 2022 and 2021:

Balance as of December 31, 2020	3,858,455
New agreements and modifications	737,899
Payments (principal amount)	(1,077,611)
Payments (interest)	(219,574)
Appropriation of financial charges	210,669
Write-offs (a)	(105,790)
Translation adjustment	143,814
Balance as of December 31, 2021	3,547,862
New agreements and modifications	1,065,794
Payments (principal amount)	(953,048)
Payments (interest)	(199,769)
Appropriation of financial charges	200,246
Write-offs (a)	(19,763)
Translation adjustment	(370,585)
Balance as of December 31, 2022	3,270,737
a)	Mainly related to termination of agreements related to lease of stores.

The amount of lease liability payments, considering the interests payments, and corresponding maturities, are disclosed in note 5.3 item f.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The table below set forth the rates applied, according to the lease terms:

As described in note 3.13, the Company applied its incremental borrowing rate as the discount rate on lease liabilities. Considering that the Company’s lease contracts are substantially contracts with payment flows indexed by inflation indexes and, also considering the disclosure suggestions published in CVM Circular Letter 02/19, the Company presents below additional information on the characteristics of the lease contracts so that users of the financial statements may, at its discretion, carry out projections of future payment flows indexed to inflation. Most of the lease liabilities refer to subsidiaries Avon, The Body Shop and Aesop operations, which contracts were signed substantially in developed economies countries. Therefore, for these countries, the potential effects of the discount would not be significant given its history of low inflation rates.

		Contractual payments
Maturity	Average discount rate	2023	2024	2025	2026	2027	Onwards 2028
2023-2024	5.5% to 16.3%	29,697	13,790	-	-	-	-
2025-2027	5.4% to 18.7%	862,139	680,217	578,275	600,647	391,059	51,096
2028-2030	7.3% to 20.5%	14,803	16,777	17,962	19,895	22,042	28,994
2031-2036	7.7% to 21.9%	8,945	9,342	9,202	7,401	7,651	48,710
Total		915,584	720,126	605,439	627,943	420,752	128,800
Projected inflation [1]		5%	4%	4%	4%	4%	4%

1 Rates obtained through future prices of DI coupons versus National Consumer Price Index (IPCA) observed in B3, applied to Brazilian contracts.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

18.  BORROWING, FINANCING AND DEBENTURES

	Reference
		2022	2021
Local currency:
Financing Agency for Studies and Projects FINEP		16,979	44,193
Debentures	A	1,913,204	1,922,732
Business Notes	B	519,044	-
Working capital – The Body Shop Operation	C	-	526,743
Working capital – Avon Operation		113,664	164,491
Working Capital - Natura &Co Luxemburgo operation	D	1,304,425	-
Notes – Avon (1)	E	1,421,272	4,255,958
Notes – Lux	F	3,130,732	-
Total in local currency		8,419,320	6,914,117

Foreign currency:
Notes	G	5,172,966	5,523,287
Resolution No. 4131/62		-	279,428
Total in foreign currency		5,172,966	5,802,715
Grand total		13,592,286	12,716,832

Current		331,151	945,069
Non-current		13,261,135	11,771,763

Debentures
Current		77,601	350,145
Non-current		1,835,603	1,572,587

(1)	Balance recognized at fair value at the time of the business combination with subsidiary Avon and subsequently measured at amortized cost.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Reference	Currency	Maturity	Charges	Effective interest rate	Guarantees
A	Brazilian Real	July 2027 to September 2032	CDI + 1.65%; CDI + 0.8%; IPCA + 6.8% and IPCA + 6.9% with bi-annual payments	CDI+1.65%, CDI+0.8%, CDI+1.34% and CDI+1.60%	Guarantee of Natura &Co Holding S.A.
B	Brazilian Real	September 2025	CDI interest + 1.55% with bi-annual payments	CDI +1.55%	Guarantee of Natura &Co Holding S.A.
C	Pounds	April 2024	Sonia + interest 2.9% p.a. with bi-annual payments	Sonia + interest 2.9% p.a.	“Corporate” guarantee from the Company until December 2021 and “Aval” guarantee from parent company Natura &Co Holding S.A. from January 2022.
D	US Dollar	November 2025	SOFR + 2.47% p.a. with bi-annual payments	SOFR + 2.47% p.a.	Guarantee Natura &Co Holding and Natura Cosméticos
E	US Dollar	March 2023 and March 2043	Interest of 6.45% of p.a. and 8.45% of p.a. with bi-annual payments	Interest of 6.45% of p.a. and 8.45% of p.a.	None
F	US Dollar	April 2029	Interest of 6.00% p.a. with bi-annual payments	Interest of 6.125% p.a.	Guarantee Natura &Co Holding and Natura Cosméticos
G	US Dollar	May 2028	Interest of 4.125% (with real cost equivalent to the CDI + 3.33% p.a. Considering the derivate contracted to hedge the variation of the associated cash flows) with bi-annual payments	CDI + 3.33%	Guarantee from Natura &Co Holding S.A.

Changes in the balances of borrowing, financing and debentures for the year ended December 31, 2022 and 2021 are as follows:

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Balance as of December 31, 2020	13,822,913
New borrowing and financing (a)	6,425,565
Repayment (b)	(7,989,607)
Appropriation of financial charges, net of costs of new borrowing and financing	661,429
Financial charges payment	(783,935)
Exchange rate variation	252,190
Translation effects (OCI)	328,277
Balance as of December 31, 2021	12,716,832
New borrowing and financing (c)	8,557,507
Repayment (d)	(6,826,628)
Appropriation of financial charges, net of costs of new borrowing and financing	762,703
Financial charges payment	(808,976)
Exchange rate variation	(394,389)
Translation effects (OCI)	(414,763)
Balance as of December 31, 2022	13,592,286

a)	New borrowing and financing raised within the year ended December 31, 2021 basically refer to the offer carried out by the subsidiary Natura Cosméticos of the notes linked to the sustainability goals in the amount of USD 1 billion, approximately R$5.6 billion (see note 19.1.iii) and the new credit facility in the amount of one hundred million pounds (£100 million), approximately R$742 million, obtained by subsidiary The Body Shop (see note 19.1.ii));
b)	The repayment made during the year ended December 31, 2021 mainly refer to the early redemption of the subsidiary Natura Cosméticos's Notes in the amount of USD 750 million (corresponding to roughly R$4.0 billion, carried out in May 2021 (see note 19.1.ii)) and to the settlements of the 2nd series of the 7th issue of debentures in the amount of R$1,827 million and of the 2nd series of the 9th issue of debentures in the amount of R$308 million, both carried out in September 2021. In addition, on April 15, 2021, the Company and its subsidiary Natura Cosméticos redeemed the total principal amount due under their respective promissory notes, equivalent to R$500 million of the Company and R$250 million of the subsidiary Natura Cosméticos;
c)	New borrowing and financing during the year ended December 31, 2022 refer basically to: (i) utilization of a revolving credit facility in the principal amount of up to US$ 625 million by the subsidiary Natura &Co Luxemburgo; (ii) issue of debt securities by the subsidiary Natura &Co Luxembourg maturing on April 19, 2029 in the principal amount of US$600 million (approximately R$2,809 million), subject to interest of 6.00% per year, which are guaranteed by Natura &Co Holding and by the subsidiary Natura Cosméticos, (iii) issue of the 11th series of debentures in the amount of R$826 million, maturing in 2025 and issue of the 12th series of debentures in the amount of R$1,050 million, maturing between 2025 and 2032 by the subsidiary Natura Cosméticos (iv) issue of commercial notes by the subsidiary Natura Cosméticos in the amount of R$500 million due in 2025 and (v) new credit line in the total principal amount of US$250 million by the subsidiary Natura &Co Luxemburgo.

d)	The amortizations made in the year ended December 31, 2022 refer mainly to the: (i) early redemption of debt securities of the subsidiary Avon ("Notes"), (ii) the early redemption of the 9th and 10th series of debentures issued by the subsidiary Natura Cosméticos (iii) the early redemption of the credit line in the amount of £70 million from the indirect subsidiary The Body Shop and (iv) the refinancing of the credit line under Resolution 4131/62 of the subsidiary Natura Cosméticos.

The maturities of non-current portion of borrowing, financing and debentures recorded as non-current liabilities are as follows:

	2022	2021
2023	-	2,812,260
2024	-	2,249,609
2025 (2025 onwards for 2021)	1,763,902	6,709,894
2026 onwards	11,497,233	-
Total	13,261,135	11,771,763

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

18.1 Description of the main changes in bank borrowings and financing

i) Debentures

On September 28, 2017, the subsidiary Natura Cosméticos carried out the 7th issue of simple, registered, book-entry, non-convertible, unsecured debentures of Natura, in the total amount of R$ 2,600,000. A total of 260,000 debentures were issued, of which 77,273 were in the 1st series, with maturity date on September 25, 2020, and 182,727 were in the 2nd series, due on September 25, 2021, with an interest rate of CDI rate + 1.4% p.a. and CDI rate + 1.75% p.a., respectively.

On September 21, 2018, the subsidiary Natura Cosméticos carried out the 9th issue of simple, non-convertible unsecured debentures, with personal guarantee, in three series, for public distribution with restricted placement efforts, in accordance with CVM Instruction 476, in the aggregate amount of R$ 1,000,000, used in the partial early amortization related to the 8th issue. The issue consisted of 100,000 debentures, of which 38,904 were in the 1st series, with maturity date on September 21, 2020, 30,831 were in the 2nd series, with maturity date on September 21, 2021, and 30,265 were in the 3rd series, with maturity date on September 21, 2022, and remuneration corresponding to 109.5%, 110.5% and 112.0%, respectively, of the cumulative variation of the Brazilian Interbank Deposits (“DI”) average daily rates, respectively.

On July 22, 2019, the subsidiary Natura Cosméticos carried out the 10th issue of simple, non-convertible, unsecured debentures in four series, for public distribution with restricted placement efforts, in accordance with CVM Instruction 476, in the aggregate amount of R$1,576,450. A total of 157,645 simple, registered, book-entry, non-convertible and unsecured debentures were issued in four series, without certificate issue or temporary certificate, at a nominal unit value of R$ 10, of which 40,000 were in the 1st series, 9,570 in the 2nd series, 68,623 in the 3rd series, and 39,452 in the 4th series, all with maturity dates on August 26, 2024, and interest corresponding to 100% of the cumulative variation of the Brazilian Interbank Deposits (“DI”) average daily rates plus 1% for the 1st series and 100% of the cumulative variation of the Brazilian Interbank Deposits (“DI”) average daily rates plus 1.15% for other series.

The funds from the 10th issue were used as follows: 1st series: full amortization of the 8th issue of debentures in the amount of R$ 400,000; 2nd series: partial amortization of the 3rd series of the 6th issue in the amount of R$ 92,820; 3rd series: partial amortization of the 1st series of the 7th issue in the amount of R$ 664,090; 4th series: partial amortization of the 1st series of the 9th issue in the amount of R$ 382,960.

On September 21, 2021, the 2nd series of the 9th issue of debentures in the amount of R$308,000 was fully settled.

On September 28, 2021, the 2nd series of the 7th issue of debentures in the amount of R$1,827,000 was fully settled.

On July 25, 2022, the Company carried out the 11th issue of simple, non-convertible, unsecured debentures in single series, for public distribution with restricted placement efforts, in accordance with CVM Instruction 476, of January 16, 2009 (“Issue”, “Restricted Offer”, “Debentures” and “CVM Instruction 476”, respectively) in the aggregate amount of R$826,030. A total of eight hundred and twenty-six thousand and thirty (826,030) simple debentures, not convertible into shares, in a single series, of the unsecured type, all registered and book-entry, with no certificates or pledged, and unit par value of one thousand reais R$1,000.00), with maturity on July 21, 2027 and corresponding compensation at 100% of the accrued variation of the daily average rates for Interfinancial Deposits (DI) plus 1.65% were issued.

The funds arising from the 11h issue were used as follows: partial repayment of the 3rd series of the 9th issue in the amount of R$162,800, partial repayment of the 1st series of the 10th issue in the amount of R$145,830, partial repayment of the 2nd series of the 10th issue in the amount of R$19,210, partial repayment of the 3rd series of the 10th issue in the amount of R$295,280 and partial repayment of the 4th series of the 10th issue in the amount of R$202,910.

On October 6, 2022, the subsidiary Natura Cosméticos made the twelfth (12th) issue of simple, non-convertible unsecured debentures, in three series, with additional personal guarantee by the Company. The main features of the debentures are listed in the table below and support an issue operation of Real Estate Receivables Certificates (CRI). The issue of debentures was the subject of a private placement by the subsidiary Natura Cosméticos.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Debentures of the 12th Issue
Title	Contractual fee	Maturity	Total Amount	Number of Debentures
1st series	100% DI + 0.8%	09/14/2027	R$ 255,889	255,889
2nd series	IPCA +6.8%	09/14/2029	R$ 487,214	487,214
3rd series	IPCA + 6.9%	09/14/2032	R$ 306,897	306,897

The net proceeds obtained by the subsidiary Natura Cosméticos with the issue of the Debentures will be used to pay rents not yet incurred and to reimburse expenses with rents already incurred in the 24 (twenty-four) months prior to the issue date.

On December 6, 2022, the subsidiary Natura Cosméticos fully repaid the 4 series of the tenth (10th) issue of debentures in the amount of R$913,220, with original maturity on August 26, 2024.

The appropriation of costs related to the issue of debentures in the period ended December 31, 2022 was R$7,704 (R$3,096 as of December 31, 2021), recorded monthly under finance expenses, in accordance with the effective interest rate method. As of December 31, 2022, the balance of issue costs to be appropriated is R$ 31,955 (R$ 6,370 as of December 31, 2021).

ii) Working capital – The Body Shop

On April 23, 2021, the indirect subsidiary The Body Shop International Limited contracted a facility agreement with UK Export Finance and HSBC Bank PLC in the amount of one hundred million pounds sterling (£100 million), approximately R$742 million, guaranteed by the  subsidiary Natura Cosméticos and the Company. As of January 2022, the guarantee to the facility agreement was only belong to Company. This facility agreement will be remunerated at the Sonia rate + 2.9% per annum, and has a term for payment of principal and interest with maturities in December 2021, April 2023 and April 2024.

On December 23, 2022, this operation was fully amortized by the indirect subsidiary The Body Shop, with no outstanding balance related to this facility agreement.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

iii) ESG Notes

On May 4, 2021, subsidiary Natura Cosméticos concluded the offer of the notes linked to the sustainability goals subject to annual interest of 4.125% and with maturity date on May 3, 2028 (“ESG Notes”) in the total principal amount of US$1 billion (approximately R$5.6 billion) and these are guaranteed by the Company. For this offer of notes, derivative instruments were contracted for foreign exchange hedging purposes.

The targets, to be met by 2026, include a reduction in greenhouse gas emissions by 13% and the use of recycled plastic in packaging by at least 25%, which the Company does not have current indications that will not be met.

The appropriation of costs related to the issue of the Company’s ESG Notes on December 31, 2022 was R$14,889 (R$9,777 on December 30, 2021), recorded monthly under finance expenses, in accordance with the terms of the respective issues. As of December 31, 2022, the balance of issue costs to be appropriated is R$ 79,410 (R$ 94,293 as of December 31, 2021).

iv) Notes - Avon

As of December 31, 2022 the subsidiary Avon has the following note issued:

Notes - Avon	Main US$	Main R$	Annual percentage interest rate	Maturity
Unguaranteed	216,085	1,127,467	8.45%	March 15, 2043

v) Commercial notes

On September 19, 2022, the 1st issue of commercial notes by the subsidiary Natura Cosméticos took place, in a single series in the amount of R$500 million. The commercial notes were publicly distributed with restricted placement efforts, under the terms of CVM Instruction No. 476/2009. Resources were allocated to reinforce cash and liquidity and they mature in 2025.

The appropriation of costs related to the issue of commercial notes in the year ended December 31, 2022 was R$126, recorded monthly under finance expenses, in accordance with the effective interest rate method. The balance of issue costs to be appropriated on December 31, 2022 is R$1,266.

18.2 Covenants

As of December 31, 2022, the Group no longer has the obligation to calculate and disclose restrictive clauses (covenants), which establish the maintenance of minimum financial indicators resulting from the quotient of dividing the net debt of treasury by the EBITDA of the last 12 months, function the maturity and early settlement of the 9th and 10th series of debentures in December 2022.

The Group also has covenants related to non-financial indicators according to each contract. The Company was in compliance with such covenants as of December 31, 2022 and 2021.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

19.TRADE ACCOUNTS PAYABLE AND REVERSE FACTORING OPERATIONS

	2022	2021
Domestic trade accounts payable	4,644,534	5,248,462
Foreign trade accounts payable (a)	877,496	1,104,189
Subtotal	5,522,030	6,352,651
Reverse factoring operations (b)	853,900	417,928
Total	6,375,930	6,770,579

a)	Refers to imports mainly denominated in US dollars, Euros and British pounds.
b)	The Company has contracts signed with first-line financial institutions, mainly Banco Itaú Unibanco S.A. to directly structure a reverse factoring operation with the Company’s main suppliers. Further details on these operations are included in note 3.15.

20.    TAX LIABILITIES

	2022	2021
ICMS (ordinary) (a)	180,708	150,396
ICMS-ST provision (b)	60,945	58,188
Taxes on invoicing abroad	346,407	340,648
Withholding tax	138,293	148,081
Other taxes payable - foreign subsidiaries	147,056	138,461
Income tax	18,170	7,062
PIS and COFINS payable	140	144
INSS and service tax (ISS) payable	31,895	29,359
Other	21,869	8,888
Total	945,483	881,227

Current	828,125	766,430
Non-current	117,358	114,797

a)	Refers to ICMS on the Company's sales of goods in Brazil.
b)	The Company has discussions about the illegality of changes in state laws to charge ICMS-ST. Part of the amount recorded as tax payable but not yet paid is being discussed in court by the Company, and in some cases, the amounts are deposited in court, as mentioned in Note 12.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

21.    PROVISION FOR TAX, CIVIL AND LABOR RISKS

21.1     Contingencies assessed as probable risk of loss

The changes in the provision for tax, civil and labor risks and contingent liabilities are presented below:

	Tax		Civil		Labor		Contingent liabilities (business combination(2)		Total
	2022	2021(3)	2022	2021	2022	2021	2022	2021	2022	2021
Balance at the beginning of the year	181,694	217,536	305,690	219,374	233,472	251,339	597,585	797,693	1,318,441	1,485,942
Additions (3)	78,410	24.090	425,398	181,856	91,694	90,855	-	-	595,502	296,801
Reversals (1)	(45,902)	(44.726)	(12,791)	(35,433)	(51,649)	(77,727)	(196,925)	(195,092)	(307,267)	(352,978)
Payments	(31,354)	(4.965)	(162,953)	(88,266)	(67,424)	(39,553)	-	-	(261,731)	(132,784)
Monetary adjustment	36,155	4.698	16,477	2,723	5,093	7,860	21,555	10,450	79,280	25,731
Translation adjustment	(31,884)	(909)	(13,110)	12,471	(25,068)	2,201	(15,787)	(15,466)	(85,849)	(1,703)
Transfers	(67)	(14.030)	(1,036)	12,965	-	(1,503)	-	-	(1,103)	(2,567)
Balance as of the end of the year	187,052	181,694	557,675	305,690	186,118	233,472	406,428	597,585	1,337,273	1,318,442

Current									463,655	230,097
Non-current									873,618	1,088,345

(1)	Reversals of contingent liabilities (business combination) refer mainly to the adhesion to state tax amnesty programs, and change in estimates for civil and labor lawsuits, which took place in the first and third quarter of 2022.
(2)	The business combination amounts as of December 31, 2022 are segregated between tax (R$380,259), civil (R$9,053) and labor (R$17,116) proceedings.
(3)	During the year ended December 31, 2022, certain balances included in provisions for tax risks on December 31, 2021 were reclassified for better alignment between the Group's subsidiaries, as disclosed in note No. 2.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

a)     Disputes related to talc (Civil)

The subsidiary Avon Products, Inc. was named a defendant in numerous personal injury proceedings brought in the US courts, alleging that certain talc products the company sold in the past were contaminated with asbestos. Many of these actions involve a number of co-defendants, including manufacturers of cosmetics and manufacturers of other products that, unlike the subsidiary Avon's products, were designed to contain asbestos. As of December 31, 2022, there were 227 individual active claims pending against the subsidiary Avon International (128 new cases were filed and 52 cases were dismissed, settled or otherwise resolved).

In December 2022, one case, captioned Chapman, et al. v. Avon Products, Inc., et al., No. 22STCV05968, resulted in an adverse jury verdict after a trial, with the jury awarding Plaintiffs a total of US$36 million in compensatory damages and US$10.3 million in punitive damages against the subsidiary Avon. The Company believes it has strong grounds for seeking to overturn the verdict in this case and in January 2023 began the process of appealing the verdict by seeking relief from the trial court. On March 1, 2023, following post-trial arguments, the trial court issued a conditional order reducing the compensatory damages award against the subsidiary Avon to US$29.3 million. If Plaintiffs reject this reduction, there will be a new trial on the compensatory damages portion of the jury’s verdict. The subsidiary Avon will proceed with its appeal of the jury’s verdict in any event.

The subsidiary Avon accounts for these claims in accordance with our loss contingency accounting policy as set out in Note 3. The subsidiary Avon believes that the claims asserted against the Company in all of these cases are without merit and is defending vigorously against these claims and will continue to do so. However, additional similar cases arising out of the use of the subsidiary Avon's talc products are reasonably anticipated. Given the inherent uncertainties of litigation, it is not possible to predict the outcome of all individual cases pending against the subsidiary Avon or potential unasserted claims, and therefore a specific estimate and associated provision is made for a small number of individual cases that have advanced to the later stages of legal proceedings. This estimated liability for claims and associated legal costs incurred to date includes an amount for the Chapman case, however taking into consideration the strong grounds for appeal and seeking to overturning the verdict as noted above, should the subsidiary Avon ultimately lose the case, additional amounts representing a significant portion of the original awarded damages could be incurred.

For the remaining filed cases, an estimate of exposure loss on an aggregated and ongoing basis is recorded, which takes into account the historical outcomes of all cases we have resolved to date. Any adverse outcomes, either in an individual case or in the aggregate, could be material. Future costs to litigate these cases, which we expense as incurred, are not known but may be significant, though some costs will be covered by insurance.

b)    Adherence to state tax amnesty programs

During the first and third quarters of 2022, the Company adhere the tax amnesty programs of the states of Ceará, Paraná and Amazonas, where exposure arising from existing judicial discussions were reduced by obtaining discounts for payment with the respective tax authorities. As a result of this adhesion, contingent liabilities recognized in the context of the business combination with Avon were extinguished with the respective tax authorities, and the excess of provision in relation to the amounts due was reversed in the total amount of R$ 86,979.

Other contingent liabilities associated with these amnesties that had not been recognized because they were not part of balances arising from business combinations were recognized in the accounts to the extent of the amounts due, in the net amount of R$20,492. The adhesion to the tax amnesty processes terminated legal disputes in the amount of approximately R$ 123,266, which had probability of loss considered as possible by the Company's Management.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

21.2 Contingent liabilities assessed as possible risk of loss

The Company has administrative and judicial contingencies for which the expectation of loss, evaluated by Company Management and supported by its legal advisors, is classified as possible and, therefore, no provision has been recorded. As of December 31, 2022, the contingencies classified as possible loss totaled R$ 8,806,935 (R$ 10,193,858 as of December 31, 2021).

	2022	2021
Tax	8,480,614	9,884,541
Civil	161,859	128,479
Labor	164,462	180,838
Total contingent liabilities	8,806,935	10,193,858

Tax

On July 5, 2022, the National Congress overrode veto No. 58 of the President of the Republic, as a result, the law project No. 2110/19 was converted into Law No. 14,395/2022 to interpret that "plaza" corresponds to "municipality" for the purposes of defining the minimum taxable amount for calculating the IPI. Therefore, based on the opinion of the Company's legal advisors, the tax assessment notices issued by the Federal Revenue Service of Brazil that require IPI tax debts, due to the alleged failure to observe the minimum calculation basis, in the case of sales operations aimed at interdependent wholesale establishments, previously classified as possible risk of loss, were reclassified to remote. As of December 31, 2022, the total amount under discussion reclassified as remote loss is R$ 2,472,645 (R$ 2,009,562 as of December 31, 2021 classified as remote).

Below are the most relevant tax contingencies related to the following matters:

a)   Lawsuits in which the industrial establishment equivalence is discussed, as provided for in the Decree No. 8393/2015, which now requires IPI taxation of products listed in the referred legal provision in outbound transactions carried out by interdependent wholesalers. On December 31, 2022, the amount under discussion is R$2,218,971 (R$1,907,246 on December 31, 2021).

b)   Administrative and judicial processes that discuss the illegality of changes in Federal State laws regarding the collection of ICMS and ICMS-ST. As of December 31, 2022, the total amount under discussion is R$ 1,374,933 (R$1,560,023 as of December 31, 2021).

c)   Infraction notices in which the Brazilian Federal Revenue Office requires IRPJ and CSLL tax debts to challenge the tax deductibility of the amortization of goodwill generated in the context of a corporate reorganization between related parties. Currently, the legality of the administrative decisions that rejected the motions for clarification presented to challenge the special appeals dismissed is being discussed in the courts. As of December 31, 2022, the total amount under discussion classified as possible loss is R$ 1,509,890 (R$1,419,237 as of December 31, 2021).

d)   Infraction notices in which the Finance Department of the São Paulo Federal State requires the collection of ICMS-ST, which was fully collected by the recipient of the goods, the distributor. Currently, the process is pending judgment at the administrative court level. As of December 31, 2022, the total amount under discussion classified as possible loss is R$ 633,370 (R$539,561 as of December 31, 2021).

e)Infraction notices in which the Brazilian Federal Revenue Office requires IPI tax debts for disagreeing with the tax classification adopted by the Company for some products. The tax assessment notices are awaiting judgment at the administrative court level. As of December 31, 2022, the total amount under discussion is R$ 719,920 (R$662,991 as of December 31, 2021).

21.3 Recognition of assets previously assessed as contingent

In June 2022, the subsidiary Avon Products concluded the negotiation of a settlement agreement to resolve a breach of contract dispute in Japan. As a result, Avon Products received cash compensation in the amount of R$136,200, of which R$16,762 is related to settlement of historically recognized revenues, and the remaining of R$119,438 recognized as other operating income in the year ended on December 31, 2022. These balances were fully received in cash on December 31, 2022.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

22.     OTHER LIABILITIES

	2022	2021
Pension and post-employment health care plans(a)	463,948	673,458
Deferred revenue from performance obligations with customers (b)	313,204	393,046
Provision for incentives to consultants	217,349	286,791
Provision for operating expenses (marketing / technology, etc.) (c)	604,064	601,841
Provision for store renovation	116,137	105,165
Crer Para Ver (d)	87,420	90,655
Provision for restructuring (e)	175,809	103,760
Insurance payables	69,364	127,413
Other Liabilities(f)	203,331	276,437
Total	2,250,626	2,658,566

Current	1,499,060	1,716,110
Non-current	751,566	942,456

a)	As of December 31, 2022, there is R$282,295 (R$445,804 as of December 31, 2021) referring to pension plans, and R$28,456 referring to post-employment plans (R$34,774 as of December 31, 2021) of subsidiary Avon International, and R$129,697 (R$124,649 as of December 31, 2021) referring to post-employment healthcare plans of the subsidiary Natura Cosméticos and R$51,956 (R$68,230 as of December 31, 2021) referring to post-employment healthcare plans of the subsidiary Natura &Co International.
b)	Refers to the deferral of revenue from performance obligations related to loyalty programs based on points, sale of gift cards not yet converted into products and programs and events to honor direct sales consultants, of which R$ 190,790 (R$ 235,308 as of December 31, 2021) is referring to subsidiary Avon, R$ 93,761 (R$ 121,341 as of December 31, 2021) referring to the consolidated subsidiary Natura Cosméticos and R$ 28,653 (R$ 36,397 as of December 31, 2021) referring to subsidiary Natura &Co International.
c)	Refers to the Company's operating provisions arising mainly from expenses with the provision of technology, marketing and advertising services.
d)	Contribution of the social program to the development of the quality of education.
e)	Provision for costs directly related to the integration plan and changes in the organizational structure of the subsidiary Avon and Group corporate structure review.
f)	Refers to miscellaneous provisions such as indemnities and non-current contractual obligations.

Post-employment health care and Pension plan

a)       Defined benefit pension and post-retirement plans (Avon)

The subsidiary Avon has contributory and noncontributory defined benefit retirement plans for substantially all of its employees. Benefits under these plans are generally based on an employee’s length of service and average compensation near retirement, and certain plans have vesting requirements. The plans are funded based on legal requirements and cash flow.

The largest defined benefit pension plan of the subsidiary Avon outside the United States (“US”) is in the United Kingdom (“UK”). The UK defined benefit pension plan was frozen for future accruals as of April 1, 2013. The US defined benefit pension plan, the Avon Products, Inc. Personal Retirement Account Plan (the “PRA”), is closed to employees hired on or after January 1, 2015. Qualified retirement benefits for US-based employees hired on or after January 1, 2015 will be provided exclusively through Avon Personal Savings Account Plan (the “PSA”), as described in note 28.2.

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligation was carried out on December 31, 2022. The present value of the defined benefit obligation and the respective cost of current services and cost of past services were measured at projected unit credit method.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The change in actuarial liabilities for the years ended December 31, 2022 and 2021 are shown below:

	Pension plan
	2022	2021
Balance at the beginning of the year	445,804	609,961
Cost of services – current	19,707	24,660
Interest cost – recognized in the statement of profit or loss	15,568	10,934
Administrative costs	2,698	2,698
Company contributions	(4,299)	(49,516)
Benefits paid	(22,262)	(6,413)
Actuarial loss in OCI (a)	(254,913)	(99,991)
Reclassifications	24,956	18,045
Other	88,474	(72,252)
Translation adjustment	18,518	7,678
Balance at end of year	334,251	445,804
(a)	The actuarial loss recorded throughout 2022 is directly related to the update of the mortality tables, as they were impacted by the effects of the Covid-19 pandemic.

The significant actuarial assumptions for the determination of the actuarial liability are discount rate and rate of compensation increase. The details of the assumptions are as follows:
	2022	2021
Discount rate	1.30% to 12.00%	0.65% to 9.20%
Rate of compensation increase	2.55% to 7.40%	1.80% to 6.60%

The fair values of each major class of pension plan assets are presented below:

	2022	2021
Cash and cash equivalent	7,330	191,958
Equity instruments of other entities	520,799	1,066,370
Government bonds	1,013,584	1,482,650
Corporate bonds	1,317,122	1,802,394
Real estate	10,957	12,834
Other	(121,574)	12,276
Total	2,748,218	4,568,482

b)       Post-employment health care plan (Natura Cosméticos)

Post-employment health care plan as detailed in note 3.18.4. The number of active employees eligible for the healthcare plan after termination is closed to new inclusions. As of December 31, 2022 and 2021, the obligation weighted average duration is around 21.9 and 20.0 years, respectively, and its actuarial calculation base is as follows:

➢    866 (2021: 993) active employees of the subsidiary Natura Cosméticos;

➢    406 (2021: 473) retired and dependent on the subsidiary Natura Cosméticos.

The actuarial liability was calculated, as of December 31, 2022 and 2021, considering the following main assumptions:

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	2022	2021
Discount rate	10.43%	9.01%
Initial growth rate of medical cost	4.25%	4.25%
Inflation rate	4.00%	3.40%
Final growth rate of medical cost	8.42%	7.79%
Growth rate of medical costs due to aging - costs	Per age range 1.25% to 4.75% p.a.	Per age range 1.25% to 4.75% p.a.
Growth rate of medical costs by aging - contributions	0.00%	0.00%
Percentage of adherence to the plan in retirement	Bradesco Plan 58.00% / Unimed Plan 85.00%	Bradesco Plan 60.00% / Unimed Plan 85.00%
Schedule of disabled mortality	Mercer Disability	Mercer Disability
Schedule of mortality	AT-2000	AT-2000
Schedule of turnover	Proportional calculation at the time of service	Proportional calculation at the time of service

Increasing the initial level of growth in medical costs at a real rate of 4.25% and increasing the annual discount rate from 9.01% to 10.43% generated a loss of R$3,444 in OCI.

The table below sets forth the medical inflation rate and the discount rate sensitivity analysis, and their respective effect on the balance (present value of the obligation, or “PVO”) accounted as on the actuarial liabilities (maintaining the other assumptions):

	Rate	Chance	PVO
Discount rate	10.43%	1% increase	114,832
Discount rate	10.43%	1% decrease	157,168
Rate of compensation	8.42%	1% increase	164,604
Rate of compensation	8.42%	1% decrease	120,307

The changes of actuarial liabilities for the years ended December 31, 2022 and 2021, is set forth in the table below:

	2022	2021
Balance at the beginning of the year	124,649	134,194
Cost of the current service of subsidiary Natura Cosméticos	812	939
Cost of interest	11,078	9,326
Expenses paid	(3,398)	(2,679)
Actuarial gains in OCI	(3,444)	(17,131)
Balance as of the end of the year	129,697	124,649

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

23.   SHAREHOLDER’S EQUITY

23.1  Share capital

On December 31, 2022, the share capital of the Company is of R$ 12,484,424, composed of 1,383,206,405 registered common shares without par value (R$ 12,481,683 composed of 1,379,584,737 registered common shares without par value on December 31, 2021).

23.2  Dividends payment policy

The shareholders are entitled to receive every year a mandatory minimum dividend of 30% of net income, considering principally the following adjustments:

➢	Increase in the amounts resulting from the reversal, in the period, of previously recognized reserves for contingencies.
➢	Decrease in the amounts intended for the recognition, in the period, of the legal reserve and reserve for contingencies.
➢	Whenever the amount of the minimum mandatory dividend exceeds the realized portion of net income for the year, management may propose, and the General Meeting approves, allocate the excess to the constitution of the unrealized profit reserve (article 197 of Law No. 6,404/76).

In addition, dividends were proposed for the year ended December 31, 2021 in the amount of R$ 180,772, equivalent to the remuneration of R$0.1315 per share based on the net income in the period which were paid on December 27, 2022. According to the Company’s bylaws and in the article 197 of Law No. 6,404/76 the amount of R$133,616 referring to the portion of minimum mandatory dividends exceeding the realized net income for the year was submitted to approval in the Annual General Meeting held in April 2022, for constitution of unrealized profit reserve.

The Board of Directors may pay or credit interest on net equity in accordance with applicable law.

For the year ended December 31, 2022, the Company recorded a loss, not resulting in the dividend payment.

23.3        Treasury shares

As of December 31, 2022 and 2021, item “Treasury shares” has the following composition:

	Number of shares	Amount R$ (thousands)	Average price per share - R$
Balance as of December 31, 2020	316,701	11,667	38.04
Used	(754,719)	(34,438)	45.63
Acquired	5,337,558	174,113	32.62
Balance as of December 31, 2021	4,899,540	151,342	30.89
Used	(377,585)	(9,282)	24.58
Acquired	5,391,900	120,300	22.31
Balance as of December 31, 2022	9,913,855	262,360	26.46

The minimum and maximum cost of the balance of treasury shares as of December 31, 2022 are R$21.11 and R$24.07 (R$25.74 and R$50.93 in December 31,2021), respectively.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

23.4        Capital reserve

In the year ended December 31, 2022, there was an increase of R$247,048 (R$76,865 on December 31, 2021) related to changes in stock option plans and restricted shares.

In the year ended December 31, 2021, the capital reserve had decreased by R$650,196, due to the absorption of losses, for the year ended December 31, 2020.

The capital reserve as of December 31, 2022 amounted to R$10,540,885  (R$10,478,804 as of December 31, 2021).

During the year-end period ended December 31, 2022, the balance referring to the effects of the conversion of balance sheets of subsidiaries in hyperinflationary economies presented in capital reserves (share premium and additional paid-in capital) and in profit reserves (retained earnings) in the statement of changes in equity was reclassified to other comprehensive income, also a component of the Company's equity, for a better consolidated presentation of these impacts in this statement. This reclassification in the amount of R$ 193,261 does not have any effect on the equity and financial position presented by the Company in this period;

23.5        Profit reserve

The Company used the remaining balance of profit reserves to absorb the accumulated losses at the end of the 2022.

23.6        Cumulative translation adjustment – Other comprehensive income

The Company recognizes in this equity item the exchange rate variation effect from investments in foreign subsidiaries, including exchange rate variations in a hyperinflationary economy, actuarial gains and losses arising from the employee benefit plan, and the effect from cash flow hedge operations. For exchange rate variation, the accumulated effect will be reversed to statement of profit or loss as a gain or loss only in the event of disposal or write-off of the investment. For actuarial losses and gains, the amounts will be recognized when the actuarial liability is remeasured. The cash flow hedge transactions are transferred to the statement of profit or loss in case an ineffective portion is identified or when the hedge relationship is terminated.

24.     INFORMATION ON SEGMENTS

There was no change in the composition of the operating segments and information by geographic area in relation to that disclosed in the financial statements for the year ended December 31, 2021.

Net revenue by segment is as follows for the year ended December 31, 2022:

➢	Natura &Co Latam – 60.6%
➢	Avon International – 19.8%
➢	The Body Shop – 12.1%
➢	Aesop – 7.5%

The accounting policies for each segment are applied uniformly as described in note 3.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The following tables provide the summarized financial information related to the segments and geographic distribution of the Company’s commercial operations for December 31, 2022 and 2021.

24.1 Operating segments

	2022
	Reconciliation to net income (loss) for the year
	Net Revenue	Performance assessed by the Company	Depreciation and amortization	Discontinued operations	Finance income	Finance expense	Income Tax	Net income (loss)
Natura &Co Latam	22,027,612	1,912,609	(912,472)	-	3,360,427	(4,772,694)	98,712	(313,418)
Avon International[1]	7,196,044	(74,733)	(683,845)	(380,416)	765,176	(1,431,754)	(200,474)	(2,006,046)
The Body Shop[1]	4,407,246	363,577	(692,089)	-	162,790	(244,467)	39,254	(370,935)
Aesop[1]	2,718,721	536,657	(303,408)	-	89,298	(123,405)	(66,465)	132,677
Corporate expenses	-	(604,037)	(40)	-	1,003,107	(709,339)	9,405	(300,904)
	36,349,623	2,134,073	(2,591,854)	(380,416)	5,380,798	(7,281,659)	(119,568)	(2,858,626)

	2021
	Reconciliation to net income (loss) for the year
	Net Revenue	Performance assessed by the company	Depreciation and amortization	Discontinued operations	Finance income	Finance expense	Income Tax	Net Income (Loss)
Natura &Co Latam	22,413,401	2,595,653	(871,973)	-	3,181,237	(3,881,418)	165,137	1,188,636
Avon International[1]	9,329,325	272,655	(830,931)	(98,550)	421,123	(894,318)	210,705	(919,316)
The Body Shop[1]	5,821,776	1,023,095	(795,127)	-	63,939	(137,834)	(158,973)	(4,900)
Aesop[1]	2,600,185	622,944	(293,492)	-	30,380	(75,372)	(90,277)	194,183
Corporate expenses	-	(604,594)	-	-	309,884	(44,598)	921,394	582,086
	40,164,687	3,909,753	(2,791,523)	(98,550)	4,006,563	(5,033,540)	1,047,986	1,040,689

	2020
	Reconciliation to net income (loss) for the year
	Net Revenue	Performance assessed by the company	Depreciation and amortization	Discontinued operations	Finance income	Finance expense	Income Tax	Net Income (Loss)
Natura &Co Latam	20,542,345	2,369,517	(874,584)	-	3,402,578	(3,891,641)	(428,191)	577,679
Avon International[1]	9,097,375	315,477	(814,678)	(143,112)	979,267	(1,442,216)	(108,053)	(1,213,315)
The Body Shop[1]	5,332,922	935,255	(761,224)	-	82,736	(157,705)	(66,626)	32,436
Aesop[1]	1,949,338	606,543	(268,092)	-	23,152	(72,056)	(55,219)	234,328
Corporate expenses	-	(718,339)	(278)	-	250,658	(210,192)	383,345	(294,806)
	36,921,980	3,508,453	(2,718,856)	(143,112)	4,738,391	(5,773,810)	(274,744)	(663,678)

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	2022				2021
	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-current assets	Total assets	Current liabilities	Non-current liabilities
Natura &Co Latam	18,256,204	29,762,132	8,363,130	10,164,706	18,060,879	29,580,551	7,369,891	8,887,502
Avon International[1]	11,197,014	14,259,571	1,894,856	1,838,328	14,286,498	17,512,750	2,783,907	5,100,109
The Body Shop[1]	6,565,913	7,928,270	1,292,903	1,669,625	8,166,363	10,813,064	1,690,622	2,485,200
Aesop[1]	1,621,126	2,735,417	731,018	776,512	1,520,514	2,542,125	610,451	648,695
Corporate expenses	923,606	-	1,055,961	4,547,167	1,026,071	-	1,146,347	1,159,041
	38,563,863	54,685,390	13,337,868	18,996,338	43,060,325	60,448,490	13,601,218	18,280,547

1 The operations of these segments located in Latin American countries (Latam) are presented in the Natura &Co Latam segment.

24.2 Net revenue and non-current assets, by geographical area of operations

	Net revenue			Non-current assets
	2022	2021	2020	2022	2021
Asia	3,443,454	3,719,131	2,929,063	1,284,783	1,216,942
North America	5,708,847	6,227,104	5,120,953	6,261,545	6,459,026
Mexico	3,570,990	3,879,033	3,205,609	3,631,768	3,640,644
Other	2,137,858	2,348,070	1,915,344	2,629,777	2,818,382
South America	17,513,597	17,436,131	16,484,363	14,508,816	14,312,260
Brazil	11,280,690	10,481,869	11,113,810	12,656,298	12,015,037
Argentina	3,003,214	2,973,638	1,999,461	694,172	1,036,205
Other	3,229,693	3,980,624	3,371,092	1,158,346	1,261,018
Europe, Middle East and Africa (EMEA)	8,739,179	11,771,600	11,580,586	15,271,251	19,276,178
United Kingdom	2,836,316	4,187,200	4,117,699	10,894,799	12,162,597
Other	5,902,863	7,584,400	7,462,887	4,376,452	7,113,581
Oceania	944,546	1,010,721	807,015	1,237,468	1,795,919
	36,349,623	40,164,687	36,921,980	38,563,863	43,060,325

No individual or aggregate customer (economic group) represents more than 10% of the Company’s net revenue.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

25.     REVENUE

Gross revenue:	2022	2021	2020
Direct Selling	34,665,365	38,529,367	37,607,816
Retail	6,049,381	6,231,776	3,959,008
Online	3,129,568	3,412,849	3,061,239
Other sales	3,264,388	3,468,884	3,069,555
Subtotal	47,108,702	51,642,876	47,697,618

Returns and cancellations	(636,642)	(644,693)	(617,140)
Commercial discounts and rebates	(1,123,746)	(1,238,667)	(1,062,204)
Taxes on sales	(8,998,691)	(9,594,829)	(9,096,294)
Subtotal	(10,759,079)	(11,478,189)	(10,775,638)
Total net revenue	36,349,623	40,164,687	36,921,980

26.  OPERATING EXPENSES AND COST OF SALES

	2022	2021	2020
Classified by function
Cost of sales	13,155,019	14,097,888	13,299,720
Selling, marketing and logistics expenses	15,554,569	16,912,862	15,632,782
Administrative, R&D, IT and project expenses	6,711,533	6,958,866	5,955,996
Total	35,421,121	37,969,616	34,888,498

Classified by nature
Cost of sales	13,155,019	14,097,888	13,299,720
Raw material/packaging material/resale(*)	11,956,059	12,851,587	11,964,959
Employee benefits expense (note 28)	575,158	568,936	638,525
Depreciation and amortization	175,156	254,476	215,355
Other(*)	448,646	422,889	480,881

Selling, marketing and logistics expenses	15,554,569	16,912,862	15,632,782
Logistics costs	2,300,256	2,654,546	2,479,156
Personnel expenses (note 28)	4,182,428	4,547,391	4,198,147
Marketing, sales force and other selling expenses	7,735,735	8,302,485	7,498,360
Depreciation and amortization	1,295,880	1,405,423	1,301,657
Impairment	40,270	3,017	155,462

Administrative, R&D, IT and project expenses	6,711,533	6,958,866	5,955,996
Innovation expenses	273,430	223,472	270,256
Personnel expenses (note 28)	2,902,540	2,886,281	2,498,024
Restructuring expenses	125,804	-	-
Other administrative expenses	2,288,941	2,717,489	1,985,872
Depreciation and amortization	1,120,818	1,131,624	1,201,844

Total	35,421,121	37,969,616	34,888,498

(*) From the balances originally presented on December 31, 2021, R$649,418 from the cost of goods sold group was reclassified between lines for better presentation. This reclassification does not affect the subtotal of costs originally presented.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

27.EMPLOYEE BENEFITS

	2022	2021	2020
Payroll, profit sharing and bonuses	5,746,324	5,911,837	5,407,990
Pension Plan	233,029	243,511	186,373
Share-based payments and charges on restricted shares	123,931	228,131	231,962
Health care, food and other benefits	704,449	712,983	684,992
Charges, taxes and social contributions	642,850	701,521	635,248
INSS	209,543	204,625	188,131
Total	7,660,126	8,002,608	7,334,696

27.1  Share-based payments

Natura &Co offers long-term incentives to senior executives and employees responsible for implementing its long-term strategy.

Overview of plans

The share-based payment programs granted before the corporate restructuring, on December 18, 2019, were originally granted considering the shares of Natura Cosméticos that were traded on B3. SA - Brasil, Bolsa, Balcão (“B3”, Brazilian Stock Exchange). As a result of the corporate restructuring, the shares of Natura Cosméticos originally granted were replaced by shares of the Company.

Awards outstanding as of December 31, 2022 relate to various share-based plans, the terms of which are summarized in the tables below.

In 2022, stock options, restricted shares and performance shares were granted in accordance with the “Co-investment Plan” or “Long-Term Incentive Plan”.

Under the “Co-Investment Plan”, eligible employees may invest part of their payout from the Profit Share Program in the purchase of Company’s shares. Company will grant awards ("Matching Awards”) to match such purchased shares on a 1:1 ratio. Matching shares vest in three equal installments over three years, subject to continued employment as an employee at the Company.

In the “Long-Term Incentive Plan”, Company shares are granted to eligible employees. Certain “Long-Term Incentive Plan” awards are only subject to a requirement to remain in employment at the Company over the vesting period. While the awards referred to as “Performance Shares” are subject to both a requirement to remain employed at the Company over the vesting period and meeting certain performance conditions.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

For the outstanding awards presented in this note, there are generally no cash settlement alternatives (awards are settled with shares).

Changes in the number of awards based on shares outstanding are shown below:

	Stock option plan and Strategy Acceleration Plan
	Weighted average strike price per option – R$	Options (thousands)
Balance as of December 31, 2021	21.05	20,137
Granted	16.45	1,710
Change from stock options to restricted shares	48.98	(1,100)
Expired/Canceled	27.22	(861)
Exercised	11.98	(226)
Balance as of December 31, 2022	18.92	19,660

	Restricted shares (thousands)	Performance shares (thousands)
Balance as of December 31, 2021	5,494	8,045
Granted	2,359	6,485
Change from stock options to restricted shares	1,100	-
Expired/Canceled	(442)	(1,902)
Exercised	(2,453)	(573)
Balance as of December 31, 2022	6,058	12,055

The number of shares above and throughout this disclosure:

(I)	The plans are presented using B3 equivalents for awards that are to be exercised in ADRs to ensure consistency; and
(II)	The number of performance shares is disclosed considering achievement of the performance conditions target, whereas the expense recognized reflects the latest reassessment of the number of awards expected to vest.

The share-based payment expense recognized in the year ended December 31, 2022 was R$8,249 in the parent company and R$123,938 in the consolidated (R$74,734 and R$228,133, respectively for the year ended December 31, 2021), net of social charges.

The outstanding stock options, restricted shares and performance shares as of the end of the period have the following maturity dates, fair values and strike prices:

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

As of December 31, 2022 – Stock options

Grant date	Conditions for acquisition of right as of the grant date	Strike Price (R$)	Fair value at grant date (R$)	Existing shares (thousands)	Maximum remaining contractual life (years)	Exercisable options (thousands)
March 16, 2015	2 to 4 years of service	13.47	4.85 to 5.29	104	0.2	104
July 28, 2015 (Acceleration strategy)	4 to 5 years of service	12.77	6.20 to 6.23	495	0.6	495
March 15, 2016	2 to 4 years of service	12.71	7.16 to 7.43	93	1.2	93
July 11, 2016 (Acceleration strategy)	4 to 5 years of service	11.28	6.84 to 6.89	1,540	1.5	1,540
March 10, 2017	2 to 4 years of service	12.46	6.65 to 6.68	376	2.2	376
March 10, 2017 (Acceleration Strategy)	4 to 5 years of service	12.46	6.87 to 6.89	1,890	2.2	1,890
March 12, 2018	2 to 4 years of service	16.83	7.96 to 8.21	1,537	3.2	1,537
March 12, 2018 (Acceleration strategy)	3 to 5 years of service	12.04 to 16.83	8.21 to 9.67	3,800	3.2	2,850
April 12, 2019	2 to 4 years of service	23.41	11.71 to 11.82	1,415	4.2	907
April 12, 2019 (Acceleration strategy)	4 to 5 years of service	23.41	11.51 to 11.71	1,900	4.2	-
December 17, 2021	3 to 4 years of service	27.28	13.85 to 18.16	4,800	9.0	-
September 14, 2022	3 to 4 years of service	16.45	8.39 to 10.32	1,710	9.7	-
				19,660		9,792

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

As of December 31, 2022 – Restricted shares

Grant date	Conditions for acquisition of right as of the grant date	Existing shares (thousands)	Fair value at grant date (R$)	Maximum remaining contractual life (years)
April 12, 2019 – Plan I	2 to 4 years of service	269	21.62 to 22.53	0.2
March 27, 2020 – Co-Investment Plan	1 to 3 years of service	621	29.00	0.3
March 31, 2021	1 to 3 years of service	1,936	48.13	1.3
April 14, 2022	1 to 3 years of service	2,132	24.91 to 24.99	2.3
March 31, 2021 (as modified in September 2022)*	4 to 5 years of service	1,100	7.41 to 24.77	3.3
		6,058

*The original grant of March 31, 2021 was stock options, but became a restricted share award as a result of the September 2022 amendment.

As of December 31, 2022 – Performance shares

Grant date	Conditions for acquisition of right as of the grant date	Existing shares (thousands)	Fair value at grant date (R$)	Maximum remaining contractual life (years)
September 30, 2020	Achievement of performance conditions, 2.5 years of service plus an additional holding period of 1 year for certain awards.	3,725	48.56 to 73.46	0.3 to 1.3
March 31, 2021	Achievement of performance conditions, 3 years of service plus an additional holding period of 1 year for certain awards.	2,735	46.57 to 50.98	1.3 to 2.3
April 14, 2022	Achievement of performance conditions, 3 years of service plus an additional holding period of 1 year for certain awards.	5,595	18.66 to 24.99	2.3 to 3.3
		12,055

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Assumptions

Ranges of valuation assumptions for the new granting of restricted and performance shares in April 2022 are set out below. The valuation models used were Black-Scholes, Stochastic and Finnerty, depending on the type of award.

Assumptions	B3 shares	ADRs
Share price (also used as strike price on Finnerty)	R$25.00	USD 10.60
Strike price	R$ 0.01	USD 0.00424
Expected volatility	42.09% to 50.39%	49.07% to 57.72%
Expected term	1 to 3 years	1 to 3 years
Expected dividend yield	0.00%	0.00%
Risk-free interest rate	12.30% to 13.27%	1.69% to 2.73%

Volatility was calculated over the period of time consistent with the expected grant term (or over the remainder of the performance period, where applicable) immediately prior to the grant date. In the Finnerty model, volatility is calculated over the period proportional to the holding period immediately prior to the grant date.

As of December 31, 2022, the market price was R$ 11.61 (R$25.43 as of December 31, 2021) per share.

27.2   Employee benefit plans

The Company and some of its subsidiaries grant defined contribution retirement plans to eligible employees and, through some of their foreign subsidiaries, grant defined benefit plans to employees that are eligible.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Defined contribution plans

The Company, through its subsidiary Avon, offers a defined contribution plan for Avon employees in the United Kingdom (“UK”), which allows eligible participants to contribute eligible compensation through payroll deductions. The Company double employee contributions up to the first 5% of eligible compensation and therefore the maximum level provided by Avon is 10% of eligible compensation. In the year ended December 31, 2022, Avon made matching contributions to the contribution plan defined in the UK in the total amount of R$33,915 (R$45,155 in the year ended December 31, 2021), which follow the same investment allocation that the participant has selected for his or her own contributions.

The Company, through its subsidiary Avon, offers a qualified defined contribution plan for U.S.-based employees, the Avon Personal Savings Account Plan (the “PSA”), which allows eligible participants to contribute up to 25% of eligible compensation through payroll deductions. The Company matches contributions dollar for dollar up to the first 3% of eligible compensation and fifty cents for each dollar contributed from 4% to 6% of eligible compensation. In 2022, Avon made matching contributions to the PSA in the amount of R$ 4,174 (R$ 5,188 in 2021), which follow the same investment allocation that the participant has selected for his or her own contributions.

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

The actuarial liability for the health care plan of the Company refers to a post-employment benefit plan for employees and former employees who made fixed contributions to the cost of the health plan until April 30, 2010, date when the design of the health plan was changed, and the employees’ fixed contributions were eliminated. For those who have contributed to the medical plan for ten years or more, the right to maintenance is guaranteed as an indefinite (lifetime) beneficiary, and for those who have contributed for less than ten years , the right to maintenance is guaranteed as beneficiary, at the rate of one year for each year of fixed contribution. This group of current employees, in case of termination, may choose to remain on the plan in accordance with applicable legislation, assuming the payment of the monthly fee charged by the health plan operators. However, this monthly fee does not necessarily represent the user’s total cost, which is assumed by the Company, based on the excess cost grant, as an of additional benefit form.

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

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

28.     FINANCE INCOME (EXPENSES)

	2022	2021	2020
FINANCE INCOME:
Interest on short-term investments	537,289	264,764	167,967
Gains on monetary and exchange rate variations (a)	2,643,894	1,785,259	1,752,503
Gains on swap and forward transactions (c)	1,977,465	1,814,450	2,532,487
Gains on swap and forward derivatives mark to market	33,569	20,929	12,314
Inflation adjustment reversal on provision for tax risks and tax liabilities	-	-	42,378
Hyperinflationary economy adjustment	139,503	82,202	39,292
Debt structuring revenue for acquisition of Avon	-	-	95,145
Other finance income	49,078	38,959	96,305
Subtotal	5,380,798	4,006,563	4,738,391

FINANCE EXPENSES:
Interest on financing (*)	(744,607)	(634,201)	(709,323)
Interest on leases	(200,246)	(210,669)	(229,544)
Losses from monetary and exchange rate variations	(2,551,486)	(2,075,306)	(2,671,372)
Losses on swap and forward transactions	(2,942,045)	(1,533,611)	(1,579,695)
Losses on swap and forward derivatives mark to market	(61,802)	(26,214)	(13,691)
Monetary adjustment of provision for tax, civil and labor risks and tax liabilities	(79,280)	(25,731)	(47,928)
Appropriation of funding costs (debentures and notes)	(18,096)	(27,228)	(11,082)
Interest on pension plan	(2,468)	(11,339)	(10,323)
Hyperinflationary economy adjustment	(327,115)	(108,730)	(20,625)
Debt structuring expenses for acquisition of Avon	-	-	(110,741)
Other finance expenses	(354,514)	(380,511)	(369,486)
Subtotal	(7,281,659)	(5,033,540)	(5,773,810)
Net finance income (expenses), net	(1,900,861)	(1,026,977)	(1,035,419)

The breakdown set forth below is intended to provide a summarized view of the net of financial expense based on the nature of the related transactions.

	2022	2021	2020
Finance expenses (debt interest)	(744,607)	(634,201)	(709,323)
Financial short-term investments and others income	537,289	264,764	167,967
Exchange variations on financial activities, net	394,389	(252,190)	(950,369)
Gains (losses) with derivatives on exchange rate variations on financial activities, net	(383,178)	257,964	940,308
Gains (losses) on derivatives on interest payments and other financial activities, net	(609,635)	17,590	28,971
Monetary adjustment of provision for tax, civil and labor risks and tax liabilities	(79,280)	(25,731)	(5,550)
Leases expenses	(200,246)	(210,669)	(229,544)
Hyperinflationary economy adjustment	(187,612)	(26,528)	18,667
Other finance expenses	(326,000)	(380,119)	(310,182)
Other gains (losses) from exchange rate variation on operating activities	(301,981)	(37,857)	13,636
Net finance income (expenses), net	(1,900,861)	(1,026,977)	(1,035,419)

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

29. OTHER OPERATING EXPENSES, NET

	2022	2021	2020
Other operating income, net
Result on write-off of property, plant and equipment	-	-	11,855
ICMS-ST (h)	-	-	18,653
Tax credits (a)	71,720	215,085	105,234
Tax benefit from amnesty program (b)	102,469	82,140	-
Revenue from the sale of the customer portfolio	11,874	16,113	-
Revenue with royalties (c)	119,438	-	-
Other operating income	2,318	30,214	10,757
Total other operating income	307,819	343,552	146,499

Other operating expenses, net
Result on write-off of property, plant and equipment	-	(3,610)	-
Crer para Ver (d)	(54,062)	(47,523)	(54,500)
Expenses related to Avon acquisition	-	-	(303,916)
Impairment (e)	(340,385)	-	-
Transformation and integration plan (f)	(482,346)	(511,048)	(256,700)
Restructuring expenses (g)	(50,903)	-	-
Other operating expenses	(160,411)	(20,390)	(47,573)
Total other operating expenses	(1,088,107)	(582,571)	(662,689)
Other operating expenses, net	(780,288)	(239,019)	(516,190)

a)	Refers to tax credits from PIS and COFINS. During 2021, presents tax credits related to non-inclusion of ICMS in the basis (R$104,650) and credits arising out of investment grant (R$96,767), and other tax credits (R$2,277).
b)	Refers to tax benefits in Brazil arising from the adhesion to state tax amnesty programs by the subsidiaries Natura Cosméticos S.A. and Avon Cosméticos Ltda.
c)	Refers to royalties received by the subsidiary Avon from its representative in Japan, after a judicial dispute as mentioned in note 22.
d)	Refers to appropriation of operating profit obtained on the sales of the non-cosmetic product line called "Crer Para Ver" to Instituto Natura, specifically earmarked for social projects aimed at developing the quality of education.
e)	From the total amount, R$ 282,921 refers to the impairment of goodwill generated on Avon’s acquisition (please see note 17 for further details). The remining balance refers to impairment of other projects and stores.
f)	Expenses related to the implementation of the integration plan between Natura and Avon brands, which is mainly supported by the operations and logistics workstreams, structure reorganization, credit and collection review and commercial model optimizations.
g)	Refers to the expenses incurred to close the operations of the subsidiary The Body Shop in Russia, the main expenses being indemnities to employees and fines for termination of store lease agreement.
h)	Refers to the requirement of ICMS tax substitution, for different Federal States of Brazil (details in note 22). During 2020, provision reversals were made due to the change in the loss estimate for some Federal States.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

30.  EARNINGS PER SHARE

The basic earnings per share are calculated by dividing the profit (loss) attributable to the Company’s shareholders by the weighted average number of outstanding common shares, excluding common shares purchased by the Company and held as treasury shares.

	2022	2021
(Loss) net income attributable to the Company’s controlling shareholders	(2,859,629)	1,047,960
Weighted average of the number of issued common shares	1,381,594,182	1,377,932,809
Weighted average treasury shares	(9,613,311)	(788,866)
Weighted average of the number of outstanding common shares	1,371,980,871	1,377,143,943
Basic (loss) earnings per share – R$	(2.0843)	0.7610

Diluted earnings per share are calculated by adjusting the weighted average number of outstanding common shares, assuming the conversion of all potential common shares that would cause dilution. The Company has stock options, restricted shares and strategy acceleration that would have a dilutive effect on any earnings per share.

Considering that in the year ended December 31, 2022, the Company recorded a loss, any adjustment would have an anti-diluting effect and, therefore, the diluted earnings per share for the year ended December 31, 2022 are equivalent to the basic earnings per share.

The diluted earnings per share for net income for the year ended December 31, 2021 are presented below:

2021
Gain attributable to the Company’s controlling shareholders	1,047,960
Weighted average of the number of issued common shares	1,377,143,943
Weighted average number of treasury shares	19,531,951
Weighted average of the number of ordinary shares for diluted earnings calculation	1,396,675,894
Diluted earnings per share – R$	0.7503

The basic and diluted loss per share for net loss of discontinued operations for the year ended December 31, 2022 and 2021 are presented below:

	2022	2021
Loss attributable to the Company’s controlling shareholders	(380,416)	(98,550)
Weighted average of the number of issued common shares	1,381,594,182	1,377,932,809
Adjustment for stock options and restricted shares	(9,613,311)	(788,866)
Weighted average of the number of ordinary shares	1,371,980,871	1,377,143,943
Basic loss per share - R$	(0.2773)	(0.0716)

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

31.    TRANSACTIONS WITH RELATED PARTIES

In the course of the Company’s operations, rights and obligations are generated between related parties, arising from administrative expenses and provision of services.

32.1 Transactions with uncontrolled and unconsolidated related parties

Instituto Natura holds shares in the Essential Investment Fund. As of December 31, 2022, the balance is R$ R$ 6,805 (R$ 3,835 as of December 31, 2021).

On June 5, 2012, an agreement was entered between Indústria e Comércio de Cosméticos Natura Ltda., and Bres Itupeva Empreendimentos Imobiliários Ltda., (“Bres Itupeva”), for the construction and leasing of processing center to distribution and warehousing of products (HUB), in Itupeva, State of São Paulo. In 2019, Bres Itupeva granted its credits to BRC Securitizadora S.A., to which the Company makes monthly payments. Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, members of the controlling group of Natura &Co Holding S.A, indirectly control Bres Itupeva. The amount involved in the transaction is recorded under item “Right of Use” of “Buildings” value was R$ 63,665 in the year ended December 31, 2022 (R$60,998 under “item Buildings” of Property, Plant and Equipment as of December 31, 2021) and in the year ended December 31, 2022 the amount paid as lease was R$ 15,680 (R$ 14,094 in the year ended December 31, 2021).

On January 8, 2021, a related-party transaction was carried out between the Company, as lessee and owner, the subsidiary Indústria e Comércio de Cosméticos Natura Ltda. and Natura &Co Holding S.A., as guarantors, and a special purpose company (Bresco IX) indirectly held by Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, as lessor and surface-right owner (Co-Chairmen of the Board of Directors of the Company and shareholders members of the controlling group of Natura &Co Holding S.A., Company's parent company). This transaction was entered into with the purpose of expanding the Company’s distribution network and increasing its logistical efficiency through the installation of a new distribution hub in the State of Alagoas. The amount involved in the transaction is recorded under item “Right of Use” of “Buildings” in the amount of R$46,608 and in the year ended December 31, 2022, the total amount paid as rent was R$6,201.

On May 12, 2021, a transaction was entered between the Company, as lessee, and Bresco Logística Fundo de Investimento Imobiliário, as lessor, indirectly held by Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos. (Co-Chairmen of the Board of Directors of Natura &Co Holding S.A. and shareholders members of the controlling group of Natura &Co Holding S.A). This transaction had the purpose of keeping the Company’s distribution hub activities in the city of Canoas, State of Rio Grande do Sul. The amount involved in the transaction is recorded under item “Right of Use” of “Buildings” in the amount of R$4,996 (R$ 5,840 in the year ended December 31, 2021) and in the year ended December 31, 2022, the total amount paid as rent was R$2,152 (R$1,488 in the year ended December 31, 2021).

In the year ended December 31, 2022, the Company and its subsidiaries transferred to Instituto Natura as a donation associated with the net income from sales of the Natura Crer Para Ver product line in the amount of R$55,000 (R$35,000 on December 31, 2021).

The Company has a structure of internal controls to support the identification, monitoring and approval of transactions between related parties.

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

31.2 Key management personnel compensation

The total compensation of the Company's key Management personnel is as follows:

	2022			2021			2020
	Compensation			Compensation			Compensation
	Fixed	Variable	Total	Fixed	Variable	Total	Fixed	Variable	Total
Board of Directors	13,252	146,603	159,855	15,043	72,187	87,230	16,123	65,011	81,134
Executive Board	34,403	50,423	84,826	51,576	71,162	122,738	49,187	80,218	129,405
	47,655	197,026	244,681	66,619	143,349	209,968	65,310	145,229	210,539

The totals in the table above include the employer's social security charges.

The amounts include increases and / or reversals of the cumulative expense recognized in the previous years due to reassessments of the number of awards expected to vest and re-estimation of the social security charges expected to be payable by the Company on vesting.

Amounts in the variable category for the twelve-month period ended December 31, 2022 include termination benefits for certain key management employee, related to the review process of the Company's corporate structure. Additionally, the share-based expense shown in the variable category includes the expense accelerations/reversals that were necessary to reflect the number of shares that dropouts are entitled to keep.

32.COMMITMENTS

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

Total minimum supply payments, measured at nominal value, according to the contract, are:

	2022	2021
Less than one year	614,075	929,288
One to five years	659,626	460,081
Above 5 years	49,331	10,738
Total	1,323,032	1,400,107

NATURA &CO HOLDING S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

33.INSURANCE

The Company adopted an insurance policy that mainly considers risk concentration and its materiality, considering the nature of their activities and the guidance of their insurance advisors. As of December 31, 2022 and 2021, insurance coverage is as follows:

Item	Type of coverage	Amount insured
		2022	2021
Industrial complex and administrative sites	Any damages to buildings, facilities, inventories, and machinery and equipment	4,924,868	6,008,031
Vehicles	Fire, theft and collision for the vehicles insured by the Company	221,523	261,953
Loss of profits	No loss of profits due to material damages to facilities buildings and production machinery and equipment	2,056,000	1,962,509
Transport	Damages to products in transit	97,308	103,857
Civil liability	Protection against error or complaints in the exercise of professional activity that affect third parties	1,991,888	2,445,664
Environmental liability	Protection against environmental accidents that may result in environmental lawsuits	30,000	30,000

34.ADDITIONAL INFORMATION RELATING TO THE STATEMENTS OF CASH FLOWS

The following table presents additional information on transactions related to the cash flow statement:

	2022	2021	2020
Non-cash items
Hedge accounting, net of tax effects	(520,444)	(137,211)	116,348
Dividends declared and not yet paid	-	180,772	-
Dividends receivable declared and not yet received	-	-	-
Stock and restricted share option plans	-	138,122	102,508
Net effect of acquisition of property, plant and equipment and intangible assets not yet paid	28,472	81,257	172,104
Application of judicial deposits in the settlement of legal proceedings	121,025	13,645	-
Consideration for acquisition of subsidiary	-	-	13,366,114

35.    SUBSEQUENT EVENTS

Sale of Aesop

On April 3rd, 2023, the Company has announced that it has entered into a binding agreement to sell all the shares held by the subsidiary Natura Cosméticos S.A. in Natura Brazil Pty. Ltd. (“Aesop”) to the L’Oréal Group for a total consideration of US$2,525 billion. The transaction is intended to support the Company’s financial deleveraging and position it to focus on its strategic priorities, notably the integration in Latin America and the further optimization of Avon International’s footprint and the continued improvement of The Body Shop’s business.

The transaction price will be received in cash at the closing date, which is expected to occur in the third quarter of 2023 and is subject to customary regulatory approvals.

As from April 3, 2023, the binding agreement date, Aesop was classified as a non-current asset held for sale and as a discontinued operation in accordance with IFRS 5 – Non-current assets held for sale and discontinued operations. The Aesop business materially represents the whole “Aesop segment”, as reported by the Company, prior to the classification as non-current assets held for sale and discontinued operations.
F-96