Form 20-F
period 2023-12-31
Natura &Co Holding S.A.
filed 2024-05-14
CIK 1776967

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                          to                          .

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, no par value (the “Natura &Co Holding Shares”)	—	N/A
American Depositary Shares (the “ADSs”) (as evidenced by American Depositary Receipts), each representing two Natura &Co Holding Shares	—	N/A

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares as of December 31, 2023 was 1,386,848,066 common shares.

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

  general economic, political, social and business conditions in Brazil, and in other markets in which we operate, including the impact of the current international economic environment (including any impact resulting from the ongoing Russia-Ukraine and Israel-Hamas conflicts, as well as tensions in the Middle East) and the macroeconomic conditions in Brazil and the rest of our markets, and government policies;
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
  inflation, appreciation and depreciation of the real against the U.S. dollar, which has historically experienced significant volatility;
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
  developments with respect to actual or potential epidemics, pandemics, outbreaks or other public health crises in Brazil and globally; and
  other risk factors as set forth under “Item 3. Key Information—D. Risk Factors” in this annual report.

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

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“FGV” means the Fundação Getulio Vargas.

“IASB” means the International Accounting Standards Board.

“IBGE” means Instituto Brasileiro de Geografia e Estatística, or the Brazilian Institute of Geography and Statistics.

“IFRS Accounting Standards” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

vii

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

“Natura &Co LATAM” means our segment including all operations under our Natura and Avon brands located in Brazil and Latin America.

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

“Transaction” means the transaction effected by the Agreement and Plan of Mergers, dated May 22, 2019, as amended on October 3, 2019 and as may be further amended from time to time in accordance with its terms (the “Merger Agreement”) entered into by Avon, Natura Cosméticos, Natura &Co Holding, Nectarine Merger Sub I, Inc. and Nectarine Merger Sub II, Inc. pursuant to which (i) Natura &Co Holding, after the completion of certain restructuring steps, held all issued and outstanding shares of Natura Cosméticos, (ii) Nectarine Merger Sub II, Inc. merged with and into Avon, with Avon surviving the merger, and (iii) Nectarine Merger Sub I, Inc. merged with and into Natura &Co Holding, with Natura &Co Holding surviving the merger, and as a result of which each of Avon and Natura Cosméticos became a wholly owned direct subsidiary of Natura &Co Holding. The Transaction closed on January 3, 2020.

“United Kingdom” or “UK” means the United Kingdom of Great Britain and Northern Ireland.

“United States” or “U.S.” means the United States of America.

viii

Presentation of Financial and Other Information

Consolidated Financial Statements

The consolidated financial information presented in this annual report has been derived from the audited consolidated financial statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023 and the related notes thereto of Natura &Co Holding, included in this annual report.

The consolidated financial statements of Natura &Co Holding are prepared in accordance with the IFRS Accounting Standards as issued by the IASB and are presented in Brazilian reais.

We maintain our books and records in Brazilian reais, which is the functional currency and presentation currency of the consolidated financial statements of Natura &Co Holding. Unless otherwise noted, our financial information presented herein as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 is stated in Brazilian reais, our reporting currency.

Sale of Aesop and The Body Shop

We disposed of our interests in Aesop and The Body Shop in the year ended December 31, 2023. As a result of the disposals of Aesop and The Body Shop, the Aesop and The Body Shop balances are no longer disclosed in our consolidated balance sheet since September 1, 2023 and December 31, 2023, respectively. The results originating from the applicable segments were classified as discontinued operations in our consolidated income statement for the year ended December 31, 2023, 2022 and 2021.

In addition, as a result of the sales of Aesop and The Body Shop, our results of operations for the year ended December 31, 2023 are not directly comparable to our results of operations for the years ended December 31, 2022 and 2021, which may make it difficult for you to evaluate our business, financial condition, results of operations and prospects.

Please refer to note 35, “Discontinued Operations,” to our audited consolidated financial statements included elsewhere in this annual report for more information.

Currency Conversions

On December 31, 2023, the exchange rate for reais into U.S. dollars was R$4.841 to U.S.$1.00, R$5.218 to U.S.$1.00 as of December 31, 2022 and R$5.581 to U.S.$1.00 as of December 31, 2021, in each case, as reported by the Brazilian Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of December 31, 2023 may not be indicative of future exchange rates.

Solely for the convenience of the reader, we have translated certain amounts included in “Item 3. Key Information—A. Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the selling rate as reported by the Brazilian Central Bank as of December 31, 2023 of R$4.841 to U.S.$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

Rounding

We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

Market Data

We obtained market and competitive position data, including market forecasts, used throughout this annual report from market research, publicly available information and industry publications, as well as internal surveys. We include data from reports prepared by the Brazilian Central Bank, the B3, the IBGE, the “ABIHPEC” means Associação Brasileira da Indústria de Higiene Pessoal, Perfumaria e Cosméticos, or the Brazilian Personal Hygiene, Perfumery and Cosmetics Association, the BNDES, the FGV and Euromonitor, among others. We believe that all market data in this annual report is reliable, accurate and complete.

ix

Part I

Item 1.  Identity of Directors, Senior Management and Advisers
A.     Directors and Senior Management

 Not applicable.

B.     Advisers

 Not applicable.

C.    Auditors

 Not applicable.

Item 2.  Offer Statistics and Expected Timetable
A.     Offer Statistics

 Not applicable.

B.     Method and Expected Timetable

Not applicable.

Item 3.  Key Information
A.     Selected Financial Data

The following tables present a summary of our consolidated financial data as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023, derived from our audited consolidated financial statements. The following information is presented in millions of Brazilian reais, unless otherwise specified, and is presented in accordance with the measurements and principles of the IFRS Accounting Standards.

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

1

Statement of Profit or Loss Data

	For the Year Ended December 31,(2)
	2023(1)	2023	2022	2021
	(in millions of U.S.$)	(in millions of R$)
Net revenue from continuing operations	5,523.1	26,737.3	29,223.7	31,742.7
Cost of sales	(1,998.7)	(9,675.5)	(11,770.8)	(12,531.3)
Gross profit	3,524.5	17,061.8	17,452.9	19,211.4
Operating income (expenses)
Selling, marketing and logistics expenses	(2.275.6)	(11,015.9)	(11,558.9)	(12,386.2)
Administrative, R&D, IT and project expenses	(872.8)	(4,225.0)	(5,023.6)	(5,217.6)
Impairment losses on trade receivables	(125.2)	(605.9)	(604.8)	(839.4)
Other operating income (expenses), net	(283.0)	(1,369.9)	(649.1)	(207.4)
Operating (loss) income before financial result	(32.2)	(154.9)	(383.5)	560.8
Financial income (expense)	(519.2)	(2,513.5)	(1,785.0)	(908.0)
Net (loss) income before income tax and social contribution	(551.4)	(2,668.4)	(2,168.5)	(347.2)
Income tax and social contribution	17.8	86.4	(92.4)	1,297.2
Net (loss) income from continuing operations	(533.6)	(2,582.0)	(2,260.9)	950.0
Discontinued operations
Net income (loss) from discontinued operations	1,147.8	5,556.5	(597.7)	90.7
Net (loss) income for the year	614.2	2,974.5	(2,858.6)	1,040.7
Attributable to:
Controlling shareholders of the Company	614.1	2,973.7	(2,859.6)	1,048.0
Non-controlling shareholders	0.2	0.8	1.0	(7.3)
	614.3	2,974.5	(2,858.6)	1,040.7
Basic earnings (loss) per share from continuing operations—R$ (unless otherwise indicated)	(0.3871)	(1.8739)	(1.6480)	0.6898
Diluted earnings (loss) per share from continuing operations—R$ (unless otherwise indicated)	(0.3849)	(1.8633)	(1.6365)	0.6894
Basic earnings (loss) per share—R$ (unless otherwise indicated)	0.4458	2.1582	(2.0843)	0.7610
Diluted earnings (loss) per share—R$ (unless otherwise indicated)	0.4437	2.1482	(2.0843)	0.7503

(1)   Solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2023 for reais into U.S. dollars of R$4.841 per U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.

(2)    Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after taxes in the statement of profit or loss.

2

Statement of Financial Position Data

	As of December 31,
	2023(1)	2023	2022	2021
	(in millions of U.S.$)	(in millions of R$)
Assets
Cash and cash equivalents	774.8	3,750.9	4,195.7	4,007.3
Short-term investments	831.2	4,024.1	1,800.4	1,978.7
Trade receivables	728.0	3,524.4	3,502.4	3,476.4
Inventories	637.8	3,087.4	4,516.9	5,403.5
Other current assets (2)	330.6	1,600.4	2,106.0	2,469.4
	3,302.5	15,987.2	16,121.5	17,335.3
Assets held for sale	-	-	-	52.9
Total current assets	3,302.5	15,987.2	16,121.5	17,388.2
Property, plant and equipment	714.2	3,457.6	4,966.1	5,377.4
Intangible assets	3,422.8	16,569.9	23,261.0	26,857.6
Right-of-use	217.1	1,050.8	2,941.9	3,096.0
Other noncurrent assets (3)	1,173.6	5,681.5	7,394.9	7,729.4
Total noncurrent assets	5,527.7	26,759.8	38,563.9	43,060.3
Total assets	8,830.2	42,747.0	54,685.4	60,448.5
Liabilities
Borrowings, financing and debentures and leases	95.5	462.4	1,209.6	1,950.6
Trade payable and reverse factoring operations	1,095.3	5,302.5	6,376.0	6,770.6
Other current liabilities (4)	960.3	4,648.6	5,752.3	4,880.0
Total current liabilities	2,151.1	10,413.5	13,337.9	13,601.2
Borrowings, financing and debentures and leases	1,404.6	6,799.7	15,653.4	14,314.1
Other noncurrent liabilities (5)	498.5	2,413.4	3,342.9	3,966.4
Total noncurrent liabilities	1,903.1	9,213.1	18,996.3	18,280.5
Total shareholders’ equity	4,776.0	23,120.5	22,351.2	28,566.7
Total liabilities and shareholders’ equity	8,830.2	42,747.0	54,685.4	60,448.5

(1)   Solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2023 for reais into U.S. dollars of R$4.841 per U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.

(2)   Other current assets include accounts receivable – sale of subsidiary, current recoverable taxes, current income tax and social contribution, current derivative financial instruments and other current assets.

(3)   Other noncurrent assets include accounts receivable – sale of subsidiary, noncurrent recoverable taxes, noncurrent income tax and social contribution, deferred income tax and social contribution, judicial deposits, noncurrent derivative financial instruments, noncurrent short-term investments and other noncurrent assets.

(4)   Other current liabilities include current dividends and interest on shareholders’ equity payable, current payroll, profit-sharing and social charges, current tax liabilities, current income tax and social contribution, current derivative financial instruments, current provision for tax, civil and labor risks and other current liabilities.

(5)   Other noncurrent liabilities include noncurrent payroll, profit-sharing and social charges, noncurrent tax liabilities, deferred income tax and social contribution, noncurrent income tax and social contribution, noncurrent derivative financial instruments, noncurrent provision for tax, civil and labor risks and other noncurrent liabilities.

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

Summary of Risks Relating to Our Business and Industries in Which We Operate

  Our success depends, in part, on the quality, safety and efficacy of our products, and the risk of product contamination resulting in product liability may materially adversely affect our business. If we fail to continuously update our product portfolio, we may be unable to maintain and expand our distribution channels. Interruption of our research and development, production or distribution units may materially adversely affect our business, financial condition, and results of operations.
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
4

Summary of Risks Relating to the Countries in Which We Operate

  Our business may be materially adversely impacted by unfavorable economic, political, social or other developments and risks in the countries in which we operate. A significant deterioration in economic conditions in any of our important markets, including economic slowdowns or recessions, inflationary pressures, disruptions to credit and capital markets and/or wars and conflicts (such as the ongoing Russia-Ukraine and Israel-Hamas conflicts, as well as tensions in the Middle East), could lead to decreased consumer confidence and consumer spending more generally, thus reducing demand for our products. Our operations are also subject to a variety of other risks and uncertainties related to our global operations.
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
  We are subject to inflation and exchange rate risks in the countries in which we operate. In 2023 and early 2024, elevated interest rates in Brazil have contained the rise of inflation, but uncertainty remains as to the continued inflationary pressures resulting from the indirect impacts of conflicts, such as the ongoing wars between Russian and Ukraine and between Israel and Hamas, as well as tensions in the Middle East, on global supply chains. Inflation and government measures to curb inflation may adversely affect the economies and capital markets in some of the countries in where we operate, and as a result, harm our business and the trading price of our common shares. Furthermore, exchange rate instability may have adverse effects on the economy of the countries in which we operate, us and the price of our securities.
  We are subject to tax laws of numerous jurisdictions, and the interpretation of those laws is subject to challenge by the relevant governmental authorities given inherent complexity, which could result in potentially material administrative and judicial proceedings. In addition, Brazil has recently approved a major tax reform. The exact impact of this reform on us cannot yet be quantified because although the legislation already details changes to tax basis, rates and general obligations, some elements of it remain to be finalized.
  Difficult market and geopolitical conditions can adversely affect our business and materially reduce our revenue, earnings and cash flow and adversely affect our financial prospects and condition. Developments and the perception of risk in other countries, particularly in the United States, China, European countries and emerging countries, may adversely affect the economies of the countries in which we operate, our business and the market price of our securities. Since 2017, there has been an increase in volatility in Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets, the increasing risk aversion to emerging market countries, and uncertainties regarding Latin American, particularly Brazilian macroeconomic and political conditions.
  Future governmental policy and regulations may adversely affect our operations and profitability. Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation may affect economic performance and contribute to economic uncertainty in Brazil, which could have a material adverse effect on our business, financial condition and results of operations, as well as on the price of our securities.

Summary of Risks Relating to the Natura &Co Holding Shares and ADSs

  The market price of the Natura &Co Holding Shares and ADSs may be volatile. Shareholders could be diluted in the future, which could also adversely affect the market price of Natura &Co Holding Shares and the ADSs.
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
5

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

Risks Relating to Our Business and Industries in Which We Operate

Our business depends on highly recognized brands. We may not be able to maintain, modernize or revitalize and enhance our brands, or we may receive unfavorable customers, vendors, consultants and representatives’ complaints or negative publicity, which could adversely affect our brands.

We believe that our brands (principally Natura and Avon, among others) contribute significantly to the success of our business. We also believe that maintaining, modernizing, revitalizing and enhancing our brands is critical to maintaining and expanding our base of customers, vendors, consultants and representatives. Maintaining, modernizing, revitalizing and enhancing our brands will also depend largely on our ability to continue to create a positive customer purchasing experience through a pleasant environment at all of our points of sale, and based on our competitive pricing and large assortment and high quality of the products and services we offer, together with the range and convenience of product delivery options. If we are unable to meet these standards, our business and results of operations may be adversely affected.

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

Our business depends on our ability to maintain a strong community of engaged final customers, consultants and representatives including through social media. We may not be able to maintain and enhance our brand if we experience negative publicity related to our use of social media or otherwise fail to meet the expectations of our community of customers.

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

Moreover, consumers are increasingly embracing online shopping and mobile commerce applications. As a result, a greater portion of total consumer expenditures with retailers could occur online and through mobile commerce applications. If we fail to maintain or grow our overall market position through the integration of our physical retail presence, our direct selling business and e-commerce platform, our net revenue and our financial performance could be adversely affected. In addition, a greater concentration of retail and wholesale sales in online and mobile commerce could result in a reduction in the amount of traffic we have in our physical stores and direct sales. Conditions in the online sales market could also change rapidly and significantly as a result of technological advances. New start-up companies that innovate and large competitors that are making significant investments in e-commerce may create similar or superior e-commerce platforms and technologies that will be disruptive to our e-commerce, direct selling business and the operations of our physical stores.

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

In recent years, there has been an increase in e-commerce to the detriment of physical sales. As a result, we experienced an increase in e-commerce sales growth in 2021 as compared to 2020, with e-commerce sales remaining broadly stable as a percentage of revenues for all our business units through 2022 and 2023.

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

We develop and manufacture a significant portion of our products at our own manufacturing plants. We are exposed to certain risks inherent to our research, production, distribution and development activities, including industrial accidents, environmental actions, strikes and other labor disputes, interruptions in logistics, power supply or information systems, total or partial loss of operating units, product quality control, safety, specific license requirements and other regulatory factors, as well as natural disasters, disease outbreaks or pandemics and other external factors over which we have no control. For example, we use flammable and explosive substances, such as alcohol, in manufacturing our products. These flammable or explosive products are stored in our operational units and could damage our installations and/or cause injury or death to our personnel. Accidents at our operational units could expose us to risks related to the total or partial loss of our facilities, personal injury or death, depending on the severity of such accidents.

Additionally, we use third-party manufacturers to manufacture certain of our products. Therefore, as a company engaged in manufacturing, distribution and research and development on a global scale, we are subject to the risks inherent in such activities carried out by our third-party manufacturers. Such risks to us and to our third-party manufacturers include industrial accidents, environmental events, fires, strikes and other labor or industrial disputes, disruptions in logistics or information systems (such as the enterprise resource planning system), loss or impairment of key manufacturing or distribution sites, product quality control issues, safety concerns, licensing requirements and other regulatory or government issues, as well as natural disasters, disease outbreaks or pandemics, border disputes, acts of terrorism and other external factors over which we have no control. In addition, there can be no guarantee that all of our third-party manufacturers will fulfill their obligations under the service agreements into which we enter with them. If any of our third-party manufacturers encounters any situation affecting their output, or if any of our third-party manufacturers fails to meet their contracted obligations, this could affect our ability to deliver our products to market, which could have a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and cash flows.

  Since 2020, we have experienced an increase in the cost of certain raw materials used in the production of essential items due to the increase in demand for these inputs around the world. These inflationary pressures continued in 2022 and were aggravated by a number of issues, including the conflicts between Russia and Ukraine, Israel and Hamas, and the wider tensions in the Middle East that have arisen in the wake of the conflict between Israel and Hamas, which primarily impacted the European market, put pressure on world price benchmarks and aggravated disruption in global supply chains. While inflationary pressures on certain commodities cooled somewhat in 2023, other factors continued to put pressure on our costs, including: (i) the devaluation of the Brazilian real relative to other currencies; (ii) increased logistics costs; and (iii) the economic situation in Argentina, which added further pressure to our production and distribution costs.

We may also suffer interruptions to our research and development, production or distribution operations as a result of cyber incidents or other IT issues which we may encounter. See also “—We could be the target of attempted cyber threats in the future, which could adversely affect our business.”

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

We manufacture and package a number of our branded products. Raw materials, consisting chiefly of essential oils, chemicals, containers and packaging components, are purchased from various third-party suppliers for our products. The loss of multiple suppliers or a significant disruption or interruption in the supply chain could have a material adverse effect on the manufacturing and packaging of our products, or the production of our brochures. This risk may be exacerbated by our globally coordinated purchasing strategy, which leverages volume. Regulatory action, such as restrictions on importation, or use of certain products, due to changes in the legal framework applicable to biodiversity, or restrictions on the exploration of areas within the Amazon rainforest, for example, may also disrupt or interrupt our supply chain. In addition, we are subject to increases in the costs of raw materials or other commodities or, in a worst-case scenario, the impossibility of obtaining raw materials and packaging due to several factors over which we have no control, such as climate, agricultural production, legitimate access to genetic heritage and/or traditional associated knowledge, economic conditions, and transportation and processing costs, among others. Each of these may adversely affect our profit margins if we are unable to pass along any higher costs in the form of price increases or otherwise achieve cost efficiencies in manufacturing and distribution. Furthermore, if our suppliers fail to use ethical business practices and comply with applicable laws and regulations, such as any child labor laws, our reputation could be harmed due to negative publicity.

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

If operations at our distribution centers or the operations of our suppliers, as well as our service providers, are adversely affected by factors beyond our control, such as fire, natural disasters, disease outbreaks or pandemics, armed conflict, such as the Russia-Ukraine and Israel-Hamas conflicts, as well tensions in the Middle East, strikes and stoppages, power shortages, failures in the systems, forest fires and deforestation, among others, and in the event that no other supplier or distribution center is able to meet the demand of the region affected, the distribution of products to the regions supplied by the affected supplier and/or distribution center will be impaired, which may adversely affect us. Our operations may be materially adversely affected if we are not able to find new suppliers, open new distribution centers or expand our existing distribution centers in order to meet the supply needs of our clients. In particular with respect to our products manufactured using a process that involves the use of bioactive ingredients obtained from our suppliers in forest regions, any event that could destroy the respective biome and harm the sustainability of the economy of the affected region may have a material adverse effect on our supply chain and consequently cause important risks related to our manufacturing process of products which are identified with our brand, as well as the logistics of such products. See also “—Climate change can create transition risks, physical risks and other risks that could adversely affect us.”

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

Our success depends, in part, on the quality, safety and efficacy of our products. As is the case with other consumer product manufacturers, we may be subject to product liability claims if our products are found to be unfit for human use or cause illness. Products may become unfit for human use if the ingredients used in our products that are contaminated during the transportation, production, distribution and sales processes due to reasons unknown to us or beyond our control, such as acts conducted by bad faith, sabotage or systemic failure whose causes are unknown. The occurrence of such problems may result in product recalls and regulatory sanctions which will cause serious damage to our reputation and brand, as well as loss of revenue. We cannot assure you that such incidents will not occur in the future. In addition, adverse publicity about these types of concerns relating to our brand or to the industry as a whole, whether or not legitimate, may discourage consumers from purchasing our products. If consumers lose confidence in our brand, we could experience long-term declines in our sales, resulting in losses which we may not be able to recover.

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

In addition, as a result of global political and economic factors, such as the ongoing conflicts between Russia and Ukraine, and between Israel and Hamas, as well as tensions in the Middle East, have resulted in significant volatility, uncertainty and economic disruption, which may materially and adversely affect our plans to integrate with Avon and our results of operations, cash flows and financial position.

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

Our IT systems or those of our third-party service providers may be accessed by unauthorized users, such as cyber criminals, as a result of a failure, disruption, cyberattack or other security breach, exposing us to risk. As techniques used by cyber criminals change frequently, a failure, disruption, cyber incident or other security breach may go undetected for a period of time. A failure, disruption, cyber incident or other security breach of our IT systems or infrastructure, or those of our third-party service providers, could result in the theft, transfer, unauthorized access to, disclosure, modification, misuse, loss, or destruction of Company, employee, consultant and representatives, customer, vendor or other third-party data, including sensitive or confidential data, personal information and intellectual property. Moreover, as a result of the COVID-19 pandemic and consequent new ways of working, we have increased the number of employees working remotely and continue to allow remote and hybrid work even as the pandemic has receded. This will require us to continue relying on remote-access IT systems, which increases the risk of unavailability of our systems and infrastructure, disruption of telecommunications services, widespread system failures, and exposes us to increased vulnerability to cyberattacks. Any of these developments could adversely affect our ability to conduct our business, which may be adversely impacted.

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

We have been the subject of cybersecurity incidents, and we cannot assure you that our IT systems will not suffer the impact of additional incidents in the future or that we will be able to adequately safeguard the confidential information which we hold. If we fall victim to successful cyber incidents or experience cybersecurity incidents in the future, we may incur substantial costs and suffer other negative consequences, such as remediation costs (liabilities for stolen assets or information, or repairs of system damage, among others), increased cybersecurity protection costs, lost revenues arising from the unauthorized use of proprietary information or the failure to retain or attract customers following a cybersecurity incident, as already mentioned, litigation and legal risks, increased insurance premiums, reputational damage affecting our customers’ and investors’ confidence, as well as damage to our competitiveness, stock price and long-term shareholder value. Any failure by us to adequately protect our IT systems and the confidential data which we hold could have a material adverse effect on our business, financial condition and results of operations.

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

Natura and Avon conduct their business in countries in which they operate mainly in the form of direct sales through our different channels of distribution and representatives, who sell products of these brands, and independent sales advisers (Natura business leader sales consultants), who, in addition to selling our products, are also responsible for sharing business information and guidelines to small groups of Natura consultants. These consultants and representatives are our main sales channel for our Natura- and Avon-branded products and our business expansion is linked to the growth of the resellers’ network.

Natura consultants and Natura business leader sales consultants are consultants who buy products directly from us and sell to their clients. There is no exclusivity agreement between us and our consultants, nor do we require a minimum period of association with us. Similarly, Avon representatives are independent contractors and not our employees. As of December 31, 2023, we had approximately 3.5 million Natura &Co Latam consultants (including Natura and Avon brand) and approximately 2.3 million Avon International representatives. There is a high rate of turnover among consultants, business leader sales consultants and representatives, which is a common characteristic of the direct-selling business. Our success in attracting and retaining consultants and representatives depends on a series of factors, which include:

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
14

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

Furthermore, the operation of our business is dependent on our ability to strategically source a sufficient volume and variety of products at competitive prices. In addition, we may significantly overstock low-acceptance products and be forced to take significant markdowns. We cannot assure you that we will be able to identify the appropriate customer demand and take advantage of appropriate buying opportunities, which could have a material adverse effect on our business and financial results. In addition, overstocked goods in our distribution centers may become obsolete or their validity may expire during the time it takes to be sold to our clients. In addition, the improper handling of products may result in their breakage or malfunctioning. Further, if we or any third-party warehousing provider engaged by us fail to store our inventory at optimal conditions, such as at optimal temperatures and humidity levels, the quality and shelf life of our products may be adversely affected, and we may as a result suffer damage to our reputation, which may adversely affect our results of operation.

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

We are involved, and may become involved in the future, in legal proceedings that, if adversely adjudicated or settled, could adversely affect our financial results

We are, and may in the future become, party to litigation, including, for example, new tax assessments, claims alleging violation of the federal securities laws or claims relating to employee or employment matters, our products or advertising. Currently, we are party to several civil, administrative, environmental, labor, tax and arbitration proceedings. These claims involve substantial amounts under dispute and could also result in other punitive measures. As of December 31, 2023, we were party to proceedings for which provisions in the total amount of R$1,366.6 million have been recorded.

We are involved in several individual disputes or categories of disputes which account for a significant portion of the total claims against us. These include in particular certain tax proceedings of an administrative or judicial nature, as detailed under “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Tax Proceedings.” In general, litigation claims can be expensive and time-consuming to defend against and could result in settlements or damages that could significantly affect our financial results and the conduct of our business. We have taken and will take uncertain tax positions which rely to a significant extent on our judgment as to the application of the law. The laws and interpretations based on which we have taken such positions may change. Furthermore, irrespective of whether any such change occurs, tax authorities may take a different view than our own with respect to such uncertain tax positions, which may result in the imposition of fines, penalties and interest. Any such developments may have a material adverse effect on our business, financial condition and results of operations.

Also, Avon currently is, and may in the future be, party to lawsuits filed in U.S. courts, alleging that certain talc products Avon Products Inc. sold in the past were contaminated with asbestos. Nationwide trial results in similar cases filed against other manufacturers of cosmetic talc products have ranged from outright dismissals to very large jury awards of both compensatory and punitive damages. Avon is currently vigorously contesting certain of these litigation claims. However, it is not possible to predict the final resolution of the litigation to which Avon  currently is or may in the future become party to, or to predict the impact of certain of these matters on Avon’s business, prospects, financial condition, liquidity, results of operations and cash flows. Avon could in the future be required to pay significant amounts as a result of settlements or judgments in these matters, potentially in excess of provisions made to date, including matters where Avon  could be held jointly and severally liable among other defendants. The resolution of, or increase in provisions for, one or more of these matters in any year could have a material adverse effect on Avon’s and our results of operations, financial condition and cash flows for that period, including Avon’s ability to continue as a going concern.

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

Our quarterly financial performance may fluctuate for a variety of reasons, which could have a material adverse effect on our financial performance.

Our quarterly results of operation have fluctuated in the past, and we expect them to continue to fluctuate in the future. A variety of factors affect our quarterly financial performance, including:

  global economic and political conditions, including the Russia-Ukraine and Israel-Hamas conflicts, as well as tensions in the Middle East;
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

Accordingly, our results for any one financial quarter are not necessarily indicative of the results to be expected for any other quarter. In that event, our results of operations may fluctuate significantly.

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

We may face challenges in developing our multichannel strategy and expanding our operations to e-commerce.

The coordinated operation of our network of physical stores and e-commerce platforms across multiple brands is fundamental to the success of our multichannel strategy. We plan to continue our investments in digital growth to empower consultants to sell online, as well as enhance our digital tools to foster social media sales and welcoming new online customers. If we are unable to align and integrate the strategies of our multiple sales channels, or if our respective sales channels compete against each other, we may be unable to fully benefit from the advantages that an multichannel which may materially adversely affect us.

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

As we continue expanding our e-commerce operations across our brands, we will continue to face risks associated with online businesses. In addition, we may continue to pursue strategies within e-commerce that our brands have not utilized before, and we may expand into e-commerce in countries and jurisdictions in which we have less experience and in which our brands may be less well-known by customers. We may be unable to attract a sufficient number of customers and other participants, fail to anticipate competitive conditions or face difficulties in operating effectively across all of our channels and business formats, and could also be the target of illegal and fraudulent uses of our e-commerce platforms. Accordingly, any efforts to expand our e-commerce operations may not be successful, which could limit our ability to grow our revenue, net income and profitability, adversely affecting our results of operations. See “Item 4. Information on the Company—B. Business Overview—Our Distribution Processes.”

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

In addition to providing for sales in installments, we may also extend other forms of credit to customers. Any form of lending carries a risk that our customers may not repay the credit we extend to them. An increase in the unemployment rate, an increase in interest rates, or a protracted economic downturn may further reduce the likelihood of repayment by our customers, which could require us to suffer losses and raise the rates we charge in connection with certain products. Any increase in interest rates by us may decrease the likelihood that customers will be able to take on debt to purchase our products.

Reductions in credit availability and more stringent credit policies by us and credit card companies (as well as increased interest rates) may negatively affect sales of certain of our subsidiaries. Unfavorable economic conditions globally that impact the economy of the countries in which we operate, may significantly reduce available income and consumer expenditure, particularly in the lower income classes, who have relatively less credit access than higher income classes, more limited debt refinancing conditions and are more susceptible to increases in the unemployment rate. These conditions may cause a material adverse effect on our sales, our business and our results of operations.

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

Our proprietary financial services platform, “Natura &Co Pay”, involves a number of risks.

Our proprietary financial services platform, which is intended to improve the businesses of consultants and representatives, Natura &Co Pay, focuses on providing customized services to our consultants and representatives. Natura &Co Pay acquired a white label platform whose application and back-end programming interface integration depended on third parties for regulatory approvals and financial services. We are subject to the risks inherent in the design, implementation, expansion and support process, which could compromise the delivery of the expected benefits and results, such as, but not limited to:

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

Our franchise business model, “Aqui tem Natura,”  is subject to a number of risks.

We offer consultants with an entrepreneurial profile and a high sales volume the opportunity to launch a Natura franchise store (under our “Aqui tem Natura”), thereby becoming Beauty Entrepreneurs.

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

Our success also increasingly depends on the willingness and ability of independent franchisees to implement major initiatives, which may include financial investment, and to remain aligned with us on operating, promotional and capital-intensive reinvestment plans. We may also be negatively impacted to the extent franchisees terminate their franchise contracts. Franchisees’ ability to contribute to the achievement of our plans is dependent in large part on the availability to them of funding at reasonable interest rates and may be negatively impacted by the financial markets in general or by the creditworthiness of our franchisees or us. Our operating performance could also be negatively affected if our franchisees experience operational problems or project an image inconsistent with our brand and values, particularly if our contractual and other rights and remedies are limited, costly to exercise or subjected to litigation. If franchisees do not successfully operate stores in a manner consistent with our required standards, the image and reputation of our brands could be harmed, which in turn could materially adversely affect our business and operating results.

Avon may experience financial and strategic difficulties and delays or unexpected costs in completing Open Up & Grow and Avon Integration and any other restructuring and cost-saving initiatives, including achieving any anticipated savings and benefits of these initiatives.

Subsequent to the merger of Natura &Co and Avon in January 2020, an integration plan (the "Avon Integration") was established to create the right global infrastructure to support the future ambitions of the Natura &Co Group while also identifying opportunities to leverage the combined strength, scale and reach of Natura &Co and Avon. In addition, since 2018, Avon has sought to take steps to improve its business, financial condition and results of operations through the “Open Up Avon” and, since 2020, the “Open Up & Grow” initiatives.

As of the date of this annual report, Avon has not realized the anticipated savings or benefits of these initiatives. In addition, Avon may not realize anticipated savings or benefits from one or more of the various restructuring and cost-saving initiatives it may undertake as part of these efforts in full or in part or within the time periods expected. Other events and circumstances, such as financial and strategic difficulties and delays or unexpected costs, including the impact of foreign currency and inflationary pressures, may occur which could result in Avon’s not realizing its targets or in offsetting the financial benefits of reaching those targets. If Avon is unable to realize these savings or benefits, or otherwise fails to invest in the growth initiatives, Avon’s business may be adversely affected. In addition, any plans to invest these savings and benefits ahead of future growth means that such costs will be incurred whether or not Avon realizes these savings and benefits. Avon is also subject to the risks of labor unrest, negative publicity and business disruption in connection with these initiatives, and the failure to realize anticipated savings or benefits from such initiatives could have a material adverse effect on Avon’s business, prospects, financial condition, liquidity, results of operations and cash flows.

There can be no assurance that Avon will be able to improve revenue, margins and net income or achieve profitable growth.

There can be no assurance that Avon will be able to improve revenue, margins and net income, or achieve profitable growth in the future, particularly in Avon’s largest markets and developing and emerging markets. Improving revenue, margins and net income and achieving profitable growth will depend on Avon’s ability to improve financial and operational performance and execute Avon’s global business strategy, and there can be no assurance that Avon will be able to achieve these goals. Avon’s ability to improve could be hindered by competing business priorities and projects.

To improve revenue, margins and net income and achieve profitable growth, Avon also needs to successfully implement certain initiatives, including Open Up & Grow and Avon Integration, and there can be no assurance that Avon will be able to do so. Avon’s achievement of profitable growth is also subject to the strengths and weaknesses of Avon’s individual international markets, which are or may be impacted by global economic conditions. We cannot assure that Avon’s broad-based geographic portfolio will be able to withstand an economic downturn, recession, cost or wage inflation, commodity cost pressures, economic or political instability (including fluctuations in foreign exchange rates), competitive pressures or other market pressures in one or more particular regions.

Failure to improve revenue, margins and net income and to achieve profitable growth could have a material adverse effect on Avon’s business, prospects, financial condition, liquidity, results of operations and cash flows, including its ability to continue as a going concern.

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

Counterfeiting and imitation have occurred in the past for many consumer products, including cosmetics. As our brands are well-known brands around the world, we have in the past experienced counterfeiting and imitation of our products. We are unable to guarantee that counterfeiting and imitation will not occur or, if it does occur, that we would be able to detect and address the problem effectively. Any occurrence of counterfeiting or imitation could impact negatively upon our reputation and brand name, lead to loss of consumer confidence in our brand, and, as a consequence, adversely affect our results of operations.

The laws of some foreign countries do not protect our proprietary rights as fully as do the laws of Brazil, the United States, the United Kingdom, or the member states of the EU. As a result, we may not be able to protect our intellectual property rights adequately by legal means in some of the jurisdictions where we do business. Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. The costs required to protect our trademarks, trade names and patents, including legal fees and expenses, could be substantial.

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

We collect, store, process and use personal information and other customer data in our business. A significant risk associated with our business and communications in general is the secure transmission of confidential information over public networks. The perception of privacy concerns, whether or not valid, may adversely affect us. We also collect and process a considerable volume of employee, consultant/representative and customer related information, including health related, ethnicity, race, and biometric data and other categories of personal data. These data are considered, in Brazil as well as in international legislation on data protection, to be sensitive personal data and subject to a stricter legal regimen and regulation. We are required to ensure that any processing, collection, use, storage, dissemination, transfer and disposal of data for which we are responsible comply with relevant data protection and privacy laws. Furthermore, the protection of our customers’, employees’, business partners` and company’s data is critical to us, as, for example, currently, a number of our customers authorize us to bill their credit card accounts directly. We rely on commercially available systems, software, tools and monitoring to provide secure processing, transmission and storage of confidential information, such as credit card and other personal information.

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

Recently, the progress of artificial intelligence, or AI, has resulted in a significant increase in data privacy challenges. As organizations adopt AI-based solutions to improve the efficiency and personalization of services, there is growing concern about the protection of users’ personal data. Collecting, saving and processing large volumes of data to feed AI algorithms can expose organizations to significant privacy risks, including unauthorized access, misuse of sensitive information and violation of data protection regulations. We may not be able to apply effective control measures given the complexity involved.

The interests of our controlling shareholders may conflict with the interests of our other shareholders.

Our controlling shareholders have the power to, among other things, appoint the majority of the members of our board of directors and determine the outcome of certain resolutions requiring approval from shareholders, even though they do not hold more than 50% of our voting capital.

The controlling shareholders may also have an interest in making acquisitions, disposals, partnerships, obtaining financing or entering into similar transactions that may conflict with the interests of our other shareholders and, in such cases, the interests of the controlling shareholders may prevail. The exercise by controlling shareholders of voting power or other rights may conflict with the interests of other shareholders and have a material adverse impact on ’our financial condition and business. We cannot assure you that the interests of the controlling shareholders will be aligned with the interests of our other shareholders’. For further information on our controlling shareholders, please see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

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

Climate risk is as a transversal risk that can be an aggravating factor for the types of traditional risks that we manage in the ordinary course of business, including without limitation the risks described in this “Item 3. Key Information—D. Risk Factors” section. Based on the Task-Force on Climate-Related Financial Disclosures recommendations, we consider different possible future climate scenarios to assess the potential impacts of climate change.

The risks and opportunities to our business we have identified as a result of this analysis can be grouped into seven broad areas of impact:

  Products that meet consumer preferences and behavior: to transform our business model in line with our climate commitments, it will be necessary to deliver solutions that are both environmentally and financially sustainable. We recognize that consumer-preference for more sustainable, lower climate impact products may be limited by expectations concerning price, aesthetics, functionality, and the ability and willingness to pay for product premiumization. Consumer preferences and behavior are evolving rapidly and the transition to more sustainable products.
  Direct and indirect regulatory impacts: regulation designed to support a low carbon transition is relevant, to our business, ranging from requirements for sourcing transparency, ingredients, and product labeling, to regulation of packaging and plastics that generate operational and innovation costs for compliance. In addition, new carbon markets and reporting regulations in different jurisdictions have and will continue to increase carbon compensation costs, as well as potential indirect impacts through increased regulation in our supply chain. See also “— Changes in environmental laws and regulations can adversely affect our business, including our capacity to develop new products.”
  Supply chain, raw materials and biodiversity: Scope 3 emissions represent a significant portion of Natura &Co’s greenhouse gases impact, and the largest proportion of emissions are derived from the extraction of raw materials and the distribution, use and disposal of products. Evaluating and incorporating sustainable alternative materials across our product portfolios will be key for reducing embodied product emissions in line with our climate commitments. However, the low carbon transition, in addition to physical climate trends and shocks, will also generate disruption and volatility within supply chains, with potential impacts on availability, quality, sustainability and pricing, that we will need to navigate.
  Infrastructure and partnerships to support low carbon transition: Reaching global Net Zero will require systemic change, including transformation of energy systems, infrastructure, financing, regulations, and consumer behavior. Our sustainability strategy sets out our commitment to actively supporting this transition. However, achieving our goals in a cost-effective way will require an operating environment that enables and empowers more sustainable business models and formats. Where gaps in regulation, technology and infrastructure are not addressed in line with the necessary pace of this transition, this may create additional barriers and costs for the company. There are concerns that there will be deficits in technology and infrastructure to enable significant emissions reductions in consumer goods. The transition also relies on national and local governments implementing the necessary regulation and developing the required infrastructure (e.g., recycling, renewable energy), fostering market adjustments to prevent the unfair competition and inflation of transition costs for the business. Increased collaboration at the industry and government level may contribute to advancing sustainable infrastructure, and agroforestry partnerships may be a route to improving resilience and reducing carbon impact.
  Physical damage and disruption in our operations and supply chain: In line with observation during recent years and established climate science, rising average global temperatures impact the nature, location, frequency, and severity of potentially extreme weather events. The impact of these changes will vary across the geographies in which we have direct operations, generating a need for adaptation actions, in addition to impacting our suppliers, partners, customers, and the infrastructure on which our operations rely.
  Operational processes, efficiency and resilience: Natura &Co Latam has committed to achieving Net Zero in its operations by 2030 and has advanced in improving efficiency and incorporating renewable energies in line with this. Nonetheless, achieving this target will require efficient capital allocation decisions, and the transition to a low carbon economy may create additional costs, for example, related to technology or competition for renewable resources. On the other hand, physical climate changes also create stress for facilities and logistics assets that will require investment in adaptation measures to ensure that operational continuity can be maintained and that our employees work in safe and comfortable conditions.
  Reputation, stakeholder and investor expectations: As climate change continues to rise up the political agenda and public consciousness, we can expect increasing scrutiny on the consistency and adequacy of companies’ actions to reduce their impact and support the low carbon transition. This has already been seen in markets such as Europe, where regulatory action has sought to crack down on greenwashing. For many years, our strategy and brand image have been closely linked to sustainability and natural attributes, and safeguarding of our reputation among our shareholders, investors, consumers and business partners is critical.

Any such developments could have a material adverse effect on our business. In addition, if our practices do not meet our organizational needs or do not live up to our own sustainability values, then our brands, reputation and employee retention may be adversely affected.

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

Brazil, where most of our operations are conducted, recently passed a major tax reform. The transition to the new Brazilian tax system will be gradual, with implementation scheduled to start in 2026 and end in 2033. The exact impact of this reform on us cannot yet be quantified because although the legislation already details changes to tax bases, rates and general obligations, some elements of it remain to be finalized. Nevertheless, everything indicates that the single-phase taxation of federal taxes will be abolished, resulting in an increase in the Brazilian federal tax burden. We cannot assure you that we will not suffer a material adverse effect on our business, financial condition and results of operations, whether directly or indirectly (for example, by affecting the business of our consultants and representatives). In addition, the legislation passed remains subject to potential amendments which may further increase the tax burden on us.

The Brazilian Congress has also been discussing proposals for change to the corporate income tax. These potential amendments to Brazilian tax laws and other potential changes to Brazilian tax laws may result in an increase of the tax burden and may directly or indirectly impact our business. These and any other possible future changes in tax policy laws in the countries where we are subject to tax may adversely affect our business, financial condition and results of operations.

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

We may from time to time wish to start operating in markets where we currently have little or no presence, and to consider potential strategic alliances that would complement our current product offerings, increase the size and geographic scope of our operations or otherwise present growth and/or other opportunities. We cannot assure you that we will be able to identify targets responsive to these criteria that provide suitable acquisition opportunities, or to acquire such targets on favorable terms or at all. In addition, we may engage from time to time in divestitures of businesses or assets, and we cannot assure you that we will able to find suitable purchasers (including, without limitation, purchasers with appropriate creditworthiness), or to complete any such divestiture on favorable terms or at all.

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
  in a divestment, substantial costs, delays or other operational or financial difficulties in a separation or carve-out;
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

We may from time to time assess divestiture opportunities and conduct divestitures where we believe such transactions would be beneficial to our business strategy. Divestitures may require us to expend significant time, funds and other resources, and may not always be completed within the expected time frame or on the terms and conditions that we expect. We may also be unable to reap the benefits of any divestitures we undertake. Our asset base, total revenue, cash flows and net income may also be reduced significantly following a divestiture, which could adversely affect our business, financial condition and results of operations as well as our ability to make distributions to our shareholders and result in a decrease in the price of our common shares. Any divestiture, whether we are able to complete it or not, may involve a number of risks, including receipt of the consideration for which we sold an asset or entity, receipt of sums owed to us or our subsidiaries by entities formerly part of our group, diversion of management’s attention, a negative impact on our customer relationships, costs associated with maintaining the business of the targeted divestiture during the disposition process, and the costs of closing and disposing of the affected business or transferring remaining portions of the operations of the business to other facilities. Furthermore, to the extent that we are not successful in completing desired divestitures, as such may be determined by future strategic plans and business performance, we may have to expend substantial amounts of cash, incur debt, or continue to absorb the costs of loss-making or under-performing assets.

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

On December 29, 2023, we concluded the sale of Natura (Brasil) International B.V., the holding company of The Body Shop, to Aurelius Investment Advisory Limited for a total purchase price of £207 million, including deferred and contingent consideration (in the form of an earn-out) of £90 million (or R$829.4 million based on the real/U.S. dollar exchange rate as of December 31, 2023). On February 13, 2024, The Body Shop entered administration in the United Kingdom and Geoffrey Paul Rowley, Alastair Rex Massey, and Anthony John Wright of FRP Advisory were appointed as joint administrators. Subsequently, certain of The Body Shop’s subsidiaries in the United States, Canada and Germany also entered into insolvency proceedings. We cannot assure you that we will be able to receive the full amount of receivables arising from the sale of The Body Shop owed to us nor that Avon will be able to receive the full amount of operational receivables owed to it by The Body Shop. We also cannot assure you that The Body Shop’s UK administration will not have a material adverse effect on our or Avon’s business, financial condition, liquidity, results of operations and cash flows. See also “Item 4. Information on the Company—A. History and Development of the Company—History—Recent Developments—Administration of The Body Shop” and note 36.1, “Subsequent events,” to our audited consolidated financial statements included elsewhere in this annual report for more information.

Our indebtedness and any future inability to meet any of our obligations under our indebtedness, could adversely affect us by reducing our flexibility to respond to changing business and economic conditions.

As of December 31, 2023, we had R$7.3 billion of indebtedness outstanding (current and non-current borrowings, financing, debentures and leases). We rely on obtaining financing and refinancing of existing indebtedness in order to operate our business, implement our strategy and grow our business. Recent disruptions in the global credit markets and their effect on the global and Brazilian economies could materially adversely affect our ability to raise capital and materially and adversely affect our business. We may also incur additional long-term indebtedness and working capital lines of credit to meet future financing needs, subject to certain restrictions under our indebtedness, which would increase our total indebtedness. We may be unable to generate sufficient cash flow from operations and future borrowings, and other financing may be unavailable in an amount sufficient to enable us to fund our current and future financial obligations or our other liquidity needs, which would have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations as well as reduce the availability of our cash flow to fund working capital, operations, capital expenditures, dividend payments, strategic acquisitions, expansion of our operations and other business activities. Our indebtedness could have material negative consequences on our business, prospects, financial condition, liquidity, results of operations and cash flows, including the following:

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

Natura &Co Holding, Natura Cosméticos and Avon may also need to refinance all or a portion of their respective debt on or before maturity and may not be able to do this on commercially reasonable terms or at all. Certain of our indebtedness contain customary covenants, including, among other things, limits on the ability of the company and any restricted subsidiary to, subject to certain exceptions, incur liens, incur debt, make restricted payments, make investments or, with respect to certain entities, merge, consolidate or dispose of all or substantially all of its assets. In addition, we could have difficulty undertaking other alternatives to avoid noncompliance, such as obtaining necessary waivers from compliance with, or necessary amendments to, the covenants contained in our notes or repurchasing certain debt, and we could have difficulty addressing the impact any noncompliance with these covenants may have on our ability to secure financing with favorable terms.

The global economy has experienced significant disruptions in supply chains and reductions in international trade and business activity over the last few years as a result of geopolitical, economic and social crises. These factors have been compounded by ongoing conflicts around the world, such as the Russia-Ukraine and Israel-Hamas conflicts, as well as tensions in the Middle East. Substantial volatility in the global capital markets, unavailability of financing in the global capital markets at reasonable rates and credit market disruptions have had a significant negative impact on financial markets, as well as on the global and domestic economies. In particular, the cost of financing in the global debt markets has increased substantially, greatly restricting the availability of funds in such markets. Further, volatility in the markets has led to increased costs for obtaining financing in the credit markets, as many creditors have raised interest rates, adopted more rigorous loan policies, reduced volume and, in some cases, ceased offering financing on standard market terms. If we are unable to obtain new financing or to refinance existing loans when necessary or obtain or renew insurance guarantees on reasonable terms or at all, we may face difficulties in complying with our financial obligations or explore business opportunities. This possible scenario would have a material adverse effect on our business, financial condition and results of operations.

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

Since the completion of the Transaction, Natura &Co Holding, as a foreign private issuer, began to be required to comply with the reporting, disclosure control and other applicable obligation under the Exchange Act, the Sarbanes-Oxley Act and Dodd Frank Act, as well as rules adopted, and to be adopted, by the SEC.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our cash flows, results of operations or financial condition. If we are unable to conclude that our internal controls over financial reporting are effective, or if the independent registered public accounting firm reports that we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the trading price of our shares could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal controls over financial reporting, or to implement or maintain other effective control systems required of public companies in the United States, could also restrict our future access to capital markets and reduce or eliminate the trading market for our shares.

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

See also “Item 15. Controls and Procedures—A. Disclosure Controls and Procedures.”

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

  that our disclosures related to ESG may result in heightened scrutiny of our ESG performance, including stricter accounting requirements, activities and decisions from stakeholders or other third parties;
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

Public health emergencies or any future outbreaks of highly contagious diseases, could materially and adversely impact our business, financial condition, liquidity and results of operations.

Although the World Health Organization declared that COVID-19 no longer constitutes a public health emergency, certain adverse effects of the COVID-19 pandemic continued to impact the macroeconomic environment in 2023 and may persist for some time. If new COVID-19 waves or variants of the virus, the emergence of variants resistant to existing vaccines, or any other highly contagious diseases or other public health emergencies force countries to readopt measures that restrict economic activity, the macroeconomic environment could deteriorate and adversely impact our business and results of operations. Moreover, our operations could still be impacted by risks from remote work or bans on nonessential activities. If, in connection with any future public health emergencies, we become unable to successfully operate our business from remote locations including, for example, due to failures of our technology infrastructure, increased cybersecurity risks, or governmental restrictions that affect our operations, this could result in business disruptions that could have a material and adverse effect on our business. The resurgence of COVID-19, variants thereof or any future outbreak of any other highly contagious diseases or other public health emergencies may have a material adverse effect on our business, financial condition, liquidity and results of operations or cause other risks to us.

Risks Relating to the Countries in Which We Operate

Our business may be materially adversely impacted by unfavorable economic, political, social or other developments and risks in the countries in which we operate.

We may be materially adversely affected by unfavorable economic developments in any of the countries where we have distribution networks, marketing companies or production facilities. In particular, our business is dependent on general economic conditions in our most important markets, including in Brazil, Mexico and Argentina. A significant deterioration in economic conditions in any of our important markets, including economic slowdowns or recessions, inflationary pressures, banking or financial crises and/or disruptions to credit and capital markets, could lead to decreased consumer confidence and consumer spending more generally, thus reducing demand for our products. Unfavorable economic conditions could also negatively impact our customers, suppliers and financial counterparties, who may experience cash flow problems, increased credit defaults or other financial issues. In addition, volatility in the credit and capital markets caused by unfavorable economic developments and uncertainties could result in a reduction in the availability of, or an increase in the cost of, our financing. Our business could also be affected by other economic developments such as fluctuations in currency exchange rates, the imposition of any import, investment or currency restrictions, including tariffs and import quotas, or any restrictions on the repatriation of earnings and capital. Any of these developments may have a material adverse effect on our business and financial results.

Our operations are also subject to a variety of other risks and uncertainties related to its global operations, including adverse political, social or other developments. Political and/or social unrest or uncertainties, potential health issues, natural disasters, disease outbreaks or pandemics, wars and conflicts, such as the ongoing Russia-Ukraine and Israel-Hamas conflicts, as well as tensions in the Middle East, politically motivated violence and terrorist threats and/or act may also occur in countries where we have operations. Any of the foregoing could have a material adverse effect on our business, financial condition and performance.

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

See also “—Ongoing conflicts, such as the Ukraine-Russia and the Israel-Hamas conflicts, as well as tensions in the Middle East, may have a material adverse effect on our business, financial condition and results of operations.”

Our ability to conduct business in markets in which we operate may be affected by political, legal, tax and regulatory risks.

A significant deterioration in economic conditions in any of our important markets, including economic slowdowns or recessions, inflationary pressures and/or disruptions to credit and capital markets, banking crises or failures, could lead to decreased consumer confidence and consumer spending more generally, thus reducing demand for our products. In addition, our global operations are subject to adverse political, social, or other developments, such as political or social unrest, potential health issues, natural disasters, disease outbreaks or pandemics, politically motivated violence, and terrorist threats and/or act which may also occur in countries where we have operations.

Our ability to achieve growth and to improve operations in our existing markets is exposed to various risks, including:

  the possibility that a foreign government might ban, halt or severely restrict our business, including our primary method of direct selling;
  the possibility that local civil unrest, economic or political instability, bureaucratic delays, changes in macro-economic conditions, changes in diplomatic or trade relationships (including any sanctions, restrictions and other responses such as those related to the Ukraine-Russia and the Israel-Hamas conflicts or the wider tensions in the Middle East. See also “—Ongoing conflicts, such as the Ukraine-Russia and the Israel-Hamas conflicts, as well as tensions in the Middle East, may have a material adverse effect on our business, financial condition and results of operations”), or constraints in commercial trades and payables, pricing controls, or imposition of import and economic restrictions or other uncertainties might disrupt our operations in an international market;
31

  the lack of well-established or reliable legal systems in certain areas where we operate;
  the adoption of new tax legislation in the markets in which we operate or exposure to additional tax liabilities, including exposure to tax assessments without prior notice or the opportunity to review the basis for any such assessments in certain jurisdictions;
  banking crises or failures, such as the recent Silicon Valley Bank failure, which on March 10, 2023 was closed by the California Department of Financial Protect and Innovation and appointed the Federal Deposit Insurance Corporation as a receiver, as well as the financial issues which other banks and financial institutions may face;
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

We are also subject to the adoption, interpretation and enforcement by governmental agencies abroad  (including on federal, state and local levels) of other laws, rules, regulations or policies, including any changes thereto, such as restrictions on trade, competition, manufacturing, license and permit requirements, import and export license requirements, privacy and data protection laws, anti-trust laws, anti-corruption laws, environmental laws, records and information management, tariffs and taxes, laws relating to the sourcing of “conflict minerals,” health care reform requirements such as those required by the Patient Protection and Affordable Healthcare Act, and regulation of our brochures, product claims or ingredients, or litigation related to any of the above. Governmental policies affecting economic activity such as tariffs, taxes, subsidies and restrictions on the import and export of agricultural goods and commodities, which represent a substantial part of the cargo we transport, may influence the profitability of the industry as well as the volume and type of imports and exports. Any changes to the above may require us to adjust our operations and systems in certain markets where we do business.

For example, from time to time, local governments and others question the legal status of our consultants or representatives or impose burdens inconsistent with their status as independent contractors, often in connection with possible coverage under social benefit laws that would require us (and, in most instances, our consultants or representatives) to make regular contributions to government social benefit funds.

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

In addition, certain countries in which we operate may be considered from time to time as highly inflationary under the IFRS Accounting Standards. We cannot assure you that this trend will continue. Inflationary pressures may lead governments to intervene in the economy, including through the implementation of government policies that may have an adverse effect on us and our clients, especially in a context of increased market volatility given global political and economic events, and any increase of such interest rates may negatively affect our profits and results of operations, thereby increasing the costs of financing our operations. In recent years, inflationary pressures have escalated in Brazil, including as a result of the ongoing Ukraine-Russia and Israel-Hamas conflicts, as well as tensions in the Middle East, supply chain issues, and increases in energy prices. On December 31, 2023, inflation (as measured by the Brazilian National Broad Consumer Price Index – IPCA) fell from 5.79% in 2022 to 4.62%, staying within the Brazilian Central Bank’s target level, minimum limit of 1.75% and maximum of 4.75%, pursuant to the applicable law. Nevertheless, we cannot assure you that this trend will continue.

If the countries in which we operate experience high inflation rates, we may not be able to adjust the prices of our products to compensate for the effects of inflation in our costs structure, which may have an adverse effect on us. High interest rates may impact our cost of obtaining loans and also the cost of indebtedness, resulting in an increase in our financial expenses. This increase may adversely affect our ability to pay our financial obligations, as it reduces our cash availability. Mismatches between contracted indexes for assets versus liabilities and/or high volatilities in interest rates may result in financial losses for us. We also have operational lease agreements with adjustment directly linked to inflation which could be materially and adversely affected if governments in the countries in which we operate are unable to contain the rise in inflation rates.

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

In general, data privacy rules, such as the GDPR, LGPD and other local privacy laws, require continuous adaptation of our technologies or practices to satisfy local privacy requirements and security standards. We may also face audits or investigations by one or more domestic or foreign government agencies relating to our compliance with these regulations. An adverse outcome under any such investigation or audit could result in the issuance of investigations, enforcement action, stop-processing orders, subjecting us to potential penalties, financial, litigation and reputational harm.

The LGPD applies to all operations related to any form of processing of personal data, with rare exceptions, all of which are provided for by law, and extends to individuals and public and private entities, regardless of the country where they are based or where the data are hosted. LGPD shall be applicable whenever (i) the data processing occurs in Brazil; (ii) the data processing activity is intended to offer or provide goods or services to or process data from individuals located in Brazil; or (iii) the data subjects are in Brazil at the time their personal data is collected.

’Also, the expanding regulatory landscape with respect artificial intelligence, or AI, could lead to additional compliance costs, regulatory complexity, restrictions on the development and implementation of AI technologies, potential legal disputes and damage to our’ reputation in the event of noncompliance. We cannot assure you that we will be successful in mapping, measuring, and managing AI risks within our Company, or to adequately comply with any AI-related regulation.

Security incidents can also result in misappropriation of our information and/or our customers’ information or affect our servers or operations, which can materially and adversely affect us. In the event of a security incident in our systems that results in leakage, misappropriation, loss or unauthorized access to personal data, deletion or modification of information about our customers, service blocking or other interruption of business operations, we may by subject to (i) the abovementioned regulatory penalties, (ii) damage to our reputation causing us to lose existing or potential customers and strategic partnerships, and (iii) adverse effects on our business, impacting our operating and financial results. Any loss of intellectual property, trade secrets or other sensitive business information or the interruption of our operations may additionally adversely affect our financial results and our reputation.

We may be exposed to cyberattacks, malicious software, crashes and other problems that may unexpectedly interfere with our operations and may result in interruptions, delays, loss of data or inability to operate, and failures in network security controls. Any interruption in our systems could have a material adverse effect on our business or generate financial losses.

The scope of data privacy and data protection regulations continues to evolve and to require more transparency and accountability from companies which collect, process and use data. Part of this development is a response to increasing regulatory and consumer concerns, and we believe it is likely to continue across the jurisdictions in which we operate. Compliance with data privacy and security restrictions could increase the cost and complexity of our operations and failure to comply with such restrictions could subject us to criminal and civil sanctions as well as other penalties.

Changes in existing laws and regulations and/or the imposition of new laws, regulations, restrictions and/or other entry barriers may cause us to incur additional costs to comply with the more stringent rules and/or limit our ability to expand, which could slow down our product development efforts, limit our growth and development and have an adverse impact on our financial position.

We are subject to compliance with various laws and regulations relating to cosmetic products and general consumer protection and product safety in the jurisdictions in which we sell our products. These rules principally set out requirements for the composition, testing, labeling and packaging of our products. Failure to comply with these rules may result in the imposition of conditions on or the suspension of sales or seizure of our products, significant penalties or claims and, in some jurisdictions, criminal liability. In the event that the countries in which we sell our products increase the stringency of such laws and regulations, our production and distribution costs may increase, and we may be unable to pass these additional costs on to our customers. In the event that any such change in law or regulations requires that we obtain a license or permit for our operations, we may be unable to obtain or, if obtained, maintain such license or permit, which may result in a temporary or permanent suspension of some or all of our business activities, which could disrupt our operations and adversely affect our business. Further, in the event that any jurisdiction in which we operate or plan to operate imposes any new laws, regulations, restrictions and/or other barriers to entry, our ability to expand may be thereby limited and our growth and development may be adversely affected.

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
  exchange rate control policies;
  any downgrade of Brazil’s credit rating;
  liquidity available in the domestic capital, credit and financial markets;
  banking or financial crises;
  expansion or contraction of the economies of the countries in which we operate, as measured by rates of growth in GDP;
  ports, customs and tax authorities’ strikes;
  changes in transportation market regulations;
  supply chains and logistics;
  price increases of oil and other inputs;
34

  price instabilities;
  social and political instability, including allegations of corruption against political parties, civil servants and others;
  global economic and political events, such as the ongoing Ukraine-Russia and Israel-Hamas conflicts, as well as tensions in the Middle East;
  labor and social security regulation;
  energy and water shortages and rationing;
  fiscal policies, including the potential impacts of the novel tax regime recently approved by the Brazilian Congress;
  other economic, political, diplomatic and social developments in or affecting Brazil; and
  developments with respect to actual or potential epidemics, pandemics, outbreaks or other public health crises in Brazil and globally.

We conduct a substantial part of our operations in Latin America, especially in Brazil, Mexico and Argentina. Brazil’s GDP, in real terms, decreased by 3.3% in 2020, followed by an increase of 5% in 2021, decreasing again by 3% in 2022 and increasing by 2.9% in 2023. Similarly, Mexico’s GDP, which had decreased by 9.0% in 2020 and increased by 4.8% in 2021, decreased by 3% in 2022 and by 3.2% in 2023. Argentina’s GDP decreased by 9.9% in 2020, increased by 10.7% in 2021, increased by 5.0% in 2022 and decreased by 1.6% in 2023.

Future developments in the Brazilian and Mexican economies may affect GDP growth rates and, consequently, the consumption of our products. As a result, these developments could impair our business strategies, results of operations and financial condition. For instance, the Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government and unstable economic cycles, which is expected to continue to occur in the future.

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

Although we conduct a substantial part of our operations in Latin America, developments in the other markets in which we operate may also have a material adverse effect on us. Given our operations in Russia and Ukraine, the adverse effects—global or localized—of the ongoing Ukraine-Russia and Israel-Hamas conflicts, tensions in the Middle East, and/or economic sanctions and import and/or export controls to be imposed on the Russian government by the United States, the UK, the EU or others, and the adverse effect on the wider global economy and market conditions could, in turn, have a material adverse effect on our business, financial condition and results of operations. See also “—Ongoing conflicts, such as the Ukraine-Russia and the Israel-Hamas conflicts, as well as tensions in the Middle East, may have a material adverse effect on our business, financial condition and results of operations.” Furthermore, continued uncertainty around the terms of the UK’s relationship with the EU and the lack of a comprehensive trade agreement may negatively impact the economic growth of both regions, as well as the wider global economy, market conditions and investor confidence. This could, in turn, have a material adverse effect on our operations, financial condition and prospects. See “—The uncertainty surrounding the UK’s decision to withdraw from the EU may adversely affect our business.”

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

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$4.031 per U.S.$1.00 on December 31, 2019, which reflected a 4.0% depreciation of the real during 2019. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$5.197 per U.S.$1.00 on December 31, 2020, which reflected a 28.9% depreciation of the real during 2020. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$5.581 per U.S.$1.00 on December 31, 2021, which reflected a 7.39% depreciation of the real during 2021. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.218 per U.S.$1.00 on December 31, 2022, which reflected a 6.5% appreciation in the real against the U.S. dollar during 2022. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.841 per U.S.$1.00 on December 31, 2023, which reflected a 5.3% appreciation in the real against the U.S. dollar during 2023. As of May 10, 2024, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.146 per U.S.$1.00.

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

Our performance depends on the overall health and growth of the Latin American economy, especially in Brazil. Brazil’s GDP, in real terms, decreased by 3.3% in 2020, followed by an increase of 5% in 2021, decreasing again by 3% in 2022 and increasing by 2.9% in 2023. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. In addition, the growth and performance of the Brazilian economy may be impacted by other factors such as nationwide strikes, natural disasters or other disruptive events. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perception of risk in other countries, particularly in the United States, China, European countries and emerging countries, may adversely affect the economies of the countries in which we operate, our business and the market price of our securities.

The market value of securities of Brazilian issuers is affected, to varying degrees, by economic and market conditions in other countries, including the United States, China, European countries, as well as in other Latin American and emerging market countries. Investors’ reactions to developments in these countries may have an adverse effect on the market value of our securities, even though economic conditions in Europe and the United States may differ significantly from economic conditions in Brazil and the other countries in which we operate. Additionally, banking or financial crises and political instability in developed and emerging market countries may diminish investors’ interest in our securities, as well as adversely affect the availability of credit to companies in the international markets. In particular, the availability and cost of credit and global capital markets have recently been affected by the cost of credit and political and economic factors, such as the ongoing Ukraine-Russia and Israel-Hamas conflicts, as well as the tensions in the Middle East, among others, including the turmoil in the banking industry caused by the closure of Silicon Valley Bank and other financial institutions in the United States, as well as financial issues faced by some European financial institutions. In addition, negative events in the financial and capital markets, any news or evidence of corruption in publicly traded companies and other issuers of securities, and the lack of rigorous application of investor protection rules or lack of transparency of information or eventual negative situations in the economy and in other economies may influence the capital markets and negatively impact the value of our securities. This could adversely affect the market price of our securities, restrict our access to capital markets and compromise our ability to finance our operations in the future on favorable terms, or at all.

Since 2017, there has been an increase in volatility in Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets, the increasing risk aversion to emerging market countries, uncertainties regarding Latin American, particularly Brazilian macroeconomic and political conditions and, beginning in 2022, the ongoing Ukraine-Russia and Israel-Hamas conflicts, as well as the tensions in the Middle East. These uncertainties adversely affected us and the market value of our securities.

There have also been concerns over conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. The United States and Russia have been at odds over Ukraine and Eastern Europe. An escalation of the tensions between the United States and Russia could adversely affect the global economy. The United States and China have recently been involved in disputes regarding Taiwan (which tensions increased in 2022), rights to navigation in the South China Sea, alleged human rights abuses in China, as well as in a controversy over trade barriers in China that threatened a trade war between the countries. Sustained tension between the United States and China over these and other matters could significantly undermine the stability of the global economy. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. See also “—Ongoing conflicts, such as the Ukraine-Russia and the Israel-Hamas conflicts, as well as the tensions in the Middle East, may have a material adverse effect on our business, financial condition and results of operations.”

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

Ongoing conflicts, such as the Ukraine-Russia and the Israel-Hamas conflicts, as well as tensions in the Middle East, may have a material adverse effect on our business, financial condition and results of operations.

The ongoing war between Russia and Ukraine has provoked strong reactions from the United States, the UK, the EU and various other countries around the world, including from the members of the North Atlantic Treaty Organization, or “NATO.” Following Russia’s invasion of Ukraine beginning on February 24, 2022, the United States, the UK, the EU and other countries announced broad economic sanctions against Russia, including financial measures such as freezing Russia’s central bank assets and limiting its ability to access its U.S. dollar reserves. The United States, the EU and the UK have also banned people and businesses from dealings with the Russian central bank, its finance ministry and its wealth fund. Selected Russian banks have also been removed from Swift messaging system, which enables the smooth transfer of money across borders. Other sanctions by the UK include major Russians bank being excluded from the UK financial system, stopping them from accessing sterling and clearing payments, major Russian companies and the state being stopped from raising finance or borrowing money on the UK markets, and the establishment of limits on deposits Russians can make at UK banks. The United States, the EU and the UK adopted personal measures, such as sanctions on individuals with close ties to Mr. Putin, and placed visa restrictions on several oligarchs, as well as their family members and close associates, and freezing of assets. While the precise effect of the ongoing war and these sanctions on the Russian and global economies remains uncertain, they have already resulted in significant volatility in financial markets, depreciation of the Russian ruble and the Ukrainian hryvnia against the U.S. dollar and other major currencies, as well as in an increase in energy and commodity prices globally. Should the conflict continue or escalate, markets may face continued volatility as well as economic and security consequences including, but not limited to, supply shortages of different kinds, further increases in prices of commodities, including piped gas, oil and agricultural goods, among others. Given that Russia and Ukraine are among the largest grain exporters in the world, impacts on financial markets, inflation, interest rates, unemployment and other matters could affect the global economy. Other potential consequences include, but are not limited to, growth in the number of popular uprisings in the region, increased political discontent, especially in the regions most affected by the conflict or economic sanctions, increase in cyberterrorism activities and attacks, exodus to regions close to the areas of conflict and increase in the number of refugees fleeing across Europe, among other unforeseen social and humanitarian effects.

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

During October 2023, the state of Israel was the target of an attack by the terrorist group Hamas which led to the death of a number of civilians. As a result, Israel declared war on Hamas and conflicts commenced in Israel and the Gaza strip. Although the conflict is still developing, other world leaders have declared support to Israel, including through the commitment of funds and military personnel and capabilities. As the conflict has unfolded, concerns have been raised by the international community regarding the humanitarian situation in the region. Furthermore, tensions have also spread to the wider Middle East following confrontations between Israel and Iran. It is unclear whether the conflict and its underlying uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

While as of the date of this annual report there have not been any material impacts from the above-mentioned matters in our consolidated financial statements, consequences arising from the conflict, or any other unforeseen developments, could adversely impact our business and the price of our common shares.

See also “Item 4. Information on the Company—A. History and Development of the Company—History—Recent Developments—Conflicts Between Russia and Ukraine and in the Middle East.”

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

If we do not successfully comply with laws and regulations designed to prevent corruption in countries in which we operate, we could become subject to fines, penalties or other regulatory sanctions and our reputation, sales and profitability could suffer.

Doing business on a worldwide basis requires us to comply with the laws and regulations of various jurisdictions. In particular, our international operations are subject to anti-corruption laws and regulations, such as, among others, the U.S. Foreign Corrupt Practices Act, or the FCPA, the UK Bribery Act, Law No. 12,846/2013, or the Brazilian Anti-Corruption Law, 12,846/2013, and economic and trade sanctions, including those administered by the United Nations, the EU, the Office of Foreign Assets Control of the U.S. Department of the Treasury and the U.S. Department of State.

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

The Brazilian Anti-Corruption Law imposes strict liability, in both the administrative and civil spheres, on companies for acts of corruption (such as (i) promising, offering or giving, directly or indirectly, any improper advantage to a public official or related party, (ii) financing, sponsoring, funding or in any way subsidizing the commission of illicit acts against the public administration ; (iii) using of an intermediary to conceal or disguise the real interests or the identity of the beneficiaries of the illegal acts performed), (iv) fraud or manipulation of public tenders and government contracts; and (v) and interference with investigations or inspections by governmental authorities. Companies found liable under the Brazilian Anti-Corruption Law face fines of up to 20% of their gross revenue in the immediately preceding year or, if such annual gross revenue cannot be estimated, such fines may range from R$6 thousand to R$60 million.

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

There can be no assurance that policies and procedures will be followed at all times or will effectively detect and prevent violations of our ethical principles and of the applicable laws by our employees, consultants and representatives, agents, partners or any third parties acting in name, interest or benefit of the combined company and, as a result, we could be subject to sanctions and material adverse consequences on our business, reputation, financial condition and/or results of operations.

Risks Relating to the Natura &Co Holding Shares and ADSs

The market price of the Natura &Co Holding Shares and ADSs may be volatile.

The Natura &Co Holding Shares are listed on the B3. We also have ADSs which are not listed on any stock exchange but are transferable, subject to applicable law. The market price of Natura &Co Holding Shares and ADSs may be volatile. Broad general economic, political, market and industry factors may adversely affect the market price of Natura &Co Holding Shares and ADSs, regardless of Natura &Co Holding’s actual operating performance. Factors that could cause fluctuations in the price of Natura &Co Holding Shares and ADSs include:

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
  the ongoing Ukraine-Russia and Israel-Hamas conflicts, as well as the wider tensions in the Middle East, which may have repercussions on the world’s geopolitical and economic scenarios;
  issuances or sales of Natura &Co Holding Shares or ADSs, including sales of shares by its directors and officers or its key investors; and
  developments with respect to actual or potential epidemics, pandemics, outbreaks or other public health crises in Brazil and globally.

The relative volatility and the lack of liquidity of the Brazilian securities market may adversely affect you.

The Natura &Co Holding Shares are listed on the B3, the Brazilian stock exchange. Our ADSs are not listed on any stock exchange. The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may limit your ability to sell our common shares and the common shares underlying your ADSs at the price and time at which you wish to do so.

Shareholders could be diluted in the future, which could also adversely affect the market price of Natura &Co Holding Shares and the ADSs.

It is possible that Natura &Co Holding may decide to offer additional Natura &Co Holding Shares or the ADSs in the future either to raise capital or for other purposes. If Natura &Co Holding shareholders do not take up such offer of Natura &Co Holding Shares or ADSs or are not eligible to participate in such offering, their proportionate ownership and voting interests in Natura &Co Holding would be reduced. An additional offering could have a material adverse effect on the market price of the Natura &Co Holding Shares and ADSs.

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

Our ADSs are not listed on any stock exchange. We cannot assure you that the market for ADSs will maintain sufficient levels of liquidity, which may undermine the selling of the shares and the shares underlying to the ADSs issued by our Company at the desired price or time.

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

The holders of the Natura &Co Holding Shares (including the Natura &Co Holding Shares underlying the ADSs) may not receive dividends or interest on own capital

According to our by-laws, our shareholders are entitled to receive a mandatory minimum annual dividend equal to 30% of our annual net profit, calculated and adjusted under the terms of the Brazilian Corporation Law. Our by-laws allow for the payment of intermediary dividends, to the retained earnings account or the existing earnings reserves in the last yearly or six-month balance, by means of the annual dividend. We may also pay interest on own capital, as described by Brazilian law. The intermediary dividends and the interest on own capital declared in each fiscal period may be imputed to the mandatory dividend that results from the fiscal period in which they are distributed. At the general shareholders’ meeting, shareholders may decide on the capitalization, on the offset of our losses or on the net profit retention, as provided for in the Brazilian Corporation Law, with the aforementioned net profit not being made available for the payment of dividends or interest on own capital.

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

No single shareholder or group of shareholders holds more than 50% of our capital stock, which may increase the opportunity for alliances between shareholders as well as conflicts between them.

No single shareholder or group of shareholders holds more than 50% of our capital stock. There is no guidance in Brazilian corporate law for publicly held companies without an identified controlling shareholder. Due to the absence of a controlling shareholder, we may be subject to future alliances or agreements between our shareholders, which may result in the exercise of a controlling power over our company by them. In the event a controlling group is formed and decides to exercise its controlling power over our company, we may be subject to unexpected changes in our corporate governance and strategies, including the replacement of key executive officers. Additionally, we may be more vulnerable to a hostile takeover bid. The absence of a controlling group may also jeopardize our decision-making process as the minimum quorum required by law for certain decisions by shareholders may not be reached and, as a result, we cannot guarantee that our business plan will be affected. Any unexpected change in our management team, business policy or strategy, any dispute between our shareholders, or any attempt to acquire control of our company may have an adverse impact on our business and result of operations.

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

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days following the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days following the end of each fiscal year. In addition, our common shares and ADSs are not listed on any U.S. stock exchange and we are therefore not subject to the listing standards, rules and requirements of any U.S. stock exchange. As a result of the above, even though we are required to make submissions on Form 6-K disclosing the information that we have made or are required to make public pursuant to Brazilian law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

Natura &Co Holding is a foreign private issuer and, as a result, we rely on certain home country governance practices from Brazil.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. As a result, the standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. For instance, we are not required to:

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

As a foreign private issuer, we may follow our home country practice in Brazil in lieu of the above requirements. Therefore, the approach to governance adopted by our board of directors may be different from that of a board of directors of a company that meets all of the above requirements, and, as a result, our management oversight may be more limited than if we were subject to all of the corporate governance standards of a U.S. domestic company, or of a company listed on a U.S. stock exchange. In addition, our common shares and ADSs are not listed on any U.S. stock exchange and we are therefore not subject to the listing standards, rules and requirements of any U.S. stock exchange. Accordingly, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers or whose securities are listed on a U.S. stock exchange.

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

The Natura &Co Holding Shares are traded on the Novo Mercado listing segment of the B3 (under the ticker symbol “NTCO3”). Natura &Co Holding had ADSs traded on the NYSE (under the ticker symbol “NTCO”) until February 9, 2024. On April 10, 2024, we announced the termination of our ADS program. On the same date, The Bank of New York Mellon, or “BNYM” or the “ADS Depositary” issued a notice of termination to holders and beneficial owners of ADSs. The effective date of termination of the deposit agreement for our ADS program and of the ADS program will be August 7, 2024.

History

The Natura &Co Group is formed by two iconic companies in the beauty industry. Over the years, Natura has expanded its operations, presence, and product line, consolidating as one of the largest beauty companies in Brazil and Latin America.

Our story began in 1969, when Antonio Luiz da Cunha Seabra joined forces with Jean Pierre Berjeaut and founded Indústria e Comércio de Cosméticos JeBerjeaut Ltda. Below are the timeline with the main events in the Company’s history:

1969: Luiz Seabra and Jean Pierre founded Indústria e Comércio de Cosméticos Berjeaut.

1970: Indústria e Comércio de Cosméticos JeBerjeaut Ltda. was renamed Natura Indústria. In the same year, the first store was opened at Oscar Freire Street, in São Paulo, where customers were served in person.

1974: Natura Indústria, through Mr. Seabra’s initiative, started to adopt the direct sales distribution model as a business model, reinforcing its belief in the strength of relationships.

1982: Natura’s entry into the international market, through a local distributor in Chile.

1994: Start of Natura’s operations in Argentina and Peru.

2001: Inauguration of the integrated cosmetics research and production center in Cajamar, in the state of São Paulo, one of the most advanced in South America.

2004: Natura Cosméticos goes public on the São Paulo Stock Exchange, where the shares began trading on the Novo Mercado of B3 S.A. -Brasil, Bolsa, Balcão.

2012: Beginning of the expansion process with the acquisition of 65% of Emeis Holdings Pty Ltd, an Australian manufacturer and retailer of premium cosmetics and beauty products sold under the Aesop brand, with operations in Oceania, Asia, Europe, Brazil and North America. In subsequent years, it acquired the remaining shares from non-controlling shareholders of Emeis Holdings Pty Ltd. until it completed the acquisition in its entirety.

2017: Incorporation of Natura Comercial Ltda. in February, to operate Natura’s retail business through its own stores, with the aim of providing more agility and autonomy for the business. In September of that year, it acquired 100% of The Body Shop - which added new stores, as well as two distribution centers to the existing fixed assets.

2019: Formation of Natura Holding S.A.

  May 2019: Merger Agreement to carry out the acquisition of Avon Products, Inc., initiating in the corporate reorganization process that created a holding company for the group - holding all Natura and Avon shares.
  July 2019: Change of the name of “Natura Holding S.A.” to “Natura &Co Holding S.A.”.
  December 2019: Completion of the merger by Natura &Co Holding of Natura Cosméticos. Natura Cosméticos became a wholly owned subsidiary of Natura &Co Holding.

2020: Completion of the acquisition of Avon, which became a wholly owned subsidiary of Natura &Co Holding.

  October 2020: Follow-on offering of new ordinary shares (follow-on), including ordinary shares represented by ADSs in an offering in the United States and other countries outside Brazil and in a concurrent offering in Brazil.
  October 2020: Launch of Natura &Co Pay, a financial services platform that aims to enhance the business of consultants and representatives and customized services.

2021: Completion of the issuance of notes linked to sustainability goals through Natura Cosméticos. The ESG Notes are guaranteed by the Company and include two sustainability performance targets, to be met by the end of 2026: (i) reducing scopes 1, 2, and 3 relative intensity of greenhouse gas emissions by 13%; and (ii) achieving 25% post-consumer recycled plastic in plastic product packaging.

  May 2021: Investment in Perfumer H, a company owned by British perfumer Lyn Harris, by Fable Investments, a subsidiary of Natura &CO.

2023: Business model simplification:

  August 2023: Conclusion of the sale of Aesop’ to L'Oréal.
  December 2023: Conclusion of the sale of The Body Shop to private equity group Aurelius.

Recent Developments

Delisting from NYSE

On January 18, 2024, in line with our long-term strategic objectives of simplifying operations, we decided to discontinue our secondary listing on the NYSE, as the vast majority of Natura &Co trading activity is concentrated on the B3 stock exchange. The decreasing trading volume of Natura &Co ADRs on the NYSE no longer made maintaining the listing a compelling option. We subsequently filed a Form 25 to delist our ADSs from the NYSE on January 30, 2024. The last day of trading of our ADSs on the NYSE was February 9, 2024. We have not arranged for listing, quotation and/or registration of our ADRs on another securities exchange or quotation medium.

Potential Separation Transaction

On February 5, 2024, our Board of Directors authorized our management to assess a possible separation of Natura &Co Latam and Avon into two independent publicly traded beauty companies in order to unlock further shareholder value, consistent with our strategy of simplifying our corporate structure. The structure of the potential transaction is still being assessed but it is expected that it would result in two separate standalone entities with unique business plans, independent governance and management teams. Natura would continue to operate with both brands in the region, so the potential separation would not impact the integration of the brands in Latin America. In turn, Avon would indirectly benefit from the sales in Latin America through a commercial arrangement with Natura, while continuing its operations in other markets outside Latin America. There can be no assurance that any separation will ultimately be recommended by our Board of Directors and completion of such a plan depends final approval by our Board of Directors and consent from the majority shareholders.

Termination of our ADS Program

On April 10, 2024, we announced the termination of our ADS program. On the same date, The Bank of New York Mellon, or “BNYM” or the “ADS Depositary,” issued a notice of termination to holders and beneficial owners of ADSs. The effective date of termination of the deposit agreement for our ADS program and of the ADS program will be August 7, 2024.

Administration of The Body Shop

On December 29, 2023, we concluded the sale of Natura (Brasil) International B.V., the holding company of The Body Shop, to Aurelius Investment Advisory Limited for a total purchase price of £207 million, including deferred and contingent consideration (in the form of an earn-out) of £90 million (or R$829.4 million based on the real/U.S. dollar exchange rate as of December 31, 2023), which includes: (i) a fixed installment received on January 2, 2024, in the amount of R$22.9 million; (ii) a fixed installment whose receipt is due on December 29, 2028, in the amount of R$320.1 million; and (iii) the fair value of two variable installments of contingent consideration, one due in December 2025 and the other one due in December 2026, tied to the achievement of certain performance targets, in the estimated amount of R$486.4 million. The price and the earn-out will be payable in up to five years after closing.

On February 13, 2024, The Body Shop entered administration in the United Kingdom and Geoffrey Paul Rowley, Alastair Rex Massey, and Anthony John Wright of FRP Advisory were appointed as joint administrators. Subsequently, certain of The Body Shop’s subsidiaries in the United States, Canada and Germany also entered into insolvency proceedings.

As disclosed above and in note 5.5 to our audited consolidated financial statements included elsewhere in this annual report, we have accounts receivable due in December 2025 and December 2026 conditioned on the achievement of certain performance targets by The Body Shop in each of the respective previous fiscal years. In addition, as of December 31, 2023, Avon had receivables from The Body Shop arising from the manufacture of certain products for The Body Shop.

In light of the administration of The Body Shop in the United Kingdom and of certain of its subsidiaries in other jurisdictions, we have assessed that the information that supported the fair value measurement of such receivables as of December 31, 2023 may no longer be deemed reliable for the purposes of determining the current fair value of the receivables from The Body Shop. We have therefore made reserves in our financial statements for 2024, as discussed in note 36.1, “Subsequent events,” to our audited consolidated financial statements included elsewhere in this annual report.

See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in Which We Operate—We may not be able to identify and acquire new acquisition targets, or realize the benefits of business divestitures, or otherwise meet our strategic and financial goals in connection with any business acquisitions and divestitures we seek to undertake, and difficulties in effectively integrating and managing a growing number of acquisitions, or separating from divested businesses, may adversely affect our strategic objectives.”

Flooding in the Brazilian State of Rio Grande do Sul

During May 2024, the state of Rio Grande do Sul in the south of Brazil was hit by a natural disaster. Significant flooding across the state has resulted in damage to third party property and displacement of populations, among other adverse effects. We are currently supporting our network of representatives and analyzing possible actions that may further assist the population at this time.

As of the date of this annual report, we are assessing the potential impacts on the Company’s assets that may have been affected, especially considering the existence of a distribution center in the region, where some of the Company’s products are stored.

Conflicts Between Russia and Ukraine and in the Middle East

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

As a global company, with operations in Russia and Ukraine, our priority is the safety and well-being of all our associates, representatives, partners, suppliers, and customers. We are in close contact with the Avon associates based in Ukraine and Russia in order to support them. A crisis management team is closely monitoring events as this crisis  unfolds and our thoughts are with everyone affected by this situation. At a time of war in Europe, we stand in solidarity with all the victims and refugees and seek to ensure the safety and well-being of our teams. We have donated resources to non-governmental organizations acting on the ground, mainly the Red Cross, an international humanitarian network, and are also making product donations to refugees.

Central and Eastern Europe is a relevant region for Avon, for which Russia is the largest market, while Ukraine is an important market for Natura &Co as a whole. Our total consolidated net revenue was R$26.7 billion in the year ended December 31, 2023, and these two markets represented under 5.0% of consolidated revenue in that year.

In addition, during October 2023, the state of Israel was the target of an attack by the terrorist group Hamas which led to the death of a number of civilians. As a result, Israel declared war on Hamas and conflicts commenced in Israel and the Gaza strip. Although the conflict is still developing, other world leaders have declared support to Israel, including through the commitment of funds and military personnel and capabilities. As the conflict has unfolded, concerns have been raised by the international community regarding the humanitarian situation in the region. Furthermore, tensions have also spread to the wider Middle East following confrontations between Israel and Iran. It is unclear whether the conflict and its underlying uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

As of the date of this annual report, the ongoing conflicts between Russia and Ukraine and in the Middle East have not had a material impact on our business, financial condition and results of operations. We are continuously monitoring the developments to assess any potential future impacts that may arise as a result of the ongoing crises The adverse effects—global or localized—of the ongoing war between Russia and Ukraine (especially given our operations there), and/or economic sanctions and import and/or export controls to be imposed on the Russian government by the United States, the UK, the EU or others, and the ongoing conflict between Israel and Hamas, as well as the wider tensions in the Middle East, and the adverse effects of these conflicts on the wider global economy and market conditions could, in turn, have a material adverse effect on our business, financial condition and results of operations.

See also “Item 3. Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate—Ongoing conflicts, such as the Ukraine-Russia and the Israel-Hamas conflicts, as well as tensions in the Middle East, may have a material adverse effect on our business, financial condition and results of operations.”

Capital Expenditures and Divestitures

Our main capital expenditures include investments in enhancing digital technology, product innovation as well as projects that seek to increase our operational efficiency and productivity. In the years ended December 31, 2023, 2022 and 2021, total investments in capital were R$947.1 million, R$765.9 million and R$986.0 million, respectively.

Our ongoing capital expenditures consist primarily of investments to enhance IT infrastructure, technology for e-commerce and social selling, product innovation, projects that seek to increase our operational efficiency and productivity, action plans for continued transformation and integration between Natura &Co group companies, and the development of new products, among others.

For information on the funding of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Liquidity.”

B.              Business Overview

Overview

Natura &Co is among the tenth largest companies in the beauty segment, by revenue size, in according to Euromonitor.

Our businesses operate under two main brands: Natura and Avon, each with its specific importance to us. The combination of these two iconic and complementary brands in our’ portfolio created one of the largest beauty companies in Brazil and Latin America.

Our product categories include: (i) face and body skin care; (ii) hair care and treatment; (iii) cosmetics; (iv) fragrances; (v) bath products; (vi) oral hygiene; and (vii) gifts and (viii) other products, as therapeutic products for home and body.

The union of these two brands gives our business model multichannel operations in different regions of the world, ranging from direct sales to distribution through retail and digital channels, in addition to different price positioning.

The following is a description of our main brands:

Natura

Natura was founded in 1969 in São Paulo, Brazil, believing in the potential of relationships and in the power of cosmetics as a consciousness booster. Over the years, it expanded its operations, diversifying and combining its cosmetic and personal care products with the environment, being recognized for its concern with sustainability. Our Natura product portfolio includes the following brands and categories:

  Fragrances: Offered through brands of women’s fragrances and perfumes, such as the Ekos line, Ekos, Humor, Una, Essencial, Biografia, Ilia and Luna, men’s fragrances, and colognes, such as the Natura Homem line, Essencial, Biografia, Sr. N and Kaiak, as well as the Mamãe e Bebê and Natura Naturé children’s lines that complement the portfolio.
  Makeup: Offered through our two brands of cosmetics, each with a different identity: Una and Faces.
  Body and Facial Care: Natura has lines dedicated to facial care, such as Chronos and some products from the Faces line, as well as a variety of body lotions from the Ekos, Tododia and Erva Doce brands.
  Sunscreen: Offered through the brand Fotoequilíbrio, which also offers products specifically developed for children.
  Soaps: Includes both liquid and bar soap, in addition to other items such as exfoliating products. We believe Natura was the first company in Brazil to introduce liquid hand soaps in 1984 with the Erva Doce brand. This segment of the Brazilian market is currently led by bar soaps, a category in which Natura operates with brands such as Tododia, Ekos, Erva Doce and Kayak. Natura’s soaps are all plant-based.
  Deodorants: Includes perfumed deodorants that work as extensions of the women’s and men’s scent ranges and of the Tododia and Erva Doce brands.
  Body Oils: Offered through two different brands, Séve and Ekos. We believe the Séve brand was a pioneer in the Brazilian oil market and has been part of our portfolio for more than 30 years.
  Hair Care: This category includes shampoos, conditioners, and capillary treatments such as hydrating masks, and is offered through four brands: Ekos, Plant, Lumina, Mamãe e Bebê and Natura Homem.
  Home Care: Launched at the end of 2023, the Bothânica line marks Natura’s entry into the category. Bothânica offers massage oils, candles, and home spray.
  Gifts: Offered through creative and adaptable kits, with a wide range of products for men, women and children, also including exclusive packaging for various occasions.

Our Natura brand uses, in the manufacturing of its products, sustainable ingredients ethically extracted from the Brazilian biodiversity. The formulas used by Natura prioritize the use of renewable, vegetable-based raw materials.

Avon

Founded in 1916 in New York, United States, with operations since 1886, Avon is a global manufacturer and marketer of beauty and related products. Under this brand, our products are distributed predominantly through direct sales by our representatives for beauty, fashion and home segments focused on mass markets in approximately 35 countries.

Avon’s product categories are:

  Makeup: Offered through different brands of cosmetics, each with a different identity and purposes, such as: Avon True and Power Stay and mark.
  Face Care: This category includes facial care products and facial treatments, offered through brands such as Anew and Avon Care, as well as skincare kits.
  Daily Care: Avon has a comprehensive line to use every day, which goes from bathing to hydration and includes body lotion, deodorants, foot care, sunscreen, and others.
  Fragrances: Offered through women's, men's and children’s fragrances and perfumes, through brands such as Avon Eve, Far Away, Lov u, Musk and others.
  Hair: This category includes shampoos, conditioners, serums, and hair gels.
  Home and Style: This includes decorative products, houseware, entertainment and leisure products, children's products, as well as accessories and other gifts.
  Gifts: This includes gift kits and souvenirs adaptable for various occasions, as well as a broad product line that includes makeup, body and bath, hair, skin care and packaging.

Our Global Presence

We are present in Brazil and internationally. We have expanded our operations to several countries through organic and inorganic growth.

With a presence in different regions and countries, we adopt different strategies for each our businesses.

  Natura &Co LATAM: This segment includes all operations of the Natura and Avon brands located in Brazil and Latin America. It also includes the operation of The Body Shop in the region as a master franchisee.

  This segment includes all operations under our Avon brand, except those located in Brazil and Latin America, and has sales operations in approximately 35 countries and territories, as of December 31, 2023.

Following the expansion of our Natura brand into Latin America in the 1980s and 1990s, we identified several opportunities to further grow our business outside Brazil through mergers and acquisitions. We began implementing this strategy in 2012 with the acquisition of Aesop. We then acquired The Body Shop and Avon in 2017 and 2020, respectively. In the year ended December 31, 2023, we completed the sales of Aesop and The Body Shop. These transactions have supported our financial deleveraging and contributed to our efforts to streamline our business and operations, while focusing our main priorities in Latin America.

We believe that our experience over the years has helped us to consolidate in the development, manufacturing, distribution and resale of cosmetics, fragrances, and personal care products, leading us to become a diversified, global cosmetics group with differentiated values. We are the fourth-largest pure play beauty group in the world with a global market share of 1.9% as of December 31, 2023, according to Euromonitor data, (Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care, 2024, Retail Value RSP including sales taxes, USD, Historic Year-on-Year Exchange Rates / Forecast Fixed 2023 Exchange Rates, Historic Current Prices / Forecast Constant 2023 Prices).

Our Strategy

Given the diversified and global scope of our operations, we adopt different strategies for each of our two  segments:

  Our strategy for our Latin America operation is divided between the Natura and Avon brands. For the Natura brand, the focus is on continuous market share growth through diversification of channels, such as digital and retail, and investments in the Natura brand. To achieve this, we are targeting markets where the brand has not yet achieved what we believe its fair share and under-penetrated categories. On the other hand, the focus of the Avon brand is to continuously strive for profitability and cash conversion in the region by integrating its business model with Natura in Latin America.

  The strategy is based on simplifying its geographic presence by focusing on profitable markets and better capital allocation, with the aim of keeping operations in key markets healthy. As part of this optimization, the business will be managed from two lead regions in 2023, compared to the previous four regions.

Environmental and Social Responsibility

Natura &Co

We believe that even though we have already been addressing sustainability over the years, we need to move faster. Accordingly, in June 2020, we set bold targets for the next decade by launching our Commitment to Life, a comprehensive sustainability vision as part of which we intend to step up our actions to address some of the world’s most pressing issues. We believe we have made significant progress in our commitments: aligning with the urgent needs of our planet and its people by addressing the climate crisis, protecting human rights, and building a circular and more regenerative economy. However, our vision is ever-evolving, adapting to new concepts and learnings, and some of our goals hinge on collaborations with partners and advancements in technology. Internally, we are seeking to advance our processes and exploring ways to engage with our suppliers and broader community to confront these challenges.

Our journey towards such goals started with Natura’s own vision for 2050, developed in 2014. The three businesses we operated at the time (Natura, The Body Shop and Aesop) jointly developed an agenda for sharing best practices through networks of excellence in fields such as innovation, strategy, digital commerce, retail and sustainability. Our sustainability network of excellence started out by discussing our vision in terms of priorities that embrace a positive and systemic approach to our business. Along with the environmental and social, we have included a third perspective, the transversal, which takes into account our role as a consumer company and the way our products are developed and disposed of, so that they give back more to the world than they take.

Furthermore, Natura &Co Holding Shares are traded on the Novo Mercado listing segment of the B3, a special category that lists companies with the highest levels of corporate governance. Moreover, Natura &Co’s stock was picked for the B3’s ISE list for the 19th consecutive year. The B3’s ISE compares Brazilian companies based on corporate sustainability, economic efficiency, environmental balance, social responsibility and corporate governance.

Natura and Avon have calculated scope 1 and 2 emissions of greenhouse gas, or “GHG.” For Scope 3 emissions each brand has calculated its level to varying degrees. In 2021 we consolidated the organizational footprints for scope 1 and 2 and we equalize the same boundaries to calculate and consolidate the footprint for scope 3.

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

In 2014, Natura Cosméticos was the first listed company in the world to be recognized as a B Corp (as approved by B Lab, an independent organization), a global movement of companies that give equal value to their economic, social and environmental results. After three years, Natura Cosméticos was recertified as a B Corp, attesting its commitment to positive social and environmental performance and impact on people and the planet. In 2022, we expanded the B Corp certification from Natura Cosméticos to Natura &Co, which is currently one of the largest consumer businesses in the world to have this certification.

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

Natura Cosméticos’ Sustainability Vision 2050 is deeply connected to our strategy and influences Natura &Co’s corporate vision, “Commitment to Life.” We view it as a commitment by the entire business to have a positive impact. We endeavor to contribute to the protection and regeneration of the entire ecosystem to which we belong. The first milestone of this planning, 2020 Ambitions, is a set of goals on topics such as biodiversity, waste, carbon emissions, diversity and inclusion, and income generation, among others. We mobilized resources internally in this six-year cycle, overcame important business challenges and advanced strategic issues as part of our vision of transforming Natura into a company that generates a positive impact.

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

That is why Avon has now set even more ambitious targets – to improve packaging sustainability, and further reduce its carbon emissions and water use. Avon is also proud, in 2019, to have become the first global beauty company to end animal testing across all products in every country in which it operates. Avon and the Avon Foundation donated over U.S.$6.2 million in 2023 to causes including breast cancer awareness, the fight against gender-based violence and domestic violence, and Ukrainian war refugees, among others.

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

Channel and Value Proposition for Consumers

We present below a summary of certain of our key operational and financial highlights:

  In the year ended December 31, 2023, out of our total net revenues, 23.5% was generated outside of our Natura &Co LATAM segment (24.6% in the year ended December 31, 2022), and Brazil represented 44.9% of the total net revenue in the year ended December 31, 2023 (38.6% in the year ended December 31, 2022).
  In the year ended December 31, 2023, our revenue was derived from the following sales channels: 90.4% from direct sales, 1.6% from retail, 4.2% from online sales, 3.8% from other sales channels.
53

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

Under the Natura brand, we offer a full range of cosmetics, toiletries and fragrances for women and men, including skin care products for the face and body, hair care and treatment products, makeup, fragrances, soaps, deodorants, sunscreen, and baby and childcare.

The Natura brand uses ingredients which we believe to be unique, sustainable and ethically extracted from Brazilian biodiversity in the manufacture of its products. The formulas used by Natura prioritize the use of vegetable-based renewable raw materials. As of the date of this annual report, to ensure the sustainable stewardship of these ingredients in Brazil, Natura works with 51 communities, generating social development and income for approximately 11.7 thousand families, based on sustainable production chains. We have helped to preserve around 2.2 million hectares of forest as of December 31, 2023, with our partnerships with organizations such as the State Secretariat for the Environment of Amapá (Secretaria de Estado do Meio Ambiente do Amapá), the Chico Mendes Institute for Biodiversity Conservation (Instituto Chico Mendes de Conservação da Biodiversidade) and the State Secretariat for the Environment of Amazonas (Secretaria de Estado do Meio Ambiente do Amazonas), in addition to agricultural communities and social organizations of the region. We work with these organizations by developing initiatives that we believe generate positive impacts for conservation, in areas such as “Reserva Extrativista Médio Juruá,” “Reserva de Desenvolvimento Sustentável Uacarí” and “Reserva de Desenvolvimento Sustentável do Rio Iratapuru.”

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

Our e-commerce platform was implemented in Chile in 2015 and in Argentina in 2017. We also believe that the implementation of Natura’s mobile platform has been successful: Natura has approximately 3.5 million consultants using Natura’s digital platforms (mobile application and web-based) in Brazil and other Latin American countries as of December 31, 2023. The mobile application contains a number of features which support consultants’ sales, including allowing order entry and access to sales performance records. As of December 31, 2023, 73.9% of Natura’s consultants were using digital platforms.

In 2016, Natura opened physical stores in the city of São Paulo to improve the shopping experience of our consumers.

As of December 31, 2023, Natura had 112 stores in Brazil and 45 outside Brazil (Chile, Argentina, Mexico and Peru). In addition, Natura is growing through a franchise model in Brazil. As of December 31, 2023, Natura had approximately 775 franchised stores in Brazil.

Natura also operates as a head franchisor of The Body Shop business in Brazil, Chile and Mexico.

Avon

Avon is a global manufacturer and marketer of beauty and related products. Avon commenced operations in 1886 and was incorporated in the State of New York on January 27, 1916. Avon conducts its business in the highly competitive beauty industry and competes against other CPG and direct-selling companies to, create, manufacture and market beauty and non-beauty-related products.

Avon’s product categories are Beauty and Fashion & Home:

  Beauty: consists of skin care, fragrance and color (cosmetics).
  Fashion & Home: consists of fashion jewelry, watches, apparel, footwear, accessories, gift and decorative products, housewares, entertainment and leisure products, children’s products and nutritional products.

Avon’s business is conducted primarily in one channel, direct selling, with a strategy to expand to multichannel. As of December 31, 2023, Avon’s operations outside the U.S. were conducted primarily through subsidiaries in approximately 35 countries and territories. Outside of the U.S., Avon’s products were also distributed in 18 other countries and territories.

Unlike most of its CPG competitors, which sell their products through third-party retail establishments (e.g., drug stores and department stores), Avon primarily sells its products to the ultimate consumer through the direct-selling channel, with a strategy to expand to multichannel. Sales of products are made to the ultimate consumer principally through direct selling by representatives, who are independent contractors and not Avon’s employees.

Avon’s principal properties worldwide consist of manufacturing facilities for the production of Beauty products and distribution centers where administrative offices are located and where finished merchandise is packed and shipped to representatives in fulfilment of their orders. On November 3, 2022, the board of directors of Avon approved a plan to relocate its research and development facilities to Brazil and Poland, two of its largest markets, in order to further deliver its Global Innovation Program and realize cost efficiencies. On December 1, 2023, Avon agreed to sell its facility in Suffern, New York, and expects to cease operating there by June 30, 2024.

Since January 2017, Avon’s principal executive offices are located in Northampton, UK. Avon also has a further executive office in London, UK. All the floors of its previous principal executive office location at 777 Third Avenue, New York, have been subleased.

In addition, other principal properties include the following:

  three manufacturing facilities, 10 distribution centers and one administrative office in Avon International; and
  one manufacturing facility and four distribution centers in Avon Latin America.
55

Our Segments

Net Revenue by Segment and Share of Net Revenue

The following tables present certain financial and operational indicators for the periods indicated of our Natura &Co LATAM segment:

	For the Year Ended December 31,
	2023(1)	2023	2022	2021
	(in U.S.$)	(in R$)
	(currencies in millions, except as otherwise noted)
Natura &Co LATAM:
Net revenue from continuing operations	4,222.4	20,440.8	22,027.4	22,413.4
Operating profit before financial results (2)	1,570.8	7,604.5	1,000.2	1,723.7
Net income (loss) (2)	1,235.3	5,980.2	(313.4)	1,188.6
Number of consultants (average available)	N/A	3,535	4,655	4,480
Number of owned stores	N/A	157	229	219

(1)   Solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2023 for reais into U.S. dollars of R$4.841 per U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.

(2)   The amounts shown above do not include unallocated corporate expenses.

The following table presents certain financial and operational indicators of our Avon International segment for the periods indicated:

		For the Year Ended December 31,
	2023(1)	2023	2022	2021
	(in U.S.$)	(in R$)
		(currencies in millions, except as otherwise noted)
Avon International:
Net revenue from continuing operations	1,298.7	6,286.8	7,196.0	9,329.3
Operating (loss) before financial results (2)	(329.3)	(1,594.1)	(1,138.9)	(656.8)
Net loss for the year (2)	(572.2)	(2,770.2)	(2,005.0)	(919.3)

(1)   Solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2023 for reais into U.S. dollars of R$4.841 per U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.

(2)   The amounts shown above do not include unallocated corporate expenses.

The following table shows the proportion of our net revenue accounted for by each of our segments for the periods indicated:

	For the Year Ended December 31,
	2023	2022	2021
Natura &Co LATAM	76.5%	75.4%	70.6%
Avon International	23.5%	24.6%	29.4%
Total	100.0%	100.0%	100.0%

Our Production Processes

Natura

In 2023, Natura produced 76.7% of its cosmetics through its own production sites, while 23.3% was manufactured by third parties. In 2022, Natura produced 72.1% of its cosmetics through its own production sites, while 27.9% was manufactured by third parties. In 2021, Natura produced 69.5% of its cosmetics through its own production sites, while 30.5% was manufactured by third parties. Natura has two industrial units, one in Cajamar in the state of São Paulo and an industrial unit in Benevides in the state of Pará.

Natura’s Cajamar facilities were built to allow efficient expansion as our operations grow, thereby ensuring greater economies of scale at the production sites. In 2014, our unit in Benevides, called “Ecoparque,” was built based on sustainable chain concepts, promoting a form of symbiosis between the different companies operating therein and contributing to the development of local communities.

In the year ended December 31, 2023, Natura reached a production volume equal to approximately 62.5% of its production capacity, compared to 57.8% in 2022 and 66% in 2021. Given the characteristics of Natura’s commercial model, Natura opted for a manufacturing structure that favored flexibility, thereby allowing Natura to meet spikes in demand influenced by either product promotions that lead to significant changes in normal demand behavior or strategies that offer exclusively prepared packaging for important commemorative dates, such as Mother’s Day or Christmas.

In the year ended December 31, 2023, Natura produced 451 million units internally at Cajamar, in comparison with 434 million units in 2022 and 469 million units in 2021. Natura’s soap plant produced 123 million units in the year ended December 31, 2023, compared to 114 million units in 2022 and 106 million units in 2021.

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

Of the products manufactured in Brazil, either by Natura or by its partners, 26.9% were exported in year ended December 31, 2023, in comparison with 26.9% in 2022 and 30.6% in 2021.

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

In 2023, Avon produced 78% of its cosmetics through its own production sites, while 19% was manufactured by third parties and an additional 3% was purchased from B+ vendors. In 2022, Avon produced 72% of its cosmetics through its own production sites, while 25% was manufactured by third parties and an additional 3% was purchased from B+ vendors.

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

Our Distribution Processes

Natura

We distribute Natura-branded products through direct sales channel. We have opted for the direct sales channel due to our belief in the power of sales through relationships, which allows greater interaction between the buyer and the seller, thereby providing a more individualized service. This commercial model has been adopted in Brazil, Argentina, Chile, Peru, Colombia and Mexico. Accordingly, our products are distributed through a network of approximately 3.5 million consultants as of December 31, 2023, as shown in the table below:

	As of December 31,
	2023 (2)	2022	2021
	(in thousands)
Consultants(1):
Brazil	1,781.0	1,166.5	1,099.6
Argentina	492.6	230.4	230.1
Chile	124.3	83.5	88.3
Mexico	604.5	329.1	319.2
Peru	132.6	99.0	98.2
Colombia	217.0	140.6	132.6
Ecuador	55.0	—	—
Other (3)	128.4	—	—
Total	3,535.4	2,049.1	1,968.0

(1)    Represents the number of Natura consultants that sent orders during the last four of our sale cycles.

(2)    Information as of December 31, 2023 reflects the combination of Natura and Avon in Latin America.

(3)    Includes other Latin America countries with less than 50 consultants per country.

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

A new Natura Magazine is released approximately every 21 days with new promotions and launches, thereby forming different sales cycles throughout the year. In each cycle, we send at least one print version of Natura Magazine (except in Argentina) to consultants who placed at least one order in the previous three cycles. The average number of catalogues distributed per sales cycle was 2.1 million and 1.9 million in the years ended December 31, 2023 and 2022, respectively. In order to better communicate and strengthen the relationship with consultants, we are also investing in a mobile application and in the Natura Network (an online business). With these tools, consultants can view Natura Magazine, place orders, receive online training, and check their default status and other activities. We believe digitalization will be crucial for the future performance of our brand and enable Natura to build upon its existing strengths.

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

Products in the Natura Magazine in Brazil are assigned points based on the suggested retail price. For example, the greater the suggested retail price, the greater the number of points assigned. Consultants may place as many orders as they wish during the sales cycle, as long as the order meets a minimum of 50.0 points, which is equal to approximately R$285.00 in terms of suggested sales price as indicated in the Natura Magazine.

In order to improve communication and strengthen our relationships with our consultants, we advanced the digitalization of our relationship sales model. In the years ended December 31, 2023, 2022 and 2021, approximately 3.5 million, 1.8 million and 1.8 million, respectively, consultants from Brazil and other Latin American countries used our digital platform, which is available in both a mobile and web browser format.

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

Avon

During 2023, we had sales operations in 35 countries and territories, and distributed products in 18 other countries and territories.

Unlike most of its CPG competitors, which sell their products through third-party retail establishments (e.g., drug stores and department stores), Avon primarily sells its products to the ultimate consumer through the direct-selling channel, with a strategy to expand to multichannel. Sales of products are made to the ultimate consumer principally through direct selling by representatives, who are independent contractors and not employees of Avon. As of December 31, 2023, the Avon brand had approximately 3 million Active Representatives (calculated as the number of representatives submitting an order in a sales campaign, totaled for all campaigns during the year ended December 31, 2023 and then divided by the number of campaigns). Representatives earn by purchasing products directly from Avon at a discount from a published brochure price and selling them to their customers, the ultimate consumer of Avon’s products. Representatives can start their Avon businesses for a nominal fee or, in some markets, for no fee at all. Avon generally has no arrangements with end users of its products beyond the Representative, except as described below. No single Representative accounts for more than 10% of Avon’s net sales globally.

Sales through Representatives accounted for 87% of Avon’s net revenue for the year ended December 31, 2023.

A Representative contacts its customers directly, selling primarily through Avon’s brochure (whether paper or online), which highlights new products and special promotions (or incentives) for each sales campaign. In this sense, the Representative, together with the brochure, are the “store” through which Avon’s products are sold. A brochure introducing a new sales campaign is typically generated every three to four weeks. A purchase order is processed, and the products are picked at a distribution center and delivered to the Representative usually through a combination of local and national delivery companies. Historically, the Representative then delivers the merchandise and collects payment from the customer for her own account. Several of the larger countries in which Avon is active have begun to offer direct to customer delivery of the ordered products. A Representative generally receives a refund of the price the Representative paid for a product if the Representative chooses to return it.

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

The recruiting or appointing and training of representatives are the primary responsibility of independent leaders supported by zone managers. Depending on the market and the responsibilities of the role, some of these individuals are Avon’s employees and some are independent contractors. Those who are employees are paid a salary and an incentive based primarily on the achievement of a sales objective in their district. Those who are independent contractors are rewarded primarily based on total sales achieved in their zones or downline team of recruited, trained and managed representatives. Personal contacts, including recommendations from current representatives (including the sales leadership program) and local market advertising constitute the primary means of obtaining new representatives. The sales leadership program is a multi-level compensation program which gives representatives, known as independent leaders, the opportunity to earn discounts on their own sales of Avon’s products, as well as commissions based on the net sales made by representatives they have recruited and trained. This program generally limits the number of levels on which commissions can be earned to three. The primary responsibilities of independent leaders are the prospecting, appointing, training and development of their downline representatives while maintaining a certain level of their own sales. As described above, the Representative is the “store” through which we primarily sell Avon’s products and, given the high rate of turnover among representatives, which is a common characteristic of direct selling, it is critical that Avon recruits, retains and services representatives on a continuing basis in order to maintain and grow its business.

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

Distribution centers are highly automated and equipped with cutting-edge sorting technology, consuming very little energy, and thereby contributing to productivity gains and reducing the cost of each order. The distribution center infrastructure in Brazil is capable of handling an order volume from consultants in accordance with the minimum order size (50.0 points, equal to approximately R$285.00 in suggested resale price), even if the order comprises a smaller number of items.

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

All deliveries are tracked in order to ensure service levels are met and compliance with contracts. In Brazil, the delivery time for consultants from the time they submit the order is five days on average. In the fiscal years ended December 31, 2023, 2022 and 2021, 45.6%, 61.0% and 68.5% of all orders were delivered within five days, respectively.

Avon

Avon’s principal properties worldwide consist of manufacturing facilities for the production of Beauty products, distribution centers where administrative offices are located and where finished merchandise is packed and shipped to representatives in fulfilment of their orders, and one principal research and development facility currently located in Suffern, New York. On November 3, 2022, the board of directors of Avon approved a plan to relocate its research and development facilities to Brazil and Poland, two of its largest markets. On December 1, 2023, Avon agreed a deal to sell the Suffern, New York facility, and as such will close and exit the site by the end of the quarter ending June 30, 2024.

Since January 2017, Avon’s principal executive offices are located in Northampton, UK, with a further executive office based in London, UK. All the floors of its previous principal executive office location at 777 Third Avenue, New York, New York have been subleased.

In addition, other principal properties include the following:

  three manufacturing facilities, 6 distribution centers and two administrative office in Avon International; and
  three manufacturing facility and three distribution centers in Avon Latin America.

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

Our Global Procurement Policy provides that new and existing suppliers and their production sites must be aware of and in compliance with our relevant corporate policies and procedures, including our Supplier Code of Conduct, and the applicable due diligence and other requirements, such as Natura &Co’s policies on the supply of critical materials. When we become aware of a supplier or production site that is not meeting required standards, we will work with suppliers to ensure that corrective action is taken that benefits affected parties.

Our supplier onboarding process is divided into two stages: registration and qualification. In the first stage, suppliers will be required to complete a registration process and agree with the Natura &Co Supplier Code of Conduct, the General Terms of Contract (GTP) and the Privacy Statement. After completing the registration, the qualification process begins. Based on the information provided, the system determines whether due diligence is required and, if so, which form it should take. After completing and sending the appropriate documentation, an approval flow is generated for each applicable step. Possible due diligence processes that a supplier may be required to complete are: ethics and compliance, responsible procurement due diligence, data privacy and data protection, quality, cybersecurity and financial health.

Our Natura-brand relies on a diverse supplier base. This base is divided among suppliers for outsourcing (finished products), suppliers for productive input (biodiversity assets, raw materials and packaging material) and suppliers for indirect materials and services. As of December 31, 2023, we had 7,665 active suppliers in productive input and in indirect materials and indirect services. Of these, 364 partners accounted for 80% of our purchasing volume during the period. As of December 31, 2022, we had 10,662 active suppliers in productive input and in indirect materials and indirect services. Of these, 449 partners accounted for 80% of our purchasing volume during the period. As of December 31, 2021, we had 4,667 active suppliers in productive input and in indirect materials and indirect services. Of these, 213 partners accounted for 84% of our purchasing volume during the period.

Our main suppliers for the Natura brand include: International Flavors and Fragrances (IFF), Agropalma, Givaudan, Aptar, Wheaton, Silgan, Fedex, Accenture and Vitro. For the year ended December 31, 2023, we had 182 key suppliers, which represented 41.5% of our total spending with suppliers. For the year ended December 31, 2022, we had 207 key suppliers, which represented 44% of our total spending with suppliers. For the year ended December 31, 2021, we had 163 key suppliers, which represented 55% of our total spending with suppliers.

We identify key suppliers by performing a segmentation analysis on our supplier base considering value generation criteria (which consider factors such as innovation, sustainability and spend) and risk. To evaluate the performance of key suppliers, a monitoring process was created guided by six pillars that support Natura &Co’s Vision and Strategy: Quality, Service, Innovation, Competitiveness, Capacity and Ability and Commitment to Life. The evaluation of the program is carried out through a scoring system capable of identifying and annually recognizing the partners that present the best practices within the pre-established indicators for each category by awarding them the Embrace Award. This group of suppliers also participates in specific events where Natura &Co shares its strategy, plans for the future and good practices. We also offer training and take certain other steps to reinforce sustainability precepts and qualify these partners to improve their social and environmental management.

When managing our supplier risk under the Natura brand, we consider market, financial, social, environmental, occupational health and safety and quality factors, in addition to other legal requirements. As of December 31, 2023, 2022 and 2021, Natura identified 219, 416 and 357 eligible suppliers, respectively, in our evaluation and risk control process. From audits to development of plans for continuous improvement, as of December 31, 2023, 2022 and 2021, 219, 289 and 126 suppliers, respectively, showed improvement and 219, 281 and 118 suppliers, respectively, displayed aspects that could reduce their negative impact in the society, respectively. These aspects include actions with differing levels of impact (high, medium and low).

Further, all contracts signed with suppliers contain clauses regarding human rights, such as the risks involved in child labor and forced or slave-like labor. Natura has a zero tolerance policy for human rights violations.

Natura Supplier Community Partners

When sourcing the supply of active ingredients from Brazil and Latin America´s countries, such as Peru, Colombia and Ecuador, social biodiversity for our Natura-branded products, we prioritize working with cooperatives and small farmers. We seek to establish relationships that go beyond the commercial aspect, and that are built on fair pricing and the sharing of benefits arising from the use of genetic heritage and the associated traditional knowledge.

We believe that these relationships contribute to our corporate strength and economic diversification and foster sustainable development in the regions where we operate. As of December 31, 2023, Natura had 51 community partners, contributing to the well-being of approximately 11.7 thousand families. As of December 2022, Natura had 48 community partners, contributing to the well-being of approximately 10.6 thousand families (approximately 9.6 thousand, 8.3 thousand and 6.2 thousand in 2021, 2020, and 2019, respectively).

In addition to purchasing inputs, Natura has established contracts for the sharing of benefits, and in some cases, providing financial or development support to suppliers and their productive chains.  The table below shows the amount of funds that were allocated to partner communities and the number of communities and families impacted for the periods indicated:

	For the Year Ended December 31,
	2023	2022	2021
	(in thousands of R$)
Supply(1)	24,157	15,123	24,884
Sharing of benefits(2)	7,751	7,886	8,598
Forest services(3)	12,099	9,426	7,334
Social and environmental initiatives(4)	282	401	2,636
Environmental services(5)	1,692	58	628
Total assigned to the communities	45,982	32,875	44,081

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

(4)              Includes investments applied to education, community health, digital inclusion, recycling and gender equity.

(5)              Payments made as carbon credits (insetting and offsetting) and payment for environmental services.

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

Major Clients

For the years ended December 31, 2023, 2022 and 2021, we did not have any client or consultant that accounts for more than 10% of our consolidated net revenue, when considering all our business segments in existence during such periods.

Certain Agreements with Third Parties

We enter into agreements with third parties in the ordinary course of business to fund our activities, manufacture and distribute our products and other matters.

Financing Agreements

For a description of the main agreements comprising our short- and long-term indebtedness as of December 31, 2023, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”

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

On April 3, 2023, our subsidiary Natura Cosméticos entered into a binding agreement to sell Aesop to L’Oréal Groupe for U.S.$2.525 billion. Natura &Co acts as a guarantor of the obligations of Natura Cosméticos under the share purchase agreement. The transaction aimed to support Natura &Co’s financial deleveraging and position it to focus, with strict financial discipline, on its strategic priorities, notably the integration in Latin America, as well as the further optimization of Avon International’s business. The purchase price was paid in cash at closing, which occurred on August 30, 2023, after obtaining all regulatory approvals. The total gain obtained from the derecognition of the subsidiary’s assets and liabilities and recognized as discontinued operations net of income tax and social contribution was R$7.3 billion, which includes the reclassification of accumulated balance sheet conversion gains recognized in other comprehensive income amounting to R$115.2 million.

On November 13, 2023, we entered into a binding agreement with Aurelius Investment Advisory Limited to sell Natura (Brasil) International B.V., the holding company of The Body Shop, for a total purchase price of £207 million, including deferred and contingent consideration (in the form of an earn-out) of £90 million. The price and the earn-out will be payable in up to five years after closing. The sale of The Body Shops’ holding company was completed on December 29, 2023. The Body Shop has since entered administration in the United Kingdom and certain of The Body Shop’s subsidiaries in other jurisdictions also entered into insolvency proceedings. See also “Item 4. Information on the Company—A. History and Development of the Company—History—Recent Developments—Administration of The Body Shop.”

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

Some of the raw materials, packaging materials and finished products that our brands purchase from suppliers have their prices impacted by fluctuations in inflation and also lasting supply chain challenges as a result of the Ukraine-Russia and the Israel-Hamas conflicts, as well as the wider tensions in the Middle East. In addition, the business is impacted by foreign currency exchange rates with respect to imported items.

We may not always be able to insulate our final customers from these fluctuations or to pass on cost increases to our final customers.

Overview of Global Market

According to Euromonitor International data, the Global Beauty and Personal Care market amounted to U.S.$569.4 billion in 2023 (vs. U.S.$537.6 billion in 2022), growing at a compound annual growth rate, or CAGR, of 2.5% from 2018 to 2023. The top five countries are the United States, China, Brazil, Japan, and Germany, which collectively represent 49.0% of the market. Estimates suggest that by 2024, Global Beauty and Personal Care revenues will reach U.S.$587.6 billion, implying a 3.2% year on year growth versus 5.9% in 2023 (Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care, April 2024, Retail Value RSP including sales taxes, USD, Historic Year-on-Year Exchange Rates / Forecast Fixed 2023 Exchange Rates, Historic Current Prices / Forecast Constant 2023 Prices).

It is worth noting that from a global perspective, and even for key regions to which Natura &Co is exposed, the category historically not only usually grows more than retail, but also historically exhibits greater resilience than the average discretionary retail market.

Natura is the 10th  largest company in Beauty and Personal Care in the world and the fourth largest pure player in the category, with a global market share of 1.9% (Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care, April 2024, Retail Value RSP including sales taxes, USD, Historic Year-on-Year Exchange Rates / Forecast Fixed 2023 Exchange Rates, Historic Current Prices / Forecast Constant 2023 Prices).

Latin America

The Beauty and Personal Care market in Latin America reached U.S.$71.9 billion in 2023, showing a five-year CAGR of 2.1% between 2018 and 2023, as the regional market returned to its pre-pandemic size in 2023 after a decline in 2019 and 2020. Between 2022 and 2023, the regional market expanded by 16.2%. The projected CAGR for the following five years is estimated at 5.1% (compared to overall retail in Latin America of 3.4%). The largest markets are Brazil, Mexico and Argentina, accounting for 43.6%, 21.0% and 8.2% of the total market, respectively (Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care and Retail, April 2024, Retail Value RSP including sales taxes, USD, Historic Year-on-Year Exchange Rates / Forecast Fixed 2023 Exchange Rates, Historic Current Prices / Forecast Constant 2023 Prices).

In this context, we can see that Natura &Co’s market share in Latin America is estimated at 11.3%, with the Natura brand accounting for 8.6% and Avon for 2.6%. When examining the performance by country, Argentina boasts the highest market share for the company at 20.2% (14.8% for Natura and 5.4% for Avon), mainly due to its challenging macroeconomic environment, which creates a more lenient competitive environment. Brazil ranks second with a 16.0% market share for Natura &Co (13.2% for Natura and 2.6% for Avon). While Mexico stands as the second-largest market for Beauty and Personal Care in Latin America, our current market share is a modest 6.0% (Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care, April 2024, Retail Value RSP including sales taxes, USD, Historic Year-on-Year Exchange Rates / Forecast Fixed 2023 Exchange Rates, Historic Current Prices / Forecast Constant 2023 Prices).

From a market analysis perspective, Natura &Co still leads with 11.3% of the Latin American Beauty and Personal Care market in 2023, while the second and third players lag behind with 10.3% and 8.3% of the market, respectively (Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care, April 2024, Retail Value RSP including sales taxes, USD, Historic Year-on-Year Exchange Rates / Forecast Fixed 2023 Exchange Rates, Historic Current Prices / Forecast Constant 2023 Prices).

Looking at distribution channels, the Latin American Beauty and Personal Care Market was divided among grocery retailers, direct selling, pharmacies, beauty specialists, and retail e-commerce, each representing 37.5%, 24.9%, 14.4%, 11.6% and 7.1%, respectively. The remaining distribution channels account for only 4.5% of the total market (Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care, April 2024, Retail Value RSP including sales taxes, USD, Historic Year-on-Year Exchange Rates / Forecast Fixed 2023 Exchange Rates, Historic Current Prices / Forecast Constant 2023 Prices).

In this sense, sales of the Natura brand were mostly concentrated in direct selling, comprising 91% of our revenues, while retail and digital accounted for only 4% and 5%, respectively. This comparison underscores the opportunities that the Natura brand has to further explore other distribution channels, especially when we consider that most of the brand’s sales come from direct selling, which comprises only 24.9% of the Beauty and Personal Care Market in Latin America (Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care, April 2024, Retail Value RSP including sales taxes, USD, Historic Year-on-Year Exchange Rates / Forecast Fixed 2023 Exchange Rates, Historic Current Prices / Forecast Constant 2023 Prices). This analysis is also valid for Avon, given that 93% of the sales comes from the direct selling channel. Currently, the retail channel is not a strategic priority for the brand, but digital (especially social selling) is a priority.

Finally, by examining the category breakdown, we can see that the top five pure categories in which Natura &Co plays are Fragrances*, Hair Care, Skin Care, Color Cosmetics and Deodorants. Natura brand leads in Fragrances*, Skin Care and Bath and Shower. Avon brand ranks third in Fragrances*, fifth in Skin Care and fourteenth in Bath & Shower. From the perspective of Color Cosmetics, Avon is the second largest brand, followed by Natura in fourth place. Lastly, in the Hair Care category the Natura brand ranks ninth while the Avon brand ranks eighteenth. It is important to highlight that in 2023, the Natura brand gained position in Hair Care, even with a relatively stable share compared to 2022 (Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care, April 2024, Retail Value RSP including sales taxes, USD, Historic Year-on-Year Exchange Rates / Forecast Fixed 2023 Exchange Rates, Historic Current Prices / Forecast Constant 2023 Prices; *Natura &Co data compilation aggregating Euromonitor´s Adult Fragrances + Baby and Child-specific Toiletries).

Brazil

The Beauty and Personal Care Market in Brazil reached U.S.$31.3 billion in 2023, showing a five-year CAGR of 0.3% between 2018 and 2023, mainly reflecting the recovery from pandemic period, restricted income and unfavorable macroeconomic environment from past years. Between 2022 and 2023, the Brazilian market expanded by 16.6%. The projected CAGR for the following five years is estimated at 4.9%, compared to Brazilian overall retail of 3.6% (Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care and Retail, April 2024, Retail Value RSP including sales taxes, USD, Historic Year-on-Year Exchange Rates / Forecast Fixed 2023 Exchange Rates, Historic Current Prices / Forecast Constant 2023 Prices).

Looking at the distribution channels, the Brazilian Beauty market was divided among grocery retailers, direct selling, pharmacies, beauty specialists, and retail e-commerce, each representing 28.0%, 26.6%, 19.2%, 16.6% and 8.3%, respectively. The remaining distribution channels account for only 1.3% of the total market. It is important to note that Natura derives most of its sales from direct selling, which comprises only 26.6% of the Brazilian market (Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care, April 2024, Retail Value RSP including sales taxes, USD, Historic Year-on-Year Exchange Rates / Forecast Fixed 2023 Exchange Rates, Historic Current Prices / Forecast Constant 2023 Prices).

Finally, by examining the category breakdown in Brazil, we can see that the top five pure categories are Fragrances*, Hair Care, Skin Care, Deodorants and Bath and Shower. Natura brand leads in Fragrances*, Skin Care and Bath and Shower. Avon brand ranks fourth in Fragrances* and Skin Care and eleventh in Bath and Shower. Additionally, from the perspective of Deodorants, Natura is the fourth largest brand. From the Hair Care Perspective, Natura ranked in twelfth, while Avon holds the twenty-fourth. On that note in 2023, the Natura brand gained position (from thirteenth in 2022) and share in Hair Care in the Brazilian market, compared to 2022 (Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care, April 2024, Retail Value RSP including sales taxes, USD, Historic Year-on-Year Exchange Rates / Forecast Fixed 2023 Exchange Rates, Historic Current Prices / Forecast Constant 2023 Prices; *Natura &Co data compilation aggregating Euromonitor´s Adult Fragrances + Baby and Child-specific Toiletries).

Emerging Markets – Outside Latin America – Avon International

Avon International's product portfolio caters to diverse consumer demands across numerous global markets. Its global presence spans a wide variety of markets across different regions. At the end of 2023, Avon had operations in approximately 35 countries worldwide (excluding the Latin American region), with the main operating markets being Eastern Europe, the Middle East and Africa, Western Europe, and the Asia-Pacific regions.

The beauty market in these regions has decreased in size after the COVID pandemic but regained and maintained pre-pandemic levels since then. However, several factors have been shaping these markets, such as (i) changes in consumption trends, e.g. the increase in demand for natural products, (ii) how products are acquired, with the digitalization of the category and the entry of small players, and (iii) demographic trends themselves and the changes in the age structure of the population that have impacted the market.

Since 2022, with the change in Avon’s strategy towards increasing profitability and cash generation, Avon has strategically honed its focus on the most profitable markets, particularly in emerging countries, to optimize its business operations through a direct selling approach that has proven effective in these areas.

Even with a smaller presence in the markets compared to the past, Avon has spent the last few years adjusting the commercial and operational business model, which has had an impact on revenue, but it has already resumed to investment in some markets.

Eastern Europe

The Beauty and Personal Care market in Eastern Europe reached U.S.$27.3 billion in 2023, showing a five-year CAGR of 0.5% between 2018 and 2023, favored by the retake of social and professional occasions in the end of the period, as well as the persistence of pandemic habits such as skincare routines. Between 2022 and 2023, the regional market expanded by 2.5%. The projected CAGR for the following five years is estimated at 1.7%, with countries such as Poland, Romania, and the Czech Republic as the key countries for the Avon brand to operate (Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care, April 2024, Retail Value RSP including sales taxes, USD, Historic Year-on-Year Exchange Rates / Forecast Fixed 2023 Exchange Rates, Historic Current Prices / Forecast Constant 2023 Prices).

Avon’s market share in Eastern Europe is estimated at 2.6%, with Romania boasting the highest market share for the brand at 5.0%. Other key markets are the Czech Republic at 3.8% and Poland at 2.4% (Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care, April 2024, Retail Value RSP including sales taxes, USD, Historic Year-on-Year Exchange Rates / Forecast Fixed 2023 Exchange Rates, Historic Current Prices / Forecast Constant 2023 Prices).

In recent years, Avon's market share in Eastern Europe has experienced a significant decline, mainly reflecting the shift in consumer behavior. Direct selling channels dropped from 11.6% to 8.4% between 2018 and 2023, while retail and digital channels gained share (Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care, April 2024, Retail Value RSP including sales taxes, USD, Historic Year-on-Year Exchange Rates / Forecast Fixed 2023 Exchange Rates, Historic Current Prices / Forecast Constant 2023 Prices). In addition to that, the changes in our commercial model focused more on productivity and impacted the channel size negatively.

Middle East and Africa

In the Middle East and Africa region, South Africa is Avon’s most relevant market. In this country, the Beauty and Personal Care segment reached U.S.$3.6 billion in 2023, showing a five-year CAGR of -2.0% between 2018 and 2023. The projected CAGR for the next five years is estimated at 3.2% (Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care, April 2024, Retail Value RSP including sales taxes, USD, Historic Year-on-Year Exchange Rates / Forecast Fixed 2023 Exchange Rates, Historic Current Prices / Forecast Constant 2023 Prices).

The history of the Avon brand in South Africa dates back to the 1930s when Avon established its presence in the country. Since then, the company has had a significant presence in the country’s Beauty and Personal Care market, offering a wide range of products and direct selling opportunities. In 2023, Avon’s market share in South Africa reached 3.0% (Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care, April 2024, Retail Value RSP including sales taxes, USD, Historic Year-on-Year Exchange Rates / Forecast Fixed 2023 Exchange Rates, Historic Current Prices / Forecast Constant 2023 Prices).

Given the context of the graphic above, some of the key opportunities for Avon in South Africa includes: (i) enhancing e-commerce to capitalize on its growth and bolster online presence to reach consumers across all regions; (ii) reinforcing the direct selling model to provide employment and entrepreneurship opportunities for local communities; (iii) investing in product innovation and marketing strategies that appeal to South Africa's diverse communities and capture emerging trends in the beauty and personal care market.

Western Europe

The Beauty and Personal Care market in Western Europe reached U.S.$110.2 billion in 2023, showing a five-year CAGR of 1.3% between 2018 and 2023. The projected CAGR for the following five years is estimated at 1.8% (Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care, April 2024, Retail Value RSP including sales taxes, USD, Historic Year-on-Year Exchange Rates / Forecast Fixed 2023 Exchange Rates, Historic Current Prices / Forecast Constant 2023 Prices).

In the Western European region, Turkey United Kingdom and Italy are Avon’s most significant revenues. The brand reached 3.7%, 0.8% and 0.5% market share in 2023, respectively. In Turkey the Beauty and Personal Care segment reached U.S.$3.2 billion in 2023, with a five-year CAGR of -1.5% from 2018 to 2023. The projected CAGR for the next five years is estimated at 4.6% (Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care, April 2024, Retail Value RSP including sales taxes, USD, Historic Year-on-Year Exchange Rates / Forecast Fixed 2023 Exchange Rates, Historic Current Prices / Forecast Constant 2023 Prices).

Historically, Turkey represented one of Avon's largest market shares outside of Latin America. In 2018, it stood at 4.2%, compared to 2.8% in 2022 and 3.7% in 2023 (Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care, April 2024, Retail Value RSP including sales taxes, USD, Historic Year-on-Year Exchange Rates / Forecast Fixed 2023 Exchange Rates, Historic Current Prices / Forecast Constant 2023 Prices). The decline in Avon’s market share in Turkey over the past years can be attributed to a variety of factors, including increased competition in the beauty and personal care sector and shifts in Turkish consumer preferences and channels, among others.

Even though the direct sales channel has reduced its presence, it still accounts for 11.7% of the market (Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care, April 2024, Retail Value RSP including sales taxes, USD, Historic Year-on-Year Exchange Rates / Forecast Fixed 2023 Exchange Rates, Historic Current Prices / Forecast Constant 2023 Prices), recognizing the challenges mentioned before, digital arises as a priority for Avon.

Regarding the United Kingdom and Italy, the Beauty and Personal Care segment reached U.S.$18.7 billion and U.S.$13.6 billion in 2023, with a five-year CAGR of 0.9% and 1.9% from 2018 to 2023, respectively. The projected CAGR for the next five years is estimated at 2.5% for the UK and negative 0.3% for Italy. The UK and Italy are very relevant markets for the brand, being among the 10 largest countries in terms of revenue, however market share still presents very low levels, given that the main channel, which is direct sales, is currently responsible for 1.8 % in the UK and 4.4% in Italy (Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care, April 2024, Retail Value RSP including sales taxes, USD, Historic Year-on-Year Exchange Rates / Forecast Fixed 2023 Exchange Rates, Historic Current Prices / Forecast Constant 2023 Prices).

Observing the change in consumer purchasing behavior in the past years, the Avon brand is diversifying its channels, increasing its presence in retail, in the UK via Superdrug, in Italy via Naima stores, and in Turkey via representatives retail franchise stores. Avon is also increasing its presence on online channels, with marketplace presence in many European countries (Amazon UK, Allegro Poland, Trendyol Turkey) additionally in direct-to-consumer electronic commerce in some countries.

Asia Pacific

 In the Asia Pacific region, the Philippines is Avon’s most relevant market, where the Beauty and Personal Care segment reached U.S.$4.7 billion in 2023, showing a five-year CAGR of 4.0% between 2018 and 2023. The projected CAGR for the next five years is estimated at 6.7% (Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care, April 2024, Retail Value RSP including sales taxes, USD, Historic Year-on-Year Exchange Rates / Forecast Fixed 2023 Exchange Rates, Historic Current Prices / Forecast Constant 2023 Prices).

In 2023, Avon’s market share in the Philippines reached 3.3% (Natura &Co, based on Euromonitor International Limited, Beauty and Personal Care, April 2024, Retail Value RSP including sales taxes, USD, Historic Year-on-Year Exchange Rates / Forecast Fixed 2023 Exchange Rates, Historic Current Prices / Forecast Constant 2023 Prices). Direct selling plays a significant role in the Beauty and Personal Care market in the Philippines, offering a personalized approach and reaching non-urban areas, driven mainly by the culture of entrepreneurship, access to additional earnings, growth of the middle class in the region, company training and training for the channel, among others.

However, the channel that has grown the most in the region is online. The influence of social media and celebrities substantially drives consumer trends and preferences. Future trends include an increasing focus on skincare products, a greater emphasis on e-commerce, and social media and celebrities continuing to play a pivotal role. In response, the Avon brand is adapting to these trends by bolstering its online presence and investing in strategies to meet the evolving needs of Filipino consumers.

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

Natura &Co LATAM

Competitors vary by product category and region. For example, in the fragrance and makeup categories, the main competitors are O Boticário, Mary Kay and Corporación Belcorp. For body and skin care, the main competitors are Beiersdorf AG (specifically the Nivea brand) and Unilever. For hair care, the main competitors are Unilever, L’Oréal, P&G and Colgate-Palmolive.

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

Seasonality

In Brazil, we observe peaks in demand on specific commemorative dates such as Mother´s Day, Valentine´s Days and Christmas. These commemorative dates occur throughout the year and, as a result, we do not experience significant variations in sales between quarters.

The table below shows our quarterly net revenue from our total consolidated operations:

	For the Year Ended December 31,
Share of Net Revenue by Quarter (%)	2023	2022	2021
Consolidated:
First quarter	24%	23%	24%
Second quarter	26%	25%	24%
Third quarter	25%	25%	24%
Fourth quarter	25%	27%	28%
Total year consolidated	100%	100%	100%

Global Presence

Our international expansion under the Natura brand started in 1982, when Natura Cosméticos introduced its business in Chile, and later in Argentina and Peru in 1992, Mexico and France in 2005 and finally Colombia in 2007. In December 2016, we opened our inaugural store in New York City, United States.

Currently, Natura has 45 stores outside Brazil. We are also present in other countries in Latin America and Europe through the Natura brand.

In 2016 when our business consisted only of the Natura and Aesop brands we had net revenue of R$7.9 billion, 92.5% of which was derived from Latin America (67.7% from Brazil) and 7.5% from the rest of the world. As our business grew it became more international. In 2018, when our business consisted of Natura, Aesop and The Body Shop, we had net revenue of R$13,397.4 million, 63% of which was derived from Latin America (45% from Brazil) and 37% from the rest of the world. Finally, in the year ended December 31, 2021, after we added Avon to our business, we had net revenue of R$40,164.7 million, 56% of which was derived from Natura &Co LATAM (26% from Brazil) and 44% from other segments. In the year ended December 31, 2022, our net revenue was R$36,349.6, 61% of which was derived from Natura &Co LATAM (31% from Brazil) and 39% from other segments. In the year ended December 31, 2023, our net revenue was R$26,737.3, 76.5% of which was derived from Natura &Co LATAM (45% from Brazil) and 23.5% from Avon International.

Avon’s operations outside of the United States are conducted primarily through subsidiaries in 35 countries and territories. Outside of the United States, Avon’s products are also distributed in 18 other countries and territories. In particular, Avon derived approximately 17.6% of its consolidated revenue during the year ended December 31, 2023 from Brazil, which is its largest market and is included within its South Latin America reportable segment.

Innovation and Product Development

We believe that innovation is an important driver of growth, and that our innovation and product development platform based on a strong innovation platform with sustainable practices across all brands. During the year ended December 31, 2023, the Natura and Avon brands had 683 products launched under an open innovation model, which involves a network of partners and scientists.

Natura

We believe that innovation is an important driver of Natura’s growth, supporting the pace of the business and attracting consumers to our Natura-brand. During the year ended December 31, 2023, Natura Cosméticos launched more than 273 products and reported an innovation index of 50.8% related to Natura. In comparison, Natura Cosméticos launched 222 products in 2022 and 367 products in 2021 and reported an innovation index of 57.4% and 66.3% in 2022 and 2021, respectively, related to Natura. In addition, Natura Cosméticos has plans to continue regularly launching new products in line with market trends and evolving customer preferences. Total investment in innovation amounted to 2.1% of net sales in 2023 for the brand.

The table below shows the number of products launched by Natura Cosméticos and its innovation index for the periods indicated related to Natura.

	For the Year Ended December 31,
	2023	2022	2021
Number of products launched(1)	273	222	367
Innovation index(2)	50.8%	57.4%	66.3%

(1)	Information regarding products posted counts only products that represent a new value proposition, including new packaging and formulations. The number considers only Brazil.
(2)	Share of sales of products launched in the last 24 months in the total gross revenue of the last 12 months. The index considers only Brazil.

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

Avon’s global R&D facility is currently located in Suffern, New York. A team of researchers and technicians play a role in bringing products to market around the world. We believe that relationships with dermatologists and other specialists enhance Avon’s ability to deliver new formulas and ingredients to market. Additionally, Avon has R&D facilities located in Brazil, China, Mexico, the Philippines, Poland, South Africa and the UK. On November 3, 2022, the board of directors of Avon approved a plan to relocate its research and development facilities to Brazil and Poland, two of its largest markets. On December 1, 2023, Avon agreed a deal to sell the Suffern, New York facility, and as such will close and exit the site by the end of the quarter ending June 30, 2024.

The amounts incurred on research activities relating to the development of new products and the improvement of existing products by Avon were U.S.$29.2 million in the year ended December 31, 2023. This research included the activities of product research and development and package design and development. Most of these activities were related to the design and development of Beauty products.

Intellectual Property

Natura &Co’s most important intellectual property comprises the following brands: Natura and Avon. Natura &Co manages its brands to preserve the appeal of our products across broad demographic lines and the association of its brands with innovative products and social and environmental responsibility.

Natura &Co is not dependent on any third-party patents, brands, licenses, concessions, franchisees and royalty contracts that are relevant to the development of its activities.

Trademarks

The Natura and Avon trademarks are Natura &Co’s most important trademarks:

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

As of December 31, 2023, Natura &Co had 938 trademarks registered and 91 trademark registration requests pending in Brazil, and 19,462 trademarks registered and 1,640 trademark registration requests pending outside of Brazil. As of December 31, 2022, Natura &Co had 935 trademarks registered and 76 trademark registration requests pending in Brazil, and 22,349 trademarks registered and 1,697 trademark registration requests pending outside of Brazil. As of December 31, 2021, Natura &Co had 888 trademarks registered and 91 trademark registration requests pending in Brazil, and 22,986 trademarks registered and 2,433 trademark registration requests pending outside of Brazil.

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

Patents

As of December 31, 2023, Natura &Co had 480 patents granted and 49 patent registration requests pending worldwide. As of December 31, 2022, Natura &Co had 791 patents granted and 224 patent registration requests pending worldwide. As of December 31, 2021, Natura &Co had 834 patents granted and 97 patent registration requests pending worldwide.

Natura &Co’s patents mainly protect the technologies applied in its skin care, makeup, personal care, fragrance, and hair care products as well as innovative package design.

Industrial Designs

As of December 31, 2023, Natura &Co had 42 industrial designs registered and six industrial design registration requests pending worldwide. As of December 31, 2022, Natura &Co had 123 industrial designs registered and 31 industrial design registration requests pending worldwide. As of December 31, 2021, Natura &Co had 103 industrial designs registered and seven industrial design registration requests pending worldwide. The majority of these industrial designs are related to fragrance bottles, containers in general and the packaging of makeup products.

Domain Names

Natura &Co and its subsidiaries are the holders of certain domain names in Brazil and abroad, including “natura.com,” and “avonworldwide.com.” Avon also owns “avon.com” subject to an exclusivity granted to New Avon Company with respect to the marketing and sale of products in the North America region.

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

As part of the process described above, we have adopted a Global Cybersecurity Program and over the past two years, since the implementation of this global framework, several initiatives have been undertaken, including the adoption of market-leading solutions, review and creation of new processes, as well as the structuring of teams with defined responsibilities and clear operational models. These actions have enhanced our security level in the control environment based on NIST CSF and ISO 27.002:2013 standards. In 2023, we updated our Information Security Policy and published new technical security standards. We also completed updated mandatory training for all staff, including regular phishing testing. Our improvements in cybersecurity maturity have been independently assessed using the National Institute of Standards & Technology (NIST) Cyber Security.

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
  Executive Leadership. Our executive leadership is responsible for, among other things, submitting general guidelines on the management of risks and exposure limits for the analysis of the audit, risk management committee and the board of directors, assess the performance of the risk management process, ensuring the resources required for the implementation of the general guidelines on risk management, validating the periodic reviews of the risk map with impact on the Holding company’s strategies and monitoring the behavior of exposures of priority risks.
  Chief Executive Officers (Group-wide and Business Units). The Chief Executive Officers of Natura &Co Holding and of our Business Units are responsible for, among other things, promoting the integration of risk management and the cycles of review and construction of the Group’s and Business Units’ strategic plan.
86

  Internal Audit Function. The internal audit department is responsible for assessing the reliability of information, reviewing the effectiveness and efficiency of transactions and information produced by these, and protecting our assets ensuring compliance with laws, regulations and contracts, examining the internal controls system, providing an assessment of its effectiveness to the senior management, providing advice to the Chief Executive Officer of Natura &Co Holding and to the board of directors, through the audit, risk management and finances committee, monitoring, examining, assessing, informing, and recommending improvements for the internal environment and effectiveness of the risk management process, identifying and indicating the risks that may not have been mapped by the organization, by means of an independent assessment of the internal controls’ environment, and assessing the quality and effectiveness of our enterprise risk management processes, periodically monitoring the risk mitigating actions and the frailties recorded in the audit reports and feed the enterprise risk management model with information, and conducting internal audit, as part of our internal review processes and investigating any irregularities.
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
  CISO: The Chief Information Security Officer (CISO) oversees cybersecurity across Natura &Co and leads our Cyber Hub providing strategic direction, assurance, operational services, and improvements to our Business Units. The CISO frequently provides reporting to the Board of Directors, directly or through the Cybersecurity Subcommittee, which reports to the Audit, Risk Management and Finance Committee. In addition, each Business Unit maintains a dedicated Cyber Board overseen by a senior Business Information Security Officer. These boards are supported by a risk management structure linked to the Enterprise Risk Management Framework.
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

We are subject to numerous foreign, federal, provincial, state, municipal and local environmental, health and safety laws and regulations relating to, among other matters, safe working conditions, product stewardship and environmental protection, including those relating to emissions to the air, discharges to land and surface waters, generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste materials, and the registration and evaluation of chemicals. We maintain policies and procedures to monitor and control environmental, health and safety risks, and to monitor compliance with applicable environmental, health and safety requirements. Compliance with such laws and regulations pertaining to the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had a material effect upon our capital expenditures, earnings or competitive position. However, environmental and social responsibility laws and regulations have tended to become increasingly stringent and, to the extent regulatory changes occur in the future, they could result in, among other things, increased costs and risks of noncompliance for us.

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

As of December 31, 2023, Natura Cosméticos was party to 848 labor lawsuits filed by former business leader sales consultants and/or consultants’ advisers (which were similar figures that preceded the business leaders) seeking the recognition of their alleged employee status. In most of these cases, Natura Cosméticos obtained judgments confirming that the business leader sales consultants and/or consultants’ advisers do not have an employment relationship with the company.

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

Natura has seven distribution centers in Brazil in the cities of São Paulo (state of São Paulo), Matias Barbosa (state of Minas Gerais), Uberlândia (state of Minas Gerais), Murici (state of Alagoas), Canoas (state of Rio Grande do Sul), Simões Filho (state of Bahia), Castanhal (state of Pará) and one warehouse (hub) in Itupeva (state of São Paulo). In addition, it also has ten distribution centers and one warehouse (hub) in other Latin America Countries (Argentina, Chile, Colombia, Ecuador, Peru, Guatemala, Dominican Republic and Mexico). In 2012, to ensure the evolution of our business and expansion of our logistics network, we opened a new distribution center in São Paulo with an expanded capacity to drive growth and reduce product delivery times. The São Paulo distribution center was built under a build–to-suit lease agreement, and it includes high-technology equipment and an administrative unit.

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

In addition to our facilities in Brazil, we also own or rent facilities outside of Brazil to support our international operations under the Natura brand. As of December 31, 2023, Natura had 5 distribution centers located in Argentina, Chile, Peru, Colombia and Mexico.

Since January 2017, Avon’s principal executive offices are located in Northampton, UK, with a further executive office in London, UK. All the floors of its previous principal executive office location at 777 Third Avenue, New York, New York have been subleased. In addition, other principal properties include:

  three manufacturing facilities, 10 distribution centers and one administrative office in Avon International; and
  three manufacturing facility and three distribution centers in Avon Latin America.

Production Capacity and Expansion Potential

Natura Cosméticos’ facility in Cajamar was designed to facilitate its expansion as operations grow, creating greater economies of scale in the physical plant. Natura Cosméticos’ Ecoparque facility was designed to be an industrial park with a strong sustainability concept, based on concepts of sustainable chains, fostering symbiosis between the different companies that operate in this industrial area, in addition to contributing to the development of local communities, involving approximately 11,700 families that supply biodiversity ingredients, of which 86% live in the Amazon region. In the year ended December 31, 2023, 451 million units were produced in Cajamar, compared to 434 million in 2022 and 469 million in 2021. Ecoparque produced 123 million packs in 2023 (or approximately 615 million soap bars), compared to 114 million in 2022 and 106 million in 2021.

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5.  Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021 and the related notes thereto, and with the financial information presented under the section entitled “Item 3. Key Information—A. Selected Financial Data” included elsewhere in this annual report. The preparation of the consolidated financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods presented and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated as a result of various factors that affect our business, including, among others, those mentioned in the sections “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors,” and other factors discussed elsewhere in this annual report. Our consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021, prepared in accordance with the IFRS Accounting Standards as issued by the IASB and the report of our independent registered public accounting firm are included in “Item 18. Financial Statements.”

A.    Operating Results

Presentation of the Consolidated Financial Statements

The discussion in this section is based on our audited consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, and the related notes thereto, which are included in this annual report, as prepared under the IFRS Accounting Standards as issued by the IASB. See also “Presentation of Financial and Other Information—Consolidated Financial Statements.”

Segment Information

As a result of the acquisition of Avon and the disposals of Aesop and The Body Shop as described under “Presentation of Financial and Other Information—Consolidated Financial Statements—The Transaction,” we manage our operations based on the following two reportable segments:

  Natura &Co LATAM: This segment includes all operations under our Natura, Avon, Aesop and The Body Shop brands located in Brazil and Latin America, which account for a significant portion of our operating revenues; and
  Avon International: Starting in January 2020, following our acquisition of Avon, this segment includes all operations under our Avon brand, except those located in Brazil and Latin America, and has sales operations in approximately 35 countries and territories, and distribution in 18 other countries and territories, as of December 31, 2023.

Discontinued Operations

On August 30, 2023, we concluded the sale of Natura Brazil Pty Ltd., the holding company of Aesop, to L’Oréal for a total amount of U.S.$2.554 billion (or R$12.429 billion based on the real/U.S. dollar exchange rate as of August 30, 2023), after obtaining all regulatory approvals.

On December 29, 2023, we concluded the sale of Natura (Brasil) International B.V., the holding company of The Body Shop, to Aurelius Investment Advisory Limited for a total purchase price of £207 million, including deferred and contingent consideration (in the form of an earn-out) of £90 million (or R$829.4 million based on the real/U.S. dollar exchange rate as of December 31, 2023). The Body Shop has since entered administration in the United Kingdom and certain of The Body Shop’s subsidiaries in other jurisdictions also entered into insolvency proceedings. See also “Item 4. Information on the Company—A. History and Development of the Company—History—Recent Developments—Administration of The Body Shop.”

As a result of the disposals of Aesop and The Body Shop, the Aesop and The Body Shop balances are no longer disclosed in our consolidated balance sheet since September 1, 2023 and December 31, 2023, respectively. The results originating from the applicable segments were classified as discontinued operations in our consolidated income statement for the year ended December 31, 2023, 2022 and 2021.

In addition, as a result of the sales of Aesop and The Body Shop, our results of operations for the year ended December 31, 2023 are not directly comparable to our results of operations for the years ended December 31, 2022 and 2021, which may make it difficult for you to evaluate our business, financial condition, results of operations and prospects.

Please refer to notes 24 and 35, “Information on Segments” and “Discontinued Operations,” respectively, to our audited consolidated financial statements included elsewhere in this annual report for more information.

Principal Factors Affecting Our Results of Operations

Macroeconomic Environment

Our results of operations are dependent, to a large extent, on the level of demand for our products in the countries in which we operate. Demand for our products in those countries is affected by the performance of their respective economies in terms of GDP, as well as prevailing levels of employment, inflation and interest rates. Our results are particularly affected by the economic environment in Latin America and Europe, particularly in Brazil. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate.”

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

	For the Year Ended December 31,
	2023	2022	2021
Real growth (contraction) in gross domestic product	2.9%	2.9%	4.6%
Inflation (IGP-M)(1)	(3.2)%	5.5%	17.8%
Inflation (IPCA)(2)	4.6%	5.8%	10.1%
Long-term interest rates—TJLP (average)(3)	6.5%	6.8%	4.8%
CDI interest rate (4)	13.0%	12.4%	4.5%
Period-end exchange rate—reais per U.S.$1.00	R$ 4.8413	R$ 5.218	R$ 5.581
Average exchange rate—reais per U.S.$1.00(5)	R$ 5.21	R$ 5.165	R$ 5.395
Appreciation (depreciation) of the real against the U.S.$ in the period(6)	(7.2)%	6.5%	(7.4)%
Unemployment rate(7)	7.8%	7.9%	11.6%

Source: FGV, IBGE, Central Bank and B3.

(1)Inflation (IGP-M) is the general market price index measured by the FGV.

(2)Inflation (IPCA) is a broad consumer price index measured by the IBGE.

(3)The long-term interest rate (Taxa de Juros de Longo Prazo), or “TJLP,” is the Brazilian long-term interest rate (average of monthly rates for the period).

(4)The overnight interbank deposit rate (Certificado de Depósito Interbancário), or “CDI,” interest rate is an average of interbank overnight rates in Brazil, average during the corresponding period.

(5)Average of the exchange rate on each business day of the year.

(6)Comparing the U.S.$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.

(7)Average unemployment rate for year as measured by the IBGE.

As a result of inflationary pressures in 2021 and 2022 (due to supply chain disruptions, climate events that had an impact on energy prices and instability in the oil and gas markets), the Brazilian Central Bank started to gradually increase SELIC in May 2021. In the third quarter of 2023, the Brazilian Central Bank reversed this trend, decreasing Brazil’s official interest rate to 13.25% on August 3, 2023, to 12.75% on September 21, 2023 and to 12.25% on November 3, 2023. As a result, the SELIC rate reached 9.25% as of December 31, 2021, 13.75% as of December 31, 2022, 11.75% as of December 31, 2023 and 10.75% as of the date of this annual report.

We are not able to fully estimate the impact of global and Brazilian political and macroeconomic developments on our business. Furthermore, uncertainty over whether the Brazilian government will implement reforms may have an adverse effect on our business, results of operations and financial condition.

Any deterioration in the rate of economic growth, changes in interest rates, the unemployment rate or price levels generally in Brazil or in the other countries in which we operate may limit the availability of credit, income and purchasing power of our customers, thereby adversely affecting demand for our products.

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

Foreign Exchange

We operate globally, with manufacturing and distribution facilities in various countries around the world. The increase or decrease in value of the real against the U.S. dollar and the euro affected and will continue to affect the results of our operations, particularly with regards to: (1) the changes in raw material costs and imported goods or those linked to U.S. dollars; (2) our loans in foreign currency; (3) Natura’s costs of products sold in reais to our companies operating in Argentina, Chile, Peru, Mexico and Colombia; and (4)  our operations around the world through Avon for which we had net underlying foreign currency exchange rate exposures through the Argentine peso, real, British pound, Chilean peso, Colombian peso, the euro, Mexican peso, Peruvian new sol, Philippine peso, Polish zloty, Romanian leu, Russian ruble, South African rand, Turkish lira and Ukrainian hryvnia. Certain of our receivables and financial obligations assumed are denominated in foreign currencies.

We and our subsidiaries are exposed to the foreign exchange rate risk resulting from financial instruments in currencies other than their functional currencies, as well as operating cash flows in foreign currencies. To reduce this exposure, policies were implemented to hedge against foreign exchange risk. These policies set maximum exposure levels regarding these risks and also determine that we and our subsidiaries cannot enter into derivative and any other financial instruments for trading or speculative purposes.

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

Interest Rates

Interest rate risk arises from financial investments and short- and long-term loans and financing. Financial instruments issued at floating rates expose us to cash flow risks associated with the interest rate. Financial instruments issued at pre-fixed rates expose us to fair value risks associated with the interest rate. Our cash flow risk associated with the interest rate arises from investments and short- and long-term loans and financing issued at floating rates. We adopt the policy of maintaining our rates of exposure to asset and liability interest rates pegged to floating rates. Short-term investments are adjusted by the CDI rate whereas borrowings and financing are adjusted based on the TJLP, CDI and fixed rates (e.g., SOFR for U.S. dollars), according to the contracts made with the related financial institutions, and trading securities with investors in this market. In the case of debts issued with interest rates linked to price indices or other market indicators other than floating rates, Natura &Co uses derivative instruments to hedge against such exposures.

Other Factors

In addition, our results of operations have been influenced and will continue to be influenced by the following key factors:

  the growth rate of GDP in the countries in which we operate, which can impact the demand for our products and, consequently, our distributed volumes and sales;
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

Operating Results

The following discussion of our results of operations is based on the financial information derived from Natura &Co Holding’s audited consolidated financial statements prepared in accordance with the IFRS Accounting Standards as issued by the IASB. In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, as applicable, except otherwise indicated.

Unless otherwise indicated, in the discussion that follows, references to 2023, 2022 and 2021 are to the years ended December 31, 2023, 2022 and 2021, respectively.

Overview

The following table shows our key consolidated financial information for the periods indicated.

	As of and for the Year Ended December 31,
	2023	2022	2021
	(in millions of R$, except number of shares and per share amounts)
Shareholders’ equity	23,120.5	22,351.2	28,566.7
Total assets	42,747.0	54,685.4	60,448.5
Net revenue from continuing operations	26,737.3	29,223.7	31,742.7
Net income (loss) for the year	2,974.5	(2,858.6)	1,040.7
Number of shares (excluding treasury stock)	1,386,848,066	1,383,206,405	1,374,685,197
Market value per share (R$/unit) (1)	R$ 16.89	R$ 11.61	R$ 25.43

(1)Market value per share is disclosed based on the share price on the B3.

In 2023, 76.5% (75% and 71% in 2022 and 2021, respectively) of our net revenue derived from Natura &Co LATAM segment, primarily from the sale of products to our consultants. The increase in Natura &Co LATAM’s total net revenue as a proportion of our overall net revenue is mainly driven by the growth in Brazil, while Avon International had a challenging 2023, with a net revenue decrease of 12.6%. The number of our consultants and their productivity are the main drivers of our gross operating revenue.

We recorded a net income of R$2,974.5 million in 2023, compared to a net loss of R$2,858.6 million in 2022. The main factors affecting our net income in 2023 were the impacts from the sale of the former subsidiaries Aesop and The Body Shop, with an impact of R$ 6,296.4 million on our 2023 net income.

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

Results for 2023 Compared to 2022

The following table sets forth our consolidated financial information for 2023 and 2022.

	For the Year endedDecember 31,
	2023	2022	Variation
	(in millions of R$)
Net revenue from continuing operations	26,737.3	29,223.7	(8.5%)
Cost of sales	(9,675.4)	(11,770.8)	(17.8%)
Gross profit	17,061.9	17,452.9	(2.2%)
Operating income (expenses)
Selling, marketing and logistics expenses	(11,015.9)	(11,558.9)	(4.7%)
Administrative, R&D, IT and project expenses	(4,225.0)	(5,023.6)	(15.9%)
Impairment losses on trade receivables	(605.9)	(604.8)	0.2%
Other operating income (expenses), net	(1,369.9)	(649.1)	111.0%
	(17,216.7)	(17,836.5)	(3.5%)
Operating (Loss) Income Before Financial Result	(154.8)	(383.5)	(59.6%)
Financial results	(2,513.5)	(1,785.0)	40.8%
Net (loss) income before income tax and social contribution	(2,668.3)	(2,168.5)	23.0%
Income tax and social contribution	86.4	(92.4)	(193.6%)
Net (loss) income from continuing operations	(2,581.9)	(2,260.9)	14.2%
Net income (loss) from discontinued operations(1)(2)	5,556.5	(597.7)	(1,029.6%)
Net income (loss) for the year	2,974.6	(2,858.6)	(204.1%)

n.m. = not meaningful.

(1)On December 17, 2015, Avon signed contracts that resulted in the separation of operations in the United States, Canada and Puerto Rico from New Avon. These transactions were closed on March 1, 2016. As of December 31, 2023 and 2022, contingent liabilities prior to this transaction and related to operations in the United States, Canada, and Puerto Rico are treated as discontinued operations.

(2)Includes the results of Aesop until August 30, 2023 and the results of The Body Shop until December, 2023. It also includes the results from the sale of the subsidiaries Aesop and The Body Shop as of December, 2023.

Net Revenue

	For the Year Ended December 31,
	2023	2022	Variation
	(in millions of R$)
Operating segments
Natura &Co LATAM	20,440.8	22,027.4	(7.2%)
Avon International	6,286.8	7,196.0	(12.6%)
Other	9.7	0.3	3,133.3%
Net revenue	26,737.3	29,223.7	(8.5%)

n.m. = not meaningful.

Our consolidated net revenue decreased by 8.5%, to R$26,737.3 million in 2023, from R$29,223.7 million in 2022, mainly due to the appreciation of the real in 2023 compared to 2022, devaluation of the Argentinean peso during 2023 and decreases in net revenue at Avon International.

The following is a discussion of our main segments:

  Natura &Co LATAM. Net revenue decreased by 7.2%, to R$20,440.8 million in 2023, from R$22,027.7 million in 2022, primarily due to a decrease in revenue in the Home and Style category, a decrease in revenue in from sales of Avon-branded products and the appreciation of the Brazilian real compared to other currencies in the period, partially offset by the growth of the Natura brand in Brazil and Hispanic Latin America.
  Avon International. Net revenue reached R$6,286.8 million in 2023, or 23.5% of our total consolidated revenue, which represents a decrease of 12.6% compared to R$7,196.0 million of net revenue in 2022 (when it amounted to 24.6% of our total consolidated net revenue). Avon International’s net revenue decreased mainly due to a challenging macroeconomic environment in some of its main markets, portfolio adjustments in the Home and Style category and the appreciation of the Brazilian real compared to other currencies in the period.

Cost of Sales

The following tables show the components of our cost of sales for the periods indicated:

	For the Year Ended December 31,		Variation
	2023	2022
	(in millions of R$)
Raw material for products and packages(1) and resale products(2)	8,541.5	10,588.0	(19.3%)
Personnel expenses	516.0	565.4	(9.7%)
Depreciation and amortization	170.3	168.7	0.9%
Other costs(3)	447.7	448.7	(0.2%)
Cost of sales	9,675.5	11,770.8	(17.8%)

(1)Particularly plastic, glass, graphics and fragrance bottles.

(2)Products manufactured by third parties, including soaps, hair products and others.

(3)“Other costs” include electricity, water, gas, computer services and others.

	For the Year Ended December 31,		Variation
	2023	2022
	(in millions of R$)
Operating segments
Natura &Co LATAM	7,395.3	8,880.2	(16.7%)
Avon International	2,287.3	2,890.6	(20.9%)
Other	(7.1)	—	—
Cost of sales	9,675.5	11,770.8	(17.8%)

In 2023, our cost of sales decreased by 17.8%, to R$9,675.5 million, from R$11,770.8 million in 2022, mainly due to decrease in sales (in reais) within all brands. Cost of sales decreased by 4.1% compared to net revenue, representing 36.2% of net revenue in 2023 compared to 40.3% in 2022, mainly driven by our pricing levels and our products sales mix, the effect of which more than offset inflationary pressures and the effect of exchange rates.

With respect to our main reporting segments:

  Natura &Co LATAM: In 2023, Natura &Co LATAM accounted for 76.4% of our total cost of sales. Cost of sales decreased by 16.7%, amounting to R$7,395.3 million in 2023, compared to R$8,880.2 million in 2022. Cost of sales represented 36.2% of the net revenue of the segment in 2023, from 40.3% in 2022, with the decrease being primarily due to the segment’s products sales mix and portfolio optimization.
  Avon International: In 2023, Avon International accounted for 23.6% of our total cost of sales, amounting to R$2,287.3 million and 36.4% of its net revenue. In 2022, Avon International’s cost of sales amounted to R$2,890.6 million, accounting for 40.2% of its net revenue for the year, with the decrease being primarily due to the segment’s products sales mix and portfolio optimization.

Gross Profit

As a result of the foregoing, consolidated gross profit decreased by 2.2%, amounting to R$17,061.8 million in 2023, from R$17,452.9 million in 2022. Our consolidated gross margin, which we calculate as gross profit divided by net revenue, expressed as a percentage, reached 63.8% in 2023, compared to 59.7% in 2022. Our gross margin increased mainly due to an increase in profitability caused by price increases and a favorable mix of products sold, the latter driven mainly by portfolio optimization.

Operating Expenses

Consolidated operating expenses decreased by 3.5%, amounting to R$17,216.7 million in 2023, representing 64% of consolidated net revenue compared to R$17,836.5 million in 2022, when they represented 61% of net revenue, primarily due to the factors listed below.

Selling, Marketing and Logistics Expenses

Consolidated selling, marketing and logistics expenses decreased by 4.7% to a cost of R$11,015.9 million in 2023, compared to a cost of R$11,558.9 million in 2022. This decrease is lower than our net revenue decrease by 4.1%, and is primarily due to planned marketing investments during the year. Selling, marketing and logistics expenses accounted for 41.2% of our net revenue in 2023, compared to 39.6% in 2022

Administrative, R&D, IT and Project Expenses

Administrative, research and development, technology and other project expenses decreased by 15.9% to R$4,255.0 million in 2023 from R$5,023.6 million in 2022. The decrease was mainly due to (i) foreign exchange rate impact from all business units during 2023, and (ii) lower level of corporate expenses, benefiting from the initiatives implemented by management, and (iii) cost reductions at Natura &Co LATAM and Avon International.

Other Operating Income (Expenses), Net

Other operating expenses increased to R$1,369.9 million in 2023, from R$649.1 million in 2022. This change was primarily driven by a R$663 million non-cash impairment (related mainly to goodwill of Avon International).

Net Financial Result

Net financial expenses amounted to R$2,513.5 million in 2023, compared to R$1,785.0 million in 2022, primarily due to (i) higher losses with financial derivatives and (ii) losses with exchange rate variation, mainly due to the devaluation of the Argentinean peso.

Income Tax and Social Contribution Expenses

Income tax and social contribution income increased to R$86.4 million in 2023, from expenses of R$92.4 million in 2022. This decrease of income tax and social contribution expenses was primarily due to higher government investment subsidies received in Brazil during 2023 compared to 2022.

Net (Loss) Income for the Period

For the reasons described above, we had a net income of R$2,974.5 million (equivalent to 11.1% of net revenue) in 2023, compared to a net loss of R$2,858.6 million (equivalent to 9.8% of net revenue) in 2022.

Results for 2022 Compared to 2021

The following table sets forth our consolidated financial information for 2022 and 2021.

	For the Year Ended December 31,
	2022	2021	Variation
	(in millions of R$)
Net revenue from continuing operations	29,223.7	31,742.7	(7.9%)
Cost of sales	(11,770.8)	(12,531.3)	(6.1%)
Gross profit	17,452.9	19,211.4	(9.2%)
Operating income (expenses)
Selling, marketing and logistics expenses	(11,558.9)	(12,386.2)	(6.7%)
Administrative, R&D, IT and project expenses	(5,023.6)	(5,217.6)	(3.7%)
Impairment losses on trade receivables	(604.8)	(839.4)	(27.9%)
Other operating income (expenses), net	(649.2)	(207.4)	213.0%
	(17,836.5)	(18,650.6)	(4.4%)
Operating (Loss) Income Before Financial Result	(383.6)	560.8	(168.4%)
Financial results	(1,785.0)	(908.0)	96.6%
Net (loss) income before income tax and social contribution	(2,168.6)	(347.2)	524.4%
Income tax and social contribution	(92.4)	1,297.2	(107.1%)
Net (loss) income from continuing operations	(2,261.0)	950.0	(338.0%)
Net (loss) income from discontinued operations(1)(2)	(597.6)	90.7	(759.0%)
Net (loss) income for the year	(2,858.6)	1,040.7	(374.7%)

n.m. = not meaningful.

(1)   On December 17, 2015, Avon signed contracts that resulted in the separation of operations in the United States, Canada and Puerto Rico from New Avon. These transactions were closed on March 1, 2016. As of December 31, 2023 and 2022, contingent liabilities prior to this transaction and related to operations in the United States, Canada, and Puerto Rico are treated as discontinued operations.

(2)   Includes the results of Aesop and The Body Shop for the years ended on December 31, 2022 and 2021.

Net Revenue

	For the Year Ended December 31,
	2022	2021	Variation
	(in millions of R$)
Operating segments
Natura &Co LATAM	22,027.4	22,413.4	(1.7%)
Avon International	7,196.0	9,329.3	(22.9%)
Other	0.3	-	100.0%
Net revenue	29,223.7	31,742.7	(7.9%)

n.m. = not meaningful.

Our consolidated net revenue decreased by 7.9%, to R$29,223.7 million in 2022, from R$31,742.7 million in 2021, mainly due to the appreciation of the real in 2022 compared to 2021.

The following is a discussion of our main segments:

  Natura &Co LATAM. Net revenue decreased by 1.7%, to R$22,027.7 million in 2022, from R$22,413.4 million in 2021, primarily due to the impact of foreign exchange and in particular the appreciation of the real in 2022 compared to 2021, which offset a 6.3% increase in the net revenue of the Natura brand in local currency terms in 2022 compared to 2021, driven by strong growth mainly in Brazil.
  Avon International. Net revenue reached R$7,196.0 million in 2022, or 24.6% of our total consolidated revenue, which represents a decrease of 22.9% compared to R$9,329.3 million of net revenue in 2021 (when it amounted to 29.4% of our total consolidated net revenue). Avon International’s net revenue decreased mainly due to (i) the challenging macroeconomic environment, including the deterioration in the global macroeconomic environment as a result of the war between Russia and Ukraine, and (ii) an increase in the average exchange rate for U.S.$ into reais of 6.5% in 2022. In its functional currency (U.S.$), Avon International’s revenue decreased by 9.9% in 2022, mainly driven by the challenging macroeconomic conditions referred to above.
99

Cost of Sales

The following tables show the components of our cost of sales for the periods indicated:

	For the Year Ended December 31,		Variation
	2022	2021
	(in millions of R$)
Raw material for products and packages(1) and resale products(2)	10,588.0	10,703.6	(7.5%)
Personnel expenses	565.4	554.9	1.9%
Depreciation and amortization	168.7	246.2	(31.5%)
Other costs(3)	448.7	1,026.6	57.3%
Cost of sales	11,770.8	12,531.3	(6.1%)

(1)   Particularly plastic, glass, graphics and fragrance bottles.

(2)   Products manufactured by third parties, including soaps, hair products and others.

(3)   “Other costs” include electricity, water, gas, computer services and others.

	For the Year Ended December 31,		Variation
	2022	2021
	(in millions of R$)
Operating segments
Natura &Co LATAM	8,880.2	8,833.1	0.5%
Avon International	2,890.6	3,698.2	(21.8%)
Cost of sales	11,770.8	12,531.3	(6.1%)

In 2022, our cost of sales decreased by 6.1%, to R$11,770.8 million, from R$12,531.3 million in 2021, mainly due to decrease in sales (in reais) within all brands. Cost of sales increased by 0.8% compared to net revenue, representing 40.3% of net revenue in 2022 compared to 39.5% in 2021, primarily due to rising energy prices and overall inflation (especially on wages).

With respect to our main reporting segments:

  Natura &Co LATAM: In 2022, Natura &Co LATAM accounted for 75.4% of our total cost of sales. Cost of sales increased by 0.5%, amounting to R$8,880.2 million in 2022, compared to R$8,833.1 million in 2021. Cost represented 40.3% of the net revenue of the segment in 2022, from 39.5% in 2021. This increase in cost of sales as a proportion of net revenue is mainly due to the impact of inflation and rising energy prices in 2022.
  Avon International: In 2022, Avon International accounted for 24.6% of our total cost of sales, amounting to R$2,890.6 million and 40.2% of its net revenue. In 2021, Avon International’s cost of sales amounted to R$3,698.2 million, accounting for 39.6% of its net revenue for the year. This increase in cost of sales compared to their net revenue is mainly due to the impact of inflation throughout 2022, as inflationary pressures were not fully passed on to customers through pricing increases during that year.

Gross Profit

As a result of the foregoing, consolidated gross profit decreased by 9.2%, amounting to R$17,452.9 million in 2022, from R$19,211.4 million in 2021. Our consolidated gross margin, which we calculate as gross profit divided by net revenue, expressed as a percentage, reached 59.7% in 2022, compared to 60.5% in 2021. Our gross margin decreased mainly due to inflationary pressures across all business units during 2022, due to rising energy prices and overall inflation (especially on wages), partially offset by some price increases passed to consumers during the period.

Operating Expenses

Consolidated operating expenses decreased by 4.4%, amounting to R$17,836.5 million in 2022, representing 61.0% of consolidated net revenue compared to R$18,650.6 million in 2021, when they represented 58.8% of net revenue, primarily due to the factors listed below.

Selling, Marketing and Logistics Expenses

Consolidated selling, marketing and logistics expenses decreased by 6.7% to a cost of R$11,558.9 million in 2022, compared to a cost of R$12,386.2 million in 2021. This decrease is aligned with our net revenue decrease by 7.9%, and is primarily due to lower level of commissions and the implementation of strict cost control measures. Selling, marketing and logistics expenses remained stable and accounted for 42.8% of our net revenue in 2022, compared to 42.1% in 2021. This stability is a result of effective cost management throughout all business units during 2022.

Administrative, R&D, IT and Project Expenses

Administrative, research and development, technology and other project expenses decreased by 3.7% to R$5,023.6 million in 2022 from R$5,217.6 million in 2021. The decrease was mainly due to (i) foreign exchange rate impact from all business units during 2022, and (ii) lower level of corporate expenses, benefiting from the initiatives implemented by management. These were offset by inflationary pressures across all business units and, to some extent, reduced sales.

Other Operating Income (Expenses), Net

Other operating expenses increased to R$649.2 million in 2022, from R$207.4 million in 2021. This change was primarily driven by a R$383 million non-cash impairment (related mainly to goodwill of Avon International).

Net Financial Result

Net financial expenses amounted to R$1,785.0 million in 2022, compared to R$908.0 million in 2021, primarily due to an increase in financial expenses as a result of an increase in gross debt and interest rates in 2022 compared to 2021.

Income Tax and Social Contribution Expenses

Income tax and social contribution expenses increased to R$92.4 million in 2022, from a gain of R$1,297.2 million in 2021. This increase of income tax and social contribution expenses was primarily due to tax benefits identified mainly in our Avon entities in Luxembourg in 2021, and to the impacts of deferred amount over tax losses at Avon as well as amortization of deferred income tax liability on appreciation of assets and liabilities as a result of the purchase price allocation in connection with the acquisition of Avon.

Net (Loss) Income for the Period

For the reasons described above, we had a net loss of R$2,858.6 million (equivalent to 9.8% of net revenue) in 2022, compared to a net income of R$1,040.7 million (equivalent to 3.3% of net revenue) in 2021.

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
102

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

In addition on August 30, 2023 and December 29, 2023, we concluded the sales of Natura Brazil Pty Ltd., the holding company of Aesop, Natura (Brasil) International B.V., the holding company of The Body Shop, respectively. See “Presentation of Financial and Other Information—Consolidated Financial Statements—Sale of Aesop and The Body Shop.”

Cash Flows

In the discussion that follows, references to 2023, 2022 and 2021 are to the fiscal years ended December 31, 2023, 2022 and 2021, respectively.

The following table shows our consolidated cash flows for the periods indicated:

	For the Year Ended December 31,			Variation
	2023(1)	2022	2021	2023/2022	2022/2021
	(in millions of R$, except percentages)
Net cash flows provided by (used in) operating activities	(2,347.7)	671.5	(114.2)	(449.6%)	(688.2%)
Net cash flows (used in) provided by investing activities	9,953.6	(771.8)	(652.0)	(1,389.7%)	(18.4%)
Net cash flows provided by (used in) financing activities	(7,761.8)	598.5	(1,245.2)	(1,396.9%)	(148.1%)
Increase/(decrease) in cash and cash equivalents(2)	(444.8)	188.5	(1,814.4)	(336.0%)	(110.4%)
Cash and cash equivalents at the beginning of the period	4,195.7	4,007.3	5,821.7	4.7%	(31.2%)
Cash and cash equivalents at the end of the period	3,750.9	4,195.7	4,007.3	(10.6%)	4.7%

(1)   Includes the results of Aesop until August 30, 2023 and the results of The Body Shop until December 31, 2023.

(2)   Includes the effect of exchange variation on cash and cash equivalents, as presented in the statement of cash flows.

In 2023, consolidated cash and cash equivalents amounted to R$3,750.9 million, compared to R$4,195.7 million in 2022 and R$4,007.3 million in 2021.

Net Cash Provided by (Used in) Operating Activities

Net cash used in operating activities amounted to R$2,347.7 million in 2023 compared to net cash provided by operating activities of R$671.5 million in 2022. Operating cash flow was mainly impacted by the settlement of derivatives related to the exercise of liability management (in an amount of R$1.5 billion), recording of goodwill impairment of the Avon brand (in an amount of R$663.9 million) and a greater working capital consumption in 2023 than in 2022.

Net cash provided by operating activities amounted to R$671.5 million in 2022 compared to net cash used in operating activities of R$114.2 million in 2021. The variation is mainly related to improvements in our working capital, primarily due to (i) continued inventory optimization (especially finished goods), (ii) lower advances to suppliers, and (iii) improvements in income tax and social contribution. These were partially offset by an increase in receivables as a result of sales growth in Natura &Co LATAM.

Net Cash (Used in) Provided by Investing Activities

Net cash provided by investing activities amounted to R$9,953.6 million in 2023, compared to cash used in investing activities of R$771.8 million in 2022. This variation was primarily due to the proceeds from the sale of the former subsidiary Aesop, in the approximate value of R$12.3 billion.

Net cash used in investing activities amounted to R$771.8 million in 2022, compared to cash used in investing activities of R$652.0 million in 2022. This variation was primarily due to higher short-term financial investments, which was offset by a lower level of capital expenditure.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities amounted to R$7,761.8 million in 2023, compared to cash provided by financing activities of R$598.5 million in 2022. This variation is primarily associated with the lower volume of loans and financings raised in 2023 compared to 2022, as well as with the reduction in our indebtedness starting in the third quarter of 2023.

Net cash provided by financing activities amounted to R$598.5 million in 2022, compared to cash used in financing activities of R$1,245.2 million in 2021. This variation is primarily due to a higher cash inflow from new borrowings and financing, offset by a lower cash inflow from derivatives settlement.

Capital Structure

The following table shows our sources of capital as of the dates indicated:

	As of December 31,
	2023	2022	2021
	(in millions of R$, except percentages)
Shareholders’ equity	23,120.5	22,351.2	28,566.7
Current and noncurrent borrowings, financing and debentures, including lease liabilities	7,262.0	16,863.0	16,264.7
Total source of capital	30,382.5	39,214.2	44,831.4
Shareholders’ equity as a percentage of total source of capital(1)	76.1%	57.0%	63.7%
Current and noncurrent borrowings, financing and debentures, including lease liabilities as a percentage of total source of capital(2)	23.9%	43.0%	36.3%

(1)   Shareholders’ equity divided by the total source of capital.

(2)   Current and noncurrent borrowings, financing and debentures, including lease liabilities, divided by total source of capital.

Shareholders’ Equity

As of December 31, 2023, our shareholders’ equity amounted to R$23,120.5 million, an increase of R$769.3 million compared to R$22,351.2 million as of December 31, 2022, primarily due to the net income generated during 2023.

As of December 31, 2022, our shareholders’ equity amounted to R$22,351.2 million, a decrease of R$6,215.5 million compared to R$28,566.7 million as of December 31, 2021, primarily due to the losses generated during 2022 and foreign currency adjustments.

Current and Noncurrent Borrowings, Financing and Debentures, Including Lease Liabilities

As of December 31, 2023, current and noncurrent borrowings, financing and debentures, including lease liabilities, totaled R$7,262.0 million, presenting a decrease of R$9,601.0 million compared to R$16,863.0 million as of December 31, 2022, mainly due to the debt rebalancing process initiated in the third quarter of 2023, consisting of: (i) a tender offer for the 6.950% notes due 2043 issued by Avon for an amount of R$1,156.7 million, resulting in the repurchase of 89.87% of the aggregate principal amount outstanding of such notes; and (ii) a tender offer for up to U.S.$550.0 million aggregate principal amount of the outstanding U.S.$1.0 billion aggregate principal amount of 4.125% sustainability-linked notes due 2028 of Natura &Co Luxembourg and up to U.S.$330.0 million aggregate principal amount of the outstanding U.S.$600.0 million aggregate principal amount of 6.000% senior notes due 2029, for a total of R$4,142.9 million. Other amortizations carried out during the year also include the payment of working capital debt amounts at Natura &Co Luxembourg in the total amount of R$2,402.8 million.

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

Cash and Cash Equivalents and Short-Term Investments

As of December 31, 2023, our cash and cash equivalents and short-term investments amounted to R$7,775.0 million, an increase of R$1,778.8 million compared to R$5,996.2 million as of December 31, 2022.

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

As of December 31, 2023, current and noncurrent borrowings, financing, debentures and bond issuances, including lease liabilities, totaled R$7,262.0 million, of which R$462.4 million was current and R$6,799.6 million was noncurrent. As of December 31, 2022, current and noncurrent borrowings, financing, debentures and bond issuances, including lease liabilities, totaled R$16,863.0 million, of which R$1,209.6 million was current and R$15,653.4 million was noncurrent. As of December 31, 2021, current and noncurrent borrowings, financing, debentures and bond issuances, including lease liabilities, totaled R$16,264.7 million, of which R$1,950.6 million was current and R$14,314.1 million was noncurrent.

The table below shows the details of our debt instruments, expressed in millions of reais, as of the dates indicated:

	As of December 31,			Currency	Maturity	Interest	Security/ Guarantee
	2023	2022	2021
Local Currency
FINEP (Financing Agency for Studies and Projects)	3.5	17.0	44.2	Real	June 2023	Interest of 3.5% per year.	Bank-issued guarantee letter.
Debentures	1,962.2	1,913.2	1,922.7	Real	July 2027 up to September 2032	Interest of CDI+1.65%, CDI+0.8%, CDI+1.34% e CDI+1.60%	None
Commercial notes	517.5	519.0	—	Real	September 2025	CDI interest + 1.55% with bi-annual payments	Guarantee of Natura &Co Holding S.A.
Financial lease	1,150.4	3,270.7	3,547.9	Real	Various up to 2036	Interest of 9% per year + IPCA (3)	Fiduciary sale of assets object of lease contracts.
Working capital – The Body Shop	—	—	526.7	GBP	March 2021	Sonia plus 2.9% per year	Guarantee of Natura Cosméticos S.A. until 2021 and of Natura &Co Holding from January 2022 onwards
Working capital – Avon	1.8	113.7	164.5	Various	May 2022	Sonia plus 1.65% per year	None
Working capital – Lux	—	1,304.4	—	U.S. Dollar	November 2025	SOFR + 2.47% p.a. with biannual payments	Guarantee Natura &Co Holding and Natura Cosméticos
Notes – Avon	129.5	1,421.3	4,256.0	U.S. Dollar	March 2043	6.45% and 8.45% per year	None
Notes – Lux	3,497.1	3,130.7	—	U.S. Dollar	May 2028	Interest of 6.00% p.a. with biannual payments	Guarantee Natura &Co Holding and Natura Cosméticos

Total in local currency	7,262.0	11,690.0	10,462.0
Foreign Currency
Law No. 4,131	—	—	279.4	U.S. Dollar	May 2022	Sonia + interest 1.1% per year (5)	Guarantee of Natura Indústria.
Notes	—	5,173.0	5,523.3	U.S. Dollar	April 2029	Interest of 5.375% per year (5)	None
Total in foreign currency	—	5,173.0	5,802.7
Overall total	7,262.0	16,863.0	16,264.7
Current	462.4	1,132.0	1,950.6
Noncurrent	6,799.6	13,817.8	14,314.1
Debentures
Current	68.2	77.6	350.1
Noncurrent	1,852.7	1,835.6	1,572.6

(1)   Overnight interbank deposit rate (Certificado de Depósito Interbancário), or “CDI.”

(2)   Investment Support Program, or “PSI.”

(3)   Consumer Price Index Expanded (Índice de Preços ao Consumidor Amplo), or “IPCA.”

(4)   TIIE – (Tasa de Interés Interbancaria de Equilibrio) Interbank Equilibrium Interest Rate from Mexico.

(5)   Loans and financing for which swap contracts (CDI) were entered into. These loans and financing are not being shown net of their derivatives.

The following table shows the maturities of our current and non-current consolidated debt, including lease liabilities, as of December 31, 2023:

	Borrowings, Financing and Debentures as of December 31, 2023	Leases as of December 31, 2023	Total as of December 31, 2023
		(in millions of R$)
Maturity of loans and financing, including lease liabilities:
2024	163.8	298.6	462.4
2025	101.6	388.0	489.6
2026	—	183.3	183.3
2027 and thereafter	5,846.2	280.5	6,126.7
Total	6,110.8	1,150.4	7,262.0

Main Financing Agreements

Our principal financing agreements as of December 31, 2023 are described below:

Debentures

As of December 31, 2023, the outstanding balance on these debentures was R$1,962.2 million.

On July 22, 2019, Natura Cosméticos carried out its tenth issuance of non-convertible unsecured debentures in the aggregate amount of R$1,576.5 million. A total of 157,645 registered, book-entry, non-convertible and unsecured debentures were issued in four series, without the issue of provisory or final certificates, at a nominal unit value of R$10,000, of which 40,000 were in the first series, 9,570 in the second series, 68,623 in the third series, and 39,452 in the fourth series, all of which will mature on August 26, 2024, bearing interest at the cumulative variation of the average daily CDI rate plus 1% for the first series and the cumulative variation of the average CDI rate plus 1.15% for other series. On December 6, 2022, the Company carried out the total amortization of the four series of the tenth issuance of debentures in the amount of R$913.2 million. On December 6, 2022, Natura Cosméticos repaid in full the fourth series of the tenth issuance of debentures in the amount of R$913.2 million, which was originally due to mature in August 2024.

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

Commercial Notes

On September 19, 2022, Natura Cosméticos issued an aggregate principal amount of R$500 million notes due 2025, guaranteed by Natura &Co Holding. A total of 500,000 registered, book-entry, non-convertible and unsecured notes were issued in a single series at a nominal unit value of R$1,000. These notes accrue interest at the cumulative variation of the average daily CDI rate plus 1.55%. The proceeds of this offering were used to strengthen Natura Cosméticos’ cash position. As of December 31, 2023, a total aggregate amount of R$517.5 million was outstanding under the commercial notes.

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

Law No. 4,131

Natura Cosméticos entered into a transfer facility of funds raised abroad denominated in foreign currency via Law No. 4,131 with financial institutions due to favorable rates. The funds raised in this operation will be allocated to finance our working capital. On May 20, 2019, a total of U.S.$50 million was raised at Sonia plus 1.1% per year plus the exchange rate variation, with semiannual interest payments in May and November, maturing on May 20, 2022. As of December 31, 2023, there was no outstanding balance of these letters of credit.

Notes – Avon

Avon has issued the following series of notes:

Notes – Avon	Principal in Millions of U.S.$	Principal in Millions of R$	Annual Interest Rate	Maturity
8.95% Notes due 2043	216.1	1,205.9	8.45%	March 15, 2043

The effects of the purchase price allocation arising from the business combination, which on December 31, 2020 totaled R$449.7 million, were added to the notes issued by Avon.

On May 20, 2022, Avon redeemed the total outstanding amount under its Senior Notes due 2023 pursuant to the optional redemption provisions of the indenture governing the notes. In order to fund the redemption, Avon and its subsidiary Avon Cosmetics Limited entered into certain intercompany promissory notes with Natura &Co UK Holdings Plc, a subsidiary of Natura &Co Holding S.A. For more information the notes and other related party transactions.

On July 11, 2023, Avon launched an offer to purchase any and all of its notes due 2043, as well as a solicitation of consents to adopt certain amendments to the indenture governing the notes due 2043 and eliminate substantially all of the covenants and related provisions contained therein. On expiration of the tender offer and consent solicitation, a total of U.S.$194.2 million in aggregate principal amount of the Notes (or 89.87% of the aggregate principal amount outstanding of Notes as of the expiration date of August 7, 2023) had been validly tendered. On August 8, 2023, Avon entered into a supplemental indenture to effect these proposed amendments and, as a result, Avon is no longer required by the indenture governing the Notes to file voluntary reports and other information with the SEC. On August 9, 2023, filed a Form 15 with the SEC to terminate Avon’s obligation to voluntarily file reports with the SEC, which became effective 90 days after filing. Upon the filing of Form 15, Avon’s reporting obligations to the SEC were immediately suspended.

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

ESG Debt Securities, or “ESG Notes”

On May 4, 2021, Natura Cosméticos concluded the offering of its 4.125% sustainability-linked notes due in 2028 in the aggregate principal amount of U.S.$1,000 million, or the “ESG Notes,” with semiannual interest payments in May and November of each year until the maturity date. The ESG Notes are guaranteed by Natura &Co Holding S.A. and included two sustainability performance targets, to be met by year-end 2026: (i) reducing scopes 1, 2 and 3 of relative greenhouse gas emissions intensity by 13%; and (ii) reaching 25% of post-consumer recycled plastic in packaging. Under the terms of the notes, from and including November 3, 2027, the interest rate payable on the notes shall be increased by 65 basis points per annum unless the sustainability performance targets have been satisfied, as confirmed by an external verifier. 2019 is the baseline year for the sustainability performance targets. In connection with the offering of the ESG Notes, derivative financial instruments were contracted for foreign exchange hedging purposes. The indenture governing the ESG Notes allows us and our affiliates (as defined therein) at any time and from time to time purchase the ESG Notes in the open market or otherwise.

On August 28, 2023, Natura Cosméticos, Natura &Co, Natura &Co Luxembourg and the trustee of the ESG Notes entered into a first supplemental indenture, effecting the substitution of Natura Cosméticos for Natura &Co Luxembourg as the issuer under the ESG Notes, in accordance with the terms of the ESG Notes indenture. As a result of the substitution, Natura Cosméticos became an additional guarantor under the ESG Notes.

On September 25, 2023, Natura &Co Luxembourg announced a tender offer and consent solicitation for up to U.S.$550 million of the outstanding ESG Notes. Upon expiration of the tender offer and consent solicitation on October 5, 2023, an aggregate amount of U.S.$550 million of the ESG Notes were tendered and accepted for purchase by Natura &Co Luxembourg.

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

Working Capital – Natura &Co Luxembourg

On November 15, 2022, we, through our subsidiary Natura &Co Luxembourg, entered into a club loan in the principal amount of U.S.$250.0 million. The club loan has a 36-month term, subject to extensions. Natura Cosméticos and Natura &Co Holding provide an unconditional guaranty under this facility. The facility contains certain customary covenants, events of default, cross-default provisions and change of control provisions. As of December 31, 2023, there was no outstanding balance of these letters of credit.

Natura &Co Luxembourg Notes, or “Natura &Co Luxembourg Notes”

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

On September 25, 2023, Natura &Co Luxembourg conducted a tender offer and consent solicitation for up to U.S.$330 million of the outstanding Natura &Co Luxembourg Notes. Upon expiration of the tender offer and consent solicitation on October 5, 2023, an aggregate amount of U.S.$330 million of the Natura &Co Luxembourg Notes were tendered and accepted for purchase by Natura &Co Luxembourg.

Certain Covenants under Our Main Financing Agreements

ESG Notes Covenants and Natura &Co Luxembourg Notes

The indenture governing the 4.125% sustainability-linked notes due 2028 and the indenture governing the 6.000% senior notes due 2029 of Natura &Co Luxembourg contain certain customary covenants (including maintenance of office or agency, maintenance of corporate existence, maintenance of properties, limitations on liens, and purchase of notes on a change of control), customary events of default, cross-default provisions and change of control provisions. The indentures governing each of the ESG Notes and the Natura &Co Luxembourg Notes also allow Natura Cosméticos, Natura &Co Luxembourg or Natura &Co Holding S.A. (as applicable) or their respective affiliates, to at any time and from time to time purchase notes in the open market or otherwise.

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

Compliance with Covenants

As of December 31, 2023 and 2022, we were in compliance with the covenants of our financing agreements, including the financial covenants.

Working Capital

As of December 31, 2023, our working capital (which is defined as consolidated current assets minus current liabilities) was R$5,573.7 million, an increase of R$2,790.0 million, in comparison to R$2,783.7 million as of December 31, 2022, mainly as a result of the deleveraging process that took place during 2023, as well as higher cash and cash equivalents and short-term investments as of December 31, 2023 than as of December 31, 2022 due to the sale of our former subsidiary Aesop.

Capital Expenditures

Our operating activities require regular capital expenditures, particularly with regards to the development of its infrastructure and the acquisition of supplies, such as software, machinery, tools, vehicles and industrial casts.

Investments

The following table sets forth additions to property, plant and equipment and to intangible assets for the periods indicated:

	As of and for the Fiscal Year Ended December 31,
	2023	2022	2021
	(in millions of R$)
Software	391.1	155.0	88.1
Machinery and accessories	51.5	40.5	37.2
Vehicles	9.2	—	5.0
Buildings and facilities	16.0	7.2	111.0
Templates(1)	—	—	2.1
Information technology equipment	23.3	26.6	58.2
Furniture and fixtures	57.6	72.0	107.1
Projects in progress	376.5	495.8	606.4
Other investments	136.0	277.2	382.9
Total acquisitions of property, plant and equipment and intangible assets	1,061.2	1,074.3	1,398.0

(1)   Refers to steel tooling or templates specially manufactured by Natura &Co’s suppliers, used in the production of bottles and plastic packaging for its products. Natura &Co holds the property of such tooling.

In the year ended December 31, 2023, acquisitions of property, plant and equipment and intangible assets totaled R$1,061.2 million compared to R$1,074.3 million in the year ended December 31, 2022, representing a decrease of 1.2%. Our capital expenditure program is currently focused on IT infrastructure, technology for e-commerce and social selling, opening and renovation of existing stores, as well as product innovation, projects aimed at increasing operational efficiency and productivity.

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

Tabular Disclosure of Contractual Obligations

The following table sets forth the maturity schedule of our material contractual financial obligations as of December 31, 2023:

	Less than 1 Year	1 to 5 Years	More than 5 Years	Total Expected Contractual Cash Flow
	(in millions of R$)
Borrowings, financing and debentures(1)	357.6	4,194.5	4,078.5	8,630.6
Derivatives	140.7	71.1	(160.6)	51.2
Lease liabilities(1)	401.2	912.5	135.2	1,448.9
Trade payables and reverse factoring operations	5,302.5	—	—	5,302.5
Dividends	294.2	—	—	294.2
Total	6,496.2	5,178.1	4,053.1	15,727.4

(1)   The amounts presented above are the undiscounted contractual cash flows.

Off-Balance Sheet Arrangements

Our subsidiary Indústria e Comércio de Cosméticos Natura Ltda. has certain off-balance sheet arrangements arising from power supply agreements for its manufacturing activities that provide for minimum supply payments: (i) up to one year of R$273.5 million as of December 31, 2023, R$614.1 million as of December 31, 2022 and R$929.2 million as of December 31, 2021, (ii) from one to five years of R$487.0 million as of December 31, 2023, R$659.7 million as of December 31, 2022 and R$460.0 million as of December 31, 2021 and (iii) more than five years of R$0.8 million as of December 31, 2023 and R$49.3 million as of December 31, 2022.

Except as mentioned above, as of December 31, 2023, we did not have any off-balance sheet arrangements.

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

  developments with respect to the ongoing Ukraine-Russia and Israel-Hamas conflicts, as well as the wider tensions in the Middle East (see “Item 3. Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate—Ongoing conflicts, such as the Ukraine-Russia and the Israel-Hamas conflicts, as well as the wider tensions in the Middle East, may have a material adverse effect on our business, financial condition and results of operations” and “Item 4. Information on the Company—A. History and Development of the Company—History—Recent Developments—Conflicts Between Russia and Ukraine and in the Middle East”);
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
  developments with respect to actual or potential epidemics, pandemics, outbreaks or other public health crises in Brazil and globally;
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

For more information, see “—A. Operating Results—Principal Factors Affecting Our Results of Operations” and “Item 3. Key Information—D. Risk Factors.”

E.    Critical Accounting Policies and Estimates

Critical Accounting Policies

Our financial statements are presented in the IFRS Accounting Standards as issued by the IASB. For summary information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements, see note 4 to our audited consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, included elsewhere in this annual report.

New Standards, Amendments and Interpretations

For summary information about new standards, amendments and interpretations issued but not yet effective and new standards, amendments and interpretations of standards adopted for the first time for the year beginning on January 1, 2023, see notes 3.27 and 3.28 to our audited consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, included elsewhere in this annual report.

Item 6.  Directors, Senior Management and Employees

A.    Directors and Senior Management

In this section, unless otherwise stated, references to “we,” “us,” “our,” “Natura” or “the Company” refer to Natura &Co Holding S.A. only and do not include its subsidiaries, and references to “the Group” refer to Natura &Co Holding S.A. and its consolidated subsidiaries.

Pursuant to our by-laws (estatuto social), our board of directors and our statutory officers are responsible for the management of our business.

Board of Directors

Our board of directors is the decision-making body responsible for, among other things, approving the Company’s policies and determining the general guidelines for our business. The board of directors also supervises our statutory and executive officers and monitors their implementation of the policies and general guidelines that our board of directors establishes from time to time.

At the Annual General Meeting held on April 26, 2023, the shareholders approved significant structural changes proposed by the Company’s management culminating, among others, in the reduction of the Board of Directors, discontinuation of the positions of Executive Chairman of the Board of Directors and Main Executive of the Group and the creation of the position of Chief Executive Officer. In accordance with our current by-laws, the board of directors can comprise a minimum of seven members and a maximum of nine members, who are elected to a term not to exceed two years at a general meeting of shareholders and are eligible for reelection. Our by-laws do not include any citizenship or residency requirements for members of our board of directors or term limitations. Our current board of directors shall have up to three co-chairmen, who shall be elected by the majority of the members of the board of directors at their first meeting held after the investiture of such members, or whenever there is a vacancy or resignation, provided that no co-chairman may also hold the office of Chief Executive Officer simultaneously. The directors shall also determine, at their first meeting after the applicable general meeting, the number of co-chairmen and appoint who among them shall preside over all the meetings of the board of directors held during their term of office. If there is a vacancy on the board of directors, the remaining members will appoint a substitute director, who will temporarily exercise his or her term of office until the date of the next general meeting of shareholders is held.

Under the provisions of the Novo Mercado Rules, at least two members or 20% of the members of our board of directors, whichever is higher, shall be independent directors, as defined in accordance with the criteria of the Novo Mercado Rules. Should compliance with the foregoing percentage requirement led to a fractional number of directors, the number of directors who are required to be independent will be rounded up. However, Natura &Co adopted a higher standard of board independence following the Brazilian Code of Corporate Governance and established that at least one-third (1/3) of the directors shall be independent, according to the definition of the Novo Mercado Rules. The qualification of the members appointed as independent directors will be resolved upon at the general meeting of shareholders that elects such independent directors. A director elected under Article 141, paragraphs 4 and 5 of the Brazilian Corporation Law will also be deemed an independent director if there is a controlling shareholder.

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

Our board of directors meets six times each year in the ordinary course; however, extraordinary meetings may be called at any time by the co-chairman appointed to preside over the meetings of the board of directors or by the majority of its members. In the event of a director’s temporary absence that director may be substituted by another director at meetings of the board of directors where the substitute director is expressly appointed by a specific power of attorney, stating, among other things, the votes to be cast on the agenda items for each meeting by the substitute director on behalf of the absent director. Thus, the substitute director, in addition to his or her own vote, will cast the vote previously indicated by the absent director. Meetings of the board of directors must be called at least 72 hours in advance. Meetings of the board of directors may be held via conference call, video conference, email or any other means of communication that allows identification of the members and simultaneous communication with all other persons attending the meeting. The board of directors’ resolutions must be recorded and transcribed in the book of minutes and signed by present directors.

Our board of directors currently has nine directors. Antonio Luiz da Cunha Seabra, Pedro Luiz Barreiros Passos and Guilherme Peirão Leal were reelected as co-chairmen at the Board of Directors meeting held on June 15, 2022, with the latter also being appointed as the chair of the Board of Directors meetings during his two-year term. Bruno de Araújo Lima Rocha and Maria Eduarda Mascarenhas Kertész were elected at the general meeting of shareholders held on April 26, 2023 also as independent directors and for a consolidated term. The independent directors, Carla Schmitzberger, Gilberto Mifano, Andrew George McMaster Jr. and Georgia Melenikiotou were elected at the general meeting of shareholders held on April 20, 2022.

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

Antonio Luiz da Cunha Seabra. Mr. Seabra has a degree in economics and founded Natura Cosméticos in 1969, having joined its Board of Directors in 1998. Mr. Seabra started Natura as a small high street store in the city of São Paulo, Brazil, expanding the business by adopting a direct sales model (sales consultants). Over the years, he has developed innovative products and consolidated Natura as one of the largest cosmetics companies globally while remaining strongly committed to ethics and sustainability. Mr. Seabra is currently one of the co-chairmen of the Board of Directors and member of the Corporate Governance Committee of Natura &Co Holding S.A., and Director of Instituto Natura. He is also the Chief Executive Officer of Vivavida Instituto de Ações Solidárias, an NGO that supports social assistance, education and sustainable development initiatives.

Guilherme Peirão Leal. Mr. Leal holds a degree in Business Administration from the Universidade de São Paulo (USP). He co-founded Natura Cosméticos and joined its Board of Directors in 1998. He is currently the co-chairman of the Board of Directors of Natura &Co Holding S.A., chairman of the Corporate Governance and Sustainability Committees, and one of the company’s main shareholders. Moreover, he serves as a board member of Instituto Natura. Mr. Leal is the founder and board member of Dengo, a chocolate brand created in 2017 with the aim of building a fairer cocoa production chain. Throughout his career, Mr. Leal has actively participated in the development and promotion of several social organizations, such as the Ethos Institute of Business and Social Responsibility. He was also involved in environmentally focused institutions, such as the Brazilian Biodiversity Fund (Funbio), WWF Brazil, and the UN Global Compact. Since 2008, Mr. Leal has structured his socio-environmental activities through the Arapyaú Institute, a private, non-profit institution promoting dialogue and networking for sustainable solutions. In 2010, he ran in the presidential elections as a candidate for vice president alongside former Senator Marina Silva. In 2012, he helped found the Political Action Network for Sustainability (RAPS) and became part of the B-Team, a group of international leaders committed to advancing a vision of business success that incorporates social and environmental objectives into profits. More recently, Mr. Leal supported the creation of networks, such as the Brazilian Coalition on Climate Forests and Agriculture, a multi-sectoral movement focused on promoting a harmonic land use. In 2020, he co-founded the Amazon Concertation, a network of leaders from the private and public sectors, researchers, indigenous people, and civil society to propose solutions for this territory’s sustainable development. Mr. Leal is currently the President of the Board of Directors of RAPS, co-founder of The BTeam, and a member of the Board of Directors of the Arapyau Institute for Education and Sustainable Development.

Pedro Luiz Barreiros Passos. Mr. Passos, graduated in Production Engineering at Escola Politécnica da Universidade de São Paulo, with postgraduate studies in Business Administration from Fundação Getúlio Vargas – FGV. He co-founded Natura Cosméticos and began his activities on the Board of Directors in 1998. Currently, he is a co-president of the Board of Directors and a member of the Corporate Governance Committee of Natura &Co Holding S.A., and he is also an Instituto Natura’s Director. Mr. Passos has experience serving different private entities and organizations: (i) Member of the Board of Directors of IEDI (Private Institution); (ii) Member of the Board of Directors of Fundação Dom Cabral (Private Foundation); (iii) Member of the Board of Directors of Fundação SOS Mata Atlântica (Private Foundation); (iv) Member of the Board of Directors of AC Camargo (Private Foundation); (v) Member of the Board of the Brazilian Industrial Research and Innovation Company – EMBRAPII (Private Association), as well as and public entities: (vi) Member of the Board of Directors of the State of S. Paulo Research Support Foundation - FAPESP (Public Foundation).

Andrew G. McMaster, Jr. Mr. McMaster was Deputy Chief Executive Officer and Vice-Chairman of the board of directors of Deloitte & Touche LLP from 2010, and Vice-Chairman of Deloitte LLP from 2003 to his retirement in May 2015. He joined Deloitte in 1976, holding several national and global leadership positions, including National Managing Partner and leader of Deloitte’s U.S. and Global Forensic and Dispute Consulting practice. Mr. McMaster was a Director of Avon Products, Inc. since 2018, and Chairman of the Audit Committee and member of the Finance Committee. In 2020, he was appointed as an independent member of the Board of Directors of Natura &Co. Holding S.A. and is also a member of the Audit Committee. Mr. McMaster also acts in other organizations, including being Member of the Board of Directors and Lead Director of Black & Veatch Holding Company, Member of the Board of Directors and Chairman of the Audit Committee of UBS Americas Holding LLC in the United States, and Member of the Board of Trustees, Former Co-Chairman of the Presidential Search Committee, Member of the Executive, Financial Management and Governance Committee, Chairman of the Audit Committee, and Vice-Chairman of the Investment Committee of Hobart and William Smith Colleges.

Carla Schmitzberger. Ms. Schmitzberger has a degree in Chemical Engineering from Cornell University (1984) and a Strategic Management postgraduate course from the FDC/INSEAD (2001). She was Vice-President of the Sandals Division at Alpargatas S.A., managing the company’s global Havaianas business and Statutory Officer throughout her 13-year tenure, which ended in December 2019. Previously, she worked at Citibank S/A for eight years, holding positions such as Vice-President of Marketing and Products at Credicard S.A. and Vice President of Marketing at Citibank Consumer, including responsibility for Marketing and Decision Management for Latin America for one year. Before that, Ms. Schmitzberger had an 11-year career at Procter & Gamble managing several product categories (consumer goods) in several countries, in addition to two and a half years at Johnson & Johnson in Brazil. Ms. Schmitzberger joined the Board of Directors of Natura Cosméticos in 2016 and is currently an independent member of the Board of Directors of Natura &Co Holding S.A. She is also chairwoman of the People and Organizational Development and the Strategic Committees. Furthermore, she holds the position of independent member of the board of directors of VIVEO.

Georgia Melenikiotou. Mrs. Melenikiotou is an experienced professional in the beauty and personal care industry. As former Executive Vice President of Corporate Marketing at Estée Lauder Companies (ELC) and a member of the ELC leadership team, she led the company’s "digital first" transformation. She was responsible for the Marketing Excellence capabilities of more than 30 brands globally. With 11 years of experience at ELC, she reported to the CEO and played a crucial role in adapting the company to the digital era. Before her career at ELC, Georgia spent 27 years at Johnson & Johnson in leadership positions in seven countries. Her positions included Global President of Beauty EMEA, President J&J France, and Global President for Strategy and New Growth. She played a crucial role in the development of the J&J Beauty Global Business Unit and led the creation of the J&J consumer business in France. In addition to her executive career, Georgia serves as an Independent Board Member at Inspire Medical (NYSE: INSP), Pulmonx (NYSE: LUNG) and Douglas AG. Originally from Greece, she has a degree in Mechanical Engineering from the National Polytechnic of Athens and an MBA from MIT Sloan, where she attended as a Fulbright scholar. She is currently an advisor for both MIT Sloan and One-to-World Fulbright. Georgia was appointed as a director of Natura &Co Holding’s Board of Directors in 2021 and is also a member of the Strategy Committee.

Gilberto Mifano. Mr. Mifano has a degree in Business Administration from the Business Administration College of Fundação Getúlio Vargas - FGV-SP, 1972. He has been an independent member of the board of directors of TOTVS S.A.—since 2017, and Pacaembu Construtora S.A.—since 2018 and also coordinates the Audit Committees of these companies. In addition, he has served as an advisor to Pragma Patrimônio Ltda. since 2009. Between 1994 and 2008 he was CEO of BOVESPA—Bolsa de Valores of São Paulo and CBLC—Companhia Brasileira de Liquidação e Custódia, becoming Chairman of the Board of Directors of BM&F BOVESPA from 2008 to 2009. Mifano was also an independent director of Cielo S.A (2009-2021), SEB Educacional S.A., Isolux Infrastructure S.A., Baterias Moura S.A., Âmbar S.A., and member of the Sustainability Committee of Banco Santander Brasil S.A. Internationally, he was member and vice-president of the executive committees of WFE—World Federation of Exchanges and FIAB—Federación Latino Americana de Bolsas for around eight years. At Natura, he served as a consultant to the Audit, Risk Management and Finance Committee from 2009 to 2016, joining the Board of Directors in 2017. He is currently an independent member of the Board of Directors of Natura &Co Holding S.A. and chairman of the Audit Committee, Risk Management and Finance. Gilberto Mifano also holds (i) member of the Fiscal Council of the Arapyau Institute. In the past he was (ii) member of the Fiscal Council of Instituto Natura; (iii) chairman of the Board of Directors of IBGC—Brazilian Institute of Corporate Governance and; (iv) member of the Fiscal Council of CIEB – Center for Innovation for Education (Institute); (v) member of the Fiscal Council of Amigos da Poli (Institute); and (vi) member of the Advisory Board of RAPS – Political Action Network for Sustainability (Institute).

Bruno de Araújo Lima Rocha. Mr. Rocha obtained a bachelor’s degree in economics from Pontifícia Universidade Católica do Rio de Janeiro in 1982. He co-founded Dynamo in Brazil in 1993. In 2005, he moved to London and was responsible for Dynamo’s investment activity in international markets until the beginning of 2023. Before Dynamo, he was a partner at Banco Garantia, where he worked from 1983 to 1992. Bruno was appointed as an independent director of Natura &Co Holding S.A. in 2023 and is also a member of the strategy and people and organization development committees.

Maria Eduarda Mascarenhas Kertész. Ms. Kertész earned a B.S. degree in Business Administration from Fundação Getúlio Vargas - FGV in São Paulo and a Certificate of Special Studies in Administration and Management from the Harvard Extension School. Ms. Kertész has 30 years of global experience in the health, wellness, and beauty space. With a renowned career at Johnson & Johnson Consumer Health, she served as president of U.S. Skin Health & Beauty, leading renowned brands such as Neutrogena® and Johnson’s®. Previously, she served as president of U.S. HealthE and played several roles at Johnson & Johnson Consumer Brazil, including Chief Marketing Officer, Vice President of the Global Unit of Baby and Beauty’s Business for Latin America and subsequently President of Johnson & Johnson Consumer Brazil. In addition to her work in the health and beauty area, Ms. Kertész is the founder of the WLI Chapter for Latin America and an active member of the HOLA ERG, Johnson & Johnson Diversity and Inclusion North America Advisory Board. She also contributed as a member of the Board of the American Chamber of Commerce in Brazil and was a founding member of the group “Mulheres do Brasil”. Ms. Kertész plays leading roles on the Executive Committee and Board of Directors of the Personal Care Products Council (PCPC) and Cosmetic Executive Women (CEW). Her trajectory is marked by consolidated leadership and significant contributions to the sector. She was appointed as an independent director of Natura &Co Holding S.A. in 2023 and is also a member of the sustainability and People and Organization Development committees.

Statutory Officers

Our board of statutory officers serves as our executive management body. It is responsible for managing our daily activities and implementing the general policies and guidelines set by our board of directors.

Pursuant to our current by-laws, our board of statutory officers shall be comprised of a minimum of two officers and a maximum of eight officers. Our by-laws require that we have a Chief Executive Officer, a Financial Officer, a Legal and Compliance Officer, an Executive Officer for Latin America, a Corporate Governance Officer, an Investor Relations Officer and the remaining executive officers. Pursuant to Article 21 of our by-laws, our officers are elected by our board of directors for a term of three years and may be reelected or removed by the board of directors at any time. Our by-laws also authorize our officers to be appointed to more than one of the positions mentioned above, provided that at least two officers are elected. Similar to members of the Board of Directors, the members of the board of officers need not be a resident of Brazil. Both members of the Board of Directors and the board of officers may or may not be a shareholder of the Company.

The following table sets forth certain information related to our current officers:

Name	Date of Birth	Date of Election	Position Held
Fábio Colletti Barbosa	October 3, 1954	April 26, 2023	Chief Executive Officer
Guilherme Strano Castellan	December 6, 1983	April 26, 2023	Chief Financial Officer and Investor Relations Officer
Itamar Gaino Filho	October 18, 1976	April 26, 2023	Legal and Compliance Officer
João Paulo Brotto Gonçalves Ferreira	December 9, 1967	April 26, 2023	Chief Executive Officer for Latin America
Moacir Salzstein	December 31, 1958	April 26, 2023	Corporate Governance Officer

The term of office of our executive officers will expire is three years, reelection being permitted.

The following is a summary of the business experience of our executive officers. Unless otherwise indicated, the business address of the executive officers is Avenida Alexandre Colares, No. 1188, Vila Jaguara, in the city and state of São Paulo, Brazil.

Fábio Colletti Barbosa. Mr. Barbosa is the Chief Executive Officer of Natura &Co Holding S.A. and member of the boards of directors of several organizations, including Itaú-Unibanco, CBMM and Ambev. He joined the Board of Directors of Natura Cosméticos in 2017 and remained a member of the Board of Directors of Natura &Co Holding S.A. until 2023. In addition, he was also a member of the Audit, Strategic, People and Organizational Development, Group Operational, in addition to being a member of the Corporate Governance Committee of Natura &Co. With a solid career in the financial sector, Mr. Barbosa was president of Banco ABN Amro Real, later assuming the presidency of Santander Brasil after the acquisition. Between 2007 and 2011, he was president of Febraban. Furthermore, he was president of Abril Mídia from 2011 to 2015. He currently holds positions on boards of third sector organizations, including the Public Leadership Center (CLP), UN Foundation, among others. Mr. Barbosa has a degree in Business Administration from Fundação Getúlio Vargas and an MBA from the Institute for Management Development (IMD) in Lausanne, Switzerland. He is also recognized by awards such as Personality of the Year by the Brazil-United States Chamber of Commerce (2011) and Champions of the Earth by UNEP (2012). His performance and leadership were highlighted in several awards, including recognition by Worldfund for Education in 2017.

Guilherme Strano Castellan. Mr. Castellan is a Brazilian citizen and received a degree in Business Administration and Finance from Fundação Getúlio Vargas – FGV, in Sao Paulo. He currently serves as Chief Financial Officer and Investor Relations Officer for Natura &Co Holding S.A. Mr. Castellan started his career in the banking industry, holding jobs in different organizations such as Lehman Brothers, Barclays Capital and JPMorgan Chase, across different functions focusing on M&A and Trading, and in different geographies. In 2013, Mr. Castellan joined Anheuser Busch – InBev, as Global Treasury Officer in New York. After that, he held different roles within ABI organizations, including Treasury Director for Ambev in Sao Paulo, Brazil and M&A & Corporate Development Director for the Asia and Pacific Region in Shanghai, China. In 2017, Mr. Castellan was appointed as Chief Financial Officer for Budweiser Brewing Co. APAC Ltd., or BUD APAC (AB-Inbev’s arm in Asia), where he continued to serve until March 2021.

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

João Paulo Brotto Gonçalves Ferreira. Mr. Ferreira has a degree in Electrical Engineering from the Universidade de São Paulo (USP) and an executive MBA from the University of Michigan in the United States. He is currently the Executive Director for Latin America at Natura &Co Holding S.A. and, since 2016, he has served as Chief Executive Officer of Natura Cosméticos S.A., Company he joined in 2009 as vice president of operations and logistics. Throughout his career at Natura, Mr. Ferreira held key positions, including vice president of networks, responsible for the Commercial Area and Channel Development, and leadership of International Operations and the Sustainability Area. He is also a member of the Board of Instituto Natura. Before working at Natura, Mr. Ferreira accumulated 20 years of experience at Unilever, where he reached the position of vice president of supply chain and, between 2021 and 2023, he was an independent member of the Board of Directors of Infracommerce, a business digitalization solutions company.

Moacir Salzstein. Mr. Salzstein has a degree in chemical engineering from the Escola Politécnica da Universidade de São Paulo and a postgraduate degree in business administration and an MBA from Fundação Getúlio Vargas - FGV-SP. He serves as Corporate Governance Officer at Natura &Co Holding S.A., having previously held the position of Strategic Planning Officer for Natura Cosméticos S.A. With a diversified professional career, he has accumulated experience in companies such as Monitor Group, Ultrapar, Dow /Union Carbide, Itaú, Jaakko Poyry and Promon Engenharia. Since 2020, Mr. Salzstein has served as an advisory advisor to Samplemed/Grupo Samplemed, and since 2022, he has been a guest professor at IBGC - Brazilian Institute of Corporate Governance.

Fiscal Council

According to the Brazilian Corporation Law, the fiscal council is an optional body that is independent from our management and external auditors. When convened by the shareholders following a request made at the AGM, the principal responsibility of the fiscal council is to review the acts and records of management, analyze our quarterly and annual financial statements and report its findings to our shareholders.

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

Our fiscal council was convened at Natura &Co’s annual general meeting on April 26, 2024, for a one-year mandate ending at the annual general meeting at which the Company’s shareholders will vote on the financial statements for the year ended December 31, 2024. It is an independent body composed of three members elected by the shareholders, two of whom were nominated by Natura &Co’s controlling group and the third by minority shareholders.

The following table sets forth certain information related to our current fiscal council:

Name	Date of Birth	Date of Election	Position Held
Carlos Elder Maciel de Aquino	April 9, 1961	April 26, 2024	Chairman of the Fiscal Council
Carla Trematore	October 30, 1975	April 26, 2024	Co-chairman of the Fiscal Council
Cristina Fontes Doherty	May 26, 1965	April 26, 2024	Member of the Fiscal Council

The term of office for the members of our Fiscal Council will expire on the date of the annual general meeting at which the Company’s shareholders will vote on the financial statements for the year ended December 31, 2024.

The following is a summary of the business experience of the members of our Fiscal Council.

Carlos Elder Maciel de Aquino. Mr. Maciel de Aquino holds a bachelor’s degree in accounting from the Federal University of Pernambuco (UFPE), a master’s degree in Accounting and Actuarial Sciences from the Pontifícia Universidade Católica de São Paulo (PUC-SP) and a PhD candidate in Controllership and Accounting from the University of São Paulo (USP). He holds an MBA in Finance from IBMEC-SP and an MBA in Controllership Finance from the University of São Paulo (USP-SP), as well as a master’s in Engineering Economics from the Universidade Católica de Pernambuco (UNICAP-PE). He was an executive at companies such as Unibanco, Itaú Unibanco, KPMG, Diagnósticos da América S.A. He is a guest professor at the Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (Fipecafi) e FIA-USP. He is also author and co-author of articles published in national and international books and journals on finance, accounting, governance, regulatory aspects and auditing. He has more than 40 years of professional experience, having held executive positions in the financial, auditing, health, private pension and third sector. In addition, he was a member of the board of directors, fiscal council and audit committees, risk management, internal controls, ethics and conduct, prevention of money laundering and transactions with related parties committees. He is currently a member of the board of directors and chairman of the audit committee of Locaweb Serviços de Tecnologia S.A., chairman of the audit committees of Allied Tecnologia S.A., Lojas Quero-Quero S.A., Nibs Participações S.A. (Copenhagen) and Fortbras S.A. He is a member of the audit committee of Tokio Marine Seguradora S.A., Tigre S.A. Participações and Ebanx Holdings LLC and a member of the ethics and conduct committee of Nibs Participações (Copenhagen). He is a member of the fiscal council at Folha Participações S.A. and Natura &Co Holding S.A. He is certified as a board member, fiscal council member and audit committee member by the Brazilian Institute of Corporate Governance (IBGC). He is also a member of the American Accounting Association (AAA).

Carla Trematore. Mrs. Trematore has a Bachelor's degree in Computer Science from the Universidade Estadual Paulista – UNESP and in Accounting Sciences from the Pontifícia Universidade Católica de Minas Gerais – PUC Minas. She worked at the independent auditing companies Arthur Andersen, Deloitte and EY between 1996 and 2010. She was a partner at Hirashima & Associados, where she led accounting and financial consultancy services.She also worked as a consultant for the Fundação Instituto de Pesquisas Contábeis, Actuarial e Financeiras- FIPECAFI.From July 2014 to August 2017, she held the controller position in energy generation companies. She was president of the Audit Committee of Caixa Econômica Federal and Board Member of BRB – Banco de Brasília. She is currently an independent member of the Board of Directors and the Audit Committee of BR Partners, CI&T and Allied, the Supervisory Boards of Localiza, nima Educação, RUMO, Comgás, ISA CTEEP and EMBRAER and the Audit Committee of COSAN and Agrogalaxy.

       Cristina Fontes Doherty. Mrs. Fontes Doherty graduated in economics from Faculdade Candido Mendes Rio de Janeiro/RJ, MBA in Finance from IBEMC, MBA in Strategic Business Management from FIA/University of São Paulo/SP and certified by the Instituto Brasileiro de Governança Corporativa (IBGC) to act as a Board Member. She is an executive with more than 25 years of experience in the areas of Corporate Finance, Business Development, Equity Management, Corporate Governance, Strategy, Business Valuation and Mergers, Acquisitions and Company Divestments. She worked at Vale S.A. (1992-2016) with her last positions as General Manager of Participation Management, General Manager of Business Development and Management and Executive Coordinator of Business Development. She also served as Board of Directors at Vale Oman Pelletizing Plant (2013-2015) and Tax Advisor at Vale S.A. (2020-2022). She was also a Director at Cia Siderúrgica do Pecém (2013-2016), at ThyssenKrup Cia Siderúrgica do Atlântico (2013-2016), at Cia Siderúrgica do Pecém (2013 – 2016), member of the Statutory Financial Committee — Operational Manager at California Steel Industries (2013-2016) and Tax Advisor at Invepar S.A (2019-2020).

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

All such awards vested in 2022 and no further awards will be granted under such plans. We continue to grant performance share units under our plan up until 2023. These awards will be fully vested in 2026. From 2024 onwards our core long-term incentive grants were in the form of restricted share units with no performance metrics attached.

The aggregate amount of compensation paid by Natura &Co Holding to the members of its board of directors and its executive officers for the years ended December 31, 2023, 2022 and 2021 are as follows:

	Board of Directors	Board of Executive Officers (1)	Total
	(in thousands of R$)
2021	87,230.0	122,738.0	209,968.0
2022(2)	159,855.0	84,826.0	244,681.0
2023(3)	19,872.0	228,520.0	248,392.0

(1)   Includes executives remunerated by Natura Cosméticos, Avon, The Body Shop and Aesop entities.

(2)   Includes severance payments to certain departed executive officers.

(3)   Includes severance payments to certain departed executive officers related to the sale of Aesop and The Body Shop.

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

Outstanding Equity Incentive Awards

As of December 31, 2023 and 2022, the members of our Board of Directors and Board of Executive Officers had equity incentive awards outstanding pursuant to the programs described below.

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

Long-Term Incentive Program, or LTIP

The LTIP establishes the general conditions of granting of performance shares or Options to participants selected by the board of directors as provided under the LTIP. The performance shares will only become vested and Options will only become exercisable to the extent the participant remains continuously engaged by Natura &Co Holding or by companies under the direct or indirect control of Natura &Co Holding as an employee, subject to any stipulations regarding the participant’s termination and certain special situations (such as a change of control or other extraordinary event) in accordance with the LTIP during the period between the grant date and three years after the grant date. If the grant becomes subject to performance or other conditions, the board of directors will determine whether the applicable performance conditions were satisfied. If the grant is an Option, unless otherwise determined by the board of directors, the term for the exercise of the Option shall be 30 days after it becomes exercisable. The exercise period for the Option may not be extended beyond 10 years from the grant date. From 2024 onwards, awards granted under the LTIP were in the form of restricted share units with no performance conditions attached.

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

Retirement Benefits

Our executive officers participate in a defined contribution incentive savings pension plan maintained by the Company (the “Natura Retirement Plan”). The Company matches 60% of the executive’s contribution up to a certain limit. This is the same plan that is offered to all employees of Natura Cosméticos in Brazil.

For the fiscal years ended December 31, 2023, 2022 and 2021, a total amount of R$0.015 million, R$0.064 million and R$0.052 million, respectively, had been set aside or accrued to provide benefits under the Natura Retirement Plan for members of Natura Cosméticos S.A.’s board of directors and our executive officers.

Clawback Policy

On November 27, 2023, a new version of our compensation policy was approved by our board of directors and adopted by the Company. This version includes rules relating to the clawback of incentive-based compensation of our executives in the event of a restatement of our financial statements as a result of material failure to comply with financial reporting requirements under applicable U.S. federal securities laws. This policy is intended to comply with the requirements of Section 10D of the Exchange Act.

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
125

See also “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Party Transactions Policy of Natura &Co Holding—Principal Related Party Transactions.”

Directors’ and Officers’ Insurance

We have put in place a directors and officers liability insurance policy which we renew on an annual basis. The policy covers losses and damages suffered by third parties arising from acts related to the exercise of functions and powers by our board of directors and/or executive officers. In accordance with market practice, we have also entered into indemnity agreements with our executive officers and members of our board of directors to provide them with additional protection against losses which they may incur in connection with the exercise of their functions, and which are not covered by the directors’ and officers’ liability insurance policy.

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

Our audit, risk management and finance committee was established at the annual general meeting of shareholders held on July 17, 2019. The audit, risk management and finance committee is an advisory committee of our board of directors, as provided for in Article 25 of Natura &Co Holding’s by-laws, that provides assistance in matters involving our accounting, internal controls, financial reporting, risk management and compliance, among others, as set forth in Article 26 of our by-laws. According to CVM Instruction No. 509/2011 and Natura &Co Holding’s by-laws, our audit, risk management and finance committee must have at least three members of whom (1) at least one must be an independent director (as defined in the Novo Mercado rules), to be appointed by our board of directors; (2) at least one must have recognized experience in corporate accounting (in compliance with the applicable rules of the CVM); (3) at least one shall not be a member of our board of directors; and (4) one may have the qualifications described in items (1) and (2).

The following table sets forth certain information related to the current members of our audit, risk management and finance committee:

Name*	Date of Birth	Date of Election	Position Held
Gilberto Mifano	November 11, 1949	May 3, 2023	Chairman
Andrew G. McMaster Jr.	November 4, 1952	May 3, 2023	Member
Eduardo Rogatto Luque	July 6, 1969	March 25, 2024	Independent external Member

*All the members of our audit, risk management and finance committee are independent as defined in the Novo Mercado rules.

The audit, risk management and finance committee currently has three members elected by the board of directors for a term of office of two years, until May 3, 2025, in accordance with Item 3.4 of the Internal Regulations of our audit, risk management and finance committee.

We present below a brief biographical description of each member of our audit, risk management and finance committee.

Gilberto Mifano. See “—Board of Directors.”

Andrew G. McMaster Jr. See “—Board of Directors.”

Eduardo Rogatto Luque. Mr. Rogatto Luque is chairman of the Fiscal Councils of Qualicorp and Fundação Antônio e Helena Zerrenner (Ambev Foundation); member of the Fiscal Councils of Itausa and Ambev; member of the Audit Committees of Porto Seguro and Cantu Store; member of the Board of Directors of Cantu Store and the Advisory Board of the Irko Group; vice-president of ABRAPSA (Brazilian Association of Administrative Service Providers); member of IBRACON (Brazilian Independent Audit Institute), the American Institute of “Certified Public Accountants” (AICPA), the IBGC (Brazilian Institute of Corporate Governance), and the Brazilian Accounting Institutes (CRC and CFC). He was a PwC partner between 2004 and 2016 (total career of 27 years; with a three-year exchange in the United States) with extensive experience in serving large business groups, including in Initial Public Offerings of Shares (IPOs) processes in Brazil (CVM regulation) and in the United States (SEC regulation). Mr. Luque graduated with an accounting degree from the Pontifícia Universidade Católica de São Paulo, with an MBA in Controllership from the Universidade de São Paulo - USP and with the APG Senior Program focused on leaders in management positions from Amana-Key (SP). He is a Public Accountant in Brazil with registration with the Federal and Regional Councils of São Paulo, qualified Auditor with the National Certificate of Independent Auditors (CNAI) from the CVM, as well as Certified Public Accountant (CPA) by the State of California, USA, and specialist in corporate governance and application of the IFRS Accounting Standards and USGAAP.

Other Committees

We also have non-statutory committees such as the Organization and People Committee, the Strategy Committee and the Corporate Governance Committee.

D.    Employees

Employees and Labor Unions

Natura &Co

As of December 31, 2023, Natura &Co had 19,955 employees. The following table shows Natura &Co’s number of employees as of the dates indicated:

	As of December 31,
	2023 (1)	2022	2021(2)
Segment:
Natura &Co LATAM	14,421	16,681	16,718
Avon International	5,458	5,989	7,208
Natura &Co Group	76	87	140
Total	19,955	22,757	24,066

(1)    The information presented as of December 31, 2023 reflects the sales of Aesop and The Body Shop.

(2)   The information presented as of December 31, 2021 reflects employee allocation after our acquisition of Avon, pursuant to which employees in Latin America operations of Avon and The Body Shop became Natura &Co LATAM employees.

Our relationship with our employees is subject to the terms and conditions set forth in each of the collective labor agreements executed by it with the local unions to which its employees belong.

The following tables set forth a breakdown of Natura &Co’s employees by business division, function and geography as of the dates indicated.

Natura &Co LATAM

As of December 31, 2023, we had 14,497 employees working in our Natura operations. The following table shows the number of employees by geographic location for the periods indicated:

	As of December 31,
	2023	2022	2021(1)
Location:
Argentina	2,107	2,218	2,145
Brazil	7,685	8,628	8,791
Chile	542	583	460
Colombia	786	1,173	1,108
Dominican Republic	118	121	119
El Salvador	65	67	75
Ecuador	227	257	229
France	11	12	13
Guatemala	356	417	402
Honduras	61	65	71
Mexico	2,078	2,542	2,771
Nicaragua	65	68	70
Panama	39	50	51
Peru	293	456	383
Uruguay	22	27	29
United States	7	—	1
Malaysia	35	—	—
Total	14,497	16,681	16,718

(1)    The information presented for the year ended December 31, 2021 reflects employee allocation after our acquisition of Avon, pursuant to which employees in Latin America operations of Avon and The Body Shop became Natura &Co LATAM employees.

Avon International

As of December 31, 2023, we had 5,458 employees in our Avon International operations, including office employees. The following table shows the number of Avon International employees by geographic location for the periods indicated:

	As of December 31,
	2023	2022	2021(1)
Location:
Europe	4,078	4,470	5,319
Americas (2)	185	201	217
Asia	642	706	968
Africa	553	612	704
Total	5,458	5,989	7,208

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
129

The table below sets forth the beneficial ownership of our board of directors, board of executive officers and controlling shareholders in Natura &Co Holding’s share capital as of December 31, 2023:

	Shares Held	Shares underlying equity incentive awards outstanding(1)
Controlling Shareholders	533,197,873	225,381
Other Directors	143,492	309,274
Other Executive Officers	1,055,511	5,456,625
Total	534,396,876	5,991,280

(1)   These figures follow the normal compensation and benefits reporting, pursuant to which the definition of “outstanding” is unvested, exclusive of options that have vested but are unexercised. The estimated number of vested but unexercised options is 1.96 million, with a weighted average exercise price of R$13.94. These figures were provided by Natura &Co’s registrar bank on December 31, 2023. The vested but unexercised options will expire within five years.

See also “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ Agreements and Other Arrangements of Natura &Co Holding” for additional information on the shareholders’ agreement relating to Natura &Co Holding.

F.    Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

Item 7.  Major Shareholders and Related Party Transactions

A.    Major Shareholders

As of April 30, 2024 and December 31, 2023, our issued capital stock including treasury shares was R$12,697,285,074.75 fully issued and paid in, comprising 1,386,848,066 common shares, nominative and without nominal value (including 6,204,048 treasury shares).

The following table sets forth, as of March 31, 2024, except where otherwise noted, certain information with respect to the number of common shares beneficially owned (as defined by the SEC’s rules and regulations) by (1) each of our executive officers, (2) each member of our board of directors, (3) all current executive officers and directors as a group and (4) each person known to us to own beneficially more than 5% of our outstanding common shares.

Shareholders	Total Number of Common Shares	Percentage
Antonio Luiz da Cunha Seabra	199,185,205	14.362%
Fabio Dalla Colletta de Mattos	4,367,930	0.315%
Fabricius Pinotti	6,324,444	0.456%
Felipe Pedroso Leal	45,349,492	3.270%
Fundo de Investimento de Ações Veredas Investimento no Exterior(1)	22,516,378	1.624%
Guilherme Peirão Leal	99,376,3299	7.166%
Gustavo Dalla Colletta de Mattos	4,367,930	0.315%
Kairós Fundo de Investimento em Ações – Investimento no Exterior(2)	5,236,954	0.378%
Lucia Helena Rios Seabra	96	0.000%
Maria Heli Dalla Colleta de Mattos	24,305,810	1.753%
Norma Regina Pinotti	37,942,838	2.736%
Passos Participações S.A.(3)	50,670	0.004%
Pedro Luiz Barreiros Passos	2,656,685	0.192%
Ricardo Pedroso Leal	45,349,492	3.270%
Guilherme Ruggiero Passos	11,804,241	0.851%
Patrícia Ruggiero Passos	11,804,241	0.851%
RM Futura Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior (4)	1,303,309	0.094%
Sirius Fundo de Investimento Financeiro Multimercado Crédito Privado (5)	4,997,397	0.360%
Vinicius Pinotti	6,324,444	0.456%
Subtotal	533,197,873	38.447%
Other Directors	143,492	0.010%%
Other Executive Officers	1,055,511	0.076%%
All Directors and Management	140,969,188	10.165%%
Others	636,720,305	45.911%
Treasury shares	3,163,215	0.228%
Total	1,386,848,066	100.00%

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

(4)   RM Futura Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior is controlled by Maria Heli Dalla Costa Mattos.

(5)   Sirius Fundo de Investimento Financeiro Multimercado Crédito Privados controlled by Guilherme Peirão Leal.

As of March 31, 2024, there were a total of 3,461 registered holders of ADSs and 16,784,327 ADSs outstanding, representing 33,568,654 common shares or 2.42% of outstanding common shares. Since some of these ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial holders. Our major shareholders do not have different voting rights.

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

As of the date of this annual report, we do not have any loans or other financing agreements with any of our directors or executive officers. For further information regarding our principal related party transactions, please see note 31 to our audited consolidated financial statements included elsewhere in this annual report.

C.    Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information
A.    Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements,” which contains our audited financial statements prepared in accordance with the IFRS Accounting Standards as issued by the IASB.

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

As of December 31, 2023, we were party to proceedings for which provisions in the total amount of R$1,366.6 million have been recorded. As of December 31, 2022, we have recorded provision for tax, civil and labor risk related to the business combination with Avon’s in the amount of R$1,337.3 million.

A description of the principal proceedings in which we are involved in for each category (civil, labor and tax) is set out below. For additional details regarding the legal proceedings in which we are involved, please see note 21 to our audited consolidated financial statements included elsewhere in this annual report.

Civil Claims

As of December 31, 2023, we were party to civil claims of an administrative or judicial nature for which we had recorded provisions in the total amount of R$626.6 million. Our provisions are reviewed periodically based on the evolution of the lawsuits and the loss of civil claims to reflect the best current estimate.

The majority of these lawsuits involve claims of undue inclusion of the names of both Natura consultants and third parties in the database of the Brazilian credit protection service as debtors due to the fraudulent registration practices.

Avon has been named a defendant in numerous personal injury lawsuits filed in U.S. courts, alleging that certain talc products Avon sold in the past were contaminated with asbestos. Many of these actions involve a number of co-defendants, including manufacturers of cosmetics and manufacturers of other products that, unlike Avon’s products, were designed to contain asbestos. As of December 31, 2023, there were 372 individual active claims pending against Avon. During the year ended on December 31, 2023, 234 new cases were filed and 90 cases were dismissed, settled or otherwise resolved.

In December 2022, one case, captioned Chapman, et al. v. Avon Products, Inc., et al. resulted in an adverse jury verdict after a trial, with the jury awarding plaintiffs a total of U.S.$36.0 million in compensatory damages and U.S.$10.3 million in punitive damages against Avon. Avon believes there are strong grounds for seeking to overturn the verdict in this case and the case is currently under appeal.

Avon believes that the claims asserted against it in all of these cases are without merit and is defending vigorously against these claims and will continue to do so. Additional similar cases arising out of the use of Avon’s talc products are reasonably anticipated. Given the inherent uncertainties of litigation, Avon cannot predict the outcome of all individual cases pending against it, and Avon is only able to make a specific estimate for a small number of individual cases that have advanced to the later stages of legal proceedings. This estimated liability for claims and associated legal costs incurred to date includes an amount for the Chapman case described above, taking into consideration the strong grounds for appeal and seeking to overturn the verdict as noted above. Should Avon ultimately lose the case, significant additional amounts could be incurred. For the remaining cases, Avon provides an estimate of exposure on an aggregated and ongoing basis, which takes into account the historical outcomes of all cases Avon has resolved to date. However, any adverse outcomes, either in an individual case or in the aggregate, could be material and have a material adverse effect on Avon’s and our results of operations, financial condition and cash flows for that period, including Avon’s ability to continue as a going concern. Future costs to litigate these cases, which Avon expenses as incurred, are not known but may be significant.

Labor Claims

We are also parties to a number of labor claims filed by former employees, third parties and autonomous workers relating, among other things, to severance pay, occupational diseases, additional wages, overtime and amounts due to subsidiary liability and the recognition of the employment relationship.

As of December 31, 2023, we were parties to several labor proceedings for which provisions amounting to R$187.3 million were recorded.

Tax Proceedings

As of December 31, 2023, we were party to tax claims of an administrative or judicial nature with a probable risk of loss involving a total amount of R$166.7 million for which we have recorded provisions in the same amount, and in proceedings with a possible risk of loss involving an aggregate amount of R$10,375.8 million. In addition, we are party to tax proceedings with a remote risk of loss.

The following is a description of the principal proceedings with a possible risk of loss to which we are a party:

  Tax infraction notices in connection with CIT and Social Tax on Net Profit (CSLL) questioning the deductibility of goodwill amortization for tax purposes, resulting from the incorporation of the shares of Natura Empreendimentos by Natura Participações S.A. and subsequent merger of both companies by Natura Cosméticos. Natura Cosméticos is challenging in court the legality of the decisions that rejected the motions of clarification as a preliminary matter to discuss crucial points of the appellate decisions that, by a majority of votes, denied its special appeals, upholding the tax liability. Of the total amount under discussion on December 31, 2023, R$1,598.2 million is classified as possible risk of loss.
  Natura Cosméticos, Avon Cosméticos and Natura Indústria, the latter in the situations where it operates exclusively as a distributor, are legally challenging the condition brought by Decree No. 8,393/2015, which, for purposes of the IPI, sees interdependent wholesale establishments that sell products taxed over 15% as a manufacturing company. Of the amount under discussion as of December 31, 2023, R$2,456.7 million is classified as a possible risk of loss.
  Administrative and judicial proceedings challenging the legality of changes in Brazilian federal and state laws regarding the collection of ICMS and ICMS under tax substitution (ICMS ST). As of December 31, 2023, the total amount under discussion is R$1,640.4 million and the risk of loss is classified as possible risk of loss.
  Tax infraction notice issued by the São Paulo State Finance Department against a branch of Natura Indústria, requiring ICMS under tax substitution (ST), which had been fully paid by Natura Cosméticos, i.e., the distributor establishment. We are currently awaiting the administrative-level decisions. Of the total amount under discussion as of December 31, 2023, R$682.3 million is classified as possible risk of loss.
  Tax infraction notices issued by the Brazilian Federal Revenue claiming IPI (Tax on Manufactured Products) arising from the tax classification to certain products. We are currently awaiting the administrative-level decisions. Of the total amount under discussion as of December 31, 2023, R$2,199.9 million is classified as a possible risk of loss.

Tax Amnesty Programs

On July 5, 2022, the Brazilian Congress overrode veto No. 58 of Brazil’s President and, as a result, Bill No. 2,110/19 was converted into Law No. 14,395/2022, which establishes that legal concept of “plaza” would correspond to “municipality” for purposes of defining the minimum taxable amount for calculating the Tax on Manufactured Products, or “IPI.” As a result and on the advice of counsel, we have reclassified, from possible to remote, the risk of loss in the amount of R$3,586.0 million (R$2,472.6 million as of December 31, 2022), relating to certain tax assessments by the Brazilian Federal Revenue Service with respect to Natura Industrial and Avon Industrial Ltda. seeking to collect IPI tax on our sales operations to interdependent wholesale establishments, based on the alleged failure to apply the minimum calculation basis required by law.

Judicial Deposits

Pursuant to court orders concerning certain tax, civil and labor lawsuits, our judicial deposits amounted to R$408.0 million as of December 31, 2023.

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

The amounts available for distribution are determined on the basis of financial statements prepared in accordance with the requirements of the Brazilian Corporation Law. In addition, amounts arising from tax incentive benefits or rebates are appropriated to a separate capital reserve in accordance with the Brazilian Corporation Law. This investment incentive reserve is not normally available for distribution, although it can be used to absorb losses under certain circumstances or be capitalized. Amounts appropriated to this reserve are not available for distribution as dividends.

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

Brazilian law allows the payment of dividends solely in reais, limited to the unappropriated retained earnings in Natura &Co Holding’s financial statements prepared in accordance with the IFRS Accounting Standards.

Please refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to the Natura &Co Holding Shares and ADSs—The holders of the Natura &Co Holding Shares (including the Natura &Co Holding Shares underlying the ADSs) may not receive dividends or interest on own capital.”

B.    Significant Changes

None.

Item 9.  The Offer and Listing
A.    Offer and Listing Details

The Natura &Co Holding Shares trade on the B3 under the symbol “NTCO3.” We also had ADRs listed and traded on the NYSE under the symbol “NTCO” from January 6, 2020 to February 9, 2024, when we delisted our ADRs from the NYSE.

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

Our common shares are traded on the B3. The regulation of Brazilian securities markets which affects these securities is discussed below. In addition, we also had ADRs listed and traded on the NYSE from January 6, 2020 to February 9, 2024, when we delisted our ADRs from the NYSE. For further information, see “—A. Offer and Listing Details.”

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
140

Pursuant to CVM Resolution No. 80, dated March 29, 2022, as amended, or CVM Resolution No. 80, the following information must also be included in our formulário de referência within seven business days of the occurrence of the following events, among others:

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

Capital Stock

As of April 30, 2024 and December 31, 2023, our issued capital stock including treasury shares was R$12,697,285,074.75 fully issued and paid in, comprising 1,386,848,066 common shares, nominative and without nominal value (including 6,204,048 treasury shares).

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
143

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
145

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
147

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
  appointment of evaluators;
  any matter which entitles the shareholders to exercise their withdrawal rights; and
  mergers, spin-offs, stock swap mergers or consolidation with at least one publicly held company registered with the CVM in a certain category (category A).
149

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
151

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

Pursuant to our Securities Trading Policy, as approved by our Board of Directors on June 30, 2023, the following persons are considered insiders for purposes of CVM Resolution No. 44: we, Natura &Co Holding’s controlling shareholder (if any), members of Natura &Co Holding’s board of directors, executive officers, members of Natura &Co Holding’s fiscal council, when installed, members of any of Natura &Co Holding’s technical or advisory bodies and whoever by virtue of its title, duty or position in Natura &Co Holding’s company, Natura &Co Holding’s controlling shareholder, controlled companies or affiliates has knowledge of a material fact and is aware that such fact has not been disclosed to the market, including auditors, analysts, underwriters and advisers.

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

A copy of our Information Disclosure and Securities Trading Policy is included as Exhibit 11.2 to this annual report.

Disclosure of Information

We are subject to the reporting requirements established by the Brazilian Corporation Law, the CVM and the B3. We also have an information disclosure policy which was approved by our Board of Directors on June 30, 2023.

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

This information must be sent (1) on the first business day after the appointment of the director, officer or member for his or her position, (2) when the publicly held company registration is submitted to the authorities and (3) within five days after each transaction.

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
155

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

Law No. 11,638, dated December 28, 2007, significantly altered the Brazilian Corporation Law in order to align Brazilian GAAP with the IFRS Accounting Standards. Nonetheless, Law No. 11,941, of May 27, 2009, introduced the Transitory Tax Regime, or “RTT,” in order to render neutral, from a tax perspective, all the changes provided by Law 11,638/07. Under the RTT, for tax purposes, legal entities should observe the accounting methods and criteria that were effective on December 31, 2007.

Profits determined pursuant to Law 11,638/2007, or the IFRS Accounting Standards Profits, may differ from the profits calculated pursuant to the accounting methods and criteria as effective on December 31, 2007, or 2007 Profits.

While it was general market practice to distribute exempted dividends with reference to the IFRS Accounting Standars Profits, Normative Ruling No. 1,397 issued by the Brazilian tax authorities on September 16, 2013 established that legal entities should observe the 2007 Profits in order to determine the amount of profits that could be distributed as exempted income to their beneficiaries.

Any profits paid in excess of said 2007 Profits, or “Excess Dividends,” should, in the tax authorities’ view and in the specific case of non-resident beneficiaries, be subject to the following rules of taxation: (1) 15% withholding income tax, in case of beneficiaries domiciled abroad, but not in a Tax Haven jurisdiction (as defined below, and (2) 25% withholding income tax, in the case of beneficiaries domiciled in a Tax Haven jurisdiction.

In order to mitigate potential disputes on the subject, Law No. 12,973, of May 13, 2014, in addition to revoking the RTT, introduced a new set of tax rules, or “New Brazilian Tax Regime,” including new provisions with respect to Excess Dividends. Under these new provisions, (1) Excess Dividends related to profits assessed from 2008 to 2013 are exempt; (2) potential disputes remain concerning the Excess Dividends related to 2014 profits, since Law No 12,973/2014 has not expressly excluded those amounts from taxation and Normative Ruling No, 1,492, issued by the Brazilian tax authorities on September 17, 2014, established they are subject to taxation when distributed by companies which have not elected to apply the New Brazilian Tax Regime in 2014, like our company; and (3) as of 2015, as the New Brazilian Tax Regime is mandatory and has completely replaced the RTT, dividends calculated based on the IFRS Accounting Standards should be considered fully exempt.

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
163

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

Taxation of Distributions

Subject to the PFIC rules described below, distributions paid on Shares or ADSs, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains. Dividends will constitute qualified dividend income if the Shares or ADSs with respect to which such dividends are paid are readily tradable on an established securities market in the U.S. (such as the NYSE, where our ADSs were traded until they were delisted), and we are not a PFIC in the year in which the dividend is paid (or the prior taxable year). Dividends paid to non-corporate U.S. Holders in 2023 with respect to ADSs may be eligible for taxation as qualified dividend income, and therefore be subject to tax at rates applicable to long-term capital gains, because the ADSs were traded on NYSE in 2023. It is unclear whether these reduced rates will apply to dividends paid with respect to our Shares that are not represented by ADSs. Following the delisting of our ADSs from the NYSE, any dividends paid may not be eligible for taxation as qualified dividend income. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

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

Subject to certain generally applicable limitations, which may vary depending upon a U.S. Holder’s circumstances, a U.S. Holder generally will be entitled to a credit against its U.S. federal income tax liability for Brazilian income taxes withheld from dividends on Shares or ADSs, if such taxes were paid or accrued in a taxable year beginning before December 28, 2021. A U.S. Holder will be entitled to use these foreign tax credits to offset only the portion of its U.S. tax liability that is attributable to foreign-source income. This limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. In addition, a U.S. Holder must satisfy minimum holding period requirements in order to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends. Treasury regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the “Final Treasury Regulations”), impose additional requirements for foreign taxes to be eligible for credit. We have not determined whether these requirements have been met with respect to any withholding tax imposed on dividends on Shares or ADSs. However, recent notices from the Internal Revenue Service (the "IRS") indicate that the Treasury and the IRS are considering proposing amendments to the Final Treasury Regulations and allow taxpayers, subject to certain conditions, to defer the application of many aspects of such regulations until the date when a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a credit, subject to generally applicable limitations under U.S. law, U.S. Holders may be able to elect to deduct otherwise creditable withholding taxes in computing their taxable income. An election to deduct creditable foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the taxable year. Even if the Brazilian withholding taxes on dividends are not eligible for a foreign tax credit, a U.S. Holder may be entitled to deduct such taxes, subject to applicable limitations under the Code. The rules governing foreign tax credits and deductibility of foreign taxes are complex and U.S. Holders should consult their own tax advisers regarding the availability of foreign tax credits for any amounts withheld with respect to dividends on Shares or ADSs to which the Final Treasury Regulations apply.

Sale or Other Disposition of Shares or ADSs

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of Shares or ADSs (including any sale or disposition of the underlying Share of an ADS upon the cancellation of the ADS) will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the Shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Because a U.S. Holder’s gains from the sale or exchange of Shares or ADSs will generally be treated as U.S. source income, the limitation described above may preclude a U.S. Holder from claiming a credit for all or a portion of the foreign taxes imposed on any such gains. In addition, in taxable years to which they apply, the Final Treasury Regulations generally will preclude U.S. Holders from claiming a foreign tax credit with respect to any tax imposed on gains from the disposition of shares by a jurisdiction, such as Brazil, that does not have an applicable income tax treaty with the United States, although certain of such taxes may be applied to reduce the amount realized by the U.S. Holder on the disposition. However, as discussed above, recent notices from the IRS indicate that the Treasury and the IRS are considering proposing amendments to the Final Treasury Regulations and allow taxpayers, subject to certain conditions, to defer the application of many aspects of such regulations until the date when a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance).

The rules governing foreign tax credits are complex and, therefore, U.S. Holders are urged to consult their own tax advisers regarding the creditability or deductibility of any Brazilian tax in their particular circumstances (including any applicable limitations).

Passive Foreign Investment Company Rules

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2023. However, PFIC status depends on the composition of a company’s income and assets and, for so long as a company is "publicly traded" for purposes of the PFIC rules, the market value of its assets from time to time. After our ADSs are delisted from the NYSE, we might not be considered "publicly traded" for purposes of the PFIC rules. If certain conditions are met, we or certain of our shareholders may elect to determine our PFIC status by reference to the adjusted basis in our assets or those of our subsidiaries. Accordingly, there can be no assurance that the Company will not be a PFIC for the current or any subsequent taxable year.

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

I.    Subsidiary Information

Not applicable.

J.    Annual Report to Security Holders

Not applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risks

Overview

We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign currency fluctuations. Information relating to quantitative and qualitative disclosures about these market risks is described below.

Derivative Financial Instruments to Hedge Foreign Market Risks

We classify derivative financial instruments as “financial” derivatives and “operating” derivatives. Financial derivatives include swaps or forwards used to hedge exchange rate or interest rate risks related to loans, financing, debt securities and loans between related parties. Operating derivatives include forward contracts used to hedge the exchange rate risk of our operational activities (such as import and export transactions).

The table below sets forth the balances of financial derivatives as of the dates indicated:

	Fair Value(2)			Gain (Loss) (Adjustment MTM)
	As of December 31,			As of December 31,
	2023	2022	2021	2023	2022	2021
	(in millions of R$)
Type of transaction
Swap contracts(1)
Asset position:
Long position in U.S. dollars	876.7	6,108.5	6,882.0	19.5	34.9	978.4
Liability position:
CDI floating rate:
Short position in CDI	(824.3)	(6,874.3)	(6,348.4)	-	(697.7)	(823.9)
Forward contracts (3)
Net exchange position vs. pounds sterling	(103.5)	(31,1)	(17.2)	(62.9)	(14.1)	(0.1)
Total net financial derivatives	(51.2)	(796.9)	516.4	(43.5)	(676.9)	154.4

(1)   Swap transactions consist of swapping the exchange rate fluctuation for a percentage of the floating rate Interbank Deposit Rate (CDI rate) — post-fixed CDI rate — in the case of Brazil.

(2)   Fair value refers to the value of outstanding contracted derivatives recognized in balance sheets.

(3)   Forward operations consist of hedging against exchange variation through operations involving various currencies against the pound sterling.

As of December 31, 2023, 2022 and 2021, for derivatives maintained by us and our subsidiaries, since our derivative financial instrument contracts are entered into directly with financial institutions and not through a stock exchange, there are no margin calls deposited as guarantees of these transactions.

Foreign Currency Exchange Rate Risk

We are exposed to the exchange risk resulting from financial instruments in currencies other than their functional currencies, as well as operating cash flows in foreign currencies. To reduce this exposure, policies were implemented to hedge against foreign exchange risk. These policies set maximum exposure levels with regard to these risks.

The treasury procedures defined by the current policies include quarterly projection and assessment of our consolidated foreign exchange rate exposure, on which management’s decision-making is based. Our foreign exchange hedging policy considers the amounts of foreign currency of receivables and payables balances from commitments already assumed and recorded in the financial statements, as well as future cash flows associated with transactions predicted to be highly probable with an average term of up to twelve months.

On August 28, 2023, Natura Cosméticos, Natura &Co, Natura &Co Luxembourg and the trustee of the ESG Notes entered into a first supplemental, effecting the substitution of Natura Cosméticos for Natura &Co Luxembourg as the issuer under the ESG Notes, in accordance with the terms of the ESG Notes indenture. As a result of the substitution, Natura Cosméticos became an additional guarantor under the ESG Notes.

Our debt denominated in U.S. dollars was included in a hedge accounting structure, to hedge against variations in payments arising from exchange rate and interest rate risks. Considering the substitution of the issuer of the ESG Notes described above and given that the functional currency of Natura &Co Luxembourg is the U.S. dollar, the protected risk was no longer eligible within the hedge accounting structure and, consequently, we proceeded with the derecognition of this structure. As a result, the amount of R$4,958.3 million, previously recognized in the liabilities of the subsidiary Natura Cosméticos, was derecognized and recognized in the subsidiary Natura &Co Luxembourg. Losses recognized in other comprehensive income of R$700.8 million, before tax effects, were reclassified to the statement of profit and loss for the nine-month period ended September 30, 2023, as a financial expense. Additionally, the derivatives liability position of R$1,380.4 million was settled with the corresponding financial institutions in September 2023.

Sensitivity Analysis

Our foreign exchange risk sensitivity analysis considers, in addition to the assets and liabilities with exposure to fluctuations in exchange rates recorded in the balance sheet, the fair value of the financial instruments entered into by us to hedge certain exposures as of December 31, 2023 and 2022, as set forth in the table below:

	As of December 31,
	2023	2022
	(in millions of R$)
Borrowing and financing in foreign currency in Brazil (1)	—	(5,252.4)
Trade accounts receivable in foreign currency in Brazil	328.3	521.4
Trade accounts payable in foreign currencies in Brazil	(158.5)	(15.2)
Fair value of financial derivatives	(38.4)	6,101.4
Net asset exposure	131.4	1,355.2

(1)   Excluding transaction costs.

This analysis considers only financial assets and liabilities recorded in Brazil in foreign currency, since exposure to the foreign exchange rate variation in other countries is close to zero. The following table shows the projection of the incremental loss that would have been recognized in profit or loss for the subsequent year, if the current net foreign exchange exposure remains static, based on the following scenarios:

	Scenario (R$4.8413 for U.S.$1.00)	Scenario (R$4.8953 for U.S.$1.00)	Scenario I (R$3.6715 for U.S.$1.00)	Scenario II (R$2.4477 for U.S.$1.00)
Operation/Instrument	Brazilian Real	Probable	Depreciation 25%	Depreciation 50%
Assets denominated in U.S.$
Fair value of financial derivatives	(38.4)	(38.9)	(29.1)	(19.4)
Trade accounts payable in foreign currency in Brazil	328.3	332.0	249.0	166.0

Liabilities denominated in U.S.$
Trade accounts payable in foreign currencies in Brazil	(158.5)	(160.3)	(120.2)	(80.1)
Impact on net income and shareholders’ equity	131.4	1.5	(31.8)	(65.0)

The probable scenario considers future U.S. dollar rates for a 90-day term according to quotations obtained at the B3 as of December 31, 2023, and in line with the first maturities of financial instruments with an exchange rate exposure of R$4.8953 / U.S.$1.00. Scenarios I and II consider an increase/decrease in the US dollar of 25% (R$3.6715 / U.S.$1.00) and 50% (R$2.4477 / U.S.$1.00), respectively.

Interest Rate Risk

Interest rate risk arises from short and long-term investments, borrowing, financing and debentures. Financial instruments issued at variable rates expose us to cash flow risk associated with interest rates. Financial instruments issued at fixed rates expose us to the fair value risk associated with the interest rate.

Our cash flow risk associated with interest rate arises from short-term and long-term investments, borrowing and financing issued at floating rates. Our indebtedness is, for the most part, tied to floating interest rates. Short-term investments are adjusted by the certificate interbank deposits rate, or “CDI rate,” whereas borrowing and financing are adjusted by the CDI and fixed rates, according to the contracts entered into with financial institutions and through the negotiation of securities with investors in that market.

Sensitivity Analysis

As of December 31, 2023, there are borrowing, financing and debentures contracts denominated in foreign currency that are linked to interest swap agreements, changing the applicable index rate to the CDI rate. Accordingly, our risk becomes the exposure to the variation of the CDI rate. The following table presents the exposure to interest rate risks of transactions related to the CDI rate, including derivative transactions (borrowing, financing and debentures in Brazil were considered in full, given that 99.4% of the amount is pegged to the CDI rate):

As of December 31, 2023
(in millions of R$)
Total borrowing, financing and debentures - in local currency	(6,111.7)
Operations in foreign currency with derivatives pegged to the CDI rate (1)	52.3
Short-term investments	5,661.4
Net exposure	(397.9)

(1)   Refers to transactions involving derivatives related to the CDI rate to hedge the borrowing, financing and debentures arrangements raised in foreign currency in Brazil.

The sensitivity analysis considers the exposure of borrowing, financing and debentures, net of short-term investments, pegged to the CDI rate. The following tables show the projection of incremental loss that would have been recognized in profit or loss for the following year, assuming that the current net liability exposure is static and the following scenarios:

Description	Company Risk	Probable scenario	Scenario II	Scenario III
Net liability	Rate increase	(5.7)	40.2	86.1

The probable scenario considers future interest rates for a 90-day term according to quotations obtained at the B3 as of December 31, 2023, and in line with the first maturities of financial instruments with exposures to interest rates. Scenarios II and III consider an increase interest rates by 25% (14.13% per year) and 50% (16.95% per year), respectively, over a CDI rate of 11.30% per year.

Derivative Instruments Designated for Hedge Accounting

Cash-Flow Hedges

We formally designated our operations subject to hedge accounting for derivative instruments to hedge borrowings, financing and debentures denominated in foreign currency and other expenses, for derivative instruments contracted to hedge the purchase of nationalized materials of our subsidiaries.

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

We established a hedge ratio of 1:1 for the hedge relationships, as the underlying risks of the contracts are identical to the protected risk components. To test the effectiveness of the hedge, we use the hypothetical derivative method and compare the changes in the fair value of the hedging instruments with the changes in the fair value of the hedged items attributable to the hedged risks.

The sources of ineffectiveness of the hedge, which have historically been immaterial, may come from: (i) differences in the timing of cash flows from hedged items and hedging instruments; (ii) different indices (and, consequently, different curves) associated with the hedged risk of hedged items and hedging instruments; (iii) counterparty credit risk having a different impact on fair value movements of hedging instruments and hedged items; and (iv) changes in the expected amount of cash flows from hedged items and hedging instruments.

For years ending on December 31, 2023 and 2022, we designated for hedge accounting the derivative instruments (forward swap) contracted in May 2021, which hedge against the variation in the payments of principal amount and interest in U.S. dollars associated with the ESG Notes, making the payments fixed at the CDI rate plus spread. Due to the fact that Natura &Co Luxembourg became the substitute issuer of the ESG notes, the protected risk was no longer eligible within the hedge accounting structure, and, consequently, we proceeded with the derecognition of the structure.

As of December 31, 2023, the net position of derivative instruments designated as cash flow hedges consists exclusively of operational derivatives and is detailed below:

	Hedged item	Notional currency	Fair Value	Gain (loss) in the year	Gain (loss) in the year
	(in millions of R$)
Currency swap – U.S.$/R$ - Natura Cosméticos	Currency and interest rate	Real	(5.9)	(2.1)	763.2
Forward agreements (Avon Industria)	Currency	Real	(3.7)	(3.7)	5.4
Forward agreements (Natura Dist. Mexico)	Currency	Real	0.3	0.2	0.2
Forward agreements (Natura Industria)	Currency	Real	(21.5)	(21.5)	(22.6)
Forward agreements (Natura Holding)	Currency	Real	1.7	0.5	0.5
Total			(29.0)	(26.7)	746.6

Fair Value Hedges

For the years ending December 31, 2023 and 2022, the designation (which only included financial derivatives) referred to derivative instruments (swap contracts) contracted in October 2022, which hedge against the variation in interest rates associated with the second and third series of debentures from the 12th issuance of debentures, or “CRI debentures” which accrue interest at the Brazilian IPCA rate. The effect of the hedge is to replace the exposure to the IPCA rate with exposure to the CDI rate, plus a spread in each case.

The type of hedge relationship applied to such instruments is fair value hedge, which is used to offset variations arising from changes in the fair value of the liability attributable to the specific risk.

There is an economic relationship between protected items and hedging instruments, as the terms of the contracts correspond to terms associated with the contracted debt. We established a hedge ratio of 1:1 for the hedge relationships, as the underlying risks of the contracts are identical to the protected risk components.

To test the effectiveness of the hedge, we use the sensitivity test, measuring the variation using the offset method in U.S. dollars. Sources of ineffectiveness, historically immaterial, may arise from: (i) reductions or modifications of the protected item (debt payment); (ii) changes in our credit risk or the counterparty to the contracts; (iii) changes in the spread over IPCA in the swap.

As of December 31, 2023, the net position of derivative instruments designated as fair value hedges consists exclusively of financial derivatives and is detailed below:

	Item protected	Reference currency (Notional)	Fair Value
	(in millions of R$)
Fair Value	Interest Rate	Real	52.3
Total			52.3

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

Fees and Expenses

The holder of an ADS may have to pay the following fees and charges related to services in connection with the ownership of the ADS up to the amounts set forth in the table below:

Persons Depositing or Withdrawing Shares or ADS Holders Must Pay:	For:
U.S.$5.00 (or less) per 100 ADSs (or portion thereof)	Delivery of ADSs, including deliveries resulting from a distribution of shares or rights
Surrender of ADSs and withdrawal of deposited securities, including if the Natura &Co Holding deposit agreement terminates
U.S.$0.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the ADS Depositary to ADS holders
U.S.$0.05 (or less) per ADS per calendar year	ADS Depositary services
Registration or transfer fees	Transfer and registration of shares on Natura &Co Holding’s share register to or from the name of the ADS Depositary or its agent when you deposit or withdraw shares
Expenses of the ADS Depositary	Cable (including SWIFT) and facsimile transmissions fees (when expressly provided in the Natura &Co Holding deposit agreement)
Converting foreign currency to U.S. dollars
Taxes and other governmental charges the ADS Depositary or the custodian have to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any other charges incurred by the ADS Depositary or its agents for servicing the deposited securities	As necessary

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

Direct and Indirect Payments

From time to time, the ADS Depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the ADS Depositary, or share revenue from the fees collected from ADS holders. For the year ended December 31, 2023, such payments and reimbursements received from BNYM amounted to U.S.$1.0 million, net of taxes.

Under certain circumstances, including the removal of BNYM as depositary, we are required to repay to BNYM amounts reimbursed in prior periods.

Termination of our ADS Program

On April 10, 2024, we announced the termination of our ADS program. On the same date, the ADS Depositary issued a notice of termination to holders and beneficial owners of ADSs. The effective date of termination of the deposit agreement for our ADS program and of the ADS program will be August 7, 2024.

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

Based on this evaluation, our principal executive and principal financial officers concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2023, to ensure that information required to be disclosed under the Exchange Act is recorded, authorized, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and the information required to be disclosed is accumulated and communicated, in order to allow timely decisions regarding required disclosure.

We are committed to maintaining strict internal controls and recognize that an environment with effective controls generates transparency and security for our stakeholders.

B.    Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. The Company’s internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with the IFRS Accounting Standards. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation in accordance with the IFRS Accounting Standards. Our management, under the supervision and with the participation of our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2023. Management reviewed the results of its assessment with our Audit Committee. The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm, as stated in its report.

Under the supervision and with the participation of our management, including our principal executive and principal financial officers, we assessed as of December 31, 2023, the effectiveness of our internal control over financial reporting. This assessment was based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on our assessment using those criteria, our management concluded that our internal control over financial reporting as of December 31, 2023, was effective.

C.    Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Auditores Independentes Ltda., the independent registered public accounting firm that has audited our consolidated financial statements, has issued an audit report on the financial statements and internal control over financial reporting as of December 31, 2023, as stated in their report, which is included herein.

D.   Changes in Internal Control over Financial Reporting

Our management has evaluated, with the participation of our principal executive and principal financial officers, whether any changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2023 have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on this evaluation, our management has concluded that no such changes have occurred.

Item 16.  Reserved
Item 16A.  Audit Committee Financial Expert

The board of directors has determined that one of the members of our audit committee, Gilberto Mifano, is an “Audit Committee Financial Expert” and meets the requirements set forth by the SEC. He is also deemed independent under the applicable Brazilian law and the regulations of the SEC. For more details about the audit committee see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of Our Board of Directors—Audit, Risk Management and Finance Committee.”

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

Item 16C.  Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, during the years ended December 31, 2023 and 2022. Our independent registered public accounting firm was PricewaterhouseCoopers Auditores Independentes Ltda. (PCAOB ID: 1351) for the years ended December 31, 2023 and 2022:

	For the Year Ended December 31,
	2023	2022
	(in thousands of reais)
Audit fees	66,391.1	68,349.8
Audit related fees(1)	260.3	18,395.7
Tax fees(2)	39.9	866.7
All other fees(3)	97.8	235.3
Total	66,789.2	87,847.4

(1)   Audit related fees include fees for services that can only be reasonably provided by our independent auditors.

(2)   Relates to services regarding tax compliance.

(3)   All other fees related to services on specific issues.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Under the listed company audit committee rules of the SEC, we must comply with Rule 10A-3 under the Exchange Act, which requires that we establish an audit committee composed of members of the board of directors that meets specified requirements. The SEC has recognized that, for foreign private issuers, local legislation may delegate some of the functions of the audit committee to other advisory bodies. Natura &Co Holding has established a statutory audit committee. Natura &Co Holding’s By-Laws have established an audit, risk management and finance committee that meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The statutory audit committee is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. See “Item 6A. Directors and Senior Management—C. Board Practices—Audit, Risk Management and Finance Committee” for a description of our audit committee.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.  Corporate Governance

See “Item 6. Directors and Senior Management and Employees—C. Board Practices”.

Item 16H.  Mine Safety Disclosure

Not applicable.

Item 16I.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies

We have adopted an Information Disclosure and Securities Trading Policy that governs the trading in our securities by our directors, officers and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Information Disclosure and Securities Trading Policy is included as Exhibit 11.2 to this annual report. Since its effective date, we have not waived compliance with our statement of trading policies.

Item 16K.  Cybersecurity

Cybersecurity Risk Management Framework

Cybersecurity risk management is an integral part of our overall Enterprise Risk Management, or “ERM,” program. Our Cybersecurity Risk Management program, or “CRM,” is designed to align with the NIST Cybersecurity Framework, which provides a framework for handling cybersecurity threats and risks, including those associated with the provision of applications and services by third-party vendors, and to facilitate coordination across different departments of our company. This framework includes steps for assessing the severity of a cybersecurity risk, identifying the source of a cybersecurity risk including whether the cybersecurity risk is associated with a third-party service provider, implementing cybersecurity countermeasures and mitigation strategies and informing management and our board of directors of material cybersecurity risks, threats and incidents.

Our CRM is designed to ensure that cybersecurity risk is visible and integrated into our business units operating the assets and processes covered by the program. As part of this integration, our Cyber Hub (as defined below) facilitates risk management at the Natura &Co level, measuring and monitoring cyber risks on a frequent and consolidated basis. In addition, we have created a risk taxonomy with 20 sub-risks based on the functions of the NIST Cybersecurity Framework (identification, protection, detection, response and recovery). For each of these risks, at least one control has been identified and will be constantly measured through performance and risk indicators. As of the date of this annual report, certain of these controls are yet to be implemented and/or fully matured.

Examples of the key cyber risks and corresponding controls include the following:

  Compromise of Unmanaged Assets / Primary Control: Asset Management;
  Inappropriate Cybersecurity Governance / Primary Controls: Policy review framework, Control assurance framework;
  Third Party – Supply Chain Cyber Risks / Primary Control: Vendor risk management;
  Unauthorized Access / Primary Controls: Privileged Access Management, User Access Reviews;
  Insufficient awareness and/or training / Primary Control: Phishing exercises and Awareness trainings;
  Risk to corporate data’s confidentiality, integrity and/or availability (Data Security) / Primary Controls: Cloud posture and compliance management, Vulnerability and patch management, Pentest and Red teaming, DevSecOps;
  Insufficient security or resilience of systems / Primary Controls: CDN/WAF/Bot detection, AV protection, EDR protection, Network monitoring, Data Leak Prevention;
  Failure to detect an attack / Primary Control: SOC service; and
  Inappropriate incident response and recovery / Primary Controls: Incident response training, DC and DR plans review and testing, Restore tests.

Moreover, in order to reduce the risk of supply chain attacks, we have implemented a third-party risk management policy, that sets forth processes for: (i) triage of new and existing third-party vendors, which allows for risk profiling and assurance monitoring; (ii) training on the conduct of business with third-party vendors; (iii) additional cybersecurity contractual provisions; and (iv) risk reporting within our cybersecurity risk governance structure.

Reporting of our most relevant risks is performed in each business unit within its own risk map. The Natura &Co group’s risk map, which is reported as part of our ERM, comprises a consolidated view of the business units’ risk maps. Risk maps used in our program typically classify a business unit or the Natura &Co group’s overall maturity level, the evolution of monitored risks over time and status of mitigatory actions. Risk tolerance levels are determined by our cybersecurity steering committees, in conformity with our cyber improvement program’s guidelines and taking into account factors potentially affecting the efficacy of our controls, such as business unit-specific risk factors, incidents, the external threat environment, audit findings and project improvement activity.

Control testing within Natura &Co’s security risk framework is done using a specific set of NIST questions to evaluate the maturity and efficacy of these controls, which input is then added to the performance indicators that track effectiveness of the control measures. Risk assessments at the Natura &Co group and business units’ levels are updated quarterly and reviewed by the respective business unit cybersecurity board and/or the Natura &Co cyber and data privacy board, as applicable.

Board Oversight of Cybersecurity Risks

In February 2022 following the appointment of a global Chief Information Security Officer, or “CISO,” for Natura &Co in 2021, all security functions from each business unit were combined into a central cybersecurity hub, or the “Cyber Hub.” Each of our business unit’s separate cybersecurity projects have also been consolidated into a single program under the Cyber Hub, leveraging the efficiencies and enhanced capability of stronger global teams and centralized budgets. Through the work of our Cyber Hub, we continuously monitor the maturity and improve the effectiveness of our cybersecurity framework in each of our business units. The Cyber Hub also engages third-party security experts to provide independent risk and maturity assessment and system enhancements~~.~~

Our board of directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to the Audit, Risk Management and Finance Committee of the board of directors. The Audit, Risk Management and Finance Committee is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement policies, processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. Natura &Co’s Cybersecurity Policies and Standards are reviewed at least annually. Management, including the CISO and our cybersecurity team, regularly update the Audit, Risk Management and Finance Committee on our cybersecurity programs, material cybersecurity risks and mitigation strategies, and also report to our full board of directors, at least annually, on topics including third-party assessments of the company’s cybersecurity program, developments in cybersecurity and updates to the company’s cybersecurity programs and mitigation strategies.

Management’s Role and Expertise In Assessing and Managing Cybersecurity Risks

Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our CISO, who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents.

Each business unit has a dedicated Business Information Security Officer, or “BISO,” tasked with monitoring and mitigating cybersecurity risks through improvements and services provided by the Cyber Hub. In addition, BISOs are responsible for raising cyber risks with asset and business owners and to support prioritization of mitigation plans, assessing the maturity of controls and evaluating KPI’s within the business unit as well as managing remediation through the Business Unit Cybersecurity Steering Committee.

Our Natura &Co Group CISO has decades of extensive leadership and cybersecurity experience, including as the Security & Information Director at HM Revenue & Customs, CISO EMEA at Sumitomo Mitsui Banking Corporation, and Group CISO at International Airlines Group. Our Natura Latam BISO has served in several cybersecurity management roles at various Brazilian and multinational organizations over the past 20 years. Our Avon International BISO is a Certified Information Systems Security Professional (CISSP), having served in several cybersecurity and information technology GRC (Governance, Risk and Compliance) management roles at various multinational organizations for over 15 years.

Security Operations and Incident Response

Serving under our cybersecurity leadership are several teams that play distinct roles in our cybersecurity program. Our cybersecurity strategy team is responsible for creating and maintaining the overall strategy, policies and standards and for the effective execution of the risk management processes by crafting key risk indicators in consultation with the CISO and BISOs. The evolution of the risk environment is monitored and reported quarterly to the CISO and BISOs, while enterprise risk management reporting is provided upon request. The cybersecurity strategy team also provides training to all employees annually. The assurance team acts as a second line of defense by evaluating the maturity and effectiveness of controls, through the definition and assessment of key performance indicators. The operations and engineering teams ensure the quality and effectiveness of technical controls. The cybersecurity program team manages project delivery to implement and improve cybersecurity controls and reduce risks.

We monitor cybersecurity threats through our security operations center, which includes a joint security operation with a reputable information security third-party supplier. The security operations center detects suspicious activities and monitors indicators of potential attacks within the organization’s systems, networks, and remote connections, as well as atypical usage of accounts and malicious behavior, by using tools that correlate events and audit log information from various sources combined with threat intelligence mechanisms that proactively hunt for indicators of compromise. In addition, an in-house security operations specialist is tasked with the coordination and management of detected threats through our documented threat management processes and procedures. Any potentially harmful events detected generates a timely response by the security operations center, through a documented triage and response process. We also conduct incident management training on a regular basis in order to test and improve incident response procedures.

Independent Assessment of the Natura &Co Cybersecurity Risk Management Program

Cybersecurity across Natura &Co is audited by a number of internal and external parties, Natura &Co Internal Audit function and internal functions responsible for second-line defense within the organization, such as the internal controls function of Natura Cosméticos and Avon.

Natura &Co annually commissions an independent assessment of its cybersecurity program using a standardized methodology based on the NIST framework. In 2023, a maturity assessment of our cybersecurity controls was measured against the NIST framework by a reputable third-party security specialist firm, showing a significant improvement in maturity of all NIST domains compared to prior years. Action plans are in place to further improve maturity across all NIST domains.

Significant Cybersecurity Incidents

In the fiscal years ended December 31, 2023, 2022 and 2021, we did not identify any cybersecurity incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident.

In June 2020, we became aware that Avon was exposed to a cyber-incident which interrupted some of Avon’s systems and partially affected its operations without material impacts. Avon contained the incident and by mid-August 2020 it had re-established all of its core business processes and resumed operations in all its markets, including all of its distribution centers. Following this incident, Avon strengthened procedures and controls with the support of external cybersecurity and IT general controls specialists and accelerated its investment in IT infrastructure to strengthen its cybersecurity controls.

For more information about these risks, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in Which We Operate—Interruption in our main information technology, or “IT” systems could adversely affect our business, financial conditions, operating results and reputation, and increase our costs” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in Which We Operate—We could be the target of attempted cyber threats in the future, which could adversely affect our business” in this annual report.

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

4.3

Indenture of 6.000% Notes due 2029 of Natura &Co Luxembourg Holdings S.à r.l., dated as of April 19, 2022, between Natura &Co Luxembourg Holdings S.à r.l., as issuer, Natura Cosméticos S.A. and Natura &Co Holdings S.A., as guarantors, and The Bank of New York Mellon, as trustee, registrar, transfer agent and paying agent (incorporated by reference to Exhibit 4.3 of Annual Report on Form 20-F filed with the SEC on May 1, 2023 (Registration No. 001-39169)).

4.4

English Language Summary of Natura Cosméticos Indenture for the 11th issuance of Debentures (incorporated by reference to Exhibit 4.4 of Annual Report on Form 20-F filed with the SEC on May 1, 2023 (Registration No. 001-39169)).

4.5

English Language Summary of Natura Cosméticos Indenture for the 12th issuance of Debentures (incorporated by reference to Exhibit 4.5 of Annual Report on Form 20-F filed with the SEC on May 1, 2023 (Registration No. 001-39169)).

Exhibit No.	Exhibit
4.6

Revolving Credit and Guaranty Agreement, dated as of November 10, 2022, between Natura &Co Luxembourg Holdings S.à r.l., as Borrower, Natura Cosméticos S.A. and Natura &Co Holding S.A., as Guarantors, HSBC Bank USA, National Association, as Administrative Agent, and the joint bookrunners and lenders party thereto (incorporated by reference to Exhibit 4.6 of Annual Report on Form 20-F filed with the SEC on May 1, 2023 (Registration No. 001-39169)).

4.7

First Supplemental Indenture dated as of August 28, 2023, between Natura &Co Luxembourg Holdings S.à r.l., as substituted issuer, Natura Cosméticos S.A., as outgoing issuer and additional guarantor, Natura &Co Holdings S.A., as existing guarantor, and The Bank of New York Mellon, as trustee, registrar, transfer agent and paying agent to the Indenture of 4.125% Notes due 2028 of Natura Cosméticos S.A., dated as of May 3, 2021, between Natura Cosméticos S.A., as issuer, Natura &Co Holding S.A., as guarantor, and The Bank of New York Mellon, as trustee, registrar, transfer agent and paying agent.

4.8

Second Supplemental Indenture dated as of September 25, 2023, between Natura &Co Luxembourg Holdings S.à r.l., as issuer, Natura Cosméticos S.A. and Natura &Co Holdings S.A., as guarantors, and The Bank of New York Mellon, as trustee, registrar, transfer agent and paying agent to the Indenture of 4.125% Notes due 2028 of Natura Cosméticos S.A., dated as of May 3, 2021, between Natura Cosméticos S.A., as issuer, Natura &Co Holding S.A., as guarantor, and The Bank of New York Mellon, as trustee, registrar, transfer agent and paying agent.

4.9

First Supplemental Indenture of dated as of September 25, 2023, between Natura &Co Luxembourg Holdings S.à r.l., as issuer, Natura Cosméticos S.A. and Natura &Co Holdings S.A., as guarantors, and The Bank of New York Mellon, as trustee, registrar, transfer agent and paying agent to the Indenture of 6.000% Notes due 2029 of Natura &Co Luxembourg Holdings S.à r.l., dated as of April 19, 2022, between Natura &Co Luxembourg Holdings S.à r.l., as issuer, Natura Cosméticos S.A. and Natura &Co Holdings S.A., as guarantors, and The Bank of New York Mellon, as trustee, registrar, transfer agent and paying agent.

8.1	List of Subsidiaries.
11.1

English translation of the Code of Conduct of Natura &Co Holding S.A. (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F filed with the SEC on April 19, 2021 (File No.: 001-39169)).

11.2	Information Disclosure and Securities Trading Policy of Natura &Co Holding S.A. (incorporated by reference to our current report on Form 6-K furnished to the SEC on July 11, 2023).
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer.
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Principal Financial Officer.
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Principal Executive Officer.
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Principal Financial Officer.
97.1	Clawback Policy
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

†              Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NATURA &CO HOLDING S.A.

May 13, 2024

By:	/s/ Fábio Colletti Barbosa
Name: Fábio Colletti Barbosa
Title: Chief Executive Officer

By:	/s/ Guilherme Strano Castellan
Name: Guilherme Strano Castellan
Title: Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Natura &Co Holding S.A. as of December 31, 2023 and 2022 and for the Years Ended December 31, 2023, 2022 and 2021
Independent Registered Public Accounting Firm Report of PricewaterhouseCoopers Auditores Independentes Ltda. (PCAOB ID: 1351)	F-3
Consolidated Statement of Financial Position as of December 31, 2023 and 2022	F-6
Consolidated Statement of Profit or Loss for the years ended December 31, 2023, 2022 and 2021	F-7
Consolidated Statement of Comprehensive Income for the years ended December 31, 2023, 2022 and 2021	F-8
Consolidated Statement of Changes in Shareholders’ Equity for the years ended December 31, 2023, 2022 and 2021	F-9
Consolidated Statement of Cash Flows for the years ended December 31, 2023, 2022 and 2021	F-10
Notes to the Consolidated Financial Statements	F-11

F-1

Natura &Co Holding S.A.

Consolidated Financial Statements as of

December 31, 2023 and 2022 and for the

Years Ended December 31, 2023, 2022 and 2021 and

Report of independent registered public accounting firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Natura &Co Holding S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Natura &Co Holding S.A. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of profit or loss, comprehensive income, changes in shareholder's equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and, 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Impairment test of indefinite useful lives intangible assets in the group of cash-generating units Avon International

As described in Note 16(a) to the consolidated financial statements, as of December 31, 2023 the total balance of intangible assets with indefinite useful lives in the group of the cash-generating units ("CGUs") called Avon International, including goodwill from business combinations allocated to this group of CGUs, was R$ 4,128 million. As of December 31, 2023, the carrying amount of the Company’s net assets was above its market capitalization. Additionally, as disclosed in Notes 16 (a) and 24 to the consolidated financial statements, the group of CGUs Avon International has reported recurring losses, and a goodwill impairment in the amount of R$ 282 million was recognized on 31 December 2022. Management performs impairment tests of indefinite useful lives intangible assets (including goodwill) at least annually, or more frequently if events or circumstances indicate that the carrying value of goodwill and intangible assets with indefinite useful lives may be impaired. An impairment loss is recognized if the recoverable amounts of an asset, a CGU, or a group of CGUs are above their carrying amounts. The Company determined the recoverable amount based on value in use, using a discounted cash flow model. The cash flow projections used by management to estimate the recoverable amount of the group of CGUs Avon International included significant judgments and assumptions relating to revenue growth rates, perpetuity growth rate, operating margin, and discount rate.

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

Realization of the deferred income tax assets of the subsidiary Avon Cosmetics Manufacturing S. de R.L. de C.V (“Avon Mexico”)

As described in Note 11.1 to the consolidated financial statements, as of December 31, 2023, the balances of deferred tax assets (“DTA”), comprising income tax and social contribution, arising from prior years' net operating losses and temporary differences relating to the subsidiary Avon Mexico, was R$ 376 million. Management assesses the realization of the DTA’s balances at the end of each reporting period. Deferred income tax assets are recognized to the extent that management concludes it is probable that sufficient taxable profit will be available to allow the tax assets to be realized, also taking into consideration the monitoring of initiatives (which also involve the restructuring of operations in the Latin America) that were approved at the highest levels of governance. Management's estimate included significant judgments, assumptions, and the interpretation of tax laws and regulations in effect.

The principal considerations for our determination that performing procedures relating to the realization of deferred tax assets of the subsidiary Avon Mexico is a critical audit matter are (i) a high degree of auditor judgment, subjectivity, and effort in evaluating management’s assessment of the realization of deferred tax assets through the assessment of the Company's ability to generate sufficient future taxable income, reversal of temporary differences mainly due to interpretation of tax laws and regulations in effect; (ii) significant audit effort was required in assessing the significant judgments and the interpretation of tax laws and regulations in effect, including assessing legal opinions provided by management’s experts; and (iii) the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of the realization of the deferred tax assets. These procedures also included, among others; (i) testing management’s process to assess its ability to generate sufficient future taxable income; (ii) evaluating the appropriateness of the approach utilized for estimating the future taxable income; (iii) testing the completeness and accuracy of the underlying data used in the calculations; (iv) evaluating the accuracy of the data used for purposes of estimating the future taxable income; and (v) evaluating the completeness, accuracy and sufficiency of disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of the reasonableness of the tax rate utilized in the future taxable income estimate, the accuracy and completeness of the carryforward net operating losses and temporary differences and in assessing the tax laws and regulations in effect.

/s/PricewaterhouseCoopers

Auditores Independentes Ltda.

São Paulo, Brazil

May 13, 2024

We have served as the Company's auditor since 2020.

NATURA &CO HOLDING S.A.

STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2023 AND 2022
(In thousands of Brazilian reais - R$)

	Note	Consolidated			Note	Consolidated
ASSETS		2023	2022	LIABILITIES AND SHAREHOLDERS' EQUITY		2023	2022

CURRENT				CURRENT
Cash and cash equivalents	6	3,750,944	4,195,713	Borrowings, financing and debentures	18	163,844	331,151
Short-term investments	7	4,024,056	1,800,439	Lease	17	298,600	878,448
Trade accounts receivable	8	3,524,395	3,502,399	Trade accounts payable and reverse factoring operations	19	5,302,478	6,375,930
Accounts receivable - sale of subsidiary	1.2	22,915	-	Dividends and interest on shareholders' equity payable	23	294,231	260
Inventories	9	3,087,395	4,516,874	Payroll, profit sharing and social charges		1,019,688	1,276,977
Recoverable taxes	10	608,530	911,410	Tax liabilities	20	634,760	828,125
Income tax and social contribution		175,563	196,143	Income tax and social contribution		908,442	70,294
Derivative financial instruments	5	188,997	235,114	Derivative financial instruments	5	329,676	1,613,968
Other current assets	14	604,427	763,384	Provision for tax, civil and labor risks	21	491,301	463,655
		15,987,222	16,121,476	Other current liabilities	22	970,479	1,499,060

Assets held for sale	13	-	51
Total current assets		15,987,222	16,121,527	Total current liabilities		10,413,499	13,337,868

NON-CURRENT				NON-CURRENT
Accounts receivable - sale of subsidiary	1.2	806,582	-	Borrowings, financing and debentures	18	5,947,858	13,261,135
Recoverable taxes	10	1,112,407	1,356,868	Lease	17	851,840	2,392,289
Deferred income tax and social contribution	11	2,200,695	3,519,515	Payroll, profit sharing and social charges		16,069	26,152
Judicial deposits	12	408,030	457,550	Tax liabilities	20	127,194	117,358
Derivative financial instruments	5	89,453	773,251	Deferred income tax and social contribution	11	328,090	934,414
Long-term investments	7	36,698	35,235	Income tax and social contribution		380,176	448,532
Other non-current assets	14	1,027,679	1,252,437	Derivative financial instruments	5	-	191,274
		5,681,544	7,394,856	Provision for tax, civil and labor risks	21	875,291	873,618
				Other non-current liabilities	22	686,533	751,566
				Total non-current liabilities		9,213,051	18,996,338

				TOTAL LIABILITIES		19,626,550	32,334,206
Property, plant and equipment	15	3,457,574	4,966,150
Intangible	16	16,569,866	23,260,970	SHAREHOLDERS' EQUITY	23
Right of use	17	1,050,809	2,941,887	Capital stock		12,484,515	12,484,424
				Treasury shares		(164,236)	(262,360)
Total non-current assets		26,759,793	38,563,863	Capital reserves		10,466,501	10,540,885
				Legal Profit Reserve		780,308	-
				Retained earnings (losses)		-	(19,94,555)
				Other comprehensive income (loss)		(463,849)	1,564,340
				Shareholders' equity attributed to the Company's shareholders		23,103,239	22,332,734
				Non-controlling interest in shareholders' equity of subsidiaries		17,226	18,450
						23,120,465	22,351,184

TOTAL ASSETS		42,747,015	54,685,390	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		42,747,015	54,685,390
*The accompanying notes are an integral part of the Financial Statements.
F-6

NATURA &CO HOLDING S.A.

STATEMENT OF PROFIT OR LOSS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 and 2021
(In thousands of Brazilian reais - R$, except for earnings per share)

	Note	Consolidated
		2023	2022	2021
NET REVENUE FROM CONTINUING OPERATIONS	25	26,737,277	29,223,656	31,742,726
Cost of Sales	26	(9,675,435)	(11,770,762)	(12,531,303)

GROSS PROFIT		17,061,842	17,452,894	19,211,423

OPERATING (EXPENSES) INCOME
Selling, marketing and logistics expenses	26	(11,015,940)	(11,558,866)	(12,386,193)
Administrative, R&D, IT and project expenses	26	(4,225,027)	(5,023,626)	(5,217,633)
Impairment loss on trade receivables	8	(605,874)	(604,847)	(839,357)
Other operating income (expenses), net	29	(1,369,849)	(649,192)	(207,431)

OPERATING PROFIT (LOSS) BEFORE FINANCIAL RESULT		(154,848)	(383,637)	560,809

Financial result	29	(2,513,499)	(1,784,981)	(908,090)

PROFIT (LOSS) BEFORE INCOME TAX AND
SOCIAL CONTRIBUTION		(2,668,347)	(2,168,618)	(347,281)
Income tax and social contribution	11	86,400	(92,353)	1,297,237

(LOSS) PROFIT FROM CONTINUING OPERATIONS		(2,581,947)	(2,260,971)	949,956

DISCONTINUED OPERATIONS
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	35	5,556,457	(597,655)	90,733

NET INCOME (LOSS) FOR THE YEAR		2,974,510	(2,858,626)	1,040,689

ATTRIBUTABLE TO
The Company´s shareholders		2,973,731	(2,859,629)	1,047,960
Non-controlling shareholders		779	1,003	(7,271)

NET INCOME (LOSS) PER SHARE FOR THE YEAR FROM CONTINUING OPERATION-R$

Basic		(1.8739)	(1.6480)	0.6898
Diluted		(1.8633)	(1.6365)	0.6894

NET INCOME (LOSS) PER SHARE FOR THE YEAR -R$
Basic	30	2.1582	(2.0843)	0.7610
Diluted	30	2.1482	(2.0843)	0.7503

*The accompanying notes are an integral part of the Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 and 2021
(In thousands of Brazilian reais - R$)

	Note	Consolidated
		2023	2022	2021

PROFIT (LOSS) FOR THE PERIOD		2,974,510	(2,858,626)	1,040,689
Other comprehensive income (loss) to be reclassified to income statement in subsequent periods:
Conversion of financial statements of controlled companies abroad		(2,738,295)	(2,962,142)	(148,696)
Exchange rate effect on the conversion from hyperinflationary economy		227,027	24,956	218,227
Earnings (losses) from cash flow hedge operations	5.3	746,648	(790,479)	(210,150)
Tax effects on earnings (losses) from cash flow hedge operations	11	(251,950)	270,035	72,939

Other comprehensive income (loss) not reclassified for the income (loss) of the periods in subsequent periods:
Actuarial earnings (losses)		(23,204)	21,764	459,875
Tax effects on earnings (losses) from actuarial		9,582	(61,965)	(106,979)
Comprehensive income (loss) for the periods, net of tax effects		944,318	(6,356,457)	1,325,905

ATTRIBUTABLE TO
The Company´s shareholders		945,541	(6,353,752)	1,327,531
Noncontrolling shareholders		(1,223)	(2,705)	(1,626)
		944,318	(6,356,457)	1,325,905

*The accompanying notes are an integral part of the Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 and 2021
(In thousands of Brazilian reais - R$)

											Equity appraisal adjustment
				Capital Reserves
	Note	Capital stock	Treasury shares	Share premium	Special reserve	Additional paid-in capital	Income (loss) from transactions with non-controlling shareholders	Legal profit reserve		Retained earnings (losses)	Other comprehensive income (loss)	Shareholders' equity attributed to the company's shareholders	Non-Controlling interest in Shareholders' equity of subsidiaries	Total shareholders' equity

								Tax Incentives	Retained earnings

BALANCES AS OF JANUARY 1, 2021		12,377,999	(11,667)	10,671,605	362,059	110,537	(92,066)	113,302	6,864	(759,937)	4,585,631	27,364,327	22,781	27,387,108
Net income for the year		-	-	-	-	-	-	-	-	1,047,960	-	1,047,960	(7,271)	1,040,689
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	-	218,227	218,227	-	218,227
Other comprehensive income		-	-	-	-	-	-	-	-	-	61,344	61,344	5,645	66,989
Total comprehensive income for the year		-	-	-	-	-	-	-	-	1,047,960	279,571	1,327,531	(1,626)	1,325,905
Share repurchase		-	(174,113)	-	-	-	-	-	-	-	-	(174,113)	-	(174,113)
Loss absorption		-	-	(650,196)	-	-	-	-	-	650,196	-	-	-	-
Transactions in stock and restricted shares option plans:
Provision for stock and restricted shares option plans	23	-	-	-	-	275,632	-	-	(37,977)	-	-	237,655	-	237,655
Exercise of stock and restricted shares option plans	23	103,684	34,438	-	-	(198,767)	-	-	31,587	-	-	(29,058)	-	(29,058)
Reclassification of grant reserve - Natura Cosméticos		-	-	-	-	-	-	(113,302)	-	113,302	-	-	-	-
Dividend declared and not yet distributed		-	-	-	-	-	-	-	-	(180,772)	-	(180,772)	-	(180,772)
Constitution of tax incentive reserve		-	-	-	-	-	-	-	870,749	(870,749)	-	-	-	-
BALANCES AS OF DECEMBER 31, 2021		12,481,683	(151,342)	10,021,409	362,059	187,402	(92,066)	-	871,223	-	4,865,202	28,545,570	21,155	28,566,725
BALANCES AS OF JANUARY 1, 2022		12,481,683	(151,342)	10,021,409	362,059	187,402	(92,066)	-	871,223	-	4,865,202	28,545,570	21,155	28,566,725
Loss for the year		-	-	-	-	-	-	-	-	(2,859,629)	-	(2,859,629)	1,003	(2,858,626)
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	-	24,956	24,956	-	24,956
Other comprehensive income		-	-	-	-	-	-	-	-	-	(3,519,079)	(3,519,079)	(3,708)	(3,522,787)
Total comprehensive income for the periods		-	-	-	-	-	-	-	-	(2,859,629)	(3,494,123)	(6,353,752)	(2,705)	(6,356,457)
Share repurchase		-	(120,300)	-	-	-	-	-	-	-	-	(120,300)	-	(120,300)
Transactions in stock and restricted shares option plans:		-	-	-	-	-	-	-	-	-	-	-	-	-
Provision for stock and restricted shares option plans	23	-	-	-	-	255,756	-	-	-	-	-	255,756	-	255,756
Exercise of stock and restricted shares option plans	23	2,741	9,282	-	-	(8,708)	-	-	2,145	-	-	5,460	-	5,460
Reclassification of hyperinflationary economy adjustment effect		-	-	(126,473)	-	(58,494)	-	-	(8,294)	-	193,261	-	-	-
Loss absorption		-	-	-	-	-	-	-	(865,074)	865,074	-	-	-	-
BALANCES AS OF DECEMBER 31, 2022		12,484,424	(262,360)	9,894,936	362,059	375,956	(92,066)		-	(1,994,555)	1,564,340	22,332,734	18,450	22,351,184
BALANCES AS OF JANUARY 1, 2023		12,484,424	(262,360)	9,894,936	362,059	375,956	(92,066)	-	-	(1,994,555)	1,564,340	22,332,734	18,450	22,351,184
Net income for the year		-	-	-	-	-	-	-	-	2,973,731	-	2,973,731	779	2,974,510
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	-	227,027	227,027	-	227,027
Other comprehensive income (loss)		-	-	-	-	-	-	-	-	-	(2,255,216)	(2,255,216)	(2,003)	(2,257,219)
Total comprehensive income (loss) for the periods		-	-	-	-	-	-	-	-	2,973,731	(2,028,189)	945,542	(1,224)	944,318
Transactions in stock and restricted shares option plans:
Provision for stock and restricted shares option plans	23	-	-	-	-	122,589	-	-	-	-	-	122,589	-	122,589
Exercise of stock and restricted shares option plans	23	91	98,124	-	-	(196,973)	-	-	95,118	-	-	(3,640)	-	(3,640)
Dividends		-	-	-	-	-	-	-	-	(293,986)	-	(293,986)	-	(293,986)
Legal profit reserve		-	-	-	-	-	-	-	685,190	(685,190)	-	-	-	-
Reclassification of hyperinflationary economy adjustment effect		-	-	-	-	-	-	-	-	-	-	-	-	-
BALANCES AS OF DECEMBER 31, 2023		12,484,515	(164,236)	9,894,936	362,059	301,572	(92,066)	-	780,308	-	(463,849)	23,103,239	17,226	23,120,465
*The accompanying notes are an integral part of the Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 and 2021
(In thousands of Brazilian reais - R$)

	Note	Consolidated
		2023	2022	2021

CASH FLOW FROM OPERATING ACTIVITIES
Profit (loss) for the year		2,974,510	(2,858,626)	1,040,689
Adjustments to reconciliate profit (loss) for the periods with net cash genereted by (used in) operating activities:
Depreciation and amortization	15, 16 and 17	1,587,995	1,596,317	1,766,872
Interest and exchange variation on short-term investments	28	(977,203)	(537,289)	(264,764)
Loss from swap and forward derivative contracts	28	1,791,905	992,813	(441,554)
Increse (reversion) of provision for tax, civil and labor risks	21	71,166	28,844	(56,177)
Monetary adjustment of judicial deposits	12	(28,460)	(35,508)	(15,246)
Monetary adjustment of provision for tax, civil and labor risks	21	73,011	79,280	25,731
Income tax and social contribution		(86,400)	119,568	(1,250,013)
Income from sale and write-off of property, plant and equipment and intagible	13, 15 and 16	174,227	55,701	174,993
Interest and exchange rate variation on leases	17	187,410	115,938	202,093
Interest and exchange rate variation on borrowings, financing and debentures, net of acquisition costs	18	517,531	348,742	898,467
Adjustment and exchange rate variation on other assets and liabilities		2,777	2,757	2,198
Provision (reversal) for losses on property, plant and equipment, intangible assets and leases		22,040	34,198	89
Impairment of goodwill	29	663,892	282,921	-
Increase (reversion) of provision for stock option plans		118,858	258,475	275,632
Trade accounts receivables losses, net of reversals	8	605,874	605,995	837,298
Inventory losses, net of reversals	9	422,498	305,705	400,019
Reversion of carbon credits provision		(12,459)	(17,948)	(13,618)
Effect from hyperinflationary economy		117,553	349,859	165,826
Gain on Borrowing and financing prepayment		(206,228)	12,510	(70)
		8,020,497	1,740,252	3,748,466
DECREASE (INCREASE) IN ASSETS
Trade accounts receivable and related parties receivable		(1,137,677)	(686,691)	(645,157)
Inventories		(140,418)	485,787	(1,117,671)
Recoverable taxes		490,981	106,221	(315,458)
Other assets		(406,665)	197,023	(1,223,245)
Subtotal		(1,193,779)	102,340	(3,301,531)

INCREASE (DECREASE) IN LIABILITIES
Domestic and foreign trade accounts payable and related parties payable		(110,615)	39,730	467,538
Payroll, profit sharing and social charges, net		41,524	(19,783)	(42,274)
Tax liabilities		(8,843)	46,730	(13,232)
Other liabilities		(5,488)	(370,854)	(165,386)
Subtotal		(83,422)	(304,176)	246,646

OTHER CASH FLOWS FROM OPERATING ACTIVITIES
Payment of income tax and social contribution		(381,489)	(434,688)	(976,542)
Release of judicial deposits net of withdrawals	12 and 21	21,734	40,054	(3,893)
Payments related to tax, civil and labor lawsuits	12 and 21	(59,875)	(125,569)	(132,784)
Payments due to settlement of derivative transactions		(1,487,092)	(594,225)	(9,040)
Payment of interest on lease	17	(124,516)	(148,342)	(181,271)
Payment of interest on borrowings, financing and debentures	18	(1,067,731)	(789,592)	(764,883)
Operating Activities - discontinued operations		(5,992,000)	1,185,485	1,260,662
CASH (USED IN) GENERATED BY OPERATING ACTIVITIES		(2,347,673)	671,539	(114,170)

CASH FLOW FROM INVESTING ACTIVITIES
Additions of property, plant and equipment and intangible		(947,106)	(765,867)	(986,019)
Proceeds from sale of property, plant and equipment and intangible		524,381	14,794	114,473
Short-term investments acquisition		(18,867,618)	(12,763,990)	(11,739,911)
Redemption of short-term investments		16,744,695	12,927,831	12,325,210
Redemption of interest on short-term investments		211,979	152,398	127,416
Investing activities - discontinued operations		12,287,226	(336,953)	(493,208)
CASH (USED IN) GENERATED BY INVESTING ACTIVITIES		9,953,557	(771,787)	(652,039)

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of lease - principal	17	(303,313)	(277,086)	(865,503)
Repayment of borrowings, financing and debentures – principal	18	(8,057,650)	(6,379,559)	(7,247,551)
New borrowings, financing, and debentures	18	1,494,101	8,557,507	5,683,509
Acquisition of treasury shares, net of receipt of option strike price		-	(120,300)	(174,113)
Payment of dividends and interest on equity		-	(180,512)	-
Receipt (payment) of funds due to settlement of derivative transactions		(310,870)	118,707	1,570,584
Capital Increase		91	2,741
Financing activities - discontinued operations		(584,118)	(1,123,031)	(212,108)
CASH (USED IN) GENERATED BY FINANCING ACTIVITIES		(7,761,759)	598,467	(1,245,182)

Effect of exchange rate variation on cash and cash equivalents		(288,894)	(309,763)	196,976

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(444,769)	188,456	(1,814,415)

Opening balance of cash and cash equivalents		4,195,713	4,007,257	5,821,672
Closing balance of cash and cash equivalents		3,750,944	4,195,713	4,007,257

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(444,769)	188,456	(1,814,415)

*The accompanying notes are an integral part of the Financial Statements.

F-10

183

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

1.GENERAL INFORMATION

Natura &Co Holding S.A. (“Natura &Co”) was incorporated on January 21, 2019, and has the purpose of holding interests in other companies, as partner or shareholder, whose main business is in the cosmetics, fragrance and personal hygiene segments, through the manufacturing, distribution, and sale of their products in Brazil, in the city of São Paulo, State of São Paulo, at Avenida Alexandre Colares, No. 1188, Vila Jaguará, CEP 05106-000. Natura &Co and its subsidiaries are hereinafter referred to as the “Company”. Additionally, Natura &Co used to trade American Depositary Receipts (“ADRs”) on the New York Stock Exchange (“NYSE”), under the ticker “NTCO”, however, on January 18, 2024, the Company's Management approved the delisting from the NYSE, which is in line with its long-term strategy of simplifying its operations. The effective date of termination of the deposit agreement for our ADS program and of the ADS program will be August 7, 2024.

Brands managed by the Company include “Natura” and “Avon”. In addition to using the retail market, e-commerce, business-to-business (B2B) and franchises as sales channels for the products, the subsidiaries highlight the performance of the direct sales channel carried out by the Consultant(s).

1.1     Sale of subsidiary Aesop

On August 30, 2023, the Company concluded the sale of the subsidiary Natura Brazil Pty Ltd. (hereinafter referred to as “Aesop”) to L’Oréal for a total amount of R$12,429,175, after obtaining all regulatory approvals. The total gain obtained on the derecognition of the subsidiary’s assets and liabilities and recognized as discontinued operations net of income tax and social contribution was R$7,377,768, which includes the reclassification of accumulated balance sheet conversion gains recognized in other comprehensive income amounting to R$115,168 and the write-off of goodwill in the amount of R$124,315.

Further details about this transaction, as well as the results of discontinued operations for the years ended December 31, 2023, and 2022, are presented in explanatory note no. 35.

1.2     Sale of subsidiary The Body Shop

On December 29, 2023, the Company concluded the sale of the subsidiary The Body Shop to Aurelius Investment Advisory Limited (“Aurelius”) for a total amount of R$829,496, after obtaining all regulatory approvals. When the sale became probable in October 2023, a loss was recognized due to the impairment of the recoverable amount of net assets held for sale in the amount of R$4,007,744, due to the measurement to the lower of fair value less selling costs (recognized in the discontinued operations).

The total loss incurred in the derecognition of assets and liabilities of the subsidiary, recognized as discontinued operations, net of income tax and social contribution, amounted to R$1,081,340. This includes the reclassification of balance sheet conversion gains accumulated and recognized in other comprehensive income in the amount of R$1,622,436 and the impairment loss upon reclassification of the respective operations to assets held for sale, amounting to R$4,007,744.

The total consideration recognized as a result of discontinued operations considered: i) a fixed installment received on January 2, 2024, in the amount of R$22,915; ii) a fixed installment whose receipt is scheduled for December 29, 2028, in the amount of R$320,153; and iii) the fair value of two variable installments of contingent consideration ('earn-out'), in 2025 and 2026, tied to the achievement of certain performance targets, in the amount of R$486,429. The methodology used for calculating the fair value of these contingent considerations is presented in explanatory note no. 5.

Further details about this transaction, including the breakdown of contingent considerations to be received and the results of discontinued operations for the years ended December 31, 2023, and 2022, are presented in explanatory note no. 35.
F-11

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

2.       MANAGEMENT STATEMENT AND BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements (herein referred to as “financial statements”) have been prepared and are being presented in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The financial statements show all the relevant information specific to the financial statements, and only them which are consistent with those used by the Management in its activities.

The Company’s financial statements were approved by the Board of Directors and authorized for issuance at the meeting held on May 9, 2024.

The financial statements were prepared on a historical cost basis, except for items measured at fair value through profit or loss, which include (i) derivative instruments; (ii) contingent considerations arising from the disposal of the former subsidiary The Body Shop; (iii) other financial assets referred to in explanatory note no. 3.6.1; and (iv) financial liabilities designated as fair value hedging instruments (explanatory note no. 3.6.2).

The financial statements are expressed in thousands of Reais (“R$”), rounded to the nearest thousand, and the disclosures of amounts in other currencies, when necessary, were also made in thousands. The items disclosed in other currencies are duly identified, whenever applicable.
F-12

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.SUMMARY OF MATERIAL ACCOUNTING POLICIES

The material accounting policies applied in the preparation of these financial statements are defined below. These practices have been applied consistently in all the years presented, except for the accounting policies adopted for the first time in 2023, as described in note no. 3.28).

3.1Current versus non-current classification

The Company presents assets and liabilities in the balance sheet based on the classification of current and non-current, according to the expectation for realization and/or expected consumption during the ordinary course of the operating cycle, as defined in CPC 26 (R2) - Presentation of Accounting Statements - (IAS 1).

Deferred tax assets and liabilities are classified as non-current assets and liabilities, as disclosed in note no. 3.17.

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

3.2.1Transactions and balances in a currency other than the functional currency

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

3.2.2Subsidiaries with different functional currency

In preparing the consolidated financial statements, the statement of profit or loss and cash flow statement and all other changes of assets and liabilities of foreign subsidiaries, whose functional currency is not the Brazilian Real, are translated into Brazilian Reais at the monthly average exchange rates, which approximates the exchange rate in effect on the date of the transactions.

The balance sheet is translated into Brazilian Reais at the exchange rate prevailing at each reporting date. The effects of exchange rate variations resulting from these translations are presented under the item Other Comprehensive Income (“OCI”) in the statement of comprehensive income in shareholders’ equity.

The translation calculation is different for Natura Cosméticos S.A. – Argentina (“Natura Argentina”), Cosmeticos Avon Sociedad Anonima Comercial e Industrial (“Avon Argentina") and Avon Kozmetik Urunleri Sanayi ve Ticaret Anonim Siketi (“Avon Turkey”), which became hyperinflationary economies as of July 1, 2018 for Argentina and June 1, 2022 for Turkey, in which other than the balance sheet, the revenue and expenses are also translated into Reais at the exchange rates prevailing at each reporting date (note no. 3.2.4).

F-13

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.2.3Hyperinflationary economy

On July 1, 2018 and June 1, 2022, Argentina and Turkey were considered hyperinflationary economies, respectively considering the rise in the official price indices of the respective countries accumulated on those dates (Consumer Price Index, or “IPC” for the Argentina and the Internal Wholesale Price Index, or “IPIM” for Turkey).

Accordingly, non-monetary assets and liabilities recorded at historical cost in these subsidiaries were restated based on the respective indices mentioned above, with the effects resulting from changes in general purchasing power being presented in the statement of income. The net effect of the inflation adjustment for the years ended December 31, 2023 and 2022 was presented in a specific account for the effect of hyperinflation in the financial result (see note no. 28).

For the purpose of converting the accounting balances of the respective subsidiaries into the presentation currency (reais R$) used in the Company's individual and consolidated financial statements, the following procedures were adopted:

➢	Assets and liabilities were translated at the exchange rate prevailing at the reporting date (0.0059 and 0.02955 Argentine peso for each Brazilian Real and 0.1639 and 0.2786 Turkish lira for each Brazilian Real on December 31, 2023 and 2022, respectively); and
➢	Revenues and expenses of the year were translated at the exchange rate prevailing at the reporting date (the same as indicated above), instead of the average exchange rate of the year, which is used to translate currencies in non-hyperinflationary economies.

The accumulated inflation for the year ended December 31, 2023 was 211.4% in Argentina and 64.8% in Turkey (94.8% in Argentina and 64.3% in Turkey as of December 31, 2022), as per IPC and IPIM index, respectively.

3.3Consolidation

The following procedures are applied in the preparation of the financial statements:

a)Investments in subsidiaries

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

Below is a list of the Company’s direct subsidiaries as of December 31, 2023 and 2022:

	Interest - %
	2023	2022
Direct interest:
Avon Products, Inc.	100.00	100.00
Natura Cosméticos S.A.	100.00	100.00
Natura &Co International S.à r.l.	100.00	100.00
F-14

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The activities of the direct subsidiaries are described below:

➢	Avon Products, Inc. (“Avon Products”): a global manufacturer and marketer of beauty and related products, with operations started in 1886 and established under the laws of the State of New York in the United States of America on January 27, 1916. It conducts its business in the beauty sector and other consumer products through direct selling companies to create manufacture and market beauty and non-beauty products. Its business is carried out mainly through one channel: direct selling.
➢	Natura Cosméticos S.A. (“Natura Cosméticos”): is a privately held corporation, established in accordance with the laws of the Federative Republic of Brazil on June 6, 1993, for an indefinite term and the main focus of which is the commercialization of cosmetics and fragrances in general. It also operates through e-commerce and has an expanded network of its own physical stores. The former subsidiaries The Body Shop International Limited (The Body Shop) and Emeis Holding Pty Ltd. (Aesop) were fully sold during the year ended December 31, 2023 (see explanatory notes no. 1.1, 1.2, and 35).
➢	Natura &Co International S.à r.l. (“Natura &Co International”): a company established in Luxembourg on February 14, 2020 with the main purpose of operating as the finance arm of the Company (a “Finco”), centralizing the fundraising activities with external entities and providing funding for the other entities of the economic group on behalf of the parent company. Furthermore, the entity has also the purpose of managing and holding stakes in national and foreign companies.

As of December 31, 2023 and 2022, there are no subsidiaries directly or indirectly controlled that have significant interests held by non-controlling shareholders.

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
F-15

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.6Financial instruments

3.6.1Financial assets

Initial recognition and measurement

Upon initial recognition, a financial asset not measured at fair value through profit or loss, is measured at fair value plus or minus transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. Subsequently, financial assets are measured at amortized cost, at fair value through other comprehensive income (“FVTOCI”), or at fair value through profit or loss (“FVTPL”).

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

The financial assets measured at fair value through profit or loss are investment funds, government securities, restricted cash, treasury bills, investment fund Dynamo Beauty Ventures Ltd. fund (“DBV Fund”), Certificate of Bank Deposits (“CDB”), repurchase operations, derivatives financial and operational instruments and contingent considerations arising from the disposal of the former subsidiary The Body Shop, as presented in note no. 5.5.

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

When the Company transfers its rights to receive cash flows of an asset or executes an on-lending agreement, it assesses whether, and at which extent, it has retained the risks and benefits of ownership. When the Company has neither transferred nor retained substantially all risks and benefits of the asset, nor transferred control over the asset, the Company continues to recognize the asset transferred to the extent of its continued involvement. In this case, the Company also recognizes an associated liability. The transferred assets and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

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

For trade accounts receivable, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes an allowance for losses based on the ECL at each reporting date. The Company has recorded a provision that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. Further details are disclosed in note no. 4.6.

The Company considers a financial asset in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

3.6.2Financial liabilities

Initial recognition and measurement

All financial liabilities are recognized initially at fair value and, in the case of borrowing, financing and debentures, net of directly attributable transaction costs. The Company’s main financial liabilities include borrowing in local and foreign currency, financing and debentures (note no. 18), derivative instruments (note no. 5), trade accounts payable and reverse factoring operations (note no. 19), trade accounts payable - related parties (note no. 31), lease liabilities (note no. 17), insurance payable (note no. 22) and dividends payable (note no. 23).

Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified in two categories: (i) financial liabilities at fair value through profit or loss; or (ii) financial liabilities at amortized cost.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities classified upon initial recognition at fair value through profit or loss. Due to the fair value hedge established to protect against interest rate variability associated with the issuance of real estate receivable certificates (“CRI”), the respective liabilities presented in borrowing, financing and debentures were designated at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the short term. This category also includes derivative instruments entered into by the Company that are not classified as hedging instruments in the hedge relationships defined by CPC 48 - Financial Instruments (IFRS 9). Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

Financial liabilities designated on initial recognition at fair value through profit or loss are designated on the initial recognition date and only if the criteria of CPC 48 (IFRS 9) are met.

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

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

This category generally applies to trade accounts payable and reverse factoring operations (see note no. 19), interest-bearing borrowing, financing and debentures (see note no. 18) and lease liabilities (see note no. 17).

Derecognition

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

3.6.3Derivative financial instruments

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

The derivative instruments are measured at fair value, and changes are recognized through profit or loss, except when they are designated as cash flow hedge accounting, in which changes in fair value are recorded in OCI.

The fair value of derivative instruments is measured by the treasury department of the Company based on information on each contracted transaction and related market inputs as of the reporting date of the financial statements, such as interest and exchange rates.

For the purpose of hedge accounting, hedges are classified as: (i) fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment; (ii) cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; and that may affect the result. The Company does not have a hedge of a net investment in a foreign operation on the years presented.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting, the risk management goal and strategy for hedging.

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

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

In the years ending on December 31, 2023 and 2022, the Company used derivative instruments, and the hedge accounting was used at fair value, as disclosed in note no. 5.3, to hedge against the variation in the interest rates agreed upon as part of the issue of the real estate receivable certificates (“CRI”).

Cash flow hedges

It consists in providing a hedge against variation in cash flows attributable to a specific risk related to a known asset or liability or a highly probable forecast transaction and that may affect statement of profit or loss.

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

For the years ended December 31, 2023 and 2022, the Company used derivative instruments, applying cash flow hedge accounting and, as disclosed in note 5.3, for hedge against the risk of change in exchange rates related to borrowings in foreign currency, purchase and sale transactions in foreign currency and intercompany borrowing operations that: (i) are highly related to the changes in the market value of the hedged item, both at the beginning as well as during contract term; (ii) have documentation of the transaction, hedged risk, risk management process and methodology used in assessing future effectiveness; and (iii) are considered effective in reducing the risk associated with the exposure to be hedged. It allows the application of the hedge accounting methodology, with the effect of the fair value measurement on the shareholders’ equity and the realization on the statement of profit or loss in the item related to the hedged item.

Discontinuing hedge accounting

Hedge accounting is discontinued when the Company terminates the hedge relationship, the hedge instrument matures or is sold, revoked, or executed, or no longer qualifies to hedge accounting. Any gains or losses recognized in OCI and accumulated in shareholders’ equity up to that date remain in shareholders’ equity related to cash flow hedge and are recognized when the forecast transaction is eventually recognized in the statement of profit or loss.

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

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

When the forecast transaction is no longer expected, cumulative gains or losses and deferred in the statement of changes in shareholders' equity are immediately recognized in the statement of profit or loss.

The Company assesses, on a prospective basis, throughout the hedge term, the effectiveness of its derivative instruments, as well as changes in their fair value.

The fair values of derivative instruments are disclosed in note no. 5.5.

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

Subsequently, trade accounts receivables are measured at amortized cost by using the interest rate method and they are subject to an impairment test.

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

Thus, considering the practices historically applied by the Company and the specificity of the commitments assumed and disclosed to the market and society, this commitment is considered a non-formalized obligation, according to CPC 25 - Provisions, Contingent Liabilities and Contingent Assets (IAS 37).

The liability is estimated through carbon emission inventories carried out annually and valued based on the best estimate of the cash disbursement that will be required to settle the current obligation at the reporting date, considering the history of similar transactions carried out by the Company for such end. As of December 31, 2023 and 2022, the balance recorded as “Other non-current liabilities” refers to the total carbon emissions during the period of 2015 to 2023 that have not yet been neutralized by corresponding projects and therefore not granting of the carbon neutral certificate.

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
F-20

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

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

Land is not depreciated. Depreciation of the other assets is calculated to reduce the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their useful lives and is recognized in the statement of profit or loss. The estimated useful lives of the assets are mentioned in note no. 15.

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

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, and when circumstances indicate that the carrying amount may be impaired, either individually or at the CGU level. The assessment of indefinite life is reviewed annually to determine whether indefinite life continues to be supportable. If not, the useful life is changed from indefinite to finite on a prospective basis.

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

The main classes of intangible assets and useful life are detailed below and described in note no. 16.

3.11.1Software

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
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The amounts incurred on software development recognized as assets are amortized under the straight-line method over its estimated useful life. The expenditures related to software maintenance are recognized in profit or loss of the year when incurred.

3.11.2Trademarks and patents

Separately acquired trademarks and patents are stated at their historical cost. Trademarks and patents acquired in a business combination are recognized at fair value on the date of acquisition. For trademarks and patents with a defined useful life, amortization is calculated using the straight-line method.

3.11.3Relationship with agents

Relationships with agents acquired in business combinations are recognized at fair value on the date of acquisition and amortization is calculated using the straight-line method.

3.11.4Technologies developed

Technologies developed include technology for product development (including formulas, labeling data, manufacturing processes, regulatory approvals, product packaging and designs) arising from business combination, and are recognized at fair value on the date of acquisition and its amortization is calculated using the straight-line method.

3.12Impairment of non-financial assets

The Company reviews, on each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when the annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset or the CGU fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written off to its recoverable amount.

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

For non-financial assets, excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such an indication exists, the Company estimates the assets or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such a reversal is recognized in the statement of profit or loss.

Goodwill and other intangible assets with indefinite useful lives are tested for impairment annually as of December 31, and when circumstances indicate that the carrying amount may be impaired. Impairment losses relating to goodwill cannot be reversed in future periods.
F-22

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

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

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the strike price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate.

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

The Company's lease liabilities are disclosed in note no. 17.

3.13.1Right-of-use assets

Right-of-use assets are recognized at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated using the straight-line method over the shorter of the lease term and the estimated useful lives of the assets, disclosed in note no. 17.

The right-of-use assets are also subject to impairment, as disclosed in note no. 3.12.

3.13.2Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases regardless of their nature (that is, those leases that have a lease term of 12 months or less from the start date and do not contain a call option). The Company also applied the lease of low-value assets recognition exemption, regardless of their nature. Lease payments in short-term and leases of low-value assets are recognized as an expense using the straight-line method over the lease term.

3.13.3Sale and leaseback transaction

When an entity transfers an asset to another entity and leases that asset back from the buyer-lessor, the entity (as the seller-lessee) determines whether the transfer of an asset is accounted for as a sale of that asset in accordance with IFRS standards.

Whenever the transfer of the asset by the seller-lessee satisfies the requirements to be accounted for as a sale of the asset, the Company, as seller-lessee, measures the right-of-use asset resulting from a sale and leaseback transaction in proportion to the previous carrying value of the asset relating to the right of use retained by the seller-lessee. Therefore, in a sale and leaseback transaction, the seller-lessee recognizes only the amount of any gain or loss related to the rights transferred to the buyer-lessor.

If the transfer of the asset does not satisfy the requirements to be accounted for as a sale, the Company continues to recognize the transferred asset and recognizes a financial liability equal to the transfer proceeds.

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

For subsequent measurement, the Company, as seller-lessee, determines “lease payments” or “revised lease payments” in a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained. The application of these does not prevent the seller-lessee from recognizing in profits or loss results any gain or loss relating to the partial or full termination of a lease.

3.14Discontinued operations

A group of assets comprising operations intended for disposal qualifies as a discontinued operation disposal group if it is a component of an entity that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively for the purpose of resale.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount in the statement of profit or loss as profit or loss after taxes in the statement of profit or loss.

On December 31, 2023, the discontinued operations refer to the results derived from the derecognition of assets, liabilities, and operations of the former subsidiaries Aesop and The Body Shop, arising from the conclusion of the sale of the entities on August 30, 2023, and December 29, 2023, respectively, and to costs incurred with the resolution of lawsuits associated with the operation that the subsidiary Avon kept in North America, which was sold prior to the acquisition of subsidiary Avon by the Company. The Company presents these effects as part of its discontinued operations since it considers the discontinued operations of the subsidiary Avon as an extension of the Company and for assessing that this presentation reliably represents the essence of the associated transaction.

3.15Trade accounts payables and reverse factoring operations

The Company is part of a reverse factoring operation (“supplier finance arrangement”) with a financial institution to facilitate administrative procedures for suppliers to advance receivables related to the routine purchases of the Company. In this operation, the financial institution separately offers to pay the supplier in advance in exchange for a discount and, when agreed between the bank and the supplier (the decision to join this transaction is solely and exclusively on the supplier), the Company pays the financial institution on the original payment date at the full-face value of the originating obligation.

This operation does not change the amounts, nature, and timing of the liability (including previously agreed-upon terms, prices and conditions) and it does not affect the Company with financial charges practiced by the financial institution, on performing a thorough analysis of suppliers by category. There is no guarantee given by the Company.

Additionally, the payments made by the Company represent purchases of goods and services, are directly related to invoices from trade accounts payable and do not change the Company’s cash flows. Thus, the Company continues to recognize the liability as a trade accounts payable and these transactions are presented as operating activities in the cash flow statement.

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

The provisions for tax, civil and labor risks are monetarily adjusted through the end of the year to cover probable losses, based on the nature of the risk and the opinion of the Company’s legal advisors. The monetary adjustments are recorded in finance income (expenses), see note no. 28.

Contingent assets are not recognized by the Company and are only disclosed in case of probable receipt of economic benefits. If it is practically certain that economic benefits will be received, the assets and the corresponding gain are recorded in the financial statements of the year corresponding to the change in the estimate.

Contingent liability recognized in a business combination is initially measured at its fair value. Subsequently, it is measured at the higher of the amount that would be recognized in accordance with the requirements for provisions above or the amount initially recognized less (when appropriate) cumulative amortization recognized in accordance with the requirements for revenue recognition.

The Company has contracts that provide for the payment of success fees arising from tax, civil and labor proceedings in which it is a defendant, and based on its best estimate, calculated, and provisioned the amounts for which it understands that there is an expectation of future disbursement.
F-24

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

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

The Company applies the provisions of ICPC 22/IFRIC 23 - Uncertainty regarding Treatment of Taxes on Profit in relation to treatments that affected the calculation of taxes on profit (uncertain tax treatments), as disclosed in explanatory note no. 21 - Provision for risks tax, civil and labor.

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

Deferred taxes represent tax debits and credits on temporary differences between tax base and accounting base of assets and liabilities on accrued tax losses. Deferred tax assets and liabilities are classified as non-current as required by CPC 32 - Income taxes (IAS 12).

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered. The estimate of future taxable income requires judgements, estimates and interpretation of tax laws.

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

3.18.1Short-term benefits

The obligations of short-term benefits for employees are recognized as personnel expenses as the corresponding service is rendered. The liability is recognized at the amount of the expected payment if the Company has a legal or non-formalized obligation to pay the amount due to services rendered by the employee in the past and the obligation can be reliably estimated.

3.18.2Profit sharing program

The Company recognizes a liability and an expense for its profit-sharing program based on criteria that considers the profit attributable to its shareholders and which is tied to the achievement of specific operational goals and objectives established and approved in the beginning of each year.

3.18.3Defined contribution plans

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

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.18.4Defined benefit plans

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

The current service cost and accrued interest on the present value of the liability are recognized in the statement of income and the actuarial gains and losses, generated by the remeasurement of the liability due to changes in actuarial assumptions, are recognized in “OCI”. In the event of changes or reductions in the plan, the effects of the cost of past services are recognized in the statement of profit or loss on its occurrence date.

3.19Share-based payments

The Company’s executive officers are granted the following purchase option plans, settled exclusively with its own shares.

i)	Stock option plans;
ii)	Restricted share purchase program;
iii)	Stock option plan related to the strategy acceleration; and
iv)	Performance share purchase program.

The plans are measured at fair value at the grant date. In determining the fair value, the Company uses an adequate valuation method, details of which are disclosed in note no. 27.1.

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

3.20Dividends and interest on net equity

The proposed payment of dividends and interest on net equity made by the Management that is within the portion equivalent to the minimum mandatory dividend is recorded in the line item “dividends and interest on net equity” in current liabilities, as it is considered a legal obligation provided for by the Company’s bylaws; However, the portion of dividends exceeding minimum mandatory dividends the reporting date but declared and approved by Management after the reporting date, the respective liability is not recognized and the proposed balances are reclassified within lines in shareholders’ equity.

For corporate and accounting purposes, interest on net equity is stated as allocation of income directly in shareholders’ equity.
F-26

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

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

3.22Operating segments

The information per business segment is presented in note 24 in a manner consistent with the internal report provided to the chief operating decision maker. With the sale of the operations of the former subsidiaries The Body Shop and Aesop (which substantially represented their respective homonymous operating segments), as of December 31, 2023, the operating segments consist of the operations of Avon International and Natura &Co Latin America.

The main decision-making body of the Company, which is responsible for defining the allocation of funds and for the performance assessment of the operating segments, is the Board of Directors, which is supported by five thematic advisory committees: The Audit, Risk Management, and Finance Committee, responsible for operationalizing internal and external audit processes, mechanisms, and controls related to risk management, as well as ensuring the coherence of financial policies with strategic guidelines and the business risk profile; The Strategic Committee, responsible for supporting the monitoring and direction of corporate strategy; The Corporate Governance Committee, responsible for overseeing the functioning of our corporate governance system; The Organizational Development and People Committee, responsible for providing support to the Board of Directors in making decisions related to Human Resources, Organizational Development, and Management Systems strategies, policies, and norms; and the Sustainability Committee, responsible for monitoring the Group's and its Business Units' strategies on issues associated with achieving the objectives established in the Commitment to Life, assumed by the Company in 2020, and strategies related to Sustainability in the corporate and Business Unit contexts.

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

3.23.2Direct sales – Additional charges and penalties for late payments

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

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.23.3Retail sales

The Company, which operates in the retail market, measures sales revenues based on the fair value of the consideration received/receivable, excluding discounts, rebates and taxes or charges on sales. These revenues are recognized when the performance obligation is fulfilled, i.e., when the promised product is physically delivered, and the consumer obtains control over the product.

3.23.4Other performance obligation

3.23.4.1Loyalty program (points campaign)

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

3.23.4.2Program for recognition of Natura and Avon beauty consultants’ performance

The Company has performance recognition programs, in which the beauty consultants are awarded based on different indicators, for example, volume of purchases, length of service, among others. The Company believes that this performance recognition program has an added value and hence is considered a commitment to our network. Measurement of performance recognition programs is based on their expected cost, plus a margin. The amount allocated to performance recognition programs is deferred and revenue is recognized when awards are delivered to the Company’s Consultants.

3.23.4.3Events

The Company organizes events to encourage and recognize the best Consultants. The Company believes that these events have added value for the Consultants, in addition to generating in them an expectation to participate in these events. Thus, the Company has determined that these events are a performance obligation. Measurement of events is based on their expected cost, plus a margin. The amount allocated to events is deferred and the revenue is recognized when the event is held.

3.23.4.4Franchises (courses, training and consulting/outfit and opening)

Upon execution of the agreement, the Company charges from franchisees a fixed amount, part of which is allocated to courses, training and consultancy to train and instruct the franchisee to sell “Natura” and “The Body Shop” brand products. In addition, the other part of the charged amounts refers to outfit (specific products to be used at the franchisee store) and inauguration (franchisee’s store opening event). The Company believes that these items represent a material right and, for such, they are considered a performance obligation. Measurement is based on the market value of these items, being initially recognized as deferred revenue. When the franchisee’s store is opened, this deferred revenue is allocated to the statement of profit or loss.

3.23.4.5Franchises (brand right of use)

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

3.23.4.6Incentives related to “free-of-charge” products and promotional gifts

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
F-28

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.24Sales taxes

Net revenues are recognized net of sales taxes, except (i) when sales taxes incurred on the purchase of goods or services are not recoverable from the tax authorities, in which case the sales tax is recognized as part of the acquisition cost of the asset or expense item, as the case may be; (ii) when the amounts receivable and payable are presented together with the sales taxes amount; and (iii) when the net amount of sales taxes, recoverable or payable, is included as a component of the amounts receivable or payable in the balance sheet.

Tax incentives related to taxes on sales for the current year are recognized in the Company's statement of profit or loss for the year and recorded in net sales.

3.24.1Concept of supplies for calculating credits of PIS and COFINS contributions

The Company claims that PIS and COFINS credits are measured and calculated reliably and based on the best interpretation of current legislation and the country’s jurisprudential scenario, whose evolution is permanently assessed by the Company and its legal advisors.

3.25Earnings per share

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

The Company chose to present the basic and diluted amounts per share resulting from discontinued operations together with the information on earnings per share of continuing operations in note 31, presenting the information for continuing operations in the statement of profit or loss. Such information is presented based on consolidated statement of profit or loss.

3.26New standards, amendments and interpretations issued but not yet effective

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

3.26.1Amendments to IAS 1 (CPC 26 (R1)) - Noncurrent liabilities with covenants

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

The amendments are effective for years beginning on or after January 1, 2024. and are not expected to have an impact on the Company's financial statements due to the history of the Company of satisfying covenants, as well as the consistency between the Company's classification policies for current and non-current liabilities and the clarifications established by the amendments."

3.26.2Amendments to IFRS 16 (CPC 06 (R2)) - Lease liabilities and sale and leaseback

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

The amendments are effective for years beginning on or after January 1, 2024, and are not expected to have an impact on the Company's financial statements, as there is consistency between the Company's policies for sale and leaseback accounting and the clarifications established by the amendments (including the disclosure of leaseback recognition as disclosed in explanatory note no. 17)

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.26.3Amendments to IFRS 7 and IAS 7 - Supplier Finance Arrangements ("reverse finance operation")

IASB issued amendments to IFRS 7 and IAS 7, which require additional disclosure of supplier finance arrangements in order to assist users of financial statements in understanding the effects of such arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

These additional required disclosures will include: (a) the terms and conditions of the arrangements (for example, extended payment terms and security or guarantees provided); (b) as at the beginning and end of the reporting period: (i) the carrying amounts, and associated line items, of the financial liabilities that are part of a supplier finance arrangement; (ii) the carrying amounts, and associated line items, of the financial liabilities for which suppliers have already received payment from the finance providers; (iii) the range of payment due dates for both the financial liabilities disclosed under (i), as the comparable trade payables that are not part of a supplier finance arrangement; and (c) the type and effect of non-cash changes in the carrying amounts of the financial liabilities.

The amendments are applicable for years beginning on or after January 1, 2024, and do not affect the measurement and classification bases for such transactions in the financial statements. The Company will include such disclosures in its financial statements when these changes become effective.

3.27New standards, amendments and interpretations of standards adopted for the first time for the year beginning on January 1, 2023

Standards and changes that came into force as of the years started on or after January 1, 2023, did not have any material impact on the Company’s financial statements. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

As of January 1, 2023, amendments to CPC 23 - Accounting Policies, Change in Estimates and Error Correction (IAS 8) and CPC 26 (R1) (IAS 1 - Presentation of Financial Statements) came into force, along with amendments to IFRS Practice Statement 2, Making Materiality Judgments, educational document issued by the IASB and not published by the CPC in Brazil), where the concepts of accounting estimates and applying materiality judgments to accounting policy disclosures to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their “significant” accounting policies with a requirement to disclose their “material” accounting policies. In the preparation of financial statements, these concepts were considered, however, there were no material effects on the nature and detail of the information presented, since, in a manner consistent with the requirements of CPC 26 (R1), aspects of materiality were already applied in determining the accounting policies to be disclosed.

Additionally, in May 2023 IASB published amendments to IAS 12, Income taxes, determining the application of a mandatory exception in the recognition of deferred taxes on taxable profit arising from the application of the requirements of the “Pillar 2” legislation, an initiative by the Organization for Economic Cooperation and Development (OECD), through which it seeks to implement a new tax system that will consist of an "extra layer" to the domestic taxation of the countries involved, seeking to ensure the payment of a global minimum effective rate of 15% by taxpayers members of large multinational groups, regardless of their jurisdiction of residence.

During 2023, various Countries in which the Company operates have enacted or proposed legislation implementing the Pillar Two model rules published by the Organization for Economic Co-operation and Development (OECD). In addition, various Countries have either enacted or are intending to enact legislation implementing certain transition rules implementing the Country-by-Country reporting Safe Harbor (“CBCR-SH”). The Company applies the exception in IAS 12 Income Taxes to the requirement to recognize and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes.

Based on the Company’s ongoing evaluation of the CBCR-SH rules published by the OECD and expected to be enacted as applied to the results, the Company does not expect that there would be any material significant exposure to incremental income taxes associated with Pillar II legislation. The Company’s analysis is currently indicating that substantially all countries in which the Natura Group operates will satisfy at least one or more of the three CBCR-SH requirements or will be subject to a Qualifying Domestic Minimum -Top-up Tax which is not expected to result in a material/significant impact to the Company’s exposure to income taxation.

The Group will continue to assess its exposure to Pillar II as further legislation is implemented for Pillar II as well as the CBCR-SH.  Provided that further legislation is aligned with OECD guidance, the Group would not expect any change in our present assessment noted herein.
F-30

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

4.CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the consolidated financial statements requires management to make certain judgments and use assumptions and estimates based on experience and other factors considered relevant, which affect the values of assets and liabilities, and which may present results that differ from actual results.

The areas that require a higher level of judgment and have greater complexity, as well as the areas in which assumptions and estimates are material for the financial statements, are disclosed below.

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

The Company has R$12,254,435 of reportable unrecognized tax losses as of December 31, 2023 (R$ 12,735,337 on December 31, 2022). These losses relate to subsidiaries that have a history of losses, do not expire, and may not be used to offset taxable income in other subsidiaries. The subsidiaries neither have any taxable temporary difference nor any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. Based on this, the Company determined that it cannot recognize deferred tax assets on these tax losses carried forward.

4.2Provision for tax, civil and labor risks

The Company is party to several legal and administrative procedures as described in note no. 21. Provisions are recorded for processes related to tax, civil and labor risks related to lawsuits that represent probable, except for those related to business combinations, and are estimated with a certain degree of certainty. The assessment of the likelihood of loss includes the assessment of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions, and their relevance in the legal system, as well as the assessment of legal advisors.

4.3Post-employment health care plan

The cost of the post-employment health care plan is determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These are based on a series of financial and demographic assumptions, such as the discount rate, medical inflation, and percentage of adhesion to the plan, which are disclosed in note no. 22. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

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

The stock option plan, restricted share plan, strategy-acceleration program and performance share program are measured at fair value at the grant date and the expense is recognized in profit or loss during the vesting period and in “Additional paid-in capital” in shareholders’ equity. On the balance sheet dates, Management reviews the estimates as to the number of purchase options/restricted shares and, where applicable, recognizes the effect arising from this review in profit or loss for period against shareholders’ equity. The assumptions and models used to estimate the fair value of the stock option plan, restricted share plan and strategy-acceleration program are disclosed in note no. 27.1.

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

4.5Impairment of non-financial assets

An impairment loss exists when the carrying amount of an asset or CGU exceeds its recoverable amount, which is the higher of fair value less cost of disposal and value in use. Fair value less costs of disposal is calculated based on information available about similar assets sold or market prices less additional costs to dispose of the asset.

Value in use is calculated based on the discounted cash flow model. Cash flow derives from financial budgets approved by the Board of Directors for period of three years and complemented for a discretionary period of ten years estimated by Management, with a terminal value projected for the end of the period. The ten-year period was considered for better aligning and smoothing the effects projected between the discretionary period and the effects calculated in perpetuity. The cash flows are prepared following the operating segment’s, projections considering market’s expectations for operations, estimated investments and working capital, as well as other economic factors that are specific to the Company and the nature of its risks and operations. The value in use is sensitive to the discount rate used under the discounted cash flow method, as well as the operating margins considered, the growth rate and perpetuity used for extrapolation purposes.

4.6Allowance for trade accounts receivables expected losses

The allowance for expected losses on trade accounts receivable from customers is estimated based on the loss risk in an aging list model. The characteristics of the Company’s trade accounts receivable are (i) immaterial financial component; (ii) non-complex receivables portfolio; and (iii) low credit risk.

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

4.9     Measurement of the fair value of the contingent consideration from the sale of The Body Shop

As disclosed in explanatory notes 5.5 and 35, part of the agreed consideration, from the former subsidiary The Body Shope sale, involved in the future collection of installments are contingent on meeting performance targets: of the operation of The Body Shop.

The eventual achievement of these goals is assessed based on likely hood studies associated with the specific results of The Body Shop as of the balance sheet date, applying the discounted cash flow method. Further details about premises and measurement basis are included in explanatory note 5.5.
F-32

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

5.FINANCIAL RISK MANAGEMENT

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

5.2Risks associated with the conflict between Russia and Ukraine

The Company's Management is continuously monitoring developments to assess any possible future impacts that may arise as a result of the ongoing crisis, including the impairment of financial and non-financial assets, which the Company’s Management assesses based on the best information available.

So far, the conflict resulted in the suspension of the operations of exports from the Russian manufacturing unit to other countries in the region, including Ukraine, which are now supplied by our unit in Poland. Avon, however, continues to provide a basic earning opportunity to its representatives through a simplified operating model. As of the date of these financial statements, the Company confirms that the facilities, as well as the goods and stocks held therein, have not been damaged and are in a suitable condition to be operated.

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

Regarding the operations in Ukraine, the impacts arising from the lower economic activity under the new simplified operating model are not relevant to the individual and consolidated financial statements.

As a result of the developments of the conflict in the year ended December 31, 2023, there were still no impacts resulting from possible breaches of covenants or losses related to derecognition and/or modification of financial instruments or reclassification of cash flow hedge reserve amounts as a result of loss of effectiveness of derivatives recognized by hedge accounting or by the loss of expectation that transactions evaluated as highly probable will actually occur.

5.3Financial risk factors

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

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

5.3.1 Market risks

Market risks reflect the risks that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices, including foreign exchange risk, interest rate risk and other price risks. The Company is exposed to market risks arising from their business activities. These market risks mainly comprise possible fluctuations in exchange and interest rates.

Other price risks include, among others, exposures to financial instruments due to changes in commodity and raw material prices. Climatic aspects, such as the availability of natural raw material used in the products and/or significant changes in the cost of these items may expose the Company to additional market risks that affect the entity's operations as well as the measurement and/or recoverability of financial instruments. As of December 31, 2023, the Company’s Management assessed these risks and concluded that they are not material.

5.3.1.1 Derivative financial instruments used to manage market risks

The Company classifies derivative financial instruments as financial derivatives and operational derivatives. Financial derivatives include swaps or forwards used to hedge exchange rate or interest rate risks related to loans, financing, debt securities and loans between related parties. Operational derivatives include forward contracts used to hedge the exchange rate risk of the Company's operational activities (such as import and export transactions).

As of December 31, 2023 and 2022, derivative contracts are maintained directly with financial institutions and not through stock exchanges, and are not subject to margin deposits to guarantee these operations.

As of December 31, 2023 and 2022, the balances of derivative are presented as follows:

Consolidated	Fair value			Gains (losses) of fair value adjustment
Description	2023	2022	2021	2023	2022	2021
Swap agreements: (a)
Asset portion:
Dollar long position	876,664	6,108,505	6,881,981	19,457	34,867	978,350

Liability portion:
Post-fixed CDI Rate:
Short position in CDI	(824,344)	(6,874,285)	(6,348,442)	-	(697,678)	(823,887)

Forward contracts and NDF:
Liability portion:
Post-fixed CDI Rate:
Natura Cosméticos	(5,878)	(521)	(48)	(2,090)	(521)	(48)
Natura Indústria	(28,856)	(6,633)	-	(28,856)	(6,633)	-
Natura Mexico (Latam)	320	-	-	151	-	-
The Body Shop	-	16,789	(2,554)	-	(1,180)	12
Aesop	-	(1,350)	-	-	90	-
Avon Brasil	(3,702)	(1,183)	-	(3,702)	(1,183)	-
Avon Internacional	(43,248)	(19,203)	(14,462)	(28,633)	(6,925)	106
Natura Luxembourg	(22,182)	(18,996)	(89)	180	2,293	(89)

Total derivative instruments, net:	(51,226)	(796,877)	516,386	(43,493)	(676,870)	154,420

a) Swap transactions consist of swapping the exchange rate variation for a correction related to a percentage of the fluctuation of the Certificate of bank deposits (post-fixed CDI), in the case of Brazil

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Below are the changes in net derivatives balances for the years ended on December 31, 2023 and 2022:

Consolidated
Balance as of December 31, 2021	516,637
Losses from swap and forward derivative contracts for the year (unrealized)	(992,813)
Payment of funds due to settlement of derivative transactions - operational activity	594,225
Receipt of funds due to settlements of derivative instruments - financing activity	(118,707)
Losses in cash flow hedge operations (other comprehensive income)	(790,479)
Other movements	(5,740)
Balance as of December 31, 2022	(796,877)
Losses from swap and forward derivative contracts for the year (unrealized)	(1,791,905)
Payment of funds due to settlement of derivative transactions - operational activity	1,487,092
Payment of funds due to settlements of derivative instruments - financing activity	310,870
Losses in cash flow hedge operations (other comprehensive income)	746,648
Other movements	(7,054)
Balance as of December 31, 2023	(51,226)

Foreign currency risk

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

The treasury procedures defined by the current policies include quarterly projection and assessment of the consolidated foreign exchange rate exposure of the Company, on which Management’s decision-making is based. The Company’s foreign exchange hedging policy considers the amounts of foreign currency of receivables and payables balances from commitments already assumed and recorded in the financial statements, as well as future cash flows associated with transactions predicted to be highly probable with an average term of up to twelve months.

During 2023, the Company transferred its sustainability-linked debt (“Notes”, as described in explanatory note 19) from the subsidiary Natura Cosméticos S.A. to the subsidiary Natura &Co Luxembourg Holdings S.á.r.l. (“Natura &Co Luxembourg”), as part of the rebalancing and reorganization process of the Group's debt initiated when the sale of the former subsidiary Aesop.

The debt denominated in US dollars was included in a hedge accounting structure, aiming to protect the variability of payments arising from exchange rate and interest rate risks. Considering the transfer made to the subsidiary Natura &Co Luxembourg, whose functional currency is the US dollar, the protected risk was no longer eligible within the hedge accounting structure and, consequently, the Company proceeded with the derecognition of this structure. As a result, the amount of R$4,958,286, previously recognized in the liabilities of the subsidiary Natura Cosméticos S.A., was derecognized and recognized in the subsidiary Natura &Co Luxembourg. Losses recognized in other comprehensive income of R$700,810, before tax effects, were reclassified to the statement of profit and loss for the nine-month period ended September 30, 2023, as a financial expense. Additionally, the derivatives liability position of R$1,380,405 was settled with the corresponding financial institutions in September 2023.

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Sensitivity analysis

For the foreign exchange risk sensitivity analysis, the Company’s Management believes that it is important to consider, in addition to the assets and liabilities with exposure to fluctuations in exchange rates recorded in the balance sheet, the fair value of the financial instruments entered into by the Company to hedge certain exposures as of December 31, 2023 and 2022, as set forth in the table below:

	Consolidated
	2023	2022
Borrowing and financing in foreign currency in Brazil (a)	-	(5,252,376)
Trade accounts receivable in foreign currency in Brazil	328,346	521,427
Trade accounts payable in foreign currencies in Brazil	(158,500)	(15,214)
Fair value of financial derivatives	(38,436)	6,101,350
Net asset exposure	131,410	1,355,187

a) Excluding transaction costs.

This analysis considers only financial assets and liabilities recorded in Brazil in foreign currency, since exposure to the foreign exchange rate variation in other countries is close to zero. The following table shows the projection of the incremental loss that would have been recognized in profit or loss for the subsequent year, if the current net foreign exchange exposure remains static, based on the following scenarios:

	Consolidated
Parity - R$ vs US$	4.8413	3.6715	2.4477
	Scenario	Scenario I	Scenario II
Operation/Instrument	Brazilian Real	Depreciation 25%	Depreciation 50%
Assets denominated in US$
Fair value of “financial” derivatives	(38,436)	(29,149)	(19,432)
Trade accounts receivable in foreign currency in Brazil	328,346	249,007	166,005

Liabilities denominated in US$
Trade accounts payable in foreign currencies in Brazil	(158,500)	(120,201)	(80,134)
Impact on net income and shareholders’ equity	131,410	(31,753)	(64,971)

The probable scenario considers future US dollar rates for a 90 days-term. According to quotations obtained at the Brazilian Stock Exchange (“B3”) as of December 31, 2023 and in line with the first maturities of financial instruments with exchange exposure, R$ 4.8953 / US$ 1.00. Scenarios I and II consider an increase/decrease in the US dollar of 25% (R$ 3.6715 / US$ 1.00) and 50% (R$ 2.4477 / US$1.00), respectively.

a) Interest rate risk

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
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Sensitivity analysis

As of December 31, 2023, there are borrowing, financing and debentures contracts denominated in foreign currency that are linked to interest swap agreements, changing the liability index rate to the CDI variation. Accordingly, the risk of the Company becomes the exposure to the variation of the CDI. The following table presents the exposure to interest rate risks of transactions related to CDI, including derivative transactions (borrowing, financing and debentures in Brazil were considered in full, given that 99.4% of the amount is related to the CDI):

Consolidated
Total borrowing, financing and debentures - in local currency (note 19)	(6,111,702)
Operations in foreign currency with derivatives related to CDI (a)	52,319
Short-term investments (notes 6 and 7)	5,661,434
Net exposure	(397,949)

(a) Refers to transactions involving derivatives related to CDI to hedge the borrowing, financing and debentures arrangements raised in foreign currency in Brazil.

The sensitivity analysis considers the exposure of borrowing, financing and debentures, net of short-term investments, linked to CDI (notes no. 6 and 7).

The following tables show the projection of incremental loss that would have been recognized in profit or loss for the following year, assuming that the current net liability exposure is static and the following scenarios:

	Description	Company Risk	Probable scenario	Scenario II	Scenario III
Consolidated	Net liability	Rate increases	(5,683)	40,184	86,050

The probable scenario considers future interest rates for 90 days-term, according to B3 quotations on the expected dates of the first maturities of financial instruments with exposure to interest rates, as of December 31, 2023. Scenarios II and III consider an increase interest rates by 25% (14.13% per year) and 50% (16.95% per year), respectively, over a CDI rate of 11.30% per year.

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

5.3.1.2 Derivative instruments designated for hedge accounting

a) Cashflow hedge

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

For years ending on December 31, 2023 and 2022, the Company designated for hedge accounting the derivative instruments (forward swap) contracted in May 2021, which aim at eliminating the variation in the payments of principal amount and interest in dollars associated with (“ESG Notes”), making the payments fixed at CDI plus spread. As previously mentioned, due to the transfer of this debt to Natura &Co Luxembourg, the protected risk was no longer eligible within the hedge accounting structure, and, consequently, the Company proceeded with the derecognition of the structure.

As of December 31, 2023, the net position of derivative instruments designated as cash flow hedges consists exclusively of operational derivatives and is detailed:

				Other comprehensive income
	Hedged item	Notional currency	Fair value	Gain (loss) in the year	Gain (loss) in the year
Currency swap – US$/R$ - Natura Cosméticos	Currency and interest rate	BRL	(5,878)	(2,090)	763,197
Forward agreements (Avon Industria)	Currency	BRL	(3,702)	(3,702)	5,452
Forward agreements (Natura Dist. Mexico)	Currency	BRL	320	151	151
Forward agreements (Natura Industria)	Currency	BRL	(21,497)	(21,497)	(22,637)
Forward agreements (Natura Holding)	Currency	BRL	1,731	486	485
Total			(29,026)	(26,652)	746,648

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The changes in cash flow hedge reserve recorded in OCI are shown below:

Consolidated
Cash flow hedge balance as of December 31, 2020	159,077
Change in the fair value of hedge instrument recognized in OCI	(210,150)
Tax effects on fair value of hedge instrument	72,939
Cash flow hedge balance as of December 31, 2021	21,866
Change in the fair value of hedge instrument recognized in OCI	(790,479)
Tax effects on fair value of hedge instrument	270,035
Cash flow hedge balance as of December 31, 2022	(498,578)
Change in the fair value of hedge instrument recognized in OCI	746,648
Tax effects on fair value of hedge instrument	(251,950)
Cash flow hedge balance as of December 31, 2023	(3,880)

b) Fair value hedge

For the years ending December 31, 2023 and 2022, the designation (which only included financial derivatives) referred to derivative instruments (swap contracts) contracted in October 2022, which aim to eliminate the variation in interest rates associated with the 2nd and 3rd series of debentures from the 12th issue ("CRI debentures") contracted in IPCA for a flow in CDI plus spread, in accordance with the Group's risk management policy.

The type of hedge relationship applied to such instruments is fair value hedge, which is used to offset variations arising from changes in the fair value of the liability attributable to the specific risk.

There is an economic relationship between protected items and hedging instruments, as the terms of the contracts correspond to terms associated with the contracted debt. The Company established a hedge ratio of 1:1 for the hedge relationships, as the underlying risks of the contracts are identical to the protected risk components.

To test the effectiveness of the hedge, the Company uses the sensitivity test, measuring the variation using the offset method in US dollars. Sources of ineffectiveness, historically immaterial, may arise from: (i) reductions or modifications of the protected item (debt payment); (ii) changes in the credit risk of the Company or the counterparty to the contracts; (iii) changes in the spread over IPCA in the swap.

As of December 31, 2023, the net position of derivative instruments designated as fair value hedges consists exclusively of financial derivatives and is detailed below:

	Protection object	Reference currency (Notional)	Fair value
Fair value	Interest Rate	BRL	52,319
Total			52,319

5.3.2 Credit risk

Credit risk refers to the risk of a counterparty not fulfilling its contractual obligations, causing the Company to incur financial losses. The Company's sales are made to a large number of Natura and Avon Consultants and this risk is managed through a credit granting process. The result of this management is reflected in the item “provision for expected credit losses” in “accounts receivable from customers”, as shown in explanatory note no. 8.

The Company is also subject to credit risks related to financial instruments contracted in the management of its business, mainly represented by cash and cash equivalents, financial investments and derivative financial instruments. The Company considers the credit risk of the operations it maintains in financial institutions with which it operates to be low, which are considered by Management to be first line.

The financial investment policy established by the Company's Management elects the financial institutions with which contracts can be concluded, in addition to defining limits regarding the percentages of resource allocation and absolute values to be applied to each of them.

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

5.3.3 Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash, short-term investments, funds available through credit facilities and the ability to settle market positions.

Management monitors the Company’s liquidity level considering the expected cash flows in exchange for unused credit facilities, as shown in the following table:

	Consolidated
	2023	2022
Total current assets	15,987,222	16,121,527
Total current liabilities	(10,413,499)	(13,337,868)
Total net working capital	5,573,723	2,783,659

As of December 31, 2023 and 2022, the carrying amount of financial liabilities, measured using the amortized cost method, considering interest payments at a floating rate and the value of debt securities reflecting the forward market interest rates, may be changed due to the variation in floating interest rates. Their corresponding maturities, considering that the Company is in compliance with contractual covenants, are evidenced below:

2023	Less than a year	One to five years	More than five years	Total expected contractual cash flow	Interest to be accrued	Carrying amount
Borrowing, financing and debentures	357,568	4,194,476	4,078,504	8,630,548	(2,518,846)	6,111,702
Derivatives	140,679	71,134	(160,587)	51,226	-	51,226
Lease liability	401,217	912,529	135,207	1,448,953	(298,513)	1,150,440
Trade accounts payables, related parties and reverse factoring operations	5,302,478	-	-	5,302,478	-	5,302,478
Dividends payable	294,231	-	-	294,231	-	294,231

2022	Less than a year	One to five years	More than five years	Total expected contractual cash flow	Interest to be accrued	Carrying amount
Borrowing, financing and debentures	722,146	3,228,866	13,140,599	17,091,611	(3,499,325)	13,592,286
Derivatives	640,257	1,504,007	(1,347,387)	796,877	-	796,877
Lease liability	1,070,253	2,019,723	856,402	3,946,378	(675,641)	3,270,737
Trade accounts payables, related parties and reverse factoring operations	6,375,930	-	-	6,375,930	-	6,375,930
Dividends payable	260	-	-	260	-	260

New borrowing and financing in the year ended December 31, 2023 are disclosed on note no 19.

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

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The targets, to be met by 2026, include a reduction in greenhouse gas emissions by 13% and the use of recycled plastic in packaging by at least 25%. Any non-compliance with the sustainability goals set forth above and/or lack of report issued by an external verifier attesting to the fulfillment of these goals within 30 days before November 3, 2027 (in relation to the year to be ended December 31, 2026) may affect the Company's liquidity, as it would lead to a 65-basic point increase in the interest rate per year. On the date of preparation of these financial statements, the Company has no indication that these targets will not be met at the time of effective measurement.

5.4Capital management

The Company's objectives when managing its capital are to safeguard the Company's ability to continue to provide returns to shareholders and benefits to other interested parties, in addition to maintaining an ideal capital structure to reduce this cost.

The Company monitors capital based on financial leverage ratios. This index corresponds to net debt divided by EBITDA (earnings before interest, taxes, depreciation and amortization - EBITDA). Net debt, in turn, corresponds to total loans and financing (including short- and long-term loans and financing, as shown in the consolidated balance sheet) subtracted from the amount of cash and cash equivalents and marketable securities (except resources of “Crer Para Ver” and the investment fund Dynamo Beauty Ventures Ltd (“DBV”).

5.5Fair value measurement

Financial instruments that are measured at fair value on the balance sheet dates as determined by CPC 46 – Fair value measurement (IFRS 13) follow the following hierarchy:

➢	Level 1: Valuation based on quoted (unadjusted) prices in active markets for identical assets and liabilities at balance sheet dates. A market is viewed as active if quoted prices are readily and regularly available from a securities exchange, broker, industry group, pricing service or regulatory agency and those prices represent actual market transactions that occur regularly on a purely commercial basis;
➢	Level 2: Used for financial instruments that are not traded in active markets (for example, over-the-counter derivatives), whose evaluation is based on techniques that, in addition to the quoted prices included in Level 1, use other information adopted by the market for the asset or passive directly (i.e. as prices) or indirectly (i.e. derived from prices); and
➢	Level 3: Valuation techniques for which the lowest level of input that is significant for measuring fair value is not observable.
F-41

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Below, we present the carrying amount and fair values of the Company's financial instruments as of December 31, 2023 and 2022:

				Carrying amount		Fair value
Consolidated	Nota	Classification by category	Fair value hierarchy	2023	2022	2023	2022
Financial assets
Cash and cash equivalent	6
Cash and banks		Amortized cost	Level 2	2,113,566	2,904,808	2,113,566	2,904,808
Certificate of bank deposits		Fair value through profit or loss	Level 2	203,561	46,864	203,561	46,864
Repurchase operations		Fair value through profit or loss	Level 2	1,433,817	1,244,041	1,433,817	1,244,041
				3,750,944	4,195,713	3,750,944	4,195,713
Short-term investments	7
Government securities		Fair value through profit or loss	Level 2	1,272,445	31,415	1,272,445	31,415
Restricted cash		Fair value through profit or loss	Level 2	30,240	1,481	30,240	1,481
Financial treasury bills		Fair value through profit or loss	Level 2	392,253	539,450	392,253	539,450
Loan investment fund		Fair value through profit or loss	Level 2	2,329,118	1,228,093	2,329,118	1,228,093
DBV fund		Fair value through profit or loss	Level 3	36,698	35,235	36,698	35,235
				4,060,754	1,835,674	4,060,754	1,835,674

Trade accounts receivables - related parties	8 and 32.1	Amortized cost	Level 2	3,524,395	3,502,399	3,524,395	3,502,399
Judicial deposits	12	Amortized cost	Level 2	408,030	457,550	408,030	457,550
Sublease receivables	14	Amortized cost	Level 2	180,440	262,108	180,440	262,108
Receivables from service providers	14	Amortized cost	Level 2	109,639	110,214	109,639	110,214
Accounts receivable - sale of subsidiary		Amortized cost
Fixed consideration	34	Amortized cost	Level 2	343,068	-	343,068	-
Contingent consideration	34	Fair value through profit or loss	Level 3	486,429	-	486,429	-
				5,052,001	4,332,271	5,052,001	4,332,271

Financial derivatives (hedge instrument)		Fair value through profit or loss	Level 2	23,293	-	23,293	-
Financial derivative instruments		Fair value through profit or loss	Level 2	255,157	1,008,365	255,157	1,008,365
				278,450	1,008,365	278,450	1,008,365
Financial liabilities
Borrowing, financing and debentures	19
Borrowing in local currency		Amortized cost	Level 2	(6,111,702)	(8,419,320)	(6,111,702)	(8,419,320)
Foreign currency borrowings		Amortized cost	Level 2	-	(5,172,966)	-	(5,172,966)
				(6,111,702)	(13,592,286)	(6,111,702)	(13,592,286)

Financial and operating derivative instruments		Fair value through profit or loss	Level 2	(329,676)	(1,805,242)	(329,676)	(1,805,242)

Lease liability	18	Amortized cost	Level 2	(1,150,440)	(3,270,737)	(1,150,440)	(3,270,737)
Prepaid insurance		Amortized cost	Level 2	14,013	-	14,013	-
Trade accounts payables, related-parties’ and reverse factoring	20 e 32.1	Amortized cost	Level 2	(5,302,478)	(6,375,930)	(5,302,478)	(6,375,930)
Insurance payables	23	Amortized cost	Level 2	(1,239)	(69,364)	(1,239)	(69,364)
Dividends payable	24	Amortized cost	Level 2	(294,231)	(260)	(294,231)	(260)

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

When measuring, the carrying value represents a reasonable approximation of the fair value, as described below:

(i)	the balances of cash and cash equivalents, trade accounts receivables, accounts payable to suppliers and other current liabilities are equivalent to their carrying amounts, mainly due to the short-term maturities of these instruments;
(ii)	the balances of the short-term investments: a) measured at amortized cost approximate their fair values as a result of the transactions to be conducted at floating interest rates; and b) measured at fair value through profit or loss based on the rates agreed with the financial institutions considering the agreed rates among the parties, including market information that allows for such calculation;
(iii)	except for the real estate receivables certificates the carrying amounts of borrowing, financing and debentures are measured at their amortized cost and disclosed at fair value, which does not differ materially from the carrying amounts as interest rates are consistent with current market rates; and

(iv)	the fair value of exchange rate derivatives (swap and forwards) is determined based on the future exchange rates at the dates of the balance sheets, with the resulting amount being discounted at present value.

The fair value of the investment in the Fundo Dynamo Beauty Ventures Ltda. (“DBV Fund”), classified at level 3 of the fair value hierarchy is calculated based on information on the net value of the investment in the Fund (NAV) calculated by the Fund’s manager based on valuation assumptions consistent with the accounting practices adopted in Brazil and IFRS, adjusted to reflect the fair value assumptions applicable to the nature of the Company’s investment. The Company’s valuation considers inputs not observable in the model, to reflect the contractual restrictions on this investment for early redemption of the security in the market. The significant unobservable inputs used in the fair value estimate reflect a discount due to the lack of liquidity of the security, which represent the values that the Company determined that market agents would consider for these discounts when defining the investment price. An increase (reduction) of 1% in the discount applied (15.3%) would result in an increase (reduction) in the fair value of the investment of R$394 (R$402 in 2022).

As part of the sales agreement with the acquirer of the former subsidiary The Body Shop (as disclosed in explanatory note no. 35), a contingent consideration was agreed, stipulating additional cash payments to the Company of up to £30,000 in 2025 and £60,000 in 2026, if certain performance measures are achieved by The Body Shop's operation in each of the respective previous fiscal years. As of December 31, 2023, The Body Shop's key performance indicators indicate that the target is likely to be achieved and therefore the fair value of the contingent consideration reflects the achievement of anticipated results. Fair value is determined using the discounted cash flow method. The main significant unobservable assumptions used in measuring fair value include The Body Shop's probability-adjusted EBITDA and the discount rate. An increase (reduction) of 1% in the applied discount rate (4.5%) would result in an increase (reduction) in the fair value of the credit receivable of R$13,456. A 25% increase (decrease) in probability-adjusted EBITDA would not result in changes in the fair value of the credit receivable.

There were no transfers between measurement levels in the fair value hierarchy in the year ended December 31, 2023 and 2022 for these assets and liabilities.

Additionally, in the year ended December 31, 2023, there were no material effects on the fair value of financial assets and liabilities as a result of an increase in price volatility in markets affected by the conflict between Russia and Ukraine, counterparty risk in financial assets or market inactivity considered in the evaluation.

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
6.        CASH AND CASH EQUIVALENT
	Consolidated
	2023	2022
Cash and banks	2,113,566	2,904,808
Certificate of bank deposits	203,561	46,864
Repurchase operations (a)	1,433,817	1,244,041
	3,750,944	4,195,713

(a)	Repurchase operations are securities issued by banks with a commitment by the bank to repurchase the securities, and by the client to resell the security, at a defined interest rate and within a predetermined term, which are backed by public or private securities (depending on the financial institution) and are registered within the Central Agency for Custody and Financial Settlement of Securities (“CETIP”), these investments offer high liquidity with a redemption period of up to 90 days. As of December 31, 2023 and 2022, repurchase operations are remunerated at an average rate of 100.0% of CDI.

7.SHORT-TERM INVESTMENTS
	Consolidated
	2023	2022
Loan investment funds (a)	2,329,118	1,228,093
Treasury bills (b)	392,253	539,450
Government securities (LFT) (c)	1,272,445	31,415
DBV fund	36,698	35,235
Restricted cash	30,240	1,481
	4,060,754	1,835,674

Current	4,024,056	1,800,439
Non-current	36,698	35,235

(a)	Mutual investment funds refer to the investments of some subsidiaries of the Company, which are concentrated in the entities of Argentina, Chile, Colombia and Mexico.
(b)	As of December 31, 2023, investments in treasury bills are remunerated at an average rate of 108.15% of the CDI (109.69% as of December 31, 2022).
(c)	As of December 31, 2023, investments in Government securities (LFT) are remunerated at an average rate of 100.75% of the CDI (100.02% of the CDI as of December 31, 2022).

The breakdown of securities constituting the Essential Investment Fund portfolio, regarding which the Company holds 100% interest, on December 31, 2023 and 2022 is as follows:

	Consolidated
	2023	2022
Certificate of bank deposits (CDB)	644	2,012
Repurchase operations (cash and cash equivalents)	1,433,487	937,645
Treasury bills	392,253	539,450
Government securities (LFT)	1,272,445	46,071
	3,098,829	1,525,178

These amounts are presented together with the other investments of the same nature of the Company in the consolidated.
F-44

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

8.TRADE ACCOUNTS RECEIVABLE
	Consolidated
	2023	2022
Trade accounts receivable	3,893,880	3,933,550
(-) Allowance for expected credit losses	(369,485)	(431,151)
	3,524,395	3,502,399

Maximum exposure to credit risk on the date of the financial statements is the carrying amount of each maturity date range, net of the allowance for expected credit losses. The following table shows trade accounts receivables by exposure to allowance for expected credit losses as of December 31, 2023 and 2022:

	Consolidated
	2023		2022
	Trade accounts receivable	Allowance for expected credit losses	Trade accounts receivable	Allowance for expected credit losses
Current	3,150,046	(111,784)	2,814,843	(94,148)
Past due:
Up to 30 days	348,851	(48,397)	621,711	(59,764)
31 to 60 days	89,271	(32,502)	142,507	(53,609)
61 to 90 days	66,496	(31,128)	106,124	(48,851)
91 to 180 days	239,194	(145,656)	248,365	(174,779)
Over 180 days	22	(18)	-	-
	3,893,880	(369,485)	3,933,550	(431,151)

The changes in the allowance for expected credit losses for the year ended December 31, 2023 and 2022 are as follows:

Consolidated
Balance as of December 31, 2020	(432,108)
Additions, net of reversals	(837,822)
Write-offs (a)	817,446
Translation adjustment	(1,497)
Balance as of December 31, 2021	(453,981)
Additions, net of reversals	(605,995)
Write-offs (a)	592,857
Translation adjustment	35,968
Balance as of December 31, 2022	(431,151)
Write-off from sale of subsidiaries	7,107
Additions, net of reversals	(605,874)
Write-offs (a)	634,657
Translation adjustment	25,776
Balance as of December 31, 2023	(369,485)
(a)	Refers to accounts overdue for more than 180 days, which are written off when the Company has no expectation of recovering the trade accounts receivables and sales of customer portfolios.
F-45

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

9. INVENTORIES

	Consolidated
	2023	2022
Finished products	2,390,999	3,634,068
Raw materials and packaging	882,514	1,159,507
Auxiliary materials	224,370	146,409
Products in progress	41,604	68,849
(-) Provision for inventory losses	(452,092)	(491,959)
	3,087,395	4,516,874

The changes in the allowance for inventory losses for the years ended December 31, 2023 and 2022 are as follows:

Consolidated
Balance as of December 31, 2020	(594,071)
Additions, net of reversals (a)	(837,822)
Write-off (b)	817,446
Translation adjustment	(1,497)
Balance as of December 31, 2021	(615,944)
Additions, net of reversals (a)	(305,705)
Write-off (b)	366,198
Translation adjustment	63,492
Balance as of December 31, 2022	(491,959)
Write-off from sale of subsidiaries	63,971
Additions, net of reversals (a)	(422,498)
Write-offs (b)	352,519
Translation adjustment	45,875
Balance as of December 31, 2023	(452,092)
a)

This refers to the recognition of net allowance for losses due to discontinuation, expiration and quality, to cover expected losses on the realization of inventories, pursuant to the policy of the Company.

b)	It consists of write-offs of products for which there already had an allowance for losses, where the Company has no expectation of sales/realization.
F-46

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

10.      RECOVERABLE TAXES

	Consolidated
	2023	2022
ICMS on purchase of goods (a)	561,224	704,018
Taxes on purchase of goods – foreign subsidiaries	214,699	245,955
ICMS on purchases of property, plant and equipment and purchase of goods	15,912	14,365
PIS and COFINS on purchase of property, plant and equipment and purchase of goods (b)	620,631	950,307
Withholding PIS, COFINS and CSLL	1,671	1,671
Tax on Manufactured Goods - IPI (c)	127,127	152,686
Other	179,673	199,276
	1,720,937	2,268,278

Current	608,530	911,410
Non-current	1,112,407	1,356,868
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
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The amounts are as follows:

i) Breakdown of deferred income taxes and social contribution

	Consolidated
	2023	2022
Tax loss carryforwards	1,778,203	2,465,805
Receivables	141,595	192,260
Inventory	141,650	219,367
Fixed and intangible assets	31,991	160,716
Lease liabilities	262,175	444,444
Accruals, reserves and provision for tax, civil and labor risks (b)	358,108	649,768
Employee benefits	340,807	373,817
Non-functional currency positions, including derivatives and hedge accounting transactions (c)	9,811	307,732
Foreign tax credit carryforwards (a)	10,003	363,493
Other temporary differences	145,151	124,689
Total deferred tax assets	3,219,494	5,302,091

Non-functional currency positions, including derivatives and hedge accounting transactions (c)	(16,500)	-
Fixed and intangible assets	(213,266)	(339,627)
Employee benefits	(145,149)	(132,609)
Right to use assets	(195,814)	(359,072)
Contingent consideration	(157,966)	-
Fair value of identifiable net assets in business combination (d)	(281,436)	(1,561,946)
Other temporary differences	(336,758)	(323,736)
Total deferred tax liabilities	(1,346,889)	(2,716,990)

Total of deferred income tax and social contribution, net	1,872,605	2,585,101

Deferred income taxes and social contribution assets, net (e)	2,200,695	3,519,515
Deferred income taxes and social contribution liabilities, net (e)	(328,090)	(934,414)

a)	Primarily relates to foreign tax credit carryforwards in Brazil that had historically been reported as prepaid income taxes rather than deferred tax assets.
b)	Includes (i) expenses under the accrual basis, reflecting deductible expenses incurred in the year, (ii) deferred revenue, (iii) accrued and unpaid compensation and (iv) other reserves not currently deductible for tax.
c)	Due to underlying changes in non-functional currencies relative to the Brazilian Real, the balance at 2023 year-end primarily reflects a loss on a hedge instrument that can only be deducted when the hedge instrument is settled; as of 2022 year-end, the balance primarily reflected a gain on a hedge which could be deferred until settlement.
d)	The balance includes deferred income tax liability on the fair value of net identifiable assets in the acquisition of the subsidiaries Avon, The Body Shop and Aesop.
e)	Balance presented in the balance sheet including the effects of the jurisdictional offset of deferred tax assets and liabilities of the same nature, originating from the same taxpayer and tax authority.

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
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

As of December 31, 2023, there are deferred tax assets recognized in the current and previous periods arising from tax losses and negative CSLL base in the total amount of R$1.8 billion (R$2.5 billion as of December 31, 2022) , of which approximately R$1.55 billion is associated with operational entities, including our financial operation in the subsidiary Natura &Co Luxembourg, which currently generate taxable profits or have other sources of income.

Additionally, there are deferred tax assets recognized in the current and previous periods for tax losses and/or other deferred tax assets arising from operations of the indirect subsidiary Avon México, which is currently in deficit, totaling R$376 million (R$293 million as of December 31, 2022). In relation to the indirect subsidiary Avon México, the Company's Management assessed the recoverability of these deferred tax assets based on all available information, including future taxable profits projected and incorporated into the projections, as well as the monitoring of initiatives (which also involve the restructuring of operations in the Latin America) that were approved at the highest levels of governance, and concluded that the realization of the assets is probable. The projections are also consistent with those prepared and used internally for business planning and impairment testing purposes. Based on these projections and the underlying facts and circumstances, it was determined that there would be sufficient taxable income to realize the benefit of the recognized deferred tax assets.

The changes in deferred asset and liability income tax and social contribution for the years ended December 31, 2023 and 2022 were as follows:

	Consolidated
	Asset	Liability
Balance as of December 31, 2021	3,100,515	(994,041)
Effect on statement of profit or loss	599,136	(1,071)
Reserve for grant of options and restricted shares	28,750	(1,617)
Other comprehensive income impact	270,035	-
Translation adjustment	(478,921)	62,315
Balance as of December 31, 2022	3,519,515	(934,414)
Effect on income statement	(894,732)	(167,668)
Transfer between deferred income tax and social contribution liabilities and assets	(18,502)	18,502
Reclass of UTP to Deferred Tax Liability	-	(46,760)
Transfer of Prepaid to Deferred Tax	20,213
Discontinued operations	(374,090)	788,977
Reserve for grant of options and restricted shares	(31,772)	2,486
Other comprehensive income impact	8,195	-
Translation adjustment	(28,132)	10,787
Balance as of December 31, 2023	2,200,695	(328,090)

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

As of December 31, 2023, the Company had the following unrecognized deferred tax assets:

Item	Amount	Indefinite Expiration	Definite Expiration
Net operating loss (a)	9,513,303	8,715,748	797,555
Credits (b)	584,474	-	584,474
Other future deductible Items	2,156,658	2,156,658
Total	12,254,435	10,872,406	1,382,029

a)	During 2024, no significant expirations are expected; the majority of expirations are expected to occur in 2027 and successive years.
b)	During 2024, no significant expirations are expected; the majority of expirations are expected to occur in 2027.

Unrecognized deferred tax assets are substantially associated with the acquisition of Avon’s operations, especially from operations in Luxembourg, United Kingdom and United States. As of December 31, 2023, there are no events or circumstances that could allow for further recognition of unrecognized deferred tax assets. This situation could change in the future as events and/or relevant facts and circumstances allow.

11.2 Reconciliation of income tax and social contribution reflected in continuing operations:

	Consolidated
	2023	2022
Loss before income tax and social contribution	(2,668,347)	(2,168,618)
Income tax and social contribution at the rate of 34%	907,238	737,330
Brazil Investment subsidies	427,897	207,608
Share of profit of equity investees	-	-
Effect from differences of tax rates of entities abroad	(147,265)	(103,447)
Taxation of profits of foreign subsidiaries (a)	(49,264)	56,126
Unrecognized Deferred income tax (b)	(642,608)	(762,362)
Exercise of purchase options and restricted share plans		52
Non-Deductible donation and contribution	(27,136)	(35,616)
Interest on Net Equity	-	-
Withholding and Sub-national taxes not recognized	(42,763)	(60,121)
Goodwill impairment (b)	(225,723)	(70,730)
Other permanent differences	(113,976)	(61,193)
Income tax and social contribution benefit (expenses)	86,400	(92,353)

Income tax and social contribution - current	(976,000)	(690,418)
Income tax and social contribution - deferred	1,062,400	598,065

Effective tax rate - %	4.3%	(4.3% )

a)	Certain earnings of foreign subsidiaries may be subjected to income taxation net of applicable credits, if any, by their parent holding companies in addition to the local taxing jurisdictions in which they conduct operations. Within the Natura Group, these types of taxation regimes exist in various jurisdictions including but not limited to Brazil, Australia, United Kingdom, United States.
b)	During 2022 and 2023, the Company recognizes an impairment of the goodwill associated with Avon International CGU. The Avon International goodwill resulting from its acquisition is non-deductible for income tax purposes.

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

11.3 Income tax and social contribution included in discontinued operations

During the year ended December 31, 2023, a pre-tax profit of R$7,772 million was reflected in discontinued operations primarily associated with the former subsidiaries Aesop and The Body Shop. The pre-tax profit was generated by the net gain resulting from the divestiture of these business units partially offset with the net loss from operations of these business units and other discontinued operational losses associated with the Avon business unit. As of December 31, 2023, income tax expense was reflected in the results of discontinued operations in the amount of R$2,214 million resulting in an effective tax rate of 28.5%. The difference of 5.5% between the effective tax rate and the statutory tax rate of 34% is primarily attributable to the exclusion of income associated with currency translation effects included in book income that is excluded from taxable income partially offset with the effect of losses that cannot be benefitted.

During the year ended December 31, 2022, a pre-tax loss of R$380 million was generated and no income tax benefit was able to be reflected in the results of discontinued operations.

See section 11.1 for the cumulative amount of unrecognized tax benefits that exist for the Company related to its assets, liabilities and tax attributes (net operating loss and income tax credit attributes that exist as of December 31, 2023).

12.     JUDICIAL DEPOSITS

Judicial deposits represent restricted assets of the Company and are related to the amounts deposited and held in court until the resolution of the disputes to which they are related. The judicial deposits held by the Company as of December 31, 2023 and 2022 are as follows:

	Consolidated
	2023	2022
Unaccrued tax proceedings(a)	228,331	274,273
Accrued tax proceeding(b)	154,077	150,929
Unaccrued civil proceedings	5,462	5,783
Accrued civil proceedings	1,453	1,470
Unaccrued labor proceedings	10,018	11,014
Accrued labor proceedings	8,689	14,081
Total judicial deposits	408,030	457,550

a)	The tax proceedings related to these judicial deposits refer mainly to the ICMS-ST.
b)	The tax proceedings related to these judicial deposits refer, substantially, to the sum of the amounts highlighted in note no. 21, and the amounts provisioned according to note no. 20.

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Changes in judicial deposits balances for the year ended December 31, 2023 and 2022 are presented below:

Consolidated
Balance as of December 31, 2021	585,284
New deposits	27,479
Redemptions in favor of the Company	(67,533)
Monetary adjustment	35,508
Application in the liquidation of proceedings	(121,025)
Transfers	25
Translation adjustment	(2,188)
Balance as of December 31, 2022	457,550

Consolidated
Balance as of December 31, 2022	457,550
New deposits	13,493
Redemptions in favor of the Company	(35,227)
Monetary adjustment	28,460
Application in the liquidation of proceedings	(55,494)
Translation adjustment	(752)
Balance as of December 31, 2023	408,030

In addition to judicial deposits, the Company has contracted insurance policies for certain lawsuits.

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

13. NON-CURRENT ASSETS HELD FOR SALE

The changes in the balance for the years ended December 31, 2023 and 2022 are as follows:

Consolidated
Balance as of December 31, 2021	52,921
Transfers from property, plant and equipment, other assets and liabilities	13,235
Impairment	(12,510)
Sale	(55,034)
Translation adjustment	1,439
Balance as of December 31, 2022	51

Balance as of December 31, 2022	51
Transfers from the former subsidiary Aesop(a)	2,492,471
Other transfers(b)	555,013
Impairment (c)	(53,117)
Write off due to Sale(d)	(2,988,713)
Translation adjustment	(5,705)
Balance as of December 31, 2023	-

a)	These transfers include the assets of the former subsidiary Aesop, and whose sale was assessed as highly probable in the quarter ended March 31, 2023. The sales impacts are presented in note no. 36.
b)	The other transfers include certain properties of the subsidiary Avon, located in the United States, Chile and Brazil.
c)	Reflect the recognition of loss due to impairment of properties of the subsidiary Avon, located in the United States, Chile and Brazil, transferred to non-current assets held for sale and being tested for impairment purposes upon transfer and consequent measurement to the lower of fair value less selling costs and previous book value.
d)	The write-offs due to disposal presented in the movement include the value of the assets of the former subsidiary Aesop. Also among the write-offs are the sale of an asset of the subsidiary Avon in Chile, amounting to R$37,484.
F-53

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

14.      OTHER CURRENT AND NON-CURRENT ASSETS

	Consolidated
	2023	2022
Marketing and advertising advances	43,150	43,509
Supplier advances	203,193	290,205
Employee advances	19,297	20,267
Rent advances and guarantee deposit (a)	20,284	160,437
Advance insurance expenses	110,355	124,293
Overfunded pension plan (b)	723,130	694,527
Customs broker advances - Import taxes	43,316	38,398
Sublease receivables (c)	180,440	262,108
Carbon credits	13,970	14,297
Receivables from service providers (d)	109,639	110,214
Other	165,332	257,566
	1,632,106	2,015,821

Current	604,427	763,384
Non-current	1,027,679	1,252,437

a)	Mainly related to: (i) advances for lease agreements that were not included in the initial measurement of lease liabilities / right-of-use of the former subsidiary Avon, in accordance with the exemptions of IFRS 16 / CPC 06 (R2); and (ii) in 2022 included security deposits for the rental of certain stores of the former subsidiaries Aesop and The Body Shop.
b)	Pension plan arising from the acquisition of subsidiary Avon. The variance in the balance refers to the revision in mortality tables offset by the impact of exchange rate variation due to the appreciation of the real.
c)	Refers to the sublease receivable from the New York office owned by the subsidiary Avon.
d)	Refers to receivables mainly arising from damage that occurred with carriers and insurance companies.
F-54

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

15.      PROPERTY, PLANT AND EQUIPMENT
	Consolidated
	Useful life range (in years)	2022	Additions	Write-offs	Transfers	Transfer to asset held for sale	Write-off due to sale of subsidiary	Translation adjustment	2023
Cost:
Vehicles	2 to 5	74,362	9,285	(5,629)	11	-	-	(30,292)	47,737
Tooling	3	204,177	72	(135)	6,700	-	-	212	211,026
Tools and accessories	3 to 20	175,452	13,676	(16,033)	4,360	-	-	4,275	181,730
Facilities	3 to 60	307,448	984	(1,338)	25,016	(166)	-	7,491	339,435
Machinery and accessories	3 to 15	2,272,136	37,809	(75,340)	180,157	(25,065)	(62,120)	(127,358)	2,200,219
Leasehold improvements	2 to 20	1,128,086	47,444	(93,243)	4,514	(696,954)	(223,379)	(28,035)	138,433
Buildings	14 to 60	1,916,939	15,966	(56,721)	(2,617)	(582,033)	(28,653)	(132,441)	1,130,440
Furniture and fixtures	2 to 25	674,062	57,609	(89,422)	672	(93,440)	(359,311)	(31,344)	158,826
Land	-	645,657	30,313	(631)	-	(267,425)	(4,934)	(13,106)	389,874
IT equipment	3 to 15	627,770	23,286	(108,116)	9,268	(52,223)	(66,626)	(39,004)	394,355
Other assets	-	26,230	-	(12)	-	-	-	(758)	25,460
Projects in progress	-	580,627	376,452	(35,425)	(318,663)	(38,743)	(11,016)	(54,937)	498,295
Total cost		8,632,946	612,896	(482,045)	(90,582)	(1,756,049)	(756,039)	(445,297)	5,715,830

Accumulated depreciation:
Vehicles		(38,070)	(5,812)	4,912	-	(24)	-	16,107	(22,887)
Tooling		(179,485)	(8,920)	135	(13)	-	-	(117)	(188,400)
Tools and accessories		(135,440)	(17,766)	15,872	(1,260)	-	-	76,188	(62,406)
Facilities		(201,307)	(14,395)	2,554	(390)	166	-	6,033	(207,339)
Machinery and accessories		(1,118,339)	(203,294)	62,508	(126)	17,185	37,722	15,722	(1,188,622)
Leasehold improvements		(626,431)	(65,843)	89,857	-	464,551	120,073	23,647	5,854
Buildings		(455,402)	(105,083)	27,612	6	301,177	10,480	60,398	(160,812)
Furniture and fixtures		(408,832)	(79,210)	71,758	1,620	62,651	248,773	22,245	(80,995)
IT equipment		(475,668)	(64,163)	105,080	14	31,284	44,521	(13,775)	(372,707)
Other assets		(27,822)	(549)	-	-	-	-	48,429	20,058
Total depreciation		(3,666,796)	(565,035)	380,288	(149)	876,990	461,569	254,877	(2,258,256)
Net total		4,966,150	47,861	(101,757)	(90,731)	(879,059)	(294,470)	(190,420)	3,457,574

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
	Consolidated
	Useful life range (in years)	2021	Additions	Write-offs	Impairment	Transfers	Translation adjustment	2022
Cost:
Vehicles	2 to 5	38,902	8	(6,559)	-	49,285	(7,274)	74,362
Tooling	3	191,840	-	(2,310)	-	14,976	(329)	204,177
Tools and accessories	3 to 20	110,998	17,261	(8,177)	-	(43,369)	98,739	175,452
Facilities	3 to 60	303,452	181	(564)	-	13,147	(8,768)	307,448
Machinery and accessories	3 to 15	1,959,943	23,188	(63,473)	-	520,561	(168,083)	2,272,136
Leasehold improvements	2 to 20	1,128,504	68,980	(54,148)	(1,665)	106,151	(119,736)	1,128,086
Buildings	14 to 60	1,982,245	7,174	(19,104)	-	120,512	(173,888)	1,916,939
Furniture and fixtures	2 to 25	660,126	71,960	(41,095)	(7,629)	53,632	(62,932)	674,062
Land	-	628,373	-	-	-	10,043	7,241	645,657
IT equipment	3 to 15	634,580	26,602	(34,279)	(191)	84,452	(83,394)	627,770
Other assets	-	31,636	-	(4,227)	-	-	(1,179)	26,230
Projects in progress	-	561,488	495,771	(1,739)	-	(429,391)	(45,502)	580,627
Total cost		8,232,087	711,125	(235,675)	(9,485)	499,999	(565,105)	8,632,946

Accumulated depreciation:
Vehicles		(9,457)	(6,057)	5,508	-	(40,920)	12,856	(38,070)
Tooling		(174,164)	(7,841)	2,310	-	-	210	(179,485)
Tools and accessories		(65,740)	(16,385)	1,823	-	46,967	(102,105)	(135,440)
Facilities		(183,420)	(17,051)	192	-	(8,804)	7,776	(201,307)
Machinery and accessories		(728,408)	(172,480)	56,142	-	(397,740)	124,147	(1,118,339)
Leasehold improvements		(602,622)	(133,533)	50,379	-	(12,257)	71,602	(626,431)
Buildings		(298,327)	(103,822)	14,111	-	(136,601)	69,237	(455,402)
Furniture and fixtures		(369,610)	(90,731)	31,606	-	(18,576)	38,479	(408,832)
IT equipment		(392,095)	(119,870)	36,065	-	(71,041)	71,273	(475,668)
Other assets		(30,836)	(2,287)	3,868	-	-	1,433	(27,822)
Total depreciation		(2,854,679)	(670,057)	202,004	-	(638,972)	294,908	(3,666,796)
Net total		5,377,408	41,068	(33,671)	(9,485)	(138,973)	(270,197)	4,966,150
F-56

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

16. INTANGIBLES
							Consolidated
	Useful life range (in years)	2022	Additions	Write-offs	Impairment	Transfers	Transfer to asset held for sale	Write-off due to sale of subsidiary	Translation adjustment	2023
Cost:
Software	2.5 to 10	2,949,813	391,102	(621,831)	-	96,351	(96,956)	(469,184)	(150,242)	2,099,053
Trademarks and patents (defined useful life)	20 to 25	813,204	-	-	-	-	(139,869)	(4,443)	(49,005)	619,887
Trademarks and patents (indefinite useful life)	-	4,818,030	-	-	-	-	-	(2,503,964)	36,281	2,350,347
Goodwill Avon (a)	-	12,307,865	-	-	(663,892)	-	-	-	(390,514)	11,253,459
Goodwill Emeis Brazil Pty Ltd. (b)	-	124,315	-	-	-	-	(124,315)	-	-	-
Goodwill The Body Shop (c)	-	1,645,527	-	-	-	-	-	(1,701,981)	56,454	-
Goodwill acquisition of The Body Shop stores	-	1,456	-	-	-	-	-	(1,456)	-	-
Goodwill aquisition of Singu	-	-	52,049	-	-	-	-	-	-	52,049
Relationship with retail clients	10	2,583	-	(2,856)	-	-	(2,255)	(4,021)	6,752	203
Key money (indefinite useful life) (d)	-	22,313	-	(14,601)	-	-	-	(7,719)	7	-
Key money (defined useful life) (e)	3 to 18	7,828	1,329	(3,519)	-	-	-	(5,279)	(359)	-
Relationship with franchisees and sub franchisees and sales representative (f)	14 to 15	2,676,563	-	-	-	-	-	(686,701)	(57,787)	1,932,075
Technology developed (by acquired subsidiary)	-	1,457,039	-	-	-	-	-	-	(105,109)	1,351,930
Other intangible assets and intangible under development	-	133,403	3,779	(18,995)	-	(8,115)	(9,797)	(83,397)	(10,149)	6,729
Total cost		26,959,939	448,259	(661,802)	(663,892)	88,236	(373,192)	(5,468,145)	(663,671)	19,665,732

Accumulated amortization:
Software		(1,720,169)	(439,031)	584,109	-	1,875	75,818	387,808	96,495	(1,013,094)
Trademarks and patents		(169,620)	(31,901)	-	-	-	45,298	12,127	18,919	(125,177)
Key money		(10,103)	-	-	-	-	-	10,103	-	-
Relationship with retail clients		(2,968)	(1,668)	2,719	-	-	2,255	-	(540)	(202)
Relationship with franchisees and sub franchisees		(918,994)	(260,104)	-	-	-	-	279,726	30,248	(869,124)
Technology developed		(874,225)	(278,969)	-	-	-	-	-	71,649	(1,081,545)
Other intangible assets		(2,890)	(4,136)	16,757	-	619	9,797	-	(26,871)	(6,724)
Total accrued amortization		(3,698,969)	(1,015,809)	603,585	-	2,495	133,168	689,764	189,900	(3,095,866)
Net total		23,260,970	(567,550)	(58,217)	(663,892)	90,731	(240,024)	(4,778,381)	(473,771)	16,569,866

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life range (in years)	2021	Additions	Write-offs	Impairment	Transfers	Translation adjustment	2022
Cost:
Software	2.5 to 10	2,492,616	155,044	(43,333)	(21,381)	640,903	(274,036)	2,949,813
Trademarks and patents (defined useful life)	20 to 25	889,834	-	-	-	-	(76,630)	813,204
Trademarks and patents (indefinite useful life)	-	5,888,623	-	(43)	-	-	(1,070,550)	4,818,030
Goodwill Avon (a)	-	13,381,191	-	-	(282,921)	-	(790,405)	12,307,865
Goodwill Emeis Brazil Pty Ltd. (b)	-	143,180	-	-	-	-	(18,865)	124,315
Goodwill The Body Shop (c)	-	2,063,672	-	-	(2,599)	-	(415,546)	1,645,527
Goodwill acquisition of The Body Shop stores	-	1,456	-	-	-	-	-	1,456
Relationship with retail clients	10	2,880	-	-	-	-	(297)	2,583
Key money (indefinite useful life) (d)	-	24,985	268	(152)	(623)	-	(2,165)	22,313
Key money (defined useful life) (e)	3 to 18	14,363	-	(3,618)	(940)	-	(1,977)	7,828
Relationship with franchisees and sub franchisees and sales representative (f)	14 to 15	2,990,558	-	-	-	-	(313,995)	2,676,563
Technology developed (by acquired subsidiary)	-	1,580,808	-	-	-	-	(123,769)	1,457,039
Other intangible assets and intangible under development	-	277,776	207,911	(21)	-	(336,346)	(15,917)	133,403
Total cost		29,751,942	363,223	(47,167)	(308,464)	304,557	(3,104,152)	26,959,939

Accumulated amortization:
Software		(1,369,767)	(417,253)	42,462	-	(179,645)	204,034	(1,720,169)
Trademarks and patents		(143,186)	(36,791)	-	-	-	10,357	(169,620)
Key money		(16,517)	-	4,505	-	-	1,909	(10,103)
Relationship with retail clients		(3,218)	(42)	-	-	-	292	(2,968)
Relationship with franchisees and sub franchisees		(729,049)	(264,320)	-	-	-	74,375	(918,994)
Technology developed		(632,326)	(272,297)	-	-	-	30,398	(874,225)
Other intangible assets		(296)	(3,228)	-	-	(48)	682	(2,890)
Total accrued amortization		(2,894,359)	(993,931)	46,967	-	(179,693)	322,047	(3,698,969)
Net total		26,857,583	(630,708)	(200)	(308,464)	124,864	(2,782,105)	23,260,970

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

a)	Goodwill related to the acquisition of subsidiary Avon. It does not have defined useful life and it is subject to annual impairment tests.
b)	Goodwill related to the acquisition of subsidiary Emeis Holdings Pty Ltd. acquisition. It does not have defined useful life and it is subject to annual impairment tests.
c)	Goodwill related to the acquisition of subsidiary The Body Shop, classified as future economic benefits. It does not have defined useful life and it is subject to annual impairment tests.
d)	Key money with indefinite useful life refers to payments made to former tenants, to get the right to rent the property under lease and can be subsequently negotiated with future tenants in the case of termination of the lease agreement.
e)	Key money with defined useful life refers to payments made to ex-tenants or lessors, to obtain the right to rent the property under the terms of the lease and which cannot be negotiated or recovered later.
f)	The balance refers to identifiable intangible assets from relationship with the subsidiary The Body Shop franchisees and sub-franchisees (relationship where the franchisee owns all rights to operate within a territory) and sub-franchisees (relationship where a franchisee operate a single store within a market), with estimated useful life of 15 years.

a) Impairment test of intangible assets with indefinite useful lives

Goodwill balances arising from business combinations, as well as intangible assets with indefinite useful lives were allocated to the CGU groups which expect to benefit from the synergy of the business combinations. In accordance with CPC 01 (R1) / IAS 36 - Impairment of Assets, when a CGU or group of CGU has an intangible asset with an indefinite allocated useful life, the Company must perform at least annually the impairment test of it carrying amount.

With the sale of the stake in the former subsidiaries The Body Shop and Aesop, the respective balances of intangible assets with an indefinite useful life were derecognized in 2023.

The carrying amount of intangible assets with undetermined useful life and goodwill allocated to each CGU group are presented below:

Groups of CGUs	Trademarks and patents		Goodwill		Total
	2023	2022	2023	2022	2023	2022
Natura &Co Latam	-	-	9,527,619	9,765,077	9,527,619	9,765,077
Avon International	2,350,347	2,396,290	1,777,889	2,542,788	4,128,236	4,939,078
TBS International	-	2,421,740	-	1,645,527	-	4,067,267
Aesop International (*)	-	-	-	124,315	-	124,315
Total	2,350,347	4,818,030	11,305,508	14,077,707	13,655,855	18,895,737

(*) The trademarks and patents recognized as part of the acquisition of Aesop were assessed as having a determined useful life and, therefore, are not presented in the table above as of December 31, 2022.
F-59

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The main assumptions used to calculate the value in use as of December 31, 2023 are presented below:

	Avon International	Natura &Co Latam
Impairment estimate (value in use)

Discounted cash flow based on financial budgets approved by the Board of Directors for a period of three years and complemented for a discretionary period of ten years estimated by Management, with a terminal value projected for the end of the period. The ten-year period was considered for better aligning and smoothing the effects projected between the discretionary period and the effects calculated in perpetuity.

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

Perpetuity growth rate (*)	Constant growth of 4.66%	Constant growth of 6.48
Discount rate

Discount rates represent the risk assessment in the current market, specific to each group of CGUs, taking into account the value of overtime and the individual risks of related assets that were not incorporated in the assumptions included in the cash flow model. Such cash flows were discounted at the discount rate calculated before tax on the currency with the one used for the projections, 17.74% and 13.87% for Natura &Co Latam and Avon International operating segments, respectively. The discount rate was based on the weighted average cost of capital that reflects the specific risk of each segment.

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

The Company considers the correlation between its market capitalization and its book value, among other factors, such as the decline in the performance of certain operations and macroeconomic indicators that involve the sector in which it operates, when evaluating potential indications of impairment. On December 31, 2023, the Company's market capitalization was lower than the book equity value. In addition, inflationary pressures, and uncertainty in the markets, impacting the economic recovery in the retail and cosmetics sectors, as well as the generalized effects of the conflict between Russia and Ukraine, negatively affected the results and prospects of some of the Company’s operations, in particular for the Group of CGUs comprising Avon International operations. Such factors led to continuous monitoring of this indicator during the year.

On December 31, 2023, a loss due to reduction in recoverable value was recorded in the amount of R$ 663,892 (loss of R$ 282,921 as of December 31, 2022) on the Avon International CGU goodwill balance (also recorded on the same segment on note 30) and there is no further loss to be recorded on the other CGUs where there is goodwill recorded.

The recoverable value of Avon International's CGUs totaled R$6,511,243 and was determined based on its value in use, considering the above assumptions and based on a weighted assessment of possible scenarios based on these projections, which reflect Management's best estimates. The loss due to impairment was recognized in other operating expenses in the statement of income. Effects that would be observed from reasonably possible changes in significant assumptions applied to the projections would lead to the following effects on the amount of loss due to reduction to recognized recoverable value:

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
Significant assumption affected by possible deterioration	1 p.p. increase in the discount rate	Reduction of 1 p.p. in the growth rate in perpetuity	Reduction of 1 p.p. in operating margins
Additional impairment that would be recognized in profit or loss for the year	762,709	401,389	651,156
Total impairment that would be recognized in profit or loss for the year	1,426,604	1,065,284	1,315,051

In relation to the groups of CGUs that comprise the operations of Natura &Co Latam, the results of the procedures did not indicate the need to recognize a loss due to impairment. The Company performed a sensitivity analysis considering any deterioration in: (i) discount rate; (ii) growth rate in perpetuity; and (iii) estimated future operating margin, given its potential impacts on cash flows. An increase of 1 percentage point in the discount rate or a decrease of 1 percentage point in the growth rate of the perpetuity would not result in the need to recognize a loss due to impairment. Similarly, a decrease of 1 percentage point in the estimated operating margins applied from the cash flow would also not result in the need to recognize a loss due to impairment.
17 RIGHT OF USE AND LEASE LIABILITIES

a) Right of use asset

	Consolidated
	Useful life range (in years) (a)	2022	Additions	Write-offs	Transfer to asset held for sale	Write-off due to sale of subsidiary	Translation adjustments	2023
Cost:
Vehicles	3	164,661	73,708	(68,871)	-	(1,883)	(8,446)	159,169
Machinery and equipment	3 to 10	31,216	19,850	(2,155)	-	(7,515)	(3,515)	37,881
Buildings	3 to 10	1,570,088	224,800	(80,185)	-	(160,049)	(79,839)	1,500,669
IT equipment	10	29,052	3,891	(6,299)	-	(1,702)	146	25,088
Retail stores	3 to 10	3,361,432	344,870	(299,934)	(1,388,973)	(1,790,631)	(79,770)	146,994
Software	3 to 4	13,527	5,566	-	-	-	37	19,130
Tools and accessories	3	498	-	(415)	-	(76)	(7)	-
Total cost		5,170,474	672,685	(457,859)	(1,388,973)	(1,961,856)	(171,394)	1,888,931

Depreciation value:
Vehicles		(105,457)	(45,378)	66,122	-	1,109	7,117	(76,487)
Machinery and equipment		(13,787)	(11,535)	1,996	-	6,120	3,762	(13,444)
Buildings		(556,655)	(235,874)	61,748	-	54,968	48,061	(627,752)
IT equipment		(23,957)	(5,645)	6,299	-	1,028	3,672	(18,603)
Retail stores		(1,525,308)	(390,499)	235,125	563,908	994,062	31,908	(90,804)
Software		(3,121)	(5,772)	-	-	-	(61)	(8,954)
Tools and accessories		(302)	(132)	300	-	-	(1,944)	(2,078)
Total accrued depreciation		(2,228,587)	(694,835)	371,590	563,908	1,057,287	92,515	(838,122)
Net total		2,941,887	(22,150)	(86,269)	(825,065)	(904,569)	(78,879)	1,050,809

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life in Years(a)	2021	Additions	Write-offs	Impairment	Transfers (c)	Translation adjustment	2022
Cost:
Vehicles	3	168,062	38,241	(25,734)	-	-	(15,908)	164,661
Machinery and equipment	3 a 10	33,629	13,455	(11,166)	-	-	(4,702)	31,216
Buildings	3 a 10	1,543,018	296,161	(185,967)	-	(35,484)	(47,640)	1,570,088
IT equipment	10	31,803	2,618	(4,151)	-	-	(1,218)	29,052
Retail stores	3 a 10	3,417,595	712,979	(373,830)	(30,785)	36,401	(400,928)	3,361,432
Software		-	13,527	-	-	-	-	13,527
Tools and accessories	3	1,053	-	(394)	-	-	(161)	498
Total cost		5,195,160	1,076,981	(601,242)	(30,785)	917	(470,557)	5,170,474

Depreciation value:
Vehicles		(91,509)	(46,287)	24,354	-	-	7,985	(105,457)
Machinery and equipment		(17,133)	(9,986)	11,166	-	-	2,166	(13,787)
Buildings		(507,045)	(249,796)	137,349	-	31,917	30,920	(556,655)
IT equipment		(24,410)	(6,608)	4,345	-	-	2,716	(23,957)
Retail stores		(1,458,512)	(611,862)	367,247	-	(31,960)	209,779	(1,525,308)
Software		-	(3,121)	-	-	-	-	(3,121)
Tools and accessories		(582)	(206)	394	-	-	92	(302)
Total accrued depreciation		(2,099,191)	(927,866)	544,855	-	(43)	253,658	(2,228,587)
Net total		3,095,969	149,115	(56,387)	(30,785)	874	(216,899)	2,941,887

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

a) The useful lives applied refer to the term of the contracts in which the Company is sure that it will use the assets underlying the lease contracts according to the contractual terms.

	Consolidated
	2023	2022
Amounts recognized in the statement of income and losses:
Financial expense on lease	110,356	112,456
Amortization of right of use	287,568	302,144
Appropriation in the result of variable lease installments not included in the measurement of lease liabilities	7,382	1,855
Sublease revenue	(17,210)	(20,724)
Short-term lease expenses and low-value assets	6,444	21,556
Benefits granted by lessor related to Covid-19	(111)	(1,366)
Adjustment to recoverable value of right-of-use assets - impairment	1,321	-

Amounts recognized in the financing activities in the cash flow statement:
Lease payments (principal)	309,328	277,086
Amounts recognized in the operating activities in the cash flow statement:
Lease payments (interest)	100,442	113,655
Variable lease payments, not included in the measurement of lease liabilities	7,382	1,855
Short-term and low-value assets lease payments	1,906	6,510

a) Lease liability

	Consolidated
	2023	2022
Current	298,600	878,448
Non-current	851,840	2,392,289
Total	1,150,440	3,270,737

Below are the changes in lease liability balances for the year ended December 31, 2023 and 2022:

Consolidated
Balance as of December 31, 2021	3,547,863
New agreements and modifications	1,065,794
Payments (principal amount)	(953,048)
Payments (interest)	(199,769)
Appropriation of financial charges	200,246
Write-off(a)	(19,763)
Translation adjustment	(370,585)
Balance as of December 31, 2022	3,270,737
Transfer to held for sale	(891,098)
New agreements and modifications	779,049
Payments (principal amount)	(828,538)
Payments (interest)	(183,409)
Appropriation of financial charges	187,410
Write-offs(a)	(43,877)
Write-off due to sale of subsidiary(b)	(1,025,898)
Translation adjustment	(113,936)
Balance as of December 31, 2023	1,150,440
F-63

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

a)	Mainly related to termination of agreements related to lease of stores.
b)	Refers to the write-off of lease liabilities associated with the sale of the former subsidiaries Aesop and The Body Shop.

The amount of lease liability payments, considering the interests payments, and corresponding maturities, are disclosed in note no. 5.3.3.

The table below set forth the rates applied, according to the lease terms:

As described in note no. 3.13, the Company applied its incremental borrowing rate as the discount rate on lease liabilities. Considering that the Company’s lease contracts are substantially contracts with payment flows indexed by inflation indexes and, also considering the disclosure suggestions published in CVM Circular Letter no. 02/19, the Company presents below additional information on the characteristics of the lease contracts so that users of the financial statements may, at its discretion, carry out projections of future payment flows indexed to inflation.

		Contractual payments - consolidated
Maturity	Average discount rate	2023	2024	2025	2026	2027	Onwards 2028
2023-2024	5.5% to 16.3%	25,982	135,841	-	-	-	-
2025-2027	5.4% to 18.7%	102,094	107,651	85,311	74,275	19,394	-
2028-2030	7.3% to 20.5%	8,119	9,092	10,200	11,450	12,850	12,442
2031-2036	7.7% to 21.9%	3,465	10,513	10,728	10,980	11,259	41,990
Total		139,660	263,097	106,239	96,705	43,503	54,432
Projected inflation[1]		4%	3%	3%	3%	3%	3%

1 Rates obtained through future prices of DI coupons versus National Consumer Price Index (IPCA) observed in B3, applied to Brazilian contracts.
	Consolidated
	2023	2022
Less than 1 year	401,217	1,070,253
From 1 to 5 years	912,529	2,019,723
More than 5 years	135,207	856,402
Total expected cashflows	1,448,953	3,946,378
Interests to incur	(298,513)	(675,641)
Total	1,150,440	3,270,737

17.1.Sale and Leaseback transaction

Interlagos Manufacturing Unit

In December 2023, the subsidiary Natura Cosméticos sold and leased back the Interlagos manufacturing unit in Brazil, for receiving approximately R$272,000. As part of the lease terms, the Company recognized the right of use in the amount of R$62,197. The lease liability, initially recognized at the present value of non-cancelable considerations for the contractual term of 3 years, totaled R$62,197.

Since the sale was made in an amount equal to the carrying amount of the asset, the transaction did not generate gains in profit or loss (the respective asset was already measured at fair value deducted from sales costs, as part of its reclassification to assets held for sale in 2023, with a loss due to impairment in the amount of R$14,150 having been recognized at the time).
F-64

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

18  BORROWING, FINANCING AND DEBENTURES
	Ref.	Consolidated
		2023	2022
Local currency
Financing Agency for Studies and Projects -FINEP		3,546	16,979
Debentures	A	1,962,188	1,913,204
Business notes	B	517,534	519,044
Working capital – Avon operation		1,832	113,664
Working capital -Natura &Co Luxembourg operation	C	-	1,304,425
Notes – Avon	D	129,535	1,421,272
Notes – Lux	E, F	3,497,067	3,130,732
Total in local currency		6,111,702	8,419,320

Foreign currency:
Notes	F	-	5,172,966
Total in foreign currency		-	5,172,966
Grand total		6,111,702	13,592,286

Current		163,844	331,151
Non-current		5,947,858	13,261,135

Debentures
Current		68,189	77,601
Non-current		1,852,699	1,835,603

Ref.	Currency	Maturity	Charges	Effective interest rate	Guarantees
A	Brazilian Real	July 2027 to September 2032	CDI + 1.65%; CDI + 0.8%; IPCA + 6.8% and IPCA + 6.9% with bi-annual payments	CDI+1.65%, CDI+0.8%, CDI+1.34% e CDI+1.60%	Guarantee of Natura &Co Holding S.A.
B	Brazilian Real	September 2025	CDI interest + 1.55% with bi-annual payments	CDI+1.55%	Guarantee of Natura &Co Holding S.A.
C	US Dollar	November 2025	SOFR + 2.47% p.a. with bi-annual payments	SOFR + 2.47% p.a.	Guarantee of Natura &Co Holding S.A. and Natura Cosmeticos S.A.
D	US Dollar	March 2043	Interest of 8.45% of p.a. with bi-annual payments	8.45% p.a.	None
E	US Dollar	April 2029	Interest of 6.00% p.a. with bi-annual payments	6.125% p.a	Guarantee of Natura &Co Holding S.A. and Natura Cosmeticos S.A.
F	US Dollar	May 2028	Interest of 4.125% p.a. with bi-annual payments	4.125%	Guarantee of Natura &Co Holding S.A.

Changes in the balances of borrowing, financing and debentures for the years ended December 31, 2023 and 2022 are as follows:

F-65

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Consolidated
Balance as of December 31, 2021	12,716,832
New borrowing and financing (a)	8,557,507
Repayment (b)	(6,826,628)
Appropriation of financial charges, net of costs of new borrowing and financing	762,703
Financial charges payment	(808,976)
Exchange rate variation	(394,389)
Translation effects (OCI)	(414,763)
Balance as of December 31, 2022	13,592,286
New borrowing and financing (c)	1,494,101
Repayment (d)	(8,057,650)
Gain on Borrowing and financing prepayment	(206,228)
Appropriation of financial charges, net of costs of new borrowing and financing (e)	839,580
Financial charges payment	(842,719)
Exchange rate variation	(322,049)
Translation effects (OCI)	(385,619)
Balance as of December 31, 2023	6,111,702
a)	Funding carried out in the year ended December 31, 2022 basically refers to: (i) use of a revolving credit line in the principal amount of up to US$625.0 million by the subsidiary Natura &Co Luxembourg; (ii) issuance of debt securities by the subsidiary Natura &Co Luxembourg maturing on April 19, 2029 in the total principal amount of US$600 million (approximately R$2,809 million), subject to interest of 6.00% per year, which are guaranteed by Natura &Co Holding and the subsidiary Natura Cosmeticos S.A. (iii) issuance of the 11th series of debentures in the amount of R$826 million maturing in 2025 and issuance of the 12th series of debentures in the amount of R$1,050 million, maturing between 2025 and 2032 by the subsidiary Natura Cosmeticos S.A. (iv) issuance of commercial notes by the subsidiary Natura Cosmeticos in the amount of R$500 million maturing in 2025 and (v) new credit line in the total principal amount of US$250 million by the subsidiary Natura &Co Luxembourg.
b)	The repayments carried out in the year ended December 31, 2022 mainly refer to (i) early redemption of debt securities of the subsidiary Avon; (ii) the early redemption of the 9th and 10th series of debentures issued by the subsidiary Natura Cosmeticos (iii) the early redemption of the credit line in the amount of £70 million from the former indirect subsidiary The Body Shop and (iv) the refinancing of the credit line credit under Resolution No. 4131/62 of the subsidiary Natura Cosmeticos.
c)	The movement that occurred in 2023 is mainly due to the revolving credit line obtained by the subsidiary Natura &Co Luxembourg during the year, which was fully settled during the third quarter with resources from the sale of the former subsidiary Aesop.
d)	The movement in amortizations in 2023 is substantially due to the debt rebalancing process initiated in the third quarter, where the Company carried out and settled (i) an offer to the holders of securities representing Avon's debt to repurchase approximately 90 % of securities issued for R$1,156,743 (comprising R$934,742 of principal, R$193,086 of premium and R$28,915 of accrued interest); and (ii) offer to holders of debt securities of Natura &Co Luxembourg (maturing in 2028 and 2029) to repurchase approximately 55% of the securities issued for R$ 4,142,906 (comprising R$ 4,049,329 of principal, R$5,800 premium and R$87,778 accrued interest). Other amortizations in the period also include the payment of working capital debt amounts at Natura &Co Luxembourg of R$ 2,402,790 (of which R$ 1,283,025 refer to the settlement of the open position in the credit line revolving loan and R$1,119,764 of working capital debt (“Club Loan”), in abovementioned item c).
e)	Amounts are net of funding costs in the total amount of R$ 15,361.
F-66

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The maturities of non-current portion of borrowing, financing and debentures recorded as non-current liabilities are as follows:

	Consolidated
	2023	2022
2025	101,577	1,763,902
2026	-	11,497,233
2027 onwards	5,846,281	-
Total	5,947,858	13,261,135

i) Debentures

On July 25, 2022, carried out the 11th issue of simple, non-convertible, unsecured debentures in single series, for public distribution with restricted placement efforts, in accordance with CVM Instruction 476, of January 16, 2009 (“Issue”, “Restricted Offer”, “Debentures” and “CVM Instruction 476”, respectively) in the aggregate amount of R$826,030. A total of eight hundred and twenty-six thousand and thirty (826,030) simple debentures, not convertible into shares, in a single series, of the unsecured type, all registered and book-entry, with no certificates or pledged, and unit par value of one thousand reais (R$1,000.00), with maturity on July 21, 2027 and corresponding compensation at 100% of the accrued variation of the daily average rates for Interfinancial Deposits (DI) plus 1.65%.

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

On October 6, 2022, the subsidiary Natura Cosmeticos made the twelfth (12th) issue of simple, non-convertible unsecured debentures, in three series, with additional personal guarantee by the Company. The main features of the debentures are listed in the table below and support an issue operation of Real Estate Receivables Certificates (CRI). The issue of debentures was the subject of a private placement by the subsidiary Natura Cosmeticos.

Debentures of the 12th Issue
Title	Contractual fee	Maturity	Total Amount	Number of Debentures
1st series	100% DI + 0.8%	09/14/2027	R$ 255,889	255,889
2nd series	IPCA + 6.8%	09/14/2029	R$ 487,214	487,214
3rd series	IPCA + 6.9%	09/14/2032	R$ 306,897	306,897

The net proceeds obtained by the subsidiary Natura Cosmeticos with the issue of the Debentures will be used to pay rents not yet incurred and to reimburse expenses with rents already incurred in the 24 (twenty-four) months prior to the issue date.

On December 6, 2022, the subsidiary Natura Cosmeticos fully repaid the 4 series of the tenth (10th) issue of debentures in the amount of R$913,220, with original maturity on August 26, 2024.

The appropriation of costs related to the issue of debentures in the year ended December 31, 2023 was R$4,987 (R$7,704 as of December 31, 2022), recorded monthly under finance expenses, in accordance with the effective interest rate method. As of December 31, 2023, the balance of issue costs to be appropriated is R$27,072 (R$32,059 as of December 31, 2022).

F-67

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

ii) ESG Notes

On May 4, 2021, the subsidiary Natura Cosmeticos concluded the offer of the notes linked to the sustainability goals subject to annual interest of 4.125% and with maturity date on May 3, 2028 (“ESG Notes”) in the total principal amount of US$1 billion (approximately R$5.6 billion) and these are guaranteed by the Company. For this offer of notes, derivative instruments were contracted for foreign exchange hedging purposes.

The targets, to be met by 2026, include a reduction in greenhouse gas emissions by 13% and the use of recycled plastic in packaging by at least 25%, which the Company does not have current indications that will not be met.

On August 28, 2023, Natura &Co Luxembourg Holdings S.a.r.l, a subsidiary of the Company, assumed the position of debtor of the ESG Notes, replacing the subsidiary Natura Cosmeticos as issuer of the debt securities. With the replacement, the ESG Notes are now guaranteed by the Company and Natura Cosmeticos S.A. The appropriation of costs related to the issuance of ESG Notes in August 2023 was R$79,410.

There are no issuance costs to be recognized on December 31, 2023.

iii) Notes - Avon

As of December 31, 2023 the subsidiary Avon has the following note issued:

Notes - Avon	Main US$	Main R$	Annual percentage interest rate	Maturity
Unguaranteed	21,609	104,613	8.45%	March 15, 2043

iv) Commercial notes

On September 19, 2022, the 1st issue of commercial notes by the subsidiary Natura Cosmeticos took place, in a single series in the amount of R$500 million. The commercial notes were publicly distributed with restricted placement efforts, under the terms of CVM Instruction No. 476/2009. Resources were allocated to reinforce cash and liquidity.

The appropriation of costs related to the issue of commercial notes in the year ended December 31, 2023 was R$465 (R$126 in 2022), recorded monthly under finance expenses, in accordance with the effective interest rate method. The balance of issue costs to be appropriated on December 31, 2023 is R$801 (R$1,266 as of December 31, 2022).

18.1 Covenants

As of December 31, 2023, and 2022, the Company and its subsidiaries no longer have the obligation to calculate and disclose restrictive clauses (covenants), which establish the maintenance of minimum financial indicators resulting from the quotient of dividing the net debt of treasury by the EBITDA of the last 12 months, function the maturity and early settlement of the 9th and 10th series of debentures in December 2022.

The Company also has covenants related to non-financial indicators according to each contract. The Company is in compliance with such covenants as of December 31, 2023, and 2022.
F-68

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
19.     TRADE ACCOUNTS PAYABLE AND REVERSE FACTORING OPERATIONS

	Consolidated
	2023	2022
Domestic trade accounts payable	4,058,832	4,644,534
Foreign trade accounts payable (a)	588,685	877,496
Subtotal	4,647,517	5,522,030
Reverse factoring operations (b)	654,961	853,900
Total	5,302,478	6,375,930

a)	Refers to imports mainly denominated in US dollars, Euros and British pounds.
b)	The Company has contracts signed with first-line financial institutions, mainly Banco Itaú Unibanco S.A. to directly structure a reverse factoring operation with the Company’s main suppliers. Further details on these operations are included in note no. 3.15.
20.     TAX LIABILITIES
	Consolidated
	2023	2022
ICMS (ordinary) (a)	216,882	180,708
ICMS-ST provision (b)	63,722	60,945
Taxes on invoicing abroad	150,706	346,407
Withholding tax	118,133	138,293
Other taxes payable - foreign subsidiaries	102,537	147,056
Income tax	23,084	18,170
PIS and COFINS payable (c)	60,678	140
INSS and service tax (ISS) payable	5,603	31,895
Other	20,609	21,869
Total	761,954	945,483

Current	634,760	828,125
Non-current	127,194	117,358
a)	Refers to ICMS on the Company's sales of goods in Brazil.
b)	The Company has discussions about the illegality of changes in state laws to charge ICMS-ST. Part of the amount recorded as tax payable but not yet paid is being discussed in court by the Company, and in some cases, the amounts are deposited in court, as mentioned in note no. 12.
c)	Refers to the value of PIS and COFINS levied on interest on equity received from the subsidiary Natura Cosméticos S.A.
F-69

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

21. PROVISION FOR TAX, CIVIL AND LABOR RISKS

21.1 Contingencies assessed as probable risk of loss

The changes in the provision for tax, civil and labor risks and contingent liabilities are presented below:

	Consolidated
	Tax		Civil		Labor		Contingent liabilities (business combination)(3)		Total
	2023(4)	2022	2023	2022	2023	2022	2023(2)	2022	2023	2022
Balance at the beginning of the years	187,052	181,694	557,675	305,690	186,118	233,472	406,428	597,585	1,337,273	1,318,441
Additions	42,055	78,410	446,554	425,398	122,846	91,694	4,204	-	615,659	595,502
Reversal(2)	(18,136)	(45,902)	(10,172)	(12,791)	(57,530)	(51,649)	(29,971)	(196,925)	(115,809)	(307,267)
Payments/utilization of judicial deposits(1)	(53,143)	(31,354)	(357,633)	(162,953)	(47,512)	(67,424)	-	-	(458,288)	(261,731)
Inflation adjustment	12,852	36,155	29,439	16,477	5,884	5,093	24,836	21,555	73,011	79,280
Exchange rate variation (OCI)	(3,958)	(31,951)	(38,836)	(14,146)	(21,799)	(25,068)	(19,516)	(15,787)	(84,109)	(86,952)
Disposal of The Body Shop	-	-	(445)	-	(700)	-	-	-	(1,145)	-
Balance at the end of the years	166,722	187,052	626,582	557,675	187,307	186,118	385,981	406,428	1,366,592	1,337,273

Current									491,301	463,655
Non-current									875,291	873,618

(1)	Tax payments refer mainly to the completion of the administrative procedure with the State of Amazonas for the effective settlement of tax amnesties, using judicial deposits.
(2)	Reversals of contingent liabilities (business combination) with Avon refer mainly to the change in estimates for tax, civil and labor lawsuits.
(3)	The business combination amounts as of December 31, 2023, arising from the business combination with Avon are segregated between tax (R$381,447) and labor (R$4,533) lawsuits.
(4)	In December 2023, the subsidiary Natura Cosmeticos recognized a provision for estimated costs in relation to litigation involving discussion about the collection of ICMS Tax Rate Differential (“DIFAL”) with several states in Brazil, in the amount of R$22,472. The recognition of the provision occurs as a result of an unfavorable decision to the taxpayer in judgment at the Federal Supreme Court (STF), leading to a change in the prognosis from loss to probable.
F-70

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

a) Disputes related to talc (Civil)

The subsidiary Avon Products, Inc (“Avon”) has been named a defendant in numerous personal injury lawsuits filed in U.S. courts, alleging that certain talc products the company sold in the past were contaminated with asbestos. Many of these actions involve several co-defendants, including manufacturers of cosmetics and manufacturers of other products that, unlike the subsidiary Avon’s Products, were designed to contain asbestos. As of December 31, 2023, there were 372 individual cases pending against the subsidiary Avon (during the year ended December 31, 2023, 234 new cases were started and 90 were dismissed, settled, or otherwise resolved).

In December 2022, a case, titled Chapman, et al, v, Avon Products, Inc. et al., No, 22STCV05968, resulted in an adverse jury verdict after a trial, with the jury awarding the plaintiffs a total of US$36.0 million in compensatory damages and US$10.3 million in punitive damages against the subsidiary Avon. The Company believes it has strong grounds to seek the annulment of the judgment and on January 2023 started there appeal process seeking annulment in the trial court. On March 1, 2023, following post-trial arguments, the trial court issued a conditional order reducing the compensatory damages award against the subsidiary Avon to US$29.3 million. Plaintiffs have challenged the reduction of the award as to subsidiary Avon and have asserted that the reduction should only apply to subsidiary Avon’s co-defendant. The trial court has resolved this issue in the Plaintiffs’ favor and the case is on appeal.

21.2 Contingent liabilities assessed as possible risk of loss

The Company maintains administrative and judicial discussions related to certain tax positions adopted in the calculation of IRPJ and CSLL, whose current prognosis analysis, based on Management's assessment, is that they will probably be accepted in decisions of higher courts of last instance, in in line with the provisions of ICPC 22/IFRIC 23 - Uncertainty regarding the Treatment of Taxes on Profit. The Company also has lawsuits of a mainly tax nature, related to other taxes, which involve risks of possible loss, for which there is no provision set up, due to the prognosis assessment carried out, as per the following composition and estimates:

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	2023	2022
Tax	10,375,764	8,480,614
Civil	246,500	161,859
Labor	169,463	164,462
Total contingent liabilities	10,791,727	8,806,935

21.2.1 Tax

Below are the most relevant tax contingencies related to the following matters:

a)	Lawsuits in which the industrial establishment equivalence is discussed, as provided for in the Decree No. 8,393/2015, which now requires IPI taxation of products listed in the referred legal provision in outbound transactions carried out by interdependent wholesalers. On December 31, 2023, the amount under discussion is R$2,456,695 (R$2,218,971 on December 31, 2022).
b)	Administrative and judicial processes that discuss the illegality of changes in Federal State laws regarding the collection of ICMS and ICMS-ST. As of December 31, 2023, the total amount under discussion is R$1,640,391 (R$1,374,933 as of December 31, 2022).
c)	Infraction notices in which the Brazilian Federal Revenue Office requires IRPJ and CSLL tax debts to challenge the tax deductibility of the amortization of goodwill generated in the context of a corporate reorganization between related parties. Currently, the legality of the administrative decisions that rejected the motions for clarification presented to challenge the special appeals dismissed is being discussed in the courts. As of December 31, 2023, the total amount under discussion classified as possible loss is R$1,598,213 (R$1,509,890 as of December 31, 2022).
d)	Infraction notices in which the Finance Department of the São Paulo Federal State requires the collection of ICMS-ST, which was fully collected by the recipient of the goods, the distributor. Currently, the process is pending judgment at the administrative court level. As of December 31, 2023, the total amount under discussion classified as possible loss is R$682,263 (R$633,671 as of December 31, 2022).
e)	Infraction notices in which the Brazilian Federal Revenue Office requires IPI tax debts for disagreeing with the tax classification adopted by the Company for some products. The tax assessment notices are awaiting judgment at the administrative court level. As of December 31, 2023, the total amount under discussion is R$2,199,853 and includes the amount of R$1,245,438 x’ (R$719,920 as of December 31, 2022).
F-72

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
22.     OTHER LIABILITIES
	Consolidated
	2023	2022
Pension and post-employment health care plans(a)	515,901	463,948
Deferred revenue from performance obligations with customers (b)	131,113	313,204
Provision for incentives to consultants	153,692	217,349
Provision for operating expenses (marketing / technology, etc.) (c)	482,287	604,064
Provision for store renovation	-	116,137
Crer Para Ver (d)	47,571	87,420
Provision for restructuring (e)	113,440	175,809
Insurance payables	84,032	69,364
Other liabilities(f)	87,518	203,331
Total	1,657,012	2,250,626

Current	970,479	1,499,060
Non-current	686,533	751,566

a)	As of December 31, 2023, there is R$253,606 (R$282,295 as of December 31, 2022) referring to pension plans, and R$567 referring to post-employment plans (R$28,456 as of December 31, 2022) of subsidiary Avon International, and R$209,288 (R$129,697 as of December 31, 2022) referring to post-employment healthcare plans of the subsidiary Natura Cosmeticos and R$52,441 (R$51,956 as of December 31, 2022) referring to post-employment healthcare plans of the subsidiary Natura &Co International.
b)	Refers to the deferral of revenue from performance obligations related to loyalty programs based on points, sale of gift cards not yet converted into products and programs and events to honor direct sales consultants, of which R$88,017 (R$190,790 as of December 31, 2022) is referring to subsidiary Avon, R$31,089 (R$93,761 as of December 31, 2022) referring to the consolidated subsidiary Natura Cosmeticos and R$12,007 (R$28,653 as of December 31, 2022) referring to subsidiary Natura &Co International.
c)	Refers to the Company's operating provisions arising mainly from expenses with the provision of technology, marketing, and advertising services.
d)	Contribution of the social program to the development of the quality of education.
e)	Provision for costs directly related to the integration plan and changes in the organizational structure of the subsidiary Avon and Group corporate structure review.
f)	Refers to miscellaneous provisions such as indemnities and non-current contractual obligations.

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Post-employment health care and Pension plan

a) Defined benefit pension (Avon)

The subsidiary Avon has contributory and noncontributory defined benefit retirement plans for substantially all of its employees. Benefits under these plans are generally based on an employee’s length of service and average compensation near retirement, and certain plans have vesting requirements. The plans are funded based on legal requirements and cash flow.

The largest defined benefit pension plan of the subsidiary Avon outside the United States (“US”) is in the United Kingdom (“UK”). The UK defined benefit pension plan was frozen for future accruals as of April 1, 2013. The US defined benefit pension plan, the Avon Products, Inc. Personal Retirement Account Plan (the “PRA”), is closed to employees hired on or after January 1, 2015. Qualified retirement benefits for US-based employees hired on or after January 1, 2015 will be provided exclusively through Avon Personal Savings Account Plan (the “PSA”), as described in note no. 27.2.

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligation was carried out on December 31, 2023. The present value of the defined benefit obligation and the respective cost of current services and cost of past services were measured at projected unit credit method.

The change in actuarial liabilities for the years ended December 31, 2023 and 2022 are shown below:

	Pension plan
	2023	2022
Balance at the beginning of the year	334,251	445,804
Cost of services – current	21,871	19,707
Interest cost – recognized in the statement of profit or loss	21,542	15,568
Administrative costs	4,046	2,698
Company contributions	(6,004)	(4,299)
Benefits paid	(30,896)	(22,262)
Actuarial loss in OCI(a)	(2,096)	(254,913)
Reclassifications	832	24,956
Other	7,082	88,474
Translation adjustment	(26,266)	18,518
Balance at end of year	324,362	334,251

(a) The actuarial loss recorded throughout 2022 is directly related to the update of the mortality tables, as they were impacted by the effects of the Covid-19 pandemic.

The significant actuarial assumptions for the determination of the actuarial liability are discount rate and rate of compensation increase. The details of the assumptions are as follows:

	2023	2022
Discount rate	1.20% to 11.60%	1.30% to 12.00%
Rate of compensation increase	2.15% to 5.50%	2.55% to 7.40%

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The fair values of each major class of pension plan assets are presented below:

	Consolidated
	2023	2022
Cash and cash equivalent	46,957	7,330
Equity instruments of other entities	486,511	520,799
Government bonds	1,481,317	1,013,584
Corporate bonds	1,219,908	1,317,122
Real estate	8,714	10,957
Other	(525,722)	(121,574)
Total	2,717,685	2,748,218

b) Post-employment health care plan (Natura Cosmeticos)

Post-employment health care plan as detailed in note no. 3.19.4. As of December 31, 2023 and 2022, the obligation weighted average duration is around 21.9 and 20.0 years, respectively, and its actuarial calculation base is as follows

➢ 842 (2022: 866) active employees of the subsidiaries Natura Cosmeticos, Natura Indústria e Avon Industrial;

➢ 614 (2022: 406) retired and dependent on the subsidiaries Natura Cosmeticos, Natura Indústria e Avon Industrial.

The actuarial liability was calculated, as of December 31, 2023 and 2022, considering the following main assumptions:

	2023	2022
Discount rate	9.69%	10.43%
Initial growth rate of medical cost	4.25%	4.25%
Inflation rate	4.00%	4.00%
Final growth rate of medical cost	8.42%	8.42%
Growth rate of medical costs due to aging - costs	Per age range 1.25% a 4.75% a.a.	Per age range 1.25% a 4.75% a.a.
Growth rate of medical costs by aging - contributions	0.00%	0.00%
Percentage of adherence to the plan in retirement	Bradesco Plan 58.00% / Unimed Plan 85.00%	Bradesco Plan 58.00% / Unimed Plan 85.00%
Schedule of disabled mortality	Mercer Disability	Mercer Disability
Schedule of mortality	AT-2000	AT-2000
Schedule of turnover	Proportional calculation at the time of service	Proportional calculation at the time of service

The reduction in the annual discount rate from 10.43% to 9.69% generated R$51,566 in gains in other comprehensive income.

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The table below sets forth the medical inflation rate and the discount rate sensitivity analysis, and their respective effect on the balance (present value of the obligation, or “PVO”) accounted as on the actuarial liabilities (maintaining the other assumptions):

	Rate	Chance	PVO
Discount rate	9.69%	1% increase	229,052
Discount rate	9.69%	1% decrease	173,673
Rate of compensation	8.42%	1% increase	174,202
Rate of compensation	8.42%	1% decrease	227,843

The changes of actuarial liabilities for the years ended December 31, 2023 and 2022, is set forth in the table below:

	Consolidated
	2023	2022
Balance at the beginning of the year	129,697	124,649
Cost of the current service of subsidiary Natura Cosmeticos	983	812
Cost of interest	13,314	11,078
Expenses paid	(4,021)	(3,398)
Actuarial gains in OCI	51,566	(3,444)
Balance as of the end of the year	191,539	129,697
F-76

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
23. SHAREHOLDER’S EQUITY

23.1 Share capital

On December 31, 2023, the share capital of the Company is of R$ 12,484,515, composed of 1,386,848,066 registered common shares without par value (R$ 12,484,424 composed of 1,383,206,405 registered common shares without par value on December 31, 2022).

23.2 Dividends payment policy

The shareholders are entitled to receive every year a mandatory minimum dividend of 30% of net income, considering principally the following adjustments:

➢	Increase in the amounts resulting from the reversal, in the period, of previously recognized reserves for contingencies.
➢	Decrease in the amounts intended for the recognition, in the period, of the legal reserve and reserve for contingencies.
➢	Whenever the amount of the minimum mandatory dividend exceeds the realized portion of net income for the year, management may propose, and the General Meeting approves, allocate the excess to the constitution of the unrealized profit reserve (article 197 of Law No. 6404/76); accumulated losses and tax will be deducted from net income, prior to distribution (article 189 of Law No. 6.404/76).

Based on the profit for the year 2023, dividends were proposed in the amount of R$293,986, without withholding income tax, equivalent to the remuneration of R$0.2129 per share, which will be settled throughout 2024.

The Board of Directors may pay or credit interest on equity, in accordance with applicable legislation

23.3 Treasury shares

As of December 31, 2023 and 2022, item “Treasury shares” has the following composition:

	Number of shares	R$ (in thousands)	Average price per share - R$
Balance as of December 31, 2020	316,701	11,667	38.04
Used	(754,719)	(34,438)	45.63
Acquired	5,337,558	174,113	32.62
Balance as of December 31, 2021	4,899,540	151,342	30.89
Used	(377,585)	(9,282)	24.58
Acquired	5,391,900	120,300	22.31
Balance as of December 31, 2022	9,913,855	262,360	26.46
Used	(3,709,807)	(98,124)	26.45
Balance as of December 31, 2023	6,204,048	164,236	26.47

There was no aquisitions of treasury shares during 2023, therefore, no minimum and maximum cost of the balance of treasury shares on December 31, 2023.

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

23.4 Capital reserve

In the year ended 31 December 2021, there was a reduction in the capital in the amount of R$650,196 to compensate losses for the year ended December 31, 2020.

In the year ended December 31, 2022, there was an increase of R$247,048 related to change of stock option plans and restricted shares.

During the year ended 31 December 2022, the amounts related to cumulative translation adjustment of subsidiaries in hyperinflationary economies presented in capital reserves and retained earnings was reclassified to other comprehensive income, as well component of the Company's shareholders' equity, for better presentation.

In the year ended December 31, 2023, there was an increase of R$634,156 related to changes in stock option plans and restricted shares.

The capital reserve as of December 31, 2023 amounted to R$11,175,041 (R$10,540,885 as of December 31, 2022).

23.5 Cumulative translation adjustment – Other comprehensive income

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
24. INFORMATION ON SEGMENTS

Operating segments and information by geographic area presents no changes in relation to disclosed in the financial statements for the year ended December 31, 2022, other than the sale of the former subsidiaries Aesop and The Body Shop, where information relating to these segments was presented as discontinued operations.

Net revenue by segment is as follows for the year ended December 31, 2023:

➢ Natura &Co Latam – 76.5% and 75.4%, respectively; and

➢ Avon International – 23.5% and 24.6%.

The accounting policies for each segment are applied uniformly as described in note no. 3.

The following tables provide summarized financial information related to the segments and geographic distribution of the Company’s commercial operations for December 31, 2023 and 2022.

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

24.1 Operating segments

	2023
	Reconciliation to net income for the year
	Net Revenue	Performance assessed by the company	Depreciation and amortization	Discontinued operations (1)	Financial results	Income tax	Net income (loss) for the year
Natura &Co Latam	20,440,834	2,239,663	(921,510)	6,286,298	(2,249,167)	624,892	5,980,176
Avon Internationa [1]	6,286,771	(493,462)	(665,753)	(434,852)	(855,283)	(320,889)	(2,770,239)
The Body Shop [1]	-	-	-	(302,529)	-	-	(302,529)
Aesop [1]	-	-	-	(3,576)	-	-	(3,576)
Corporate expenses	9,672	(313,055)	(731)	11,116	590,951	(217,603)	70,678
Consolidated	26,737,277	1,433,146	(1,587,994)	5,556,457	(2,513,499)	86,400	2,974,510

(1) The Natura &Co amounts are refers to gain from the TBS and Aesop sale occurred in 2023.3.

	2022
	Reconciliation to net loss for the year
	Net Revenue	Performance assessed by the company	Depreciation and amortization	Discontinued operations	Financial results	Income tax	Net loss for the year
Natura&CoLatam	22,027,337	1,912,651	(912,412)	-	(1,412,369)	98,712	(313,418)
Avon International[1]	7,195,984	(74,655)	(683,845)	(380,416)	(665,653)	(200,474)	(2,005,043)
The Body Shop [2]	-	-	-	(349,448)	-	-	(349,448)
Aesop [2]	-	-	-	132,677	-	-	132,677
Corporative expenses	335	(615,103)	(10,273)	(468)	293,041	9,409	(323,394)
Consolidated	29,223,656	1,222,893	(1,606,530)	(597,655)	(1,784,981)	(92,353)	(2,858,626)

	2021
	Reconciliation to net loss for the year
	Net Revenue	Performance assessed by the company	Depreciation and amortization	Discontinued operations	Financial results	Income tax	Net loss for the year
Natura &Co Latam	22,413,401	2,595,653	(871,973)	-	(700,181)	165,137	1,188,636
Avon International [1]	9,329,325	272,655	(830,931)	(98,550)	(473,195)	210,705	(919,316)
The Body Shop [2]	-	-	-	(4,900)	-	-	(4,900)
Aesop [2]	-	-	-	194,183	-	-	194,183
Corporative expenses	-	(604,594)	-	-	265,286	921,394	582,086
Consolidated	31,742,726	2,263,714	(1,702,904)	90,733	(908,090)	1,297,236	1,040,689

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	2023				2022
	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-current assets	Total assets	Current liabilities	Non-current liabilities
Natura &Co Latam	18,240,916	23,253,227	6,914,476	4,324,263	18,256,204	29,762,132	8,363,130	10,164,706
Avon International [1]	8,008,108	10,608,234	2,792,255	977,003	11,197,014	14,259,571	1,894,856	1,838,328
The Body Shop [2]	-	-	-	-	6,565,913	7,928,270	1,292,903	1,669,625
Aesop [2]	-	-	-	-	1,621,126	2,735,417	731,018	776,512
Corporate expenses	510,769	8,885,554	706,768	3,911,785	923,606	-	1,055,961	4,547,167
Consolidated	26,759,793	42,747,015	10,413,499	9,213,051	38,563,863	54,685,390	13,337,868	18,996,338

1The operations of these segments located in Latin American countries (Latam) are presented in the Natura &Co Latam segment.

2 The balances are at zero in 2023 due to the sale of the former subsidiaries Aesop and The Body Shop.

24.2 Net revenue and non-current assets, by geographical area of operations

	Net revenue			Non-current asset
	2023	2022	2021	2023	2022
Asia	1,326,431	1,555,054	1,758,912	572,168	1,284,783
North America	3,919,414	4,472,169	4,931,608	3,956,986	6,261,545
Mexico	3,284,608	3,570,990	3,079,033	3,883,804	3,631,768
Other	634,806	901,180	1,052,575	73,182	2,629,777
South America	16,481,018	17,513,597	17,476,158	14,015,695	14,508,816
Brazil	12,004,994	11,280,690	10,521,780	10,933,917	12,656,298
Argentina	1,711,783	3,003,214	2,973,638	261,155	694,172
Other	2,764,241	3,229,693	3,980,740	2,820,623	1,158,346
Europe, Middle East and Africa (EMEA)	5,010,413	5,682,836	7,445,713	8,214,944	15,271,251
United Kingdom	257,944	577,544	896,945	5,132,107	10,894,799
Other	4,752,469	5,105,292	6,548,768	3,082,837	4,376,452
Oceania	-	-	130,335	-	1,237,468
Consolidated	26,737,277	29,223,656	31,742,726	26,759,793	38,563,863

No individual or aggregate customer (economic group) represents more than 10% of the Company’s net revenue.
F-80

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
25. REVENUE

	Consolidated
Gross revenue:	2023	2022	2021
Direct Selling	31,399,069	34,011,306	36,297,680
Retail	549,749	431,848	1,367,517
Online	1,461,888	1,737,356	1,491,696
Other sales	1,307,844	1,705,890	1,641,032
Subtotal	34,718,550	37,886,400	40,797,925

Returns and cancellations	(442,676)	(588,579)	(590,911)
Commercial discounts and rebates	(11,610)	(29)	(1,771)
Taxes on sales	(7,526,987)	(8,074,136)	(8,462,517)
Subtotal	(7,981,273)	(8,662,744)	(9,055,199)
Total net revenue	26,737,277	29,223,656	31,742,726
26. OPERATING EXPENSES AND COST OF SALES
	Consolidated
Classified by function	2023	2022	2021
Cost of sales	9,675,435	11,770,762	12,531,303
Selling, marketing and logistics expenses	11,015,940	11,558,866	12,386,193
Administrative, R&D, IT and project expenses	4,225,027	5,023,626	5,217,633
Total	24,916,402	28,353,254	30,135,129

Classified by nature
Cost of sales	9,675,435	11,770,762	12,531,303
Raw material/packaging material/resale	8,541,488	10,587,972	10,703,627
Employee benefits expense (note 28)	516,046	565,431	554,999
Depreciation and amortization	170,288	168,713	246,091
Other	447,613	448,646	1,026,586

Selling, marketing and logistics expenses	11,015,940	11,558,866	12,386,193
Logistics costs	1,523,083	1,941,593	2,161,844
Personnel expenses (note 28)	2,804,788	2,734,895	3,101,951
Marketing, sales force and other selling expenses	6,224,588	6,357,494	6,371,933
Depreciation and amortization	463,481	484,614	745,419
Impairment	-	40,270	5,046

Administrative, R&D, IT and project expenses	4,225,027	5,023,626	5,217,633
Innovation expenses	161,477	262,646	210,170
Personnel expenses (note 28)	1,754,650	2,073,680	2,008,106
Restructuring expenses	730	125,804	-
Other administrative expenses	1,354,083	1,619,949	2,030,979
Depreciation and amortization	954,087	941,547	968,378

Total	24,916,402	28,353,254	30,135,129
F-81

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

27.     EMPLOYEE BENEFITS

	Consolidated
	2023	2022	2021
Payroll, profit sharing and bonuses	3,553,374	3,848,557	3,975,494
Pension Plan	100,498	90,392	106,303
Share-based payments, net of charges	126,987	90,796	183,815
Health care, food and other benefits	579,116	704,449	661,445
Charges, taxes and social contributions	473,382	588,538	534,375
INSS	242,127	51,274	203,624
Total	5,075,484	5,374,006	5,665,056

27.1  Share-based payments

Natura &Co offers long-term incentives to senior executives and employees responsible for implementing its long-term strategy.

Overview of plans

The share-based payment programs granted before the corporate restructuring, on December 18, 2019, were originally granted considering the shares of Natura Cosmeticos that were traded on B3. SA - Brasil, Bolsa, Balcão (“B3”, Brazilian Stock Exchange). As a result of the corporate restructuring, the shares of Natura Cosmeticos originally granted were replaced by shares of the Company.

Awards outstanding as of December 31, 2023 relate to various share-based plans, the terms of which are summarized in the tables below.

In 2023, stock options, restricted shares and performance shares were granted in accordance with the “Co-investment Plan” or “Long-Term Incentive Plan”.

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

F-82

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

For the outstanding awards presented in this note, there are generally no cash settlement alternatives (awards are settled with shares).

Changes in the number of awards based on shares outstanding are shown below:

	Stock option plan and Strategy Acceleration Plan
	Weighted average strike price per option – R$	Options (thousands)
Balance as of December 31, 2021	21.05	20,137
Granted	16.45	1,710
Changes from options to restricted shares	48.98	(1,100)
Expired/Cancelled	27.22	(861)
Exercised	11.98	(226)
Balance as of December 31, 2022	18.92	19,660
Granted	16.45	30
Expired/Cancelled	22.92	(758)
Exercised	13.02	(568)
TBS Awards – equity to cash settlement conversion	21.43	(1,334)
Balance as of December 31, 2023	18.74	17,030

	Restricted shares (thousands)	Performance shares (thousands)
Balance as of December 31, 2021	5,494	8,045
Granted	2,359	6,485
Changes from options to restricted shares	1,100	-
Expired/Cancelled	(442)	(1,902)
Released	(2,453)	(573)
Balance as of December 31, 2022	6,058	12,055
Granted	3,966	8,736
Expired/Cancelled	(360)	(2,921)
Stock adjustment based on acquisition performance	-	(990)
Released	(3,033)	(2,686)
Adjustments related to vesting in the sale of Aesop	-	(964)
Awards related to the sale of Aesop	(182)	(875)
Adjustments related to the acquisition of rights in the sale of TBS	(18)	(1,476)
TBS Awards – equity to cash settlement conversion	(129)	(383)
Balance as of December 31, 2023	6,302	10,496

The number of shares above and throughout this disclosure:

(I)	The plans are presented using B3 equivalents for awards that are to be exercised in ADRs to ensure consistency; and
(II)	The number of performance shares is disclosed considering achievement of the performance conditions target, whereas the expense recognized reflects the latest reassessment of the number of awards expected to vest.

F-83

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The share-based payment expense recognized in the year ended December 31, 2023 was R$13,304 in the parent company and R$126,987 in the consolidated (R$8,249 and R$123,931 and R$74,734 and R$228,133, respectively for the years ended December 31, 2022 and 2021), net of social charges.

The outstanding stock options, restricted shares and performance shares as of the end of the period have the following maturity dates, fair values and strike prices:

As of December 31, 2023 – Stock options

Grant date	Conditions for acquisition of right as of the grant date	Strike Price (R$)	Fair value at grant date (R$)	Existing shares (thousands)	Maximum remaining contractual life (years)	Exercisable options (thousands)
March 16,2015	2 to 4 years of service	12.71	7.16 to 7.43	85	0.2	85
July 11, 2016 (acceleration strategy)	4 to 5 years of service	11.28	6.84 to 6.89	1,540	0.5	1,540
March 10, 2017	2 to 4 years of service	12.46	6.65 to 6.68	350	1.2	350
March 10, 2017 (acceleration strategy)	4 to 5 years of service	12.46	6.87 to 6.89	1,890	1.5	1,890
March 12, 2018	2 to 4 years of service	16.83	7.96 to 8.21	1,501	2.2	1,501
March 12, 2018 (acceleration strategy)	3 to 5 years of service	12.04 to 16.83	8.21 to 9.67	3,800	2.2	3,800
April 12, 2019	2 to 4 years of service	23.41	11.71 to 11.82	1,421	3.2	1,421
April 12, 2019 (acceleration strategy)	4 to 5 years of service	23.41	11.51 to 11.71	1,900	3.2	950
December 17, 2021	3 to 4 years of service	27.28	13.85 to 18.16	3,703	8.0	-
September 14, 2022	3 to 4 years of service	16.45	8.39 to 10.32	840	8.7	600
				17,030		12,137

As of December 31, 2023 – Restricted shares

Grant date	Conditions for acquisition of right as of the grant date	Existing shares (thousands)	Fair value at grant date (R$)	Maximum remaining contractual life (years)
March 31, 2021	1 to 3 years of service	737	48.13	0.3
April 14, 2022	1 to 3 years of service	1,138	24.91 to 24.99	1.3
March 31, 2021 (as modified in September 2022)*	4 to 5 years of service	1,100	7.41 to 24.77	2.3
May 5, 2023	1 to 3 years of service	3,327	11.2	2.3
		6,302

*The original grant of March 31, 2021 was stock options, but became a restricted share award as a result of the September 2022 amendment.

F-84

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

As of December 31, 2023 – Performed shares

Grant date	Conditions for acquisition of right as of the grant date	Existing shares (thousands)	Fair value at grant date (R$)	Maximum remaining contractual life (years)
March 31, 2021	Achievement of performance conditions, 3 years of service plus an additional holding period of 1 year for certain awards	1,859	46.57 to 50.98	0.3 to 1.3
April 14, 2022	Achievement of performance conditions, 3 years of service plus an additional holding period of 1 year for certain awards.	3,545	18.66 a 24.99	1.3 to 2.3
May 5, 2023	Achievement of performance conditions, 3 years of service	5,092	11.20 a 11.55	2.3 a 3.3
		10,496

Assumptions

Ranges of valuation assumptions for the new granting of restricted and performance shares in May 2023 are set out below. The valuation models used were Black-Scholes, Stochastic and Finnerty, depending on the type of award.

Assumptions	B3 shares	ADRs
Share price (also used as strike price on Finnerty)	R$ 11.21	USD 4.49
Strike price	R$ 0.01	USD 0.00403
Expected volatility	48.64% to 57.70%	55.20% to 63.11%
Expected term	1 to 3 years	1 to 3 years
Expected dividend yield	0.00%	0.00%
Risk-free interest rate	11.69% to 12.93%	3.68% to 4.82%

Volatility was calculated over the period consistent with the expected grant term (or over the remainder of the performance period, where applicable) immediately prior to the grant date. In the Finnerty model, volatility is calculated over the period proportional to the holding period immediately prior to the grant date.

As of December 31, 2023, the market price was R$16.89 (R$11.61 as of December 31, 2022) per share.

27.1   Employee benefit plans

The Company and some of its subsidiaries grant defined contribution retirement plans to eligible employees and, through some of their foreign subsidiaries, grant defined benefit plans to employees that are eligible.

F-85

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Defined contribution plans

The Company, through its subsidiary Avon, offers a defined contribution plan for Avon employees in the United Kingdom (“UK”), which allows eligible participants to contribute eligible compensation through payroll deductions. The Company double employee contributions up to the first 5% of eligible compensation and therefore the maximum level provided by Avon is 10% of eligible compensation. In the year ended December 31, 2023, the subsidiary Avon made matching contributions to the contribution plan defined in the UK in the total amount of R$28,080 (R$33,915 in the year ended December 31, 2022), which follow the same investment allocation that the participant has selected for his or her own contributions.

The Company offers a qualified defined contribution plan for U.S.-based employees, the Avon Personal Savings Account Plan (the “PSA”), which allows eligible participants to contribute up to 25% of eligible compensation through payroll deductions. The Company matches contributions dollar for dollar up to the first 3% of eligible compensation and covers 50% for contributions of 4% to 6% of eligible compensation. In 2023, the subsidiary Avon made matching contributions to the PSA in the amount of R$3,873 (R$4,174 in 2022), which follow the same investment allocation that the participant has selected for his or her own contributions.

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
F-86

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
28.    FINANCIAL RESULTS

The breakdown set forth below is intended to provide a summarized view of the net of financial expense based on the nature of the related transactions.

	Consolidated
	2023	2022	2021
Finance expesnes (debt interest)	(868,614)	(721,083)	(610,913)
Financial short-term investments and others income	977,203	535,587	251,542
Exchange variations on financial activities, net	322,049	323,496	(287,329)
Losses with derivatives on exchange rate variations on financial activities, net	(342,005)	(383,178)	257,964
Losses on derivatives on interest payments and other financial activities, net	(1,449,900)	(553,253)	71,616
Monetary adjustment of provision for tax, civil and labor risks, and tax liabilities	(73,011)	(79,280)	(25,731)
Leases interest expenses	(110,356)	(112,456)	(116,381)
Other finance expenses	(522,748)	(327,588)	(380,152)
Hyperinflationary economy adjustment	(117,553)	(187,612)	(26,528)
Other gains (losses) from exchange rate variation on operating activities	(328,564)	(279,614)	(42,178)
Financial results	(2,513,499)	(1,784,981)	(908,090)
F-87

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
29. OTHER OPERATING EXPENSES, NET
	Consolidated
	2023	2022	2021
Other operating income, net
Result on write-off of property, plant and equipment	-	(8,443)	-
Tax credits (a)	195,780	71,720	215,085
Tax benefit from amnesty program (b)	-	126,272	82,140
Reversal for impairment provision	-	-	-
Revenue with sale of the customer portfolio	16,471	11,874	16,113
Royalty income (c)	-	119,438	-
Other operating income	23,924	(25,359)	30,214
Total other operating income	236,175	295,502	343,552

Other operating expenses, net
Result on write-off of property, plant and equipment	(32,704)	5,273	(9,122)
Crer para Ver (d)	(20,115)	(54,062)	(47,523)
Goodwill Impairment	(663,892)	(282,921)	-
Provision for losses on fixed assets. intangible assets and leases	(22,040)	(34,198)	-
Expenses with sale of customer portfolio	(8,168)	-	-
Transformation and integration plan (e)	(769,404)	(423,232)	(511,048)
Restructuring expenses (f)	(52,641)	(50,903)	(3,079)
Increased provision for tax, labor and civil contingencies	(32,383)	-	-
Tax benefit for joining the amnesty program	-	(23,803)	-
Other operating expenses	(4,677)	(80,848)	19,789
Total other operating expenses	(1,606,024)	(944,694)	(550,983)
Other operating expenses, net	(1,369,849)	(649,192)	(207,431)

a)	Refers to tax credits from PIS and COFINS.
b)	Refers to tax benefits in Brazil arising from the adhesion to state tax amnesty programs by the subsidiaries Natura Cosmeticos S.A. and Avon Cosmeticos Ltda.
c)	Refers to revenue from royalties received by subsidiary Avon from its representative in Japan, after a legal dispute.
d)

Refers to appropriation of operating resultsobtained on the sales of the non-cosmetic product line called "Crer Para Ver" to the Natura Institute, specifically earmarked for social projects aimed at developing the quality of education.

e)

Expenses related to the execution of the integration plan between the Natura and Avon brands, which is mainly supported by operational and logistical workflows, structure reorganization, credit and collection review and commercial model optimizations.

f)

Refers to expenses related to the closure of the operations of the subsidiary The Body Shop in Russia, the main expenses being related to employee remuneration and fines for terminating the store rental contract.

F-88

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
30. EARNINGS PER SHARE

The basic earnings per share are calculated by dividing the profit (loss) attributable to the Company’s shareholders by the weighted average number of outstanding common shares, excluding common shares purchased by the Company and held as treasury shares.

	Consolidated
	2023	2022	2021
Profit (loss) attributable to the Company’s controlling shareholders	2,973,731	(2,859,629)	1,047,960
Weighted average of the number of issued common shares	1,385,675,623	1,381,594,182	1,377,932,809
Weighted average treasury shares	(7,806,697)	(9,613,311)	(788,866)
Weighted average of the number of outstanding common shares issued, net of treasured shares	1,377,868,926	1,371,980,871	1,377,143,943
Basic gain (loss) earnings per share - R$	2.1582	(2.0843)	0.7610

Diluted earnings per share are calculated by adjusting the weighted average number of outstanding common shares, assuming the conversion of all potential common shares that would cause dilution. The Company has stock options, restricted shares and strategy acceleration that would have a dilutive effect on any earnings per share.

On December 31, 2022 The Company incurred loss for the year ended, therefore any adjustment would have an anti-dilutive effect and, for this reason, the diluted result is equivalent to Basic earnings per share.

The diluted earnings per share for the result for the year ended December 31, 2023 and 2021 is presented below:

	Consolidated
	2023	2021
Profit attributable to the Company’s controlling shareholders	2,973,731	1,047,960
Weighted average of the number of issued common shares issued, net of treasured shares	1,377,868,926	1,377,143,943
Adjustment for stock options and restricted shares	6,401,920	19,531,951
Weighted average of the number of ordinary shares for diluted earnings calculation	1,384,270,846	1,396,675,894
Diluted earnings per share – R$	2.1482	0.7503

Net income (loss) per share for results from discontinued operations for the years ended December 31, 2023 and 2022 is presented below:

	Consolidated
	2023	2022	2021
Profit (loss) attributable to the Company’s controlling shareholders	5,556,457	(597,655)	90,733
Weighted average of the number of issued common shares	1,385,675,623	1,381,594,182	1,377,932,809
Adjustment for stock options and restricted shares	(7,806,697)	(9,613,311)	(788,866)
Weighted average number of common shares issued, net of treasured shares	1,377,868,926	1,371,980,871	1,377,143,943
Basic profit (loss) per share – R$	4.0326	(0.4365)	0.0659

The diluted earnings per share for the results of discontinued operations for the year ended December 31, 2023 and 2021 is presented below:

	Consolidated
	2023	2021
Profit attributable to the Company’s controlling shareholders	5,556,457	90,733
Weighted average of the number of issued common shares issued, net of treasured shares	1,377,868,926	1,377,143,943
Weighted average number of treasury shares	6,401,920	19,531,951
Weighted average number of common shares considered to diluted earnings per share	1,384,270,846	1,396,675,894
Diluted earnings per share - R$	4.0139	0.0650
F-89

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

31.     TRANSACTIONS WITH RELATED PARTIES

In the course of the Company’s operations, rights and obligations are generated between related parties, arising from administrative expenses and provision of services.

31.1 Uncontrolled and unconsolidated transactions with related parties

Instituto Natura holds shares in the Essential Investment Fund, As of December 31, 2023, the balance is R$6,994 (R$6,805 as of December 31, 2022).

On June 5, 2012, an agreement was signed between Indústria e Comércio de Cosmeticos Natura Ltda. and Bres Itupeva Empreendimentos Imobiliários Ltda., (“Bres Itupeva”), for the construction and rental of a goods processing, storage, and distribution center (HUB), in Itupeva, São Paulo. In 2019, Bres Itupeva assigned its credits to BRC Securitizadora S/A to whom the Company makes monthly payments. Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, members of Natura &Co Holding S.A. controlling group, indirectly control Bres Itupeva. The amount involved in the transaction is recorded under the heading “Right to Use – Buildings”, the balance in the year ended December 31, 2023 was R$52,742 (R$63,665 under the heading “Buildings” of Fixed Assets, on December 31, 2022) and in the year ended December 31, 2023, the amount paid as rent was R$16,549 (R$15,680 in the year ended December 31, 2022).

On January 8, 2021, a related-party transaction was carried out between the Company, as lessee and owner, the subsidiary Indústria e Comércio de Cosmeticos Natura Ltda. and Natura &Co Holding S.A., as guarantors, and a special purpose company (Bresco IX) indirectly held by Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, as lessor and surface-right owner (Co-Chairmen of the Board of Directors of the Company and shareholders members of the controlling group of Natura &Co Holding S.A., Company's parent company). This transaction was entered into with the purpose of expanding the Company’s distribution network and increasing its logistical efficiency through the installation of a new distribution hub in the State of Alagoas. The amount involved in the transaction is recorded under item “Right of Use” of “Buildings” in the amount of R$47,445 and in the year ended December 31, 2022, the total amount paid as rent was R$8,786(there was no disbursement during the year ended December 31, 2022).

On May 12, 2021, a transaction was entered between the Company, as lessee, and Bresco Logística Fundo de Investimento Imobiliário, as lessor, indirectly held by Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos. (Co-Chairmen of the Board of Directors of Natura &Co Holding S.A. and shareholders members of the controlling group of Natura &Co Holding S.A). This transaction had the purpose of keeping the Company’s distribution hub activities in the city of Canoas, State of Rio Grande do Sul. The amount involved in the transaction is recorded under item “Right of Use” of “Buildings” in the amount of R$3,634 (R$4,996 in the year ended December 31, 2022) and in the year ended December 31, 2023, the total amount paid as rent was R$2,258 (R$2,152 in the year ended December 31, 2022).

In the year ended December 31, 2023, the Company and its subsidiaries transferred to Instituto Natura as a donation associated with the net income from sales of the Natura Crer Para Ver product line in the amount of R$49,800 (R$55,000 on December 31, 2022).

The Company has a policy for transactions with related parties, in addition to an internal control structure to support the identification, monitoring and approvals of transactions between related parties.

F-90

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

31.3 Key management personnel compensation

The total compensation of the Company's key Management personnel is as follows:

	2023			2022			2021
	Compensation			Compensation			Compensation
	Fixed	Variable	Total	Fixed	Variable	Total	Fixed	Variable	Total
Board of Directors	8,212	11,660	19,872	13,252	146,603	159,855	15,043	72,187	87,230
Executive Directors	27,991	200,529	228,520	34,403	50,423	84,826	51,576	71,162	122,738
	36,203	212,189	248,392	47,655	197,026	244,681	66,619	143,349	209,968

The totals in the table above include the employer's social security charges.

The amounts include increases and / or reversals of the cumulative expense recognized in the previous years due to reassessments of the number of awards expected to vest and re-estimation of the social security charges expected to be payable by the Company on vesting.

Amounts in the variable category for the twelve-month period ended December 31, 2023 include termination benefits for certain key management employees, related to the review process of the Company's corporate structure. Additionally, the share-based expense shown in the variable category includes the expense accelerations/reversals that were necessary to reflect the number of shares that dropouts are entitled to keep.

32.    COMMITMENTS

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

Total minimum supply payments, measured at nominal value, according to the contract, are:

	Consolidated
	2023	2022
Less than one year	273,548	614,075
One to five years	486,961	659,626
Above five years	799	49,331
Total	761,308	1,323,032

F-91

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

33.    INSURANCE

The Company adopted an insurance policy that mainly considers risk concentration and its materiality, considering the nature of their activities and the guidance of their insurance advisors. As of December 31, 2023 and 2022, insurance coverage is as follows:

Item	Type of coverage	Amount insured
		2023	2022
Industrial complex and administrative sites	Any damages to buildings, facilities, inventories, and machinery and equipment	4,694,455	4,924,868
Vehicles	Fire, theft and collision for the vehicles insured by the Company	24,907	221,523
Loss of profits	No loss of profits due to material damages to facilities buildings and production machinery and equipment	-	2,056,000
Transport	Damages to products in transit	81,328	97,308
Civil liability	Protection against error or complaints in the exercise of professional activity that affect third parties	886,720	1,991,888
Environmental liability	Protection against environmental accidents that may result in environmental lawsuits	30,000	30,000
34. ADDITIONAL INFORMATION RELATING TO THE STATEMENTS OF CASH FLOW

The following table presents additional information on transactions related to the cash flow statement:

	Consolidated
	2023	2022	2021
Non-cash items
Hedge accounting, net of tax effects	494,698	(520,444)	(137,211)
Dividends declared and not yet paid	294,231	-	180,772
Net effect of acquisition of property, plant and equipment and intangible assets not yet paid	27,900	28,472	172,104
Application of judicial deposits in the settlement of legal proceedings	55,494	121,025	-
F-92

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

35. DISCONTINUED OPERATIONS

35.1 Sale of the previously subsidiary Aesop

On August 30, 2023, the Company concluded the sale of the previously controlled subsidiary Aesop to L’Oreal for a total consideration of R$12,429,175, after obtaining all relevant regulatory approvals. The total gain earned on the write-off of the subsidiary's assets and liabilities and recognized as discontinued operations net of income tax and social contribution was R$7,377,768, which includes the reclassification of balance sheet conversion gains accumulated and recognized in other comprehensive results of R$115,168.

In addition to the gain obtained with the derecognition of assets and liabilities, certain incremental costs involving legal advisors and bank fees in the transaction were incurred and classified as part of discontinued operations.

35.2. Sale of previously subsidiary The Body Shop

On December 29, 2023, the Company concluded the sale of the previous subsidiary, The Body Shop, to Aurelius Investment Advisory Limited. The final consideration includes the payment of two fixed installments, one at the closing and another in 2028, with a total undiscounted value of £80,000. Additionally, there are two variable installments (contingent consideration) to be paid in 2025 and 2026, contingent on the subsequent performance of the sold operation (with measurement varying up to the limit of £90,000, undiscounted).

Based on the information available as of December 31, 2023, no indications were identified that the metrics for receiving the variable consideration would not be met.

The total loss incurred in the derecognition of assets and liabilities of the subsidiary, recognized as discontinued operations, net of income tax and social contribution, amounted to R$1,081,340. This includes the reclassification of balance sheet conversion gains accumulated and recognized in other comprehensive income of R$1,622,436 and the impairment loss upon reclassification of the respective operations to assets held for sale, amounting to R$4,007,744. The summary detailing the determination of the loss upon classification as assets held for sale and the subsequent fair value movements are presented below:

2023
Fair value of the previously subsidiary The Body Shop (a)	826,560
Incremental transaction costs on sale	(64,288)
Fair value less selling costs	762,272

Net assets of the previously subsidiary The Body Shop (b)	(4,770,016)
Impairment loss	(4,007,744)

Balance after recognition of loss due to impairment	762,272

Adjustments to the fair value of assets held for sale	91,824

Balances on the date of derecognition	854,096
(a)	It reflects the best estimate of the fair value of the operations on the date the criteria for classification as assets held for sale were met, on October 31, 2023. These estimates reflect the consideration agreed upon with the buyer, presented in the table below, reflecting the translation rate from British pounds to Brazilian real on that date.
(b)	It reflects the carrying amount of the operation reclassified to non-current assets held for sale on the date when the aforementioned criteria were met, on October 31, 2023.

In addition to the loss obtained with the derecognition of assets and liabilities, certain costs involving legal advisors and bank fees in the transaction were incurred and classified as part of discontinued operations.

F-93

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

35.3. Breakdown of discontinued operations

The breakdown of results presented in discontinued operations in the income statement for the years is presented below:

	2023	2022	2021
Cash Consideration received for the sale to the previously controlled Aesop	12,429,175	-	-
Net assets of the previously controlled Aesop, derecognized	(1,140,751)	-	-
Accumulated gains in other comprehensive income from currency translation	115,168	-	-
Incremental transaction costs on sale	(289,686)	-	-
Income tax and social contribution	(3,736,138)	-	-
Net gain on the sale of the previously controlled Aesop	7,377,768	-	-

Fair value of the consideration receivable from the sale of the previously subsidiary The Body Shop		-	-
Fixed amount receivable upon completion	22,915	-	-
Fixed amount receivable in 2028	320,153	-	-
Contingent consideration	486,429	-	-
Total fair value of the consideration	829,497	-	-

Impairment loss	(4,007,744)	-	-
Assets derecognized(1)	(762,272)	-	-
Adjustments to the fair value of assets	(91,824)	-	-
Conversion gains rolled into other comprehensive income	1,622,436	-	-
Incremental transaction costs on sale	(64,288)	-	-
Income tax and social contribution	1,392,855	-	-
Net loss on the sale of the previously controlled The Body Shop	(1,081,340)	-	-

Net gain on the sale of subsidiaries	6,296,428	-	-

Loss before taxes from discontinued operations	(867,308)	(570,444)	339,984
Income tax and social contribution	127,337	(27,211)	(249,251)
Loss from discontinued operations	(739,971)	(597,655)	90,733

Total discontinued operations	5,556,457	(597,655)	90,733

(1) On transaction date Aesop and The Body Shop presents Cash and Cash Equivalent in the amount of R$ 400,585 and R$ 214,387, respectively
F-94

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The results in discontinued operations, which includes the operational results of the former controlled subsidiaries Aesop and The Body Shop for the years ended on December 31, 2023 and 2022 are presented below:

	2023	2022	2021
Net revenue	5,578,990	7,125,967	8,421,961
Cost of sales	(1,137,127)	(1,384,258)	(1,480,222)
Gross profit	4,441,863	5,741,709	6,941,739

Operating (expenses) income	(5,185,984)	(6,196,273)	(6,482,868)
Selling, marketing, and logistics expenses	(3,139,196)	(3,996,851)	(4,613,032)
Administrative, R&D, IT and projects expenses	(1,432,107)	(1,688,874)	(1,741,233)
Other operating income (expenses), net (a)	(614,681)	(510,548)	(128,603)

Operating profit (loss) before financial result	(744,121)	(454,564)	458,871

Financial results	(123,187)	(115,880)	(118,887)

Net income (loss) before income tax and social contribution	(867,308)	(570,444)	339,984
Income tax and social contribution	127,337	(27,211)	(249,251)

Net income (loss) for the year	(739,971)	(597,655)	90,733

a) In addition to the results of the former subsidiaries Aesop and The Body Shop, the amount includes R$428,684 (R$380,416 in 2023) related to costs and expenses associated with Avon's discontinued operation in North America, which was sold prior to the Company's acquisition of Avon. The Company presents these effects as part of its discontinued operations since Avon's discontinued operations are consolidated in its financial statements.

The net cash flows incurred by the discontinued operations are:

	2023	2022

Operational activities	(5,992,000)	1,185,485
Investment activities	12,287,226	(336,953)
Financing activities	(584,118)	(1,123,031)
Net cash generated (consumed)	5,711,108	(274,499)
F-95

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

36.    SUBSEQUENTS EVENTS

36.1 Announcement of former subsidiary The Body Shop entering administration in the UK

During January 2024, information became public that under the guidance of its new controllers, the former subsidiary The Body Shop filed for administration in the United Kingdom, covering operations in that country in the request. Receipt of this information led the Company's management to assess whether such event subsequent to the balance sheet date would affect the financial statements. The main receivables potentially impacted and management's considerations are included below:

a)      Receivable arising from the sale or former subsidiary The Body Shop

As disclosed on footnote 5.5, the Company has accounts receivable due in 2025 and 2026 conditioned on the achievement of certain performance targets by the former subsidiary The Body Shop in each of the respective previous fiscal years. Based on management's analysis and information available as of December 31, 2023, there were no indications or other evidence as of that date that the performance targets associated with such accounts receivable would not be achieved.

However, in April 2024, when the joint administrators of The Body Shop International issued their proposals for administration, such proposal contained additional information that affect the fair value assessment of the receivable..

The Company has assessed that the information that supported the fair value measurement of such receivables as of December 31, 2023 may no longer be deemed reliable for the purposes of determining the current fair value of the receivable. Therefore, while no adjustment is required to be made on the financial statements for the year ended December 31, 2023, the full balance described on footnote 5.5 has been reserved for in 2024, with the respective impact affecting the statement of profit or loss in the Discontinued Operations in 2024 in the amount of approximately R$320 million (net of income taxes).

With regards to the deferred fixed consideration due from the acquirer, (Aurelius Group) the Company has not identified indications that credit risk of the counterparty would have increased significantly to a point that would require the recognition of expected credit losses as of December 31st, 2023.

Management continues to monitor the evolution of the operations of the former subsidiary The Body Shop to assess whether they affect the fair value of the receivable and give rise to accounting adjustments in the financial statements of future periods.

b)      Operational receivables held by Avon from The Body Shop

On December 31, 2023, the subsidiary Avon had receivables from the former subsidiary The Body Shop arising from the manufacture of products in the total amount of approximately R$57 million. In light of the above mentioned information that became available in 2024, including the administrator’s proposals for settling The Body Shop debts with their creditors, the Company has determined that there was a significant increase in credit risk that require the recognition of losses on the recoverability of these receivables.

Therefore, while no adjustment is required to be made on the financial statements for the year ended December 31, 2023, the full balance described above, along with the additional receivables that arose in 2024, have been reserved for in 2024, with the respective impact affecting the statement of profit or loss in 2024 in the amount of approximately R$92 million.

36.2 Dividends distribution

On March 11, 2024, the Company's Board of Directors approved the distribution of dividends in the total amount of R$979,176, corresponding to the estimated value of R$0.709217 per share, excluding treasury shares. Such dividends include the minimum mandatory dividends of R$293,986, corresponding to 30% of the adjusted net profit for the year (see note no. 23), which is expected to be paid by April 19, 2024.

36.3 Flooding in the Brazilian State of Rio Grande do Sul

During May 2024, the state of Rio Grande do Sul in the south of Brazil was hit by a natural disaster. Significant flooding across the state has resulted in damage to third party property and displacement of populations, among other adverse effects. We are currently supporting our network of representatives and analyzing possible actions that may further assist the population at this time.

As of the date of this annual report, we are assessing the potential impacts on the Company’s assets that may have been affected, especially considering the existence of a distribution center in the region, where some of the Company’s products are stored.
F-96